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05009890

82- SUBMISSIONS FACING SHEET

Follow-Up Materials

MICROFICHE CONTROL LABEL

REGISTRANT'S NAME Alliance & Leicester plc

*CURRENT ADDRESS Carlton Park, Narborough
Leicester. LE19 0AL
United Kingdom

**FORMER NAME

**NEW ADDRESS

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

FILE NO. 82- 4964 FISCAL YEAR

* *Complete for initial submissions only* ** *Please note name and address changes*

INDICATE FORM TYPE TO BE USED FOR WORKLOAD ENTRY:

12G3-2B	(INITIAL FILING)	☐	AR/S	(ANNUAL REPORT)	☐
12G32BR	(REINSTATEMENT)	☐	SUPPL	(OTHER)	☑
DEF 14A	(PROXY)	☐			

OICF/BY: [signature]

DAT : 7/22/05

PROCESSED
JUL 25 2005
THOMSON FINANCIAL

File No. 82-4964

Company Number 3263713

ALLIANCE & LEICESTER PLC

MEMORANDUM & ARTICLES OF ASSOCIATION

Group Secretariat
Carlton Park
Narborough
Leicestershire LE19 0AL
Telephone 0116 200 4376
Facsimile: 0116 200 4390

May 2005

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 3263713

The Registrar of Companies for England and Wales hereby certifies that

Alliance & Leicester public limited company

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 10th October 1996

MISS S BASHAR
For the Registrar of Companies

COMPANIES HOUSE

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

ALLIANCE & LEICESTER PUBLIC LIMITED COMPANY

---

1 The Company's name is **"Alliance & Leicester public limited company".**

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4. The Company's objects are:

4.1 To enter into a transfer agreement pursuant to Section 97 of the Building Societies Act 1986 with Alliance & Leicester Building Society (the **"Society"**) and, pursuant to that agreement, to take over and assume the business and liabilities of the Society.

4.2 To carry on the business of banking in all its branches, including but not limited to the transaction of all financial and monetary transactions and other business which now is or at any time during the existence of the Company may be usually or commonly carried out in any part of the world by British, European, foreign or overseas banks, merchant banks, discount houses, foreign exchange dealers, financiers or concessionaires; and in particular (but not so as to qualify the generality of the objects hereinbefore stated):

4.2.1 to receive money on current or deposit account or otherwise on any terms;

4.2.2 to borrow, raise or take up money;

4.2.3 to lend or advance money, securities or property (with or without security);

4.2.4 to issue, subscribe for, guarantee the subscription of, buy, sell, discount, hold, guarantee, transfer and deal with obligations, instruments (whether negotiable or not), and securities of every kind (including the derivative instruments, bonds, obligations, securities, stocks and shares of any government, provincial or local authority, body, corporation, company, society or partnership);

4.2.5 to grant and issue letters of credit and circular notes;

4.2.6 deal in specie and precious metals;

4.2.7 to receive on deposit or for safe custody or otherwise, cash, securities, and valuables of every description and to act as custodian in relation thereto and otherwise;

4.2.8 to collect and transmit money and securities;

4.2.9 to manage property;

4.2.10 to issue and transact business in respect of all types of bankers' cards and debit and credit cards whether issued by the Company or by any other person or company;

4.2.11 to act as registrars and transfer agents for any company and maintain for any company any records and accounts which may be requisite for the purpose;

4.2.12 to undertake any duties in relation to the registration of transfers, the issue and deposit of certificates or other documents evidencing title to securities or otherwise and transact all agency business commonly transacted by bankers.

4.2.13 to dispose of its own business.

4.3 To acquire, accept and take, hold and sell, either in the name of the Company or in that of any nominee, all or any shares, debentures, debenture stock, bonds, notes, obligations and securities of or in any company, society or undertaking.

4.4 To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

4.5 To exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stock, debentures, debenture stock, bonds, notes, obligations or other securities including, without prejudice to the generality of the foregoing, all such powers of veto or control a' may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as many be thought fit.

4.6 To carry on the business of banking and any other business or activity by or through the medium of companies which are subsidiaries of or otherwise under the control (direct or indirect) of the Company, and to co-ordinate the administration of and provide services and facilities of all kinds for such companies or any of them.

4.7 To carry on any other business or activity or any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or businesses or utilising its skills, know-how, expertise or resources.

4.8 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.9 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.10 To purchase, or otherwise acquire for any estate or interest any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.11 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to, or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.12 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.13 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities or any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.14 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.15 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.16 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.17 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital or the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.18 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.19 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.20 To carry on all kinds of insurance business including general insurance and life insurance whether of a kind now known or hereafter devised, and in particular without prejudice to the generality of the foregoing, to carry on all or any classes of insurance business or any combination of the same listed in the Insurance Companies Act 1982 or any statutory modification or re-enactment of the same including any Regulations made thereunder or pursuant or in relation thereto for the time being in force.

4.21 To undertake and perform the office and duties of trustee, custodian trustee, executor, administrator, attorney or nominee of or for any person, corporation, association, scheme, unit trust, pension or other trust fund, government, state, local authority or other body either gratuitously or otherwise; to undertake and execute any trust or discretion, and the distribution amongst the beneficiaries, pensioners or other persons entitled to it, of any income, capital or annuity, and whether in money or specie, in furtherance of any discretion, obligation or permission; for the above purposes to hold, deal with, manage, direct the management of, buy, sell, exchange, mortgage, charge, lease dispose of, or grant any right or interest in, over or upon any real or personal property of any kind, including contingent and reversionary interests in any property, and to undertake and carry on any business undertaking or transaction.

4.22 To carry on business as estate agents, property dealers, developers and managers undertaking the management of property, real or personal, or of any interest therein as owners, trustees, agents, receivers or otherwise.

4.23 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.24 To subscribe or guarantee money for any national, charitable, benevolent, public, general or useful object or for any purpose which may be considered likely directly or indirectly to further the interests of the Company or of its members.

4.25 To establish and maintain or contribute to any pension or superannuation funds for the benefit of, and to give or procure the giving of donations, gratuities, pensions, allowances or emoluments to, any individuals who are or were at any time in the employment or service of the Company or of any company which is its holding company or is a subsidiary of the Company or any such holding company or otherwise is allied to or associated with the Company of any of the predecessors of the Company or any other such company as aforesaid, or who are or were at any time directors or officers of the Company or of any such other company, and the wives, widows, families and dependants of any such individuals; to establish and subsidise or subscribe to any institutions, associations, clubs or funds which may be considered likely to benefit any such persons or to further the interests of the Company or of any such other company; and to make payments for or towards the insurance of any such persons.

4.26 To establish and maintain, and to contribute to, any scheme for encouraging or facilitating the holding of shares or debentures in the Company by or for the benefit of its employees or forme employees, or those of its subsidiary or holding company or subsidiary of its holding company, o. by or for the benefit of such other persons as may for the time being be permitted by law, or any scheme for sharing profits with its employees or those of its subsidiary and/or associated companies, and (so far as for the time being permitted by law) to lend money to employees of the Company or of any company which is its holding company or is a subsidiary of the Company or any such holding company or otherwise is allied to or associated with the Company with a view to enabling them to acquire shares in the Company or its holding company.

4.27 To purchase and maintain insurance for or for the benefit of any persons who are or were at any time directors, officers or employees of the Company, or of any other company which is its holding company or in which the Company or such holding company or any of the predecessors of the Company or of such holding company has any interest whether direct or indirect or which is in any way allied to or associated with the Company, or of any subsidiary undertaking of the Company or of any such other company, or who are or were at any time trustees of any person or fund in which any employees of the Company or of any such other company or subsidiary undertaking are interested, including (without prejudice to the generality of the foregoing) insurance against any liability incurred by such persons in respect of any act or omission in the actual or purported execution and/or discharge of their duties and/or in the exercise or purported exercise of their powers and/or otherwise in relation to the Company or any such other company, subsidiary undertaking or pension fund and to such extent as may be permitted by law otherwis to indemnify or to exempt any such person against or from any such liability; for the purposes o. this clause "holding company" and "subsidiary undertaking" shall have the same meanings as in the Companies Act 1985 as amended by the Companies Act 1989.

4.28 To distribute among members of the Company in specie or otherwise, by way of dividend or bonus or by way of reduction of capital, all or any of the property or assets of the Company, or any proceeds or sale of other disposal of any property or assets of the Company, with and subject to any incident authorised and consent required by law.

4.29 To do all or any of the things and matters aforesaid in any part of the world and either as principals, agents, contractors, trustees or otherwise, and by or through trustees, agents, subsidiary companies or otherwise, and either alone or in conjunction with others.

4.30 To do all such other things as may be considered by the directors to be incidental or conducive to any of the above objects.

4.31 The objects set in Clauses 4.1 to 4.30 are not to be interpreted narrowly. The widest interpretation possible shall be given to them. Unless the context expressly requires it, Clauses 4.1 to 4.30 will not be in any way limited to, or restricted in any way by any other object, or objects set out in any Clause, the terms of any other Clause or the Company's name.

4.32 None of Clauses 4.1 to 4.30 shall be treated as subordinate or incidental to any Clause. This also applies to the objects stated in Clauses 4.1 to 4.30, and to the powers given by those Clauses. But the Company will have full power to use any of the powers, and to achieve, or to try to achieve any of the objects, which are set out in any one or more of the Clauses.

5 Notwithstanding the provisions of Clause 4, for so long as Alliance & Leicester Building Society invests in or supports the Company within the meaning of Section 18 of the Building Societies Act 1986, the Company may not carry on any activities which would prohibit Alliance & Leicester Building Society from investing in or supporting the Company.

In this Clause, words and expressions defined in or for the purposes of, or used in, the Building Societies Act 1986, (as amended) shall bear the same meaning herein as they do in that Act, but for the avoidance of doubt, references to Alliance & Leicester Building Society shall not include references to the Company for these purposes.

6 The liability of the Members is limited.

7 The Company's share capital is £50,000 divided into 100,000 Shares of 50p each, and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.*

* By Special Resolution dated 11th March 1997, the Company's authorised share capital was increased from £50,000 to £388,000,000 by the creation of 775,900,000 additional ordinary shares of 50p each.

We, the Subscribers to the Memorandum of Association wish to be formed into a Company pursuant to the Memorandum; and we agree to take the number of Shares shown opposite our respective names.

	Names and Addresses of Subscribers	**Number of Shares taken by each Subscriber**
1	Hackwood Directors Limited Barrington House 59-67 Gresham Street London EC2V 7JA .... For and on behalf of Hackwood Directors Limited	One
2	Hackwood Directors Limited Barrington House 59-67 Gresham Street London EC2V 7JA .... For and on behalf of Hackwood Directors Limited	One
	Total Shares Taken:	**Two**

DATED 1996

Witness to the above Signatures:-

Berrington House
59-67 Gresham Street
London EC2V 7JA

Company Number 3263713

ALLIANCE & LEICESTER PLC

ARTICLES OF ASSOCIATION

Group Secretariat
Carlton Park
Narborough
Leicestershire LE19 0AL
Telephone 0116 200 4376
Facsimile: 0116 200 4390

May 2005

INDEX

PART 1 – GENERAL PROVISIONS

Company Number 3263713

The Companies Act 1985

Company Limited by Shares

ARTICLES OF ASSOCIATION

Adopted by a Special Resolution passed on 11 March 1997
as amended by a Special Resolution passed on 2 May 2000 and 3 May 2005

of

Alliance & Leicester plc

GENERAL PROVISIONS

1 Table A and other standard regulations does not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, and any similar regulations in any other Legislation relating to companies, do not apply to the Company.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and phrases as they are used in these Articles. However, the meaning given in the table does not apply if that is inconsistent with the context in which a word or phrase appears. After the Articles there is a glossary which explains various words and expressions. But the glossary is not part of the Articles, and it does not affect their meaning.

Words	**Definitions**
amount (of a share)	This refers to the nominal value of the share.
Annual General Meeting	This refers to an annual general meeting held pursuant to section 366 of the Act.
Articles	The Company's Articles of Association, including any charges make to them.
Auditor	This refers to the auditor(s) of the Company for the time being appointed pursuant to section 385 of the Act.
Companies Act and the Act	The Companies Act 1985.
company	Includes any corporate body.
the Company	Alliance & Leicester plc.
CREST	A relevant system as defined in the Uncertificated Securities Regulations 2001 (referred to as the 2001 Regulations).
Directors	The directors of the Company from time to time.
document	References to a *document* include, unless the context otherwise require, references to an electronic communication.

	References to a notice or other document being *sent* to or by a person include references to such notice or other document, or a copy of such notice or other document, being sent, given delivered, issued or made available to, served on, that person by any method authorised or contemplated by these Articles, and *sending* shall be construed accordingly.
electronic communication	References to an *electronic communication* mean, unless the contrary is stated, an electronic communication as defined in The Electronic Communications Act 2000.
executed	References to a document being *executed* refer to any mode of execution, including without limitation to it being executed under hand or under seal or, in the case of an electronic communication, by electronic signature.
existing shares (of any kind)	Shares which are in issue at the relevant time.
Extraordinary General Meeting	This refers to a General Meeting which is not an Annual General Meeting.
Extraordinary Resolution	This refers to an extraordinary resolution as defined in section 378(1) of the Act.
General Meeting	This refers to a meeting of the shareholders of the Company but not to a class meeting held pursuant to Article 36.1
Legislation	The Companies Act, and all other laws and regulations applying to the Company.
London Stock Exchange	The London Stock Exchange PLC.
in writing	References to in writing include references to typewriting, lithography, photography and any other modes of representing or reproducing words in a legible form and non-transitional form but shall not for the avoidance of doubt include electronic communication.
Memorandum of Association	References to the memorandum of association mean the memorandum as defined in section 744 of the Act.
Official List of the UK Listing Authority	References to the official list of the UK Listing Authority mean the official list as defined in section 103 of the Financial Services and Markets Act 2000.
Ordinary Resolution	References to an Ordinary Resolution mean a resolution which requires a simple majority of those present and voting in favour to be passed.
Ordinary Shares	The Company's ordinary shares.
Ordinary Shareholder	A holder of the Company's Ordinary Shares.
paid-up share or other security	Includes a share or other security which is treated ("credited") as paid up.
pay	Includes any kind of reward or payment for services.
recognised clearing house	A clearing house granted recognition under the Financial Services and Markets Act 2000.

Words	Definitions
recognised investment exchange	An investment exchange granted recognition under the Financial Services and Markets Act 2000.
Register	The Company's register of members.
Registered Office	The Company's registered office.
rights of any share	The rights attached to the share when it is issued, or afterwards.
Seal	The Company's Common Seal (if any), or any official seal (if any) kept by the Company under section 40 of the Companies Act (called a securities seal) or either of them as the case may require.
Secretary	Any person appointed by the Directors to do work as the Company Secretary including any assistant or deputy secretary.
shareholder	A holder of the Company's shares.
shareholders' meeting	Includes both a General Meeting of the Company and a meeting of any class of holders of the Company's shares.
Special Notice	References to special notice mean special notice as defined in section 379 of the Act.
Special Resolution	This refers to a special resolution as defined in section 378(2) of the Act.
subsidiary	A "subsidiary undertaking", as defined in section 258 of the Companies Act.
terms of a share	The terms on which a share was issued.
Treasury Shares	References to treasury shares mean treasury shares as defined in section 162A of the Act.
UK Listing Authority	The Financial Services Authority acting in its capacity as the competent authority under the Financial Services and Markets Act 2000.
Uncertificated	'Uncertificated' means, in relation to a share, a share title to which is recorded in the register as being held in uncertificated form and title to which, by virtue of the 2001 Regulations, may be transferred by means of the relevant system.
United Kingdom	Great Britain and Northern Ireland.
Working Days	A day other than a Saturday, Sunday or public holiday when banks in England are open for business.
2001 Regulations	The Uncertificated Securities Regulations 2001.

2.2 References to a debenture include debenture stock and references to a debenture holder include a debenture stockholder.

2.3 Where the Articles refer to a person who is automatically entitled to a share by law, this includes a person who is entitled to the share as a result of the death, or bankruptcy, of a shareholder.

2.4 Words which refer to a single number also refer to plural numbers, and the other way around.

2.5 Words which refer to males also refer to females, and to companies and so on.

2.6 References to a person or people include companies, unincorporated associations and so on.

2.7 Any headings in these Articles are only included for convenience. They do not affect the meanings of the Articles.

2.8 When Legislation, or a section of Legislation, is referred to, this includes any amendment to the Legislation or section, as well as its inclusion at a later date.

2.9 When Legislation or the Articles is referred to, the version which is current at any particular time will apply.

2.10 Where the Articles give any power or authority to anybody, this power or authority can be used on any number of occasions, unless the way in which the word is used does not allow this meaning.

2.11 Any word which is defined in the Companies Act means the same in the Articles, unless the Articles define it differently, or the way in which the word is used is inconsistent with the definition given in the Companies Act.

2.12 Where the Articles say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution and where the Articles say that anything can be done by passing an Extraordinary Resolution, this can also be done by passing a Special Resolution.

2.13 Where the Articles refer to changing the amount of shares this means doing any or all of the following:

- subdividing the shares into other shares with a smaller nominal amount;
- consolidating the shares into other shares with a larger nominal amount; and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had.

2.14 Where the Articles refer to any document being made effective that means being signed, sealed or executed in some other legally valid way.

2.15 Where the Articles refer to months or years, these are calendar months or years.

SHARE CAPITAL

3 Form of the Company's share capital

The Company's share capital is £388 million comprised of 776 million Ordinary Shares of 50p each.

CHANGING CAPITAL

4 The power to increase capital

The Company's shareholders can increase the Company's share capital by passing an Ordinary Resolution. The resolution will fix the amount of the increase and the nominal amount of the new shares.

5 Application of the Articles to new shares

The provisions of the Articles about payment of calls, transfer, automatic entitlement by law, forfeiture, lien and all other things apply to new shares under Article 4 in the same way as if they were part of the Company's existing share capital.

6 The power to change capital

The shareholders can pass Ordinary Resolutions to do any of the following:

- to consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger nominal amount than the existing shares;
- to cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution, and reduce the amount of the Company's share capital by the amount of the cancelled shares; and
- to divide some or all of its shares into shares which are of a smaller nominal amount than is fixed in the Memorandum of Association. This is subject to any restrictions of the Companies Act. The resolution may provide that, as between the holders of the divided shares, different rights and restrictions of a kind which the Company can apply to new shares may apply to different divided shares.

7 Fractions of shares

If any shares are consolidated, the Directors have power to deal with any fractions of shares which result. If the Directors decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among members in proportion to their fractional entitlements. The Directors can sell to any person (including the Company, if the law allows this) and in the case of a certificated share can authorise any person to transfer those shares to the buyer. In the case of an uncertificated share the Directors may, in order to enable the Company to deal with the share under this Article, require the operator of CREST to convert the share into a certificated share and after such conversion authorise any person to transfer and/or take such other steps as they think fit to effect the transfer. The buyer does not need to take any steps to see how any money he is paying is used. Nor will his ownership be affected if the sale was irregular or invalid in any way.

8. The power to reduce capital

The Company's shareholders can pass a Special Resolution to:

- reduce its share capital in any way; or
- reduce any capital redemption reserve or share premium account in any way.

9 Buying back shares

The Company can buy back, or agree to buy back in the future, any shares of any class (including redeemable shares), if the Legislation allows this. However, if the Company has existing shares which are convertible into other shares which are equity shares, then the Company can only buy back equity shares of that class if:

- either the terms of issue of the convertible shares permit the Company to buy back equity shares;
- the terms of issue of the convertible shares say that the basis on which they convert may be adjusted if the Company buys back equity shares; or
- the buy-back or agreement to buy back has been approved by an Extraordinary Resolution passed by the holders of the convertible shares.

SHARES

10 The special rights of new shares

10.1 If the Company issues new shares, the new shares may have any rights or restrictions attached to them. The rights can take priority over the rights of existing shares, or existing shares can take priority over them. Or the new shares and the existing shares can rank equally. These rights and restrictions can apply to sharing in the Company's profits or assets. Other rights and restrictions can also apply, for example on the right to vote.

10.2 The rights and restrictions referred to in Article 10.1 can be decided by an Ordinary Resolution passed by the shareholders. The Directors can also take these decisions if they do not conflict with any resolution passed by the shareholders.

10.3 If the Legislation allows this, the rights of any new shares can include rights for the holder and/or the Company to have them redeemed.

10.4 The ability to attach particular rights and restrictions to new shares may be restricted by special rights previously given to holders of any existing shares.

11 The Director's power to deal with shares.

The Directors can decide how to deal with any shares which have not been issued. The Directors can allot them on any terms, which can include the right to transfer the allotment to another person before any person has been entered on the Register. This is known as the right to renounce the allotment. The Directors can also grant options to give people a choice to acquire shares in the future. Or the Directors can dispose of the shares in any other way. The Directors are free to decide who they deal with, when they deal with the shares, and the terms they deal on. But they must obey:

- the provisions of the Legislation relating to authority, pre-emption rights and other matters; and
- any resolution of a General Meeting which is passed under the Legislation.

12 The Directors' authority to allot "relevant securities" and "equity securities"

12.1 This Article regulates the authority of the Directors to allot relevant securities (see Articles 12.2, 12.3 and 12.7 to 12.9) and their power to allot equity securities for cash (see Articles 12.4 to 12.9). The meaning of relevant securities is given in Section 80 of the Companies Act, while the meaning of equity securities is given in Section 94 of that Act.

12.2 The Directors are authorised, generally and without conditions, under Section 80 of the Companies Act, to allot the shares, and the rights to shares, which are relevant securities. They are authorised to allot them for each period referred to in Article 12.7. But this authority is restricted by the limit on the maximum amount of relevant securities which, can be allotted in each period, which is described in Article 12.3.

12.3 The maximum amount applicable under Article 12.2 is £79 million for the first period referred to in Article 12.7. The maximum amount for subsequent periods will be set out in the Special Resolution which renews or extends the period in Article 12.7, or in any other resolution passed by the shareholders at a General Meeting.

12.4 Where the Directors have general authority under section 80 of the Companies Act under Article 12.2, under that authority they have the power to allot equity securities, entirely paid for in cash, as if section 89(1) of the Companies Act did not apply. This power will be for each period referred to in Article 12.7.

12.5 There is no limit on the maximum amount of equity securities which can be allotted under the power in Article 12.4 where the allotment is in connection with a rights issue (which is defined in Article 12.6). In all other cases, the maximum amount of equity securities which can be allotted under that power is:

- Treasury Shares;
- the lesser of £14,550,000 and 5 per cent. of the Company's issued capital immediately following the listing of the Ordinary Shares on the London Stock Exchange for the first period referred to in Article 12.7; or
- the amount stated in a Special Resolution which renews or extends the period in Article 12.7.

12.6 In Article 12.5 rights issue means an offer of equity securities which is open to the following people for a period decided on by the Directors:

- people who are registered holders of Ordinary Shares on a particular date, in proportion to their holdings of Ordinary Shares;
- people who are registered on a particular date as holders of other classes of equity securities which give them the right to receive the offer.

However, a rights issue can be subject to any limits, or restrictions, which the Directors think are necessary or appropriate to deal with:

- Treasury Shares;
- any fractions of shares which people would be entitled to; or
- legal or practical problems under the laws of any territory, or under the requirements of any recognised regulatory body, or stock exchange, in any territory.

12.7 The first period under Article 12.2 and 12.4 begins on the date on which these Articles are adopted (which is shown on the first page of these Articles). It ends on the date of the Company's Annual General Meeting or, if earlier, on the date which is 15 months after the date of adoption of these Articles. The shareholders can, by passing further Special Resolutions, renew or extend this period for periods of no more than fifteen months each.

12.8 During the periods in Article 12.7, the Directors can make offers, and enter into agreements, which would, or might, need shares to be allotted after those periods.

12.9 In working out any maximum amount of securities referred to in this Article, the nominal value of rights to subscribe for shares, or to convert any securities into shares, will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

13 Power to pay commission and brokerage

The Company can use all the powers given by the Legislation to pay commission or brokerage (a special form of commission) to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply for, any new shares.

14 Renunciations of allotted but unissued shares

Where a share has been allotted to a person but that person has not yet been entered on the Register, the Directors can recognise a transfer (called a renunciation) by that person of his right to the share in favour of some other person. The ability to renounce allotments only applies if the terms on which the share is allotted are consistent with renunciation. The Directors can impose terms and conditions regulating renunciation rights.

15 No trusts etc. recognised

15.1 The Company will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or part of a share, may not be owned outright by the registered owner is not of any concern to the Company, for example if a share is held on any kind of trust.

15.2 The only exception to what is said in Article 15.1 is for any right:

- which is expressly given by these Articles; or
- which the Company has a legal duty to recognise.

CERTIFICATED AND UNCERTIFICATED SHAREHOLDINGS

16 Shares without certificates, and shares which can be transferred without transfer forms

16.1 The Company can issue shares, and other securities, which do not have certificates. The Company can also allow existing shares, and other securities, to be held without certificates. Evidence of ownership of these shares and securities does not involve a certificate. The Company can also allow any shares, or other securities, to be transferred without using a transfer form. All this applies so far as the Legislation allows.

16.2 These shares and other securities can, for example, be transferred by using CREST. Shares which can be transferred in this way are called uncertificated shares. The Company may convert certificated shares into uncertificated shares and vice versa.

16.3 Immediately before any of the Company's shares become uncertificated shares, the Articles will only apply to those shares so far as they are called uncertificated shares:

- holding those shares as uncertificated shares;
- transferring ownership of those shares by using a relevant system; and
- any of the provisions of the 2001 Regulations.

16.4 The Directors can also lay down regulations:

- which govern the issue, holding and transfer, and where appropriate, the mechanics of conversion and redemption, of these shares and securities;
- which govern the mechanics for payments involving a relevant system; and
- which make any other provisions which the Directors consider are necessary to ensure that these Articles are consistent with the 2001 Regulations, and with any rules or guidance of an operator of a "relevant system" under the 2001 Regulations.

These regulations will, if they say so, apply instead of the other provisions in the Articles relating to certificates, and the transfer, conversion and redemption of shares and other securities, and any other provisions which are not consistent with the 2001 Regulations. If the Directors do make any regulations under Article 16.4, Article 16.3 will still apply to the Articles, read with those regulations.

17 Shares with Certificates

17.1 When a shareholder is first registered as the holder of any class of shares, he is entitled, free of charge, to a separate share certificate for each class of shares. But this does not apply if the Legislation requires, or allows, the Company not to issue share certificates.

17.2 If a shareholder gets more shares of any class he is entitled, without charge, to another certificate for the extra shares.

17.3 If a shareholder transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance.

17.4 The Company does not have to issue more than one certificate for any share, even if that share is held jointly.

17.5 When the Company delivers a certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders.

17.6 The Company can deliver a certificate to a broker or agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

17.7 Share certificates can be:

- signed by one or more Directors;
- sealed with the Seal; and/or
- printed, in any way, with a copy of the Seal or with a copy of the signature of one or more Directors.

17.8 A share certificate must state the number and class of shares and distinguishing numbers (if any) to which it relates and the amount paid up on those shares. It cannot be for shares of more than one class.

17.9 The time limit for the Company to provide a share certificate under this Article is:

- one month after the allotment of a new share (or any longer period provided by its terms of issue);
- five business days after a transfer of fully-paid shares is presented for registration; or
- two months after a transfer of partly-paid shares is presented for registration.

18 Replacement share certificates

18.1 If a shareholder has two or more share certificates for shares of the same class, he can ask the Company for these to be cancelled and replaced by a single new certificate. The Company must comply with such request.

18.2 A shareholder can ask the Company to cancel and replace a single share certificate with two or more certificates, for the same total number of shares. The Company may comply with such request.

18.3 A shareholder can ask the Company for a new certificate if the original is:

- damaged or defaced; or
- said to be lost, stolen, or destroyed.

18.4 If a certificate has been damaged or defaced, the Company can require the certificate to be delivered to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, the Company can require satisfactory evidence, and an indemnity, before issuing a replacement.

18.5 The Directors can require the shareholder to pay the Company's exceptional out of pocket expenses for issuing any share certificates under this Article.

18.6 Any one joint shareholder can request replacement certificates under this Article.

CALLS ON SHARES

19 The Directors can make calls on shares

Subject to the terms of allotment, the Directors can call on shareholders to pay any money which has not yet been paid to the Company for their shares. This includes both the nominal value of the shares and any premium which may apply. They can also make calls on people who are automatically entitled to shares by law. If the terms of issue of the shares allow this, the Directors can:

- make calls as often, and whenever, they think fit;
- decide when and where the money is paid;
- decide that the money may be paid by instalments;
- revoke or postpone any call.

A call is treated as having been made as soon as the Directors pass a resolution authorising it.

20 The liability for calls

A member who has received at least 14 days' notice giving the amount called, the time or times and place for payment must pay the call as required by the notice. Joint shareholders are liable jointly and severally (which, in general terms, means together and separately) to pay any money called for.

21 Interest on unpaid calls

If the person due to pay any money in this way does not pay it by the day that it is due, he is liable to pay interest on the money as well as all costs, charges and expenses that any be incurred by the Company because of the non-payment. Interest will run from the day the money is due until it has actually been paid. The yearly interest rate is that fixed by the Directors (subject to a maximum of 15 per cent.) but the Directors can decide to forgo any or all of this interest.

22 **Sums which are payable when a share is allotted are treated as a call**

If the terms of a share require any money to be paid at the time the share is allotted, or at any fixed date, then this money will be treated in the same way as a valid call for money on shares which is due on the same date. If this money is not paid, everything in the Articles relating to non-payment of calls applies. This includes Articles which allow the Company to forfeit or sell shares and to claim interest.

23 **Calls can be for different amounts**

On or before an issue of shares, the Directors can decide that shareholders may be called on to pay different amounts, or that they may be called on at different times.

24 **Paying calls early**

The Directors can accept payment in advance of some or all of the money from a shareholder before he is called on to pay the money. The Directors can agree to pay interest on money paid in advance until it would otherwise be due to the Company at a rate fixed by the Directors.

FORFEITING SHARES AND LIENS OVER SHARES

25 **Notice following non-payment of a call**

Articles 25 to 35 apply if a shareholder fails to pay the whole amount of a call, or an instalment of a call, by the day that it is due. It also applies in the same way to a person who is automatically entitled to a share by law. The Directors can serve a notice on him any time after the date it is due, if the whole amount immediately due has not been paid.

26 **Contents of the notice**

This notice must:

- demand payment of the amount immediately payable, plus any interest and any of the Company's expenses caused by the failure to pay;
- give a date by when the total referred to immediately above must be paid, but this must be at least seven days after the notice is served on the shareholder;
- say where the payment must be made; and
- say that if the full amount demanded is not paid by the time stated, and where stated, the Company can forfeit the shares on which the call or instalment was due.

27 **Forfeiture if the notice is not complied with**

If the notice is not complied with, the shares that it relates to can be forfeited at any time while any amount (including interest and expenses) is still outstanding. This is done by the Directors passing a resolution stating that the shares have been forfeited. The Directors can accept the surrender of any share that would otherwise be forfeited.

28 **Forfeiture will include unpaid dividends**

All dividends which are due on the shares, but not yet paid, will also be forfeited.

29 Dealing with forfeited shares

A share forfeited or surrendered under Article 27 belongs to the Company. The Directors can sell or dispose of any forfeited share on any terms, and in any way that they decide. This can be with, or without, a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous shareholder, or the person who was previously automatically entitled by law to the share. The Directors can, if necessary, authorise any person to transfer a forfeited certificated share. In the case of an uncertificated share the Directors may, in order to enable the Company to deal with the share under this Article, require the operator of CREST to convert the share into a certificated share and after such conversion authorise any person to transfer and/or take such other steps as they think fit to effect the transfer.

30 Cancelling forfeiture

After a share has been forfeited, the Directors can cancel the forfeiture. But they can only do this before the share has been sold or disposed of. This can be on any terms that they decide.

31 The position of shareholders after forfeiture

A shareholder loses all rights in connection with forfeited shares and must surrender any certificate for those shares to the Company for cancellation. A shareholder is still liable to pay calls which had been made, but not paid, before the forfeiture of his shares. He must also pay interest on the unpaid amount, until it is paid. The Directors can fix the rate of interest, but it must not be more than 15 per cent. a year. The shareholder continues to be liable for all claims and demands which the Company could have made relating to the forfeited share. He is not entitled to any credit for the value of the share when it was forfeited or for money received by the Company under Article 28, unless the Directors decide to allow credit for all or any of that value.

32 The Company's lien on shares

The Company has a lien on all partly paid shares. This lien has priority over claims of others to the shares. This lien is for any money owned to the Company for the shares. The Directors can decide to give up any lien which has arisen. They can also decide to suspend any lien which would otherwise apply to particular shares.

33 Enforcing the lien by selling the shares

If the Directors want to enforce the lien referred to in Article 32, they can sell some or all of the shares in any way they decide. In the case of certificated shares, the Directors can authorise someone to transfer the shares sold. In the case of an uncertificated share the Directors may, in order to enable the Company to deal with the share under this Article, require the operator of CREST to convert the share into a certificated share and after such conversion to authorise any person to transfer and/or take such other steps as they think fit to effect the transfer but they cannot sell the shares until all of these conditions are met:

- the money owed by the shareholder must be immediately payable;
- the Directors must have given a written notice to the shareholder. This notice must say how much is due. It must also demand that this money is paid, and say that the shareholder's shares will be sold if the money is not paid;
- the notice just referred to must have been served on the shareholder, or on any person who is automatically entitled to the shares by law. This notice can be served in any way that the Directors decide; and
- the money has not been paid by at least 14 days after the notice has been served.

34 **Using the proceeds of the sale**

If the Directors sell any shares under Article 33, the net proceeds will first be used to pay off the amount which is then payable to the Company. The Directors will pay any money left over to the former shareholder, or to any person who would otherwise be automatically entitled to the shares by law. But the Company's lien will also apply to any money left over, to cover any money still due to the Company which is not yet payable: the Company has the same rights over this money as it had over the shares immediately before they were sold. The Company need not pay over anything left under this Article until, in the case of a certificated share, the certificate representing the shares sold has been delivered to the Company for cancellation.

35 **Evidence of forfeiture or sale**

A Director, or the Company Secretary, can make a statutory declaration which declares:

- that he is a Director or the Company Secretary of the Company;
- that a share has been properly surrendered, forfeited or sold to satisfy a lien under the Articles; and
- when the share was surrendered, forfeited or sold.

This will be evidence of these facts which cannot be disputed. If this declaration is delivered to the new holder of a share with, in the case of a certificated share, any completed transfer form which is required, this gives the buyer good title to the share. Nor does the new holder of the share need to take any steps to see how any money he may be paying for the share is used. The new shareholder's ownership of the share will not be affected if the steps taken to surrender or forfeit the share, or the sale or disposal of the share, were invalid or irregular, or if anything that should have been done was not done.

CHANGING SHARE RIGHTS

36 **Changing the special rights of shares**

36.1 If the Company's share capital is split into different classes of share, and if the Legislation allows this, the special rights which are attached to any of these classes can be varied or abrogated if this is approved by an Extraordinary Resolution. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a class meeting.

36.2 The special rights of a class of shares can be varied or abrogated while the Company is a going concern, or while the Company is being wound up, or if this is being considered.

36.3 All the Articles relating to General Meetings apply to a class meeting, but with the following adjustments:

- At least two people who hold (or who act as proxies for) at least one third of the total nominal value of the existing shares of the class (excluding any shares of that class held as Treasury Shares) are a quorum. However, if this quorum is not present at an adjourned meeting, one person who holds shares of the class (other than Treasury Shares), or his proxy, is a quorum.
- Anybody who is personally present, or who is represented by a proxy, can demand a poll.
- On a poll, the holders of shares will have one vote for every share of the class which they hold. This is subject to any special rights or restrictions which are attached to any class of shares by the Articles, or when rights are attached to shares in some other way under the Articles.

36.4 This Article also applies to the variation or abrogation of special rights of shares forming part of a class. Each part of the class which is being treated differently is viewed as a separate class in operating this Article.

37 **More about the special rights of shares**

The special rights of existing shares are not regarded as varied:

- if new shares are created, or issued, which rank equally with any other existing shares in sharing in profits or assets of the Company;
- if the Company buys back its own shares; or
- if the Company holds such shares as Treasury Shares.

But this does not apply if the terms of the existing shares expressly say otherwise.

TRANSFERRING SHARES

38 **Transfer forms**

Unless the Articles say otherwise, any shareholder can transfer some or all of his shares to another person. Every transfer of a certificated share must be in writing, and either in the usual standard form, or in any other form approved by the Directors.

39 **More about transfers**

39.1 The transfer form must be delivered to the office where the Register is kept. The transfer form must have with it:

- the share certificate for the shares to be transferred; and
- any other evidence which the Directors ask for to prove that the person wishing to make the transfer is entitled to do this.

39.2 However, if a transfer is by a recognised clearing house or its nominee or by a recognised investment exchange, a share certificate is only needed if a certificate has been issued for the shares in question.

39.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by using a seal of that person.

39.4 A share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to, if the share is not a fully paid-up share. It need not be made effective by using a seal of that person.

39.5 The person making a transfer will be treated as continuing to be the shareholder until the name of the person to whom a share is being transferred is put on the Register for that share.

39.6 If the Company, registers a transfer, it may keep the transfer form.

39.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

39.8 No fee is payable to the Company for transferring shares or registering changes relating to the ownership of shares.

39.9 Transfers may not be in favour of more than four joint holders.

40 **The Company can refuse to register certain transfers**

40.1 The Directors can refuse to register a transfer of any shares (which are certificated shares) which are not fully paid-up. They do not have to give any reasons for refusing. But, if any of those shares have been admitted to the Official List of the UK Listing Authority, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

40.2 The Directors may refuse to register a transfer of an uncertificated share to a person who is to hold it afterwards as a certificated share where the Company is entitled to refuse (or is excepted from the requirement) under the 2001 Regulations to register the transfer.

40.3 If the Directors decide not to register a transfer of a share, they must notify the person who the shares were to be transferred to. This must be done no later than two months after the Company receives the transfer, (in the case of a transfer of a certificated share) or the date on which the operator – instruction was received by the Company (in the case of a transfer of an uncertificated share to a person who is to hold it afterwards in certificated form).

41 Closing the Register

Subject to the 2001 Regulations, the Directors can decide to suspend the registration of transfers by closing the Register. This can be for part of a day, a day, or more than a day. Suspension periods can vary between different classes of shares. But the Register cannot be closed for more than 30 days a year.

42 Overseas branch registers

The Company can use all the powers that the Legislation gives to keep on overseas branch register. The Directors can make and change any regulations they decide on relating to this register, as long as the Legislation allows this.

PERSONS AUTOMATICALLY ENTITLED TO SHARES BY LAW

43 When a shareholder dies

43.1 When a sole shareholder dies (or a shareholder who is the last survivor of joint shareholders dies), his legal personal representatives will be the only people who the Company will recognise as being entitled to his shares.

43.2 If a shareholder who is a joint shareholder dies, the remaining joint shareholder or shareholders will be the only people who the Company will recognise as being entitled to his shares.

4.3.3 But this Article does not discharge the estate of any shareholder from any liability.

44 Registering personal representatives and so on

A person who becomes automatically entitled to a share by law can either be registered as the shareholder, or can select some other person to have the share transferred to. The person who is automatically entitled by law must provide any evidence of his entitlement which is reasonably required by the Directors.

45 A person who wants to be registered must give notice

If a person who is automatically entitled to shares by law wants to be registered as a shareholder, he must deliver or send a notice to the Company saying that he has made this decision. He must sign this notice, and it must be in the form which the Directors require. This notice will be treated as a transfer form. All of the provisions of these Articles about registering transfers of shares apply to it. The Directors have the same power to refuse to register the automatically entitled person as they would have had in deciding whether to register a transfer by the person who was previously entitled to the shares.

46 A person who wants to have another person registered must use a transfer form

If a person who is automatically entitled to a share by law wants the share to be transferred to another person, he must, in the case of a certificated share, do this by signing a transfer form to the person he has selected. The Directors have the same power to refuse to register the person selected as they would have had in deciding whether to register a transfer by the person who was previously entitled to the shares.

47 The rights of people automatically entitled to shares by law

47.1 A person who is automatically entitled to a share by law is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the Directors can withhold the dividend and other money until a person has been properly registered as the shareholder as laid down in the Articles. They can also withhold the dividend if the person who was previously entitled to the share could have had this dividend withheld.

47.2 Unless he is registered as the holder of the share the person automatically entitled to a share by law is not entitled:

- to receive notices of meetings of shareholders, or to attend or vote at these meetings;
- to any of the other rights and benefits of being a shareholder;

unless the Directors decide to allow this.

SHAREHOLDERS WHO CANNOT BE TRACED

48 Shareholders who cannot be traced

48.1 The Company can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been declared and none have been claimed;
- after this 12-year period, the Company announces that it intends to sell the shares by placing an advertisement in two national newspapers (which shall include, a leading London daily newspaper and a newspaper appearing in the areas which includes the last address of the shareholder held by the Company for serving notices relating to the shares);
- during this 12-year period, and for three months after the advertisements appear, the Company has not heard from the shareholder or any person who is automatically entitled to the shares by law: and
- the Company has notified the UK Listing Authority that it intends to sell the shares.

48.2 To sell any shares in this way, in the case of a certificated share, the Company can appoint any person to sign, or make effective in some other way, a transfer form for the shares. This form will be just as effective as if it had been signed or made effective in some other way by the registered holder of the shares, or by a person who is automatically entitled to the shares by law. In the case of an uncertificated share the Directors may, in order to enable the Company to deal with the share under this Article, require the operator of CREST to convert the share into a certificated share and after such conversion authorise any person to transfer and/or take such other steps as they think fit to effect the transfer. The ownership of the person to whom the shares transferred will not be affected even if the sale is irregular or invalid in any way.

48.3 The net sale proceeds belong to the Company until claimed under this Article, but it must pay these to the shareholder who could not be traced, or to the person who is automatically entitled to his shares by law, if that shareholder, or that other person, asks for it.

48.4 The Company must record the name of that shareholder, or the person who was automatically entitled to the shares by law, as a creditor for this money in its accounts. The money is not held on trust, and no interest is payable on the money. The Company can keep any money which it has earned by using the net sale proceeds. The Company can use the money for its business, or it can invest the money in any way that the Directors decide. But the money cannot be invested in the Company's shares, or in the shares of any holding company of the Company.

SHAREHOLDER MEETINGS

49 The Annual General Meeting

Within 18 months following incorporation of the Company and thereafter in each year the Company must hold an Annual General Meeting, in addition to any other General Meetings which are held in the year. The notice calling the meeting must say that the meeting is the Annual General Meeting. There must not be a gap of more than 15 months between one Annual General Meeting and the next. The Directors will decide when and where to hold the Annual General Meeting.

50 Extraordinary General Meetings

If a General Meeting is not an Annual General Meeting, it is called an Extraordinary General Meeting.

51 Calling an Extraordinary General Meeting

The Directors can decide to call an Extraordinary General Meeting at any time. Extraordinary General Meetings must also be called promptly in response to a requisition by shareholders under the Legislation.

52 Notice of Meetings

52.1 At least 21 clear days' notice must be given for every Annual General Meeting and for any other meeting where it is proposed to pass a Special Resolution or to pass on some other resolution of which "special notice" under the Companies Act has been given to the Company. For every other General Meeting at least 14 clear days' notice must be given. However a shorter period of notice can be given:

- for an Annual General Meeting, if all members who can attend and vote agree; or
- for an Extraordinary General Meeting, if a majority of the members agree and those members hold at least 95 per cent. by nominal value of the shares which can be voted at the meeting (excluding any shares held as Treasury Shares).

52.2 Any notice of meeting must:

- say where the meeting is to be held;
- give the date and time of the meeting;
- give the general nature of the business of the meeting;
- say if any resolution will be proposed as a Special Resolution or an Extraordinary Resolution; and
- say that a shareholder who can attend and vote can appoint one or more proxies (who need not be shareholders) to vote for him on a poll.

52.3 Notices of meetings must be given to the shareholders, unless the Articles say they are not entitled to receive them from the Company. Notice must also be given to the Company's Auditors. The day when the notice is served (see Article 141), or is treated as served, and the day of the meeting do not count towards the period of notice.

52.4 If the Company cannot effectively call a General Meeting by sending notices through the post because the postal service is suspended or restricted in the United Kingdom or by reason of a technical or any other failure in or the suspension or curtailment of the electronic communication or data transmission process, the Directors can call the meeting by publishing a notice in at least one United Kingdom national newspaper. Notice published in this way will be treated as being properly served on shareholders who are entitled to receive it on the day the advertisement appears. If it becomes possible to use the postal service or to be able to send copies of the notice by electronic communication or by any other data transmission process again more than seven days before the meeting, the Company may send confirmation of the notice through the post or, as the case may be, shall send or make available such copies by electronic communication or by any other data transmission process to the extent permitted by the Legislation and the UK Listing Authority and if so requested or authorised by or on behalf of a shareholder.

53 A General Meeting can be moved at short notice

If the Directors consider that it is impractical, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting, or do both of these things. If the Directors do this, an announcement of the date, time and place of the rearranged meeting will, if practical, be published in at least two United Kingdom national newspapers. Notice of the business of the meeting does not need to be given again. The Directors must take reasonable steps to ensure that any shareholder trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, proxy forms can be delivered, in the way required by Article 74, until 48 hours before the rearranged meeting. The Directors can also move or postpone the rearranged meeting, or both, under this Article.

PROCEEDINGS AT SHAREHOLDER MEETINGS

54 The Chairman of a Meeting

54.1 The Chairman of the Directors will be the chairman at every General Meeting, if he is willing and able to take the chair.

54.2 If the Company does not have a Chairman, a Deputy Chairman will chair the meeting if he is willing and able to take the chair.

54.3 If the Company does not have a Chairman or Deputy Chairman, or if neither the Chairman or any Deputy Chairman are willing and able to chair the meeting, after waiting 5 minutes from the time that a meeting is due to start, the Directors who are present will choose one of themselves to act as chairman. If there is only one Director present, he will be chairman, if he agrees.

54.4 If there is no Director willing and able to be chairman, then the shareholders who are personally present at the meeting and entitled to vote will decide which one of them is to be chairman.

54.5 To avoid any doubt, nothing in the Articles restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law.

55 Security, and other arrangements at General Meetings

Either the Chairman of a meeting, or the Company Secretary, can take any action he considers appropriate for:

- the safety of people attending a General Meeting;
- proper and orderly conduct at a General Meeting; or
- the meeting to reflect the wishes of the majority.

For example, they can require any people to prove who they are, they can carry out security searches, and stop certain things being taken into the meeting. They can refuse to allow any person into a meeting, or arrange for any person who refuses to comply with any requirements imposed under this Article to be removed from a meeting.

56 Overflow meeting rooms

The Directors can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman will be, to attend and take part in a General Meeting in an overflow room or rooms. Any overflow room will have a live video link to and from the main room, and a two-way sound link. The notice of the meeting does not have to give details of any arrangements under this Article. The Directors can decide on how to divide people between the main room and any overflow room. If any overflow room is used, the meeting will be treated as being held, and taking place, in the main room.

57 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a quorum present. If there is not, the meeting cannot carry out any business. Unless the Articles say otherwise, a quorum for all purposes is three people who are entitled to vote. They can be personally present or proxies for shareholders or a combination of shareholders and proxies.

58 The procedure if there is no quorum

This Article applies if a quorum is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman may decide on. If the meeting was called by shareholders it is dissolved. Any other meeting is adjourned to any day, time and place stated in the notice of meeting. If the notice does not provide for this, the meeting is adjourned to a day, time and place decided on by the chairman.

59 Adjourning meetings

59.1 The chairman of a meeting can adjourn the meeting, before or after it has started, and whether or not a quorum is present, if he considers that:

- there is not enough room for the number of shareholders who wish to attend the meeting;
- the behaviour of people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or
- an adjournment is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman does not need the consent of the meeting to adjourn it for any of these reasons to a time, date and place which he proposes. This includes an indefinite adjournment. The adjournment will be to another time, which may be later on the same day as the meeting, and can be to another place. The chairman will decide on these matters.

59.2 The chairman of a meeting can also adjourn a meeting which has a quorum present, if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman. It includes an indefinite adjournment. The chairman must adjourn the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the adjournment will be, and where it will adjourn to. If a meeting is adjourned indefinitely, the Directors will fix the time, date and place of the adjourned meeting.

59.3 Meetings can be adjourned more than once. But if a meeting is adjourned for at least 30 days or indefinitely, at least 14 days' notice must be given for the adjourned meeting in the same way as was required for the original meeting. If a meeting is adjourned for less than 30 days, there is no need to give notice about the adjourned meeting, or about the business to be considered there.

59.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was adjourned.

60 Amending resolutions

60.1 Amendments can be proposed to any resolution if they are only clerical amendments, or amendments to correct some other obvious error in the resolution.

60.2 No other amendments can be proposed to any Special or Extraordinary Resolution.

60.3 Amendments to an Ordinary Resolution which are within the scope of the resolution can be proposed if:

- notice of the proposed amendment is delivered to the Registered Office at least 48 hours before the time of the meeting, or adjourned meeting; or
- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.

60.4 If the Chairman, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

VOTING PROCEDURES

61 How votes are taken

61.1 If a resolution is put to the vote at a General Meeting, it will be decided by a show of hands, unless a poll is demanded when, or before, the result of the show of hands is declared by the chairman. A poll can be demanded by:

- the chairman of the meeting;
- at least five shareholders at the meeting who are entitled to vote (including proxies of shareholders entitled to vote);
- one or more shareholders at the meeting who are entitled to vote and who have, between them, at least 10 per cent. of the total votes of all shareholders who have the right to vote at the meeting (exclusive of Treasury Shares) (including proxies for shareholders entitled to vote); or
- one or more shareholders who have shares which allow them to vote at the meeting, where the total amount which has been paid up on these shares is at least 10 per cent. of the total sum paid up on all shares which give the right to vote at the meeting (exclusive of Treasury Shares).

61.2 A proxy form gives the proxy the authority to demand a poll, or to join others in demanding one. A demand for a poll made by a proxy for a shareholder is treated in the same way as a demand by the shareholder himself.

61.3 A demand for a poll can be withdrawn if the Chairman agrees to this. If a poll is demanded, and this demand is then withdrawn, any declaration by the Chairman of the result of a vote on that resolution by a show of hands, which was made before the poll was demanded, will stand.

62 How a poll is taken

62.1 If a poll is demanded in the way allowed by the Articles, the chairman of the meeting decides where, when and how it will be carried out. The result is treated as the decision of the meeting where the poll was demanded, even if the poll is carried out after the meeting.

62.2 The chairman can:

- decide that a ballot, voting papers or tickets or apparatus for recording votes electronically will be used;
- appoint scrutineers (who need not be shareholders);
- adjourn the meeting to a day, time and place which he decides on for the result of the poll to be declared.

62.3 If the meeting directs him to, the chairman must appoint scrutineers.

62.4 If a poll is called, a shareholder can vote either personally or by his proxy. If a shareholder votes on a poll, he does not have to use all of his votes; nor does he have to cast all his votes in the same way.

63 Where a poll is not allowed

A poll is not allowed on a vote to elect a chairman of a meeting. Nor is a poll allowed on a vote to adjourn a meeting, unless the chairman of the meeting demands a poll.

64 A meeting continues after a poll is demanded

A demand for a poll on a particular matter does not stop a meeting from continuing and dealing with other matters.

65 Timing of a poll

A poll to adjourn the meeting must be taken immediately at the meeting. Any other poll can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman. No notice is required for a poll which is not taken immediately.

66 The chairman's casting vote

If the votes are equal, either on a show of hands or a poll, the chairman of the meeting is entitled to a further, casting vote. This is in addition to any other votes which he may have as a shareholder, or a proxy.

67 The effect of a declaration by the chairman

The following applies when there is a vote by a show of hands, and no poll is demanded, or any demand for a poll is withdrawn. Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the number, or proportion, of votes recorded for or against a resolution.

VOTING RIGHTS

68 The votes of shareholders

When a shareholder is entitled to attend a meeting and vote, he has only one vote on a show of hands. A proxy cannot vote on a show of hands. Where there is a poll, a shareholder who is entitled to be present and to vote has one vote for every share which he holds. This is subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the Articles.

69 Shareholders who owe money to the Company

Unless the Articles say otherwise, the only people who can attend or vote at General Meetings are shareholders who have paid the Company all calls, and all other sums relating to their shares which are due at the time of the meeting. This applies both to attending a meeting personally and to appointing a proxy.

70 Failure to comply with a notice under Section 212 of the Companies Act

70.1 This Article applies if any shareholder, or any person appearing to be interested in shares held by such holder, has been properly served with a notice under Section 212 of the Companies Act, requiring information about interests in shares, and has failed for a period of 14 days to supply to the Company the information required by that notice. Then (unless the Directors otherwise decide) the shareholder is not (for so long as the failure continues) entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings as holder of:

- the shares in relation to which the default occurred (called default shares);
- any further shares which are issued in respect of default shares; and
- any other shares held by the shareholder holding the default shares.

70.2 Any person who acquires shares subject to restrictions under Article 70.1 is subject to the same restrictions, unless:

- the transfer was an approved transfer (see Article 70.8);
- the transfer was by a shareholder who was not himself in default in supplying the information required by the notice under Article 70.1 and a certificate in accordance with Article 70.3 is provided.

70.3 Where the default shares represent 0.25 per cent. or more of the existing shares of a class (excluding Treasury Shares), the Directors can in their absolute discretion by notice (a 'direction notice') to the shareholder direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by the Company (without any liability to pay interest when such money is finally paid to the shareholder); and/or
- the shareholder shall not be entitled to elect to receive shares in place of dividends withheld; and/or
- no transfer of any of the shares held by the shareholder which are certificated shares shall be registered unless:
  - either the transfer is an approved transfer (see Article 70.8);
  - or the shareholder is not himself in default as regards supplying the information required; and (in this case)
  - the transfer is of part only of his holding; and

- when presented for registration, the transfer is accompanied by a certificate by the shareholder. Such certificate must be in a form satisfactory to the Directors and state that after due and careful enquiry the shareholder is satisfied that none of the shares included in the transfer are default shares.

- In the case of an uncertificated share the Directors may, in order to enable the Company to deal with the share under this Article, require the operator of CREST to convert the share into a certificated share.

70.4 The Company must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice, but if it fails to do so, this does not invalidate the direction notice.

70.5 A direction notice has the effect which it states while the default resulting in the notice continues. It then ceases to apply when the Directors decide (which they must do within one week of the default being cured). The Company must give the shareholder immediate written notice of the Directors' decision.

70.6 A direction notice also ceases to apply to any shares which are transferred by a shareholder in a transfer which would be permitted under Article 70.3 even where a direction notice restricts transfers.

70.7 For the purposes of this Article a person is treated as appearing to be interested in any shares if the shareholder holding such shares has been served with a notice under Section 212 of the Companies Act and:

- the shareholder has named such person as being so interested; or

- (after taking into account the response of the shareholder to such notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

70.8 For the purposes of this Article a transfer of shares is an approved transfer if:

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Section 428 of the Companies Act); or

- the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the shareholder or with any person appearing to be interested in the shares. This includes such a sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included amongst the persons who are connected with the shareholder or any person appearing to be interested in the shares.

This Article does not restrict in any way the provisions of the Companies Act which apply to failures to comply with notices under Section 212 of that Act.

71 **Votes of shareholders who are of unsound mind**

This Article applies where:

- a shareholder is of unsound mind; and
- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the shareholder.

The person or people appointed to act for the shareholder can vote for the shareholder and exercise other rights at General Meetings. This includes appointing a proxy, voting on a show of hands, and voting on a poll. However, it only applies if any evidence which the Directors may require of their authority to do these things is delivered to the office where the Register is kept at least 48 hours before the relevant meeting (or adjourned meeting).

72 **The votes of joint holders**

This Article applies to a share held by joint shareholders. If more than one of the joint shareholders votes, the only vote which will count is the vote of the person whose name is listed before the other voters on the Register for the share.

PROXIES

73 **Completing proxy forms**

73.1 A proxy form can be in any usual form, or in any other form which the Directors approve. The Directors may, if they think fit (subject to the provisions of the Companies Act), send out with the notice of any meeting proxy forms for use at the meeting. To the extent permitted by the Legislation and the UK Listing Authority and if so requested or authorised by or on behalf of a shareholder, the Directors may decide to deliver, send or make available a proxy form to a shareholder by post or by electronic communication or otherwise. The proxy forms will be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit, as well as on any procedural motions.

73.2 A proxy form given by an individual must be signed by the shareholder appointing the proxy, or by an attorney who has been properly appointed in writing. If a proxy is appointed by a company, the form should be either sealed with the company's seal or signed by an officer or an attorney who is properly authorised to act on behalf of the company. Signatures need not be witnessed.

73.3 A proxy need not be a shareholder.

73.4 To the extent permitted by Legislation and the UK Listing Authority, the Directors may decide to accept proxy forms delivered or sent by post or by electronic communication or otherwise subject to any limitations, restrictions or conditions the Directors may decide and Article 73.2 does not apply to proxy forms delivered or sent in such a manner. Notwithstanding the foregoing, the Directors, the Secretary or such other person authorised for the purpose by the Directors may require such evidence as they think appropriate as to the validity and effectiveness of the proxy form.

74 **Delivering proxy forms**

74.1 A proxy form must be delivered to the place stated in the notice of meeting, or in the proxy form, or, if no place is stated, to the office where the Register is kept or must be sent by electronic communication or by any other data transmission process pursuant to Article 73.4, if the Directors so decide It must be delivered at least:

- 48 hours before a meeting, or an adjourned meeting; or
- 48 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.

74.2 If a proxy form is signed by an attorney, the power of attorney or other authority relied on to sign it, or a copy which has been certified by a notary, or an office copy, must be delivered with the proxy form, unless the power of attorney has already been registered with the Company.

74.3 If Article 74 is not complied with, the proxy will not be able to act for the person who appointed him.

74.4 If a proxy form which relates to several meetings has been properly delivered for one meeting, or adjourned meeting, it does not need to be delivered again for any later meeting which the proxy form covers.

75 Revocation of proxies

Any vote cast in the way a proxy form authorises, or any demand for a poll made by a proxy, will be valid even though:

- the person who appointed the proxy has died or is of unsound mind;
- the proxy form has been revoked; or
- the authority of the person who has signed the proxy form for the shareholder has been revoked.

However, this does not apply if written notice of the fact has been received at the office where the Register is kept at least one hour before:

- the meeting or adjourned meeting starts; or
- the time fixed to take a poll on a later day when the proxy form is used.

76 Proxies speaking at meetings

A proxy may not speak at a meeting (except to demand a poll) without the permission of the chairman.

77 Representatives of companies

77.1 A company which is a shareholder can authorise any person to act as its representative at any meeting. This person is called a company representative. The directors of that company must pass a resolution to appoint the company representative. If the governing body of that company is not a board of directors, the resolution can be passed by its governing body. A company representative can exercise all the powers on behalf of the company which the company could exercise if it were an individual shareholder present at the meeting in person. This includes the power to vote on a show of hands when the company representative is personally present at a meeting. As long as Alliance & Leicester ShareSafe Limited holds shares as nominee for other people that company may appoint any or all of those other people as its corporate representatives and each of those other people shall be able to act as company representative in respect of the number of shares which are held for it as nominee by that company.

77.2 The Directors can require evidence of the authority of a company representative.

77.3 Any vote cast by a company representative, and any demand by him for a poll, is valid even though he is, for any reason, no longer authorised to represent the company. However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the Register is kept before the deadline which applies to notice of revocation of proxies under Article 75.

78 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or adjourned meeting) at which the vote is cast. If a vote is not disallowed at a meeting, it is valid for all purposes. Any objection must be raised with the chairman of the meeting. His decision is final.

DIRECTORS

79 The number of Directors

There must be at least 7 Directors, and not more than 24. But the shareholders can vary this maximum and/or minimum by passing an Ordinary Resolution.

80 Qualification to be a Director

A Director is required to have a shareholding in the Company of 250 shares. A new Director of the Company will acquire those shares within 2 months from their appointment date.

81 Directors' fees and expenses

81.1 The total of the fees paid to all of the Directors' must not exceed:

- £750,000 a year; or
- any higher sum decided on by an Ordinary Resolution at a General Meeting.

81.2 Unless an Ordinary Resolution is passed saying otherwise, the fees will be divided between some or all of the Directors in the way that they decide. If they fail to decide, the fees will be shared equally by the Directors, except that any Director holding office as a Director for only part of the period covered by the fee is only entitled to a pro rata share covering that broken period.

82 Special Pay

82.1 The Directors can award special pay to any Director who:

- holds any executive post;
- acts as Chairman or Deputy Chairman;
- serves on any committee of the Directors; or
- performs any other services which the Directors consider to extend beyond the ordinary duties of a Director.

82.2 Special pay can take the form of salary, commission or other benefits or can be paid in some other way.

83 Directors' expenses

The Directors can also repay to a Director all reasonable expenses incurred:

- to attend and return from General Meetings;
- to attend and return from Directors' meetings;
- to attend and return from meetings of committees of the Directors;
- to attend and return from any other meeting which as a Director he is entitled to attend; or
- in other ways in connection with the Company's business.

84 Directors' pensions and other benefits

84.1 It is entirely for the Directors to decide whether to award:

- pensions;
- annual payments;
- gratuities; or

- other allowances or benefits

to any people who are, or who were, Directors of the Company, Alliance & Leicester Building Society or any subsidiary of the Company or Alliance & Leicester Building Society and to their relatives, connections or dependants. The Directors can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

84.2 No Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any benefit of this kind will not disqualify anybody from being or becoming a Director of the Company.

85 Appointing Directors to various posts

85.1 The Directors can appoint any Director as Chairman, or a Deputy Chairman, or to any executive position they decide on. So far as the Legislation allows, they can decide on how long these appointments will be for, and on their terms. They can also vary or end such appointments.

85.2 A Director will automatically stop being Chairman, Deputy Chairman, or Group Chief Executive if he is not longer a Director. Other executive appointments will only stop if the contract or resolution appointing the Director to a post says so. If an executive appointment ends by virtue of this Article, this does not prejudice any claim for breach of contract against the Company which may otherwise apply.

85.3 The Directors can give a Director appointed to an executive post any of the powers which they jointly have as Directors. These powers can be given on terms and conditions decided on by the Directors either in parallel with, or in place of, the powers of the Directors acting jointly. The Directors can change the basis on which such powers are given or withdraw such powers from the executive.

CHANGING DIRECTORS

86 Age limit

86.1 No Director may be appointed if he is already 70 years old. A Director will resign at the end of the Annual General Meeting following his 70th birthday, although any act done by a Director who is over 70 is still valid.

86.2 However, a Director of any age may be appointed by the Company in general meeting. For this to occur, special notice is needed of the resolution appointing the Director and the notice of the resolution must state the age of the prospective Director.

86.3 A Director appointed in place of a Director retiring by virtue of Article 86.1 will be treated as if he had become a Director on the day on which the retiring Director was last appointed before his retirement.

87 Retiring by rotation

At every Annual General Meeting one-third of the current Directors must retire as Directors. If one-third is not a whole number, the number of Directors to retire is the number which is nearest to but smaller than, one-third. In any event, at any Annual General Meeting a Director shall retire by rotation if he/she held office as a Director at the two immediately preceding Annual General Meetings and did not retire at either of those meetings. See also Article 92.1 and Article 93.2.

88 Selecting the Directors to retire by rotation

88.1 This Article states which Directors must retire at an Annual General Meeting under Article 87:

- First, any Director who wants to retire at the meeting, and who does not want to be re-elected.
- Secondly, those Directors who have been Directors longest since they were last elected. If there are Directors who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

88.2 The Directors to retire will be determined by the Directors at the start of business on the date of the notice convening the annual general meeting and no Director will have to retire because of any change in the number or the identity of the Directors after that time on the date of the notice but before the close of the meeting.

89 Re-electing a Director who is retiring

89.1 At the General Meeting at which a Director retires the shareholders can pass an Ordinary Resolution to re-elect the Director or to elect some other eligible person in his place. If such an Ordinary Resolution is not passed, the retiring Director is automatically re-elected unless:

- the meeting expressly resolves not to appoint a Director to fill the vacancy;
- the Director has told the Company in writing or by electronic communication that he does not wish to be re-elected;
- the Ordinary Resolution is not passed because Article 90 is breached; or
- a resolution to re-appoint the Director is lost.

89.2 A Director retiring at a General Meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint someone in his place or when a resolution to re-appoint him as a Director is lost. Where a retiring Director is re-elected (or treated as re-elected under Article 89.1) he continues as a Director without a break.

90 Election of two or more Directors

A single resolution for the election of two or more Directors is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

91 People who can be Directors

Only the following people can be elected as Directors at a General Meeting:

- A Director who is retiring at the meeting.
- A person who is recommended by the Directors.
- A person who has been proposed in the following way. A shareholder who is entitled to attend and vote at the meeting (other than the proposed Director) must deliver a written notice to the Registered Office saying that he intends to propose the person for election. This notice must be delivered at least seven days before the meeting, but not more than 42 days before. (This period includes the date on which the notice is given.) The person to be proposed must confirm in writing that he is willing to be elected, and his confirmation must be included with the notice.

92 The power to fill vacancies and appoint extra Directors

92.1 The Directors can appoint any person as an extra director, or as a replacement for another Director. Any Director appointed in this way must retire at the first Annual General Meeting after his appointment. At this Annual General Meeting he can be elected by the shareholders as a Director. A Director who retires in this way is not taken into account in deciding which and how many Directors should retire by rotation at the Annual General Meeting (see Article 87).

92.2 At a General Meeting the shareholders can also pass an Ordinary Resolution to fill a vacancy where a Director has ceased to be a Director in some other way, or to appoint an extra Director.

93 **Removing and appointing Directors by Ordinary Resolution**

93.1 The shareholders can pass an Ordinary Resolution to remove a Director, even though his time in office has not ended. This applies despite anything else said in the Articles, or in any agreement between the Company and any Director. Special notice of the resolution must be given to the Company as required by the Legislation. But if a Director is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have.

93.2 The shareholders can pass an Ordinary Resolution to appoint a person to replace a Director who has been removed in this way. A person appointed under this Article to replace a Director who has been removed retires by rotation under Article 87 when the Director he replaces would have been due to retire. If no Director is appointed under this Article, the vacancy can be filled under Article 92.

94. **When Directors are disqualified**

Any Director automatically ceases to be a Director in any of the following circumstances:

- If a bankruptcy order is made against him.
- If he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act.
- If he becomes of unsound mind.
- If he has missed Directors' meetings for a continuous period of six months, without permission from the Directors, and the Directors pass a resolution stating that he has ceased to be a Director.
- If he is prohibited from being a Director under the Legislation.
- If he gives the Company a letter of resignation or resigns under Seal.
- If at least 75 per cent. of the Directors pass a resolution or sign a notice (including by way of electronic communication), requiring the Director to resign. He will cease to be a Director when the notice is served on him. But if a Director is removed in this way this is an act of the Company which does not affect any claim for damages for breach of any contract of service which he may have.
- If, except with the unanimous consent of the other Directors, he fails to have the shareholding in the Company required by Article 80.

DIRECTORS' MEETINGS

95 **Directors' meetings**

The Directors can decide when to have meetings and how they shall be conducted, and on the quorum. They can also adjourn their meetings.

96 **Who can call Directors' meetings**

A meeting can be called by the Chairman or a Deputy Chairman. The Company Secretary must also call a meeting if two or more Directors request a meeting.

97 **How Directors' meetings are called**

Meetings are called by serving a notice on all the Directors, including by way of electronic communication. But a Director who is out of the United Kingdom or the Republic of Ireland is not entitled to be given notice of any Directors' meeting. Any Director can waive notice of any meeting, including one which has already taken place.

98 Quorum

If no other quorum is fixed, two Directors are a quorum. A meeting at which a quorum is present can exercise all the powers and discretions of the Directors.

99 The chairman of Directors' meetings

The Directors can elect any Director as Chairman or as one or more Deputy Chairmen for such periods as the Directors decide. If the Chairman is at a meeting, he will chair it. In his absence the chair will be taken by a Deputy Chairman, if one is present. If more than one Deputy Chairman is present, the most senior Deputy Chairman will take the chair, unless the Directors decide otherwise. If there is no Chairman or Deputy Chairman present within five minutes of the time when the meeting is due to start, the Directors who are present can choose which one of them will be the chairman of the meeting.

100 Voting at Directors' meetings

Matters for the decision which arise at a Directors' meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

101 Directors can act even if there are vacancies

The Directors can continue to act even if one or more of them ceases to be a Director. But if the number of Directors falls below the minimum which applies under Article 79 (including any variation of such minimum approved by an Ordinary Resolution of shareholders), the remaining Director(s) shall, as soon as is convenient:

- either appoint further Directors to make up the shortfall; or
- convene a General Meeting for the sole purpose of appointing extra Directors but not for any other purpose.

If no Director or Directors are willing or able to act under this Article, any two shareholders can call a General Meeting to appoint extra Directors.

102 Telephone Meetings

Any or all of the Directors, or members of a committee, can take part in a meeting of the Directors or of a committee:

- by way of a conference telephone, or similar equipment, designed to allow everybody to take part in the meeting; or
- by a series of telephone calls from the chairman of the meeting.

Taking part in this way will be counted as being present at the meeting. A meeting which takes *place by a series of calls from the chairman will be treated as taking place where the chairman is* calling from. Otherwise meetings will be treated as taking place where most of the participants are.

103 Resolution in writing or by electronic communication

This Article applies to a written resolution or a resolution passed by electronic communication which is signed by all of the Directors who are in the United Kingdom at the time and who would be entitled to vote on the resolution at a Directors' meeting. This kind of resolution is just as valid and effective as a resolution passed by those Directors at a meeting which is properly called and held. The resolution can be passed using several copies of a document, if each document is signed by one or more Directors. These copies can be fax copies. The resolution can also be passed by electronic communication subject to such authentication as the directors may require.

104 The validity of Directors' actions

Everything which is done by any Directors' meeting, or by a committee of the Directors, or by a person acting as a Director, or as a member of a committee, will be valid even though it is discovered later that any Director, or person acting as Director, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a Director, or had ceased to be a Director, or was not entitled to vote. In any of these cases in favour of anyone dealing with the Company in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article.

DIRECTORS' INTERESTS

105 Directors' interests in transactions with the Company

105.1 If the Legislation allows and he has disclosed the nature and extent of his interest to the Directors, a Director can:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company;
- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company in which the Company has some interest;
- alone (or through some firm with which he is associated) do paid professional work for the Company (other than as Auditor).

105.2 A Director does not have to hand over to the Company any benefit he receives as a result of anything allowed under Article 105.1

106 When Directors can vote on things which they are interested in

106.1 Unless the Articles say otherwise, a Director cannot cast a vote on any contract, arrangement or any other kind of proposal in which he has an interest, and which he knows is material. For this purpose, interests of a person who is connected with a Director under Section 346 of the Companies Act are added to the interests of the Director himself. Interests purely as a result of an interest in the Company's shares, debentures or other securities are disregarded. A Director may not be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on.

106.2 But a Director can vote, and be counted in the quorum, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list:

- A resolution about giving him, or any other person, any security, or any indemnity, for any money which he, or that other person, has lent at the request of, or for the benefit of the Company, or any of its subsidiaries;
- A resolution about giving him, or any other person, any security, or any indemnity, for any liability which he, or that other person, has incurred at the request of, or for the benefit of, the Company, or any of its subsidiaries;
- A resolution about giving any security, or any indemnity, to any other person for a debt or obligation which is owed by the Company, or any of its subsidiaries, to that other person, if the Director has take responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;
- A resolution about any proposal relating to an offer of any shares or debentures, or other securities, for subscription or purchase by the Company, or any of its subsidiaries, if the Director takes part because he is a holder of shares, debentures or other securities, or if he takes part on the underwriting or sub-underwriting of the offer;

- A resolution about any proposal involving any other company if the Director (together with any person connected with the Director under Section 346 of the Companies Act), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). But this does not apply if he knows that he, and any persons connected with him, hold an interest in shares (as defined for sections 198 to 211 of the Companies Act) representing 1 per cent. or more of:

  - any class of equity share capital; or

  - the voting rights in any such company.

Any of these interests of 1 per cent. or more are treated for the purposes of this Article as being material interests:

- Any arrangement for the benefit of employees of the Company, or any of its subsidiaries, which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

- A resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of Directors, or of a group of people which includes Directors.

106.3 Article 106.3 applies if the Directors are considering proposals about appointing two or more Directors to positions with the Company or any company which the Company is interested in. It also applies if the Directors are considering setting or changing the terms of the appointment. These proposals can be split up to deal with each Director separately. If this is done, each Director can vote and be included in the quorum for each resolution, except the one concerning him. But he cannot vote if the resolution relates to appointing him to a company which the Company is interested in if he has an interest of 1 per cent. or more in that company in the way described in Article 106.2.

106.4 If any question comes up at a meeting about whether a Director has a material interest, or whether he can vote, and the Director does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting. The chairman's ruling about any other Director is final and conclusive, unless the kind and extent of the Director's interests have not been fairly disclosed to the Directors.

107 More about Directors' interests

For the purpose of Articles 105 and 106:

- a general notice given to the Directors that a Director has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any company or person identified in the notice is treated as a standing disclosure that the Director has such interest;

- interests which are unknown to the Director and which it is unreasonable to expect him to know about are ignored.

DIRECTORS' COMMITTEES

108 Delegating powers to committees

108.1 The Directors can delegate any of their powers, or discretions, to committees of one or more Directors. This includes powers or discretions relating to Directors' pay or giving benefits to Directors. If the Directors have delegated any power or discretion to a committee, any references in these Articles to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the Directors. These regulations can require or allow people who are not Directors to be co-opted onto the committee, and can give voting rights to co-opted members.

108.2 Unless the Directors decide not to allow this, a committee can sub-delegate powers and discretions to sub-committees. References in these Articles to committees include sub-committee permitted under this Article.

109 Committee procedure

If a committee includes two or more Directors, the Articles which regulate Directors' meetings and their procedure will also apply to committee meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 108.

DIRECTORS' POWERS

110 The Directors' management powers

110.1 The Directors shall manage the Company's business. They can use all the Company's powers. But this does not apply where the Articles, or the Legislation, say that powers can only be used by the shareholders voting to do so at a General Meeting. The general management powers under this Article are not limited in any way by specific powers given to the Directors by other Articles.

110.2 The Directors are, however, subject to:

- the provisions of the Legislation;
- the requirements of these Articles; and
- any regulations laid down by the shareholders by passing a Special Resolution at a General Meeting.

However, if the shareholders lay down any regulation relating to something which the Directors have already done which was within their powers, such regulations cannot invalidate the Directors' previous action.

111 The power to establish executive and local boards and so on

111.1 The Directors can set up executive boards, local boards or agencies to manage any of the Company's business. These can be either in or outside the United Kingdom. The Directors can appoint, remove and reappoint anybody to be:

- members of any local board or executive board; or
- managers or agents of the Company.

These people need not be Directors. The Directors can:

- decide on their pay;
- delegate any of their authority, powers or discretions to:
    - any executive board or local board, or
    - any manager, or agent of the Company.
- allow executive boards, local boards, managers or agents to delegate to another person;
- allow the members of executive boards and local boards to fill any vacancies on their boards;
- allow executive boards and local boards to continue to act even though there are vacancies on their boards;
- remove any people they have appointed in any of these ways; and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or variation.

Any appointment or delegation by the Directors which is referred to in this Article can be on any terms and conditions decided on by the Directors.

111.2 The Directors may appoint anybody to a job with a title including the word "director", or give an existing employee the title of "director". The Directors may also choose to change the job title to exclude the word "director". If the word "director" is included in the title of any job, this does not mean that the person with the job title is a director for the purposes of the Companies Act or these Articles.

112 The power to appoint attorneys

112.1 The Directors can appoint anyone (including the members of a group which changes over time) as the Company's attorneys by granting a power of attorney or by authorising them in some other way. The attorneys can either be appointed directly by the Directors, or the Directors can give someone else the power to select attorneys. The Directors can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the Directors do not have under these Articles.

112.2 The Directors can decide how long a power of attorney will last for, and they can attach any conditions to it. The power of attorney can also include any provisions which the Directors decide on for the protection and convenience of anybody dealing with the attorney. The power of attorney can also allow the attorney to grant any or all of his power, authority or discretion to any other person.

113 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for money paid to the Company, can by signed, drawn, accepted, endorsed, or made legally effective, in such manner as the Directors decide by passing a resolution.

114 Borrowing powers

So far as the Legislation allows, the Directors may exercise all the powers of the Company:

- to borrow money;
- to mortgage or charge all or any of the Company's undertaking, property (present and future) and uncalled capital;
- to issue debentures and other securities; and
- to give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

ALTERNATE DIRECTORS

115 Alternate Directors

115.1 Any Director other than an alternate may appoint any person (including another Director) to act in his place (called an alternate Director). Such appointment requires the approval of the Directors, unless previously approved by the Directors or unless the appointee is another Director. A Director appoints an alternate Director by delivering a signed appointment to the Registered Office or by tabling it at a meeting of the Directors.

115.2 The appointment of an alternate Director ends on the happening of any event which, if he were a Director, would cause him to vacate such office. It also ends if his appointor ceases to be a Director, unless that Director retires at a General Meeting at which he is re-elected again. A Director can also remove his alternate by a written notice delivered to the Registered Office or tabled at a meeting of the Directors.

115.3 An alternative Director is entitled to receive notices of meetings of the Directors, except when absent from the United Kingdom. He is entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director. The provisions of the Articles regulating the meeting apply as if he (instead of his appointor) were a Director. If he is himself a Director or attends any such meeting as an alternate for more than one Director, he can vote cumulatively for himself and for each other Director he represents but he may not be counted more than once for the purposes of the quorum. If his appointor is absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing or by electronic communication of the Directors is as effective as the signature of his appointor. If the Directors decide to allow this, Article 115.3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as said in this Article, an alternate Director:

- does not have power to act as a Director;
- is not deemed to be a Director for the purposes of the Articles; and
- is not deemed to be the agent of his appointor.

115.4 An alternate Director is entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent as if he were a Director. However, he is not entitled to receive from the Company as alternate Director any pay, except only such part (if any) of the pay otherwise payable to his appointor as such appointor may tell the Company in writing to pay to his alternate.

THE COMPANY SECRETARY

116 The Company Secretary

116.1 The Company Secretary is appointed by the Directors. The Directors decide on the terms and period of his appointment. The Directors may also remove the Company Secretary, but this does not affect any claim for damages against the Company for breach of any contract of employment he may have. The Directors may appoint two or more people to be joint Secretaries.

116.2 The Directors can appoint one or more people to be Deputy or Assistant Company Secretary. The Directors decide on their terms and period of employment. The Directors may also remove any Deputy or Assistant Company Secretary, but this does not affect any claim for damages against the Company for breach of any contract of service he may have. Anything which the Articles require, or allow, to be done by the Company Secretary can also be done by any Deputy or Assistant Company Secretary.

THE SEAL

117 The Seal

117.1 The Directors are responsible for arranging for the Seal and any securities seal to be kept safely. The Seal and any securities seal can only be used with the authority of the Directors or of a committee authorised by the Directors. The securities seal can be used only for sealing securities issued by the Company and documents creating or evidencing securities issued by it.

117.2 Every document which is sealed using the Seal or the securities seal (other than a certificate for any securities issued by the Company – see Article 17) must be signed personally by one Director and the Secretary or by two Directors or by a person duly authorised by the Directors. If the signatures are printed, rather than actually signed, the document will still be deemed to be signed, so that provided the seal is attached, unless the board decides otherwise or the law requires otherwise, there is no need for an actual signature.

117.3 The Directors can use all the powers given by the Legislation relating to official seals for use abroad.

117.4 Any document signed by one Director and the Secretary or by two Directors and expressed to be entered into by the Company shall have the same effect as if it had been made effective by using the Seal. However no document which states that it is intended to have effect as a deed shall be signed in this way without the authority of the Directors or of a committee authorised by the Directors.

AUTHENTICATING DOCUMENTS

118 Establishing that documents are genuine

118.1 Any Director, or the Company Secretary, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to the Company's constitution;
- any resolutions passed by the shareholders, or by the Directors or by a committee of the Directors; and
- any books, documents, records or accounts which relate to the Company's business.

118.2 The Directors can also give this power to others. When any books, documents, records and accounts are not kept at the Registered Office, the officer of the Company who holds them is treated as a person who has been authorised by the Directors to authenticate any of them, and to provide certified copies or extracts from them.

118.3 Article 118.3 applies to a document which appears to be a copy of a resolution or an extract from the minutes of any meeting, and which is certified as a copy or extract as described in Article 118.1 or 118.2. This document is conclusive evidence for anyone who deals with the Company on the strength of the document that:

- the resolution has been properly passed; or
- the extract is a true and accurate record of the proceedings of a valid meeting.

RESERVES

119 Setting up reserves

The Directors can set aside any profits of the Company and hold them in a reserve. The Directors can decide to use these sums for any purpose for which the profits of the Company can lawfully be used. Sums held in a reserve can either be employed in the business of the Company or be invested. The Directors can divide the reserve into separate funds for special purposes and alter the funds into which the reserve is divided. The Directors can also carry forward any profits without holding them in a reserve. The Directors must comply with the restrictions under the Legislation which relate to reserve funds.

120 Assets bought as from a past date

This Article applies if the Legislation allows this and the Directors decide to deal with profits, losses, dividends or interest as the Article allows. Where any asset, business or property is bought by the Company as from a past date, any of the profits and losses can be added to the Company's revenue account and treated for all purposes as profits or losses of the Company. Similarly, where shares or securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item.

DIVIDENDS

121 Final dividends

Subject to the provisions of the Act, the Company's shareholders can declare dividends by passing an Ordinary Resolution. No such dividend can exceed the amount recommended by the Directors.

122 Fixed and Interim dividends

122.1 Subject to the provisions of the Act, if the Directors consider that the profits of the Company justify such payments, they can:

- pay the fixed dividends on any class of shares carrying a fixed dividend on the dates prescribed for the payment of such dividends; and

- pay interim dividends on shares of any class of such amounts and on such dates and for such periods as they decide.

122.2 If the Directors act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article on other shares which rank equally with or behind their shares.

123 Distributions in kind

If the Directors recommend this, the Company's shareholders can pass an Ordinary Resolution to direct all or part of a dividend to be paid by distributing specific assets (and in particular of paid-up shares or debentures of any other company). The Directors must give effect to such resolution. Where any difficulty arises on such a distribution, the Directors can settle it as they decide. In particular, they can:

- issue fractional certificates;

- value assets for distribution purposes;

- pay cash of a similar value to adjust the rights of shareholders; and/or

- vest any assets in trustees for more than one shareholder.

124 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the Legislation.

125 Apportioning dividends

Subject to the provisions of the Act, all dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any of the period for which the dividend is paid. But if the terms of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article applies unless the rights attached to any shares, or the terms of the shares, say otherwise.

126 Deducting amounts owing from dividends and other money

If a shareholder owes any money for calls on shares, or money relating in any way to shares, the Directors can deduct any of this money from:

- any dividend on any shares held by the shareholder; or

- any other money payable by the Company in connection with the shares.

Money deducted in this way can be used to pay amounts owed to the Company in connection with the shares.

127 Payments to shareholders

127.1 Any dividend or other sum payable by the Company relating to a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name is listed first in the Register, has with the Company, whether in the sole name of that holder or the joint names of that holder and another person or persons, unless the Company has received a minimum of one month's notice in writing (to the extent permitted by the Legislation and the UK Listing Authority, this notice can be given by electronic communication or by any other data transmission process) from that holder or joint holders directing that payment be made in another manner permitted by this Article.

127.2 Any dividend or other money payable in cash relating to a share which is not credited to the shareholder's account with the Company in accordance with Article 127.1 can be paid by cheque or warrant payable to the shareholder who is entitled to it or to someone else named in a written instruction from the shareholder (or all joint shareholders). This instruction may likewise be sent by electronic communication or by any other data transmission process. Inter-bank transfer can also pay a dividend to an account named in a written instruction from the person receiving the payment. Alternatively a dividend can be paid in some other way agreed between the shareholder (or all joint shareholders) and the Company (including in respect of uncertificated shares by means of CREST).

127.3 For joint shareholders, or persons jointly and automatically entitled to shares by law, the Company can rely on a receipt for a dividend or other money paid on shares from any one such person.

127.4 Cheques and warrants are sent, and payment in any other way is made, at the risk of the people who are entitled to the money. The Company is treated as having paid a dividend if such a cheque or warrant is cleared.

127.5 Unless the rights attached to any shares, or the terms of any shares, or the Articles say otherwise, a dividend, or any other money payable in respect of a share, can be paid in whatever currency the Directors decide.

127.6 No dividend or other sum payable by the Company on or in respect of its shares carries a right to interest from the Company.

127.7 Dividends payable in respect of shares acquired by members by virtue of the transfer of the business of Alliance & Leicester Building Society to the Company pursuant to the Transfer Agreement, from whom registration details satisfactory to the Company have not been received by the Company, will be paid into a separate account in the name of the Company and shall not be paid to members unless and until the Company has received such details from them (subject, in the case of such receipt, to Article 129). No trust will be created in relation to the amount from time to time standing to the credit of this account and no interest will be payable in respect of it and the Company will not be required to account for any moneys earned in this way, which may be employed in the business of the Company or as it thinks fit.

128 Record dates for payments and other matters

128.1 Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend. It will be based on the number of shares registered on that day. This Article applies whether what is being done is the result of a resolution of the Directors or a resolution passed at a General Meeting. The date can be before any relevant resolution was passed. This Article does not affect the rights between past and present shareholders to payments or other benefits.

128.2 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, will recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

129 Dividends which are not claimed

The Directors can invest any dividends which have not been claimed in the 12 months after the Directors have announced the dividend, until the dividends are claimed. Or the Directors can use them in any other way for the Company's benefit until they are claimed. The Company will not be a trustee of the money. If a dividend has not been claimed for 12 years after being announced, it will be forfeited and go back to Company.

130 Waiver of dividends

All or any dividend can be waived by means of a document on which the Company acts. The document must be signed by the shareholder (or the person automatically entitled to the shares by law) and delivered to the Company. The document need not be in the form of a deed.

CAPITALISING RESERVES

131 Capitalising reserves

131.1 The Company's shareholders can pass an Ordinary Resolution to change into capital any sum:

- which is part of any of the Company's reserves (including premiums received when any shares were issued, capital redemption reserves or other undistributable reserves); or
- which the Company is holding as net profits.

131.2 The Directors will use the sum which is changed into capital by setting it aside for the Ordinary Shareholders on the Register at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up in full shares of the Company and allot such shares and distribute them to shareholders, with the exception of the Company by virtue of it holding Treasury Shares, as bonus shares in proportion to their holdings of Ordinary Shares at the time. The shares can be Ordinary Shares or, if the rights of other existing shares allow this, shares of some other class.

131.3 If any difficulty arises in operating this Article, the Directors can resolve it in any way which they decide. For example they can deal with entitlements to fractions of a share. They can decide that the benefit of share fractions belongs to the Company or that share fractions are ignored or deal with fractions in some other way.

131.4 The Directors can appoint any person to sign any contract with the Company on behalf of those who are entitled to shares under the resolution. Such a contract is binding on all concerned.

SCRIP DIVIDENDS

132 Shareholders can be offered the right to receive extra shares instead of cash dividends

132.1 The Directors can offer Ordinary Shareholders the right to choose to receive extra Ordinary Shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, the Company's shareholders must have passed an Ordinary Resolution authorising the Directors to make this offer.

132.2 The Ordinary Resolution can apply to a particular dividend or dividends. Or it can apply to some or all of the dividends which may be declared or paid in the period up to and including the Annual General Meeting which is held in the fifth year after the Ordinary Resolution is passed.

132.3 The Directors can offer shareholders the right to request new shares instead of cash for:

- the next dividend; or
- all future dividends (if a share alternative is made available), until they tell the Company that they no longer wish to receive new shares.

The Directors can also allow shareholders to choose between these alternatives.

132.4 A shareholder is entitled to Ordinary Shares whose total relevant value is as near as possible to the cash dividend he would have received rounded down to the nearest number of whole shares. The relevant value of a share is the average value of the Company's Ordinary Shares for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend". This average value is worked out from the average middle market quotations for the Company's Ordinary Shares on the Daily Official List of the UK Listing Authority.

132.5 After the Directors have decided to apply this Article to a dividend, they must notify eligible shareholders in writing (or by means of electronic communication in accordance with Article 138.1) of their right to opt for new shares. This notice should also say how, where and when shareholders must notify the Company if they wish to receive new shares. Where shareholders have already opted to receive new shares in place of all future dividends, if new shares are available, the Company will not notify them of a right to opt for new shares. Instead, the Company will remind them that they have already opted for new shares and tell them how to tell the Company if they wish to start receiving cash dividends again. To the extent permitted by the Legislation and the UK Listing Authority and if so requested or authorised by or on behalf of the shareholder, the Directors may decide to deliver, send or make available such documents to a shareholder by electronic communication or by any other data transmission process and to receive notifications from shareholders by electronic communication.

132.6 No shareholders will receive a fraction of a share. The Directors can decide how to deal with any fraction left over. The Company can, if the Directors decide, have the benefit of these left over fractions.

132.7 The Directors can exclude or restrict the right to opt for new shares, or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:

- problems relating to laws of any territory;
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory; or
- where special formalities would otherwise apply in connection with the offer of new shares.

132.8 So far as a shareholder opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (which are called the elected shares), will be declared or payable. Instead, new Ordinary Shares will be allotted on the basis set out earlier in this Article. To do this the Directors will convert into capital the sum equal to the total nominal amount of the new Ordinary Shares to be allotted. They will use this sum to pay up in full the appropriate number of new Ordinary Shares. These will then be allotted and distributed to the holders of the elected shares as set out above. The sum to be converted into capital can be taken from any amount which is then in any reserve or fund (including the share premium account, any capital redemption reserve and the profit and loss account). Article 131 applies to this process, so far as it is consistent with this Article 132.

132.9 The new Ordinary Shares rank equally in all respects with the existing fully paid-up Ordinary Shares at the time when the new Ordinary Shares are allotted. But, they are not entitled to share in the dividend from which they arose and do not allow the holder to opt for new shares instead of that dividend.

132.10 The Directors can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are allotted in place of such dividend, whether before or after shareholders have opted to receive new shares.

ACCOUNTS

133 Accounting and other records

The Directors shall make sure that proper accounting records that comply with the Legislation are kept to record and explain the Company's transactions.

134 Location and inspection of records

134.1 The accounting records shall be kept:

- at the Registered Office; or
- at any other place which the Legislation allows, and the Directors decide on.

134.2 The Company's officers always have the right to inspect the accounting records.

134.3 Anyone else (including a shareholder) does not have any right to inspect any books or papers of the Company unless:

- the Legislation or a proper court order gives him that right; or
- the Directors authorise him to do so.

135 Sending copies of accounts and other documents

135.1 This Article applies to every balance sheet and profit and loss account to be laid before the Company's shareholders at a General Meeting with any other document which the law requires to be attached to these.

135.2 Copies of documents set out in Article 135.1 must be sent to the Company's shareholders and debenture holders and all other people to whom the Articles, or the Legislation, require the Company to send them. This must done at least 21 days before the relevant General Meeting. To the extent permitted by the Legislation and the UK Listing Authority and if so requested or authorised by the shareholder concerned, the Directors may decide to deliver, send or make available such documents to a shareholder by electronic communication or by any other data transmission process. But the Company need not send these documents to:

- shareholders who are sent summary financial statements in accordance with the Legislation;
- more than one joint holder of shares or debentures; or
- any person for whom the Company does not have a current address.

However shareholders or debenture holders who are not sent copies can receive a copy free of charge by applying to the Company at the Registered Office.

AUDITORS

136 Acts of Auditors

So far as the Legislation allows, the actions of a person acting as an Auditor are valid in favour of someone dealing with the Company in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an Auditor.

137 Auditors at General Meetings

An Auditor can attend any General Meeting. He can speak at General Meetings on any business which is relevant to him as Auditor.

NOTICES

138 Serving and delivering notices and other documents

138.1 The Company can serve or deliver any notice or other document, including a share certificate, on or to a shareholder:

- personally;
- by posting it in a letter (with postage paid) to the address recorded for him on the Register; or
- to the extent permitted by the Legislation and the UK Listing Authority by electronic communication, if so requested or authorised by the shareholder, the shareholder having notified the Company of an e-mail address to which the Company may send electronic communications, and having agreed to receive notices and other documents from the Company by electronic communication. If a shareholder notifies the Company of an email address the Company may send the shareholder the notice or other document by publishing the notice or other document on a website; and notify the shareholder by email that the notice or other document has been published on the website. The Company must also specify the address of the website on which it has been published, the place on the website where the notice may be accessed and how it may be accessed and where the notice in question is a notice of a meeting, the notice continues to be published on that website throughout the period beginning with the giving of that notification and ending with the conclusion of the meeting, save that if the notice is published for part only of that period then failure to publish the notice throughout that period shall not invalidate the proceedings of the meeting where such failure is wholly attributable to circumstances which it would not be reasonable to have expected the Company to prevent or avoid and provided always that Article 143 shall apply to such notice as it does to any other notice of meeting.

However, Articles 138 to 143 do not affect any provision of the Legislation requiring offers, notices or documents to be served in a particular way.

138.2 A shareholder present either in person or by proxy, or in the case of a company which is a shareholder by a duly authorised company representative, at any meeting of the Company or of the holders of any class of shares shall be deemed to have received notice of the meeting and, where requisite, of the purposes for which it was called.

138.3 Any notice to be given by the Company to shareholders or any of them, and not provided for by or pursuant to these Articles, shall be sufficiently given if given by advertisement in at least one national daily newspaper published in the United Kingdom.

139 Notices to joint holders

When a notice or document is to be given to joint shareholders it shall be given to the joint shareholder who is listed first on the Register for the share or shares, but ignoring any joint shareholder without a United Kingdom address under Article 138 or Article 140. A notice given in this way is treated as given to all of the joint holders.

140 Notices for shareholders with foreign addresses

140.1 This Article applies to a shareholder whose address on the Register is outside the United Kingdom. He can give the Company a United Kingdom address where notices or documents can be served on him. If he does, he is entitled to have notices or documents served on him at that address. Otherwise, he is not entitled to receive any notices from the Company.

140.2 For shareholders registered on a branch register notices or documents can be posted in the United Kingdom or in the country where the branch register is kept.

141 When notices are served

If a notice, or any other kind of document, is sent through the post, it is treated as being served or delivered on the day after it was posted (or on the day after that, if second class post is used). It can be proved that a notice or other document was served by post by showing that:

- the letter containing the notice or document was properly addressed; and
- it was put into the postal system with postage paid; or
- any notice of other documents served by electronic communication or by any other data transmission process pursuant to Article 138 shall be deemed to have been served on the day following that on which the Company took the relevant action to effect the transmission of or to make available such notice or document. Proof that a notice contained in an electronic communication was sent in accordance with the Institute of Chartered Secretaries and Administrators' Guidance (in issue at the time that the relevant notice was given) shall be conclusive evidence that notice was given.

142 Serving notices and documents on shareholders who have died or are bankrupt

142.1 This Article applies where a shareholder has died, or become bankrupt or is in liquidation, but is still registered as a shareholder. It applies whether he is registered as a sole or joint shareholder. A person who is automatically entitled to such shareholder's shares by law and who proves this to the reasonable satisfaction of the Directors can give a United Kingdom address for service of notices and documents by post. To the extent permitted by the Legislation and the UK Listing Authority and if so requested by such person automatically entitled, the Company may serve any such notice or document by electronic communication or by any other data transmission process by sending it to such electronic or other data transmission address notified for such purpose to the Company by the person so entitled or by otherwise making it available by electronic communication or by any other data transmission process. If this is done, notices and documents must be sent to that address. Otherwise, if any notice, or other document, is served on the shareholder named on the Register, or sent to him in accordance with the Articles, this will be valid despite his death, bankruptcy or liquidation. This applies even if the Company knew about these things. If notices or documents are served or sent in accordance with this Article, there is no need to send them to, or serve them in any other way on any other people who may be involved.

142.2 Subject to the provisions of the Act, if on three consecutive occasions notices or other communications have been sent by post to a shareholder at his registered address (or, in the case of a shareholder whose registered address is not within the United Kingdom, any address given by him to the Company for the service of notices within the United Kingdom, not being an address for the purposes of electronic communications) but have been returned undelivered, the shareholder shall not be entitled to receive any subsequent notice or other communication until he has given to the Company a new registered address (or, in the case of a shareholder whose registered address is not within the United Kingdom, a new address for the service of notices within the United Kingdom, not being an address for the purpose of electronic communications). For the purposes of this Article, references to a communication include references to any cheque or other instrument of payment; but nothing in this article shall entitle the Company to cease sending any cheque or other instrument of payment for any dividend, unless it is otherwise so entitled under these Articles.

143 If documents are accidentally not sent

If any notice, or other document relating to any meeting or other proceeding, is accidentally not received, or is not received, the meeting or other proceeding will not be invalid as a result.

WINDING UP

144 Directors' power to petition

The Directors can present a petition to the Court in the name and on behalf of the Company for the Company to be wound up.

145 Distribution of assets in kind

If the Company is wound up (whether the liquidation is voluntary, under supervision of the Court, or by the Court) the liquidator can, with the authority of an Extraordinary Resolution passed by the shareholders, divide among the shareholders the whole or any part of the assets of the Company, with the exception of the Company by virtue of it holding Treasury Shares. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between shareholders or different groups of shareholders. The liquidator can transfer any part of the assets to trustees upon such trusts for the benefit of shareholders as the liquidator, acting under the resolution, decides. The liquidation of the Company can then be closed and the Company dissolved. However no past or present shareholder can be compelled to accept any shares or other property under this Article which carries a liability.

DESTROYING DOCUMENTS

146 Destroying documents

146.1 The Company can destroy:

- all transfer forms for shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the Register, after six years from the date of registration;
- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and
- all cancelled share certificates, after one year from the date they were cancelled.

146.2 If the Company destroys a document in accordance with Article 146.1, it is conclusively treated as having been a valid and effective document in accordance with the Company's records relating to the document. Any action of the Company in dealing with the document in accordance with its terms before it was destroyed is conclusively treated as properly taken.

146.3 This Article only applies to documents which are destroyed in good faith and if the Company is not on notice of any claim to which the document may be relevant.

146.4 This Article does not make the Company liable:

- if it destroys a document earlier than referred to in Article 146.1; or
- if the Company would not be liable if this Article did not exist.

146.5 This Article applies whether a document is destroyed or disposed of in some other way.

INDEMNITY AND INSURANCE

147 Indemnity

147.1 For the purpose of Articles 147 and 148 each of the following is a Relevant Company:

- the Company;
- any holding company of the Company;
- any body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest, whether direct or indirect; and
- any body, whether or not incorporated, which is in any way allied to or associated with the Company, or any subsidiary of the Company or such other body.

147.2 Subject to the provisions of the Act, the Company will indemnity a Director or a former Director, directly or indirectly (including without limitation by funding any expenditure incurred or to be incurred by the Director or former Director in defending any proceedings), against any liability attaching to him, whether in connection with any actual or alleged negligence, default, breach of duty or breach of trust by him or otherwise, in relation to any Relevant Company.

148 Insurance

Subject to the provisions of the Act, without limiting Article 147.2 in any way, the Directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:

- Directors, officers or employees of any Relevant Company; or
- trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability attaching to any such person in connection with any actual or alleged negligence, default, breach of duty or breach of trust by any such person or otherwise in relation to any Relevant Company.

Glossary

About the glossary

This glossary is to help readers understand the Company's Articles of Association. Words are explained as they are used in the Articles – they might mean different things in other documents. The glossary is not legally part of the Articles, and it does not affect their meaning. The definitions are intended to be a general guide – they are not precise. Words which are printed in **bold** in a definition have their own definition in the glossary.

The Company Secretary welcomes any suggestions for extra words to include, or improvements. Shareholder can write to him at Alliance & Leicester plc, Carlton Park, Narborough, Leicester

abrogate If the **special rights** of a share are abrogated, they are cancelled or withdrawn.

adjourn Where a meeting breaks, to be continued at a later time or day, at the same or a different place.

allot When new share are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share it allotted, that person gets the right to have his name put on the register of shareholders. When he has been registered, the share has also been **issued.**

asset Anything which is of any value to its owner.

attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called **a power of attorney.**

automatically entitled to a share by law in some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name. Or he can require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his personal representatives have this right. If a shareholder is made bankrupt, his trustee in bankruptcy has the right.

brokerage Commission which is paid to a broker by a company **issuing** shares, where the broker's clients have applied for shares.

call A call to pay money which is due on shares which has not yet been paid. This happens if the Company issues shares which are **partly paid,** where money remains to be paid to the Company for the shares. The money which has not been paid can be "called" for. If all the money to be paid on a share has been paid, the share is called a **fully paid** share.

capitalise To convert some or all of the reserves of a company into capital (such as shares).

capital redemption reserve A reserve of funds which a company may have to set up to keep its capital base when shares are **redeemed** or bought back.

charge Where the Company has a charge over shares, it can take the dividends, any other payments relating to the shares which it has a charge over, or it can sell the shares to repay the debt and so on.

company representative If a company owns shares, it can appoint a company representative to attend a shareholders' meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares – for example every three £1 shares might be consolidated into one new £3 share.

debenture A typical debenture is a long-term borrowing by a company. The loan usually has to be repaid at a fixed date in the future, and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

equity securities For section 89 of the Companies Act this means all the shares of a company except:

- shares which only have a limited right to share in the company's income or assets;
- shares held as a result of share schemes for employees (such as a share incentive plan);
- some shares held by the founders of the company; and
- bonus shares issued when the company **capitalises reserves.**

Also included are securities which can be converted into such shares, or which allow their holder to **subscribe** for such shares.

executed A document is executed when it is signed, or sealed or made valid in some other way.

exercise When a power is exercised, it is put to use.

forfeit When a share is forfeited it is taken away from the shareholder and goes back to the Company. This process is called **"forfeiture".** This can happen if a **call** on a **partly paid share** is not paid on time.

fully paid shares When all of the money which is due to the Company for a share has been paid, a share is called a fully paid share.

good title If a person has good title to a share, he owns it outright.

holding company A company which controls another company (for example by owning a majority of its share) is called the holding company of that other company. The other company is the **subsidiary** of the holding company.

indemnity If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to "indemnify" the other person.

in issue See **issue.**

Instruments Formal legal documents.

issue When a share has been issued, everything has been done to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register of shareholders. Existing shares which have been issued are "**in issue**".

liabilities Debts and other obligations.

members Shareholders.

nominal amount or value The value of the share in the Company's accounts. The nominal value of the 50p Ordinary Shares is 50p. This value is shown on the share certificate for a share. When the Company **issues** new shares this can be for a price which is at a **premium** to the nominal value. When shares are bought and sold on the stock market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the "par value".

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original.

Ordinary Resolution A decision reached by a simple majority of votes – that is by more than 50 per cent. of the votes cast.

partly paid shares If any money remains to be paid on a share, it is said to be **partly paid.** The unpaid money can be "**called**" for.

personal representative A person who is entitled to deal with the property ("the estate") of a person who has died. If the person who has died left a valid will, the will appoints "executors" who are personal representatives. If the person died without a will, the courts will appoint one or more "administrators" to be the personal representatives.

poll On a poll vote, the number of votes which a shareholder has will depend on the number of shares which he owns. An Ordinary Shareholder has one vote for each share he owns. A poll vote is different to a **show of hands** vote, where each person who is entitled to vote has just one vote, however many shares he owns.

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.

pre-emption rights The right of some shareholders which is given by the Companies Act to be offered a proportion of certain classes of newly **issued** shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.

premium If the Company **issues** a new share for more than its **nominal value** (for example because the market value is more than the nominal value), the amount above the nominal value is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend a meeting an vote for that shareholder. A proxy is appointed by using a **proxy form.** A proxy does not have to be a shareholder. A proxy can only vote on a **poll**, and not on a **show of hands.**

proxy form A form which a shareholder uses to appoint a **proxy** to attend a meeting and vote for him. The proxy form must be delivered to the Company 48 hours before the meeting to which it relates.

quorum The minimum number of shareholders who must be present before a meeting can start. When this number is reached, the meeting is said to be "quorate".

rank & ranking When either capital or income is distributed to shareholders, it is paid out according to the rank (or ranking) of the shares. For example, a share which ranks before (or above) another share in sharing in the Company's income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after)it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the Company's capital, and then to shares which rank below.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The London Stock Exchange is a recognised investment exchange.

redeem and redemption When a share is redeemed, it goes back to the Company in return for a sum of money (the "redemption price") which was fixed before the share was **issued.** This process is called redemption. A share which can be redeemed is called a "redeemable" share.

relevant securities Any shares of a company, except shares held as a result of share schemes for employees (such as a share incentive plan) and some shares held by the founders of the company. Also included are any securities which can be converted into such shares, or which allow their holders to **subscribe** for such shares.

relevant system This is a term used in the Legislation for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renunciation Where a share has been **allotted,** but nobody has been entered on the share register for the share, it can be **renounced** to another person. This transfers the right to have the share registered to another person. This process is called renunciation.

requisition a meeting A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the **issued** shares.

reserve fund A fund which has been set aside in the accounts of a company – profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve fund by the company.

retire by rotation At every Annual General Meeting a proportion of the Directors retires in turn. This gives the shareholders the chance to confirm their appointments by voting on whether to re-elect them.

revoke To withdraw, or cancel.

rights issue A way by which companies raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

share premium account If a new share is **issued** by the Company for more than its **nominal value** (because the market value is more than the nominal value) then the amount above the nominal value is the premium, and the total of these premiums is held in a **reserve fund** (which cannot be used to pay dividends) called the share premium account.

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.

Special Resolution A decision reached by a majority of at least 75 per cent. of votes cast. Shareholders must be given at least 21 days' notice of any Special Resolution.

special rights These are the rights of a particular class of shares, as distinct from rights which apply to all shares generally. Typical examples of special rights are where the shares **rank,** their rights to sharing in income and assets and voting rights.

statutory declaration A formal way of declaring something in writing. Particular words and formalities must be used – these are laid down by the Statutory Declarations Act of 1835.

subscribe for shares To agree to take new shares in a company (usually for a cash payment).

subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to another statement this means that the first statement must be read in the light of the other statement, which will prevail if there is any conflict.

subsidiary A company which is controlled by another company (for example because the other company owns a majority of its shares) is called a subsidiary of that company.

subsidiary undertaking This is a term used by the Companies Act. It is a wider definition than **subsidiary.** Generally speaking it is a company which is controlled by another company because the other company:

- has a majority of the votes in the company either alone, or acting with others;
- is a shareholder who can appoint or remove a majority of the directors; or
- can exercise dominant influence over the company because of anything in the company's memorandum or articles, or because of a certain kind of contract.

Treasury Shares These are shares which can be bought back by the Company and held in Treasury as treasury shares which can either be sold or cancelled at a later date.

trustees People who hold property of any kind for the benefit one or more other people under a kind of arrangement which the law treats as a "trust". The people whose property is held by the trustees are called the beneficial owners.

unincorporated associations Associations, partnerships, societies and other bodies which the law does not treat as a separate legal person to their members.

wind up The formal process to put an end to a company. When a company is wound up its assets are distributed. The assets go first to creditors who have supplied property and services, and then to shareholders. Shares which **rank** first in sharing in the Company's assets will receive any funds which are left over before any shares which rank after (or below) them.

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 11th March 1997

At the Annual General Meeting of the Company held at 49 Park Lane, London, W1Y 4EQ on 11th March 1997 the following resolutions were passed as Special Resolutions :

Special Resolutions

1. THAT the Company's authorised share capital be increased from £50,000 to £388,000,000 by the creation of 775,900,000 additional ordinary shares of 50p each, such ordinary shares to rank pari passu in all respects with the existing ordinary shares of the Company, in each case bearing the rights, and being subject to the restrictions set out in the Company's Articles of Association.

2. THAT the regulations contained in the document submitted to this Meeting and for the purposes of identification signed by the Secretary, be and are approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

3. THAT :

   a) in addition to an independent of any authority contained in the Articles of Association of the Company adopted pursuant of Resolution 2 above, the Directors be authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise for the period ending on 31st December 1997, all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £291,000,000 for the purpose of satisfying the Company's obligations to allot shares under Clause 6.3 of the Transfer Agreement dated 15th October 1996 (as amended from time to time);

   b) (i) the Directors be empowered to allot equity securities pursuant to the authority conferred by sub paragraph (a) of this resolution wholly for cash as if Section 89 of the Act did not apply;

      (ii) by such power the Directors may at any time prior to the expiry of the authority referred to in sub paragraph (a) of this resolution, make offers or agreements which would or might require the allotment of equity securities after the expiry of such authority; and

      (iii) for the purposes of this Resolution words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Certified a true copy

J Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 5th May 1998

At the Annual General Meeting of the Company held at the Customer Services Centre, Narborough, Leicester LE9 5XX, ON 5th May 1998, the following resolutions were passed as Special Resolutions :

Special Resolutions

Agenda Item

9. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £95,484,000 provided that such authority shall expire fifteen months from the date of this resolution of at the conclusion of the 1999 Annual General Meeting of the Company, whichever is the earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. THAT subject to and conditional upon the passing of the resolution pursuant to Agenda Item 9 above, the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda Item 9 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

    a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    b) the allotments (otherwise than pursuant to sub-paragraph) (a) of equity securities up to an aggregate nominal amount not exceeding £14,550,000;

    provided that such authority shall expire fifteen months from the date of this resolution or at the conclusion of the 1999 Annual General Meeting of the Company, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

11. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

    a) the maximum aggregate number of ordinary shares which may be purchased is 58,430,000;

b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses and appropriate taxes);

c) the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses and appropriate taxes) which is not more than 5 per cent. above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

d) the authority hereby granted shall expire fifteen months from the date of this resolution or at the conclusion of the 1999 Annual General Meeting of the Company, whichever is earlier, except in relation to the purchase of shares the contract for which is made before such expiry but which will or may be executed wholly or partly after the expiry of this authority.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 4th May 1999

At the Annual General Meeting of the Company held at the Customer Services Centre, Narborough, Leicester LE9 5XX, ON 4th May 1999, the following resolutions were passed as Special Resolutions :

Special Resolutions

Agenda Item

7. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £95,864,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company to be held in the year 2000 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda Item 7 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

   a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

   b) the allotment (otherwise than pursuant to sub-paragraph) (a) of equity securities up to an aggregate nominal amount not exceeding £14,606,000;

   which shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2000 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

9. THAT subject to the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

   a) the maximum aggregate number of ordinary shares which may be purchased is 58,427,000;

b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

c) the maximum price which may be paid for each ordinary share is not more than 5 per cent. above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased (exclusive of tax and expenses); and

d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2000, provided that a contract of purchase may be made before such expiry which will or maybe executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 2nd May 2000

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester LE9 5XX on 2nd May 2000 the following resolutions were passed as Special Resolutions :

Special Resolutions

AGENDA ITEM

9. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £113,287,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to beheld in the year 2001 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 9 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

    (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £13,735,000.

    which shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2001, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

11. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act", the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

    (a) the maximum aggregate number of ordinary shares which may be purchased is 55 million shares;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2001, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

12. THAT the Articles of Association of the Company be amended, with effect from the conclusion of this Annual General Meeting, as set out in the printed document marked 'A' produced to this Meeting and which, for the purpose of identification, has been signed by the Chairman. The amendments proposed are described in the Explanatory Notes about the Resolutions set out in the Notice of Annual General Meeting of the Company dated 3rd March 2000.

13. THAT a Bill entitled "A Bill to provide for the transfer to Alliance & Leicester plc of the undertaking of Alliance & Leicester Group Treasury plc; and for related purposes", a copy of which has been produced to this Meeting and which, for the purpose of identification has been signed by the Chairman, be and the same is hereby approved subject to such additions, alterations and variations as Parliament may think fit to make therein and as the Directors may approve.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc
passed on 1st May 2001

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester LE9 5XX on 1st May 2001, the following resolutions were passed as Special Resolutions.

Special Resolutions

Agenda Item

10. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £84,062,000. This authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

11. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 10 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to:-

    (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,609,000

    and this power shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that:-

    (a) the maximum aggregate number of ordinary shares which may be purchased is 50,000,000;

    (b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 7 May 2002

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE9 5XX on 7 May 2002, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

7 THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £84,162,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8 THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 7 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to:-

(a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,624,000

and this authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

9 THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 50,490,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 6 May 2003

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 6 May 2003, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

9. **THAT** the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £80,674,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10. (1) **THAT** subject to the passing of Resolution 9 above the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 9 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,101,000;

(2) **THAT** the authority conferred in (1) above shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

(3) **THAT** all previous authorities under Section 95 of the Companies Act shall cease to have effect.

11. **THAT** pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence on such terms and in such manner as the Directors may determine provided that :

(a) the maximum aggregate number of ordinary shares which may be purchased is 48,404,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 4 May 2004

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 4 May 2004, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

12. THAT the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £77,042,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

13. (1) THAT subject to the passing of Resolution 12 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,556,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

14. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 46,225,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

Simon Lloyd
Group Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 3 May 2005

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 3 May 2005, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

10. THAT the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of that Act up to an aggregate nominal amount of £74,400,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired. All previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

11. (1) THAT subject to the passing of Resolution 10 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) either for cash pursuant to the authority conferred by Resolution 10 above or by way of a sale of treasury shares as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with treasury shares, fractional entitlements or legal or practical problems arising in connection with the laws of any overseas territory or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,150,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

12. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 44,600,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the UK Listing Authority for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

13. THAT the regulations contained in the document marked 'A' submitted to this Annual General Meeting and initialled by the Chairman for the purposes of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

Certified a true copy

Simon Lloyd
Group Secretary

File No. 82-4964

Company Number 3263713

ALLIANCE & LEICESTER PLC

MEMORANDUM & ARTICLES OF ASSOCIATION

Group Secretariat
Carlton Park
Narborough
Leicestershire LE19 0AL
Telephone 0116 200 4376
Facsimile: 0116 200 4390

May 2004

CERTIFICATE OF INCORPORATION

OF A PUBLIC LIMITED COMPANY

Company No. 3263713

The Registrar of Companies for England and Wales hereby certifies that

Alliance & Leicester public limited company

is this day incorporated under the Companies Act 1985 as a public company and that the company is limited.

Given at Companies House, London, the 10th October 1996

S. Bashar.

MISS S. BASHAR

For The Registrar Of Companies

COMPANIES HOUSE

THE COMPANIES ACT 1985

COMPANY LIMITED BY SHARES

MEMORANDUM OF ASSOCIATION

OF

ALLIANCE & LEICESTER PUBLIC LIMITED COMPANY

---

1 The Company's name is **"Alliance & Leicester public limited company"**.

2 The Company is to be a public company.

3 The Company's registered office is to be situate in England and Wales.

4. The Company's objects are:

4.1 To enter into a transfer agreement pursuant to Section 97 of the Building Societies Act 1986 with Alliance & Leicester Building Society (the **"Society"**) and, pursuant to that agreement, to take over and assume the business and liabilities of the Society.

4.2 To carry on the business of banking in all its branches, including but not limited to the transaction of all financial and monetary transactions and other business which now is or at any time during the existence of the Company may be usually or commonly carried out in any part of the world by British, European, foreign or overseas banks, merchant banks, discount houses, foreign exchange dealers, financiers or concessionaires; and in particular (but not so as to qualify the generality of the objects hereinbefore stated):

4.2.1 to receive money on current or deposit account or otherwise on any terms;

4.2.2 to borrow, raise or take up money;

4.2.3 to lend or advance money, securities or property (with or without security);

4.2.4 to issue, subscribe for, guarantee the subscription of, buy, sell, discount, hold, guarantee, transfer and deal with obligations, instruments (whether negotiable or not), and securities of every kind (including the derivative instruments, bonds, obligations, securities, stocks and shares of any government, provincial or local authority, body, corporation, company, society or partnership);

4.2.5 to grant and issue letters of credit and circular notes;

4.2.6 deal in specie and precious metals;

4.2.7 to receive on deposit or for safe custody or otherwise, cash, securities, and valuables of every description and to act as custodian in relation thereto and otherwise;

4.2.8 to collect and transmit money and securities;

4.2.9 to manage property;

4.2.10 to issue and transact business in respect of all types of bankers' cards and debit and credit cards whether issued by the Company or by any other person or company;

4.2.11 to act as registrars and transfer agents for any company and maintain for any company any records and accounts which may be requisite for the purpose;

4.2.12 to undertake any duties in relation to the registration of transfers, the issue and deposit of certificates or other documents evidencing title to securities or otherwise and transact all agency business commonly transacted by bankers.

4.2.13 to dispose of its own business.

4.3 To acquire, accept and take, hold and sell, either in the name of the Company or in that of any nominee, all or any shares, debentures, debenture stock, bonds, notes, obligations and securities of or in any company, society or undertaking.

4.4 To acquire any such shares, stock, debentures, debenture stock, bonds, notes, obligations or securities by original subscription, contract, tender, purchase, exchange, underwriting, participation in syndicates or otherwise, and whether or not fully paid up, and to subscribe for the same subject to such terms and conditions (if any) as may be thought fit.

4.5 To exercise and enforce all rights and powers conferred by or incidental to the ownership of any such shares, stock, debentures, debenture stock, bonds, notes, obligations or other securities including, without prejudice to the generality of the foregoing, all such powers of veto or control as may be conferred by virtue of the holding by the Company of some special proportion of the issued or nominal amount thereof and to provide managerial and other executive, supervisory and consultant services for or in relation to any company in which the Company is interested upon such terms as many be thought fit.

4.6 To carry on the business of banking and any other business or activity by or through the medium of companies which are subsidiaries of or otherwise under the control (direct or indirect) of the Company, and to co-ordinate the administration of and provide services and facilities of all kinds for such companies or any of them.

4.7 To carry on any other business or activity or any nature whatsoever which may seem to the Directors to be capable of being conveniently or advantageously carried on in connection or conjunction with any business of the Company hereinbefore or hereinafter authorised or to be expedient with a view directly or indirectly to enhancing the value of or to rendering profitable or more profitable any of the Company's assets or businesses or utilising its skills, know-how, expertise or resources.

4.8 To subscribe, underwrite, purchase, or otherwise acquire, and to hold, dispose of, and deal with, any shares or other securities or investments of any nature whatsoever, and any options or rights in respect thereof or interests therein, and to buy and sell foreign exchange.

4.9 To draw, make, accept, endorse, discount, negotiate, execute, and issue, and to buy, sell and deal with bills of exchange, promissory notes, and other negotiable or transferable instruments or securities.

4.10 To purchase, or otherwise acquire for any estate or interest any property (real or personal) or assets or any concessions, licences, grants, patents, trade marks, copyrights or other exclusive or non-exclusive rights of any kind and to hold, develop and turn to account and deal with the same in such manner as may be thought fit and to make experiments and tests and to carry on all kinds of research work.

4.11 To build, construct, alter, remove, replace, equip, execute, carry out, improve, work, develop, administer, maintain, manage or control buildings, structures or facilities of all kinds, whether for the purposes of the Company or for sale, letting or hire to, or in return for any consideration from any company, firm or person, and to contribute to or assist in or carry out any part of any such operation.

4.12 To amalgamate or enter into partnership or any joint venture or profit/loss-sharing arrangement or other association with any company, firm, person or body.

4.13 To purchase or otherwise acquire and undertake all or any part of the business, property and liabilities or any company, firm, person or body carrying on any business which the Company is authorised to carry on or possessed of any property suitable for the purposes of the Company.

4.14 To promote, or join in the promotion of, any company, whether or not having objects similar to those of the Company.

4.15 To borrow and raise money and to secure or discharge any debt or obligation of or binding on the Company in such manner as may be thought fit and in particular by mortgages and charges upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital of the Company, or by the creation and issue of debentures, debenture stock or other securities of any description.

4.16 To advance, lend or deposit money or give credit to or with any company, firm or person on such terms as may be thought fit and with or without security.

4.17 To guarantee or give indemnities or provide security, whether by personal covenant or by mortgage or charge upon all or any part of the undertaking, property and assets (present and future) and the uncalled capital or the Company, or by all or any such methods, for the performance of any contracts or obligations, and the payment of capital or principal (together with any premium) and dividends or interest on any shares, debentures or other securities, of any person, firm or company including (without limiting the generality of the foregoing) any company which is for the time being a holding company of the Company or another subsidiary of any such holding company or is associated with the Company in business.

4.18 To issue any securities which the Company has power to issue for any other purpose by way of security or indemnity or in satisfaction of any liability undertaken or agreed to be undertaken by the Company.

4.19 To sell, lease, grant licences, easements and other rights over, and in any other manner deal with or dispose of, the undertaking, property, assets, rights and effects of the Company or any part thereof for such consideration as may be thought fit, and in particular for shares or other securities, whether fully or partly paid up.

4.20 To carry on all kinds of insurance business including general insurance and life insurance whether of a kind now known or hereafter devised, and in particular without prejudice to the generality of the foregoing, to carry on all or any classes of insurance business or any combination of the same listed in the Insurance Companies Act 1982 or any statutory modification or re-enactment of the same including any Regulations made thereunder or pursuant or in relation thereto for the time being in force.

4.21 To undertake and perform the office and duties of trustee, custodian trustee, executor, administrator, attorney or nominee of or for any person, corporation, association, scheme, unit trust, pension or other trust fund, government, state, local authority or other body either gratuitously or otherwise; to undertake and execute any trust or discretion, and the distribution amongst the beneficiaries, pensioners or other persons entitled to it, of any income, capital or annuity, and whether in money or specie, in furtherance of any discretion, obligation or permission; for the above purposes to hold, deal with, manage, direct the management of, buy, sell, exchange, mortgage, charge, lease dispose of, or grant any right or interest in, over or upon any real or personal property of any kind, including contingent and reversionary interests in any property, and to undertake and carry on any business undertaking or transaction.

4.22 To carry on business as estate agents, property dealers, developers and managers undertaking the management of property, real or personal, or of any interest therein as owners, trustees, agents, receivers or otherwise.

4.23 To procure the registration, recognition or incorporation of the Company in or under the laws of any territory outside England.

4.32 None of Clauses 4.1 to 4.30 shall be treated as subordinate or incidental to any Clause. This also applies to the objects stated in Clauses 4.1 to 4.30, and to the powers given by those Clauses. But the Company will have full power to use any of the powers, and to achieve, or to try to achieve any of the objects, which are set out in any one or more of the Clauses.

5 Notwithstanding the provisions of Clause 4, for so long as Alliance & Leicester Building Society invests in or supports the Company within the meaning of Section 18 of the Building Societies Act 1986, the Company may not carry on any activities which would prohibit Alliance & Leicester Building Society from investing in or supporting the Company.

In this Clause, words and expressions defined in or for the purposes of, or used in, the Building Societies Act 1986, (as amended) shall bear the same meaning herein as they do in that Act, but for the avoidance of doubt, references to Alliance & Leicester Building Society shall not include references to the Company for these purposes.

6 The liability of the Members is limited.

7 The Company's share capital is £50,000 divided into 100,000 Shares of 50p each, and the Company shall have the power to divide the original or any increased capital into several classes, and to attach thereto any preferential, deferred, qualified or other special rights, privileges, restrictions or conditions.*

* By Special Resolution dated 11th March 1997, the Company's authorised share capital was increased from £50,000 to £388,000,000 by the creation of 775,900,000 additional ordinary shares of 50p each.

We, the Subscribers to the Memorandum of Association wish to be formed into a Company pursuant to the Memorandum; and we agree to take the number of Shares shown opposite our respective names.

Names and Addresses of Subscribers	Number of Shares taken by each Subscriber
1 Hackwood Directors Limited Barrington House 59-67 Gresham Street London EC2V 7JA .... For and on behalf of Hackwood Directors Limited	One
2 Hackwood Directors Limited Barrington House 59-67 Gresham Street London EC2V 7JA .... For and on behalf of Hackwood Directors Limited	One
Total Shares Taken:	**Two**

DATED 1996

Witness to the above Signatures:-

Berrington House
59-67 Gresham Street
London EC2V 7JA

Company Number 3263713

ALLIANCE & LEICESTER PLC

ARTICLES OF ASSOCIATION

Group Secretariat
Carlton Park
Narborough
Leicestershire LE19 0AL
Telephone 0116 200 4376
Facsimile: 0116 200 4390

May 2004

INDEX

PART 1 – GENERAL PROVISIONS

ARTICLE

PROCEEDINGS AT GENERAL MEETINGS

VOTING PROCEDURES

VOTING RIGHTS

Company Number 3263713

The Companies Act 1985

Company Limited by Shares

ARTICLES OF ASSOCIATION

Adopted by a Special Resolution passed on 11 March 1997
as amended by a Special Resolution passed on 2 May 2000

of

Alliance & Leicester plc

PART 1
GENERAL PROVISIONS

1 Table A and other standard regulations does not apply

The regulations in Table A of the Companies (Tables A to F) Regulations 1985, and any similar regulations in any other legislation relating to companies, do not apply to the Company.

2 The meaning of the Articles

2.1 The following table gives the meaning of certain words and phrases as they are used in these Articles. However, the meaning given in the table does not apply if that is inconsistent with the context in which a word or phrase appears. After the Articles there is a glossary which explains various words and expressions. But the Glossary is not part of the Articles, and it does not affect their meaning.

Words	**Definitions**
amount (of a share)	This refers to the nominal value of the share.
Articles	The Company's Articles of Association, including any charges make to them.
Building Societies Act	The Building Societies Act 1986.
Companies Act	The Companies Act 1985.
company	Includes any corporate body.
the Company	Alliance & Leicester plc.
dividend arrears	This includes any dividends on shares with cumulative rights which could not be paid, but which have been carried forward.
existing shares (of any kind)	Shares which are in issue at the relevant time.
Legislation	The Companies Act, and all other laws and regulations applying to the Company.
London Stock Exchange	The London Stock Exchange Limited.

Words	Definitions
in writing	In writing, or any substitute for writing (including, to the extent permitted by Statute and the Stock Exchange, the delivery of information electronically or by some other data transmission process if so requested or authorised by or on behalf of a shareholder), or both.
Ordinary Shares	The Company's ordinary shares.
Ordinary Shareholder	A holder of the Company's Ordinary Shares.
paid-up share or other security	Includes a share or other security which is treated ("credited") as paid up.
pay	Includes any kind of reward or payment for services.
recognised clearing house	A clearing house granted recognition under the Financial Services Act 1986.
recognised investment exchange	An investment exchange granted recognition under the Financial Services Act 1986.
Register	The Company's register of members.
Registered Office	The Company's registered office.
rights of any share	The rights attached to the share when it is issued, or afterwards.
Seal	The Company's Common Seal, or any official seal kept by the Company under section 40 of the Companies Act (called a Securities Seal).
Secretary	Any person appointed by the Directors to do work as the Company Secretary including any assistant or deputy secretary.
shareholder	A holder of the Company's shares.
shareholders meeting	Includes both a General Meeting of the Company and a meeting of any class of holders of the Company's shares.
subsidiary	A "subsidiary undertaking", as defined in section 258 of the Companies Act.
terms of a share	The terms on which a share was issued.
Transfer Agreement	The agreement to transfer the business of Alliance & Leicester Building Society to the Company under Section 97 of the Building Societies Act.
United Kingdom	Great Britain and Northern Ireland.

2.2 References to a debenture include debenture stock and references to a debenture holder include a debenture stockholder.

2.3 Where the Articles refer to a person who is automatically entitled to a share by law, this includes a person who is entitled to the share as a result of the death, or bankruptcy, of a shareholder.

2.4 Words which refer to a single number also refer to plural numbers, and the other way around.

2.5 Words which refer to males also refer to females, and to companies and so on.

2.6 References to a person or people include companies, unincorporated associations and so on.

2.7 Any headings in these Articles are only included for convenience. They do not affect the meanings of the Articles.

2.8 When an Act, or a section of an Act, is referred to, this includes any amendment to the Act or section, as well as its inclusion at a later date.

2.9 When an Act or the Articles is referred to, the version which is current at any particular time will apply.

2.10 Where the Articles give any power or authority to anybody, this power or authority can be used on any number of occasions, unless the way in which the word is used does not allow this meaning.

2.11 Any word which is defined in the Companies Act means the same in the Articles, unless the Articles define it differently, or the way in which the word is used is inconsistent with the definition given in the Companies Act.

2.12 Where the Articles say that anything can be done by passing an Ordinary Resolution, this can also be done by passing a Special Resolution or an Extraordinary Resolution and where the Articles say that anything can be done by passing an Extraordinary Resolution, this can also be done by passing a Special Resolution.

2.13 Where the Articles refer to changing the amount of shares this means doing any or all of the following:

- subdividing the shares into other shares with a smaller nominal amount;
- consolidating the shares into other shares with a larger nominal amount; and
- dividing shares which have been consolidated into shares with a larger nominal amount than the original shares had.

2.14 Where the Articles refer to any document being made effective that means being signed, sealed or executed in some other legally valid way.

2.15 Where the Articles refer to months or years, these are calendar months or years.

SHARE CAPITAL

3 Form of the Company's share capital

The Company's share capital is £388 million comprised of 776 million Ordinary Shares of 50p each.

CHANGING CAPITAL

4 The power to increase capital

The Company's shareholders can increase the Company's share capital by passing an Ordinary Resolution. The resolution will fix the amount of the increase and the nominal amount of the new shares.

5 Application of the Articles to new shares

The provisions of the Articles about payment of calls, transfer, automatic entitlement by law, forfeiture, lien and all other things apply to new shares under Article 4 in the same way as if they were part of the Company's existing share capital.

6 **The power to change capital**

The shareholders can pass Ordinary Resolutions to do any of the following:

- to consolidate, or consolidate and then divide, all or any of its share capital into shares of a larger nominal amount that the existing shares:
- to cancel any shares which have not been taken, or agreed to be taken, by any person at the date of the resolution, and reduce the amount of the Company's share capital by the amount of the cancelled shares;
- to divide some or all of its shares into shares which are of a similar nominal amount than is fixed in the Memorandum of Association. This is subject to any restrictions of the Companies Act. The resolution may provide that, as between the holders of the divided shares, different rights and restrictions of a kind which the Company can apply to new shares may apply to different divided shares.

7 **Fractions of shares**

If any shares are consolidated, the Directors have power to deal with any fractions of shares which result. If the Directors decide to sell any shares representing fractions, they can do so for the best price reasonably obtainable and distribute the net proceeds of sale among members in proportion to their fractional entitlements. The Directors can sell to any person (including the Company, if the law allows this) and can authorise any person to transfer those shares to the buyer. The buyer does not need to take any steps to see how any money he is paying is used. Nor will his ownership be affected if the sale was irregular or invalid in any way.

8. **The power to reduce capital**

The Company's shareholders can pass a Special Resolution to:

- reduce its share capital in any way; or
- reduce any capital redemption reserve or share premium account in any way.

9 **Buying back shares**

The Company can buy back, or agree to buy back in the future, any shares of any class (including redeemable shares), if the legislation allows this. However, if the Company has existing shares which are convertible into other shares which are equity shares, then the Company can only buy back equity shares of that class if:

- either the terms of issue of the convertible shares permit the Company to buy back equity shares;
- the terms of issue of the convertible shares say that the basis on which they convert may be adjusted if the Company buys back equity shares; or
- the buy-back or agreement to buy back has been approved by an Extraordinary Resolution passed by the holders of the convertible shares.

SHARES

10 **The special rights of new shares**

10.1 If the Company issues new shares, the new shares may have any rights or restrictions attached to them. The rights can take priority over the rights of existing shares, or existing shares can take priority over them. Or the new shares and the existing shares can rank equally. These rights and restrictions can apply to sharing in the Company's profits or assets. Other rights and restrictions can also apply, for example on the right to vote.

10.2 The rights and restrictions referred to in Article 10.1 can be decided by an Ordinary Resolution passed by the shareholders. The Directors can also take these decisions if they do not conflict with any resolution passed by the shareholders.

10.3 If the legislation allows this, the rights of any new shares can include rights for the holder and/or the Company to have them redeemed.

10.4 The ability to attach particular rights and restrictions to new shares may be restricted by special rights previously given to holders of any existing shares.

11 The Director's power to deal with shares.

The Directors can decide how to deal with any shares which have not been issued. The Directors can allot them on any terms, which can include the right to transfer the allotment to another person before any person has been entered on the Register. This is known as the right to renounce the allotment. The Directors can also grant options to give people a choice to acquire shares in the future. Or the Directors can dispose of the shares in any other way. The Directors are free to decide who they deal with, when they deal with the shares, and the terms they deal on. But they must obey:

- the provisions of the legislation relating to authority, pre-emption rights and other matters; and
- any resolution of a General Meeting which is passed under the legislation.

12 The Directors' authority to allot "relevant securities" and "equity securities"

12.1 This Article regulates the authority of the Directors to allot relevant securities (see Articles 12.2, 12.3 and 12.7 to 12.9) and their power to allot equity securities for cash (see Articles 12.4 to 12.9). The meaning of relevant securities is given in Section 80 of the Companies Act, while the meaning of equity securities is given in Section 94 of that Act.

12.2 The Directors are authorised, generally and without conditions, under Section 80 of the Companies Act, to allot the shares, and the rights to shares, which are relevant securities. They are authorised to allot them for each period referred to in Article 12.7. But this authority is restricted by the limit on the maximum amount of relevant securities which, can be allotted in each period, which is described in Article 12.3.

12.3 The maximum amount applicable under Article 12.2 is £79 million for the first period referred to in Article 12.7. The maximum amount for subsequent periods will be set out in the Special Resolution which renews or extends the period in Article 12.7, or in any other resolution passed by the shareholders at a General Meeting.

12.4 Where the Directors have general authority under section 80 of the Companies Act under Article 12.2, under that authority they have the power to allot equity securities, entirely paid for in cash, as if section 89(1) of the Companies Act did not apply. This power will be for each period referred to in Article 12.7.

12.5 There is no limit on the maximum amount of equity securities which can be allotted under the power in Article 12.4 where the allotment is in connection with a rights issue (which is defined in Article 12.6). In all other cases, the maximum amount of equity securities which can be allotted under that power is:

- the lesser of £14,550,000 and 5 per cent. of the Company's issued capital immediately following the listing of the Ordinary Shares on the London Stock Exchange for the first period referred to in Article 12.7; or
- the amount stated in a Special Resolution which renews or extends the period in Article 12.7.

12.6 In Article 12.5 rights issue means an offer of equity securities which is open to the following people for a period decided on by the Directors:

- people who are registered holders of Ordinary Shares on a particular date, in proportion to their holdings of Ordinary Shares;
- people who are registered on a particular date as holders of other classes of equity securities which give them the right to receive the offer.

However, a rights issue can be subject to any limits, or restrictions, which the Directors think are necessary or appropriate to deal with:

- any fractions of shares which people would be entitled to; or
- legal or practical problems under the laws of any territory, or under the requirements of any recognised regulatory body, or stock exchange, in any territory.

12.7 The first period under Article 12.2 and 12.4 begins on the date on which these Articles are adopted (which is shown on the first page of these Articles). It ends on the date of the Company's Annual General Meeting in 1998 or, if earlier, on the date which is 15 months after the date of adoption of these Articles. The shareholders can, by passing further Special Resolutions, renew or extend this period for periods of no more than fifteen months each.

12.8 During the periods in Article 12.7, the Directors can make offers, and enter into agreements, which would, or might, need shares to be allotted after those periods.

12.9 In working out any maximum amount of securities referred to in this Article, the nominal value of rights to subscribe for shares, or to convert any securities into shares, will be taken as the nominal value of the shares which would be allotted if the subscription or conversion takes place.

13 Power to pay commission and brokerage

The Company can use all the powers given by the legislation to pay commission or brokerage (a special form of commission) to any person who:

- applies, or agrees to apply, for any new shares; or
- gets anybody else to apply, or agree to apply for, any new shares

14 Renunciations of allotted but unissued shares

Where a share has been allotted to a person but that person has not yet been entered on the Register, the Directors can recognise a transfer (called a renunciation) by that person of his right to the share in favour of some other person. The ability to renounce allotments only applies if the terms on which the share is allotted are consistent with renunciation. The Directors can impose terms and conditions regulating renunciation rights.

15 No trusts etc. recognised

15.1 The Company will only be affected by, or recognise, a current and absolute right to whole shares. The fact that any share, or part of a share, may not be owned outright by the registered owner is not of any concern to the Company, for example if a share is held on any kind of trust.

15.2 The only exception to what is said in Article 15.1 is for any right:

- which is expressly given by these Articles; or

which the company has a legal duty to recognise.

SHARE CERTIFICATES

16 Shares without certificates, and shares which can be transferred without transfer forms

16.1 The Company can issue shares, and other securities, which do not have certificates. The Company can also allow existing shares, and other securities, to be held without certificates. Evidence of ownership of these shares and securities does not involve a certificate. The Company can also allow any shares, or other securities, to be transferred without using a transfer form. All this applies so far as the legislation allows.

16.2 These shares and other securities can, for example, be transferred by using a relevant system, as defined in the Uncertified Securities Regulations 1995 (referred to as the 1995 Regulations). Shares which can be transferred in this way are called uncertified shares.

16.3 Immediately before any of the Company's shares become uncertified shares, the Articles will only apply to those shares so far as they are called uncertified shares:

- holding those shares as uncertified shares;
- transferring ownership of those shares by using a relevant system; and
- any of the provisions of the 1995 Regulations;

16.4 The Directors can also lay down regulations:

- which govern the issue, holding and transfer, and where appropriate, the mechanics of conversion and redemption, of these shares and securities;
- which govern the mechanics for payments involving a relevant system; and
- which make any other provisions which the Directors consider are necessary to ensure that these Articles are consistent with the 1995 Regulations, and with any rules or guidance of an operator of a "relevant system" under the 1995 Regulations.

These regulations will, if they say so, apply instead of the other provisions in the Articles relating to certificates, and the transfer, conversion and redemption of shares and other securities, and any other provisions which are not consistent with the 1995 Regulations. If the Directors do make any regulations under Article 16.4, Article 16.3 will still apply to the Articles, read with those regulations.

17 Certificates

17.1 When a shareholder is first registered as the holder of any class of shares, he is entitled, free of charge, to a separate share certificate for each class of shares. But this does not apply if the legislation requires, or allows, the Company not to issue share certificates.

17.2 If a shareholder gets more shares of any class he is entitled, without charge, to another certificate for the extra shares.

17.3 If a shareholder transfers part of his shares covered by a certificate, he is entitled, free of charge, to a new certificate for the balance.

17.4 The Company does not have to issue more than one certificate for any share, even if that share is held jointly.

17.5 When the Company delivers a certificate to one joint shareholder, this is treated as delivery to all of the joint shareholders.

17.6 The Company can deliver a certificate to a broker or agent who is acting for a person who is buying the shares, or who is having the shares transferred to him.

17.7 Share certificates can be:

- signed by one or more Directors;
- sealed with the Seal; and/or
- printed, in any way, with a copy of the Seal or with a copy of the signature of one or more Directors.

17.8 A share certificate must state the number and class of shares to which it relates and the amount paid up on those shares. It cannot be for shares of more than one class.

17.9 The time limit for the Company to provide a share certificate under this Article is:

- one month after the allotment of a new share (or any longer period provided by its terms or issue);
- five business days after a transfer of fully-paid shares is presented for registration; or
- two months after a transfer of partly-paid shares is presented for registration.

18 Replacement share certificates

18.1 If a shareholder has two or more share certificates for shares of the same class, he can ask the Company for these to be cancelled and replaced by a single new certificate. The Company must comply with such request.

18.2 A shareholder can ask the Company to cancel and replace a single share certificate with two or more certificates, for the same total number of shares. The Company may comply with such request.

18.3 A shareholder can ask the Company for a new certificate if the original is:

- damaged or defaced; or
- said to be lost, stolen, or destroyed.

18.4 If a certificate has been damaged or defaced, the Company can require the certificate to be delivered to it before issuing a replacement. If a certificate is said to be lost, stolen or destroyed, the Company can require satisfactory evidence, and an indemnity, before issuing a replacement.

18.5 The Directors can require the shareholder to pay the Company's exceptional out of pocket expenses for issuing any share certificates under this Article.

18.6 Any one joint shareholder can request replacement certificates under this Article.

CALLS ON SHARES

19 The Directors can make calls on shares

The Directors can call on shareholders to pay any money which has not yet been paid to the Company for their shares. This includes both the nominal value of the shares and any premium which may apply. They can also make calls on people who are automatically entitled to shares by law. If the terms of issue of the shares allow this, the Directors can:

- make calls as often, and whenever, they think fit;
- decide when and where the money is paid;
- decide that the money may be paid by instalments;
- revoke or postpone any call.

A call is treated as having been made as soon as the Directors pass a resolution authorising it.

20 The liability for calls

A member who has received at least 14 days' notice giving the amount called, the time or times and place for payment must pay the call as required by the notice. Joint shareholders are liable jointly and severally (which, in general terms, means together and separately) to pay any money called for.

21 Interest on unpaid calls

If the person due to pay any money for in this way does not pay it by the day that it is due, he is liable to pay interest on the money as well as all costs, charges and expenses that any be incurred by the Company because of the non-payment. Interest will run from the day the money is due until it has actually been paid. The yearly interest rate is that fixed by the Directors (subject to a maximum of 15 per cent..) but the Directors can decide to forgo any or all of this interest.

22 Sums which are payable when a share is allotted are treated as a call

If the terms of a share require any money to be paid at the time the share is allotted, or at any fixed date, then this money will be treated in the same way as a valid call for money on shares which is due on the same date. If this money is not paid, everything in the Articles relating to non-payment of calls applies. This includes Articles which allow the Company to forfeit or sell shares and to claim interest.

23 Calls can be for different amounts

On or before an issue of shares, the Directors can decide that shareholders may be called on to pay different amounts, or that they may be called on at different times.

24 Paying calls early

The Directors can accept payment in advance of some or all of the money from a shareholder before he is called on to pay the money. The Directors can agree to pay interest on money paid in advance until it would otherwise be due to the Company at a rate fixed by the Directors.

FORFEITING SHARES AND LIENS OVER SHARES

25 Notice following non-payment of a call

Articles 25 to 35 apply if a shareholder fails to pay the whole amount of a call, or an instalment of a call, by the day that it is due. It also applies in the same way to a person who is automatically entitled to a share by law. The Directors can serve a notice on him any time after the date it is due, if the whole amount immediately due has not been paid.

26 Contents of the notice

This notice must:

- demand payment of the amount immediately payable, plus any interest and any of the Company's expenses caused by the failure to pay;
- give a date by when the total referred to immediately above must be paid, but this must be at least seven days after the notice is served on the shareholder;

- say where the payment must be made; and
- say that if the full amount demanded is not paid by the time stated, and where stated, the Company can forfeit the shares on which the call or instalment was due.

27 Forfeiture if the notice is not complied with

If the notice is not complied with, the shares that it relates to can be forfeited at any time while any amount (including interest and expenses) is still outstanding. This is done by the Directors passing a resolution stating that the shares have been forfeited. The Directors can accept the surrender of any share that would otherwise be forfeited.

28 Forfeiture will include unpaid dividends

All dividends which are due on the shares, but not yet paid, will also be forfeited.

29 Dealing with forfeited shares

A share forfeited or surrendered under Article 27 belongs to the Company. The Directors can sell or dispose of any forfeited share on any terms, and in any way that they decide. This can be with, or without, a credit for any amount previously paid up for the share. It can be sold or disposed of to any person, including the previous shareholder, or the person who was previously automatically entitled by law to the share. The Directors can, if necessary, authorise any person to transfer a forfeited share.

30 Cancelling forfeiture

After a share has been forfeited, the Directors can cancel the forfeiture. But they can only do this before the share has been sold or disposed of. This can be on any terms that they decide.

31 The position of shareholders after forfeiture

A shareholder loses all rights in connection with forfeited shares and must surrender any certificate for those shares to the Company for cancellation. A shareholder is still liable to pay calls which had been made, but not paid, before the forfeiture of his shares. He must also pay interest on the unpaid amount, until it is paid. The Directors can fix the rate of interest, but it must not be more than 15 per cent. a year. The shareholder continues to be liable for all claims and demands which the Company could have made relating to the forfeited share. He is not entitled to any credit for the value of the share when it was forfeited or for money received by the Company under Article 28, unless the Directors decide to allow credit for all or any of that value.

32 The Company's lien on shares

The Company has a lien on all partly paid shares. This lien has priority over claims of others to the shares. This lien is for any money owned to the Company for the shares. The Directors can decide to give up any lien which has arisen. They can also decide to suspend any lien which would otherwise apply to particular shares.

33 Enforcing the lien by selling the shares

If the Directors want to enforce the lien referred to in Article 32, they can sell some or all of the shares in any way they decide. The Directors can authorise someone to transfer the shares sold. But they cannot sell the shares until all of these conditions are met:

- the money owed by the shareholder must be immediately payable;
- the Directors must have given a written notice to the shareholder. This notice must say how much is due. It must also demand that this money is paid, and say that the shareholder's shares will be sold if the money is not paid;

- the notice just referred to must have been served on the shareholder, or on any person who is automatically entitled to the shares by law. This notice can be served in any way that the Directors decide; and

- the money has not been paid by at least 14 days after the notice has been served.

34 **Using the proceeds of the sale**

If the Directors sell any shares under Article 33, the net proceeds will first be used to pay off the amount which is then payable to the Company. The Directors will pay any money left over to the former shareholder, or to any person who would otherwise be automatically entitled to the shares by law. But the Company's lien will also apply to any money left over, to cover any money still due to the Company which is not yet payable: the Company has the same rights over this money as it had over the shares immediately before they were sold. The Company need not pay over anything left under this Article until the certificate representing the shares sold has been delivered to the Company for cancellation.

35 **Evidence of forfeiture or sale**

A Director, or the Company Secretary, can make a statutory declaration which declares:

- that he is a Director or the Company Secretary of the Company;

- that a share has been properly surrendered, forfeited or sold to satisfy a lien under the Articles; and

- when the share was surrendered, forfeited or sold.

This will be evidence of these facts which cannot be disputed. If this declaration is delivered to the new holder of a share, with any completed transfer form which is required, this gives the buyer good title to the share. Nor does the new holder of the share need to take any steps to see how any money he may be paying for the share is used. The new shareholder's ownership of the share will not be affected if the steps taken to surrender or forfeit the share, or the sale or disposal of the share, were invalid or irregular, or if anything that should have been done was not done.

CHANGING SHARE RIGHTS

36 **Changing the special rights of shares**

36.1 If the Company's share capital is split into different classes of share, and if the legislation allows this, the special rights which are attached to any of these classes can be varied or abrogated if this is approved by an Extraordinary Resolution. This must be passed at a separate meeting of the holders of the relevant class of shares. This is called a class meeting.

36.2 The special rights of a class of shares can be varied or abrogated while the Company is a going concern, or while the Company is being wound up, or if this is being considered.

36.3 All the Articles relating to General Meetings apply, with any necessary changes, to a class meeting, but with the following adjustments:

- At least two people who hold (or who act as proxies for) at least one third of the total nominal value of the existing shares of the class are a quorum. However, if this quorum is not present at an adjourned meeting, one person who holds shares of the class, or his proxy, is a quorum.

- Anybody who is personally present, or who is represented by a proxy, can demand a poll.

- On a poll, the holders of shares will have one vote for every share of the class which they hold. This is subject to any special rights or restrictions which are attached to any class of shares by the Articles, or when rights are attached to shares in some other way under the Articles.

36.4 This Article also applies to the variation or abrogation of special rights of shares forming part of a class. Each part of the class which is being treated differently is viewed as a separate class in operating this Article.

37 More about the special rights of shares

The special rights of existing shares are not regarded as varied:

- if new shares are created, or issued, which rank equally with any other existing shares in sharing in profits or assets of the Company; or
- if the Company buys back its own shares.

But this does not apply if the terms of the existing shares expressly say otherwise.

TRANSFERRING SHARES

38 Transfer forms

38.1 Unless the Articles say otherwise, any shareholder can transfer some or all of his shares to another person. Every transfer must be in writing, and either in the usual standard form, or in any other form approved by the Directors.

39 More about transfers

39.1 The transfer form must be delivered to the office where the Register is kept. The transfer form must have with it:

- the share certificate for the shares to be transferred; and
- any other evidence which the Directors ask for to prove that the person wishing to make the transfer is entitled to do this.

39.2 However, if a transfer is by a recognised clearing house or its nominee or by a recognised investment exchange, a share certificate is only needed if a certificate has been issued for the shares in question.

39.3 A share transfer form must be signed, or made effective in some other way, by the person making the transfer. It need not be made effective by using a seal of that person.

39.4 A share transfer form must also be signed, or made effective in some other way, by the person the share is being transferred to, if the share is not a fully paid-up share. It need not be made effective by using a seal of that person.

39.5 The person making a transfer will be treated as continuing to be the shareholder until the name of the person to whom a share is being transferred is put on the Register for that share.

39.6 If the Company, registers a transfer, it may keep the transfer form.

39.7 A transfer form cannot be used to transfer more than one class of shares. Each class needs a separate form.

39.8 No fee is payable to the Company for transferring shares or registering changes relating to the ownership of shares.

39.9 Transfers may not be in favour of more than four joint holders.

40 The Company can refuse to register certain transfers

40.1 The Directors can refuse to register a transfer of any shares which are not fully paid-up. They do not have to give any reasons for refusing. But, if any of those shares have been admitted to the Official List of the London Stock Exchange, the Directors cannot refuse to register a transfer if this would stop dealings in the shares from taking place on an open and proper basis.

40.2 If the Directors decide not to register a transfer of a share, they must notify the person who the shares were to be transferred to. This must be done no later than two months after the Company receives the transfer.

41 Closing the Register

The Directors can decide to suspend the registration of transfers by closing the Register. This can be for part of a day, a day, or more than a day. Suspension periods can vary between different classes of shares. But the Register cannot be closed for more that 30 days a year.

42 Overseas branch registers

The Company can use all the powers that the legislation gives to keep on overseas branch register. The Directors can make and change any regulations they decide on relating to this register, as long as the legislation allows this.

PERSONS AUTOMATICALLY ENTITLED TO SHARES BY LAW

43 When a shareholder dies

43.1 When a sole shareholder dies (or a shareholder who is the last survivor of joint shareholders dies), his legal personal representatives will be the only people who the Company will recognise as being entitled to his shares.

43.2 If a shareholder who is a joint shareholder dies, the remaining joint shareholder or shareholders will be the only people who the Company will recognise as being entitled to his shares.

4.3.3 But this Article does not discharge the estate of any shareholder from any liability.

44 Registering personal representatives and so on

A person who becomes automatically entitled to a share by law can either be registered as the shareholder, or can select some other person to have the share transferred to. The person who is automatically entitled by law must provide any evidence of his entitlement which is reasonably required by the Directors.

45 A person who wants to be registered must give notice

If a person who is automatically entitled to shares by law wants to be registered as a shareholder, he must deliver or send a notice to the Company saying that he has made this decision. He must sign this notice, and it must be in the form which the Directors require. This notice will be treated as a transfer form. All of the provisions of these Articles about registering transfers of shares apply to it. The Directors have the same power to refuse to register the automatically entitled person as they would have had in deciding whether to register a transfer by the person who was previously entitled to the shares.

46 A person who wants to have another person registered must use a transfer form

If a person who is automatically entitled to a share by law wants the share to be transferred to another person, he must do this by signing a transfer form to the person he has selected. The Directors have the same power to refuse to register the person selected as they would have had in deciding whether to register a transfer by the person who was previously entitled to the shares.

47 The rights of people automatically entitled to shares by law

47.1 A person who is automatically entitled to a share by law is entitled to any dividends or other money relating to the share, even though he is not registered as the holder of that share. But the Directors can withhold the dividend and other money until a person has been properly registered as the shareholder as laid down in the Articles. They can also withhold the dividend if the person who was previously entitled to the share could have had this dividend withheld.

47.2 Unless he is registered as the holder of the share the person automatically entitled to a share by law is not entitled:

- to receive notices of meetings of shareholders, or to attend or vote at these meetings;
- to any of the other rights and benefits of being a shareholder;

unless the Directors decide to allow this.

SHAREHOLDERS WHO CANNOT BE TRACED

48 Shareholders who cannot be traced

48.1 The Company can sell any shares at the best price reasonably obtainable if:

- during the 12 years before the earliest of the advertisements referred to in the next point, at least three dividends have been declared and none have been claimed;
- after this 12-year period, the Company announces that it intends to sell the shares by placing an advertisement in two national newspapers (which shall include, a leading London daily newspaper and a newspaper appearing in the areas which includes the last address of the shareholder held by the Company for serving notices relating to the shares);
- during this 12-year period, and for three months after the advertisements appear, the Company has not heard from the shareholder or any person who is automatically entitled to the shares by slaw: and
- the Company has notified the London Stock Exchange that it intends to sell the shares.

48.2 This Article also applies to shareholders who were allotted their shares as a result of the transfer of the business of Alliance & Leicester Building Society to the Company. However, for those shareholders, the 12 year period referred to in Article 48.1 is replaced by a period of 3 years starting on the Vesting Date.

48.3 To sell any shares in this way, the Company can appoint any person to sign, or make effective in some other way, a transfer form for the shares. This form will be just as effective as if it had been signed or made effective in some other way by the registered holder of the shares, or by a person who is automatically entitled to the shares by law. The ownership of the person to whom the shares transferred will not be affected even if the sale is irregular or invalid in any way.

48.4 The net sale proceeds belong to the Company until claimed under this Article, but it must pay these to the shareholder who could not be traced, or to the person who is automatically entitled to his shares by law, if that shareholder, or that other person, asks for it.

48.5 The Company must record the name of that shareholder, or the person who was automatically entitled to the shares by law, as a creditor for this money in its accounts. The money is not held on trust, and no interest is payable on the money. The Company can keep any money which it has earned by using the net sale proceeds. The company can use the money for its business, or it can invest the money in any way that the Directors decide. But the money cannot be invested in the Company's shares, or in the shares of any holding company of the Company.

48.6 Where a person makes a valid claim for a share entitlement under the Transfer Agreement and no Ordinary Shares are available to satisfy the claim, the Directors may at any time, in order to satisfy the claim, capitalise a sufficient sum to pay up the Ordinary Share needed in full from any of the Company's reserves or from funds which the Company is holding as net profit and Article 131.2 shall not apply to this capitalisation and may issue those Ordinary Shares to the claimant. The power to issue and pay up these shares is subject to the Directors having the necessary authority under Article 12 to allot a sufficient number of relevant securities.

GENERAL MEETINGS

49 The Annual General Meeting

Within 18 months following incorporation of the Company and thereafter in each year the Company must hold an Annual General Meeting, in addition to any other General Meetings which are held in the year. The notice calling the meeting must say that the meeting is the Annual General Meeting. There must not be a gap of more than 15 months between one Annual General Meeting and the next. The Directors will decide when and where to hold the Annual General Meeting.

50 Extraordinary General Meetings

If a General Meeting is not an Annual General Meeting, it is called an Extraordinary General Meeting.

51 Calling an Extraordinary General Meeting

The Directors can decide to call an Extraordinary General Meeting at any time. Extraordinary General Meetings must also be called promptly in response to a requisition by shareholders under the legislation.

52 Notice of Meetings

52.1 At least 20 working days' notice in writing must be given for every Annual General Meeting and for any other meeting where it is proposed to pass a Special Resolution or to pass on some other resolution of which "special notice" under the Companies Act has been given to the Company. For every other General Meeting at least 14 clear days' notice in writing must be given. However a shorter period of notice can be given:

- for an Annual General Meeting, if all members who can attend and vote agree; or
- for an Extraordinary General Meeting, if a majority of the members agree and those members hold at least 95 per cent. by nominal value of the shares which can be voted at the meeting.

52.2 Any notice of meeting must:

- say where the meeting is to be held;
- give the date and time of the meeting;
- give the general nature of the business of the meeting;
- say if any resolution will be proposed as a Special Resolution or an Extraordinary Resolution; and
- say that a shareholder who can attend and vote can appoint one or more proxies (who need not be shareholders) to vote for him on a poll.

52.3 Notices of meetings must be given to the shareholders, unless the Articles say they are not entitled to receive them from the Company. Notice must also be given to the Company's Auditors. The day when the notice is served (see Article 141), or is treated as served, and the day of the meeting do not count towards the period of notice.

52.4 If the Company cannot effectively call a General Meeting by sending notices through the post because the postal service is suspended or restricted in the United Kingdom or by reason of a technical or any other failure in or the suspension or curtailment of the data transmission process, the Directors can call the meeting by publishing a notice in at least one United Kingdom national newspaper. Notice published in this way will be treated as being properly served on shareholders who are entitled to receive it on the day the advertisement appears. If it becomes possible to use the postal service or to be able to send copies of the notice electronically or by any other data transmission process again more than seven days before the meeting, the Company may send confirmation of the notice through the post or, as the case may be, shall send or make available such copies electronically or by any other data transmission process to the extent permitted by Statute and the Stock Exchange and if so requested or authorised by or on behalf of a shareholder.

53 A General Meeting can be moved at short notice

If the Directors consider that it is impractical, or unreasonable, to hold a General Meeting at the place stated in the notice calling the meeting, they can move or postpone the meeting, or do both of these things. If the Directors do this, an announcement of the date, time and place of the rearranged meeting will, if practical, be published in at least two United Kingdom national newspapers. Notice of the business of the meeting does not need to be given again. The Directors must take reasonable steps to ensure that any shareholder trying to attend the meeting at the original time and place is informed of the new arrangements. If a meeting is rearranged in this way, proxy forms can be delivered, in the way required by Article 74, until 48 hours before the rearranged meeting. The Directors can also move or postpone the rearranged meeting, or both, under this Article.

PROCEEDINGS AT GENERAL MEETINGS

54 The Chairman of a Meeting

54.1 The Chairman of the Directors will be the chairman at every General Meeting, if he is willing and able to take the chair.

54.2 If the Company does not have a Chairman, a Deputy Chairman will chair the meeting if he is willing and able to take the chair.

54.3 If the Company does not have a Chairman or Deputy Chairman, or if neither the Chairman or any Deputy Chairman are willing and able to chair the meeting, after waiting 5 minutes from the time that a meeting is due to start, the Directors who are present will choose one of themselves to act as chairman. If there is only one Director present, he will be chairman, if he agrees.

54.4 If there is no Director willing and able to be chairman, then the shareholders who are personally present at the meeting and entitled to vote will decide which one of them is to be chairman.

54.5 To avoid any doubt, nothing in the Articles restricts or excludes any of the powers, or rights of a chairman of a meeting which are given by the general law.

55 Security, and other arrangements at General Meetings

Either the Chairman of a meeting, or the Company Secretary, can take any action he considers appropriate for :

- the safety of people attending a General Meeting:
- proper and orderly conduct at a General Meeting; or
- the meeting to reflect the wishes of the majority.

For example, they can require any people to prove who they are, they can carry out security searches, and stop certain things being taken into the meeting. They can refuse to allow any person into a meeting, or arrange for any person who refuses to comply with any requirements imposed under this Article to be removed from a meeting.

56 Overflow meeting rooms

The Directors can arrange for any people who they consider cannot be seated in the main meeting room, where the chairman will be, to attend and take part in a General Meeting in an overflow room or rooms. Any overflow room will have a live video link from the main room, and a two-way sound link. The notice of the meeting does not have to give details of any arrangements under this Article. The Directors can decide on how to divide people between the main room and any overflow room. If any overflow room is used, the meeting will be treated as being held, and taking place, in the main room.

57 The quorum needed for meetings

Before a General Meeting starts to do business, there must be a quorum present. If there is not, the meeting cannot carry out any business. Unless the Articles say otherwise, a quorum for all purposes is three people who are entitled to vote. They can be personally present or proxies for shareholders or a combination of shareholders and proxies.

58 The procedure if there is no quorum

This Article applies if a quorum is not present within five minutes of the time fixed for a General Meeting to start or within any longer period which the chairman may decide on. If the meeting was called by shareholders it is dissolved. Any other meeting is adjourned to any day, time and place stated in the notice of meeting. If the notice does not provide for this, the meeting is adjourned to a day, time and place decided on by the chairman.

59 Adjourning meetings

59.1 The chairman of a meeting can adjourn the meeting, before or after it has started, and whether or not a quorum is present, if he considers that:

- there is not enough room for the number of shareholders who wish to attend the meeting;
- the behaviour of people present prevents, or is likely to prevent, the business of the meeting being carried out in an orderly way; or
- an adjournment is necessary for any other reason, so that the business of the meeting can be properly carried out.

The chairman does not need the consent of the meeting to adjourn it for any of these reasons to a time, date and place which he proposes. This includes an indefinite adjournment. The adjournment will be to another time, which may be later on the same day as the meeting, and can be to another place. The chairman will decide on these matters.

59.2 The chairman of a meeting can also adjourn a meeting which has a quorum present, if this is agreed by the meeting. This can be to a time, date and place proposed by the chairman. It includes an indefinite adjournment. The chairman must adjourn the meeting if the meeting directs him to. In these circumstances the meeting will decide how long the adjournment will be, and where it will adjourn to. If a meeting is adjourned indefinitely, the Directors will fix the time, date and place of the adjourned meeting.

59.3 Meetings can be adjourned more than once. But if a meeting is adjourned for at least 30 days or indefinitely, at least 14 days' notice must be given for the adjourned meeting in the same way as was required for the original meeting. If a meeting is adjourned for less than 30 days, there is no need to give notice about the adjourned meeting, or about the business to be considered there.

59.4 A reconvened meeting can only deal with business that could have been dealt with at the meeting which was adjourned.

60 Amending resolutions

60.1 Amendments can be proposed to any resolution if they are only clerical amendments, or amendments to correct some other obvious error in the resolution.

60.2 No other amendments can be proposed to any Special or Extraordinary Resolution.

60.3 Amendments to an Ordinary Resolution which are within the scope of the resolution can be proposed if:

- notice of the proposed amendment is delivered to the Registered Office at least 48 hours before the time of the meeting, or adjourned meeting; or
- the chairman of the meeting decides that the amendment is appropriate for consideration by the meeting.

60.4 If the Chairman, acting in good faith, rules an amendment out of order, any error in that ruling will not affect the validity of a vote on the original resolution.

VOTING PROCEDURES

61 How votes are taken

61.1 If a resolution is put to the vote at a General Meeting, it will be decided by a show of hands, unless a poll is demanded when, or before, the result of the show of hands is declared by the chairman. A poll can be demanded by:

- the chairman of the meeting;
- at least five shareholders at the meeting who are entitled to vote (including proxies of shareholders entitled to vote);
- one or more shareholders at the meeting who are entitled to vote and who have, between them, at least 10 per cent. of the total votes of all shareholders who have the right to vote at the meeting (including proxies for shareholders entitled to vote); or
- one or more shareholders who have shares which allow them to vote at the meeting, where the total amount which has been paid up on these shares is at least 10 per cent. of the total sum paid up on all shares which give the right to vote at the meeting.

61.2 A proxy form gives the proxy the authority to demand a poll, or to join others in demanding one. A demand for a poll made by a proxy for a shareholder is treated in the same way as a demand by the shareholder himself.

61.3 A demand for a poll can be withdrawn if the Chairman agrees to this. If a poll is demanded, and this demand is then withdrawn, any declaration by the Chairman of the result of a vote on that resolution by a show of hands, which was made before the poll was demanded, will stand.

62 How a poll is taken

62.1 If a poll is demanded in the way allowed by the Articles, the chairman of the meeting decides where, when and how it will be carried out. The result is treated as the decision of the meeting where the poll was demanded, even if the poll is carried out after the meeting.

62.2 The chairman can:

- decide that a ballot or voting papers or tickets will be used;
- appoint scrutineers (who need not be shareholders);
- adjourn the meeting to a day, time and place which he decides on for the result of the poll to be declared.

62.3 If the meeting directs him to, the chairman must appoint scrutineers.

62.4 If a poll is called, a shareholder can vote either personally or by his proxy. If a shareholder votes on a poll, he does not have to use all of his votes; nor does he have to cast all his votes in the same way.

63 Where there cannot be a poll

A poll is not allowed on a vote to elect a chairman of a meeting. Nor is a poll allowed on a vote to adjourn a meeting, unless the chairman of the meeting demands a poll.

64 A meeting continues after a poll is demanded

A demand for a poll on a particular matter does not stop a meeting from continuing and dealing with other matters.

65 Timing of a poll

A poll to adjourn the meeting must be taken immediately at the meeting. Any other poll can either be taken immediately at the meeting or within 30 days and at a place decided on by the chairman. No notice is required for a poll which is not taken immediately.

66 The chairman's casting vote

If the votes are equal, either on a show of hands or a poll, the chairman of the meeting is entitled to a further, casting vote. This is in addition to any other votes which he may have as a shareholder, or a proxy.

67 The effect of a declaration by the chairman

The following applies when there is a vote by a show of hands, and no poll is demanded, or any demand for a poll is withdrawn. Any of the following declarations by the chairman of the meeting which is entered in the minute book is conclusive proof that:

- a resolution has been carried;
- a resolution has been carried unanimously;
- a resolution has been carried by a particular majority;
- a resolution has been lost; or
- a resolution has been lost by a particular majority.

There is no need to prove the number, or proportion, of votes recorded for or against a resolution.

VOTING RIGHTS

68 The votes of shareholders

When a shareholder is entitled to attend a meeting and vote, he has only one vote on a show of hands. A proxy cannot vote on a show of hands. Where there is a poll, a shareholder who is entitled to be present and to vote has one vote for every share which he holds. This is subject to any special rights or restrictions which are given to any class of shares by, or in accordance with, the Articles.

69 Shareholders who owe money to the Company

Unless the Articles say otherwise, the only people who can attend or vote at General Meetings are shareholders who have paid the Company all calls, and all other sums relating to their shares which are due at the time of the meeting. This applies both to attending a meeting personally and to appointing a proxy.

70 Failure to comply with a notice under Section 212 of the Companies Act

70.1 This Article applies if any shareholder, or any person appearing to be interested in shares held by such holder, has been properly served with a notice under Section 212 of the Companies Act, requiring information about interests in shares, and has failed for a period of 14 days to supply to the Company the information required by that notice. Then (unless the Directors otherwise decide) the shareholder is not (for so long as the failure continues) entitled to attend or vote either personally or by proxy at a shareholders' meeting or to exercise any other right in relation to shareholders' meetings as holder of:

- the shares in relation to which the default occurred (called default shares);
- any further shares which are issued in respect of default shares; and
- any other shares held by the shareholder holding the default shares.

70.2 Any person who acquires shares subject to restrictions under Article 70.1 is subject to the same restrictions, unless:

- the transfer was an approved transfer (see Article 70.8);
- the transfer was by a shareholder who was not himself in default in supplying the information required by the notice under Article 70.1 and a certificate in accordance with Article 70.3 is provided.

70.3 Where the default shares represent 0.25 per cent. of more of the existing shares of a class, the Directors can in their absolute discretion by notice (a 'direction notice') to the shareholder direct that:

- any dividend or part of a dividend or other money which would otherwise be payable on the default shares shall be retained by the Company (without any liability to pay interest when such money is finally paid to the shareholder); and/or
- the shareholder shall not be entitled to elect to receive shares in place of dividends withheld; and/or
- no transfer of any of the shares held by the shareholder shall be registered unless:
- either the transfer is an approved transfer (see Article 70.8);
- or the shareholder is not himself in default as regards supplying the information required; and (in this case)
- the transfer is of part only of his holding; and
- when presented for registration, the transfer is accompanied by a certificate by the shareholder. Such certificate must be in a form satisfactory to the Directors and state that after due and careful enquiry the shareholder is satisfied that none of the shares included in the transfer are default shares.

70.4 The Company must send a copy of the direction notice to each other person who appears to be interested in the shares covered by the notice, but if it fails to do so, this does not invalidate the direction notice.

70.5 A direction notice has the effect which it states while the default resulting in the notice continues. It then ceases to apply when the Directors decide (which they must do within one week of the default being cured). The Company must give the shareholder immediate written notice of the Directors' decision.

70.6 A direction notice also ceases to apply to any shares which are transferred by a shareholder in a transfer which would be permitted under Article 70.3 even where a direction notice restricts transfers.

70.7 For the purposes of this Article a person is treated as appearing to be interested in any shares if the shareholder holding such shares has been served with a notice under Section 212 of the Companies Act and:

- the shareholder has named such person as being so interested; or
- (after taking into account the response of the shareholder to such notice and any other relevant information) the Company knows or has reasonable cause to believe that the person in question is or may be interested in the shares.

70.8 For the purposes of this Article a transfer of shares is an approved transfer if:

- it is a transfer of shares to an offeror under an acceptance of a takeover offer (as defined in Section 428 of the Companies Act); or
- the Directors are satisfied that the transfer is made pursuant to a bona fide sale of the whole of the beneficial ownership of the shares to a party unconnected with the shareholder or with any person appearing to be interested in the shares. This includes such a sale made through the London Stock Exchange or any other stock exchange outside the United Kingdom on which the Company's shares are normally traded. For this purpose any associate (as that term is defined in Section 435 of the Insolvency Act 1986) is included amongst the persons who are connected with the shareholder or any person appearing to be interested in the shares.
- This Article does not restrict in any way the provisions of the Companies Act which apply to failures to comply with notices under Section 212 of that Act.

71 Votes of shareholders who are of unsound mind

This Article applies where:

- a shareholder is of unsound mind; and
- a court which claims jurisdiction to protect people who are unable to manage their own affairs has made an order about the shareholder.

The person or people appointed to act for the shareholder can vote for the shareholder and exercise other rights at General Meetings. This includes appointing a proxy, voting on a show of hands, and voting on a poll. However, it only applies if any evidence which the Directors may require of their authority to do these things is delivered to the office where the Register is kept at least 48 hours before the relevant meeting (or adjourned meeting).

72 The votes of joint holders

This Article applies to a share held by joint shareholders. If more than one of the joint shareholders votes, the only vote which will count is the vote of the person whose name is listed before the other voters on the Register for the share.

73 Completing proxy forms

73.1 A proxy form can be in any usual form, or in any other form which the Directors approve. The Directors may, if they think fit (subject to the provisions of the Companies Act), send out with the notice of any meeting proxy forms for use at the meeting. To the extent permitted by Statute and the Stock Exchange and if so requested or authorised by or on behalf of a shareholder, the Directors may decide to deliver, send or make available a proxy form to a shareholder electronically or by some other data transmission process. The proxy forms will be deemed to confer authority to vote on any amendment of a resolution put to the meeting for which it is given as the proxy thinks fit, as well as on any procedural motions.

73.2 A proxy form given by an individual must be signed by the shareholder appointing the proxy, or by an attorney who has been properly appointed in writing. If a proxy is appointed by a company, the form should be either sealed with the company's seal or signed by an officer or an attorney who is properly authorised to act on behalf of the company. Signatures need not be witnessed.

73.3 A proxy need not be a shareholder.

73A To the extent permitted by Statute and the Stock Exchange, the Directors may decide to accept proxy forms delivered electronically or by any other data transmission process subject to any limitations, restrictions or conditions the Directors may decide and Article 73 does not apply to proxy forms delivered in such a manner. Notwithstanding the foregoing, the Directors, the Secretary or such other person authorised for the purpose by the Directors may require such evidence as they think appropriate as to the validity and effectiveness of the proxy form.

74 Delivering proxy forms

74.1 A proxy form must be delivered to the place stated in the notice of meeting, or in the proxy form, or, if no place is stated, to the office where the Register is kept or must be sent electronically or by any other data transmission process pursuant to Article 73A, if the Directors so decide It must be delivered at least:

- 48 hours before a meeting, or an adjourned meeting: or
- 48 hours before a poll is taken, if the poll is not taken on the same day as the meeting or adjourned meeting.

74.2 If a proxy form is signed by an attorney, the power of attorney or other authority relied on to sign it, or a copy which has been certified by a notary, or an office copy, must be delivered with the proxy form, unless the power of attorney has already been registered with the Company.

74.3 If Article 74 is not complied with, the proxy will not be able to act for the person who appointed him.

74.4 If a proxy form which relates to several meetings has been properly delivered for one meeting, or adjourned meeting, it does not need to be delivered again for any later meeting which the proxy form covers.

75 Revocation of proxies

Any vote cast in the way a proxy form authorises, or any demand for a poll made by a proxy, will be valid even though:

- the person who appointed the proxy has died or is of unsound mind;
- the proxy form has been revoked; or
- the authority of the person who has signed the proxy form for the shareholder has been revoked.

However, this does not apply if written notice of the fact has been received at the office where the Register is kept at least one hour before:

- the meeting or adjourned meeting starts; or
- the time fixed to take a poll on a later day

when the proxy form is used.

76 Proxies speaking at meetings

A proxy may not speak at a meeting (except to demand a poll) without the permission of the chairman.

77 Representatives of companies

77.1 A company which is a shareholder can authorise any person to act as its representative at any meeting. This person is called a company representative. The directors of that company must pass a resolution to appoint the company representative. If the governing body of that company is not a board of directors, the resolution can be passed by its governing body. A company representative can exercise all the powers on behalf of the company which the company could exercise if it were an individual shareholder present at the meeting in person. This includes the power to vote on a show of hands when the company representative is personally present at a meeting. As long as Alliance & Leicester ShareSafe Limited holds shares as nominee for other people that company may appoint any or all of those other people as its corporate representatives and each of those other people shall be able to act as company representative in respect of the number of shares which are held for it as nominee by that company.

77.2 The Directors can require evidence of the authority of a company representative.

77.3 Any vote cast by a company representative, and any demand by him for a poll, is valid even though he is, for any reason, no longer authorised to represent the company. However, this does not apply if written notice of the fact that he is no longer authorised has been received at the office where the Register is kept before the deadline which applies to notice of revocation of proxies under Article 75.

78 Challenging votes

Any objection to the right of any person to vote must be made at the meeting (or adjourned meeting) at which the vote is cast. If a vote is not disallowed at a meeting, it is valid for all purposes. Any objection must be raised with the chairman of the meeting. His decision is final.

DIRECTORS

79 The number of Directors

There must be at least 7 Directors, and not more than 24. But the shareholders can vary this maximum and/or minimum by passing an Ordinary Resolution.

80 Qualification to be a Director

A Director needs to have shareholding in the Company of 250 shares. The Directors of the Company at the date of adoption of these Articles will acquire those shares within 2 months from the Vesting Date.

81 Directors' fees and expenses

81.1 The total of the fees paid to all of the Directors' must not exceed:

- £750,000 a year; or
- any higher sum decided on by an Ordinary Resolution at a General Meeting.

81.2 Unless an Ordinary Resolution is passed saying otherwise, the fees will be divided between some or all of the Directors in the way that they decide. If they fail to decide, the fees will be shared equally by the Directors, except that any Director holding office as a Director for only part of the period covered by the fee is only entitled to a pro rata share covering that broken period.

82 Special Pay

82.1 The Directors can award special pay to any Director who:

- holds any executive post;
- acts as Chairman or Deputy Chairman;
- serves on any committee of the Directors; or

- performs any other services which the Directors consider to extend beyond the ordinary duties of a Director.

82.2 Special pay can take the form of salary, commission or other benefits or can be paid in some other way.

83 Directors' expenses

The Directors can also repay to a Director all reasonable expenses incurred:

- to attend and return from General Meetings;
- to attend and return from Directors' meetings;
- to attend and return from meetings of committees of the Directors;
- to attend and return from any other meeting which as a Director he is entitled to attend;

  or

- in other ways in connection with the Company's business.

84 Directors' pensions and other benefits

84.1 It is entirely for the Directors to decide whether to award:

- pensions;
- annual payments;
- gratuities; or
- other allowances or benefits

to any people who are, or who were, Directors of the Company, Alliance & Leicester Building Society or any subsidiary of the Company or Alliance & Leicester Building Society and to their relatives, connections or dependants. The Directors can decide to contribute to any scheme or fund or to pay premiums to a third party for these purposes.

84.2 No Director or former Director shall be accountable to the Company or the members for any benefit provided pursuant to this Article and the receipt of any benefit of this kind will not disqualify anybody from being or becoming a Director of the Company.

85 Appointing Directors to various posts

85.1 The Directors can appoint any Director as Chairman, or a Deputy Chairman, or to any executive position they decide on. So far as the legislation allows, they can decide on how long these appointments will be for, and on their terms. They can also vary or end such appointments.

85.2 A Director will automatically stop being Chairman, Deputy Chairman, or Group Chief Executive if he is not longer a Director. Other executive appointments will only stop if the contract or resolution appointing the Director to a post says so. If an executive appointment ends by virtue of this Article, this does not prejudice any claim for breach of contract against the Company which may otherwise apply.

85.3 The Directors can give a Director appointed to an executive post any of the powers which they jointly have as Directors. These powers can be given on terms and conditions decided on by the Directors either in parallel with, or in place of, the powers of the Directors acting jointly. The Directors can change the basis on which such powers are given or withdraw such powers from the executive.

CHANGING DIRECTORS

86 Age limit

86.1 No Director may be appointed if he is already 70 years old. A Director will resign at the end of the Annual General Meeting following his 70th birthday, although any act done by a Director who is over 70 is still valid.

86.2 However, a Director of any age may be appointed by the Company in general meeting. For this to occur, special notice is needed of the resolution appointing the Director and the notice of the resolution must state the age of the prospective Director.

86.3 A Director appointed in place of a Director retiring by virtue of Article 86.1 will be treated as if he had become a Director on the day on which the retiring Director was last appointed before his retirement.

87 Retiring by rotation

At every Annual General Meeting one-third of the current Directors must retire as Directors. If one-third is not a whole number, the number of Directors to retire is the number which is nearest to but smaller than, one-third. In any event, at any Annual General Meeting a Director shall retire by rotation if he/she held office as a Director at the two immediately preceding Annual General Meetings and did not retire at either of those meetings. See also Article 92.1 and Article 93.2.

88 Selecting the Directors to retire by rotation

88.1 This Article states which Directors must retire at an Annual General Meeting under Article 87:

- First, any Director who wants to retire at the meeting, and who does not want to be re-elected.
- Secondly, those Directors who have been Directors longest since they were last elected. If there are Directors who were last elected on the same date, they can agree on who is to retire. If they do not agree, they must draw lots to decide.

88.2 The Directors to retire will be determined by the Directors at the start of business on the date of the notice convening the annual general meeting and no Director will have to retire because of any change in the number or the identity of the Directors after that time on the date of the notice but before the close of the meeting.

89 Re-electing a Director who is retiring

89.1 At the General Meeting at which a Director retires the shareholders can pass an Ordinary Resolution to re-elect the Director or to elect some other eligible person in his place. If such an Ordinary Resolution is not passed, the retiring Director is automatically re-elected unless:

- the meeting expressly resolves not to appoint a Director to fill the vacancy;
- the Director has told the Company in writing that he does not wish to be re-elected;
- the Ordinary Resolution is not passed because Article 90 is breached; or
- a resolution to re-appoint the Director is lost.

89.2 A Director retiring at a General Meeting retires at the end of that meeting or (if earlier) when a resolution is passed to appoint someone in his place or when a resolution to re-appoint him as a Director is lost. Where a retiring Director is re-elected (or treated as re-elected under Article 89.1) he continues as a Director without a break.

90 Election of two or more Directors

A single resolution for the election of two or more Directors is void unless the putting of the resolution in this form has been approved by an earlier procedural vote taken at the General Meeting, with no votes cast against.

91 People who can be Directors

Only the following people can be elected as Directors at a General Meeting:

- A Director who is retiring at the meeting.
- A person who is recommended by the Directors.
- A person who has been proposed in the following way. A shareholder who is entitled to attend and vote at the meeting (other than the proposed Director) must deliver a written notice to the Registered Office saying that he intends to propose the person for election. This notice must be delivered at least seven days before the meeting, but not more than 42 days before. (This period includes the date on which the notice is given.) The person to be proposed must confirm in writing that he is willing to be elected, and his confirmation must be included with the notice.

92 The power to fill vacancies and appoint extra Directors

92.1 The Directors can appoint any person as an extra director, or as a replacement for another Director. Any Director appointed in this way must retire at the first Annual General Meeting after his appointment. At this Annual General Meeting he can be elected by the shareholders as a Director. A Director who retires in this way is not taken into account in deciding which and how many Directors should retire by rotation at the Annual General Meeting (see Article 87).

92.2 At a General Meeting the shareholders can also pass an Ordinary Resolution to fill a vacancy where a Director has ceased to be a Director in some other way, or to appoint an extra Director.

93 Removing and appointing Directors by Ordinary Resolution

93.1 The shareholders can pass an Ordinary Resolution to remove a Director, even though his time in office has not ended. This applies despite anything else said in the Articles, or in any agreement between the Company and any Director. Special Notice of the resolution must be given to the Company as required by the legislation. But if a Director is removed in this way, it will not affect any claim which he may have for damages for breach of any contract of service he may have.

93.2 The shareholders can pass an Ordinary Resolution to appoint a person to replace a Director who has been removed in this way. A person appointed under this Article to replace a Director who has been removed retires by rotation under Article 87 when the Director he replaces would have been due to retire. If no Director is appointed under this Article, the vacancy can be filled under Article 92.

94. When Directors are disqualified

Any Director automatically ceases to be a Director in any of the following circumstances:

- If a bankruptcy order is made against him.
- If he makes any arrangement or composition with his creditors or applies for an interim order under Section 253 of the Insolvency Act 1986 in connection with a voluntary arrangement under that Act.
- If he becomes of unsound mind.
- If he has missed Directors' meetings for a continuous period of six months, without permission from the Directors, and the Directors pass a resolution stating that he has ceased to be a Director.
- If he is prohibited from being a Director under the legislation.

- If he gives the Company a letter of resignation or resigns under Seal.
- If at least 75 per cent. of the Directors pass a resolution, or sign a notice, requiring the Director to resign. He will cease to be a Director when the notice is served on him. But if a Director is removed in this way this is an act of the Company which does not affect any claim for damages for breach of any contract of service which he may have.
- If, except with the unanimous consent of the other Directors, he fails to have the shareholding in the Company required by Article 80.

DIRECTORS' MEETINGS

95 Directors' meetings

The Directors can decide when to have meetings and how they shall be conducted, and on the quorum. They can also adjourn their meetings.

96 Who can call Director' meetings

A meeting can be called by the Chairman or a Deputy Chairman. The Company Secretary must also call a meeting if two or more Directors request a meeting.

97 How Directors' meetings are called

Meetings are called by serving a notice on all the Directors. But a Director who is out of the United Kingdom or the Republic of Ireland is not entitled to be given notice of any Directors' meeting. Any Director can waive notice of any meeting, including one which has already taken place.

98 Quorum

If no other quorum is fixed, two Directors are a quorum. A meeting at which a quorum is present can exercise all the powers and discretions of the Directors.

99 The chairman of Directors' meetings

The Directors can elect any Director as Chairman or as one or more Deputy Chairmen for such periods as the Directors decide. If the Chairman is at a meeting, he will chair it. In his absence the chair will be taken by a Deputy Chairman, if one is present. If more than one Deputy Chairman is present, the most senior Deputy Chairman will take the chair, unless the Directors decide otherwise. If there is no Chairman or Deputy Chairman present within five minutes of the time when the meeting is due to start, the Directors who are present can choose which one of them will be the chairman of the meeting.

100 Voting at Directors' meetings

Matters for the decision which arise at a Directors' meeting will be decided by a majority vote. If votes are equal, the chairman of the meeting has a second, casting vote.

101 Directors can act even if there are vacancies

The Directors can continue to act even if one or more of them ceases to be a Director. But if the number of Directors falls below the minimum which applies under Article 79 (including any variation of such minimum approved by an Ordinary Resolution of shareholders), the remaining Director(s) shall, as soon as is convenient:

- either appoint further Directors to make up the shortfall; or
- convene a General Meeting for the sole purpose of appointing extra Directors but not for any other purpose.

If no Director or Directors are willing or able to act under this Article, any two shareholders can call a General Meeting to appoint extra Directors.

102 Telephone Meetings

Any or all of the Directors, or members of a committee, can take part in a meeting of the Directors or of a committee:

- by way of a conference telephone, or similar equipment, designed to allow everybody to take part in the meeting; or

- by a series of telephone calls from the chairman of the meeting.

Taking part in this way will be counted as being present at the meeting. A meeting which takes place by a series of calls from the chairman will be treated as taking place where the chairman is calling from. Otherwise meetings will be treated as taking place where most of the participants are.

103 Resolution in writing

This Article applies to a written resolution which is signed by all of the Directors who are in the United Kingdom at the time and who would be entitled to vote on the resolution at a Directors' meeting. This kind of resolution is just as valid and effective as a resolution passed by those Directors at a meeting which is properly called and held. The resolution can be passed using several copies of a document, if each document is signed by one or more Directors. These copies can be fax copies.

104 The validity of Directors' actions

Everything which is done by any Directors' meeting, or by a committee of the Directors, or by a person acting as a Director, or as a member of a committee, will be valid even though it is discovered later that any Director, or person acting as Director, was not properly appointed. This also applies if it is discovered later that anyone was disqualified from being a Director, or had ceased to be a Director, or was not entitled to vote. In any of these cases in favour of anyone dealing with the Company in good faith anything done will be as valid as if there was no defect or irregularity of the kind referred to in this Article.

DIRECTORS' INTERESTS

105 Directors' interests in transactions with the Company

105.1 If the legislation allows and he has disclosed the nature and extent of his interest to the Directors, a Director can:

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving the Company;

- have any kind of interest in any existing or proposed contract, transaction or arrangement with or involving another company in which the Company has some interest;

- alone (or through some firm with which he is associated) do paid professional work for the Company (other than as Auditor).

105.2 A Director does not have to hand over to the Company any benefit he receives as a result of anything allowed under Article 105.1

106 When Directors can vote on things which they are interested in

106.1 Unless the Articles say otherwise, a Director cannot cast a vote on any contract, arrangement or any other kind of proposal in which he has an interest, and which he knows is material. For this purpose, interests of a person who is connected with a Director under Section 346 of the Companies Act are added to the interests of the Director himself. Interests purely as a result of an interest in the Company's shares, debentures or other securities are disregarded. A Director may not be included in the quorum of a meeting in relation to any resolution he is not allowed to vote on.

106.2 But a Director can vote, and be counted in the quorum, on any resolution about any of the following things, as long as the only material interest he has in it is included in the following list:

- A resolution about giving him, or any other person, any security, or any indemnity, for any money which he, or that other person, has lent at the request of, or for the benefit of the Company, or any of its subsidiaries;

- A resolution about giving him, or any other person, any security, or any indemnity, for any liability which he, or that other person, has incurred at the request of, or for the benefit of, the Company, or any of its subsidiaries;

- A resolution about giving any security, or any indemnity, to any other person for a debt or obligation which is owed by the Company, or any of its subsidiaries, to that other person, if the Director has take responsibility for some or all of that debt or obligation. The Director can take this responsibility by giving a guarantee, indemnity or security;

- A resolution about any proposal relating to an offer of any shares or debentures, or other securities, for subscription or purchase by the Company, or any of its subsidiaries, if the Director takes part because he is a holder of shares, debentures or other securities, or if he takes part on the underwriting or sub-underwriting of the offer;

- A resolution about any proposal involving any other company if the Director (together with any person connected with the Director under Section 346 of the Companies Act), has a direct or indirect interest of any kind (including an interest by holding any position in that company, or by being a shareholder of that company). But this does not apply if he knows that he, and any persons connected with him, hold an interest in shares (as defined for sections 198 to 211 of the Companies Act) representing 1 per cent. of more of:

    - any class of equity share capital; or

    - the voting rights in any such company.

Any of these interests of 1 per cent. or more are treated for the purposes of this Article as being material interests;

- Any arrangement for the benefit of employees of the Company, or any of its subsidiaries, which only gives him benefits which are also generally given to the employees to whom the arrangement relates; or

- A resolution about any proposal relating to any insurance which the Company can buy and renew for the benefit of Directors, or of a group of people which includes Directors.

106.3 Article 106.3 applies if the Directors are considering proposals about appointing two or more Directors to positions with the Company or any company which the Company is interested in. It also applies if the Directors are considering setting or changing the terms of the appointment. These proposals can be split up to deal with each Director separately. If this is done, each Director can vote and be included in the quorum for each resolution, except the one concerning him. But he cannot vote if the resolution relates to appointing him to a company which the Company is interested in if he has an interest of 1 per cent. or more in that company in the way described in Article 106.2.

106.4 If any question comes up at a meeting about whether a Director has a material interest, or whether he can vote, and the Director does not agree to abstain from voting on the issue, the question shall be referred to the chairman of the meeting. The chairman's ruling about any other Director is final and conclusive, unless the kind and extent of the Director's interests have not been fairly disclosed to the Directors.

107 More about Directors' interests

For the purpose of Articles 105 and 106:

- a general notice given to the Directors that a Director has an interest of the kind stated in the notice in any contract, transaction or arrangement involving any company or person identified in the notice is treated as a standing disclosure that the Director has such interest;
- interests which are unknown to the Director and which it is unreasonable to expect him to know about are ignored.

DIRECTORS' COMMITTEES

108 Delegating powers to committees

108.1 The Directors can delegate any of their powers, or discretions, to committees of one or more Directors. This includes powers or discretion's relating to Directors' pay or giving benefits to Directors. If the Directors have delegated any power or discretion to a committee, any references in these Articles to using that power or discretion include its use by the committee. Any committee must comply with any regulations laid down by the Directors. These regulations can require or allow people who are not Directors to be co-opted onto the committee, and can give voting rights to co-opted members.

108.2 Unless the Directors decide not to allow this, a committee can sub-delegate powers and discretions to sub-committees. References in these Articles to committees include sub-committee permitted under this Article.

109 Committee procedure

If a committee includes two or more Directors, the Articles which regulate Directors' meetings and their procedure will also apply to committee meetings (if they can apply to committee meetings), unless these are inconsistent with any regulations for the committee which have been laid down under Article 108.

DIRECTORS' POWERS

110 The Directors' management powers

110.1 The Directors shall manage the Company's business. They can use all the Company's powers. But this does not apply where the Articles, or the legislation, say that powers can only be used by the shareholders voting to do so at a General Meeting. The general management powers under this Article are not limited in any way by specific powers given to the Directors by other Articles.

110.2 The Directors are, however, subject to:

- the provisions of the legislation;
- the requirements of these Articles; and
- any regulations laid down by the shareholders by passing a Special Resolution at a General Meeting.

However, if the shareholders lay down any regulation relating to something which the Directors have already done which was within their powers, such regulations cannot invalidate the Directors' previous action.

111 The power to establish executive and local boards and so on

111.1 The Directors can set up executive boards, local boards or agencies to manage any of the Company's business. These can be either in or outside the United Kingdom. The Directors can appoint, remove and reappoint anybody to be:

- members of any local board or executive board; or
- managers or agents of the Company.

These people need not be Directors. The Directors can:

- decide on their pay;
- delegate any of their authority, powers or discretions to :
- any executive board or local board, or
- any manager, or agent of the Company.
- allow executive boards, local boards, managers or agents to delegate to another person;
- allow the members of executive boards and local boards to fill any vacancies on their boards;
- allow executive boards and local boards to continue to act even though there are vacancies on their boards;
- remove any people they have appointed in any of these ways; and
- cancel or change anything that they have delegated, although this will not affect anybody who acts in good faith who has not had any notice of any cancellation or variation.

Any appointment or delegation by the Directors which is referred to in this Article can be on any terms and conditions decided on by the Directors.

111.2 The Directors may appoint anybody to a job with a title including the word "director", or give an existing employee the title of "director". The Directors may also choose to change the job title to exclude the word "director". If the word "director" is included in the title of any job, this does not mean that the person with the job title is a director for the purposes of the Companies Act or these Articles.

112 The power to appoint attorneys

112.1 The Directors can appoint anyone (including the members of a group which changes over time) as the Company's attorneys by granting a power of attorney or by authorising them in some other way. The attorneys can either be appointed directly by the Directors, or the Directors can give someone else the power to select attorneys. The Directors can decide on the purposes, powers, authorities and discretions of attorneys. But they cannot give an attorney any power, authority or discretion which the Directors do not have under these Articles.

112.2 The Directors can decide how long a power of attorney will last for, and they can attach any conditions to it. The power of attorney can also include any provisions which the Directors decide on for the protection and convenience of anybody dealing with the attorney. The power of attorney can also allow the attorney to grant any or all of his power, authority or discretion to any other person.

113 Signature on cheques etc.

All cheques, promissory notes, drafts, bills of exchange, and other negotiable or transferable instruments, and all receipts for money paid to the Company, can by signed, drawn, accepted, endorsed, or made legally effective, in such manner as the Directors decide by passing a resolution.

114 Borrowing powers

So far as the legislation allows, the Directors may exercise all the powers of the Company:

- to borrow money;
- to mortgage or charge all or any of the Company's undertaking, property (present and future) and uncalled capital;
- to issue debentures and other securities; and

- to give security either outright or as collateral security for any debt, liability or obligation of the Company or of any third party.

ALTERNATE DIRECTORS

115 Alternate Directors

115.1 Any Director may appoint any person (including another Director) to act in his place (called an alternate Director). Such appointment requires the approval of the Directors, unless previously approved by the Directors or unless the appointee is another Director. A Director appoints an alternate Director by delivering a signed appointment to the Registered Office or by tabling it at a meeting of the Directors.

115.2 The appointment of an alternate Director ends on the happening of any event which, if he were a Director, would cause him to vacate such office. It also ends if his appointor ceases to be a Director, unless that Director retires at a General Meeting at which he is re-elected again. A Director can also remove his alternate by a written notice delivered to the Registered Office or tabled at a meeting of the Directors.

115.3 An alternative Director is entitled to receive notices of meetings of the Directors, except when absent from the United Kingdom. He is entitled to attend and vote as a Director at any such meeting at which the Director appointing him is not personally present and generally at such meeting to perform all functions of his appointor as a Director. The provisions of the Articles regulating the meeting apply as if he (instead of his appointor) were a Director. If he is himself a Director or attends any such meeting as an alternate for more than one Director, he can vote cumulatively for himself and for each other Director he represents but he may not be counted more than once for the purposes of the quorum. If his appointor is absent from the United Kingdom or temporarily unable to act through ill health or disability his signature to any resolution in writing of the Directors is as effective as the signature of his appointor. If the Directors decide to allow this, Article 115.3 also applies in a similar fashion to any meeting of a committee of which his appointor is a member. Except as said in this Article, an alternate Director:

- does not have power to act as a Director;
- is not deemed to be a Director for the purposes of the Articles; and

is not deemed to be the agent of his appointor.

115.4 An alternate Director is entitled to contract and be interested in and benefit from contracts or arrangements or transactions and to be repaid expenses and to be indemnified to the same extent as if he were a Director. However, he is not entitled to receive from the Company as alternate Director any pay, except only such part (if any) of the pay otherwise payable to his appointor as such appointor may tell the Company in writing to pay to his alternate.

THE COMPANY SECRETARY

116 The Company Secretary

116.1 The Company Secretary is appointed by the Directors. The Directors decide on the terms and period of his appointment. The Directors may also remove the Company Secretary, but this does not affect any claim for damages against the Company for breach of any contract of employment he may have. The Directors may appoint two or more people to be joint Company Secretaries.

116.2 The Directors can appoint one or more people to be Deputy or Assistant Company Secretary. The Directors decide on their terms and period of employment. The Directors may also remove any Deputy or Assistant Company Secretary, but this does not affect any claim for damages against the Company for breach of any contract of service he may have. Anything which the Articles require, or allow, to be done by the Company Secretary can also be done by any Deputy or Assistant Company Secretary.

THE SEAL

117 The Seal

117.1 The Directors are responsible for arranging for the Seal and any Securities Seal to be kept safely. The Seal and any Securities Seal can only be used with the authority of the Directors or of a committee authorised by the Directors. The Securities Seal can be used only for sealing securities issued by the Company and documents creating or evidencing securities issued by it.

117.2 Every document which is sealed using the Seal or the Securities Seal (other than a certificate for any securities issued by the Company – see Article 17) must be signed personally by one Director and the Secretary or by two Directors or by a person duly authorised by the Directors. If the signatures are printed, rather than actually signed, the document will still be deemed to be signed, so that provided the seal is attached, unless the board decides otherwise or the law requires otherwise, there is no need for an actual signature.

117.3 The Directors can use all the powers given by the legislation relating to official seals for use abroad.

117.4 Any document signed by one Director and the Secretary or by two Directors and expressed to be entered into by the Company shall have the same effect as if it had been made effective by using the Seal. However no document which states that it is intended to have effect as a deed shall be signed in this way without the authority of the Directors or of a committee authorised by the Directors.

AUTHENTICATING DOCUMENTS

118 Establishing that documents are genuine

118.1 Any Director, or the Company Secretary, has power to authenticate any of the following things, and to certify copies or extracts from them as true copies or extracts:

- any documents relating to the Company's constitution;
- any resolutions passed by the shareholders, or by the Directors or by a committee of the Directors; and
- any books, documents, records or accounts which relate to the Company's business.

118.2 The Directors can also give this power to others. When any books, documents, records and accounts are not kept at the Registered Office, the officer of the Company who holds them is treated as a person who has been authorised by the Directors to authenticate any of them, and to provide certified copies or extracts from them.

118.3 Article 118.3 applies to a document which appears to be a copy of a resolution or an extract from the minutes of any meeting, and which is certified as a copy or extract as described in Article 118.1 or 118.2. This document is conclusive evidence for anyone who deals with the Company on the strength of the document that:

- the resolution has been properly passed; or
- the extract is a true and accurate record of the proceedings of a valid meeting.

RESERVES

119 Setting up reserves

The Directors can set aside any profits of the Company and hold them in a reserve. The Directors can decide to use these sums for any purpose for which the profits of the Company can lawfully be used. Sums held in a reserve can either be employed in the business of the Company or be invested. The Directors can divide the reserve into separate funds for special purposes and alter the funds into which the reserve is divided. The Directors can also carry forward any profits without holding them in a reserve. The Directors must comply with the restriction under the legislation which relate to reserve funds.

120 Assets bought as from a past date

This Article applies if the legislation allows this and the Directors decide to deal with profits, losses, dividends or interest as the Article allows. Where any asset, business or property is bought by the Company as from a past date, any of the profits and profits and losses can be added to the Company's revenue account and treated for all purposes as profits or losses of the Company. Similarly, where shares or securities are purchased with any dividend or interest, any such dividend or interest can be treated as revenue, rather than being treated as a capital item.

DIVIDENDS

121 Final dividends

The Company's shareholders can declare dividends by passing an Ordinary Resolution. No such dividend can exceed the amount recommended by the Directors.

122 Fixed and Interim dividends

122.1 If the Directors consider that the profits of the Company justify such payments, they can:

- pay the fixed dividends on any class of shares carrying a fixed dividend on the dates prescribed for the payment of such dividends; and
- pay interim dividends on shares of any class of such amounts and on such dates and for such periods as they decide.

122.2 If the Directors act in good faith, they are not liable to the holders of any shares for any loss they may suffer because a lawful dividend has been paid under this Article on other shares which rank equally with or behind their shares.

123 Distributions in kind

If the Directors recommend this, the Company's shareholders can pass an Ordinary Resolution to direct all or part of a dividend to be paid by distributing specific assets (and in particular of paid-up shares or debentures of any other company). The Directors must give effect to such resolution. Where any difficulty arises on such a distribution, the Directors can settle it as they decide. In particular, they can:

- issue fractional certificates;
- value assets for distribution purposes;
- pay cash of a similar value to adjust the rights of shareholders; and/or
- vest any assets in trustees for more than one shareholder.

124 No dividends are payable except out of profits

No dividend can be paid otherwise than out of profits available for distribution under the legislation. Any surplus over the book value derived from the sale or realisation of any capital asset and any other sums representing capital profits within the meaning of Section 265 of the Companies Act are not available for payment of dividends or any other distribution within the meaning of Section 263(2) of the Companies Act. This includes any growth in the value of, or other additions to, capital assets. It includes, in particular, any sums resulting from increasing the book values of capital assets.

125 Apportioning dividends

All dividends will be divided and paid in proportions based on the amounts which have been paid up on the shares during any of the period for which the dividend is paid. But if the terms of any share say that it will be entitled to a dividend as if it were a fully paid-up, or partly paid-up, share from a particular date (in the past or the future), it will be entitled to a dividend on this basis. This Article applies unless the rights attached to any shares, or the terms of the shares, say otherwise.

126 Deducting amounts owing from dividends and other money

If a shareholder owes any money for calls on shares, or money relating in any way to shares, the Directors can deduct any of this money from:

- any dividend on any shares held by the shareholder; or
- any other money payable by the Company in connection with the shares.

Money deducted in this way can be used to pay amounts owed to the Company in connection with the shares.

127 Payments to shareholders

127.1 Any dividend or other sum payable by the Company relating to a share may be paid by crediting any account which the holder, or in the case of joint holders, the holder whose name is listed first in the Register, has with the Company, whether in the sole name of that holder or the joint names of that holder and another person or persons, unless the Company has received a minimum of one month's notice in writing (to the extent permitted by Statute and the Stock Exchange, this notice can be given electronically or by any other data transmission process) from that holder or joint holders directing that payment be made in another manner permitted by this Article.

127.2 Any dividend or other money payable in cash relating to a share which is not credited to the shareholder's account with the Company in accordance with Article 127.1 can be paid by cheque or warrant payable to the shareholder who is entitled to it or to someone else named in a written instruction from the shareholder (or all joint shareholders). This instruction may likewise be sent electronically or by any other data transmission process. . A dividend can also be paid by inter-bank transfer to an account named in a written instruction from the person receiving the payment. Alternatively a dividend can be paid in some other way agreed between the shareholder (or all joint shareholders) and the Company.

127.3 For joint shareholders, or persons jointly and automatically entitled to shares by law, the Company can rely on a receipt for a dividend or other money paid on shares from any one such person.

127.4 Cheques and warrants are sent, and payment in any other way is made, at the risk of the people who are entitled to the money. The Company is treated as having paid a dividend if such a cheque or warrant is cleared.

127.5 Unless the rights attached to any shares, or the terms of any shares, or the Articles say otherwise, a dividend, or any other money payable in respect of a share, can be paid in whatever currency the Directors decide.

127.6 No dividend or other sum payable by the Company on or in respect of its shares carries a right to interest from the Company.

127.7 Dividends payable in respect of shares acquired by members by virtue of the transfer of the business of Alliance & Leicester Building Society to the Company pursuant to the Transfer Agreement, from whom registration details satisfactory to the Company have not been received by the Company, will be paid into a separate account in the name of the Company and shall not be paid to members unless and until the Company has received such details from them (subject, in the case of such receipt, to Article 129). No trust will be created in relation to the amount from time to time standing to the credit of this account and no interest will be payable in respect of it and the Company will not be required to account for any moneys earned in this way, which may be employed in the business of the Company or as it thinks fit.

128 Record dates for payments and other matters

128.1 Any dividend on any shares can be paid to the registered holder or holders of the shares, at the close of business on a particular day stated in the resolution passed for payment of the dividend. It will be based on the number of shares registered on that day. This Article applies whether what is being done is the result of a resolution of the Directors or a resolution passed at a General Meeting. The date can be before any relevant resolution was passed. This Article does not affect the rights between past and present shareholders to payments or other benefits.

128.2 The Company may cease to send any cheque, warrant or order by post for any dividend on any shares which is normally paid in that manner if in respect of at least two consecutive dividends payable on those shares the cheque, warrant or order has been returned undelivered or remains uncashed but, subject to the provisions of these Articles, will recommence sending cheques, warrants or orders in respect of the dividends payable on those shares if the holder or person entitled by transmission claims the arrears of dividend and does not instruct the Company to pay future dividends in some other way.

129 Dividends which are not claimed

129.1 The Directors can invest any dividends which have not been claimed in the 12 months after the Directors have announced the dividend, until the dividends are claimed. Or the Directors can use them in any other way for the Company's benefit until they are claimed. The Company will not be a trustee of the money. If a dividend has not been claimed for 12 years after being announced, it will be forfeited and go back to Company.

130 Waiver of dividends

All or any dividend can be waived by means of a document on which the Company acts. The document must be signed by the shareholder (or the person automatically entitled to the shares by law) and delivered to the Company. The document need not be in the form of a deed.

CAPITALISING RESERVES

131 Capitalising reserves

131.1 The Company's shareholders can pass an Ordinary Resolution to change into capital any sum:

- which is part of any of the Company's reserves (including premiums received when any shares were issued, capital redemption reserves or other undistributable reserves); or
- which the Company is holding as net profits.

131.2 The Directors will use the sum which is changed into capital by setting it aside for the Ordinary Shareholders on the Register at the close of business on the day the resolution is passed (or another date stated in the resolution or fixed as stated in the resolution). The sum set aside must be used to pay up in full shares of the Company and allot such shares and distribute them to shareholders as bonus shares in proportion to their holdings of Ordinary Shares at the time. The shares can be Ordinary Shares or, if the rights of other existing shares allow this, shares of some other class.

131.3 If any difficulty arises in operating this Article, the Directors can resolve it in any way which they decide. For example they can deal with entitlements to fractions of a share. They can decide that the benefit of share fractions belongs to the Company or that share fractions are ignored or deal with fractions in some other way.

131.4 The Directors can appoint any person to sign any contract with the Company on behalf of those who are entitled to shares under the resolution. Such a contract is binding on all concerned.

SCRIP DIVIDENDS

132 Shareholders can be offered the right to receive extra shares instead of cash dividends

132.1 The Directors can offer Ordinary Shareholders the right to choose to receive extra Ordinary Shares, which are credited as fully paid up, instead of some or all of their cash dividend. Before they can do this, the Company's shareholders must have passed an Ordinary Resolution authorising the Directors to make this offer.

132.2 The Ordinary Resolution can apply to a particular dividend or dividends. Or it can apply to some or all of the dividends which may be declared or paid in the period up to and including the Annual General Meeting which is held in the fifth year after the Ordinary Resolution is passed.

132.3 The Directors can offer shareholders the right to request new shares instead of cash for:

- the next dividend; or
- all future dividends (if a share alternative is made available), until they tell the Company that they no longer wish to receive new shares.

The Directors can also allow shareholders to choose between these alternatives.

132.4 A shareholder is entitled to Ordinary Shares whose total relevant value is as near as possible to the cash dividend he would have received rounded down to the nearest number of whole shares. The relevant value of a share is the average value of the Company's Ordinary Shares for the five dealing days starting from, and including, the day when the shares are first quoted "ex dividend". This average value is worked out from the average middle market quotations for the Company's Ordinary Shares on the London Stock Exchange, as published in its Daily Official List.

132.5 After the Directors have decided to apply this Article to a dividend, they must notify eligible shareholders in writing of their right to opt for new shares. This notice should also say how, where and when shareholders must notify the Company if they wish to receive new shares. Where shareholders have already opted to receive new shares in place of all future dividends, if new shares are available, the Company will not notify them of a right to opt for new shares. Instead, the Company will remind them that they have already opted for new shares and tell them how to tell the Company if they wish to start receiving cash dividends again. To the extent permitted by Statute and the Stock Exchange and if so requested or authorised by or on behalf of the shareholder, the Directors may decide to deliver, send or make available such documents to a shareholder electronically or by any other data transmission process and to receive notifications from shareholders in electronic form.

132.6 No shareholders will receive a fraction of a share. The Directors can decide how to deal with any fraction left over. The Company can, if the Directors decide, have the benefit of these left over fractions.

132.7 The Directors can exclude or restrict the right to opt for new shares, or make any other arrangements where they decide that this is necessary or convenient to deal with any of the following legal or practical problems:

- problems relating to laws of any territory; or
- problems relating to the requirements of any recognised regulatory body or stock exchange in any territory

where special formalities would otherwise apply in connection with the offer of new shares.

132.8 So far as a shareholder opts to receive new shares, no dividend on the shares for which he has opted to receive new shares (which are called the elected shares), will be declared or payable. Instead, new Ordinary Shares will be allotted on the basis set out earlier in this Article. To do this the Directors will convert into capital the sum equal to the total nominal amount of the new Ordinary Shares to be allotted. They will use this sum to pay up in full the appropriate number of new Ordinary Shares. These will then be allotted and distributed to the holders of the elected shares as set out above. The sum to be converted into capital can be taken from any amount which is then in any reserve or fund (including the share premium account, any capital redemption reserve and the profit and loss account). Article 131 applies to this process, so far as it is consistent with this Article 132.

132.9 The new Ordinary Shares rank equally in all respects with the existing fully paid-up Ordinary Shares at the time when the new Ordinary Shares are allotted. But, they are not entitled to share in the dividend from which they arose and do not allow the holder to opt for new shares instead of that dividend.

132.10 The Directors can decide that new shares will not be available in place of any cash dividend. They can decide this at any time before new shares are allotted in place of such dividend, whether before or after shareholders have opted to receive new shares.

ACCOUNTS

133 Accounting and other records

133.1 The Directors shall make sure that proper accounting records that comply with the legislation are kept to record and explain the Company's transactions.

134 Location and inspection of records

134.1 The accounting records shall be kept:

- at the Registered Office; or
- at any other place which the legislation allows, and the Directors decide on.

134.2 The Company's officers always have the right to inspect the accounting records.

134.3 Anyone else (including a shareholder) does not have any right to inspect any books or papers of the Company unless:

- the legislation or a proper court order gives him that right; or
- the Directors authorise him to do so.

135 Sending copies of accounts and other documents

135.1 This Article applies to every balance sheet and profit and loss account to be laid before the Company's shareholder at a General Meeting with any other document which the law requires to be attached to these.

135.2 Copies of documents set out in Article 135.1 must be sent to the Company's shareholders and debenture holders and all other people to whom the Articles, or the legislation, require the Company to send them. This must done at least 21 days before the relevant General Meeting. To the extent permitted by Statute and the Stock Exchange and if so requested or authorised by the shareholder concerned, the Directors may decide to deliver, send or make available such documents to a shareholder electronically or by any other data transmission process. But the Company need not send these documents to:

- shareholders who are sent summary financial statements in accordance with the legislation;
- more than one joint holder of shares or debentures; or
- any person for whom the Company does not have a current address.

However shareholders or debenture holders who are not sent copies can receive a copy free of charge by applying to the Company at the Registered Office.

AUDITORS

136 Acts of Auditors

So far as the legislation allows, the actions of a person acting as an Auditor are valid in favour of someone dealing with the Company in good faith, even if there was some defect in the person's appointment or the person was at any time not qualified to act as an Auditor.

137 Auditors at General Meetings

An Auditor can attend any General Meeting. He can speak at General Meetings on any business which is relevant to him as Auditor.

NOTICES

138 Serving and delivering notices and other documents

138.1 The Company can serve or deliver any notice or other document, including a share certificate, on or to a shareholder:

- personally;
- by posting it in a letter (with postage paid) to the address recorded for him on the Register or
- to the extent permitted by Statute and the Stock Exchange and if so requested or authorised by a shareholder, the Company may serve any notice or document electronically or by any other data transmission process by sending it to such other electronic or other data transmission address notified for such purpose to the Company by the shareholder or by otherwise making it available electronically or by any other data transmission process.

However, Articles 138 to 143 do not affect any provision of the legislation requiring offers, notices or documents to be served in a particular way.

139 Notices to joint holders

When a notice or document is to be given to joint shareholders it shall be given to the joint shareholder who is listed first on the Register for the share or shares, but ignoring any joint shareholder without a United Kingdom address under Article 138 or Article 140. A notice given in this way is treated as given to all of the joint holders.

140 Notices for shareholders with foreign addresses

140.1 This Article applies to a shareholder whose address on the Register is outside the United Kingdom. He can give the Company a United Kingdom address where notices or documents can be served on him. If he does, he is entitled to have notices or documents served on him at that address. Otherwise, he is not entitled to receive any notices from the Company.

140.2 For shareholders registered on a branch register notices or documents can be posted in the United Kingdom or in the country where the branch register is kept.

141 When notices are served

If a notice, or any other kind of document, is sent through the post, it is treated as being served or delivered on the day after it was posted (or on the day after that, if second class post is used). It can be proved that a notice or other document was served by post by showing that:

- the letter containing the notice or document was properly addressed; and

- it was put into the postal system with postage paid; or

- any notice or other document served electronically or by any other data transmission process pursuant to Article 138 shall be deemed to have been served on the day following that on which the Company took the relevant action to effect the transmission of or to make such available such notice or document.

142 Serving notices and documents on shareholders who have died or are bankrupt

This Article applies where a shareholder has died, or become bankrupt or is in liquidation, but is still registered as a shareholder. It applies whether he is registered as a sole or joint shareholder. A person who is automatically entitled to such shareholder's shares by law and who proves this to the reasonable satisfaction of the Directors can give a United Kingdom address for service of notices and documents by post. To the extent permitted by Statute and the Stock Exchange and if so requested by such person automatically entitled, the Company may serve any such notice or document electronically or by any other data transmission process by sending it to such electronic or other data transmission address notified for such purpose to the Company by the person so entitled or by otherwise making it available electronically or by any other data transmission process. If this is done, notices and documents must be sent to that address. Otherwise, if any notice, or other document, is served on the shareholder named on the Register, or sent to him in accordance with the Articles, this will be valid despite his death, bankruptcy or liquidation. This applies even if the Company knew about these things. If notices or documents are served or sent in accordance with this Article, there is no need to send them to, or serve them in any other way on any other people who may be involved.

143 If documents are accidentally not sent

If any notice, or other document relating to any meeting or other proceeding, is accidentally not received, or is not received, the meeting or other proceeding will not be invalid as a result.

WINDING UP

144 Directors' power to petition

The Directors can present a petition to the Court in the name and on behalf of the Company for the Company to be wound up.

145 Distribution of assets in kind

If the Company is wound up (whether the liquidation is voluntary, under supervision of the Court, or by the Court) the Liquidator can, with the authority of an Extraordinary Resolution passed by the shareholders, divide among the shareholders the whole or any part of the assets of the Company. This applies whether the assets consist of property of one kind or different kinds. For this purpose, the Liquidator can set such value as he considers fair upon any property and decide how such division is carried out as between shareholders or different groups of shareholders. The Liquidator can transfer any part of the assets to trustees upon such trusts for the benefit of shareholders as the Liquidator, acting under the resolution, decides. The liquidation of the Company can then be closed and the Company dissolved. However no past or present shareholder can be compelled to accept any shares or other property under this Article which carries a liability.

DESTROYING DOCUMENTS

146 Destroying documents

146.1 The Company can destroy:

- all transfer forms for shares, and documents sent to support a transfer, and any other documents which were the basis for making an entry on the Register, after six years from the date of registration;

- all dividend payment instructions and notifications of a change of address or name, after two years from the date these were registered; and

- all cancelled share certificates, after one year from the date they were cancelled.

146.2 If the Company destroys a document in accordance with Article 146.1, it is conclusively treated as having been a valid and effective document in accordance with the Company's records relating to the document. Any action of the Company in dealing with the document in accordance with its terms before it was destroyed is conclusively treated as properly taken.

146.3 This Article only applies to documents which are destroyed in good faith and if the Company is not on notice of any claim to which the document may be relevant.

146.4 This Article does not make the Company liable:

- if it destroys a document earlier than referred to in Article 146.1; or
- if the Company would not be liable if this Article did not exist.

146.5 This Article applies whether a document is destroyed or disposed of in some other way.

INDEMNITY AND INSURANCE

147 Indemnity

147.1 So far as the legislation allows, every Director, Secretary or other officer of the Company shall be indemnified by the Company out of its own funds against all costs, charges, losses, expenses and liabilities incurred by him:

- in performing his duties; and/or
- in exercising his powers; and/or
- in supposedly doing any of these things; and/or
- otherwise in relation to or in connection with his duties, powers or office.

The liabilities covered by Article 147.1 include, for example, any liability incurred by him in defending any proceedings, civil or criminal, which relate to anything done or omitted or claimed to have been done or omitted by him as an officer or employee of the Company:

- in which judgement is given in his favour; or
- in which the proceedings are otherwise disposed of without any finding or admission of any material breach of duty on this part;
- in which he is acquitted; or
- in connection with any application under any legislation for relief from liability in respect of any such act or omission where relief is granted to him by the Court.

147.2 So far as the legislation allows, every Director, Secretary or other officer of the Company is exempted from any liability to the Company where that liability would be covered by the indemnity in Article 147.1

148 Insurance

148.1 For the purpose of this Article each of the following is a Relevant Company:

- the Company;
- any holding company of the Company;

- any body, whether or not incorporated, in which the Company or such holding company or any of the predecessors of the Company or of such holding company has or had any interest, whether direct or indirect; and
- any body, whether or not incorporated, which is in any way allied to or associated with the Company, or any subsidiary of the Company or such other body.

148.2 Without limiting Articles 147.1 and 147.2 in any way, the Directors can arrange for the Company to purchase and maintain insurance for or for the benefit of any persons who are or were at any time:

- Directors, officers or employees of any Relevant Company; or
- trustees of any pension fund or employees' share scheme in which employees of any Relevant Company are interested.

This includes, for example, insurance against any liability incurred by such persons for any act or omission:

- in performing their duties; and/or
- in exercising their powers; and/or
- in supposedly doing any of these things; and/or
- otherwise in relation to their duties, powers or offices.

PART 2
PROTECTIVE PROVISIONS

Purpose

I The purpose of these Articles is to give effect to the provisions of Section 101 of the Building Societies Act and to prevent any person other than a Permitted Person from retaining an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable of being cast on a poll until the date which falls five years after the Vesting Date.

These Protection Provisions shall remain in force notwithstanding any provisions in these Articles to the contrary until the earlier of the date which falls five years after the Vesting Date and the date on which all limitations on the offer, allotment, registration of transfers and/or the holding of shares in the Company contained in Section 101(1) of the Building Societies Act (or any provision which replaces or amends that sub-section from time to time) have ceased to apply to the Company. Thereafter these Protective Provisions shall be deemed to be of no effect, the separate register required under Article IV(A) below shall no longer be maintained and any notice calling for a Required Disposal and the powers of the Directors under these Protective Provisions in respect of a Required Disposal shall cease to have effect; but the validity of anything done under these Protective Provisions before that date shall not otherwise be affected and any actions taken hereunder before that date shall not be open to challenge on any grounds whatsoever.

Interpretation

II For the purposes of these Protective Provisions the words and expressions set out below shall have the meanings given to them below:-

"Crest Nominee" means a person who holds shares in the CREST system as nominee for the beneficiaries of those shares;

"Disclosure Notice" means a notice served pursuant to Article IV (E) below;

"Interest" means an interest (of any size) in the Relevant Share Capital which would be taken into account in deciding whether a notification to the Company would be required under Part VI of the Original Act but shall for all purposes include (the **"Included Interests"**) (i) rights to subscribe for or convert into, or entitlements to acquire rights to subscribe for or convert into, shares which would on issue or conversion (as the case may be) be comprised in the Relevant Share Capital; (ii) the interests referred to in section 209(1)(a), (b), (c), (d), (e), (f), (g) or (h) of the Original Act (except those of a bare trustee under the laws of England and Wales and of a simple trustee under the laws of Scotland) or mentioned in Section 208(4)(b) of the Original Act (but on the basis that the entitlement there referred to could arise under an agreement within the meaning of Section 204(5) and (6) of that Act); and (iii) any deemed voting concert party interest consequent upon a resolution of the Directors pursuant to Article IV (D) below; and **"Interested"** shall be construed accordingly;

"the Original Act" means the Companies Act 1985 as in force at the date of adoption of this Article and notwithstanding any repeal, modification or re-enactment thereof after that date (including, for the avoidance of doubt, any amendment, replacement or repeal by regulations made by the Secretary of State pursuant to Section 210A of that Act to the definition of relevant share capital in Section 198(2) or to the provisions as to what is taken to be an interest in shares in Section 208 or as to what interests are to be disregarded in Section 209) other than any amendment by regulations made by the Secretary of State pursuant to Section 210A thereof to the percentage giving rise to a notifiable interest in Section 199(2);

"Permitted Person" means:

(a) the chairman of a meeting of the Company or of a meeting of the holders of Relevant Share Capital or of any class thereof when exercising the voting rights conferred on him under Article IV (I) below:

(b) a trustee (acting in that capacity) of any employee share scheme of the Company;

(c) any person who has an Interest but who, if the incidents of his Interest were governed by the laws of England and Wales, would in the opinion of the Directors be regarded as a bare trustee of the Interest to the extent of that Interest;

(d) a Stock Exchange Nominee;

(e) persons in respect of, and to the extent only of, Interests which exist only by virtue of an obligation (contingent or otherwise) to take up Shares or shares which would be comprised in the Relevant Share Capital on issue or the acquisition of Shares pursuant to an underwriting agreement or subscription agreement or other similar agreement in each case approved by the Directors (provided that where any such person disposes of any Shares at any time after acquiring an Interest by virtue of the obligation contained in the agreement, that person shall be deemed to be a Permitted Person in respect of only that number of Shares or shares in which it was interested pursuant to such agreement less the number of Shares of shares of which it has so disposed); and

(f) a CREST Nominee acting in that capacity;

"Permitted Proportion" means in relation to shares in or debentures of the Company, 15 per cent. of, in the case of shares, the Company's issued share capital and, in the case of debentures, the total indebtedness of the Company on its debentures, as the case may be;

"Protective Period" means the period beginning with the date of the Company's incorporation and ending on the earlier of (i) five years after the Vesting Date and (ii) the date on which all limitations on the offer, allotment, registration of transfers and/or the holding of shares in the Company contained in Section 101(1) of the Building Societies Act (or any provision which replaces or amends that sub-section from time to time) have ceased to apply to the Company:

"Relevant Person" means any person (whether or not identified) who has, or who appears to the Directors to have, an Interest in Shares (or shares which would be comprised in the Relevant Share Capital on issue or conversion) which carry (or would on issue or conversion carry) more than 15 per cent. of the total votes attaching to Relevant Share Capital of all classes taken as a whole and capable or being cast on a poll (calculated in accordance with Article IV(B) below), and, for the purposes of this Article, where (i) the Directors resolve, pursuant to Article IV (J) below, that they have made reasonable enquiries and that they are unable to determine whether or not a person has an Interest in any particular Shares or shares comprised (or which would on issue or conversion be comprised) in Relevant Share Capital, or (ii) there is failure to comply with a Disclosure Notice as required by Article IV (E) below and the Directors resolve (as provided in such paragraphs) that such Shares be deemed to be Relevant Shares, then the Shares concerned shall be deemed to be Relevant Shares and all persons interested in them to be Relevant Persons;

"Relevant Share Capital" means the relevant share capital of the Company (as that expression is defined in section 198(2) of the Original Act);

"Relevant Shares" means all Shares in which a Relevant Person has or appears to the Directors to have or is deemed to have an Interest; and, for the purposes of this Article, where the Interest in question falls within section (i) of the definition of "Included Interests", the rights or entitlements referred to in such section (and not the shares which are the subject of the rights or entitlements referred to therein) shall (until such right is exercised) be deemed to be Relevant Shares;

"Required Disposal" means a disposal or disposals of, or of Interests in, such number of Relevant Shares as will cause a Relevant Person to cease to be a Relevant Person, not being a disposal to another Relevant Person (other than a Permitted Person) or a disposal which constitutes any other person (other than a Permitted Person) a Relevant Person;

"Share" means any share comprised in Relevant Share Capital;

"Stock Exchange Nominee" means a person in respect of whom, by virtue of section 185(4) of the Original Act, the Company is not required to comply with section 185(1) of the Act;

"transfer" in relation to shares or debentures does not include a transfer to a person to whom the right to any shares or debentures has been transmitted by operation of law; and

"Vesting Date" means the date specified in or determined under the agreement required by section 97(4)(b) of the Building Societies Act in order for Alliance & Leicester Building Society to transfer its business to the Company as the Vesting Date for the purposes of section 97(6) of the Building Societies Act.

Limitations on shareholdings

III (A) Without prejudice to any further restrictions which may be imposed by any addition to or amendment of these Articles (and subject always to the provisions of section 101 of the Building Societies Act), the Company shall not, at any time during the Protective Period:

(i) offer for sale or invite subscription for any shares in or debentures of the Company, or allot or agree to allot any such shares or debentures with a view to their being offered for sale; or

(ii) allot or agree to allot any share in or debenture of the Company; or

(iii) register a transfer of shares in or debentures of the Company,

if the effect of the offer, invitation, allotment or registration of the transfer would be that more shares or debentures than the Permitted Proportion would be held by, or by nominees for, any one person (other than Alliance & Leicester Building Society).

(B) Any provision (including any altered provision) of these Articles which is to any extent inconsistent with this Article or section 101(1) of the Building Societies Act shall, to that extent, be void and any allotment or registration of a transfer of shares or debentures in contravention of this Article or section 101(1) of the Building Societies Act shall be void.

(C) This Article shall cease to apply if the Bank of England, in accordance with section 101(4) of the Building Societies Act, directs by notice to the Company that section 101 of the Building Societies Act shall cease to apply to the Company.

No person other than a Permitted Person to hold more than 15 per cent. of votes

IV (A) The provisions of Part IV of the Original Act shall apply as if such provisions extended to the Included Interests, and accordingly the Company, its members and all persons interested in Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) shall have the rights and obligations referred to in Part VI of the Original Act (including in relation to Included Interests therein), but so that Included Interests shall, when disclosed to the Company, be entered in a separate register which shall be kept by the Company for that purpose and the provisions of sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10), 214(5), 215(8), 216(1) to (4), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act shall not apply in respect of Included Interests.

(B) (i) in calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) of all classes taken as a whole and capable of being cast on a poll at any meeting, there shall be disregarded any votes which, by virtue of this Article, Article 70 or any court order, are precluded (whether temporarily or not) from being cast on a poll at the meeting.

(ii) in calculating (for the purposes of ascertaining whether a person is a Relevant Person) the total votes attaching to Relevant Share Capital (or to shares which would on issue or conversion be comprised in the Relevant Share Capital) and in calculating (for the purposes of determining whether an Interest is notifiable pursuant to paragraph (C) below) the notifiable percentage, where some or all of the Interest in question falls within section (i) of the definition of "Included Interests", there shall only be taken into account the Relevant Share Capital and the shares to which the Included Interest in question relates as if all those shares were in issue or conversion in full had been effected.

(C) Notwithstanding any amendment by regulations made by The Secretary of State pursuant to section 210A to the percentage giving rise to a notifiable interest in Section 199(2) of the Original Act, if the notifiable percentage referred to in section 199 of the Companies Act shall exceed three per cent., the rights and obligations referred to in this Article and the rights and obligations referred to in Part VI of the Original Act, except sections 210(3) to (6) (inclusive), 211(10), 213(3) (so far as it relates to section 211(10)), 214(5), 215(8), 216(1) to (4), 217(7), 218(3), 219, 454, 455, 732 and 733 of the Original Act, shall apply as though such notifiable percentage were three per cent., and as if such provisions extended to Included Interests. If the notifiable percentage referred to in section 199 of the Companies Act shall be less than three per cent., the rights and obligations referred to in this Article shall apply with the substitution of such lesser notifiable percentage for three per cent. and as if such provisions extended to Included Interests. The rights and obligations created by this paragraph and paragraph (A) above are in addition to and separate from those arising under Part VI of the Original Act or under any other provisions of the legislation.

(D) (i) Without prejudice to the application of section 204 of the Original Act to the definition of "Interest" in Article II above, where it appears to the Directors that:

(a) there is an agreement or arrangement between two or more persons with respect to, or in the exercise of, voting rights attaching to Shares; and

(b) the agreement or arrangement is likely to result in those rights being exercised to a material extent in the same way or for the same purpose with a view to the persons being the parties to the agreement or arrangement being able materially to influence or to control the policy of the Company or the management of its affairs;

the Directors may at their absolute discretion resolve that a voting concert party exists and if they so resolve each of the persons who is party to such agreement or arrangement shall be deemed (for the purposes of this Article) to be Interested in all the Shares to which the voting rights in question are attached.

(ii) In this paragraph (D), references to an arrangement include references to an understanding or mutual expectation, whether formal or informal, and whether or not legally binding.

(iii) Where the Directors resolve that a voting concert party exists pursuant to sub-paragraph (i) above, they shall (if they are so able) within twenty-one days after the date of such resolution, send to each of the persons who is party to such agreement notice of the resolution.

(E) (i) The Directors may by notice in writing require any member, or other person appearing to be Interested or appearing to have been Interested in Shares or in shares which would be comprised in the Relevant Share Capital on conversion or issue, to disclose to the Company in writing such information as the Directors shall require relating to the ownership of or interests (including, without prejudice to the generality of the foregoing, Interests) in the Shares or shares in question as lies within the knowledge of such member or other person (supported if the Directors so require by a statutory declaration and/or by independent evidence) including (without prejudice to the generality of the foregoing):

(a) any information which the Company is entitled to seek pursuant to section 212 of the Original Act;

(b) any information which the Directors shall in their absolute discretion deem necessary or desirable in order to determine whether any Shares or rights to subscribe for, or convert into, Shares are Relevant Shares; and

(c) any information which the Directors shall in their absolute discretion deem necessary or desirable in order to determine whether any person is or is deemed to be a Relevant Person or otherwise in relation to the application or potential application of this Article.

(ii) The Directors may give a Disclosure Notice pursuant to paragraph (E)(i) above at any time and the Directors may give one or more than one such notice to the same member or other person in respect of the same Shares or shares.

(iii) Where the holder of any Shares or rights to subscribe for, or convert into, Shares, or any person appearing to be interested in such Shares or rights, fails to comply within twenty-one days (or such lesser period as the Directors in their absolute discretion consider appropriate in the circumstances) of service of a Disclosure Notice, the Director may (in addition to any other remedy they may have under any provision of these Articles, the legislation or otherwise) resolve that such Shares or rights be deemed to be Relevant Shares and/or that all persons Interested in such Shares or rights be deemed to be Relevant Persons.

(F) If to the knowledge of the Directors any person other than a Permitted Person becomes or is deemed to be a Relevant Person, the Directors shall serve a written notice on the registered holder(s) of the Relevant Shares and on any other person or persons who appears to them to be a Relevant Person in relation to those Shares or shares. Such notice shall set out the restrictions referred to in paragraph (I) below and call for a Required Disposal to be made within twenty-one days (or such lesser period as the Directors in their absolute discretion consider appropriate in the circumstances) of service of such notice on the registered holder or other such person. The Directors may extend the period in which such notice is required to be complied with and may withdraw any such notice (whether before or after the expiration of the period referred to) if it appears to them that there is no Relevant Person in relation to the Shares or rights or entitlements concerned. Upon the giving of such notice, and save for the purpose of a Required Disposal under this paragraph (F) or paragraph (G) below, no transfer of any of the Relevant Shares may be registered until either such notice is withdrawn or a Registered Disposal has been made to the satisfaction of the Directors and registered.

(G) If a notice served under paragraph (F) above has not been complied with in all respects to the satisfaction of the Directors and has not been withdrawn, the Directors shall, so far as they are able, make a Required Disposal and shall, so far as they are able, give written notice of such disposal to those persons on whom such notice was served. The Relevant Person(s) and the registered holder(s) of the Shares or other rights or entitlements disposed of shall be deemed to have irrevocably and unconditionally authorised the Directors to make such Required Disposal. The matter, timing and terms of any such Required Disposal made or sought to be made by the Directors (including but not limited to the price or prices at which the same is made and the extent to which assurance is obtained that no transferee (with the exception of a Permitted Person) is or would have become a Relevant Person) shall be such as the Directors determine, based upon advice from such bankers, brokers or other persons consulted by them for the purpose as the Directors consider appropriate, to be reasonably practicable having regard to all the circumstances including but not limited to the number of Shares or other rights or entitlements to be disposed of and the requirement that the disposal be made without delay; and the Directors shall not be liable to any person for any of the consequences of reliance on such advice.

(H) For the purpose of effecting any Required Disposal, the Directors may authorise some person to transfer the Shares, or other rights or entitlements in question and may enter the name of the transferee in respect of the transferred Shares, or other rights or entitlements in the appropriate register notwithstanding the absence of any shares or other relevant certificate being lodged in respect thereof and may issue a new certificate to the transferee and an instrument of transfer executed by such person shall be as effective as if it had been executed by the registered holder of the Shares, other rights or entitlements and the title of the transferee and any other third party shall not be affected by an irregularity or invalidity in the proceedings relating thereto. The net proceeds (after deduction of the expenses related to such sale) of such disposal shall be received by the Company whose receipt shall be a good discharge for the purchase money, and shall be paid to the former registered holder (or, in the case of joint holders, the first named joint holder thereof in the register for the purpose), together with, if appropriate, a new certificate in respect of the balance of any Shares to which he is entitled, upon surrender by him or on his behalf of any certificates in respect of the Relevant Shares (or Interests therein) sold and formerly held by him but such net proceeds shall in no circumstances carry interest against the Company.

(I) A registered holder of a Relevant Share on whom a notice has been served under paragraph (F) above shall not in respect of such Relevant Share be entitled, until such time as such notice has been withdrawn or the notice has been complied with to the satisfaction of the Directors, to attend or vote at any general meeting of the Company or meeting of the holders of any class of share capital of the Company and the rights to attend (whether in person or by proxy), to speak and to demand and vote on a poll which would have attached to such Relevant Share had it not been a Relevant Share shall vest in the chairman of any such meeting. The manner in which the chairman exercises or refrains from exercising any such rights shall be entirely at his discretion. The Directors shall inform the chairman of any such meeting as aforesaid of any share or other right or entitlement becoming or being deemed to be a Relevant Share.

(J) Without prejudice to the provisions of the Original Act and subject to the provisions of this Article, the Directors may assume without enquiry that a person is not a Relevant Person unless the information contained in the registers kept by the Company under paragraph (A) above appears to the Directors to indicate to the contrary or the Directors have reason to believe otherwise, in which circumstances the Directors shall make reasonable enquiries to discover whether, and the extent to which, any person in Interested in Relevant Shares. If the Directors resolve that they have made reasonable enquiries and are unable to determine whether or not a person is Interested in any particular Shares (or shares which would on issue or conversion be comprised in Relevant Share Capital) then that person shall be deemed to be a Relevant Person and those particular Shares (or, as the case may be, the relevant rights or entitlements) shall be deemed to be Relevant Shares.

(K) The Directors shall not be obliged to serve any notice required under this Article to be served upon any person if they do not know either his identity or his address. The absence of service of such a notice in such circumstances as aforesaid and any accidental error in or failure to give any notice to any person upon whom notice is required to be served under this Article shall not prevent the implementation of or invalidate any procedure or act under this Article.

(L) The provisions of Articles 138 to 143 inclusive shall apply to the service upon a member of any notice required by this Article to be served. Any notice required by this Article to be served upon a person who is not a member or to a person who is a member but to whom Article 140 applies and who has not given to the Company an address within the United Kingdom for service of notice shall be deemed validly served if it is sent through the post in a pre-paid cover addressed to that person at the address (or if more than one, at one of the addresses), if any, at which the Directors believe him to be resident or carrying on business or to his last know address as shown on the register of members. Service shall in such a case be deemed to be effected at the expiration of 24 hours (or, where second class mail is employed, 48 hours) after the time when the cover containing the same is posted and in proving such service it shall be sufficient to prove that such cover was properly addressed, stamped and posted.

(M) Any resolution or determination of, or decision or exercise of any discretion or power by, the Directors or any director or by the chairman of any meeting under or pursuant to the provisions of these Protective Provisions (including, without prejudice to the generality of the foregoing, as to what constitute reasonable enquiries as to the manner, timing and terms of any Required Disposal made by the Directors under paragraph (G) above) shall be final and conclusive and any disposal or transfer made, or other things done, by or on behalf of, or on the authority of, the Directors or any director pursuant to the foregoing provisions of this Article shall be conclusive and binding on all persons concerned and shall not be open to challenge, whether as to its validity or otherwise on any ground whatsoever. The Directors shall not be required to give any reasons for any decision, determination or declaration taken or made in accordance with these Protective Provisions.

(N) The Company shall ensure (and shall, so far it is able, procure that every other company shall ensure) that any securities which are issued having rights to subscribe for, or convert into, shares which would on issue or conversion (as the case may be) be comprised in Relevant Share Capital shall be so issued on terms that such rights are subject to the provisions of this Article.

Glossary

About the glossary

This glossary is to help readers understand the Company's Articles of Association. Words are explained as they are used in the Articles – they might mean different things in other documents. The glossary is not legally part of the Articles, and it does not affect their meaning. The definitions are intended to be a general guide – they are not precise. Words which are printed **in bold** in a definition have their own definition in the glossary.

The Company Secretary welcomes any suggestions for extra words to include, or improvements. Shareholder can write to him at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE9 5XX.

abrogate If the **special rights** of a share are abrogated, they are cancelled or withdrawn.

accrue If interest is accruing, it is running or mounting up, day by day.

adjourn Where a meeting breaks, to be continued at a later time or day, at the same or a different place.

allot When new share are allotted, they are set aside for the person they are intended for. This will normally be after the person has agreed to pay for a new share, or has become entitled to a new share for any other reason. As soon as a share it allotted, that person gets the right to have his name put on the register of shareholders. When he has been registered, the share has also been **issued.**

asset Anything which is of any value to its owner.

attorney An attorney is a person who has been appointed to act for another person. The person is appointed by a formal document, called **a power of attorney.**

automatically entitled to a share by law in some situations, a person will be entitled to have shares which are registered in somebody else's name registered in his own name. Or he can require the shares to be transferred to another person. When a shareholder dies, or the sole survivor of joint shareholders dies, his personal representatives have this right. If a shareholder is made bankrupt, his trustee in bankruptcy has the right.

beneficial interest The person who something really belongs to has the beneficial interest in it. This person may not be the registered (or "legal" owner) of the thing. For example, if a parent holds shares for his or her child, the child is the beneficial owner, and the parent is the legal owner. See also **trustee.**

brokerage Commission which is paid to a broker by a company **issuing** shares, where the broker's clients have applied for shares.

call A call to pay money which is due on shares which has not yet been paid. This happens if the Company issues shares which are **partly paid,** where money remains to be paid to the Company for the shares. The money which has not been paid can be "called" for. If all the money to be paid on a share has been paid, the share is called a **fully paid** share.

capitalise To convert some or all of the **reserves** of a company into capital (such as shares).

capital redemption reserve A reserve of funds which a company may have to set up to keep its capital base when shares are **redeemed** or bought back.

charge See **lien and charge.**

company representative If a company owns shares, it can appoint a company representative to attend a shareholders' meeting to speak and vote for it.

consolidate When shares are consolidated, they are combined with other shares – for example every three £1 shares might be consolidated into one new £3 share.

debenture A typical debenture is a long-term borrowing by a company. The loan usually has to be repaid at a fixed date in the future, and carries a fixed rate of interest.

declare When a dividend is declared, it becomes due to be paid.

dividend warrant A dividend warrant is similar to a cheque for a dividend.

documents of title The documents which show that a person owns something (for example, a share).

equity securities For section 89 of the Companies Act this means all the shares of a company except:

- shares which only have a limited right to share in the company's income or assets;
- shares held as a result of share schemes for employees (such as profit sharing schemes);
- some shares held by the founders of the company; and
- bonus shares issued when the company **capitalises reserves.**

Also included are securities which can be converted into such shares, or which allow their holder to **subscribe** for such shares.

ex-dividend When a share goes "ex-dividend", a person who buys it will not be entitled to the dividend which has been **declared** shortly before he bought it. When a share has gone "ex-dividend", the seller is entitled to this dividend, even though it will be paid after he has sold his share.

executed A document is executed when it is signed, or sealed or made valid in some other way.

exercise When a power is exercised, it is put to use.

forfeit When a share is forfeited it is taken away from the shareholder and goes back to the Company. This process is called **"forfeiture".** This can happen if a **call** on a **partly paid share** is not paid on time.

fully paid shares - When all of the money which is due to the Company for a share has been paid, a share is called a fully paid share.

good title If a person has good title to a share, he owns it outright.

holding company A company which controls another company (for example by owning a majority of its share) is called the holding company of that other company. The other company is the **subsidiary** of the holding company.

indemnity If a person gives another person an indemnity, he promises to make good any losses or damage which the other might suffer. The person who gives the indemnity is said to "indemnify" the other person.

in issue See **issue.**

instruments Formal legal documents.

issue When a share has been issued, everything has been done to make the shareholder the owner of the share. In particular, the shareholder's name has been put on the register of shareholders. Existing shares which have been issued are **"in issue".**

liabilities Debts and other obligations.

lien and charge Where the Company has a lien and charge over shares, it can take the dividends, and any other payments relating to the shares which it has a charge over, or it can sell the shares, to repay the debt and so on.

members Shareholders.

negotiable instrument A document such as a cheque, which can be freely transferred from one person to another.

nominal amount or value The value of the share in the Company's accounts. The nominal value of the 50p Ordinary Shares is 50p. This value is shown on the share certificate for a share. When the Company **issues** new shares this can be for a price which is at a **premium** to the nominal value. When shares are bought and sold on the stock market this can be for more, or less, than the nominal value. The nominal value is sometimes also called the "par value".

office copy An exact copy of an official document, supplied by the office which holds, or issued, the original.

Ordinary Resolution A decision reached by a simple majority of votes – that is by more than 50 per cent. of the votes cast.

partly paid shares If any money remains to be paid on a share, it is said to be **partly paid.** The unpaid money can be **"called"** for.

personal representative A person who is entitled to deal with the property ("the estate") of a person who has died. If the person who has died left a valid will, the will appoints "executors" who are personal representatives. If the person died without a will, the courts will appoint one or more "administrators" to be the personal representatives.

poll On a poll vote, the number of votes which a shareholder has will depend on the number of shares which he owns. An Ordinary Shareholder has one vote for each share he owns. A poll vote is different to a **show of hands** vote, where each person who is entitled to vote has just one vote, however many shares he owns.

power of attorney A formal document which legally appoints one or more persons to act on behalf of another person.

pre-emption rights The right of some shareholders which is given by the Companies Act to be offered a proportion of certain classes of newly **issued** shares and other securities before they are offered to anyone else. This offer must be made on terms which are at least as favourable as the terms offered to anyone else.

premium If the Company **issues** a new share for more than its **nominal value** (for example because the market value is more than the nominal value), the amount above the nominal value is the premium.

proxy A proxy is a person who is appointed by a shareholder to attend a meeting an vote for that shareholder. A proxy is appointed by using a **proxy form.** A proxy does not have to be a shareholder. A proxy can only vote on a **poll**, and not on a **show of hands.**

proxy form A form which a shareholder uses to appoint a **proxy** to attend a meeting and vote for him. The proxy form must be delivered to the Company before the meeting to which it relates.

quorum The minimum number of shareholders who must be present before a meeting can start. When this number is reached, the meeting is said to be "quorate".

rank & ranking When either capital or income is distributed to shareholders, it is paid out according to the rank (or ranking) of the shares. For example, a share which ranks before (or above) another share in sharing in the Company's income is entitled to have its dividends paid first, before any dividends are paid on shares which rank below (or after)it. If there is not enough income to pay dividends on all shares, the available income must be used first to pay dividends on shares which rank first, and then to shares which rank below. The same applies for repayments of capital. Capital must be paid first to shares which rank first in sharing in the Company's capital, and then to shares which rank below.

recognised clearing house A "clearing house" which has been authorised to carry on business by the UK authorities. A clearing house is a central computer system for settling transactions between members of the clearing house.

recognised investment exchange An "investment exchange" which has been officially recognised by the UK authorities. An investment exchange is a place where investments, such as shares, are traded. The London Stock Exchange is a recognised investment exchange.

redeem and redemption When a share is redeemed, it goes back to the Company in return for a sum of money (the "redemption price") which was fixed before the share was **issued.** This process is called redemption. A share which can be redeemed is called a "redeemable" share.

relevant securities Any shares of a company, except shares held as a result of share schemes for employees (such as profit sharing schemes) and some shares held by the founders of the company. Also included are any securities which can be converted into such shares, or which allow their holders to **subscribe** for such shares.

relevant system This is a term used in the legislation for a computer system which allows shares without share certificates to be transferred without using transfer forms. The CREST system for paperless share dealing is a "relevant system".

renunciation Where a share has been **allotted,** but nobody has been entered on the share register for the share, it can be **renounced** to another person. This transfers the right to have the share registered to another person. This process is called renunciation.

requisition a meeting A formal process which shareholders can use to call a meeting of shareholders. Generally speaking the shareholders who want to call a meeting must hold at least 10 per cent. of the **issued** shares.

reserve fund A fund which has been set aside in the accounts of a company – profits which are not paid out to shareholders as dividends, or used up in some other way, are held in a reserve fund by the company.

retire by rotation At every Annual General Meeting a proportion of the Directors retires in turn. This gives the shareholders the chance to confirm their appointments by voting on whether to re-elect them.

revoke To withdraw, or cancel.

rights issue A way by which companies raise extra share capital. Usually the existing shareholders will be offered the chance to buy a certain number of new shares, depending on how many they already have. For example, shareholders may be offered the chance to buy one new share for every four they already have.

share premium account If a new share is **issued** by the Company for more than its **nominal value** (because the market value is more than the nominal value) then the amount above the nominal value is the premium, and the total of these premiums is held in a **reserve fund** (which cannot be used to pay dividends) called the share premium account.

show of hands A vote where each person who is entitled to vote has just one vote, however many shares he holds.

Special Resolution A decision reached by a majority of at least 75 per cent. of votes cast. Shareholders must be given at least 21 days' notice of any Special Resolution.

special rights These are the rights of a particular class of shares, as distinct from rights which apply to all shares generally. Typical examples of special rights are where the shares **rank,** their rights to sharing in income and assets and voting rights.

statutory declaration A formal way of declaring something in writing. Particular words and formalities must be used – these are laid down by the Statutory Declarations Act of 1835.

subordinate When something is subordinate to something else it is less important.

subscribe for shares To agree to take new shares in a company (usually for a cash payment).

subdividing shares When shares are subdivided they are split into shares which have a smaller nominal amount. For example, a £1 share might be subdivided into two 50 pence shares.

subject to Means that something else has priority, or prevails, or must be taken into account. When a statement is subject to another statement this means that the first statement must be read in the light of the other statement, which will prevail if there is any conflict.

subscribers to shares The people who first buy the shares.

subsidiary A company which is controlled by another company (for example because the other company owns a majority of its shares) is called a subsidiary of that company.

subsidiary undertaking This is a term used by the Companies Act. It is a wider definition than **subsidiary.** Generally speaking it is a company which is controlled by another company because the other company:

- has a majority of the votes in the company either alone, or acting with others;
- is a shareholder who can appoint or remove a majority of the directors; or
- can exercise dominant influence over the company because of anything in the company's memorandum or articles, or because of a certain kind of contract.

trustees People who hold property of any kind for the benefit one or more other people under a kind of arrangement which the law treats as a "trust". The people whose property is held by the trustees are called the **beneficial owners.**

underwrite A person who agrees to buy new shares if they are not bought by other people underwrites the share offer.

unincorporated associations Associations, partnerships, societies and other bodies which the law does not treat as a separate legal person to their members.

warrant See the definition of **share warrant.**

wider-range investments The law restricts the investments which some **trustees** can invest in. Where this restriction applies, the trustees can invest up to three quarters of their funds in wider-range investments. These are, generally speaking, shares which are quoted on the London Stock Exchange, and which are earning dividends.

wind up The formal process to put an end to a company. When a company is wound up its assets are distributed. The assets go first to creditors who have supplied property and services, and then to shareholders. Shares which **rank** first in sharing in the Company's assets will receive any funds which are left over before any shares which rank after (or below) them.

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 11th March 1997

At the Annual General Meeting of the Company held at 49 Park Lane, London, W1Y 4EQ on 11th March 1997 the following resolutions were passed as Special Resolutions :

Special Resolutions

1. THAT the Company's authorised share capital be increased from £50,000 to £388,000,000 by the creation of 775,900,000 additional ordinary shares of 50p each, such ordinary shares to rank pari passu in all respects with the existing ordinary shares of the Company, in each case bearing the rights, and being subject to the restrictions set out in the Company's Articles of Association.

2. THAT the regulations contained in the document submitted to this Meeting and for the purposes of identification signed by the Secretary, be and are approved and adopted as the new Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

3. THAT :

a) in addition to an independent of any authority contained in the Articles of Association of the Company adopted pursuant of Resolution 2 above, the Directors be authorised pursuant to and in accordance with Section 80 of the Companies Act 1985 (the "Act") to exercise for the period ending on 31st December 1997, all the powers of the Company to allot relevant securities up to an aggregate nominal amount of £291,000,000 for the purpose of satisfying the Company's obligations to allot shares under Clause 6.3 of the Transfer Agreement dated 15th October 1996 (as amended from time to time);

b) (i) the Directors be empowered to allot equity securities pursuant to the authority conferred by sub paragraph (a) of this resolution wholly for cash as if Section 89 of the Act did not apply;

(ii) by such power the Directors may at any time prior to the expiry of the authority referred to in sub paragraph (a) of this resolution, make offers or agreements which would or might require the allotment of equity securities after the expiry of such authority; and

(iii) for the purposes of this Resolution words and expressions defined in or for the purposes of Part IV of the Act shall bear the same meanings herein.

Certified a true copy

J Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 5th May 1998

At the Annual General Meeting of the Company held at the Customer Services Centre, Narborough, Leicester LE9 5XX, ON 5th May 1998, the following resolutions were passed as Special Resolutions :

Special Resolutions

Agenda Item

9. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £95,484,000 provided that such authority shall expire fifteen months from the date of this resolution of at the conclusion of the 1999 Annual General Meeting of the Company, whichever is the earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such an offer or agreement as if the authority conferred hereby had not expired.

10. THAT subject to and conditional upon the passing of the resolution pursuant to Agenda Item 9 above, the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda Item 9 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

    a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    b) the allotments (otherwise than pursuant to sub-paragraph) (a) of equity securities up to an aggregate nominal amount not exceeding £14,550,000;

    provided that such authority shall expire fifteen months from the date of this resolution or at the conclusion of the 1999 Annual General Meeting of the Company, whichever is earlier, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

11. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

    a) the maximum aggregate number of ordinary shares which may be purchased is 58,430,000;

b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses and appropriate taxes);

c) the maximum price which may be paid for each ordinary share is an amount (exclusive of expenses and appropriate taxes) which is not more than 5 per cent. above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which that ordinary share is contracted to be purchased; and

d) the authority hereby granted shall expire fifteen months from the date of this resolution or at the conclusion of the 1999 Annual General Meeting of the Company, whichever is earlier, except in relation to the purchase of shares the contract for which is made before such expiry but which will or may be executed wholly or partly after the expiry of this authority.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 4th May 1999

At the Annual General Meeting of the Company held at the Customer Services Centre, Narborough, Leicester LE9 5XX, ON 4th May 1999, the following resolutions were passed as Special Resolutions :

Special Resolutions

Agenda Item

7. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the company to allot and to make offers or agreements to allot relevant securities (within the meaning of Section 80 of the Companies Act 1985) up to an aggregate nominal amount of £95,864,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or at the conclusion of the Annual General Meeting of the Company to be held in the year 2000 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda Item 7 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

   a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

   b) the allotment (otherwise than pursuant to sub-paragraph) (a) of equity securities up to an aggregate nominal amount not exceeding £14,606,000;

   which shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2000 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

9. THAT subject to the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

   a) the maximum aggregate number of ordinary shares which may be purchased is 58,427,000;

b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

c) the maximum price which may be paid for each ordinary share is not more than 5 per cent. above the average of the middle market quotations for an ordinary share as derived from the London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is contracted to be purchased (exclusive of tax and expenses); and

d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2000, provided that a contract of purchase may be made before such expiry which will or maybe executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER PLC

passed on 2nd May 2000

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester LE9 5XX on 2nd May 2000 the following resolutions were passed as Special Resolutions :

Special Resolutions

AGENDA ITEM

9. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £113,287,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to beheld in the year 2001 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

10. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 9 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to :

    (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £13,735,000.

    which shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2001, save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

11. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act", the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that :

    (a) the maximum aggregate number of ordinary shares which may be purchased is 55 million shares;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2001, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

12. THAT the Articles of Association of the Company be amended, with effect from the conclusion of this Annual General Meeting, as set out in the printed document marked 'A' produced to this Meeting and which, for the purpose of identification, has been signed by the Chairman. The amendments proposed are described in the Explanatory Notes about the Resolutions set out in the Notice of Annual General Meeting of the Company dated 3rd March 2000.

13. THAT a Bill entitled "A Bill to provide for the transfer to Alliance & Leicester plc of the undertaking of Alliance & Leicester Group Treasury plc; and for related purposes", a copy of which has been produced to this Meeting and which, for the purpose of identification has been signed by the Chairman, be and the same is hereby approved subject to such additions, alterations and variations as Parliament may think fit to make therein and as the Directors may approve.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc
passed on 1st May 2001

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester LE9 5XX on 1st May 2001, the following resolutions were passed as Special Resolutions.

Special Resolutions

Agenda Item

10. THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £84,062,000. This authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

11. THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 10 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to:-

    (a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

    (b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,609,000

    and this power shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

12. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that:-

    (a) the maximum aggregate number of ordinary shares which may be purchased is 50,000,000;

    (b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2002, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 7 May 2002

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE9 5XX on 7 May 2002, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

7 THAT the Directors be and are hereby generally and without conditions authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £84,162,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired.

8 THAT the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 ("the 1985 Act") to allot equity securities (within the meaning of Section 94 of the 1985 Act) for cash pursuant to the authority conferred by the resolution under Agenda item 7 above as if sub-section 89(1) of the 1985 Act did not apply to any such allotment, provided that this power shall be limited to:-

(a) the allotment of equity securities in connection with a rights issue in favour of ordinary shareholders where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as may be) to the respective numbers of ordinary shares held by them (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any recognised body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,624,000

and this authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the power conferred hereby had not expired.

9 THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985 ("the 1985 Act"), the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the 1985 Act) of its ordinary shares of 50p each provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 50,490,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of tax and expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of tax and expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2003, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 6 May 2003

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 6 May 2003, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

9. **THAT** the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £80,674,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10. (1) **THAT** subject to the passing of Resolution 9 above the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 9 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,101,000;

(2) **THAT** the authority conferred in (1) above shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

(3) **THAT** all previous authorities under Section 95 of the Companies Act shall cease to have effect.

11. **THAT** pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence on such terms and in such manner as the Directors may determine provided that:

(a) the maximum aggregate number of ordinary shares which may be purchased is 48,404,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

J. Hepplewhite
Company Secretary

Company No. 3263713

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 4 May 2004

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 4 May 2004, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

12. THAT the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £77,042,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

13. (1) THAT subject to the passing of Resolution 12 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,556,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

14. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 46,225,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

Simon Lloyd
Group Secretary

Blueprint 2000
Company Secretary

File No. 82-4964

353

RECEIVED
2005 JUL 15 A 9:

Register of members

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

The register of members is kept at;

NOTE:

The register MUST be kept at an address in the country of incorporation.

This notice is not required where the register has, at all times since it came into existence (or in the case of a register in existence on 1 July 1948 at all times since then) been kept at the registered office.

Address: Northern Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddesfield

Postcode: HD8 0LA

Signed [signature] **Date** 3 2 03

† Please delete as appropriate.

† a director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL
Tel
DX number DX exchange

A31 *AUPHOI7R* 0644
COMPANIES HOUSE 05/02/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Companies House
— for the record —

Bulk List.

629247/30

File No. 82-4964

2005 JUL 15 A 9:41

Company Name
ALLIANCE & LEICESTER PUBLIC LIMITED COMPANY

363s Annual Return

> Please check the details printed in blue on this statement.
> If any details are wrong, strike them through and write the correct details in the "Amended details" column
> Please use black pen and write i

Company Type
Public Limited Company

Company Number
3263713

Information extracted from Companies House records on
17th September 2004

Section 1: Company details

COMPANIES HOUSE 10/11/04
COMPANIES HOUSE 0210 27/10/04

Ref: 3263713/09/28

	Current details	Amended details
> Registered Office Address *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Carlton Park Narborough Leicester LE19 0AL	Address UK Postcode
> Register of Members *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Address where the Register is held** Northern Registrars Northern House Woodsome Park Fenay Bridge Huddesfield HD8 0LA	Address UK Postcode
> Register of Debenture Holders *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	Not Applicable	Address UK Postcode
> Principal Business Activities *If any of the details are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**SIC Code** **Description** 6512 Other monetary intermediation	**SIC CODE** **Description**
> *Please enter additional principal activity code(s) in "Amended details" column. See notes for guidance for list of activity codes.*		

Company Number - 3263713

Section 2: Details of Officers of the Company

	Current details	Amended details
> **Company Secretary** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Company Secretary must be notified on form 288a.*	**Name** Timothy Simon LLOYD **Address** 3 Carisbrooke Drive Mapperley Park Nottingham NG3 5DS	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of change __ / __ / ____ Date Timothy Simon LLOYD ceased to be secretary (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Michael John ALLEN MA (CAMBRIDGE) **Address** Middleton Hall Mendham Harleston Norfolk IP20 0NR **Date of birth** 30/09/1937 **Nationality** British **Occupation** Company Director	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ ______ ______ UK Postcode ____ ___ Date of birth __ / __ / ____ Nationality ______ Occupation ______ Date of change __ / __ / ____ Date Michael John ALLEN MA (CAMBRIDGE) ceased to be director (if applicable) __ / __ / ____

Company Number - 3263713 Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Richard Lee BANKS ACIB BA HONS	Name ____________
	Address Maple Cottage Leas Garden Jackson Bridge Holmfirth West Yorkshire HD9 1UG	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth 15/06/1951	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Managing Director Wholesale Ba	Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Richard Lee BANKS ACIB BA HONS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Jane Victoria BARKER	Name ____________
	Address Flat 701 65 Hopton Street London SE1 9GZ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth 11/11/1949	UK Postcode _ _ _ _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Nationality** British	Date of birth _ _ / _ _ / _ _ _ _
	Occupation Accountant	Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Jane Victoria BARKER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Malcolm Peter Speight BARTON **Address** Sydenhams Bisley Gloucestershire GL6 7BU **Date of birth** 26/03/1937 **Nationality** British **Occupation** Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Malcolm Peter Speight BARTON ceased to be director (if applicable) __ / __ / ____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** David Jonathan BENNETT **Address** The Old Rectory Church Lane Thornby Northampton NN6 8SN **Date of birth** 26/03/1962 **Nationality** British **Occupation** Group Finance Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date David Jonathan BENNETT ceased to be director (if applicable) __ / __ / ____

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** David Peter BROUGHAM	Name ____________
	Address Folly House Market Square Bampton Oxfordshire OX18 2JH	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth 22/08/1940	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Director	Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date David Peter BROUGHAM ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Frances Anne CAIRNCROSS	Name ____________
	Address 6 Canonbury Lane London N1 2AP	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____________
	Date of birth 30/08/1944	UK Postcode _ _ _ _ _ _ _
	Nationality British	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Management Editor Of The Econo	Nationality ____________ Occupation ____________ Date of change _ _ / _ _ / _ _ _ _ Date Frances Anne CAIRNCROSS ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Robert Michael MCTIGHE BSC ENG **Address** Danesbury House 4 Waverley Grove Solihull West Midlands B91 1NP **Date of birth** 17/10/1953 **Nationality** British **Occupation** Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Robert Michael MCTIGHE BSC ENG ceased to be director (if applicable) _ _ / _ _ / _ _ _ _
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Richard Alan PYM BSC HONS FCA **Address** 24 Mymms Drive Brookmans Park Hatfield Hertfordshire AL9 7AF **Date of birth** 18/09/1949 **Nationality** British **Occupation** Group Chief Executive	Name ______ ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ______ UK Postcode _ _ _ _ _ _ _ Date of birth _ _ / _ _ / _ _ _ _ Nationality ______ Occupation ______ Date of change _ _ / _ _ / _ _ _ _ Date Richard Alan PYM BSC HONS FCA ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Christopher Stuart RHODES BSC HONS ACA	Name ____
	Address Stoney Hollow North Road South Kilworth Lutterworth Leicestershire LE17 6DR	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth 17/03/1963	UK Postcode ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Managing Director Retail Banki	Date of birth __/__/____ Nationality ____ Occupation ____ Date of change __/__/____ Date Christopher Stuart RHODES BSC HONS ACA ceased to be director (if applicable) __/__/____
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** Margaret SALMON	Name ____
	Address 16 Box Lane Hemel Hempstead Hertfordshire HP3 0DJ	☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address ____
	Date of birth 24/07/1947	UK Postcode ____
Particulars of a new Director must be notified on form 288a.	**Nationality** British **Occupation** Non Executive Director	Date of birth __/__/____ Nationality ____ Occupation ____ Date of change __/__/____ Date Margaret SALMON ceased to be director (if applicable) __/__/____

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Peter John STONE **Address** 68 Ennerdale Road Kew Gardens Richmond Surrey TW9 2DL **Date of birth** 24/06/1946 **Nationality** British **Occupation** Company Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address UK Postcode Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Peter John STONE ceased to be director (if applicable) 30 / 09 / 2004
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.* *Particulars of a new Director must be notified on form 288a.*	**Name** Edward Jonathan WATTS **Address** Westchester 14 Firs Walk, Tewin Welwyn Hertfordshire AL6 0NZ **Date of birth** 05/12/1954 **Nationality** British **Occupation** Managing Director	Name ☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985. Address Westchester, 14 Firs Walk, Tewin Wood, Welwyn, Hertfordshire UK Postcode AL6 0NZ Date of birth __ / __ / ____ Nationality Occupation Date of change __ / __ / ____ Date Edward Jonathan WATTS ceased to be director (if applicable) __ / __ / ____

Company Number - 3263713

Section 2: Details of Officers of the Company (continued)

	Current details	Amended details
> **Director** *If any of the details for this person are wrong, strike them through and fill in the correct details in the "Amended details" column.*	**Name** John Robert WINDELER	Name ______
		☐ Tick this box if this address is a service address for the beneficiary of a Confidentiality Order granted under section 723B of the Companies Act 1985.
	Address Stoneheads The Old Schoolhouse Main Street Ashley Near Market Harborough LE16 8HF	Address ______ ______ ______
	Date of birth 21/03/1943	UK Postcode _ _ _ _ _ _ _
	Nationality Usa	Date of birth _ _ / _ _ / _ _ _ _
Particulars of a new Director must be notified on form 288a.	**Occupation** Chairman	Nationality ______
		Occupation ______
		Date of change _ _ / _ _ / _ _ _ _
		Date John Robert WINDELER ceased to be director (if applicable) _ _ / _ _ / _ _ _ _

Company Number - 3263713

Section 3: Share Capital

(C)

Issued share capital details

> *Please fill in the details of total share capital by class (eg. ordinary, preference etc) that has been issued to the company's shareholders.*

Class of Share: ORDINARY 50p EACH

Number of shares issued: 453,562,774

Aggregate Nominal Value of issued shares: £226,781,387

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

Class of Share: ______

Number of shares issued: ______

Aggregate Nominal Value of issued shares: ______

> *Please fill in the total number of issued shares and their total nominal value.*

Number of shares issued: 453,562,774

Aggregate Nominal Value of issued shares: £226,781,387

List of past and present members *(Tick appropriate box)*

> *Please complete the required information on the attached schedules or in another format agreed by Companies House.*

- ☐ There were no changes during the period
- ☐ A list of changes is enclosed
- ☑ A full list of members is enclosed

The last full list of members was received on: 10/10/2003

> **REMEMBER:**
> ***Changes** to shareholder particulars or details of shares transferred to be **completed each year***
> *A full list of shareholders is required with the first and every third Annual Return thereafter*
> *List shareholders in alphabetical order or provide an index*
> *List joint shareholders consecutively*

Company Number - 3263713

Section 4: Details of New Shareholders and Transfers (A) (ii)

> Please fill in details of any persons or corporate bodies who have become shareholders since the last annual return.

> Please fill in details of any persons or corporate bodies that have transferred shares since the last annual return.

> Please use Section 4B to give details of any persons or corporate bodies who have ceased to be shareholders since the last annual return or, in the case of a first return, since the incorporation of the company.

> Please copy this page if there is not enough space to enter all the company's current shareholders.

Shareholders details	Class and number of shares or amount of stock held	Class and number of shares or amount of stock transferred (If appropriate)	Date of registration of transfer (If appropriate)
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			
Name Address UK Postcode			

Company Number - 3263713

Section 4B: Details of Former Shareholders

> Please fill in details of any persons or corporate bodies who have ceased to be shareholders at the date of this return. Also, please give the dates that their shares were transferred.

> Please copy this page if there is not enough space to enter all the company's former shareholders.

Former shareholders details	Class and number of shares or amount of stock transferred	Date of registration of transfer
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		
Name Address UK Postcode		

Company Number - 3263713

Companies House

— for the record —

363s Annual Return Declaration

> When you have checked all the sections of this form, please complete this page and sign the declaration below.

> If you want to change the made up date of this annual return, please complete 2 below.

1. Declaration

☐ I confirm that the details in this annual return are correct as at the made-up-date (shown at 2 below). I enclose the filing fee of £15.

Signature [signature] ✓ (Director / Secretary)

Date 25/10/2004

This date must not be earlier than the return date at 2 below

What to do now

Complete this page then send the whole of the Annual Return and the declaration to the address shown at 4 below.

2. Date of this return

☐ This AR is made up to *10/10/2004* ✓

If you are making this return up to an earlier date, please give the date here

__ __ / __ __ / __ __ __ __

Note: The form must be delivered to CH within 28 days of this date

3. Date of next return

☐ If you wish to change your next return to a date earlier than **10th October 2005** please give the new date here:

__ __ / __ __ / __ __ __ __

4. Where to send this form

☐ Please return this form to:

Registrar of Companies
Companies House
Crown Way
Cardiff CF14 3UZ

OR

For members of the Hays Document Exchange service
DX 33050 Cardiff

Have you enclosed the filing fee with the company number written on the reverse of the cheque?

Contact Address

You do not have to give any contact information below, but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Contact Name ______________________

Telephone number *inc code* __ __ __ __ __ __ __ __ __ __ __ __

Address ______________________

____

____

DX number *if applicable* __ __ __ __ __ __ __

DX exchange ______________________

Postcode __ __ __ __ __ __ __

FORM ML8
CDROM/FICHE

A

BULK LIST OF SHAREHOLDERS OR MEMBERS FOR COMPANY NUMBER - 3263713

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN. THE LIST IS AVAILABLE ON MICROFICHE. TO OBTAIN A COPY ON MICROFICHE OR PAPER:

COMPANIES HOUSE DIRECT CUSTOMERS PHONE – 08457 573991

WEB CUSTOMERS PHONE – 0870 3333636
SEARCH ROOM CUSTOMERS – ASK AT THE COUNTER

File No. 82-4964 554733 15

RECEIVED 2005 ... OFFICE OF ... CORPORATE ...

Blueprint 2000 Company Secretary

363a

Please complete in typescript, or in bold black capitals.

CHFP010

Annual Return

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Date of this return
The information in this return is made up to

Day	Month	Year
1 0	1 0	2 0 0 3

Date of next return

If you wish to make your next return to a date earlier than the anniversary of this return please show the date here. Companies House will then send a form at the appropriate time.

Day	Month	Year

Registered Office
Show here the address **at the date of this return.**

Carlton Park, Narborough

Any change of registered office ***must*** *be notified on form 287.*

Post town: Leicester

County / Region:

UK Postcode: LE19 0AL

Principal business activities

Show trade classification code number(s) for the principal activity or activities.

6512

If the code number cannot be determined, give a brief description of principal activity.

A17 *A9UT6P9X* 0521
COMPANIES HOUSE 17/10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
for companies registered in England and Wales
or
Companies House 37 Castle Terrace Edinburgh EH1 2EB

Company No 3263713

Register of members

If the register of members is not kept at the registered office, state here where it is kept.

Capita Registrars, Northern House, Woodsome Park

Post town: Fenay Bridge

County / Region: Huddesfield

UK Postcode: HD8 0LA

Register of Debenture holders

If there is a register of debenture holders, or a duplicate of any such register or part of it, which is not kept at the registered office, state where it is kept.

Post town:

County / Region:

UK Postcode:

Company type

Please tick the appropriate box

Public limited company	X
Private company limited by shares	
Private company limited by guarantee *without share capital*	
Private company limited by shares exempt under section 30	
Private company limited by guarantee exempt under section 30	
Private unlimited company with share capital	
Private unlimited company without share capital	

Company Secretary

Details of a new company secretary must be notified on form 288a.

(Please photocopy this area to provide details of joint secretaries).

* Voluntary details.

Name

* Style / Title: Mr.

Forename(s): Julian

Surname: Hepplewhite

If a partnership give the names and addresses of the partners or the name of the partnership and office address.

Address

The Old Rectory, Rectory End

Post town: Burton Overy

County / Region: Leicestershire

UK Postcode: LE8 9DR

Country: United Kingdom

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title	Mr.
Date of birth (Day Month Year)	30 09 1937
Forename(s)	Michael John
Surname	Allen
Address	Middleton Hall
Post town	Mendham
County / Region	Suffolk
UK Postcode	IP20 0NR
Country	England
Nationality	British
Business occupation	Company Director

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

* Voluntary details.

Name * Style / Title	Mr.
Date of birth (Day Month Year)	15 06 1951
Forename(s)	Richard Lee
Surname	Banks
Address	Maple Cottage, Leas Garden, Jackson Bridge
Post town	Holmfirth
County / Region	West Yorkshire
UK Postcode	HD7 1UG
Country	England
Nationality	British
Business occupation	Wholesale Banking Director

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Name

Field	Value
* Style / Title	Mr
Date of birth (Day Month Year)	26 03 1937
Forename(s)	Malcolm Peter Speight
Surname	Barton
Address	Sydenhams
Post town	Bisley
County / Region	Gloucestershire
UK Postcode	GL6 7BU
Country	England
Nationality	British
Business occupation	Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Field	Value
* Style / Title	Mr
Date of birth (Day Month Year)	26 03 1962
Forename(s)	David Jonathan
Surname	Bennett
Address	Mill Meadow House, Mill Lane
Post town	Lower Slaughter
County / Region	Gloucestershire
UK Postcode	GL54 2HX
Country	
Nationality	British
Business occupation	Group Finance Director

Blueprint

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: The Honourable

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 2 2 0 8 1 9 4 0

Forename(s): David Peter

Surname: Brougham

Address: Folly House

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Bampton

County / Region: Oxfordshire

UK Postcode: OX18 2JH

Country: England

Nationality: British

Business occupation: Director

* Voluntary details.

Name * Style / Title: Ms.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 3 0 0 8 1 9 4 4

Forename(s): Frances Anne

Surname: Cairncross

Address: 6 Canonbury Lane

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: London

County / Region:

UK Postcode: N1 2AP

Country:

Nationality: British

Business occupation: Management Editor of The Economist

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name * Style / Title: Mr

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 17 10 1953

Forename(s): Robert Michael

Surname: McTighe

Address: Danesbury House, 4 Waverley Grove

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Solihull

County / Region:

UK Postcode: B91 1NP

Country:

Nationality: British

Business occupation: Chief Executive

* Voluntary details.

Name * Style / Title: Mr.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Date of birth (Day Month Year): 18 09 1949

Forename(s): Richard Alan

Surname: Pym

Address: 24 Mymms Drive, Brookmans Park

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Post town: Hatfield

County / Region: Herts

UK Postcode: AL9 7AF

Country: England

Nationality: British

Business occupation: Group Chief Executive

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Field	Value
Name * Style / Title	Mr.
Date of birth (Day / Month / Year)	17 / 03 / 1963
Forename(s)	Christopher Stuart
Surname	Rhodes
Address	Stoney Hollow, North Road, South Kilworth
Post town	Lutterworth
County / Region	Leics
UK Postcode	LE17 6DR
Country	England
Nationality	British
Business occupation	Operations Director

* Voluntary details.

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Field	Value
Name * Style / Title	Mr
Date of birth (Day / Month / Year)	24 / 06 / 1946
Forename(s)	Peter John
Surname	Stone
Address	68 Ennerdale Road, Kew Gardens
Post town	Richmond
County / Region	Surrey
UK Postcode	TW9 2DL
Country	United Kingdom
Nationality	British
Business occupation	Company Director

Company No 3263713

Directors

Please list directors in alphabetical order.

Details of new directors must be notified on form 288a

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr
Date of birth (Day Month Year)	C5 12 1954
Forename(s)	Edward Jonathan
Surname	Watts

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	Westchester, 14 Firs Walk, Tewin Wood
Post town	Welwyn
County / Region	Hertfordshire
UK Postcode	AL6 ONZ
Country	England
Nationality	British
Business occupation	Managing Director

* Voluntary details.

Name

Directors In the case of a director that is a corporate or a Scottish firm, the name is the corporate or firm name.

* Style / Title	Mr.
Date of birth (Day Month Year)	21 03 1943
Forename(s)	John Robert
Surname	Windeler

Address

Usual residential address must be given. In the case of a corporation, give the registered or principal office address.

Address	One Saint Albans Mansion, Kensington Court Place
Post town	London
County / Region	
UK Postcode	W8 5QH
Country	England
Nationality	US Citizen
Business occupation	Chairman

Company No 3263713

Issued share capital

Enter details of all the shares in issue at the date of this return.

Class *(e.g. Ordinary/Preference)*	Number of shares issued	Aggregate Nominal Value *(i.e. Number of shares issued multiplied by nominal value per share, or total amount of stock)*
ORDINARY 50P EACH	475,128,778	£237,564,389.00
Totals	475,128,778	£237,564,389.00

List of past and present shareholders

(use attached schedule where appropriate)

A full list is required if one was not included with either of the last two returns.

	on paper	in another format
There were no changes in the period		
A list of changes is enclosed		
A full list of shareholders is enclosed		X

Certificate

I certify that the information given in this return is true to the best of my knowledge and belief.

Signed [signature] Date 15/10/03

† ~~a director~~ / secretary

† Please delete as appropriate.

When you have signed the return send it with the fee to the Registrar of Companies. Cheques should be made payable to **Companies House.**

This return includes 0 continuation sheets.

(enter number)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

Blueprint

CDROM/FICHE

FORM ML8

A

BULK LIST OF SHAREHOLDERS OR MEMBERS

A BULK LIST OF SHAREHOLDERS OR MEMBERS FOR THIS COMPANY HAS BEEN LODGED BUT DOES NOT APPEAR ON THIS ANNUAL RETURN MICROFICHE.

IF YOU WISH TO SEARCH THE LIST, PLEASE ENQUIRE AT THE SEARCH CONTROL COUNTER.

COMPANY NUMBER 3263713

Company No. 3263713 **File No. 82-4964**

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of
ALLIANCE & LEICESTER plc
passed on 4 May 2004

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester, LE19 0AL on 4 May 2004, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

12. THAT the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £77,042,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

13. (1) THAT subject to the passing of Resolution 12 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,556,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

14. THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 46,225,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

Simon Lloyd

Simon Lloyd
Group Secretary

Company No. 3263713 File No. 82-4964

THE COMPANIES ACTS 1985 & 1989

Special Resolutions of

ALLIANCE & LEICESTER plc

passed on 6 May 2003

At the Annual General Meeting of the Company held at Carlton Park, Narborough, Leicester LE19 0AL on 6 May 2003, the following resolutions were passed as SPECIAL RESOLUTIONS.

Special Resolutions

Agenda Item

9 **THAT** the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £80,674,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10 (1) **THAT** subject to the passing of Resolution 9 above the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985 for cash pursuant to the authority conferred by Resolution 9 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,101,000;

Alliance & Leicester plc
Company No. 3263713

(2) **THAT** the authority conferred in (1) above shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

(3) **THAT** all previous authorities under Section 95 of the Companies Act shall cease to have effect.

11 **THAT** pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence on such terms and in such manner as the Directors may determine provided that :

(a) the maximum aggregate number of ordinary shares which may be purchased is 48,404,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

Certified a true copy

J. Hepplewhite
Company Secretary

File No. 82-4964

BLUEPRINT 2000

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases Date of change of particulars: Day 17 Month 01 Year 2005

Name * Style / Title: Mr * Honours etc: BSc (Eng)

Forename(s): Robert Michael

Surname: McTighe

† Date of Birth: Day 17 Month 10 Year 1953

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Post town:

County / Region: Postcode:

Country:

Other Change *(please specify)* Occupation: Company Director.

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date**

(**~~director~~/ secretary/ ~~administrator/ administrative receiver~~/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A10 *AGHBU23J* 0445
COMPANIES HOUSE 20/01/05

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

coform

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars — Day 25 Month 10 Year 2004

Name * Style / Title: Mr. * Honours etc: BSc (Hons) FCA

Forename(s): Richard Alan

Surname: Pym

† Date of Birth — Day 18 Month 09 Year 1949

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address †† *(enter new address)* 17 Ulster Terrace, Regents Park

Post town: London

County / Region: Postcode: NW1 4PJ

Country:

†† Tick this box if the address shown is a service address for the beneficiary of a Confidentiality Order granted under the provisions of section 723B of the Companies Act 1985 ✓

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 5-11-2004

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

You do not have to give any contact information in the box opposite but if you do, it will help Companies House to contact you if there is a query on the form. The contact information that you give will be visible to searchers of the public record.

Group Secretariat, B3/F2 Carlton Park
Narborough Leicester LE19 0AL
Tel 0116 200 3855
DX number DX exchange

A99 *A55QC089* 3717
COMPANIES HOUSE 9/11/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Form April 2002

File No. 82-4964

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 15 Month 07 Year 2004

Name * Style / Title: Mr * Honours etc:

Forename(s): Timothy Simon

Surname: Lloyd

† Date of Birth: Day 20 Month 08 Year 1960

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: 3 Carisbrooke Drive, Mapperley Park

Post town: Nottingham

County / Region:

Postcode: NG3 5DS

Country:

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 20/7/2004

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 01 Month 04 Year 2004

Name * Style / Title: Mr * Honours etc:

Forename(s): David Jonathan

Surname: Bennett

† Date of Birth: Day 26 Month 03 Year 1962

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

The Old Rectory, Church Lane

Post town: Thornby

County / Region: Northants Postcode: NN6 8SN

Country: United Kingdom

Other Change *(please specify)*

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31/3/04

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A31N9TY1 A24 COMPANIES HOUSE 0458 03/04/04

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Blueprint 2000
Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 06 Month 11 Year 2003

Name * Style / Title: Mr. * Honours etc: BA, MBA

Forename(s): John Robert

Surname: Windeler

† Date of Birth: Day 21 Month 03 Year 1943

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: Stoneheads, The Old SchoolHouse, Main Street

Post town: Ashley

County / Region: Nr Market Harborough Postcode: LE16 8HF

Country:

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 6/11/03

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A41 *ARO4HPU9* COMPANIES HOUSE 0527 08/11/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No: 82-4964

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 01 Month 10 Year 2003

Name * Style / Title: Mr. * Honours etc: BSc(Hons), ACA

Forename(s): Christopher Stuart

Surname: Rhodes

† Date of Birth: Day 17 Month 03 Year 1963

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*

Post town:

County / Region: Postcode:

Country:

Other Change *(please specify)*: Occupation: Managing Director - Retail Banking.

A serving director, secretary etc must sign the form below.

* Voluntary details.
† Directors only.
** Delete as appropriate.

Signed [signature] **Date** 15.10.03

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A05 *A8L0BP8Z* 0334
COMPANIES HOUSE 16/10/03

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Blueprint 2000 Company Secretary

288c

CHANGE OF PARTICULARS for director or secretary

(NOT for appointment (use Form 288a) or resignation (use Form 288b))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Changes of particulars form

Complete in all cases

Date of change of particulars: Day 28 Month 02 Year 2003

Name * Style / Title: Mr * Honours etc:

Forename(s): David Jonathan

Surname: Bennett

† Date of Birth: Day 26 Month 03 Year 1962

Change of name *(enter new name)*

Forename(s):

Surname:

Change of usual residential address *(enter new address)*: Mill Meadow House, Mill Lane

Post town: Lower Slaughter

County / Region: Gloucestershire Postcode: GL54 2HX

Country:

Other Change *(please specify)*:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 28/2/03

* Voluntary details.
† Directors only.
** Delete as appropriate.

(**director/ secretary/ administrator/ administrative receiver/ receiver manager/ receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A07 COMPANIES HOUSE 0708 04/03/03

…n you have completed and signed the form please send it to the …strar of Companies at:

…panies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
…ompanies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	07	2004
† Date of Birth	24	07	1947

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mrs
* Honours etc	
Forename(s)	Margaret
Surname	Salmon
Previous forename(s)	
Previous surname(s)	
Usual residential address	16 Box Lane
Post town	Hemel Hempstead
Postcode	HP3 0DJ
County / Region	Hertfordshire
Country	
† Nationality	British
† Business occupation	Non Executive Director
† Other directorships (additional space next page)	See attached schedule

I consent to act as ** director / secretary of the above named company

Consent signature [signature] **Date** 2/7/04

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 6/7/04

(**a director / secretary / administrator / administrative receiver / receiver manager / receiver)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL
Tel
DX number DX exchange

A24 *A482JWLO* 0150
COMPANIES HOUSE 07/07/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3263713

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Name Margaret Salmon

Company Name	Resignation
BBC Pension Trust Limited	30/04/2001
BBC Pension Trust Limited	30/06/2001
BBC Resources Limited	30/04/2001
Kingfisher plc	
Manchester Airport Plc	28/03/2002
National Film and Television School (The)	31/05/2001
Sector Skills Development Agency Limited	
The Manchester Airport Group plc	31/12/2003
UFI Charitable Trust	
UFI Limited	

File No. 82-4964

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester public limited company

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	01	01	2004
† Date of Birth	11	11	1949

Appointment as director: X — as secretary: [ ]

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title: Mrs — * Honours etc:

Forename(s): Jane Victoria

Surname: Barker

Previous forename(s): — Previous surname(s):

Usual residential address: Flat 701, 65 Hopton Street

Post town: London — Postcode: SE1 9GZ

County / Region: — Country:

† Nationality: British — † Business occupation: Accountant

† Other directorships (additional space next page): See attached schedule

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature: [signature] — **Date**: 5 DEC 2003

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed: [signature] — **Date**: 10/12/03

(**~~a director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number — DX exchange

A12 *AYHXURF2* 0314
COMPANIES HOUSE 03/01/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland — **DX 235 Edinburgh**

Company Number	3263713
† Other directorships	

† Directors only.

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Name Jane Victoria Barker

Company Name	Resignation
Bankside Lofts Management Limited	
Equitas Holdings Limited	
Equitas Limited	
Equitas Management Services Limited	
Equitas Policyholders Trustee Limited	
Equitas Reinsurance Limited	
Equitas Runoff Services Limited	

File No. 82-4964

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Appointment form

Notes on completion appear on next page.

	Day	Month	Year
Date of appointment	0 1	0 1	2 0 0 4
† Date of Birth			

Appointment as director [ ] as secretary [X] *Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Forename(s): Timothy Simon

Surname: Lloyd

Previous forename(s): Previous surname(s):

Usual residential address: 24 Shaplands, Stoke Bishop

Post town: Bristol Postcode: BS9 1AY

County / Region: Country:

† Nationality: † Business occupation:

† Other directorships (additional space next page):

I consent to act as ** ~~director~~ / secretary of the above named company

Consent signature [signature] **Date** 7/1/04

* Voluntary details.
† Directors only.
** Please delete as appropriate

A director, secretary etc must sign the form below.

Signed [signature] **Date** 7/1/04

(**a director / ~~secretary / administrator / administrative receiver / receiver manager / receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A24 *A4UZPRLS* 0586
COMPANIES HOUSE 09/01/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3263713

† Directors only. † Other directorships

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- for a married woman, the name by which she was known before marriage need not be given.
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

File No. 82-4964

Blueprint 2000 Company Secretary

288a

APPOINTMENT of director or secretary

(NOT for resignation (use Form 288b) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester public limited company

Appointment form

Notes on completion appear on next page.

Date of appointment (Day Month Year)	01 10 2003	† Date of Birth (Day Month Year)	24 06 1946
Appointment as director	X	as secretary	

Please mark the appropriate box. If appointment is as a director and secretary mark both boxes.

NAME * Style / Title	Mr.	* Honours etc	n/a
Forename(s)	Peter John		
Surname	Stone		
Previous forename(s)	n/a	Previous surname(s)	n/a
Usual residential address	68 Ennerdale Road, Kew Gardens		
Post town	Richmond	Postcode	TW9 2DL
County / Region	Surrey	Country	United Kingdom
† Nationality	British	† Business occupation	Company Director
† *Other directorships* (additional space next page)	See attached schedule		

I consent to act as ** director / ~~secretary~~ of the above named company

Consent signature [signature] **Date** 1/10/03

A director, secretary etc must sign the form below.

Signed [signature] **Date** [illegible]

(**a director / ~~secretary / administrator / administrative receiver / receiver~~ manager / receiver)

* Voluntary details.
† Directors only.
** Please delete as appropriate

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A17 *A9UTTP9Y* 0520
COMPANIES HOUSE 17/10/03

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

Company Number 3263713

† Directors only. † Other directorships

See Schedule attached

NOTES

Show the full forenames, NOT INITIALS. If the director or secretary is a corporation or Scottish firm, show the name on surname line and registered or principal office on the usual residential line.

Give previous forenames or surname(s) except:
- *for a married woman, the name by which she was known before marriage need not be given.*
- for names not used since the age of 18 or for at least 20 years.

A peer or individual known by a title may state the title instead of or in addition to the forenames and surname and need not give the name by which that person was known before he or she adopted the title or succeeded to it.

Other directorships.

Give the name of every company incorporated in Great Britain of which the person concerned is a director or has been a director at any time in the past five years.

You may exclude a company which either is, or at all times during the past five years when the person concerned was a director, was
- dormant
- a parent company which wholly owned the company making the return, or
- another wholly owned subsidiary of the same parent company.

Blueprint 2000
Company Secretary

List of other directorships
Schedule to form 288a

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

Name Peter John Stone

Company Name	Resignation
Careforce Group Limited	
CBM Holdings Ltd	24/07/2000
Close Mortgages Limited	24/07/2000
DTZ Holdings plc	
Intermediate Capital Group PLC	
Kiln Trustees Limited	
Mortgage Intelligence Limited	24/07/2000
Opus Portfolio Limited	
Opus Trust Limited	
Prompt Finance Inc (incorporated in USA)	31/07/2000
Radiant Networks PLC	06/04/2000
Saville Gordon Estates plc	16/05/2001
Smith & Williamson Holdings Limited	
Smith & Williamson Investment Management Limited	28/10/2002
SRU Limited	19/08/1999
Stone Alone Limited	
The Classical Opera Company	
Thomas Miller & Company	03/12/1999
Thomas Miller Holdings Ltd (incorporated in Bermuda)	04/07/2001
Smith & Williamson Pension Consultancy Limited	28/10/2002
Smith & Williamson Unit Trust Managers Limited	28/10/2002

File No. 82-4964

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

	Day	Month	Year
Date of termination of appointment	31	12	2004

as director X as secretary [ ]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME * Style / Title: Ms. * Honours etc: CBE, MA

Please insert details as previously notified to Companies House.

Forename(s): Frances Anne

Surname: Cairncross

	Day	Month	Year
† Date of Birth	30	08	1944

RECEIVED 2005 JAN 15 A 9:

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 31/12/04

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A41 COMPANIES HOUSE 0022 15/01/05

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

BLUEPRINT 2000

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester public limited company

	Day	Month	Year
Date of termination of appointment	30	09	2004

as director X as secretary [ ] *Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.*

NAME * Style / Title: Mr * Honours etc:

Please insert details as previously notified to Companies House.

Forename(s): Peter John

Surname: Stone

	Day	Month	Year
† Date of Birth	24	06	1946

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 01/10/04

* Voluntary details.
† Directors only.
** Delete as appropriate.

(** serving ~~director~~/secretary/~~administrator/administrative receiver/receiver manager/receiver~~)

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A19 COMPANIES HOUSE 0285 05/10/04

When you have completed and signed the form please send it to the Registrar of Companies at:
Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Blueprint 2000
Company Secretary

288b

Terminating appointment as director or secretary

(NOT for appointment (use Form 288a) or change of particulars (use Form 288c))

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester public limited company

	Day	Month	Year
Date of termination of appointment	01	01	2004

as director [ ] as secretary [X]

Please mark the appropriate box. If terminating appointment as a director and secretary mark both boxes.

NAME

* Style / Title	Mr.
* Honours etc	
Forename(s)	Julian
Surname	Hepplewhite

Please insert details as previously notified to Companies House.

† Date of Birth: Day __ Month __ Year ____

A serving director, secretary etc must sign the form below.

Signed [signature] **Date** 7/1/04

(** serving director/secretary/administrator/administrative receiver/receiver manager/receiver)

* Voluntary details.
† Directors only.
** Delete as appropriate.

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Group Secretariat, Building 3 Floor 2, Carlton Park,
Narborough, Leicester, LE19 0AL

Tel

DX number DX exchange

A24 *A4UZ0RL8* 0587
COMPANIES HOUSE 09/01/04

When you have completed and signed the form please send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
for companies registered in England and Wales
or
Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
for companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	470		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	860		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Caroline Ward	Class of shares allotted: Ordinary	Number allotted: 470
Address: 7a Kimberley Road Baginton Coventry		
UK postcode: CV8 3AQ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 16-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	12,481	13,432	2,906
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	805.5	670	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Pilkington	Class of shares allotted: Ordinary	Number allotted: 28,819
Address: Limehurst Woburn Sands Milton Keynes		
UK postcode: MK17 8NP		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 16-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	05	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	502	1,562	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	671.2	644.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: See attached schedule	Ordinary	502
Address:		
UK postcode:		
Name: See attached schedule	Ordinary	1,562
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 05-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3538

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

9th May 2005

Alliance Leicester

2001 3 Year Maturity 21st Tranche

Name		Address				Total Options Exercised
NITA	DOSHI	25 Priory Gardens	Sudbury	Wembley	HA0 2QP	1202
JOYCELYN	LIDDELL	13 Pooltown Road	Whitby	Cheshire	CH65 7AA	60
SARAH	STURGESS	2 Goosedale Court	Tong	Bradford	BD4 0TT	300
						1562

9th May 2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 21st Tranche

Name		Address					Options Exercised
JULIA	HARVEY	22 Arley Street	Armley	Leeds	West Yorkshire	LS12 2PD	301
VERSA	LAXMAN	19 Lime Tree Avenue	Birstall	Leicester	Leicestershire	LE4 4LQ	201
							502

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	199	157	1,004
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	689p	668p	671.2p

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 199
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 157
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,004
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 03-May-2005

A ~~director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 20.04.05

Alliance Leicester

			Early Exercise 2003 Scheme				**Total Options Exercised**
Mrs	Karen	Hannah	35 The Green	Dartford	Kent	DA2 6JS	199

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 20.04.05

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address				Total Options Exercised
Mrs	Karen	Hannah	35 The Green	Dartford	Kent	DA2 6JS	157

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

3rd May 2005

Alliance Leicester

1999 5 Year Maturity 20th Tranche

Name		Address					Options Exercised
SARAH	BOWERS	22 Peatling Road	Countesthorpe	Leicester	LE8 5RD		201
MANDY	JEFFERY	41 Hendra Vale	Launceston	PL15 7HF			301
FRANCES	JONES	14 Whinney Grove West	Maghull	Liverpool	Merseyside	L31 5JP	502
							1004

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,460	1,385	2,808
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. [illegible]

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Agnes Davidson	Ordinary	2,845
Address: Avalon 6 Gourdiehill Grange Error - Perth		
UK postcode: PH2 7TB		
Name: Alastair Price	Ordinary	2,808
Address: Four Winds Houghton Hill Houghton Huntingdon - Cambs		
UK postcode: PE28 2BS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 03-May-2005

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	401	2,404	2,822
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	671.2	644.4	644.4

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 401
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,404
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,822
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 03-May-2005

A ~~director~~ / secretary / administrator / ~~administrative receiver / receiver~~ manager / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3538
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25th April 2005

Alliance Leicester

2001 3 Year Maturity 19th Tranche

Name			Address				Total Options Exercised
SANDRA	ALLDRITT	145 Enderby Road	Whetstone	Leicester		LE8 6JJ	60
EDWARD	BERRY	97 Gardner Avenue	Bootle	Merseyside		L20 6EF	120
PAUL	BRENNAN	Halstead Lodge	247 Swithland Lane	Rothley	Leicestershire	LE7 7SJ	751
ANN	KELLY	83 Keir Hardie Avenue	Bootle	Merseyside		L20 ODN	150
SARAH	LARKIN	22 Almond Avenue	Burscough	Lancashire		L40 0SF	120
MICHELLE	LYNAM	8 Tillingham Road	Humberstone Green	Leicester	Leicestershire	LE5 0AH	120
JAYESH	PANKHANIA	49 Milton Crescent	Leicester			LE4 OPA	180
LIAM	RICHARDS	6 Robinson Road	Whitwick	Leicestershire		LE67 5EZ	601
CHRISTINE	WILLIAMS	12 Harvington Drive	Southport	Merseyside		PR8 2QT	270
SUSAN	WOODS	671 Saffron Lane	Leicester			LE2 6TE	300
CHRISTOPHER	WOOLLATT	15 Fairstone Hill	Oadby	Leicester	Leicestershire	LE2 5RL	150
							2822

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

3rd May 2005

Alliance Leicester

2001 3 Year Maturity 20th Tranche

Name		**Address**				**Total Options Exercised**
RUSSELL	CARTER	52 Holborn Hill	Ormskirk	Lancashire	L39 3LH	1503
MARIE	CHAKRABORTY	Chuckles	3 Glebelands	Chudleigh	TQ13 0GB	150
VIVIENNE	SMITH	18 Woodhall Park Mount	Stanningley	Pudsey	LS28 7HE	601
ELENA	VAZ	38 Victoria Drive	Groby	Leicester	LE6 0ED	120
CHRISTINE	WELLS	43 The Pastures	Cowbit	Spalding	PE12 6FL	30
						2404

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25th April 2005

Alliance Leicester

1999 5 Year Maturity 19th Tranche

Name		Address					Options Exercised
THOMAS	LOUGHLIN	80 Orleans Road	Old Swan	Liverpool	Merseyside	L13 5XW	301
JONATHAN	MARVELL	69 Park Road	Earl Shilton	Leicester	Leicestershire	LE9 7EP	100
							401

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	05	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	640		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Mellow	Class of shares allotted: Ordinary	Number allotted: 640
Address: 134 Braywick Road Maidenhead Berks		
UK postcode: SL6 1DJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 03-May-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,411	752	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	671.2	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,411
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 752
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ Date 15-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

18th April 2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 18th Tranche

Name		Address					Options Exercised
ELIZABETH	LARKIN	59 Thomson Road	Seaforth			L21 1AN	100
JANICE	LEWIN	28 Twycross Road	Burbage	Hinckley	Leicestershire	LE10 2SG	150
MARIA	TYAS	226 Muirhead Avenue East	West Derby	Liverpool	Merseyside	L11 1EP	502
							752

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

18th April 2005

Alliance Leicester

2001 3 Year Maturity 18th Tranche

Name		Address				Total Options Exercised
PETRONE	CARROLL	26 Ridley Close	Cropston	Leicester	LE7 7HB	120
ELIZABETH	EATON	16 Redhall Crescent	Edinburgh		EH14 2HU	120
JAMES	JAMIESON	Lyndene 87 Moss Lane	Burscough	Lanc	L40 4AR	120
BRETTA	KANE	7 Gatley Drive	Maghull	Liverpool	L31 3DH	451
BARBARA	MOON	8 Earl Road	Bootle	Merseyside	L20 9JQ	150
DEIRDRE	PENNOCK	3 The Grove	Ormskirk	Lancashire	L39 3AL	150
BHARTI	SUDRA	47 Ring Road	Stoneygate	Leicestershire	LE2 3RS	300
						1411

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,026		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Howard Worthington	Class of shares allotted: Ordinary	Number allotted: 2,026
Address: 15 Westover Road Maghull Liverpool Merseyside		
UK postcode: L31 7BT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 12-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	04	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	201	1,893	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	671.2	644.4`	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 42 104

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Susan Gordon Address: 8 Field Walk Smallfield Surrey UK postcode: RH6 9GL	Ordinary	201
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Ordinary	1,893
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 07-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 04 2004	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,390	2,133	1,338
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	860	754.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Marlow	Class of shares allotted: Ordinary	Number allotted: 4,861
Address: Copper Beech House Holme Farm Close Willoughby on the Wolds Loughborough - Leics		
UK postcode: LE12 6SH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 07-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07 04 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,011	1,890	1,009
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	785	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alan Wall	Class of shares allotted: Ordinary	Number allotted: 5,910
Address: 5 Clengers Brow Churchtown Southport Merseyside		
UK postcode: PR9 9RW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 07-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,750	674	1,900
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	837	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Alan Wall Address: 5 Clengers Brow Churchtown Southport Merseyside UK postcode: PR9 9RW	Ordinary	1,750
Name: Patrick Ryan Address: 18 Brandreth Delph Parbold Lancs UK postcode: WN8 7AQ	Ordinary	674
Name: Michelle Price Address: 1 Wellington Close Burbage Leics UK postcode: LE10 2GH	Ordinary	1,900
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 07-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	674		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Patrick Ryan	Ordinary	674
Address: 18 Brandreth Delph Parbold Lancs		
UK postcode: WN8 7AQ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 06-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,647	652	2,270
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Price	Class of shares allotted: Ordinary	Number allotted: 1,647
Address: 17 The Chase Knaresborough North Yorkshire		
UK postcode: HG5 0SY		
Name: James Bone	Class of shares allotted: Ordinary	Number allotted: 652
Address: 1 Lynmouth Drive Gilmorton Lutterworth Leics		
UK postcode: LE17 5PG		
Name: Karen Woods	Class of shares allotted: Ordinary	Number allotted: 2,270
Address: Gooseberry Farm Holmesfield Dronfield Derbyshire		
UK postcode: S18 7WB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 06-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number Alliance & Leicester plc

Company Name in full 3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,942	1,257	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.37	6.32	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Martin Evans	Class of shares allotted: Ordinary	Number allotted: 3,942
Address: 48 Moss Lane Bramhall Stockport Cheshire		
UK postcode: SK7 1EH		
Name: Andrew Giddings	Class of shares allotted: Ordinary	Number allotted: 1,257
Address: 27 Hill Rise Woodhouse Eaves Loughborough Leics		
UK postcode: LE12 8QX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 06-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester. 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1	0 4	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,459		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	668		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,459
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 01-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 01 04 05

Alliance Leicester

Early Exercise 2004 Scheme

Name			Address						Total Options Exercised
MRS	KAREN	FINNIGAN	22 KIMBERLEY ROAD	WALLASEY	MERSEYSIDE	CH45 7NU			224
MISS	CHRISTINE	FREEMAN	121 FIRST AVENUE	WEST MOLESEY	SURREY	KT8 2QP			161
MRS	ISABEL	JEFFREY	11 WOODLAND WAY	PETTS WAY	KENT	BR5 1NB			224
MS	GERARDINE	MURPHY	5 KINGS ROAD	CROSBY	LIVERPOOL	L23 7TN			179
MRS	EDWINA	RALPH	45 GLANVILL WAY	HONITON	DEVON	EX14 2GD			143
MRS	ANDREA	RODWAY	6 COCKED HAT WOOD	CULBOKIE	DINGWALL	IV7 8JF			134
MRS	SUSAN	SPINNER	14 THE RIDINGS	EAST PRESTON	LITTLEHAMPTON	WEST SUSSEX	BN16 2TN		170
MRS	HAZEL	STEWART	LAUREL COTTAGE	WESTER BALBLAIR	BEAULY	IVERNESS-SHIRE	IV4 7BQ		224
									1459

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 04 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,054	5,113	2,102
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	632	. 689

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 12,269
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 01-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

3644

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date 01.04.05

Alliance Leicester

Early Exercise 2000 Scheme

Name			Address					Total Options Exercised
MRS	PATRICIA	GANSZCZYK	8 BENSTED	WASHFORD FARM	ASHFORD	KENT	TN23 SYQ	317
MRS	MARION	MORROW	MARDALE	KENNETH STREET	WICK	CAITHNESS	KW1 5LN	1,588
MRS	MARIAN	CHEETHAM	20 BURBO MANSIONS	SOUTH	LIVERPOOL	MERSEYSIDE	L23 6SP	3,149
								5054

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 01.04.05

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address						Total Options Exercised
MRS	SALLY	BRITTAIN	18 NIGHTJAR CLOSE	HORNDEAN	WATERLOOVILLE	HANTS	PO8 9YU		73
MRS	ELIZABETH	CLEMENTS	10 EYEWELL GREEN	SEATON	DEVON	EX12 2BW			730
MISS	SIAN	DAVIES	21 TAN Y FRON	DEGANWY	CONWY	LL31 9YN			243
MISS	CHRISTINE	FREEMAN	121 FIRST AVENUE	WEST MOLESEY	SURREY	KT8 2QP			194
MR	JOSEPH	GARBUTT	11 HODNET CLOSE	EAST HUNSBURY	NORTHAMPTON	NN4 0XY			1257
MISS	HARDEEP	KAUR	8 ARRAN CLOSE	ERITH	KENT	DA8 3SL			135
MISS	LORRAINE	LEWIS	1 PLASNEWYDD	CWRT HENRI	DRYSLWYN	CARMARTHENSHIRE	SA32 8SA		251
MRS	JEAN	MACLEOD	31 RANISH	ISLE OF LEWIS	HS2 9NN				226
MS	GERARDINE	MURPHY	5 KINGS ROAD	CROSBY	LIVERPOOL	L23 7TN			243
MS	DEBORAH	PANAYIOTOU	225 FIRS LANE	WINCHMORE HILL	LONDON	N21 2PH			155
MISS	HELEN	RAINFORD	32 TIRYDAIL LANE	AMMANFORD	DYFED	SA18 3AT			730
MRS	TERESA	SNOWLING	12 STANLEY ROAD	DISS	NORFOLK	IP22 4AZ			292
MRS	SUSAN	SPINNER	14 THE RIDINGS	EAST PRESTON	LITTLEHAMPTON	WEST SUSSEX	BN16 2TN		146
MRS	ROSEMARIE	WHITE	3 CONSTANTINE CLOSE	SEATON	DEVON	EX12 2XU			48
MRS	MARION	MORROW	MARDALE	KENNETH STREET	WICK	CAITHNESS	KW1 5LN		352
MRS	ALISON	YOUNG	3 PALMAR ROAD	MAIDSTONE	KENT	ME16 0DL			38
									5113

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address					Total Options Exercised
MRS	SALLY	BRITTAIN	18 NIGHTJAR CLOSE	HORNDEAN	WATERLOOVILLE	HANTS	PO8 9YU	53
MRS	MARGARET	BRUNTON	71 KENNEDY CRESCENT	TRANENT	EAST LOTHIAN	EH33 1DN		79
MISS	CHRISTINE	FREEMAN	121 FIRST AVENUE	WEST MOLESEY	SURREY	KT8 2QP		79
MISS	LORRAINE	LEWIS	1 PLASNEWYDD	CWRT HENRI	DRYSLWYN	CARMARTHENSHIRE	SA32 8SA	198
MRS	JEAN	MACLEOD	31 RANISH	ISLE OF LEWIS	HS2 9NN			79
MRS	CHRISTINE	METCALF	48 MORTON ROAD	EAST GRINSTEAD	WEST SUSSEX	RU19 4AG		52
MS	DEBORAH	PANAYIOTOU	225 FIRS LANE	WINCHMORE HILL	LONDON	N21 2PH		278
MRS	EDWINA	RALPH	45 GLANVILL WAY	HONITON	DEVON	EX14 2GD		238
MRS	ANDREA	RODWAY	6 COCKED HAT WOOD	CULBOKIE	DINGWALL	IV7 8JF		265
MRS	ROSEMARIE	WHITE	3 CONSTANTINE CLOSE	SEATON	DEVON	EX12 2XU		92
MRS	ALISON	YOUNG	3 PALMAR ROAD	MAIDSTONE	KENT	ME16 0DL		26
MRS	LINDA	LANE	SEAGULLS	98 ALEXANDRIA ROAD	SIDMOUTH	DEVON	EX10 9HG	663
								2102

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,544	775	1,108
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Stephen Leonard	Class of shares allotted Ordinary	Number allotted 5,427
Address Rosewood House 562 Kenilworth Road Balsall Common Warks		
UK postcode CV7 7RZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 2003853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	04	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,928		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Ian Lawrence	Class of shares allotted Ordinary	Number allotted 3,928
Address 26 Littleton Close Kenilworth Warks		
UK postcode CV8 2WA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 01-Apr-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askey, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,628		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	533		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Lawrence	Class of shares allotted: Ordinary	Number allotted: 1,628
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4376

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,238	7,159	360
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	644.4

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: John Russell SimmWh	Class of shares allotted: Ordinary	Number allotted: 9,397
Address: eelwrights Coreley Ludlow Shropshire		
UK postcode: SY8 3AS		
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 360
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

29th March 2005

Alliance Leicester

2001 3 Year Maturity 16th Tranche

Name		Address					Total Options Exercised
DAVID	BIGGS	126 Forest Road	Narborough	Leicester	Leicestershire	LE19 3ET	180
MICHAEL	WARDALE	13 Gladstone Road	Seaforth	Merseyside	L21 1DG		180
							360

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,254		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Michael Thomas	Class of shares allotted: Ordinary	Number allotted: 2,254
Address: Oxholme Devon Lane Bottesford Notts		
UK postcode: NG13 0BZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	716	630	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	870.5	870.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Darren Hickman	Class of shares allotted: Ordinary	Number allotted: 716
Address: 2 Coverdale Road, Wigston, Leicester		
UK postcode: LE18 3RY		
Name: Kevin Chowne	Class of shares allotted: Ordinary	Number allotted: 630
Address: 13 Glebe Road, West Bridgford, Nottingham		
UK postcode: NG2 6DS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ____________________ **Date** 21-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day / Month / Year	Day / Month / Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21 / 03 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	822		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
David Patton	Ordinary	822
Address North Lodge 14 Folville Street Ashby Folville Leics		
UK postcode LE14 2TE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Si Lloyd Date 21-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0A

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21 03 2005	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,228	1,069	604
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	7.85	7.85

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing): N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alasdair Cameron	Class of shares allotted: Ordinary	Number allotted: 2,901
Address: 2 Cammo Hill Cammon Edinburgh Lothian		
UK postcode: EH4 8EY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 21-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0A

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,076	3,817	1,684
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	805.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alasdair Cameron	Class of shares allotted: Ordinary	Number allotted: 10,577
Address: 2 Cammo Hill Cammon Edinburgh Lothian		
UK postcode: EH4 8EY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0A

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,081	411	4,128
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	644.4	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 6,620
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Sir [signature] **Date** 18-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,038	3,141	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	668	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	Ordinary	5,179
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 18-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	620	502	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	805.5	671.	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Alastair Price	Class of shares allotted: Ordinary	Number allotted: 620
Address	Four Winds Houghton Hill Houghton Huntingdon - Cambs		
UK postcode	PE28 2BS		
Name	Douglas Southern	Class of shares allotted: Ordinary	Number allotted: 502
Address	15 Edenfield Close Southport Merseyside		
UK postcode	PR8 6LL		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,104	922	2,309
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Robert Towers	Ordinary	2,104
Address: 27 Winwick Park Avenue Winwick Warrington Cheshire		
UK postcode: WA2 8XB		
Name: Stephen Carter	Ordinary	3,231
Address: New House The Green Bitteswell Lutterworth - Leics		
UK postcode: LE17 4SB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 17-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,110	606	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Laurance Permutt	Class of shares allotted: Ordinary	Number allotted: 2,110
Address: 5 Bell Moor East Heath Road Hampstead LONDON		
UK postcode: NW3 1DY		
Name: John Hennigan	Class of shares allotted: Ordinary	Number allotted: 606
Address: 1 Woodlands Court Oadby Leicester Leics		
UK postcode: LE2 4QE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 16-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	652	1,667	892
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Geoffrey Lloyd	Class of shares allotted: Ordinary	Number allotted: 652
Address: 3 Grafton Drive Southport Merseyside		
UK postcode: PR8 2RW		
Name: James Aspinwall	Class of shares allotted: Ordinary	Number allotted: 1,667
Address: 14 Dempsey Close Lutterworth Leics		
UK postcode: LE17 4GL		
Name: Stewart Fraser	Class of shares allotted: Ordinary	Number allotted: 892
Address: Ivy House 10 Gaskell Avenue Knutsford Cheshire		
UK postcode: WA16 0DA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 15-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	2363713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	690	1,168	432
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	8.37	8.37	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Simon Hull	Ordinary	690
Address: 1c Eagle Towers The Promenade Port Erin Isle of Man		
UK postcode: IM9 6LA		
Name: Steven Brown	Ordinary	1,168
Address: Kents Farm Pershore Road Great Comberton Pershore - Hereford & Worcs		
UK postcode: WR10 3DX		
Name: James Aspinwall	Ordinary	432
Address: 14 Demsey Close Lutterworth Leics		
UK postcode: LE17 4GL		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 15-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

co form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	2363713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,258	1,382	1,284
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	8.37	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-[illegible]

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Swann	Ordinary	8,258
Address: Neild House, Beamond End, Amersham, Bucks		
UK postcode: HP7 0QT		
Name: Alan Wall	Ordinary	1,382
Address: 5 Clengers Brown, Churchtown, Southport		
UK postcode: PR9 9RW		
Name: Richard Price	Ordinary	1,284
Address: 17 The Chase, Knaresborough, Nth Yorkshire		
UK postcode: HP5 0SY		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 15-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	2363713

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,746	2,062	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	8.37	8.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4064

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Karen Woods	Ordinary	1,746
Address: Gooseberry Farm Holmsfield Dronfield		
UK postcode: S18 7WB		
Name: William Sutton	Ordinary	2,062
Address: 1 Fieldhurst Stony Butts Lane Barkisland Halifax		
UK postcode: HX4 0JU		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 15-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	Alliance & Leicester plc
Company Name in full	2363713

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15 / 03 / 2005	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,437	540	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	8.37	8.37	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Martin Harrison	Class of shares allotted: Ordinary	Number allotted: 1,977
Address: 11 Greenway Kibworth Leics		
UK postcode: LE8 0LU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode: HX4 0JU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 15-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,728	2,805	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	689	668	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 4,533
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 09-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 03 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,348	777	2,585
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	644.4	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 6,710
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 09-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

cc form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,837	782	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	785	6.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Colin Jones	Class of shares allotted: Ordinary	Number allotted: 1,837
Address: 13 Sunningdale Drive Blundellsands Merseyside		
UK postcode: L23 7XA		
Name: Alan Wall	Class of shares allotted: Ordinary	Number allotted: 782
Address: 5 Clengers Bow Churchtown Southport Merseyside		
UK postcode: PR9 9RW		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ **Date** 08-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	03	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	8,455	3,783	622
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	890.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Geoffrey Lloyd	Ordinary	8,455
Address: 3 Grafton Drive Ainsdale Southport Merseyside		
UK postcode: PR8 2RW		
	Class of shares allotted	Number allotted
Name: David Marlow	Ordinary	3,783
Address: Copper Beach House Holme Farm Close Main Street Willoughby on the Wolds - Leics		
UK postcode:		
	Class of shares allotted	Number allotted
Name: Darren Hickman	Ordinary	622
Address: 2 Coverdale Road Wigston Leicester		
UK postcode: LE18 3RY		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 03-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	03	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,494		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	644.4		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: See attached schedule	Class of shares allotted: Ordinary	Number allotted: 2,494
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03-Mar-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28th February 2005

Alliance Leicester

2001 3 Year Maturity 14th Tranche

Name		Address					Total Options Exercised
HARDAYAL	DHILLON	102 Braunstone Lane	Leicester			LE3 2RU	451
SHARON	KENNEDY	23 Hopefield Chase	Rothwell	Leeds	West Yorkshire	LS26 0XX	240
TRACEY	LOWE	24 Ryeground Lane	Freshfield			L37 7EQ	601
SEAN	RABBITTE	4 Cole Crescent	Aughton	Ormskirk	Lancashire	L39 5AJ	601
RAHEEL	SHEIKH	37 Uplands Road	Oadby	Leicester		LE2 4NT	601
							2494

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 28 Month 02 Year 2005	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,866	96	234
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	632	689

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES	Ordinary	4,196
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 28-Feb-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

Date: 18.02.05

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2000 Scheme

Name			Address					Total Options Exercised
MR	DAVID	DONALD	2 MERRYWEATHER ROAD	SWAFFHAM	NORFOLK	PE37 7GB		388
MR	SIMON	HOUSEMAN	8 CHURCH STREET	THURLASTON	LEICESTER	LE9 7TA		2329
MRS	HELEN	PORTAS	14 POPPY LANE	STOCKTON ON TEES	TS19 8FL			776
MRS	LYNNE	ROBERTS	5 RAME CROFT	RAME	PENRYN	CORNWALL	TR10 9NB	373
								3866

G32

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 18.02.05

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address				Total Options Exercised
MR	BALRAJ	DUNNA	44 BROCKLEY GROVE	CROFTON PARK	LONDON	SE4 1RJ	96

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Date: 18.02.04

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address				Total Options Exercised
MR	BALRAJ	DUNNA	44 BROCKLEY GROVE	CROFTON PARK	LONDON	SE4 1RJ	34
MRS	GAIL	JACKSON	10 STONEHAVEN CLOSE	ARNOLD	NOTTINGHAM	NG5 8QZ	200
							234

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	18	02	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	600	903	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	671.2	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: See attached schedules	Ordinary	1,503
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 18-Feb-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

21st February 2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 13th Tranche

Name		Address					Options Exercised
AJITA	KESHAVJI	482 Melton Road	Belgrave	Leicester		LE4 7SP	251
FAYE	MORRELL	17 Dudley Road	Sale	Cheshire		M33 7BD	502
TERESA	WAKEFIELD	The Bungalow	Court at Street	Lympne	Hythe	CT21 4PF	150
							903

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

21st February 2005

Alliance Leicester

2001 3 Year Maturity 13th Tranche

Name		Address						Total Options Exercised
ANN	BATES	'Hamlee'	7a Welford Road	Wigston	Leicester		LE18 3SP	120
STEPHANIE	CASHMORE	21 Northgate Road	Stoneycroft	Liverpool		Merseyside	L13 6RS	300
LYNN	KENWRIGHT	5 Ewart Road	Bowring Park	Liverpool			L16 2LH	120
SANDRA	MCDONALD	18 Gladeside			St Albans	Hertfordshire	AL4 9JA	60
								600

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	02	2005			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	450		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (*including any share premium*)	644.4		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	Ordinary	450
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 07-Feb-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4376
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

7th February 2005

Alliance Leicester

2001 3 Year Maturity 12th Tranche

Name		Address					Total Options Exercised
KIRSTIE	CHARNOCK	120 Chorley New Road	Horwich	Bolton		BL6 5QN	150
CHRISTOPHER	RAYNER	Trustrams 2 Star Meado	Bossingham	Canterbury	Kent	CT4 6DY	120
LYNN	ROBSON	10 Central Avenue	Wesham	Nr Preston	Lancashire	PR4 3DL	60
DEBRA	SUTTON	2 Park Place	Church Road	Willesborough	Kent	TN24 0JX	120
							450

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 2 0 2 2 0 0 5	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	51,271	1,497	502
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.455	632	671.2

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Alliance & Leicester plc Share Incentive Plan (SIP)	Ordinary	51,271
Address: Customer Service Centre, Carlton Park, Narborough, Leicester		
UK postcode: LE19 0AL		
Name: SEE ATTACHED SCHEDULE	Ordinary	1,497
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	502
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02-Feb-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

01.02.05

Alliance Leicester

Early Exercise 2002 Scheme

Name		Address					Total Options Exercised
JANE	SMITH	23 JUBILEE ROAD	WATFORD	HERTS	WD24 5HJ		363
DAVID	MORGAN	CLEVELAND	10 MAIN ROAD	EAST HAGBOURNE	OXON	OX11 9LJ	1,134
							1,497

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

01.02.05

Alliance Leicester

Early Exercise 1999 Scheme

Name		Address		Total Options Exercised
JOANNE	BURKE	2 JOHN LENNON DRIVE LIVERPOOL	L6 9HT	502
				502

File No. 82-4964

companies house form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	01	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,141	130	1,226
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	644.4	8.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 2,497
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 21-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	117		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 117
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 21-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	From: Day 21, Month 01, Year 2005	To: Day , Month , Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,658	2,462	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	671.2	644.4	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	4,120
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

24th November 2004

Alliance Leicester

1999 5 Year Maturity 11th Tranche

Name		Address					Options Exercised
STEVEN	CLIFF	Paddock View	Frolesworth Road	Leire	Leicestershire	LE17 5HJ	1508
DEBRA	RIDGEWELL	12 Derwent Avenue	Churchtown	Southport	Merseyside	PR9 7PX	150
							1658

24th January 2005

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2001 3 Year Maturity 11th Tranche

Name		Address					Total Options Exercised
CHRISTINE	BOYCOTT	6 Fenton Close	Woodlesford	Leeds		LS26 8WE	751
CRAIG	BOYCOTT	6 Fenton Close	Woodlesford	Leeds		LS26 8WE	150
BRENDA	COOKSON	53 Muspratt Road	Seaforth	Liverpool	Merseyside	L21 4NW	180
ANGELA	GOLIGHTLY	15 Pettigrew Close	Walnut Tree	Milton Keynes		MK7 7LL	150
SHABANA	MAHMUD	180 Whalley New Road		Blackburn	Lancashire	BB1 9TN	120
IAN	MCALLEY	11a Blemheim Avenue	Litherland	Liverpool	Merseyside	L21 8LN	120
PAULA	PAYNTER	402 Overpool Road	Great Sutton	Sutton	Wirral	CH66 2JH	240
JARRARD	REDFORD	1 Kayfields	Harwood	Bolton		BL2 4DY	150
KEELEY	WALLACE	5 Rectory Close	Swinford	Lutterworth		LE17 6BR	601
							2462

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,572	968	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	860	879.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Paul Christopher McCabe	Class of shares allotted: Ordinary	Number allotted: 2,540
Address: 53 Cuckmere Road Seaford East Sussex		
UK postcode: BN25 3RS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 17-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	628	1,722	1,444
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	879.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Paul Christopher McCabe	Ordinary	3,794
Address 53 Cuckmere Road Seaford East Sussex		
UK postcode BN25 3RS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 17-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,343	452	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	671.2	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	2,795
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ Date 12-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	676	810	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	900.5	900.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Morgan	Class of shares allotted: Ordinary	Number allotted: 1,486
Address: Cleveland 10 Main Road East Hagbourne Oxfordshire		
UK postcode: OX11 9LJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	01	2005			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	4,754	6,837	2,078
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	754.5	795	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-1964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Helena Wells	Class of shares allotted: Ordinary	Number allotted: 13,669
Address: 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode: WA4 5DB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 01 / 2005	

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	4,473	4,338	4,405
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	834	860	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Helena Wells	Ordinary	13,216
Address 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode WA4 5DB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 01 / 2005	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,002	2,076	1,512
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	860	754.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Helena Wells	Class of shares allotted: Ordinary	Number allotted: 4,590
Address: 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode: WA4 5DB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 5 0 1 2 0 0 5	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,626		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graeme Findlay	Class of shares allotted: Ordinary	Number allotted: 2,626
Address: 39 Meadow Close, Hockley Heath, Solihull, Warks		
UK postcode: B94 6PG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 05-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 5	0 1	2 0 0 5			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Crdinary
Number allotted	2,512	5,454	2,726
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Helena Wells	Class of shares allotted: Ordinary	Number allotted: 10,692
Address: 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode: WA4 5DB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	220		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	689		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 220
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

04.01.05

Alliance Leicester

Early Exercise 2003 Scheme

Name		Address				Total Options Exercised
MISS	LORRAINE PUGH	96 TEIGNMOUTH ROAD	WILLESDEN GREEN	LONDON	NW2 2DY	220

689

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	01	2005			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,253	92	874
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	364.4	644.4	632

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULES	Ordinary	3,219
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Jan-2005

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

04.01.05

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2000 Scheme

Name			Address				Total Options Exercised
MS	NICOLA	BARRETT	26 LODGE FARM COURT	CASTLETHORPE	MILTON KEYNES	MK19 7HA	448
MISS	VERONICA	KELLY	56 ROSE AVENUE	BOOTLE	MERSEYSIDE	L20 6LW	760
MRS	DEBRA	MORRISON	58 CARRONSIDE STREET	FALKIRK	FK2 7QD		298
MR	KEN	SHAW	288 LONDON ROAD	APPLETON	WARRINGTON	CHESHIRE WE4 5DR	747
							2253

364 ll

04.01.05

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MRS	DEBORAH	MATTHEWS	21 ST LAWRENCE CLOSE	KNOWLE	SOLIHULL	B93 0EU	92

644.4

04.01.05

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
MR	KEN	SHAW	288 LONDON ROAD	APPLETON	WARRINGTON	CHESHIRE	WE4 5DR	656
MRS	KATE	WILLSON	HILLSIDE COTTAGE	CHURCH HILL	HOLLOWELL	NORTHAMPTON	NN6 8RR	218
								874

632

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,651	150	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.712	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,801
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed Sim Ward **Date** 23-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Paul Askew, Share Scheme Manager, Alliance & Leicester
	Carlton Park, Narborough, Leicester LE19 0AL
	Tel 0116 200 3853
	DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	4,322	534	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	670	678.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Paul Lister	Ordinary	4,856
Address 7 Lighthorne Drive Ainsdale Southport Merseyside		
UK postcode PR8 2SU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,365	1,728	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	805.5	678.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Wilkinson	Class of shares allotted: Ordinary	Number allotted: 8,093
Address: 5 Bonner Close Oadby Leicester		
UK postcode: LE2 4UZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 22-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,218	9,888	2,993
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	6.70	7.85

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Wilkinson	Class of shares allotted: Ordinary	Number allotted: 17,099
Address: 5 Bonner Close Oadby Leicester		
UK postcode: LE2 4UZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 22-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Paul Askew, Share Scheme Manager, Alliance & Leicester
	Carlton Park, Narborough, Leicester LE19 0AL
	Tel 0116 200 3853
	DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,508	1,441	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.712	6.444	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 2,949
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 21-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

21st December 2004

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 8th Tranche

Name		Address				Options Exercised
CAROLE	RATCLIFFE	Potters Cottage	2 Uppingham Road	Billesdon	Leicestershire LE7 9AR	1508
						1508

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

21st December 2004

Alliance Leicester

2001 3 Year Maturity 8th Tranche

Name		Address					Total Options Exercised
JULIE	EVANS	Flat 1/1	15 Innellan Place	Glasgow		G20 0DY	300
EDWINA	RALPH	45 Glanvill Way	Honiton	Devon		EX14 2GD	360
JANET	ROSS	22 Garden Street	Dalrymple	Ayr		KA6 6DG	120
IAN	WOOD	11 Aspen Drive	Countesthorpe	Leicester	Leicestershire	LE8 3SA	150
PAUL	SMETHURST	161 Kirkway	Alkrington	Middleton		M24 1LP	511
							1441

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,290	1,961	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	860	879.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
JOSEPH GARBUTT	Ordinary	7,251
Address 11 Hodnut Close Butts Road East Hunsbury Northants		
UK postcode NN4 0XY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 21-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,156	5,036	4,837
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	754.5	879.5	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Giddings Address: 27 Hill Rise Woodhouse Eaves Leicestershire UK postcode: LE12 8QX	Class of shares allotted: Ordinary	Number allotted: 15,029
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,834	2,232	7,437
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	837	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Giddings Address: 27 Hill Rise, Woodhouse Eaves, Leicestershire UK postcode: LE12 8QX	Ordinary	11,503
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 3853	
DX number 11000	DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,672	4,190	1,910
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	7.545	8.60

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Giddings	Class of shares allotted: Ordinary	Number allotted: 7,772
Address: 27 Hill Rise Woodhouse Eaves Leicestershire		
UK postcode: LE12 8QX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 15-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	12	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	603	2,514	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.712	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 3,144
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

13th December 2004

Alliance Leicester

2001 3 Year Maturity 7th Tranche

Name		Address					Total Options Exercise
IRENE	BAILEY	9 Charnwood Street	Coalville	Leicester	Leicestershire	LE67 3DH	240
KAREN	HOY	67 Sidney Road	Bootle	Liverpool	Merseyside	L20 9LB	300
SUSAN	PANTHER	19 Egerton Road	Blackpool	Lancs		FY1 2NP	90
							630

13th December 2004

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 7th Tranche

Name		Address					Options Exercised
PARUL	MANEK	3 Avington Close	Heathley Park	Leicester	Leicestershire	LE3 9ET	2514
							2514

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1	12	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,551		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (*including any share premium*)	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David McMath	Class of shares allotted: Ordinary	Number allotted: 1,551
Address: 5 Arcalia Drive Melbourne Derbyshire		
UK postcode: DE73 1LT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 14-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	401	4,717	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.712	6.444	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 5,118
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

2nd December 2004

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1999 5 Year Maturity 6th Tranche

Name		Address					Options Exercised
DEBORAH	GREEN	12 Cheddar Road	Wigston Magna	Leicester	Leicestershire	LE18 3PH	301
LYNDA	IRONS	16 Ashgrove	Scone	Perth		PH2 6NU	100
							401

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

6th December 2004

Alliance Leicester

2001 3 Year Maturity 6th Tranche

Name		**Address**					**Total Options Exercised**
HELEN	ALLAN	53 Poulton Road	Spital	Wirral		CH63 9LD	902
RICHARD	ELLISON	54 Park View	Sharnford	Hinckley	Leicestershire	LE10 3PT	601
HILARY	KILBURN	29 Ridge View Drive	Birkby	Huddersfield	West Yorkshire	HD2 2EX	60
KERRY	MERCER	15 Michael Nairn Parade	Kirkcaldy	Fife		KY2 5PD	150
JOHN	MOFFAT	25b Tolbooth Street	Kirkcaldy	Fife		KY1 1RW	60
PAUL	MURRAY	95 Downlands Avenue	Worthing	West Sussex		BN14 9HF	180
SAMANTHA	PAGE	11 Hooley Range	Heaton Moor	Stockport		SK4 4HU	180
SHONAID	PARK	23 Springfield Gardens	Lawthorn	Ayrshire		KA11 2DD	300
CLARE	PARSONS	60 Little Dale	Wigston Harcourt	Leicester	Leicestershire	LE18 3LF	1503
PAUL	SILSBY	35 Shrewsbury Ave	Aintree	Liverpool	Merseyside	L10 2LD	180
JULIE	TOMLINSON	74 Whitley Crescent	Wigan	Lancashire		WN1 2PP	601
							4717

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,837	2,180	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	834	837	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JOSEPH GARBUTT	Class of shares allotted: Ordinary	Number allotted: 8,017
Address: 11 Hodnet Close East Hunsbury Northampton		
UK postcode: NN4 0XY		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 02-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

1 ile No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,920	2,648	828
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	860	754.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JOSEPH GARBUTT	Class of shares allotted: Ordinary	Number allotted: 5,396
Address: 11 Hodnut Close East Hunsbury NORTHANTS		
UK postcode: NN4 0XY		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 02-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,798	8,711	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

AAPA-82 [illegible]

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: JOSEPH GARBUTT	Ordinary	14,509
Address: 11 Hodnot Close, East Hunsbury, NORTHANTS		
UK postcode: NN4 0XY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 02-Dec-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	11	2004			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	2,492		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (including any share premium)	6.444		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing): N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
PLEASE SEE SCHEDULE	Ordinary	2,492
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed __________ **Date** 30-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	12	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,063		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	900.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Pym	Class of shares allotted: Ordinary	Number allotted: 5,063
Address: 24 Mymms Drive, Brookmans Park, Hatfield, Herts		
UK postcode: AL9 7AF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 2	1 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,620		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	678.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Pilkington	Class of shares allotted: Ordinary	Number allotted: 2,620
Address: 11a Weathercock Lane Woburn Sands Milton Keynes		
UK postcode: MK17 8NP		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 22-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	22	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,140	401	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.712	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED LISTS	Class of shares allotted: Ordinary	Number allotted: 1,541
Address:		
UK postcode		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

22nd November 2004

Alliance Leicester

2001 3 Year Maturity 4th Tranche

Name		Address					Total Options Exercise
SAMIR	PATEL	6 Heawood Way	Thorpe Astley	Leicester	Leicestershire	LE3 3TJ	60
CAROL	RICHARDSON	Plumtree Farm	Old Romney	Romney Marsh	Kent	TN29 9SF	150
GORDON	RICHARDSON	11 Morgan Close	New Arley	Coventry		CV7 8PR	270
DEBORAH	SMALL	30 Bolus Road	Thorpe Astley	Leicester		LE3 3EH	300
LAURA	STUDLEY	5 Meadowview Court	Dobshill	Deeside		CH5 3LX	180
DEBORAH	TAYLOR	19 Derwent Drive	Kearsley	Bolton	Lancashire	BL4 8PP	180
							1140

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

22nd November 2004

Alliance Leicester

1999 5 Year Maturity 4th Tranche

Name		Address						Options Exercised
PAMELA	CARTER	16 Ann Road	Wythall	Birmingham	West Midlands		B47 6EP	100
STEPHEN	STAMMERS	Lynton House	13 Long Pastures	Glemsford	Sudbury	Suffolk	CO10 7SS	301
								401

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	11	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	180	2,138	34
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	6.444	6.32	6.89

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,352
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

16.11.04

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2001 Scheme

Name			Address			Total Options Exercised
MRS	SUSAN	PERRY	1 PARK AVENUE	SHOREHAM-BY-SE WEST SUSSEX	BN43 6PH	180
						180

632

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

16.11.04

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address						Total Options Exercised
MRS	ZOE	BAILEY	24 KILNWOOD CLOSE	NOTTINGHAM	NG3 7AZ				111
MR	MICHAEL	INNES	3 EMLYN'S STREET	STAMFORD	LINCOLNSHIRE	PE9 1QP			1050
MRS	SUSAN	MACKENZIE	2 LEURBOST	ISLE OF LEWIS	HS2 9NX				77
MRS	SUSAN	PERRY	1 PARK AVENUE	SHOREHAM-BY-SEA	WEST SUSSEX	BN43 6PH			96
MR	ROGER	SILVESTER DECD	CRUCK COTTAGE	HALL LANE	WALTON	LUTTERWORTH	LEICESTERSHIRE	LE17 5RP	804
									2138

Alliance Leicester

Early Exercise 2003 Scheme

Name			Address			Total Options Exercised
MRS	SUSAN	MACKENZIE	2 LEURBOST	ISLE OF LEWIS	HS2 9NX	34
						34

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,903	753	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.712	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 3,903
Address		
UK postcode		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 753
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 12-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

15th November 2004

Alliance Leicester

2001 3 Year Maturity 3rd Tranche

Name		Address					Total Options Exercised
RICHARD	ALBINIANO	29 Gurney Crescent	Littlethorpe	Leicester	Leicestershire	LE9 5JL	902
LISA	BUTLER	18 Hollytree Lane	West End	Long Clawson	Leicestershire	LE14 4NJ	180
CHRISTINE	DUFFY	130 Stuart Road North	Bootle	Merseyside		L20 9ES	180
STEPHEN	GILL	19 Churchill Drive	Leicester Forest East	Leicester	Leicestershire	LE3 3QB	30
CLAIRE	GLOVER	9 Fitzwilliam Close	Oadby Grange	Oadby	Leicestershire	LE2 4SN	60
CHRISTINE	HARRIS	Bermolli	105 Park Crescent	Abergavenny		NP7 5TL	150
JITENDRA	JEVAN	9 Wythburn Close	Loughborough	Leicestershire		LE11 3SZ	300
ANDREW	MARRIOTT	96 Briarmeads	Oadby	Leicester	Leicestershire	LE2 5WD	300
SARAH	MC COURT	8 Eden Gardens	Rock	Dungannon	County Tyrone	BT70 3HY	120
DAVID	MCDONNELL	60 Cedar Street	Bootle	Merseyside		L20 3HF	120
DONNA	MEE	'Grasmere'	Station Street	Whetstone	Leicestershire	LE8 6JS	60
MICHELLE	PRITCHARD	5 Ffynnon Tegla	Llandegla	Denbighshire		LL11 3BJ	300
ANGELA	QUINN	10 Malvern Road	Brockwell	Chesterfield		S40 4DY	300
RHIAN	EVANS	21 Arden Vale Road	Knowle	Solihull		B93 9NS	300
RAVINDER	SAGOO	26 Moor Lane	Normanton-On-Soar	Loughborough	Leicestershire	LE12 5HD	601
							3903

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

15th November 2004

Alliance Leicester

1999 5 Year Maturity 3rd Tranche

Name		Address					Options Exercised
SHEILA	MCGRATH	8 Parkfield Road	Waterloo	Liverpool	Merseyside	L22 4RH	201
LINDA	SOUTHWARD	28 Homestead Avenue	Bootle	Merseyside		L30 8RW	251
ARTHUR	WHITAKER	9 Homeway Road	Evington	Leicester		LE5 5RH	301
							753

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,587	22,485	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.712	6.444	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	Ordinary	6,587
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	22,485
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 04-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

8th November 2004

Alliance Leicester

1999 5 Year Maturity 2nd Tranche

Name		Address						Options Exercised
DAWN	BREWIN	Ivy House Farm	Rugby Road	Brandon	Coventry		CV8 3HU	251
MARGARET	FROST	6 Chitern Drive	Winstanley	Wigan	Lancashire			502
JULIE	HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicestershire		LE9 3AR	100
MICHAEL	HAYSOM	The Squirrels	10 Fritchley Close	Huncote	Leicester	Leicestershire	LE9 3AR	100
LINDSAY	HOLMES	2 Granary Mansions	Erebus Drive	Thamesmead	London		SE28 0GH	301
VALERIE	HUDSON	1 Abbots Road South	Leicester				LE5 1DA	251
PHILIP	LIGHTFOOT	23 Chester Road	Southport	Merseyside			PR9 7HD	1005
JULIE	LOWE	4 Gainsborough Avenue	Holly Lodge	Hinckley	Leicestershire			201
HASMITA	MEHTA	22 Auckland Road	Ilford	Essex			IG1 4SD	1005
MICHAEL	MILES	52 Barkby Road	Syston	Leicester	Leicestershire		LE7 2AF	402
NISHA THAKORBHAI	NARSHI	5 Coltsfoot Road	Hamilton	Leicester			LE5 1RZ	211
DONNA	O'CONNOR	1Parham Close	Bradgate Chase	Leicester	Leicestershire		LE3 9ER	201
ANGELA	PLUMB	16 Bowland Road	Bingham	Notts			NG13 8RW	502
HUGH	POYSER	3 Mons Close	Harpenden	Herts			AL5 1TD	201
SUSAN	RAWSON	24 Victoria Grove	Horsforth	Leeds	West Yorkshire		LS18 4ST	201
JAMES	SINCLAIR-BROWN	11 Lydiate Park	Thornton	Liverpool	Merseyside		L23 1XL	502
WENDY	SUTTON	6 Fairways	Crosby	Liverpool			L23 7YD	201
ROSSLYN	VAUGHAN	33 Lansdowne Avenue	Maidstone	Kent			ME15 9DN	350
SUSAN	WOODCOCK	Rose Cottage	18 Lump Lane	Grenoside	Sheffield	South Yorkshire	S35 8PL	100
								6587

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Alliance Leicester

8th November 2004

2001 3 Year Maturity 2nd Tranche

Name		Address						Total Options Exercised
PETER	ALLEN	20 Kelmarsh Avenue	Wigston	Leicester			LE18 3QW	601
CATHERINE	BARTLEY	19 Elton Ave	Netherton	Liverpool	Merseyside		L30 3SG	120
JOANNE	GOODE	88 Packhorse Drive	Narborough	Leicester			LE19 2RP	60
CATHERINE	BEBBINGTON	30 Jersey Close	Summerfield Estate	Bootle	Merseyside		L20 4BP	150
NATALIE	BELL	3 FfordYGroes	Broadlands	Bridgend			CF31 5EQ	60
JAMES	BONE	134 Northdene Road	Knighton	Leicester			LE2 6JH	120
CHRISTINA	BOSWELL	21 Poynings Avenue	Southend On Sea	Essex			SS2 4RS	150
NINA	BOYLE	11 Cambridge Road	Cosby	Leicester			LE9 1SH	120
SALLY	BRITTAIN	12 Lamorna Gardens	Westergate	Chichester	West Sussex		PO20 6RL	60
JEANETTE	BURTON	31 Narborough Road South	Leicester				LE3 2HA	240
ANTHONY	CAREY	Flat 1 Gladstone House	62 Rodney Street	Liverpool			L1 9AD	601
BARBARA	CARLETON	22 Dawson Road	Kingston Upon Tham	Surrey			KT1 3AT	120
AJIT	CHAUHAN	63 Huggett Close	Rushey Mead	Leicester	Leicestershire		LE4 7PZ	300
DAISHIK	CHAUHAN	7 Hillberry Close	Narborough	Leicester			LE19 3EW	601
EMMA	CHILDS	12 Love Lane	London				SE25 4NG	300
KRISTINA	CLARKE	56 Salcombe Drive	Glenfield	Leicester			LE3 8AF	60
KENNETH	CRAVEN	83 Harington Road	Formby	Liverpool	Merseyside		L37 1PY	300
RICHARD	DAVIES	20 Elizabeth Way	The Beeches	Uppingham	Oakham	Leicestershire	LE15 9PQ	210
ALISON	DAVIS	2 Coles Cottages	Renney Road	Down Thomas	Plymouth	Devon	PL9 0BH	150
JOAN	DINEEN	14 Kew Gardens	Penwortham	Preston			PR1 0DR	150
ELAINE	GIBSON	2 Kirklands Park Grove	Kirkliston	West Lothian			EH29 9EU	120
PATRICIA	GIBSON	33 Camelot Way	The Pastures	Narborough	Leicester		LE9 5BT	751
SUSAN	GOULD	152 Station Road	Cropston	Leicester	Leicestershire		LE7 7HF	300
CHRISTINE	GREEN	131 Coombe Rise	Oadby	Leicester	Leicestershire		LE2 5TZ	120
IAN	GRIFFITHS	7 Tilley Close	Thorpe Astley	Leicester			LE3 3TD	500
RICHARD	HAWKER	31 Narborough Road South	Leicester				LE3 2HA	120
JEAN	HEATON	4 Massams Lane	Formby	Merseyside			L37 7BE	150
PHILIP	HEMSLEY	57 Sandy Lane	Hucknall	Nottingham			NG15 7GN	390
DARREN	HICKMAN	2 Coverdale Road	Wigston	Leicester			LE18 3RY	300
CAROL	HILL	1 Kents Bank	West Derby	Liverpool	Merseyside		L12 0HH	300
CATHERINE	HUGHES	145 Faversham Road	Kennington	Ashford	Kent		TN24 9DE	120
JOANNE	JAGGAR	7 Fairfield Drive	Pelsall	West Midlands				120
SUSAN	JONES	16 Sylvan Avenue	Failsworth	Greater Manchester			M35 0PJ	60
CHRISTOPHER	KELLY	32 Barcombe Road	Heswall	Wirral	Merseyside		CH60 1UZ	150
MARK	KILGANNON	114 Redwood	Chadderton	Oldham			OL9 9UG	180
CHRISTINE	LAIDLER	12 Highcroft Avenue	Oadby	Leicester	Leicestershire		LE2 5UG	150
FRANCIS	LEWIS	1 Stockley Crescent	Bickerstaffe	Ormskirk	Lancashire		L39 0ED	451
JUDITH	LEWIS	1 Plasnewydd	Cwrt Henri	Dryslwyn	Carmarthen	Dyfed	SA32 8SA	601
PAULA	LONGLEY	9 Edelin Road	Loughborough	Leicestershire			LE11 2HW	601
JULIE	LOWE	4 Gainsborough Avenue	Holly Lodge	Hinckley	Leicestershire			120

SUSAN	NEWTON	1 Knapdale Place	Dundee				DD4 0SL	120
CAMALA	MARSH	120 Street Lane	Roundhay	Leeds			LS8 2AL	180
JOANNE	MARTIN	6 Almond Gove	Bar Hill	Cambridge			CB3 8DU	300
DEBRA	MORRISON	33 Station Road	Ratby	Leicestershire			LE6 OJQ	300
COLLETTE	MCCOMBE	10 Claremont Avenue	Maghull	Merseyside			L31 8AJ	150
CLAIRE	MCCREADIE	28 Morningside Road	Waterloo	Liverpool			L23 0UW	60
PENELOPE	MCNEILL	19 Heath Avenue	Syston	Leicester			LE7 1YN	150
ANITA	MERCER	29 Buttercup Drive	Moorside	Oldham			OL4 2QS	300
ANNE	MIDDLETON	Dovecote Cottage	3 Top End	Great Dalby	Leicester		LE14 2HA	451
JOANNE	MIDDLETON	20 Barrington Close	Winstanley	Wigan			WN3 6JU	120
SUSAN	MITCHINSON	25 Hilary Crescent	Maghull	Liverpool			L31 6BL	300
CLAIRE	MONAGHAN	11 Duncoole Park	Belfast				BT14 8JS	300
KELVIN	MOON	3 Snipe Close	Hugglescote	Coalville			LE67 2XE	90
KEVIN	MORRIS	Bullyard	Willow Farm	Egerton	Ashford	Kent	TN27 9AN	601
PHILIP	MOTTRAM	Apartment 23	Raleigh Square	Raleigh Street	Nottingham		NG7 4DN	150
NISHA	NARSHI	5 Coltsfoot Road	Hamilton	Leicester			LE5 1RZ	66
ANN	GREGORY	12 Maple Avenue	NewtonLeWillows	Merseyside	Liverpool		WA12 8JG	1503
DENISE	NORMAN	3 Cooper Gardens	Grange Farm Estate	Oadby	Leicestershire		LE2 4TX	481
LINDA	OWEN	19 Enstone Ave	Litherland	Liverpool	Merseyside		L21 9LH	300
KAREN	PARKIN	34 Maple Way	Earl Shilton	Leicester			LE9 7HW	420
COLLEEN	PLUMBLY	'Lavender'	3 Chamberlin Court	Blofield	Norwich		NR13 4JF	60
SCOTT	POWELL	8 Fell Close	Saddington Grange	Fleckney	Leicester		LE8 8DG	481
VANESSA	POWER	20 Worcester Road	Aylestone	Leicester			LE2 8HY	90
MARIE	RINTOUL	86 Stanley Road	Litherland	Liverpool	Merseyside		L21 9JU	180
JOANNE	ROGERS	4 Crimple Green	Garforth	Leeds	West Yorkshire		LS25 2JB	300
DENISE	ROURKE	61 Croftfield	Maghull	Liverpool	Merseyside		L31 6AE	300
GAIL	SEXTON	23 Sharpe Way	Narborough	Leicester	Leicestershire		LE19 2RE	120
LAURA	SHEARWOOD	54 St Chad's Avenue	North End	Portsmouth	Hants		PO2 0SD	300
MARK	SHELDON	3 Riley Close	Stoney Stanton	Leicestershire			LE9 4TP	150
IRENE	SIBLEY	15 Wickham Road	Oadby	Leicester.	Leicestershire		LE2 5SJ	601
JEAN	THOMAS	Sandpiper	Byways	Hillside Road	Hastings	East Sussex	TN34 2QZ	180
MICHAEL	THOMAS	Oxholme	Devon Lane	Bottesford	Nottinghamshire		NG13 0BZ	1503
PAULA	TIGHE	122 Moss Lane	Litherland	Liverpool			L21 7NL	180
SUSAN	TRAYNOR	15 Hartleys Village	Aintree	Liverpool	Merseyside		L9 7AH	90
ANDREA	TREES	Fir Tree Lodge	Ashby Lane	Bitterswell	Lutterworth	Leicestershire	LE17 4LS	601
TERESA	WAKEFIELD	The Bungalow	Court at Street	Lympne	Hythe	Kent	CT21 4PF	90
CAROL	WALES	44 Cross Road	Southwick	West Sussex			BN42 4HJ	300
JAMES	WALTON	24 Lodge Lane	Chalfont St Giles	Bucks			HP8 4AF	300
MICHELLE	WELLS	16 Belmore Park	Ashford	Kent			TN24 8UW	120
CHRISTINE	WINDRASS	49 Oak Tree Road	Branton	Doncaster	South Yorkshire		DN3 3QB	120
								22485

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	212,249		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	6.444		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 212,249
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1	1 1	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	56,042		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.712		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	56,042
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ Date 01-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1st November 2004 — Alliance Leicester — 1999 5 Year Maturity 1st Tranche

Name		Address					Options Exercised
CAROLYN	AINSLEY	22 Hoyle Road	Hoylake	Wirral	Merseyside	L47 3AQ	251
MARK	ALLEN	The White Cottage	10 Main Street	Ravenstone	Leicestershire	LE67 2AS	502
SALLY	ARNOLD	9 Brington Close	Wigston	Leicester	Leicestershire	LE18 3QR	201
MICHAEL	ASHTON	6a The Green	Dadlington	Nuneaton	Warwickshire	CV13 6JB	502
ANTHONY	BARREAU	17 Harewood Close	Langham	Oakham Rutland	Leicestershire	LE15 7JZ	301
NICOLA	BAUER	4 Meadow Lane	Maghull	Liverpool	Merseyside	L31 6AJ	502
PHILLIP	BEECH	2 Holbrook Close	Great Sankey	Warrington		WA5 3SE	502
SUSAN	BELL	1 Temple View	Lofthouse	Wakefield	West Yorkshire	WF3 3LN	1005
MALCOLM	BOYES	15 Woodrock Road	Woolton	Liverpool	Merseyside	L25 8RE	100
PAUL	BRADLEY	22 The Avenue	Castlecroft	Wolverhampton	West Midlands	WV3 8LR	502
HILARY	BRAWN	26 Hinton Road	Sunnyside	Northampton		NN2 8NX	502
GILLIAN	BRAYE	8 Old Pasture Road	Frimley	Camberley	Surrey	GU16 5SA	100
GWYNETH	BROWN	8 Orchard Road	Skidby Cottingham	North Humberside		HU16 5TN	502
NIGEL	BROWN	22 Bluebell Close	Wylam	Northumberland		NE41 8EU	201
HILARY	BUCKLEY	136 Uplands Road	Oadby	Leicester	Leicestershire	LE2 4NR	603
LYNSEY	BULL	Bryntirion	Rhostrehwfa	Llangefni		LL7 7YR	703
STEPHEN	BULLEN	38 Edenhurst Drive	Formby	Merseyside		L37 2LH	502
JOANNE	CALOW	33 Sanderson Close	Whetstone	Leicestershire		LE8 6ER	251
MURIEL	CAMPBELL	9 Wilmot Way	Banstead	Surrey		SM7 2PZ	301
KATHLEEN	CHAPMAN	32 North Road	Crossens	Southport	Merseyside	PR9 8LU	502
RICHARD	CHAPMAN	19 Cradock Road	Clarendon Park	Leicester		LE2 1TD	502
NALINI	CHAUHAN	102 Uplands Road	Oadby	Leicester		LE2 4NQ	301
MARIA	CLAMP	9 Furse Close	Camberley	Surrey		GU15 1BF	251
PATRICIA	COLLIER	100 Bramber Avenue North		Peacehaven	East Sussex	BN10 8DL	100
LINDA	COLLINS	188 Hythe Road	Ashford	Kent		TN24 8PP	502
DAWN	COOK	33 Copt Oak Road	Narborough	Leicester		LE9 5EF	502
CHARLOTTE	COOPER	76 Kings Drive	Leicester Forest East	Leicester		LE3 3JB	100
NICHOLAS	CORBETT	72 Croft Head Drive	Milnrow	Lancs		OL16 3UZ	804
JANE	COX	395 Hythe Road	Willesborough	Ashford	Kent	TN24 0QQ	402
RUSSELL	COX	395 Hythe Road	Willesborough	Ashford	Kent	TN24 0QQ	402
SUSAN	CRAGG	52 Deepdale Drive	Rainhill	Merseyside		L35 4NW	502
DONNA	CUNLIFFE	Ivy House	Off Higher Lane	Rainford	St Helens	WA11 8NU	502
ANN	DALE	50 Barwell Lane	Hinckley	Leicestershire		LE10 1SS	100
PHYLLIS	DALY	10 Clent Road	Maghull	Liverpool		L31 0BA	301
CATHERINE	DARLINGTON	5 James Hanley Drive	Kennington	Ashford	Kent	TN24 9SF	100
DAWN	DAVIES	32 Rose Grove	Ainsworth	Bury		BL8 2UJ	603
GLENDA	DAVIES	36 Windsor Road	Formby	Liverpool	Merseyside	L37 6DY	502
WILLIAM	DAVIES	18 Trent Way	Litherland	Merseyside		L21 9QF	150
ANGELA	DRAKE	21 Hillcrest Close	Kennington	Ashford	Kent	TN24 9QT	251
ANDREW	DRUMMOND	88 Moorland Road	Maghull	Liverpool	Merseyside	L31 5JW	251
STEPHANIE	DURHAM	Touchwood Cottage	7 Highcroft Road	Oadby	Leicestershire	LE2 4RS	502
JULIE	ELTON	38 Field Court Road	Groby	Leicester	Leicestershire		100
MAY	FAZACKERLEY	9 Skye Close	Widnes	Cheshire		WA8 3YP	502
KEVIN	FINCH	Oaklands	Mill Lane	Exton Exeter	Devon	EX3 0PH	251
JANET	FOWLER	24 Norman Road	Bootle	Merseyside	Merseyside	L20 6NJ	201
KAY	FRAME	19 Briars Lane	Maghull	Liverpool	Merseyside	L31 6AR	201
ANGELA	FRAZER	8 Sedgefield Drive	Thurnby	Leicester	Leicestershire	LE7 9PS	301
DONNA	FREEMAN	27 Launde Road	Oadby	Leicester		LE2 4HH	402
FRANCIS	FRIEDMANN	19 Hall Road	Scraptoft	Leicester		LE7 9SY	1005
SUSAN	GALE	21 Cabrol Road	Empress Park	Farnborough	Hampshire	GU14 8NY	100
MICHAEL	GALLAGHER	Farnhill Ing House	Farling Top	Cowling Keighley	West Yorkshire	BD22 0NW	502
DAKSHA	GOKANI	7 Donnett Close	Off Uppingham Road	Leicestershire		LE5 6RE	1005
JANET	GOODWIN	162 Meadowburn	Bishopbriggs	Glasgow		G64 3LH	502
DAWN	GRIFFIN	8 Haven Brow	Aughton	Ormskirk		L39 5BE	201
ANTHONY	GRIMES	39 Wimbrick Crescent		Ormskirk	Lancashire	L39 4TB	351
NIGEL	HARDMAN	23 Elm Avenue	Upton	Wirral	Merseyside	CH49 4NP	281
GAYNOR	HAYES	64 Lyndale Avenue	Eastham	Wirral	Merseyside	L62 8DF	502
CLAIRE	HINSON	Caister	8, Manor Road	Lydd	Romney Marsh	TN29 9HR	100
TRACEY LYN	HOLDING	16 Rype Close	Lydd	Romney Marsh	Kent	TN29 9HQ	100
CHRISTINE MARGARET	HOLDSWORTH	27 Elizabeth Avenue	Hove	East Sussex		BN3 6WA	2514
ROGER	HOOLEY	48 Twining Brook Road	Cheadle Hulme	Cheshire		SK8 5RJ	301
CHRISTINE	HOUGH	5 Higher Shady Lane	Bromley Cross	Bolton	Lancashire	BL7 9AQ	1508
MICHAEL JOHN	HOULDEN	9 Mere Close	Ramsey Merside	Huntingdon	Cambridgeshire	PE26 2UQ	251
MARGARET	HOWARD	22 Oriel Drive	Syston	Leicester	Leicestershire	LE7 2AR	201
CHRISTINE	JAMES	2 Sunnyvale Cottages	Llwyndu	Abergavenny		NP7 7HY	351
SUSAN	JEPSON	28 Greys Drive	Groby	Leicester		LE6 0YW	502
IRENE S	KELMAN	25 Tarbolton Crescent	Dunalastair Rise	Chapelhall	Airdrie, Lanarkshire	ML6 8HN	301
JILL	KEMPSTER	20 Wearhead Drive	Eden Vale	Sunderland		SR4 7LP	502
VIRGINIA	KILGALLEN	75 Leicester Road	Oadby	Leicester		LE2 4DF	502
BARBARA	KIZEWSKI	4 County Houses	Dunphail	Nr Forres			251
LAVAINE	LEWIS	46 Longmeadow Crescent	Birmingham	West Midlands		B34 7NG	301
STEPHEN	LOADER	15 Westland Drive	Hayes	Bromley	Kent	BR2 7HE	502
DAWN	LONG	34 Grecian Way	Exeter	Devon		EX2 5PF	502
SHEILA	LOVELADY	34 Burdett Street	Aigburth	Liverpool	Merseyside	L17 7AT	251
NORMA	LOVETT	14 Homestead Close	Cossington	Leicester	Leicestershire	LE7 4UN	301
SUSAN	MAGUIRE	8 Burroughs Way	Saxon Chase	Lutterworth	Leicestershire	LE17	201
KAREN	MAIDMENT	1 Benjafield Cottages	Benjafield Farm	Milton On Stour	Gillingham	SP8 5QD	201
LYNN	MARSH	61 Carr Avenue	Prestwich	Manchester		M25 9TN	201
NORAH	MARTIN	7 Middlewood	Skelmersdale	Lancashire		WN8 6SR	301
ALISON	MATUSIAK	10 Shelley Road	Enderby	Leicestershire		LE19 4QX	1206
ANTHONY	MC-CALL	4 Poplar Grove	Prescot			L35 5AZ	201
WENDY	MCFARLANE	21 Cedar Street	Dunbar	East Lothian		EH42 1PX	301
PAULINE	MCLARNON	2 Foxhill Close	Formby	Liverpool		L37 2LQ	251
WILLIAM	MIDGLEY	9 Haworth Drive	Bootle	Merseyside		L20 6EJ	201
EVELYN	MILLAR	31 Stiloga Road	Dungannon	Co Tyrone			301

KAREN	MILNER	18 Sherrard Drive	Sileby	Nr Loughborough	Leicestershire	LE12 7SG	100
SAVITA	MISTRY	1 Queensgate Drive	Birstall	Leicestershire		LE4 3JS	402
MARJORIE	MORTON	6 Oldfield Close	Countesthorpe	Leicester		LE8 5BX	201
YVONNE	MWAIWA	39 Appledore Crescent	Folkestone	Kent		CT19 4NA	201
SYLVIA	NICKSON	Glanllyn	The Mount	Heswall Wirral		CH60 4RG	100
FIONA	NIXON	6 Lossiemouth Road	Hinckley	Leicestershire		LE10 0SA	502
SUSAN	NUNN	109 Noakes Meadow	Ashford	Kent		TN23 4RB	50
SUSAN	OATES	20 Woodley Road	Maghull	Liverpool	Merseyside	L31 5LD	251
MARGARET	O'CONNOR	107 Barlows Lane	Aintree	Liverpool	Merseyside	L9 9HZ	120
MANDY	PARK	Church View	Weybourne	Holt	Norfolk	NR25 7SX	301
KUMUD	PATEL	Sai-Krupa	4 Cottesmore Avenue	Oadby	Leicestershire	LE2 4SX	502
PRADIPKUMAR	PATEL	Sai-Krupa	4 Cottesmore Avenue	Oadby	Leicestershire	LE2 4SX	502
ALISON	PAYNE	14 Roman Close	Claybrooke Magna	Lutterworth	Leicestershire	LE17 5DU	251
FIONA	PEERS	234 Higher Road	Halewood	Merseyside		L26 9UE	301
ANNE	PEPPER	The Elms	Bromley Green Road	Upper Ruckinge	Kent	TN26 2EG	201
WILLIAM	PHENNA	137 Hatton Hill Rd	Litherland	Liverpool	Merseyside	L21 9LE	201
YVONNE	ROBERTS	26 Greengates Crescent	Little Neston	South Wirral		CH64 0XH	402
ANDREA	RODWAY	6 Cocked Hat Wood	Culbokie	Dingwall		IV7 8JF	502
ALEXANDER	ROSS	162 Netherton Road	Glasgow			G13 1BJ	502
CHRISTINE	ROUSE	22 Haybarn Close	Littlethorpe	Leicester		LE9 5JU	301
CHRISTOPHER	SEDDON	45 Earl Road	Bootle	Merseyside		L20 9JG	50
ELIZABETH	SEINGIER	10 Broctone Close	Broughton Astley	Leicester		LE9 6XX	502
KAREN LESLEY	SHANKS	40 The Mount	Driffield	East Yorks		YO25 5JW	100
ANNETTE JEAN	SHORTALL	63 Tritton Fields	Kennington	Ashford	Kent	TN24 9HL	201
BARBARA	SIBLEY	15 Rockleigh Drive	Totton	Southampton	Hampshire	SO40 7JJ	301
GAIL	SMITH	25 Evenlode Drive	Didcot	Oxon		OX11 7XQ	201
STEVEN	SMITH	Antrim House	High Street	Wangford	Beccles	NR34 8RL	301
ADRIAN	STEEL	192 Scraptoft Lane	Leicester			LE5 1HX	502
DEBORAH	SWATLAND	3 Hill Way	Oadby	Leicester		LE2 5YG	301
HELEN	SZULCZEWSKI	45 Dovedale Road	Thurmaston	Leicester		LE4 8NA	100
CATRIONA	TANSER	28 Westfield Avenue	Wigston Fields	Leicester		LE18 1HY	301
JANET	TEMPLE	30 Formby Street	Formby	Liverpool		L37 4AA	251
VAUGHAN	THOMPSON	10 Pine Grove	Waterloo	Liverpool		L22 2AQ	201
JAYNE	THORPE	Roscarrick House	20 Lime Grove	Forest Town	Nottinghamshire	NG19 0HP	301
PETER	TIPLADY	The Cottage St George	Brighton Road	Woodmancote Henfield		BN5 9ST	502
MARK	TOMLINSON	9 Pinewood Close	Scarisbrick	Southport		PR8 5LL	502
JANE	TOPHAM	34 Westbury Place North	Stourton	Leeds		LS10 3DE	201
LISA	TOWLE	52 Victoria Court	Leicester Road	Oadby	Leicestershire	LE2 4AG	100
PETER	TRIM	52 Cornwall Way	Ainsdale	Southport	Merseyside	PR8 3SH	1116
CHRISTINE	TROPMAN	53 Saxonwood Road	Cheswick Green	Shirley	West Midlands	B90 4JR	1005
CAROLINE	TRUESDALE	18 Alexandra Mount	Litherland	Liverpool	Merseyside	L21 7PN	301
JULIE	TURNER	2 Westminster Drive	Glen Parva	Leicester	Leicestershire	LE2 9UJ	201
KEVIN	TURNER	9 Ilminster Close	Nailsea	Bristol		BS48 4YU	402
CLAIR	VAUGHAN	44 Pasley Road	Eyres Monsell	Leicester	Leicestershire	LE2 9BS	301
PETER	WALFORD	96 Claremont Drive	Ravenstone	Coalville	Leicestershire	LE67 2ND	100
VALERIE	WALFORD	96 Claremont Drive	Ravenstone	Leicester	Coalville	LE67 2ND	201
MARION	WALKER	40 Frittenden Close	Stanhope	Ashford	Kent	TN23 5SX	502
BARBARA	WALSH	77 Reva Road	Liverpool	Merseyside		L14 6UA	100
MICHAELA	WARD	2 Windsor Avenue	Groby	Leicester		LE6 0YF	201
KIM	WATSON	7 Parkland Drive	Oadby	Leicester		LE2 4DH	150
ROSEMARY	WEBB	39 The Lea	Kibworth Beauchamp	Leicestershire		LE8 0SE	502
JANE	WELSH	5 Birch Close	Willesborough	Ashford	Kent	TN24 0RQ	301
DIANE	WEST	3 Elmfield Road	Orrell Park	Merseyside		L9 3BL	251
DAVID	WHITE	16 Withy Close	The Bulrushes	Romsey	Hampshire	SO51 7SA	502
HELEN	WHITE	Woodnook Farm	Calow Green	Chesterfield	Derbyshire	S44 5XD	502
ANGELA	WILSON	8 Aintree Drive	Shotley Bridge	Consett	Down	DH8 0NT	201
CHARLES	WILSON	31 Kineton Green Road	Olton	Solihull	West Midlands	B92 7DY	1005
MICHAEL	WITTER	197 Bridge Lane	Netherton	Bootle	Merseyside	L30 5SN	653
DEBORAH	WITTERING	54 Heygate Street	Market Harborough	Leicestershire		LE16 7JS	251
DEBRA	WOOD	124 Dudley Road	Plympton	Plymouth	Devon	PL7 1RZ	100
MICHAEL	WOODWARD	1 Plough Close	Leicester Forest East	Leicestershire		LE3 3QR	502
CHRISTOPHER	WOOLLEY	7 Denbydale	Wigston	Leicester		LE18 3PT	201
ELAINE	WOOTTON	102 School Lane	Woolton	Merseyside		L25 7UD	301
KAREN	WRIGHT	Stone Lodge	88 Eastgate North	Driffield		YO25 7EE	201
							56042

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	11	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	632		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Colin Jones Address: 13 Sunningdale Drive Blundellsands Merseyside UK postcode: L23 7XA	Ordinary	632
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,161	350	1,893
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.712	3.644	6.444

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 4,404
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 01-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	11	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	193		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.32		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	193
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01-Nov-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	94		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.89		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 94
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

27.10.04

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2003 Scheme

Name		Address			Total Options Exercised
JACQUELINE	ALLEN	345 MIDDLETON ROAD ROYTON	OLDHAM	OL2 5EB	94

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	10	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	201	1,213	77
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.712	3.644	6.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,491
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 27-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Paul Askew, Share Scheme Manager, Alliance & Leicester
	Carlton Park, Narborough, Leicester LE19 0AL
	Tel 0116 200 3853
	DX number 11000 DX exchange Leicester 14

coform

712

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

27.10.04

Alliance Leicester

Early Exercise 1999 Schem e

Name				Address			Total Options Exercised
RACHEL	LOUISE	MCMAHON	11 WHITWORTH AVENUE	HINCKLEY	LEICESTER	LE10 0DD	201

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

27.10.04

Alliance Leicester

Early Exercise 2000 Scheme

Name				Address			Total Options Exercised
RACHEL	LOUISE	MCMAHON	11 WHITWORTH AVENUE	HINCKLEY	LEICESTER	LE10 0DD	499
PATRICIA	JEAN	REYNOLDS	64 TAYLOR ROAD	ASHTEAD	SURREY	KT21 2HY	357
JACQUELINE	ALLEN		345 MIDDLETON ROAD	ROYTON	OLDHAM	OL2 5EB	357
							1213

27.10.04

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2002 Scheme

Name		Address					Total Options Exercised
ANGELA	WILSON	8 AINTREE DRIVE	SHOTLEY BRIDGE	CONSETT	CO DURHAM	DH8 0NT	77

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,849		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

M88A-09 ...

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Martin Evans	Ordinary	4,849
Address: 48 Moss Lane, Bramhall, Stockport		
UK postcode: SK7 1EH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	10	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	9,171	15,190	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	785	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-3094

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Laurence Permutt	Class of shares allotted: Ordinary	Number allotted: 24,361
Address: 5 Bell Moor, East Heath Road, Hampstead, London		
UK postcode: NW3 1DY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 19-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	10	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	193	1,167	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.32	6.89	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,360
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 13-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

13.10.04

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Alliance Leicester

Early Exercise 2002 Scheme

Name			Address				Total Options Exercised
MISS	SANDRA	BASS	50 EMMANUEL AVENUE	GREAT YARMOUTH	NORFOLK	NR31 7NY	77
MRS	NICOLA	BROWNING	GARDENS	TIVERTON	DEVON	EX16 6ST	116

13.10.04

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2003 Scheme

Name				Address					Total Options Exercised
MISS	SANDRA	BASS		50 EMMANUEL AVENUE	GREAT YARMOUTH	NORFOLK	NR31 7NY		17
MRS	NICOLA	BROWNING		4 CHERRY TREE GARDENS	TIVERTON	DEVON	EX16 6ST		52
MISS	HELEN	LOUISE	GERRARD	1 DUNDEE GROVE	WALLASEY	MERSEYSIDE	CH44 3AU		174
MISS	AMANDA	HOLLIS		12 ELM ROAD	EXMOUTH	DEVON	EX8 2LG		43
MRS	NORMA	INNES		INVEREWE	16 GRANT STREET	ELGIN	MORAY	IV30 1PH	435
MRS	GILLIAN	LENNARD		8 CHICHESTER CLOSE	EXMOUTH	DEVON	EX8 2JU		208
MRS	LISA	LEWIS		4 HONEYMOON LOKE	CAISTER-ON-SEA	YARMOUTH	NORFOLK	NR30 5DU	17
MRS	SUSAN	RENNIE		35 ST SEVAN WAY	BYSTOCK CHASE	EXMOUTH	DEVON	EX8 5RE	69
MRS	LYNSEY	TODD		21 TAMARIND	WILLAND	CULLOMPTON	DEVON	EX15 2SR	87
MRS	LYNDA	WOODS		10 LOWER COLLINS ROAD	TOTNES	DEVON	TQ9 5PS		26
MRS	ELAINE	ZEUNER		10 SYCAMORE ROAD	REDCAR	TS10 3JX			39

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	273	961	58
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.712	3.644	6.444

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,292
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 13-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

13.10.04

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 1999 Scheme

Alliance Leicester

Name			Address			Total Options Exercised
MRS	PATRICIA	POPE	20 HARLEY STREET	ORRELL PARK LIVERPOOL	L9 8DS	273

13.10.04

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2000 Scheme

Name			Address					Total Options Exercise
MRS	PATRICIA	POPE	20 HARLEY STREET	ORRELL PARK	LIVERPOOL	L9 8DS		201
MRS	SUSAN	RENNIE	35 ST SEVAN WAY	BYSTOCK CHASE	EXMOUTH	DEVON	EX8 5RE	700

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

13.10.04

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address	Total Options Exercised
MRS	LISA	LEWIS	4 HONEYMOON LOKE CAISTER-ON-SEA GREAT YARMOUTH NORFOLK NR30 5DU	58

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,582	4,739	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Diane Baldwin	Class of shares allotted: Ordinary	Number allotted: 10,321
Address: 8 Verdie Close Old Farm Park Milton Keynes		
UK postcode: MK7 8PD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 13-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	658	2,272	3,554
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.785	785	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Diane Baldwin	Class of shares allotted: Ordinary	Number allotted: 6,484
Address: 8 Verdie Close, Old Farm Park, Milton Keynes		
UK postcode: MK7 8PD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 13-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	10	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	2,008		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	900.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Gordon Henderson	Ordinary	2,008
Address: 7 Sunningdale Drive, Thingwall, Heswall, Wirral		
UK postcode: CH61 9PP		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 12-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	12	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,590	6,440	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.785	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stuart Dawkins	Class of shares allotted: Ordinary	Number allotted: 1,590
Address: 1 Central Avenue Clarendon Park Leicester		
UK postcode: LE1 1TB		
Name: Annika Wahlberg	Class of shares allotted: Ordinary	Number allotted: 6,440
Address: The Fox Clay Coton Northants		
UK postcode: NN6 6JU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 12-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 2	1 0	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,134	4,477	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	900.5	670	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Hares	Class of shares allotted: Ordinary	Number allotted: 7,611
Address: 23 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 12-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Paul Askew, Share Scheme Manager, Alliance & Leicester Carlton Park, Narborough, Leicester LE19 0AL Tel 0116 200 3853 DX number 11000 DX exchange Leicester 14

File No. 82-4964

companies house form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,812		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rachel Morrison	Class of shares allotted: Ordinary	Number allotted: 1,812
Address: 23 The Beeches Uppingham Rutland Leics		
UK postcode: LE15 9PG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 10 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,724	1,757	6,693
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	805.5	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Paul Wildes	Class of shares allotted: Ordinary	Number allotted: 12,174
Address	131 Scotland Road Little Bowden Market Harborough Leics		
UK postcode	LE16 8AY		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3353

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,423	1,907	912
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	785	900.5	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Paul Wildes	Class of shares allotted: Ordinary	Number allotted: 5,242
Address: 131 Scotland Road Little Bowden Market Harborough Leics		
UK postcode: LE16 8AY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,285	1,823	
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Christopher Annis	Class of shares allotted: Ordinary	Number allotted: 4,108
Address: The Lodge Coopers Green Uckfield East Sussex		
UK postcode: TN22 3AB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 07-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	10,300	1,306	5,220
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	678.5	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: Russell Wilkinson	Ordinary	16,826
Address: 109 Mere Road, Wigston, Leicester		
UK postcode: LE18 3RN		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 06-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,773		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	795		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Gordon Henderson	Class of shares allotted: Ordinary	Number allotted: 3,773
Address: 7 Sunningdale Drive Thingwall Heswall Wirral		
UK postcode: CH61 9PP		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	10	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	754		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Patrick Ryan	Class of shares allotted: Ordinary	Number allotted: 754
Address: 18 Brandreth Delph Parbold Lancashire		
UK postcode: WN8 7AG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Oct-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	629	2,986	6,173
Nominal value of each share	0.50	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	705	837	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tony Matthews	Class of shares allotted: Ordinary	Number allotted: 9,788
Address: 219 Southeast Road Sholing Southampton		
UK postcode: SO19 8LU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ **Date** 30-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29 / 09 / 2004	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	174	464	466
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.39	6.32`	6.444

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,104
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 29-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 [illegible]

Tel 0116 200 3333

DX number 11000 [illegible] DX exchange Leicester 11 [illegible]

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	1,972		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (*including any share premium*)	3.633		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 1,972
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** [illegible]-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3850

DX number [illegible] DX exchange [illegible]

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	12,748	5,648	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	805.5	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
William Sutton	Ordinary	12,748
Address 1 Fieldhurst Stony Butts Lane Barkisland Halifax		
UK postcode HX4 0JE		
Name	Class of shares allotted	Number allotted
Stewart Fraser	Ordinary	5,648
Address Ivy House 10 Gaskell Avenue Knutsford Cheshire		
UK postcode WA16 0DA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 20-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	7,083	3,607	550
Nominal value of each share	0.50p	0.50p	0.50
Amount (if any) paid or due on each share *(including any share premium)*	6.70	805.5	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sandy Buy	Class of shares allotted: Ordinary	Number allotted: 11,240
Address: 28 Robotham Close Narborough Leicester		
UK postcode: LE9 5RH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 13-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	13	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,003	58	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	6.32	6.444	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,062
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 13-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

10.09.04

Early Exercise 2002 Scheme

Name				Address			Total Options Exercised
MRS	LESLEY	FIONA	MEADS	59 MARSHWOOD CROFT	HALESOWEN	WEST	116
MRS	SHALIMAR		TURNER	5 ASTHILL GROVE	COVENTRY	CV3 6HN	887
							1003

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

10:09:04

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
LESLEY	FIONA	MEADS	59 MARSHWOOD	HALESOWEN	WEST MIDLANDS	B62 0EY	58

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	747	3,430	940
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	670	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Helena Wells	Ordinary	5,117
Address: 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode: WA4 5DB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,028	6,666	15,447
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	510	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Andrew Lee	Ordinary	26,141
Address: 29 Alder Lane, Balsall Common, West Midlands		
UK postcode: CV7 7DZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,690	1,670	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	533	678.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Andrew Lee	Class of shares allotted: Ordinary	Number allotted: 6,360
Address: 29 Alder Lane Balsall Common West Midlands		
UK postcode: CV7 7DZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	272	409	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	860	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Paul Clifford Wheeler	Class of shares allotted: Ordinary	Number allotted: 681
Address: 90 Ella Road West Bridgford Nottingham		
UK postcode: NG2 5GU		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 09-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

companies house form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,482		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

File No 82-4904

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Mills	Class of shares allotted: Ordinary	Number allotted: 2,482
Address: Quay Cottage, 73 Shore Road, Rostrevor, Co. Down		
UK postcode: BT34 3AA		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,132	1,486	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.32	6.90	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED	Class of shares allotted: Ordinary	Number allotted: 5,798
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

companies house form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,333	5,172	1,224
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.712	3.644	6.444

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
PLEASE SEE ATTACHED	Ordinary	7,729
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,648	982	1,519
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	678.5	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: John Hennigan	Ordinary	1,648
Address: 1 Woodlands Court Oadby Leicester		
UK postcode: LE2 4QE		
Name: Carole Ratcliffe	Ordinary	982
Address: Potters Cottage 2 Uppingham Road Billesdon Leicester		
UK postcode: LE7 9AR		
Name: Trevor Godsmark	Ordinary	1,519
Address: 1 Cedar Cottages Rolleston Road Skeffington Leicester		
UK postcode: LE7 9YD		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________ **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,934	5,951	7,643
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	670	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details		Shares and share class allotted	
Name	Christopher Gladman	Class of shares allotted: Ordinary	Number allotted: 4,934
Address	Martlets 8 Albert Street Kibworth Harcourt Leicester		
UK postcode	LE8 0NA		
Name	Peter Curry	Class of shares allotted: Ordinary	Number allotted: 5,951
Address	97 Delph Park Avenue Aughton Nr. Ormskirk Lancashire		
UK postcode	L39 5DF		
Name	William Sutton	Class of shares allotted: Ordinary	Number allotted: 7,643
Address	1 Fieldhurst Stony Butts Lane Barkisland Halifax		
UK postcode	HX4 0JE		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,547	4,841	4,194
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	510	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Darren Hickman	Class of shares allotted: Ordinary	Number allotted: 10,582
Address: 2 Coverside Road Wigston Leicester		
UK postcode: LE18 3RY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Paul Askew, Share Scheme Manager, Alliance & Leicester p
	Carlton Park, Narborough, Leicester LE19 0AL
	Tel 0116 200 3853
	DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 8	0 9	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,731	3,992	9,361
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	805.5	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Carole Ratcliffe	Ordinary	3,992
Address: Potters Cottage 2 Uppingham Road Billesdon Leicester		
UK postcode: LE7 9AR		
Name: Michael Thomas	Ordinary	9,361
Address: Oxholme Devon Lane Bottesford NOTTS		
UK postcode: BN13 0BZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	Day 08 Month 09 Year 2004	Day Month Year

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,040	4,538	3,966
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	510	670	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rodney McMichael	Class of shares allotted: Ordinary	Number allotted: 11,544
Address: Glenshesk House Six Acres Broughton Astley Leicester		
UK postcode: LE9 6PX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,503	1,426	1,854
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	754.5	795	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Donad Prosser	Ordinary	2,929
Address: 29 Coedfan Sketty Swansea		
UK postcode: SA2 8NS		
	Class of shares allotted	Number allotted
Name: Rodney McMichael	Ordinary	1,854
Address: Glenshesk House Six Acres Broughton Astley Leicester		
UK postcode: LE9 6PX		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary -	Ordinary
Number allotted	3,488	3,542	3,823
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	860	879.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

F004-F2 [illegible]

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Katherine Willson	Class of shares allotted: Ordinary	Number allotted: 10,853
Address: Hillside Cottage Church Hill Hollowell Northants		
UK postcode: NN6 8RR		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,294	1,688	1,180
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	860

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Katherine Willson	Class of shares allotted: Ordinary	Number allotted: 6,162
Address: Hillside Cottage Church Hill Hollowell Northants		
UK postcode: NN6 8RR		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed S Lloyd **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,083	3,802	758
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Sarbjeet Uppal	Ordinary	8,643
Address: 13 Linden Lea Bedworth Nuneaton WARKS		
UK postcode: CV12 8UD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08 / 09 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,447	8,470	4,883
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	900.5	670	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Steven Cliff	Ordinary	13,353
Address		
Paddock View Frolesworth Road Leire Leicestershire		
UK postcode LE17 5HJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3261713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	810		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	678.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Helena Wells	Class of shares allotted: Ordinary	Number allotted: 810
Address: 4 Burfield Drive Appleton Warrington Cheshire		
UK postcode: WA4 5DB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3261713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,492	638	1,878
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	678.5	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

A09-CR [illegible]

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: David Marlow	Ordinary	4,130
Address: Copper Beech House, Holme Farm Close, Willoughby on the Wolds, Leics		
UK postcode: LE12 6SH		
Name: Kevin Chowne	Ordinary	1,878
Address: 13 Glebe Road, West Bridgford, Nottingham		
UK postcode: NG2 6DS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 06-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House *should contact if there is any query.*

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3261713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,525	1,607	4,848
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	879.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Jeremy Woodland	Class of shares allotted: Ordinary	Number allotted: 3,132
Address: 18 Greenway Kibworth Beauchamp Leicester		
UK postcode: LE8 0LU		
Name: David Morgan	Class of shares allotted: Ordinary	Number allotted: 4,848
Address: Cleveland 10 Masin Road East Hagbourne Oxon		
UK postcode: OX11 9LJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 06-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	Paul Askew, Share Scheme Manager, Alliance & Leicester P Carlton Park, Narborough, Leicester LE19 0AL Tel 0116 200 3853 DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3261713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,020	2,670	832
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	754.5	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gordon Henderson	Class of shares allotted: Ordinary	Number allotted: 4,522
Address: 7 Sunningdale Drive Thingwall Heswall Wirrall - Merseyside		
UK postcode: CH61 9PP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3261713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,826		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Conrad Taggart	Ordinary	4,826
Address: 40 Dovedale Road Stoneygate Leicester		
UK postcode: le2 2dj		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	895	2,597	638
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	670	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Marlow	Class of shares allotted: Ordinary	Number allotted: 4,130
Address: Copper Beech House Holme Farm Close Willoughby on the Wolds Leics		
UK postcode: LE12 6SH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4390

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 3	0 9	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,753		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	670		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Carole Ratcliffe	Class of shares allotted: Ordinary	Number allotted: 4,753
Address: Potters Cottage 2 Uppingham Road Billesdon Leicester		
UK postcode: LE7 9AR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4390

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	193	1,891	1,765
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	879.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Carl Gannon	Class of shares allotted: Ordinary	Number allotted: 3,849
Address: 941 Huddersfield Road Scouthead Oldham		
UK postcode: OL4 4AT		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4390
DX number 11000 DX exchange Leicester 14

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	1,725	1,559	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	860	879.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Carl Gannon Address: 941 Huddersfield Road Scouthead Oldham UK postcode: OL4 4AT	Class of shares allotted: Ordinary	Number allotted: 3,284
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4390

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,459	2,593	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (*including any share premium*)	805	670	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Patton	Ordinary	5,459
Address: North Lodge 14 Folville Street Ashby Folville Leicestershire		
UK postcode: LE14 2TE		
Name: Helen Riley	Ordinary	2,593
Address: 4 Hedgebank Close Aintree Liverpool Merseyside		
UK postcode: L9 9JB		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,147	3,786	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	510	785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Ian Lawrence	Ordinary	8,933
Address: 26 Littleton Close Kenilworth Warwickshire		
UK postcode: CV8 2WA		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 03-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,060	1,820	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Joanna Wells	Class of shares allotted: Ordinary	Number allotted: 3,880
Address: Village House, 17 Bradwell Road, Loughton, Milton Keynes		
UK postcode: MK5 8AP		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 02-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 2	0 9	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,031		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	879.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	1005		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Gordon Henderson	Class of shares allotted: Ordinary	Number allotted: 5,031
Address: 7 Sunningdale Drive Thingwall Heswall Wirral - Merseyside		
UK postcode: CH61 9PP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________________ **Date** 02-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 / 09 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,494	1,862	2,611
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	510	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Martin Harrison	Ordinary	1,494
Address: 11 Greenway Kibworth Leicestershire		
UK postcode: LE8 0LU		
Name: Darren Hickman	Ordinary	4,473
Address: 2 Coverdale Road Wigston Leicester		
UK postcode: LE18 3RY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	436	3,724	13,093
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	805	805

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Paula O'Reilly	Ordinary	436
Address: 40 Leicester Road, Sapcote, Leicester		
UK postcode: LE9 4JF		
Name: John Russell Simm	Ordinary	16,817
Address: Wheelwrights, Coreley, Ludlow, Shropshire		
UK postcode: SY8 3AS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From: Day	Month	Year	To: Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,241	2,985	4,747
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	670	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Susan Styles	Ordinary	4,226
Address: The Banks Daventry Road Newnham Northants		
UK postcode: NN11 3HF		
	Class of shares allotted	Number allotted
Name: Alan Wall	Ordinary	4,747
Address: 5 Glengers Brow Churchtown Southport Merseyside		
UK postcode: PR9 9RW		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

COform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,170	1,102	3,286
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	6.785	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

File No. 82-4964

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Steven Brown	Class of shares allotted: Ordinary	Number allotted: 8,272
Address: Kents Farm Pershore Road Great Comberton Pershore - Worcs		
UK postcode: WR10 3DX		
Name: Matthew Douglas	Class of shares allotted: Ordinary	Number allotted: 3,286
Address: 10 Weir Close Wigston Leicester		
UK postcode: LE18 4NG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	793	7,308	5,504
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	455	670	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Linda George	Class of shares allotted: Ordinary	Number allotted: 793
Address: Honeypot Cottage 62 Coleshill Road Curdworth B76 9HA		
UK postcode: WR10 3DX		
Name: Christopher Mellor	Class of shares allotted: Ordinary	Number allotted: 12,812
Address: 134 Braywick Road Maidenhead BERKS		
UK postcode: SL6 1DJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester plc

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From: Day	From: Month	From: Year	To: Day	To: Month	To: Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,468	6,716	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	860	670	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: David Morgan	Ordinary	4,468
Address: Cleveland 10 Main Road East Hagbourne Oxon		
UK postcode: OX11 9LJ		
Name: Andrew Robinson	Ordinary	6,716
Address: 9 Outwoods Close Atherstone Warks		
UK postcode: CV9 2NU		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,479		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	533		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Russell Wilkinson	Class of shares allotted Ordinary	Number allotted 4,479
Address 109 Mere Road Wigston Leicester		
UK postcode LE18 3RN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 1 0 9 2 0 0 4	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,911	3,153	12,048
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	510	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Russell Wilkinson	Ordinary	17,112
Address: 109 Mere Road, Wigston, Leicester		
UK postcode: LE18 3RN		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,942	3,592	2,219
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	510	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Tandy	Class of shares allotted: Ordinary	Number allotted: 11,753
Address: Bridle Cottage, Fernie Chase, Thorpe Langton, Market Harborough - Leics		
UK postcode: LE17 4SB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester P
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01	09	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,216	5,304	4,904
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	805.5	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen Carter	Class of shares allotted: Ordinary	Number allotted: 7,520
Address: New House The Green Bitteswell Lutterworth - Leics		
UK postcode: LE17 4SB		
Name: Ian Tandy	Class of shares allotted: Ordinary	Number allotted: 4,904
Address: Bridle Cottage Fernie Chase Thorpe Langton Market Harborough - Leics		
UK postcode: LE16 7SE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 01-Sep-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,877	3,684	736
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	670	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Patrick Ryan	Class of shares allotted: Ordinary	Number allotted: 3,877
Address: 18 Brandreth Delph, Parbold, Lancashire		
UK postcode: WN8 7AQ		
Name: Martin Evans	Class of shares allotted: Ordinary	Number allotted: 4,420
Address: 48 Moss Lane, Bramhall, Stockport, Cheshire		
UK postcode: SK7 1EH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 25-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew,Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,211		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert Towers	Class of shares allotted: Ordinary	Number allotted: 4,211
Address: 27 Winwick Park Avenue, Warrington, Cheshire		
UK postcode: WA2 8XB		
Name:	Class of shares allotted:	Number allotted: 4,420
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	79	49	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	8.60	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Lisa Bellard	Class of shares allotted: Ordinary	Number allotted: 128
Address: 2 Upperthong Lane Holmfirth West Yorkshire		
UK postcode: HD9 3BE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 24-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24 / 08 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,844	48	1,744
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	3.644	6.444	6.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 3,636
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 24-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3353

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	287		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.89		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 287
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 24-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,293	600	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	455.5	6.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: James Andrew Cubbon	Class of shares allotted: Ordinary	Number allotted: 3,293
Address: 27 Pool Street, Crossens, Southport, Merseyside		
UK postcode: PR9 8HZ		
Name: Nicola Veall	Class of shares allotted: Ordinary	Number allotted: 600
Address: 60 Howard Road, Clarendon Park, Leicester		
UK postcode: LE2 1XH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ Date 23-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	5,430	4,034	6,172
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	754.5	795	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Gordon Henderson	Ordinary	15,636
Address: 7 Sunningdale Drive, Heswall, Wirral, Merseyside		
UK postcode: CH6 9PP		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 20-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester pl

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,693	2,374	5,452
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	837	805

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Gordon Henderson	Ordinary	10,519
Address 7 Sunningdale Drive Heswall Wirral Merseyside		
UK postcode CH6 9PP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 20-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Scheme Manager, Alliance & Leicester pl

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	992		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Morgan	Ordinary	992
Address: Cleveland 10 Main Road East Hagbourne Oxfordshire		
UK postcode: OX11 9LJ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 10-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,868	1,754	3,002
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Morgan	Class of shares allotted: Ordinary	Number allotted: 6,624
Address: Cleveland 10 Main Road East Hagbourne Oxfordshire		
UK postcode: OX11 9LJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed C S [signature] Date 10-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,001	1,629	6,250
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
David Morgan	Ordinary	9,880
Address Cleveland 10 Main Road East Hagbourne Oxfordshire		
UK postcode OX11 9LJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 10-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,968	4,534	6,499
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Morgan	Ordinary	14,001
Address: Cleveland 10 Main Road East Hagbourne Oxfordshire		
UK postcode: OX11 9LJ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,797	3,258	5,692
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	455.5	805.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Urvashi Dattani	Class of shares allotted Ordinary	Number allotted 2,797
Address 18 Outwoods Road Loughborough Leicestershire		
UK postcode LE11 3LY		
Name Rodney McMichael	Class of shares allotted Ordinary	Number allotted 3,258
Address Glenshesk House 19a Six Acres Broughton Astley Leics		
UK postcode LE9 6PX		
Name Joseph Garbutt	Class of shares allotted Ordinary	Number allotted 5,692
Address 11 Hodnut Close Butts Road East Hunsbury Northants		
UK postcode NN4 0XY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 09-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,747		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Price	Class of shares allotted: Ordinary	Number allotted: 2,747
Address: 17 The Chase Knaresborough North Yorkshire		
UK postcode: HG5 0SY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ **Date** 09-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,664	5,981	5,449
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	850	805.5	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Graham Long	Ordinary	3,664
Address 15 Sumatra Road West Hampstead London		
UK postcode NW6 1PS		
Name	Class of shares allotted	Number allotted
Karen Woods	Ordinary	11,430
Address Gooseberry Farm Holmesfield Derbyshire		
UK postcode S18 7WB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 06-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	08	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	3,478	1,940	664
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	670	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Hull	Class of shares allotted: Ordinary	Number allotted: 3,478
Address: 1C Eagle Towers, The Promenade, Port Erin, Isle of Man		
UK postcode:		
Name: Richard Smithies	Class of shares allotted: Ordinary	Number allotted: 2,604
Address: Cobweb Cotage, Diseworth, Derbyshire		
UK postcode: DE74 2QF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 03-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	08	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	572		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: James Bone	Class of shares allotted: Ordinary	Number allotted: 572
Address: 134 Northdene Road West Knighton Leicester		
UK postcode: LE2 6JH		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 02-Aug-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,766		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Tony Matthews	Class of shares allotted: Ordinary	Number allotted: 6,766
Address: c/o 219 Southeast Road Sholing Southampton		
UK postcode: SO19 8LU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 30-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	8,805	560	1,393
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	860	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Tony Matthews	Class of shares allotted Ordinary	Number allotted 10,758
Address c/o 219 Southeast Road Sholing Southampton		
UK postcode SO19 8LU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 30-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	57,074		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.15		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alliance & Leicester plc Share Incentive Plan (SIP)	Class of shares allotted: Ordinary	Number allotted: 57,074
Address: Customer Service Centre Carlton Park Narborough Leicester		
UK postcode: LE19 0AL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 30-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0115 200 3353

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	1,825	2,611	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	805.5	670	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Billingham	Ordinary	1,825
Address: 10 Campbell Close, Kingsmead, Northwich, Cheshire		
UK postcode: CW9 8NZ		
Name: David McMath	Ordinary	2,611
Address: 5 Arcalia Drive, Melbourne, Derbyshire		
UK postcode: DE73 1LT		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 30-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange

coform

File No. 82-4964

ccform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	266		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.89		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: PLEASE SEE ATTACHED SCHEDULE	Ordinary	226
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 05-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

cc.form

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,957	399	1,537
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	3.644	6.444	6.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted Ordinary	Number allotted 3,893
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 05-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	7,032	19,748	16,519
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	8.37	6.70	8.055

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Julian Hepplewhite	Class of shares allotted: Ordinary	Number allotted: 43,299
Address: The Old Rectory, Rectory End, Burton Overy, Leics		
UK postcode: LE8 9dr		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________ Date 02-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3353
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	10,735	9,200	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	7.545	7.95	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Julian Hepplewhite	Ordinary	19,935
Address The Old Rectory Rectory End Burton Overy Leics		
UK postcode LE8 9dr		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 02-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	07	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	4,941	22,947	4,568
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	6.70	6.70	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Graham Long	Ordinary	4,941
Address: 33 Charlbert Street St John's Wood London		
UK postcode: NW8 7BY		
Name: John Russell Simm	Ordinary	27,515
Address: Wheelwrights Coreley Ludlow Shropshire		
UK postcode: SY8 3AS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 02-Jul-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	173		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.89		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted Ordinary	Number allotted 173
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

29.07.2004

Early Exercise 2003 Scheme

Name				Address				Total Options Exercised
MS	CHERYL	HENDERSON		67 IVORYDOWN	BROMLEY	KENT	BR1 5EJ	65
MR	MARK	CHRISTOPHER	STEVENS	254 HAGLEY ROAD WEST	OLDBURY	WEST MIDLANDS	B68 0NR	43
MRS	CECILY	MARY	JARVIS	41 DEVONSHIRE	AVENUE	LEEDS	LS8 1AU	65

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,658	213	1,795
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	3.644	6.444	6.32

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 5,666
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 30-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

29.07.2004

Early Exercise 2000 Scheme

Name				Address				Total Options Exercised
MR	DAVID	BLAND		32 COLES GARDENS	MARKET HARBOROUGH	LEICESTER	LE16 7NY	3339
MISS	MARY	JANE	DANIELS	WINDICOTT COTTAGE	KINGS NORTON	LEICESTER	LE7 9BF	319

29.07.2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
MS	CHERYL	HENDERSON	67 IVORYDOWN	BROMLEY	KENT	BR1 5EJ	213

29-Jul-04

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2002 Scheme

Name				Address				Total Options Exercised
MR	JEREMY	WOODLAND		18 GREENWAY	KIBWORTH BEAUCHAMP	LEICESTER	LE8 0LU	708
MRS	ANGELA	MARGARET	MURRAY	AVONDALE	WOODSIDE PARK DRIVE	HORSFORTH	LS18 4TG	885
MS	CHERYL	HENDERSON		67 IVORYDOWN	BROMLEY	KENT	BR1 5EJ	101
MRS	CECILY	MARY	JARVIS	41 DEVONSHIRE	AVENUE	LEEDS	LS8 1AU	101

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,148		
Nominal value of each share	£0.50		
Amount (if any) paid or due on each share *(including any share premium)*	£5.33		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alan Wood	Class of shares allotted: Ordinary	Number allotted: 5,148
Address: 10 Farr Hall Drive, Heswall, Wirrell, Merseyside		
UK postcode: CH60 4SF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 24-Jun-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew - Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3053
DX number DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,958	884	1,869
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	678.5	678.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Stephen Carter	Class of shares allotted Ordinary	Number allotted 3,958
Address New House The Green Bitteswell Lutterworth - Leics		
UK postcode LE17 4SB		
Name Julian Hepplewhite	Class of shares allotted Ordinary	Number allotted 1,869
Address The Old Rectory Rectory End Burton Overy Leics		
UK postcode LE8 9DR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 18-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	242	499	310
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	8.37	7.545	8.60

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Joanne Baker	Class of shares allotted: Ordinary	Number allotted: 1,051
Address: 63 Billing Road Northampton		
UK postcode: NN1 5DE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 16-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 06 / 2004	10 / 06 / 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	762	942	2,346
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.785	8.37	7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Kathrine Hughes	Class of shares allotted: Ordinary	Number allotted: 4,050
Address	22 Biddenham Turn Biddenham Bedfordshire		
UK postcode	MK40 4AZ		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2004	10	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,936	798	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	805.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Kathrine Hughes	Class of shares allotted: Ordinary	Number allotted: 3,734
Address: 22 Biddenham Turn Biddenham Bedfordshire		
UK postcode: MK40 4AZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ **Date** 10-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 06 / 2004	10 / 06 / 2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	8,521	3,075	2,617
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	670	805.5	837

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Kathrine Hughes	Class of shares allotted: Ordinary	Number allotted: 14,213
Address: 22 Biddenham Turn, Biddenham, Bedfordshire		
UK postcode: MK40 4AZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2004	10	06	2004

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,810	5,987	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Kathrine Hughes	Class of shares allotted: Ordinary	Number allotted: 13,797
Address: 22 Biddenham Turn Biddenham Bedfordshire		
UK postcode: MK40 4AZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	06	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	646		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	1005		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Brady	Class of shares allotted: Ordinary	Number allotted: 646
Address: Orchard View Sandmead Road Sandford Somerset		
UK postcode: BS25 5QG		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Jun-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	2,088	880	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	4.555	6.785	-

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michelle Price	Ordinary	2,088
Address: 1 Wellington Close Burbage Leicester		
UK postcode: LE10 2GH		
Name: Mahomed Ashraf Piranie	Ordinary	880
Address: 15 Lindrick Drive Leicester		
UK postcode: LE5 5UH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 26-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	26	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,836	4,532	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	7.85	6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Patrick Ryan	Class of shares allotted: Ordinary	Number allotted: 6,368
Address: 18 Brandreth Delph Parbold Lancashire		
UK postcode: WN8 7AQ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 26-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20 / 05 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,492		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Peter Mellor	Class of shares allotted: Ordinary	Number allotted: 1,492
Address: 134 Braywick Road, Maidenhead, Berkshire		
UK postcode: SL6 1DJ		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester
Company Name in full	3263713

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	17	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,162		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Laurence Permutt	Class of shares allotted: Ordinary	Number allotted: 3,162
Address: 5 Bell Moor, East Heath Road, Hampstead, London		
UK postcode: NW3 1DY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 17-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,046	2,100	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.785	4.555	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Robert Towers	Ordinary	1,046
Address: 27 Winwick Park Avenue Winwick Warrington Cheshire		
UK postcode: WA2 8XB		
	Class of shares allotted	Number allotted
Name: Howard Worthington	Ordinary	2,100
Address: 15 Westover Road Maghull Liverpool		
UK postcode: L31 7BT		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		
	Class of shares allotted	Number allotted
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager,Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	05	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,465	19,027	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.720	3.644	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	Ordinary	4,465
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	19,027
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-May-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager,

Alliance & Leicester plc, Carlton Park, Narborough,

Leicester LE19 0 Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 3 Year Maturity

Alliance Leicester

15th Allotment

13th May 2004

Name		Employee Number	Total Options Exercised
PAULA ANNE	EARNSHAW	219901	1488
JANET CECILIA	HORNE	124598	319
DAVID STANLEY	MOLYNEUX	215307	1860
IRENE	KELLY	209854	1595
SCOTT	ILIFFE	81831	2126
CHRISTINE	KELLY	106731	2658
MICHAEL JOHN	LEAK	218510	1595
CHRISTINE	DUFFY	110103	531
VERSA	LAXMAN	505318	319
LYNN CHRISTINE	PARSONS	518514	1063
KIRIT	MISTRY	529427	106
REBEKAH	DUNCAN	600164	531
BRENDA	AMOS	600463	531
ANAND	TANNA	600936	319
VANESSA CLARE	POWER	600807	531
PAUL FRANCIS	BRENNAN	601852	1329
NICKI ARVINDER	DHILLON	521149	2126
			19027

Details for G882

Name		Address					Number of Options
PAULA ANNE	EARNSHAW	15 GOLDINGTON AVENUE	OAKES	HUDDERSFIELD	WEST YORKSHIRE	HD3 3PU	1486
JANET CECILIA	HORNE	5 BROOKFIELD DRIVE	SWINTON	MANCHESTER		M27 8TJ	319
DAVID STANLEY	MOLYNEUX	7 MALLORY AVENUE	LYDIATE	LIVERPOOL	MERSEYSIDE	L31 4JS	1860
IRENE	KELLY	53 HOLBORN HILL	ORMSKIRK	LANCASHIRE		L39 3LH	1595
SCOTT	ILIFFE	19 BRAUNSTONE LANE EAS	LEICESTER	LEICESTERHIRE		LE3 2FD	2126
CHRISTINE	KELLY	9 ORIEL CRESCENT	KIRKDALE	LIVERPOOL	MERSEYSIDE	L20 2HX	2658
MICHAEL JOHN	LEAK	224 MARKFIELD ROAD	GROBY	LEICESTER		LE6 0FS	1595
CHRISTINE	DUFFY	130 STUART ROAD NORTH	BOOTLE	MERSEYSIDE		L20 9ES	531
VERSA	LAXMAN	19 LIMETREE AVENUE	BIRSTALL	LEICESTER		LE4 4LQ	319
LYNN CHRISTINE	PARSONS	18 WOODKIND HEY	SPITAL	WIRRAL	MERSEYSIDE	L63 9JZ	1063
KIRIT	MISTRY	66 ROTHWEBY AVENUE	LEICESTER			LE4 6HG	106
REBEKAH	DUNCAN	46 LEICESTER ROAD	BROUGHTON ASTLEY	LEICESTER		LE9 6QE	531
BRENDA	AMOS	131 MANOR ROAD	CADDINGTON	LUTON	BEDFORDSHIRE	LU1 4HJ	531
ANAND	TANNA	4 GAYTON AVENUE	LEICESTER			LE4 6GR	319
VANESSA CLARE	POWER	20 WORCESTER ROAD	AYLESTONE	LEICESTER		LE2 8HY	531
PAUL FRANCIS	BRENNAN	HALSTEAD LODGE	247 SWITHLAND LANE	ROTHLEY	LEICESTERSHIRE	LE7 7SJ	1329
NICKI ARVINDER	DHILLON	87 ROEHAMPTON DRIVE	WIGSTON FIELDS	LEICESTER	LEICESTERSHIRE	LE18 1HU	2126
							19027

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

13th May 2004

15th Allotment

Name		Emp. Number	Total Options Exercised
CAROL ANN	KELLY	105323	1026
MUNIRA	JAMAL	213358	770
SIAN ELERI	DAVIES	63071	308
STEPHEN JAMES	STAMMERS	154862	308
SHEILA MARY	STONE	123031	1540
LISA JANE	MCGAHON	510108	513
			4465

Details for G882

Name		Address					Number of Options
CAROL ANN	KELLY	39 MERCIA ROAD	TREMORFA	CARDIFF	SOUTH GLAMORAN	CF2 2TD	1026
MUNIRA	JAMAL	51 GALLEONS DRIVE	BARKING	ESSEX		IG11 0GU	770
SIAN ELERI	DAVIES	21 TAN Y FRON	DEGANWY	CONWY	GWYNEDD	LL31 9YN	308
STEPHEN JAMES	STAMMERS	LYNTON HOUSE	13 LONG PASTURES	GLEMSFORD	SUDBURY	CO10 7SS	308
SHEILA MARY	STONE	STONEYHOLME	70 MOOR DRIVE	CROSBY	MERSEYSIDE	L23 2UR	1540
LISA JANE	MCGAHON	14 BEVERLEY ROAD	GREAT SANKEY	WARRINGTON	CHESHIRE	WA5 1EX	513
							4465

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	242	717	7,654
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.32	3.644

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 8013
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 23-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 3 Year Maturity

Alliance Leicester

14th Allotment

23rd April 2004

Name		Employee Number	Total Options Exercised
CARLA JUSTINE	CHARLES	251569	531
CONRAD SHANE	TAGGART	153721	2658
JEAN	WALSH	249450	2552
JILL	BROADHURST	322500	531
JANE DOREEN	ATKINSON	24978	1063
CATHERINE ANN	HUGHES	600988	319
			7654

21/04/04

Details for G882

Name		Address					Number of Options
CARLA JUSTINE	CHARLES	16 DENMAN DRIVE	NEWSHAM PARK	LIVERPOOL	MERSEYSIDE	L6 7UE	531
CONRAD SHANE	TAGGART	40 DOVEDALE ROAD	STONEYGATE	LEICESTER		LE2 2DJ	2658
JEAN	WALSH	24 WOODMAN CLOSE	HALESOWEN	WEST MIDLANDS		B63 3EH	2552
JILL	BROADHURST	7 PORLOCK AVENUE	LIVERPOOL	MERSEYSIDE		L16 9JT	531
JANE DOREEN	ATKINSON	WILLOW VIEW	2 PRINCE DRIVE	OADBY	LEICESTERSHIRE	LE2 4SB	1063
CATHERINE ANN	HUGHES	145 FAVERSHAM ROAD	KENNINGTON	ASHFORD	KENT	TN24 9DE	319
							7654

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd April 2004

Early Exercise 2001 Scheme

Name		Address					Total Options Exercised
AMANDA	PALMER	35 CENTURION WALK	PARK FARM	ASHFORD	KENT	TN23 3FQ	242
							242

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd April 2004

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
IAN	WILLIAM	BALL	5 HAMILTON CLOSE	WORDSLEY	STOURBRIDGE	WEST MIDLANDS	DY8 5EU	144
PAUL	WILLIAM	CHILES	524 GOSPEL LANE	BIRMINGHAM	B27 7AP			54
SHARON	PATRICIA	LOADER	THE STABLES	ETCHDEN ROAD	BETHERSDEN	ASHFORD	TN26 3DS	115
JEREMY	SALMON		64 LAUDERDALE MANSIONS	LONDON	W9 1NF			289
HEATHER	TUFTS		21 ROSSCOOLE PARK	BELFAST	BT14 8JW			115
								717

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	450	584	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.70	6.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: JAMES ANTHONY ASPINWALL	Class of shares allotted: Ordinary	Number allotted: 1034
Address: 14 Dempsey Close Lutterworth Leics		
UK postcode: LE17 4GL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 3	0 4	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	174	1,293	3,595
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.72	6.712	3.644

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted: Ordinary	Number allotted: 5,062
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Date 23-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Alliance Leicester

Early Exercise 1998 Scheme

23rd April 2004

Name		Address				Total Options Exercised
GLENDA	GEORGE	15 MIDLAND ROAD	COTTERIDGE	BIRMINGHAM	B30 2ES	174
						174

21/04/04

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd April 2004

Early Exercise 1999 Scheme

Alliance Leicester

Name		Address					Total Options Exercised
ANITA	JONES	GREENMEADOW	BRADY ROAD	LYMINGE	FOLKSTONE	LT18 8EU	431
BHAVINI	RANSON	95 TOWNSEND ROAD	SOUTHALL	MIDDLESEX	UB1 1HD		862
							1,293

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd April 2004

Early Exercise 2000 Scheme

Name		Address				Total Options Exercised
SARAH	COUPLAND	113 SOUTHFIELD ROAD	HINCKLEY	LEICESTERSHIRE	LE10 1UA	3,109
DIANE	WINDLE	3 LONGLEAT CLOSE	MARKET HARBOROUGH	LEICESTER	LE16 8JR	486
						3,595

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,141		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Gary Edwin Mills	Class of shares allotted Ordinary	Number allotted 4,141
Address Quay Cottage 73 Shore Road Rostrevor		
UK postcode BT34 3AA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,998	2,732	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	7.85	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Sandra Lyn Buy	Class of shares allotted: Ordinary	Number allotted: 4,730
Address: 28 Robotham Road Narborough Leicestershire		
UK postcode: LE9 2RH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 10-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,584	1,998	2,732
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	5.10	7.85	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Paul William Wildes	Class of shares allotted Ordinary	Number allotted 4,584
Address 131 Scotland Road Little Bowden Market Harborough Leics		
UK postcode		
Name Sandra Lyn Buy	Class of shares allotted Ordinary	Number allotted 4,730
Address 28 Robotham Road Narborough Leicestershire		
UK postcode LE9 2RH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ____________________ **Date** 10-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	504	31,346	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (including any share premium)	6.32	3.644	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ **Date** 07-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

7-Nov-03

Early Exercise 2002 Schem e

Name			Address					Total Options Exercised
HILARY	CARBERRY		FLAT 2/R	19 DARNLEY GARDENS	POLLOKSHIELDS	GLASGOW	G41 4NQ	270
JANE	MARGARET	HARTLEY	23 RIPLEY ROAD	WILLESBOROUGH	ASHFORD	KENT	TN24 0JP	104
GRETA	PEARSON-KIRK		39 THE FAIRWAYS	TAUNTON	SOMERSET	TA1 3PA		41
KAREN	DRISCOLL		MELROSE	VICTORIA CRESCENT	ASHFORD	KENT	TN23 7HL	52
KAY	KENDALL		17A LASSELL FOLD	MATLEY	NEWTON	HYDE	SK14 4UT	37
								504

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

7-Nov-03

Alliance Leicester

Early Exercise 2000 Scheme

Name		Address					Total Opti
KATHRYN	DODSWORTH	9 BRIAR WOOD	WILMSLOW PARK	WILMSLOW	SK9 2DH		2,658
SIMON	ASHLEY	12 REGENTS PARK CLOSE	WEST BRIDGFORD	NOTTINGHAM	NG2 7ES		265
DAVID	BILLINGHAM	10 CAMPBELL CLOSE	KINGSMEAD	NORTHWICH	CW9 8NZ		531
HILARY	CARBERRY	FLAT 2/R	19 DARNLEY GARDENS	POLLOKSHIELDS	GLASGOW	G41 4NQ	1,276
KIM	COLGAN	21 MORTIMER CLOSE	ASHFORD	KENT	TN23 6JF		2,658
KIM	CROUCH	3 SPRINGWOOD CLOSE	GODINGTON PARK	ASHFORD	KENT	TN23 3JN	2,658
DEBORAH	DRURY	48 HEATHFIELD ROAD	ASHFORD	KENT	TN24 8QA		638
JOHN	EDWARDS	26 PINE ROAD	STALYBRIDGE	SK15 1UR			1,063
LOUISE	FOSTER	40 NEARSBY DRIVE	ABBEY PARK	WEST BRIDGFORD	NOTTINGHAM	NG2 6LA	206
ALLISON	GILHOOLY	5 ASH GROVE	ASHFROD	KENT	TN23 3JU		744
BRENDA	GOODRUM	27 SPOTLANDS AVENUE	WILLESBOROUGH	ASHFORD	KENT	TN24 0AQ	1,595
SHARON	GRIFFITHS	22 GREENWOOD CLOSE	AUGHTON	ORMSKIRK	LANCS	L39 5BL	425
ELAINE	HEALEY	3 GOODSHAW ROAD	WORSLEY	MANCHESTER	M28 7GJ		531
LEE	HOLDEN	80 RIVERMEAD ROAD	HAUGHTON GREEN	DENTON	MANCHESTER	M34 7PR	1,063
WARREN	HOLT	30 OAKHAM CLOSE	BRANDLESHOLME	BURY	BL8 1XJ		1,063
EVONNE	JONES	7 MARTIN AVENUE	OADBY	LEICESTER	LE2 4NH		106
CARMELA	KEGOS	21 NORWOOD STREET	ASHFORD	KENT	TN23 1QU		106
KEVIN	LANGLEY	18 OULTON LANE	HUYTON	LIVERPOOL	MERSEYSIDE	L36 4QX	2,658
ALEXANDRIA	MCLELLAN	14 WOODSTOCK WAY	KENNINGTON	ASHFORD .	KENT	TN24 9BL	2,658
SUSAN	MEEDY	6 LANGNEY DRIVE	WASHFORD FARM	ASHFORD	KENT	TN23 5UF	531
SIMON	MUNDAY	5 ESTHER DRIVE	SALE	CHESHIRE	M33 3PE		1,063
TARA	MURRAY	165 BEAVER ROAD	ASHFORD	KENT	TN23 7SG		212
MICHAEL	PERRY	97 BANKS LANE	STOCKPORT	CHESHIRE	SK1 4JX		1,063
LORRAINE	PULLEN	149 CANTERBURY ROAD	FOLKESTONE	KENT	CT19 5NX		436
SARAH	SMITH	CROSSWAYS COTTAGE	NORTHBOUND ROAD	EASTRY	NR SANDWICH	CT13 0JN	531
DEBRA	STANSBURY	15 ELM COTTAGES	HILDERS LANE	MARLPIT HILL	EDENBRIDGE	TN8 6LB	106
JEANETTE	STEAD	1 LON PEN-Y-GED	COCKETT	SWANSEA	SA2 0YE		212
KAY	TRIFFITT	1 WILLENS LODGE	CANTERBURY ROAD	ASHFORD	KENT	TN24 8JX	319
PAUL	VARLEY	11 HIGH TREES CLOSE	WILLESBOROUGH	ASHFORD	KENT	TN24 0ND	531
JACQUELINE	WILLIS	1 RIVERSDALE ROAD	ASHFORD	KENT	TN23 7TP		1,276
PETER	WOODS	2 BUTTFIELD ROAD	ASHFORD	KENT	TN23 5EB		531
KAREN	DRISCOLL	MELROSE	VICTORIA CRESCENT	ASHFORD	KENT	TN23 7HL	251
AUDREY	LOCKHART	73 COOLMILLISH ROAD	MARKETHILL	ARMAGH	BT60 1SH		319
KEVIN	ABBOTTS	33 BOLTON ROAD	PENDLEBURY	SWINTON	M27 8XS		1 063
							31,346

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	2,307	1,311	171
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	6.720	6.712	6.444

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address:		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 07-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3583

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

7-Nov-03

Early Exercise 1998 Scheme

Name		Address					Total Options Exercised
MAVIS	BISHOP	13 SOUTHBOURNE	ASHFORD	KENT	TN23 5UB		205
MARGARET	EGAN	23 TETBURY DRIVE	SHEPSHED	LOUGHBOROUGH	LEICESTERSHIRE	LE12 9NF	410
TARA	MURRAY	165 BEAVER ROAD	ASHFORD	KENT	TN23 7SG		256
JOSEPHINE	PILKINGTON	14 BASLOW AVENUE	HINDLEY GREEN	WIGAN	GREATER MANCHESTER	WN2 4NX	205
KAREN	DRISCOLL	MELROSE	VICTORIA CRESCENT	ASHFORD	KENT	TN23 7HL	205
FELIX	D'COSTA	20 CHESTERFIELD ROAD	LEICESTER	LE5 5LE			1,026
							2,307

SCHEDULE OF ALLOTMENTS UNDER THE
ALLIANCE & LEICESTER SHARESAVE SCHEME

07-Nov-03

Early Exercise 1999 Scheme

Name		Address				Total Options Exercised
FELIX	D'COSTA	20 CHESTERFIELD ROAD	LEICESTER	LE5 5LE		777
KAREN	DRISCOLL	MELROSE	VICTORIA CRESCENT	ASHFORD	TN23 7HL	185
BEVERLEY	CUCKSON	8 HUNTER DRIVE	RADCLIFFE	MANCHESTER	M26 4NL	194
DEBORAH	COMPAS	265 EDWAREBURY LANE	EDGWARE	MIDDLESEX	HA8 8QL	155
						1,311

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

7-Nov-03

Early Exercise 2001 Scheme

Name		Address				Total Options Exercised
GRETA	PEARSON-KIRK	39 THE FAIRWAYS	TAUNTON	SOMERSET	TA1 3PA	80
KAREN	DRISCOLL	MELROSE	VICTORIA CRESCENT	ASHFORD	TN23 7HL	91
						171

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,001		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.720		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed DJ Reeves **Date** 07-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3583

DX number 11000 DX exchange Leicester 14

Names and Address Details for G882

Shares	Name			Address				
821		RICHARD WYLIE	ANDERSON	12 SHARPES CLOSE	THORNTON	COALVILLE	LEICESTERSHIRE	LE67 1BY
410	MRS	DOREEN	JONES	31 DOWNSIDE CLOSE	BOOTLE	MERSEYSIDE		L30 5QX
513	MRS	CAROL ANN	MERCER	273 BEDFORD ROAD	BOOTLE	MERSEYSIDE		L20 9ND
513	MISS	ROSSLYN TRACY	VAUGHAN	33 LANSDOWNE AVENUE	MAIDSTONE	KENT		ME15 9DN
513	MRS	BALJEET KAUR	JOHAL	83 GAINSBOROUGH ROAD	WEST KNIGHTON	LEICESTER	LEICESTERSHIRE	LE2 3DH
1026	MRS	KERRY ANN	RYDER	34 HOGARTH ROAD	THURCASTON	LEICESTER		LE4 2SA
205	MRS	IRENE S	KELMAN	25 SPRINGFIELD DRIVE	NEW ELGIN	ELGIN	MORAYSHIRE	IV30 3XZ
4001								

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

5th November 2003

2nd Allotment

Name		Emp. Number	Total Options Exercised
RICHARD WYLIE	ANDERSON	3521	821
DOREEN	JONES	111111	410
CAROL ANN	MERCER	112208	513
ROSSLYN TRACY	VAUGHAN	330581	513
BALJEET KAUR	JOHAL	234221	513
KERRY ANN	RYDER	503317	1026
IRENE S	KELMAN	512562	205
			4001

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3623713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	371	1,373	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	644.4	6.32	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULES	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd October 2003

Early Exercise 2001 Scheme

Name		**Total Options Exercised**
HILARY	MURRAY	115
DIANE	HEARN	199
SUSAN	BINGHAM	57
		371

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd October 2003

Early Exercise 2002 Scheme

Name		**Total Options Exercised**
CATHARINE	WARMAN	205
AMANDA	HANSCOMB HARDY	514
BEN	DAWKINS	20
JACQUELINE	WILLIS	94
PATRICIA	CLINTON	308
DIANE	HEARN	102
DAVID	BILLINGHAM	130
		1373

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3623713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	586	421	11,359
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.720	6.712	3.644

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULES		
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode: TN24 8HU		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 24-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd October 2003

Early Exercise 1998 Scheme

Name		Total Options Exercised
HILARY	MURRAY	308
NICHOLA	MCNICHOLL	278
		586

24/10/03

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd October 2003

Early Exercise 1999 Scheme

Name		Total Options Exercised
CLARE	HART	193
HILARY	MURRAY	228
		421

24/10/03

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

23rd October 2003

Early Exercise 2000 Scheme

Name		**Total Options Exercised**
CATHARINE	WARMAN	1593
DEBORAH	STEVENS	942
GARY	WHYTON	2655
JOHN	O'FARRELL	2658
ELAINE	BLAKE	517
ANDREA	SANDERS	159
HILARY	MURRAY	1241
PATRICIA	CLINTON	1063
DIANE	HEARN	531
		11359

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,476		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	4.55.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Alan Browne	Class of shares allotted: Ordinary	Number allotted: 6,476
Address: 14 Brockshill Drive Oadby Leicester		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	13	10	2002			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	4,776	3,676	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	7.85	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark John Griffin	Class of shares allotted: Ordinary	Number allotted: 8,452
Address: 3 The Gables Upper Packington Road Ashby de le Zouvh Leics		
UK postcode: LE65 1EH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed _______________ Date 13-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	10	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,681	1,585	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	754.5	795	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Kevin Langley	Class of shares allotted: Ordinary	Number allotted: 3,266
Address: 18 Oulton Lane Huyton Merseyside		
UK postcode: L38 4QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 09-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE3 2SX
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	10	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	652	520	2,106
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.785	8.37	7.545

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Michael Whyton	Class of shares allotted: Ordinary	Number allotted: 3,278
Address: 352 Reigate Road Epsom Downs Surrey		
UK postcode: KT17 3LY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 09-Oct-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,001		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.37		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name John Thomas O'Farrell	Class of shares allotted Ordinary	Number allotted 2,001
Address 11 Fisher's Lane Orwell Royston Herts		
UK postcode SG8 5QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 29-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 3853	
DX number 11000	DX exchange Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Allince & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,929		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	7.85		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Edward Rimmer	Class of shares allotted: Ordinary	Number allotted: 2,929
Address: 4 Woodlands Close Harrogate		
UK postcode: HG2 8QD		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 11-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10 / 09 / 2003	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,003	7,997	2,987
Nominal value of each share	.50p	.50p	.50p
Amount (if any) paid or due on each share *(including any share premium)*	785	805.5	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael J. Wignall	Class of shares allotted: Ordinary	Number allotted: 13,987
Address: Westfield House 2 St. Nicholas Close Teddington Tewkesbury - Glos		
UK postcode: GL20 8TS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Shares Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	9,701	6,586	
Nominal value of each share	.50p	.50p	
Amount (if any) paid or due on each share (including any share premium)	795	455.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

30,274

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Michael J. Wignall	Class of shares allotted: Ordinary	Number allotted: 16,287
Address: Westfield House 2 St. Nicholas Close Teddington Tewkesbury - Glos		
UK postcode: GL20 8TS		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 10-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Shares Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	191	4,482	6,425
Nominal value of each share	.50p	.50p	.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	754.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: David Christopher Billingham	Ordinary	11,098
Address: 10 Campbell Close Kingsmead Northwich Cheshire		
UK postcode: CW9 8NZ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 10-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Shares Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,978	2,002	1,464
Nominal value of each share	.50p	.50p	.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	7.545	8.37

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Christopher Billingham	Class of shares allotted: Ordinary	Number allotted: 5,444
Address: 10 Campbell Close Kingsmead Northwich Cheshire		
UK postcode: CW9 8NZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 10-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Shares Scheme Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	635	4,645	1,612
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	795	754.5	0.012

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert David Jones	Class of shares allotted: Ordinary	Number allotted: 6,892
Address: 9 Hunters Mews Wilmslow Cheshire		
UK postcode: SK9 2AR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	09	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	6,586	7,005	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	455.5	785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name John R. Windeler	Class of shares allotted Ordinary	Number allotted 6,586
Address 1 St. Albans Mansion Kensington Court Place London		
UK postcode W8 5QH		
Name Andrew Blyth Swann	Class of shares allotted Ordinary	Number allotted 7,005
Address Neild House Beamond End Amersham Bucks		
UK postcode HP7 0QT		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Sep-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,550		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: John Purnell	Class of shares allotted: Ordinary	Number allotted: 1,550
Address: 69 Halsall Road Birkdale Southport Merseyside		
UK postcode: PR8 3DB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** ~~19 Aug 2003~~ 20.8.03

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	19,565	7,028	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	460	455.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint snare allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Alan Thomas	Class of shares allotted: Ordinary	Number allotted: 19,565
Address: Oxholme, Devon Lane, Bottesford, Notts		
UK postcode: NG13 0BZ		
Name: Ian Frank Tandy	Class of shares allotted: Ordinary	Number allotted: 7,028
Address: Bridle Cottage, Fernie Chase, Thorpe Langton, Market Harborough - Leics.		
UK postcode: LE16 7SE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leics LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

co form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	826	2,264	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	0.012	0.0044	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Keith Johnston Robinson	Class of shares allotted: Ordinary	Number allotted: 3,090
Address: Willow Barn, Standard Lane, Bethersden, Kent		
UK postcode: TN26 3JS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 14-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3835
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	574	720	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	0.017	0.0138	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Thomas O'Farrell Address: 11 Fisher's Lane, Orwell, Herts UK postcode: SG8 5QX	Ordinary	1,294
Name: Address: UK postcode:		
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3835

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	11,214	2,771	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	3.644	6.720	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 11,214
Address: SEE ATTACHED SCHEDULE		
UK postcode		
Name	Class of shares allotted: Ordinary	Number allotted: 2,771
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 16-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

Details for G882

Name		Address					Number of Options
HARVEY	WESTWOOD	4 VICTORIA ROAD	LIGHTCLIFFE	HALIFAX	WEST YORKSHIRE	HX3 8DF	2566
THOMAS JOHN	LOUGHLIN	80 ORLEANS ROAD	OLD SWAN	LIVERPOOL	MERSEYSIDE	L13 5XW	205
							2771

Details for G882

Name		Address					Number of Options
DIANE ROSEMARY	MYRING	129 STATION ROAD	WYTHALL	BIRMINGHAM		B47 6AG	265
TRACY JANE	HOLT	6 HUMES CLOSE	WHETSTONE	LEICESTER		LE8 6ZQ	957
ANDREW	NIXON	9 RUFFORD AVENUE	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 9BY	2658
YVONNE LAVINIA CARTWRIGHT	MC-CARTAN	54 PRESCOT STREET	WALLASEY	MERSEYSIDE		CH45 9J	2658
JAMES CHRISTIAN	HORTON	31 ATKINSON WALK	KENNINGTON	ASHFORD	KENT	TN24 9SB	2658
JAMES	DUGGAN	48 ASHBOURNE AVENUE	NETHERTON	BOOTLE	MERSEYSIDE	L30 3SF	850
RACHEL TARA	AUCOTT	9 GREENHILL CLOSE	NARBOROUGH	LEICESTER	LEICESTERSHIRE	LE9 5WD	106
MICHELLE	NORWOOD	422 RING ROAD	BEESTON PARK	LEEDS	WEST YORKSHIRE	LS10 4NX	531
IAN	TATE	14 DUNES DRIVE	FORMBY	LIVERPOOL		L37 1PF	531
							11214

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,100	714	
Nominal value of each share	0.50p	.50p	
Amount (if any) paid or due on each share *(including any share premium)*	4.555	6.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Paula O'Reilly	Class of shares allotted: Ordinary	Number allotted: 1,100
Address: 40 Leicester Road Sapcote Leicester		
UK postcode: LE9 4JF		
Name: Geoffrey Lloyd	Class of shares allotted: Ordinary	Number allotted: 714
Address: 3 Grafton Drive Ainsdale Southport Merseyside		
UK postcode: PR8 2RN		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Si Lloyd Date 16-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	666	4,465	1,986
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.78	6.70	4.555

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Patton	Class of shares allotted: Ordinary	Number allotted: 5,131
Address: 14 Folville Street, Ashby Folville, Leicester		
UK postcode: LE14 2TE		
Name: Martyn Jackson	Class of shares allotted: Ordinary	Number allotted: 1,986
Address: 198 Rugby Road, Milverton, Leamington Spa		
UK postcode: CV32 6DU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,052	1,030	1,865
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	6.785	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Rachel Morrison	Ordinary	2,052
Address: 23 The Beeches Uppingham Rutland		
UK postcode: LE15 9PG		
Name: Joseph Garbutt	Ordinary	1,030
Address: 11 Hodnet Close Butts Road East Hunsbury Northants		
UK postcode: NN4 0XY		
Name: John Hennigan	Ordinary	1,865
Address: 1 Woodlands Court Oadby Leicester		
UK postcode: LE2 4QE		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester	
Carlton Park, Narborough, Leicester LE19 0AL	
Tel 0116 200 3853	
DX number 11000	DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,931	4,402	1,500
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	4.555	6.70	4.555

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Muddimer	Class of shares allotted: Ordinary	Number allotted: 1,931
Address	44 Coventry Road Narborough Leicester		
UK postcode	LE9 5GB		
Name	Mark Browne	Class of shares allotted: Ordinary	Number allotted: 4,402
Address	14 Brocks Hill Drive Oadby Leicester		
UK postcode	LE2 5RD		
Name	Paula O'Reilly	Class of shares allotted: Ordinary	Number allotted: 1,500
Address	40 Leicester Road Sapcote Leicester		
UK postcode	LE9 4JF		
Name		Class of shares allotted	Number allotted
Address			
UK postcode			

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 15-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	15	04	2004			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,086	4,836	3,880
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	4.555	4.555	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ — DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB — DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Steven Hart	Ordinary	3,086
Address: 18 Wyndale Road Knighton Leicester		
UK postcode: LE2 3WR		
Name: Jonathan Wright	Ordinary	4,836
Address: 10 Attenborough Close Thorpe Astley Leicester		
UK postcode: LE3 3UD		
Name: Ian Hendrick	Ordinary	3,880
Address: 45 Forryans Close Wigston Leicester		
UK postcode: LE18 3LL		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 15-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,614	2,654	3,900
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	7.85	5.10	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Steven Cliff	Class of shares allotted: Ordinary	Number allotted: 4,268
Address: Paddock View Frolesworth Road Leire Leics		
UK postcode: LE17 5HJ		
Name: James Aspinwall	Class of shares allotted: Ordinary	Number allotted: 3,900
Address: 14 Dempsey Close Lutterworth Leics		
UK postcode: LE17 4GL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 06-Apr-2004

A director / ~~secretary / administrator /~~ administrative receiver / receiver- manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	02	04	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,742	2,039	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.70	7.85	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Andrew Giddings	Class of shares allotted Ordinary	Number allotted 9,871
Address 27 Hill Rise Woodhouse Eaves Leicestershire		
UK postcode LE12 8QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 02-Apr-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	588	6,521	
Nominal value of each share	0.50	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	6.70	4.60	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: John Hennigan	Class of shares allotted: Ordinary	Number allotted: 588
Address: 1 Woodlands Court, Oadby, Leicester, LEICS		
UK postcode: LE2 4QE		
Name: Michael Thomas	Class of shares allotted: Ordinary	Number allotted: 6,521
Address: Oxholme, Devon Lane, Bottesford, NOTTS		
UK postcode: NG13 0BZ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3353
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	700	1,977	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	4.555	6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Martyn Jackson Address: 198 Rugby Road, Milverton, Leamingon Spa UK postcode: CV32 6DU	Ordinary	700
Name: James Bone Address: 134 Northdene Road, Knighton, Leicester UK postcode: LE2 6JH	Ordinary	1,977
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 30-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,116		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: William Sutton	Class of shares allotted: Ordinary	Number allotted: 3,116
Address: 1 Field Hurst, Stony Butts Lane, Barkisland, Halifax		
UK postcode: HX4 0JE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 29-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	682	896	
Nominal value of each share	0.50p	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	6.785	6.785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Price	Class of shares allotted: Ordinary	Number allotted: 682
Address: 17 The Chase, Knaresborough, North Yorkshire		
UK postcode: HG5 0SY		
Name: Karen Woods	Class of shares allotted: Ordinary	Number allotted: 896
Address: Gooseberry Farm, Holmesfield, Dronfield, Derbyshire		
UK postcode: S18 7WB		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________ Date 29-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform.

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	692	2,611	
Nominal value of each share	0.50p	0.50	
Amount (if any) paid or due on each share *(including any share premium)*	6.785	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alasdair Cameron	Class of shares allotted: Ordinary	Number allotted: 3,309
Address: 2 Cammohill Cammo Edinburgh		
UK postcode: EH4 8EY		
Name:	Class of shares allotted: Ordinary	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 29-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Paul Askew, Share Schemes Manager, Alliance & Leicester
	Carlton Park, Narborough, Leicester LE19 0AL
	Tel 0116 200 3853
	DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 5	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,690	1,040	1,497
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	7.545	8.37	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Ledward	Class of shares allotted: Ordinary	Number allotted: 4,227
Address: The Homestead, Gayton Road, Eastcote, Northants		
UK postcode: NN12 8NG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	25	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,731		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Class of shares allotted	Number allotted
Name: Alastair Price	Ordinary	3,731
Address: Four Winds Houghton Hill Houghton Huntingdon - Cambs		
UK postcode: PE28 2BS		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 25-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 2363713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,770	6,962	672
Nominal value of each share	0.50p	0.50p	0.60p
Amount (if any) paid or due on each share *(including any share premium)*	6.720	3.644	6.785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,770
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 6,962
Address:		
UK postcode:		
Name: Kevin Chowne	Class of shares allotted: Ordinary	Number allotted: 672
Address: 13 Glebe Road West Bridgford Nottingham		
UK postcode: NG2 6DS		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

25th March 2004

12th Allotment

Name		Emp. Number	Total Options Exercised
HELEN MARIAN	BURDON	215564	102
HILARY JANE	BUCKLEY	21406	770
PATRICIA DOREEN	WHITBY	87773	1283
DOUGLAS RAYMON	SOUTHERN	220866	513
MOFAT	PATEL	516058	102
			2770

22/03/04

Details for G882

Name		Address				Number of Options
HELEN MARIAN	BURDON	18 HELENS MEAD ROAD	TORQUAY	DEVON	TQ2 8PD	102
HILARY JANE	BUCKLEY	136 UPLANDS ROAD	OADBY	LEICESTER	LE2 4NR	770
PATRICIA DOREEN	WHITBY	16 ELGIN AVENUE	WARRINGTON	CHESHIRE	WA4 6BU	1283
DOUGLAS RAYMOND	SOUTHERN	15 EDENFIELD CLOSE	SOUTHPORT	MERSEYSIDE	PR8 6LL	513
MOFAT	PATEL	30 MCDONALD ROAD	BELGRAVE	LEICESTER	LE4 5HD	102
						2770

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Alliance Leicester

2000 3 Year Maturity

12th Allotment

25th March 2004

Name		Employee Number	Total Options Exercised
WENDY ELISABETH	CLEWES	129380	53
TRACIE ELIZABETH	DICK	133853	212
KAREN	JONES	103202	2658
CAROLYN JUDITH	ELLIOTT	46777	1063
ERIC	JONES	4905	425
JEAN ROSE	COLLINS	400641	319
ROBERT	MCALLISTER	134936	1063
CHRISTINE ELIZABETH	JACKSON	224190	1063
LINDA ANN	BAILEY	235407	106
			6962

22/03/04

Details for G882

Name		Address					Number of Options
WENDY ELISABETH	CLEWES	15 JASMINE COURT	NARBOROUGH	LEICESTER		LE9 5WH	53
TRACIE ELIZABETH	DICK	39 SAPCOTE ROAD	BURBAGE	HINCKLEY		LE10 2AS	212
KAREN	JONES	17 HARRINGTON GREEN	FORMBY	LIVERPOOL	MERSEYSIDE	L37 1PN	2658
CAROLYN JUDITH	ELLIOTT	8 HART CLOSE	WHETSTONE	LEICESTER		LE8 6BT	1063
ERIC	JONES	147 BARCLAY STREET	LEICESTER	LEICESTER	LEICESTERSHIRE	LE3 0JE	425
JEAN ROSE	COLLINS	1 KINGLSEY CLOSE	LYDIATE	LIVERPOOL	MERSEYSIDE	L31 4LA	319
ROBERT	MCALLISTER	9 NEW STREET	LUTTERWORTH			LE17 4PJ	1063
CHRISTINE ELIZABETH	JACKSON	297 HESKETH LANE	TARLETON	PRESTON	LANCASHIRE	PR4 6RJ	1063
LINDA ANN	BAILEY	3 EMMANUEL AVENUE	ST ALBANS COURT	ARNOLD	NOTTINGHAMSHIRE	NG5 9QN	106
							6962

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	2363713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23 / 03 / 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,519	1,862	103
Nominal value of each share	0.50p	0.50p	0.60p
Amount (if any) paid or due on each share *(including any share premium)*	6.444	6.32	6.89

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 2,519
Address		
UK postcode		
Name SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 1,862
Address		
UK postcode		
Name SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 103
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25th March 2004

Alliance Leicester

Early Exercise 2001 Scheme

Name			Address					Total Options Exercised
YVONNE	DODD		96 QUEENS DRIVE	ROWLEY REGIS	WEST MIDLANDS	B65 9JJ		233
HELEN	KAY	HARGREAVES	8 WALLHURST CLOSE	WORSTHORNE	BURNLEY	LANCASHIRE	BB10 3NY	90
ELAINE	HEALEY		3 GOODSHAW ROAD	WORSLEY	MANCHESTER	M28 7GJ		233
JOSEPHINE	ANNE	PILKINGTON	14 BASLOW AVENUE	HINDLEY GREEN	WIGAN	MANCHESTER	WN2 4NX	225
KAREN	ROBINSON		17 ROOKERY CLOSE	ETTILEY HEATH	SANDBACH	CHESHIRE	CW11	467
JACQUELINE	ROGERSON		24 WINDSOR HOUSE	KINGSMEAD MEWS	BLACKLEY	MANCHESTER	M9 0RT	86
LYNN	WILSON		9 SANDILANDS	WILLESBOROUGH	ASHFORD	KENT	TN24 0RD	241
FIONA	TINSLEY		HOMELANDS FARM	ASHFORD ROAD	KINGSNORTH	ASHFORD	TN26 1NJ	120
SARAH	SMITH		CROSSWAYS COTTAGE	NORTHBOURNE ROAD	EASTRY	SANDWICH	CT13 0JN	233
REGINALD	EDGAR	JONES	22 COOPERS LANE	DUNTON BASSETT	LUTTERWORTH	LEICESTER	LE17 5LH	398
SALLY	JOANNE	CODD	16 COLLARD ROAD	WILLESBOROUGH	ASHFORD	KENT	TN24 0RJ	193
								2,519

25th March 2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
YVONNE	DODD		96 QUEENS DRIVE	ROWLEY REGIS	WEST MIDLANDS	B65 9JJ		136
HELEN	KAY	HARGREAVES	8 WALLHURST CLOSE	WORSTHORNE	BURNLEY	LANCASHIRE	BB10 3NY	128
ELAINE	HEALEY		3 GOODSHAW ROAD	WORSLEY	MANCHESTER	M28 7GJ		136
KAREN	ROBINSON		17 ROOKERY CLOSE	ETTILEY HEATH	SANDBACH	CHESHIRE	CW11 3NJ	272
GEORGINA	ANN	STEVENS	GARDEN FLAT	161 CHERITON ROAD	FOLKESTONE	KENT	CT19 5HG	51
MARY	ALLANSON		14 TEMPLE GATE DRIVE	LEEDS	LS15 0HZ			144
LYNN	WILSON		9 SANDILANDS	WILLESBOROUGH	ASHFORD	KENT	TN24 0RD	144
FIONA	TINSLEY		HOMELANDS FARM	ASHFORD ROAD	KINGSNORTH	ASHFORD	TN26 1NJ	72
SARAH	SMITH		CROSSWAYS COTTAGE	NORTHBOURNE ROAD	EASTRY	SANDWICH	CT13 0JN	202
REGINALD	EDGAR	JONES	22 COOPERS LANE	DUNTON BASSETT	LUTTERWORTH	LEICESTER	LE17 5LH	231
SALLY	JOANNE	CODD	16 COLLARD ROAD	WILLESBOROUGH	ASHFORD	KENT	TN24 0RJ	346
								1862

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

25th March 2004

Early Exercise 2003 Scheme

Name			Address					Total Options Exercised
HELEN	KAY	HARGREAVES	8 WALLHURST CLOSE	WORSTHORNE	BURNLEY	LANCASHIRE	BB10 3NY	29
REGINALD	EDGAR	JONES	22 COOPERS LANE	DUNTON BASSET	LUTTERWOR	LEICESTER	LE17 5LH	74
								103

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	2363713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	187	215	5,023
Nominal value of each share	0.50p	0.50p	0.60p
Amount (if any) paid or due on each share *(including any share premium)*	6.72	6.712	3.644

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted: Class of shares allotted	Shares and share class allotted: Number allotted
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Ordinary	187
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Ordinary	215
Name: SEE ATTACHED SCHEDULE Address: UK postcode:	Ordinary	5,023
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

25th March 2004

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 1998 Scheme

Name		Address					Total Options Exercised
JANET	TEBB	OWLS WOOD	74 THE BRIDLE	GLEN PARVA	LEICESTER	LE2 9HQ	187
							187

25th March 2004

Alliance Leicester

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 1999 Scheme

Name		Address					Total Options Exercised
JOSEPHINE ANNE	PILKINGTON	14 BASLOW AVENUE	HINDLEY GREEN	WIGAN	GREATER MANCHESTER	WN2 4NX	215
							215

25th March 2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2000 Scheme

Name		Address					Total Options Exercised
MARK	KWIATKOWSKI	74 TEWKESBURY STREET	LEICESTER	LE3 5HP			1 065
DIANE	MASON	10 HAM LANE	LENHAM	MAIDSTONE	KENT	ME17 2LL	2,965
JOSEPHINE ANNE	PILKINGTON	14 BASLOW AVENUE	HINDLEY GREEN	WIGAN	GREATER MANCHESTER	WN2 4NX	424
HANSABEN SOLANKI	PRS OF SATISH SOLANKI	22 SUNDEW ROAD	HUNTERS RISE	HAMILTON	LEICESTER	LE5 1SY	401
CAROLINE MARIE	SARGEANT	11 BRIDGEWATER WAY	BUSHEY	HERTS	WD23 4OA		168
							5,023

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	03	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	3,144		
Nominal value of each share	0.50		
Amount (if any) paid or due on each share *(including any share premium)*	6.785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael Thomas	Class of shares allotted: Ordinary	Number allotted: 3,144
Address: Oxholme Devon Lane Bottesford Notts		
UK postcode: NG13 0BZ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 23-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	6,892		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	3.66		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alliance & Leicester Quest Trustee Limited	Class of shares allotted: Ordinary	Number allotted: 6,892
Address: Carlton Park Narborough Leicester LEICS		
UK postcode: LE19 0AL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	582		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Simon Hull	Class of shares allotted: Ordinary	Number allotted: 582
Address: Appt. 1 - Slieau Ree Union Mills Douglas Isle of Man		
UK postcode: IM4 4ND		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 16-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 5	0 3	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	19,029		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	19,029		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Laurence Permutt	Class of shares allotted: Ordinary	Number allotted: 19,029
Address: 35 Rockways, Arkley, Herts		
UK postcode: EN5 3JJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 15-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	7,388		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Annika Wahlberg	Class of shares allotted: Ordinary	Number allotted: 7,388
Address: The Fox Clay Coton Northants		
UK postcode: NN6 6JU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09 03 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	675	11,105	3,322
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	6.70	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Richard Price	Ordinary	675
Address: 17 The Chase, Knaresborough, North Yorkshire		
UK postcode: HG5 0SY		
Name: Andrew Swann	Ordinary	11,105
Address: Neild House, Beamond End, Amersham, BUCKS		
UK postcode: HP7 0QT		
Name: Karen Woods	Ordinary	3,322
Address: Gooseberry Farm, Holmesfield, Dronfield		
UK postcode: S18 7WB		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 09-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,508	3,285	9,521
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	6.70	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard Price Address: 17 The Chase, Knaresborough, North Yorkshire UK postcode: HG5 0SY	Ordinary	2,508
Name: Mark Browne Address: 15 Brockshill Drive, Oadby, Leicester UK postcode: LE2 5RD	Ordinary	3,285
Name: Mahomed Piranie Address: 15 Lindrick Drive, Leicester UK postcode: LE5 5UH	Ordinary	9,521
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 2363713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	03	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	5,335	21,887	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.70	8.69	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Robert Towers	Class of shares allotted: Ordinary	Number allotted: 5,335
Address: 27 Winwick Park Avenue Winwick Warrington Cheshire		
UK postcode: WA2 8XB		
Name: Alliance & Leicester Quest Trustee Limited	Class of shares allotted: Ordinary	Number allotted: 21,887
Address: Carlton Park Narborough Leicester		
UK postcode: LE19 0AL		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Mar-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,628	2,126	5,171
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	5.33	6.70	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard Banks	Ordinary	5,628
Address: Maple Cottage - Leas Garden, Jackson Bridge, Holmfirth, Huddersfield		
UK postcode: HD7 1UF		
Name: Kevin Chowne	Ordinary	2,126
Address: 13 Glebe Road, West Bridgford, Nottingham		
UK postcode: NG2 6DS		
Name: Joseph Garbutt	Ordinary	5,171
Address: 11 Hodnet Close, Butts Road, East Hunsbury, Northampton		
UK postcode: NN4 0XY		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 27-Feb-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	27	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	66,415		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.70		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Bennett	Class of shares allotted: Ordinary	Number allotted: 66,415
Address: Mill Meadow House Mill Lane Lower Slaughter Gloucester		
UK postcode: GL54 2HX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted: 5,171
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______ Date 27-Feb-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	2 5	0 2	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,152	18,796	5,147
Nominal value of each share	0.50	0.50	0.50
Amount (if any) paid or due on each share *(including any share premium)*	670	670	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: John O'Farrell	Class of shares allotted: Ordinary	Number allotted: 4152
Address: 11 Fishers Lane Orwell Royston Cambs		
UK postcode: SG8 5QX		
Name: William Sutton	Class of shares allotted: Ordinary	Number allotted: 18796
Address: 1 Field Hurst Stony Butts Lane Barkisland Halifax		
UK postcode: HX4 0JE		
Name: Stuart Dawkins	Class of shares allotted: Ordinary	Number allotted: 5,147
Address: 1 Central Avenue Leicester		
UK postcode: LE2 1TB		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 25-Feb-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3855
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24 02 2004	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,282	7,201	2,014
Nominal value of each share	0.50p	0.50p	0.5p
Amount (if any) paid or due on each share *(including any share premium)*	670	670	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Billingham	Class of shares allotted: Ordinary	Number allotted: 2,282
Address: 10 Campbell Close Kingsmead Nortwich Cheshire		
UK postcode: CW9 8NZ		
Name: Stephen Carter	Class of shares allotted: Ordinary	Number allotted: 7,201
Address: New House The Green Bitteswell Lutterworth - Leics		
UK postcode: LE17 4SB		
Name: Simon Hull	Class of shares allotted: Ordinary	Number allotted: 2,014
Address: 2 Tromade Heights Douglas Isle of Man		
UK postcode: IM2 5LU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 24-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	20,547	10,074	6,791
Nominal value of each share	0.50p	0.50p	0.5p
Amount (if any) paid or due on each share *(including any share premium)*	785	670	670

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland DX 235 Edinburgh

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Stewart Fraser Address: 8 Summers Close, Knutsford, Cheshire UK postcode: WA16 9AW	Ordinary	20,547
Name: Michael Thomas Address: Oxholme, Devon Lane, Bottesford, Nottingham UK postcode: NG13 0BZ	Ordinary	10,074
Name: Stuart Dawkins Address: 1 Central Avenue, Leicester UK postcode: LE2 1TB	Ordinary	6,791
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 24-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,731	687	2,824
Nominal value of each share	0.50p	0.50p	0.50P
Amount (if any) paid or due on each share *(including any share premium)*	900.5	785	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Paul Lister	Class of shares allotted Ordinary	Number allotted 6,242
Address 7 Lighthouse Drive Ainsdale Southport		
UK postcode PR8 2SU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 20-Feb-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

ccform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,067		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	785		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Paul Lister	Class of shares allotted: Ordinary	Number allotted: 1,067
Address: 7 Lighthouse Drive, Ainsdale, Southport		
UK postcode: PR8 2SU		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	02	2004			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	12,128		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (*including any share premium*)	3.644		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 12,128
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 16-Feb-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4376

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 3 Year Maturity

Alliance Leicester

9th Allotment

19th February 2004

Name		Employee Number	Total Options Exercised
ANJNA	PREMA	213118	797
PHILIP ROGER	EVANS	49464	2126
PAUL GERARD	WHELAN	244163	1329
IAN MALCOLM	GRIFFITHS	63784	1733
SUSAN DIANE	BEAUMONT	100498	265
JOANNE	CONWAY	204910	531
RICHARD WILLIAM	CROFT	63158	1839
JOANNA LOUISE	WELLS	230880	2658
ASHRAF	KAROLIA	500284	531
PEARL CHRISTINE	SIMPSON	601301	319
			12128

Details for G882

Name		Address					Number of Options
ANJNA	PREMA	10 HEYBRIDGE ROAD	HUMBERSTONE	LEICESTER		LE5 0AP	797
PHILIP ROGER	EVANS	16 BUTTERMERE WAY	BARROW UPON SOAR	LEICESTERSHIRE		LE12 8PG	2126
PAUL GERARD	WHELAN	3 ROOSEVELT DRIVE	AINTREE	LIVERPOOL	MERSEYSIDE	L9 0LS	1329
IAN MALCOLM	GRIFFITHS	7 TILLEY CLOSE	THORPE ASTLEY	BRAUNSTONE	LEICESTER	LE3 3TD	1733
SUSAN DIANE	BEAUMONT	106 BROOKE ROAD WEST	WATERLOO	LIVERPOOL	MERSEYSIDE	L22 2BQ	265
JOANNE	CONWAY	38 SYCAMORE WAY	LITTLETHORPE	LEICESTER	LEICESTERSHIRE	LE9 5HT	531
RICHARD WILLIAM	CROFT	41 DUNSTER ROAD	WEST BRIDGFORD	NOTTINGHAM		NG2 6JE	1839
JOANNA LOUISE	WELLS	VILLAGE HOUSE	17 BRADWELL ROAD	LOUGHTON	MILTON KEYNES	MK5 8AP	2658
ASHRAF	KAROLIA	8 GREENLAND AVENUE	LEICESTER			LE5 1AA	531
PEARL CHRISTINE	SIMPSON	15 HAYES ROAD	WIGSTON	LEICESTERSHIRE		LE18 3RH	319
							12128

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 0	0 2	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,305		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Neil McCormick	Class of shares allotted: Ordinary	Number allotted: 1,305
Address: 6 Minton Close, Liverpool		
UK postcode: L12 0SN		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 10-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,305		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Neil McCormick	Class of shares allotted: Ordinary	Number allotted: 1,305
Address: 6 Minton Close, Liverpool		
UK postcode: L12 0SN		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 10-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	46,204		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	8.30		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name ALLIANCE + LEICESTER ~~SEE ATTACHED SCHEDULE~~ SHARE INCENTIVE PLAN TRUSTEE	Class of shares allotted: Ordinary	Number allotted: 46,204
Address BUILDING 3 FLOOR 2 CARLTON PARK NARBOROUGH LEICESTER LE19 OAL		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Feb-2004

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

cc.form

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05 02 2004	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	966		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.712		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 966
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 05-Feb-2004

~~A director /~~ secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

11th February 2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 1999 Scheme

Alliance Leicester

Name		Address				Total Options Exercised
SUE	RATOMSKI	STONE COTTAGE	PARKGATE ROAD	MOLLINGTON	CH1 6NE	811
SARAH	PRITCHARD	35 LYNDEN WAY	SWANLEY	BR8 7DW		155
						966

05/02/04

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,894	4,294	6,154
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	837	805.5	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Alan Wood	Ordinary	12,343
Address: 10 Farr Hall Drive, Heswall, Wirral, Merseyside		
UK postcode: CH60 4SF		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 05-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	862		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	837		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alan Wood	Class of shares allotted: Ordinary	Number allotted: 862
Address: 10 Farr Hall Drive, Heswall, Wirral, Merseyside		
UK postcode: CH60 4SF		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05-Feb-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,004	4,293	1,790
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.70	754.5	754.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alan Wood	Class of shares allotted: Ordinary	Number allotted: 11,087
Address: 10 Farr Hall Drive Heswall Wirral Merseyside		
UK postcode: CH60 4SF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 05-Feb-2004

~~A director~~ / secretary / ~~administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	02	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	224	1,658	5,872
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.32	6.44	3.644

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
PLEASE SEE ATTACHED SCHEDULE	Ordinary	7,754
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 05-Feb-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

11th February 2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
ANTHONY	NORMAN	BOYNE	203 MONTONMILL GARDENS	MONTON	MANCHESTER	LANCASHIRE	M30 8EG	224
								224

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

11th February 2004

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
SIMON	ASHLEY		12 REGENTS PARK CLOSE	WEST BRIDGFORD	NOTTINGHAM	NG2 7ES	112
ANTHONY	NORMAN	BOYNE	203 MONTONMILL GARDENS	MONTON	MANCHESTER	M30 8EG	315
ROBERT	JONES		9 HUNTERS MEWS	WILMSLOW	CHESHIRE	SK9 2AR	1126
APRIL	GRUNDY		6 MOORFIELD GROVE	BOLTON	BL2 2LQ		105
							1658

11th February 2004

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Early Exercise 2000 Scheme

Name		Address				Total Options Exercised
ANTHONY	EBINGER PRS OF ALISON EBINGER	917 MELTON ROAD	THURMASTON	LEICESTER	LE4 8EF	78
ANTOINETTE	BASTIANPULLE	55 SYBIL ROAD	ROWLEY FIELDS	LEICESTER	LE3 2EY	106
NIGEL	CLAYTON	69 ST MICHAELS WAY	BRACKLA	BRIDGEND	CF31 2BT	2,882
HELEN	KENNEDY	37 SHRIGLEY ROAD	BOLLINGTON	MACCLESFIELD	SK10 5RD	2,806
						5872

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 4	0 2	2 0 0 4			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	308	12,969	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.720p	3.644	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	308
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	12,969
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Feb-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester, LE19.0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

Alliance Leicester

2000 3 Year Maturity

8th Allotment

4th February 2004

Name		Employee Number	Total Options Exercised
DAVID LESLIE	STOREY	210003	1595
GRAHAM LEONARD	DAVIES	117090	531
ADRIAN HUGH	WHALLEY	211932	1595
KIM	WATSON	209374	212
DEBRA JAYNE	DAVIES	398141	531
TESSA	TAYLOR	77128	2658
BRENDA ALICE	COOKSON	334767	425
JEREMY	ONIONS	501367	2658
KATHRYN JUDITH	EVANS	520031	2658
GAVIN WILLIAM	WRIGHT	600165	106
			12969

Details for G882

Name		Address					Number of Options
DAVID LESLIE	STOREY	39 BAUCHER DRIVE	BOOTLE	MERSEYSIDE		L20 6JE	1595
GRAHAM LEONARD	DAVIES	16 ORCHARD DALE	LIVERPOOL	MERSEYSIDE		L23 2RJ	531
ADRIAN HUGH	WHALLEY	ELM COTTAGES	171 LEICESTER ROAD	SUTTON IN THE ELMS	LEICESTERSHIRE	LE9 6QF	1595
KIM	WATSON	C/O HELEN HALL	22 MEADOW CLOSE	STONEY STANTON	LEICESTERSHIRE	LE9 4BX	212
DEBRA JAYNE	DAVIES	16 ORCHARD DALE	CROSBY	MERSEYSIDE		L23 2RJ	531
TESSA	TAYLOR	7 THE HUNTINGS	BARONS PARK	KIRBY MUXLOE	LEICESTERSHIRE	LE9 2BX	2658
BRENDA ALICE	COOKSON	53 MUSPRATT ROAD	SEAFORTH	LIVERPOOL	MERSEYSIDE	L21 4NW	425
JEREMY	ONIONS	71 LEICESTER ROAD	GLEN PARVA	LEICESTER		LE2 9HJ	2658
KATHRYN JUDITH	EVANS	15 HEIGHTON CRESCENT	LITTLETHORPE	LEICESTER		LE9 5JN	2658
GAVIN WILLIAM	WRIGHT	43 DUNTON STREET	LEICESTER			LE3 5EL	106
							12969

SCHEDULE OF ALLOTMENTS UNDER THE
ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

4th February 2004

8th Allotment

Name		Emp. Number	Total Options Exercised
JULIA ATKINSON	HARVEY	253736	308
			308

Details for G882

Name		Address				Number of Options
JULIA ATKINSON	HARVEY	22 ARLEY STREET	ARMLEY	LEEDS	LS12 2PD	308

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,448		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	3.64		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name SEE ATTACHED SCHEDULE	Class of shares allotted Ordinary	Number allotted 4,448
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 28-Jan-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28th January 2004

Early Exercise 2000 Scheme

Name		Address				Total Options Exercised
ANTHONY	EBINGER PRS OF ALISON EBINGER	917 MELTON ROAD	THURMASTON	LEICESTER	LE4 8EF	2580
DAVID	LEWIS	7 HEYDONS CLOSE	ST ALBANS	HERTS	AL3 5SF	531
BARBARA	SIMMONS	38 BEAVER ROAD	ASHFORD	KENT	TN23 7RP	106
ILONA MARGARET	SMITH	12 RUBISLAW TERRACE	ABERDEEN	AB10 1XE		168
NEIL GEORGE	WARDELL	25 LEVERET DRIVE	WHETSTONE	LEICESTER	LE8 6BH	1063
						4,448

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	28	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	17	775	1,907
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	6.89	6.32	6.44

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	17
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	775
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
SEE ATTACHED SCHEDULE	Ordinary	1,907
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 28-Jan-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28th January 2004

Early Exercise 2003 Scheme

Name	Address	Total Options Exercised
FRANCES GRACE CLAYTON	34 RAYFIELD CLOSE BROMLEY KENT BR2 8JU	17
		17

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28th Janaury 2004

Early Exercise 2002 Scheme

Name			Address					Total Options Exercised
FRANCES	GRACE	CLAYTON	34 RAYFIELD CLOSE	BROMLEY	KENT	BR2 8JU		48
ALISON	GILHOOLY		5 ASH CLOSE	ASHFORD	KENT	TN23 3JU		72
JEANETTE	JOHNSON		20 HEDGEROWS	SINGLETON	ASHFORD	KENT	TN23 5WL	120
ROY	MEAKINGS		3 TORRINGTON ROAD	ASHFORD	KENT	TN23 7TF		67
TRACEY	MUMMERY		1 CHEDDAR CLOSE	QUANTOCK DRIVE	ASHFROD	KENT	TN24 8QW	360
LORRAINE	PULLEN		149 CANTERBURY ROAD	FOLKESTONE	KENT	CT19 5NX		108
								775

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

28th January 2004

Early Exercise 2001 Scheme

Name			Address				Total Options Exercised
FRANCES	GRACE	CLAYTON	34 RAYFIELD CLOSE	BROMLEY	KENT	BR2 8JÙ	43
WILLIAM	JOHN	HUGHES	8 CRAIG YR HAUL DRIVE	CASTLETON	CARDIFF	CF3 2SA	1123
JEANETTE	JOHNSON		20 HEDGEROWS	SINGLETON	ASHFORD	TN23 5WL	216
LORRAINE	PULLEN		149 CANTERBURY ROAD	FOLKESTONE	KENT	CT19 5NX	179
TRACEY	SHELL		11 FRANCIS ROAD	ASHFORD	KENT	TN23 7UP	216
JENNY	WELLS		7 RUTLAND WALK	MARKET HARBOROUGH	LEICESTER	LE16 7EL	130
							1907

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	20	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,120		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Rodney McMichael	Class of shares allotted: Ordinary	Number allotted: 2,120
Address: Glenshesk House 19A Six Acres Broughton Astley Leicester		
UK postcode: LE9 6PX		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 20-Jan-2004

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

and submission of form
1st one not read
1998
5year

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	01 11 2003	

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	95,769		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.72		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ DX 33050 Cardiff
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB DX 235 Edinburgh
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 95,769
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed **Date** 14-Jan-2004

~~A director~~ / secretary / ~~administrator / administra~~tive receiver / recei~~ver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

G88(2) RLe

Details for G882

Name		Address					Number of Options
SAVITA	MISTRY	1 QUEENSGATE DRIVE	BIRSTALL	LEICESTER		LE4 3JS	410
MARK RONALD	SNOW	11 BEACON CLOSE	GROBY	LEICESTER		LE6 0GB	123
BEVERLEY JANE	GROOM	58 WILLOW PARK DRIVE	WIGSTON	LEICESTERSHIRE		LE18 1ED	513
CELIA JOYCE	HOOPER	BREEZELANDS	WESTLEIGH	TIVERTON	DEVON	EX16 7EU	123
TERESA BEATRICE	GRAVES	102 NORTHDOWN ROAD	WELLING KENT			DA16 1NA	2361
RUTH MARY	WARD	SIX ACRE COTTAGE	FRITHELSTOCK	TORRINGTON	DEVON	EX38 8JJ	308
SUSAN ANN	NUNN	109 NOAKES MEADOW	ASHFORD	KENT		TN23 4RB	154
LILY	MESTON	153 SUTHERLAND AVENUE	MOUNT NOD	COVENTRY		CV5 7NH	205
IIRTHO	MANN	156 ALL SAINTS ROAD	KINGS HEATH	BIRMINGHAM	WEST MIDLANDS	B14 6AT	513
FIONA JANE	THOMPSON	6 LOSSIEMOUTH ROAD	HINCKLEY	LEICESTERSHIRE		LE10 0SA	513
HELEN	GAWTHORNE	24 BROWNBERRIE WALK	HORSFORTH	LEEDS		LS18 5PG	564
GILLIAN MARY	BETTS	10 LAPSTONE GARDENS	KENTON	HARROW	MIDDLESEX	HA3 0ED	1026
JANE MARGARET	COX	395 HYTHE ROAD	WILLESBOROUGH	ASHFORD	KENT	TN24 0QQ	513
DAVID PETER	METCALF	12 MARGARET ROAD	WALTON	LIVERPOOL	MERSEYSIDE	L4 3RY	102
MARY MARGARET	WHITE	3 HOLLY GROVE	BLABY	LEICESTER	LEICESTERSHIRE	LE8 4GF	51
THOMAS	JONES	39 ABBOTSFORD GARDENS	CROSBY	LIVERPOOL	MERSEYSIDE	L23 3AP	51
PAULINE	FRANCIS	92 INGLETON ROAD	EDMONTON	LONDON		N18 2RT	410
CAROLYN	AINSLEY	22 HOYLE ROAD	WIRRAL	MERSEYSIDE		CH47 3AQ	256
MARGARET ANN	WRATTEN	28 HARDINGE ROAD	ASHFORD	KENT		TN24 8HA	513
JONATHAN DAVID	MILLINGTON	48 TAVERNERS ROAD	THURCASTON PARK	LEICESTER	LEICESTERSHIRE	LE4 2HZ	2566
LISA GWENDOLEN	DOUGLAS	9 DARIEN WAY	THORPE ASTLEY	BRAUNSTONE	LEICESTER	LE3 3TT	205
VIRGINIA JOAN	KILGALLEN	75 LEICESTER ROAD	OADBY	LEICESTER		LE2 4DF	513
CAROL ANN	HODGE	38 TAVISTOCK ROAD	WISBECH	CAMBRIDGESHIRE		PE13 2ER	513
SHARON THOMSON	MCKENZIE	4 PORLOCK DRIVE	GILMORTON	LUTTERWORTH		LE17 5PE	513
LESLEY MARGARET	GROCOTT	9 BALMORAL DRIVE	FORMBY	MERSEYSIDE	MERSEYSIDE	L37 6EE	616
VANESSA ANNE	FERGUSON	110 PRESTONFIELD	MILNGAVIE	GLASGOW		G62 7PZ	513
GEOFFREY KENNET	CULLOCH	17 VALERIAN ROAD	CLAUGHTON VILLAGE	CLAUGHTONBIRKENHEAD	MERSEYSIDE	L41 0EJ	102
ANN ELIZABETH	BLOWERS	MILLFIELDS	14 MILL ROAD	MUTFORD	BECCLES SUFFOLK	NR34 7UR	770
JANET	GOODWIN	162 MEADOWBURN	BISHOPBRIGGS	GLASGOW	LANARKSHIRE	G64 3LH	513
LYNSEY YVONNE	MATTHEWS	12 LANESBOROUGH DRIVE	THURCASTON	LEICESTER		LE7 7JT	513
MARK	ALLEN	10 MAIN STREET	RAVENSTONE	COALVILLE	LEICESTERSHIRE	LE67 2AS	513
LOUISE MAY	WAITE	9 HURLEY COURT	WEST HALLAM	ILKESTON		DE7 6LG	102
SUSAN KATHLEEN	PANTHER	19 EGERTON ROAD	BLACKPOOL	LANCS		FY1 2NP	616
ARTHUR JOHN	WHITAKER	9 HOMEWAY ROAD	EVINGTON	LEICESTER		LE5 5RH	1026
LISA	DAVIES	18 TRENT WAY	SPRINGBANK	LITHERLAND		L21 9QF	513
SHELAGH	MURRAY	45 STRAFFORD DRIVE	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 9JN	102
JOHN	HEARD	21 MILLRACE CLOSE	LISVANE	CARDIFF	SOUTH GLAMORG	CF14 0UR	616
STEVEN GIBBONS	SMITH	ANTRIM HOUSE	HIGH STREET	WANGFORD	BECCLES	NR34 8RL	308
SUSAN MARY	RENNIE	35 ST SEVAN WAY	EXMOUTH			EX8 5RE	308
PETER ANTHONY	RANDALL	2 KINGSMEAD CLOSE	KNIGHTON	LEICESTER		LE2 3YR	513
PETER	WALFORD	96 CLAREMONT DRIVE	RAVENSTONE	COALVILLE	LEICESTERSHIRE	LE67 2ND	102
PETER GEOFFREY	TRIM	52 CORNWALL WAY	AINSDALE	SOUTHPORT	MERSEYSIDE	PR8 3SH	112
DAVID PETER	WHITE	16 WITHY CLOSE	THE BULRUSHES	ROMSEY	HAMPSHIRE	SO51 7SA	513
JANE MARY	WELSH	5 BIRCH CLOSE	WILLESBOROUGH	ASHFORD	KENT	TN24 0RQ	308
STEPHEN JOHN	LOADER	15 WESTLAND DRIVE	HAYES	BROMLEY	KENT	BR2 7HE	513
KEVIN JOHN	FINCH	OAKLANDS	MILL LANE	EXETER	DEVON	EX3 0PH	256
PAULINE	MCLARNON	2 FOXHILL CLOSE	FORMBY	LIVERPOOL	MERSEYSIDE	L37 2LQ	256
CECILIA MARY	KENYON	37 CHRISTCHURCH LANE	HARWOOD	BOLTON	LANCASHIRE	BL2 3QE	256
MARK PERCIVAL	TOMLINSON	23 KEMPTON PARK FOLD	KEW	SOUTHPORT	MERSEYSIDE	PR8 5PL	616
RAYMOND WILLIAM	DENNIS	31 GOODWOOD CLOSE	ROBY GRANGE	LIVERPOOL	MERSEYSIDE	L36 4QL	1540
WILLIAM JAMES	MIDGLEY	9 HAWORTH DRIVE	BOOTLE	MERSEYSIDE		L20 6EJ	205
JANE ANN	THOMPSON	2 LANSDOWN VILLAS	HARPLEY ROAD	DEFFORD	WORCESTER	WR8 9BL	308
ELAINE FRANCES	WOOTTON	102 SCHOOL LANE	WOOLTON	MERSEYSIDE		L25 7UD	205
BRIDGET DOLORES	GREIG	18 NEALE AVENUE	KETTERING	NORTHANTS		NN16 9HE	513
WILLIAM FRANCIS	PHENNA	137 HATTON HILL ROAD	LITHERLAND	LIVERPOOL	MERSEYSIDE	L21 9LE	205
ELAINE	BLAKEBOROUGH	29 ACER CROFT	ARMTHURPE	DONCASTER		DN3 3UF	513
GAIL	JACKSON	10 STONEHAVEN CLOSE	ARNOLD	NOTTINGHAM		NG5 8QZ	513
JEAN ROSALIE	MACLEOD	31 RANISH	LOCHS	ISLE OF LEWIS		HS2 9NN	256
FRANCES	MACKAY	ARDFIN	HORSEWOOD ROAD	BRIDGE OF WEIR	RENFREWSHIRE	PA11 3AT	256
JAYNE	THORPE	ROSCARRICK HOUSE	20 LIME GROVE	FOREST TOWN	NOTTINGHAMSHIR	NG19 0HP	513
VALERIE ANN	WALFORD	96 CLAREMONT DRIVE	RAVENSTONE	COALVILLE	LEICESTERSHIRE	LE67 2ND	205
DONALD ALEXANDE	NETHERY	8 COPPER BEECH WYND	CAIRNEYHILL	DUNFERMLINE		KY12 8UP	513
PHILIP ALBERT	ELLAMS	47 ORLEANS ROAD	OLD SWAN	LIVERPOOL	MERSEYSIDE	L13 5XN	513
KAY LESLEY	TIPLER	16 HAWTHORN DRIVE	BLABY	LEICESTER	LEICESTERSHIRE	LE8 4AJ	308
THELMA	SPALTON	31 THE BURROWS	NARBOROUGH	LEICESTER		LE19 3WS	1026
CAROLINE SUZANN	JORDAN	89 OADBY ROAD	WIGSTON MAGNA	LEICESTER	LEICESTERSHIRE	LE18 3RQ	1540
JULIE ANN	TURNER	2 WESTMINSTER DRIVE	GLEN PARVA	LEICESTER	LEICESTERSHIRE	LE2 9UJ	308
MAY ANN	FAZACKERLEY	9 SKYE CLOSE	WIDNES	CHESHIRE		WA8 3YP	513
SANDRA MARY	MARTIN	BROOK HOUSE	THE KEDGES	WICHENFORD	WORCESTER	WR6 6YE	513
SUSAN RUTH	RAWSON	24 VICTORIA GROVE	HORSFORTH	LEEDS	WEST YORKSHIRE	LS18 4ST	205

70

SUSAN JAYNE	MAGUIRE	8 BURROUGH WAY	SAXON CHASE	LUTTERWORTH	LEICESTERSHIRE	LE17 4GJ	102
IAN MCGREGOR	JACKSON	12A HALLAM AVENUE	BIRSTALL	LEICESTER		LE4 3DN	513
JUDITH	ALEXANDER	DROVE LODGE	BARROWAY DROVE	DOWNHAM MARKET	NORFOLK	PE38 OAL	1642
IRENE JOYCE	HAY	28 KEITHHALL GARDENS	BIRKHILL	DUNDEE		DD2 5RR	513
ALISON CLAIRE	PAYNE	14 ROMAN CLOSE	CLAYBROOKE MAGNA	LUTTERWORTH	LEICESTERSHIRE	LE17 5DU	513
NORAH	MARTIN	7 MIDDLEWOOD	SKELMERSDALE	LANCASHIRE		WN8 6SR	308
RUTH	WOODIER	1 LAUNDON WAY	WHETSTONE	LEICESTER		LE8 6ZL	205
MICHAEL EDWARD	HOWELL	18 HOMESTEAD CLOSE	COSSINGTON	LEICESTER	LEICESTERSHIRE	LE7 4UN	205
JULIE PATRICIA	ELTON	38 FIELDCOURT ROAD	GROBY	LEICESTER		LE6 0DG	308
MARGARET	DEWAR	46 RED HALL CHASE	WHINMOOR	LEEDS	WEST YORKSHIRE	LS14 1NS	1540
BRENDA JUNE	WILLIAMS	22 FRANKLAND ROAD	BELL GREEN	COVENTRY	WEST MIDLANDS	CV6 7EH	308
ELLEN	CHAMBERLAIN	74 TURNBULL DRIVE	LEICESTER			LE3 2JU	718
KIM	CHEESE	12 PENNINE WAY	ASHFORD	KENT		TN24 8RD	205
ANTHONY JAMES	GRIMES	39 WIMBRICK CRESCENT	ORMSKIRK	LANCASHIRE		L39 4TB	359
DIANE MARGARET	HALLAS	21 HENCONNER AVENUE	CHAPEL ALLERTON	LEEDS	WEST YORKSHIRE	LS7 3NW	102
DONNA MARY	FREEMAN	27 LAUNDE ROAD	OADBY	LEICESTER		LE2 4HH	205
ANDREA	RODWAY	6 COCKED HAT WOOD	CULBOKIE	DINGWALL	ROSS-SHIRE	IV7 8JF	1026
PAULINE	DANIEL	8 KEILDER OVAL	HARROGATE	NORTH YORKS		HG2 7HQ	205
MICHAEL ANTHONY	SMITH	43 GLOUCESTER CRESCENT	WIGSTON	LEICESTERSHIRE		LE18 4YF	1026
DOREEN JEAN	PEACOCK	24 DUNVEGAN GARDENS	MURIESTON	LIVINGSTONE	LOTHIAN	EH54 9ER	513
PHILIP	COBHAM	24 CHURCH FIELDS	ORMSKIRK	LANCASHIRE		L39 3AR	51
KATHLEEN DORIS	NORTH	78 KENILWORTH ROAD	SOUTH WIGSTON	WIGSTON	LEICESTERSHIRE	LE8 2XS	256
KEVIN	TURNER	9 ILMINSTER CLOSE	NAILSEA	BRISTOL		BS48 4YU	308
CHRISTOPHER HEN	NEVILL	94 SQUARE LANE	BURSCOUGH	ORMSKIRK	LANCASHIRE	L40 7RQ	513
AMANDA LOUISE	TAYLOR	29 BLUEBELL DRIVE	BEDWORTH	WARWICKSHIRE		CV12 0GE	308
CHARLOTTE NICOL	COOPER	76 KINGS DRIVE	LEICESTER FOREST E	LEICESTER	LEICESTERSHIRE	LE3 3JB	51
STEPHEN FRANCIS	BULLEN	38 EDENHURST DRIVE	FORMBY	MERSEYSIDE		L37 2HL	513
VAUGHAN NEIL	THOMPSON	10 PINE GROVE	WATERLOO	LIVERPOOL	MERSEYSIDE	L22 2AQ	205
PATRICIA JOYCE	POPE	20 HARLEY STREET	LIVERPOOL	MERSEYSIDE		L9 8DS	513
AMANDA JANE	DELANEY	7 OLIVE CLOSE	MELLING	MERSEYSIDE		L31 1LB	205
BEVERLY ANN	CUCKSON	8 HUNTER DRIVE	RADCLIFFE	MANCHESTER		M26 4NL	256
CHRISTINE HILARY	BOXHALL	FAIRCROFT	4 OLD STATION	TALYLLYN BRECON	POWYS	LD3 7TA	205
HELEN MARY	SZULCZEWSKI	45 DOVEDALE ROAD	THURMASTON	LEICESTER		LE4 8NA	256
MANDY	PARK	CHURCH VIEW	WEYBOURNE	HOLT	NORFOLK	NR25 7SX	205
ELIZABETH MARGA	BACKLAND	12 ROSE AVENUE	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 6LW	2053
LISA MARGARET	LEWIS	4 HONEYMOON LOKE	CAISTER	GREAT YARMOUTH	NORFOLK	NR30 5DU	102
MARGARET ELIZAB	HOWARD	22 ORIEL DRIVE	SYSTON	LEICESTER		LE7 2AR	297
JAMES DAVID	SINCLAIR-BROW	11 LYDIATE PARK	THORNTON	LIVERPOOL	MERSEYSIDE	L23 1XL	513
LORRAINE	MC-CULLOCH	SILVERDENE	3 MAYFIELD ROAD	BROMLEY	KENT	BR1 2HB	513
DAVID WILLIAM	BLUNDELL	147 LIVERPOOL ROAD SOUTH	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 7AE	513
JOANNE DENISE	TIMSON	31 BELCHER CLOSE	HEATHER	NR COALVILLE	LEICESTER	LE67 2RN	513
ANGELA JULIE	BASEY	28 THE LEYS	KIBWORTH	LEICESTER		LE8 0NZ	102
RICHARD JAMES	GREEN	29 ASHBY RISE	GREAT GLEN	LEICESTER	LEICESTERSHIRE	LE8 9GB	256
BARBARA JEAN	KIZEWSKI	4 COUNTY HOUSES	DUNPHAIL	FORRES	MORAYSHIRE	IV36 2QP	1540
DAWN NATALIE	GRIFFIN	8 HAVEN BROW	AUGHTON	ORMSKIRK		L39 5BE	616
ALEXANDER WILLIA	ROSS	FLAT 5A	55 HYNDLAND ROAD	GLASGOW		G12 9UX	513
DENISE ELIZABETH	MONKS	176 HARDY MILL ROAD	HARWOOD	BOLTON	LANCASHIRE	BL2 3PW	205
RICHARD JAMES	CHAPMAN	19 CRADOCK ROAD	CLARENDON PARK	LEICESTER		LE2 1TD	513
TRACEY JUNE	SHELL	11 FRANCIS ROAD	ASHFORD	KENT		TN23 7UP	102
PAULA	CRANEY	23 FERNBANK DRIVE	NETHERTON	LIVERPOOL	MERSEYSIDE	L30 7RG	513
PETER BROMLEY	SMITH	14E GARDNER ROAD	TUEBROOK	LIVERPOOL	MERSEYSIDE	L13 7EE	616
RUSSELL	COX	395 HYTHE ROAD	WILLESBOROUGH	ASHFORD	KENT	TN24 0QQ	513
SUSAN	JEPSON	28 GREYS DRIVE	GROBY	LEICESTER		LE6 0YW	513
CATHERINE LYNDA	DARLINGTON	5 JAMES HANEY DRIVE	KENNINGTON	ASHFORD	KENT	TN24 9SF	102
SYLVIA MARIA	NICKSON	GLANLLYN	THE MOUNT	HESWALL	WIRRAL	L60 4RG	102
KEITH	NEWMAN	32 COSGROVE ROAD	WALTON	LIVERPOOL	MERSEYSIDE	L4 8TE	154
VALERIE ELIZABETH	YOUNG	299 UPTON LANE	WIDNES	CHESHIRE		WA8 9AG	1026
DAVID IAN	SMITH	17 SANDILANDS GROVE	HIGHTOWN	MERSEYSIDE		L38 9EZ	513
COLIN	GRANT	57 SALFORD ROAD	AINSDALE	SOUTHPORT	MERSEYSIDE	PR8 3JX	308
GALE HELEN	HIGGINS	4 STAND PARK WAY	NETHERTON	BOOTLE	MERSEYSIDE	L30 3ST	308
JEAN MARIE	HUDSON	4 BECHERS ROW	LIVERPOOL	MERSEYSIDE		L9 8EX	308
ROLAND	HUMPHRIES	13 COLDMOSS DRIVE	SANDBACH	CHESHIRE		CW11 4H	205
DAWN PATRICIA	YOUNG	29 THE KNOLL	PLYMOUTH	DEVON		PL7 4SH	513
RITA HELEN	MOORE	12 SPINNALS GROVE	SOUTHWICK	BRIGHTON	EAST SUSSEX	BN42 4DU	513
STEVEN	BOLTON	1 RICHMOND CLOSE	HIGHTOWN	MERSEYSIDE		L38 9GH	770
ANDREW LACHLAN	DRUMMOND	88 MOORLAND ROAD	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 5JW	308
ANTHONY PAUL	BARREAU	17 HAREWOOD CLOSE	LANGHAM	OAKHAM	RUTLAND	LE15 7JZ	256
SALLY OLIVE	ARNOLD	9 BRINGTON CLOSE	WIGSTON	LEICESTER		LE18 3QR	205
PRATIKSHA	PATEL	36 ST MICHAELS AVENUE	WEMBLEY	MIDDLESEX		HA9 6RY	1026
NIGEL DAVID	BROWN	22 BLUEBELL CLOSE	WYLAM	NORTHUMBERLAND		NE41 8EU	205
PETER JOHN	LOVELADY	4 DUDLEY GROVE	CROSBY	LIVERPOOL	MERSEYSIDE	L23 0SJ	2566
CHRISTOPHER	SEDDON	45 EARL ROAD	BOOTLE	MERSEYSIDE		L20 9JG	61

70

PATRICIA ANNE	COLLIER	100 BRAMBER AVENUE NORTH	PEACEHAVEN	EAST SUSSEX		BN10 8DL	102
GLYNIS	WILSON	68 GAINSBOROUGH AVENUE	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 7AZ	256
LYNDSEY JAYNE	BODDY	36 GIBSON ROAD	SILEBY	LOUGHBOROUGH	LEICESTERSHIRE	LE12 7PE	308
ELIZABETH TRACEY	TOSELAND	36 GRAY LANE	SILEBY	LOUGHBOROUGH	LEICESTERSHIRE	LE12 7GS	205
BRENDA	MCBRIDE	18 HEYSCROFT ROAD	WOOLTON	LIVERPOOL	MERSEYSIDE	L25 8RU	205
MARY	GRIBBON	107 THE AVENUE	ALWOODLEY	LEEDS	WEST YORKSHIRE	LS17 7NY	513
SUSAN ELIZABETH	OATES	20 WOODLEY ROAD	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 5LD	513
RACHEL LOUISE	HITT	11 WHITWORTH AVENUE	HINCKLEY	LEICESTERSHIRE		LE10 0DD	513
CHRISTOPHER	RICHARDSON	41 LYNTON DRIVE	HILLSIDE	SOUTHPORT	MERSEYSIDE	PR8 4QG	513
DAVID ALLEN	WOOLFORD	3 SWALLOW CLOSE	WEST DERBY	LIVERPOOL	MERSEYSIDE	L12 0QG	102
SUSAN PATRICIA	JEZZARD	8 BRUNSWICK ROAD	PUDSEY	WEST YORKSHIRE		LS28 7NA	205
CAROLINE	TRUESDALE	18 ALEXANDRA MOUNT	LITHERLAND	LIVERPOOL	MERSEYSIDE	L21 7PN	154
JANET CATHERINE	FOWLER	24 NORMAN ROAD	BOOTLE	MERSEYSIDE		L20 6NJ	205
CAROLE JOAN	LONGWORTH	11 KILGRASTON GARDENS	AIGBURTH	LIVERPOOL	MERSEYSIDE	L17 6BG	1026
STEWART	BERRY	119 NORTHWAY	MAGHULL	LIVERPOOL		L31 7BQ	256
DAKSHA	GOKANI	7 DONNETT CLOSE	OFF UPPINGHAM ROA	LEICESTERSHIRE		LE5 6RE	1026
AILEEN CLARE	MOORE	GREENHAM LODGE	8 SANDHURST CLOSE	SANDERSTEAD	CROYDON	CR2 0AD	2566
MURIEL PHYLLIS	CAMPBELL	9 WILMOT WAY	BANSTEAD	SURREY		SM7 2PZ	308
CAROLE IRENE	PRIESTLEY	7 WAKES CLOSE	DUNTON BASSETT	LUTTERWORTH	LEICESTERSHIRE	LE17 5LL	616
JAYESH	PANCHOLI	8 TRILLIUM CLOSE	WEST HAMILTON	LEICESTER		LE5 1UQ	256
JOANNE	BURKE	120 MAIN STREET	THORNTON	LEICESTERSHIRE		LE67 1AG	1026
MARIA	TYAS	226 MUIRHEAD AVENUE EAST	WEST DERBY	LIVERPOOL	MERSEYSIDE	L11 1EP	513
JULIE PATRICIA	STENNING	18 WILLINGDON	WASHFORD FARM	ASHFORD	KENT	TN23 2YF	308
CHARLES STEWART	CAMPBELL	BROOK COTTAGE	32 SCHOOL LANE	SOUTH CROXTON	LEICESTERSHIRE	LE7 3RT	2566
DAVID	WILDING	14 CONWY DRIVE	LIVERPOOL	MERSEYSIDE		L6 5JP	513
STEPHEN ALAN	POOLE	50 MERE ROAD	WIGSTON	LEICESTERSHIRE		LE18 3RN	513
CLAIRE SUZANNE	PRITCHARD	22 GLENROYD DRIVE	BURSCOUGH	ORMSKIRK	LANCASHIRE	L40 5SJ	308
LYNN	MACKIE	12 MAYNE ROAD	ELGIN	MORAYSHIRE		IV30 1PA	308
PATRICIA	SHALE	19 GATEACRE RISE	GATEACRE	LIVERPOOL	MERSEYSIDE	L25 5LA	513
RITA MARY	MAGUIRE	47 FIELD LANE	LITHERLAND	LIVERPOOL	MERSEYSIDE	L21 9LY	205
IAN WILLIAM	WILLIAMS	15 SYCAMORE AVENUE	UPTON	WIRRAL	MERSEYSIDE	CH49 4QL	256
HUGH MARK	POYSER	3 MONS CLOSE	HARPENDEN	HERTS		AL5 1TD	205
MARY BRIDGET	BROGAN	3 ASHBURTON CLOSE	WILLESBOROUGH	ASHFORD	KENT	TN24 0RE	513
CHRISTINE MARY	JAMES	2 FOREST HILL	GILWERN	ABERGAVENNY		NP7 0DY	1026
MAUREEN ANGELA	MORTON	15 CONISTON ROAD	MAGHULL	LIVERPOOL	MERSEYSIDE	L31 6BU	308
HELEN STEPHANIE	WHITE	WOODNOOK FARM	CALOW GREEN	CHESTERFIELD	DERBYSHIRE	S44 5DD	410
JONATHAN LEON	MARVELL	17 DUNCAN ROAD	AYLESTONE	LEICESTER	LEICESTERSHIRE	LE2 8EG	154
DEBORAH JANE	SWATLAND	3 HILL WAY	OADBY	LEICESTER		LE2 5YG	205
RICHARD LEE	BANKS	MAPLE COTTAGE	LEAS GARDENS	HOLMFIRTH	HUDDERSFIELD	HD7 1UG	513
DAWN ELIZABETH	COOK	33 COPT OAK ROAD	NARBOROUGH	LEICESTER		LE9 5EF	513
LYNDA	IRONS	16 ASHGROVE	SCONE	PERTH		PH2 6NU	102
ANDREA MARY	SMITHSON	59 CLIFFORD STREET	WEST END	LEICESTER	LEICESTERSHIRE	LE3 5RF	102
ELIZABETH MARY	PHILLIPS	43 COLERIDGE DRIVE	ENDERBY	LEICESTER	LEICESTERSHIRE	LE9 5QF	205
ANGELA	COHEN	7 KINGSBRIDGE CLOSE	THE PASTURES	NARBOROUGH	LEICESTER	LE19 3YT	1026
ALISON	RILEY	86 WORCESTER ROAD	BOOTLE	MERSEYSIDE		L20 0AQ	1026
RICHARD JULIAN	LEE	7 THE AVENUE	AMERSHAM	BUCKINGHAMSHIRE		HP7 0AB	2566
CLAIRE ELIZABETH	HINSON	CAISTER	8 MANOR ROAD	LYDD	ROMNEY MARSH	TN29 9HR	205
DONNA VICTORIA	O'CONNOR	1PARHAM CLOSE	BRADGATE CHASE	LEICESTER	LEICESTERSHIRE	LE3 9ER	205
PAUL	MULLIN	10 BELLEFIELD AVENUE	WEST DERBY	LIVERPOOL	MERSEYSIDE	L12 1LS	1026
							95769

49.

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	256	14,192	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.72	3.644	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Rio
1998
5 yrs/
SS

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: SEE ATTACHED SCHEDULE	Ordinary	256
Address:		
UK postcode:		
Name: SEE ATTACHED SCHEDULE	Ordinary	14,192
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

2003
3yrs

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 14-Jan-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

Details for G882

Name		Address				Number of Options
CHRISTINE	ROWE	4 BODYCOTE CLOSE	BROUGHTON ASTLE	LEICESTERSHIRE	LE9 6WT	256

Details for G882

Name		Address					Number of Options
CHERYL ANNETTE	HUGHES	17 CLYDESDALE ROAD	DROITWICH	WORCS		WR9 7SA	2658
SALLY	PRICE	COPPER FIELDS	BABYLON LANE	BISHAMPTON	PERSHORE	WR10 2NN	2658
JOANNE SARAH	SMITHIES	THE WILLOWS	EASTOFT ROAD	SWINEFLEET	EAST YORKSHIRE	DN14 8EB	744
KEELEY RAE	WALLACE	2 BRIERS CLOSE	ROYAL LODGE	NARBOROUGH	LEICESTERSHIRE	LE9 5RB	797
JOANNE LESLEY	HILL	10 BELLFIELDS LANE	LITTLE BOWDEN	MARKET HARBOROUGH	LEICESTERSHIRE	LE16 8AA	2658
ANDREW	BRITO-COLL	222 HATTON HILL ROAD	LITHERLAND	MERSEYSIDE		L21 9LF	319
BHAVIKA	CHAUHAN	8 DENMAN LANE	HUNCOTE	LEICESTER		LE9 3BS	106
PAUL	LAURANCE	THE OLD SCHOOL HOUSE	26 MIDDLE STREET	CROXTON KERRIAL	GRANTHAM	NG32 1QP	1063
RESHMA	KUMAR	28 TOWNSEND CLOSE	LEICESTER	LEICESTERSHIRE		LE4 7RW	531
ABID JAMIL	AKHMED	107 KINGSWOOD ROAD	MOSELEY	WEST MIDLANDS		B13 9AW	2658
							14192

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,174		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Alan Wood	Class of shares allotted Ordinary	Number allotted 3,174
Address Wade Cottage 10 Farr Hall Drive Lower Heswall Wirral - Merseyside		
UK postcode CH60 4SF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09-Jan-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.
CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	07	01	2004			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,026	7,875	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	6.72	3.644	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 1,026
Address		
UK postcode		
Name: SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 7,875
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed Si Lloyd Date 07-Jan-2004

~~A director~~ / secretary ~~/ administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity Alliance Leicester **7th January 2004**

6th Allotment

Name		Emp. Number	Total Options Exercised
MARY	DUNN	240152	1026
			1026

Details for G882

Name		Address			Number of Options
MARY	DUNN	14 PARK LANE	NETHERTON	L30 1PF	1026

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 3 Year Maturity

Alliance Leicester

6th Allotment

7th January 2004

Name		Employee Number	Total Options Exercised
ELIZABETH JAYNE	MALYAN	180869	265
KIRAN	CHAUHAN	206412	106
LYNDA	JOYCE	77496	319
JOHN EDWARD	BELL	201083	1063
LOUISE	JENNINGS	235538	1063
LORNA MARGARET	MACKINNON	128299	319
AMANDA JANE	FORRESTER	173966	319
ALAN VINCENT	BILLINGTON	120708	1063
JANE SUZANNE	DODD	508546	1063
RICHARD I	BROWN	500715	106
VICTORIA JOANNE	TORRIE	600480	212
HARDAYAL SINGH	DHILLON	601212	1446
HELEN	DYKES	600997	531
			7875

Details for G882

Name		Address					Number of Options
ELIZABETH JAYNE	MALYAN	16 TUMULUS ROAD	SALTDEAN	BRIGHTON	EAST SUSSEX	BN2 8FS	265
KIRAN	CHAUHAN	14 ST JOHNS ROAD	NEWBURY PARK	ILFORD	ESSEX	IG2 7BB	106
LYNDA	JOYCE	180 HINCKLEY ROAD	LEICESTER FORES	LEICESTER		LE3 3JT	319
JOHN EDWARD	BELL	3 VINE HOUSE CLOSE	THURCASTON	LEICESTER		LE7 7JU	1063
LOUISE	JENNINGS	195 COUNTY ROAD	ORMSKIRK	LANCASHIRE		L39 3LU	1063
LORNA MARGARE	MACKINNON	10 MIERS AVENUE	INVERNESS			IV2 3SB	319
AMANDA JANE	FORRESTER	6 FINCHAM CLOSE	EAST PRESTON	WEST SUSSEX		BN16 1LJ	319
ALAN VINCENT	BILLINGTON	14 CHURCH GARDENS	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 4DB	1063
JANE SUZANNE	DODD	34 MAIN ROAD	TWYCROSS	WARWICKSHIRE		CV9 3PL	1063
RICHARD I	BROWN	426 THURCASTON ROAD	LEICESTER			LE4 2RE	106
VICTORIA JOANNE	TORRIE	4 PROVOST ROAD	BRECHIN	ANGUS		DD9 6DA	212
HARDAYAL SINGH	DHILLON	102 BRAUNSTONE LANE	LEICESTER			LE3 2RU	1446
HELEN	DYKES	C/O 29 PENGORS ROAD	LLANGYFELACH	SWANSEA		SA5 7JF	531
							7875

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,352	8,917	
Nominal value of each share	0.50	0.5	
Amount (if any) paid or due on each share *(including any share premium)*	5.10	7.85	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Ledward	Class of shares allotted: Ordinary	Number allotted: 16,269
Address: The Homestead Gayton Road Eastcote		
UK postcode: NN12 8NG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 23.12.03.

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager
Alliance + Leicester plc. Carter Park, Narborough
Leics LE19 0AL Tel 0116 200 3853
DX number 1100 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	23	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	7,352	8,917	
Nominal value of each share	0.50	0.5	
Amount (if any) paid or due on each share *(including any share premium)*	5.10	7.85	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up			

Consideration for which the shares were allotted

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Ledward	Class of shares allotted: Ordinary	Number allotted: 16,269
Address: The Homestead Gayton Road Eastcote		
UK postcode: NN12 8NG		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date**

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Tel

DX number DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	1 9	1 2	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,027		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.720		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 3,027
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 19-Dec-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

19th December 2003

5th Allotment

Name		Emp. Number	Total Options Exercised
PAMELA	SHERRY	213769	102
PAM	GERRARD	298375	308
CHRISTINA	HOPWOOD	134591	2156
LYNN CAROL	MARSH	700691	205
SUMAN	BABLA	503333	256
			3027

Details for G882

Name		Address					Number of Options
PAMELA	SHERRY	64 WATERSIDE	BOOTLE	MERSEYSIDE		L30 0RB	102
PAM	GERRARD	40 ILFORD AVENUE	CORSBY	LIVERPOOL	MERSEYSIDE	L23 7YF	308
CHRISTINA	HOPWOOD	42 FORE STREET	NOAK BRIDGE	BASILDON	ESSEX	SS15 4JR	2156
LYNN CAROL	MARSH	61 CARR AVENUE	PRESTWICH	MANCHESTER		M25 9TN	205
SUMAN	BABLA	16 ASHTREE ROAD	HAMILTON	LEICESTER		LE5 1TW	256
							3027

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	19	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	11,318		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	3.644		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 11,318
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 19-Dec-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

2000 3 Year Maturity

Alliance Leicester

5th Allotment

19th December 2003

Name		Employee Number	Total Options Exercised
LINDA ANN	HARDMAN	125727	2126
BARBARA	HAMILTON	230801	265
MANDY JANE	PHILLIPS	62693	2658
PAM	GERRARD	298375	425
PETER	LEE	116594	1063
COLIN	HUGHES	239790	531
ANTHONY	DOUGLAS	232085	531
ELVA ANN	NORRIS	120476	850
PHILIP EDWARD	COOPER	58470	212
LORRAINE	MACKENZIE	251679	1063
HASMITA	MEHTA	600042	1063
FIONA TRACEY	TINSLEY	601713	531
			11318

Details for G882

Name		Address					Number of Options
LINDA ANN	HARDMAN	27 NORMAN ROAD	BOOTLE	LIVERPOOL	MERSEYSIDE	L20 6NH	2126
BARBARA	HAMILTON	2 ANSTEY ROAD	STONEYCROFT	LIVERPOOL	MERSEYSIDE	L13 5UP	265
MANDY JANE	PHILLIPS	14 ARNDALE	WIGSTON			LE18 3UF	2658
PAM	GERRARD	40 ILFORD AVENUE	CORSBY	LIVERPOOL	MERSEYSIDE	L23 7YF	425
PETER	LEE	71 ESHER ROAD	KENSINGTON	LIVERPOOL	MERSEYSIDE	L6 6DE	1063
COLIN	HUGHES	BERTH Y BI	77 HENDY ROAD	MOLD	FLINTSHIRE	CH7 1QR	531
ANTHONY	DOUGLAS	31 GALSTON AVENUE	RAINHILL	MERSEYSIDE		L35 0NY	531
ELVA ANN	NORRIS	1 MANOR ROAD	RUSTINGTON	LITTLEHAMPTON	WEST SUSSEX	BN16 3QT	850
PHILIP EDWARD	COOPER	3 SELVESTER DRIVE	QUORN	LOUGHBOROUGH	LEICESTERSHIRE	LE12 8YR	212
LORRAINE	MACKENZIE	151 CHRISTCHURCH ROAD	ASHFORD	KENT		TN23 7UY	1063
HASMITA	MEHTA	22 AUCKLAND ROAD	ILFORD	ESSEX		IG1 4SD	1063
FIONA TRACEY	TINSLEY	HOMELANDS FARM	ASHFORD ROAD	KINGSNORTH	ASHFORD	TN26 1NJ	531
							11318

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	11	12	03			

Class of shares (ordinary or preference etc)	Ordinary		
Number allotted	5,427		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	3.644		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 5,427
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 11-Dec-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

To: Financial Accounts, Group Taxation
From: Group Secretariat
Date: 10-Dec-03

Entitlement to Redeemed Shares following Notice of Exercise option - 2000 Scheme

Title	Name 1	Name 2	Name 3	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Address 7	Employee Number	Date of Leaving	Savings (+ Int)	to Giro a/c 1155490	Residue	No. of Shares Issued
MRS	JENNIFER	CLARE	BARKER	71 AYLESBURYROAD	KENNINGTON	ASHFORD	KENT	TN25 4QH			328850	29.08.03	1,162.50	1,162.44	0.06	319
MRS	KATHRYN	BOWDEN		75 MONTROSE CLOSE	FEARNHEAD	WARRINGTON	CHESHIRE	WA2 0SD			701116	31.07.03	1,162.50	1,162.44	0.06	319
MRS	NICOLA	CLARKE		8 CHAPEL STREET	SOUTHREPPS	NORWICH	NR11 8NW				176094	N/A	387.50	386.26	1.24	106
MRS	JULIET	ALBERTA	CROMIE	10 ROCKMOUNTROAD	RATHFRILAND	CO DOWN	BT34 5PP				177976	29.08.03	775.00	772.53	2.47	212
MR	BARRY	HODGES-WHITE		19 DEANS WAY	HIGHER KINNERT	CHESTER	CH4 9DZ				700735	31.07.03	1,937.50	1,934.96	2.54	531
MRS	MARY	JOHNSON		71 NEWMAN ROAD	ROTHERHAM	S60 3JB					600826	19.09.03	1,885.50	1,883.95	1.55	517
MISS	ALISON	MILLARD		RUSHDALE	CANTERBURY RO	BRABOURNE LEES	ASHFORD	KENT	TN25 6QP		244314	27.06.03	775.00	772.53	2.47	212
MS	JULIA	DOROTHY	MCCORMACK	14 NORWAY AVENUE	HIGH BARNES	SUNDERLAND	SR4 8QW				600071	N/A	775.00	772.53	2.47	212
MR	PETER	GEOFFREY	MOTT	2 BURFORD GROVE	SALE	CHESHIRE	M33 4EP				700416	31.07.03	1,356.25	1,355.57	0.68	372
MRS	KAREN	OSMOND		71 WESTWOOD ROAD	NEWBURY	BERKSHIRE	RG14 7TJ				516521	29.08.03	581.25	579.40	1.85	159
MRS	MARGARET	TILL		9 CROXTETH CLOSE	MAGHULL	MERSEYSIDE	L31 9BZ				243942	17.07.03	3,875.00	3,873.57	1.43	1,063
MR	GAVIN	PRIESTLEY		68 OSWALD STREET	CARLISLE	CUMBRIA	CA1 2LU				602018	07.09.03	775.00	772.53	2.47	212
MISS	MARIE	JEAN	TONG	6 TWELVE ACRES	WILLESBOROUGH	ASHFORD	KENT	TN24 0EU			323721	29.08.03	1,937.50	1,934.96	2.54	531
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													17,385.50	17,363.66	21.84	4,765

To: Financial Accounts, Group Taxation
From: Group Secretariat
Date: 10-Dec-03

Entitlement to Redeemed Shares following Notice of Exercise option - 2001 Scheme

Title	Name 1	Name 2	Name 3	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Address 7	Employee Number	Date of Leaving	Total Savings (+ int)	Tfr'f to Giro a/c 1155490	Residue	Shares issued
MISS	VICTORIA	LEE		50 GEORGE STREET	HINDLEY	WIGAN	WN2 3PS				700976	31.08.03	237.00	231.98	5.02	36
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													237.00	231.98	5.02	36

To: Financial Accounts, Group Taxation
From: Group Secretariat
Date: 10-Dec-03

Entitlement to Redeemed Shares following Notice of Exercise option - 2002 Scheme

Title	Name 1	Name 2	Name 3	Address 1	Address 2	Address 3	Address 4	Address 5	Address 6	Address 7	Employee Number	Date of Leaving	Total Savings	Amount Tfr'l to	Residue	No. of Shares
MISS	VICTORIA	LEE		50 GEORGE STREET	HINDLEY	WIGAN	WN2 3PS				700976	31.08.03	165.00	164.32	0.68	26
MISS	SUZANNE	MARSH		GREEN PASTURES	ASHFORD ROAD	CHILHAM	CANTERBURY	KENT	CT4 8EE		147895	27.06.03	3,792.50	3,792.00	0.50	600
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													0.00	0.00	0.00	-
													3,957.50	3,956.32	1.18	626

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	05	12	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,154		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.720		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: PLEASE SEE ATTACHED SCHEDULE	Class of shares allotted: Ordinary	Number allotted: 2,154
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 05-Dec-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 AOL

Tel 0116 200 3853

DX number 11000 DX exchange

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity

Alliance Leicester

8th December 2003

4th Allotment

Name		Emp. Number	Total Options Exercised
HAZEL	MORLEY	244620	513
MANDY ELIZABETH	JEFFERY	130881	205
SHEILA MARGARET	MCGRATH	234427	205
DONNA	CUNLIFFE	231369	1026
ANITA	CLARK	516375	205
			2154

Names and Address Details for G882

Shares	Name			Address				
513	MRS	HAZEL	MORLEY	27 SPRINGFIELD LANE	ECCLESTON	ST HELENS	LANCASHIRE	WA10 5EW
205	MRS	MANDY E	JEFFERY	41 HENDRA VALE	LAUNCESTON	CORNWALL		PL15 7HF
205	MRS	SHEILA M	MCGRAT	8 PARKFIELD ROAD	WATERLOO	LIVERPOOL	MERSEYSIDE	L22 4RH
1026	MRS	DONNA	CUNLIFF	IVY HOUSE	OFF HIGHER LANE	RAINFORD	ST HELENS	WA11 8NU
205	MRS	ANITA	CLARK	50 CARMAN CLOSE	SWINDON			SN3 4XU
2154								

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	1,590		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	6.720		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: SEE ATTACHED SCHEDULE	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ________ **Date** 19-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

SCHEDULE OF ALLOTMENTS UNDER THE ALLIANCE & LEICESTER SHARESAVE SCHEME

1998 5 Year Maturity Alliance Leicester **18th November 2003**

3rd Allotment

Name							Emp no:	Emp. Num	Total Options Exercis
PETER JAMES	FRANCIS	FRENCHMANS CREEK	28 THE RIDGE	KENNINGTON	KENT	TN24 9ET	134730	205	1377.6
KATHERINE MARY	GRUE	36 WOODVALE ROAD	SOUTHPORT	MERSEYSIDE		PR8 3SU	140609	308	2069.76
MARGARET	PITHERS	59 THE COCKPIT	MARDEN	TONBRIDGE	KENT	TN12 9TQ	237987	359	2412.48
SHEILA MARGARET	LOVELADY	34 BURDETT STREET	AIGBURTH	LIVERPOOL	MERSEYSIDE	L17 7AT	210508	205	1377.6
MARGARET	GRIFFITH	50 LYNSTED CLOSE	STANHOPE EST	ASHFORD	KENT	TN23 2RY	335603	513	3447.36
								1590	**10684.8**

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	934	2,986	4,910
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	8.37	7.545	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Gary Edwin Mills	Ordinary	8,830
Address: Quay Cottage 73 Shore Road Rostrevor		
UK postcode: BT34 3AA		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		
Name:	Class of shares allotted	Number allotted
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 11-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester, LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	11	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,676	1,810	5,956
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	8.37	7.97

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Edwin Mills	Class of shares allotted: Ordinary	Number allotted: 9,442
Address: Quay Cottage, 73 Shore Road, Rostrevor		
UK postcode: BT34 3AA		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _[signature]_ Date 11-Nov-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester	
Carlton Park, Narborough, Leicester, LE19 0AL	
Tel 0116 200 3853	
DX number 11000	DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	14	08	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	23,931	2,101	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	510	785	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Julian Hepplewhite	Class of shares allotted: Ordinary	Number allotted: 23,931
Address: The Old Rectory, Rectory End, Burton Overy, Leicestershire		
UK postcode: LE8 9DR		
Name: Mark Browne	Class of shares allotted: Ordinary	Number allotted: 2,101
Address: 14 Brockshill Drive, Oadby, Leicester		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 14-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	08	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,500	3,293	10,659
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	444.5	455.5	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*): N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Graeme John Findlay	Ordinary	3,500
Address: 39 Meadow Close, Hockley Heath, Solihull, West Midlands		
UK postcode: B94 6PG		
Name: James Andrew Cubbon	Ordinary	3,293
Address: 27 Pool Street, Crossens, Southport, Merseyside		
UK postcode: PR9 8HZ		
Name: Steven David Hart	Ordinary	10,659
Address: 18 Wyndale Road, Leicester		
UK postcode: LE2 3WR		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ Date 08-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (If shares were allotted on one date enter that date in the "from" box)	0 8	0 8	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	25,021		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	444.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		
Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Jonathan Wright	Class of shares allotted: Ordinary	Number allotted: 25,021
Address: 10 Attenborough Close, Thorpe Astley, Leicester		
UK postcode: LE3 3UD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 08-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares we[re a]llotted (if s[har]es were allotted on one date enter that date in the "from" box)	08	08	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	1,760	1,750	3,388
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share (*including any share premium*)	444.5	455.5	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If t[he] allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted (*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Conrad Shane Taggart	Class of shares allotted: Ordinary	Number allotted: 1,760
Address: 40 Dovedale Road Stoneygate Leicester		
UK postcode		
Name: Andrew Muddimer	Class of shares allotted: Ordinary	Number allotted: 1,750
Address: 24 Fairstone Hill Oadby Leicester		
UK postcode: LE2 5RH		
Name: Debbie Jayne Lowe	Class of shares allotted: Ordinary	Number allotted: 3,388
Address: 39 The Poplars Earl Shilton Leicestershire		
UK postcode: LE9 7ET		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 08-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 460

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From	To
	Day Month Year	Day Month Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 6 0 8 2 0 0 3	

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	1,800	5,286	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	455.5	455.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Michelle Price	Ordinary	1,800
Address: 1 Wellington Close Burbage Leicester		
UK postcode: LE10 2GH		
Name: Mary Catherine Monkhouse	Ordinary	5,285
Address: 7 Chartmount Way Gateacre Liverpool		
UK postcode: L25 5LB		
Name		
Address		
UK postcode		
Name		
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ **Date** 06-Aug-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 460

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	06	08	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	34,781	753	2,246
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	460	455.5	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Graham Pilkington Address: Limehurst 119 Weathercock Lane Woburn Sands Milton Keynes UK postcode: MK17 8NP	Ordinary	34,781
Name: Andy Muddimer Address: 24 Fairstone Hill Oadby Leicester UK postcode: LE2 5RH	Ordinary	753
Name: Gary Edwin Mills Address: Quay Cottage 73 Shore Road Rostrevor UK postcode: BT34 3AA	Ordinary	2,246
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed _______________ **Date** 06-Aug-2003

A director / ~~secretary~~ / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	3,403	3,293	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (including any share premium)	533	455.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Ian Donald Lawrence	Class of shares allotted: Ordinary	Number allotted: 3,403
Address: 26 Littleton Close Kenilworth Warks		
UK postcode: CV8 2WA		
Name: Kevin Joseph Davey	Class of shares allotted: Ordinary	Number allotted: 3,293
Address: 5 Kingscourt Road West Derby Liverpool		
UK postcode: L12 8RD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 04-Aug-2003

A director ~~/ secretary / administrator / administrative receiver / receiver manager / receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	31	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,558		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share *(including any share premium)*	510		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Mark Edward Rimmer	Class of shares allotted: Ordinary	Number allotted: 2,588
Address: 4 Woodlands Green Harrogate Nth Yorkshire		
UK postcode: HG2 8QD		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 31-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

co form

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	08	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,732	4,456	6,586
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455	455.5	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted: Class of shares allotted	Number allotted
Name: John Purnell Address: 69 Halsall Road, Birkdale, Southport, Merseyside UK postcode: PR8 3DB	Ordinary	3,732
Name: Shonah Helen Poe Address: 2 Tyburn Road, Spital, Bebington UK postcode: CH63 9HJ	Ordinary	4,456
Name: Trevor Godsmark Address: 25 Newhall Street, Cannock, West Midlands UK postcode: WS11 1AB	Ordinary	6,586
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 04-Aug-2003

A director / ~~secretary~~ / ~~administrator~~ / ~~administrative receiver~~ / ~~receiver manager~~ / ~~receiver~~

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,195	7,587	5,882
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	670	510

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael J. Wignall	Class of shares allotted: Ordinary	Number allotted: 9,782
Address: Westfield House 2 St. Nicholas Close Teddington Tewkesbury Glos		
UK postcode: GL20 8TS		
Name: Peter Thomas Keighley	Class of shares allotted: Ordinary	Number allotted: 5,882
Address: 35 Binns Lane Holmfirth 35 Binns Lane Holmfirth		
UK postcode: HD9 3BJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________________ Date 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,244	3,714	3,790
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	455	455

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Simon Ripton Address: 8 Alderminster Grove, Hatton Park, Warks UK postcode: CV35 7TB	Ordinary	7,244
Name: Paula Denise O'Reilly Address: 40 Leicester Road, Sapcote, Leicestershire UK postcode:	Ordinary	3,714
Name: Linda Jane George Address: Honeypot Cottage, 62 Coleshill Road, Sutton Coldfield UK postcode: B76 9HA	Ordinary	3,790
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	45,098	38,235	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David Bennett	Class of shares allotted: Ordinary	Number allotted: 45,098
Address: MillMeadow House Hill Lane Lower Slaughter GLOS		
UK postcode: GL54 2HX		
Name: Christopher Rhodes	Class of shares allotted: Ordinary	Number allotted: 38,235
Address: Stoney Hollow North Road South Kilworth LEICS		
UK postcode: LE17 6DR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day Month Year)	To (Day Month Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 07 2003	

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	
Number allotted	5,731	5,210	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share (including any share premium)	785	455.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Annika Wahlberg	Ordinary	5,731
Address: The Fox Clay Coton Northans		
UK postcode: NN6 6JU		
Name: Alan Boyd	Ordinary	5,210
Address: 20 Ledwood Drive Stapenhill Burton STAFFS		
UK postcode: DE15 9HL		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,300	4,000	
Nominal value of each share	0.50p	0.50p	
Amount (if any) paid or due on each share *(including any share premium)*	455.5	4.55.5	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Matt Douglas	Class of shares allotted: Ordinary	Number allotted: 3,300
Address: 9 Darien Way Thorpe Astley Leicester		
UK postcode: LE3 3TT		
Name: Mark Peter Jarrett	Class of shares allotted: Ordinary	Number allotted: 4,000
Address: 32 Alton Close Hightown Liverpool		
UK postcode: L38 9EE		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	1,550	1,900	5,989
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	4.55.5	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
	Class of shares allotted	Number allotted
Name: Neil McCormick	Ordinary	1,550
Address: 6 Minton Close, Liverpool		
UK postcode: L12 0SN		
Name: Howard Worthington	Ordinary	1,900
Address: 15 Westover Road, Maghull, Liverpool		
UK postcode: L31 7BT		
Name: Richard Page-Brown	Ordinary	5,989
Address: 20 Victoria Road, Burbage, Leicestershire		
UK postcode: LE10 2JG		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30	07	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	19,758	2,763	3,944
Nominal value of each share	0.50p	0.50p	0.50p
Amount (if any) paid or due on each share *(including any share premium)*	455.5	·785	455.5

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Andrew Paul Robinson	Class of shares allotted Ordinary	Number allotted 5✓ 19,7[illegible]8
Address 7 Outwoods Close Atherstone Warks		
UK postcode CV9 2NU		
Name Karen Woods	Class of shares allotted Ordinary	Number allotted 2,763
Address Gooseberry Farm Holmesfield Dronfield Derbyshire		
UK postcode S18 7WB		
Name Conrad Taggart	Class of shares allotted Ordinary	Number allotted 3,944
Address 40 Dovedale Road Stonegate Leicester		
UK postcode LE2 2DJ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester
Carlton Park, Narborough, Leicester
Tel 0116 200 3853
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From (Day / Month / Year)	To (Day / Month / Year)
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	30 / 07 / 2003	

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	6,139		
Nominal value of each share	0.50p		
Amount (if any) paid or due on each share (*including any share premium*)	455.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Martyn Dean Jackson	Class of shares allotted: Ordinary	Number allotted: 6,139
Address: 198 Rugby Road Milverton Leamington Spa Warks		
UK postcode: CV32 6DU		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ Date 30-Jul-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew, Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	755		
Nominal value of each share	.50p		
Amount (if any) paid or due on each share *(including any share premium)*	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: David McMath	Class of shares allotted: Ordinary	Number allotted: 755
Address: 5 Acacia Drive, Melbourne, Derbyshire		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jun-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew - Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	06	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	4,279	1,483	5,051
Nominal value of each share	.50p	.50p	.50p
Amount (if any) paid or due on each share *(including any share premium)*	805.5	785	795

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Gary Michael Whyton	Class of shares allotted Ordinary	Number allotted 10,813
Address 352 Reigate Road Epsom Downs Surrey		
UK postcode KT17 3LY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 10-Jun-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Paul Askew - Share Schemes Manager, Alliance & Leicester

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 3853

DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2003			

Class of shares (*ordinary or preference etc*)	Ordinary		
Number allotted	4,597		
Nominal value of each share	.50p		
Amount (if any) paid or due on each share (*including any share premium*)	805.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%	N	

Consideration for which the shares were allotted: N/A

(*This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing*)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: John Thomas O'Farrell	Class of shares allotted: Ordinary	Number allotted: 4,597
Address: 11 Fisher's Lane, Orwell, Herts		
UK postcode: SG8 5QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 03-Jun-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French, Group Secretariat, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	06	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,185	6,499	5,268
Nominal value of each share	.50p	.50p	.50p
Amount (if any) paid or due on each share *(including any share premium)*	7.85	7.95	6.70

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%	N	

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
John Thomas O'Farrell	Ordinary	13,952
Address 11 Fisher's Lane Orwell Herts		
UK postcode SG8 5QX		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 03-Jun-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French, Group Secretariat, Alliance & Leicester p

Carlton Park, Narborough, Leicester LE19 0AL

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	21	05	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	4,352		
Nominal value of each share	.50p		
Amount (if any) paid or due on each share *(including any share premium)*	754.5		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Gary Michael Whyton	Class of shares allotted Ordinary	Number allotted 4,352
Address 352 Reigate Road Epsom Downs Surrey		
UK postcode KT17 3LY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______ Date 21-May-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French, Group Secretariat, Alliance & Leicester p

Carlton Park, Narborough, Leicester, LE19 0AL

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	16	05	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	4,111	6,241	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share (*including any share premium*)	8.30	6.70	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Helen Ruth Riley	Class of shares allotted: Ordinary	Number allotted: 4,411
Address: 4 Hedgebank Close, Liverpool		
UK postcode: L9 9JB		
Name: Gary Michael Whyton	Class of shares allotted: Ordinary	Number allotted: 6,241
Address: 352 Reigate Road, Epsom Downs, Surrey		
UK postcode: KT17 3LY		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed ______________________ **Date** 16-May-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French, Group Secretariat
Alliance & Leicester plc, Carlton Park, Narborough, Leic
LE19 0AL Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	29	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,296	192	369
Nominal value of each share	0.5000	0.5000	0.5000
Amount (if any) paid or due on each share *(including any share premium)*	7.85	7.85	0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Graham Charles Long	Class of shares allotted: Ordinary	Number allotted: 1,488
Address: 20 Hodgkins Mews Stanmore MIDDX		
UK postcode: HA7 4FJ		
Name: David John Cotton	Class of shares allotted: Ordinary	Number allotted: 369
Address: 3 Coombe Meadow Saltdean Brighton		
UK postcode: BN2 8PQ		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ______________________ **Date** 29-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Alliance & Leicester plc
Carlton Park, Narborough, Leicester LE19 0AL
Tel 0116 200 4377
DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	24	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	754		
Nominal value of each share	0.5000		
Amount (if any) paid or due on each share *(including any share premium)*	0.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Jonathan Hewitt	Class of shares allotted Ordinary	Number allotted 754
Address 21 Cromar Drive Dunfermline Fife		
UK postcode KY11 8GE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 24-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat	
Alliance & Leicester plc, Carlton Park, Narborough, Leic	
LE19 0AL	Tel 0116 200 4377
DX number 11000	DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	687	1,090	3,024
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	7.85	7.85	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name	Class of shares allotted	Number allotted
Carole Ratcliffe	Ordinary	4,801
Address Potters Cottage 2 Uppingham Road Billesdon Leics		
UK postcode LE7 9AR		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 10-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

Tel 0116 200 4377

DX number 11000 DX exchange

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	10	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	
Number allotted	3,566	392	
Nominal value of each share	50.0000	50.0000	
Amount (if any) paid or due on each share *(including any share premium)*	7.85	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Joseph Francis Garbutt	Class of shares allotted: Ordinary	Number allotted: 3,958
Address: 11 Hoonet Close East Hunsbury Northampton		
UK postcode: NN4 0XY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ____________ Date 10-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.	
	Justin French - Group Secretariat
	Alliance & Leicester plc, Carlton Park, Narborough, Leic
	Tel 0116 200 4377
	DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	5,098		
Nominal value of each share	50.0000		
Amount (if any) paid or due on each share *(including any share premium)*	510.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Peter John Curry	Class of shares allotted: Ordinary	Number allotted: 5,098
Address: 97 Delph Park Avenue, Aughton, Lancs		
UK postcode: L39 5DF		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 09-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

Tel 0116 200 4377

DX number 11000 DX exchange

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	09	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,821	191	3,829
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	7.85	7.85	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Christopher Peter Mellor	Class of shares allotted: Ordinary	Number allotted: 5,098
Address: 134 Braywick Road Maidenhead Berks		
UK postcode: SL6 1DJ		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		
Name:	Class of shares allotted:	Number allotted:
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 09-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	9,667		
Nominal value of each share	50.0000		
Amount (if any) paid or due on each share *(including any share premium)*	795.00		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard R. Baker	Ordinary	9,667
Address: 7 Somes Close, Uffingham, Stamford, Lincs		
UK postcode: PE9 4UE		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

LE19 0AL Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	732	2,789	997
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	785.00	5.10	7.85

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name James Anthony Aspinwall	Class of shares allotted Ordinary	Number allotted 9,667
Address 14 Dempsey Close Lutterworth Leics		
UK postcode LE17 4GL		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 08-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Park, Narborough, Leic
LE19 0AL Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,558	2,568	3,683
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.10	7.85	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name Christopher William Gladman Address 'Martlets' 8 Albert Street Kibworth Harcourt Leics UK postcode LE8 0NA	Ordinary	3,558
Name Keith Johnson Robinson Address Willow Barn Standard Lane Bethersdon Kent UK postcode TN26 3JS	Ordinary	14,803
Name Address UK postcode		
Name Address UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Park, Narborough, Leic
LE19 0AL Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number: 3263713

Company Name in full: Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	9,554	21,568	14,803
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	7.85	5.10	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John Russell Simm	Ordinary	31,122
Address: Wheelwrights, Coreley, Ludlow, Shropshire		
UK postcode: SY8 3AS		
Name: Laurence Permutt	Ordinary	15,009
Address: 35 Rockways, Arkley, Herts		
UK postcode: EN5 3JJ		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Park, Narborough, Leic
LE19 0AL Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	08	04	2003			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	514	4,233	15,009
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.33	5.10	5.33

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gordon Henderson Address: 7 Sunningdale Drive Thingwall Heswall Wirral, Merseyside UK postcode: CH61 9PP	Ordinary	4,747
Name: Julian Hepplewhite Address: The Old Rectory Rectory End Burton Overy Leics UK postcode: LE8 9DR	Ordinary	15,009
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 08-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

LE19 0AL Tel 0116 200 4377

DX number 11000 DX exchange

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	Alliance & Leicester plc
Company Name in full	3263713

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	04	2003			

Class of shares (ordinary or preference etc)	Ordinary	Ordinary	Ordinary
Number allotted	76,923	16,417	43,137
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.33	5.33	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Richard A. Pym	Ordinary	76,923
Address: 24 Mymms Drive, Brookmans Park, Hatfield, Herts		
UK postcode: AL9 7AF		
Name: Richard L. Banks	Ordinary	59,554
Address: Maple Cottage, Leas Gardens, Jackson Bridge, Holmfirth		
UK postcode: HD9 1GG		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] **Date** 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

LE19 0AL Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	04	04	2003			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	3,302		
Nominal value of each share	50.0000		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees

(List joint share allotments consecutively)

Shareholder details	Shares and share class allotted	
Name: Frank Lambe	Class of shares allotted: Ordinary	Number allotted: 3,302
Address: 19 Redwood Avenye Lydiate Merseyside		
UK postcode: L31 2PE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] **Date** 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Park, Narborough, Leic

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,211	5,263	7,750
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	785.00	510.00	670.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Richard Baker	Class of shares allotted: Ordinary	Number allotted: 16,224
Address: 7 Somes Close Uffingham Stamford Lincs		
UK postcode: PE9 4UE		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed ________ Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 2263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary		
Number allotted	2,798		
Nominal value of each share	50.0000		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Stephen Hay	Class of shares allotted: Ordinary	Number allotted: 2,798
Address: 10 Carnforth Close Croxteth Park West Derby Liverpool		
UK postcode: L12 0HP		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	190,998	67,164	44,776
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	455.50	670.00	0.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: John R. Windeler	Ordinary	302,938
Address: One Saint Albans Mansion, Kensington Court Place, London		
UK postcode: W8 5QH		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Par, Narborough, Leics
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	
Number allotted	3,536	638	
Nominal value of each share	50.0000	50.0000	
Amount (if any) paid or due on each share *(including any share premium)*	805.50	0.00	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Urvashi Dattani	Ordinary	4,174
Address: 18 Outwoods Road, Loughborough, Leicestershire		
UK postcode: LE11 3LY		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Par, Narborough, Leics
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number	3263713
Company Name in full	Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 3	0 4	0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	1,711	2,561	4,542
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	785.00	510.00	670.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Urvashi Dattani	Class of shares allotted: Ordinary	Number allotted: 8,814
Address: 18 Outwoods Road Loughborough Leicestershire		
UK postcode: LE11 3LY		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form ☐

Signed ______________________ Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,166	4,145	141
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	533.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted *(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gary Wilkinson Address: 5 Bonner Close, Oadby, Leicester UK postcode: LE2 4UZ	Ordinary	4,166
Name: Stewart Fraser Address: 8 Summers Close, Knutsford, Cheshire UK postcode: WA16 9AN	Ordinary	4,286
Name: Address: UK postcode:		
Name: Address: UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat
Alliance & Leicester plc, Carlton Par, Narborough, Leics
Tel 0116 200 4377
DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	0 3	0 4	0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,921	3,895	1,737
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	785.00

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Class of shares allotted	Number allotted
Name: Gary Mills	Ordinary	3,921
Address: Quay Cottage 73 Shore Road Rostrevor Co. Down		
UK postcode: BT34 3AA		
Name: David John Cotton	Ordinary	5,632
Address: 3 Commbe Meadow Saltdean Brighton East Sussex		
UK postcode: BN2 8PQ		
Name:		3,555
Address:		
UK postcode:		
Name:		
Address:		
UK postcode:		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] **Date** 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

coform

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,686	4,299	3,555
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted
(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing): N/A

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Sarbjeet Singh Uppal	Class of shares allotted Ordinary	Number allotted 5,686
Address 13 Linden Lea Bedworth Warks		
UK postcode CV12 8UD		
Name Mahomed Ashraf Piranie	Class of shares allotted Ordinary	Number allotted 4,299
Address 15 Lindrick Drive Leicester		
UK postcode LE5 5UH		
Name Helena Mary Miller	Class of shares allotted Ordinary	Number allotted 3,555
Address 1 Foxhills Close Appleton Warrington		
UK postcode WA4 5DH		
Name	Class of shares allotted	Number allotted
Address		
UK postcode		

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange Leicester 14

File No. 82-4964

coform

88(2)

Return of Allotment of Shares

Please complete in typescript, or in bold black capitals.

CHFP010.

Company Number 3263713

Company Name in full Alliance & Leicester plc

Shares allotted (including bonus shares):

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted (if shares were allotted on one date enter that date in the "from" box)	03	04	03			

Class of shares (*ordinary or preference etc*)	Ordinary	Ordinary	Ordinary
Number allotted	3,082	2,762	2,858
Nominal value of each share	50.0000	50.0000	50.0000
Amount (if any) paid or due on each share (*including any share premium*)	5.10	5.10	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each share is to be treated as paid up	100%		

Consideration for which the shares were allotted: N/A

(This information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)

When you have completed and signed the form send it to the Registrar of Companies at:

Companies House, Crown Way, Cardiff, CF14 3UZ **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh, EH1 2EB
For companies registered in Scotland **DX 235 Edinburgh**

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Gary Michael Whyton Address: 352 Reigate Road, Epsom Downs, Surrey UK postcode: KT17 3LY	Class of shares allotted: Ordinary	Number allotted: 3,082
Name: John Thomas O'Farrell Address: 11 Fisher's Lane, Orwell, Royston, Herts UK postcode: SG8 5QX	Class of shares allotted: Ordinary	Number allotted: 2,762
Name: David Patton Address: Rowan House, Wilshaw Mill Road, Wilshaw, Huddersfield UK postcode: HD7 3EB	Class of shares allotted: Ordinary	Number allotted: 2,858
Name: Address: UK postcode:	Class of shares allotted:	Number allotted:

Please enter the number of continuation sheets (if any) attached to this form [ ]

Signed [signature] Date 04-Apr-2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is any query.

Justin French - Group Secretariat

Alliance & Leicester plc, Carlton Par, Narborough, Leics

Tel 0116 200 4377

DX number 11000 DX exchange

coform

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Company Number 3263713

Company name in full Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 4	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,903	4,779	1,686
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	510	510	nil

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	David Dennis Morgan	Class of shares allotted	Number allotted
Address	Cleveland 10 Main Road East Hagbourne Oxon UK Postcode : OX11 9LJ	Ordinary	3,903
Name	Ian John Hares	Class of shares allotted	Number allotted
Address	23 Littleton Close Kenilworth Warks UK Postcode : CV8 2WA	Ordinary	4,779
Name	Richard R. Baker	Class of shares allotted	Number allotted
Address	7 Somes Close Uffingham Stamford Lincs UK Postcode : PE9 4UE	Ordinary	1,686

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 24th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000 DX exchange : Leicester 14

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Company Number	3263713
Company name in full	Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	24	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,449	3,014	3,013
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	510	510	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Giddings	Class of shares allotted	Number allotted
Address	27 Hill Rise Woodhouse Eaves Loughborough Leicestershire UK Postcode : LE12 8QX	Ordinary	3,449
Name	Patrick Ryan	Class of shares allotted	Number allotted
Address	18 Brandreth Delph Parbold Lancs UK Postcode : WN8 7AQ	Ordinary	3,014
Name	Alan David Wall	Class of shares allotted	Number allotted
Address	5 Glengers Brown Southport Lancs UK Postcode : PR9 9RW	Ordinary	3,013

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed ______________________ **Date** 24th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough. Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct.2000

File No. 82-4964 **88(2)**

Return of Allotment of Shares

Company Number	**3263713**
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	2 4	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	11,948	3,872	3,626
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	510	510	785

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	William Edward Sutton	Class of shares allotted	Number allotted
Address	1 Field Hurst Barkisland Halifax West Yorks UK Postcode : HX4 0JE	Ordinary	11,948
Name	Mark Alan Browne	Class of shares allotted	Number allotted
Address	14 Brockshill Drive Oadby Leicester UK Postcode : LE2	Ordinary	3,872
Name	Karen Woods	Class of shares allotted	Number allotted
Address	Gooseberry Farm Holmesfield Dronfield Derbyshire UK Postcode :	Ordinary	3,626

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 24th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct.2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 6	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	4,848		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

/

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Michael John Wignall Address: Westfield House 2 St. Nicholas Close Teddington Tewkesbury GLOS UK Postcode : GL20 8TS	Class of shares allotted Ordinary	Number allotted 4,848
Name: Address: UK Postcode :	Class of shares allotted	Number allotted
Name: Address: UK Postcode : NN4 0XY	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 6th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	Alliance & Leicester plc

Shares allotted (including bonus shares) :

Date or period during which shares were allotted
(If shares were allotted on one date enter that date in the "from" box)

From Day	From Month	From Year	To Day	To Month	To Year
06	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,998		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Blyth Swann	Class of shares allotted	Number allotted
Address	Neild House Beamond End Amersham Bucks UK Postcode : HP7 0QT	Ordinary	5,998
Name		Class of shares allotted	Number allotted
Address	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address	UK Postcode : NN4 0XY		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 6th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

ExecMat 97 AllotDocs Form88(2)-Oct 2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	From: Day 06 Month 03 Year 2003	To: Day Month Year	
Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,998		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Blyth Swann	Class of shares allotted	Number allotted
Address	Neild House Beamond End Amersham Bucks UK Postcode : HP7 0QT	Ordinary	5,998
Name		Class of shares allotted	Number allotted
Address	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address	UK Postcode : NN4 0XY		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 6th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct.2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number 3263713

Company name in full **Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	05	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	5,637	4,426	
Nominal value of each share	50p	50p	
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*: N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Martin Evans	Class of shares allotted	Number allotted
Address	48 Moss Lane Bramhall Stockport Cheshire UK Postcode :	Ordinary	5,637
Name	Kathrine Hughes	Class of shares allotted	Number allotted
Address	22 Biddenham Turn Biddenham Beds UK Postcode : MK40 4AZ	Ordinary	4,426
Name		Class of shares allotted	Number allotted
Address	UK Postcode : NN4 0XY		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 5th March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	03	03	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,058		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Robert Leslie Towers Address 27 Winnick Park Avenue Winnick Warrington Cheshire UK Postcode : WA28 8XB	Class of shares allotted Ordinary	Number allotted 7,058
Name Address UK Postcode :	Class of shares allotted	Number allotted
Name Address UK Postcode : NN4 0XY	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 3rd March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000 DX exchange : Leicester 14

Exec Mat.97 AllotDocs Form88(2)-Oct 2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number 3263713

Company name in full Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	6,176	4,333	3,382
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	5.10	5.10	5.10

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

A35 *A5P7DIY4* 0837
COMPANIES HOUSE 04/03/03

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Andrew Paul Robinson	Class of shares allotted	Number allotted
Address	9 Outwoods Close Atherstone Warks UK Postcode : CV9 2NU	Ordinary	6,176
Name	Stephen Carter	Class of shares allotted	Number allotted
Address	New House The Green Bitteswell Lutterworth Leics UK Postcode : LE17 4FB	Ordinary	4,333
Name	Joseph F. Garbutt	Class of shares allotted	Number allotted
Address	11 Hodnet Close East Hunsbury Northants UK Postcode : NN4 0XY	Ordinary	3,382

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 3rd March 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct 2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 3	0 3	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	7,058		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	5.10		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Robert Leslie Towers	Class of shares allotted	Number allotted
Address	27 Winnick Park Avenue Winnick Warrington Cheshire UK Postcode : WA28 8XB	Ordinary	7,058
Name		Class of shares allotted	Number allotted
Address	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address	UK Postcode : NN4 0XY		

Please enter the number of continuation sheet(s) (if any) attached to this form [ ]

Signed [signature] **Date** 3rd March 2003

A director / secretary / ~~administrator~~ / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000 DX exchange : Leicester 14

Exec\Mat 97\AllotDocs\Form88(2)-Oct.2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From (Day / Month / Year)	To (Day / Month / Year)	
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26 / 02 / 2003		
Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,775		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	nil		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Graham C. Long	Class of shares allotted	Number allotted
Address	20 Hodgkins Mews Stanmore MIDDX	Ordinary	2,775
	UK Postcode : HA7 4FJ		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode :		

Please ~~enter~~ the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 26th February 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct 2000

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number 3263713

Company name in full Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	26	02	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	3,264	4,441	4,994
Nominal value of each share	50p	50p	50p
Amount (if any) paid or due on each share *(including any share premium)*	nil	nil	nil

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		

Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Geoffrey S. Lloyd	Class of shares allotted	Number allotted
Address	3 Grafton Street Southport Merseyside UK Postcode : PR8 2RW	Ordinary	3,264
Name	Steven E. Brown	Class of shares allotted	Number allotted
Address	Kents Farm Pershore Road Great Comberton Pershore WORCS UK Postcode : WR10 3DX	Ordinary	4,441
Name	Richard G. Price	Class of shares allotted	Number allotted
Address	17 The Chase Knaresborough Nth Yorkshire UK Postcode : HF5 0SY	Ordinary	4,994

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 26th February 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number 3263713

Company name in full Alliance & Leicester plc

Shares allotted (including bonus shares) :

	From			To		
	Day	Month	Year	Day	Month	Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	1 0	0 2	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	898		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	nil		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name Frank Hammerton	Class of shares allotted	Number allotted
Address 1 Riverbank House Riverbank Road Heswall WIRRAL UK Postcode : CH60 4SQ	Ordinary	898
1,989	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed [signature] **Date** 10th February 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000
DX exchange : Leicester 14

Exec\Mat.97\AllotDocs\Form88(2)-Oct.2000

88(2)

Return of Allotment of Shares

Company Number	**3263713**
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 8	0 1	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	42,405		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	739 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details	Shares and share class allotted	
Name: Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited Address: Carlton Park Narborough Leicester UK Postcode : LE19 0AL	Class of shares allotted Ordinary	Number allotted 42,405
Name Address UK Postcode :	Class of shares allotted	Number allotted
Name Address UK Postcode	Class of shares allotted	Number allotted

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] Date 24th January 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Paul Askew – Share Schemes
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 3853
DX No: 11000
DX exchange : Leicester 14

\\sn004972\grpdata\Legal & Secretariat\Group Secretariat\GROUPSEC\GroupSec\EmployeeSS\SharePlan\2002\2nd accumulation period\G 88(2) 2nd acc.doc

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From Day	From Month	From Year	To Day	To Month	To Year
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	0 8	0 1	2 0 0 3			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	42,405		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	739 pence		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited	Class of shares allotted	Number allotted
Address	Carlton Park Narborough Leicester	Ordinary	42,405
	UK Postcode : LE19 0AL		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form

Signed Date 24th January 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Paul Askew – Share Schemes
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 3853
DX No: 11000 DX exchange : Leicester 14

\\sn004972\grpdata\Legal & Secretariat\Group Secretariat\GROUPSEC\GroupSec\EmployeeSS\SharePlan\2002\2nd accumulation period\G 88(2) 2nd acc.doc

File No. 82-4964

88(2)

Return of Allotment of Shares

Company Number	3263713
Company name in full	**Alliance & Leicester plc**

Shares allotted (including bonus shares) :

	From			To		
	Day	*Month*	*Year*	*Day*	*Month*	*Year*
Date or period during which shares were allotted *(If shares were allotted on one date enter that date in the "from" box)*	10	01	2003			

Class of shares *(ordinary or preference etc)*	Ordinary	Ordinary	Ordinary
Number allotted	2,984		
Nominal value of each share	50p		
Amount (if any) paid or due on each share *(including any share premium)*	nil		

List the names and addresses of the allottees and the number of shares allotted to each overleaf

If the allotted shares are fully or partly paid up otherwise than in cash please state:

% that each shares is to be treated as paid up	100%		
Consideration for which the shares were allotted *(this information must be supported by the duly stamped contract or by the duly stamped particulars on Form 88(3) if the contract is not in writing)*	N/A		

When you have completed and signed the form send it to the Registrar of Companies at :

Companies House, Crown Way, Cardiff CF14 3UZ — **DX 33050 Cardiff**
For companies registered in England and Wales

Companies House, 37 Castle Terrace, Edinburgh EH1 2EB — **DX 235 Edinburgh**
For companies registered in Scotland

Companies House receipt date barcode

Names and addresses of the allottees *(List joint share allotments consecutively)*

Shareholder details		Shares and share class allotted	
Name	Richard L. Banks	Class of shares allotted	Number allotted
Address	Maple Cottage Leas Garden Jackson Bridge Holmfirth Huddersfield	Ordinary	2,984
	UK Postcode : HD7 1UF		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode :		
Name		Class of shares allotted	Number allotted
Address			
	UK Postcode		

Please enter the number of continuation sheet(s) (if any) attached to this form ☐

Signed [signature] **Date** 9th January 2003

A director / secretary / administrator / administrative receiver / receiver manager / receiver *Please delete as appropriate*

Please give the name, address, telephone number and, if available, a DX number and Exchange of the person Companies House should contact if there is a query

Justin French – Group Secretariat
Alliance & Leicester plc
Carlton Park, Narborough, Leic LE19 0AL
Tel : 0116 200 4377
DX No: 11000 DX exchange : Leicester 14

Alliance Leicester

File No. 82-4964

Alliance & Leicester plc
17 Ulster Terrace
London NW1 4LJ

John R Windeler, Chairman
Direct Line: 020 7908 3002
Direct Facsimile: 020 7908 3101
e-mail: john.windeler@alliance-leicester.co.uk

Personal

Ms M Salmon
16 Box Lane
Hemel Hempstead
Hertfordshire HP3 0DJ

27 May 2004

Dear Margaret,

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment will be for an initial term of two years commencing on [date] unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your initial appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £52,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2005 and the remaining Board meeting dates in 2004 are set out in Annexes 1a and b.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and Company Secretary, and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

4. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

5. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

6. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

7. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

8. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

9. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

10. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

11. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

12. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Head of Board Office, Diane Henderson, to arrange such visits.

14. Stock Exchange Announcement

The Corporate Communications Department will contact you to agree the content of the announcement concerning your appointment to the Group Board.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

ANNEX 1a

REMAINING GROUP MEETING BOARD DATES

2004

June	Thursday 24th – 9.30am
July	Thursday 29th – 9.30am
August	Thursday 26th – 9.30am (PROVISIONAL)
September	Thursday 30th – 9.30am
October	Thursday 28th - 9.30am
November	Thursday 25th - 9.30am
December	Thursday 16th - 9.30am

ANNEX 1b

PROVISIONAL GROUP BOARD MEETING DATES

2005

January	Thursday 27th - 9.30am
February	Thursday 24th - 9.30am
March	Thursday 31st - 9.30am
April	Thursday 28th - 9.30am
May	Tuesday 3rd Annual General Meeting – Carlton Park (in the evening)
May	Thursday 26th - 9.30am
June	Thursday 30th - 9.30am
July	Thursday 28th - 9.30am
August	Thursday 25th - 9.30am (PROVISIONAL)
September	Thursday 29th - 9.30am
October	Thursday 27th - 9.30am
November	Thursday 24th - 9.30am
December	Thursday 15th - 9.30am

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

Mr E J Watts
Westchester
14 Firs Walk
Tewin Wood
Welwyn
Herts
AL6 0NZ

Date: 07 January 2004

Our Ref.: JH/EK

Dear Jonathan

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 8th May 2003, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £52,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to

H Letters jh255-9

your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees of £4,000 are paid for chairmanship of a Committee. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

....
E J Watts

H:Letters jh255-9

ANNEX 1

GROUP BOARD MEETING DATES - 2004

January	Thursday 29th	
February	**Thursday 19th**	**Special Quorum Board to approve Annual Accounts**
February	Thursday 26th	
March	Thursday 25th	
April	Thursday 29th	
May	**Tuesday 4th**	**Annual General Meeting – Carlton Park (in the evening)**
May	Thursday 27th	
June	Thursday 24th	
July	**Thursday [ ]**	**Provisional date for Special Quorum Board to approve Interim Accounts**
July	Thursday 29th	
August	Thursday 26th	PROVISIONAL
September	Thursday 30th	
October	Thursday 28th	
November	Thursday 25th	
December	Thursday 16th	

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

Mr M McTighe
Danesbury House
4 Waverley Grove
Solihull
B91 2NP

Date: 07 January 2004

Our Ref.: JH/EK

Dear Mike

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 1st June 2003, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £52,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to

your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees of £4,000 are paid for chairmanship of a Committee. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

....
M McTighe

H Letters jh255-9

ANNEX 1

GROUP BOARD MEETING DATES - 2004

January	Thursday 29th	
February	**Thursday 19th**	**Special Quorum Board to approve Annual Accounts**
February	Thursday 26th	
March	Thursday 25th	
April	Thursday 29th	
May	**Tuesday 4th**	**Annual General Meeting – Carlton Park (in the evening)**
May	Thursday 27th	
June	Thursday 24th	
July	**Thursday [ ]**	**Provisional date for Special Quorum Board to approve Interim Accounts**
July	Thursday 29th	
August	Thursday 26th	**PROVISIONAL**
September	Thursday 30th	
October	Thursday 28th	
November	Thursday 25th	
December	Thursday 16th	

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

Alliance
Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

Miss F A Cairncross C.B.E.
6 Canonbury Lane
London
N1 2AP

Date: 07 January 2004

Our Ref.: JH/EK

Dear Frances

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 1st January 2004, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £52,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees of £4,000 are paid for chairmanship of a Committee. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors

should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

....
F A Cairncross

H:Letters\jh255-9

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

The Hon D Brougham
Folly House
Bampton
Oxon
OX18 2JH

Date: 07 January 2004

Our Ref.: JH/EK

Dear David

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 8th May 2003, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £60,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to

your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees of £4,000 are paid for chairmanship of a Committee. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

....
D P Brougham

H:Letters\h2554

ANNEX 1

GROUP BOARD MEETING DATES - 2004

January	Thursday 29th	
February	**Thursday 19th**	**Special Quorum Board to approve Annual Accounts**
February	Thursday 26th	
March	Thursday 25th	
April	Thursday 29th	
May	**Tuesday 4th**	**Annual General Meeting – Carlton Park (in the evening)**
May	Thursday 27th	
June	Thursday 24th	
July	**Thursday [ ]**	**Provisional date for Special Quorum Board to approve Interim Accounts**
July	Thursday 29th	
August	Thursday 26th	PROVISIONAL
September	Thursday 30th	
October	Thursday 28th	
November	Thursday 25th	
December	Thursday 16th	

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040

File No. 82-4964

Mr M P S Barton
Sydenhams
Bisley
Gloucestershire
FL6 7BU

Date: 07 January 2004

Our Ref.: JH/EK

Dear Peter

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 13th May 2003, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £135,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to

your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. <u>Potential Conflicts of Interest</u>

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. <u>Directors' and Officers' Liability Insurance</u>

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. <u>Reimbursement of Expenses</u>

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. <u>Security Provision</u>

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

....

M P S Barton

ANNEX 1

GROUP BOARD MEETING DATES - 2004

January	Thursday 29th	
February	**Thursday 19th**	**Special Quorum Board to approve Annual Accounts**
February	Thursday 26th	
March	Thursday 25th	
April	Thursday 29th	
May	**Tuesday 4th**	**Annual General Meeting – Carlton Park (in the evening)**
May	Thursday 27th	
June	Thursday 24th	
July	**Thursday [ ]**	**Provisional date for Special Quorum Board to approve Interim Accounts**
July	Thursday 29th	
August	Thursday 26th	PROVISIONAL
September	Thursday 30th	
October	Thursday 28th	
November	Thursday 25th	
December	Thursday 16th	

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

Alliance Leicester

Alliance & Leicester plc
Customer Service Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

Mr M J Allen
Middleton Hall
Mendham
Suffolk
IP20 0NR

Date: 07 January 2004

Our Ref.: JH/EK

Dear Michael

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment is for a term of two years and commenced on 1st January 2003, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £52,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to

your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and

- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees of £4,000 are paid for chairmanship of a Committee. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

Receipt is acknowledged of my terms of appointment of which this is a copy.

M J Allen

ANNEX 1

GROUP BOARD MEETING DATES - 2004

January	Thursday 29th	
February	**Thursday 19th**	**Special Quorum Board to approve Annual Accounts**
February	Thursday 26th	
March	Thursday 25th	
April	Thursday 29th	
May	**Tuesday 4th**	**Annual General Meeting – Carlton Park (in the evening)**
May	Thursday 27th	
June	Thursday 24th	
July	**Thursday [ ]**	**Provisional date for Special Quorum Board to approve Interim Accounts**
July	Thursday 29th	
August	Thursday 26th	**PROVISIONAL**
September	Thursday 30th	
October	Thursday 28th	
November	Thursday 25th	
December	Thursday 16th	

ANNEX 2

INDUCTION PROGRAMME

To help directors gain the most from appointment as a director of Alliance & Leicester plc new directors will spend planned periods of time with the Chairman and other executives so that they may familiarise themselves with :-

- The Structure of the Group
- Group objectives, strategies and plans including those of Alliance & Leicester Commercial Bank and other subsidiaries
- The Role of the Group Board
- The Role of Committees
- The Responsibilities of a Director

Much background information on these topics can be found in the Board Reference Manual.

Directors will have an opportunity to obtain further grounding in the Group's operations from a structured visit to one of the Group's principal administration centres.

THIS AGREEMENT is made the 15th December 2003

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE19 0AL ("the Company") and

(2) RICHARD ALAN PYM of 17 Ulster Terrace, Outer Circle, Regents Park, London NW1 4PJ ("the Executive").

IT IS AGREED as follows:-

1. <u>TERM JOB TITLE AND NOTICE</u>

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Group Chief Executive or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 23 November 1992.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £525,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to

receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required or permitted to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement determines for any reasons and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal, or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him for any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. EXPENSES

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed

provisions are set out in the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request. The Executive's employee contributions to the Scheme shall be paid at the Company's expense.

5.2 Provided the Executive joins the Scheme he shall, in addition, be provided with further pension benefits under an unfunded unapproved arrangement (current unfunded unapproved arrangement dated 23rd November 1992) in respect of that part of his salary in excess of the earnings cap imposed pursuant to Section 590(C) Income & Corporation Taxes Act 1988.

5.3 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in

the event of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the

Company as and when it deems necessary, and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or not consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such Company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date

and in the case of clause 8.2.(i)(b) an amount equal to the value of such annual cash bonus (if any) (less PAYE deductions) as the Remuneration Committee in its discretion reasonably and fairly determines would, but for the termination of this Agreement, and having regard to the Executive's performance up to the Termination Date, have been payable to the Executive for the financial year in which the Termination Date occurs. For the avoidance of doubt it is confirmed that the terms of the annual bonus scheme in which the Executive is participating shall not be altered following a Change of Control so as to reduce the level of the bonus that would, but for the termination of this Agreement, otherwise have been payable to him; and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme and the Unfunded Unapproved Retirement Benefits Scheme referred to in clauses 5.1 and 5.2 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated;

(iii) maintain life insurance cover and medical insurance cover pursuant to clauses 5.3 and 7.1 of this Agreement for a period of 12 months from the Termination Date.

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve out notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles

of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control.

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions

of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade

secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. COPYRIGHT

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the

sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director

representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any

employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Company or its subsidiary or associated companies.

13. <u>POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY</u>

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. <u>DISCIPLINARY AND GRIEVANCE PROCEDURE</u>

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the London Stock Exchange and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. DATA PROTECTION

For the purposes of the Data Protection Act 1988 the Executive consents to the processing of all or any personal date (in manual, electronic or any other form) relevant to his employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company,

on behalf of each of whom the Company enters into this Agreement as agent and trustee..

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

17.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

17.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	18th December 2003;
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation

to make a deduction in respect of national insurance contributions;

"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the case of termination by the Company pursuant to clause 8.2 of this Agreement, the date of the notice given by the Company.

17.10 In construing this Agreement the clause headings shall be disregarded.

17.11 Any written notice to be given hereunder may be served :-

17.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

17.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

17.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

17.12 This Agreement shall be governed by and construed in accordance with the laws of England.

17.13 The Company is entering into this Agreement for itself as agent for the trustee of all Group Companies and is duly authorised to do so. The parties intend that each Group Company, including without limitation each Relevant Group Company, should be able, subject to and in accordance with the Contracts (Rights of Third Parties) Act

1999, to enforce in its own right the terms of this Agreement which expressly or impliedly confer a benefit on that company. No other third party may enforce this Agreement.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....
Authorised Officer

EXECUTED AS A DEED by)
RICHARD ALAN PYM)
in the presence of :-)

File No. 82-4964

THIS AGREEMENT is made the 18 December 2003

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE19 0AL ("the Company") and

(2) RICHARD LEE BANKS of Maple Cottage, Leas Gardens, Jackson Bridge, Nr Holmfirth, West Yorkshire HD7 1UF ("the Executive") .

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Managing Director, Wholesale Banking or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 3rd August 1987.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £280,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to

receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required or permitted to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement determines for any reasons and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal, or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him of any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. EXPENSES

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated

in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request.

5.2 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the Company as and when it deems necessary, and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or not consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time

during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such Company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date

and in the case of clause 8.2.(i)(b) an amount equal to the value of such annual cash bonus (if any) (less PAYE deductions) as the Remuneration Committee in its discretion reasonably and fairly determines would, but for the termination of this Agreement, and having regard to the Executive's performance up to the Termination Date, have been payable to the Executive for the financial year in which the Termination Date occurs. For the avoidance of doubt it is confirmed that the terms of the annual bonus scheme in which the Executive is participating shall not be altered following a Change of Control so as to reduce the level of the bonus that would, but for the termination of this Agreement, otherwise have been payable to him; and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme referred to in clause 5.1 of this Agreement, the Executive's pensionable service is extended by a period

equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated

(iii) maintain life insurance cover and medical insurance cover pursuant to clauses 5.2 and 7.1 of this Agreement for a period of 12 months from the Termination Date.

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve out notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control.

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if

disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid

and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. <u>COPYRIGHT</u>

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group

Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and

11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the London Stock Exchange and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. DATA PROTECTION

For the purposes of the Data Protection Act 1988 the Executive consents to the processing of all or any personal date (in manual, electronic or any other form) relevant to his employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company, on behalf of each of whom the Company enters into this Agreement as agent and trustee..

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

17.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

17.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	18th December 2003;
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;
"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the case of termination by the Company pursuant

to clause 8.2 of this Agreement, the date of the notice given by the Company.

17.10 In construing this Agreement the clause headings shall be disregarded.

17.11 Any written notice to be given hereunder may be served :-

17.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

17.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

17.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

17.12 This Agreement shall be governed by and construed in accordance with the laws of England.

17.13 The Company is entering into this Agreement for itself as agent for the trustee of all Group Companies and is duly authorised to do so. The parties intend that each Group Company, including without limitation each Relevant Group Company, should be able, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999, to enforce in its own right the terms of this Agreement which expressly or impliedly confer a benefit on that company. No other third party may enforce this Agreement.

vXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....

Authorised Officer

828(ii)

EXECUTED AS A DEED by)
RICHARD LEE BANKS)
in the presence of :-)

MRS A DUGGAN

ANGELA DUGGAN

85 FALLBROOK DRIVE
EASTFIELD PARK
WEST DERBY
LIVERPOOL
L12 5LZ

PERSONAL SECRETARY

THIS AGREEMENT is made the 18 December 2003

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE9 5XX ("the Company") and

(2) CHRISTOPHER STUART RHODES of Stoney Hollow, North Road, South Kilworth, Lutterworth, Leicestershire LE17 6DR ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Managing Director, Retail Bank or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 15th August 1988.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £300,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to

receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required or permitted to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be invited to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement terminates for any reason and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him for any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. EXPENSES

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to continue to be a member of the Alliance & Leicester Pension Scheme ("the Scheme") subject to and upon the Trust Deed and Rules of the Scheme from time to time in effect. A contracting out certificate as defined by the Pension Schemes Act 1993 is in force in respect of the Executive's

employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the Trust Deed and Rules of the Scheme which are available for inspection on request. The main provisions are summarised in the Employee Booklet which is available on request and if there is any inconsistency between these documents, the Trust Deed and Rules will prevail.

5.2 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. In each calendar year (apart from the year in which the Executive's employment commences or terminates) the Executive will be expected to take at least 20 days holiday (including normal public holidays) to which he is entitled under the Working Time Regulations 1998. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with such scheme as the Board shall consider

appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the

Company as and when it deems necessary and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or makes any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or not consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), subject to clause 8.8 the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date

and in the case of clause 8.2.(i)(b) an amount equal to the value of such annual cash bonus (if any) (less PAYE deductions) as the Remuneration Committee in its discretion reasonably and fairly determines would, but for the termination of this Agreement, and having regard to the Executive's performance up to the Termination Date, have been payable to the Executive for the financial year in which the Termination Date occurs. For the avoidance of doubt it is confirmed that the terms of the annual bonus scheme in which the Executive is participating shall not be altered following a Change of Control so as to reduce the level of the bonus that would, but for the termination of this Agreement, otherwise have been payable to him; and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme referred to in clause 5.1 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated; and

(iii) maintain life insurance cover and medical insurance cover pursuant to clauses 5.2 and 7.1 of this Agreement for a period of 12 months from the Termination Date.

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve out notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clauses 2.1 and 2.2, after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the London Stock Exchange plc that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control;

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall

not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised investment exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be

readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying

for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. COPYRIGHT

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by

the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer"	any person, firm, company or organisation who or which at any time during the Relevant Period is or was :- (i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or (ii) a client or customer of the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from :-

(i) undertaking duties or activities which are materially different from those undertaken by the Executive during the Relevant Period in the performance of his duties hereunder; or

(ii) holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a

period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way continuing to be connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the Financial Services Authority and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. DATA PROTECTION

For the purposes of the Data Protection Act 1988 the Executive consents to the processing of all or any personal date (in manual, electronic or any other form) relevant to his employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company.

on behalf of each of whom the Company enters into this Agreement as agent and trustee..

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

17.4 Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. In particular but without limitation the Redundancy Agreement set out in the Manual shall not apply to the Executive.

17.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	18th December 2003;
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....
Authorised Officer

EXECUTED AS A DEED by)
CHRISTOPHER STUART RHODES)
in the presence of :-)

T.A. Cotton
TINA COTTON
76 SANVEY LANE
LEICESTER
LE2 8NF

SECRETARY

File No. 82-4964

THIS AGREEMENT is made the 18th December 2003

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE9 5XX ("the Company") and

(2) DAVID JONATHAN BENNETT Mill Meadow House, Mill Lane, Lower Slaughter, Gloucestershire GL54 2HX ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Group Finance Director or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 1st January 1999.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £325,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to

receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required or permitted to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement determines for any reasons and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal, or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him of any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. EXPENSES

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated

in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request.

5.2 Provided the Executive joins the Scheme he shall, in addition, be provided with further pension benefits under an unfunded unapproved arrangement in respect of that part of his salary in excess of the earnings cap imposed pursuant to Section 590(C) Income & Corporation Taxes Act 1988. Under the Scheme and the unfunded unapproved arrangement the Executive shall be entitled to a total pension at age 60 equivalent to 40/60ths of final pensionable salary (inclusive of any pension entitlements from previous employers). On leaving service prior to age 60, the deferred pension entitlement will assume that the 40/60 based entitlement would have accrued uniformly between 1st January 1999 and age 60.

5.3 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The

Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the Company as and when it deems necessary, and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or not consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such Company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date

and in the case of clause 8.2.(i)(b) an amount equal to the value of such annual cash bonus (if any) (less PAYE deductions) as the Remuneration Committee in its discretion reasonably and fairly determines would, but for the termination of this Agreement, and having regard to the Executive's performance up to the Termination Date, have been payable to the Executive for the financial year in which the Termination Date occurs. For the avoidance of doubt it is confirmed that the terms of the annual bonus scheme in which the

Executive is participating shall not be altered following a Change of Control so as to reduce the level of the bonus that would, but for the termination of this Agreement, otherwise have been payable to him; and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme and the Unfunded Unapproved Retirement Benefits Scheme referred to in clauses 5.1 and 5.2 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated; and

(iii) maintain life insurance cover and medical insurance cover pursuant to clauses 5.3 and 7.1 of this Agreement for a period of 12 months from the Termination Date.

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve out notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control.

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will

not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group

Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require..

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. COPYRIGHT

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the

Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. <u>RESTRICTIVE COVENANTS</u>

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company" a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;

"Relevant Period" the period of 12 months immediately before the Termination Date.

"Relevant Products or Services" products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied

by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he

may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the London Stock Exchange and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. MISCELLANEOUS

16.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company, on behalf of each of whom the Company enters into this Agreement as agent and trustee.

16.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

16.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

16.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

16.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

16.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

16.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

16.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

16.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	18th December 2003;
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;
"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the

case of termination by the Company pursuant to clause 8.2 of this Agreement, the date of the notice given by the Company.

16.10 In construing this Agreement the clause headings shall be disregarded.

16.11 Any written notice to be given hereunder may be served :-

16.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

16.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

16.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

16.12 This Agreement shall be governed by and construed in accordance with the laws of England.

16.13 The Company is entering into this Agreement for itself as agent for the trustee of all Group Companies and is duly authorised to do so. The parties intend that each Group Company, including without limitation each Relevant Group Company, should be able, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999, to enforce in its own right the terms of this Agreement which expressly or impliedly confer a benefit on that company. No other third party may enforce this Agreement.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....

Authorised Officer

EXECUTED AS A DEED by)
DAVID JONATHAN BENNETT)
in the presence of :-)

DJ Bennett

DIANE HENDERSON
47 ENDLEBURY ROAD
CHINGFORD LONDON E4 6QB

MANAGER BOARD OFFICE

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

File No. 82-4964

Mr J R Windeler
One Saint Albans Mansion
Kensington Court Place
London
W8 5QH

Date: 5th December 2003

Dear Mr Windeler

I am writing to set out the terms of your appointment as a non-executive director and Chairman of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your current appointment is for a term of three years commencing on 1st June 2002, unless otherwise terminated by and at the discretion of either party upon three months' written notice. Continuation of your contract for services is contingent on continuing FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable to your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee. In your case your current appointment period is three years from 1st June 2002.

2. Remuneration and Benefits

Your total remuneration comprises the basic Board fees (currently £41,000 gross per annum) which together with Special Pay as Chairman comprises a total of £375,000 per annum (upon which tax and national insurance deductions will be made as appropriate). These fees are payable on or about the fourteenth day of each month. Payment is made to your bank or building society account and advice is

1990006 (3/03)

sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason. Remuneration is normally reviewed annually in January.

To assist with your duties you are also entitled to have the non-exclusive use of a chauffeured pool car.

3. Time commitment

Overall we anticipate a time commitment of around 2-3 days per week.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Board should be sought before accepting additional commitments that might affect the time you are able to devote to your role as Chairman of the Company. The dates for 2004 and the remaining Board meeting dates in 2003 are set out in Annexes 1a and b.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensure that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in

appointing, and where necessary removing, executive directors and in succession planning.

As a director, you have received a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

If you wish to take up a directorship with another company, you should seek consent from the Group Board, in order to avoid the possibility of a conflict of interest.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

Yours sincerely

Julian Hepplewhite

Group Secretary & Chief Solicitor

For and on behalf of Alliance & Leicester plc

Receipt is acknowledged of my terms of appointment of which this is a copy/

....

J R Windeler, Chairman

File No. 82-4964

Alliance & Leicester plc
17 Ulster Terrace
London NW1 4LJ

John R Windeler, Chairman
Direct Line: 020 7908 3002
Direct Facsimile: 020 7908 3100
e-mail: john.windeler@alliance-leicester.co.uk

RECEIVED
2005 ... 15 A 9:

Mrs J V Barker
c/o Finance Director
Equitas Limited
33 St Mary Axe
London
EC3A 8LL

28 November 2003

Dear Jane

I am writing to set out the terms of your appointment as a non-executive director of Alliance & Leicester plc (the "Company"). It is agreed that this is a contract for services and is not a contract of employment.

Your appointment will be for an initial term of two years commencing on [1st January 2004], unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of your contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Your initial appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £41,000 gross per annum (upon which tax and national insurance deductions will be made as appropriate) although these fees are under review. These fees are payable on or about the fourteenth day of each month. Payment is made to your bank or building society account and advice is sent to your home address at the time of payment. Payment will cease immediately if your appointment ends for any reason.

3. Time commitment

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, you will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment, you have confirmed that you are able to allocate sufficient time to meet the expectations of your role. The agreement of the Chairman should be sought before accepting additional commitments that might affect the time you are able to devote to your role as non-executive director of the Company. The dates for 2004 are set out in Annex 1.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, you will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may

be asked to serve. Additional fees are paid for membership of committees (up to £3,000, and up to £6,000 gross per annum respectively for membership plus chairmanship of a Committee) but these fees are also under review. From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. Potential Conflicts of Interest

Following your appointment, if you wish to take up a directorship with another company, the Board has agreed that you should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

As a non-executive director, you may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually. If, in the interim, there are any matters

which cause you concern about your role you should discuss them with me in the first instance. Should you continue to have concerns, you should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Please contact the Manager, Board Office to arrange such visits.

14. Press Release

The Corporate Communications Department will contact you to agree the form of a press release concerning your appointment to the Group Board.

I look forward to working with you.

Yours sincerely

John R Windeler
Chairman

File No. 82-4964

COPY

Alliance Leicester

Alliance & Leicester plc
17 Ulster Terrace
London NW1 4LJ

John R Windeler, Chairman
Direct Line: 020 7908 3002
Direct Facsimile: 020 7908 3100
e-mail: john.windeler@alliance-leicester.co.uk

For the attention of Mr Peter Stone
Stone Alone Ltd
3rd Floor
1 Albermarle Street
London
W1S 4HA

30 September 2003

Dear Sirs

Alliance & Leicester plc ('the Company') hereby engages Stone Alone Limited to provide the services of Peter Stone as a non-executive director of the Company with effect from 1st October 2003 and subject to the following terms and conditions. It is agreed that this is a contract for services and is not a contract of employment.

Peter Stone's appointment will be for an initial term of two years, unless otherwise terminated by and at the discretion of either party with immediate effect. Continuation of the contract for services is contingent on FSA approval, satisfactory performance and re-election at forthcoming AGMs.

This letter therefore sets out the basic terms applicable following confirmation of Peter Stone's appointment :-

1. Period of Appointment

The appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial two year period. Peter Stone's initial appointment would be for two years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Payment

Board fees are currently £41,000 gross per annum. These fees are payable on or about the fourteenth day of each month. Payment is made to a bank or building society account and advice is sent at the time of payment. Payment will cease immediately if the appointment ends for any reason.

3. Time commitment of Peter Stone

Overall we expect a time commitment of around 18 – 24 days per year, depending on the number of committees, after the induction phase. This will include attendance at monthly board meetings, the AGM, and two days visiting operational centres or branches. All non-executive directors will be expected to serve on at least one committee, and the norm will be two committees. Committees meet approximately four times a year. In addition, Directors will be expected to devote appropriate preparation time ahead of each meeting.

By accepting this appointment Peter Stone has confirmed that he is able to allocate sufficient time to meet the expectations of the role. The agreement of the Chairman should be sought before Peter Stone accepts additional commitments that might affect the time he is able to devote to his role as non-executive director of the Company. The dates for 2004 and the remaining Board meeting dates in 2003 are set out in Annexes 1a and b.

4. Duties

Non-executive directors have the same general legal responsibilities to the company as any other director. The board as a whole is collectively responsible for the success of the company. The board:

- provides entrepreneurial leadership of the company within a framework of prudent and effective controls which enable risk to be assessed and managed;
- sets the company's strategic aims, ensures that the necessary financial and human resources are in place for the company to meet its objectives, and reviews management performance; and
- sets the company's values and standards and ensures that its obligations to its shareholders and others are understood and met.

All directors must take decisions objectively in the interests of the company.

In addition to these requirements of all directors, the role of the non-executive director has the following key elements:

- **Strategy**. Non-executive directors should constructively challenge and help develop proposals on strategy;
- **Performance**. Non-executive directors should scrutinise the performance of management in meeting agreed goals and objectives and monitor the reporting of performance;
- **Risk**. Non-executive directors should satisfy themselves on the integrity of financial information and that financial controls and systems of risk management are robust and defensible; and
- **People**. Non-executive directors are responsible for determining appropriate levels of remuneration of executive directors and have a prime role in appointing, and where necessary removing, executive directors and in succession planning.

As a new director, Peter Stone will receive a Board Reference Manual, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Additional fees are paid for membership of committees (up to £3,000, and up to £6,000 gross per annum respectively for membership plus chairmanship of a Committee). From time to time, Peter Stone may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

5. <u>Potential Conflicts of Interest</u>

Following Peter Stone's appointment, if he wishes to take up a directorship with another company, the Board has agreed that a director should seek consent from me, in order to avoid the possibility of a conflict of interest. If after consultation with the Nomination Committee, I feel there is the potential for a conflict of interest then the matter will be referred to the Board.

6. Directors' and Officers' Liability Insurance

Directors' and Officers' Liability Insurance cover (current limit £40m) is maintained at the expense of the Company. Further details can be found in the Board Reference Manual.

7. Reimbursement of Expenses

Non-executive directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in the Board Reference Manual. Expenses claim reimbursement forms are available from our Ulster Terrace office.

8. Security Provision

Security provision for non-executive directors can be made at their home address (as registered at Companies House) on request or in response to a specific threat.

9. Shareholding Qualification

Under the Articles of Association, directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that directors should voluntarily increase the minimum shareholding to 5000 shares, over the initial period of appointment, has been accepted by the Group Board.

10. Review Process

The performance of individual directors and the whole board and its committees is evaluated annually if, in the interim, there are any matters which cause Peter Stone concern about his role he should discuss them with me in the first instance. Should he continue to have concerns, he should then discuss them with the senior non-executive director.

11. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code. A copy of this Code is included in the Board Reference Manual.

12. Induction Programme

Annex 2 contains details of a programme to assist new directors in understanding the role of a director of the Company and the dynamics of the Group's business.

13. Branch Visits

It is expected that directors dedicate at least two days a year to visit our operational centres or branches. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Peter Stone should contact the Manager, Board Office to arrange such visits.

14. Press Release

The Corporate Communications Department will contact Peter Stone to agree the form of any press release concerning his appointment to the Group Board.

Yours faithfully

John R Windeler

John R Windeler
Chairman

On copy :

Terms acknowledged and agreed

.... 7/10/03.
Peter Stone, Director for Stone Alone Limited

In my capacity as a director of Alliance & Leicester plc I confirm that I owe a duty of confidentiality to the Company.

.... 7/10/03.
Peter Stone

File No. 82-4964

THIS AGREEMENT is made the 19th February 2003

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE19 0AL ("the Company") and

(2) RICHARD LEE BANKS of Maple Cottage, Leas Garden, Jackson Bridge, Nr Holmfirth, West Yorkshire HD7 1UF ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Wholesale Banking Director or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 3rd August 1987.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £260,000per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement determines for any reasons and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful

dismissal, or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him of any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. <u>EXPENSES</u>

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request.

5.2 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in

the event of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the

Company as and when it deems necessary, and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or note consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such Company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date; or

(c) 15 months' basic salary at the rate applicable at the Termination Date if the Remuneration Committee considers appropriate in its absolute discretion (acting in good faith) taking full account of the circumstances giving rise to termination and the Executive's performance and behaviour; or

(d) 18 months' basic salary at the rate applicable at the Termination Date if the Company gives notice to terminate the Executive's employment within the period of six months immediately following a Change of Control

and in each case (excepting clause 8(2)(i)(a)) in addition the Company will pay a sum (less PAYE deductions) equivalent to the last annual bonus received by the Executive or, where no previous bonus has been received, such sum determined at the discretion of the Remuneration Committee (having reviewed the Executive's performance to the Termination Date); and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme referred to in clause 5.1 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control.

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group

Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. <u>COPYRIGHT</u>

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the

Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied

by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting

out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the London Stock Exchange and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. DATA PROTECTION

For the purposes of the Data Protection Act 1988 the Executive consents to the processing of all or any personal date (in manual, electronic or any other form) relevant to his employment, by the Company and/or any Group Company and/or any agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company, on behalf of each of whom the Company enters into this Agreement as agent and trustee..

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

17.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

17.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	[1st July 2004
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;

"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;
"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the case of termination by the Company pursuant to clause 8.2 of this Agreement, the date of the notice given by the Company.

17.10 In construing this Agreement the clause headings shall be disregarded.

17.11 Any written notice to be given hereunder may be served :-

17.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

17.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

17.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

17.12 This Agreement shall be governed by and construed in accordance with the laws of England.

17.13 The Company is entering into this Agreement for itself as agent for the trustee of all Group Companies and is duly authorised to do so. The parties intend that each Group Company, including without limitation each Relevant Group Company, should be able, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999, to enforce in its own right the terms of this Agreement which expressly or impliedly confer a benefit on that company. No other third party may enforce this Agreement.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....

Authorised Officer

718(ii)

EXECUTED AS A DEED by)
RICHARD LEE BANKS)
in the presence of :-)

Witness

Signature Vicki Cheatham

Name VICKI CHEATHAM

Address PRIMROSE COTTAGE
5 ANTHONY STREET
ROTHLEY
LEICESTERSHIRE

Occupation ACCOUNTANT

THIS AGREEMENT is made the 3rd February 2003
BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE9 5XX ("the Company") and

(2) CHRISTOPHER STUART RHODES of Stoney Hollow, North Road, South Kilworth, Lutterworth, Leicestershire LE17 6DR ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Operations Director or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 15th August 1988.

2. DUTIES

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £240,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to

receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25% or such larger proportion (up to 100%) as the Executive may agree) may at the discretion of the Remuneration Committee be required to be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be invited to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement terminates for any reason and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him for any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. EXPENSES

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to continue to be a member of the Alliance & Leicester Pension Scheme ("the Scheme") subject to and upon the Trust Deed and Rules of the Scheme from time to time in effect. A contracting out certificate as defined by the Pension Schemes Act 1993 is in force in respect of the Executive's

employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the Trust Deed and Rules of the Scheme which are available for inspection on request. The main provisions are summarised in the Employee Booklet which is available on request and if there is any inconsistency between these documents, the Trust Deed and Rules will prevail.

5.2 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. In each calendar year (apart from the year in which the Executive's employment commences or terminates) the Executive will be expected to take at least 20 days holiday (including normal public holidays) to which he is entitled under the Working Time Regulations 1998. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with such scheme as the Board shall consider

appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the

Company as and when it deems necessary and the Executive hereby authorises the Board to have unconditional access to any such report.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or makes any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or not consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), subject to clause 8.8 the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date; or

(c) 15 months' basic salary at the rate applicable at the Termination Date if the Remuneration Committee considers appropriate in its absolute discretion (acting in good faith) taking full account of the circumstances giving rise to termination and the Executive's performance and behaviour; or

(d) 18 months' basic salary at the rate applicable at the Termination Date if the Company gives notice to terminate the Executive's employment within the period of six months immediately following a Change of Control

and in each case (excepting clause 8(2)(i)(a)) in addition the Company will pay a sum (less PAYE deductions) equivalent to the last annual bonus received by the Executive or, where no previous bonus has been received, such sum determined at the discretion of the Remuneration Committee (having reviewed the Executive's performance to the Termination Date); and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme referred to in clause 5.1 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) is calculated

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clauses 2.1 and 2.2, after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the London Stock Exchange plc that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control;

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised investment exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group

Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. COPYRIGHT

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the

Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. <u>RESTRICTIVE COVENANTS</u>

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" — any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied

by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from :-

(i) undertaking duties or activities which are materially different from those undertaken by the Executive during the Relevant Period in the performance of his duties hereunder; or

(ii) holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way continuing to be connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15. SHARE DEALINGS AND COMPLIANCE

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the Financial Services Authority and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. DATA PROTECTION

For the purposes of the Data Protection Act 1988 the Executive consents to the processing of all or any personal date (in manual, electronic or any other form) relevant to his employment, by the Company and/or any Group Company and/or any

agent or third party nominated by the Company and bound by a duty of confidentiality. Processing includes but is not limited to obtaining, recording, using and holding data and includes the transfer of data to any country either inside or outside the EEA.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company, on behalf of each of whom the Company enters into this Agreement as agent and trustee..

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

17.4 Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. In particular but without limitation the Redundancy Agreement set out in the Manual shall not apply to the Executive.

17.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	1st June 2002;
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;

"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;
"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the case of termination by the Company pursuant to clause 8.2 of this Agreement, the date of the notice given by the Company.

17.10 In construing this Agreement the clause headings shall be disregarded.

17.11 Any written notice to be given hereunder may be served :-

17.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

17.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

17.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

17.12 This Agreement shall be governed by and construed in accordance with the laws of England.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

b94(ii)

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....

Authorised Officer

EXECUTED AS A DEED by)
CHRISTOPHER STUART RHODES)
in the presence of :-)

T.A. Cotton

TINA ANN COTTON

76 SANVEY LANE
LEICESTER

SECRETARY

Alliance Leicester

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Strictly Private & Confidential

Mr J R Windeler
One St Albans Mansion
Kensington Court Place
London
W8 5QH

2nd September 2002

Dear Mr Windeler

Terms & Conditions of your employment as Chairman of Alliance & Leicester plc ("the Company")

On behalf of the Company, I am pleased to confirm your appointment as Chairman of the Company with effect from 1st June 2002 ("the Commencement Date") on the following terms :-

Definitions

1. In this Letter the following expressions shall, unless the context otherwise requires, have the following meanings :-

    Directorship means your role as a director of the Company with non-executive responsibilities;

    Board means the board of directors of the Company for the time being;

    Employment means your employment in accordance with the terms and conditions of this Letter;

    FSMA means the Financial Services and Markets Act 2000;

    Group Company means a subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985);

    Pension Scheme means the Alliance & Leicester Pension Scheme;

    Remuneration Committee means the remuneration committee of the Board for the time being;

    Termination Date means the date on which your appointment under this Letter terminates.

Role

2. From the Commencement Date you will act as a director with non-executive responsibilities. You will continue to be an employee of the Company but your terms and conditions of employment are hereby varied and this Letter (including the documents specifically referred to in it) contains the entire and only agreement between the Company or any Group Company and you and replaces all your previous terms and conditions of employment. Your period of continuous employment for statutory purposes commenced on 29th October 1999. In addition, your Directorship will be subject to the Company's Articles of Association.

3. This letter sets out the terms and conditions of both your Employment and Directorship.

Termination

4. The Directorship, subject to the provisions of the Company's Articles of Association including the Company's right to terminate at any time, will be for an initial period of three years although your appointment may be renewed on or prior to that date with both parties' agreement.

5. The Employment, subject to the provisions for early termination set out below, will terminate on 21st March 2003.

6. Notwithstanding the other provisions of this Letter, the Company shall be entitled to terminate the Employment at any time by giving you not less than three months' written notice. You shall be entitled to terminate the Employment at any time by giving the Company not less than three months' written notice.

7. The Company may in its absolute discretion at any time during the term of the Employment terminate the Employment by paying a sum in lieu of notice ("the Payment in Lieu") equal to the basic salary which you would have been entitled to receive under this Letter during the notice period referred to at clause 6 if notice had been given (or, if notice has already been given, during the remainder of the notice period). The Payment in Lieu shall be subject to such deductions as may be required by law and shall be made in full and final settlement of any claims you may have against the Company or any Group Company arising from the Employment or the termination thereof.

8. Upon termination of your Employment you shall, if the Company so requires :-

   a) resign, without claiming any compensation in respect thereof, from your Directorship and any other position in or office of the Company or any Group Company (including any directorship);

b) sign such documents and take such further action as is necessary or proper in connection with any resignations under paragraph 8a);

c) deliver to the Company any motor car provided to you together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in your possession or under your power or control;

d) deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in your possession or control and belong or relate in any way to the business of the Company or its subsidiaries or associated companies.

Duties

9. During the term of your Employment and/or Directorship you will be required to perform such duties consistent with your position as the Company may require, including, without limitation, the duties set out in Schedule 1 to this Letter.

10. During the term of your Employment and/or Directorship you shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote to your duties not less than 25 hours per week (excluding meal breaks).

Remuneration

11. You will be entitled to remuneration for your services as a Non-Executive Chairman of £350,000 per annum (less any necessary statutory deductions). This shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. Your remuneration will be reviewed annually by the Remuneration Committee at its absolute discretion.

Share Options

12. The Company acknowledges that you hold share options granted to you under the Company's Approved Company Share Option Scheme, Unapproved Company Share Option Scheme and Deferred Bonus Scheme (each a "Scheme" and together "the Schemes") and that during the term of your Employment you remain an Eligible Employee (as defined in the Schemes). You acknowledge that in view of your role as Chairman of the Company you will not be granted any further option or cash bonus under the Schemes.

Pension

13. You are entitled to continue to be a member of the Pension Scheme, to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and to be provided with further pension benefits and life assurance under an unfunded unapproved arrangement in respect of that part of your salary in excess of the earnings cap imposed pursuant to

Section 590(C) Income & Corporation Taxes Act 1988. A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Employment. Under the Pension Scheme the benefits payable to you and/or your dependants under the Pension Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the rules of the Pension Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request.

Expenses

14. In addition to the Remuneration described in paragraph 11 above, the Company shall reimburse you for all reasonable out of pocket expenses necessarily incurred in carrying out your duties.

15. The Company shall provide you with a motor car (or non-pensionable monthly remuneration supplement in lieu) to assist you in carrying out your duties during your Employment. The car shall be of an age or type which in the opinion of the Remuneration Committee is suitable to your role. The Company shall bear all the costs of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers Standing Instructions from time to time in force. A variable monthly car levy will be deducted from your remuneration as a condition of you being permitted to use the motor car for reasonable private purposes. You will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

16. In order to enable you to carry out the duties of your Directorship :

a) You will after consultation with the Board (and, if appropriate, jointly with any other non-executive directors of the Company whose interests are the same as yours), be entitled to seek external independent legal advice at the Company's expense.

b) You will be entitled to have the non-exclusive use of a chauffeured pool car.

Holidays

17. During the term of your Employment you shall be entitled to 20 days' (including bank and other public holidays) paid holiday in each year. The entitlement to holiday shall accrue pro rata during each calendar year. If you fail to take any part of your holiday entitlement in any calendar year you shall not be entitled to carry forward the unused part beyond 31 March of the following year nor shall you be entitled to claim payment in lieu thereof. Upon termination of your employment where you have taken more or less than your holiday entitlement a proportionate adjustment will be made in your final gross remuneration.

Medical Cover

18. The company shall effect a policy of medical insurance to provide private medical cover for you and your wife in the case of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to your continuing to be eligible to participate or benefit from the scheme.

Insurance

19. To the extent possible, the Company will use its reasonable endeavours to obtain appropriate director's and officer's liability insurance for your benefit during your appointment. Such insurance may not cover claims in which you are directly or indirectly interested as the claimant.

Other directorships and business interests

20. The Company recognises that you have other duties and business interests. Accordingly, you will be expected to notify the Board of any direct conflict of interest which may arise due to your duties as a director of the Company and any other duties or business interests which you currently have.

21. During the term of your Employment and/or Directorship you will consult with the Board prior to accepting any other (or further) directorships of publicly quoted companies.

Share Dealings and Compliance

22. You shall (and shall procure so far as you are able that your spouse and children (under the age of eighteen)) comply where relevant with every rule of law and every requirement, recommendation or regulation of the UK Listing Authority, Financial Services Authority and the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

23. Without prejudice to paragraph 22 , you shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the UK Listing Authority and the Financial Services Authority) and with all relevant legislation application for the time being (including without limitation the FSMA, regulations and codes of conduct under the FSMA and all legislation relating to the provision of financial services). You shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations, codes of conduct or legislation.

Confidentiality

24. You must apply the highest standards of confidentiality, and not disclose to any person or company (whether during the course of the Employment and/or

Directorship or at any time after their termination) nor obtain or seek to obtain any financial advantage direct or indirect from disclosure of any confidential information concerning the Company and any Group Companies with which you come into contact by virtue of your Employment or Directorship.

25. You must not either during your Employment and/or Directorship or after termination thereof without limit in point of time for your own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by you during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

Miscellaneous

26. This Letter shall be governed by and construed in accordance with the laws of England.

Please confirm your agreement to the above by signing and returning to me the enclosed duplicate of this Letter.

Yours sincerely

....

For and on behalf of Alliance & Leicester plc

Encl.

I have read and agree to the above terms regarding my Employment and/or Directorship under the terms of this Letter.

.... 2-9-02

John Robert Windeler [Date]

SCHEDULE 1

The Role of the Chairman

1. Managing the business of the Board and presiding over its meetings, ensuring that all Directors receive the information that is required for the proper performance of their duties.

2. Keeping under review, with the Board, the general progress and long term development of the Group, having responsibility for strategic direction of the Group and overseeing the development of the strategic and/or medium term plans, consistent with the primary objective of enhancing long term shareholder value.

3. Taking the lead on consolidation activities including mergers, acquisition and major strategic partnerships other than in the normal course of business.

4. Ensuring that the Corporate Governance of the Group is maintained in line with the policies agreed by the Board and taking due note of the requirements of regulators and opinions of shareholders.

5. Bringing to the Board, after appropriate consideration by the Nominations Committee, proposals for the appointment, retirement or removal of individuals as Directors of the Company whether Executive or Non-Executive, including the Chief Executive.

6. Recommending to the Board the composition of the Credit Policy Committee, Audit Committee, Remuneration Committee, and Nominations Committee and any other Committees that may be formed by the Board.

7. Ensuring after appropriate consideration by the Remuneration Committee that all members of the Board are appropriately rewarded.

8. Representing the Company and the collective views of the Board externally, overseeing the Group's public relations including relations with the Company's shareholders, Governments, other public organisations and the public generally.

9. Formulating with the support of the Board, and approving the social policy of the Company covering such matters as environmental policy, health and safety policy, community involvement and charitable donations. Ensuring such policies comply with legislative requirements.

10. Maintaining close contact with staff at all levels ensuring good two way communication to and from the Board.

11. Overseeing the bank's regulatory compliance.

File No. 82-4964

THIS AGREEMENT is made the 6th July 2000

BETWEEN :

(1) ALLIANCE & LEICESTER plc whose registered office is Carlton Park, Narborough, Leicester LE9 5XX ("the Company") and

(2) DAVID JONATHAN BENNETT of The Malthouse, Sheepscombe, Stroud, Gloucestershire GL6 7RG ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Company shall employ the Executive and the Executive shall serve the Company as Group Executive Director or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Company by not less than 12 months' written notice to the Executive;

(iii) this Agreement being terminated by the Company under clauses 8.1, 8.2 or otherwise pursuant to the terms below;

(iv) this Agreement being terminated by the Executive by not less than 6 months' written notice to the Company.

1.2 The Executive shall carry out duties for and/or accept appointment as a Director of the Company or any Group Company as the Board may require.

1.3 The Executive's continuous employment for statutory purposes commenced on 1st January 1999.

2. <u>DUTIES</u>

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Company's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Company and shall use his best endeavours to promote the interests of the Company and the Group.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at such place of business of the Company as the Board may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Company will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary with effect from the Commencement Date is £250,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to receive any additional remuneration for work performed outside the normal hours of the Company.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in its absolute discretion in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Company may pay to the Executive a non-contractual annual bonus in addition to his basic salary, such bonus not to exceed 70% of the Executive's annual basic salary for the time being. The payment of such bonus shall be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion of any bonus (not exceeding 25%) may at the discretion of the Remuneration Committee be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Company under the rules of any such schemes in force from time to time. If the Executive does participate, that participation will be voluntary and will not constitute a contractual entitlement under this Agreement or give rise to any rights or remedies against the Company or any Group Company. By participating the Executive will be deemed irrevocably to have waived any such entitlement, rights or remedies. In particular but without prejudice to the above, if the Executive's employment under this Agreement determines for any reasons and his options, rights or expectations (if any) under the relevant scheme lapse or are otherwise lost or altered pursuant to the rules

of the scheme, the Executive will not be entitled by way of damages for wrongful dismissal, or breach of contract, compensation for unfair dismissal or otherwise to any sum or other benefits to compensate him of any loss he may suffer as a result.

3.5 The Executive shall not be entitled to any director's fees or other remuneration in his capacity as a director of the Company or any Group Company.

4. <u>EXPENSES</u>

4.1 The Company shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the performance of his duties hereunder subject to his producing if so required vouchers or receipts for the same. Any company credit card supplied to the Executive by the Company shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Company shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Company shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Company's Drivers' Standing Instructions, as from time to time in force. A variable monthly car levy will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of fuel and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Company shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Company's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. PENSION AND OTHER BENEFITS

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. The benefits payable to the Executive and/or his dependants under the Scheme will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request.

5.2 Provided the Executive joins the Scheme he shall, in addition, be provided with further pension benefits under an unfunded unapproved arrangement in respect of that part of his salary in excess of the earnings cap imposed pursuant to Section 590(C) Income & Corporation Taxes Act 1988. Under the Scheme and the unfunded unapproved arrangement the Executive shall be entitled to a total pension at age 60 equivalent to 40/60ths of final pensionable salary (inclusive of any pension entitlements from previous employers). On leaving service prior to age 60, the deferred pension entitlement will assume that the 40/60 based entitlement would have accrued uniformly between 1st January 1999 and age 60.

5.3 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance cover whilst it is maintained by the Company and subject to the rules of the said scheme from time to time.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not

to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Company shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with such scheme as the Board shall consider appropriate. Coverage is subject to the rules of the scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

7.2 Subject to Clause 7.4 the Executive shall be entitled to be paid his basic salary in full and to continuation of his benefits hereunder during any period of incapacity during the term of this Agreement provided that the Company shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay.

7.3 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim, compromise, settlement or judgment made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Company such sum as the Board may determine which shall not exceed the lesser of :-

7.3.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgment less any costs in or in connection therewith or thereunder borne by the Executive and

7.3.2 the salary paid to the Executive in respect of the period of the incapacity.

7.4 For the avoidance of doubt the provisions of this Clause 7 will not prejudice or limit in any way the determination of this Agreement pursuant to Clause 1.1 or the Company's right to terminate this Agreement pursuant to Clause 8.1. The Executive's entitlement to Company sick pay under Clause 7.2 will cease on the date on which the Executive's employment determines.

7.5 The Company reserves the right to request the Executive to undergo a medical examination by the Company's medical adviser or by a doctor nominated by the Company as and when it deems necessary, and the Executive hereby authorises the Board to have unconditional access to any such report.

8. <u>TERMINATION</u>

8.1 Notwithstanding the provisions of Clause 1.1 the Company may terminate the Executive's employment hereunder by notice in writing immediately or at such later date as the Company may specify in any of the following events (notwithstanding that the Company may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement;

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Company;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Company or a company;

8.1.6 If he shall be prevented by illness (mental or physical) or otherwise from performing all or any of his duties hereunder for a total period of 225 working days or more (whether or note consecutive) in any period of 18 calendar months.

8.2. Without prejudice to the Company's right to terminate this Agreement pursuant to clauses 1.1(ii) or 8.1 or to require the Executive to serve out notice given pursuant to clauses 1.1(ii) or 1.1(iv) the Company may in its absolute discretion at any time during this Agreement terminate this Agreement immediately by written notice to the Executive. The Executive's employment will terminate on the Termination Date and within seven days of the Termination Date, in full and final settlement of all claims which the Executive has or may have against the Company or any Group Company or any director, employee or agent of the Company or any such company under or arising out of his employment with the Company or any such Company, the termination of his employment or otherwise (including without limitation the Executive's right to notice pursuant to clauses 1.1(ii) and 1.1(iv)), the Company will:-

(i) pay to the Executive a payment (less PAYE deductions) equivalent to :-

(a) basic salary at the rate applicable at the Termination Date for the unexpired part of any prior notice of resignation given by the Executive to the Company pursuant to clause 1.1(iv); or

(b) 12 months' basic salary at the rate applicable at the Termination Date; or

(c) 15 months' basic salary at the rate applicable at the Termination Date if the Remuneration Committee considers appropriate in its absolute discretion (acting in good faith) taking full account of the circumstances giving rise to termination and the Executive's performance and behaviour; or

(d) 18 months' basic salary at the rate applicable at the Termination Date if the Company gives notice to terminate the Executive's employment within the period of six months immediately following a Change of Control

and in each case (excepting clause 8(2)(i)(a)) in addition the Company will pay a sum (less PAYE deductions) equivalent to the last annual bonus received by the Executive or, where no previous bonus has been received, such sum determined at the discretion of the Remuneration Committee (having reviewed the Executive's performance to the Termination Date); and

(ii) procure that for the purposes of calculating the Executive's pension benefits under the Alliance & Leicester Pension Scheme and the Unfunded Unapproved Retirement Benefits Scheme referred to in clauses 5.1 and 5.2 of this Agreement, the Executive's pensionable service is extended by a period equivalent to the applicable number of months on which the payment referred to in clause 8.2(i) or 8.2(ii) is calculated

PROVIDED ALWAYS that the period on which the payment and the extension of pensionable service due under this clause 8.2 is calculated shall not exceed the period from the Termination Date to the Executive's 60th birthday and PROVIDED THAT if the Company terminates this Agreement pursuant to clause 8.1 or requires the Executive to serve notice given pursuant to clause 1.1(iv) this clause 8.2 will not apply and if the Company requires the Executive to serve notice given pursuant to clause 1.1(ii) then salary and benefits received during such notice period shall be deducted from any payment due under this clause 8.2.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Company or any Group Company:-

8.3.1 exclude the Executive from the premises of the Company and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Company at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdom or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Company or any Group Company until his employment hereunder has terminated.

8.4 On commencement of any period of exclusion pursuant to clause 8.3 the Executive will :

(i) deliver up to the Company in accordance with clause 8.7.3 all property belonging to the Company or any Group Company other than his company motor car which he may retain for the duration of leave; and

(ii) resign in accordance with clause 8.7.1 from all offices and appointments he holds in the Company and any Group Company.

8.5 During any period of exclusion pursuant to clause 8.3 the Executive will not be entitled to accrue holiday other than statutory holiday entitlement under the Working Time Regulations 1998. Any untaken holiday entitlement accrued or likely to accrue up to the Termination Date should be taken during the leave period. The Executive agrees to notify the Company of any day or days during the exclusion period when he will be unavailable due to holiday and will endeavour to agree convenient holiday dates in advance with the Board.

8.6 Any delay by the Company in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.7 Without prejudice to clause 8.9, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.7.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Company or any Group Company (including any directorship);

8.7.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.7.1;

8.7.3 the Executive shall deliver to the Company any motor car provided to him together with any documents or accessories relating thereto and any documents, materials, company credit cards or other items relating to the business or the property of the Company which may then be in his possession or under his power or control.

8.7.4 the Executive shall forthwith deliver up to the Company originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Company or its subsidiaries or associated companies.

8.8 If the Executive institutes or continues any proceedings in the Employment Tribunal, High Court, County Court or otherwise against the Company, any Group Company or any of their directors or employees for claims under or arising out of his employment with the Company, the termination of his employment or otherwise, the Executive will repay to the Company a sum equivalent to the net payment received by him after PAYE deductions pursuant to clause 8.2(i), the said amount being recoverable by the Company as a debt if not repaid (provided that the Executive will not be required to repay to the Company any more than he has received pursuant to clause 8.2(i)).

8.9 Without prejudice to clause 8.2 (which shall operate in full and final settlement of the Executive's claims as provided in clause 8.2) the termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Conflicts of Interest

Except as specified in this Agreement or with the prior written consent of the Company, the Executive shall not directly or indirectly become or continue to be engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Company, without the permission of the Board. The Executive shall not be precluded from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company. The Executive shall not during his employment hereunder have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Company or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

9.2 Confidentiality

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Company's business (and that of Group Companies) and that of the Company's customers and suppliers (and those of the Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Company or its Group Companies or to the general public and which if

disclosed will be liable to cause significant harm to the Company or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 the Executive shall not during the period of his employment with the Company:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Company or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Company (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Company or organisation except to those officials of the Company whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by him during employment with the Company or as a director of any Group Company relating to the private affairs or business of the Company or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. <u>PATENTS</u>

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or in any way affecting or relating to the business of the Company or any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Company and shall belong to and be the absolute property of the Company or such other person, firm, company or organisation as the Company may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Company apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Company absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Company may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Company the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Company thereto.

10.4 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. <u>COPYRIGHT</u>

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Company absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Company's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Company referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Company to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Company the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Company whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Relevant Customer" any person, firm, company or organisation who or which at any time during the Relevant Period is or was :-

(i) negotiating with the Company or a Relevant Group Company for the sale or supply of Relevant Products or Services; or

(ii) a client or customer of the Company or any Relevant Group Company for the

sale or supply of Relevant Products or Services; or

(iii) in the habit of dealing with the Company or any Relevant Group Company for the sale or supply of Relevant Products or Services

and in each case with whom or which the Executive was directly concerned or connected or of whom or which the Executive had personal knowledge during the Relevant Period in the course of his employment hereunder;

"Relevant Group Company"	a Group Company for which the Executive has performed services and/or had managerial responsibility in the Relevant Period;
"Relevant Period"	the period of 12 months immediately before the Termination Date.
"Relevant Products or Services"	products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied by the Company or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Company's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of six months from the Termination Date be engaged, concerned or interested in, or provide technical, commercial or professional advice to, any other business which supplies products or services in the United Kingdom in competition with the Company or any Relevant Group Company provided that this restriction does not apply to prevent the Executive from holding shares or other securities in any company which is quoted, listed or otherwise dealt in on a recognised investment exchange or other securities market and which confer not more than 1% of the votes which could be cast at a general meeting of such company;

12.2.2 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company canvass, solicit or approach or cause to be canvassed, solicited or approached any Relevant Customer for the sale or supply of Relevant Products or Services or endeavour to do so; or

12.2.3 for a period of six months from the Termination Date so as to compete with the Company or any Relevant Group Company deal or contract with any Relevant Customer in relation to the sale or supply of any Relevant Products or Services or endeavour to do so.

12.3 For the purposes of clause 12.2.1 only the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Company under clause 8.3 during the period of notice.

12.4 In connection with a business the same as or similar to that carried on by the Company or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a

period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Company or any Group Company any employee, agent or director of the Company or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Company or any Group Company) where that person :-

12.4.1 has been a senior or highly skilled employee or agent or a director of the Company or any Group Company during the Relevant Period; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Company or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Company or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Company or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE COMPANY

13.1 The Executive hereby irrevocably appoints the Chairman for the time being authorised by the Company to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging the obligations of the Executive under clause 8.4, 8.7.1, 8.7.2, 10.3 and 11.3 of this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Company in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Company or on or in connection with the sale by the Company of any Group Company or on or by reason of the liquidation of the Company for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Company as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Chairman of the Company. In the event of the Executive not being satisfied with the decision of the Chairman he may apply in writing to the Company's Board of Directors to review such decision whose decision will be final.

15.1 The Executive shall (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall comply where relevant with every rule of law, every regulation of the London Stock Exchange and every requirement, recommendation or regulation of the Company from time to time in force in relation to dealing with shares, debentures or other securities of the Company or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

15.2 Without prejudice to clause 15.1, the Executive shall comply with the rules and regulations for the time being of the Company, any relevant regulatory authority (including without limitation the Bank of England, the London Stock Exchange and the Financial Services Authority) and with all relevant legislation applicable for the time being (including without limitation the Financial Services and Markets Act 2000 and all legislation relating to the provision of financial services). The Executive shall not do or omit to do anything which would or might cause the Company to breach any such rules, regulations or legislation.

16. MISCELLANEOUS

16.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company, on behalf of each of whom the Company enters into this Agreement as agent and trustee.

16.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

16.3 The Executive authorises the Company to deduct from his remuneration all debts of any kind which may become owed by him to the Company or any Group Company.

16.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. Both the Company and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

16.5 This Agreement (including the documents specifically referred to in it) contains the entire and only agreement and will govern the relationship between the Company and the Executive from the Commencement Date in substitution for all previous agreements and arrangements whether written, oral or implied between the Company or any Group Company and the Executive relating to the services of the Executive all of which will be deemed to have terminated by consent with effect from the Commencement Date.

16.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

16.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

16.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

16.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Company for the time being;
"Change of Control"	a change of control occurs when an offer having been made to all the holders of the equity share capital of the Company or such shareholders other than the offeror and/or any company controlled by the offeror and or persons acting in concert with the offeror to acquire the whole of the equity share capital of the Company, all conditions attached to such offer having been fulfilled;
"the Commencement Date"	6th July 2000
"Group Company"	any subsidiary undertaking for the time being of the Company such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"PAYE deductions"	deductions made to comply with or meet any liability of the Company to account for tax pursuant to Section 203 of the Income and Corporation Taxes Act 1988 or any obligation to make a deduction in respect of national insurance contributions;
"Remuneration Committee"	the remuneration committee of the Board for the time being
"Termination Date"	the date on which the Executive's employment under this Agreement terminates and, in the

case of termination by the Company pursuant to clause 8.2 of this Agreement, the date of the notice given by the Company.

16.10 In construing this Agreement the clause headings shall be disregarded.

16.11 Any written notice to be given hereunder may be served :-

16.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

16.11.2 in the case of the Company by leaving it with or posting it to the Secretary at its registered office;

16.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

16.12 This Agreement shall be governed by and construed in accordance with the laws of England.

16.13 The Company is entering into this Agreement for itself as agent for the trustee of all Group Companies and is duly authorised to do so. The parties intend that each Group Company, including without limitation each Relevant Group Company, should be able, subject to and in accordance with the Contracts (Rights of Third Parties) Act 1999, to enforce in its own right the terms of this Agreement which expressly or impliedly confer a benefit on that company. No other third party may enforce this Agreement.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER plc)
acting by :-)

....

Authorised Officer

EXECUTED AS A DEED by)
DAVID JONATHAN BENNETT)
in the presence of :-)

Witness MRS J Ord
Name 12 Willow Park Drive
Address Wigston Fields
Leicester
LE18 1EB

Occupation Treasury Credit Analyst

cc: JH

Alliance Leicester

Alliance & Leicester plc
49 Park Lane London W1Y 4EQ
Telephone 020 7629 6661
Fax 020 7408 1399
http://www.alliance-leicester.co.uk

RECEIVED
2005 JUL 15 A 9:

File No. 82-4964

Personal – to be opened by addressee only

Mr M McTighe
CEO Global Operations
Cable & Wireless plc
124 Theobald's Road
London
WC1X 8RX

30 May 2000

Dear Mike,

I am delighted to confirm that at a meeting of the Group Board of Alliance & Leicester plc, your appointment as a non-executive director of the Company with effect from 1st June 2000 was approved.

In the absence of a formal service contract (which would be incompatible with the "independence" required from a non-executive director) the Group Board has adopted the recommendations of both the Institute of Directors and the Cadbury Committee as to the desirability of a "letter of understanding" (which has no contractual force) being given to new appointees setting out the terms of their appointment.

This letter therefore sets out the basic terms that will be applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial three year period. Your initial appointment would be for three years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £31,350 per annum payable (after tax and national insurance deductions as appropriate) on or about the fourteenth day of each month. (Payment is made to the credit of a director's bank or building society account and advice is sent to the home address at the time of payment). Payment ceases immediately if an appointment ends for any reason.

3. Duties

New directors receive a Directors' Information Pack, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Modest additional fees are paid for membership of committees (up to £1,000, and up to £2,000 for membership plus chairmanship of a Committee). From time to time, a director may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

4. Potential Conflicts of Interest

In order to avoid the possibility of conflicts of interest arising as a result of a director taking up a directorship with another company the Board has agreed that consent should be sought from me in the first instance. If after consultation with the Group Secretary & Chief Solicitor I feel there is the potential for a conflict of interest then the matter is referred to the Board Nomination Committee.

5. Directors and Officers Liability Insurance

Directors and Officers Liability Insurance cover (current limit £20m) is maintained at the expense of the Company. Further details can be found in the Director's Information Pack.

6. Reimbursement of Expenses

Non-executive Directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in Section 5 of the Director's Information Pack. Expenses claim reimbursement forms are available from our Park Lane office.

7. Shareholding Qualification

Under the Articles of Association Directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that Directors should voluntarily increase the minimum shareholding to 500 shares has been accepted by the Group Board.

8. Board Meeting Dates

Annex 1 contains a list of Group Board Meeting dates in 2000.

9. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code.

10. Induction Programme

Annex 2 contains details of a programme to assist directors in understanding the role of a director of the Company and the dynamics of the Group's business.

11. Branch Visits

It is expected that directors dedicate at least two days a year to branch visits. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff.

I look forward to working with you.

Yours sincerely

John R Windeler
Executive Chairman

Alliance Leicester

Alliance & Leicester plc
49 Park Lane London W1Y 4EQ
Telephone 020 7629 6661
Fax 020 7408 1399
http://www.alliance-leicester.co.uk

RECEIVED
2005 JUL 15 A 9:

File No. 82-4964

Personal
The Honourable David Brougham
Folly House
Bampton
Oxon
OX18 2JH

SEC MAIL PROCESSING RECEIVED JUL 1 4 2005 WASH. DC 160 SECTION

3 May 2000

Dear David,

I am pleased to enclose a formal letter of appointment following our Group Board meeting yesterday. Julian Hepplewhite, our Company Secretary and Group Chief Solicitor, will be writing to you separately with the legal documentation for this appointment.

In the next few days I hope to send you a list of key people you may wish to meet as part of your 'induction programme' and hopefully you will be able to undertake some visits over the coming months.

Meanwhile, I am delighted to welcome you to the Group and look forward to working with you. If you have any queries, please do not hesitate to contact me.

With kind regards,

Yours sincerely

John

John R Windeler
Executive Chairman

Alliance & Leicester plc
49 Park Lane London W1Y 4EQ
Telephone 020 7629 6661
Fax 020 7408 1399
http://www.alliance-leicester.co.uk

Personal
The Honourable David Brougham
Folly House
Bampton
Oxon
OX18 2JH

3 May 2000

Dear David,

I am delighted to confirm that a meeting of the Group Board of Alliance & Leicester plc yesterday approved your appointment as a non-executive director of the Company with effect from 8th May 2000.

In the absence of a formal service contract (which would be incompatible with the "independence" required from a non-executive director) the Group Board has adopted the recommendations of both the Institute of Directors and the Cadbury Committee as to the desirability of a "letter of understanding" (which has no contractual force) being given to new appointees setting out the terms of their appointment.

This letter therefore sets out the basic terms that are applicable following confirmation of your appointment :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company will be subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial three year period. Your initial appointment would be for three years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

2. Remuneration and Benefits

Board fees are currently £31,350 per annum payable (after tax and national insurance deductions as appropriate) on or about the fourteenth day of each month. (Payment is made to the credit of a director's bank or building society account and advice is sent to the home address at the time of payment). Payment ceases immediately if an appointment ends for any reason.

3. Duties

New directors receive a Directors' Information Pack, which contains important details of the statutory and other duties of a Bank Director. These include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which a director may be asked to serve. Modest additional fees are paid for membership of committees (up to £1,000, and up to £2,000 for membership plus chairmanship of a Committee). From time to time, a director may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

4. Potential Conflicts of Interest

In order to avoid the possibility of conflicts of interest arising as a result of a director taking up a directorship with another company the Board has agreed that consent should be sought from me in the first instance. If after consultation with the Group Secretary & Chief Solicitor I feel there is the potential for a conflict of interest then the matter is referred to the Board Nomination Committee.

5. Directors and Officers Liability Insurance

Directors and Officers Liability Insurance cover (current limit £20m) is maintained at the expense of the Company. Further details can be found in the Director's Information Pack.

6. Reimbursement of Expenses

Non-executive Directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in Section 5 of the Director's Information Pack. Expenses claim reimbursement forms are available from our Park Lane office.

7. Shareholding Qualification

Under the Articles of Association Directors are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that Directors should voluntarily increase the minimum shareholding to 500 shares has been accepted by the Group Board.

8. Board Meeting Dates

Annex 1 contains a list of Group Board Meeting dates in 2000.

9. Share Dealing Code

Directors are required to comply with the Alliance & Leicester Share Dealing Code.

10. Induction Programme

Annex 2 contains details of a programme to assist directors in understanding the role of a director of the Company and the dynamics of the Group's business.

11. Branch Visits

It is expected that directors dedicate at least two days a year to branch visits. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff.

In the next few days I hope to send you a list of key people you may wish to meet as part of your 'induction programme'. Although I fully appreciate that your executive commitments may restrict the time you have available, hopefully you will be able to select a few areas of interest for visits over the coming months.

Meanwhile, I am delighted to welcome you to the Group and look forward to working with you. If you have any queries, please do not hesitate to contact me.

Yours sincerely

John

John R Windeler
Executive Chairman

Alliance Leicester

Alliance & Leicester plc
49 Park Lane London W1Y 4EQ
Telephone 0171 629 6661
Fax 0171 408 1399
http://www.alliance-leicester.co.uk

File No. 82-4964

PERSONAL
Mr M J Allen
Middleton Hall
Mendham
Suffolk
IP20 0NR

Dear Michael

15 December 1999

I am very pleased to confirm that the Group Board of Alliance & Leicester plc has approved your appointment as a non-executive director of the Company with effect from 1 January 2000.

My colleagues and I look forward to welcoming you to your first Board Meeting on Thursday 27th January 2000.

In the absence of a formal service contract (which would be incompatible with the "independence" required from a non-executive director) the Group Board has adopted the recommendations of both the Institute of Directors and the Cadbury Committee as to the desirability of a "letter of understanding" (which has no contractual force) being given to new appointees setting out the terms of their appointment.

This letter therefore sets out the basic terms, details of which are as follows :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial three year period. Your initial appointment is for three years. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Remuneration Committee.

2. Remuneration and Benefits

Your Board fees will be £31,350 per annum payable (after tax and national insurance deductions as appropriate) on or about the fourteenth day of each month. (Payment is made to the credit of your bank or building society account and advice is sent to your home address at the time of payment). Payment will cease immediately if your appointment ends for any reason.

3. Duties

You will receive a Directors' Information Pack, which contains important details of the statutory and other duties of a Bank Director. Your responsibilities will include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which you may be asked to serve. Modest additional fees are paid for membership of committees (up to £1,000, and up to £2,000 for membership plus chairmanship of a Committee). From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

4. Potential Conflicts of Interest

In order to avoid the possibility of conflicts of interest arising as a result of a director taking up a directorship with another company the Board has agreed that consent should be sought from me in the first instance. If after consultation with the Group Secretary & Chief Solicitor I feel there is the potential for a conflict of interest then the matter is referred to the Board Nomination Committee.

5. Directors and Officers Liability Insurance

Directors and Officers Liability Insurance cover (current limit £20m) is maintained at the expense of the Company. Further details can be found in your Director's Information Pack.

6. Reimbursement of Expenses

Non-executive Directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in Section 5 of the Director's Information Pack. Expenses claim reimbursement forms are available from our registered office at Park Lane.

7. Shareholding Qualification

Under the Articles of Association as a Director you are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that Directors should voluntarily increase the minimum shareholding to 500 shares was agreed by the Group Board.

8. Board Meeting Dates

   Annex 1 contains a list of Group Board Meeting dates.

9. Share Dealing Code

   You will be required to comply with the Alliance & Leicester Share Dealing Code.

10. Press Release

    Our Corporate Communications Department will contact you to agree the form of a press release concerning your appointment (since released).

The Company's Secretary, Mr Julian Hepplewhite, will be writing to you in due course with various forms that require to be completed for regulatory purposes.

I very much look forward to working with you again.

Yours sincerely

John R Windeler
Executive Chairman

ALLIANCE LEICESTER

Alliance & Leicester plc
49 Park Lane London W1Y 4EQ
Telephone 0171 629 6661
Fax 0171 408 1399
File No. 82-4964

PERSONAL
Mr P Barton
3 Aubrey Road
London
W8 7JJ

Date: 13th May 1998

Our Ref: LAW/JH/EK

Your Ref:

Dear Peter

I am very pleased to confirm that the Group Board of Alliance & Leicester plc has approved your appointment as a non-executive director of the Company with effect from 13th May 1998.

My colleagues and I look forward to welcoming you to your first Board Meeting on 28th May 1998.

In the absence of a formal service contract (which would be incompatible with the "independence" required from a non-executive director) the Group Board has adopted the recommendations of both the Institute of Directors and the Cadbury Committee as to the desirability of a "letter of understanding" (which has no contractual force) being given to new appointees setting out the terms of their appointment.

This letter therefore sets out the basic terms, details of which are as follows :-

1. Period of Appointment

As you know your appointment as a non-executive director of the Company is subject to the provisions of the Companies Act 1985, general law and the Company's Articles of Association.

Appointment periods are at the absolute discretion of the Board and are usually for an initial three year period. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Remuneration Committee.

2. Remuneration

Your Board fees will be £27,400 per annum payable (after tax and national insurance deductions as appropriate) on or about the fourteenth day of each month. (Payment is made to the credit of your bank or building society account and advice is sent to your home address at the time of payment). Payment will cease immediately if your appointment ends for any reason.

3. Duties

You will receive a Directors' Information Pack, which contains important details of the statutory and other duties of a Bank Director. Your responsibilities will include attending at and contributing to meetings of the Group Board, as well as attendance at those Group Board Committees upon which you may be asked to serve. Modest additional fees are paid for membership of committees (up to £1,000, and up to £2,000 for membership plus chairmanship of a Committee). From time to time, you may also be asked to represent the Company at meetings or functions organised by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has consulted the Group Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice. This provision has been included in the Board's Standing Orders following the recommendations of the Cadbury Committee.

4. Potential Conflicts of Interest

In order to avoid the possibility of conflicts of interest arising as a result of a director taking up a directorship with another company the Board has agreed that consent should be sought from me in the first instance. If after consultation with the Group Secretary & Chief Solicitor I feel there is the potential for a conflict of interest then the matter is referred to the Board Nomination Committee.

5. Directors and Officers Liability Insurance

Directors and Officers Liability Insurance cover (current limit £20m) is maintained at the expense of the Company. Further details can be found in your Director's Information Pack.

6. Reimbursement of Expenses

Non-executive Directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Board. Further details regarding the reimbursement of such expenses appears in Section 5 of the Director's Information Pack. Expenses claim reimbursement forms are available from our registered office at Park Lane.

7. Shareholding Qualification

Under the Articles of Association as a Director you are required to hold a minimum of 250 shares. The Remuneration Committee's recommendation that Directors should voluntarily increase the minimum shareholding to 500 shares was agreed by the Group Board.

8. Board Meeting Dates

Annex 1 contains a list of Group Board Meeting dates.

9. Share Dealing Code

You will be required to comply with the Alliance & Leicester Share Dealing Code.

10. Induction Programme

Annex 2 contains details of a programme to assist you in understanding the role of a director of the Company and the dynamics of the Group's business.

11. Branch Visits

It is expected that you will dedicate at least two days a year to branch visits. These offer an opportunity to see the business at first hand and to promote the image of the Group and the morale of staff. Annex 3 provides further information on the subject of branch visits.

12. Press Release

Our Corporate Affairs Department has contacted you to agree the form of a press release concerning your appointment.

The Company's Secretary, Mr Julian Hepplewhite, will be writing to you with further background information which I hope you will find helpful.

I look forward to working with you.

Yours sincerely

Simon Everard
Chairman

File No. 82-4964

THIS AGREEMENT is made the 11th March 1997

BETWEEN :

(1) ALLIANCE & LEICESTER BUILDING SOCIETY whose chief office is 49 Park Lane, London W.1. ("the Society") and

(2) RICHARD ALAN PYM
Hertfordshire, AL9 7AF ("the Executive").

IT IS AGREED as follows:-

1. TERM JOB TITLE AND NOTICE

1.1 The Society shall employ the Executive and the Executive shall serve the Society as Group Finance Director or in such other appointment as the Board may from time to time direct (such other appointment not to be of lower status than the Executive's original appointment under this Agreement) on and from the Commencement Date, until the earliest of :-

(i) the Executive reaching normal retirement age at age 60;

(ii) this Agreement being terminated by the Society by not less than 24 months written notice to the Executive;

(iii) this Agreement being terminated by the Society under clauses 8.1 or 8.2 below;

(iv) this Agreement being terminated by the Executive by not less than 6 months written notice to the Society.

1.2 The Executive shall accept appointment as a Director of the Society or any Group Company as the Board may require and shall offer his resignation as such Director

with effect from his normal retirement age at the age of 60 or in the event of the termination of his full-time employment with the Society for whatever reason before that age.

1.3 The Executive's continuous employment for statutory purposes commenced on 23 November 1992.

2. <u>DUTIES</u>

2.1 The Executive shall exercise and perform such powers and duties as the Board may from time to time vest in or assign to him and he shall comply with all reasonable directions made by the Board or its authorised representatives.

2.2 During the period of this Agreement the Executive shall (except when prevented from doing so by illness, accident or holiday as provided below or save as may otherwise be agreed) devote the whole of his time, attention and abilities during the Society's normal business hours and in so far as is reasonable having regard to the nature of his appointment at other times when necessary to the business of the Society and shall use his best endeavours to promote the interests of the Society.

2.3 The Executive shall keep such accounts and records and shall make such returns as the Board may reasonably require in connection with his employment.

2.4 The Executive shall perform his duties at the registered office of the Society and/or at such other place of business of the Society as the Society may require and the Executive shall maintain a place of residence within such radius of his main place of work in the United Kingdom as shall enable him to discharge his duties under this Agreement. The Society will pay reasonable relocation costs in connection with any necessary change of the Executive's place of residence in order to comply with his obligations under this clause.

3. REMUNERATION

3.1 The Executive's salary as at the Commencement Date shall be £220,000 per annum. The salary shall be deemed to accrue from day to day and shall be payable monthly on the 14th day of each month. The Executive shall not be entitled to receive any additional remuneration for work performed outside the normal hours of the Society.

3.2 The rate of the Executive's salary shall be reviewed by the Remuneration Committee in June of each year. Any increase in the rate of salary shall commence from the 1st day of July next following the review.

3.3. At the absolute discretion of the Remuneration Committee the Society may pay to the Executive a non-contractual annual bonus in addition to his basic salary, such bonus not to exceed 40% of the Executive's annual basic salary for the time being. The payment of such bonus may be subject to the achievement of such performance criteria as the Remuneration Committee may set. The payment of any bonus in any one or more years shall not imply any right of the Executive to any bonus in any subsequent years. A proportion (not exceeding 25%) of any bonus may at the discretion of the Remuneration Committee be met in the form of shares on a deferred basis.

3.4 Subject to the approval of the Remuneration Committee, the Executive may be entitled to participate in a share option scheme or schemes of the Society under the rules of any such schemes in force from time to time.

3.5 The Executive shall not be entitled to any director's fees in his capacity as a director of the Society or any Group Company.

4. EXPENSES

4.1 The Society shall reimburse the Executive for any travelling, subsistence, entertainment and other expenses properly and necessarily incurred by him in the

performance of his duties hereunder subject to his producing if so required to do vouchers or receipts for the same. Any company credit card supplied to the Executive by the Society shall be used solely for expenses incurred by him in the performance of his duties hereunder.

4.2 The Society shall provide the Executive with a motor car to assist him in carrying out his duties hereunder. The car shall be of an age and type which in the opinion of the Remuneration Committee is suitable to the Executive's appointment. The Society shall bear all the cost of licensing, insuring, repairing, servicing and running the car. The use of the car shall be governed by the Society's Drivers' Standing Instructions, as from time to time in force. A monthly car levy (currently at the level applying to the Executive immediately prior to the Commencement Date) will be deducted from salary as a condition of the Executive being permitted to use the motor car for reasonable private purposes. The Executive will be expected to meet the cost of petrol and oil when the vehicle is used for holiday travel outside the United Kingdom.

4.3 The Society shall pay the cost of installing and maintaining suitable burglar alarms/panic buttons at the Executive's private residence (and at any second residence) in the interests of security and the protection of the Society's papers and confidential information. The cost of installation shall not exceed £5,000 and maintenance costs must be reasonable.

5. <u>PENSION AND OTHER BENEFITS</u>

5.1 The Executive shall be entitled to join the Alliance & Leicester Pension Scheme ("the Scheme"). A contracting out certificate as defined by the Social Security Pensions Act 1975 is in force in respect of the Executive's employment. On joining the Scheme the benefits payable to the Executive and/or his dependants under the Scheme including life assurance benefits, will be calculated in accordance with the normal provisions applicable to ordinary members. Detailed provisions are set out in

the rules of the Scheme which are available for inspection on request. The main provisions are set out in the Employee Booklet which is available on request. The Executive's employee contributions to the Scheme shall be paid at the Society's expense.

5.2 Having joined the Scheme the Executive shall, in addition, be provided with further benefits under an unapproved arrangement on the same basis as provided to the Executive prior to the Commencement Date.

5.3 During the Executive's employment the Executive will be entitled to participate in the Group's scheme relating to life insurance subject to the rules of the said scheme from time to time and to the Executive (and where appropriate the Executive's family) continuing to be eligible to participate in or benefit from the scheme.

6. HOLIDAYS

The Executive shall be entitled in addition to bank and other public holidays to 31 working days' paid holiday in each year commencing on 1st January in each year (of which not more than 15 working days may be consecutive without specific agreement) to be taken at such times as are approved by the Board (such approval not to be unreasonably withheld). The entitlement to holiday shall accrue pro rata during each calendar year. If the Executive shall fail to take any part of his holiday entitlement in any calendar year he shall not be entitled to carry forward the unused part beyond 31st March of the following year nor shall he be entitled to claim payment in lieu thereof. Upon termination of the Executive's employment where he shall have taken more or less than his holiday entitlement a proportionate adjustment will be made in his final gross pay.

7. ILLNESS AND DISABILITY

7.1 The Society shall effect a policy of medical insurance to provide private medical care for the Executive and his wife and dependent children under 21 years of age in the event of illness or injury with Private Patients Plan or such other similar scheme as the Board shall consider appropriate.

7.2 The Society shall effect a policy of permanent health insurance to provide insurance cover for the Executive in the event of permanent disablement during the term of this Agreement, such insurance to be arranged either through the Scheme or with such insurer as the Board may consider appropriate.

7.3 Without prejudice to Clause 8 the Executive shall be entitled to be paid his basic salary in full during any period of incapacity during the term of this Agreement provided that the Society shall be entitled to set off against the Executive's salary the amount of any statutory sick pay to which the Executive may be entitled while he is on full pay and the amount of any benefits which the Executive may receive during such time under the permanent health insurance policy effected by the Society.

7.4 If incapacity shall be or appear to be occasioned by the actionable conduct of a third party in respect of which damages are or may be recoverable the Executive shall forthwith notify the Board of that fact and of any claim compromise settlement or judgement made or awarded in connection therewith and shall give to the Board all such particulars of such matters as the Board may reasonably require and shall if so required by the Board refund to the Society such sum as the Board may determine which shall not exceed the lesser of :-

7.4.1 the amount of damages recovered by the Executive in respect of loss of earnings under such compromise settlement or judgement less any costs in or in connection therewith or thereunder borne by the Executive and

7.4.2 the Salary/Remuneration paid to the Executive in respect of the period of the incapacity.

7.5 The Society reserves the right to request the Executive to undergo a medical examination by the Society's medical adviser or by a doctor nominated by the Society as and when it deems necessary.

8. TERMINATION

8.1 Notwithstanding the provisions of Clause 1.1 the Society may determine the Executive's employment hereunder by notice in writing forthwith or at such later date as the Society may specify in any of the following events (notwithstanding that the Society may on a former occasion have waived its rights under this clause):-

8.1.1 if the Executive shall commit any material or persistent breach of any part of this Agreement (and in the case of a persistent breach having been warned and having refused or failed to remedy any such breach);

8.1.2 if he shall be guilty of gross misconduct or gross incompetence in the performance of his duties hereunder or shall do or omit to do any other act which is materially prejudicial to the interests of the Society;

8.1.3 if he shall be convicted of any criminal offence other than a minor motoring offence or any other offence which does not in the reasonable opinion of the Board affect his position hereunder;

8.1.4 if he shall become bankrupt or shall enter into or make any arrangement or composition with or for the benefit of his creditors generally;

8.1.5 if he shall become prohibited by law from being a director of the Society or a company;

8.1.6 if he shall become of unsound mind or become a patient under the Mental Health Act 1983 or any statutory modification or re-enactment thereof (but without prejudice to his entitlement under clause 7.2);

8.1.7 if he shall be prevented by illness or otherwise from performing all or any of his duties hereunder for a consecutive period of 225 working days or more. Provided that if the Executive shall become permanently disabled through illness or accident the Society will retain the Executive as an employee during the period of his disability but he shall be relieved of his duties and shall not be entitled to compensation for termination of employment or loss of office nor shall he have any other claim under this Agreement but he will be entitled to the benefits under the said permanent health insurance arrangements.

8.2 Without prejudice to clause 8.1 the Society may at its absolute discretion terminate this Agreement forthwith by written notice to the Executive and payment of a lump sum ("the Termination Payment") to the Executive in relation to which the following provisions shall apply:-

8.2.1 such termination may take place at any time during the term of this Agreement prior to any other notice to terminate this Agreement being given by the Society;

8.2.2 the Termination Payment shall be calculated as the amount of the basic salary (after deduction of tax and any other deductions which the Society may be obliged or entitled to make) which the Executive would otherwise have been entitled to receive during the Calculation Period;

8.2.3 for the purpose of this clause 8.2, the Calculation Period shall be the lesser of:-

(i) 18 months from the date of termination (unless the Executive shall be aged 55 or over in which case it shall be a period of 24 months from the date of termination); or

(ii) the period from the date of termination to the date of the Executive's 60th birthday;

8.2.4 during the Calculation Period the pension benefits to which the Executive is entitled under this Agreement shall continue to be provided by the Society;

8.2.5 compliance by the Society with this clause 8.2 shall be in full and final settlement of all or any claims (but not any accrued rights) which the Executive has or may have against the Society, any Group Company or any director, employee or agent of the Society or any Group Company arising out of the Executive's employment with the Society or any Group Company or its termination

8.2.6 Such termination of this Agreement shall not prejudice any express or implied obligations of, or restrictions on, the Executive under this Agreement relating to any period after termination of his employment.

8.3 Without prejudice to clause 2 after notice of termination has been given by either party pursuant to clause 1.1 and provided that the Executive continues to be paid and receives his full contractual benefits until his employment terminates in accordance with the terms of this Agreement, the Board may in its absolute discretion without breaking the terms of this Agreement or giving rise to any claim against the Society or any Group Company:-

8.3.1 exclude the Executive from the premises of the Society and/or any Group Company; and

8.3.2 require him to carry out specified duties for the Society at premises other than those referred to in clause 2.4 (but at a place within a radius of 50 miles of the Executive's main place of work within the United Kingdome or at his home) or to carry out no duties;

8.3.3 announce to employees, suppliers, customers and the Stock Exchange that he has been given notice of termination or has resigned (as the case may be);

8.3.4 instruct the Executive not to communicate orally or in writing with suppliers, customers, employees, agents or representatives of the Society or any Group Company until his employment hereunder has terminated.

8.4 If clause 8.3 applies, the Board may consent to any reasonable request by the Executive to carry out work or take up an employment or engagement which will not contravene the provisions of clause 12 and in the event that such consent is given the Executive's employment shall be terminated on the date of such consent.

8.5 Any delay by the Society in exercising its rights to terminate under clauses 8.1, 8.2 or 8.3 shall not constitute a waiver thereof.

8.6 Without prejudice to clause 8.7, upon termination of his employment under clause 1.1, 8.1, 8.2 or 8.4 or howsoever otherwise arising:

8.6.1 the Executive shall also resign, without claiming any compensation in respect thereof, from any position in or office of the Society or any Group Company (including any directorship);

8.6.2 the Executive shall sign such documents and take such further action as is necessary or proper in connection with any resignations under clause 8.6.1;

8.6.3 the Executive shall deliver to the Society any motor car provided to him together with any documents or accessories relating thereto and any

documents, materials, company credit cards or other items relating to the business or the property of the Society which may then be in his possession or under his power or control.

8.6.4 the Executive shall forthwith deliver up to the Society originals and copies of all statistics, documents, accounts, records and papers, computer disks and printouts and all other property of any kind which may be in his possession or control and belong to or relate in any way to the business of the Society or its subsidiaries or associated companies.

8.7 The termination of the Executive's employment under the terms of this Agreement shall not affect such of the provisions of this Agreement as expressly or impliedly operate or have effect thereafter and shall not prejudice any right of action already accrued to either party in respect of any breach of any terms of this Agreement by the other party.

9. LIMITATIONS

9.1 Except as specified in this Agreement or with the prior written consent of the Society, the Executive shall not become directly or indirectly engaged or interested in any way in any other business, trade or occupation whatsoever during his employment hereunder and during such period the Executive shall not engage in or become involved with any public or private work or organisation including (but without prejudice to the generality) any judicial office or involvement with local government or a political party which would prejudice his ability to fulfil his duties to the Society, without the permission of the Board save that nothing herein contained shall preclude the Executive from being interested as a member or debenture holder or as a beneficial owner of any stock shares or debentures in any company provided that such shares or debentures are listed or dealt in on any recognised Stock Exchange and do not represent more than four per centum of the total share or loan capital from time to time in issue in such company.

9.2 CONFIDENTIALITY

9.2.1 The Executive acknowledges that in the ordinary course of his employment hereunder he will be exposed to information about the Society's business (and that of Group Companies) and that of the Society's customers (and that of customers of Group Companies) which amounts to a trade secret, is confidential or is commercially sensitive and which may not be readily available to others engaged in a similar business to that of the Society or its Group Companies or to the general public and which if disclosed will be liable to cause significant harm to the Society or its Group Companies.

9.2.2 Without prejudice to clauses 9.2.3 or 9.2.6 and subject to Clause 9.2.3 the Executive shall not during the period of his employment with the Society:-

(i) sell or seek to sell to anyone information acquired by him in the course of his employment with the Society or as a director of any Group Company; or

(ii) obtain or seek to obtain any financial advantage direct or indirect from disclosure of such information.

9.2.3 The Executive shall not either during his employment hereunder or after termination thereof without limit in point of time for his own purposes or for any other purposes other than those of the Society (for whatever reason and in whatever manner) use or divulge or communicate to any person, firm, Society or organisation except to those officials of the Society whose province it is to know the same any secret or confidential information or information constituting a trade secret acquired or discovered by his employment with the Society or as a director of any Group Company relating to the private affairs or business of the Society or Group Companies or their customers, management or members or shareholders.

9.2.4 For the purposes of this Clause and by way of illustration and not limitation information will prima facie be secret and confidential if it relates to:-

(i) research and development;

(ii) customers and details of their particular requirements;

(iii) costings, profit margins, discounts, commissions, rebates and other financial information;

(iv) marketing strategies and tactics; or

(v) the development of new products.

9.2.5 The restrictions contained in this Clause shall not apply to:-

(i) any disclosure authorised by the Board or required in the ordinary and proper course of the Executive's employment hereunder or as required by the order of a court of competent jurisdiction or an appropriate regulatory authority; or

(ii) any information which the Executive can demonstrate is in the public domain otherwise than as a result of the breach by him of this clause.

9.2.6 The provisions of this Clause 9.2 are without prejudice to the duties and obligations of the Executive to be implied into this Agreement at common law.

10. PATENTS

10.1 Any discovery or invention or secret process or improvement in procedure made or discovered by the Executive during his employment hereunder in connection with or

in any way affecting or relating to the business of the Society or any Group Company or capable of being used or adapted for use therein or in connection therewith shall forthwith be disclosed to the Society and shall belong to and be the absolute property of the Society or such other person, firm, company or organisation as the Society may require.

10.2 The Executive shall if requested by the Board (whether during or after termination of his employment hereunder) at the expense of the Society apply or join in applying for letters patent or other similar protection in the United Kingdom or any other part of the world for any such discovery, invention, process or improvement as aforesaid and execute all instruments and do all things necessary for vesting the said letters patent or other similar protection when obtained and all right and title to and interest in the same in the Society absolutely and as sole beneficial owner or in such other person, firm, company or organisation as the Society may require.

10.3 The Executive shall (whether during or after the termination of his employment hereunder) at the Society's expense anywhere in the word and at any time promptly perform such acts and execute such instruments as may be required by the Board to defend or protect for the benefit of the Society the discoveries, inventions, secret processes or procedures referred to above and the right and title of the Society thereto.

10.4 The Executive hereby irrevocably authorises the Society to appoint a person to execute any documents and to do all things requisite to effect the obligations of the Executive under this clause 10 on the Executive's behalf.

10.5 The provisions of clause 10.1 to 10.3 (inclusive) shall be without prejudice to the provisions of the Patents Act 1977.

11. COPYRIGHT

11.1 The entire copyright and all rights of a like nature (including future copyright, the right to register trade marks or service marks and the right to register designs and design rights) throughout the world in works of any description produced by the Executive in the course of or in connection with his employment hereunder shall vest in and belong to the Society absolutely throughout the world for the full periods of protection available in law including all renewals and extensions.

11.2 The Executive shall (whether during or after the termination of his employment hereunder) at the Society's request and expense anywhere in the world and at any time promptly perform such acts and execute such instruments as may be required by the Board to assure, defend or protect the rights of the Society referred to in clause 11.1

11.3 The Executive hereby irrevocably authorises the Society to appoint a person to execute any documents and do all things requisite to effect the obligations of the Executive under this clause 11 on the Executive's behalf.

11.4 For the purposes of clause 10 and clause 11, the Executive hereby irrevocably and unconditionally waives in favour of the Society the moral rights conferred on him by Chapter IV Part I of the Copyright Designs and Patents Act 1988 in respect of any work in which the copyright is vested in the Society whether by virtue of clause 10, this clause 11 or otherwise.

12. RESTRICTIVE COVENANTS

12.1 In this clause the following expressions shall, unless the context otherwise requests, have the following meanings :-

"Termination Date"	The date on which the Executive's employment hereunder is terminated lawfully

by the Society or is terminated (whether lawfully or otherwise) by the Executive and references to "from the Termination Date" shall be construed as from and including such date of termination.

"Relevant Customer" any company, firm or other organisation with whom the Executive has had personal contact in the course of his employment during the period of 12 months immediately preceding the Termination Date in connection with any Relevant Products or Services.

"Relevant Group Company" A Group Company for which the Executive has performed services in the period of 12 months immediately preceding the Termination Date.

"Relevant Products or Services" products or services which are of the same kind as or a similar kind to any goods or services which within the period of 12 months immediately preceding the Termination Date have been sold or supplied by the Society or any Relevant Group Company during that period.

12.2 The Executive will not directly or indirectly (unless he has previously obtained the Society's written consent to the same) either on his own account or as a director representative employee or agent on account of or on behalf of any other person, firm, company or organisation:-

12.2.1 for a period of 6 months from the Termination Date act as consultant, director, representative, agent, employee, or adviser to any person, firm, company or organisation in connection with the supply of Relevant Products or Services within the United Kingdom; or

12.2.2 for a period of 6 months from the Termination Date engage or be concerned or interested in selling or supplying any Relevant Products or Services in competition with the Society or any Relevant Group Company; or

12.2.3 for a period of 12 months from the Termination Date directly or indirectly have (or endeavour to have) any business dealings or negotiations with any Relevant Customer with a view to the supply of any Relevant Products or Services to a Relevant Customer or with the agreement, assistance or endorsement of, that Relevant Customer.

12.3 For the purposes of clauses 12.2.1 and 12.2.2 only:-

12.3.1 the period of restriction shall be reduced by the length of the period (if any) for which the Executive shall have been required to carry out no duties by the Society under clause 8.3 during the period of notice; and

12.3.2 where the Society has given notice to the Executive under clause 1.1(ii) and has required the Executive to continue to provide full services under this Agreement for the full period of notice required under clause 1.1(ii), the restrictions in clauses 12.2.1 and 12.2.2 and 12.2.3 shall not apply.

12.4 In connection with a business the same as or similar to that carried on by the Society or any Group Company in the period of 12 months prior to the Termination Date the Executive will not himself or through an intermediary for a period of 12 months from the Termination Date directly or indirectly either on his own account or for any person, firm, company or organisation solicit or entice or endeavour to solicit or entice away from the Society or any Group Company any employee, agent or

director of the Society or any Group Company (whether or not such person would commit any breach of his contract of employment by reason of leaving the service of the Society or any Group Company) where that person :-

12.4.1 has been an employee, agent or director of the Society or any Group Company during the 12 month period immediately preceding the Termination Date; and

12.4.2 by reason of contacts made in the course of holding such position is likely to be able to provide assistance to a business in (or intending to be in) competition with the Society or any Relevant Group Company; or

12.4.3 is likely to be in possession of any confidential information or trade secrets of the Society or any Group Company.

12.5 Whilst the restrictions referred to in this Clause are regarded by the parties hereto as fair and reasonable restrictions to be imposed on the Executive, it is hereby declared that the wording of this Clause 12 including without limitation the defined expressions referred to in Clause 12.1 in particular is severable and so much of the same as a court of competent jurisdiction may regard as unreasonable shall (so far as the same is possible) be deleted.

12.6 The Executive acknowledges that in the light of his qualifications and experience upon the restrictions referred to in this Clause 12 applying after the Termination Date he would be able to seek out and apply for employment or appointments without being in breach of this Clause.

12.7 After the termination of his employment, the Executive shall not represent himself as being in any way connected with the Society or its subsidiary or associated companies.

13. POWER OF ATTORNEY AND SALE OR RECONSTRUCTION OF THE SOCIETY

13.1 The Executive hereby irrevocably appoints the Group Chief Executive for the time being authorised by the Society to be attorney in his name and on his behalf to execute and do any such document or thing and generally to use his name for the purpose of discharging any express or implied obligation of the Executive under this Agreement or otherwise incurred during or upon the termination of his employment.

13.2 The Executive shall have no claim against the Society in respect of the termination (by operation of law or otherwise) of his employment under this Agreement on or in connection with the sale or transfer of the whole or a substantial part of the business or undertaking of the Society or on or in connection with the sale by the Society of any Group Company or on or by reason of the liquidation of the Society for the purposes of amalgamation or reconstruction (whether or not by reason of insolvency) if he shall be offered employment on no less favourable terms than those contained in this Agreement (save as to the identity of the employer) with (as the case may be) any person firm company or organisation which acquires such Group Company or acquires the whole or substantially the whole of the undertaking or business of the Society as a result of such sale, amalgamation or reconstruction.

14. DISCIPLINARY AND GRIEVANCE PROCEDURE

If the Executive wishes to redress any grievance relating to his employment or is dissatisfied with the disciplinary action against him he should apply in writing setting out the details and nature of any such grievance to the Group Chief Executive of the Society. In the event of the Executive not being satisfied with the decision of the Group Chief Executive he may apply in writing to the Chairman to review such decision.

15. CONFLICT OF INTEREST

The Executive shall not during his employment hereunder introduce to any other person, firm, company or organisation business of any kind with which the Society or any other Group Company for whom he has performed services hereunder is able to deal and he shall not have any financial interest in, or derive any financial or other benefit from, contracts or transactions entered into by the Society or any other Group Company for whom he has performed services hereunder with any third party without first disclosing such interest or benefit to the Board and obtaining its approval hereto.

16. SHARE DEALINGS AND COMPLIANCE

16.1 The Executive shall comply where relevant with every rule of law, every regulation of the Stock Exchange and every requirement, recommendation or regulation of the Society from time to time in force in relation to dealing with shares, debentures or other securities of the Society or any Group Company and unpublished price-sensitive information affecting the shares, debentures or other securities of any other company.

16.2 The Executive shall not (and shall procure so far as he is able that his spouse and children (under the age of eighteen) shall not) deal or become or cease to be interested (within the meaning of Part I of Schedule XIII to the Companies Act 1985) in any securities of the Society except in accordance with any legislation regulations or rules for securities transactions applicable from time to time.

16.3 Without prejudice to clauses 16.1 and 16.2 above, the Executive shall comply with the rules and regulations for the time being of the Society, any relevant SRO and any other relevant regulatory authority (including without limitation the Bank of England and the Stock Exchange) and with all relevant legislation applicable for the time being (including without limitation the Financial Services Act 1986, the Insolvency Act 1986 and all legislation relating to banking). The Executive shall not do or omit

to do anything which would or might cause the Society to breach any such rules, regulations or legislation.

17. MISCELLANEOUS

17.1 Each of the duties, obligations and responsibilities of the Executive under the terms of this Agreement shall apply, where appropriate, in respect of any Group Company.

17.2 The Executive warrants that by virtue of entering into this Agreement he will not be in breach of any express or implied terms of any contract with or of any other obligation to any third party binding upon him.

17.3 The Executive authorises the Society to deduct from his remuneration all debts of any kind which may become owed by him to the Society or any Group Company.

17.4 Except where this Agreement (which shall prevail) provides otherwise the provisions of the Staff Terms & Conditions Manual shall apply to the Executive. The Redundancy Agreement set out in the Manual shall not apply to the Executive. This Agreement (including the documents specifically referred to in this Agreement) constitutes the entire agreement between the parties and both the Society and the Executive acknowledge that they have not entered into this Agreement in reliance wholly or partly on any statement or representation made to either of them by or on behalf of the other except as set out herein. No variation or addition to this Agreement and no waiver of any provision shall be valid unless in writing signed by or on behalf of both parties.

17.5 This Agreement (including the documents referred to in it) entirely replaces any previous terms and conditions of employment which the Executive had with the Alliance & Leicester Building Society and such previous terms and conditions shall cease to be of any effect on the Commencement Date. Without limiting the above, clauses 10.2 and 10.3 of the Executive's previous contract of employment with the Society shall be of no effect and the Executive shall have no claim against the

Society or any other party in respect of the termination of his previous employment with the Society or any associated loss of office.

17.6 The various provisions of this Agreement are severable and if any provision is held to be invalid or unenforceable by a court of competent jurisdiction then such invalidity or unenforceability shall not affect the remaining provisions of this Agreement.

17.7 In this Agreement a "working day" is any day of the week other than Saturday, Sunday, bank and other public holidays.

17.8 Any reference to an Act of Parliament shall be deemed to include any statutory modification or re-enactment thereof in force for the time being, whenever made.

17.9 In this Agreement the following expressions shall, unless the context otherwise requires, have the following meanings :-

"the Board"	the board of directors of the Society for the time being;
"the Commencement Date"	midnight at the end of the day before the business of the Society transfers to Alliance & Leicester plc;
"Group Company"	any subsidiary undertaking for the time being of the Society such expression being interpreted in accordance with s.736 of the Companies Act 1985;
"Permanent Health Insurance"	a policy of insurance (or equivalent arrangement whether under the Scheme or otherwise) effected by the Society to pay

benefits in the event of permanent disablement (Provided that if the Executive shall subsequently return to a job of lesser value within the Society then he may receive benefits in respect of such partial incapacity under the terms of such policy);

"Permanent Disablement"	The Executive being totally incapacitated (due to illness or accident) from performing his duties under this Agreement;
"Remuneration Committee"	the remuneration committee of the Board for the time being;
"Society"	Alliance & Leicester Building Society and any successor company to which the business of Alliance & Leicester Building Society may be transferred pursuant to sections 97 to 102 of the Building Societies Act 1986.

17.10 In construing this Agreement the clause headings shall be disregarded.

17.11 Any written notice to be given hereunder may be served :-

17.11.1 in the case of the Executive by handing it to him personally or posting it to him at his usual or last known address;

17.11.2 in the case of the Society by leaving it with or posting it to the Secretary at its chief office;

17.11.3 if served by post the notice must be sent by prepaid first class delivery post and it shall be deemed to have been received by the addressee two working days after posting in the absence of proof to the contrary.

17.12 This Agreement shall be governed by and construed in accordance with the laws of England.

EXECUTED AS A DEED by the parties hereto the day and year first before written.

EXECUTED AS A DEED by)
ALLIANCE & LEICESTER BUILDING)
SOCIETY acting by :-)

....
Authorised Officer

EXECUTED AS A DEED by)
RICHARD ALAN PYM)
in the presence of :-)

Solicitor
49 [illegible] Lane
London W.1.

ALLIANCE LEICESTER

Alliance & Leicester Building Society
Principal Office 49 Park Lane
London W1Y 4EQ
Telephone 0171 629 6661 Fax 0171 408 1399

File No. 82-4964

PRIVATE & CONFIDENTIAL

Miss F A Cairncross
6 Canonbury Lane
London
N1 2AP

Date: 28th February 1997
Our Ref.: LAW/JH/EB
Your Ref.:

Dear Miss Cairncross

Letter of Understanding

In the absence of a formal service contract (which would be incompatible with the "independence" required from a non-executive director who is not an employee of the Group) the Group Board has adopted the recommendations of both the Institute of Directors and the Cadbury Committee as to the desirability of a "letter of understanding" (which has no contractual force) being given to Board members of Alliance & Leicester Building Society setting out the terms of their appointment.

This letter, which revokes any earlier appointment letters, therefore sets out the current details of your appointment as a non-executive director of the Society.

1. Period of Appointment

Appointment periods are at the absolute discretion of the Board and are usually for an initial three year period. Thereafter, whilst not automatic, one or more extension periods of up to two years each may be granted at the Board's discretion, following recommendations from the Nomination Committee.

Your current period of appointment is until 1 January1998 but will, of course cease, so far as the Society is concerned, when the Society is wound up upon conversion to plc status. At that point you would continue as a director of Alliance & Leicester plc on the same basis as hitherto with the Society but with such changes as are necessitated, for example, by the terms of the Articles of Association of the new company which require a minimum holding of 250 shares. A fresh letter will be issued by the new company nearer to Vesting Date.

2. Remuneration and Benefits

a) Your current Board fees are £28,900 per annum payable (after tax and national insurance deductions as appropriate) on or about the fourteenth day of each month. These include Committee supplements of £2,500 currently payable (see later). (Payment is made to the credit of your bank or building society account and advice

is sent to your home address at the time of payment). Payment will cease immediately if your appointment ends for any reason.

b) Whilst a Director you have the benefit of life assurance cover (4 x directors "basic fees") and may elect to have membership of Private Patients Plan "Band B" cover (currently you have elected not to have P.P.P. cover.

c) Appointment as Chairman or as a Deputy Chairman of the Group Board is at the discretion of the Board and appointments to these offices are voted on annually. The current fees payable to an incumbent reflect a current multiplier of "basic fees" (5x for Chairmanship and 2x for a Deputy Chairman).

d) Committee supplements are currently payable for membership of Board and certain other Committees and subsidiary company boards.

e) The remuneration of Directors is subject to annual review, usually in January.

3. Duties

You will have seen your Director's Information Pack, which contains important details of the statutory and other duties of a Director. Your responsibilities will include attending at and contributing to meetings of the Group Board, as well as attendance at those Board Committees and subsidiary company boards upon which you may be asked to serve. From time to time, you may also be asked to represent the Group at meetings or functions organised by the Group or by or with outside bodies.

The Board recognises the right of any director in exceptional circumstances and in furtherance of his or her duties as a director, to be able to obtain external professional advice, at the Group's expense, provided that the director concerned has first consulted the Secretary & Chief Solicitor as to the appropriateness or otherwise of using internal professional advice and has obtained the approval of the Chairman or a Deputy Chairman before any fees or expenses are incurred.

4. Directors and Officers Liability Insurance

Directors and Officers Liability Insurance cover (current limit £20m) is maintained at the Group's expense. Further details can be found in the Director's Information Pack.

5. Reimbursement of Expenses

Non-executive directors may claim reimbursement of reasonable out-of-pocket expenses incurred in attending Group Board meetings and in undertaking additional duties at the request of the Group Board. Further details regarding the reimbursement of such expenses appear in Section 5 of the Director's Information Pack.

6. <u>Shareholding Qualification</u>

As a Director you are required to maintain a share account with a minimum sum of £1,000.

Yours sincerely

....
Chairman

G:\PUBLIC\LETTERS\JH372.DOC

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name RICHARD ALAN PYM ESQ

Balances

Class Description	Balance
Ordinary Shares	28,300
Share Safe	4,049
SHARESAVE (SAYE)	1,503
SHAREAWARD (PROFIT SHARE)	0
SIPS (PARTNERSHIP & FREE SHARES)	1,273

CAPITA corporate

registerEnquiry

Company Alliance and Leicester

Holder Name MRS LYN PYM

Balances

Class Description	Balance
Ordinary Shares	250

Mr Richard Pym

Executive

Approved CSOP, App 23Apr97 — Exercisable until 22-Apr-2007

Grant Date 23-Apr-1997 — *Share Price* 533.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,628	0	0	0	5,628
Value	£29,997.24 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,997.24 GBP

Approved CSOP — Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,628	0	0	0	5,628
Value	£29,997.24 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,997.24 GBP

DBS Bonus, DBS EDB 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 — *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	27,093	0	0	0	27,093
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 — *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	22,365	0	0	0	22,365
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 — *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	9,557	0	0	0	9,557
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 — Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 — *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	13,731	0	0	0	13,731
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Feb00 — Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 — *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	9,803	0	0	0	9,803
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,969	0	0	0	2,969
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 06Mar98 Exercised on 20-Dec-2004

Grant Date 06-Mar-1998 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,532	0	2,532	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	88,050	0	2,532	0	85,518
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	81,279	0	0	0	81,279
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	44,730	0	0	0	44,730
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,671	0	0	0	28,671
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	41,193	0	0	0	41,193
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	19,606	0	0	0	19,606
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,938	0	0	4,204	1,734
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 06Mar98 Exercised on 20-Dec-2004

Grant Date 06-Mar-1998 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,531	0	2,531	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	223,948	0	2,531	4,204	217,213
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	60,701	0	0	0	60,701
Value	£506,246.34 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£506,246.34 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	45,784	0	0	0	45,784
Value	£393,742.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£393,742.40 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	51,165	0	0	0	51,165
Value	£449,996.18 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£449,996.18 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	44,731	0	0	0	44,731
Value	£337,495.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£337,495.40 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	32,704	0	0	0	32,704
Value	£259,996.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£259,996.80 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,700	0	0	0	22,700
Value	£189,999.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£189,999.00 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	21,104	0	0	0	21,104
Value	£169,992.72 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£169,992.72 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	47,761	0	0	0	47,761
Value	£319,998.70 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£319,998.70 GBP

Unapproved CSOP, Unapp 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	60,784	0	0	0	60,784
Value	£309,998.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£309,998.40 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	59,293	0	0	0	59,293
Value	£519,999.61 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£519,999.61 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	31,093	0	0	0	31,093
Value	£279,992.47 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£279,992.47 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 03-Apr-2003

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	76,923	0	76,923	0	0
Value	£409,999.59 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	554,743	0	76,923	0	477,820
Value	£4,147,457.61 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£3,737,458.02 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	872,369	0	81,986	4,204	786,179
Value	£4,177,454.85 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£3,767,455.26 GBP

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name CHRISTOPHER STUART RHODES ESQ

Balances

Class Description	Balance
Ordinary Shares	10,141
Share Safe	6,822
SHARESAVE (SAYE)	2,618
SHAREAWARD (PROFIT SHARE)	0
SIPS (PARTNERSHIP & FREE SHARES)	1,273

Mr Christopher Rhodes

Executive

Approved CSOP, App 12Mar02 — Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,584	0	0	0	3,584
Value	£29,998.08 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,998.08 GBP

Approved CSOP, App 23Apr97 — Exercised on 19-Oct-2001

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	5,628	0	0
Value	£29,997.24 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£0.00 GBP

Approved CSOP — Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,212	0	5,628	0	3,584
Value	£59,995.32 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£29,998.08 GBP

DBS Bonus, DBS EDB 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,267	0	0	0	7,267
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	8,879	0	0	0	8,879
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS(B) 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	1,735	0	0	0	1,735
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS(B) 15Mar01 — Exercisable until 14-Mar-2008

Grant Date 15-Mar-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,021	0	0	0	3,021
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	20,902	0	0	0	20,902
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	21,801	0	0	0	21,801
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,856	0	0	0	23,856
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS(M) 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	1,735	0	0	0	1,735
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS(M) 15Mar01 Exercisable until 14-Mar-2008

Grant Date 15-Mar-2001 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	3,021	0	0	0	3,021
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	50,413	0	0	0	50,413
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	31,474	0	0	0	31,474
Value	£262,493.16 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£262,493.16 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	26,162	0	0	0	26,162
Value	£224,993.20 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,993.20 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,877	0	0	0	23,877
Value	£209,998.22 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£209,998.22 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,856	0	0	0	23,856
Value	£179,993.52 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,993.52 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	20,219	0	0	0	20,219
Value	£160,741.05 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£160,741.05 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,885	0	0	0	5,885
Value	£49,257.45 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£49,257.45 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	22,243	0	0	0	22,243
Value	£179,167.37 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,167.37 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,544	0	0	0	28,544
Value	£191,244.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£191,244.80 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 28-Jul-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	38,235	0	38,235	0	0
Value	£194,998.50 GBP	£0.00 GBP	£194,998.50 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 04Mar99 Exercisable until 03-Mar-2006

Grant Date 04-Mar-1999 *Share Price* 785.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,171	0	0	0	14,171
Value	£111,242.35 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£111,242.35 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	7,190	0	0	0	7,190
Value	£64,745.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£64,745.95 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 19-Oct-2001

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	13,884	0	13,884	0	0
Value	£74,001.72 GBP	£0.00 GBP	£74,001.72 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	255,740	0	52,119	0	203,621
Value	£1,902,877.29 GBP	£0.00 GBP	£269,000.22 GBP	£0.00 GBP	£1,633,877.07 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	336,267	0	57,747	0	278,520
Value	£1,962,872.61 GBP	£0.00 GBP	£298,997.46 GBP	£0.00 GBP	£1,663,875.15 GBP

CAPITA corporate

registerEnquiry

Company Alliance and Leicester
Holder Name RICHARD LEE BANKS ESQ

Balances

Class Description	Balance
Ordinary Shares	22,121
Share Safe	3,239
SHARESAVE (SAYE)	2,094
SHAREAWARD (PROFIT SHARE)	0
SIPS (PARTNERSHIP & FREE SHARES)	1,273

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name MRS ELAINE HELENA BANKS

Balances

Class Description	Balance
Ordinary Shares	4,806

Mr Richard Banks

Executive

Approved CSOP, App 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,488	0	0	0	3,488
Value	£29,996.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,996.80 GBP

Approved CSOP, App 23Apr97 — Exercised on 26-Feb-2004

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	5,628	0	0
Value	£29,997.24 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£0.00 GBP

Approved CSOP — Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,116	0	5,628	0	3,488
Value	£59,994.04 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£29,996.80 GBP

DBS Bonus, DBS EDB 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,156	0	0	0	9,156
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	11,689	0	0	0	11,689
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	2,986	0	0	0	2,986
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 — Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	8,955	0	0	0	8,955
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,882	0	0	0	5,882
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Jun99 Exercised on 13-Dec-2002

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	1,884	0	1,884	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	40,552	0	1,884	0	38,668
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	27,468	0	0	0	27,468
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	35,067	0	0	0	35,067
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	8,958	0	0	0	8,958
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	26,865	0	0	0	26,865
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	11,764	0	0	0	11,764
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Jun99 Exercised on 13-Dec-2002

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,768	0	1,100	2,668	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	113,890	0	1,100	2,668	110,122
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,776	0	0	0	28,776
Value	£239,991.84 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£239,991.84 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	20,930	0	0	0	20,930
Value	£179,998.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,998.00 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	25,582	0	0	0	25,582
Value	£224,993.69 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,993.69 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	25,844	0	0	0	25,844
Value	£194,992.98 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£194,992.98 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	17,924	0	0	0	17,924
Value	£142,495.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£142,495.80 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,038	0	0	0	14,038
Value	£117,498.06 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£117,498.06 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,587	0	0	0	14,587
Value	£117,498.29 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£117,498.29 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,731	0	0	0	28,731
Value	£192,497.70 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£192,497.70 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 03-Apr-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	43,137	0	43,137	0	0
Value	£219,998.70 GBP	£0.00 GBP	£219,998.70 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	47,320	0	0	0	47,320
Value	£414,996.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£414,996.40 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	38,589	0	0	0	38,589
Value	£347,493.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£347,493.95 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 03-Apr-2003

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	16,417	0	16,417	0	0
Value	£87,502.61 GBP	£0.00 GBP	£87,502.61 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	321,875	0	59,554	0	262,321
Value	£2,479,958.02 GBP	£0.00 GBP	£307,501.31 GBP	£0.00 GBP	£2,172,456.71 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	485,433	0	68,166	2,668	414,599
Value	£2,539,952.06 GBP	£0.00 GBP	£337,498.55 GBP	£0.00 GBP	£2,202,453.51 GBP

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name DAVID JONATHAN BENNETT ESQ

Balances

Class Description	Balance
Ordinary Shares	14,040
Share Safe	4,147
SHARESAVE (SAYE)	2,447
SHAREAWARD (PROFIT SHARE)	0
SIPS (PARTNERSHIP & FREE SHARES)	1,273

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name MRS SUSAN ELIZABETH BENNETT

Class Description	**Balance**
Ordinary Shares	250

Mr David Bennett

Executive

Approved CSOP, App 17Jun99 — Exercisable until 16-Jun-2009

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,420	0	0	0	3,420
Value	£29,993.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,993.40 GBP

Approved CSOP — Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,420	0	0	0	3,420
Value	£29,993.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,993.40 GBP

DBS Bonus, DBS EDB 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,558	0	0	0	7,558
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,642	0	0	0	9,642
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,584	0	0	0	3,584
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 — Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,462	0	7,462	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus — Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,246	0	7,462	0	20,784
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,674	0	0	0	22,674
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,926	0	0	0	28,926
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	10,752	0	0	0	10,752
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,386	0	22,386	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	84,738	0	22,386	0	62,352
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	34,622	0	0	0	34,622
Value	£288,747.48 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£288,747.48 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,343	0	0	0	28,343
Value	£243,749.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£243,749.80 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	29,846	0	0	0	29,846
Value	£262,495.57 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£262,495.57 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	29,821	0	0	0	29,821
Value	£224,999.45 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,999.45 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	20,441	0	0	0	20,441
Value	£162,505.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£162,505.95 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	16,427	0	0	0	16,427
Value	£137,493.99 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£137,493.99 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	15,518	0	0	0	15,518
Value	£124,997.49 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£124,997.49 GBP

Unapproved CSOP, Unapp 23Feb01 Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	36,567	0	36,567	0	0
Value	£244,998.90 GBP	£0.00 GBP	£244,998.90 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 28-Jul-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	45,098	0	45,098	0	0
Value	£229,999.80 GBP	£0.00 GBP	£229,999.80 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	42,189	0	0	0	42,189
Value	£369,997.53 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£369,997.53 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	298,872	0	81,665	0	217,207
Value	£2,289,985.96 GBP	£0.00 GBP	£474,998.70 GBP	£0.00 GBP	£1,814,987.26 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	415,276	0	111,513	0	303,763
Value	£2,319,979.36 GBP	£0.00 GBP	£474,998.70 GBP	£0.00 GBP	£1,844,980.66 GBP

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name JOHN ROBERT WINDELER ESQ

Balances

Class Description	Balance
Ordinary Shares	37,809
Share Safe	0
SHARESAVE (SAYE)	0
SHAREAWARD (PROFIT SHARE)	0
SIPS (PARTNERSHIP & FREE SHARES)	0

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester
Holder Name JUDITH LYNN WINDELER

Balances

Class Description	Balance
Ordinary Shares	70,000

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CAPITA corporate

*register*Enquiry

Company Alliance and Leicester
Holder Name JANE VICTORIA BARKER

Balances

Class Description	Balance
Ordinary Shares	5,000

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name HON DAVID PETER BROUGHAM

Balances

Class Description	Balance
Ordinary Shares	3,000

CAPITA corporate

registerEnquiry

Company Alliance and Leicester

Holder Name MICHAEL JOHN ALLEN ESQ

Balances

Class Description	Balance
Ordinary Shares	1,900

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester
Holder Name MALCOLM PETER SPEIGHT BARTON ESQ

Balances

Class Description	Balance
Ordinary Shares	6,500

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name MR TIMOTHY LLOYD

Balances

Class Description	Balance
SHARESAVE (SAYE)	2,447

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name MRS JOCELYN FIONA LLOYD

Balances

Class Description	Balance
Ordinary Shares	250

CAPITA corporate

*register*Enquiry

Company Alliance and Leicester

Holder Name EDWARD JONATHAN WATTS ESQ

Balances

Class Description	Balance
Ordinary Shares	5,000

Mr Richard Pym

Executive

Approved CSOP, App 23Apr97 Exercisable until 22-Apr-2007

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	0	0	5,628
Value	£29,997.24 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,997.24 GBP

Approved CSOP Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	0	0	5,628
Value	£29,997.24 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,997.24 GBP

DBS Bonus, DBS EDB 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	27,093	0	0	0	27,093
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,365	0	0	0	22,365
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,557	0	0	0	9,557
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	13,731	0	0	0	13,731
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,803	0	0	0	9,803
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,969	0	0	0	2,969
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 06Mar98 Exercised on 20-Dec-2004

Grant Date 06-Mar-1998 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,532	0	2,532	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	88,050	0	2,532	0	85,518
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	81,279	0	0	0	81,279
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	44,730	0	0	0	44,730
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,671	0	0	0	28,671
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	41,193	0	0	0	41,193
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	19,606	0	0	0	19,606
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,938	0	0	4,204	1,734
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 06Mar98 Exercised on 20-Dec-2004

Grant Date 06-Mar-1998 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	2,531	0	2,531	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	223,948	0	2,531	4,204	217,213
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	60,701	0	0	0	60,701
Value	£506,246.34 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£506,246.34 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	45,784	0	0	0	45,784
Value	£393,742.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£393,742.40 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	51,165	0	0	0	51,165
Value	£449,996.18 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£449,996.18 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	44,731	0	0	0	44,731
Value	£337,495.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£337,495.40 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	32,704	0	0	0	32,704
Value	£259,996.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£259,996.80 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,700	0	0	0	22,700
Value	£189,999.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£189,999.00 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	21,104	0	0	0	21,104
Value	£169,992.72 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£169,992.72 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	47,761	0	0	0	47,761
Value	£319,998.70 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£319,998.70 GBP

Unapproved CSOP, Unapp 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	60,784	0	0	0	60,784
Value	£309,998.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£309,998.40 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	59,293	0	0	0	59,293
Value	£519,999.61 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£519,999.61 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	31,093	0	0	0	31,093
Value	£279,992.47 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£279,992.47 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 03-Apr-2003

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	76,923	0	76,923	0	0
Value	£409,999.59 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP			Sterling		
	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	554,743	0	76,923	0	477,820
Value	£4,147,457.61 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£3,737,458.02 GBP

Executive Totals				Sterling	
	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	872,369	0	81,986	4,204	786,179
Value	£4,177,454.85 GBP	£0.00 GBP	£409,999.59 GBP	£0.00 GBP	£3,767,455.26 GBP

Mr Christopher Rhodes

Executive

Approved CSOP, App 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,584	0	0	0	3,584
Value	£29,998.08 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,998.08 GBP

Approved CSOP, App 23Apr97 Exercised on 19-Oct-2001

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	5,628	0	0
Value	£29,997.24 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£0.00 GBP

Approved CSOP Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,212	0	5,628	0	3,584
Value	£59,995.32 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£29,998.08 GBP

DBS Bonus, DBS EDB 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,267	0	0	0	7,267
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	8,879	0	0	0	8,879
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS(B) 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	1,735	0	0	0	1,735
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS(B) 15Mar01 Exercisable until 14-Mar-2008

Grant Date 15-Mar-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,021	0	0	0	3,021
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus — Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	20,902	0	0	0	20,902
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	21,801	0	0	0	21,801
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,856	0	0	0	23,856
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS(M) 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	1,735	0	0	0	1,735
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS(M) 15Mar01 — Exercisable until 14-Mar-2008

Grant Date 15-Mar-2001 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	3,021	0	0	0	3,021
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching — Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	50,413	0	0	0	50,413
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 — Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	31,474	0	0	0	31,474
Value	£262,493.16 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£262,493.16 GBP

Unapproved CSOP, Unapp 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	26,162	0	0	0	26,162
Value	£224,993.20 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,993.20 GBP

Unapproved CSOP, Unapp 1Sep03 — Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,877	0	0	0	23,877
Value	£209,998.22 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£209,998.22 GBP

Unapproved CSOP, Unapp 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	23,856	0	0	0	23,856
Value	£179,993.52 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,993.52 GBP

Unapproved CSOP, Unapp 06Aug02 — Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	20,219	0	0	0	20,219
Value	£160,741.05 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£160,741.05 GBP

Unapproved CSOP, Unapp 12Mar02 — Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,885	0	0	0	5,885
Value	£49,257.45 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£49,257.45 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	22,243	0	0	0	22,243
Value	£179,167.37 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,167.37 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,544	0	0	0	28,544
Value	£191,244.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£191,244.80 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 28-Jul-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	38,235	0	38,235	0	0
Value	£194,998.50 GBP	£0.00 GBP	£194,998.50 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 04Mar99 Exercisable until 03-Mar-2006

Grant Date 04-Mar-1999 *Share Price* 785.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,171	0	0	0	14,171
Value	£111,242.35 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£111,242.35 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	7,190	0	0	0	7,190
Value	£64,745.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£64,745.95 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 19-Oct-2001

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	13,884	0	13,884	0	0
Value	£74,001.72 GBP	£0.00 GBP	£74,001.72 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	255,740	0	52,119	0	203,621
Value	£1,902,877.29 GBP	£0.00 GBP	£269,000.22 GBP	£0.00 GBP	£1,633,877.07 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	336,267	0	57,747	0	278,520
Value	£1,962,872.61 GBP	£0.00 GBP	£298,997.46 GBP	£0.00 GBP	£1,663,875.15 GBP

Mr David Bennett

Executive

Approved CSOP, App 17Jun99 Exercisable until 16-Jun-2009

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,420	0	0	0	3,420
Value	£29,993.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,993.40 GBP

Approved CSOP Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,420	0	0	0	3,420
Value	£29,993.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,993.40 GBP

DBS Bonus, DBS EDB 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,558	0	0	0	7,558
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,642	0	0	0	9,642
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,584	0	0	0	3,584
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	7,462	0	7,462	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,246	0	7,462	0	20,784
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,674	0	0	0	22,674
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,926	0	0	0	28,926
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	10,752	0	0	0	10,752
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	22,386	0	22,386	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	84,738	0	22,386	0	62,352
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	34,622	0	0	0	34,622
Value	£288,747.48 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£288,747.48 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	28,343	0	0	0	28,343
Value	£243,749.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£243,749.80 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	29,846	0	0	0	29,846
Value	£262,495.57 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£262,495.57 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	29,821	0	0	0	29,821
Value	£224,999.45 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,999.45 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	20,441	0	0	0	20,441
Value	£162,505.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£162,505.95 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	16,427	0	0	0	16,427
Value	£137,493.99 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£137,493.99 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	15,518	0	0	0	15,518
Value	£124,997.49 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£124,997.49 GBP

Unapproved CSOP, Unapp 23Feb01 Exercised on 26-Feb-2004

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	36,567	0	36,567	0	0
Value	£244,998.90 GBP	£0.00 GBP	£244,998.90 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 28-Jul-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	45,098	0	45,098	0	0
Value	£229,999.80 GBP	£0.00 GBP	£229,999.80 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	42,189	0	0	0	42,189
Value	£369,997.53 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£369,997.53 GBP

Unapproved CSOP Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	298,872	0	81,665	0	217,207
Value	£2,289,985.96 GBP	£0.00 GBP	£474,998.70 GBP	£0.00 GBP	£1,814,987.26 GBP

Executive Totals Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	415,276	0	111,513	0	303,763
Value	£2,319,979.36 GBP	£0.00 GBP	£474,998.70 GBP	£0.00 GBP	£1,844,980.66 GBP

Mr Richard Banks

Executive

Approved CSOP, App 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	3,488	0	0	0	3,488
Value	£29,996.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£29,996.80 GBP

Approved CSOP, App 23Apr97 — Exercised on 26-Feb-2004

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	5,628	0	5,628	0	0
Value	£29,997.24 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£0.00 GBP

Approved CSOP — Sterling

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,116	0	5,628	0	3,488
Value	£59,994.04 GBP	£0.00 GBP	£29,997.24 GBP	£0.00 GBP	£29,996.80 GBP

DBS Bonus, DBS EDB 03Mar04 — Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	9,156	0	0	0	9,156
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 26Feb03 — Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	11,689	0	0	0	11,689
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 12Mar02 — Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	2,986	0	0	0	2,986
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 23Feb01 — Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	*Adjusted*	*Exercised*	*Lapsed*	*Balance*
Share	8,955	0	0	0	8,955
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	5,882	0	0	0	5,882
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus, DBS EDB 17Jun99 Exercised on 13-Dec-2002

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	1,884	0	1,884	0	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Bonus Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	40,552	0	1,884	0	38,668
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	27,468	0	0	0	27,468
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	35,067	0	0	0	35,067
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 12Mar02 Exercisable until 11-Mar-2009

Grant Date 12-Mar-2002 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	8,958	0	0	0	8,958
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	26,865	0	0	0	26,865
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Feb00 Exercisable until 16-Feb-2007

Grant Date 17-Feb-2000 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	11,764	0	0	0	11,764
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching, DBS EDM 17Jun99 Exercised on 13-Dec-2002

Grant Date 17-Jun-1999 *Share Price* 0.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	3,768	0	1,100	2,668	0
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

DBS Matching Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	113,890	0	1,100	2,668	110,122
Value	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 29July04 Awaiting Maturity until 28-Jul-2007

Grant Date 29-Jul-2004 *Share Price* 834.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,776	0	0	0	28,776
Value	£239,991.84 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£239,991.84 GBP

Unapproved CSOP, Unapp 03Mar04 Awaiting Maturity until 02-Mar-2007

Grant Date 03-Mar-2004 *Share Price* 860.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	20,930	0	0	0	20,930
Value	£179,998.00 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£179,998.00 GBP

Unapproved CSOP, Unapp 1Sep03 Awaiting Maturity until 31-Aug-2006

Grant Date 01-Sep-2003 *Share Price* 879.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	25,582	0	0	0	25,582
Value	£224,993.69 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£224,993.69 GBP

Unapproved CSOP, Unapp 26Feb03 Awaiting Maturity until 25-Feb-2006

Grant Date 26-Feb-2003 *Share Price* 754.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	25,844	0	0	0	25,844
Value	£194,992.98 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£194,992.98 GBP

Unapproved CSOP, Unapp 06Aug02 Awaiting Maturity until 05-Aug-2005

Grant Date 06-Aug-2002 *Share Price* 795.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	17,924	0	0	0	17,924
Value	£142,495.80 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£142,495.80 GBP

Unapproved CSOP, Unapp 12Mar02 Exercisable until 11-Mar-2012

Grant Date 12-Mar-2002 *Share Price* 837.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,038	0	0	0	14,038
Value	£117,498.06 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£117,498.06 GBP

Unapproved CSOP, Unapp 23Jul01 Exercisable until 22-Jul-2011

Grant Date 23-Jul-2001 *Share Price* 805.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	14,587	0	0	0	14,587
Value	£117,498.29 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£117,498.29 GBP

Unapproved CSOP, Unapp 23Feb01 Exercisable until 22-Feb-2008

Grant Date 23-Feb-2001 *Share Price* 670.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	28,731	0	0	0	28,731
Value	£192,497.70 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£192,497.70 GBP

Unapproved CSOP, Unapp 17Feb00 Exercised on 03-Apr-2003

Grant Date 17-Feb-2000 *Share Price* 510.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	43,137	0	43,137	0	0
Value	£219,998.70 GBP	£0.00 GBP	£219,998.70 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP, Unapp 17Jun99 Exercisable until 16-Jun-2006

Grant Date 17-Jun-1999 *Share Price* 877.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	47,320	0	0	0	47,320
Value	£414,996.40 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£414,996.40 GBP

Unapproved CSOP, Unapp 06Mar98 Lapsable from 06-Mar-2005

Grant Date 06-Mar-1998 *Share Price* 900.5000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	38,589	0	0	0	38,589
Value	£347,493.95 GBP	£0.00 GBP	£0.00 GBP	£0.00 GBP	£347,493.95 GBP

Unapproved CSOP, Unapp 23Apr97 Exercised on 03-Apr-2003

Grant Date 23-Apr-1997 *Share Price* 533.0000 Pence

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	16,417	0	16,417	0	0
Value	£87,502.61 GBP	£0.00 GBP	£87,502.61 GBP	£0.00 GBP	£0.00 GBP

Unapproved CSOP Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	321,875	0	59,554	0	262,321
Value	£2,479,958.02 GBP	£0.00 GBP	£307,501.31 GBP	£0.00 GBP	£2,172,456.71 GBP

Executive Totals Sterling

	Granted	Adjusted	Exercised	Lapsed	Balance
Share	485,433	0	68,166	2,668	414,599
Value	£2,539,952.06 GBP	£0.00 GBP	£337,498.55 GBP	£0.00 GBP	£2,202,453.51 GBP

Total Number of Participants Printed 1

File No. 82-4964

Alliance & Leicester plc									
Director's Interests - the Hon David Brougham (appointed 8.5.2000 to A&L plc)									
Shares and Beneficial Interests :									
Brought forward 1.1.03:									
In own name		3000							
Prudential Bache Ltd		2000	5000						

Alliance & Leicester plc								
Director's Interests - R M McTighe (appointed 1.6.2000 to A&L plc)								
Shares and Beneficial Interests :								
Brought forward 1.1.03:								
CWM Nominees Ltd		500						

Alliance & Leicester plc							
Director's Interests - E J Watts (appointed 8.5.2000 to A&L plc)							
Shares and Beneficial interests :							
Brought forward 1.1.03:							
In own name	500						
Purchased 13.12.02	4500	5000					

Alliance & Leicester plc

Director's Interests - M J Allen (appointed 1.1.2000 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:	
In own name	500
10.5.04 (- co not informed as of 1.9.04 - SL to contact MJA)	1400
	1900

Alliance & Leicester plc					
Director's Interests - P J Stone (appointed 1.10.2003 to A&L plc)					
Shares and Beneficial interests :					
Held at date of appointment	4000				
Reyker Securities PLC					
Reyker Nominees Ltd S170					
Dealing Account	4754	8754			

Alliance & Leicester plc

Director's Interests - Mrs J V Barker (appointed 1.1.2004 to A&L plc)

Shares and Beneficial interests :

Held at date of appointment		1500
3.3.04	Purchased@£8.62	3500
		5000

Alliance & Leicester plc

Director's Interests - Ms M Salmon (appointed 1.7.2004 to A&L plc)

Shares and Beneficial interests :

Held at date of appointment	1000
	1000

Alliance & Leicester plc

Director's Interests - F A Cairncross (appointed 10.10.96 to A&L plc, 1.1.1992 ALBS)

Shares and Beneficial Interests :

Brought forward 1.1.03:		
In own name	7464	
<u>Nominees:</u>		
Charles Stanley Nom	2000	
R C Greig Nom	700	
<u>PEPs:</u>		
22.12.99	1500	
23.6.00	1050	12714

Alliance & Leicester plc							
Director's Interests - M P S Barton (appointed 13.5.98 to A&L plc)							
Shares and Beneficial interests :							
Brought forward 1.1.03:							
In own name		1500					
Purchased 12/02		5000	6500				

Alliance & Leicester plc

Director's Interests - D J Bennett (appointed 1.1.2000)

Shares and Beneficial interests :			**Share Options:**									
Brought forward at 1.1.2003			Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
In own name	250		SAYE 3 yr	23.8.99	1443	6.712	1/11/2002 - 1/5/2003					
ShareSafe	1443		SAYE 5 yr	27.8.04	2447	6.68	1/11/2009 - 1/5/2010					
ShareAward 13.3.00 (in Sharesafe)	1525											
ShareAward 15.3.01	1179		App ESOS	17.6.99	3420	8.77	17/6/2002 - 16/6/2009					
ShareAward 12.3.02	955		Unapp ESOS	17.6.99	42189	8.77	17/6/2002 - 16/6/2006					
SharePlan Jul 01	110			17.2.00	45098	5.1	17/2/2003 - 16/2/2007	28/07/03	45098	8.68		
SharePlan Jan 02	92			23.2.01	36567	6.7	23/2/2004 - 22/2/2008	26/02/04	34567	8.760321		
SharePlan Jul 02	109			23.7.01	15518	8.055	23/7/2004 - 22/7/2011					
	5663			12.3.02	16427	8.37	12/3/2005 - 11/3/2012					
Mrs S Bennett in own name	250	5913		6.8.02	20441	7.95	6/8/2005 - 5/8/2012					
				26.2.03	29821	7.545	26/2/2006 - 25/2/2013					
During 2003:				1.9.03	29846	8.795	1/9/2006 - 31/8/2013					
SIP Ptnership shares 30.1.03	101			3.3.04	28343	8.6	3./3/2004 - 2/3/2014					
SIP Free Shares 13.3.03	417			29.7.04	34622	8.34	29/7/2007 - 28/7/2014					
Purchase ex Caz @£8.658	10835											
SIP Ptnership shares 30.7.03	101	11454	DBS Deferred	23.2.01	7462	0	23/2/2004 - 22/2/2008	26/02/04	7462	8.760321		
				12.3.02	3584	0	12/3/2005 - 11/3/2009					
Balance 31.12.03		17367		26.2.03	9642	0	26/2/2005 - 25/2/2010					
				3.3.04	7558	0	3/3/2007 - 2/3/2011					
During 2004:												
SIP Ptnership shares 30.1.04	90		DBS Match	23.2.01	22386	0	23/2/2004 - 22/2/2008	26/02/04	22386	8.760321		
Unapp ESO exercise 26.2.04	2000			12.3.02	10752	0	12/3/2005 - 11/3/2009					
SIP Free shares 15.3.04	72			26.2.03	28926	0	26/2/2005 - 25/2/2010					
SIP Ptnership shares 9.7.04	92			3.3.04	22674	0	3/3/2007 - 2/3/2011					
Balance carried forward		19621			306210							

Alliance & Leicester plc												
Director's Interests - C S Rhodes (appointed 1.6.2002)												
Shares and Beneficial interests :			**Share Options:**									
Brought forward at 1.1.2003			Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
ShareSafe	4397		SAYE 5 yr	27.8.02	2618	6.32	1/11/2007 - 1/5/2008					
ShareAward 13.3.00	1246		App ESOS	12.3.02	3584	8.37	12/3/2005 -11/3/2012					
ShareAward 15.3.01	1179		Unapp ESOS	6.3.98	7190	9.005	6/3/2001 - 5/3/2005					
ShareAward 12.3.02	955			4.3.99	14171	7.85	4/3/2002 - 3/3/2006					
SharePlan Jul 01	110			17.2.00	38235	5.1	17/2/2003 - 16/2/2007	28/07/03	38235	8.68		
SharePlan Jan 02	92			23.2.01	28544	6.7	23/2/2004 - 22/2/2008					
SharePlan Jul 02	109	8088		23.7.01	22243	8.055	23/7/2004 - 22/7/2011					
				12.3.02	5885	8.37	12/3/2005 - 11/3/2012					
SIP Ptnership shares 30.1.03	101			6.8.02	20219	7.95	6/8/2005 - 5/8/2012					
SIP Free Shaers 13.3.03	417			26.2.03	23856	7.545	26/2/2006 - 25/2/2013					
Purchase ex Caz @£8.658	9186			1.9.03	23877	8.795	1/9/2006 - 31/8/2013					
SIP Ptnership shares 30.7.03	101	9805		3.3.04	26162	8.6	3/3/2007 - 2/3/2014					
				29.7.04	31474	8.34	29/7/2007 - 28/7/2014					
Balance 31.12.03		17893										
			DBS Deferred	15.3.01	3021	0	15/3/2004 - 14/3/2008					
During 2004:				23.3.02	1735	0	23/3/2005 - 22/3/2009					
SIP Ptnership shares 30.1.04	90			26.2.03	8879	0	26/2/2005 - 25/2/2010					
SIP Free shares 15.3.04	72			3.3.04	7267	0	3/3/2007 - 2/3/2011					
SIP Ptnership shares 9.7.04	92											
			DBS Match	15.3.01	3021	0	15/3/2004 - 14/3/2008					
				12.3.02	1735	0	12/3/2005 - 11/3/2009					
				26.2.03	23856	0	26/2/2005 - 25/2/2010					
				3.3.04	21801	0	3/3/2007 - 2/3/2011					
c/fwd		18147										
					281138							

Alliance & Leicester plc

Director's Interests - J R Windeler (appointed 10.10.96 to A&L plc, 1.9.1993 ALBS)

Shares and Beneficial interests :

Brought forward at 1.1.2003		
In own name	2250	
Nominee -Fidelity Securities	250	
ShareAward 15.3.01	1179	
ShareAward 12.3.02	955	
SharePlan Jul 01	110	
SharePlan Jan 02	92	
Mrs J L Windeler	30000	34836
Share option exercised 21/3/03		67164
Share option exercised 03/09/03		3229
Share option exercised 03/09/03		2580
Memo		
Transfer to Mrs W on 27/3/03	40000	
Balance to date		107809
Summary:		
In own name	35223	
Nominee -Barclays Nominees	250	
ShareAward 15.3.01	1179	
ShareAward 12.3.02	955	
SharePlan Jul 01	110	
SharePlan Jan 02	92	37809
Mrs J L Windeler		70000
		107809

Share Options:

Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed	Held
SAYE 3 yr	21.8.00	2658	3.644	1/11/2003 - 1/5/2004	03/09/03					2580
App ESOS	27.2.00	6586	4.555	27/2/2003 - 26/2/2010	03/09/03	3357	8.97			3229
Unapp ESOS	27.2.00	190998	4.555	27/2/2003 - 26/2/2007	21/03/03	190998	8.367767			
	23.2.01	67164	6.7	23/2/2004 - 22/2/2008	21/03/03					67164
DBS Deferred	23.2.01	44776	0	23/2/2004 - 23/2/2008	21/03/03	44776	8.367767			
DBS Match	23.2.01	134328	0	23/2/2004 - 22/2/2008	21/03/03	134328	8.367767			

Alliance & Leicester plc

Director's Interests - R A Pym (appointed 10.10.96 to A&L plc, 1.9.1993 ALBS)

Shares and Beneficial Interests :			**Share Options:** Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
Brought forward at 1.1.2003												
In own name	8494		SAYE 3 yr	27.8.02	1503	6.32	1/11/2005 - 1/5/2006					
In ShareSafe	4049											
ShareAward 13.3.00	1525		App ESOS	23.4.97	5628	5.33	23/4/2000 - 22/4/2007					
ShareAward 15.3.01	1179											
ShareAward 12.3.02	955		Unapp ESOS	23.4.97	76923	5.33	23/4/2000 - 22/ 4/2004	3.4.03	76923	8.24		
SharePlan Jul 01	110			6.3.98	31093	9.005	6/3/2001 - 5/3/2005					
SharePlan Jan 02	92			17.6.99	59293	8.77	17/6/2002 - 16/6/2006					
SharePlan Jul 02	109			17.2.00	60784	5.1	17/2/2003 - 16/2/2007					
	16513			23.2.01	47761	6.7	23/2/2004 - 22/2/2008					
Mrs L Pym - shares held in own name	250	16763		23.7.01	21104	8.055	23/7/2004 - 22/7/2011					
				12.3.02	22700	8.37	12/3/2005 - 11/3/2012					
During 2003:				6.8.02	32704	7.95	6/8/2005 - 5/8/2012					
SIP Ptnership shares 30.1.03	101			26.2.03	44731	7.545	26/2/2006 - 25/2/2013					
SIP Free Shares 13.3.03	417			1.9.03	51165	8.795	1/9/2006 - 31/8/2013					
Purchase (Caz) @ £8.24p on 3.4.03	16147			3.3.04	45784	8.6	3/3/2007 - 2/3/2014					
SIP Ptnership shares 30.7.03	101	16766		29.7.04	60701	8.34	29/7/2007 - 28/7/2014					
Balance 31.12.03		33529	DBS Deferred	6.3.98	2532	0	6/3/2001 - 5/3/2005	20.12.04	2532	9.055		
During 2004:				17.6.99	2969	0	17/6/2002 - 16/6/2006					
SIP Ptnership shares 30.1.04	90			17.2.00	9803	0	17/2/2003 - 16/2/2007					
SIP Free shares 15.3.04	72			23.2.01	13731	0	23/2/2004 - 22/2/2008					
SIP Ptnership shares 9.7.04	92			12.3.02	9557	0	12/3/2005 - 11/3/2009					
				26.2.03	22365	0	26/2/2006 - 25/2/2010					
				3.3.04	27093	0	3/3/2007 - 2/3/2011					
			DBS Match	6.3.98	2531	0	6/3/2001 - 5/3/2005	20.12.04	2531	9.055		
		33783		17.6.99	5938	0	17/6/2002 - 16/6/2006				1734	4204
				17.2.00	19606	0	17/2/2003 - 16/2/2007				19606	
				23.2.01	41193	0	23/2/2004 - 22/2/2008					
				12.3.02	28671	0	12/3/2005 - 11/3/2009					
				26.2.03	44730	0	26/2/2005 - 25/2/2010					
				3.3.04	81279	0	3/3/2007 - 2/3/2011					
					766342						21340	
					Total options		787682					

Alliance & Leicester plc

Alliance & Leicester plc

Director's Interests - R L Banks (appointed 1.2.1998)

			Share Options:									
Shares and Beneficial interests :												
Brought forward at 1.1.2003			Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
In own name	918		SAYE 5 yr	11.8.98	513	6.72	1/11/2003 - 1/5/2004	1.11.03	(Co notified on 3.11.03)			
ShareSafe	3239		SAYE 5 yr	27.8.02	2094	6.32	1/11/2007 - 1/5/2008					
ShareAward 13.3.00 matured 13.3.03	1525											
ShareAward 15.3.01	1179		App ESOS	23.4.97	5628	5.33	23/4/2000 - 22/4/2007	26.2.04				
ShareAward 12.3.02	955			3.3.04	3488	8.6	3/3/2004 - 2/3/2014					
SharePlan Jul 01	110											
SharePlan Jan 02	92		Unapp ESOS	23.4.97	16417	5.33	23/4/2000 - 22/4/2004	3.4.03	16417	8.24		
SharePlan Jul 02	109	8127		6.3.98	38589	9.005	6/3/2001 - 5/3/2005					
				17.6.99	47320	8.77	17/6/2002 - 16/6/2006					
During 2003:				17.2.00	43137	5.1	17/2/2003 - 16/2/2007	3.4.03	43137	8.24		
DBS shares allotted 10.1.03	992			23.2.01	28731	6.7	23/2/2004 - 22/2/2008					
SharePlan (SIP Ptner shares) 30.1.03	101			23.7.01	14587	8.055	23/7/2004 - 22/7/2011					
Purchase (Caz) @ £8.24p on 3.4.03	13225			12.3.02	14038	8.37	12/3/2005 - 11/3/2012					
SIP Free shares 13.3.03	417			6.8.02	17924	7.95	6/8/2005 - 5/8/2012					
SIP Ptnership shares 30.7.03	101			26.2.03	25844	7.545	26/2/2006 - 25/2/2013					
SAYE shares allotted 1.11.03	513			1.9.03	25582	8.795	1/9/2006 - 31/8/2013					
		15349		3.3.04	20930	8.6	3/3/2007 - 2/3/2014					
Mrs E Banks (10.1.03)	1992			29.7.04	28776	8.34	29/7/2007 - 28/7/2014					
Mrs E Banks (26.2.04)	2814	4806	DBS Deferred	17.6.99	1884	0	17/6/2002 - 16/6/2006	13.12.02		allotted 10.01.03 :	1884	
Balance to date 31.12.03		28282		17.2.00	5882	0	17/2/2003 - 16/2/2007					
				23.2.01	8955	0	23/2/2004 - 23/2/2008					
During 2004:				12.3.02	2986	0	12/3/2005 - 12/3/2009					
SIP Ptnership shares 30.1.04	90			26.2.03	11689	0	26/2/2006 - 25/2/2010					
App ESO exercise 26.2.04	2814			3.3.04	9156	0	3/3/2007 - 2/3/2011					
SIP Free shares 15.3.04	72		DBS Match	17.6.99	3768	0	17/6/2002 - 16/6/2006	13.12.02		allotted		
SIP Ptnership shares 9.7.04	92			17.2.00	11764	0	17/2/2003 - 16/2/2007			10.01.03 :	1100	2668
				23.2.01	26865	0	23/2/2004 - 22/2/2008				11764	
				12.3.02	8958	0	12/3/2005 - 11/3/2009					
				26.2.03	35067	0	26/2/2006 - 25/2/2010					
Balance carried forward		31350		3.3.04	27468	0	3/3/2007 - 2/3/2011					
					404929						11764	

Alliance & Leicester plc

Director's Interests - Ms M Salmon (appointed 1.7.2004 to A&L plc)

Shares and Beneficial interests :

Held at date of appointment	1000
	1000

File No. 82-4964

	A	B	C	D	F	G	H	I	J	K	L	M	N	O
1	**Alliance & Leicester plc**													
2														
3	**Director's Interests - D J Bennett (appointed 1.1.2000)**													
4														
5	**Shares and Beneficial interests :**				**Share Options:**									
6	Brought forward at 1.1.2003				Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
7	In own name	250			SAYE 3 yr	23.8.99	1443	6.712	1/11/2002 - 1/5/2003					
8	ShareSafe	1443												
9	ShareAward 13.3.00 (in Sharesafe)	1525			App ESOS	17.6.99	3420	8.77	17/6/2002 - 16/6/2009					
10	ShareAward 15.3.01	1179			Unapp ESOS	17.6.99	42189	8.77	17/6/2002 - 16/6/2006					
11	ShareAward 12.3.02	955				17.2.00	45098	5.1	17/2/2003 - 16/2/2007	28/07/03	45098	8.68		
12	SharePlan Jul 01	110				23.2.01	36567	6.7	23/2/2004 - 22/2/2008					
13	SharePlan Jan 02	92				23.7.01	15518	8.055	23/7/2004 - 22/7/2011					
14	SharePlan Jul 02	109				12.3.02	16427	8.37	12/3/2005 - 11/3/2012					
15		5663				6.8.02	20441	7.95	6/8/2005 - 5/8/2012					
16	Mrs S Bennett in own name	250	5913			26.2.03	29821	7.545	26/2/2006 - 25/2/2013					
17						1.9.03	29846	8.795	1/9/2006 - 31/8/2013					
18	SIP Ptnership shares 30.1.03	101												
19	SIP Free Shares 13.3.03	417			DBS Deferred	23.2.01	7462	0	23/2/2004 - 22/2/2008					
20	Purchase ex Caz @£8.658	10835				12.3.02	3584	0	12/3/2005 - 11/3/2009					
21	SIP Ptnership shares 30.7.03	101				26.2.03	9642	0	26/2/2005 - 25/2/2010					
22														
23														
24					DBS Match	23.2.01	22386	0	23/2/2004 - 22/2/2008					
25			11454			12.3.02	10752	0	12/3/2005 - 11/3/2009					
26						26.2.03	28926	0	26/2/2005 - 25/2/2010					
27	Balance at 31.12.2003 c/fwd		17367											
28														
29	Summary:						276981							
30	In own name		14149											
31	Sharesafe		2968											
32	Mrs Bennett		250											
33														
34			17367											

	A	B	C	D	F	G	H	I	J	K	L	M	N	O
1	**Alliance & Leicester plc**													
2														
3	**Director's Interests - C S Rhodes (appointed 1.6.2002)**													
4														
5	**Shares and Beneficial Interests :**				**Share Options:**									
6	Brought forward at 1.1.2003				Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
7	ShareSafe	4397			SAYE 5 yr	27.8.02	2618	6.32	1/11/2007 - 1/5/2008					
8	ShareAward 13.3.00	1246			App ESOS	12.3.02	3584	8.37	12/3/2005 -11/3/2012					
9	ShareAward 15.3.01	1179			Unapp ESOS	6.3.98	7190	9.005	6/3/2001 - 5/3/2005					
10	ShareAward 12.3.02	955				4.3.99	14171	7.85	4/3/2002 - 3/3/2006					
11	SharePlan Jul 01	110				17.2.00	38235	5.1	17/2/2003 - 16/2/2007	28/07/03	38235	8.68		
12	SharePlan Jan 02	92				23.2.01	28544	6.7	23/2/2004 - 22/2/2008					
13	SharePlan Jul 02	109	8088			23.7.01	22243	8.055	23/7/2004 - 22/7/2011					
14						12.3.02	5885	8.37	12/3/2005 - 11/3/2012					
15	SIP Ptnership shares 30.1.03	101				6.8.02	20219	7.95	6/8/2005 - 5/8/2012					
16	SIP Free Shaers 13.3.03	417				26.2.03	23856	7.545	26/2/2006 - 25/2/2013					
17	Purchase ex Caz @£8.658	9186				1.9.03	23877	8.795	1/9/2006 - 31/8/2013					
18	SIP Ptnership shares 30.7.03	101												
19					DBS Deferred	15.3.01	3021	0	15/3/2004 - 14/3/2008					
20						23.3.02	1735	0	23/3/2005 - 22/3/2009					
21						26.2.03	8879	0	26/2/2005 - 25/2/2010					
22														
23			9805		DBS Match	15.3.01	3021	0	15/3/2004 - 14/3/2008					
24						12.3.02	1735	0	12/3/2005 - 11/3/2009					
25	Balance at 31.12.2003 c/fwd		17893			26.2.03	23856	0	26/2/2005 - 25/2/2010					
26														
27							194434							

Alliance & Leicester plc

Director's Interests - J R Windeler (appointed 10.10.96 to A&L plc, 1.9.1993 ALBS)

Shares and Beneficial interests :

Brought forward at 1.1.2003		
In own name	2250	
Nominee -Fidelity Securities	250	
ShareAward 15.3.01	1179	
ShareAward 12.3.02	955	
SharePlan Jul 01	110	
SharePlan Jan 02	92	
Mrs J L Windeler	30000	34836
Share option exercised 21/3/03		67164
Share option exercised 03/09/03		3229
Share option exercised 03/09/03		2580
Memo		
Transfer to Mrs W on 27/3/03		
Balance to date		107809

Summary:		
In own name	35223	
Nominee -Fidelity Securities	250	
ShareAward 15.3.01	1179	
ShareAward 12.3.02	955	
SharePlan Jul 01	110	
SharePlan Jan 02	92	37809
Mrs J L Windeler		70000
		107809

Share Options:

Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed	Held
SAYE 3 yr	21.8.00	2658	3.644	1/11/2003 - 1/5/2004	03/09/03					2580
App ESOS	27.2.00	6586	4.555	27/2/2003 - 26/2/2010	03/09/03	3357	8.97			3229
Unapp ESOS	27.2.00	190998	4.555	27/2/2003 - 26/2/2007	21/03/03	190998	8.367767			
	23.2.01	67164	6.7	23/2/2004 - 22/2/2008	21/03/03					67164
DBS Deferred	23.2.01	44776	0	23/2/2004 - 23/2/2008	21/03/03	44776	8.367767			
DBS Match	23.2.01	134328	0	23/2/2004 - 22/2/2008	21/03/03	134328	8.367767			

	A	B	C	D	F	G	H	I	J	K	L	M	N	O
1	**Alliance & Leicester plc**													
2														
3	**Alliance & Leicester plc**													
4														
5	**Director's Interests - R L Banks (appointed 1.2.1998)**				Share Options:									
6														
7	Shares and Beneficial Interests :													
8	Brought forward at 1.1.2003				Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
9	In own name	918			SAYE 5 yr	11.8.98	513	6.72	1/11/2003 - 1/5/2004	1.11.03	(Co notified on 3.11.03)			
10	ShareSafe	3239			SAYE 5 yr	27.8.02	2094	6.32	1/11/2007 - 1/5/2008					
11	ShareAward 13.3.00 matured 13.3.03	1525												
12	ShareAward 15.3.01	1179			App ESOS	23.4.97	5628	5.33	23/4/2000 - 22/4/2007					
13	ShareAward 12.3.02	955												
14	SharePlan Jul 01	110			Unapp ESOS	23.4.97	16417	5.33	23/4/2000 - 22/4/2004	3.4.03	16417	8.24		
15	SharePlan Jan 02	92				6.3.98	38589	9.005	6/3/2001 - 5/3/2005					
16	SharePlan Jul 02	109	8127			17.6.99	47320	8.77	17/6/2002 - 16/6/2006					
17						17.2.00	43137	5.1	17/2/2003 - 16/2/2007	3.4.03	43137	8.24		
18	During the year:					23.2.01	28731	6.7	23/2/2004 - 22/2/2008					
19	DBS shares allotted 10.1.03	992				23.7.01	14587	8.055	23/7/2004 - 22/7/2011					
20	SharePlan (SIP Ptner shares) 30.1.03	101				12.3.02	14038	8.37	12/3/2005 - 11/3/2012					
21	Purchase (Caz) @ £8.24p on 3.4.03	13225				6.8.02	17924	7.95	6/8/2005 - 5/8/2012					
22	SIP Free shares 13.3.03	417				26.2.03	25844	7.545	26/2/2006 - 25/2/2013					
23	SIP Ptnership shares 30.7.03	101				1.9.03	25582	8.795	1/9/2006 - 31/8/2013					
24	SAYE shares allotted 1.11.03	513												
25			15349									allotted		
26					DBS Deferred	17.6.99	1884	0	17/6/2002 - 16/6/2006	13.12.02		10.01.03 :	1884	
27	Mrs E Banks (10.1.03)		1992			17.2.00	5882	0	17/2/2003 - 16/2/2007					
28						23.2.01	8995	0	23/2/2004 - 23/2/2008					
29	Balance to date c/fwd		25468			12.3.02	2986	0	12/3/2005 - 12/3/2009					
30						26.2.03	11689	0	26/2/2006 - 25/2/2010					
31	**Summary:**											allotted		
32	Ordinary shares	17173			DBS Match	17.6.99	3768	0	17/6/2002 - 16/6/2006	13.12.02		10.01.03 :	1100	2668
33	ShareSafe	3239				17.2.00	11764	0	17/2/2003 - 16/2/2007					
34	ShareAward (SIP Free)	2134				23.2.01	26865	0	23/2/2004 - 22/2/2008					
35	SIP Free shares	930				12.3.02	8958	0	12/3/2005 - 11/3/2009					
36	Mrs E Banks	1992	25468			26.2.03	35067	0	26/2/2006 - 25/2/2010					
37														
38							332543							

	A	B	C	D	F	G	H	I	J	K	L	M	N	O
1	**Alliance & Leicester plc**													
2														
3	**Director's Interests - R A Pym (appointed 10.10.96 to A&L plc, 1.9.1993 ALBS)**													
4														
5	**Shares and Beneficial interests :**				**Share Options:**									
6	Brought forward at 1.1.2003													
7	In own name	8494			Option type	Date of grant	Number of options	Option price	Exercise period	Exercise date	Sold	Sell Price (£)	Vested	Lapsed
8	In ShareSafe	4049			SAYE 3 yr	27.8.02	1503	6.32	1/11/2005 - 1/5/2006					
9	ShareAward 13.3.00	1525												
10	ShareAward 15.3.01	1179			App ESOS	23.4.97	5628	5.33	23/4/2000 - 22/4/2007					
11	ShareAward 12.3.02	955												
12	SharePlan Jul 01	110			Unapp ESOS	23.4.97	76923	5.33	23/4/2000 - 22/ 4/2004	3.4.03	76923	8.24		
13	SharePlan Jan 02	92				6.3.98	31093	9.005	6/3/2001 - 5/3/2005					
14	SharePlan Jul 02	109				17.6.99	59293	8.77	17/6/2002 - 16/6/2006					
15		16513				17.2.00	60784	5.1	17/2/2003 - 16/2/2007					
16	Mrs L Pym - shares held in own name	250	16763			23.2.01	47761	6.7	23/2/2004 - 22/2/2008					
17						23.7.01	21104	8.055	23/7/2004 - 22/7/2011					
18						12.3.02	22700	8.37	12/3/2005 - 11/3/2012					
19	SIP Ptnership shares 30.1.03	101				6.8.02	32704	7.95	6/8/2005 - 5/8/2012					
20	SIP Free Shares 13.3.03	417				26.2.03	44731	7.545	26/2/2006 - 25/2/2013					
21	Purchase (Caz) @ £8.24p on 3.4.03	16147				1.9.03	51165	8.795	1/9/2006 - 31/8/2013					
22	SIP Ptnership shares 30.7.03	101			DBS Deferred									
23						6.3.98	2532	0	6/3/2001 - 5/3/2005					
24						17.6.99	2969	0	17/6/2002 - 16/6/2006					
25						17.2.00	9803	0	17/2/2003 - 16/2/2007					
26			16766			23.2.01	13731	0	23/2/2004 - 22/2/2008					
27	Balance c/fwd		33529			12.3.02	9557	0	12/3/2005 - 11/3/2009					
28						26.2.03	22365	0	26/2/2006 - 25/2/2010					
29	Summary:				DBS Match									
30	In own name		29230			6.3.98	2531	0	6/3/2001 - 5/3/2005					
31	Sharesafe		4049			17.6.99	5938	0	17/6/2002 - 16/6/2006				1734	4204
32	Mrs Pym		250			17.2.00	19606	0	17/2/2003 - 16/2/2007					
33						23.2.01	41193	0	23/2/2004 - 22/2/2008					
34			33529			12.3.02	28671	0	12/3/2005 - 11/3/2009					
35						26.2.03	44730	0	26/2/2005 - 25/2/2010					
36														
37							576154						1734	
38					Grand Total		577888							

28/04/05

Alliance & Leicester plc

Director's Interests - M P S Barton (appointed 13.5.98 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:

In own name	1500	
Purchased 12/02	5000	6500

Alliance & Leicester plc

Director's Interests - F A Cairncross (appointed 10.10.96 to A&L plc, 1.1.1992 ALBS)

Shares and Beneficial interests :

Brought forward 1.1.03:

In own name	7464	
Nominees:		
Charles Stanley Nom	2000	
R C Greig Nom	700	
PEPs:		
22.12.99	1500	
23.6.00	1050	12714

Alliance & Leicester plc

Director's Interests - the Hon David Brougham (appointed 8.5.2000 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:		
In own name	3000	
Prudential Bache Ltd	2000	5000

Alliance & Leicester plc

Director's Interests - R M McTighe (appointed 1.6.2000 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:

CWM Nominees Ltd	500

Alliance & Leicester plc

Director's Interests - E J Watts (appointed 8.5.2000 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:		
In own name	500	
Purchased 13.12.02	4500	5000

Alliance & Leicester plc

Director's Interests - M J Allen (appointed 1.1.2000 to A&L plc)

Shares and Beneficial interests :

Brought forward 1.1.03:	
In own name	500

Alliance & Leicester plc

Director's Interests - P J Stone (appointed 1.10.2003 to A&L plc)

Shares and Beneficial interests :

Held at date of appointment	4000

Alliance & Leicester plc

Director's Interests - Mrs J V Barker (appointed 1.1.2004 to A&L plc)

Shares and Beneficial interests :

Held at date of appointment	1500

File No. 82-4964

Name of Director and Connected Person	Facility	Account Number	Debt as at 1st Jan 2003 £	Debt as at 31 March 2003 £	debt as at 30 June 2003 £	Debt as at 30th Sept 2002 £	Debt as at 31 Dec 2003 £	Interest Rate (customer rate)	Advances during year	Max. Debt during year £	Amount of interest due not paid	Amount of Provision
M J Allen			N/A	N/A								
R L Banks	Car Purchase Plan	8011080	5,974.15	5,493.75	4,835.70	4,177.65	3,519.60	APR 7.6				
		4556 5355 8000 0482	733.34	N/A*								
		4938 4461 0763 5140	2,019.84	N/A*								
	Mortgage	098 100202 23 (01)	149,370.56	147,416.47	145,446.64	143,464.74	141,487.23	3.29				
	Mortgage	098 100202 23 (02)	170,320.71	168,213.79	166,127.35	164,061.40	161,995.45	4.39				
Mrs E Banks												
Thomas Banks												
Joseph Banks												
M P S Barton		4552 9975 0412 4638	Closed	N/A*								
		4556 5355 9122 3834	1,616.17	N/A*								
		098 178737 61 (01)				599,972.60	350,490.58	4.24	600,000			
D J Bennett		4556 5355 0705 0388	Lost	N/A*								
		4556 5355 9126 5637	Lost	N/A*								
		4556 5355 9129 5998	652.64	N/A*								
Mrs S E Bennett												
D P Brougham												
F A Cairncross		5456 6456 0800 4073	2,519.17	N/A*								
Mr H McRae												
R M Mctighe		4556 5355 0156 7338	Stolen	N/A*								
		4556 5355 9127 9497	543.63	N/A*								
	Loan from Girobank	RM McTighe Deal	0.00	650,000.00	650,000.00	0.00						
R A Pym												
Mrs L I Pym												
Edward Pym												
C S Rhodes	Personal Loan	79082202	0.00	0.00								
	Personal Loan	86542164	12,879.24	11,122.98	9,366.72	7,610.46	5,854.20					
J H Rhodes	Mortgage	097 226981 67 (01)	32,438.82	33,111.53	32,240.16	31,371.86	30,503.56	3.45				
	Mortgage	097 226981 67 (02)	100,130.31	100,130.31	97,087.27	94,958.84	92,830.41	3.45				
	Mortgage	097 904089 73 (01)	155,585.68	74,281.94	74,281.94	70,632.17	109,177.40	4.7				
E J Watts												
J R Windeler		4556 5355 0700 9483	675.22	N/A*								
		5459 9576 0828 8490	3,368.54	N/A*								

* Credit Card business transferred to MBNA on 9 March 2003. Therefore debt is with MBNA and not Alliance & Leicester plc.

Name of Director and Connected Person	Facility	Account Number	Debt as at 1st Jan 2004 £	Debt as at 31 March 2004 £	debt as at 30 June 2004 £	Debt as at 30th Sept 2004 £	Debt as at 31 Dec 2004 £	Interest Rate (customer rate)	Advances during year	Max. Debt during year £	Amount of interest due not paid	Amount of Provision
M J Allen			N/A									
R L Banks	Car Purchase Plan	8011080	3,519.60	2,861.55	2,203.50	1,326.10						
	Mortgage	098 100202 23 (01)	141,487.23	139,453.65	137,456.11	135,519.06	134,276.96	6.84				
	Mortgage	098 100202 23 (02)	161,995.45	159,813.06	157,630.67	155,467.71	153,304.75	6.84				
Mrs E Banks												
Thomas Banks												
Joseph Banks												
M P S Barton		098 178737 61 (01)	350,490.58	350.469.71	350,447.76	350,466.95	350,486.14	6.84				
D J Bennett												
Mrs S E Bennett												
D P Brougham												
F A Caimcross												
Mr H McRae												
R M Mctighe												
R A Pym												
Mrs L I Pym												
Edward Pym												
C S Rhodes	Personal Loan	86542164	5,854.20	3,512.52	2,341.68	585.42	Nil					
J H Rhodes	Mortgage	097 226981 67 (01)	30,503.56	30,404.51	29,467.91	28,534.19	27,600.00	6.84				
	Mortgage	097 226981 67 (02)	92,830.41	90,627.53	88,424.65	86,230.52	84,036.39	6.84				
	Mortgage	097 904089 73 (01)	109,177.40	17,308.69	22,963.42	52,028.83	50,156.89	6.84				
E J Watts												
J R Windeler												

Name of Director and Connected Person	Facility	Account Number	Debt as at 1st Jan 2005 £	Debt as at 31 March 2005 £	debt as at 30 June 2005 £	Debt as at 30th Sept 2005 £	Debt as at 31 Dec 2005 £	Interest Rate (customer rate)	Advances during year	Max. Debt during year £	Amount of interest due not paid	Amount of Provision
M J Allen Mrs L A Allen			N/A									
R L Banks	Car Purchase Plan	8011080	864.32	227.86								
	Mortgage	098 100202 23 (01)	134,276.96	132,318.34								
	Mortgage	098 100202 23 (02)	153,304.75	151,068.31								
Mrs E Banks Thomas Banks Joseph Banks												
M P S Barton Mrs J M Barton		098 178737 61 (01)	350,486.14	350,434.08								
Mrs J V Barker												
D J Bennett Mrs S E Bennett												
D P Brougham Mrs C Brougham												
R M Mctighe												
R A Pym Mrs L I Pym Edward Pym												
C S Rhodes	Personal Loan	86542164	Nil	Nil								
J H Rhodes	Mortgage	097 226981 67 (01)	27,600.00	27,208.49								
	Mortgage	097 226981 67 (02)	84,036.39	80,990.69								
	Mortgage	097 904089 73 (01)	50,156.89	13,494.89								
Mrs M Salmon												
E J Watts Mrs L Gernon-Watts												
J R Windeler Mrs J L Windeler												

File No. 82-4964

Alliance
Leicester

Alliance & Leicester plc

(incorporated with limited liability in England and Wales under the Companies Act 1985 with registered number 3263713)

£300,000,000

5.827 per cent. Step-up Callable Perpetual Preferred Securities

Issue price: 100 per cent.

The £300,000,000 5.827 per cent. Step-up Callable Perpetual Preferred Securities (the "**Preferred Securities**") of Alliance & Leicester plc (the "**Bank**") will bear interest from (and including) 22nd March, 2004 to (but excluding) 22nd March, 2016 at a rate of 5.827 per cent. per annum, payable annually in arrear on 22nd March in each year starting on 22nd March, 2005. Thereafter, the Preferred Securities will bear interest at a rate, reset every five years, of 2.13 per cent. per annum above the gross redemption yield on a specified United Kingdom government security, payable annually in arrear on 22nd March in each year, all as more particularly described in "*Terms and Conditions of the Preferred Securities - 5. Coupon Payments*". Payments (which term, as defined herein, does not include principal) may be deferred as described in "*Terms and Conditions of the Preferred Securities - 4. Deferrals*", but (i) the Bank may not declare, pay or distribute interest or dividends or other payments on any of its issued Tier 1 Capital (as defined herein) or make a payment on a Tier 1 Guarantee (as defined herein) and (ii) the Bank will procure that no payment is made by any subsidiary undertaking on any security (howsoever named or designated) benefiting from a Tier 1 Guarantee, in each case whilst any Payments are deferred. Investors will always receive payments made in respect of Preferred Securities in cash. However, if the Bank defers a Payment it must, or if and to the extent the Bank so elects at any time it may, satisfy its obligation to make any Payment to holders of the Preferred Securities by the mechanism described in Condition 6 (the "**Alternative Coupon Satisfaction Mechanism**").

The Preferred Securities are redeemable at the option of the Bank on 22nd March, 2016 (the "**First Reset Date**") or on any Coupon Payment Date (as defined herein) thereafter at their principal amount together with any Outstanding Payments (as defined herein). In addition, upon the occurrence of certain tax or regulatory events, the Preferred Securities may at the Bank's option be either (i) exchanged or their terms varied so that they become Upper Tier 2 Securities (as defined herein) at any time, provided that if such tax or regulatory events do or would persist after such exchange or variation or certain other provisions apply, the Preferred Securities may be redeemed at their principal amount together with any Outstanding Payments, or (ii) redeemed at the price specified herein, as more particularly described in "*Terms and Conditions of the Preferred Securities - 7. Exchange, Variation, Redemption and Purchase*"

Under existing Financial Services Authority ("**FSA**") requirements, the Bank may not redeem or purchase any Preferred Securities unless the FSA, having been notified by the Bank, has confirmed it has no objection to such redemption or purchase. The Preferred Securities will be unsecured securities of the Bank and will be subordinated to the claims of Creditors (as defined herein) in that no payment of principal or interest in respect of the Preferred Securities shall be due and payable except to the extent that the Bank could make such payment and still be considered solvent immediately thereafter.

In the event of either the winding-up of the Bank or the appointment of an administrator of the Bank where the administrator has given notice that he/she intends to declare and distribute a dividend, holders of the Preferred Securities will, for the purpose only of calculating the amounts payable by the Bank in respect of each Preferred Security, be treated as if, on the day prior to the commencement of the winding-up or such administration, as the case may be, and thereafter, they were the holders of preference shares ranking *pari passu* with the holders of that class or classes of preference shares (if any) from time to time issued by the Bank which have a preferential right to a return of assets in the winding-up or such administration, as the case may be, over, and so rank ahead of, the holders of all other classes of the issued shares of the Bank but junior to any notional class of preference shares in the capital of the Bank by reference to which the amount payable in respect of any Junior Subordinated Debt (as defined herein) in the winding-up or such an administration of the Bank is determined. See "*Terms and Conditions of the Preferred Securities - 3. Winding-up and Administration*".

For a description of certain matters that prospective investors should consider, see "*Investment Considerations*".

Application has been made to the FSA in its capacity as competent authority (the "**UK Listing Authority**") under the Financial Services and Markets Act 2000 (the "**FSMA**") for the Preferred Securities to be admitted to the official list of the UK Listing Authority (the "**Official List**") and to the London Stock Exchange plc (the "**London Stock Exchange**") for the Preferred Securities to be admitted to trading on the London Stock Exchange's market for listed securities.

The Preferred Securities are expected to be assigned, on issue, a rating of "A-" by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc., a rating of "A3" by Moody's Investors Service, Inc. and a rating of "A+" by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.

UBS Investment Bank

Barclays Capital | **Cazenove** | **Lehman Brothers**

Citigroup | **Dresdner Kleinwort Wasserstein**
HSBC | **JPMorgan**
Morgan Stanley | **Nomura International**

18th March, 2004

The Bank accepts responsibility for the information contained in this Offering Circular. To the best of the knowledge and belief of the Bank (which has taken all reasonable care to ensure that such is the case) the information contained in this Offering Circular is in accordance with the facts and does not omit anything likely to affect the import of such information.

This Offering Circular comprises listing particulars approved by the UK Listing Authority as required by the FSMA prepared for the purpose of giving information with regard to the Bank and its subsidiaries (together, the "**A&L Group**"), and the Preferred Securities. A copy of this Offering Circular has been delivered for registration to the Registrar of Companies in England and Wales in accordance with section 83 of the FSMA.

In connection with the issue and sale of the Preferred Securities, no person is or has been authorised by the Bank to give any information or to make any representation not contained in this Offering Circular and, if given or made, such information or representation must not be relied upon as having been authorised by the Bank or any of the Managers (as defined in "*Subscription and Sale*" below) or J.P. Morgan Corporate Trustee Services Limited (the "**Trustee**").

Neither the Managers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Managers or the Trustee as to the accuracy or completeness of the information contained in this Offering Circular or any other information provided by the Bank in connection with the issue of the Preferred Securities. No Manager or the Trustee accepts any liability in relation to the information contained in this Offering Circular or any other information provided by the Bank in connection with the issue of the Preferred Securities.

Neither this Offering Circular nor any other information supplied in connection with the issue of the Preferred Securities (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Bank or any of the Managers or the Trustee that any recipient of this Offering Circular or any other information supplied in connection with the issue of the Preferred Securities should purchase any Preferred Securities. Each investor contemplating purchasing any Preferred Securities should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Bank. Neither this Offering Circular nor any other information supplied in connection with the issue of the Preferred Securities constitutes an offer or invitation by or on behalf of the Bank or any of the Managers or the Trustee to any person to subscribe for or to purchase any Preferred Securities.

Neither the delivery of this Offering Circular nor the offering, sale or delivery of any Preferred Securities shall in any circumstances imply that the information contained herein concerning the Bank is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Offering Circular is correct as of any time subsequent to the date indicated in the document containing the same.

This Offering Circular does not constitute an offer to sell or the solicitation of an offer to buy any Preferred Securities in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Offering Circular and the offer or sale of Preferred Securities may be restricted by law in certain jurisdictions. None of the Bank, the Managers and the Trustee represents that this Offering Circular may be lawfully distributed, or that any Preferred Securities may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Bank, the Managers or the Trustee (save for the approval of this Offering Circular as listing particulars by the UK Listing Authority and delivery of a copy of this Offering Circular to the Registrar of Companies in England and Wales) which would permit a public offering of any Preferred Securities or distribution of this Offering Circular in any jurisdiction where action for that purpose is required. Accordingly, no Preferred Securities may be offered or sold, directly or indirectly, and neither this Offering Circular nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Offering Circular or any Preferred Securities may come must inform themselves about, and observe, any such restrictions on the distribution of this Offering Circular and the offering and sale of the Preferred Securities. In particular, there are restrictions on the distribution of this Offering Circular and the offer or sale of Preferred Securities in the United States and the United Kingdom (see "*Subscription and Sale*" below).

The Preferred Securities have not been, and will not be, registered under the United States *Securities Act of 1933*, as amended, and are subject to United States tax law requirements. Subject to certain exceptions, the Preferred Securities may not be sold or delivered, directly or indirectly, within the United States or to U.S. persons (see "*Subscription and Sale*" below).

In this Offering Circular, all references to "**£**" and "**Sterling**" are to pounds sterling and to "**p**" are to pence.

IN CONNECTION WITH THE ISSUE OF THE PREFERRED SECURITIES, UBS LIMITED OR ANY PERSON ACTING FOR IT MAY OVER-ALLOT OR EFFECT TRANSACTIONS WITH A VIEW TO SUPPORTING THE MARKET PRICE OF THE PREFERRED SECURITIES AT A LEVEL HIGHER THAN THAT WHICH MIGHT OTHERWISE PREVAIL FOR A LIMITED PERIOD. HOWEVER THERE MAY BE NO OBLIGATION ON UBS LIMITED OR ANY PERSON ACTING FOR IT TO DO THIS. SUCH STABILISING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME AND MUST BE BROUGHT TO AN END AFTER A LIMITED PERIOD.

CONTENTS

SUMMARY

The following summary refers to certain provisions of the Terms and Conditions of the Preferred Securities and the Trust Deed and insofar as it refers to the Terms and Conditions of the Preferred Securities is qualified by the more detailed information contained elsewhere in this Offering Circular. Defined terms used herein have the meaning given to them in "Terms and Conditions of the Preferred Securities".

Issuer:	Alliance & Leicester plc.
Trustee:	J.P. Morgan Corporate Trustee Services Limited.
Issue Size:	£300,000,000, consisting of Preferred Securities in the denominations of £1,000, £10,000 and £100,000.
No fixed maturity:	The Preferred Securities are perpetual securities and have no maturity date. However, the Preferred Securities may be redeemed in whole but not in part at the option of the Bank, subject to prior notification to, and confirmation of no objection from, the FSA and to the Solvency Condition having been met, at their principal amount together with any Outstanding Payments on 22nd March, 2016 or any Coupon Payment Date thereafter.
Interest:	The Preferred Securities bear interest at a rate of 5.827 per cent. per annum from (and including) 22nd March, 2004 to (but excluding) 22nd March, 2016 and thereafter at a rate per annum, reset every five years, of 2.13 per cent. above the gross redemption yield on a specified United Kingdom government security.
Coupon Payment Dates:	Subject as described below, Coupon Payments will be payable annually in arrear on 22nd March in each year from (and including) 22nd March, 2005.
Subordination:	The Preferred Securities constitute direct, unsecured and subordinated securities of the Bank and rank *pari passu* without any preference among themselves. The rights and claims of the Holders and the Couponholders under the Preferred Securities are subordinated to the claims of Creditors. No payment in respect of the Preferred Securities shall be due and payable except to the extent that the Bank is considered solvent at the time of such payment and could make such payment and still be considered solvent immediately thereafter.
Winding-up Claims:	In the event of either the winding-up of the Bank or the appointment of an administrator of the Bank where the administrator has given notice that he/she intends to declare and distribute a dividend, the Holders will, for the purpose only of calculating the amounts payable by the Bank in respect of each Preferred Security, be treated as if, on the day prior to the commencement of the winding-up or such administration and thereafter, they were the holders of preference shares having an equal right to a return of the assets of the Bank in the winding-up or such administration to the holders of that class or classes of preference shares (if any) of the Bank which have a preferential right to a return of assets in the winding-up or such administration over, and so rank ahead of the holders of, all other classes of the issued shares of the Bank. Such class of preference shares would rank junior to the claims of Creditors and junior to any notional class of preference shares in the capital of the Bank by reference to which the amount payable in respect of any Junior Subordinated Debt in the winding-up or such administration of the Bank is determined.

Exceptional Deferral of Payments:

If the Bank determines, on the 20th Business Day prior to the date on which any Payment (which term does not include any payment of principal) would, in the absence of deferral in accordance with Condition 4, be due and payable that it is, or payment of the relevant Payment will result in the Bank being, in non-compliance with applicable Capital Regulations, the Bank may defer such Payment.

Such exceptionally deferred Payment may be satisfied at any time (provided that at the time of satisfying such Payment, the Exceptional Deferral Condition fails to be met) by the Bank giving not less than 16 Business Days notice of such satisfaction. Unless the Bank elects to defer such Payment pursuant to its general right to defer referred to below, such exceptionally deferred Payment must be satisfied on the Coupon Payment Date next following the 19th Business Day after the Bank determines that it no longer is, and such Payment will not result in it being, in non-compliance with such applicable Capital Regulations.

No interest will accrue on such exceptionally deferred Payment.

General Deferral of Payments:

The Bank may elect to defer any Payment (which term does not include any payment of principal) on the Preferred Securities for any period of time. However, the deferred Payment will bear interest at 2 per cent. per annum above the then current rate of interest on the Preferred Securities for such period of time.

Dividend Restriction during Period of Deferral:

If the Bank defers a Payment for any reason as described above then, while any Payment is so deferred, the Bank may not declare, pay or distribute interest or dividends or other payments on any of its issued Tier 1 Capital or make any payment on a Tier 1 Guarantee and the Bank will procure that no payment is made by any subsidiary undertaking on any security (howsoever named or designated) benefiting from a Tier 1 Guarantee.

Alternative Coupon Satisfaction Mechanism:

Investors will always receive payments made in respect of Preferred Securities in cash. However, if the Bank defers a Payment it must, or if and to the extent the Bank so elects at any time it may, satisfy its obligation to make any Payment (which term does not include any payment of principal) to Holders by the Alternative Coupon Satisfaction Mechanism (as further described in Condition 6).

Insuffiency:

The Bank is required, subject to compliance with the requirements of any applicable law, to use its reasonable endeavours to keep available for issue enough Ordinary Shares as it reasonably considers would be required to be issued to satisfy the requirement to issue Payment Ordinary Shares in connection with the next Coupon Payment.

Market Disruption Event:

If a Market Disruption Event exists on or after the 15th Business Day preceding any date upon which the Bank is due to satisfy a Payment using the Alternative Coupon Satisfaction Mechanism, the Payment to Holders may be deferred until the Market Disruption Event no longer exists. Any such deferred Payment shall bear interest at the then current rate applicable to the Preferred Securities if the Market Disruption Event continues for 14 days or more.

Suspension:

If, following any take-over offer or any reorganisation, restructuring or scheme of arrangement, the company which, prior to such event was the Ultimate Owner ceases to be the Ultimate Owner, then, unless a Permitted Restructuring Arrangement shall be put in place within six months of the occurrence of a Permitted

Restructuring and subject as provided in Condition 8(d), such changes to the documentation relating to the Preferred Securities as determined by an independent investment bank to be appropriate in order to preserve substantially the economic effect for the Holders of a holding of the Preferred Securities prior to the Suspension will be made by the Bank and the Trustee.

Pending such changes or such Permitted Restructuring Arrangement, the Bank will be unable to satisfy Payments using the Alternative Coupon Satisfaction Mechanism.

If the investment bank is unable to determine appropriate amendments, as notified to, *inter alios*, the Bank and the Trustee, the Preferred Securities will (subject to prior notification to, and confirmation of no objection from, the FSA and to the prior agreement of the new Ultimate Owner) be redeemed, each at the Redemption Price together with any Outstanding Payments, not later than the 60th Business Day following the giving of notice by the Bank to the Holders (see "*Terms and Conditions of the Preferred Securities – 8. Payments – (d) Suspension*").

Additional Amounts:

The Bank will pay additional amounts to Holders to gross up payments upon the imposition of UK withholding tax, subject to customary exceptions.

Exchange, Variation or Redemption for Taxation / Regulatory Reasons:

Upon the occurrence of certain taxation events or if at any time securities in the nature of and including the Preferred Securities cease to qualify as Tier 1 Capital, the Bank may, subject to prior notification to, and confirmation of no objection from, the FSA, either:

(a) at any time exchange the Preferred Securities for, or vary the terms of the Preferred Securities so that they become, Upper Tier 2 Securities provided that, if such taxation event also affects or would affect the Upper Tier 2 Securities or if such exchanged or varied securities do not or would not qualify as Upper Tier 2 Capital or if certain other provisions apply, the Bank may, subject to the Solvency Condition being met, redeem all, but not some only, of the Preferred Securities at their principal amount together with any Outstanding Payments; or

(b) subject to the Solvency Condition being met, redeem all, but not some only, of the Preferred Securities, each at the price provided for under "*Terms and Conditions of the Preferred Securities – 7. Exchange, Variation, Redemption and Purchase*".

Purchases:

Each of the Bank and any Subsidiary of the Bank may, subject to prior notification to, and confirmation of no objection from, the FSA and to the Solvency Condition having been met, purchase Preferred Securities in any manner and at any price, together with all unmatured Coupons and Talons appertaining thereto.

Remedy for Non-Payment:

The sole remedy against the Bank available to the Trustee or any Holder of Preferred Securities for recovery of amounts owing in respect of the Preferred Securities will be the institution of proceedings for the winding-up in England of the Bank and/or proving in such winding-up or in the administration of the Bank.

Form:	Bearer.
	The Preferred Securities will be represented initially by a temporary global Preferred Security (the "**Temporary Global Preferred Security**"), which will be deposited outside the United States with a common depository for Clearstream Banking, société anonyme ("**Clearstream, Luxembourg**") and Euroclear Bank S.A./ N.V. as operator of the Euroclear System ("**Euroclear**") on or about 22nd March, 2004.
	Interests in the Temporary Global Preferred Security will be exchangeable for interests in a permanent global Preferred Security (the "**Permanent Global Preferred Security**") on or after a date which is expected to be 3rd May, 2004 upon certification as to non-US beneficial ownership as required by US Treasury regulations and as described in the Temporary Global Preferred Security.
	Preferred Securities in definitive bearer form with coupons and a talon attached on issue will only be issued in exchange for interests in the Permanent Global Preferred Security (a) if the Permanent Global Preferred Security is held on behalf of Euroclear and/or Clearstream, Luxembourg and/or an Alternative Clearing System (as defined in "*Summary of Provisions relating to the Preferred Securities while in Global Form*") and each such clearing system is closed for business for a continuous period of 14 days (other than by reason of public holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so or (b) at any time at the option of the Bank.
Listing:	Application has been made to list the Preferred Securities on the Official List and for their admission to trading on the London Stock Exchange.
Rating:	The Preferred Securities are expected to be assigned, on issue, a rating of "A–" by Standard & Poor's Rating Services, a division of the McGraw-Hill Companies, Inc., a rating of "A3" by Moody's Investors Service, Inc. and a rating of "A+" by Fitch Ratings Ltd. A credit rating is not a recommendation to buy, sell or hold securities and may be subject to revision, suspension or withdrawal at any time by the relevant rating organisation.
Governing Law:	English.

INVESTMENT CONSIDERATIONS

The following is a summary of certain aspects of the Preferred Securities of which prospective investors should be aware. This summary is not intended to be exhaustive and prospective investors should carefully consider the following information in conjunction with the other information contained in this Offering Circular.

Deferral

The Bank may elect to defer any Payment (such term does not include principal) on the Preferred Securities for any period of time, as more particularly described in "*Terms and Conditions of the Preferred Securities – 4. Deferrals*". Any such deferred payment will, unless it is an exceptional deferral as described under "*Terms and Conditions of the Preferred Securities – 4. Deferrals – (a) Exceptional Deferral of Payments*", bear interest at 2 per cent. above the then current interest rate. A deferred payment which is an exceptional deferral will not bear interest at such increased rate on the Preferred Securities. During the period of such deferral, the Bank will be prohibited from declaring, paying or distributing interest or dividends or other payments on any of its issued Tier 1 Capital or making a payment on a Tier 1 Guarantee and the Bank will procure that no payment is made by any subsidiary undertaking on any security (howsoever named or designated) benefiting from a Tier 1 Guarantee.

Perpetual securities

The Bank is under no obligation to redeem the Preferred Securities at any time (save in the particular circumstances referred to in "*Terms and Conditions of the Preferred Securities – 8. Payments – (d) Suspension*") and the Holders have no right to call for their redemption.

Redemption risk

Upon the occurrence of certain specified tax and regulatory events, the Preferred Securities may, subject to prior notification to, and confirmation of no objection from, the FSA, be either (i) subject to the Solvency Condition being met, redeemed at a price provided in "*Terms and Conditions of the Preferred Securities – 7. Exchange, Variation, Redemption and Purchase*" or (ii) exchanged for, or their terms varied so that they become, Upper Tier 2 Securities or, if any such specified tax event applies or would apply to the Upper Tier 2 Securities or certain other provisions, including regulatory provisions, apply, the Preferred Securities may, subject to the Solvency Condition being met, be redeemed, at their principal amount together with any Outstanding Payments (see "*Terms and Conditions of the Preferred Securities – 7. Exchange, Variation, Redemption and Purchase – (c) Exchange, Variation or Redemption due to Taxation* and *(d) Exchange, Variation or Redemption for Regulatory Purposes*").

No limitation on issuing debt or senior or *pari passu* securities

There is no restriction on the amount of debt which the Bank may issue which ranks senior to the Preferred Securities or on the amount of securities which the Bank may issue which rank senior to, or *pari passu* with, the Preferred Securities. The issue of any such debt or securities may reduce the amount recoverable by Holders in the event of either a winding-up of the Bank or the appointment of an administrator of the Bank where the administrator has given notice that he/she intends to declare and distribute a dividend and/or may increase the likelihood of a deferral of Payments under the Preferred Securities.

Availability of shares

If the Bank is to make a Payment using the Alternative Coupon Satisfaction Mechanism and insufficient Ordinary Shares are available, then the Bank's payment obligation shall be suspended to the extent of such insufficiency and, except in the case of Exceptionally Deferred Coupon Payments, shall bear interest at 2 per cent. *per annum* above the then current interest rate applicable to the Preferred Securities, until such time as sufficient Ordinary Shares are available to satisfy all or part of the suspended payment obligation, as more particularly described in "*Terms and Conditions of the Preferred Securities – 6. Alternative Coupon Satisfaction Mechanism – (d) Insufficiency*".

Market Disruption Event

If, following a decision by the Bank to satisfy a Payment using the Alternative Coupon Satisfaction Mechanism, a Market Disruption Event exists, the payment to Holders may be deferred until the cessation of such Market Disruption Event, as more particularly described in "*Terms and Conditions of the Preferred Securities - 6. Alternative Coupon Satisfaction Mechanism - (e) Market Disruption*". Any such deferred Payments shall bear interest at the then current rate applicable to the Preferred Securities if the Market Disruption Event continues for 14 days or more.

Restricted remedy for non-payment

In accordance with current FSA requirements for subordinated capital, the sole remedy against the Bank available to the Trustee or any Holder for recovery of amounts owing in respect of any Payment or principal in respect of the Preferred Securities will be the institution of proceedings for the winding-up in England of the Bank and/or proving in such winding-up or the administration of the Bank.

Absence of prior public markets

The Preferred Securities constitute a new issue of securities by the Bank. Prior to this issue, there will have been no public market for the Preferred Securities. Although application has been made for the Preferred Securities to be admitted to the Official List and to trading on the London Stock Exchange, there can be no assurance that an active public market for the Preferred Securities will develop and, if such a market were to develop, the Managers are under no obligation to maintain such a market. The liquidity and the market prices for the Preferred Securities can be expected to vary with changes in market and economic conditions, the financial condition and prospects of the Bank and the A&L Group and other factors that generally influence the market prices of securities.

TERMS AND CONDITIONS OF THE PREFERRED SECURITIES

The following, subject to alteration, are the Conditions of the Preferred Securities which will be endorsed on each Preferred Security in definitive form (if issued):

The Preferred Securities are constituted by the Trust Deed. The issue of the Preferred Securities was authorised pursuant to resolutions of the Board of Directors of the Bank passed on 29th January, 2004 and 26th February, 2004. The statements in these terms and conditions (the "**Conditions**") include summaries of, and are subject to, the detailed provisions of the Trust Deed. Copies of the Trust Deed, the Agency Agreement and the Calculation Agency Agreement are available for inspection during normal business hours by the Holders and the Couponholders at the principal office of the Trustee, being at 18th March, 2004 at Trinity Tower, 9 Thomas More Street, London E1W 1YT, and at the specified office of each of the Paying Agents. The Holders and the Couponholders are entitled to the benefit of, are bound by, and are deemed to have notice of, all the provisions of the Trust Deed, the Agency Agreement and the Calculation Agency Agreement applicable to them.

1. Form, Denomination and Title

(a) Form and Denomination

The Preferred Securities are serially numbered and in bearer form in the Authorised Denominations each with Coupons and one Talon attached on issue. A Preferred Security of one Authorised Denomination may not be exchanged for a Preferred Security of another Authorised Denomination.

(b) Title

Title to the Preferred Securities, Coupons and Talons shall pass by delivery. The bearer of any Preferred Security will (except as otherwise required by law or as ordered by a court of competent jurisdiction) be treated as its absolute owner for all purposes (whether or not it is overdue and regardless of any notice of ownership, trust or any interest in it or its theft or loss or anything written on it) and no person will be liable for so treating the Holder.

2. Status and Subordination of the Preferred Securities

(a) Status

The Preferred Securities constitute direct, unsecured, subordinated securities of the Bank and rank *pari passu* without any preference among themselves.

(b) Subordination

(i) *Condition of Payment by the Bank:* The rights and claims of the Holders and the Couponholders are subordinated to the claims of all Creditors, in that payments in respect of the Preferred Securities (and the issue of Ordinary Shares in accordance with Condition 6) are conditional upon the Bank being considered solvent at the time of such payment (or at the time of issue of such Ordinary Shares) by the Bank and in that no principal or Payments shall be due and payable in respect of the Preferred Securities (including the issue of Ordinary Shares in accordance with Condition 6) except to the extent that the Bank could make such payment (or make such issue of Ordinary Shares) and still be considered solvent immediately thereafter.

For the purposes of these Conditions, the Bank shall be considered solvent if both (a) it is able to pay its debts owed to its Creditors as they fall due and (b) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Creditors). For the purposes of this Condition 2*(b)*(i) any reference to a payment by the Bank in respect of a Preferred Security shall be deemed to include a purchase of such Preferred Security by the Bank.

(ii) *Winding-Up Claims:* Amounts representing any payments of principal or interest in respect of which the conditions referred to in Condition 2*(b)*(i) are not satisfied on the date upon which the same would otherwise be due and payable ("**Winding-Up Claims**") will be payable by the Bank in a winding-up of the Bank, or in an administration of the Bank following notice by the administrator that he/she intends to declare and distribute a dividend, as provided in Condition 3 and on any redemption pursuant to Condition 7*(b)*, 7*(c)*, 7*(d)* or 8*(d)* provided that in the event that prior to any winding-up or administration of the Bank, the Bank shall again be solvent and would be solvent immediately after making payment of such Winding-Up Claims, then the Bank shall promptly notify the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent of such fact and the Winding-Up Claims shall, subject to Condition 2*(b)*(i), be due and payable on

the 16th Business Day after the Bank shall have given such notice. A Winding-Up Claim shall not bear interest unless the Bank shall be solvent once again, in which case any such Winding-Up Claim shall bear interest as provided in Condition *6(e)* from (and including) the date the Bank is so solvent again to (but excluding) the relevant payment date. In the event that the Bank shall be solvent once again, the Dividend Restriction shall apply from the date that the Bank is so solvent again until the relevant payment date.

(iii) *Set-off:* Subject to applicable law, no Holder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Bank arising under or in connection with the Preferred Securities or the Coupons and each Holder and Couponholder shall, by virtue of being the bearer of any Preferred Security or Coupon, be deemed to have waived all such rights of set-off, compensation or retention.

For the avoidance of doubt, if the Bank is not solvent for the purposes of this Condition *2(b)*, any sums which would otherwise be payable in respect of the Preferred Securities by the Bank will instead be available to absorb losses of the Bank.

(iv) By their acquisition of Preferred Securities, Holders will be deemed to have agreed that:

(x) subject to all applicable laws, the Bank has no liability to make any payment to the extent to which that liability would cause the Bank to become insolvent (solvency being determined as provided above) if it made such payment or to the extent that the Bank's Liabilities exceed, or in making such payment would exceed, its Assets; and

(y) so far as permitted by law, the Bank and its Directors can continue to trade in what they consider to be the best interests of the Bank and, in doing so, may consider the interests of the Creditors even if this prejudices the interests of the Holders.

(c) Reports as to solvency

A report as to the solvency of the Bank by two Directors of the Bank or, in certain circumstances as provided in the Trust Deed, the Auditors or, if the Bank is being wound-up, its liquidator, or if the Bank is in administration, its administrator, shall, in the absence of manifest error, be treated and accepted by the Bank, the Trustee, the Holders and the Couponholders as correct and sufficient evidence thereof.

3. Winding-up and Administration

If at any time an order is made, or an effective resolution is passed, for the winding-up of the Bank (except in any such case a solvent winding-up solely for the purposes of a reconstruction, amalgamation, reorganisation, merger or consolidation on terms previously approved in writing by the Trustee or by an Extraordinary Resolution (as defined in the Trust Deed)) or if, following the appointment of an administrator of the Bank, the administrator gives notice that he/she intends to declare and distribute a dividend, there shall be payable by the Bank in respect of each Preferred Security and Coupon (in lieu of any other payment by the Bank), such amount, if any, as would have been payable to the holder of such Preferred Security and Coupon if, on the day prior to the commencement of the winding-up or such administration and thereafter, such Holder were the holder of one of a class of preference shares in the capital of the Bank (the "**Notional Preference Shares**") having an equal right to a return of assets in the winding-up or such administration to, and so ranking *pari passu* with, the holders of that class or classes of preference shares (if any) from time to time issued by the Bank which have a preferential right to a return of assets in the winding-up or such administration over, and so rank ahead of, the holders of all other classes of issued shares for the time being in the capital of the Bank, but ranking junior to the claims of Creditors and junior to any notional class of preference shares in the capital of the Bank by reference to which the amount payable in respect of any Junior Subordinated Debt in the winding-up or such administration of the Bank is determined and senior to all other classes of issued shares (save as aforesaid) for the time being in the capital of the Bank on the assumption that the amount that such Holder was entitled to receive in respect of each Notional Preference Share on a return of assets in such winding-up or such administration were an amount equal to the principal amount of the relevant Preferred Security and any other Payments which are Outstanding together with, to the extent not otherwise included within the foregoing, its *pro rata* share of any Winding-Up Claims attributable to the Preferred Security.

4. Deferrals

The Bank must make each Coupon Payment on the relevant Coupon Payment Date subject to and in accordance with these Conditions. However, the Bank may defer a Coupon Payment and any other Payment in the following circumstances:

(a) Exceptional Deferral of Payments

(i) If on the 20th Business Day preceding the date on which any Payment would, in the absence of deferral in accordance with this Condition 4, be due and payable, the Exceptional Deferral Condition is met, any such Payment may (subject to Condition 6*(a)*) be deferred by the Bank giving notice to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent not less than 16 Business Days prior to such due date for payment.

If, following the deferral of a Payment by the Bank under the preceding paragraph, the Exceptional Deferral Condition is no longer met on the 20th Business Day preceding a subsequent Coupon Payment Date, then the Bank shall satisfy such Payment on the Relevant Deferred Coupon Payment Date having given, not less than 16 Business Days prior to the Relevant Deferred Coupon Payment Date, notice to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent that it will satisfy such Payment on such date. The Bank shall not satisfy such Payment on the Relevant Deferred Coupon Payment Date if:

(1) it has previously elected to satisfy such Payment earlier (provided that it may only satisfy such Payment earlier if, at the time of satisfying such Payment, the Exceptional Deferral Condition fails to be met) by delivering a notice to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Exceptionally Deferred Coupon Payment Date that it will satisfy such Payment on such date and has so satisfied such Payment; or

(2) it elects to defer such Payment under Condition 4*(b)*.

(ii) If any Payment is deferred pursuant to this Condition 4*(a)* then:

(1) the Dividend Restriction shall apply from the date of the first-mentioned notice in Condition 4*(a)*(i) until such time as that Exceptionally Deferred Coupon Payment is satisfied and the full amount of such Exceptionally Deferred Coupon Payment has been received by the Principal Paying Agent or the Trustee and no other Exceptionally Deferred Coupon Payment, Deferred Coupon Payment or Accrued Coupon Payment remains unsatisfied; and

(2) no amount will be payable by way of interest on any such deferred Payment, save as provided in Condition 6*(e)*.

Any such deferred Payment shall be satisfied only in accordance with Condition 6.

(b) Election to defer Payment

(i) The Bank may, in respect of any Payment which would, in the absence of deferral in accordance with this Condition 4, be due and payable, defer such Payment by giving a notice to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent not less than 16 Business Days prior to the relevant due date. The Bank may then satisfy any such Payment at any time pursuant to Condition 6 (and only pursuant to Condition 6) upon delivery of a notice to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent not less than 16 Business Days prior to the relevant Deferred Coupon Satisfaction Date informing them of its election to so satisfy such Payment.

(ii) If any Payment is deferred pursuant to this Condition 4*(b)* then:

(1) the Dividend Restriction shall apply from the date of the first-mentioned notice in Condition 4*(b)*(i) until such time as that Deferred Coupon Payment is satisfied and the full amount of the relevant Deferred Coupon Payment has been received by the Principal Paying Agent or the Trustee and no other Deferred Coupon Payment, Accrued Coupon Payment or Exceptionally Deferred Coupon Payment remains unsatisfied; and

(2) each Payment which the Bank defers pursuant to the giving of the first-mentioned notice in Condition *4(b)(i)* shall bear interest at a rate equal to the aggregate of the Coupon Rate and 2 per cent. per annum from (and including) the date on which (but for such deferral) the Deferred Coupon Payment would otherwise have been due to be made to (but excluding) the relevant Deferred Coupon Satisfaction Date.

5. Coupon Payments

(a) Coupon Payment Dates

The Preferred Securities shall bear interest from (and including) the Issue Date. Such interest will (subject to Conditions *2(b)(i)*, *2(b)(ii)*, *4(a)*, *4(b)*, *6(d)*, *6(e)* and *8(d)*) be payable on each Coupon Payment Date. Each Preferred Security will cease to bear interest from the due date for redemption unless, upon due presentation, payment of principal is improperly withheld or refused. In such event, it shall continue to bear interest in accordance with this Condition (both before and after judgment) as provided in the Trust Deed.

(b) Coupon Rate

(i) The Coupon Rate in respect of the period from (and including) the Issue Date to (but excluding) the First Reset Date is 5.827 per cent. per annum.

(ii) The Coupon Rate in respect of each Reset Period shall be the aggregate of 2.13 per cent. per annum and the Five Year Benchmark Gilt-Rate in respect of such Reset Period as determined by the Calculation Agent.

(c) Calculation and Publication of Coupon Rate and Coupon Amounts

The Principal Paying Agent will, upon notification from the Calculation Agent of each Coupon Rate determined pursuant to Condition *5(b)(ii)*, calculate the Coupon Amount in respect of each Authorised Denomination and cause the Coupon Rate and each Coupon Amount payable in respect of a Coupon Period to be notified as soon as possible after their determination but in no event later than the fourth Business Day thereafter, to the Trustee, the Bank, the Calculation Agent and the Holders.

Each Coupon Amount in respect of any Coupon Period shall be calculated by applying the Coupon Rate to the principal amount of the Preferred Security of the relevant Authorised Denomination and, in respect of any period of less than a complete Coupon Period, such Coupon Amount shall be calculated on the basis of the number of days in the relevant period from (and including) the date from which interest begins to accrue to (but excluding) the date on which it falls due, divided by the number of days from (and including) the previous Coupon Payment Date to (but excluding) the next following Coupon Payment Date.

(d) Determination or Calculation by Trustee

If the Principal Paying Agent or, as the case may be, the Calculation Agent does not at any time for any reason so determine the Coupon Rate or calculate each Coupon Amount in accordance with Conditions *5(b)(ii)* and *5(c)*, the Trustee or an agent on its behalf shall do so and such determination or calculation shall be deemed to have been made by the Principal Paying Agent or, as the case may be, the Calculation Agent. In doing so, the Trustee or such agent shall apply the foregoing provisions of this Condition, with any necessary consequential amendments, to the extent that, in its opinion, it or such agent can do so, and in all other respects it or such agent shall do so in such manner as it shall deem fair and reasonable in all the circumstances. All determinations or calculations made or obtained for the purposes of the provisions of this Condition *5(d)* by the Trustee or such agent, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Bank, the Calculation Agent, the Paying Agents and all Holders and Couponholders and (in the absence of wilful default or bad faith) no liability to the Bank, the Holders or the Couponholders shall attach to the Trustee or such agent in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

6. Alternative Coupon Satisfaction Mechanism

(a) Alternative Coupon Satisfaction Mechanism

The Bank may elect to satisfy any Payment in full or in part (in which case any reference in this Condition 6 to a "**Payment**" shall be construed accordingly) through the issue of Ordinary Shares (the "**Payment Ordinary Shares**") in accordance with this Condition 6. In the absence of or save

to the extent of such election and issue, subject to Conditions 4*(a)* and *(b)*, Payments must be satisfied in accordance with Condition 8*(a)*, provided that if the Exceptional Deferral Condition is met, the relevant Payment must be deferred unless prior notification to, and confirmation of no objection from, the FSA is obtained for the making of the relevant Payment. In the case of satisfaction of a Payment in part, the amount payable in respect of each Coupon to which such Payment relates, shall be reduced on a *pro rata* basis by the amount of such part payment made.

(b) Issue of shares

If any Payment is to be satisfied in full or in part through the issue of Payment Ordinary Shares then, subject to Conditions 6*(d)*, 6*(e)* and 8*(d)*:

(i) the Bank shall notify the Holders, the Trustee, the Principal Paying Agent and the Calculation Agent not less than 16 Business Days prior to the date on which the relevant Payment is due or is to be made, as the case may be;

(ii) no later than 14 Business Days prior to the date on which the relevant Payment is due or is to be made, as the case may be, the Calculation Agent shall determine the number of Payment Ordinary Shares in the capital of the Bank which, in the opinion of the Calculation Agent, have an aggregate fair value of not less than the aggregate relevant Payment amount;

(iii) no later than 10 Business Days prior to the date on which the relevant Payment is due or is to be made, as the case may be, the Calculation Agent, or an appointed intermediary, shall place such number of Payment Ordinary Shares in the market;

(iv) no later than the close of business on the seventh Business Day prior to the date on which the relevant Payment is due or is to be made, as the case may be, the Calculation Agent, or an appointed intermediary, shall notify the Bank of the number of Payment Ordinary Shares for which it has procured purchasers;

(v) as soon as reasonably practicable following such notification in (iv) above but not later than the sixth Business Day prior to the date on which the relevant Payment is due or is to be made, as the case may be, the Bank shall, subject to having necessary corporate authorisations in place (without prejudice to the first paragraph of Condition 9), issue and allot such Payment Ordinary Shares to the purchasers who have agreed to purchase them;

(vi) if, after the operation of the above procedures, there would (in the opinion of the Calculation Agent) be a shortfall of proceeds towards the satisfaction of the aggregate relevant Payment amount, the Calculation Agent shall use its reasonable endeavours to find purchasers for further Payment Ordinary Shares and the Bank shall, subject to having necessary corporate authorisations in place (without prejudice to the first paragraph of Condition 9), issue and allot such further Payment Ordinary Shares to the purchasers who have agreed to purchase them in accordance with these provisions to try to ensure that a sum at least equal to the aggregate relevant Payment amount is available on the Business Day prior to the relevant date on which the Payment is to be made, to make the Payment in full on such relevant date, *provided* that if, despite the operation of the aforementioned provisions, such a shortfall exists on the Business Day prior to the relevant date, the Bank may, in accordance with the provisions of the Trust Deed and the Calculation Agency Agreement, either pay an amount equal to such shortfall as soon as practicable to the Principal Paying Agent (provided that such shortfall may only be so satisfied in cash if the amount of such shortfall is less than five per cent. of the aggregate value (determined by the Calculation Agent as at such date as the Calculation Agent considers appropriate) of the total number of Payment Ordinary Shares which would be required to satisfy the relevant Payment) or, subject to having necessary corporate authorisations in place (without prejudice to the first paragraph of Condition 9), continue to issue and allot further Payment Ordinary Shares until the Principal Paying Agent shall have received funds on behalf of the Bank equal to the full amount of such shortfall;

(vii) the Bank shall transfer, or arrange for the transfer of, the issue proceeds raised from the operation of the provisions set out in Condition 6*(b)*(iii)-(vi) together with any amounts the Bank would otherwise pay other than out of issue proceeds to make up for any shortfall, to satisfy the aggregate Payment amount to the Principal Paying Agent on the Business Day preceding the relevant date on which the Payment is to be made, for payment by the Principal Paying Agent on such relevant date on which the Payment is to be made towards the satisfaction on behalf of the Bank of the aggregate relevant Payment amount; and

(viii) if, pursuant to the Alternative Coupon Satisfaction Mechanism, proceeds are raised in excess of the amount required to pay the relevant Payment plus the claims for the fees, costs and expenses to be borne by the Bank in connection with using the Alternative Coupon Satisfaction Mechanism, any remaining proceeds shall be paid to the Bank.

(c) Issue satisfies Payment

Where the Bank either elects or is required to make a Payment hereunder by issuing Ordinary Shares, such issue shall, subject to Condition 6*(e)*, satisfy the relevant Payment or, as the case may be, in the circumstances referred to in Condition 6*(d)* below, the relevant part of such Payment. The proceeds from the sale of Payment Ordinary Shares issued in accordance with this Condition 6 shall be paid by the Principal Paying Agent to the Holders in respect of the relevant Payment.

(d) Insufficiency

(i) If the Bank is to satisfy all or part of a Payment in accordance with this Condition 6 and the Bank does not, on the date when the number of Ordinary Shares (as the case may be) required to be issued is determined in accordance with this Condition 6, have sufficient number of Ordinary Shares available for issue, then the Bank shall as soon as practicable notify the Trustee, the Principal Paying Agent, the Calculation Agent and the Holders that all or part, as the case may be, of the relevant Payment cannot be so satisfied due to the events described in this paragraph. In this case, the Payment or part thereof shall be satisfied following the date of the next annual general meeting or extraordinary general meeting of shareholders of the Bank at which a resolution is passed making a sufficient number of Ordinary Shares available to satisfy all or such part of the relevant Payment, provided that, if the number of Ordinary Shares authorised to be issued at any such meeting is insufficient to satisfy all or such part of the relevant Payment, then those Ordinary Shares so issued shall be applied by the Bank in part satisfaction of all or such part of the relevant Payment. Following the passing of any such resolution, the Bank shall notify the Trustee, the Principal Paying Agent, the Calculation Agent and the Holders of the date upon which the relevant Payment or, as the case may be, the part thereof is to be made in accordance herewith on not less than 16 Business Days notice. The relevant Payment or, as the case may be, the part thereof which is not so satisfied shall, unless it is an Exceptionally Deferred Coupon Payment, continue to accrue interest at the rate specified in Condition 4*(b)*(ii) from (and including) the date on which Payment would otherwise have been due or made, as the case may be, to (but excluding) the date on which such Payment or part thereof is satisfied or, in the event of a Market Disruption Event, the date on which such Payment or part thereof would, but for the occurrence of such Market Disruption Event, have been satisfied (from which date interest (if any) will accrue on such Payment as provided in Condition 6*(e)*).

(ii) If, in the case of an insufficiency of Ordinary Shares, the Bank does not hold an annual general meeting within six months of giving the notice referred to in the first sentence of paragraph (i) above, at which a resolution to make a sufficient number of Ordinary Shares so available is passed, the Trustee shall by notice require the Bank to convene an extraordinary general meeting at which such a resolution shall be proposed on a date falling within 10 weeks of such notice from the Trustee.

(iii) In the event that any such resolution proposed at any such annual general meeting or extraordinary general meeting of the Bank is rejected, such resolution will be proposed at the next following annual general meeting of the Bank and if at such meeting such proposal is rejected again, then, from the date of such second rejection, the Dividend Restriction shall apply until such time as such resolution has been passed by the shareholders of the Bank or, if the Dividend Restriction is already in place pursuant to Condition 4*(a)* or 4*(b)*, until such time (if later) as such restriction ceases to apply.

(e) Market Disruption

Notwithstanding the provisions of Condition 6*(b)*, if a Market Disruption Event exists on or after the 15th Business Day preceding any date upon which a Payment or, in the case of an insufficiency as provided in Condition 6*(d)*, part thereof is due to be made or satisfied in accordance with this Condition 6, then the Bank may give a notice to the Trustee, the Principal Paying Agent, the

Calculation Agent and the Holders as soon as possible after the Market Disruption Event has arisen or occurred, whereupon the relevant Payment may be deferred until such time as the Market Disruption Event no longer exists.

Any such deferred Payment or part thereof will be satisfied as soon as practicable following such time as the Market Disruption Event no longer exists. Interest shall not accrue on such deferred Payment or part thereof unless, as a consequence of the existence of a Market Disruption Event, the Bank does not make the relevant Payment or part thereof for a period of 14 days or more after the due date therefor, in which case interest shall accrue on such deferred Payment or part thereof from (and including) the date on which the relevant Payment or part thereof was due to be made to (but excluding) the date on which such Payment or part thereof is made. Any such interest shall accrue at the Coupon Rate provided for in Condition 5 and shall be satisfied only in accordance with this Condition 6 and as soon as reasonably practicable after the relevant deferred Payment is made.

7. Exchange, Variation, Redemption and Purchase

(a) No Fixed Redemption Date

The Preferred Securities are perpetual securities in respect of which there is no fixed redemption date and the Bank shall (subject to the provisions of Conditions 2 and 3 and without prejudice to the provisions of Condition 12) only have the right to repay them in accordance with the following provisions of this Condition 7 or in the circumstances provided for in Condition 8*(d)*.

Any redemption or purchase of the Preferred Securities is subject to prior notification to, and confirmation of no objection from, the FSA.

(b) Bank's Call Option

Subject to Condition 2*(b)(i)*, the Bank may, by giving not less than 30 nor more than 60 days' notice to the Holders in accordance with Condition 16 and to the Principal Paying Agent and the Trustee, which notice shall be irrevocable, elect to redeem all, but not some only, of the Preferred Securities on the First Reset Date or any Coupon Payment Date thereafter at their principal amount together with any Outstanding Payments.

(c) Exchange, Variation or Redemption due to Taxation

If the Bank satisfies the Trustee immediately prior to the giving of the notice referred to below that, on the next due date for a Payment:

(i) the Bank would be unable to make such Payment without being required to pay additional amounts as provided or referred to in Condition 11 and such obligation cannot be avoided by the Bank taking such measures as it (acting in good faith) deems appropriate; or

(ii) payments of amounts in respect of interest on the Preferred Securities including, for the avoidance of doubt, the issue of Ordinary Shares pursuant to Condition 6, may be treated as "distributions" within the meaning of Section 832(1) of the Income and Corporation Taxes Act 1988 (or such other Section and/or Act as may from time to time supersede or replace Section 832(1) of the Income and Corporation Taxes Act 1988 for the purposes of such definition) and such requirement or circumstance cannot be avoided by the Bank taking such measures as it (acting in good faith) deems appropriate; or

(iii) as a result of any change in or proposed change in, or amendment to or proposed amendment to, the laws of the United Kingdom or any political subdivision or authority thereof having power to tax, or any change in or proposed change in the application of official or generally published interpretation of such laws, or any interpretation or pronouncement by any relevant tax authority that provides for a position with respect to such laws or regulations that differs from the previously generally accepted position in relation to similar transactions or which differs from any specific written confirmation given by a tax authority in respect of the Preferred Securities, which change or amendment becomes, or would become, effective, or in the case of a change or proposed change in law if such change is enacted (or, in the case of a proposed change, is expected to be enacted) by Act of Parliament or made by Statutory Instrument on or after 18th March, 2004, the Bank reasonably determines (and in making such determination the Bank shall obtain an appropriate legal opinion, a copy of which it shall provide to the Trustee) that the Bank will not obtain full relief for the purposes of United Kingdom corporation tax for the next following

payment of interest including, for the avoidance of doubt, where the payment of interest is to be satisfied by the issue of Ordinary Shares pursuant to Condition 6 or, as a result of the Preferred Securities being in issue, the Bank may be unable to claim or surrender losses as group relief, and such requirement or circumstance cannot be avoided by the Bank taking such measures as it (acting in good faith) deems appropriate,

then the Bank may (subject to prior notification to, and confirmation of no objection from, the FSA but without any requirement for the consent or approval of the Holders or, save as specified below, the Trustee), having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and the Holders (which notice shall be irrevocable) either:

(x) at any time exchange the Preferred Securities for, or vary the terms of the Preferred Securities so that they become, Upper Tier 2 Securities on terms which preserve any existing rights under these Conditions to Outstanding Payments; or

(y) provided the Solvency Condition is met, redeem at any time all, but not some only, of the Preferred Securities.

If the Bank elects to redeem the Preferred Securities pursuant to paragraph (y) above, it shall redeem each Preferred Security:

(xx) at its principal amount together with any Outstanding Payments in the case of (A) such redemption arising because of any circumstance specified in Condition 7(c)(iii) occurring or (B) such redemption arising because of any circumstance specified in Condition 7(c)(i) or (ii) where such circumstance occurs as a result of any change in, or amendment to, the laws or regulations of the United Kingdom or any political subdivision or any authority thereof or therein having power to tax or any change in the application or official interpretation of such laws or regulations, which change or amendment becomes effective on or after 18th March, 2004; and

(yy) otherwise at the Redemption Price together with any Outstanding Payments.

Where the Bank has elected to exchange or vary the Preferred Securities for or into Upper Tier 2 Securities in accordance with (x) above, the Trustee shall use its reasonable endeavours to assist the Bank in the exchange or variation of the Preferred Securities for or into Upper Tier 2 Securities, provided that the Trustee shall not be obliged to participate or assist in any such exchange or variation if, in its opinion, the terms of the securities into which the Preferred Securities are to be exchanged or are to be varied impose, in the Trustee's opinion, more onerous obligations upon it. If the Trustee does not so participate or assist as provided above, the Bank may, provided that the Solvency Condition is met, having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and the Holders (which notice shall be irrevocable), redeem at any time all, but not some only, of the Preferred Securities at their principal amount together with any Outstanding Payments.

If, where the Bank has elected to exchange or vary the Preferred Securities for or into Upper Tier 2 Securities in accordance with (x) above, (a) the FSA raises an objection to such exchange or variation or, (b) the Preferred Securities, as so exchanged or varied for or into Upper Tier 2 Securities, do not (or would not, if so exchanged or varied) qualify as Upper Tier 2 Capital or, (c) any of the conditions listed in paragraphs (c)(i) to (iii) above apply, or would apply, to any such Upper Tier 2 Securities for or into which the Preferred Securities have been exchanged or varied or, (d) if the Bank shows to the satisfaction of the Trustee that any of the conditions listed in paragraphs (c) (i) to (iii) above would apply if such exchange or variation were to take place, the Bank may, provided that the Solvency Condition is met, having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and the Holders (which notice shall be irrevocable), redeem at any time all, but not some only, of the Preferred Securities or any such Upper Tier 2 Securities for or into which the Preferred Securities have been exchanged or varied at their principal amount together with any Outstanding Payments.

Prior to the publication of any notice of exchange, variation or redemption pursuant to this Condition 7(c), the Bank shall deliver to the Trustee a certificate signed by two Directors of the Bank stating that the relevant requirement or circumstance referred to in paragraphs (c)(i), (ii) or (iii) above is satisfied or would be satisfied were such exchange or variation to take place and the Trustee shall accept such certificate as sufficient evidence of the satisfaction of the conditions

precedent set out above and accordingly it shall be conclusive and binding on the Trustee, the Holders and the Couponholders. Upon expiry of such notice, the Bank shall either redeem, vary or exchange the Preferred Securities, as the case may be.

(d) Exchange, Variation or Redemption for Regulatory Purposes

If the Bank notifies the Trustee immediately prior to the giving of the notice referred to below that the FSA has determined that securities of the nature of, and including, the Preferred Securities can no longer qualify as Tier 1 Capital, then the Bank may (subject to prior notification to, and confirmation of no objection from, the FSA but without any requirement for the consent or approval of the Holders or, save as specified below, the Trustee), having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and the Holders (which notice shall be irrevocable) either:

(x) at any time exchange the Preferred Securities for, or vary the terms of the Preferred Securities so that they become, Upper Tier 2 Securities on terms which preserve any existing rights under these Conditions to Outstanding Payments; or

(y) provided the Solvency Condition is met, redeem at any time all, but not some only, of the Preferred Securities, each Preferred Security to be redeemed at the Redemption Price together with any Outstanding Payments.

Where the Bank has elected to exchange or vary the Preferred Securities for or into Upper Tier 2 Securities in accordance with (x) above, the Trustee shall use its reasonable endeavours to assist the Bank in the exchange or variation of the Preferred Securities for or into Upper Tier 2 Securities provided that the Trustee shall not be obliged to participate or assist in any such exchange or variation if, in its opinion, the terms of the securities into which the Preferred Securities are to be exchanged or are to be varied impose, in the Trustee's opinion, more onerous obligations upon it. If the Trustee does not so participate or assist as provided above, the Bank may, provided that the Solvency Condition is met, having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and, in accordance with Condition 16, the Holders (which notice shall be irrevocable) redeem at any time all, but not some only, of the Preferred Securities at their principal amount together with any Outstanding Payments.

If, where the Bank has elected to exchange or vary the Preferred Securities for or into Upper Tier 2 Securities in accordance with (x) above, (a) the FSA raises an objection to such exchange or variation or, (b) the Preferred Securities, as so exchanged or varied for or into Upper Tier 2 Securities, do not (or would not, if so exchanged or varied) qualify as Upper Tier 2 Capital or, (c) any of the conditions listed in paragraphs (c)(i) to (iii) above apply, or would apply, to any such Upper Tier 2 Securities for or into which the Preferred Securities have been exchanged or varied or (d) if the Bank shows to the satisfaction of the Trustee that any of the conditions listed in paragraphs (c)(i) to (iii) above would apply if such exchange or variation were to take place, the Bank may, provided that the Solvency Condition is met, having given not less than 30 nor more than 60 days' notice to the Trustee, the Principal Paying Agent and the Holders (which notice shall be irrevocable), redeem at any time all, but not some only, of the Preferred Securities or any such Upper Tier 2 Securities for or into which the Preferred Securities have been exchanged or varied at their principal amount together with any Outstanding Payments.

(e) Purchases

The Bank or any Subsidiary of the Bank may (subject to prior notification to, and confirmation of no objection from, the FSA and provided the Solvency Condition is met) at any time purchase Preferred Securities in any manner and at any price. In each case purchases will be made together with all unmatured Coupons and Talons (if any) appertaining thereto.

(f) Cancellation

All Preferred Securities redeemed by the Bank and any unmatured Coupons and Talons (if any) appertaining thereto will be cancelled and may not be reissued or resold. Preferred Securities purchased by the Bank or any Subsidiary of the Bank may be held, reissued, resold or, at the option of the Bank, surrendered to any Paying Agent for cancellation.

8. Payments

(a) Method of Payment

(i) Payments of principal and Coupon Amounts will be made by or on behalf of the Bank against presentation and surrender of Preferred Securities or the appropriate Coupons at the specified office of any of the Paying Agents except that payments of Coupon Amounts in respect of any period not ending on a Coupon Payment Date will only be made upon surrender of the relative Preferred Security. Such payments will be made, at the option of the payee by sterling cheque drawn on, or by transfer to a sterling account maintained by the payee with, a bank in the United Kingdom.

(ii) Upon the due date for redemption of any Preferred Security, any unexchanged Talon relating to such Preferred Security (whether or not attached) shall become void and no Coupon shall be delivered in respect of such Talon and unmatured Coupons relating to such Preferred Security (whether or not attached) shall also become void and no payment shall be made in respect of them. If any Preferred Security is presented for redemption without all unmatured Coupons and/or any unexchanged Talon relating to it, redemption shall be made only against the provision of such indemnity as the Bank may require.

(iii) On or after the Coupon Payment Date for the final Coupon forming part of a Coupon sheet issued in respect of any Preferred Security, the Talon forming part of such Coupon sheet may be surrendered at the specified office of the Principal Paying Agent in exchange for a further Coupon sheet (and another Talon for a further Coupon sheet) (but excluding any Coupons that may have become void pursuant to Condition 12).

(iv) The names of the initial Paying Agents and their initial specified offices are set out below. The Bank is entitled, with the prior written consent of the Trustee, to vary or terminate the appointment of any Paying Agent and/or to appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that it will at all times maintain:

(aa) a Principal Paying Agent,

(bb) so long as the Preferred Securities are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority; and

(cc) if European Council Directive 2003/48/EC or any other Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, the Bank will, save where it may from time to time be otherwise agreed with the Trustee that it is unduly onerous or not current market practice at the relevant time to do so, ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law.

otice of any such termination or appointment and of any change in the specified offices of Paying Agents will be given to the Holders in accordance with Condition 16.

ents subject to Fiscal Laws

s made in accordance with these Conditions are subject in all cases to any fiscal or egulations, directives and orders of any court of competent jurisdiction applicable in ayment, but without prejudice to the provisions of Condition 11. No commissions or be charged to the Holders or Couponholders in respect of such payments.

Business Days

ty or a Coupon may only be presented for payment on a day (other than a ay) on which commercial banks are open for general business in London and ecified office of the relevant Paying Agent to whom the Preferred Security or or surrendered. No further interest or other payment will be made as a y on which the relevant Preferred Security or Coupon may be presented for graph falling after the due date.

(d) Suspension

If, following any take-over offer made under the City Code on Take-overs and Mergers or any reorganisation, restructuring or scheme of arrangement, the company which, immediately prior to such event, was the Ultimate Owner ceases to be the Ultimate Owner, then the Bank shall as soon as practicable give notice thereof to the Trustee, the Calculation Agent and the Holders, whereupon the Bank's right to satisfy a Payment by the method contemplated by Condition 6 shall be suspended (such event being a "**Suspension**"). In such event, unless a Permitted Restructuring Arrangement shall be put in place within 6 months of the occurrence of a Permitted Restructuring (in which case the Suspension shall cease upon such Permitted Restructuring Arrangement being put in place), an independent investment bank appointed by the Bank (at the Bank's expense) and approved by the Trustee shall determine, subject to the requirements that (i) the Bank shall not be obliged to reduce its net assets, (ii) no amendment may be proposed or made which would alter the regulatory capital treatment of the Preferred Securities for banking capital adequacy purposes without prior notification to, and confirmation of no objection from, the FSA, and (iii) no such amendment may be made which would, in the Trustee's opinion, impose more onerous obligations on the Trustee without its consent, what amendments (if any) to these Conditions, the Trust Deed and any other relevant documents are appropriate in order to preserve substantially the economic effect for the Holders of a holding of the Preferred Securities prior to the Suspension. Upon any such determination being reached and notified to the Trustee and the Bank by such investment bank, the Trustee and the Bank shall, pursuant to the terms of the Trust Deed and without the consent of the Holders or Couponholders, effect any necessary consequential changes to these Conditions and the Trust Deed and any other relevant documents, whereupon the Bank's right to satisfy a Payment by the method contemplated in Condition 6 shall no longer be subject to the Suspension.

If, after using all reasonable endeavours, such investment bank is unable to formulate such amendments, it shall so notify the Bank, the previous Ultimate Owner, the new Ultimate Owner, the Trustee, the Principal Paying Agent and the Calculation Agent and each Preferred Security shall (subject to prior notification to, and confirmation of no objection from, the FSA and with the prior agreement of the new Ultimate Owner) be redeemed by the Bank as soon as practicable after receipt of confirmation of no objection from the FSA, and in any event not later than the 60th Business Day following the giving of notice by the Bank to the Holders that the Preferred Securities are to be so redeemed, each Preferred Security to be redeemed at the Redemption Price together with any Outstanding Payments. Such redemption will, unless otherwise agreed by the Bank and the Trustee, be effected through the issue of Ordinary Shares, such Ordinary Shares to be transferred to the new Ultimate Owner in consideration for which the new Ultimate Owner issues and transfers its ordinary shares (or share capital of an equivalent class) in accordance, *mutatis mutandis*, with Conditions 6*(b)*, 6*(c)*, 6*(d)* and 6*(e)* (with references to the Payment Ordinary Shares being construed as references to such ordinary shares or equivalent share capital of the new Ultimate Owner which, when sold, provide a net cash amount (converted into sterling if necessary) of not less than the redemption amount so payable by the Bank).

9. Pre-emption

The Bank shall, subject to compliance with the requirements of any applicable law, use its reasonable endeavours to keep available for issue such number of Ordinary Shares as it reasonably considers would be required to be issued in order to satisfy the requirement to issue Payment Ordinary Shares in accordance with Condition 6 in connection with the next Coupon Payment.

No damages will be payable for breach of these covenants but, in the event of breach by the Bank of this Condition 9, the Trustee may require the Bank to put before the next general meeting of the shareholders of the Bank a resolution to remedy the breach.

The Trustee shall not be obliged to monitor compliance by the Bank with this Condition and shall be entitled to assume, unless it has actual knowledge to the contrary, that the Bank is complying with its obligations under this Condition.

10. Non-Payment when Due

Notwithstanding any of the provisions below in this Condition 10, the right to institute winding-up proceedings is limited to circumstances where payment has become due. Pursuant to Condition 2*(b)* and subject as provided in the next sentence no principal or Payment will be due by the

Bank if the Bank is not solvent or would not be solvent if payment of such principal or Payment was made. Also, in the case of any Payment, such Payment will not be due if the Bank has elected to defer that Payment pursuant to Condition 4*(a)* or 4*(b)* or if the circumstances referred to in any of Conditions 6*(d)*, 6*(e)* or 8*(d)* then apply. The Trust Deed contains provisions entitling the Trustee to claim from the Bank, *inter alia*, the fees, expenses and liabilities incurred by it in carrying out its duties under the Trust Deed. The restrictions on commencing proceedings described below will not apply to any such claim.

(a) If the Bank shall not make payment in respect of the Preferred Securities (in the case of payment of principal) for a period of seven days or more after the due date for the same or (in the case of any Coupon Amount, Deferred Coupon Payment, Exceptionally Deferred Coupon Payment or Accrued Coupon Payment or any payment under Clause 2.6 of the Trust Deed in respect of a payment shortfall) shall not make payment for a period of 14 days or more after the date on which such payment is due, the Bank shall be deemed to be in default under the Trust Deed, the Preferred Securities and the Coupons and the Trustee may, notwithstanding the provisions of Condition 10*(b)*, institute proceedings for the winding-up in England (but not elsewhere) of the Bank.

(b) Subject as provided in Condition 9, the Trustee may at its discretion and without further notice institute such proceedings against the Bank as it may think fit to enforce any term or condition binding on the Bank under the Trust Deed, the Preferred Securities or the Coupons (other than for the payment of any principal or satisfaction of any Payments in respect of the Preferred Securities or the Coupons, including any payment under Clause 2.6 of the Trust Deed in respect of a payment shortfall) provided that the Bank shall not by virtue of the institution of any such proceedings be obliged to pay any sum or sums, in cash or otherwise, sooner than the same would otherwise have been payable by it.

(c) The Trustee shall not be bound to take any of the actions referred to in Condition 10*(a)* or *(b)* against the Bank to enforce the terms of the Trust Deed, the Preferred Securities or the Coupons unless (i) it shall have been so directed by an Extraordinary Resolution or requested in writing by the holders of at least one-quarter in principal amount of the Preferred Securities then outstanding and (ii) it shall have been indemnified to its satisfaction.

(d) No Holder or Couponholder shall be entitled to proceed directly against the Bank, or to institute proceedings for the winding-up of the Bank or to prove in such winding-up or the administration of the Bank unless the Trustee, having become so bound to proceed or being able to prove in such winding-up or administration, fails to do so within a reasonable period and such failure shall be continuing, in which case the Holder or Couponholder shall have only such rights against the Bank as those which the Trustee is entitled to exercise. No remedy against the Bank shall be available to the Trustee or any Holder or Couponholder (i) for the recovery of amounts owing in respect of the Preferred Securities or the Coupons (including any payment under Clause 2.6 of the Trust Deed), other than the institution of proceedings for the winding-up in England of the Bank and/or proving in such winding-up or the administration of the Bank and (ii) for the breach of any other term under the Trust Deed, the Preferred Securities or the Coupons, other than as provided in Condition 10*(b)*.

11. Taxation

All payments by the Bank of principal, Coupon Amounts, Deferred Coupon Payments, Exceptionally Deferred Coupon Payments, Accrued Coupon Payments and Winding-Up Claims in respect of the Preferred Securities and Coupons will be made without withholding of or deduction for, or on any account of, any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Bank will pay such additional amounts as shall be necessary in order that the net amounts receivable by Holders or Couponholders after such withholding or deduction shall equal the respective amounts of principal and interest which would otherwise have been receivable in respect of the Preferred Securities or, as the case may be, Coupons had no such withholding or deduction been required, except that no such additional amounts shall be payable in relation to any payment with respect to any Preferred Security or Coupon:

(a) presented for payment by or on behalf of a Holder or, as the case may be, Couponholder who (i) would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or any other claim for exemption to the relevant tax authority (but fails to do so); or (ii) is liable to such taxes, duties, assessments or governmental charges in respect of such Preferred Security or Coupon by reason of such Holder having some connection with the United Kingdom other than the mere holding of such Preferred Security or Coupon; or

(b) presented for payment more than 30 days after the Relevant Date except to the extent that the Holder or, as the case may be, Couponholder would have been entitled to such additional amounts on presenting the same for payment on the last day of such period of 30 days; or

(c) presented for payment in the United Kingdom; or

(d) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 on the taxation of savings income or any law implementing or complying with, or introduced in order to conform to, such Directive; or

(e) presented for payment by or on behalf of a Holder, or as the case may be, Couponholder who would have been able to avoid such withholding or deduction by presenting the relevant Preferred Security or Coupon to another Paying Agent in a Member State of the European Union.

References in these Conditions to principal, Coupon Amounts, Deferred Coupon Payments, Exceptionally Deferred Coupon Payments and/or Accrued Coupon Payments shall be deemed to include any additional amounts which may become payable pursuant to the foregoing provisions or any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

12. Prescription

Preferred Securities and Coupons (which for this purpose shall not include Talons) will become void unless presented for payment within a period of 10 years in the case of Preferred Securities and five years in the case of Coupons from the Relevant Date relating thereto. There shall be no prescription period for Talons but there shall not be included in any Coupon sheet issued in exchange for a Talon any Coupon the claim in respect of which would be void pursuant to this Condition or Condition 8(a)(ii) or any Talon which would be void pursuant to Condition 8(a)(ii).

13. Meetings of Holders, Modification, Waiver and Substitution

The Trust Deed contains provisions for convening meetings of Holders to consider any matter affecting their interests including the sanctioning by Extraordinary Resolution of a modification or abrogation of any of the provisions of these Conditions, the Preferred Securities, the Coupons or the Trust Deed.

The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Preferred Securities for the time being outstanding, or at any adjourned such meeting two or more persons being or representing Holders whatever the nominal amount of the Preferred Securities so held or represented, except that at any meeting the business of which includes the modification or abrogation of certain provisions of these Conditions, the Preferred Securities, the Coupons or the Trust Deed, the quorum will be two or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one third, in nominal amount of the Preferred Securities for the time being outstanding. An Extraordinary Resolution passed at any meeting of Holders will be binding on all Holders, whether or not they are present at the meeting, and on all Couponholders.

The Trustee may agree, without the consent of the Holders or Couponholders, to any modification (subject to certain exceptions) of, or to any waiver or authorisation of any breach or proposed breach of, any of these Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Holders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or to correct a manifest error or to comply with mandatory provisions of the law of the jurisdiction in which the Bank is incorporated.

The Trustee may agree, without the consent of the Holders or Couponholders, at any time and from time to time with the Bank to any modification of these Conditions or any of the provisions of the Trust Deed to conform them to conventions then applicable to instruments denominated in euro.

No modification to these Conditions or any other provisions of the Trust Deed shall become effective unless the FSA, having been notified of the proposed modification, confirms that it has no objection to such modification.

Subject to prior notification to, and confirmation of no objection from, the FSA and as provided in the Trust Deed, the Trustee shall agree with the Bank, without the consent of the Holders or Couponholders, to the substitution in place of the Bank (or of any previous Substituted Issuer under this paragraph) as the new issuing party under the Preferred Securities, the Coupons and the Trust Deed on the basis equivalent to that on which the Preferred Securities are subordinated immediately prior to the substitution of either (i) its successor in business, (ii) its holding company, (iii) any Subsidiary of the Bank or its successor in business or holding company (the "**Substituted Issuer**") subject to the Trustee being satisfied that the interests of the Holders will not be materially prejudiced by the substitution and certain other conditions in the Trust Deed being complied with.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the interests of the Holders as a class and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers, authorities and discretions for individual Holders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Holder or Couponholder be entitled to claim, from the Bank or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Holders or Couponholders except to the extent already provided for in Condition 11 and/or any undertaking given in addition to, or in substitution for, Condition 11 pursuant to the Trust Deed.

Any such modification, waiver, authorisation or substitution shall be binding on all Holders and all Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Holders as soon as practicable thereafter.

14. Replacement of the Preferred Securities, Coupons and Talons

Should any Preferred Security, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Principal Paying Agent (or such other place approved by the Trustee of which notice shall have been published in accordance with Condition 16) upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence, indemnity and security as the Bank may reasonably require. Mutilated or defaced Preferred Securities, Coupons or Talons must be surrendered before any replacement Preferred Securities, Coupons or Talons will be issued.

15. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking any action unless indemnified to its satisfaction.

The Trustee is entitled under the Trust Deed to rely on reports and certificates addressed and/or delivered to it by the Auditors whether or not the same are addressed to the Trustee and whether or not they are subject to any limitation on the liability of the Auditors, whether by reference to a monetary cap or otherwise.

16. Notices

All notices to Holders will be valid if published in a leading English language daily newspaper of general circulation in London approved by the Trustee. It is expected that publication will be made in the *Financial Times*. The Bank shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Preferred Securities are for the time being listed or by which they have

been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in all required newspapers.

If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee may approve.

Notices to be given by any Holder shall be in writing and given by lodging the same, together with the relative Preferred Security or Preferred Securities, with any Paying Agent.

Couponholders will be deemed for all purposes to have notice of the contents of any notice given to the Holders in accordance with this Condition.

17. Further Issues

The Bank shall be at liberty from time to time without the consent of the Holders or the Couponholders to create and issue further Preferred Securities ranking *pari passu* in all respects (or in all respects save for the first payment of interest on such further Preferred Securities) and so that the same shall be consolidated and form a single series with the outstanding Preferred Securities. The Trust Deed contains provisions for convening a single meeting of the Holders and holders of preferred securities of other series in certain circumstances where the Trustee so decides. Any such Preferred Securities shall be constituted by a deed supplemental to the Trust Deed.

18. Calculation Agent

The Bank will procure that there shall at all times be a Calculation Agent so long as any Preferred Security is outstanding. If either the Calculation Agent is unable or unwilling to act as such or if it fails to make a determination or calculation or otherwise fails to perform its duties under these Conditions or the Calculation Agency Agreement, as appropriate, the Bank shall appoint, on terms acceptable to the Trustee, an independent investment bank or institution acceptable to the Trustee to act as such in its place. Neither the termination of the appointment of a Calculation Agent nor the resignation of a Calculation Agent will be effective without a successor having been appointed. All calculations and determinations made by the Calculation Agent in relation to the Preferred Securities shall (save in the case of manifest or proven error) be final and binding on the Bank, the Trustee, the Paying Agents, the Holders and the Couponholders.

None of the Bank, the Trustee and the Paying Agents shall have any responsibility to any person for any errors or omissions in any calculation by the Calculation Agent.

19. Governing Law

The Trust Deed, the Preferred Securities, the Coupons and the Talons are governed by, and shall be construed in accordance with, the laws of England.

20. Contracts (Rights of Third Parties) Act 1999

No person shall have any right to enforce any term or condition of the Preferred Securities under the Contracts (Rights of Third Parties) Act 1999.

21. Definitions

In these Conditions:

"**A&L Group**" means the Bank and its Subsidiaries;

"**Accrued Coupon Payment**" means, as at any time, where these Conditions provide that interest shall continue to accrue after a Coupon Payment Date in respect of a Preferred Security, the amount of interest accrued thereon in accordance with Condition 2*(b)*(ii), 4*(b)*, 5, 6*(d)* or 6*(e)*;

"**Agency Agreement**" means the agency agreement dated 22nd March, 2004 between the Bank, the Trustee and the Paying Agents relating to the Preferred Securities under which, *inter alia*, each Paying Agent agrees to perform the duties required of it under these Conditions;

"**Alternative Coupon Satisfaction Mechanism**" means the mechanism described in Condition 6;

"**Assets**" means the unconsolidated gross assets of the Bank as shown by the then latest published audited balance sheet of the Bank, but adjusted for contingencies and for subsequent events and to such extent as two Directors of the Bank, the Auditors or the liquidator or administrator of the Bank (as the case may be) may determine to be appropriate;

"**Auditors**" means the auditors for the time being of the Bank or, in the event of their being unable or unwilling promptly to carry out any action requested of them pursuant to the provisions of the Trust Deed, such other firm of accountants or financial advisers as may be nominated or approved by the Trustee after consultation with the Bank;

"**Authorised Denominations**" means £1,000, £10,000 and £100,000;

"**Bank**" means Alliance & Leicester plc;

"**Benchmark Gilt**" means, in respect of a Reset Period, such United Kingdom government security having a maturity date on or about the last day of such Reset Period as the Calculation Agent, with the advice of the Reference Dealers, may determine to be appropriate;

"**Business Day**" means a day, other than a Saturday or Sunday, on which commercial banks and foreign exchange markets are open for general business in London;

"**Calculation Agency Agreement**" means the calculation agency agreement dated 22nd March, 2004 between the Bank, the Trustee and the Calculation Agent relating to the Preferred Securities under which the Calculation Agent agrees to perform the duties required of it under these Conditions;

"**Calculation Agent**" means Cazenove & Co. Ltd as calculation agent in relation to the Preferred Securities or its successor or successors for the time being appointed under the Calculation Agency Agreement;

"**Capital Regulations**" means at any time the regulations, requirements, guidelines and policies relating to capital adequacy then in effect of the FSA;

"**Coupon**" means an interest coupon relating to a Preferred Security and includes, where the context so permits, a Talon;

"**Coupon Amount**" means (i) in respect of a Coupon, the amount of interest payable on the presentation and surrender of such Coupon for the relevant Coupon Period in accordance with Condition 5 and (ii) for the purposes of Conditions 7*(c)*, 7*(d)* and 8*(d)*, any interest accrued from (and including) the preceding Coupon Payment Date (or, if none, the Issue Date) to (but excluding) the due date for redemption if not a Coupon Payment Date;

"**Coupon Determination Date**" means, in relation to each Reset Date, the fifth Business Day prior to such Reset Date;

"**Couponholder**" means the bearer of any Coupon;

"**Coupon Payment**" means, in respect of a Coupon Payment Date, the aggregate Coupon Amounts for the Coupon Period ending on such Coupon Payment Date;

"**Coupon Payment Date**" means 22nd March in each year, starting 22nd March, 2005;

"**Coupon Period**" means the period commencing on (and including) the Issue Date and ending on (but excluding) the first Coupon Payment Date and each successive period commencing on (and including) a Coupon Payment Date and ending on (but excluding) the next succeeding Coupon Payment Date;

"**Coupon Rate**" has the meaning given to it in Condition 5*(b)*;

"**Creditor**" means any creditor of the Bank (a) who is an unsubordinated depositor or other unsubordinated creditor of the Bank, or (b) whose claim is, or is expressed to be, subordinated (whether only in the event of the winding-up or administration of the Bank or otherwise) to the claim of any unsubordinated creditor of the Bank but not further or otherwise, or (c) who is a subordinated creditor of the Bank (including any creditor whose claims are in respect of Junior Subordinated Debt) other than any whose claim ranks or is expressed to rank *pari passu* with or junior to the claim of any Holder;

"**dealing day**" means a day, other than a Saturday or Sunday, on which the London Stock Exchange plc (or such other stock exchange on which the Benchmark Gilt or the Reference Bond (as the case may be) is at the relevant time listed or admitted to trading) is ordinarily open for the trading of securities;

"**Deferred Coupon Payment**" means any Coupon Payment, or part thereof, which, pursuant to Condition 4*(b)*, the Bank has elected to defer and which has not been satisfied;

"**Deferred Coupon Satisfaction Date**" means the date on which the Bank has resolved to satisfy and, for the purposes of Condition 4*(b)*(ii)(2), does satisfy a Deferred Coupon Payment, as notified by the Bank to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent in accordance with Condition 4*(b)*(i);

"**Dividend Restriction**" means that:

(a) the Bank may not declare, pay or distribute interest or a dividend or other payment on any of its issued Tier 1 Capital or make any payment on a Tier 1 Guarantee; and

(b) the Bank will procure that no payment is made by any subsidiary undertaking on any security (howsoever named or designated) benefiting from a Tier 1 Guarantee;

"**Eligible Company**" means a company incorporated in England by or on behalf of the Bank whose ordinary shares are listed (i) on the Official List of the UK Listing Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 and are admitted to trading on the London Stock Exchange plc or (ii) on such other internationally recognised stock exchange as the Trustee may approve;

the "**Exceptional Deferral Condition**" will be met if, in the determination of the Bank, on the relevant date, the Bank is, or payment of the relevant Payment by the Bank will result in the Bank being, in non-compliance with the applicable Capital Regulations;

"**Exceptionally Deferred Coupon Payment**" means a Coupon Payment, or part thereof, which has been deferred in accordance with Condition 4*(a)* and has not subsequently been either (i) satisfied or (ii) deferred in accordance with Condition 4*(b)*;

"**Exceptionally Deferred Coupon Payment Date**" means the date on which the Bank has resolved to satisfy an Exceptionally Deferred Coupon Payment, as notified by the Bank to the Trustee, the Holders, the Principal Paying Agent and the Calculation Agent in accordance with Condition 4*(a)*;

"**First Reset Date**" means 22nd March, 2016;

"**Five Year Benchmark Gilt-Rate**" means, in respect of a Reset Period, the gross redemption yield as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "*Formulae for Calculating Gilt Prices from Yields*" page 4, Section One: Price/Yield Formulae "*Conventional Gilts; Double-date and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date*" (published on 8th June, 1998 and updated on 15th January, 2002) on a semi-annual compounding basis (converted to an annualised yield and rounded up (if necessary) to four decimal places) of the Benchmark Gilt in respect of that Reset Period, with the price of the Benchmark Gilt for this purpose being the arithmetic average (rounded up (if necessary) to four decimal places) of the bid and offered prices of such Benchmark Gilt quoted by the Reference Dealers at 3.00 p.m. (London time) on the relevant Coupon Determination Date on a dealing basis for settlement on the next following dealing day in London;

"**FSA**" means the Financial Services Authority or such other governmental authority in the United Kingdom (or, if the Bank becomes domiciled in a jurisdiction other than the United Kingdom, in such other jurisdiction) having primary bank supervisory authority with respect to the Bank;

"**Holder**" means the bearer of any Preferred Security;

"**holding company**" has the meaning ascribed to it under Section 736 of the Companies Act 1985;

"**Holding Company Shares**" means ordinary shares of the New Holding Company;

"**interest**" shall, where appropriate, include Coupon Amounts, Deferred Coupon Payments, Exceptionally Deferred Coupon Payments and Accrued Coupon Payments;

"**Issue Date**" means 22nd March, 2004, being the date of initial issue of the Preferred Securities;

"**Junior Subordinated Debt**" means any securities or other obligations of the Bank outstanding from time to time which, on a winding up or administration of the Bank, provide that there shall be payable in respect of each such security or other obligation such amount, if any, as would have been payable to the creditor in relation thereto if, on the day prior to the commencement of the winding up or administration, as the case may be, and thereafter, such creditor were the holder of

a preference share in the capital of the Bank of a class having a preferential right to a return of assets in the winding up or administration of the Bank, as the case may be, over the holders of all issued shares for the time being in the capital of the Bank on the assumption that such preference share was entitled to receive on a return of assets in such winding up or administration, as the case may be, an amount equal to the principal amount of such security or other obligation together with any accrued interest or any arrears of interest in respect thereof;

"**Liabilities**" means the unconsolidated gross liabilities of the Bank as shown and adjusted in like manner as for Assets;

"**Market Disruption Event**" means (i) the occurrence or existence of any suspension of or limitation imposed on trading (by reason of movements in price exceeding limits permitted by the London Stock Exchange plc or otherwise) or on settlement procedures for transactions in the Ordinary Shares on the London Stock Exchange plc if, in any such case, that suspension or limitation is, in the opinion of the Bank after consultation with the Calculation Agent, material in the context of the sale of the Ordinary Shares, or (ii) in the opinion of the Bank, there has been a substantial deterioration in the price and/or value of the Ordinary Shares or circumstances are such as to prevent or to a material extent restrict the issue or delivery of the Payment Ordinary Shares, or (iii) where, pursuant to these Conditions, moneys are required to be converted from one currency into another currency in respect of any Payment, the occurrence of any event that, in the opinion of the Bank, makes it impracticable to effect such conversion;

"**New Holding Company**" means an Eligible Company that becomes the Ultimate Owner following a Permitted Restructuring;

"**Ordinary Shares**" means ordinary shares of the Bank, having on the Issue Date a par value of 50p each;

"**Outstanding**", in relation to any Coupon Payment, Deferred Coupon Payment, Exceptionally Deferred Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment, means that such payment (a) has either become due and payable or would have become due and payable except for the non-satisfaction on the relevant date of the conditions referred to in Condition 2*(b)*(i) or the deferral, postponement or suspension of such payment in accordance with any of Condition 4*(a)*, 4*(b)*, 6*(d)*, 6*(e)* or 8*(d)*; and (b) in any such case has not been satisfied, and, in relation to any Accrued Coupon Payment, means any amount thereof which has not been satisfied whether or not payment has become due;

"**Paying Agents**" means the paying agents appointed pursuant to the Agency Agreement and such term shall, unless the context otherwise requires, include the Principal Paying Agent;

"**Payment**" means any Coupon Payment, Deferred Coupon Payment, Exceptionally Deferred Coupon Payment, Accrued Coupon Payment or Coupon Amount not falling within the definition of Coupon Payment;

"**Payment Ordinary Shares**" has the meaning ascribed to it in Condition 6*(a)*;

"**Permitted Restructuring**" means the completion of (i) an offer made by or on behalf of, an Eligible Company to all (or as nearly as may be practicable all) shareholders of the Bank (or, if the Bank is not then Ultimate Owner, the then Ultimate Owner) to acquire the whole (or as nearly as may be practicable the whole) of the issued ordinary share capital of the Bank (or, if the Bank is not then Ultimate Owner, the then Ultimate Owner) other than those already held by or on behalf of such Eligible Company or (ii) a reorganisation or restructuring whether by way of a scheme of arrangement or otherwise pursuant to which an Eligible Company acquires all (or as nearly as may be practicable all) of the issued ordinary share capital of the Bank (or, if the Bank is not then Ultimate Owner, the then Ultimate Owner) other than those already held by such Eligible Company or pursuant to which all (or as nearly as may be practicable all) of the issued ordinary share capital of the Bank (or, if the Bank is not then the Ultimate Owner, the then Ultimate Owner) not held by the New Holding Company are cancelled;

"**Permitted Restructuring Arrangement**" means an arrangement whereby the following conditions are satisfied (a) the execution of a trust deed supplemental to the Trust Deed and/or such other documentation as may be necessary to ensure that (i) the Alternative Coupon Satisfaction Mechanism, the Trust Deed and the Calculation Agency Agreement operates so that Ordinary Shares may be exchanged for Holding Company Shares in such a manner that ensures that upon sale of such Holding Company Shares the holder of each Preferred Security then outstanding will receive, in the event of a payment to be satisfied pursuant to Condition 6, an amount not less

than that which would have been receivable had such a Permitted Restructuring not taken place and (ii) the economic effect, for the Holders, of a holding of the Preferred Securities prior to the Permitted Restructuring is substantially preserved and (b) the Trustee is notified that the credit ratings that would be assigned to the Preferred Securities by Standard & Poor's, a division of The McGraw-Hill Companies, Inc., by Moody's Investors Service, Inc. and by Fitch Ratings Ltd. following any such Permitted Restructuring, shall not be less than those assigned to the Preferred Securities immediately prior to such Permitted Restructuring taking place;

"**Preferred Securities**" means the £300,000,000 5.827 per cent. Step-up Callable Perpetual Preferred Securities, and such expression shall include, unless the context otherwise requires, any further Preferred Securities issued pursuant to Condition 17 and forming a single series with the Preferred Securities;

"**Principal Paying Agent**" means the principal paying agent appointed pursuant to the Agency Agreement;

"**Redemption Price**" means, in respect of each Preferred Security, (a) the Authorised Denomination of such Preferred Security or, if redemption occurs before the First Reset Date and this is higher, (b) the price, expressed as a percentage (rounded to four decimal places, 0.00005 being rounded upwards), at which the gross redemption yield as calculated by the Calculation Agent on the basis set out by the United Kingdom Debt Management Office in the paper "*Formulae for Calculating Gilt Prices from Yields*" page 4, Section One: Price/Yield Formulae "*Conventional Gilts; Double-dated and Undated Gilts with Assumed (or Actual) Redemption on a Quasi-Coupon Date*" (published on 8th June, 1998 and updated on 15th January, 2002) on the Preferred Securities, if they were to be purchased at such price on the third dealing day prior to the date fixed for redemption, would be equal to the gross redemption yield on such dealing day of the Reference Bond plus 0.75 per cent. on the basis of the middle market price of the Reference Bond prevailing at 11.00 a.m. (London time) on such dealing day as determined by the Calculation Agent;

"**Reference Bond**" means, in relation to any calculation of the Redemption Price, the United Kingdom Treasury 8.00 per cent. due 2015, or if such security is no longer in issue, such other United Kingdom government security as the Calculation Agent may, with the advice of the Reference Dealers, determine to be appropriate for determining the Redemption Price;

"**Reference Dealers**" means three brokers of gilts and/or gilt-edged market makers selected by the Calculation Agent in consultation with the Bank and approved in writing by the Trustee, or such other three persons operating in the gilt-edged market as are selected by the Calculation Agent in consultation with the Bank and approved in writing by the Trustee;

"**Relevant Date**" means (i) in respect of any payment other than a Winding-Up Claim, the date on which such payment first becomes due and payable but, if the full amount of the moneys payable on such date has not been received by the Principal Paying Agent or the Trustee on or prior to such date, the "Relevant Date" means the date on which such moneys shall have been so received and notice to that effect shall have been given to the Holders in accordance with Condition 16, and (ii) in respect of a Winding-Up Claim, the date which is one day prior to the commencement of the winding-up or the giving of notice by an administrator that he/she intends to declare and distribute a dividend;

"**Relevant Deferred Coupon Payment Date**" means with respect to a deferral under Condition 4(a)(i), the Coupon Payment Date next following the 19th Business Day after such Exceptional Deferral Condition fails to be satisfied;

"**Reset Date**" means the First Reset Date and every fifth Coupon Payment Date thereafter;

"**Reset Period**" means the period from (and including) a Reset Date to (but excluding) the next succeeding Reset Date;

"**Shareholders**" means the holders at any given time of Ordinary Shares;

the "**Solvency Condition**" shall be satisfied in relation to the Bank if the condition attaching to payment by the Bank in Condition 2(b)(i) is satisfied;

"**Subsidiary**" has the meaning ascribed to it under Section 736 of the Companies Act 1985;

"**Substituted Issuer**" has the meaning ascribed to it in Condition 13;

"**Suspension**" has the meaning ascribed to it in Condition 8(d);

"**Talon**" means a talon for further Coupons;

"**Tier 1 Capital**" has the meaning ascribed to it in the FSA's Interim Prudential Sourcebook for Banks (as amended from time to time) or any successor publication replacing such guide or is issued capital of the Bank regardless of name or designation which is otherwise treated as issued tier 1 capital by the FSA;

"**Tier 1 Guarantee**" means any guarantee, indemnity or other contractual support arrangement entered into by the Bank in respect of securities (regardless of name or designation) issued by a subsidiary undertaking which create Tier 1 Capital of the Bank;

"**Trust Deed**" means the trust deed dated 22nd March, 2004 between the Bank and the Trustee;

"**Trustee**" means J.P. Morgan Corporate Trustee Services Limited as trustee for the Holders and includes its successor(s);

"**Ultimate Owner**" means, at any given time, the ultimate holding company of the A&L Group;

"**Upper Tier 2 Capital**" has the meaning ascribed to it in the FSA's Interim Prudential Sourcebook for Banks (as amended from time to time) or any successor publication replacing such guide or is issued capital of the Bank regardless of name or designation which is otherwise treated as issued upper tier 2 capital by the FSA;

"**Upper Tier 2 Securities**" means securities of the Bank that have substantially similar terms to the Preferred Securities save that (1) they shall contain terms no less favourable to an investor than the then current minimum requirements of the FSA in relation to Upper Tier 2 Capital and (2) the Coupon Rate of such securities shall be determined in such manner as shall result in it being 0.35 per cent. per annum below the Coupon Rate from time to time (and whether before or after the First Reset Date) applying to the Preferred Securities; and

"**Winding-Up Claim**" has the meaning ascribed to it in Condition 2(b)(ii).

SUMMARY OF PROVISIONS RELATING TO THE PREFERRED SECURITIES WHILE IN GLOBAL FORM

1. Exchange

The Preferred Securities will be represented initially by the Temporary Global Preferred Security in bearer form without Coupons or Talons which will be deposited outside the United States with a common depositary for Clearstream, Luxembourg and Euroclear on or about 22nd March, 2004. The Temporary Global Preferred Security will be exchangeable in whole or in part (free of charge to the holder) for interests in the Permanent Global Preferred Security in bearer form without Coupons or Talons on or after a date which is expected to be 3rd May, 2004 (the "**Exchange Date**") upon certification as to non-US beneficial ownership as required by US Treasury regulations and as described in the Temporary Global Preferred Security. Upon deposit of the Temporary Global Preferred Security or the Permanent Global Preferred Security (each a "**Global Preferred Security**") with a common depositary for Clearstream, Luxembourg and Euroclear, Clearstream, Luxembourg and Euroclear will credit each subscriber with a principal amount of Preferred Securities equal to the principal amount thereof for which it has subscribed and paid.

Each of the persons shown in the records of Clearstream, Luxembourg or Euroclear as the holder of a Preferred Security represented by a Global Preferred Security must look solely to Clearstream, Luxembourg or Euroclear (as the case may be) for his share of each payment made by the Bank to the bearer of such Global Preferred Security, subject to and in accordance with the respective rules and procedures of Clearstream, Luxembourg or Euroclear (as the case may be).

The Global Preferred Securities will contain provisions applicable to the Preferred Securities represented thereby, some of which modify the effect of the Terms and Conditions of the Preferred Securities. Certain of these are summarised in this section.

For so long as any of the Preferred Securities is represented by a Global Preferred Security, the bearer of the Global Preferred Security may, except as ordered by a court of competent jurisdiction or as required by law, be treated by the Bank, the Trustee and the Paying Agents as the owner thereof and of all rights thereunder free from all encumbrances (in accordance with and subject to its terms and the Trust Deed) and the expression "**Holder**" and related expressions shall be construed accordingly. Interests in Preferred Securities which are represented by a Global Preferred Security will only be transferable in accordance with the rules and procedures for the time being of Clearstream, Luxembourg and/or Euroclear as the case may be.

If any date on which a payment is due on the Preferred Securities occurs prior to the Exchange Date, the relevant payment will be made on the Temporary Global Preferred Security only to the extent that certification as to non-US beneficial ownership as required by US Treasury regulations (in substantially the form referred to in the Temporary Global Preferred Security or in such other form as is customarily issued in such circumstances by the relevant clearing system or depositary) has been received by Clearstream, Luxembourg or Euroclear. Payment of amounts due in respect of the Permanent Global Preferred Security will be made through Clearstream, Luxembourg or Euroclear without any requirement for certification.

The holder of the Temporary Global Preferred Security shall not (unless, upon due presentation of such Temporary Global Preferred Security for exchange (in whole or in part) for interests in the Permanent Global Preferred Security, such exchange is improperly withheld or refused and such withholding or refusal is continuing at the relevant payment date) be entitled to receive any payment in respect of the Preferred Securities represented by such Temporary Global Preferred Security which falls due on or after the Exchange Date.

Interests in the Permanent Global Preferred Security will only be exchangeable in whole but not in part (free of charge to the holder) for definitive bearer Preferred Securities (a) if the Permanent Global Preferred Security is held on behalf of Clearstream, Luxembourg and/or Euroclear or the Alternative Clearing System (as defined below) and each such clearing system is closed for business for a continuous period of 14 days (other than by reason of public holidays, statutory or otherwise) or announces an intention permanently to cease business or does in fact do so, by such holder giving notice to the Principal Paying Agent or (b) at any time at the option of the Bank, by the Bank giving notice to the Principal Paying Agent and the Holders of its intention to exchange the Permanent Global Preferred Security for definitive Preferred Securities on or after the Permanent Global Exchange Date (as defined below) specified in the notice.

On or after the Permanent Global Exchange Date the holder of the Permanent Global Preferred Security shall surrender the Permanent Global Preferred Security to or to the order of the Principal Paying Agent. In exchange for the Permanent Global Preferred Security, the Bank shall deliver, or procure the delivery of, an equal aggregate principal amount of duly executed and authenticated definitive Preferred Securities having attached to them all Coupons in respect of interest which has not already been paid on the Permanent Global Preferred Security and a Talon.

"**Alternative Clearing System**" means any such other clearing system as shall have been approved by the Trustee.

"**Permanent Global Exchange Date**" means a day falling not less than 60 days after that on which the notice requiring exchange is given and on which banks are open for business in the city in which the specified office of the Principal Paying Agent is located and, except in the case of exchange pursuant to (a) above, in the cities in which Euroclear, Clearstream, Luxembourg and/ or, if relevant, the Alternative Clearing System are located.

2. Payments

Principal and interest in respect of the Permanent Global Preferred Security shall be paid to its holder against presentation and (if no further payment falls to be made on it) surrender of it to or to the order of any Paying Agent which shall endorse such payment or cause payment to be endorsed in the appropriate schedule to the Permanent Global Preferred Security. No person shall however be entitled to receive any payment on the Permanent Global Preferred Security falling due after the Permanent Global Exchange Date, unless exchange of the Permanent Global Preferred Security for definitive Preferred Securities is improperly withheld or refused by or on behalf of the Bank.

3. Notices

So long as the Temporary Global Security and/or the Permanent Global Preferred Security is/are held on behalf of Euroclear and/or Clearstream, Luxembourg or an Alternative Clearing System, notice required to be given to Holders may be given by it being delivered to Euroclear and/or Clearstream, Luxembourg or, as the case may be, the Alternative Clearing System, rather than by publication as required by the Terms and Conditions of the Preferred Securities, except that, for so long as the Preferred Securities are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the Holders on the day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Holder shall be in writing and given by such Holder to the Principal Paying Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Principal Paying Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

4. Meetings

The holder of the Permanent Global Preferred Security shall be treated as two persons for the purposes of any quorum requirements of a meeting of Holders and, at any meeting of Holders, as having one vote in respect of each £1,000 principal amount of Preferred Securities for which the Permanent Global Preferred Security may be exchanged.

5. Purchase and cancellation

Cancellation of any Preferred Security represented by the Temporary Global Preferred Security or the Permanent Global Preferred Security which is required by the Terms and Conditions of the Preferred Securities to be cancelled will be effected by reduction in the principal amount of the Temporary Global Preferred Security or the Permanent Global Preferred Security, as the case may be.

6. Trustee's powers

In considering the interests of Holders in circumstances where the Temporary Global Preferred Security or the Permanent Global Preferred Security is/are held on behalf of any one or more of Euroclear, Clearstream, Luxembourg and an Alternative Clearing System, the Trustee may have regard to such information as may have been made available to it by or on behalf of the relevant clearing system or its operator as to the identity of its accountholders (either individually or by way of category) with entitlements in respect of the Temporary Global Preferred Security and/or the Permanent Global Preferred Security, as the case may be, and may consider such interests on the basis that such accountholders were the holder of the Temporary Global Preferred Security and/or the Permanent Global Preferred Security, as the case may be.

USE OF PROCEEDS

The net proceeds from the issue of the Preferred Securities are estimated to amount to approximately £297,000,000 and will be used for the general business purposes of the A&L Group.

THE ALLIANCE & LEICESTER GROUP

The Bank is the holding and principal operating company of the Alliance & Leicester Group (the "**A&L Group**").

The Bank is an authorised bank, listed on the London Stock Exchange. The Bank, which is supervised by the FSA, is a public limited company, with its issued share capital owned by retail and institutional investors.

The principal activities of the A&L Group are the provision of a comprehensive range of personal financial services in addition to a wide range of banking and financial services to business and public sector customers.

The A&L Group's business comprises two business units. Retail Banking provides personal savings and residential mortgage lending, current accounts and unsecured personal finance. Retail Banking also provides credit cards through a partnership with MBNA, Legal & General life assurance and long term investment products and general insurance products supplied by a range of providers, primarily Zurich. Wholesale Banking provides a range of banking services to commercial customers, including cash and cheque handling. These business units are supported by central group functions including treasury, finance, IT, personnel, communications and legal.

Share Buyback Programme

The A&L Group commenced its share buyback programme in June 1999, and during the year to 31st December, 2003 repurchased a total of 24.6 million shares, representing approximately 5.33 per cent. of the capital base of the Bank as at 31st December, 2003, at a total cost of £215.1 million.

Directors of the Bank

The directors of the Bank are:

	Principal outside directorships
John Windeler – *Chairman*	BMS Associates Limited (non-executive) RM plc (non-executive)
Peter Barton – *Deputy Chairman*	British Institute of International and Comparative Law (non-executive) F&C US Smaller Companies plc (non-executive) Howard de Walden Estates Limited (non-executive) The Guinness Housing Association Limited (non-executive) The Wycombe Friendship Housing Association Limited (non-executive)
Michael Allen	Fiske plc (non-executive) Safeway Plc (non-executive)
Richard Banks – *Managing Director, Wholesale Banking*	Leas Country Park Management Ltd (non-executive)
Jane Barker	Bankside Lofts Management Limited (executive) Equitas Holdings Limited (executive) Equitas Limited (executive) Equitas Management Services Limited (executive) Equitas Policyholders Trustees Limited (executive) Equitas Reinsurance Limited (executive) Equitas Runoff Services Limited (executive)
David Bennett – *Group Finance Director*	The Family Haven Limited (non-executive)
The Honourable David Brougham	Hampden Holdings Ltd (non-executive) Hampden Plc (non-executive) Azuran Plc (non-executive)
Frances Cairncross	Economic & Social Research Council (non-executive) Foundation for Science & Technology (non-executive)
Michael McTighe	LME Holdings Limited (non-executive) Pace Micro Technology plc (non-executive) Red M Communications Limited (non-executive) Via Net. Works, Inc (non-executive) Alphamosaic Ltd (chairman) Phyworks Ltd (non-executive) Corvil Networks Ltd (chairman)
Richard Pym – *Group Chief Executive*	
Chris Rhodes – *Managing Director, Retail Banking*	
Peter Stone	Intermediate Capital Group plc (non-executive) Careforce Group Ltd (non-executive) DTZ Holdings plc (non-executive) Kiln Trustees Ltd (non-executive)

	Opus Portfolio Ltd (non-executive)
	Opus Trust Ltd (non-executive)
	Smith & Williamson Holdings Ltd (non-executive)
	Stone Alone Ltd (executive)
	The Classic Opera Company (executive)
Jonathan Watts	Jolis Limited (executive)

The business address of the above directors is Carlton Park, Narborough, Leicester, LE19 0AL, England.

CAPITALISATION AND INDEBTEDNESS OF THE BANK

The following table sets out, on an audited consolidated basis, the Bank's share capital and reserves, dated loan capital and other borrowings as at 31st December, 2003.

Share capital and reserves	£m
Authorised: 776 million ordinary shares of 50p each	388.0
Called up share capital	231.1
Profit and loss account	1,344.6
Share premium account	54.7
Capital redemption reserve	63.8
Total	1,694.2
Dated loan capital	
£200,000,000 8.75 per cent. Subordinated Notes due 2006[1]	200.0
£75,000,000 9.75 per cent. Subordinated Notes due 2008[1]	75.0
U.S.$300,000,000 Subordinated Floating Rate Notes due 2010[1]	188.7
€75,000,000 Subordinated Floating Rate Notes due 2013[1]	52.9
£150,000,000 5.25 per cent. Subordinated Notes due 2023[1]	150.0
£150,000,000 5.875 per cent. Subordinated Notes due 2031[1]	150.0
Total[2]	816.6
Other borrowings	
Debt securities in issue[6]	14,853.7
Total capitalisation and indebtedness	**17,364.5**

Notes:

(1) None of the issues of Subordinated Notes is guaranteed or secured. The interest rate liabilities of 8.75 per cent. on the £200 million Notes due 2006, of 9.75 per cent. on the £75 million Notes due 2008, of 5.25 per cent. on the £150 million Notes due 2023 and of 5.875 per cent. on the £150 million Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25 per cent. above six-month sterling LIBOR. The U.S.$300 million Notes due 2010 have been swapped on an unsubordinated basis into sterling.

(2) After allowing for unamortised issue costs, the total balance as at 31st December, 2003 of the dated loan capital was £812.1 million.

(3) The number of issued ordinary shares of 50p each as at 31st December, 2003 was 462,123,750 (fully paid) with a share capital of £231,061,875. The number of issued ordinary shares of 50p each as at 29th February, 2004 was 462,429,119 (fully paid) with a share capital of £231,214,560. There has been no change to the authorised share capital since 31st December, 2003.

(4) As at 31st December, 2003 the Bank had contingent liabilities consisting of guarantees of £205.2 million.

(5) As at 31st December, 2003 the Bank had commitments of £451.6 million.

(6) £200.0 million of the £14,853.7 million debt securities in issue were guaranteed. None of the debt securities in issue were secured.

(7) Debt securities in issue as at 29th February, 2004 were £14,767.9 million of which £200.0 million were guaranteed. None of the debt securities in issue as at 29th February, 2004 were secured.

(8) Save as disclosed above, there has been no material change in the consolidated capitalisation and indebtedness, contingent liabilities or guarantees of the Bank since 31st December, 2003.

UNITED KINGDOM TAXATION

The following is a summary of the current United Kingdom taxation treatment of the Preferred Securities. It is not exhaustive. It relates only to the position of persons who are the absolute beneficial owners of the Preferred Securities and Coupons and may not apply to certain classes of Holders, such as dealers in securities. Holders who are in any doubt as to their tax position or who may be subject to tax in a jurisdiction other than the United Kingdom should consult their professional advisers.

Withholding Tax

1. All payments of interest on the Preferred Securities can be paid gross provided that, at the time of the payment, the Preferred Securities are listed on a recognised stock exchange, as defined in Section 841 of the Income and Corporation Taxes Act 1988 ("**ICTA**").
2. The interest on the Preferred Securities will have a United Kingdom source and, accordingly, subject as set out below, may be chargeable to United Kingdom income tax by direct assessment even if paid without withholding or deduction. However, such interest received without deduction or withholding is not chargeable to United Kingdom tax in the hands of a Holder who is not resident for tax purposes in the United Kingdom unless the Holder carries on a trade, profession or vocation in the United Kingdom through a branch or agency in the United Kingdom in connection with which the interest or profit is received or to which the Preferred Securities are attributable (and where that Holder is a company, unless that Holder carries on a trade in the United Kingdom through a permanent establishment in connection with which the interest or profit is received or to which the Preferred Securities are attributable). There are certain exceptions for income received by specified categories of agent (such as some brokers and investment managers).
3. If interest on the Preferred Securities were to be paid under deduction of United Kingdom income tax, Holders who are not resident in the United Kingdom may be able to recover all or part of the tax deducted if there is an appropriate provision in an applicable double taxation treaty.
4. The provisions relating to additional payments referred to in Condition 11 of "*Terms and Conditions of the Preferred Securities*" would not apply if the Inland Revenue sought to assess the person entitled to the relevant interest or (where applicable) profit on any Preferred Security directly to United Kingdom income tax. However, exemption from or reduction of such United Kingdom tax liability might be available under an applicable double taxation treaty.

Holders within the charge to United Kingdom corporation tax

For corporate Preferred Securities Holders within the charge to United Kingdom corporation tax, Preferred Securities will normally constitute "qualifying corporate bonds" within section 117 of the Taxation of Chargeable Gains Act 1992. Such corporate Preferred Securities Holders will normally recognise any gain or loss for corporation tax purposes under the "loan relationship" rules in the Finance Act 1996. Under these rules, all interest, profits, gains and losses, measured and recognised in accordance with an authorised accruals or mark to market basis of accounting method, are taxed or relieved as income.

Holders not within the charge to United Kingdom corporation tax

On a disposal or redemption of the Preferred Securities, a Preferred Securities Holder who is not within the charge to United Kingdom corporation tax and who is a UK taxpayer may realise a chargeable gain or an allowable loss for United Kingdom capital gains tax purposes.

Preferred Securities Holders who are within the charge to United Kingdom income tax on the interest payable on the Preferred Securities will generally be liable to tax on this interest when it is paid to them in cash or in the form of shares (see below).

A transfer of Preferred Securities by a Preferred Securities Holder which is not a company within the charge to United Kingdom corporation tax and which is resident or ordinarily resident in the United Kingdom or which carries on a trade in the United Kingdom through a branch or agency to which the Preferred Securities are attributable may give rise to a charge to United Kingdom income tax in respect of an amount representing interest on the Preferred Securities which has

accrued since the preceding Coupon Payment Date under the provisions of the "accrued income scheme" (the "**Scheme**"). The Preferred Securities will be variable rate securities within the meaning of Section 717 of the Income and Corporation Taxes Act 1988. Accordingly, on a transfer of a Preferred Security, an amount of interest which is just and reasonable will be treated as accrued income under the Scheme. However, the transferee will not be entitled to any corresponding relief for that amount under the Scheme.

Payment of interest in ordinary shares

In certain cases the Bank may issue ordinary shares to discharge its obligations to make a Coupon Payment on the Preferred Securities (as more particularly described in Condition 6 of the Terms and Conditions of the Preferred Securities).

It is intended that the ordinary shares issued by the Bank will have a market value equal to the outstanding Coupon Payment(s). Provided that this is the case, a Couponholder should not realise a capital gain as a result of either the mandatory exchange or the subsequent sale of the Bank ordinary shares. For Couponholders who are UK taxpayers but who are not within the charge to United Kingdom corporation tax in respect of the Preferred Securities, the issue of ordinary shares will be treated as a payment of the Coupon Payment(s) in question.

Where the Bank issues ordinary shares to satisfy a Coupon Payment, as described in Condition 6, the issue of the ordinary shares by the Bank will be treated as representing payment of the Coupon Payment in question. As explained in Condition 6, the Bank will issue such number of ordinary shares as is required in order to generate sufficient proceeds to discharge the Coupon Payment in question. As the Bank's ordinary shares are denominated in sterling, and assuming that sterling is still the official currency of the United Kingdom, it is anticipated that the proceeds generated from the sale of such shares will be in sterling. This sterling amount will generally be the amount on which investors who are within the charge to United Kingdom income tax (and are not within the charge to corporation tax) will be liable to income tax in respect of the Coupon Payment in question.

Proposed EU Directive on the taxation of savings income

On 3rd June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

SUBSCRIPTION AND SALE

Under a subscription agreement entered into with the Bank on 18th March, 2004 (the "**Subscription Agreement**") UBS Limited, Barclays Bank PLC, Cazenove & Co. Ltd, Lehman Brothers International (Europe), Citigroup Global Markets Limited, Dresdner Bank AG London Branch, HSBC Bank plc, J.P. Morgan Securities Ltd., Morgan Stanley & Co. International Limited and Nomura International plc (together, the "**Managers**") have agreed to subscribe for the Preferred Securities at the issue price of 100 per cent. of their principal amount. The Bank has agreed to pay to the Managers a combined management and underwriting commission of 1 per cent. of the principal amount of the Preferred Securities.

The Subscription Agreement is subject to termination in certain circumstances prior to payment to the Bank.

United States

The Preferred Securities have not been and will not be registered under the US Securities Act of 1933, as amended (the "**Securities Act**"), and may not be offered or sold within the United States or to, or for the account or benefit of, US persons except in certain transactions exempt from the registration requirements of the Securities Act. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act. The Preferred Securities are subject to US tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a US person, except in certain transactions permitted by US tax regulations. Terms used in this paragraph have the meanings given to them by the US Internal Revenue Code of 1986 and regulations thereunder.

Each Manager has agreed that, except as permitted by the Subscription Agreement, it will not offer, sell or deliver Preferred Securities (i) as part of their distribution at any time, or (ii) otherwise until 40 days after the later of the commencement of the offering and the Issue Date, within the United States or to, or for the account or benefit of, US persons, and that it will have sent to each dealer to which it sells Preferred Securities during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of Preferred Securities within the United States or to, or for the account or benefit of, US persons.

In addition, until 40 days after the commencement of the offering, an offer or sale of Preferred Securities within the United States by a dealer that is not participating in the offering may violate the registration requirements of the Securities Act.

United Kingdom

Each Manager has represented and agreed that:

(1) it has not offered or sold and will not offer or sell any Preferred Securities to persons in the United Kingdom prior to admission of the Preferred Securities to listing in accordance with Part VI of the FSMA except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 or the FSMA;

(2) it has only communicated or caused to be communicated and will only communicate or cause to be communicated an invitation or inducement to engage in investment activity (within the meaning of Section 21 of the FSMA) received by it in connection with the issue of the Preferred Securities in circumstances in which Section 21(1) of the FSMA would not, if the Bank was not an authorised person, apply to the Bank; and

(3) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the Preferred Securities in, from or otherwise involving the United Kingdom.

General

Each Manager has agreed that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Preferred Securities or possesses or distributes this Offering Circular or any other offering material and will obtain any consent, approval or permission required by it for the

purchase, offer, sale or delivery by it of Preferred Securities under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Bank, the Trustee and any of the other Managers shall have any responsibility therefor. No action has been taken in any jurisdiction that would permit a public offering of any of the Preferred Securities, or (other than in the United Kingdom) possession or distribution of this Offering Circular or any other offering material, in any country or jurisdiction where action for that purpose is required.

None of the Bank, the Trustee and the Managers represents that the Preferred Securities may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available hereunder, or assumes any responsibility for facilitating such sale.

GENERAL INFORMATION

Listing

The admission of the Preferred Securities to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that official listing will be granted on or about 24th March, 2004 subject only to the issue of the Temporary Global Preferred Security. Prior to official listing, dealings will be permitted by the London Stock Exchange in accordance with its rules.

Authorisation

The issue of the Preferred Securities by the Bank has been duly authorised by resolutions of the Board of Directors of the Bank passed on 29th January, 2004 and 26th February, 2004.

Clearing Systems

The Preferred Securities have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The International Securities Identification Number ("**ISIN**") for this issue is XS0188550114 and the Common Code is 018855011.

U.S. Tax

All Preferred Securities, Coupons and Talons will carry a legend to the following effect "*Any United States person who holds this obligation will be subject to limitations under the United States income tax laws, including the limitations provided in sections 165(j) and 1287(a) of the Internal Revenue Code*". The sections referred to in such legend provide that United States persons, with certain exceptions, will not be entitled to deduct any loss, and will not be entitled to capital gains treatment with respect to any gain, realised on any sale, exchange or redemption of a Preferred Security, Coupon or Talon.

Litigation

Neither the Bank nor any of its subsidiaries is or has been involved in any legal or arbitration proceedings which may have or have had in the 12 months preceding the date of this Offering Circular a significant effect on the financial position of the Bank and its subsidiaries taken as a whole nor, so far as the Bank is aware, are any such legal or arbitration proceedings pending or threatened.

No Significant or Material Change

Save as disclosed in this Offering Circular, there has been no significant change in the financial or trading position of the Bank and its subsidiaries taken as a whole since 31st December, 2003 and there has been no material adverse change in the financial position or prospects of the Bank and its subsidiaries taken as a whole since 31st December, 2003.

Redemption and Purchase by the Bank

No redemption or purchase by the Bank or any subsidiary of the Bank for cancellation of the Preferred Securities will be made without prior notification to, and confirmation of no objection from, the FSA.

Accounts

The financial information set out in this Offering Circular in respect of the A&L Group does not constitute statutory accounts within the meaning of section 240(5) of the Companies Act 1985. Deloitte & Touche reported on the statutory accounts of the A&L Group for the year ended 31st December, 2002 and Deloitte & Touche LLP reported on the statutory accounts of the A&L Group for the year ended 31st December, 2003, in each case, within the meaning of section 235 of the Companies Act 1985. Each such report was unqualified within the meaning of section 271 of the Companies Act 1985. Statutory accounts of the A&L Group for the financial year ended 31st December, 2002 have been filed with the Registrar of Companies in England and Wales and those for the year ended 31st December, 2003 will be filed with the Registrar of Companies in England and Wales in due course.

Documents

Copies of the following documents will be available for inspection from the specified office of the Principal Paying Agent so long as any of the Preferred Securities remains outstanding:

(a) the Memorandum and Articles of Association of the Bank;

(b) the consolidated audited financial statements of the Bank in respect of the financial years ended 31st December, 2002 and 2003. The Bank currently prepares audited consolidated and unconsolidated accounts on an annual basis; and

(c) the most recently published audited annual financial statements of the Bank and the most recently published unaudited interim financial statements (if any) of the Bank. The Bank currently prepares unaudited consolidated interim accounts as at 30th June each year; and

(d) the Subscription Agreement, the Trust Deed, the Agency Agreement and the Calculation Agency Agreement.

Certifications and Reports

The Trust Deed provides that the Trustee may rely on certificates or reports from Auditors (as defined therein) in accordance with the provisions of the Trust Deed whether or not addressed to the Trustee and whether or not any such certificates or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contained any limit of the liability of the Auditors.

BANK
Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL

AUTHORISED ADVISER
UBS Limited
1 Finsbury Avenue
London EC2M 2PP

TRUSTEE
J.P. Morgan Corporate Trustee Services Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

PRINCIPAL PAYING AGENT
Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

PAYING AGENT
The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels
Brussels

CALCULATION AGENT
Cazenove & Co. Ltd
20 Moorgate
London EC2R 6DA

LEGAL ADVISERS

To the Bank
Allen & Overy
One New Change
London EC4M 9QQ

To the Managers and the Trustee
Linklaters
One Silk Street
London EC2Y 8HQ

AUDITORS OF THE BANK
Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Four Brindleyplace
Birmingham B1 2HZ

imprima de bussy — C89243

File No. 82-4964

Information Memorandum

Alliance Leicester

Alliance & Leicester plc

(incorporated with limited liability in England and Wales under the Companies Act 1985 with registered number 3263713)

U.S.$15,000,000,000
Euro Medium Term Note Programme

On 16th December, 1998, Alliance & Leicester plc (**"A&L"** or the **"Issuer"**) entered into a U.S.$5,000,000,000 Euro Medium Term Note Programme (the **"Programme"**). The Programme has subsequently been amended from time to time and the amount of the Programme was increased to U.S.$15,000,000,000 on 2nd May, 2003. This Information Memorandum supersedes any previous Information Memorandum and any supplements thereto. This Information Memorandum is valid for a period of one year from the date hereof. Any Notes issued under the Programme on or after the date of this Information Memorandum are issued subject to the provisions herein. This Information Memorandum does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the **"Notes"**) denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described in the Programme Agreement (as defined in "Subscription and Sale" below).

The Notes may be issued on a continuing basis to one or more of the Dealers specified under **"Summary of the Programme"** and any additional Dealer appointed under the Programme from time to time (each a **"Dealer"** and together the **"Dealers"**), which appointment may be for a specific issue or on an ongoing basis. References in this Information Memorandum to the **"relevant Dealer"** shall, in relation to any Note, be references to the Dealer or Dealers with whom the Issuer has agreed the issue and purchase of such Note.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the **"UK Listing Authority"**) for Notes issued during the period of 12 months from the date of this Information Memorandum to be admitted to the official list of the UK Listing Authority (the **"Official List"**) and to the London Stock Exchange plc (the **"London Stock Exchange"**) for such Notes to be admitted to trading by the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under **"Terms and Conditions of the Notes"**) of Notes will be set out in a pricing supplement (the **"Pricing Supplement"**) which, with respect to Notes to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

Notes to be issued under the Programme have been rated Prime-1 (in respect of Senior Notes with a maturity of less than one year), A1 (in respect of other Senior Notes) and A2 (in respect of Subordinated Notes) by Moody's Investors Service Limited, A-1 (in respect of Senior Notes with a maturity of less than one year), A+ (in respect of other Senior Notes), A (in respect of Dated Subordinated Notes with a maturity of one year or more) and A- (in respect of Undated Subordinated Notes) by Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc. and F1+ (in respect of Senior Notes with a maturity of less than one year), AA- (in respect of other Senior Notes) and A+ (in respect of Subordinated Notes) by Fitch Ratings Ltd. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency and any rating should be evaluated independently of any other rating.

The Issuer may agree with any Dealer and J.P. Morgan Trustee and Depositary Company Limited (the **"Trustee"**) that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) *supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the* agreement reached in relation to such Notes.

Arranger
LEHMAN BROTHERS

Dealers

BARCLAYS CAPITAL	HSBC
JPMORGAN	LEHMAN BROTHERS
MORGAN STANLEY	NOMURA INTERNATIONAL
THE ROYAL BANK OF SCOTLAND	UBS INVESTMENT BANK

The date of this Information Memorandum is 29th April, 2004

The Issuer accepts responsibility for the information contained in this Information Memorandum and to the best of its knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the Act or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

A copy of this Information Memorandum, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000, as amended (the "Listing Particulars") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Information Memorandum, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Interactive Data at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Information Memorandum to Listing Particulars means this Information Memorandum excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in the Information Memorandum by reference conflicts in any material respect with the information included in the Listing Particulars.

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below) (provided, however, that such incorporated documents do not form part of the Listing Particulars). This Information Memorandum shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Information Memorandum or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer to give any information or to make any representation not contained in this Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Trustee.

Neither this Information Memorandum nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer or any of the Dealers or the Trustee that any recipient of this Information Memorandum or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Information Memorandum nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date

indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Information Memorandum, when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale" below).

This Information Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Information Memorandum and the offer or sale of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Dealers and the Trustee represent that this Information Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers and the Trustee (save for the approval of this Information Memorandum as listing particulars by the UK Listing Authority and delivery of a copy of this Information Memorandum to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in the United States, the United Kingdom, Japan, France, Germany and The Netherlands, see "Subscription and Sale".

All references in this document to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Japanese Yen" and "Yen" refer to Japanese Yen, to "Sterling" and "£" refer to pounds sterling and to "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part, at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Information Memorandum (provided, however, that such incorporated documents do not form a part of the *Listing Particulars*):

(a) the most recently published audited consolidated and non-consolidated annual financial statements of the Issuer; and

(b) all supplements or amendments to this Information Memorandum circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Information Memorandum (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Information Memorandum.

If the terms of the Programme are modified or amended in a manner which would make this Information Memorandum, as so modified or amended, inaccurate or misleading, a new information memorandum will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under **"Form of the Notes"** below.

This Information Memorandum and any supplement will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Information Memorandum in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed U.S.$15,000,000,000 or its equivalent in other currencies, subject to increase as provided in the Programme Agreement. For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the U.S. dollar equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the U.S. dollar equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the U.S. dollar equivalent of Zero Coupon Notes (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in **"Form of the Notes"** and **"Terms and Conditions of the Notes"** *shall have the same meanings in this summary.*

Issuer:	Alliance & Leicester plc
Description:	Euro Medium Term Note Programme
Arranger:	Lehman Brothers International (Europe)
Dealers:	Barclays Bank PLC HSBC Bank plc Lehman Brothers International (Europe) J.P. Morgan Securities Ltd. Morgan Stanley & Co. International Limited Nomura International plc The Royal Bank of Scotland plc UBS Limited and any other Dealers appointed in accordance with the Programme Agreement.
Trustee:	J.P. Morgan Trustee and Depositary Company Limited
Issuing and Principal Paying Agent:	Citibank, N.A.
Currencies and Certain Restrictions:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer. Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see **"Subscription and Sale"**) including the following restrictions applicable at the date of this Information Memorandum. Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 (as amended) in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 25th June, 1997. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the **"Swiss Dealer"**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 (as amended). The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.
Programme Size:	Up to U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described under **"General Description of the Programme"**) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. The relevant provisions applicable to any such redenomination are contained in Condition 5.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form as described in **"Form of the Notes"**.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer.
	The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed within the United Kingdom, subject as provided in Condition 9. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 9, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Senior Notes will contain a negative pledge provision as further described in Condition 4.
Cross Default:	The terms of the Senior Notes will contain a cross default provision as further described in Condition 11(a).
Status of the Senior Notes:	The Senior Notes will constitute direct, unconditional, (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and, subject as aforesaid, will rank at least *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations and liabilities (including contingent obligations and liabilities) of the Issuer, other than those statutorily preferred in the event of the dissolution or winding up of the Issuer.
Status and Subordination of Subordinated Notes:	The Dated Subordinated Notes will constitute direct, unsecured and subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves. The Notes will rank at least *pari passu* and rateably with other subordinated obligations of the Issuer from time to time outstanding but will rank ahead of the holders of any subordinated obligations whose claims are expressed to rank junior to the Notes.
	The Undated Subordinated Notes will constitute direct and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves, and the rights of the Noteholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors (as defined in Condition 3).
Listing:	Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. Unlisted Notes may also be issued.
	The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, France, Germany and The Netherlands and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see **"Subscription and Sale"**.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global note (a **"Temporary Global Note"**) or, if so specified in the applicable Pricing Supplement, a permanent Global Note (a **"Permanent Global Note"**), which in either case will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **"Common Depositary"**) for Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the **"Exchange Date"**) which is the later of (i) 40 days after the Temporary Global Note is issued and (ii) 40 days after the completion of the distribution of the relevant Tranche, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant lead manager (in the case of a syndicated issue) (the **"Distribution Compliance Period"**), interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification. The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, **"Exchange Event"** means that (i) an Event of Default (as defined in Condition 11) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available or (iii) at the option of the Issuer at any time. The Issuer will promptly give notice to Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under **"Terms and Conditions of the Notes"**), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear and/or Clearstream, Luxembourg, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and its agents and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer and its agents and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **"Noteholder"** and **"holder of the Notes"** and related expressions shall be construed accordingly.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless, pursuant to the Trust Deed (as defined under "Terms and Conditions of the Notes"), the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

Applicable Pricing Supplement

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ALLIANCE & LEICESTER PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein.

Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [ ]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with such Information Memorandum.

[*The following alternative language applies if the first Tranche of an issue which is being increased was issued under an Information Memorandum with an earlier date.*

Terms not used herein shall be deemed to be defined as such for the purposes of the Conditions (the "**Conditions**") set forth in the Information Memorandum dated [*original date*]. This Pricing Supplement contains the final terms of the Notes and must be read in conjunction with the Information Memorandum dated [*current date*], save in respect of the Conditions which are extracted from the Information Memorandum dated [*original date*] and are attached hereto.]

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs. Italics denote directions for completing the Pricing Supplement.*]

1.	(i)	Issuer:	Alliance & Leicester plc
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.		Specified Currency or Currencies:	[ ]
4.		Aggregate Nominal Amount:	
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*]] (*in the case of fungible issues only, if applicable*)
	(ii)	Net proceeds:	[ ] (*Required only for listed issues*)
6.		Specified Denominations:	[ ] [ ]
7.	(i)	*Issue Date and Interest* Commencement Date:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]
8.		Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]

9.	Interest Basis:	[[ ] per cent. Fixed Rate] [[*LIBOR/EURIBOR*] +/– [ ] per cent. Floating Rate] [Zero Coupon] [Index Linked Interest] [Dual Currency Interest] [*specify other*] (further particulars specified below)
10.	Redemption/Payment Basis:	[Redemption at par] [Index Linked Redemption] [Dual Currency Redemption] [Partly Paid] [Instalment] [*specify other*]
11.	Change of Interest Basis or Redemption/ Payment Basis:	[*Specify details of any provision for change of Notes into another Interest Basis or Redemption/ Payment Basis*]
12.	Put/Call Options:	[Investor Put] [Issuer Call] [(further particulars specified below)]
13.	(a) *Status of the Notes:*	[Senior/[Dated/Undated] Subordinated]
	(b) [Date [Board] approval for issuance of Notes obtained:	[ ]] *(N.B. Only relevant where Board (or similar) authorisation is required for the particular tranche of Notes)*
14.	*Listing:*	[London/*specify other*/None]
15.	Method of distribution:	[Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16.	*Fixed Rate Note Provisions*	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i) Rate(s) of Interest:	[ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear] *(If payable other than annually, consider amending Condition 6)*
	(ii) Interest Payment Date(s):	[[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*
	(iii) Fixed Coupon Amount(s):	[ ] per [ ] in nominal amount
	(iv) Broken Amount(s):	[*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]
	(v) Day Count Fraction:	[30/360 or Actual/Actual (ISMA) or *specify other*]
	(vi) Determination Date(s):	[ ] in each year [*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon* *(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)* *(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))*]

(vii)	Other terms relating to the method of calculating interest for Fixed Rate Notes:	[None/*Give details*]

17. *Floating Rate Note Provisions* — [Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)

(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/ *specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	– Reference Rate:	[ ] (*Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement*)
	– Interest Determination Date(s):	[ ] (*Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than sterling or euro LIBOR), first day of each Interest Period if sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR*)
	– Relevant Screen Page:	[ ] (*In the case of EURIBOR, if not Moneyline Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately*)
(vii)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(viii)	Margin(s):	[+/–] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 or Actual/Actual Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] (*See Condition 6 for alternatives*)

	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	*Zero Coupon Note Provisions*		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 8(e)(iii) and 8(j) apply/*specify other]* *(Consider applicable Day Count Fraction if not U.S. dollar denominated)*
19.	*Index Linked Interest Note Provisions*		[Applicable/Not Applicable] *(If not applicable, delete the remaining subparagraphs of this paragraph)*
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Calculation Agent responsible for calculating the interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
20.	*Dual Currency Note Provisions*		[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]
	(iv)	Person at whose option Specified Currency(ies) is/are payable:	[ ]

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] Specified Denomination

(iii) *If redeemable in part:*

(a) Minimum Redemption Amount: [ ]

(b) Maximum Redemption Amount: [ ]

(iv) Notice period (if other than as set out in the Conditions): [ ]
(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)

22. Investor Put — [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): [ ] per Note of [ ] Specified Denomination

(iii) Notice period (if other than as set out in the Conditions): [ ]
(N.B. If setting notice periods which are different to those provided in the Conditions, the Issuer is advised to consider the practicalities of distribution of information through intermediaries, for example, clearing systems and custodians, as well as any other notice requirements which may apply, for example, as between the Issuer and the Agent or Trustee)

23. Final Redemption Amount of each Note — [[ ] per Note of [ ] Specified Denomination/*specify other*/see Appendix]

24. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 8(e)): [ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes: [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

[Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]

		[Permanent Global Note exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]
26.	Additional Financial Centre(s) or other special provisions relating to Payment Dates:	[Not Applicable/*give details*] *(Note that this item relates to the place of payment, and not interest period end dates, to which items 17(iii) and 19(vi) relate)*
27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable /*Give details*]
	(ii) Instalment Date(s):	[Not Applicable /*Give details*]
30.	Redenomination applicable:	Redenomination [[not] applicable *[If Redenomination is applicable specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)]*
31.	Other terms or special conditions:	[Not Applicable/*Give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*Give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*Give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	*Additional selling restrictions:*	*[Not Applicable/Give details]*

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[ ]
	ISIN:	[ ]
	Common Code:	[ ]

LISTING APPLICATION

This Pricing Supplement comprises the final terms required for the issue of Notes described herein pursuant to the U.S.$15,000,000,000 Euro Medium Term Note Programme of Alliance & Leicester plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

[If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 5, 6, 7, 8 (except Condition 8(b)), 12, 13, 14, 15 (insofar as such Notes are not listed or admitted to trading on any stock exchange) or 18, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to **"Form of the Notes"** *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Alliance & Leicester plc (the **"Issuer"**) constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the **"Trust Deed"**) dated 16th December, 1998 and made between Alliance & Leicester plc (in its capacity both as an Issuer and as guarantor of Notes issued by Alliance & Leicester Group Treasury plc) and J.P. Morgan Trustee and Depositary Company Limited (the **"Trustee"**, which expression shall include any successor as trustee).

References herein to the **"Notes"** shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a **"Global Note"**), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the **"Agency Agreement"**) dated 3rd May, 2002 and made between the Issuer, Citibank, N.A. as issuing and principal paying agent and agent bank (the **"Agent"**, which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the **"Paying Agents"**, which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons (**"Coupons"**) and, if indicated in the applicable Pricing Supplement, talons for further Coupons (**"Talons"**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts (**"Receipts"**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the **"applicable Pricing Supplement"** are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the **"Noteholders"**, which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the **"Receiptholders"**) and the holders of the Coupons (the **"Couponholders"**, which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, **"Tranche"** means Notes which are identical in all respects (including as to listing) and **"Series"** means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement are available for inspection during normal business hours at the principal office for the time being of the Trustee (being at 29th April, 2004 at Trinity Tower, 9 Thomas More Street, London E1W 1YT, England) and at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be available for inspection by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed shall prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement shall prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis specified in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis specified in the applicable Pricing Supplement.

This Note is a Senior Note or a Subordinated Note, as indicated in the applicable Pricing Supplement. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of receiving payment thereof or on account thereof and for all other purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and/or Clearstream Banking, société anonyme, (**"Clearstream, Luxembourg"**) each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **"Noteholder"** and **"holder of Notes"** and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of

Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit, and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding, on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved in writing by the Issuer, the Agent and the Trustee.

2. Status of Senior Notes

This Condition 2 shall apply only to Senior Notes.

If the Notes are specified as Senior Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional, (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and, subject as aforesaid, rank at least *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations and liabilities (including contingent obligations and liabilities) of the Issuer other than those statutorily preferred in the event of the dissolution or winding up of the Issuer.

3. Status and Subordination of Subordinated Notes

This Condition 3 shall apply only to Subordinated Notes.

(a) Dated Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct, unsecured and subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves. The Notes and the relative Receipts and Coupons (if any) will rank at least *pari passu* and rateably with other subordinated obligations of the Issuer from time to time outstanding but will rank ahead of the holders of any subordinated obligations whose claims are expressed to rank junior to the Notes and the relative Receipts and Coupons (if any).

(ii) In the case of Dated Subordinated Notes, in the event of the winding up of the Issuer or the appointment of an administrator of the Issuer where the administrator has given notice that he/she intends to declare and distribute a dividend, the claims of the Trustee, the Noteholders, the Receiptholders and the Couponholders against the Issuer in respect of the Notes and the relative Receipts and Coupons (if any) will be subordinated to the claims of all unsubordinated creditors of the Issuer in the manner provided in the Trust Deed. In such event, the claims of the Noteholders, the Receiptholders and the Couponholders against the Issuer will become due and payable and capable of proof in such winding up or such administration, as the case may be, but only to the extent that assets will remain available in such winding up or such administration, as the case may be, after all unsubordinated claims have been satisfied in full or full provision therefor has been made. Accordingly, no payments of amounts due under the Notes, the Receipts or the Coupons will be made to the Noteholders, the Receiptholders or the Couponholders following the commencement of the winding up of the Issuer or the giving of such notice by the administrator except where all sums due from the Issuer in respect of all such unsubordinated claims are paid in full. Any amounts paid to the Trustee in the winding up of the Issuer or in such an administration as aforesaid of the Issuer will be held on trust for distribution in satisfaction of the claims of unsubordinated creditors to the extent (if any) not fully paid and thereafter in or towards payment of the amounts due under the Notes and the relative Receipts and Coupons (if any).

(b) Undated Subordinated Notes

(i) If the Notes are specified as Undated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Coupons are direct and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

(ii) In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment

and still be solvent immediately thereafter. For the purpose of this Condition 3(b)(ii), the Issuer shall be solvent if (i) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up or administration of the Issuer, it is able to pay its debts owed to Senior Creditors as they fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the auditors of the Issuer or, *if the Issuer is in winding up, its liquidator or if the Issuer is in administration, its administrator,* shall, in the absence of proven error, be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

(iii) In the case of Undated Subordinated Notes, if at any time either an order is made or an effective resolution is passed for the winding up of the Issuer in England (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Subsidiary (as defined in the Trust Deed) of the Issuer, the terms of which reconstruction, amalgamation or substitution (i) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (ii) do not provide that the Notes shall thereby become repayable) or if, following the appointment of an administrator of the Issuer, the administrator gives notice that he/she intends to declare and distribute a dividend, there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up or such administration and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer of a class having a preferential right to a return of assets in the winding up or such administration over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up or such administration an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 6(g)), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

(c) Definitions

For the purpose of this Condition:

"Assets" means the unconsolidated gross assets of the Issuer and **"Liabilities"** means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors, the auditors of the Issuer or its liquidator (as the case may be) may determine; and

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up or administration of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders.

(d) Set-off

Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons (if any) and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

4. Negative Pledge

This Condition 4 shall apply only to Senior Notes.

(a) If the Notes are specified as Senior Notes in the applicable Pricing Supplement, so long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer will not create or have outstanding any mortgage, lien (not being a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future, to secure any Loan Stock of the Issuer or any obligation of the Issuer, under any guarantee of or indemnity in respect of any Loan Stock of any Subsidiary of the Issuer without at the same time or prior thereto

securing the Notes, the Receipts and the Coupons equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes, the Receipts and the Coupons as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or which shall be approved by an Extraordinary Resolution of the Noteholders.

(b) **"Loan Stock"** is defined in the Trust Deed to mean indebtedness which is in the form of, or represented or evidenced by, notes, bonds, debentures, loan stock or other securities which for the time being are, or are intended to be, or are capable of being, quoted, listed, dealt in or traded on any stock exchange, over-the-counter or other established securities market, but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Redenomination

(a) Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders or the Couponholders, but after prior consultation with the Trustee on giving prior notice to the Agent, Euroclear and Clearstream, Luxembourg and at least 30 days' prior notice to the Noteholders in accordance with Condition 15 and to the Trustee, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) the Notes and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Agent and the Trustee, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(iii) if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Agent may approve) euro 0.01 and such other denominations as the Agent shall determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the **"Exchange Notice"**) that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with market convention;

(vii) if the Notes are Floating Rate Notes the applicable Pricing Supplement specifies any relevant changes to the provisions relating to interest; and

(viii) such other changes shall be made to these Terms and Conditions and/or the Trust Deed as the Issuer may, with the agreement of the Agent and the Trustee, decide and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro. Any such other changes will not take effect until after they have been notified to the Noteholders in accordance with Condition 15.

(b) Definitions

In these Terms and Conditions, the following expressions have the following meanings:

"Established Rate" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"Redenomination Date" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph *(a)* above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union;

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto; and

"Treaty" means the Treaty establishing the European Community, as amended by the Treaty on European Union and as amended by the Treaty of Amsterdam.

6. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to, (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in these Terms and Conditions, **"Fixed Interest Period"** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **"Accrual Period"**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such Accrual Period divided by the product of (1) the number of days in such Determination Period and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the *applicable Pricing Supplement) that would occur in one calendar year; and*

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or *the final Interest Payment Date is not a Determination Date, the period commencing on the first* Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable, subject as provided in these Terms and Conditions, in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an **"Interest Payment Date"**) which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these *Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the* Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should *occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business* Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 6*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B)

below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the *immediately preceding Business Day*; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, **"Business Day"** means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively), or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), **"ISDA Rate"** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of Notes (the **"ISDA Definitions"**) and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**"LIBOR"**) or on the Euro-zone inter-bank offered rate (**"EURIBOR"**), the first day of that Interest Period, or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), **"Floating Rate"**, **"Calculation Agent"**, **"Floating Rate Option"**, **"Designated Maturity"** and **"Reset Date"** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) *Minimum and/or Maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the **"Interest Amount"**) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest unit of the relevant Specified Currency, half of any such unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(b):

(i) if **"Actual/365"** or **"Actual/Actual"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if **"Actual/365 (Fixed)"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if **"Actual/365 (Sterling)"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if **"Actual/360"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if **"30/360"**, **"360/360"** or **"Bond Basis"** is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if **"30E/360"** or **"Eurobond Basis"** is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 15 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 15. For the purposes of this paragraph, the expression **"London Business Day"** means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) *Determination or Calculation by Trustee*

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 6, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 6, whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Principal Paying Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) Interest on Dual Currency Notes

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Zero Coupon Notes

Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest. When a Zero Coupon Note becomes repayable prior to its Maturity Date it will be redeemed at the Early Redemption Amount calculated in accordance with Condition 8*(e)*(iii). In the case of late payment the amount due and repayable shall be calculated in accordance with Condition 8*(j)*.

(e) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) Accrual of interest

Each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

(g) Interest on Undated Subordinated Notes

(i) If the Notes are specified as Undated Subordinated Notes in the applicable Pricing Supplement, interest payments (excluding Arrears of Interest (as defined below)) on the Notes shall (subject to Condition 3*(b)*) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the Interest Accrual Period (as defined below) ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may (subject to Condition 3*(b)*) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 6*(g)*) the interest payable on such Optional Interest Payment Date accrued in the Interest Accrual Period ending on the day immediately preceding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. Any interest in respect of the Notes not paid on an Interest Date (as defined below) together with any other interest in respect thereof not paid on any other Interest Date shall, so long as the same remains unpaid, constitute **"Arrears of Interest"**. Arrears of Interest may, at the option of the Issuer (subject to Condition 3*(b)*), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 15, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3*(b)*) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 8, and (iii) the commencement of winding up of the Issuer or, where an administrator of the Issuer has been appointed, and the administrator has given notice that he/she intends to declare and distribute a dividend, the date of giving such notice.

Notwithstanding the foregoing, if notice is given by the issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3*(b)*) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Date (or consecutive Interest Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Date to the Noteholders in accordance with Condition 15:

 (i) if such Interest Date will be an Optional Interest Payment Date; and

 (ii) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

(iii) For the purposes of these Terms and Conditions, the following expressions have the following meanings:

"**Compulsory Interest Payment Date**" means any Interest Date if, in the six calendar months immediately preceding such Interest Date, any dividend has been declared or paid on any class of share capital of the Issuer;

"**Interest Accrual Period**" means the period from (and including) the Interest Commencement Date up to (but excluding) the first Interest Date or, as the case may be, the period from (and including) one Interest Date up to (but excluding) the next Interest Date;

"**Interest Date**" means any date on which interest is, or (but for this paragraph *(g)*) would be, payable pursuant to this Condition; and

"**Optional Interest Payment Date**" means any Interest Date other than a Compulsory Interest Payment Date.

7. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) payments in euro will be made by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee with a bank in Europe or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 9.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph *(a)* above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant definitive Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 9) in respect of such

principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any definitive Note which comprises a Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any definitive Note which comprises a Floating Rate Note, Dual Currency Interest Note or Index Linked Interest Note becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of such definitive Note.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest the Interest Date for which falls either on or after the date on which the winding up in England of the Issuer is deemed to have commenced or, where an administrator of the Issuer has been appointed, and the administrator has given notice that he/she intends to declare and distribute a dividend, on or after the date of giving such notice, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment either after an order is made or an effective resolution is passed for the winding up in England of the Issuer or, where an administrator of the Issuer has been appointed, and the administrator has given notice that he/she intends to declare and distribute a dividend, on or after the date of giving such notice must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Dates falling prior to either the commencement of such winding up of the Issuer or the date of giving such notice, as the case may be, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Accrual Period current at the date of either the commencement of the winding up of the Issuer or the date of giving such notice, as the case may be.

(c) Payments in respect of Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it is presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on such Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to any further interest or other payment in respect of such delay. For these purposes, **"Payment Day"** means any day which (subject to Condition 10) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

 (A) the relevant place of presentation;

 (B) London; and

 (C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre so specified and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 9 or under any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 8*(e)*(iii)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 9 or under any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Redemption and Purchase

(a) Redemption at maturity

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as specified below, be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the

relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 8 or Condition 11*(c)*.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note) on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the notice referred to above that either:

(i) on the occasion of the next payment due in respect of the Notes, the Issuer would be required to pay additional amounts as provided in Condition 9; or

(ii) (in the case of Undated Subordinated Notes only) on the next Interest Date, the payment of interest in respect of the Notes would be treated as a **"distribution"** within the meaning of the Taxes Acts for the time being of the United Kingdom.

Notes redeemed pursuant to this Condition 8*(b)* will be redeemed at their Early Redemption Amount referred to in paragraph *(e)* below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions **"Relevant Supervisory Consent"** means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of the Financial Services Authority (so long as the Issuer is required by the Financial Services Authority to obtain such consent).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 15; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed (**"Redeemed Notes"**) will be selected individually by lot, in the case of Redeemed Notes comprising definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the **"Selection Date"**). In the case of Redeemed Notes comprising definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 15 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes comprising definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the lowest Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph *(c)* and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 15 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of this Note giving to the Issuer in accordance with Condition 15 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole but not, in part, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is a definitive Note and is held outside Euroclear and Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during the normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current) obtainable from any specified office of any Paying Agent (a **"Put Notice"**) and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a Global Note or is in definitive form and is held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Agent for notation accordingly.

(e) Early Redemption Amounts

For the purpose of paragraph *(b)* above and Condition 11, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the **"Amortised Face Amount"**) calculated in accordance within the following formula:

Early Redemption Amount = $RP \times (1 + AY)^y$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise provided that, in the case of Subordinated Notes, prior Relevant Supervisory Consent shall have been obtained unless such purchase is made otherwise than as beneficial owner. Such Notes may be held, reissued, resold or surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased for cancellation pursuant to paragraph *(h)* above (together with all relative unmatured Receipts, Coupons and Talons) shall be cancelled by the relevant Paying Agent to whom they are surrendered and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph *(a)*, *(b)*, *(c)* or *(d)* above or upon its becoming due and repayable as provided in Condition 11 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph *(e)*(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 15.

9. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by or on behalf of the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the relevant Noteholders, Receiptholders and Couponholders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would otherwise have been receivable had no such withholding or deduction been required; except that no such additional amounts shall be payable in respect of any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a holder who (a) would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or any other claim for exemption to the relevant tax authority (but fails to do so); or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the expiry of such period of 30 days; or

(iii) presented for payment in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 on the taxation of savings income or any law implementing or complying with, or introducing in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the **"Relevant Date"** means the date on which the relevant payment first becomes due and payable or, if the full amount of the money payable has not been duly received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount of such money having been so received, notice to that effect shall have been duly given to the Noteholders in accordance with Condition 15.

10. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years *(in the case of principal)* and five years *(in the case of interest)* after the Relevant Date (as defined in Condition 9) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7*(b)* or any Talon which would be void pursuant to Condition 7*(b)*.

11. Events of Default and Enforcement

(a) Events of Default and Enforcement relating only to Senior Notes

(1) This Condition 11*(a)* shall apply only to Senior Notes.

(2) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in sub-paragraphs (ii), (iii), (iv), (v)(a) and (vi) below, only if the Trustee shall have certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders) give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (**"Events of Default"**) shall have occurred and be continuing:

(i) if default is made for a period of 14 days or more in the payment of any principal or interest due on the Notes or any of them; or

(ii) if the Issuer fails to perform or observe any of its other obligations under the Notes or the Trust Deed and (except where the Trustee considers such failure to be incapable of remedy, when no such notice or continuation as is hereinafter referred to will be required) such failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) if any indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary (as defined below) is not paid on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee of or indemnity in respect of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantee or indemnity does not equal or exceed the Specified Amount); or

(iv) if an administrative or other receiver or an administrator or other similar official is appointed in relation to the Issuer or any Material Subsidiary or in relation to the whole or a material part of the assets of any of them or if an encumbrancer takes possession of the whole or any

material part of the assets of the Issuer, or a Material Subsidiary or a distress or execution is levied or enforced upon or sued out against the whole or any material part of the assets of the Issuer or a Material Subsidiary and, in any such case, is not discharged within 30 days; or

(v) if:

(a) the Issuer stops payment to its creditors generally or ceases to carry on the whole or substantially the whole of its business; or

(b) an order is made or an effective resolution is passed for the winding up or dissolution of the Issuer; or

(vi) if, except for the purposes of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders or for the purposes of a solvent winding up where the assets of a Material Subsidiary attributable directly or indirectly to the Issuer are distributed to any one or more of the Issuer and the Subsidiaries of the Issuer:

(a) a Material Subsidiary stops payment to its creditors generally or ceases to carry on the whole or substantially the whole of its business; or

(b) an order is made or an effective resolution is passed for the winding up or dissolution of any Material Subsidiary.

For the purposes of this Condition 11*(a)*(2):

(i) a **"Material Subsidiary"** shall mean a Subsidiary of the Issuer *inter alia*:

(a) whose total assets (consolidated in the case of a Subsidiary of the Issuer which itself has Subsidiaries) attributable directly or indirectly to the Issuer represent not less than 10 per cent. of the consolidated total assets of the Issuer and its Subsidiaries attributable directly or indirectly to the Issuer, all as calculated by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest audited consolidated accounts of the Issuer and its Subsidiaries; or

(b) to which is transferred the whole or substantially the whole of the assets of a Subsidiary of the Issuer which immediately prior to such transfer is a Material Subsidiary,

all as more particularly defined in the Trust Deed and so that a report by the Auditors (as defined in the Trust Deed) of the Issuer that in their opinion a Subsidiary is or is not or was or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties; and

(ii) **"Specified Amount"** shall mean:

(a) £25,000,000 or its equivalent in any other currency or currencies or, if greater (b) such amount in sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up and (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its Subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (3) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its Subsidiaries (other than any distribution attributable to the Issuer or another Subsidiary of the Issuer) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (4) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of the Auditors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

(3) At any time after the Notes or any of them shall have become due and repayable and have not been repaid, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce repayment thereof together with

accrued interest and to enforce the provisions of the Trust Deed, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding; and (b) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to proceed against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

(b) *Events of Default and Enforcement relating only to Dated Subordinated Notes.*

(1) This Condition 11*(b)* shall apply only to Dated Subordinated Notes.

(2) (i) If any of the following events (**"Events of Default"**) shall have occurred and be continuing:

(a) a default is made for a period of 14 days or more in the payment of any principal or interest in respect of the Notes or any of them; or

(b) the winding up of the Issuer is commenced (other than a winding up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders),

the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject to being indemnified to its satisfaction), give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount together with accrued interest as provided in the Trust Deed. The Trustee may, following such notice, and in order to enforce the obligations of the Issuer under the Trust Deed, the Notes, the Receipts or the Coupons, at its discretion and without further notice, institute proceedings in England (but not elsewhere) for the winding up of the Issuer provided that no repayment of principal in respect of the Notes will be made by the Issuer pursuant to this paragraph (i), nor will the Trustee accept the same, otherwise than during or after such winding up of the Issuer, save with Relevant Supervisory Consent.

(c) *Events of Default and Enforcement relating only to Undated Subordinated Notes*

(1) This Condition 11*(c)* shall apply only to Undated Subordinated Notes.

(2) If the Issuer shall not make any payment of principal in respect of the Notes for a period of 14 days or more after the due date for the same or shall not make any payment of interest for a period of 14 days or more after a Compulsory Interest Payment Date or any other date upon which the payment of interest is compulsory, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up.

(d) *Provisions relating to all Subordinated Notes*

(1) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding up of the Issuer or to prove in any winding up of the Issuer or any administration of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so within a reasonable time and such failure is continuing, or, being able to prove in any winding up of the Issuer or any administration of the Issuer, fails to do so within a reasonable time and such failure is continuing, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding up in England (but not elsewhere) of the Issuer and/or prove in any winding up of the Issuer or prove in any administration of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him.

No remedy against the Issuer, other than the institution of proceedings for the winding up in England of the Issuer or the proving in the winding up of the Issuer or in any administration of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for

the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed (other than amounts owing in respect of the Trustee's remuneration, costs, expenses and sums due to the Trustee personally).

(2) The Trustee may at its discretion institute proceedings for the winding up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

12. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 15, upon payment by the claimant of such costs and expenses as may be incurred in connection therewith and on such terms as to evidence, indemnity and security as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written consent of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) there will at all times be an Agent;

(ii) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority;

(iii) there will at all times be a Paying Agent with a specified office in a city approved in writing by the Trustee in continental Europe; and

(iv) the Issuer undertakes that it will, save where it may from time to time be otherwise agreed with the Trustee that it is unduly onerous or not current market practice at the relevant time to do so, ensure that it maintains a paying agent in a Member State of the European Union that is not obliged to withhold or deduct tax pursuant to European Council Directive 2003/48/EC or any other Directive implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to, such Directive;

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in the second paragraph of Condition 7*(d)*. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 15.

In acting under the Agency Agreement, the Paying Agents act solely as paying agents of the Issuer and, in certain circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

14. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such

further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10.

15. Notices

All notices to Noteholders will be valid if published in a leading English language daily newspaper of general circulation in London approved by the Trustee. It is expected that such publication will be made in the *Financial Times*. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in all the required newspapers.

If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any Notes are issued in definitive form, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note comprising a definitive Note) with the relative Note or Notes, with any Paying Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

16. Meetings of Noteholders, Modification, Authorisation, Waiver and Determination

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification or abrogation of any of the provisions of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification or abrogation of certain provisions of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed, the quorum will be two or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or is made to correct a manifest error.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, at any time and from time to time with the Issuer to any modification of these Terms and Conditions or any of the provisions of the Trust Deed to conform them to conventions then applicable to instruments denominated in euro.

Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 15.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers, authorities and discretions for individual Noteholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 9 and/or any undertaking given in addition to, or in substitution for, Condition 9 pursuant to the Trust Deed.

17. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

18. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the first payment of interest thereon) and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

19. Substitution

(A) *Substitution of Principal Debtor*

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution in place of the Issuer (or of any previous substitute under this paragraph) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed (in the case of Subordinated Notes, on the basis equivalent to that on which the Notes are subordinated immediately prior to the substitution) of either (i) its Successor in Business, (ii) its holding company or (iii) any Subsidiary of the Issuer or its Successor in Business or holding company, subject to (a) except where the Successor in Business or holding company of the Issuer is the new principal debtor, the Notes being unconditionally and irrevocably guaranteed (in the case of Subordinated Notes, on a basis equivalent to that on which the Notes are subordinated immediately prior to the substitution) by the Issuer or, as the case may be, its Successor in Business or holding company, (b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

(B) *Effect of substitution*

Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Noteholders by the Issuer as soon as practicable thereafter.

20. Third Party Rights

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for the general purposes of the business of the Issuer and its Subsidiaries.

THE ALLIANCE & LEICESTER GROUP

Alliance & Leicester plc (**"A&L"**) is the holding and principal operating company of the Alliance & Leicester Group (the **"Group"**).

A&L is an authorised bank, listed on the London Stock Exchange. A&L, which is supervised by the Financial Services Authority, is a public limited company, with its issued share capital owned by retail and institutional investors.

The principal activities of the Group are the provision of a comprehensive range of personal financial services in addition to a wide range of banking and financial services to business and public sector customers.

The Group's business comprises two business units. Retail Banking provides personal savings and residential mortgage lending, current accounts and unsecured personal finance. Retail Banking also provides credit cards through a partnership with MBNA, Legal & General life assurance and long term investment products and general insurance products supplied by a range of providers, primarily Zurich. Wholesale Banking provides a range of banking services to commercial customers, including cash and cheque handling. These business units are supported by central group functions including treasury, finance, IT, personnel, communications and legal.

Share Buyback Programme

The Group commenced its share buyback programme in June 1999, and during the year to 31st December, 2003 repurchased a total of 24.6 million shares, representing approximately 5.33 per cent. of the capital base of A&L as at 31st December, 2003, at a total cost of £215.1 million.

CAPITALISATION AND INDEBTEDNESS OF THE ISSUER

The following table sets out, on an audited consolidated basis, the Issuer's share capital and reserves, dated loan capital and other borrowings as at 31st December, 2003.

	£m
Share capital and reserves	
Authorised: 776 million ordinary shares of 50p each	388.0
Called up share capital	231.1
Profit and loss account	1,344.6
Share premium account	54.7
Capital redemption reserve	63.8
Total	1,694.2
Dated loan capital	
£200,000,000 8.75 per cent. Subordinated Notes due 2006[1]	200.0
£75,000,000 9.75 per cent. Subordinated Notes due 2008[1]	75.0
U.S.$300,000,000 Subordinated Floating Rate Notes due 2010[1]	188.7
€75,000,000 Subordinated Floating Rate Notes due 2013[1]	52.9
£150,000,000 5.25 per cent. Subordinated Notes due 2023[1]	150.0
£150,000,000 5.875 per cent. Subordinated Notes due 2031[1]	150.0
Total[2]	816.6
Other Borrowings	
Debt securities in issue[6]	14,853.7
Total capitalisation and indebtedness	**17,364.5**

Notes:

(1) None of the issues of Subordinated Notes is guaranteed or secured. The interest rate liabilities of 8.75 per cent. on the £200 million Notes due 2006, of 9.75 per cent. on the £75 million Notes due 2008, of 5.25 per cent. on the £150 million Notes due 2023 and of 5.875 per cent. on the £150 million Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25 per cent. above six-month Sterling LIBOR. The U.S.$300 million Notes due 2010 have been swapped on an unsubordinated basis into Sterling.

(2) After allowing for unamortised issue costs, the total balance as at 31st December, 2003 of the dated loan capital was £812.1 million.

(3) The number of issued ordinary shares of 50p each as at 31st December, 2003 was 462,123,750 (fully paid) with a share capital of £231,061,875. The number of issued ordinary shares of 50p each as at 31st March, 2004 was 462,319,852 (fully paid) with a share capital of £231,159,926. There has been no change to the authorised share capital since 31st December, 2003.

(4) As at 31st December, 2003 the Issuer had contingent liabilities consisting of guarantees of £205.2 million.

(5) As at 31st December, 2003 the Issuer had commitments of £451.6 million.

(6) £200.0 million of the £14,853.7 million debt securities in issue were guaranteed. None of the debt securities in issue were secured.

(7) Debt securities in issue as at 31st March, 2004 were £14,796.7 million of which £200.0 million were guaranteed. None of the debt securities in issue as at 31st March, 2004 were secured.

(8) On 22nd March, 2004, the Issuer issued £300,000,000 5.827 per cent. Step-up Callable Perpetual Preferred Securities which were neither secured nor guaranteed.

(9) Save as disclosed above, there has been no material change in the consolidated capitalisation and indebtedness, contingent liabilities or guarantees of the Issuer since 31st December, 2003.

DIRECTORS OF THE ISSUER

The directors of Alliance & Leicester plc are:

	Principal outside directorships
John Windeler – *Chairman*	BMS Associates Limited (non-executive) RM plc (non-executive)
Peter Barton – *Deputy Chairman*	British Institute of International and Comparative Law (non-executive) F&C US Smaller Companies plc (non-executive) Howard de Walden Estates Limited (non-executive) The Guinness Housing Association Limited (non-executive) The Wycombe Friendship Housing Association Limited (non-executive)
Michael Allen	Fiske plc (non-executive) Safeway Plc (non-executive)
Richard Banks – *Managing Director, Wholesale Banking*	Leas Country Park Management Ltd (non-executive)
Jane Barker	Bankside Lofts Management Limited (executive) Equitas Holdings Limited (executive) Equitas Limited (executive) Equitas Management Services Limited (executive) Equitas Policyholders Trustees Limited (executive) Equitas Reinsurance Limited (executive) Equitas Runoff Services Limited (executive)
David Bennett – *Group Finance Director*	The Family Haven Limited (non-executive)
The Honourable David Brougham	Hampden Holdings Ltd (non-executive) Hampden Plc (non-executive) Azuran Plc (non-executive)
Frances Cairncross	Economic & Social Research Council (non-executive) Foundation for Science & Technology (non-executive)
Michael McTighe	LME Holdings Limited (non-executive) Pace Micro Technology plc (non-executive) Red M Communications Limited (non-executive) Via Net. Works, Inc (non-executive) Alphamosaic Ltd (chairman) Phyworks Ltd (non-executive) Corvil Networks Ltd (chairman)
Richard Pym – *Group Chief Executive*	
Chris Rhodes – *Managing Director, Retail Banking*	
Peter Stone	Intermediate Capital Group plc (non-executive) Careforce Group Ltd (non-executive) DTZ Holdings plc (non-executive) Kiln Trustees Ltd (non-executive) Opus Portfolio Ltd (non-executive) Opus Trust Ltd (non-executive) Smith & Williamson Holdings Ltd (non-executive) Stone Alone Ltd (executive) The Classic Opera Company (executive)
Jonathan Watts	Jolis Limited (executive)

The business address of the above directors is Carlton Park, Narborough, Leicester LE19 0AL, England.

UNITED KINGDOM TAXATION

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to certain aspects of United Kingdom taxation. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

1. (a) Interest payable on Notes which have a maturity of less than one year and are not part of a borrowing which is intended to have a total term of one year or more, can be paid without withholding or deduction for or on account of United Kingdom tax.

(b) The Issuer, provided that it continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the **"Act"**), and provided that the interest (if any) on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Act, will be entitled to make payments of interest on such Notes without withholding or deduction for or on account of United Kingdom income tax.

In accordance with the published practice of the United Kingdom Inland Revenue, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing conforms to any of the definitions of tier 1,2 or 3 capital adopted by the Bank of England as may be the case with Subordinated Notes whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

(c) Payments of interest on the Notes may be made without deduction of or withholding on account of United Kingdom income tax provided that the Notes continue to be listed on a "recognised stock exchange", as defined in section 841 of the Act. The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

(d) Interest on the Notes may also be paid without withholding or deduction for or on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom for United Kingdom tax purposes and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that either:

(i) the beneficial owner of the interest is within the charge to United Kingdom corporation tax as regards the interest; or

(ii) the payment is made to:

(A) a local authority;

(B) a charity (within the meaning of section 506(1) of the Act);

(C) the trustees or other persons having the management of a fund entitled to an exemption under section 620(6) of the Act (retirement annuity trust schemes);

(D) a person holding investments or deposits for the purposes of a scheme entitled to exemption under section 643(2) of the Act (approved personal pension schemes);

(E) the plan manager of a plan, where an individual investing under the plan is entitled to an exemption under section 333 of the Act (personal equity plans and individual saving accounts), and the plan manager receives the payment in respect of investments under the plan;

(F) a society or institution with whom tax-exempt special savings accounts (within the meaning of section 326A of the Act) may be held, where the society or institution receives the payment in respect of investments held for the purposes of such accounts,

or is made to one of the other classes of exempt bodies or persons set out in section 349B of the Act,

provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that none of the conditions specified in section 349B of the Act will be satisfied in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

In all other cases an amount must be withheld from payments of interest on the Notes on account of income tax at the lower rate (currently 20 per cent.). However, where an applicable double tax treaty provides for a lower rate of withholding tax (or for no tax to be withheld) in relation to a Noteholder, or, where a Noteholder is associated with the Issuer, resident in a Member State of the EU and entitled in practice to the benefit of the European Council Directive 2003/49/EC, the Inland Revenue can issue a notice to the Issuer to pay interest to the Noteholder without deduction of tax (or for interest to be paid with tax deducted at the rate provided for in the relevant double tax treaty).

2. Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Such information may include the name and address of the beneficial owner of the amount payable on redemption. However, in relation to amounts payable on the redemption of Notes, Inland Revenue published practice indicates that the Inland Revenue will not exercise its power to obtain information where such amounts are paid or received on or before 5th April, 2004, and it is understood that this practice is likely to be extended to such payments paid or received on or before 5th April, 2005. Any information obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of the jurisdiction in which the Noteholder is resident for tax purposes.

EU Savings Directive

3. On 3rd June, 2003, the European Council of Economics and Finance Ministers adopted a Directive on the taxation of savings income under which Member States will be required, if a number of important conditions are met and from a date not earlier than 1st January, 2005, to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required (unless during that period they elect otherwise) to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries).

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the **"Programme Agreement"**) dated 3rd May, 2002 as amended and/or supplemented and or restated from time to time, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under **"Form of the Notes"** and **"Terms and Conditions of the Notes"**. In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that except as permitted by the Programme Agreement it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the **"FSMA"**) except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or

otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21(1) of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer, and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the **"Securities and Exchange Law"**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer under the Programme will be required to represent and agree that it has not offered or sold, and will not offer or sell directly or indirectly, Notes to the public in the Republic of France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Information Memorandum or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined and in,accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that the Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the conduct of a profession or business (which include banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in Article 3 of the Dutch Securities Transaction Supervision Act 1995 ("*Wet toezicht effectenverkeer 1995*") is applicable or a dispensation has been granted by the Netherlands Authority for the Financial Markets and the conditions attached to such exemption, exception or dispensation are complied with.

General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Information Memorandum or any other offering material and will obtain any consent,

approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuer, the Trustee and any of the other Dealers shall have any responsibility therefor. No action has been taken in any jurisdiction that would permit a public offering of any Notes, or (other than in the United Kingdom) possession or distribution of this Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes by the Issuer have been authorised pursuant to a resolution of a duly authorised Committee of the Board of Directors of the Issuer passed on 26th November, 1998 and a resolution of the Board of Directors of the Issuer passed on 30th July, 1998. The update of the Programme and increase of the Programme size from U.S.$10,000,000,000 to U.S.$15,000,000,000 on 2nd May, 2003 has been authorised pursuant to treasury delegations approved by a duly authorised Committee of the Board of Directors of the Issuer on 14th May, 2002. The update of the Programme on 29th April, 2004 has been authorised pursuant to treasury delegations approved by a duly authorised Committee of the Board of Directors of the Issuer dated 13th November, 2003.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 5th May, 2004.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the Annual Report and Accounts for the Issuer for the years ended 31st December, 2002 and 2003;

(iii) the most recently published Annual Report and Accounts of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Information Memorandum;

(vi) any future information memoranda, prospectuses, offering circulars and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding of Notes and identity) to this Information Memorandum and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer and its Subsidiaries taken as a whole since 31st December, 2003 (being the date of its last published financial statements) and, since 31st December, 2003, there has been no material adverse change in the financial position or prospects of the Issuer and its Subsidiaries taken as a whole.

Litigation

Neither the Issuer nor any of its Subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Issuer and its Subsidiaries taken as a whole nor, so far as the Issuer is aware, are any such legal or arbitration proceedings pending or threatened.

Auditors

The consolidated and unconsolidated accounts of the Issuer for the two years ended 31st December, 2002 have each been audited by Deloitte & Touche Chartered Accountants and Registered Auditors. The consolidated and unconsolidated accounts of the Issuer for the year ended 31st December, 2003 have been audited by Deloitte & Touche LLP Chartered Accountants and Registered Auditors. All of the accounts mentioned in this paragraph have been audited in accordance with Auditing Standards issued by the Auditing Practices Board and have been reported upon without qualification. The report of Deloitte & Touche LLP dated 19th February, 2004 in respect of the Issuer for the year ended 31st December, 2003 stated that the report, including the opinion, had been prepared for and only for the company and the members of the company to which the report related, as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose, and that Deloitte & Touche LLP did not, in giving their opinion, accept or assume responsibility for any other purpose or to any other person to whom the report is shown or into whose hands the report may come.

Certifications and Reports

The Trust Deed provides that the Trustee may rely on certificates or reports from Auditors (as defined therein) in accordance with the provisions of the Trust Deed whether or not addressed to the Trustee and whether or not any such certificates or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contained any limit on the liability of the Auditors.

ISSUER

Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL

TRUSTEE

J.P. Morgan Trustee and Depositary Company Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels

LEGAL ADVISERS

To the Issuer

Allen & Overy
One New Change
London EC4M 9QQ

To the Dealers and the Trustee

Linklaters
One Silk Street
London EC2Y 8HQ

AUDITORS

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Four Brindleyplace
Birmingham B1 2HZ

AUTHORISED ADVISER

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London
E14 5LE

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

HSBC Bank plc
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
25 Bank Street
Canary Wharf
London
E14 5LE

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

Nomura International plc
Nomura House
1, St Martin's-le-Grand
London EC1A 4NP

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
100 Liverpool Street
London EC2M 2RH

imprima de bussy – C89492

File No. 82-4964

Information Memorandum

Alliance Leicester

Alliance & Leicester plc

(incorporated with limited liability in England and Wales under the Companies Act 1985 with registered number 3263713)

U.S.$15,000,000,000
Euro Medium Term Note Programme

On 16th December, 1998, Alliance & Leicester plc ("**A&L**" or the "**Issuer**") entered into a U.S.$5,000,000,000 Euro Medium Term Note Programme (the "**Programme**"). The Programme was subsequently amended and the amount of the Programme thereby increased to U.S.$10,000,000,000 on 17th May, 2000. This Information Memorandum supersedes any previous Information Memorandum and any supplements thereto and increases the maximum aggregate nominal amount of Notes from time to time outstanding under the Programme to U.S.$15,000,000,000. This Information Memorandum is valid for a period of one year from the date hereof. Any Notes issued under the Programme on or after the date of this Information Memorandum are issued subject to the provisions herein. This Information Memorandum does not affect any Notes already issued.

Under the Programme, the Issuer may from time to time issue notes (the "**Notes**") denominated in any currency agreed between the Issuer and the relevant Dealer (as defined below).

The maximum aggregate nominal amount of all Notes from time to time outstanding under the Programme will not exceed U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described herein), subject to increase as described in the Programme Agreement (as defined in "Subscription and Sale" below).

The Notes may be issued on a continuing basis to one or more of the Dealers specified under "**Summary of the Programme**" and any additional Dealer appointed under the Programme from time to time (each a "**Dealer**" and together the "**Dealers**"), which appointment may be for a specific issue or on an ongoing basis. References in this Information Memorandum to the "**relevant Dealer**" shall, in relation to any Note, be references to the Dealer or Dealers with whom the Issuer has agreed the issue and purchase of such Note.

Application has been made to the Financial Services Authority in its capacity as competent authority under the Financial Services and Markets Act 2000 (the "**UK Listing Authority**") for Notes issued during the period of 12 months from the date of this Information Memorandum to be admitted to the official list of the UK Listing Authority (the "**Official List**") and to the London Stock Exchange plc (the "**London Stock Exchange**") for such Notes to be admitted to trading by the London Stock Exchange's market for listed securities. Admission to the Official List together with admission to the London Stock Exchange's market for listed securities constitute official listing on the London Stock Exchange. Notice of the aggregate nominal amount of Notes, interest (if any) payable in respect of Notes, the issue price of Notes and any other terms and conditions not contained herein which are applicable to each Tranche (as defined under "**Terms and Conditions of the Notes**") of Notes will be set out in a pricing supplement (the "**Pricing Supplement**") which, with respect to Notes to be admitted to the Official List and admitted to trading by the London Stock Exchange, will be delivered to the UK Listing Authority and the London Stock Exchange on or before the date of issue of the Notes of such Tranche.

The Programme provides that Notes may be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. The Issuer may also issue unlisted Notes.

Notes to be issued under the Programme have been rated Prime-1 (in respect of Senior Notes with a maturity of less than one year), A1 (in respect of other Senior Notes) and A2 (in respect of Subordinated Notes) by Moody's Investors Service Limited, A-1 (in respect of Senior Notes with a maturity of less than one year), A+ (in respect of other Senior Notes), A (in respect of Dated Subordinated Notes with a maturity of one year or more) and A- (in respect of Undated Subordinated Notes) by Standard & Poor's Ratings Services, a Division of The McGraw-Hill Companies, Inc. and F1+ (in respect of Senior Notes with a maturity of less than one year), AA- (in respect of other Senior Notes) and A+ (in respect of Subordinated Notes) by Fitch Ratings. Notes issued under the Programme may be rated or unrated. Where an issue of Notes is rated, its rating will not necessarily be the same as the rating applicable to the Programme. A security rating is not a recommendation to buy, sell or hold securities and may be subject to suspension, reduction or withdrawal at any time by the assigning rating agency and any rating should be evaluated independently of any other rating.

The Issuer may agree with any Dealer and J.P. Morgan Trustee and Depositary Company Limited (the "**Trustee**") that Notes may be issued in a form not contemplated by the Terms and Conditions of the Notes herein, in which event (in the case of Notes admitted to the Official List only) supplementary listing particulars or further listing particulars, if appropriate, will be made available which will describe the effect of the agreement reached in relation to such Notes.

Arranger
LEHMAN BROTHERS

Dealers

BARCLAYS CAPITAL
JPMORGAN
MORGAN STANLEY
HSBC
LEHMAN BROTHERS
THE ROYAL BANK OF SCOTLAND
UBS WARBURG

The date of this Information Memorandum is 2nd May, 2003

The Issuer accepts responsibility for the information contained in this Information Memorandum and to the best of its knowledge and belief (having taken all reasonable care to ensure that such is the case) the information contained in this Information Memorandum is in accordance with the facts and does not omit anything likely to affect the import of such information.

Any reference in this document to listing particulars means this document excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the listing particulars to satisfy the requirements of the Act or the Listing Rules. The Issuer believes that none of the information incorporated therein by reference conflicts in any material respect with the information included in the listing particulars.

A copy of this Information Memorandum, which comprises the listing particulars approved by the UK Listing Authority as required by the Financial Services and Markets Act 2000, as amended (the "Listing Particulars") in relation to Notes admitted to the Official List and admitted to trading on the London Stock Exchange's market for listed securities and issued during the period of 12 months from the date of this Information Memorandum, has been delivered for registration to the Registrar of Companies in England and Wales as required by section 83 of that Act. Copies of each Pricing Supplement (in the case of Notes to be admitted to the Official List) will be available from FT Business Research Centre, operated by FT Electronic Publishing, at Fitzroy House, 13-15 Epworth Street, London EC2A 4DL and from the specified office set out below of each of the Paying Agents (as defined below). Any reference in this Information Memorandum to Listing Particulars means this Information Memorandum excluding all information incorporated by reference. The Issuer has confirmed that any information incorporated by reference, including any such information to which readers of this document are expressly referred, has not been and does not need to be included in the Listing Particulars to satisfy the requirements of the Financial Services and Markets Act 2000 or the listing rules of the UK Listing Authority. The Issuer believes that none of the information incorporated in the Information Memorandum by reference conflicts in any material respect with the information included in the Listing Particulars.

This Information Memorandum is to be read in conjunction with all documents which are deemed to be incorporated herein by reference (see "Documents Incorporated by Reference" below) (provided, however, that such incorporated documents do not form part of the Listing Particulars). This Information Memorandum shall, save as specified herein, be read and construed on the basis that such documents are so incorporated and form part of this Information Memorandum but not part of the Listing Particulars.

Neither the Dealers nor the Trustee have independently verified the information contained herein. Accordingly, no representation, warranty or undertaking, express or implied, is made and no responsibility or liability is accepted by the Dealers or the Trustee as to the accuracy or completeness of the information contained or incorporated in this Information Memorandum or any other information provided by the Issuer in connection with the Programme. No Dealer or the Trustee accepts any liability in relation to the information contained or incorporated by reference in this Information Memorandum or any other information provided by the Issuer in connection with the Programme.

No person is or has been authorised by the Issuer to give any information or to make any representation not contained in this Information Memorandum and, if given or made, such information or representation must not be relied upon as having been authorised by the Issuer or any of the Dealers or the Trustee.

Neither this Information Memorandum nor any other information supplied in connection with the Programme or any Notes (i) is intended to provide the basis of any credit or other evaluation or (ii) should be considered as a recommendation by the Issuer or any of the Dealers or the Trustee that any recipient of this Information Memorandum or any other information supplied in connection with the Programme or any Notes should purchase any Notes. Each investor contemplating purchasing any Notes should make its own independent investigation of the financial condition and affairs, and its own appraisal of the creditworthiness, of the Issuer. Neither this Information Memorandum nor any other information supplied in connection with the Programme or the issue of any Notes constitutes an offer or invitation by or on behalf of the Issuer or any of the Dealers or the Trustee to any person to subscribe for or to purchase any Notes.

Neither the delivery of this Information Memorandum nor the offering, sale or delivery of any Notes shall in any circumstances imply that the information contained herein concerning the Issuer is correct at any time subsequent to the date hereof or that any other information supplied in connection with the Programme is correct as of any time subsequent to the date

indicated in the document containing the same. The Dealers and the Trustee expressly do not undertake to review the financial condition or affairs of the Issuer during the life of the Programme or to advise any investor in the Notes of any information coming to their attention. Investors should review, inter alia, the most recently published documents incorporated by reference into this Information Memorandum, when deciding whether or not to purchase any Notes.

The Notes have not been and will not be registered under the United States Securities Act of 1933, as amended (the "Securities Act"), and are subject to U.S. tax law requirements. Subject to certain exceptions, Notes may not be offered, sold or delivered within the United States or to U.S. persons (see "Subscription and Sale" below).

This Information Memorandum does not constitute an offer to sell or the solicitation of an offer to buy any Notes in any jurisdiction to any person to whom it is unlawful to make the offer or solicitation in such jurisdiction. The distribution of this Information Memorandum and the offer or sale of Notes may be restricted by law in certain jurisdictions. None of the Issuer, the Dealers and the Trustee represent that this Information Memorandum may be lawfully distributed, or that any Notes may be lawfully offered, in compliance with any applicable registration or other requirements in any such jurisdiction, or pursuant to an exemption available thereunder, or assume any responsibility for facilitating any such distribution or offering. In particular, no action has been taken by the Issuer, the Dealers and the Trustee (save for the approval of this Information Memorandum as listing particulars by the UK Listing Authority and delivery of a copy of this Information Memorandum to the Registrar of Companies in England and Wales) which would permit a public offering of any Notes or distribution of this Information Memorandum in any jurisdiction where action for that purpose is required. Accordingly, no Notes may be offered or sold, directly or indirectly, and neither this Information Memorandum nor any advertisement or other offering material may be distributed or published in any jurisdiction, except under circumstances that will result in compliance with any applicable laws and regulations. Persons into whose possession this Information Memorandum or any Notes may come must inform themselves about, and observe, any such restrictions on the distribution of this Information Memorandum and the offering and sale of Notes. In particular, there are restrictions on the distribution of this Information Memorandum and the offer or sale of Notes in the United States, the United Kingdom, Japan, France, Germany and The Netherlands, see "Subscription and Sale".

All references in this document to "U.S. dollars", "U.S.$" and "$" refer to United States dollars, to "Japanese Yen" and "Yen" refer to Japanese Yen, to "Sterling" and "£" refer to pounds sterling and to "euro" refer to the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty establishing the European Community, as amended.

TABLE OF CONTENTS

In connection with the issue and distribution of any Tranche of Notes, the Dealer (if any) disclosed as the stabilising manager in the applicable Pricing Supplement, or any person acting for it, may over-allot or effect transactions with a view to supporting the market price of the Notes of the Series (as defined below) of which such Tranche forms part, at a level higher than that which might otherwise prevail for a limited period. However, there may be no obligation on the stabilising manager or any agent of it to do this. Such stabilising, if commenced, may be discontinued at any time and must be brought to an end after a limited period.

DOCUMENTS INCORPORATED BY REFERENCE

The following documents published or issued from time to time after the date hereof shall be deemed to be incorporated in, and to form part of, this Information Memorandum (provided, however, that such incorporated documents do not form a part of the Listing Particulars):

(a) the most recently published audited consolidated and non-consolidated annual financial statements of the Issuer; and

(b) all supplements or amendments to this Information Memorandum circulated by the Issuer from time to time,

save that any statement contained herein or in a document which is deemed to be incorporated by reference herein shall be deemed to be modified or superseded for the purpose of this Information Memorandum (but not the Listing Particulars) to the extent that a statement contained in any such subsequent document which is deemed to be incorporated by reference herein modifies or supersedes such earlier statement (whether expressly, by implication or otherwise). Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Information Memorandum.

The Issuer will provide, without charge, to each person to whom a copy of this Information Memorandum has been delivered, upon the request of such person, a copy of any or all of the documents deemed to be incorporated herein by reference unless such documents have been modified or superseded as specified above. Requests for such documents should be directed to the Issuer at its office set out at the end of this Information Memorandum.

If the terms of the Programme are modified or amended in a manner which would make this Information Memorandum, as so modified or amended, inaccurate or misleading, a new information memorandum will be prepared.

GENERAL DESCRIPTION OF THE PROGRAMME

Under the Programme, the Issuer may from time to time issue Notes denominated in any currency, subject as set out herein. A summary of the terms and conditions of the Programme and the Notes appears below. The applicable terms of any Notes will be agreed between the Issuer and the relevant Dealer prior to the issue of the Notes and will be set out in the Terms and Conditions of the Notes endorsed on, attached to, or incorporated by reference into, the Notes, as modified and supplemented by the applicable Pricing Supplement attached to, or endorsed on, such Notes, as more fully described under **"Form of the Notes"** below.

This Information Memorandum and any supplement will only be valid for listing Notes on the Official List during the period of 12 months from the date of this Information Memorandum in an aggregate nominal amount which, when added to the aggregate nominal amount then outstanding of all Notes previously or simultaneously issued under the Programme, does not exceed U.S.$15,000,000,000 or its equivalent in other currencies, subject to increase as provided in the Programme Agreement. For the purpose of calculating the U.S. dollar equivalent of the aggregate nominal amount of Notes issued under the Programme from time to time:

(a) the U.S. dollar equivalent of Notes denominated in another Specified Currency (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) shall be determined, at the discretion of the Issuer, either as of the date on which agreement is reached for the issue of Notes or on the preceding day on which commercial banks and foreign exchange markets are open for business in London, in each case on the basis of the spot rate for the sale of the U.S. dollar against the purchase of such Specified Currency in the London foreign exchange market quoted by any leading international bank selected by the Issuer on the relevant day of calculation;

(b) the U.S. dollar equivalent of Dual Currency Notes, Index Linked Notes and Partly Paid Notes (each as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) shall be calculated in the manner specified above by reference to the original nominal amount on issue of such Notes (in the case of Partly Paid Notes regardless of the subscription price paid); and

(c) the U.S. dollar equivalent of Zero Coupon Notes (as specified in the applicable Pricing Supplement in relation to the relevant Notes, described under **"Form of the Notes"**) and other Notes issued at a discount or a premium shall be calculated in the manner specified above by reference to the net proceeds received by the Issuer for the relevant issue.

SUMMARY OF THE PROGRAMME

The following summary does not purport to be complete and is taken from, and is qualified in its entirety by, the remainder of this Information Memorandum and, in relation to the terms and conditions of any particular Tranche of Notes, the applicable Pricing Supplement. Words and expressions defined in **"Form of the Notes"** and **"Terms and Conditions of the Notes"** *shall have the same meanings in this summary.*

Issuer:	Alliance & Leicester plc
Description:	Euro Medium Term Note Programme
Arranger:	Lehman Brothers International (Europe)
Dealers:	*Barclays Bank PLC* HSBC Bank plc Lehman Brothers International (Europe) J.P. Morgan Securities Ltd. Morgan Stanley & Co. International Limited The Royal Bank of Scotland plc UBS Limited and any other Dealers appointed in accordance with the Programme Agreement.
Trustee:	J.P. Morgan Trustee and Depositary Company Limited
Issuing and Principal Paying Agent:	Citibank, N.A.
Currencies and Certain Restrictions:	Subject to any applicable legal or regulatory restrictions, any currency agreed between the Issuer and the relevant Dealer. Each issue of Notes denominated in a currency in respect of which particular laws, guidelines, regulations, restrictions or reporting requirements apply will only be issued in circumstances which comply with such laws, guidelines, regulations, restrictions or reporting requirements from time to time (see **"Subscription and Sale"**) including the following restrictions applicable at the date of this Information Memorandum. Issues of Notes denominated in Swiss francs or carrying a Swiss franc-related element with a maturity of more than one year (other than Notes privately placed with a single investor with no publicity) will be effected in compliance with the relevant regulations of the Swiss National Bank based on article 7 of the Federal Law on Banks and Savings Banks of 8th November, 1934 (as amended) and article 15 of the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995 in connection with article 2, paragraph 2 of the Ordinance of the Federal Banking Commission on Stock Exchanges and Securities Trading of 2nd December, 1996. Under the said regulations, the relevant Dealer or, in the case of a syndicated issue, the lead manager (the **"Swiss Dealer"**), must be a bank domiciled in Switzerland (which includes branches or subsidiaries of a foreign bank located in Switzerland) or a securities dealer duly licensed by the Swiss Federal Banking Commission pursuant to the Federal Law on Stock Exchanges and Securities Trading of 24th March, 1995. The Swiss Dealer must report certain details of the relevant transaction to the Swiss National Bank no later than the Issue Date of the relevant Notes.
Programme Size:	Up to U.S.$15,000,000,000 (or its equivalent in other currencies calculated as described under **"General Description of the Programme"**) outstanding at any time. The Issuer may increase the amount of the Programme in accordance with the terms of the Programme Agreement.

Distribution:	Notes may be distributed by way of private or public placement and in each case on a syndicated or non-syndicated basis.
Redenomination:	The applicable Pricing Supplement may provide that certain Notes may be redenominated in euro. The relevant provisions applicable to any such redenomination are contained in Condition 5.
Maturities:	Such maturities as may be agreed between the Issuer and the relevant Dealer, subject to such minimum or maximum maturities as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the Issuer or the relevant Specified Currency.
Issue Price:	Notes may be issued on a fully-paid or a partly-paid basis and at an issue price which is at par or at a discount to, or premium over, par.
Form of Notes:	The Notes will be issued in bearer form as described in **"Form of the Notes"**.
Fixed Rate Notes:	Fixed interest will be payable on such date or dates as may be agreed between the Issuer and the relevant Dealer and on redemption and will be calculated on the basis of such Day Count Fraction as may be agreed between the Issuer and the relevant Dealer.
Floating Rate Notes:	Floating Rate Notes will bear interest at a rate determined: (i) on the same basis as the floating rate under a notional interest rate swap transaction in the relevant Specified Currency governed by an agreement incorporating the 2000 ISDA Definitions (as published by the International Swaps and Derivatives Association, Inc., and as amended and updated as at the Issue Date of the first Tranche of the Notes of the relevant Series); or (ii) on the basis of a reference rate appearing on the agreed screen page of a commercial quotation service; or (iii) on such other basis as may be agreed between the Issuer and the relevant Dealer. The margin (if any) relating to such floating rate will be agreed between the Issuer and the relevant Dealer for each Series of Floating Rate Notes.
Index Linked Notes:	Payments of principal in respect of Index Linked Redemption Notes or of interest in respect of Index Linked Interest Notes will be calculated by reference to such index and/or formula or to changes in the prices of securities or commodities or to such other factors as the Issuer and the relevant Dealer may agree.
Other provisions in relation to Floating Rate Notes and Index Linked Interest Notes:	Floating Rate Notes and Index Linked Interest Notes may also have a maximum interest rate, a minimum interest rate or both. Interest on Floating Rate Notes and Index Linked Interest Notes in respect of each Interest Period, as agreed prior to issue by the Issuer and the relevant Dealer, will be payable on such Interest Payment Dates, and will be calculated on the basis of such Day Count Fraction, as may be agreed between the Issuer and the relevant Dealer.
Dual Currency Notes:	Payments (whether in respect of principal or interest and whether at maturity or otherwise) in respect of Dual Currency Notes will be made in such currencies, and based on such rates of exchange, as the Issuer and the relevant Dealer may agree.
Zero Coupon Notes:	Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest.

Redemption:	The applicable Pricing Supplement will indicate either that the relevant Notes cannot be redeemed prior to their stated maturity (other than in specified instalments, if applicable, or for taxation reasons or following an Event of Default) or that such Notes will be redeemable at the option of the Issuer and/or the Noteholders upon giving notice to the Noteholders or the Issuer, as the case may be, on a date or dates specified prior to such stated maturity and at a price or prices and on such other terms as may be agreed between the Issuer and the relevant Dealer. The applicable Pricing Supplement may provide that Notes may be redeemable in two or more instalments of such amounts and on such dates as are indicated in the applicable Pricing Supplement.
Denomination of Notes:	Notes will be issued in such denominations as may be agreed between the Issuer and the relevant Dealer save that the minimum denomination of each Note will be such as may be allowed or required from time to time by the relevant central bank (or equivalent body) or any laws or regulations applicable to the relevant Specified Currency.
Taxation:	All payments in respect of the Notes will be made without deduction for or on account of withholding taxes imposed within the United Kingdom, subject as provided in Condition 9. In the event that any such deduction is made, the Issuer will, save in certain limited circumstances provided in Condition 9, be required to pay additional amounts to cover the amounts so deducted.
Negative Pledge:	The terms of the Senior Notes will contain a negative pledge provision as further described in Condition 4.
Cross Default:	The terms of the Senior Notes will contain a cross default provision as further described in Condition 11(a).
Status of the Senior Notes:	The Senior Notes will constitute direct, unconditional, (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and, subject as aforesaid, will rank at least *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations and liabilities (including contingent obligations and liabilities) of the Issuer, other than those statutorily preferred in the event of the dissolution or winding up of the Issuer.
Status and Subordination of Subordinated Notes:	The Dated Subordinated Notes will constitute direct, unsecured and subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves. The Notes will rank at least *pari passu* and rateably with other subordinated obligations of the Issuer from time to time outstanding but will rank ahead of the holders of any subordinated obligations whose claims are expressed to rank junior to the Notes. The Undated Subordinated Notes will constitute direct and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves, and the rights of the Noteholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors (as defined in Condition 3).
Listing:	Application has been made for Notes issued under the Programme to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities. The Notes may also be listed on such other or further stock exchange(s) as may be agreed between the Issuer and the relevant Dealer. Unlisted Notes may also be issued. The applicable Pricing Supplement will state whether or not the relevant Notes are to be listed and, if so, on which stock exchange(s).
Governing Law:	The Notes will be governed by, and construed in accordance with, English law.

Selling Restrictions: There are restrictions on the offer, sale and transfer of the Notes in the United States, the United Kingdom, Japan, France, Germany and The Netherlands and such other restrictions as may be required in connection with the offering and sale of a particular Tranche of Notes, see **"Subscription and Sale"**.

FORM OF THE NOTES

Each Tranche of Notes will be in bearer form and will be initially issued in the form of a temporary global note (a **"Temporary Global Note"**) or, if so specified in the applicable Pricing Supplement, a permanent Global Note (a **"Permanent Global Note"**), which in either case will be delivered on or prior to the original issue date of the Tranche to a common depositary (the **"Common Depositary"**) for Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and Clearstream Banking, société anonyme (**"Clearstream, Luxembourg"**). Whilst any Note is represented by a Temporary Global Note, payments of principal, interest (if any) and any other amount payable in respect of the Notes due prior to the Exchange Date (as defined below) will be made against presentation of the Temporary Global Note only to the extent that certification (in a form to be provided) to the effect that the beneficial owners of interests in such Note are not U.S. persons or persons who have purchased for resale to any U.S. person, as required by U.S. Treasury regulations, has been received by Euroclear and/or Clearstream, Luxembourg and Euroclear and/or Clearstream, Luxembourg, as applicable, has given a like certification (based on the certifications it has received) to the Agent.

On and after the date (the **"Exchange Date"**) which is the later of (i) 40 days after the Temporary Global Note is issued and (ii) 40 days after the completion of the distribution of the relevant Tranche, as certified by the relevant Dealer (in the case of a non-syndicated issue) or the relevant lead manager (in the case of a syndicated issue) (the **"Distribution Compliance Period"**), interests in such Temporary Global Note will be exchangeable (free of charge) upon a request as described therein either for (i) interests in a Permanent Global Note of the same Series or (ii) for definitive Notes of the same Series with, where applicable, receipts, interest coupons and talons attached (as indicated in the applicable Pricing Supplement and subject, in the case of definitive Notes, to such notice period as is specified in the applicable Pricing Supplement), in each case against certification of beneficial ownership as described above unless such certification has already been given. The holder of a Temporary Global Note will not be entitled to collect any payment of interest, principal or other amount due on or after the Exchange Date unless, upon due certification, exchange of the Temporary Global Note for an interest in a Permanent Global Note or for definitive Notes is improperly withheld or refused.

Payments of principal, interest (if any) or any other amounts on a Permanent Global Note will be made through Euroclear and/or Clearstream, Luxembourg against presentation or surrender (as the case may be) of the Permanent Global Note without any requirement for certification. The applicable Pricing Supplement will specify that a Permanent Global Note will be exchangeable (free of charge), in whole but not in part, for definitive Notes with, where applicable, receipts, interest coupons and talons attached upon either (i) not less than 60 days' written notice from Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) to the Agent as described therein or (ii) only upon the occurrence of an Exchange Event. For these purposes, **"Exchange Event"** means that (i) an Event of Default (as defined in Condition 11) has occurred and is continuing, (ii) the Issuer has been notified that both Euroclear and Clearstream, Luxembourg have been closed for business for a continuous period of 14 days (other than by reason of holiday, statutory or otherwise) or have announced an intention permanently to cease business or have in fact done so and no successor clearing system satisfactory to the Trustee is available or (iii) at the option of the Issuer at any time. The Issuer will promptly give notice to Noteholders in accordance with Condition 15 if an Exchange Event occurs. In the event of the occurrence of an Exchange Event, Euroclear and/or Clearstream, Luxembourg (acting on the instructions of any holder of an interest in such Permanent Global Note) or the Trustee may give notice to the Agent requesting exchange and, in the event of the occurrence of an Exchange Event as described in (iii) above, the Issuer may also give notice to the Agent requesting exchange. Any such exchange shall occur not later than 60 days after the date of receipt of the first relevant notice by the Agent.

The following legend will appear on all Notes which have an original maturity of more than 365 days and on all receipts and interest coupons relating to such Notes:

"ANY UNITED STATES PERSON WHO HOLDS THIS OBLIGATION WILL BE SUBJECT TO LIMITATIONS UNDER THE UNITED STATES INCOME TAX LAWS, INCLUDING THE LIMITATIONS PROVIDED IN SECTIONS 165(j) AND 1287(a) OF THE INTERNAL REVENUE CODE."

The sections referred to provide that United States holders, with certain exceptions, will not be entitled to deduct any loss on Notes, receipts or interest coupons and will not be entitled to capital gains treatment of any gain on any sale, disposition, redemption or payment of principal in respect of such Notes, receipts or interest coupons.

Notes which are represented by a Global Note will only be transferable in accordance with the rules and procedures for the time being of Euroclear or Clearstream, Luxembourg, as the case may be.

Pursuant to the Agency Agreement (as defined under **"Terms and Conditions of the Notes"**), the Agent shall arrange that, where a further Tranche of Notes is issued which is intended to form a single Series with an existing Tranche of Notes, the Notes of such further Tranche shall be assigned a common code and ISIN which are different from the common code and ISIN assigned to Notes of any other Tranche of the same Series until at least the expiry of the Distribution Compliance Period applicable to the Notes of such Tranche.

Any reference herein to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear and/or Clearstream, Luxembourg, each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer and its agents and the Trustee as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer and its agents and the Trustee as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **"Noteholder"** and **"holder of the Notes"** and related expressions shall be construed accordingly.

No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless, pursuant to the Trust Deed (as defined under "Terms and Conditions of the Notes"), the Trustee, having become bound so to proceed, fails so to do within a reasonable period and the failure shall be continuing.

Applicable Pricing Supplement

Set out below is the form of Pricing Supplement which will be completed for each Tranche of Notes issued under the Programme.

[Date]

ALLIANCE & LEICESTER PLC

Issue of [Aggregate Nominal Amount of Tranche] [Title of Notes]
under the U.S.$15,000,000,000
Euro Medium Term Note Programme

This document constitutes the Pricing Supplement relating to the issue of Notes described herein. Terms used herein shall be deemed to be defined as such for the purposes of the Conditions set forth in the Information Memorandum dated [ ]. This Pricing Supplement must be read in conjunction with such Information Memorandum.

[*Include whichever of the following apply or specify as "Not Applicable" (N/A). Note that the numbering should remain as set out below, even if "Not Applicable" is indicated for individual paragraphs or sub-paragraphs.*]

1.	(i)	Issuer:	Alliance & Leicester plc
2.	(i)	Series Number:	[ ]
	(ii)	Tranche Number:	[ ] *(If fungible with an existing Series, details of that Series, including the date on which the Notes become fungible)*
3.		Specified Currency or Currencies:	[ ]
4.		Aggregate Nominal Amount:	
	(i)	Series:	[ ]
	(ii)	Tranche:	[ ]
5.	(i)	Issue Price:	[ ] per cent. of the Aggregate Nominal Amount [plus accrued interest from [*insert date*]] (*in the case of fungible issues only, if applicable*)
	(ii)	Net proceeds:	[ ] (*Required only for listed issues*)
6.		Specified Denominations:	[ ] [ ]
7.	(i)	Issue Date and Interest Commencement Date:	[ ]
	(ii)	Interest Commencement Date (if different from the Issue Date):	[ ]
8.		Maturity Date:	[*Fixed rate – specify date/Floating rate* – Interest Payment Date falling in or nearest to [*specify month*]]

9. Interest Basis: [[ ] per cent. Fixed Rate]
[[*LIBOR/EURIBOR*] +/– [ ] per cent. Floating Rate]
[Zero Coupon]
[Index Linked Interest]
[Dual Currency Interest]
[*specify other*]
(further particulars specified below)

10. Redemption/Payment Basis: [Redemption at par]
[Index Linked Redemption]
[Dual Currency Redemption]
[Partly Paid]
[Instalment]
[*specify other*]

11. Change of Interest Basis or Redemption/Payment Basis: [*Specify details of any provision for change of Notes into another Interest Basis or Redemption/Payment Basis*]

12. Put/Call Options: [Investor Put]
[Issuer Call]
[(further particulars specified below)]

13. Status of the Notes: [Senior/[Dated/Undated] Subordinated]

14. Listing: [London/*specify other*/None]

15. Method of distribution: [Syndicated/Non-syndicated]

PROVISIONS RELATING TO INTEREST (IF ANY) PAYABLE

16. *Fixed Rate Note Provisions* [Applicable/Not Applicable]
(If not applicable, delete the remaining sub-paragraphs of this paragraph)

(i) Rate(s) of Interest: [ ] per cent. per annum [payable [annually/semi-annually/quarterly] in arrear]
(If payable other than annually, consider amending Condition 6)

(ii) Interest Payment Date(s): [[ ] in each year up to and including the Maturity Date]/[*specify other*] *(NB: This will need to be amended in the case of long or short coupons)*

(iii) Fixed Coupon Amount(s): [ ] per [ ] in nominal amount

(iv) Broken Amount(s): [*Insert particulars of any initial or final broken interest amounts which do not correspond with the Fixed Coupon Amount*]

(v) Day Count Fraction: [30/360 or Actual/Actual (ISMA) or*specify other*]

(vi) Determination Date(s): [ ] in each year
[*Insert regular interest payment dates, ignoring issue date or maturity date in the case of a long or short first or last coupon*
(NB: This will need to be amended in the case of regular interest payment dates which are not of equal duration)
(NB: Only relevant where Day Count Fraction is Actual/Actual (ISMA))]

(vii) Other terms relating to the method of calculating interest for Fixed Rate Notes: [None/*Give details*]

17.	*Floating Rate Note Provisions*	[Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*
(i)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
(ii)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/[*specify other*]]
(iii)	Additional Business Centre(s):	[ ]
(iv)	Manner in which the Rate of Interest and Interest Amount is to be determined:	[Screen Rate Determination/ISDA Determination/*specify other*]
(v)	Party responsible for calculating the Rate of Interest and Interest Amount (if not the Agent):	[ ]
(vi)	Screen Rate Determination:	
	– *Reference Rate:*	[ ] *(Either LIBOR, EURIBOR or other, although additional information is required if other – including fallback provisions in the Agency Agreement)*
	– Interest Determination Date(s):	[ ] *(Second day on which commercial banks are open for general business (including dealings in foreign exchange and foreign currency deposits) in London prior to the start of each Interest Period if LIBOR (other than sterling or euro LIBOR), first day of each Interest Period if sterling LIBOR and the second day on which the TARGET System is open prior to the start of each Interest Period if EURIBOR or euro LIBOR)*
	– Relevant Screen Page:	[ ] *(In the case of EURIBOR, if not Telerate Page 248 ensure it is a page which shows a composite rate or amend the fallback provisions appropriately)*
(vii)	ISDA Determination:	
	– Floating Rate Option:	[ ]
	– Designated Maturity:	[ ]
	– Reset Date:	[ ]
(viii)	Margin(s):	[+/-] [ ] per cent. per annum
(ix)	Minimum Rate of Interest:	[ ] per cent. per annum
(x)	Maximum Rate of Interest:	[ ] per cent. per annum
(xi)	Day Count Fraction:	[Actual/365 or Actual/Actual Actual/365 (Fixed) Actual/365 (Sterling) Actual/360 30/360 30E/360 *Other*] *(See Condition 6 for alternatives)*

	(xii)	Fall back provisions, rounding provisions and any other terms relating to the method of calculating interest on Floating Rate Notes, if different from those set out in the Conditions:	[ ]
18.	*Zero Coupon Note Provisions*		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Accrual Yield:	[ ] per cent. per annum
	(ii)	Reference Price:	[ ]
	(iii)	Any other formula/basis of determining amount payable:	[ ]
	(iv)	Day Count Fraction in relation to Early Redemption Amounts and late payment:	[Conditions 8(e)(iii) and 8(j) apply/*specify other]* (*Consider applicable Day Count Fraction if not U.S. dollar denominated*)
19.	*Index Linked Interest Note Provisions*		[Applicable/Not Applicable] (*If not applicable, delete the remaining subparagraphs of this paragraph*)
	(i)	Index/Formula:	[*Give or annex details*]
	(ii)	Calculation Agent responsible for calculating the principal and/or interest due:	[ ]
	(iii)	Provisions for determining coupon where calculation by reference to Index and/or Formula is impossible or impracticable:	[ ]
	(iv)	Specified Period(s)/Specified Interest Payment Dates:	[ ]
	(v)	Business Day Convention:	[Floating Rate Convention/Following Business Day Convention/Modified Following Business Day Convention/Preceding Business Day Convention/*specify other*]
	(vi)	Additional Business Centre(s):	[ ]
	(vii)	Minimum Rate of Interest:	[ ] per cent. per annum
	(viii)	Maximum Rate of Interest:	[ ] per cent. per annum
	(ix)	Day Count Fraction:	[ ]
20.	*Dual Currency Note Provisions*		[Applicable/Not Applicable] (*If not applicable, delete the remaining sub-paragraphs of this paragraph*)
	(i)	Rate of Exchange/method of calculating Rate of Exchange:	[*Give details*]
	(ii)	Calculation Agent, if any, responsible for calculating the principal and/or interest payable:	[ ]
	(iii)	Provisions applicable where calculation by reference to Rate of Exchange impossible or impracticable:	[ ]

(iv) Person at whose option Specified Currency(ies) is/are payable: [ ]

PROVISIONS RELATING TO REDEMPTION

21. Issuer Call [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i) Optional Redemption Date(s): [ ]

(ii) *Optional Redemption Amount of each* Note and method, if any, of calculation of such amount(s): [ ]

(iii) If redeemable in part:

(a) Minimum Redemption Amount: [ ]

(b) Maximum Redemption Amount: [ ]

(iv) Notice period (if other than as set out in the Conditions): [ ]

22. Investor Put [Applicable/Not Applicable] *(If not applicable, delete the remaining sub-paragraphs of this paragraph)*

(i) Optional Redemption Date(s): [ ]

(ii) Optional Redemption Amount of each Note and method, if any, of calculation of such amount(s): [ ]

(iii) Notice period (if other than as set out in the Conditions): [ ]

23. Final Redemption Amount of each Note [Nominal Amount/*specify other*/see Appendix]

24. Early Redemption Amount of each Note payable on redemption for taxation reasons or on event of default and/or the method of calculating the same (if required or if different from that set out in Condition 8(e)): [ ]

GENERAL PROVISIONS APPLICABLE TO THE NOTES

25. Form of Notes: [Temporary Global Note exchangeable for a Permanent Global Note which is exchangeable for Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

[Temporary Global Note exchangeable for Definitive Notes on and after the Exchange Date]

[*Permanent Global Note exchangeable for* Definitive Notes [on 60 days' notice given at any time/only upon an Exchange Event]]

26. Additional Financial Centre(s) or other special provisions relating to Payment Dates: [Not Applicable/*give details*] *(Note that this item relates to the place of payment, and not interest period end dates, to which items 17(iii) and 19(vi) relate)*

27.	Talons for future Coupons or Receipts to be attached to Definitive Notes (and dates on which such Talons mature):	[Yes/No. *If yes, give details*]
28.	Details relating to Partly Paid Notes: amount of each payment comprising the Issue Price and date on which each payment is to be made and consequences of failure to pay, including any right of the Issuer to forfeit the Notes and interest due on late payment:	[Not Applicable/*give details. NB: a new form of Temporary Global Note and/or Permanent Global Note may be required for Partly Paid issues*]
29.	Details relating to Instalment Notes:	
	(i) Instalment Amount(s):	[Not Applicable /*Give details*]
	(ii) Instalment Date(s):	[Not Applicable /*Give details*]
30.	Redenomination applicable:	Redenomination [[not] applicable *[If Redenomination is applicable specify the applicable Day Count Fraction and any provisions necessary to deal with floating rate interest calculation (including alternative reference rates)]*
31.	Other terms or special conditions:	[Not Applicable/*Give details*]

DISTRIBUTION

32.	(i) If syndicated, names of Managers:	[Not Applicable/*Give names*]
	(ii) Stabilising Manager (if any):	[Not Applicable/*Give name*]
33.	If non-syndicated, name of relevant Dealer:	[ ]
34.	Whether TEFRA D or TEFRA C rules applicable or TEFRA rules not applicable:	[TEFRA D/TEFRA C/TEFRA not applicable]
35.	Additional selling restrictions:	[Not Applicable/*Give details*]

OPERATIONAL INFORMATION

36.	Any clearing system(s) other than Euroclear and Clearstream, Luxembourg and the relevant identification number(s):	[Not Applicable/*give name(s) and number(s)*]
37.	Delivery:	Delivery [against/free of] payment
38.	Additional Paying Agent(s) (if any):	[ ]
	ISIN:	[ ]
	Common Code:	[ ]

LISTING APPLICATION

This Pricing Supplement comprises the details required for the issue of Notes described herein pursuant to the listing of the U.S.$15,000,000,000 Euro Medium Term Note Programme of Alliance & Leicester plc.

RESPONSIBILITY

The Issuer accepts responsibility for the information contained in this Pricing Supplement.

Signed on behalf of the Issuer:

By: ....

Duly authorised

[If the applicable Pricing Supplement specifies any modification to the Terms and Conditions of the Notes as described herein, it is envisaged that, to the extent that such modification relates only to Conditions 1, 5, 6, 7, 8 (except Condition 8(b)), 12, 13, 14, 15 (insofar as such Notes are not listed or admitted to trading on any stock exchange) or 18, they will not necessitate the preparation of supplementary Listing Particulars. If the Terms and Conditions of the Notes of any Series are to be modified in any other respect, supplementary Listing Particulars will be prepared, if appropriate.]

TERMS AND CONDITIONS OF THE NOTES

The following are the Terms and Conditions of the Notes which will be incorporated by reference into each Global Note (as defined below) and each definitive Note, in the latter case only if permitted by the relevant stock exchange or other relevant authority (if any) and agreed by the Issuer and the relevant Dealer at the time of issue but, if not so permitted and agreed, such definitive Note will have endorsed thereon or attached thereto such Terms and Conditions. The applicable Pricing Supplement in relation to any Tranche of Notes may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with the following Terms and Conditions, replace or modify the following Terms and Conditions for the purpose of such Notes. The applicable Pricing Supplement (or the relevant provisions thereof) will be endorsed upon, or attached to, each Global Note and definitive Note. Reference should be made to **"Form of the Notes"** *for a description of the content of Pricing Supplements which will specify which of such terms are to apply in relation to the relevant Notes.*

This Note is one of a Series (as defined below) of Notes issued by Alliance & Leicester plc (the **"Issuer"**) constituted by a Trust Deed (such Trust Deed as modified and/or supplemented and/or restated from time to time, the **"Trust Deed"**) dated 16th December, 1998 and made between Alliance & Leicester plc (in its capacity both as an Issuer and as guarantor of Notes issued by Alliance & Leicester Group Treasury plc) and J.P. Morgan Trustee and Depositary Company Limited (the **"Trustee"**, which expression shall include any successor as trustee).

References herein to the **"Notes"** shall be references to the Notes of this Series and shall mean:

(i) in relation to any Notes represented by a global Note (a **"Global Note"**), units of the lowest Specified Denomination in the Specified Currency;

(ii) any Global Note; and

(iii) any definitive Notes issued in exchange for a Global Note.

The Notes, the Receipts (as defined below) and the Coupons (as defined below) have the benefit of an amended and restated Agency Agreement (such Agency Agreement as amended and/or supplemented and/or restated from time to time, the **"Agency Agreement"**) dated 3rd May, 2002 and made between the Issuer, Citibank, N.A. as issuing and principal paying agent and agent bank (the **"Agent"**, which expression shall include any successor agent) and the other paying agents named therein (together with the Agent, the **"Paying Agents"**, which expression shall include any additional or successor paying agents) and the Trustee.

Interest bearing definitive Notes (unless otherwise indicated in the applicable Pricing Supplement) have interest coupons (**"Coupons"**) and, if indicated in the applicable Pricing Supplement, talons for further Coupons (**"Talons"**) attached on issue. Any reference herein to Coupons or coupons shall, unless the context otherwise requires, be deemed to include a reference to Talons or talons. Definitive Notes repayable in instalments have receipts (**"Receipts"**) for the payment of the instalments of principal (other than the final instalment) attached on issue. Global Notes do not have Receipts, Coupons or Talons attached on issue.

The Pricing Supplement for this Note (or the relevant provisions thereof) is attached to or endorsed on this Note and supplements these Terms and Conditions and may specify other terms and conditions which shall, to the extent so specified or to the extent inconsistent with these Terms and Conditions, replace or modify these Terms and Conditions for the purposes of this Note. References to the **"applicable Pricing Supplement"** are to the Pricing Supplement (or the relevant provisions thereof) attached to or endorsed on this Note.

The Trustee acts for the benefit of the holders for the time being of the Notes (the **"Noteholders"**, which expression shall, in relation to any Notes represented by a Global Note, be construed as provided below), the holders of the Receipts (the **"Receiptholders"**) and the holders of the Coupons (the **"Couponholders"**, which expression shall, unless the context otherwise requires, include the holders of the Talons), in accordance with the provisions of the Trust Deed.

As used herein, **"Tranche"** means Notes which are identical in all respects (including as to listing) and **"Series"** means a Tranche of Notes together with any further Tranche or Tranches of Notes which are (i) expressed to be consolidated and form a single series and (ii) identical in all respects (including as to listing) except for their respective Issue Dates, Interest Commencement Dates and/or Issue Prices.

Copies of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement are available for inspection during normal business hours at the principal office for the time being of the Trustee (being at 2nd May, 2003 at Trinity Tower, 9 Thomas More Street, London E1W 1YT, England) and at the specified office of each of the Paying Agents save that, if this Note is an unlisted Note of any Series, the applicable Pricing Supplement will only be available for inspection by a Noteholder holding one or more unlisted Notes of that Series and such Noteholder must produce evidence satisfactory to the Issuer and the Trustee or, as the case may be, the relevant Paying Agent as to its holding of such Notes and identity. The Noteholders, the Receiptholders and the Couponholders are deemed to have notice of, are bound by, and are entitled to the benefit of, all the provisions of the Trust Deed, the Agency Agreement and the applicable Pricing Supplement which are applicable to them. The statements in these Terms and Conditions include summaries of, and are subject to, the detailed provisions of the Trust Deed and the Agency Agreement.

Words and expressions defined in the Trust Deed, the Agency Agreement or used in the applicable Pricing Supplement shall have the same meanings where used in these Terms and Conditions unless the context otherwise requires or unless otherwise stated and provided that, in the event of inconsistency between the Agency Agreement and the Trust Deed, the Trust Deed shall prevail and, in the event of inconsistency between the Agency Agreement or the Trust Deed and the applicable Pricing Supplement, the applicable Pricing Supplement shall prevail.

1. Form, Denomination and Title

The Notes are in bearer form and, in the case of definitive Notes, serially numbered, in the Specified Currency and the Specified Denomination(s). Notes of one Specified Denomination may not be exchanged for Notes of another Specified Denomination.

This Note is a Fixed Rate Note, a Floating Rate Note, a Zero Coupon Note, an Index Linked Interest Note or a combination of any of the foregoing, depending upon the Interest Basis specified in the applicable Pricing Supplement.

This Note may be an Index Linked Redemption Note, an Instalment Note, a Dual Currency Note, a Partly Paid Note or a combination of any of the foregoing, depending upon the Redemption/Payment Basis specified in the applicable Pricing Supplement.

This Note is a Senior Note or a Subordinated Note, as indicated in the applicable Pricing Supplement. If it is a Subordinated Note, it is either a Dated Subordinated Note or an Undated Subordinated Note, as indicated in the applicable Pricing Supplement.

Definitive Notes are issued with Coupons attached, unless they are Zero Coupon Notes in which case references to Coupons and Couponholders in these Terms and Conditions are not applicable.

Subject as set out below, title to the Notes, Receipts and Coupons will pass by delivery. The Issuer, any Paying Agent and the Trustee will (except as otherwise required by law) deem and treat the bearer of any Note, Receipt or Coupon as the absolute owner thereof (whether or not overdue and notwithstanding any notice of ownership or writing thereon or notice of any previous loss or theft thereof) for the purpose of receiving payment thereof or on account thereof and for all other purposes but, in the case of any Global Note, without prejudice to the provisions set out in the next paragraph.

For so long as any of the Notes is represented by a Global Note held on behalf of Euroclear Bank S.A./N.V., as operator of the Euroclear System (**"Euroclear"**) and/or Clearstream Banking, société anonyme, (**"Clearstream, Luxembourg"**) each person (other than Euroclear or Clearstream, Luxembourg) who is for the time being shown in the records of Euroclear or of Clearstream, Luxembourg as the holder of a particular nominal amount of such Notes (in which regard any certificate or other document issued by Euroclear or Clearstream, Luxembourg as to the nominal amount of such Notes standing to the account of any person shall be conclusive and binding for all purposes save in the case of manifest error) shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes for all purposes other than with respect to the payment of principal or interest on such nominal amount of such Notes, for which purpose the bearer of the relevant Global Note shall be treated by the Issuer, the Trustee and the Paying Agents as the holder of such nominal amount of such Notes in accordance with and subject to the terms of the relevant Global Note and the expressions **"Noteholder"** and **"holder of Notes"** and related expressions shall be construed accordingly. In determining whether a particular person is entitled to a particular nominal amount of

Notes as aforesaid, the Trustee may rely on such evidence and/or information and/or certification as it shall, in its absolute discretion, think fit, and, if it does so rely, such evidence and/or information and/or certification shall, in the absence of manifest error, be conclusive and binding, on all concerned.

Notes which are represented by a Global Note will be transferable only in accordance with the rules and procedures for the time being of Euroclear and Clearstream, Luxembourg, as the case may be. References to Euroclear and/or Clearstream, Luxembourg shall, whenever the context so permits, be deemed to include a reference to any additional or alternative clearing system specified in the applicable Pricing Supplement or as may otherwise be approved in writing by the Issuer, the Agent and the Trustee.

2. Status of Senior Notes

This Condition 2 shall apply only to Senior Notes.

If the Notes are specified as Senior Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct, unconditional, (subject to the provisions of Condition 4) unsecured and unsubordinated obligations of the Issuer and, subject as aforesaid, rank at least *pari passu*, without any preference among themselves, with all other unsecured and unsubordinated obligations and liabilities (including contingent obligations and liabilities) of the Issuer other than those statutorily preferred in the event of the dissolution or winding up of the Issuer.

3. Status and Subordination of Subordinated Notes

This Condition 3 shall apply only to Subordinated Notes.

(a) Dated Subordinated Notes

(i) If the Notes are specified as Dated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Receipts and Coupons (if any) are direct, unsecured and subordinated obligations of the Issuer and rank *pari passu* without any preference among themselves. The Notes and the relative Receipts and Coupons (if any) will rank at least *pari passu* and rateably with other subordinated obligations of the Issuer from time to time outstanding but will rank ahead of the holders of any subordinated obligations whose claims are expressed to rank junior to the Notes and the relative Receipts and Coupons (if any).

(ii) In the case of Dated Subordinated Notes, in the event of the winding up of the Issuer, the claims of the Trustee, the Noteholders, the Receiptholders and the Couponholders against the Issuer in respect of the Notes and the relative Receipts and Coupons (if any) will be subordinated to the claims of all unsubordinated creditors of the Issuer in the manner provided in the Trust Deed. In such event, the claims of the Noteholders, the Receiptholders and the Couponholders against the Issuer will become due and payable and capable of proof in such winding up but only to the extent that assets will remain available in such winding up after all unsubordinated claims have been satisfied in full or full provision therefor has been made. Accordingly, no payments of amounts due under the Notes, the Receipts or the Coupons will be made to the Noteholders, the Receiptholders or the Couponholders following the commencement of the winding up of the Issuer except where all sums due from the Issuer in respect of all such unsubordinated claims are paid in full. Any amounts paid to the Trustee in the winding up of the Issuer will be held on trust for distribution in satisfaction of the claims of unsubordinated creditors to the extent (if any) not fully paid and thereafter in or towards payment of the amounts due under the Notes and the relative Receipts and Coupons (if any).

(b) Undated Subordinated Notes

(i) If the Notes are specified as Undated Subordinated Notes in the applicable Pricing Supplement, the Notes and the relative Coupons are direct and unsecured obligations of the Issuer and rank *pari passu* without any preference among themselves, and the rights of the Noteholders and the Couponholders are subordinated in right of payment in the manner provided in the Trust Deed to the claims of Senior Creditors.

(ii) In the case of Undated Subordinated Notes, payments of principal and interest in respect of the Notes are conditional upon the Issuer being solvent at the time of payment by the Issuer, and no principal or interest shall be payable except to the extent that the Issuer could make such payment and still be solvent immediately thereafter. For the purpose of this Condition 3(b)(ii), the Issuer shall be solvent if (i) to the extent that any determination as to solvency falls to be made prior to the commencement of winding up of the Issuer, it is able to pay its debts owed to Senior Creditors

as they fall due and (ii) its Assets exceed its Liabilities (other than its Liabilities to persons who are not Senior Creditors). A report as to the solvency of the Issuer by two directors of the Issuer or, in certain circumstances as provided in the Trust Deed, the auditors of the Issuer or, if the Issuer is in winding up, its liquidator, shall, in the absence of proven error, be treated and accepted by the Issuer, the Trustee, the Noteholders and the Couponholders as correct and sufficient evidence thereof.

(iii) In the case of Undated Subordinated Notes, if at any time an order is made or an effective resolution is passed for the winding up of the Issuer in England (except in any such case a solvent winding up solely for the purpose of a reconstruction or amalgamation or the substitution in place of the Issuer of a Subsidiary (as defined in the Trust Deed) of the Issuer, the terms of which reconstruction, amalgamation or substitution (i) have previously been approved by the Trustee in writing or by an Extraordinary Resolution (as defined in the Trust Deed) of the Noteholders and (ii) do not provide that the Notes shall thereby become repayable), there shall be payable on each Note (in lieu of any other payment, but subject as provided in this Condition), such amount, if any, as would have been payable to the holder thereof if, on the day prior to the commencement of the winding up and thereafter, such Noteholder were the holder of a preference share in the capital of the Issuer of a class having a preferential right to a return of assets in the winding up over the holders of all issued shares for the time being in the capital of the Issuer on the assumption that such preference share was entitled to receive on a return of assets in such winding up an amount equal to the principal amount of such Note together with Arrears of Interest (as defined in Condition 6(g)), if any, and any interest (other than Arrears of Interest) which is payable (as provided in the Trust Deed).

(c) Definitions

For the purpose of this Condition:

"Assets" means the unconsolidated gross assets of the Issuer and **"Liabilities"** means the unconsolidated gross liabilities of the Issuer, all as shown in the latest published audited balance sheet of the Issuer, but adjusted for contingent assets and contingent liabilities and for subsequent events, all in such manner as the directors, the auditors of the Issuer or its liquidator (as the case may be) may determine; and

"Senior Creditors" means creditors of the Issuer (i) who are unsubordinated depositors or other unsubordinated creditors of the Issuer, or (ii) whose claims are, or are expressed to be, subordinated (whether only in the event of the winding up of the Issuer or otherwise) to the claims of unsubordinated depositors and other unsubordinated creditors of the Issuer but not further or otherwise, or (iii) who are subordinated creditors of the Issuer other than those whose claims are, or are expressed to rank, *pari passu* with, or junior to, the claims of the Noteholders.

(d) Set-off

Subject to applicable law, no Noteholder, Receiptholder or Couponholder may exercise, claim or plead any right of set-off, compensation or retention in respect of any amount owed to it by the Issuer arising under or in connection with the Notes, the Receipts or the Coupons (if any) and each Noteholder, Receiptholder and Couponholder shall, by virtue of being the holder of any Note, Receipt or Coupon (as the case may be), be deemed to have waived all such rights of set-off, compensation or retention.

4. Negative Pledge

This Condition 4 shall apply only to Senior Notes.

(a) If the Notes are specified as Senior Notes in the applicable Pricing Supplement, so long as any of the Notes remains outstanding (as defined in the Trust Deed) the Issuer will not create or have outstanding any mortgage, lien (not being a lien arising by operation of law), pledge or other charge upon the whole or any part of its undertaking or assets, present or future, to secure any Loan Stock of the Issuer or any obligation of the Issuer, under any guarantee of or indemnity in respect of any Loan Stock of any Subsidiary of the Issuer without at the same time or prior thereto securing the Notes, the Receipts and the Coupons equally and rateably therewith to the satisfaction of the Trustee or providing such other security for the Notes, the Receipts and the Coupons as the Trustee in its absolute discretion shall deem to be not materially less beneficial to the Noteholders or which shall be approved by an Extraordinary Resolution of the Noteholders.

(b) **"Loan Stock"** is defined in the Trust Deed to mean indebtedness which is in the form of, or represented or evidenced by, notes, bonds, debentures, loan stock or other securities which for the time being are, or are intended to be, or are capable of being, quoted, listed, dealt in or traded on any stock exchange, over-the-counter or other established securities market, but excluding any such indebtedness which has a stated maturity not exceeding one year.

5. Redenomination

(a) Where redenomination is specified in the applicable Pricing Supplement as being applicable, the Issuer may, without the consent of the Noteholders, the Receiptholders or the Couponholders, but after prior consultation with the Trustee on giving prior notice to the Agent, Euroclear and Clearstream, Luxembourg and at least 30 days' prior notice to the Noteholders in accordance with Condition 15 and to the Trustee, elect that, with effect from the Redenomination Date specified in the notice, the Notes shall be redenominated in euro.

The election will have effect as follows:

(i) the Notes and the Receipts shall be deemed to be redenominated in euro in the denomination of euro 0.01 with a nominal amount for each Note and Receipt equal to the nominal amount of that Note or Receipt in the Specified Currency, converted into euro at the Established Rate, provided that, if the Issuer determines, with the agreement of the Agent and the Trustee, that the then market practice in respect of the redenomination in euro of internationally offered securities is different from the provisions specified above, such provisions shall be deemed to be amended so as to comply with such market practice and the Issuer shall promptly notify the Noteholders, the stock exchange (if any) on which the Notes may be listed and the Paying Agents of such deemed amendments;

(ii) save to the extent that an Exchange Notice has been given in accordance with paragraph (iv) below, the amount of interest due in respect of the Notes will be calculated by reference to the aggregate nominal amount of Notes presented (or, as the case may be, in respect of which Coupons are presented) for payment by the relevant holder and the amount of such payment shall be rounded down to the nearest euro 0.01;

(iii) if definitive Notes are required to be issued after the Redenomination Date, they shall be issued at the expense of the Issuer in the denominations of euro 1,000, euro 10,000, euro 100,000 and (but only to the extent of any remaining amounts less than euro 1,000 or such smaller denominations as the Agent may approve) euro 0.01 and such other denominations as the Agent shall determine and notify to the Noteholders;

(iv) if issued prior to the Redenomination Date, all unmatured Coupons denominated in the Specified Currency (whether or not attached to the Notes) will become void with effect from the date on which the Issuer gives notice (the **"Exchange Notice"**) that replacement euro-denominated Notes, Receipts and Coupons are available for exchange (provided that such securities are so available) and no payments will be made in respect of them. The payment obligations contained in any Notes and Receipts so issued will also become void on that date although those Notes and Receipts will continue to constitute valid exchange obligations of the Issuer. New euro-denominated Notes, Receipts and Coupons will be issued in exchange for Notes, Receipts and Coupons denominated in the Specified Currency in such manner as the Agent may specify and as shall be notified to the Noteholders in the Exchange Notice. No Exchange Notice may be given less than 15 days prior to any date for payment of principal or interest on the Notes;

(v) after the Redenomination Date, all payments in respect of the Notes, the Receipts and the Coupons, other than payments of interest in respect of periods commencing before the Redenomination Date, will be made solely in euro as though references in the Notes to the Specified Currency were to euro. Payments will be made in euro by credit or transfer to a euro account (or any other account to which euro may be credited or transferred) specified by the payee or, at the option of the payee, by a euro cheque;

(vi) if the Notes are Fixed Rate Notes and interest for any period ending on or after the Redenomination Date is required to be calculated for a period ending other than on an Interest Payment Date, it will be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with market convention;

(vii) if the Notes are Floating Rate Notes the applicable Pricing Supplement specifies any relevant changes to the provisions relating to interest; and

(viii) such other changes shall be made to these Terms and Conditions and/or the Trust Deed as the Issuer may, with the agreement of the Agent and the Trustee, decide and as may be specified in the notice, to conform them to conventions then applicable to instruments denominated in euro. *Any such other changes will not take effect until after they have been notified to the Noteholders* in accordance with Condition 15.

(b) Definitions

In these Terms and Conditions, the following expressions have the following meanings:

"Established Rate" means the rate for the conversion of the Specified Currency (including compliance with rules relating to roundings in accordance with applicable European Community regulations) into euro established by the Council of the European Union pursuant to Article 123 of the Treaty;

"euro" means the currency introduced at the start of the third stage of European economic and monetary union pursuant to the Treaty;

"Redenomination Date" means (in the case of interest bearing Notes) any date for payment of interest under the Notes or (in the case of Zero Coupon Notes) any date, in each case specified by the Issuer in the notice given to the Noteholders pursuant to paragraph *(a)* above and which falls on or after the date on which the country of the Specified Currency first participates in the third stage of European economic and monetary union;

"TARGET System" means the Trans-European Automated Real-Time Gross Settlement Express Transfer (TARGET) System or any successor thereto; and

"Treaty" means the Treaty establishing the European Community, as amended by the Treaty on European Union and as amended by the Treaty of Amsterdam.

6. Interest

(a) Interest on Fixed Rate Notes

Each Fixed Rate Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date at the rate(s) per annum equal to the Rate(s) of Interest. Interest will be payable in arrear on the Interest Payment Date(s) in each year up to, (and including) the Maturity Date.

Except as provided in the applicable Pricing Supplement, the amount of interest payable on each Interest Payment Date in respect of the Fixed Interest Period ending on (but excluding) such date will amount to the Fixed Coupon Amount. Payments of interest on any Interest Payment Date will, if so specified in the applicable Pricing Supplement, amount to the Broken Amount so specified.

As used in these Terms and Conditions, **"Fixed Interest Period"** means the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date.

If interest is required to be calculated for a period other than a Fixed Interest Period, such interest shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by *the applicable Day Count Fraction, and rounding the resultant figure to the nearest sub-unit of the* relevant Specified Currency, half of any such sub-unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(a):

(i) if "Actual/Actual (ISMA)" is specified in the applicable Pricing Supplement:

(a) in the case of Notes where the number of days in the relevant period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (the **"Accrual Period"**) is equal to or shorter than the Determination Period during which the Accrual Period ends, the number of days in such *Accrual Period divided by the product of (1) the number of days in such Determination Period* and (2) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; or

(b) in the case of Notes where the Accrual Period is longer than the Determination Period during which the Accrual Period ends, the sum of:

(1) the number of days in such Accrual Period falling in the Determination Period in which the Accrual Period begins divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates (as specified in the applicable Pricing Supplement) that would occur in one calendar year; and

(2) the number of days in such Accrual Period falling in the next Determination Period divided by the product of (x) the number of days in such Determination Period and (y) the number of Determination Dates that would occur in one calendar year assuming interest was to be payable in respect of the whole of that year; and

(ii) if "30/360" is specified in the applicable Pricing Supplement, the number of days in the period from (and including) the most recent Interest Payment Date (or, if none, the Interest Commencement Date) to (but excluding) the relevant payment date (such number of days being calculated on the basis of a year of 360 days with 12 30-day months) divided by 360.

In these Terms and Conditions:

"Determination Period" means each period from (and including) a Determination Date to (but excluding) the next Determination Date (including, where either the Interest Commencement Date or the final Interest Payment Date is not a Determination Date, the period commencing on the first Determination Date prior to, and ending on the first Determination Date falling after, such date); and

"sub-unit" means, with respect to any currency other than euro, the lowest amount of such currency that is available as legal tender in the country of such currency and, with respect to euro, means one cent.

(b) Interest on Floating Rate Notes and Index Linked Interest Notes

(i) *Interest Payment Dates*

Each Floating Rate Note and Index Linked Interest Note bears interest on its outstanding nominal amount (or, if it is a Partly Paid Note, the amount paid up) from (and including) the Interest Commencement Date and such interest will be payable, subject as provided in these Terms and Conditions, in arrear on either:

(A) the Specified Interest Payment Date(s) in each year specified in the applicable Pricing Supplement; or

(B) if no express Specified Interest Payment Date(s) is/are specified in the applicable Pricing Supplement, each date (each such date, together with each Specified Interest Payment Date, an **"Interest Payment Date"**) which falls the number of months or other period specified as the Specified Period in the applicable Pricing Supplement after the preceding Interest Payment Date or, in the case of the first Interest Payment Date, after the Interest Commencement Date.

Such interest will be payable in respect of each Interest Period (which expression shall, in these Terms and Conditions, mean the period from (and including) an Interest Payment Date (or the Interest Commencement Date) to (but excluding) the next (or first) Interest Payment Date).

If a Business Day Convention is specified in the applicable Pricing Supplement and (x) if there is no numerically corresponding day in the calendar month in which an Interest Payment Date should occur or (y) if any Interest Payment Date would otherwise fall on a day which is not a Business Day, then, if the Business Day Convention specified is:

(1) in any case where Specified Periods are specified in accordance with Condition 6*(b)*(i)(B) above, the Floating Rate Convention, such Interest Payment Date (i) in the case of (x) above, shall be the last day that is a Business Day in the relevant month and the provisions of (B) below shall apply *mutatis mutandis* or (ii) in the case of (y) above, shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event (A) such Interest Payment Date shall be brought forward to the immediately preceding Business Day and (B) each subsequent Interest Payment Date shall be the last Business Day in the month which falls the Specified Period after the preceding applicable Interest Payment Date occurred; or

(2) the Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day; or

(3) the Modified Following Business Day Convention, such Interest Payment Date shall be postponed to the next day which is a Business Day unless it would thereby fall into the next calendar month, in which event such Interest Payment Date shall be brought forward to the immediately preceding Business Day; or

(4) the Preceding Business Day Convention, such Interest Payment Date shall be brought forward to the immediately preceding Business Day.

In these Terms and Conditions, **"Business Day"** means a day which is both:

(A) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in London and any Additional Business Centre specified in the applicable Pricing Supplement; and

(B) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than London and any Additional Business Centre and which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively), or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(ii) *Rate of Interest*

The Rate of Interest payable from time to time in respect of Floating Rate Notes and Index Linked Interest Notes will be determined in the manner specified in the applicable Pricing Supplement.

(A) *ISDA Determination for Floating Rate Notes*

Where ISDA Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will be the relevant ISDA Rate plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any). For the purposes of this sub-paragraph (A), **"ISDA Rate"** for an Interest Period means a rate equal to the Floating Rate that would be determined by the Agent under an interest rate swap transaction if the Agent were acting as Calculation Agent for that swap transaction under the terms of an agreement incorporating the 2000 ISDA Definitions as published by the International Swaps and Derivatives Association, Inc. and as amended and updated as at the Issue Date of the first Tranche of Notes (the **"ISDA Definitions"**) and under which:

(1) the Floating Rate Option is as specified in the applicable Pricing Supplement;

(2) the Designated Maturity is a period specified in the applicable Pricing Supplement; and

(3) the relevant Reset Date is either (i) if the applicable Floating Rate Option is based on the London inter-bank offered rate (**"LIBOR"**) or on the Euro-zone inter-bank offered rate (**"EURIBOR"**), the first day of that Interest Period, or (ii) in any other case, as specified in the applicable Pricing Supplement.

For the purposes of this sub-paragraph (A), **"Floating Rate"**, **"Calculation Agent"**, **"Floating Rate Option"**, **"Designated Maturity"** and **"Reset Date"** have the meanings given to those terms in the ISDA Definitions.

(B) *Screen Rate Determination for Floating Rate Notes*

Where Screen Rate Determination is specified in the applicable Pricing Supplement as the manner in which the Rate of Interest is to be determined, the Rate of Interest for each Interest Period will, subject as provided below, be either:

(1) the offered quotation; or

(2) the arithmetic mean (rounded if necessary to the fifth decimal place, with 0.000005 being rounded upwards) of the offered quotations,

(expressed as a percentage rate per annum) for the Reference Rate which appears or appear, as the case may be, on the Relevant Screen Page as at either 11.00 a.m. (London time in the case of LIBOR or Brussels time in the case of EURIBOR) on the Interest Determination Date in question plus or minus (as indicated in the applicable Pricing Supplement) the Margin (if any), all as determined by the Agent. If five or more of such offered quotations are available on the Relevant Screen Page, the highest (or, if there is more than one such highest quotation, one only of such quotations) and the lowest (or, if there is more than one such lowest quotation, one only of such quotations) shall be disregarded by the Agent for the purpose of determining the arithmetic mean (rounded as provided above) of such offered quotations.

The Agency Agreement contains provisions for determining the Rate of Interest in the event that the Relevant Screen Page is not available or if, in the case of (1) above, no such offered quotation appears or, in the case of (2) above, fewer than three such offered quotations appear, in each case as at the time specified in the preceding paragraph.

If the Reference Rate from time to time in respect of Floating Rate Notes is specified in the applicable Pricing Supplement as being other than LIBOR or EURIBOR, the Rate of Interest in respect of such Notes will be determined as provided in the applicable Pricing Supplement.

(iii) *Minimum and/or Maximum Rate of Interest*

If the applicable Pricing Supplement specifies a Minimum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is less than such Minimum Rate of Interest, the Rate of Interest for such Interest Period shall be such Minimum Rate of Interest.

If the applicable Pricing Supplement specifies a Maximum Rate of Interest for any Interest Period, then, in the event that the Rate of Interest in respect of such Interest Period determined in accordance with the provisions of paragraph (ii) above is greater than such Maximum Rate of Interest, the Rate of Interest for such Interest Period shall be such Maximum Rate of Interest.

(iv) *Determination of Rate of Interest and calculation of Interest Amounts*

The Agent, in the case of Floating Rate Notes, and the Calculation Agent, in the case of Index Linked Interest Notes, will at or as soon as practicable after each time at which the Rate of Interest is to be determined, determine the Rate of Interest for the relevant Interest Period. In the case of Index Linked Interest Notes, the Calculation Agent will notify the Agent of the Rate of Interest for the relevant Interest Period as soon as practicable after calculating the same.

The Agent will calculate the amount of interest (the **"Interest Amount"**) payable on the Floating Rate Notes or Index Linked Interest Notes in respect of each Specified Denomination for the relevant Interest Period. Each Interest Amount shall be calculated by applying the Rate of Interest to each Specified Denomination, multiplying such sum by the applicable Day Count Fraction, and rounding the resultant figure to the nearest unit of the relevant Specified Currency, half of any such unit being rounded upwards or otherwise in accordance with applicable market convention.

"Day Count Fraction" means, in respect of the calculation of an amount of interest in accordance with this Condition 6(b):

(i) if **"Actual/365"** or **"Actual/Actual"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 (or, if any portion of that Interest Period falls in a leap year, the sum of (A) the actual number of days in that portion of the Interest Period falling in a leap year divided by 366 and (B) the actual number of days in that portion of the Interest Period falling in a non-leap year divided by 365);

(ii) if **"Actual/365 (Fixed)"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365;

(iii) if **"Actual/365 (Sterling)"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 365 or, in the case of an Interest Payment Date falling in a leap year, 366;

(iv) if **"Actual/360"** is specified in the applicable Pricing Supplement, the actual number of days in the Interest Period divided by 360;

(v) if **"30/360", "360/360"** or **"Bond Basis"** is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months (unless (a) the last day of the Interest Period is the 31st day of a month but the first day of the Interest Period is a day other than the 30th or 31st day of a month, in which case the month that includes that last day shall not be considered to be shortened to a 30-day month, or (b) the last day of the Interest Period is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month)); and

(vi) if **"30E/360"** or **"Eurobond Basis"** is specified in the applicable Pricing Supplement, the number of days in the Interest Period divided by 360 (the number of days to be calculated on the basis of a year of 360 days with 12 30-day months, without regard to the date of the first day or last day of the Interest Period unless, in the case of the final Interest Period, the Maturity Date is the last day of the month of February, in which case the month of February shall not be considered to be lengthened to a 30-day month).

(v) *Notification of Rate of Interest and Interest Amounts*

The Agent will cause the Rate of Interest and each Interest Amount for each Interest Period and the relevant Interest Payment Date to be notified to the Issuer, the Trustee and any stock exchange or other relevant authority on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and notice thereof to be published in accordance with Condition 15 as soon as possible after their determination but in no event later than the fourth London Business Day thereafter. Each Interest Amount and Interest Payment Date so notified may subsequently be amended (or appropriate alternative arrangements made by way of adjustment) without prior notice in the event of an extension or shortening of the Interest Period. Any such amendment will be promptly notified to each stock exchange on which the relevant Floating Rate Notes or Index Linked Interest Notes are for the time being listed and to the Noteholders in accordance with Condition 15. For the purposes of this paragraph, the expression **"London Business Day"** means a day (other than a Saturday or Sunday) on which banks and foreign exchange markets are open for general business in London.

(vi) *Determination or Calculation by Trustee*

If for any reason at any relevant time the Agent or, as the case may be, the Calculation Agent defaults in its obligation to determine the Rate of Interest or the Agent defaults in its obligation to calculate any Interest Amount in accordance with sub-paragraph (ii)(A) or (B) above or as otherwise specified in the applicable Pricing Supplement, as the case may be, and in each case in accordance with paragraph (iv) above, the Trustee shall determine the Rate of Interest at such rate as, in its absolute discretion (having such regard as it shall think fit to the foregoing provisions of this Condition 6, but subject always to any Minimum or Maximum Rate of Interest specified in the applicable Pricing Supplement), it shall deem fair and reasonable in all the circumstances or, as the case may be, the Trustee shall calculate the Interest Amount(s) in such manner as it shall deem fair and reasonable in all the circumstances and each such determination or calculation shall be deemed to have been made by the Agent or the Calculation Agent, as applicable.

(vii) *Certificates to be final*

All certificates, communications, opinions, determinations, calculations, quotations and decisions given, expressed, made or obtained for the purposes of the provisions of this Condition 6, whether by the Agent or, if applicable, the Calculation Agent or the Trustee, shall (in the absence of wilful default, bad faith or manifest error) be binding on the Issuer, the Principal Paying Agent, the Calculation Agent (if applicable), the other Paying Agents and all Noteholders, Receiptholders and Couponholders and (in the absence as aforesaid) no liability to the Issuer, the Noteholders, the Receiptholders or the Couponholders shall attach to the Agent or, if applicable, the Calculation Agent or the Trustee in connection with the exercise or non-exercise by it of its powers, duties and discretions pursuant to such provisions.

(c) *Interest on Dual Currency Notes*

In the case of Dual Currency Notes, if the rate or amount of interest falls to be determined by reference to an exchange rate, the rate or amount of interest payable shall be determined in the manner specified in the applicable Pricing Supplement.

(d) Interest on Zero Coupon Notes

Zero Coupon Notes will be offered and sold at a discount to their nominal amount and will not bear interest. When a Zero Coupon Note becomes repayable prior to its Maturity Date it will be redeemed at the Early Redemption Amount calculated in accordance with Condition 8*(e)*(iii). In the case of late payment the amount due and repayable shall be calculated in accordance with Condition 8*(j)*.

(e) Interest on Partly Paid Notes

In the case of Partly Paid Notes (other than Partly Paid Notes which are Zero Coupon Notes), interest will accrue as aforesaid on the paid-up nominal amount of such Notes and otherwise as specified in the applicable Pricing Supplement.

(f) Accrual of interest

Each Note (or, in the case of the redemption of part only of a Note, that part only of such Note) will cease to bear interest (if any) from the date for its redemption unless, upon due presentation thereof, payment of principal is improperly withheld or refused. In such event, interest will continue to accrue as provided in the Trust Deed.

(g) Interest on Undated Subordinated Notes

(i) If the Notes are specified as Undated Subordinated Notes in the applicable Pricing Supplement, interest payments (excluding Arrears of Interest (as defined below)) on the Notes shall (subject to Condition 3*(b)*) be payable on each Compulsory Interest Payment Date (as defined below) in respect of the Interest Accrual Period (as defined below) ending on the day immediately preceding such date. On any Optional Interest Payment Date (as defined below) there may (subject to Condition 3*(b)*) be paid (if the Issuer so elects and gives notice of such election to the Noteholders in accordance with sub-paragraph (ii) of this Condition 6*(g)*) the interest payable on such Optional Interest Payment Date accrued in the Interest Accrual Period ending on the day immediately preceding such date, but the Issuer shall not have any obligation to make such payment and any failure to pay shall not constitute a default by the Issuer for any purpose. Any interest in respect of the Notes not paid on an Interest Date (as defined below) together with any other interest in respect thereof not paid on any other Interest Date shall, so long as the same remains unpaid, constitute **"Arrears of Interest"**. Arrears of Interest may, at the option of the Issuer (subject to Condition 3*(b)*), be paid in whole or in part at any time upon the expiration of not less than seven days' notice to such effect given to the Trustee and to the Noteholders in accordance with Condition 15, but all Arrears of Interest on all Notes outstanding shall (subject to Condition 3*(b)*) become due in full on whichever is the earliest of (i) the date upon which a dividend is next paid on any class of share capital of the Issuer, (ii) the date set for any redemption pursuant to Condition 8, and (iii) the commencement of winding up of the Issuer.

Notwithstanding the foregoing, if notice is given by the issuer of its intention to pay the whole or part of Arrears of Interest, the Issuer shall be obliged (subject to Condition 3*(b)*) to do so upon the expiration of such notice. Where Arrears of Interest are paid in part, each part payment shall be applied in payment of the Arrears of Interest accrued due in respect of the relative Interest Date (or consecutive Interest Dates) furthest from the date of payment. Arrears of Interest shall not themselves bear interest.

(ii) The Issuer shall give not less than 30 days' notice prior to any Interest Date to the Noteholders in accordance with Condition 15:

(i) if such Interest Date will be an Optional Interest Payment Date; and

(ii) whether or not the Issuer elects to pay the interest due on such Optional Interest Payment Date.

(iii) For the purposes of these Terms and Conditions, the following expressions have the following meanings:

"Compulsory Interest Payment Date" means any Interest Date if, in the six calendar months immediately preceding such Interest Date, any dividend has been declared or paid on any class of share capital of the Issuer;

"Interest Accrual Period" means the period from (and including) the Interest Commencement Date up to (but excluding) the first Interest Date or, as the case may be, the period from (and including) one Interest Date up to (but excluding) the next Interest Date;

"Interest Date" means any date on which interest is, or (but for this paragraph *(g)*) would be, payable pursuant to this Condition; and

"Optional Interest Payment Date" means any Interest Date other than a Compulsory Interest Payment Date.

7. Payments

(a) Method of payment

Subject as provided below:

(i) payments in a Specified Currency other than euro will be made by credit or transfer to an account in the relevant Specified Currency (which, in the case of a payment in Japanese Yen to a non-resident of Japan, shall be a non-resident account) maintained by the payee with, or, at the option of the payee, by a cheque in such Specified Currency drawn on, a bank in the principal financial centre of the country of such Specified Currency (which, if the Specified Currency is Australian dollars or New Zealand dollars, shall be Sydney and Auckland, respectively); and

(ii) *payments in euro will be made by credit or transfer to a euro account (or any other account to* which euro may be credited or transferred) specified by the payee with a bank in Europe or, at the option of the payee, by a euro cheque.

Payments will be subject in all cases to any fiscal or other laws and regulations applicable thereto in the place of payment, but without prejudice to the provisions of Condition 9.

(b) Presentation of definitive Notes, Receipts and Coupons

Payments of principal in respect of definitive Notes will (subject as provided below) be made in the *manner provided in paragraph (a) above only against presentation and surrender (or, in the case of part* payment of any sum due, endorsement) of definitive Notes, and payments of interest in respect of definitive Notes will (subject as provided below) be made as aforesaid only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of Coupons, in each case at the specified office of any Paying Agent outside the United States (which expression, as used herein, means the United States of America (including the States and the District of Columbia, its territories, its possessions and other areas subject to its jurisdiction)).

Payments of instalments of principal (if any) in respect of definitive Notes, other than the final instalment, will (subject as provided below) be made in the manner provided in paragraph *(a)* above against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant Receipt in accordance with the preceding paragraph. Payment of the final instalment will be made in the manner provided in paragraph *(a)* above only against presentation and surrender (or, in the case of part payment of any sum due, endorsement) of the relevant definitive Note in accordance with the preceding paragraph. Each Receipt must be presented for payment of the relevant instalment together with the definitive Note to which it appertains. Receipts presented without the definitive Note to which they appertain do not constitute valid obligations of the Issuer. Upon the date on which any definitive Note becomes due and repayable, unmatured Receipts (if any) relating thereto (whether or not attached) shall become void and no payment shall be made in respect thereof.

Notes which comprise Fixed Rate Notes (other than Dual Currency Notes or Index Linked Notes) should be presented for payment together with all unmatured Coupons appertaining thereto (which expression shall for this purpose include Coupons falling to be issued on exchange of matured Talons), failing which the amount of any missing unmatured Coupon (or, in the case of payment not being made in full, the same proportion of the amount of such missing unmatured Coupon as the sum so paid bears to the sum due) will be deducted from the sum due for payment. Each amount of principal so deducted will be paid in the manner mentioned above against surrender of the relative missing Coupon at any time before the expiry of 10 years after the Relevant Date (as defined in Condition 9) in respect of such principal (whether or not such Coupon would otherwise have become void under Condition 10) or, if later, five years from the date on which such Coupon would otherwise have become due, but in no event thereafter.

Upon any definitive Note which comprises a Fixed Rate Note becoming due and repayable prior to its Maturity Date, all unmatured Talons (if any) appertaining thereto will become void and no further Coupons will be issued in respect thereof.

Upon the date on which any definitive Note which comprises a Floating Rate Note, Dual Currency Interest Note or Index Linked Interest Note becomes due and repayable, unmatured Coupons and Talons (if any) relating thereto (whether or not attached) shall become void and no payment or, as the case may be, exchange for further Coupons shall be made in respect thereof.

If the due date for redemption of any definitive Note is not an Interest Payment Date, interest (if any) accrued in respect of such Note from (and including) the preceding Interest Payment Date or, as the case may be, the Interest Commencement Date shall be payable only against surrender of such definitive Note.

In relation to any Undated Subordinated Note in definitive form, if any payment is to be made in respect of interest the Interest Date for which falls on or after the date on which the winding up in England of the Issuer is deemed to have commenced, such payment shall be made only against presentation of the relevant Note, and the Coupon for any such Interest Date shall be void. In addition, any Undated Subordinated Note in definitive form presented for payment after an order is made or an effective resolution is passed for the winding up in England of the Issuer must be presented together with all Coupons in respect of Arrears of Interest relating to Interest Dates falling prior to such commencement of the winding up of the Issuer, failing which there shall be withheld from any payment otherwise due to the holder of such Undated Subordinated Note such proportion thereof as the Arrears of Interest due in respect of any such missing Coupon bears to the total of the principal amount of the relevant Undated Subordinated Note, all Arrears of Interest in respect thereof and interest (other than Arrears of Interest) accrued on such Undated Subordinated Note in respect of the Interest Accrual Period current at the date of the commencement of the winding up.

(c) Payments in respect of Global Notes

Payments of principal and interest (if any) in respect of Notes represented by any Global Note will (subject as provided below) be made in the manner specified above in relation to definitive Notes and otherwise in the manner specified in the relevant Global Note against presentation or surrender, as the case may be, of such Global Note at the specified office of any Paying Agent outside the United States. A record of each payment made against presentation or surrender of any Global Note, distinguishing between any payment of principal and any payment of interest, will be made on such Global Note by the Paying Agent to which it is presented and such record shall be *prima facie* evidence that the payment in question has been made.

(d) General provisions applicable to payments

The holder of a Global Note shall be the only person entitled to receive payments in respect of Notes represented by such Global Note and the Issuer will be discharged by payment to, or to the order of, the holder of such Global Note in respect of each amount so paid. Each of the persons shown in the records of Euroclear or Clearstream, Luxembourg as the beneficial holder of a particular nominal amount of Notes represented by such Global Note must look solely to Euroclear or Clearstream, Luxembourg, as the case may be, for his share of each payment so made by the Issuer to, or to the order of, the holder of such Global Note.

Notwithstanding the provisions of this Condition, if any amount of principal and/or interest in respect of Notes is payable in U.S. dollars, such U.S. dollar payments of principal and/or interest in respect of such Notes will be made at the specified office of a Paying Agent in the United States if:

(i) the Issuer has appointed Paying Agents with specified offices outside the United States with the reasonable expectation that such Paying Agents would be able to make payment in U.S. dollars at such specified offices outside the United States of the full amount of principal and interest on such Notes in the manner provided above when due;

(ii) payment of the full amount of such principal and interest at all such specified offices outside the United States is illegal or effectively precluded by exchange controls or other similar restrictions on the full payment or receipt of principal and interest in U.S. dollars; and

(iii) such payment is then permitted under United States law without involving, in the opinion of the Issuer, adverse tax consequences to the Issuer.

(e) Payment Day

If the date for payment of any amount in respect of any Note, Receipt or Coupon is not a Payment Day, the holder thereof shall not be entitled to payment until the next following Payment Day in the relevant place and shall not be entitled to any further interest or other payment in respect of such delay. For these purposes, **"Payment Day"** means any day which (subject to Condition 10) is:

(i) a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in:

(A) the relevant place of presentation;

(B) London; and

(C) any Additional Financial Centre specified in the applicable Pricing Supplement; and

(ii) either (1) in relation to any sum payable in a Specified Currency other than euro, a day on which commercial banks and foreign exchange markets settle payments and are open for general business (including dealing in foreign exchange and foreign currency deposits) in the principal financial centre of the country of the relevant Specified Currency (if other than the place of presentation, London and any Additional Financial Centre so specified and which if the Specified Currency is Australian dollars or New Zealand dollars shall be Sydney and Auckland, respectively) or (2) in relation to any sum payable in euro, a day on which the TARGET System is open.

(f) Interpretation of principal and interest

Any reference in these Terms and Conditions to principal in respect of the Notes shall be deemed to include, as applicable:

(i) any additional amounts which may be payable with respect to principal under Condition 9 or under any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed;

(ii) the Final Redemption Amount of the Notes;

(iii) the Early Redemption Amount of the Notes;

(iv) the Optional Redemption Amount(s) (if any) of the Notes;

(v) in relation to Notes redeemable in instalments, the Instalment Amounts;

(vi) in relation to Zero Coupon Notes, the Amortised Face Amount (as defined in Condition 8*(e)*(iii)); and

(vii) any premium and any other amounts (other than interest) which may be payable by the Issuer under or in respect of the Notes.

Any reference in these Terms and Conditions to interest in respect of the Notes shall be deemed to include, as applicable, any additional amounts which may be payable with respect to interest under Condition 9 or under any undertakings given in addition thereto or in substitution therefor pursuant to the Trust Deed.

8. Redemption and Purchase

(a) Redemption at maturity

If this Note is a Senior Note or a Dated Subordinated Note, it will, unless previously redeemed or purchased and cancelled as specified below, be redeemed by the Issuer at its Final Redemption Amount specified in, or determined in the manner specified in, the applicable Pricing Supplement in the relevant Specified Currency on the Maturity Date. If this Note is an Undated Subordinated Note, it has no final maturity date and is only redeemable in accordance with the following provisions of this Condition 8 or Condition 11*(c)*.

(b) Redemption for tax reasons

The Notes may be redeemed at the option of the Issuer (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent (as defined below) and to Condition 3) in whole, but not in part, at any time (if this Note is neither a Floating Rate Note nor an Index Linked Interest Note) or on any Interest Payment Date (if this Note is either a Floating Rate Note or an Index Linked Interest Note) on giving not less than 30 nor more than 60 days' notice to the Trustee and the Agent and, in accordance with Condition 15, the Noteholders (which notice shall be irrevocable), if the Issuer satisfies the Trustee immediately before the giving of the notice referred to above that either:

(i) on the occasion of the next payment due in respect of the Notes, the Issuer would be required to pay additional amounts as provided in Condition 9; or

(ii) (in the case of Undated Subordinated Notes only) on the next Interest Date, the payment of interest in respect of the Notes would be treated as a **"distribution"** within the meaning of the Taxes Acts for the time being of the United Kingdom.

Notes redeemed pursuant to this Condition 8*(b)* will be redeemed at their Early Redemption Amount referred to in paragraph *(e)* below together (if appropriate) with interest accrued to (but excluding) the date of redemption.

For the purposes of these Terms and Conditions **"Relevant Supervisory Consent"** means the consent to the relevant redemption, payment, repayment or purchase, as the case may be, of the Financial Services Authority (so long as the Issuer is required by the Financial Services Authority to obtain such consent).

(c) Redemption at the option of the Issuer (Issuer Call)

If Issuer Call is specified in the applicable Pricing Supplement, the Issuer may, having given:

(i) not less than 15 nor more than 30 days' notice to the Noteholders in accordance with Condition 15; and

(ii) not less than 15 days before the giving of the notice referred to in (i), notice to the Trustee and the Agent,

(which notices shall be irrevocable and shall specify the date fixed for redemption) (subject, if this Note is a Subordinated Note, to obtaining Relevant Supervisory Consent and to Condition 3), redeem all or some only of the Notes then outstanding on any Optional Redemption Date and at the Optional Redemption Amount(s) specified in, or determined in the manner specified in, the applicable Pricing Supplement together, if appropriate, with interest accrued to (but excluding) the relevant Optional Redemption Date. Any such redemption must be of a nominal amount not less than the Minimum Redemption Amount or not more than a Maximum Redemption Amount, in each case as may be specified in the applicable Pricing Supplement. In the case of a partial redemption of Notes, the Notes to be redeemed (**"Redeemed Notes"**) will be selected individually by lot, in the case of Redeemed Notes comprising definitive Notes, and in accordance with the rules of Euroclear and/or Clearstream, Luxembourg, in the case of Redeemed Notes represented by a Global Note, not more than 30 days prior to the date fixed for redemption (such date of selection being hereinafter called the **"Selection Date"**). In the case of Redeemed Notes comprising definitive Notes, a list of the serial numbers of such Redeemed Notes will be published in accordance with Condition 15 not less than 15 days prior to the date fixed for redemption. The aggregate nominal amount of Redeemed Notes comprising definitive Notes or represented by a Global Note shall in each case bear the same proportion to the aggregate nominal amount of all Redeemed Notes as the aggregate nominal amount of definitive Notes outstanding and Notes outstanding represented by such Global Note, respectively, bears to the aggregate nominal amount of the Notes outstanding, in each case on the Selection Date, provided that, if necessary, appropriate adjustments shall be made to such nominal amounts to ensure that each represents an integral multiple of the lowest Specified Denomination. No exchange of the relevant Global Note will be permitted during the period from (and including) the Selection Date to (and including) the date fixed for redemption pursuant to this paragraph *(c)* and notice to that effect shall be given by the Issuer to the Noteholders in accordance with Condition 15 at least five days prior to the Selection Date.

(d) Redemption at the option of the Noteholders other than holders of Subordinated Notes (Investor Put)

If Investor Put is specified in the applicable Pricing Supplement, upon the holder of this Note giving to the Issuer in accordance with Condition 15 not less than 15 nor more than 30 days' notice (which notice shall be irrevocable) the Issuer will, upon the expiry of such notice, redeem, subject to, and in accordance with, the terms specified in the applicable Pricing Supplement, in whole but not, in part, such Note on the Optional Redemption Date and at the Optional Redemption Amount together, if appropriate, with interest accrued to (but excluding) the Optional Redemption Date.

If this Note is a definitive Note and is held outside Euroclear and Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must deliver, at the specified office of any Paying Agent at any time during the normal business hours of such Paying Agent falling within the notice period, a duly completed and signed notice of exercise in the form (for the time being current)

obtainable from any specified office of any Paying Agent (a **"Put Notice"**) and in which the holder must specify a bank account (or, if payment is required to be made by cheque, an address) to which payment is to be made under this Condition accompanied by this Note or evidence satisfactory to the Paying Agent concerned that this Note will, following delivery of the Put Notice, be held to its order or under its control. If this Note is represented by a Global Note or is in definitive form and is held through Euroclear or Clearstream, Luxembourg, to exercise the right to require redemption of this Note the holder of this Note must, within the notice period, give notice to the Agent of such exercise in accordance with the standard procedures of Euroclear and Clearstream, Luxembourg (which may include notice being given on his instruction by Euroclear or Clearstream, Luxembourg or any common depositary for them to the Agent by electronic means) in a form acceptable to Euroclear and Clearstream, Luxembourg from time to time and, if this Note is represented by a Global Note, at the same time present or procure the presentation of the relevant Global Note to the Agent for notation accordingly.

(e) Early Redemption Amounts

For the purpose of paragraph *(b)* above and Condition 11, each Note will be redeemed at its Early Redemption Amount calculated as follows:

(i) in the case of a Note with a Final Redemption Amount equal to the Issue Price, at the Final Redemption Amount thereof;

(ii) in the case of a Note (other than a Zero Coupon Note but including an Instalment Note and a Partly Paid Note) with a Final Redemption Amount which is or may be less or greater than the Issue Price or which is payable in a Specified Currency other than that in which the Notes are denominated, at the amount specified in, or determined in the manner specified in, the applicable Pricing Supplement or, if no such amount or manner is so specified in the applicable Pricing Supplement, at its nominal amount; or

(iii) in the case of a Zero Coupon Note, at an amount (the **"Amortised Face Amount"**) calculated in accordance within the following formula:

Early Redemption Amount = $RP \times (1 + AY)^{Y}$

where:

"RP" means the Reference Price;

"AY" means the Accrual Yield expressed as a decimal; and

"y" is a fraction the numerator of which is equal to the number of days (calculated on the basis of a 360-day year consisting of 12 months of 30 days each) from (and including) the Issue Date of the first Tranche of the Notes to (but excluding) the date fixed for redemption or (as the case may be) the date upon which such Note becomes due and repayable and the denominator of which is 360,

or on such other calculation basis as may be specified in the applicable Pricing Supplement.

(f) Instalments

Instalment Notes will be redeemed in the Instalment Amounts and on the Instalment Dates. In the case of early redemption, the Early Redemption Amount will be determined pursuant to paragraph *(e)* above.

(g) Partly Paid Notes

Partly Paid Notes will be redeemed, whether at maturity, early redemption or otherwise, in accordance with the provisions of this Condition and the applicable Pricing Supplement.

(h) Purchases

The Issuer or any Subsidiary of the Issuer may at any time purchase Notes (provided that all unmatured Receipts, Coupons and Talons appertaining thereto are purchased therewith) at any price in the open market or otherwise provided that, in the case of Subordinated Notes, prior Relevant Supervisory Consent shall have been obtained unless such purchase is made otherwise than as beneficial owner. Such Notes may be held, reissued, resold or surrendered to any Paying Agent for cancellation.

(i) Cancellation

All Notes which are redeemed will forthwith be cancelled (together with all unmatured Receipts, Coupons and Talons attached thereto or surrendered therewith at the time of redemption). All Notes so cancelled and Notes purchased for cancellation pursuant to paragraph *(h)* above (together with all relative unmatured Receipts, Coupons and Talons) shall be cancelled by the relevant Paying Agent to whom they are surrendered and cannot be reissued or resold.

(j) Late payment on Zero Coupon Notes

If the amount payable in respect of any Zero Coupon Note upon redemption of such Zero Coupon Note pursuant to paragraph *(a)*, *(b)*, *(c)* or *(d)* above or upon its becoming due and repayable as provided in Condition 11 is improperly withheld or refused, the amount due and repayable in respect of such Zero Coupon Note shall be the amount calculated as provided in paragraph *(e)*(iii) above as though the references therein to the date fixed for the redemption or the date upon which such Zero Coupon Note becomes due and repayable were replaced by references to the date which is the earlier of:

(i) the date on which all amounts due in respect of such Zero Coupon Note have been paid; and

(ii) the date on which the full amount of the moneys payable in respect of such Zero Coupon Note has been received by the Agent or the Trustee and notice to that effect has been given to the Noteholders in accordance with Condition 15.

9. Taxation

All payments of principal and interest (if any) in respect of the Notes, Receipts and Coupons by or on behalf of the Issuer will be made without withholding or deduction for or on account of any present or future taxes, duties, assessments or governmental charges of whatever nature imposed or levied by or on behalf of the United Kingdom or any authority therein or thereof having power to tax, unless the withholding or deduction of such taxes, duties, assessments or governmental charges is required by law. In that event, the Issuer will pay such additional amounts as shall be necessary in order that the net amounts received by the relevant Noteholders, Receiptholders and Couponholders of the Notes, Receipts or Coupons after such withholding or deduction shall equal the respective amounts of principal and interest (if any) which would otherwise have been receivable had no such withholding or deduction been required; except that no such additional amounts shall be payable in respect of any Note, Receipt or Coupon:

(i) presented for payment by or on behalf of a holder who (a) would be able to avoid such withholding or deduction by satisfying any statutory requirements or by making a declaration of non-residence or any other claim for exemption to the relevant tax authority (but fails to do so); or (b) is liable to such taxes, duties, assessments or governmental charges in respect of such Note, Receipt or Coupon by reason of his having some connection with the United Kingdom other than the mere holding of such Note, Receipt or Coupon; or

(ii) presented for payment more than 30 days after the Relevant Date except to the extent that the holder thereof would have been entitled to such additional amounts on presenting the same for payment on the expiry of such period of 30 days; or

(iii) presented for payment in the United Kingdom; or

(iv) where such withholding or deduction is imposed on a payment to an individual and is required to be made pursuant to any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introducing in order to conform to, such Directive; or

(v) presented for payment by or on behalf of a holder who would have been able to avoid such withholding or deduction by presenting the relevant Note, Receipt or Coupon to another Paying Agent in a Member State of the European Union.

As used herein, the **"Relevant Date"** means the date on which the relevant payment first becomes due and payable or, if the full amount of the money payable has not been duly received by the Agent or the Trustee on or prior to such due date, the date on which, the full amount of such money having been so received, notice to that effect shall have been duly given to the Noteholders in accordance with Condition 15.

10. Prescription

The Notes, Receipts and Coupons will become void unless presented for payment within a period of 10 years (in the case of principal) and five years (in the case of interest) after the Relevant Date (as defined in Condition 9) therefor.

There shall not be included in any Coupon sheet issued on exchange of a Talon any Coupon the claim for payment in respect of which would be void pursuant to this Condition or Condition 7*(b)* or any Talon which would be void pursuant to Condition 7*(b)*.

11. Events of Default and Enforcement

(a) *Events of Default and Enforcement relating only to Senior Notes*

(1) This Condition 11*(a)* shall apply only to Senior Notes.

(2) The Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject to being indemnified to its satisfaction), (but, in the case of the happening of any of the events mentioned in sub-paragraphs (ii), (iii), (iv), (v)(a) and (vi) below, only if the Trustee shall have certified in writing to the Issuer that such event is, in its opinion, materially prejudicial to the interests of the Noteholders) give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount, together with accrued interest (if any) as provided in the Trust Deed, if any of the following events (**"Events of Default"**) shall have occurred and be continuing:

(i) if default is made for a period of 14 days or more in the payment of any principal or interest due on the Notes or any of them; or

(ii) if the Issuer fails to perform or observe any of its other obligations under the Notes or the Trust Deed and (except where the Trustee considers such failure to be incapable of remedy, when no such notice or continuation as is hereinafter referred to will be required) such failure continues for the period of 30 days (or such longer period as the Trustee may permit) next following the service by the Trustee on the Issuer of notice requiring the same to be remedied; or

(iii) if any indebtedness for moneys borrowed (as defined in the Trust Deed) (which indebtedness has an outstanding aggregate principal amount of at least the Specified Amount) of the Issuer or any Material Subsidiary (as defined below) is not paid on its due date (or by the expiry of any applicable grace period as originally provided) or becomes due and payable prior to its stated maturity by reason of default or if any guarantee of or indemnity in respect of any payment in respect of indebtedness for moneys borrowed of any third party given by the Issuer or any Material Subsidiary is not honoured when due and called upon (except where the aggregate liability under any such guarantee or indemnity does not equal or exceed the Specified Amount); or

(iv) if an administrative or other receiver or an administrator or other similar official is appointed in relation to the Issuer or any Material Subsidiary or in relation to the whole or a material part of the assets of any of them or if an encumbrancer takes possession of the whole or any material part of the assets of the Issuer, or a Material Subsidiary or a distress or execution is levied or enforced upon or sued out against the whole or any material part of the assets of the Issuer or a Material Subsidiary and, in any such case, is not discharged within 30 days; or

(v) if:

(a) the Issuer stops payment to its creditors generally or ceases to carry on the whole or substantially the whole of its business; or

(b) an order is made or an effective resolution is passed for the winding up or dissolution of the Issuer; or

(vi) if, except for the purposes of a reconstruction or amalgamation the terms of which have previously been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders or for the purposes of a solvent winding up where the assets of a Material Subsidiary attributable directly or indirectly to the Issuer are distributed to any one or more of the Issuer and the Subsidiaries of the Issuer:

(a) a Material Subsidiary stops payment to its creditors generally or ceases to carry on the whole or substantially the whole of its business; or

(b) an order is made or an effective resolution is passed for the winding up or dissolution of any Material Subsidiary.

For the purposes of this Condition 11*(a)*(2):

(i) a **"Material Subsidiary"** shall mean a Subsidiary of the Issuer *inter alia*:

(a) whose total assets (consolidated in the case of a Subsidiary of the Issuer which itself has Subsidiaries) attributable directly or indirectly to the Issuer represent not less than 10 per cent. of the consolidated total assets of the Issuer and its Subsidiaries attributable directly or indirectly to the Issuer, all as calculated by reference to the then latest audited accounts (consolidated or, as the case may be, unconsolidated) of such Subsidiary and the then latest audited consolidated accounts of the Issuer and its Subsidiaries; or

(b) to which is transferred the whole or substantially the whole of the assets of a Subsidiary of the Issuer which immediately prior to such transfer is a Material Subsidiary,

all as more particularly defined in the Trust Deed and so that a report by the Auditors (as defined in the Trust Deed) of the Issuer that in their opinion a Subsidiary is or is not or was or was not at any particular time a Material Subsidiary shall, in the absence of manifest error, be conclusive and binding on all parties; and

(ii) **"Specified Amount"** shall mean:

(a) £25,000,000 or its equivalent in any other currency or currencies or, if greater (b) such amount in sterling as is equal to one per cent. of the aggregate of (1) the nominal amount of the share capital of the Issuer for the time being issued and paid up or credited as paid up and (2) the amounts standing to the credit of the reserves (including any share premium account and profit and loss account) of the Issuer and its Subsidiaries, all as shown in the latest audited consolidated balance sheet of the Issuer and its Subsidiaries prepared in accordance with generally accepted accounting principles in the United Kingdom less (3) any amounts, determined in accordance with generally accepted accounting principles in the United Kingdom, representing distribution of cash or tangible assets declared, recommended or made by the Issuer or any of its Subsidiaries (other than any distribution attributable to the Issuer or another Subsidiary of the Issuer) out of profits accrued prior to the date of, and not provided for in, the latest audited consolidated balance sheet of the Issuer and its Subsidiaries and less (4) any amounts shown in such latest audited consolidated balance sheet (y) attributable to intangible assets and (z) of any debit on profit and loss account.

A certificate of the Auditors of the Issuer as to the Specified Amount shall, in the absence of manifest error, be conclusive and binding on all parties.

(3) At any time after the Notes or any of them shall have become due and repayable and have not been repaid, the Trustee may, at its discretion and without further notice, institute such proceedings against the Issuer as it may think fit to enforce repayment thereof together with accrued interest and to enforce the provisions of the Trust Deed, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding; and (b) it shall have been indemnified to its satisfaction. No Noteholder, Receiptholder or Couponholder shall be entitled to proceed against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing.

(b) Events of Default and Enforcement relating only to Dated Subordinated Notes.

(1) This Condition 11*(b)* shall apply only to Dated Subordinated Notes.

(2) (i) If any of the following events (**"Events of Default"**) shall have occurred and be continuing:

(a) a default is made for a period of 14 days or more in the payment of any principal or interest in respect of the Notes or any of them; or

(b) the winding up of the Issuer is commenced (other than a winding up which has been approved in writing by the Trustee or by an Extraordinary Resolution of the Noteholders),

the Trustee at its discretion may, and if so requested in writing by the holders of at least one-quarter in nominal amount of the Notes then outstanding or if so directed by an Extraordinary Resolution of the Noteholders shall (subject to being indemnified to its satisfaction), give notice to the Issuer that the Notes are, and they shall accordingly thereby become, immediately due and repayable at their Early Redemption Amount together with accrued interest as provided in the Trust Deed. The Trustee may, following such notice, and in order to enforce the obligations of the Issuer under the Trust Deed, the Notes, the Receipts or the Coupons, at its discretion and without further notice, institute proceedings in England (but not elsewhere) for the winding up of the Issuer provided that no repayment of principal in respect of the Notes will be made by the Issuer pursuant to this paragraph (i), nor will the Trustee accept the same, otherwise than during or after the winding up of the Issuer, save with Relevant Supervisory Consent.

(c) Events of Default and Enforcement relating only to Undated Subordinated Notes

(1) This Condition 11*(c)* shall apply only to Undated Subordinated Notes.

(2) If the Issuer shall not make any payment of principal in respect of the Notes for a period of 14 days or more after the due date for the same or shall not make any payment of interest for a period of 14 days or more after a Compulsory Interest Payment Date or any other date upon which the payment of interest is compulsory, the Trustee may institute proceedings in England (but not elsewhere) for the winding up of the Issuer and prove in such winding up.

(d) Provisions relating to all Subordinated Notes

(1) No Noteholder, Receiptholder or Couponholder shall be entitled to proceed directly against the Issuer unless the Trustee, having become bound so to proceed, fails to do so within a reasonable time and such failure is continuing, in which case the Noteholder, Receiptholder or Couponholder shall have only such rights against the Issuer as those which the Trustee is entitled to exercise. No Noteholder, Receiptholder or Couponholder shall be entitled to institute proceedings for the winding up of the Issuer or to prove in any winding up of the Issuer, unless the Trustee, having become bound to proceed against the Issuer as aforesaid, fails to do so within a reasonable time and such failure is continuing, or, being able to prove in any winding up of the Issuer, fails to do so within a reasonable time and such failure is continuing, in which event any such holder may, on giving an indemnity satisfactory to the Trustee, in the name of the Trustee (but not otherwise), himself institute proceedings for the winding up in England (but not elsewhere) of the Issuer and/or prove in any winding up of the Issuer to the same extent (but not further or otherwise) that the Trustee would have been entitled so to do in respect of the Notes, Receipts and Coupons held by him.

No remedy against the Issuer, other than the institution of proceedings for the winding up in England of the Issuer or the proving in the winding up of the Issuer, shall be available to the Trustee or the Noteholders, Receiptholders or Couponholders for the recovery of amounts owing in respect of the Notes, Receipts or Coupons or under the Trust Deed (other than amounts owing in respect of the Trustee's remuneration, costs, expenses and sums due to the Trustee personally).

(2) The Trustee may at its discretion institute proceedings for the winding up of the Issuer in England to enforce the obligations of the Issuer under the Trust Deed and the Notes, Receipts and Coupons, but it shall not be bound to institute any such proceedings unless (a) it shall have been so directed by an Extraordinary Resolution of the Noteholders or so requested in writing by the holders of at least one-quarter of the nominal amount of the Notes then outstanding and (b) it shall have been indemnified to its satisfaction.

12. Replacement of Notes, Receipts, Coupons and Talons

Should any Note, Receipt, Coupon or Talon be lost, stolen, mutilated, defaced or destroyed, it may be replaced at the specified office of the Agent, or any other place approved by the Trustee of which notice shall have been published in accordance with Condition 15, upon payment by the claimant of such costs

and expenses as may be incurred in connection therewith and on such terms as to evidence, indemnity and security as the Issuer may reasonably require. Mutilated or defaced Notes, Receipts, Coupons or Talons must be surrendered before replacements will be issued.

13. Paying Agents

The names of the initial Paying Agents and their initial specified offices are set out below.

The Issuer is entitled, with the prior written consent of the Trustee, to vary or terminate the appointment of any Paying Agent and/or appoint additional or other Paying Agents and/or approve any change in the specified office through which any Paying Agent acts, provided that:

(i) there will at all times be an Agent;

(ii) so long as the Notes are listed on any stock exchange or admitted to listing by any other relevant authority, there will at all times be a Paying Agent with a specified office in such place as may be required by the rules and regulations of the relevant stock exchange or any other relevant authority;

(iii) there will at all times be a Paying Agent with a specified office in a city approved in writing by the Trustee in continental Europe; and

(iv) if any European Union Directive on the taxation of savings implementing the conclusions of the ECOFIN Council meeting of 26th-27th November, 2000 or any law implementing or complying with, or introduced in order to conform to such Directive is introduced, the Issuer will, save where it may from time to time be otherwise agreed with the Trustee that it is unduly onerous or not current market practice at the relevant time to do so, ensure that it maintains a Paying Agent in a Member State of the European Union that will not be obliged to withhold or deduct tax pursuant to any such Directive or law, save to the extent that such requirement is not met by virtue of paragraph (iii) above.

In addition, the Issuer shall forthwith appoint a Paying Agent having a specified office in New York City in the circumstances described in the second paragraph of Condition 7*(d)*. Any variation, termination, appointment or change shall only take effect (other than in the case of insolvency, when it shall be of immediate effect) after not less than 30 nor more than 45 days' prior notice thereof shall have been given to the Noteholders in accordance with Condition 15.

In acting under the Agency Agreement, the Paying Agents act solely as paying agents of the Issuer and, in certain circumstances specified therein, of the Trustee and do not assume any obligation to, or relationship of agency or trust with, any Noteholders, Receiptholders or Couponholders. The Agency Agreement contains provisions permitting any entity into which any Agent is merged or converted or with which it is consolidated or to which it transfers all or substantially all of its assets to become the successor agent.

14. Exchange of Talons

On and after the Interest Payment Date on which the final Coupon comprised in any Coupon sheet matures, the Talon (if any) forming part of such Coupon sheet may be surrendered at the specified office of the Agent or any other Paying Agent in exchange for a further Coupon sheet including (if such further Coupon sheet does not include Coupons to (and including) the final date for the payment of interest due in respect of the Note to which it appertains) a further Talon, subject to the provisions of Condition 10.

15. Notices

All notices to Noteholders will be valid if published in a leading English language daily newspaper of general circulation in London approved by the Trustee. It is expected that such publication will be made in the *Financial Times*. The Issuer shall also ensure that notices are duly published in a manner which complies with the rules and regulations of any stock exchange or other relevant authority on which the Notes are for the time being listed or by which they have been admitted to listing. Any such notice will be deemed to have been given on the date of the first publication or, if required to be published in more than one newspaper, on the date of the first publication in all the required newspapers.

If publication as provided above is not practicable, notice will be given in such other manner, and will be deemed to have been given on such date, as the Trustee shall approve.

Until such time as any Notes are issued in definitive form, there may, so long as any Global Notes representing the Notes are held in their entirety on behalf of Euroclear and/or Clearstream, Luxembourg, be substituted for such publication in such newspaper(s) the delivery of the relevant notice to Euroclear and/or Clearstream, Luxembourg for communication by them to the Noteholders and, in addition, for so long as any Notes are listed on a stock exchange or are admitted to listing by another relevant authority and the rules of that stock exchange or other relevant authority so require, such notice will be published in a daily newspaper of general circulation in the place or places required by the rules of that stock exchange or other relevant authority. Any such notice shall be deemed to have been given to the Noteholders on the seventh day after the day on which the said notice was given to Euroclear and/or Clearstream, Luxembourg.

Notices to be given by any Noteholder shall be in writing and given by lodging the same, together (in the case of any Note comprising a definitive Note) with the relative Note or Notes, with any Paying Agent. Whilst any of the Notes is represented by a Global Note, such notice may be given by any holder of a Note to the Agent through Euroclear and/or Clearstream, Luxembourg, as the case may be, in such manner as the Agent and Euroclear and/or Clearstream, Luxembourg, as the case may be, may approve for this purpose.

16. Meetings of Noteholders, Modification, Authorisation, Waiver and Determination

The Trust Deed contains provisions for convening meetings of the Noteholders to consider any matter affecting their interests, including the sanctioning by Extraordinary Resolution of a modification or abrogation of any of the provisions of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed. The quorum at any such meeting for passing an Extraordinary Resolution will be two or more persons holding or representing a clear majority in nominal amount of the Notes for the time being outstanding, or at any adjourned meeting two or more persons being or representing Noteholders whatever the nominal amount of the Notes so held or represented, except that at any meeting the business of which includes the modification or abrogation of certain provisions of these Terms and Conditions, the Notes, the Receipts, the Coupons or the Trust Deed, the quorum will be two or more persons holding or representing not less than two-thirds, or at any adjourned such meeting not less than one-third, in nominal amount of the Notes for the time being outstanding. An Extraordinary Resolution passed at any meeting of the Noteholders shall be binding on all the Noteholders, whether or not they are present at the meeting, and on all Receiptholders and Couponholders.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to any modification (subject to certain exceptions) of, or to the waiver or authorisation of any breach or proposed breach of, any of these Terms and Conditions or any of the provisions of the Trust Deed which is not, in the opinion of the Trustee, materially prejudicial to the interests of the Noteholders or to any modification which is, in the opinion of the Trustee, of a formal, minor or technical nature or is made to correct a manifest error.

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, at any time and from time to time with the Issuer to any modification of these Terms and Conditions or any of the provisions of the Trust Deed to conform them to conventions then applicable to instruments denominated in euro.

Any such modification, waiver or authorisation shall be binding on the Noteholders, Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Noteholders as soon as practicable thereafter in accordance with Condition 15.

In connection with the exercise by it of any of its trusts, powers, authorities and discretions (including, without limitation, any modification, waiver, authorisation, determination or substitution), the Trustee shall have regard to the interests of the Noteholders as a class and, in particular but without limitation, shall not have regard to the consequences of the exercise of its trusts, powers, authorities and discretions for individual Noteholders or Couponholders resulting from their being for any purpose domiciled or resident in, or otherwise connected with, or subject to the jurisdiction of, any particular territory and the Trustee shall not be entitled to require, nor shall any Noteholder, Receiptholder or Couponholder be entitled to claim, from the Issuer or any other person, any indemnification or payment in respect of any tax consequence of any such exercise upon individual Noteholders, Receiptholders or Couponholders except to the extent already provided for in Condition 9 and/or any undertaking given in addition to, or in substitution for, Condition 9 pursuant to the Trust Deed.

17. Indemnification of the Trustee

The Trust Deed contains provisions for the indemnification of the Trustee and for its relief from responsibility, including provisions relieving it from taking proceedings to enforce repayment unless indemnified to its satisfaction.

18. Further Issues

The Issuer shall be at liberty from time to time without the consent of the Noteholders, the Receiptholders or the Couponholders to create and issue further notes ranking *pari passu* in all respects (or in all respects save for the first payment of interest thereon) and so that the same shall be consolidated and form a single Series with the outstanding Notes. The Trust Deed contains provisions for convening a single meeting of the Noteholders and the holders of notes of other Series in certain circumstances where the Trustee so decides.

19. Substitution

(A) *Substitution of Principal Debtor*

The Trustee may agree, without the consent of the Noteholders, Receiptholders or Couponholders, to the substitution in place of the Issuer (or of any previous substitute under this paragraph) as the principal debtor under the Notes, the Receipts, the Coupons and the Trust Deed (in the case of Subordinated Notes, on the basis equivalent to that on which the Notes are subordinated immediately prior to the substitution) of either (i) its Successor in Business, (ii) its holding company or (iii) any Subsidiary of the Issuer or its Successor in Business or holding company, subject to (a) except where the Successor in Business or holding company of the Issuer is the new principal debtor, the Notes being unconditionally and irrevocably guaranteed (in the case of Subordinated Notes, on a basis equivalent to that on which the Notes are subordinated immediately prior to the substitution) by the Issuer or, as the case may be, its Successor in Business or holding company, (b) the Trustee being satisfied that the interests of the Noteholders will not be materially prejudiced by the substitution and (c) certain other conditions set out in the Trust Deed being complied with.

(B) *Effect of substitution*

Any such substitution shall be binding on the Noteholders, the Receiptholders and the Couponholders and, unless the Trustee agrees otherwise, shall be notified to the Noteholders by the Issuer as soon as practicable thereafter.

20. Third Party Rights

No rights are conferred on any person under the Contracts (Rights of Third Parties) Act 1999 to enforce any term of the Notes, but this does not affect any right or remedy of any person which exists or is available apart from that Act.

21. Governing Law

The Trust Deed, the Notes, the Receipts and the Coupons are governed by, and shall be construed in accordance with, English law.

USE OF PROCEEDS

The net proceeds from each issue of Notes will be applied by the Issuer for the general purposes of the business of the Issuer and its Subsidiaries.

THE ALLIANCE & LEICESTER GROUP

Alliance & Leicester plc (**"A&L"**) is the holding and principal operating company of the Alliance & Leicester Group (the **"Group"**).

A&L is an authorised bank, listed on the London Stock Exchange. A&L, which is supervised by the Financial Services Authority, is a public limited company, with its issued share capital owned by retail and institutional investors.

The principal activities of the Group are the provision of a comprehensive range of personal financial services in addition to a wide range of banking and financial services to business and public sector customers.

The Group's business comprises a retail division providing personal savings and residential mortgage lending, current accounts, credit and debit cards and unsecured personal finance and a wholesale division providing a range of banking services to small businesses and commercial customers, including cash and cheque handling and the processing of debit and credit card and bill payment transactions and asset finance. These divisions are supported by business units responsible for operations, distribution, shared services (finance, IT, personnel, communications, legal) and marketing.

The Group's treasury function has the following responsibilities within the Group:

- maintaining and managing the Group's liquidity
- providing the Group with funding from, and access to, the money and capital markets
- managing the Group's interest rate and currency exposures
- providing a treasury service to other companies in, and customers of, the Group
- managing the Group's subordinated debt
- developing a sustainable profit contribution.

CAPITALISATION AND INDEBTEDNESS OF THE ISSUER

The following table sets out, on an audited consolidated basis, the Issuer's share capital and reserves, dated loan capital and other borrowings as at 31st December, 2002.

	£m
Share capital and reserves	
Authorised: 776 million ordinary shares of 50p each	388.0
Called up share capital	242.0
Profit and loss account	1,387.8
Share premium account	38.5
Capital redemption reserve	51.5
Total	1,719.8
Dated loan capital	
£200,000,000 8.75 per cent. Subordinated Notes due 2006[1]	200.0
£75,000,000 9.75 per cent. Subordinated Notes due 2008[1]	75.0
U.S.$300,000,000 Subordinated Floating Rate Notes due 2010[1]	188.7
£150,000,000 5.875 per cent. Subordinated Notes due 2031[1]	150.0
Total[2]	613.7
Other Borrowings	
Debt securities in issue[6]	12,103.8
Total Capitalisation and Indebtedness	**14,437.3**

Notes:

(1) None of the issues of Subordinated Notes is guaranteed or secured. The interest rate liabilities of 8.75 per cent. on the £200 million Notes due 2006, of 9.75 per cent. on the £75 million Notes due 2008 and of 5.875 per cent. on the £150 million Notes due 2031 have each been swapped into floating rate, with rates of up to 1.25 per cent. above six-month Sterling LIBOR. The U.S.$300 million Notes due 2010 have been swapped on an unsubordinated basis into Sterling.

(2) After allowing for unamortised issue costs, the total balance as at 31st December, 2002 of the Dated loan capital was £609.9 million.

(3) The number of issued ordinary shares of 50p each as at 31st December, 2002 was 484,049,329 (fully paid) with a share capital of £242,024,665. The number of issued ordinary shares of 50p each as at 25th April, 2003 was 485,663,276 (fully paid) with a share capital of £242,831,638. There has been no change to the authorised share capital since 31st December, 2002.

(4) As at 31st December, 2002 the Issuer had contingent liabilities consisting of guarantees of £180.8 million.

(5) As at 31st December, 2002 the Issuer had commitments of £564.5 million.

(6) £200.0 million of the £12,103.8 million debt securities in issue were guaranteed. None of the debt securities in issue were secured.

(7) Debt securities in issue as at 31st March, 2003 were £13,708.1 million of which £200.0 million were guaranteed. None of the debt securities in issue as at 31st March, 2003 were secured.

Share Buyback Programme

The Group commenced its share buyback programme in June 1999, and during the year to 31st December, 2002 repurchased a total of 22.7 million shares, representing approximately 4.7 per cent. of the capital base as at 31st December, 2002, at a total cost of £188 million.

DIRECTORS OF THE ISSUER

The directors of Alliance & Leicester plc are:

	Principal outside directorships
John Windeler – *Chairman*	BMS Associates Limited (non-executive) RM plc (non-executive)
Peter Barton – *Deputy Chairman*	British Institute of International and Comparative Law (non-executive) Foreign & Colonial US Smaller Companies plc (non-executive) Howard de Walden Estates Limited (non-executive and chairman) The Guinness Housing Association Limited (non-executive) The Wycombe Friendship Housing Association Limited (non-executive) Guinness Trust (non-executive and trustee)
Michael Allen	Fiske plc (non-executive) Safeway Plc (non-executive)
Richard Banks – *Wholesale Banking Director*	Leas Country Park Management Ltd (non-executive)
David Bennett – *Group Finance Director*	The Family Haven Limited (non-executive)
The Honourable David Brougham	Hampden Holdings Ltd (non-executive)
Frances Cairncross	Economic & Social Research Council (non-executive) Foundation for Science & Technology (non-executive)
Michael McTighe	London Metals Exchange Holdings Limited (non-executive) Pace Micro Technology plc (non-executive) Red M Communications Limited (non-executive) Enition SA (non-executive) Via Net. Works, Inc (non-executive)
Richard Pym – *Group Chief Executive*	Selfridges plc (non-executive)
Chris Rhodes – *Operations Director*	
Jonathan Watts	Colt Telecom Ireland Ltd (executive)

The business address of the above directors is Carlton Park, Narborough, Leicester LE19 0AL.

UNITED KINGDOM TAXATION

The following applies only to persons who are the beneficial owners of Notes and is a summary of the Issuer's understanding of current law and practice in the United Kingdom relating to certain aspects of United Kingdom taxation. Some aspects do not apply to certain classes of person (such as dealers and persons connected with the Issuer) to whom special rules may apply. Prospective Noteholders who may be subject to tax in a jurisdiction other than the United Kingdom or who may be unsure as to their tax position should seek their own professional advice.

1. (a) Interest payable on Notes which have a maturity of less than one year and are not part of a borrowing which is intended to have a total term of one year or more, can be paid without withholding or deduction for or on account of United Kingdom tax.

(b) The Issuer, provided that it continues to be a bank within the meaning of section 840A of the Income and Corporation Taxes Act 1988 (the **"Act"**), and provided that the interest (if any) on the Notes is paid in the ordinary course of its business within the meaning of section 349 of the Act, will be entitled to make payments of interest on such Notes without withholding or deduction for or on account of United Kingdom income tax. In accordance with the published practice of the United Kingdom Inland Revenue, such payments will be accepted as being made by the Issuer in the ordinary course of its business unless either:

(i) the borrowing conforms to any of the definitions of tier 1,2 or 3 capital adopted by the Bank of England as may be the case with Subordinated Notes whether or not it actually counts towards tier 1, 2 or 3 capital for regulatory purposes; or

(ii) the characteristics of the transaction giving rise to the interest are primarily attributable to an intention to avoid United Kingdom tax.

(c) United Kingdom withholding tax (including such withholding or deduction for or on account of tax by issuers, paying agents and collecting agents) was abolished in relation to interest payments made (or, in the case of collecting agents, received) on or after 1st April, 2001 in respect of securities listed on a "recognised stock exchange", as defined in section 841 of the Act. The London Stock Exchange is a recognised stock exchange. Under an Inland Revenue published practice, securities will be treated as listed on the London Stock Exchange if they are admitted to the Official List by the United Kingdom Listing Authority and admitted to trading by the London Stock Exchange. Provided, therefore, that the Notes remain so listed, interest on the Notes will be payable without withholding or deduction on account of United Kingdom tax.

(d) Interest on the Notes may also be paid without withholding or deduction for or on account of United Kingdom tax where interest on the Notes is paid to a person who belongs in the United Kingdom and, at the time the payment is made, the Issuer reasonably believes (and any person by or through whom interest on the Notes is paid reasonably believes) that either:

(i) the beneficial owner of the interest is within the charge to United Kingdom corporation tax as regards the interest; or

(ii) the payment is made to:

(A) a local authority;

(B) a charity (within the meaning of section 506(1) of the Act);

(C) the trustees or other persons having the management of a fund entitled to an exemption under section 620(6) of the Act (retirement annuity trust schemes);

(D) a person holding investments or deposits for the purposes of a scheme entitled to exemption under section 643(2) of the Act (approved personal pension schemes);

(E) the plan manager of a plan, where an individual investing under the plan is entitled to an exemption under section 333 of the Act (personal equity plans and individual saving accounts), and the plan manager receives the payment in respect of investments under the plan;

(F) a society or institution with whom tax-exempt special savings accounts (within the meaning of section 326A of the Act) may be held, where the society or institution receives the payment in respect of investments held for the purposes of such accounts,

or is made to one of the other classes of exempt bodies or persons set out in section 349B of the Act,

provided that the Inland Revenue has not given a direction (in circumstances where it has reasonable grounds to believe that it is likely that none of the conditions specified in section 349B of the Act will be satisfied in respect of such payment of interest at the time the payment is made) that the interest should be paid under deduction of tax.

In all other cases an amount must be withheld from payments of interest on the Notes on account of income tax at the lower rate (currently 20 per cent.), subject to any direction to the contrary by the Inland Revenue under an applicable double taxation treaty.

2. Noteholders who are individuals may wish to note that the Inland Revenue has power to obtain information (including the name and address of the beneficial owner of the interest) from any person in the United Kingdom who either pays interest to or receives interest for the benefit of an individual. The Inland Revenue also has power to obtain information from any person in the United Kingdom who pays amounts payable on the redemption of Notes which are relevant discounted securities for the purposes of the Finance Act 1996 to or receives such amounts for the benefit of an individual. Information so obtained may, in certain circumstances, be exchanged by the Inland Revenue with the tax authorities of other jurisdictions.

Proposed EU Savings Directive

3. On 21st January, 2003, the European Council of Economics and Finance Ministers (ECOFIN) provisionally agreed on proposals under which, with effect from 1st January, 2004, Member States will be required to provide to the tax authorities of another Member State details of payments of interest (or similar income) paid by a person within its jurisdiction to an individual resident in that other Member State, except that, for a transitional period, Belgium, Luxembourg and Austria will instead be required to operate a withholding system in relation to such payments (the ending of such transitional period being dependent upon the conclusion of certain other agreements relating to information exchange with certain other countries). Additionally, it was agreed by ECOFIN that the adoption of the proposals by the European Union would require certain other non-Member State countries to adopt a similar withholding system in relation to such payments.

SUBSCRIPTION AND SALE

The Dealers have, in an amended and restated programme agreement (the **"Programme Agreement"**) dated 3rd May, 2002 as amended and/or supplemented and or restated from time to time, agreed with the Issuer a basis upon which they or any of them may from time to time agree to purchase Notes. Any such agreement will extend to those matters stated under **"Form of the Notes"** and **"Terms and Conditions of the Notes"**. In the Programme Agreement, the Issuer has agreed to reimburse the Dealers for certain of their expenses in connection with the establishment and any future update of the Programme and the issue of Notes under the Programme and to indemnify the Dealers against certain liabilities incurred by them in connection therewith.

United States

The Notes have not been and will not be registered under the Securities Act and may not be offered or sold within the United States or to, or for the account or benefit of, U.S. persons except in certain transactions exempt from the registration requirements of the Securities Act.

The Notes are subject to U.S. tax law requirements and may not be offered, sold or delivered within the United States or its possessions or to a United States person, except in certain transactions permitted by U.S. tax regulations. Terms used in this paragraph have the meanings given to them by the U.S. Internal Revenue Code of 1986 and regulations thereunder.

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that except as permitted by the Programme Agreement it will not offer, sell or deliver Notes (i) as part of their distribution at any time or (ii) otherwise until 40 days after the completion of the distribution, as determined and certified by the relevant Dealer or, in the case of an issue of Notes on a syndicated basis, the relevant lead manager, of all Notes of the Tranche of which such Notes are a part, within the United States or to, or for the account or benefit of, U.S. persons. Each Dealer has further agreed, and each further Dealer appointed under the Programme will be required to agree, that it will send to each dealer to which it sells any Notes during the distribution compliance period a confirmation or other notice setting forth the restrictions on offers and sales of the Notes within the United States or to, or for the account or benefit of, U.S. persons. Terms used in this paragraph have the meanings given to them by Regulation S under the Securities Act.

Until 40 days after the commencement of the offering of any Series of Notes, an offer or sale of such Notes within the United States by any dealer (whether or not participating in the offering) may violate the registration requirements of the Securities Act if such offer or sale is made otherwise than in accordance with an available exemption from registration under the Securities Act.

Each issuance of Index Linked Notes or Dual Currency Notes shall be subject to such additional U.S. selling restrictions as the Issuer and the relevant Dealer may agree as a term of the issuance and purchase of such Notes, which additional selling restrictions shall be set out in the applicable Pricing Supplement.

United Kingdom

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that:

(i) in relation to Notes which have a maturity of one year or more and which are to be admitted to the Official List, it has not offered or sold and will not offer or sell any Notes to persons in the United Kingdom prior to admission of such Notes to listing in accordance with Part VI of the Financial Services and Markets Act 2000 (the **"FSMA"**) except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended) or the FSMA;

(ii) in relation to Notes which have a maturity of one year or more and which are not to be admitted to the Official List, it has not offered or sold and, prior to the expiry of the period of six months from the issue date of such Notes, will not offer or sell any such Notes to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or

otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995 (as amended);

(iii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21(1) of the FSMA) received by it in connection with the issue or sale of any Notes in circumstances in which section 21(1) of the FSMA would not, if the Issuer was not an authorised person, apply to the Issuer, and

(iv) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to any Notes in, from or otherwise involving the United Kingdom.

Japan

The Notes have not been and will not be registered under the Securities and Exchange Law of Japan (the **"Securities and Exchange Law"**) and each Dealer has agreed and each further Dealer appointed under the Programme will be required to agree that it will not offer or sell any Notes, directly or indirectly, in Japan or to, or for the benefit of, any resident of Japan (which term as used herein means any person resident in Japan, including any corporation or other entity organised under the laws of Japan), or to others for re-offering or resale, directly or indirectly, in Japan or to a resident of Japan except pursuant to an exemption from the registration requirements of, and otherwise in compliance with, the Securities and Exchange Law and any other applicable laws and regulations of Japan.

France

Each of the Dealers and the Issuer has represented and agreed, and each further Dealer under the Programme will be required to represent and agree that, in connection with their initial distribution, it has not offered or sold, and will not offer or sell directly or indirectly, Notes to the public in the Republic of France, and it has not distributed or caused to be distributed and will not distribute or cause to be distributed to the public in the Republic of France, this Information Memorandum or any other offering material relating to the Notes, and that such offers, sales and distributions have been and shall only be made in the Republic of France to qualified investors (*investisseurs qualifiés*) acting for their own account, as defined and in.accordance with Articles L.411-1 and L.411-2 of the *Code Monétaire et Financier* and *décret* no. 98-880 dated 1st October, 1998.

Germany

Each Dealer has represented and agreed, and each further Dealer appointed under the Programme will be required to represent and agree, that the Notes have not been and will not be offered, sold or publicly promoted or advertised by it in the Federal Republic of Germany other than in compliance with the German Securities Selling Prospectus Act (*Wertpapier-Verkaufsprospektgesetz*) of 13th December, 1990, as amended, or any other laws applicable in the Federal Republic of Germany governing the issue, offering and sale of securities.

The Netherlands

Each Dealer has represented and agreed and each further Dealer appointed under the Programme will be required to represent and agree that it has not, directly or indirectly, offered or sold and will not, directly or indirectly, offer or sell in The Netherlands any Notes with a denomination of less than €50,000 (or its foreign currency equivalent) other than to persons who trade or invest in securities in the *conduct of a profession or business (which include* banks, stockbrokers, insurance companies, pension funds, other institutional investors and finance companies and treasury departments of large enterprises) unless one of the other exemptions from or exceptions to the prohibition contained in Article 3 of the Dutch Securities Transaction Supervision Act 1995 ("*Wet toezicht effectenverkeer 1995*") is applicable or a dispensation has been granted by the Securities Board of The Netherlands and the conditions attached to such exemption, exception or dispensation are complied with.

General

Each Dealer has agreed, and each further Dealer appointed under the Programme will be required to agree, that it will (to the best of its knowledge and belief) comply with all applicable securities laws and regulations in force in any jurisdiction in which it purchases, offers, sells or delivers Notes or possesses or distributes this Information Memorandum or any other offering material and will obtain any consent,

approval or permission required by it for the purchase, offer, sale or delivery by it of Notes under the laws and regulations in force in any jurisdiction to which it is subject or in which it makes such purchases, offers, sales or deliveries and none of the Issuer, the Trustee and any of the other Dealers shall have any responsibility therefor. No action has been taken in any jurisdiction that would permit a public offering of any Notes, or (other than in the United Kingdom) possession or distribution of this Information Memorandum or any other offering material or any Pricing Supplement, in any country or jurisdiction where action for that purpose is required.

None of the Issuer, the Trustee and the Dealers represents that Notes may at any time lawfully be sold in compliance with any applicable registration or other requirements in any jurisdiction, or pursuant to any exemption available thereunder, or assumes any responsibility for facilitating such sale.

With regard to each Tranche, the relevant Dealer will be required to comply with such other restrictions as the Issuer and the relevant Dealer shall agree and as shall be set out in the applicable Pricing Supplement.

GENERAL INFORMATION

Authorisation

The establishment of the Programme and the issue of Notes by the Issuer have been authorised pursuant to a resolution of a duly authorised Committee of the Board of Directors of the Issuer passed on 26th November, 1998 and a resolution of the Board of Directors of the Issuer passed on 30th July, 1998. The update of the Programme and increase of the Programme size from U.S.$10,000,000,000 to U.S.$15,000,000,000 on 2nd May, 2003 has been authorised pursuant to treasury delegations approved by a duly authorised Committee of the Board of Directors of the Issuer on 14th May, 2002.

Listing of Notes

The admission of Notes to the Official List will be expressed as a percentage of their nominal amount (excluding accrued interest). It is expected that each Tranche of Notes which is to be admitted to the Official List and to trading on the London Stock Exchange's market for listed securities will be admitted separately as and when issued, subject only to the issue of a Global Note or Notes initially representing the Notes of such Tranche. The listing of the Programme in respect of Notes is expected to be granted on or about 7th May, 2003.

Documents Available

So long as Notes are capable of being issued under the Programme, copies of the following documents will, when published, be available from the registered office of the Issuer and from the specified office of the Paying Agent for the time being in London:

(i) the Memorandum and Articles of Association of the Issuer;

(ii) the Annual Report and Accounts for the Issuer for the years ended 31st December, 2001 and 2002;

(iii) the most recently published Annual Report and Accounts of the Issuer and the most recently published unaudited interim financial statements (if any) of the Issuer;

(iv) the Programme Agreement, the Agency Agreement, the Trust Deed and the forms of the Global Notes, the Notes in definitive form, the Receipts, the Coupons and the Talons;

(v) a copy of this Information Memorandum;

(vi) any future information memoranda, prospectuses, offering circulars and supplements including Pricing Supplements (save that a Pricing Supplement relating to an unlisted Note will only be available for inspection by a holder of such Note and such holder must produce evidence satisfactory to the Paying Agent as to its holding of Notes and identity) to this Information Memorandum and any other documents incorporated herein or therein by reference; and

(vii) in the case of each issue of listed Notes subscribed pursuant to a subscription agreement, the subscription agreement (or equivalent document).

Clearing Systems

The Notes have been accepted for clearance through Euroclear and Clearstream, Luxembourg. The appropriate Common Code and ISIN for each Tranche of Notes allocated by Euroclear and Clearstream, Luxembourg will be specified in the applicable Pricing Supplement. If the Notes are to clear through an additional or alternative clearing system, the appropriate information will be specified in the applicable Pricing Supplement.

Significant or Material Change

There has been no significant change in the financial or trading position of the Issuer and its Subsidiaries taken as a whole since 31st December, 2002 (being the date of its last published financial statements) and, since 31st December, 2002, there has been no material adverse change in the financial position or prospects of the Issuer and its Subsidiaries taken as a whole.

Litigation

Neither the Issuer nor any of its Subsidiaries is or has been involved in any legal or arbitration proceedings which may have, or have had during the 12 months preceding the date of this document, a significant effect on the financial position of the Issuer and its Subsidiaries taken as a whole nor, so far as the Issuer is aware, are any such legal or arbitration proceedings pending or threatened.

Auditors

The consolidated and unconsolidated accounts of the Issuer for the two years ended 31st December, 2002 have each been audited by Deloitte & Touche Chartered Accountants and Registered Auditors. All of the accounts mentioned in this paragraph have been audited in accordance with Auditing Standards issued by the Auditing Practices Board and have been reported upon without qualification. The report of Deloitte & Touche dated 20th February, 2003 in respect of the Issuer for the year ended 31st December, 2002 stated that the report, including the opinion, had been prepared for and only for the company and the members of the company to which the report related, as a body in accordance with Section 235 of the Companies Act 1985 and for no other purpose, and that Deloitte & Touche did not, in giving their opinion, accept or assume responsibility for any other purpose or to any other person to whom the report is shown or into whose hands the report may come.

Certifications and Reports

The Trust Deed provides that the Trustee may rely on certificates or reports from Auditors (as defined therein) in accordance with the provisions of the Trust Deed whether or not addressed to the Trustee and whether or not any such certificates or report or engagement letter or other document entered into by the Trustee and the Auditors in connection therewith contained any limit on the liability of the Auditors.

ISSUER

Alliance & Leicester plc
Carlton Park
Narborough
Leicester LE19 0AL

TRUSTEE

J.P. Morgan Trustee and Depositary Company Limited
Trinity Tower
9 Thomas More Street
London E1W 1YT

ISSUING AND PRINCIPAL PAYING AGENT

Citibank, N.A.
5 Carmelite Street
London EC4Y 0PA

PAYING AGENT

The Bank of New York
Avenue des Arts 35
Kunstlaan
B-1040 Brussels

LEGAL ADVISERS

To the Issuer

Allen & Overy
One New Change
London EC4M 9QQ

To the Dealers and the Trustee

Linklaters
One Silk Street
London EC2Y 8HQ

AUDITORS

Deloitte & Touche
Chartered Accountants and Registered Auditors
Four Brindleyplace
Birmingham B1 2HZ

AUTHORISED ADVISER

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA

DEALERS

Barclays Bank PLC
5 The North Colonnade
Canary Wharf
London E14 4BB

HSBC Bank plc
Level 4
8 Canada Square
London E14 5HQ

Lehman Brothers International (Europe)
One Broadgate
London EC2M 7HA

J.P. Morgan Securities Ltd.
125 London Wall
London EC2Y 5AJ

Morgan Stanley & Co. International Limited
25 Cabot Square
Canary Wharf
London E14 4QA

The Royal Bank of Scotland plc
135 Bishopsgate
London EC2M 3UR

UBS Limited
1 Finsbury Avenue
London EC2M 2PP

File No.82-4964

CAZENOVE

RECEIVED

2005 JUL 15 A 9:02

OFFICE OF INTERNATIONAL CORPORATE FINANCE

Direct Line 020 7155 5486
Direct Fax 020 7155 9222
phil.richardson@cazenove.com

R. Hawker, Esq.,
Alliance & Leicester plc
Customer Services Centre
Narborough
Leicester
LE19 0AL

Your Reference
Our Reference 474PJRext55486 / 2004

06 April 2004

Dear Sir,

Alliance & Leicester plc.

We have pleasure in advising you that on 2 April 2004 the UK Listing Authority granted permission for the following securities to be admitted to the Official List:-

2,000,000 Ordinary shares of 50p each

of your Company, from 5 April 2004.

A Block listing six monthly return (Schedule 5) should be sent to your Regulatory Information Service provider, for release to the market. Certified copies of the relevant board resolutions will not be required with these returns.

The invoices from The Financial Services Authority (£200.00) and The London Stock Exchange (£12,482.03) will be sent to you in due course.

A copy of the Official Notice of Listing is enclosed for your information.

Yours faithfully,

P C Matthews

Paul Matthews
Director – UK Settlements and Corporate Dealing Services
for and on behalf of Cazenove & Co.Ltd

Cazenove & Co. Ltd 20 Moorgate London EC2R 6DA
Telephone +44 (0)20 7588 2828 Fax +44 (0)20 7155 9000 www.cazenove.com

Alliance & Leicester plc
Customer Services Centre
Narborough Leicester LE19 0AL
Telephone 0116 201 1000 Fax 0116 200 4040
DX 11000 Leicester 14
www.alliance-leicester.co.uk

Phil Richardson
Cazenove & Co
20 Moorgate
London
EC2R 6DA

30 March 2004

Dear Phil

Alliance & Leicester plc: Blocklisting Applications

Further to our various e-mails, please find enclosed signed forms 'Application for Admission of Securities to Trading' and 'Schedule 3a' duly signed by the Company Secretary.

Please could you arrange for the listing to be taken forward to the Exchange and once approved make the necessary announcement. If you need to change the dates on the form, please do so.

If you require any further information, please do not hesitate to contact me.

Yours sincerely

Richard Hawker
Company Secretarial Officer

1990006 (3/03)

Form 1

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING

*This form of application should be submitted to Securities Management, London Stock Exchange, Old Broad Street, London EC2N 1HP, to arrive no later than **2 business days prior** to the consideration of the application for admission to trading.*

If you require assistance, please call Securities Management on +44 (0) 20 7797 1579.

To: London Stock Exchange

1. **Full name of issuer:** Alliance & Leicester plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

2. **Amount and full description of each class of security for which application is now being made:** *Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time.*

2,000,000 ordinary shares of 50 pence each fully paid as a blocklisting for issue under the Alliance & Leicester Share Incentive Plan scheme

3. **Type of issue for which application is being made:** Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants

Blocklisting

4. **Are the securities for which application is now made identical* in all respects**

(a)	**with each other?**	**YES/~~NO~~**
(b)	**with an existing class of security?**	**YES/~~NO~~**

If you answered NO to either question how do the securities differ and when will they become identical?

5. **Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will be issued on:**

Date:

Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

Note in relation to Question 4:

****identical** means in this context:*

(a) the securities are of the same nominal value with the same amount called or paid up;
(b) they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and
(c) they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

Default place of settlement (system):	CREST

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange from time to time.

Signed:		**Date:**	31/3/04

~~Director or~~ secretary or ~~other duly authorised officer, for and on behalf of~~

Name issuer	Alliance & Leicester plc
Application to be considered on (date):	1 April 2004
Dealings expected to commence on (date):	2 April 2004
Contact at the issuer:	Assistant Company Secretary
Name:	Sandra Odell
Email address:	Sandra.odell@alliance-leicester.co.uk
Telephone number:	0116 200 4352

Contact at nominated representative (if applicable):

Name:	Phil Richardson
Email address:	phil.richardson@cazenove.com
Telephone number:	020 7155 5486

Please indicate whether you would like the above information to be added to the Exchange's mailing list in order to receive information on Exchange products, services and news. YES/~~NO~~

Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK. YES/~~NO~~

Please ensure all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority   1 April 20 04

Details of securities to be listed

Alliance & Leicester plc
________________[insert name of issuer] ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share Capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
776,000,000	in	Ordinary 50 pence	470,066,399 (7,505,633)
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt Securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing	
Primary	London Stock Exchange - Full listing
Secondary	

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)
2,000,000 ordinary 50 pence fully paid shares as a blocklisting in respect of the Alliance & Leicester
Share Incentive Plan scheme

Type of issue for which application is being made
Blocklisting

Confirmation
We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:
(a) All the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;
(b) All information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and
(c) All the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.
We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.
We undertake to lodge with you the declaration required pursuant to paragraph 7.8 (i) of the listing rules of the UK Listing Authority in due course.

Signed Simon Lloyd
~~Director or~~ secretary ~~or other duly authorised officer~~ for and on behalf of Alliance & Leicester plc
Name of issuer Alliance & Leicester plc

To be completed in all cases

Application to be heard on:	*1 April 2004*
Admission expected to be effective on:	*2 April 2004*

Name(s) of contact(s) at issuer regarding the Application Phil Richardson
Telephone number: 020 7155 5486

File No.82-4964

CAZENOVE

Direct Line 020 7155 5486
Direct Fax 020 7155 9222
phil.richardson@cazenove.com

R Hawker, Esq.,
Company Secretarial Officer
Alliance & Leicester plc
Carlton Park
Narborough
Leicester
LE19 0AL

Your Reference
Our Reference 599PJRext55486 / 2004

21 June 2004

Dear Sir,

Alliance & Leicester plc.

We have pleasure in advising you that on 15 June 2004 the UK Listing Authority granted permission for the following securities to be admitted to the Official List:-

7,100,000 Ordinary shares of 50p each

of your Company, from 16 June 2004.

A Block listing six monthly return (Schedule 5) should be sent to your Regulatory Information Service provider, for release to the market. Certified copies of the relevant board resolutions will not be required with these returns.

The invoices from the Financial Services Authority and the London Stock Exchange will be forwarded to you in due course.

A copy of the Official Notice of Listing is enclosed for your information.

Yours faithfully,

P C Matthews

Paul Matthews
Director – UK Settlements and Corporate Dealing Services
for and on behalf of Cazenove & Co.Ltd

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING– FORM 1

*If the transaction is a new equity issue, all fields must be completed. This form is to arrive no later than **10 business days prior** to the consideration of the application for admission to trading. The information marked with an asterisk will be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286.***

*For all other transactions, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading and the fields marked with an asterisk do not need to be completed. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 3545.***

To: London Stock Exchange

1. Full name of issuer: Alliance & Leicester plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listing

4.* Expected size of offer (£m):

5.* Expected market cap. post issue (£m):

6. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

7,100,000 Ordinary shares of 50 pence each

(4,000,000 shares under the Alliance & Leicester Executive Share Scheme (Unapproved), 1,700,000 shares under the Alliance & Leicester Deferred Bonus Scheme, 1,400,000 shares under the Alliance & Leicester Executive Share Scheme (Approved)

7. Are the securities for which application is now made identical in all respects**

a. **with each other?** **YES/~~NO~~**

b. **with an existing class of security?** **YES/~~NO~~**

If you answered *NO* to either question how do the securities differ and when will they become identical? **

Note in relation to Question 7:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

8. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will beissued on:

Date:

9. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

10. Default place of settlement (system):

11. Issuer details:

a. Contact name: Sandra Odell

b. Email address: sandra.odell@alliance-leicester.co.uk

c. Telephone number: 0116 200 4352

d. Payment reference or order number (for invoicing purposes):

12.* Brief description of business:

13.* Directors *(names, roles, executive/non-executive status):*

14.* Fiscal year end:

15.* Company web-site address:

16. Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.

PLEASE TICK: **YES** ✓ **NO**

17. **Contact at nominated representative (if applicable):**

a. **Name:** Phil Richardson

b. **Email address:** phil.richardson@cazenove.com

c. **Telephone Number:** 020 7155 5486

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed: **Date:** 11 June 2004

~~Director~~ or secretary or ~~other duly authorised officer~~, for and on behalf of

Name of issuer: **Alliance & Leicester plc**

Application to be considered on (date): **15 June 2004**

Dealings expected to commence on (date): **16 June 2004**

Please ensure that all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST (SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 11 June 2004

Details of securities to be listed

Alliance & Leicester plc. ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share Capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
776,000,000	in	Ordinary 50p	456,621,442 (11,033,569)
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt Securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing
Primary London Stock Exchange – Full Listing
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

Amounts and descriptions of securities for which application is now being made (include distinctive numbers if any)

7,100,000 Ordinary 50p shares

Type of issue for which application is being made

Block listing -4,000,000 shares under the Alliance & Leicester Executive Share Scheme (Unapproved), 1,700,000 shares under the Alliance & Leicester Deferred Bonus Scheme and 1,400,000 shares under the Alliance &Leicester Executive Share Scheme (Approved).

Confirmation

We acknowledge our obligations under the listing rules and the legal implications of listing under the Financial Services and Markets Act 2000. Accordingly we confirm that:

(a) All the conditions for listing in the listing rules which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) All information required to be included in the listing particulars/prospectus* has been included therein, or, if the final version has not yet been submitted (or approved), will be included therein before it is so submitted; and

(c) All the documents and information required to be included in the application have been or will be supplied in accordance with the listing rules and all other requirements of the UK Listing Authority in respect of the application have been or will be complied with.

We undertake to comply with the listing rules from time to time of the UK Listing Authority so far as applicable to the issuer.

We undertake to lodge with you the declaration required pursuant to paragraph 7.8 (i) of the listing rules of the UK Listing Authority in due course.

Signed

~~Director or~~ secretary or ~~other duly authorised officer~~ for and on behalf of

Name of issuer Alliance & Leicester plc

To be completed in all cases

Application to be heard on:	15 June 2004
Admission expected to be effective on:	16 June 2004

Name(s) of contact(s) at issuer regarding the Application	Phil Richardson
Telephone number:	020 7155 5486

APPLICATION FOR ADMISSION OF SECURITIES TO TRADING– FORM 1

*If the transaction is a new equity issue, all fields must be completed. This form is to arrive no later than **10 business days prior** to the consideration of the application for admission to trading. The information marked with an asterisk will be published in the New Issues List section on the Exchange's website. If you require assistance with regard to these fields please contact the Corporate Advisers Team on **+44 (0)20 7797 3286**.*

*For all other transactions, this form is to arrive no later than **2 business days prior** to the consideration of the application for admission to trading and the fields marked with an asterisk do not need to be completed. The form should be submitted to Issuer Implementation at the London Stock Exchange either by fax on 020 7920 4607 or by email to issuerimplementation@londonstockexchange.com. If you require assistance, please call Issuer Implementation on **+44 (0)20 7797 3545**.*

To: London Stock Exchange

1. Full name of issuer: Alliance & Leicester plc

hereby applies for the following securities to be admitted to trading on the London Stock Exchange subject to the Admission & Disclosure Standards ("the Standards").

Or for the purposes of MTN Programmes only:

hereby applies to establish a programme on the London Stock Exchange for the issuance of debt securities. Application for admission to trading on the London Stock Exchange of debt securities issued under the programme will be deemed to take effect only on submission of a pricing supplement for a specific issue of debt securities under the programme, subject to the Admission and Disclosure Standards ("the Standards").

2.* Country of incorporation:

3. Type of issue for which application is being made:
(Example: Bonus, Rights, Placing, Open Offer, Block listing, Eurobond, MTN Programme, Warrants)

Block listing

4.* Expected size of offer (£m):

5.* Expected market cap. post issue (£m):

6. Amount and full description of each class of security for which application is now being made:
(Example: 30,000,000 ordinary shares of 20 pence each fully paid. Where the securities are to be issued under an issuance programme, please give a description of the programme and the maximum amount of securities that may be admitted to trading at any one time)

7,100,000 Ordinary shares of 50 pence each

(4,000,000 shares under the Alliance & Leicester Executive Share Scheme (Unapproved), 1,700,000 shares under the Alliance & Leicester Deferred Bonus Scheme, 1,400,000 shares under the Alliance & Leicester Executive Share Scheme (Approved)

7. Are the securities for which application is now made identical in all respects**

a. **with each other?** YES/~~NO~~

b. **with an existing class of security?** YES/~~NO~~

If you answered *NO* to either question how do the securities differ and when will they become identical? **

Note in relation to Question 7:

** **identical** means in this context:

(a) *the securities are of the same nominal value with the same amount called or paid up;*

(b) *they are entitled to dividend/interest at the same rate and for the same period, so that at the next ensuing distribution, the dividend/interest payable per unit will amount to exactly the same sum (gross and net); and*

(c) *they carry the same rights as to unrestricted transfer, attendance and voting at meetings and are pari passu in all other respects.*

If the securities are not identical, but will so become in the future, definitive certificates issued before that date must be enfaced with a note to this effect.

8. Definitive certificates (or where relevant definitive bearer securities) in respect of the securities for which application to trading is now sought were/will beissued on:

Date:

9. Please indicate whether the certificates are in registered or bearer form:

REGISTERED/BEARER

10. Default place of settlement (system):

11. Issuer details:

- **a. Contact name:** Sandra Odell
- **b. Email address:** sandra.odell@alliance-leicester.co.uk
- **c. Telephone number:** 0116 200 4352
- **d. Payment reference or order number (for invoicing purposes):**

12.* Brief description of business:

13.* Directors *(names, roles, executive/non-executive status):*

14.* Fiscal year end:

15.* Company web-site address:

16. Please confirm that the issuer of these securities belongs in the United Kingdom (UK) for the purposes of UK Value Added Tax (VAT), based upon the issuer's place of incorporation and business establishment being the UK.

PLEASE TICK: YES ✓ **NO** ☐

17. **Contact at nominated representative (if applicable):**

a. **Name:** Phil Richardson

b. **Email address:** phil.richardson@cazenove.com

c. **Telephone Number:** 020 7155 5486

18.* **Sponsor:**

19.* **Corporate Broker:**

20.* **Financial PR advisors:**

21.* **Address at which admission document will be available:**

22.* **Date available:**

Declaration

We acknowledge our obligations under the Standards. Accordingly we declare that:

(a) all the conditions for trading in the Standards which are required to be fulfilled prior to application have been fulfilled in relation to the issuer and the securities for the admission of which application is now made;

(b) all the documents and information required to be included in the application have been or will be supplied in accordance with the Standards and all other requirements of the Exchange in respect of the application have been or will be complied with; and

(c) (for new applicants only) the issuer is in compliance with the requirements of any securities regulator that regulates it and/or any stock exchange on which it has its securities traded.

We undertake to comply with the Standards as published by the London Stock Exchange.

Signed: [signature] **Date:** 11 June 2004

~~Director~~ or secretary or ~~other duly authorised officer, for and on behalf of~~

Name of issuer: **Alliance & Leicester plc**

Application to be considered on (date): **15 June 2004**

Dealings expected to commence on (date): **16 June 2004**

Please ensure that all sections of this form have been completed before submitting

SCHEDULE 3A

APPLICATION FOR ADMISSION OF SECURITIES TO THE OFFICIAL LIST
(SHARES AND DEBT SECURITIES)

This form of application for admission of securities to the Official List should be suitably adapted for an issuer which is not a public limited company. Please note that admission to the Official List will be simultaneous with admission to trading on a Recognised Investment Exchange (RIE). You will need to complete a separate application form to apply for trading on the RIE.

To: UK Listing Authority 11 June 2004

Details of securities to be listed

Alliance & Leicester plc. ("the issuer") hereby applies for the securities detailed below to be admitted to the Official List of the UK Listing Authority subject to the listing rules of the UK Listing Authority.

Share Capital			
Authorised		Denomination	Issued and paid up (inclusive of present issue)
776,000,000	in	Ordinary 50p	456,621,442 (11,033,569)
	in		
£			£

(Please include in brackets those shares listed under block listing procedures but not yet allotted)

Debt Securities		
Nominal value	Redemption date	Coupon
£		

Please specify where the issuer is listed and the nature of the listing
Primary London Stock Exchange – Full Listing
Secondary

Please specify on which RIEs the issuer has applied to have its securities traded
London Stock Exchange

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr M P S Barton

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Peter Barton

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase

7. Number of shares / amount of stock acquired

3,500

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.58

13. Date of transaction

3 June 2005

14. Date Company informed

3 June 2005

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Deputy Secretary

Date of Notification

6 June 2005

File No. 82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr Malcolm Aish

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr Malcolm Aish

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

7. Number of shares / amount of stock acquired

5,000

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.532592

13. Date of transaction

27 May 2005

14. Date Company informed

27 May 2005

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 200 3855

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

31 May 2005

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

51,635

8) Percentage of issued class:

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

25,817

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

30,550

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

27,969

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

871.5p

13) Date of transaction:

7 April 2005

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

104,828

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

871.5p

13) Date of transaction:

7 April 2005

14) Date company informed:

7 April 2005

7) Number of shares under option

22,372

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

871.5p

13) Date of transaction:

7 April 2005

14) Date company informed:

7 April 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

871.5p

13) Date of transaction:

7 April 2005

14) Date company informed:

7 April 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

871.5p

13) Date of transaction:

7 April 2005

14) Date company informed:

7 April 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

37

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.76 ½

13) Date of transaction:

14 March 2005

14) Date company informed:

14 March 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Deputy Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

37

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.76 ½

13) Date of transaction:

14 March 2005

14) Date company informed:

14 March 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Deputy Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

37

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.76 ½

13) Date of transaction:

14 March 2005

14) Date company informed:

14 March 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Deputy Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

37

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.76 ½

13) Date of transaction:

14 March 2005

14) Date company informed:

14 March 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Deputy Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

89

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.45 ½

13) Date of transaction:

28 January 2005

14) Date company informed:

28 January 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

89

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.45 ½

13) Date of transaction:

28 January 2005

14) Date company informed:

28 January 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

89

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.45 ½

13) Date of transaction:

28 January 2005

14) Date company informed:

28 January 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the

age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation of Partnership Shares under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

89

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.45 ½

13) Date of transaction:

28 January 2005

14) Date company informed:

28 January 2005

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr M Allen

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr M J Allen

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchased additional shares

7. Number of shares / amount of stock acquired

1400

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.3294

13. Date of transaction

5 May 2004

14. Date Company informed

10 September 2004

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 2003855

17. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of Notification

13 September 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J R Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Chairman

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Fidelity PEP

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sold shares held in a single company PEP

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

N/A

9. Number of shares/amount of stock disposed

250

10. Percentage of issued class

Minimal

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.82

13. Date of transaction

25 August 2004

14. Date Company informed

27 August 2004

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 200 3855

17. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of Notification

31 August 2004

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J R Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Chairman

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Barclays Nominees Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Bought shares to be held in Nominee

7. Number of shares / amount of stock acquired

250

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

N/A

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.86

13. Date of transaction

26 August 2004

14. Date Company informed

27 August 2004

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 2003855

17. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of Notification

31 August 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under the Alliance & Leicester ShareSave Option Scheme

7) Number of shares under option

2447

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£6.68

13) Date of transaction:

27 August 2004

14) Date company informed:

27 August 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

60,701

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.34

13) Date of transaction:

29 July 2004

14) Date company informed:

29 July 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Approved Company Share Option Scheme

7) Number of shares under option

28,776

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.34

13) Date of transaction:

29 July 2004

14) Date company informed:

29 July 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

34,622

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.34

13) Date of transaction:

29 July 2004

14) Date company informed:

29 July 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

31,474

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.34

13) Date of transaction:

29 July 2004

14) Date company informed:

29 July 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

92

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.15

13) Date of transaction:

9 July 2004

14) Date company informed:

9 July 2004

15) Name of contact and telephone number for queries:

Richard Hawker 0116 200 3855

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

---

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

92

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.15

13) Date of transaction:

9 July 2004

14) Date company informed:

9 July 2004

15) Name of contact and telephone number for queries:

Richard Hawker 0116 200 3855

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

92

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.15

13) Date of transaction:

9 July 2004

14) Date company informed:

9 July 2004

15) Name of contact and telephone number for queries:

Richard Hawker 0116 200 3855

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

92

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.15

13) Date of transaction:

9 July 2004

14) Date company informed:

9 July 2004

15) Name of contact and telephone number for queries:

Richard Hawker 0116 200 3855

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mrs M Salmon

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Rensburg Investment Management Limited

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchased before appointment as Director

7. Number of shares / amount of stock acquired

1000

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.2629

13. Date of transaction

1 June 2004

14. Date Company informed

1July 2004

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 2003855

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

1 July 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares under acquired

72

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.70

13) Date of transaction:

15 March 2004

14) Date company informed:

15 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares under acquired

72

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.70

13) Date of transaction:

15 March 2004

14) Date company informed:

15 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares under acquired

72

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.70

13) Date of transaction:

15 March 2004

14) Date company informed:

15 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares under acquired

72

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.70

13) Date of transaction:

15 March 2004

14) Date company informed:

15 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Sandra Odell

Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

45,784

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Approved Company Share Option Scheme

7) Number of shares under option

3,488

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

20,930

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

28,343

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

26,162

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

108,372

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

36,624

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

30,232

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

29,068

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.60

13) Date of transaction:

3 March 2004

14) Date company informed:

3 March 2004

15) Name of contact and telephone number for queries:

Paul Askew 0116 200 3853

16) Name and signature of authorised company official responsible for making this notification:

Simon Lloyd

Group Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mrs J V Barker

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs J V Barker

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase before appointment as Director

7. Number of shares / amount of stock acquired

3,500

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.62

13. Date of transaction

3 March 2004

14. Date Company informed

3 March 2004

15. Any additional information

16. Name of contact and telephone number for queries

Richard Hawker 0116 200 3855

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

3 March 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D J Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D J Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under the Alliance & Leicester Unapproved Company Share Option Scheme

7. Number of shares / amount of stock acquired

36,567

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£6.70

13. Date of transaction

26 February 2004

14. Date Company informed

26 February 2004

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

27 February 2004

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D J Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D J Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Deferred Bonus Scheme

7. Number of shares / amount of stock acquired

29,848

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£ Nil Cost Option

13. Date of transaction

26 February 2004

14. Date Company informed

26 February 2004

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

27 February 2004

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D J Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D J Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares, acquired under Executive & Deferred Option Schemes

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

64,415

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.760321

13. Date of transaction

26 February 2004

14. Date Company informed

26 February 2004

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

27 February 2004

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R L Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R L Banks - 2814
Mrs E Banks - 2814

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under the Alliance & Leicester Approved Company Share Option Scheme

7. Number of shares / amount of stock acquired

5,628

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.33

13. Date of transaction

26 February 2004

14. Date Company informed

26 February 2004

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

27 February 2004

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

90

8) Percentage of issued class:

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

90

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

90

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under the Alliance & Leicester Share Incentive Plan

7) Number of shares/amount of stock acquired:

90

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mrs J V Barker

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mrs J V Barker

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase before appointment as Director

7. Number of shares / amount of stock acquired

1500

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Banks

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester ShareSave Scheme

7. Number of shares / amount of stock acquired

513

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£6.72

13. Date of transaction

1st November 2003

14. Date company informed

3rd November 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4th November 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J R Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Chairman

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J R Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under the Alliance & Leicester Approved Company Share Option Scheme

7. Number of shares / amount of stock acquired

6,586

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£4.555

13. Date of transaction

3 September 2003

14. Date Company informed

3 September 2003

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J R Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Chairman

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J R Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

3,357

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.97

13. Date of transaction

3 September 2003

14. Date Company informed

3 September 2003

15. Any additional information

Share sale proceeds reinvested in 3,229 Alliance & Leicester shares

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J R Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Chairman

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J R Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under the Alliance & Leicester ShareSave scheme.

7. Number of shares / amount of stock acquired

2,580

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£3.644

13. Date of transaction

3 September 2003

14. Date Company informed

3 September 2003

15. Any additional information

16. Name of contact and telephone number for queries

Sandra Odell 0116 200 4352

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

51,165

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.795

13) Date of transaction:

1 September 2003

14) Date company informed:

1 September 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

25,582

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.795

13) Date of transaction:

1 September 2003

14) Date company informed:

1 September 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

29,846

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.795

13) Date of transaction:

1 September 2003

14) Date company informed:

1 September 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

23,877

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£8.795

13) Date of transaction:

1 September 2003

14) Date company informed:

1 September 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.46

13) Date of transaction:

30 July 2003

14) Date company informed:

30 July 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.46

13) Date of transaction:

30 July 2003

14) Date company informed:

30 July 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.46

13) Date of transaction:

30 July 2003

14) Date company informed:

30 July 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the

age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.46

13) Date of transaction:

30 July 2003

14) Date company informed:

30 July 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

45,098

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.10

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

45,098

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.68

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr D Bennett

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr D Bennett

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

10,835

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.658

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr C Rhodes

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr C Rhodes

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

38,235

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.10

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr C Rhodes

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr C Rhodes

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

38,235

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.68

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr C Rhodes

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr C Rhodes

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

9,186

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.658

13. Date of transaction

28 July 2003

14. Date company informed

28 July 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

29 July 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Pym

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Pym

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

76,923

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.33

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Pym

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Pym

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

76,923

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.24

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Pym

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Pym

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

16,147

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.24

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Banks

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

16,417

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.33

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Banks

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

43,137

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£5.10

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Banks

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

9. Number of shares/amount of stock disposed

59,554

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.24

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr R Banks

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr R Banks

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Purchase of shares

7. Number of shares / amount of stock acquired

13,225

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£8.24

13. Date of transaction

3 April 2003

14. Date company informed

3 April 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

4 April 2003

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Deferred Bonus Scheme

7. Number of shares / amount of stock acquired

179,104

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

Nil cost option

13. Date of transaction

21 March 2003

14. Date company informed

21 March 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

21 March 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of options granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

67,164

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£6.70

13. Date of transaction

21 March 2003

14. Date company informed

21 March 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

21 March 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Exercise of Option granted under Alliance & Leicester Unapproved Share Option Scheme

7. Number of shares / amount of stock acquired

190,998

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

Nil

10. Percentage of issued class

11. Class of security

Ordinary Shares 50p each

12. Price per share

£4.55½

13. Date of transaction

21 March 2003

14. Date company informed

21 March 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

21 March 2003

1. Name of company

Alliance & Leicester plc

2. Name of director

Mr J Windeler

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest

Director

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified)

Mr J Windeler

5. Please state whether notification relates to a person(s) connected with the director named in 2 above and identify the connected person(s)

6. Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary

Sale of shares

7. Number of shares / amount of stock acquired

Nil

8. Percentage of issued class

Minimal

9. Number of shares/amount of stock disposed

370,102

10. Percentage of issued class

Minimal

11. Class of security

Ordinary Shares 50p each

12. Price per share

836.7767p

13. Date of transaction

21 March 2003

14. Date company informed

21 March 2003

15. Any additional information

16. Name of contact and telephone number for queries

Justin French 0116 2004377

17. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of Notification

21 March 2003

File No.82-4964

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under profit sharing scheme

7) Number of shares under acquired

417

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.185

13) Date of transaction:

13 March 2003

14) Date company informed:

13 March 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under profit sharing scheme

7) Number of shares under acquired

417

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.185

13) Date of transaction:

13 March 2003

14) Date company informed:

13 March 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under profit sharing scheme

7) Number of shares under acquired

417

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.185

13) Date of transaction:

13 March 2003

14) Date company informed:

13 March 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester Share Incentive Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under profit sharing scheme

7) Number of shares under acquired

417

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.185

13) Date of transaction:

13 March 2003

14) Date company informed:

13 March 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

44,731

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

25,844

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

29,821

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Unapproved Company Share Option Scheme

7) Number of shares under option

23,856

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Pym

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

67,095

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Richard Banks

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

46,756

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

David Bennett

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

38,568

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Chris Rhodes

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Grant of Options under Alliance & Leicester Deferred Bonus Scheme

7) Number of shares under option

32,735

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.54½

13) Date of transaction:

26 February 2003

14) Date company informed:

26 February 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

SCHEDULE 11

NOTIFICATION OF INTERESTS OF DIRECTORS AND CONNECTED PERSONS

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Pym

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.39

13) Date of transaction:

8 January 2003

14) Date company informed:

8 January 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Richard Banks

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.39

13) Date of transaction:

8 January 2003

14) Date company informed:

8 January 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

David Bennett

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.39

13) Date of transaction:

8 January 2003

14) Date company informed:

8 January 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

1) Name of company:

Alliance & Leicester plc

2) Name of director:

Chris Rhodes

3) Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the

age of 18 or in respect of a non-beneficial interest:

Director

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them (if notified):

Alliance & Leicester All-Employee Share Ownership Plan Trustee Limited

5) Please state whether notification relates to a person(s) connected with the Director named in 2 above and identify the connected person(s):

6) Please state the nature of the transaction. For PEP transactions please indicate whether general/single co PEP and if discretionary/non discretionary:

Allocation under All Employee Share Ownership Plan

7) Number of shares/amount of stock acquired:

101

8) Percentage of issued class:

Minimal

9) Number of shares/amount of stock disposed:

Nil

10) Percentage of issued class:

N/A

11) Class of security:

Ordinary Shares of 50p

12) Price per share:

£7.39

13) Date of transaction:

8 January 2003

14) Date company informed:

8 January 2003

15) Name of contact and telephone number for queries:

Justin French 0116 2004377

16) Name and signature of authorised company official responsible for making this notification:

Julian Hepplewhite

Group Secretary & Chief Solicitor

No. 82-4964

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Legal & General Group Plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Nominees Ltd AC 914945	167,425
HSBC Nominees AC 775245	1,788,703
HSBC Nominees Ltd AC 357206	11,834,179
HSBC Global Custody Nominee (UK) Ltd AC 942229	649,400
HSBC Global Custody Nominee (UK) Ltd AC 942205	82,600
HSBC Global Custody Nominee (UK) Ltd AC 942199	24,000
HSBC Global Custody Nominee (UK) Ltd AC 942229	2,400
HSBC Global Custody Nominee (UK) Ltd AC 942205	673,090

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

25 May 2005

11. Date Company informed

27 May 2005

12. Total holding following this notification

16,477,057

13. Total percentage holding of issued class following this notification

3.69%

14. Any additional information

Issued Share Capital as at 25 May 2005 was 446,723,596

15. Name of contact and telephone number for queries

Richard Hawker – 0116 200 3855

16. Name and signature of authorised company official responsible for making this notification

Simon Lloyd
Group Secretary

Date of notification

31 May 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Prudential plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM (UK) SALI –	48,371
PRUCLT HSBC GIS NOM(UK) PAC AC	17,712,863
PRUCLT HSBC GIS NOM(UK) PHL AC	273,837
PRUCLT HSBC GIS NOM(UK) PPL AC	442,494
PRUCLT HSBC GIS NOM(UK) SAL AC	4,146
PRUCLT HSBC GIS NOM(UK) EQBF AC	24,068
PRUCLT HSBC GIS NOM(UK) HYBF AC	60,000
PRUCLT HSBC GIS NOM(UK) MNBF AC	43,425
PRUCLT HSBC GIS NOM(UK) PENE AC	156,142

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

20 April 2005

11. Date Company informed

22 April 2005

12. Total holding following this notification

18,765,346

13. Total percentage holding of issued class following this notification

4.20%

14. Any additional information

Issued Share Capital as at 22 April 2005 was 446,642,499

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Deputy Secretary

Date of notification

22 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM (UK) SALI –	48,371
PRUCLT HSBC GIS NOM(UK) PAC AC	17,712,863
PRUCLT HSBC GIS NOM(UK) PPL AC	442,494
PRUCLT HSBC GIS NOM(UK) SAL AC	4,146

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

20 April 2005

11. Date Company informed

22 April 2005

12. Total holding following this notification

18,207,874

13. Total percentage holding of issued class following this notification

4.07%

14. Any additional information

Issued Share Capital as at 22 April 2005 was 446,642,499

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Deputy Secretary

Date of notification

22 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Prudential plc

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM (UK) SALI –	48,371
PRUCLT HSBC GIS NOM(UK) PAC AC	17,094,863
PRUCLT HSBC GIS NOM(UK) PHL AC	273,837
PRUCLT HSBC GIS NOM(UK) PPL AC	442,494
PRUCLT HSBC GIS NOM(UK) SAL AC	4,146
PRUCLT HSBC GIS NOM(UK) EQBF AC	24,068
PRUCLT HSBC GIS NOM(UK) HYBF AC	60,000
PRUCLT HSBC GIS NOM(UK) MNBF AC	43,425
PRUCLT HSBC GIS NOM(UK) PENE AC	156,142

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

15 April 2005

11. Date Company informed

19 April 2005

12. Total holding following this notification

18,147,346

13. Total percentage holding of issued class following this notification

4.06%

14. Any additional information

Issued Share Capital as at 19 April 2005 was 446,635,850

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Deputy Company Secretary

Date of notification

20 April 2005

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

The Prudential Assurance Company Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

MAGIM HSBC GIS NOM (UK) SALI –	48,371
PRUCLT HSBC GIS NOM(UK) PAC AC	17,094,863
PRUCLT HSBC GIS NOM(UK) PPL AC	442,494
PRUCLT HSBC GIS NOM(UK) SAL AC	4,146

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

15 April 2005

11. Date Company informed

19 April 2005

12. Total holding following this notification

17,589,874

13. Total percentage holding of issued class following this notification

3.93%

14. Any additional information

Issued Share Capital as at 19 April 2005 was 446,635,850

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Deputy Company Secretary

Date of notification

20 April 2005

File No.82-4964

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

AXA S.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited –	13,931,282
Smith & Williamson Nominees Ltd –	12,220
BNY (OCS) Nominees Limited –	16,130
AXA Sun Life plc –	5,243,843
Chase Nominees Ltd –	353,974
AXA Rosenberg –	12,000
Sun Life International –	200,000

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

3 March 2005

11. Date Company informed

7 March 2005

12. Total holding following this notification

19,769,449

13. Total percentage holding of issued class following this notification

3.93%

14. Any additional information

Issued Share Capital as at 3 March 2005 was 446,497,291

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

9 March 2005

File No.82-4964

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

Deutsche Bank AG

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

Deutsche Bank AG and Subsidiary Companies 13,989,164

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

13 September 2004

11. Date Company informed

14 September 2004

12. Total holding following this notification

13,989,164

13. Total percentage holding of issued class following this notification

3.07%

14. Any additional information

The Company has today been advised that Deutsche Bank AG and its subsidiary companies no longer have a notifiable interest in the ordinary shares of Alliance & Leicester plc in accordance with Sections 198 – 202 of the Companies Act 1985.

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

15 September 2004

File No.82-4964

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

AXA S.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial Owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited –	16,074,877
Smith & Williamson Nominees Ltd –	11,970
BNY (OCS) Nominees Limited –	25,105
AXA Sun Life plc –	5,147,307
Chase Nominees Ltd –	487,150
AXA Rosenberg –	13,872
Alliance Capital Management LP –	11,343

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

10 May 2004

11. Date Company informed

12 May 2004

12. Total holding following this notification

21,771,624

13. Total percentage holding of issued class following this notification

4.19%

14. Any additional information

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

13 May 2004

File No.82-4964

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

a) FMR Corp.
b) Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan Chase	1,900
HSBC	8,000
Brown Brothers Harriman	8,400
J P Morgan Chase	71,800
Northern Trust	36,700
Morgan Stanley & Co	35,100
State Street Nominees Ltd	23,800
Lloyds Bank Nominees Limited	203,800
State Street Bank & Trust Company	101,400
Nortrust Nominees	48,600
Morgan Stanley Trust Co Nominees Limited Bank	400
Clydesdale Bank (Head Office) Nominees Limited	3,155,967
Bankers Trust	331,100
Citibank	13,020
HSBC Client Holdings Nominee (UK) Limited	196,500
Mellon Nominees Ltd	141,700
Credit Suisse FST BOS Zurich	4,800
Chase Nominees Limited	228,200
	54,873
Clydesdale Bank (Head Office) Nominees Limited	1,860
Nortrust Nominees Ltd	183,200
Bankers Trust	28,300
RBS Trust Bank	466,100
State Street Nominees Limited	514,499
NAB Australia	121,946
Bank of New York Europe	58,900
Northern Trust	966,406

Brown Brothers Harriman	218,349
Chase Manhattan Bank London	794,958
Bank of New York London	2,101,091
Deutche Bank	440,600
J P Morgan	907,923
State Street Bank & Trust	677,090
Mellon Nominees Ltd	42,800
Bank of New York Brussels	217,507
National Australia Bank	5,400
PICG	1,200
Chase Manhattan Bank AG Frankfurt	13,200
Nortrust Nominees Ltd	23,600
HSBC Client Holdings Nominee (UK) Limited	1,010
Citibank	18,000

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

26 September 2003

11. Date Company informed

26 September 2003

12. Total holding following this notification

12,469,999

13. Total percentage holding of issued class following this notification

2.58%

14. Any additional information

15. Name of contact and telephone number for queries

Sandra Odell – 0116 200 4352

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

29 September 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholders having a major interest

a) FMR Corp.
b) Fidelity International Limited

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Non-beneficial

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

J P Morgan Chase	1,500
Chase Nominees Limited	104,100
State Street Nominees Limited	5,100
State Street Bank & Trust Company	190,000
HSBC	10,300
Brown Brothers Harriman	9,100
J P Morgan Chase	56,800
Northern Trust	28,900
Morgan Stanley & Co	27,700
State Street Nominees Ltd	12,100
National Cities	29,600
Lloyds Bank Nominees Limited	125,100
State Street Bank & Trust Company	81,100
Nortrust Nominees	33,000
Clydesdale Bank (Head Office) Nominees Limited	3,593,667
Bankers Trust	380,500
Citibank	72,720
Nortrust Nominees Ltd	283,500
BT Globenet Nominees Ltd	17,100
MSS Nominees Ltd	34,700
HSBC Client Holdings Nominee (UK) Limited	196,500
Mellon Nominees Ltd	185,900
Credit Suisse FST BOS Zurich	3,700
Bank of New York London	45,120
Chase Nominees Limited	143,483
Clydesdale Bank (Head Office) Nominees Limited	1,860
Nortrust Nominees Ltd	449,478

Bankers Trust	39,800
RBS Trust Bank	778,000
State Street Nominees Limited	741,199
Morgan Stanley	135,100
NAB Australia	88,946
KAS Associate	7,000
Bank of New York Europe	79,000
Northern Trust	894,786
Brown Brothers Harriman	283,149
Chase Manhattan Bank London	737,439
Bank of New York London	2,776,491
Deutche Bank	32,100
J P Morgan	1,060,052
State Street Bank & Trust	573,596
Mellon Nominees Ltd	32,400
Bank of New York Brussels	360,764
National Australia Bank	4,300
PICG	1,200
Chase Manhattan Bank AG Frankfurt	10,200
Nortrust Nominees Ltd	17,100
HSBC Client Holdings Nominee (UK) Limited	1,010
Citibank	12,400

5. Number of shares / amount of stock acquired

Not disclosed

6. Percentage of issued class

Not disclosed

7. Number of shares / amount of stock disposed

Not disclosed

8. Percentage of issued class

Not disclosed

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

1st May 2003

11. Date company informed

2nd May 2003

12. Total holding following this notification

14,788,660

13. Total percentage holding of issued class following this notification

3.06%

14. Any additional information

15. Name of contact and telephone number for queries

Justin French – 0116 2004377

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

6th May 2003

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. Name of company

Alliance & Leicester plc

2. Name of shareholder having a major interest

AXA S.A.

3. Please state whether notification indicates that it is in respect of holding of the shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

Beneficial owner

4. Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them

HSBC Global Custody Nominee (UK) Limited – 12,925,060
Smith & Willamson Nominees Ltd – 9,600
RBSTB – 16,125
AXA Sun Life plc – 1,606,072
AXA Colonia Konzern – 74,263

5. Number of shares / amount of stock acquired

6. Percentage of issued class

7. Number of shares / amount of stock disposed

8. Percentage of issued class

9. Class of security

Ordinary Shares 50p each

10. Date of transaction

14th March 2003

11. Date company informed

17th March 2003

12. Total holding following this notification

14,631,120

13. Total percentage holding of issued class following this notification

3.02%

14. Any additional information

15. Name of contact and telephone number for queries

Justin French – 0116 2004377

16. Name and signature of authorised company official responsible for making this notification

Sandra Odell
Assistant Company Secretary

Date of notification

18th March 2003

File No. 82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1997

3. Period of return:

From 15/11/04 To 15/05/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

9,688

5. Number of shares issued / allotted under scheme during period:

2,697

6. Balance under scheme not yet issued / allotted at end of period

6,991

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 630,325

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,680,483

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1997

3. Period of return:

From 15/11/04 To 15/05/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,833

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

1,833

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 549,436

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,680,483

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme (May) 1999

3. Period of return:

From 12/11/04 To 12/05/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

726

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

726

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

12/05/99 – 70,803

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,680,013

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1999 (May)

3. Period of return:

From 12/11/04 To 12/05/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

68,168

5. Number of shares issued / allotted under scheme during period:

7,324

6. Balance under scheme not yet issued / allotted at end of period

60,844

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

12/05/99 – 319,479

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,680,483

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Share Incentive Plan

3. Period of return:

From 05/10/04 To 05/04/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,942,926

5. Number of shares issued / allotted under scheme during period:

51,271

6. Balance under scheme not yet issued / allotted at end of period

1,891,655

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

05/04/04 – 2,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,620,007

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme August 1999

3. Period of return:

From 11/08/04 To 11/02/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,420

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

3,420

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 3,420

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,404,656

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme August 1999

3. Period of return:

From 11/08/04 To 11/02/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

399,743

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

399,743

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 401,500

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,404,656

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester ShareSave Scheme 1998

3. Period of return:

From 30/09/04 To 30/03/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

103

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

103

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

30/9/98 – 1,348,501

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,587,048

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1998

3. Period of return:

From 03/10/04 To 03/04/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

64,839

5. Number of shares issued / allotted under scheme during period:

3,188

6. Balance under scheme not yet issued / allotted at end of period

61,651

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 102,657

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,611,204

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1998

3. Period of return:

From 03/10/04 To 03/04/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

163,300

5. Number of shares issued / allotted under scheme during period:

7,859

6. Balance under scheme not yet issued / allotted at end of period

155,441

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,611,204

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1998

3. Period of return:

From 03/10/04 To 03/04/05

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

18,124

5. Number of shares issued / allotted under scheme during period:

5,063

6. Balance under scheme not yet issued / allotted at end of period

13,061

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

03/04/98 – 18,124

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,611,204

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme

3. Period of return:

From 16/06/04 To 16/12/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,400,000

5. Number of shares issued / allotted under scheme during period:

310,647

6. Balance under scheme not yet issued / allotted at end of period

1,089,353

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

16/06/04 – 1,400,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,908,228

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

21 Dec 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme

3. Period of return:

From 16/06/04 To 16/12/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

4,000,000

5. Number of shares issued / allotted under scheme during period:

1,560,239

6. Balance under scheme not yet issued / allotted at end of period

2,439,761

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

16/06/04 – 4,000,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,908,228

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme

3. Period of return:

From 16/06/04 To 16/12/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

1,700,000

5. Number of shares issued / allotted under scheme during period:

327,869

6. Balance under scheme not yet issued / allotted at end of period

1,372,131

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

16/06/04 – 1,700,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

446,908,228

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1997

3. Period of return:

From 15/05/04 To 15/11/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

95,013

5. Number of shares issued / allotted under scheme during period:

85,325

6. Balance under scheme not yet issued / allotted at end of period

9,688

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 630,325

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,291,042

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

30 Nov 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1997

3. Period of return:

From 15/05/04 To 15/11/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

97,663

5. Number of shares issued / allotted under scheme during period:

95,830

6. Balance under scheme not yet issued / allotted at end of period

1,833

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 549,436

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,291,042

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme (May) 1999

3. Period of return:

From 12/05/04 To 12/11/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

726

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

726

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

12/05/99 – 70,803

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,286,386

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1999 (May)

3. Period of return:

From 12/05/04 To 12/11/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

194,297

5. Number of shares issued / allotted under scheme during period:

126,129

6. Balance under scheme not yet issued / allotted at end of period

68,168

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

12/05/99 – 319,479

Please confirm total number of shares in issue at the end of the period in order for us to update our records

450,286,386

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1998

3. Period of return:

From 03/04/04 To 03/10/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

95,234

5. Number of shares issued / allotted under scheme during period:

30,395

6. Balance under scheme not yet issued / allotted at end of period

64,839

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 102,657

Please confirm total number of shares in issue at the end of the period in order for us to update our records

475,156,661

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

22 Oct 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1998

3. Period of return:

From 03/04/04 To 03/10/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

387,513

5. Number of shares issued / allotted under scheme during period:

224,213

6. Balance under scheme not yet issued / allotted at end of period

163,300

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

3/4/98 – 403,680

Please confirm total number of shares in issue at the end of the period in order for us to update our records

475,156,661

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1998

3. Period of return:

From 03/04/04 To 03/10/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

18,124

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

18,124

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

03/04/98 – 18,124

Please confirm total number of shares in issue at the end of the period in order for us to update our records

475,156,661

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/2/04 To 25/8/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

120,016

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

120,016

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

25/8/99 – 123,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

454,708,830

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

13 Sept 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme August 1999

3. Period of return:

From 11/2/04 To 11/8/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

399,743

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

399,743

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 401,500

Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,297,759

Contact for queries

Name Richard Hawker
Telephone 0116 200 3855

31 Aug 2004

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme August 1999

3. Period of return:

From 11/2/04 To 11/8/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,420

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

3,420

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 3,420

Please confirm total number of shares in issue at the end of the period in order for us to update our records

455,297,759

Contact for queries

Name Richard Hawker
Telephone 0116 200 3855

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester ShareSave Scheme 1997

3. Period of return:

From 18/12/03 To 18/06/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

2,821,036

5. Number of shares issued / allotted under scheme during period:

360,171

6. Balance under scheme not yet issued / allotted at end of period

2,460,865

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

18/6/97 – 6,242,640

Please confirm total number of shares in issue at the end of the period in order for us to update our records

456,664,898

Contact for queries

Name Sandra Odell
Telephone 0116 2004352

1 July 2004

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme 1997

3. Period of return:

From 14/11/03 To 14/05/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

100,641

5. Number of shares issued / allotted under scheme during period:

5,628

6. Balance under scheme not yet issued / allotted at end of period

95,013

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 630,325

Please confirm total number of shares in issue at the end of the period in order for us to update our records

458,499,808

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

26 May 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme 1997

3. Period of return:

From 14/11/04 To 14/05/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

97,663

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

97,663

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

14/05/97 – 549,436

Please confirm total number of shares in issue at the end of the period in order for us to update our records

458,499,808

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1998

3. Period of return:

From 03/10/03 To 03/04/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

18,124

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

18,124

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

03/04/98 – 18,124

Please confirm total number of shares in issue at the end of the period in order for us to update our records

462,104,633

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

14 April 2004

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Deferred Bonus Scheme 1999

3. Period of return:

From 25/8/03 To 25/2/03

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

120,016

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

120,016

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

25/8/99 – 123,000

Please confirm total number of shares in issue at the end of the period in order for us to update our records

462,207,134

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

9 March 2004

File No.82-4964

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Approved Executive Share Option Scheme August 1999

3. Period of return:

From 11/8/03 To 11/2/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

3,420

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

3,420

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 3,420

Please confirm total number of shares in issue at the end of the period in order for us to update our records

462,207,134

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

16 Feb 2004

SCHEDULE 5

BLOCKLISTING SIX MONTHLY RETURN

1. Name of company

Alliance & Leicester plc

2. Name of scheme

Alliance & Leicester Unapproved Executive Share Option Scheme August 1999

3. Period of return:

From 11/8/03 To 11/2/04

4. Number and class of shares(s) (amount of stock / debt security) not issued under scheme

399,743

5. Number of shares issued / allotted under scheme during period:

Nil

6. Balance under scheme not yet issued / allotted at end of period

399,743

7. Number and class of share(s) (amount of stock / debt securities) originally listed and the date of admission;

11/8/99 – 401,500

Please confirm total number of shares in issue at the end of the period in order for us to update our records

462,207,134

Contact for queries

Name Sandra Odell
Telephone 0116 200 4352

Alliance & Leicester Pre-Close Trading Statement

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its trading in 2005. This statement sets out the main information being provided in the conference call and subsequent analyst meetings. All financial comparisons refer to our 2004 International Financial Reporting Standards (IFRS) proforma results issued on 27 May 2005.

Alliance & Leicester is making good progress against each of its strategic objectives and is on track to achieve its full year return on equity target of 20%, plus or minus 3%.

Franchise growth

The UK mortgage lending market in 2005 has, as expected, seen reductions in both gross and net lending. Alliance & Leicester has continued to focus on the prime core residential mortgage market and during the first quarter of 2005 gross lending was £1.5bn, a market share of 2.7%, and net lending was £350m, a market share of 2.0%. The market has continued to be dominated by remortgaging, which accounted for over 50% of our new mortgage lending in the first three months of 2005.

Our unsecured personal loan gross advances were £890m in the first quarter of 2005, higher than in the same period last year, and balances increased by over £400m compared with the end of 2004. Payment protection insurance policy sales have increased slightly in the first three months of 2005 compared to the same period in 2004.

Personal customer deposit balances increased to £20.3bn at the end of March 2005, and our current account base continues to grow, with sales of new current accounts in the first quarter of 2005 similar to the same period in 2004.

Wholesale Banking business volumes grew in the first quarter of 2005, with the value of cash sales increasing by 28%, and new business banking account openings increasing by around 30% compared to the same period in 2004. Commercial lending balances increased to over £4.7bn at the end of March 2005 (December 2004: £4.6bn under IFRS).

Income and costs

Average interest earning assets at the end of March 2005 were 3% higher than at the end of 2004. As expected, the Group's net interest margin has continued to decline during the first quarter of 2005, due primarily to lower margins on the personal unsecured loan and mortgage books. Total Group revenues for the first half of 2005 are expected to be broadly similar to 2004.

The high proportion of lending to remortgage customers has resulted in fewer cross-sales of mortgage related products such as household insurance and life assurance. This has resulted in revenues from partner products in the first three months of 2005 being lower than in the same period in 2004.

Within Wholesale Banking, the growth in business volumes has more than offset the impact of the sale of the merchant acquisition business in April 2004. Merchant acquisition revenues in the first four months of 2004 were £7m (2005: £nil).

Our focus on cost management has enabled us to outperform significantly our full year goal of total costs only increasing broadly in line with inflation in the first three months of 2005. Total administrative expenses in the first quarter of 2005 were lower than in the same period in 2004. Operating lease depreciation for the first half of 2005 is expected to be slightly lower than the £42m incurred in the second half of 2004.

Asset quality and impairment losses

Although the first half of 2004 is likely to have been the best point in the current UK credit cycle, the Group's asset quality remains strong and above average in each business sector.

Impairment losses within Retail Banking are expected to be around £30m in the first half of 2005, in line with our planning assumptions. This reflects the strong growth in personal loan balances over the past 12 months, a continued prudent approach to provisioning following the implementation of IFRS and very strong asset quality.

Our mortgage asset quality remains excellent. The proportion of accounts in arrears has increased slightly from 0.68% at the end of 2004, but remains below the 0.73% reported in December 2003, and continues to be significantly below the average for CML members.

Within personal unsecured loans, asset quality remains very strong and the proportion of balances in arrears at the end of May has remained stable compared to 4.2% in December 2004. We see no evidence of any significant difference in the quality of lending between customers acquired through the branch, telephone or internet channels.

Within Wholesale Banking, impairment losses in the first half of the year are expected to be slightly lower than the £4m charge in the same period in 2004, reflecting good asset quality and one-off recoveries.

Capital

We will provide further guidance on our share buyback in our interim results announcement on 2 August 2005. We continue to target an equity tier 1 capital ratio of around 7% and are planning to undertake a share buyback in the second half of 2005. The buyback is expected to be significantly lower than in 2004.

Conference call details

A conference call for analysts and investors will take place at 9.00 am today (21 June). To access the call, please call +44-(0)-207-365 8426 (US 617-614-3946) and ask for the Alliance & Leicester Pre-Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk .

A replay of the conference call will be available on the website, or by calling +44-(0)-207-365-8427 (US 617-801-6888) and keying in the pass number 60470160.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2005 will be announced on 2 August 2005. The analyst presentation will be held at the London Stock Exchange.

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Press Office		Tel: 0116 200 3355
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Disclaimer

File No. 82-4964

New Board Appointment – Malcolm Aish, Non-Executive Director

With effect from 20 May 2005, Malcolm Aish will be appointed as a Non-Executive Director of Alliance & Leicester plc. Malcolm's career has been with N M Rothschild & Sons Limited, where he is now a consultant on risk. He is also an advisor on Risk and Regulation to the Merchant Bank of Central Africa, and a Non-Executive Director and Chairman of the Investment Committee for Star Secondary Market Infrastructure Fund Manager LLP. Malcolm was a LIBA representative to the FSA Advisory Group on the Basel Accord.

John Windeler, Chairman, said: "I am delighted to announce the appointment of Malcolm Aish to our Group Board. He has extensive experience in banking, and particularly risk and will be able to make a valuable contribution to our Board."

RECEIVED
2005 JUL 15 A 9:44
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Alliance & Leicester plc

2005 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company on 3rd May 2005:

Ordinary Resolutions

1. To receive the Directors' Report and Annual Accounts and the Auditors' Report for the financial year ended 31 December 2004;
2. To declare the final dividend;
3. To re-elect Mr J R Windeler as a director;
4. To re-elect Mr M J Allen as a director;
5. To re-elect Mr M P S Barton as a director;
6. To re-elect Mr C S Rhodes as a director;
7. To elect Mrs M Salmon as a director;
8. To re-appoint Deloitte & Touche LLP as auditors and to authorise the Group Audit and Risk Committee to determine the remuneration of the auditors; and
9. To approve the Directors' Remuneration Report for the financial year ended 31 December 2004.

Special Resolutions

10. Renewal of authority to allot relevant securities;
11. Renewal of authority to allot equity securities for cash;
12. Purchase by the Company of its own shares;
13. The adoption of amended Articles of Association.

Ordinary Resolutions

14. That rule 6.3 of the Alliance & Leicester ShareSave scheme be omitted;
15. That rule 2.3 of the Alliance & Leicester Share Incentive Plan be omitted;
16. To establish a Long Term Incentive Plan for executive directors to replace the existing Deferred Bonus Scheme.

The voting results are available on the Alliance & Leicester corporate website - www.alliance-leicester-group.co.uk

File No.82-4964

RECEIVED
2005 JUL 15 A 9:41

Chairman to step down

At Alliance & Leicester's Annual General Meeting on the evening of Tuesday, 3 May 2005, John Windeler announced that he intends to step down as Chairman of the Group once his successor has been appointed. He has been a director of Alliance & Leicester since 1995 and chairman since 1999.

Upon his departure from the Board, he will continue to play an important voluntary role in the Group's community affairs, particularly within the Leicestershire community.

Copies of the AGM speeches are available on the Alliance & Leicester website www.alliance-leicester-group.co.uk

QUOTES

John Windeler - Chairman

Commenting on his decision, John Windeler said "I have very much enjoyed my time at Alliance & Leicester. Since the launch of our strategy in 2000 we have seen continued success which has benefited our shareholders, our customers, and our staff. We have set new targets for 2005 to 2007 and I will hand over to my successor with great confidence in the future of the company.

I am however delighted that my long association with Alliance & Leicester will continue through the Group's corporate social responsibility programme, particularly in the areas of education, community affairs and sport."

Richard Pym – Group Chief Executive

Richard Pym said "John Windeler has made an enormous contribution to Alliance & Leicester during his ten years with the company, and has managed the Board through some complex issues. On behalf of all the staff, I thank John for his contribution, and for his support for me personally as Chief Executive."

Peter Barton – Deputy Chairman and Senior Independent Non-Executive Director

Commenting on John Windeler's decision, Peter Barton, Senior Independent Non-Executive Director and Deputy Chairman said "John's wisdom and experience will be greatly missed on the Group Board, but we fully respect his decision and are delighted he will continue in his role as Chairman until his successor is appointed."

Contacts

Should you have any queries on this announcement, please contact: -

Stuart Dawkins	Director of Corporate Communications	Tel. 07798 580525
Mark Jones	Head of Investor Relations	Tel. 07798 581007
Press Office		Tel. 0116 200 3355

This statement will also be available on the Alliance & Leicester corporate web site – www.alliance-leicester-group.co.uk

File No.82-4964

AGM Statement

The following is an extract from the report that will be presented at Alliance & Leicester plc's Annual General Meeting on 3 May 2005:

Alliance & Leicester has made good progress against each of its strategic objectives and in the first three months of 2005 we have seen good performances in all our core markets. In Retail Banking, our current account base and personal customer deposit balances have increased since the end of 2004; gross mortgage lending was £1.5bn with net lending of £350m; gross unsecured personal lending was £890m. Wholesale Banking has continued to see growth in commercial lending balances, cash sales to financial institutions increased and new business bank account openings were more than 30% higher than in the same period in 2004. Average interest earning assets at the end of March 2005 were 3% higher than at the end of 2004, and asset quality remains strong across the Group.

Our auditors are currently completing their review of our 2004 results restated under International Financial Reporting Standards and we plan to announce these on 27 May.

Contacts

Should you have any queries on this announcement, please contact: -

Mark Jones	Head of Investor Relations	Tel. 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel. 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088
Press Office		Tel. 0116 200 3355

This statement is also available on the Alliance & Leicester corporate web site – www.alliance-leicester-group.co.uk

File No.82-4964

REDEMPTION OF NOTES

Alliance & Leicester plc redeems U.S.$300,000,000 Subordinated Floating Rate Notes due 2010 (Series Number: 000202 and ISIN: XS0108391730) (the "Notes")

Alliance & Leicester plc confirms today, 3rd March, 2005, that in accordance with its option to redeem conferred by the terms of the Notes, it redeemed all of the Notes at their nominal amount on 2nd March, 2005.

File No.82-4964

ALLIANCE & LEICESTER PLC

PRELIMINARY RESULTS ANNOUNCEMENT FOR THE YEAR ENDED 31 DECEMBER 2004

CONTENTS

Page

1. RESULTS HIGHLIGHTS

FINANCIALS

- Pre-tax operating profit* up 6% to £556m (2003: £525m).
- Total pre-tax profit** up 16% to £608m (2003: £525m).
- Underlying basic earnings per share* up 12% to 88.2p (2003: 79.0p).
  Basic earnings per share** up 21% to 95.8p (2003: 79.0p).
- Total dividend up 10% to 48.3p per share (2003: 43.9p per share).
- Underlying post-tax return on equity* increased to 23.3% (2003: 22.1%).

ACHIEVED ALL OF OUR STRATEGIC TARGETS

We delivered against our primary strategic target in 2004:

- **Achieved double digit percentage growth in underlying basic earnings per share**

  Underlying basic earnings per share increased by 12% compared to 2003.

We also delivered against each of our supporting objectives:

- **Achieved accelerated revenue growth target**

  Group revenues on a like for like basis were 2.7% higher than in 2003. This is a faster rate of growth than the 2.5% achieved in 2003 ***.

- **Achieved 2004 cost target**

  Operating costs were £707m in 2004, £6m lower than the £713m in 2003.

  Delivered £109m of core operating cost savings since 2000, exceeding our £100m target (based on 2000 business volumes and prices).

- **Improved capital efficiency**

  Reduced our equity tier 1 capital ratio to 7.2%, having bought back 17.6m shares at a cost of £153m ir 2004. In the first half of 2004 we issued £300m of non-equity tier 1 capital.

More details on our targets are set out in section 6.

FRANCHISE GROWTH

We have seen growth in all of our core product areas:

<u>Retail Banking</u>

- **Mortgages**
  Gross mortgage lending of £8.7bn was 7% higher than in 2003, a market share of 3.0%. Net lending of £2.5bn was 22% higher than in 2003, a market share of 2.4%.

* excludes the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but includes the operating FRS3 exceptional item (the one-off costs of £9m arising from the rationalisation of the branch network).

** includes both operating and non-operating FRS3 exceptional items.

*** as previously defined, like for like excludes merchant acquisition revenues in 2003 and 2004 and any distortion from significant property disposals.

- **Personal loans**
  Our unsecured personal loan gross advances of £2.3bn were more than 20% higher than in 2003. Personal loan balances increased by £0.6bn to £3.1bn during 2004.

- **Current accounts**
  We opened 228,000 new current accounts in 2004, an increase of 25% compared to 2003.

- **Savings**
  Personal customer deposit balances increased by £0.6bn since December 2003 to £19.5bn.

__Wholesale Banking__

- **Cash**
  We achieved cash sales to financial institutions of £53.4bn, a 24% increase compared to 2003. Total cash handling deposits were £58.8bn.

- **Lending**
  Our commercial lending balances increased to £4.7bn, £0.6bn higher than December 2003.

- **Business banking**
  We opened more than 16,000 new business banking current accounts in 2004, an increase of around 50% compared to 2003.

ASSET QUALITY

Asset quality remains strong across the Group. This was reflected in the upgrade of our long term credit rating by Moody's to Aa3 in November 2004.

- 0.68% of our mortgage accounts are in arrears (December 2003: 0.73%), lower than the Council of Mortgage Lender's industry average of 0.79%.

- Our unsecured personal loans asset quality remains very strong, with only 4.2% of the loan book over 30 days in arrears (December 2003: 4.4%). Arrears are more than 40% below the average for the Finance & Leasing Association.

- 90% of our loans and advances to personal customers are secured (December 2003: 91%).

- Asset quality of our commercial loan book remains good, with loans over 30 days in arrears representing 0.33% of the book (December 2003: 0.68%).

- 97% of our Treasury assets have a long term credit rating at or above single 'A' (December 2003: 96%).

- 89% of our total loans and advances to customers are secured (December 2003: 90%).

Comment from Richard Pym, Group Chief Executive

"We achieved all of our strategic targets in 2004, delivering double-digit earnings growth and a good set of results in a very competitive environment.

"We saw franchise growth in each of our Core 4 Retail Banking products, with increased market shares in current account openings, new personal loans and net mortgage lending, and growth in personal customer deposit balances.

"We have a coherent strategy and business model aligned to the changing needs of customers in an environment of lower margins and intense competition. This strategy ensures Alliance & Leicester is well placed to deliver good returns to shareholders and remain successful in 2005 and beyond."

2. GROUP CHIEF EXECUTIVE'S REVIEW

2.1 Introduction

Alliance & Leicester delivered a good set of financial results in 2004.

Pre-tax operating profit was up 6% to £556m. Underlying basic earnings per share increased by 12% to 88.2p. Our underlying post-tax return on equity increased to 23.3%. These all exclude the £52m of pre-tax profit from the sale of our merchant acquisition business in April 2004, but include the one-off costs of £9m arising from the rationalisation of our branch network. The Board has proposed a final dividend of 32.6p per share, making a total dividend of 48.3p, an increase of 10% on 2003.

By delivering 12% growth in underlying basic earnings per share, we achieved our primary strategic target of double digit percentage growth in 2004. We also achieved each of our supporting objectives of accelerated revenue growth, cost savings and a more efficient capital base.

These results have been delivered in a very competitive environment and reflect the clear and coherent strategies we have developed for our Retail and Wholesale Banking businesses. Our strategic focus is to deliver shareholder value by growing our franchise, driving down costs to improve cost efficiency, and delivering a strong return on equity of around 20%. This will be achieved whilst ensuring above average asset quality, through our responsible lending policies.

2.2 Retail Banking

Retail Banking pre-tax profit increased by £5m to £446m, after charging the one-off costs of £9m relating to the rationalisation of the branch network.

We saw franchise growth in each of our Core 4 Retail Banking products, with increased market shares in current account openings, net mortgage lending and new personal loans, and growth in personal customer deposit balances.

Growing our current account base is central to our strategy. Historically, current account customers have been unwilling to switch banks, but there is increasing evidence that this is changing. For example the Mintel report on Financial Intelligence, published in 2004, found that the number of customers now wanting to switch current accounts has doubled over the past 2 years. Current account customers are profitable in their own right and provide a long term relationship, with the potential for further product sales during the life of that relationship. We opened 228,000 new current accounts in 2004, a 25% increase compared to 2003.

Our gross mortgage lending during 2004 was up 7% to £8.7bn, a market share of 3.0%. Net mortgage lending increased by 22% to £2.5bn, a market share of 2.4%. Our mortgage lending in the second half of 2004 was lower than that achieved in the first half of the year, reflecting our continued stance of only targeting high quality and profitable lending, and avoiding some market segments which we regard as higher risk.

Our unsecured personal loan gross advances were £2.3bn, 23% higher than in 2003. Asset quality remains very strong.

Our personal customer deposit balances grew by £0.6bn to £19.5bn.

We supplement the Core 4 Retail Banking products by providing products in conjunction with our key partners - MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance. These partnerships continue to work well, and the total income we received from our Partner 4 products grew in 2004.

Our 'direct bank with a high street presence' business model is based on satisfying changing customer behaviour. Consumers are increasingly well informed about the products offered by different financial services providers and are looking for excellent value. They are also increasingly confident in using the direct channels of the telephone and the internet to purchase and to service those products.

By offering great value products, we attract customers at a low unit acquisition cost. Evidence of the excellent value we offer is provided by the 2,400 'Best Buy' mentions that our products received in national newspapers in 2004, more than any of our competitors.

Our business model also provides customers with convenient, efficient ways to buy and service products through direct channels. This provides a positive experience for our customers, delivered at a low unit cost. The success of this approach has led to a trebling in our sales of Retail Banking products over the internet in 2004, with the proportion of our Core 4 products sold online more than doubling to 20%. More than 500,000 customers are now registered for our internet bank service, an increase of 300,000 since the end of 2003, and the number of internet transactions carried out each month has more than doubled over the past year. A benchmarking study of leading UK financial service providers has shown that these rates of growth made Alliance & Leicester the fastest growing internet bank in 2004. We have also received further confirmation of the strength of our internet business, including an award for 'best site' in the banking category from Blays Net ratings.

This further momentum towards direct sales and service provides us with significant unit cost advantages, and we expect this to continue in the future.

Our branches provide customers with a place for face-to-face sales and support. They also provide an important physical presence for our brand. Our strategy requires a strong retail network, with branches in the right locations to serve our current and future customers. Following the closure of some of our branches in 2004, we now have a more compact retail network providing us with the branch distribution we need to grow the business in the future.

Total sales through our branches continued to increase in 2004, whilst the number of branch transactions continued to fall. This focus on sales has enabled us to deliver an increase of around 20% in product sales per branch member of staff in 2004.

One of our key brand values is to deliver friendly and approachable customer service. We recently surveyed our own customers and the customers of the seven largest high street financial services providers in the UK, asking them how satisfied they were with the service they receive. Customers rated our telephone service higher than any of our competitors, and rated our branch service higher than all but one of them.

2.3 Wholesale Banking

Wholesale Banking delivered a strong performance during 2004 in both Commercial Banking and Treasury.

Pre-tax operating profit in Commercial Banking was up £11m to £91m. Strong growth was achieved in each core product line.

Cash sales to financial institutions were up by 24% to £53.4bn, business banking current account openings increased by around 50% to more than 16,000, and commercial lending balances grew by £0.6bn to £4.7bn, with asset quality remaining strong.

Pre-tax profit in Treasury was £60m (2003: £47m), benefiting from an increase in the number of structured finance transactions completed during the year.

We have made further progress in implementing the Wholesale Banking strategy we announced in 2003. During the year we announced the sale of our merchant acquiring business, enabling Wholesale Banking to increase its focus on its four core business lines of cash, lending, business banking and treasury.

Our lending and business banking operations have seen significant growth over the past couple of years and currently contribute around 60% of Commercial Banking's profits. We expect these business lines to be key drivers of profit growth within Wholesale Banking in the future. We will, however, continue to grow our cash business through our cash sales-led strategy, and were pleased to complete negotiations successfully with Abbey during 2004 to provide all of their ATM and branch cash requirements.

2.4 Regulatory Developments

In 2004 we have maintained an excellent regulatory record, but we will not be complacent. Alliance & Leicester is a responsible lender and we ensure, as best we are able, that our customers are not borrowing more than

they can afford to repay. We recognise the importance of embedding the principle of treating customers fairly into the culture of our business and our brand values are already well aligned to this. We also focus on educating our customers, by improving the ways in which we provide information and by simplifying our product portfolios and marketing campaigns, to make them more easily understood.

During the latter part of 2004 we trained over 2,500 staff and implemented new procedures to ensure we complied with the introduction of the Financial Services Authority rules on the conduct of mortgage business from the end of October 2004, and the introduction of general insurance regulation in January 2005.

For the year commencing 1 January 2005 we will be required to report our financial results under International Financial Reporting Standards (IFRS). The implementation of the new processes and procedures required to introduce these standards has taken up considerable resource. The most significant impact of these new rules will be to alter the timing of when certain items will be recognised in our financial results.

2.5 Our Staff

I thank all our staff for their contribution to our progress in 2004, which reflects the hard work of an excellent team of people we have working across the Group, each committed to achieving our business goals and sharing a clear vision of where we are heading. Throughout the Group we have continued to strengthen our management teams, by developing our existing managers as well as recruiting new managers from outside the organisation. Over 80% of our staff replied to our annual employee opinion survey, with the results showing evidence of continuing improvement in staff morale and job satisfaction.

2.6 The Future

Our strategy has delivered good returns since its launch in July 2000, generating a total shareholder return of over 120%. We have performed well against the detailed targets we set for ourselves and have grown our chosen franchises, significantly improved our cost efficiency and delivered a return on equity considerably higher than the average for a European bank. This has been achieved whilst maintaining strong asset quality, as recently recognised by an upgrade of our long term credit rating by Moody's to Aa3.

The UK economy looks set for continued growth in the future, with the likelihood that interest rates will now peak at rates lower than generally expected last year. Unemployment remains low, a key determinant of asset quality for the personal sector. This scenario suggests an outlook of continued market growth in each of our core markets, albeit at generally slower rates of growth than experienced in recent years.

Against this economic backdrop, we will evolve our approach to credit risk. This will provide opportunities for future revenue growth, whilst maintaining our overall responsible approach to asset quality. Our responsible lending policies and strong asset quality will also leave us well positioned, should future economic conditions prove to be less benign.

We have a coherent strategy and business model aligned to the changing needs of customers in an environment of lower margins and intense competition. This strategy ensures Alliance & Leicester is well placed to deliver good returns to shareholders and remain successful in 2005 and beyond.

Richard Pym
Group Chief Executive

3. SUMMARY OF RESULTS

		Year ended 31.12.04	Year ended 31.12.03
Results			
Operating profit	£m	556.3	524.7
Profit before tax	£m	608.3	524.7
Profit attributable to shareholders	£m	438.1	378.0
Net interest margin (Notes 1&2)	%	1.52	1.79
Per share			
Basic earnings	p	95.8	79.0
Underlying basic earnings (Note 3)	p	88.2	79.0
Dividends	p	48.3	43.9
Net assets	p	398	367
Business sector operating profit			
Retail Banking	£m	446	441
Commercial Banking	£m	91	80
Treasury & Group	£m	27	22
Strategic investment costs	£m	(8)	(18)
Operating profit	£m	556	525
Underlying performance measures (Note 3)			
Post-tax return on equity	%	23.3	22.1
Post-tax return on mean assets	%	0.8	0.8
Post-tax return on mean risk-weighted assets	%	1.7	1.8
Risk asset ratios			
Total capital	%	11.4	10.8
Total tier 1 capital	%	8.4	7.4
Equity tier 1 capital	%	7.2	7.4
Total Shareholder Return (Note 4)			
1 year	%	8.4	25.2
3 years	%	30.9	49.0

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.48% (2003: 1.75%).

(Note 3) Underlying performance measures exclude the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but include the operating FRS 3 exceptional item (the one-off costs of £9m arising from the rationalisation of the branch network).

(Note 4) Total Shareholder Return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

4. BUSINESS REVIEW

4.1 RETAIL BANKING REVIEW

Retail Banking saw strong franchise growth in 2004.

Retail Banking pre-tax profit increased by £5m to £446m (2003: £441m). Total revenues increased by £20m. Operating costs increased by £10m, reflecting good cost control, and include the one-off costs of £9m relating to the rationalisation of the branch network. Excluding these one-off costs, the cost base increased by £1m, reflecting real unit cost reductions. Asset quality remains very strong.

Core 4

- **Mortgages**

Total UK gross mortgage advances increased by 5% to £292bn in 2004, and net lending was £101bn, the same as in 2003. The UK mortgage market was very strong in the first half of 2004, but slowed markedly in the second half of the year compared to the same period in 2003. In the first half of 2004 total gross lending increased by over 17% compared to the same period in 2003, but in the second half of the year gross lending fell by 5% compared to the same period in 2003. We anticipate that net mortgage lending in the UK will fall slightly in 2005.

Alliance & Leicester's gross mortgage lending increased by 7% to £8.7bn, representing a market share of 3.0%, whilst net mortgage lending increased by 22% to £2.5bn, a market share of 2.4%. The value of redemptions in 2004 remained broadly similar to 2003. Mortgage balances increased to £27.9bn, representing 3.2% of total UK mortgage balances.

During the second half of 2004 we implemented successfully the training and revised sales processes necessary to comply with the introduction of mortgage regulation on 1 November. As expected, the introduction of the new regulations did temporarily dampen business volumes across the market. Throughout 2004 we have continued to focus on good quality, profitable lending. We will not sacrifice asset quality to gain additional market share and we continue to take a responsible approach to our lending, including ensuring that income is verified for all applications. Should the economy continue to show growth, and unemployment continue at low levels, we do see the opportunity for a potential widening of our target market for mortgages, whilst maintaining a high quality of lending.

We saw changes in both our type of customer and the product mix during 2004. Our lending to remortgage customers increased by over 20% in 2004 and the proportion of new fixed rate loans fell significantly, from over 50% of gross lending in 2003 to around 35% in 2004, with customers favouring short term discounted products.

The value of mortgages on our balance sheet paying standard variable rate is now less than £6bn. The proportion of our mortgage balances on standard variable rate at the end of December 2004 was 21%, compared to 24% in December 2003. We continue to expect this proportion to reduce over time, although the number is volatile, varies by month, and depends on the maturity profile of lending undertaken in previous years.

- **Personal loans**

Our gross unsecured personal loan advances were £2.3bn in 2004, 23% higher than 2003. Our unsecured personal loan balances increased by £600m to £3.1bn (December 2003: £2.5bn), representing a market share of around 2.5%. This compares with a total exposure to personal unsecured lending (including credit cards) of £3.0bn in June 2002.

During the second half of 2004 we implemented the necessary actions to comply with changes in the Consumer Credit Act, as well as ensuring that our sales processes met the requirements for general insurance regulation, which was introduced in January 2005.

The number of loan applications received via the internet more than doubled in 2004, reflecting our increasingly sophisticated internet marketing techniques.

Creditor payment protection insurance penetration in 2004 fell compared to 2003, reflecting the competitive interest rates we offered during the second half of the year. During the periods when we offer the most competitive rates we receive higher credit quality applications from customers who tend to take out less creditor insurance. The increased business volumes achieved by offering such competitive rates, together with the lower credit losses, more than compensate for the lower interest spread and reduced insurance penetration.
In addition, around 80% of our personal loans are sold over the telephone or via the internet. Our personal loans operation is very cost efficient, ensuring that whilst margins are narrowing our overall returns remain good, with the post-tax return on assets increasing from around 1.6% in 2001 to around 2% in 2004.

The credit quality of our unsecured lending remains very strong, with the increased charge for bad debts reflecting the growth in balances over the past 12 months.

- **Current accounts**

Growing our current account base is an important part of our strategy, and we saw strong, profitable growth during 2004, with 228,000 new accounts opened. Our active current account base increased to 1.44m accounts, representing over 2m customers.

The majority of the new accounts opened were either 'Premier' or 'Premier Plus' current accounts. These customers typically have a significantly stronger relationship with the Group. For example, the average product holding of a 'Premier' current account customer (excluding the free travel insurance included with the product) is 3.5 products, more than double that for a non-'Premier' customer.

The 'Premier Plus' current account is designed to reward those customers who undertake the majority of transactions themselves, either online or over the telephone, by providing a higher rate of credit interest. It is a key product in the Group's strategy of building a 'direct bank with a high street presence'.

- **Savings**

Personal customer deposit balances increased by £0.6bn to £19.5bn at the end of December 2004.

During 2004 we launched our 'Online Saver' account, enabling all of our Core 4 Retail Banking products to be bought online. The 'Online Saver' account offers customers a market leading rate of interest, but has a low acquisition and servicing cost.

Partner 4

Revenues from our Partner 4 products of credit cards, life assurance, long term investments and general insurance (building and contents and mortgage payment protection policies) continued to grow in 2004.

We continue to work well with MBNA, with over 170,000 new credit cards sold during 2004. Whilst this was lower than in 2003, it was significantly higher than in 2002. Sales through Alliance & Leicester channels (branch, internet and contact centres), from which we receive the highest levels of commission, continue to increase, with sales 11% higher than in 2003. During the first half of 2004 we sold the small remaining non-performing element of the old credit card book.

Our partnership with Legal & General continues to work well. The value of new long term investment sales were 6% higher in 2004 compared to 2003, despite a reduction in the number of our financial advisors. Life assurance policy sales during 2004 were lower than in 2003. The majority of our life assurance sales are mortgage related. The reduction in the number of new policies sold in 2004 is primarily due to the increased proportion of remortgage applications.

Sales of household and mortgage payment protection insurance products in 2004 were overall broadly similar to 2003.

Distribution

During the year our internet generated sales trebled, and the proportion of our Core 4 product sales made via the internet more than doubled to 20%.

Since April 2004 all standard mortgage applications from intermediaries have been submitted via our online system, ISIS. The majority of these applications receive a fully credit scored mortgage decision within 60 seconds, with the remainder being dealt with by underwriters within an hour. The internet is also being used increasingly for servicing banking products, and at the end of the year more than 500,000 customers were registered to use our internet banking services, an increase of over 300,000 in the year.

Our branches remain an important part of Retail Banking's strategy and distribution capability, with sales once again increasing in 2004. During the year we undertook a detailed review of our branch network. Following this review we announced the closure of 46 branches where there were both low sales and low customer footfall. These branches closed in October 2004.

We now have a more compact retail network, providing 254 branches in the right locations to grow the business and provide face to face sales and support for customers when required.

The implementation of new resource scheduling processes and improvements to our interactive voice response systems have enabled our call centres, all of which are based in the British Isles, to handle more incoming customer calls, and to reduce the unit cost of customer service during 2004.

Asset quality

Asset quality within Retail Banking remains very strong, with 90% of our loans and advances to personal customers secured. Our responsible approach to lending has ensured that both our mortgage and personal loan arrears levels are better than industry averages. Whilst the proportion of accounts in arrears varies on a monthly basis, the proportion of both non-performing mortgage accounts in arrears and non-performing personal loan assets were lower at the end of December 2004 than at the end of December 2003.

The average loan to value (LTV) of our new mortgage lending in 2004 was 57% (2003: 59%), with 79% of new lending having an LTV of less than 75%. The estimated LTV of our total mortgage book, based on house prices at 31 December 2004, was 42% (December 2003: 40%). The proportion of mortgage accounts in arrears at the end of December 2004 was 0.68% (December 2003: 0.73%). This is lower than the industry average of 0.79% published by the Council of Mortgage Lenders.

Our unsecured lending asset quality remains very strong. Non-performing assets (loans over 30 days in arrears) comprise 4.2% of the unsecured loan book (December 2003: 4.4%). Our unsecured loan arrears are more than 40% below industry statistics published by the Finance & Leasing Association.

4.2 WHOLESALE BANKING REVIEW

Wholesale Banking delivered a strong performance during 2004. It is focused on four core business lines: cash, lending, business banking and treasury.

Pre-tax profit in Commercial Banking, excluding the £52m pre-tax profit on the sale of the merchant acquisition business, was £91m (2003: £80m), up 13%. Total income was £3m higher than in 2003, even after the sale of our merchant acquisition business at the end of April 2004 and the continued roll-off of higher margin commercial lending balances from the small ticket leasing sectors we exited in July 2003. Operating expenses fell by £17m, reflecting the sale of the merchant acquisition business, a one-off cost reduction as a result of the conclusion of our contractual negotiations with the Post Office, and benefits from increased levels of electronic, rather than paper, transactions being processed. The bad debt charge in Commercial Banking fell by £5m compared to 2003, reflecting the good quality of our commercial lending.

Pre-tax profit in Treasury was £60m (2003: £47m). Treasury's financial performance for reporting purposes is included within the Treasury & Group sector.

- **Cash**

Total cash sales to financial institutions were £53.4bn, 24% higher than in 2003. We continued to increase our cash sales customer base during 2004, and we completed negotiations successfully with Abbey to provide their ATM and branch cash requirements. The provision of cash to Abbey commenced in November 2004.

Cash handling deposits in 2004 were £59bn, slightly lower than in 2003, reflecting the cash sales-led strategy we have adopted. The number of cheques processed continued to decline, reducing by over 8.5m to 43.5m in 2004. During the first half of 2004 we signed new cash contracts with the Post Office. These agreements enabled us to deliver some one-off cost savings during 2004.

Since its creation in 1968, Girobank has processed benefit payments for the UK Government. This is an important business line for our commercial bank. The number of benefit payments we processed in 2004 was slightly lower than in 2003, as benefit payments are increasingly being paid directly into the recipient's bank account. During 2005, however, we anticipate the number of benefit payments will increase as a result of the Department of Work and Pensions rationalising their banking arrangements. The processing of benefit payments is a high cost but value-adding business, although the anticipated increase in Wholesale Banking profit in 2005 will not be significant.

We are planning to continue to grow our cash business through our cash sales-led strategy. This will partially offset continued declining returns from our traditional cash handling and bill payments businesses in the future. We continue to look at opportunities to improve the efficiency of this business, and maintain its high return on capital.

- **Lending**

During 2004 our commercial lending balances increased by £0.6bn to £4.7bn. Asset quality across the book remains good with 0.33% of loans over 30 days in arrears at the end of December 2004 (December 2003: 0.68%).

The £600m increase in commercial lending balances was after a further £170m reduction in the balances of the higher margin small ticket leasing sectors, which we announced in 2003 we were exiting. The run-off is

expected to take up to a further three years to complete, with £250m of balances outstanding at the end of December 2004.

Commercial lending is an increasingly important driver of Wholesale Banking's profits. During 2004 we continued to take a responsible approach to growing our lending book and are planning for future growth. We have identified a number of sectors of the commercial lending market in which we are under-represented and are currently developing plans to increase our presence without reducing our good asset quality. For example, we have strong links with the public sector and see significant potential for further growth in this area, as well as in adjacent areas such as Private Finance Initiatives.

- **Business banking**

Business banking current account openings increased by around 50% to more than 16,000 (2003: 11,000). We opened around 6,000 community accounts in 2004 (2003: 8,000). At the end of 2004 we had 64,000 Business banking current accounts (2003: 58,000) and 105,000 community accounts (2003: 101,000).

Our new marketing and sales processes, positioning Alliance & Leicester Commercial Bank as the 'A+Lternative Business Bank', are being rolled out across the UK in 2005 following the successful pilot in the Central region of England in 2004. This roll-out, together with an increased focus on customers with a turnover of up to £10m, rather than £1m as previously, will provide the basis for additional growth in Business banking. The opening of five business centres across the country will support our plans to further enhance this franchise.

- **Treasury**

Pre-tax profit in Treasury was £60m (2003: £47m), with total income £13m higher. During the year Treasury benefited from an increase in the number of structured finance transactions completed.

Treasury have continued to manage the Group's liquidity, funding and hedging requirements successfully, and asset quality remains strong with 97% (December 2003: 96%) of exposures having a long term credit rating at or above single 'A'.

- **Non-core product lines**

In April 2004 we completed the sale of our merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This resulted in a net profit of £52m after taking into account the costs of exiting existing contracts, fixed asset write-offs, provisions and transaction costs. The £52m is being accounted for as a non-operating FRS 3 exceptional item. As part of the contract Nova provides an Alliance & Leicester branded merchant acquisition service. As a result of the sale of the business, Commercial Banking income was reduced by around £14m, and operating costs reduced by around £9m, compared to 2003.

4.3 GROUP REVIEW

- **Capital**

In 2004 we bought back 17.6m shares at a cost of £153m, reducing our equity tier 1 capital ratio to 7.2%. During 2005 we plan to continue to manage our equity tier 1 ratio at around 7% on a regulatory basis.

In March 2004 we issued £300m of non-equity tier 1 capital. This has resulted in our total tier 1 capital ratio increasing from 7.4% at the end of 2003 to 8.4% at the end of December 2004.

We will continue to manage our capital base proactively in the future and plan for a further share buyback in 2005. We expect this buyback to be significantly smaller than in 2004 and to commence in the second half of the year, following the finalisation, auditing, and announcement of our 2004 results under IFRS in May 2005.

- **Strategic investment costs**

During 2004 one-off strategic investment expenditure was £8m. This expenditure completes the investment programme set out at the launch of our strategy in 2000.

We will continue to invest in the Group's development, the cost of which will be managed within our 'business as usual' cost base in 2005 and beyond.

- **Basel 2**

We continue to make good progress to ensure that we meet all the necessary criteria to maximise the benefits from Basel 2. We intend to adopt an Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies we continue to expect a reduction in risk weighted assets under the new rules.

- **International Financial Reporting Standards (IFRS)**

We are currently working on restating our 2004 results on an IFRS basis. This will form the 2004 comparative results which we will disclose in the 2005 interim and annual results. These restatements will be on both a statutory basis (excluding IAS 39) and a proforma basis (including the impact of IAS 39, other than hedge ineffectiveness). They will also include the restated opening reserves positions at 1 January 2004 and 1 January 2005.

The Group is planning to provide this 2004 information in an announcement to be issued towards the end of May 2005, giving an explanation of the changes from UK GAAP to IFRS. At this point the IFRS statutory comparative figures and opening reserves will have been audited.

Overall, the impact on the Group 2004 proforma profit and loss account and 2005 opening reserves is not expected to be significant. Pre-tax profit is expected to reduce by between £10m and £30m, less than 5% of total pre-tax profit. Earnings per share will be reduced by a similar proportion. The impact on opening reserves at 1 January 2005 is an estimated change of between plus and minus £25m, less than 5% of opening reserves. In addition, the beneficial impact on the Group's regulatory capital at 1 January 2005 will be between £0 and £50m. Further details are shown in Appendix 10.

5. BUSINESS VOLUMES

		Year ended 31.12.04	Year ended 31.12.03
RETAIL BANKING			
Residential Mortgages			
Gross lending	£bn	8.7	8.1
Market share of gross lending		*3.0%*	*3.0%*
Net lending	£bn	2.5	2.0
Market share of net lending		*2.4%*	*2.0%*
Mortgage balances	£bn	27.9	25.5
Market share of mortgage balances		*3.2%*	*3.3%*
Savings			
Personal customer deposit balances	£bn	19.5	18.9
Current Accounts			
New accounts opened	'000	228	183
Total no. active accounts	m	1.44	1.38
Personal Unsecured Loans			
Gross advances	£m	2,346	1,904
Balances	£m	3,063	2,471
COMMERCIAL BANKING			
Cash			
Sales of cash to financial institutions	£bn	53.4	43.2
Cash handled	£bn	58.8	61.1
Cheques handled	£bn	18.1	20.3
Lending			
Balances	£bn	4.7	4.1
Business Banking			
New business banking accounts opened	'000	16	11
Business banking accounts on file	'000	64	58
New Community accounts opened	'000	6	8
Community accounts on file	'000	105	101

6. STRATEGIC TARGETS

6.1 Completion of strategic targets 2000 – 2004

Since we launched our strategy in 2000, we have been delivering against a set of strategic objectives. These objectives were all successfully achieved by the end of 2004.

The Group achieved its primary target in 2004 of:

- **Double digit percentage growth in underlying basic earnings per share**

Underlying basic earnings per share increased by 12% compared to 2003. Underlying basic earnings per share were 88.2p, whilst basic earnings per share were 95.8p. Underlying basic earnings per share is defined as excluding the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but including the operating FRS3 exceptional item (the one-off costs of £9m arising from the rationalisation of the branch network).

We also achieved each of our supporting objectives of:

- **Accelerating revenue growth**

Group revenues on a like for like basis (excluding merchant acquisition revenues in 2003 and 2004 and any distortion from significant property disposals) were 2.7% higher than in 2003. This is a faster rate of growth than the 2.5% achieved in 2003.

Total Group revenues increased by 2% in 2004. These include £7m of revenue from our merchant acquisition business prior to its sale in April 2004 (2003: £21m) and £4m (2003: £nil) from the sale of a branch in Edinburgh in the first half of 2004.

- **Delivering our targeted cost base**

Operating costs (excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network) were £707m in 2004, £6m lower than the £713m in 2003. This reflects our focus on controlling costs and is a better performance than our target of keeping 2004 costs broadly similar to 2003.

Our software accounting policy has been changed from immediate write-off to capitalisation, consistent with the requirements of IFRS. If the impact of the change in accounting policy for software costs is excluded, operating costs would have been £712m in 2004, similar to 2003.

We have also delivered £109m of core operating cost savings, exceeding our £100m target (announced in 2000 and based on 2000 business volumes and prices).

- **Improved capital efficiency**

During 2004 we bought back 17.6m shares at a cost of £153m, reducing our equity tier 1 capital ratio to 7.2% and achieving our goal of reducing the ratio towards the lower end of a 7.0% to 7.5% range. In March 2004 we issued £300m of non-equity tier 1 capital. This resulted in our total tier 1 capital ratio increasing from 7.4% at the end of 2003 to 8.4% at the end of December 2004.

6.2 Strategic objectives 2005 – 2007

Over the next three year period we aim to grow our franchise, to improve our cost efficiency further, and to continue to deliver a strong return on equity, whilst maintaining above average asset quality.

We are specifically targeting a single quantified external target of a Group post-tax return on equity tier 1 capital of 20%, plus or minus 3%, in each of the next three years on an IFRS basis. This will be after excluding impacts

arising from fair valuing derivatives under IAS 39. Achieving this should continue to place us in the top tier of European banks on this measure.

7. FINANCIAL REVIEW

7.1 RESULTS BY BUSINESS SECTOR

The contribution to pre-tax profit by each business sector is set out below.

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Mortgage Lending & Investments (MLI)	110	130	240	250
Personal Banking	103	103	206	191
Retail Banking	213	233	446	441
Commercial Banking	48	43	91	80
Treasury & Group	11	16	27	22
Strategic investment costs	(4)	(4)	(8)	(18)
Operating profit	268	288	556	525
Profit on sale of merchant acquisition business	52	-	52	-
Profit before tax	320	288	608	525

Group pre-tax profit was £608m, up 16% on 2003.

Pre-tax operating profit, excluding the profit on sale of the merchant acquisition business, was £556m, up 6% on 2003. This includes the one-off costs of £9m relating to the rationalisation of the branch network, which are being treated as an FRS 3 operating exceptional item, and a £5m benefit from capitalising software costs following a change in accounting policy from immediate write-off to capitalisation.

7.1.1 RETAIL BANKING

		Year ended 31.12.04	Year ended 31.12.03
Net interest income	£m	556	588
Non-interest income	£m	370	318
Total income	£m	926	906
Operating expenses	£m	(417)	(416)
Exceptional costs arising from rationalisation of the branch network	£m	(9)	-
Operating costs	£m	(426)	(416)
Bad debt provisions	£m	(54)	(49)
Profit before tax	£m	446	441
Profit before tax:			
MLI (Note 1)	£m	240	250
Personal Banking	£m	206	191
Retail Banking	£m	446	441
Net interest margin:			
MLI	%	1.08	1.40
Personal Banking	%	3.93	4.23
Retail Banking	%	1.57	1.88
Mean interest-earning assets:			
MLI	£m	29,416	25,898
Personal Banking	£m	6,078	5,332
Retail Banking	£m	35,494	31,230
Cost:income ratio (Note 2)			
MLI	%	46.9	45.8
Retail Banking	%	45.1	46.0

(Note 1) Mortgage Lending & Investments (MLI).

(Note 2) This excludes the £9m exceptional costs relating to the rationalisation of the branch network in 2004. The total cost:income ratios for 2004, including these costs, are 48.8% for MLI and 46.1% for Retail Banking.

Retail Banking pre-tax profit of £446m was £5m higher than 2003. Total income growth was 2% (£20m), whilst operating expenses, excluding one-off branch rationalisation costs, remained broadly in line with 2003. The loss charge was £5m higher than 2003, primarily due to an increased Personal Banking charge, reflecting growth in balances.

MLI pre-tax profit of £240m was £10m lower than 2003, reflecting the up-front costs associated with the higher volume of new mortgage business, and the £9m of one-off costs arising from the rationalisation of the branch network. These costs were partly offset by increased income from long term investment products, and a £4m one-off profit on the disposal of a branch property.

In the first half of 2004 we terminated the insurance agreement with our offshore captive insurance subsidiary ("ALMIG"), which resulted in the transfer of funds to Alliance & Leicester plc. This increased net interest income and the residential loss charge by £8m, with no impact on MLI profit. This increased loss charge was offset by a write back of provisions resulting from continued strong asset quality. In 2003, £6m of ALMIG related revenues were recognised.

Personal Banking pre-tax profit of £206m was £15m higher than 2003, due to growth in unsecured personal lending and current account volumes. This was partly offset by the credit card excess being lower by £15m. Our personal loans operation contributes around 40% of Personal Banking pre-tax profit.

Total revenues from our Partner 4 products were £134m (2003: £131m). Credit card revenues, including the recognition of the excess from MBNA, were £58m (2003: £70m).

Net interest income

Net interest income of £556m was £32m lower than 2003. MLI net interest of £317m was £45m lower than 2003. This reduction was partly offset by higher net interest income in Personal Banking.

The Retail Banking net interest margin in 2004 was 1.57%, compared to 1.88% in 2003. This 0.31% fall reflected a reduction in the interest spread of 0.38%, partly offset by an increase in the contribution from interest-free liabilities of 0.07%.

The MLI net interest margin fell from 1.40% in 2003 to 1.08%. The 0.32% margin reduction reflected a fall in interest spread, driven by the up-front costs of higher mortgage lending in the second half of 2003 and the first half of 2004, a fall of £1.1bn in the average value of mortgages paying standard variable rate, and an increase in the cost of funding compared to bank base rate. The value of deferred mortgage incentives on the Group balance sheet increased by £20m to £23m at the end of 2004. Further details are disclosed in Appendices 2,3 and 4.

The Personal Banking net interest margin fell from 4.23% in 2003 to 3.93%, mainly as a result of competitive market pricing on new unsecured personal lending and a reduction in the contribution from interest-free liabilities, partly offset by an improved interest spread on current accounts. A fall in the contribution from interest-free liabilities was due to a reduction in the proportion of non-interest paying current accounts. Further details are disclosed in Appendix 2.

Average interest-earning assets within Retail Banking increased by 14% in 2004 compared to 2003.

Retail Banking	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	556	588
Average balances:		
Interest-earning assets (IEA)	35,494	31,230
Financed by:		
Interest-bearing liabilities	31,926	28,011
Interest-free liabilities	3,568	3,219
Average rates:	%	%
Bank base rate	4.38	3.69
Gross yield on average IEA	5.19	4.91
Cost of interest-bearing liabilities	4.03	3.37
Interest spread	1.16	1.54
Contribution of interest-free liabilities	0.41	0.34
Net interest margin on average IEA	1.57	1.88

Non-interest income

Non-interest income increased by £52m to £370m in 2004, reflecting higher mortgage related fee income, increased income from long term investments, higher insurance commission income from unsecured personal loans, higher current account income and a £4m one-off profit on the sale of a branch property.

Included in non-interest income is £41m of the excess being recognised from the sale of our credit card accounts to MBNA (2003: £56m). Non-interest income from unsecured personal loans was £72m (2003: £64m).

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £128m of non-interest income. This was £4m higher than 2003, reflecting higher income from long term investment products, partly offset by a £15m reduction in the credit card excess recognised.

Operating expenses
Operating expenses of £417m remained broadly in line with 2003. The costs associated with growth in business volumes and inflation were largely offset by lower customer acquisition and servicing costs. Including £9m of exceptional costs arising from the closure of 46 branches in 2004, total operating costs increased by just over 2% to £426m.

The cost:income ratio, excluding the £9m of exceptional costs from the branch rationalisation programme, was 45.1%, 0.9% lower than 2003.

Bad debt provisions
The charge for bad and doubtful debts increased by £5m to £54m. This reflects a £7m increase in the Personal Banking charge to £50m, due to the growth in balances.

The MLI charge decreased by £2m to £4m. During the year the insurance agreement with our offshore captive insurance subsidiary ("ALMIG") was terminated. This termination resulted in the transfer of funds from ALMIG to Alliance & Leicester plc, which increased MLI provisions and revenues by £8m. This compares with a transfer of funds of £6m in 2003. Continued strong asset quality performance resulted in a £4m write back of mortgage provisions in the second half of 2004.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 4% since December 2003 and at 31 December 2004 represented 0.02% of mortgage balances. For unsecured personal lending the value of loans over 30 days in arrears as a percentage of total loans was 4.2%, more than 40% lower than the average for Finance and Leasing Association members.

7.1.2 COMMERCIAL BANKING

		Year ended 31.12.04	Year ended 31.12.03
Net interest income	£m	88	88
Non-interest income	£m	316	313
Total income	£m	404	401
Operating expenses	£m	(238)	(255)
Depreciation on operating lease assets	£m	(70)	(56)
Bad debt provisions	£m	(5)	(10)
Operating profit	£m	91	80
Net interest margin (Notes 1&2)	%	1.81	2.06
Mean interest-earning assets (Note 3)	£m	6,151	5,535
Cost:income ratio (Notes 4&5)	%	71.1	73.7

(Note 1) As mentioned in section 3 the net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1 53% (2003: 1.70%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £379m (2003: £372m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 76.1% (2003: 77.4%).

Operating profit for Commercial Banking increased by 13% to £91m. Pre-tax profit, including the £52m profit on the sale of the merchant acquisition business, was £143m (2003: £80m).

Net interest income
Net interest income remained in line with 2003 at £88m. Interest-earning assets increased by 11% in 2004 as a result of growth in lending balances. The average margin decreased from 2.06% in 2003 to 1.81%, reflecting the focus on higher quality, lower margin commercial lending and the run-off of the small ticket leasing balances.

Non-interest income
Non-interest income increased by £3m to £316m. Income increased in our operating lease and cash businesses. Income reduced in merchant services following the sale of the business, and in bill payments, due to a declining number of higher margin paper transactions.

Operating expenses
Operating expenses decreased by £17m to £238m, reflecting lower merchant acquiring costs, lower paper processing costs and one-off cost savings relating to the conclusion of contractual negotiations with the Post Office.

Depreciation on operating lease assets
Although operating lease balances were similar to 2003, depreciation increased by £14m to £70m, reflecting the maturity of the book. Operating lease assets incur a higher depreciation charge towards the latter stages of their term.

Bad debt provisions
The charge for bad and doubtful debts decreased from £10m to £5m, with lower specific provisions reflecting the good quality of our commercial lending.

7.1.3 TREASURY & GROUP

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	65	62
Non-interest income	5	4
Total income	70	66
Operating expenses	(43)	(42)
Bad debt provisions	-	(2)
Profit before tax	27	22
Total mean interest-earning assets	29,522	25,983
External mean interest-earning assets	13,135	11,837

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by £13m compared with 2003, reflecting the benefit of an increased number of structured finance transactions and growth in the medium term asset book. This was partly offset by lower earnings on our excess capital, mainly due to share buybacks and the increased cost of debt capital resulting from the issue of non-equity tier 1.

Non-interest income
Non-interest income of £5m was broadly similar to 2003.

Operating expenses
Operating expenses remain broadly in line with 2003.

Bad debt provisions
There was no charge for bad and doubtful debts in the year.

7.2 RESULTS BY PROFIT AND LOSS CATEGORY

SUMMARY PROFIT AND LOSS ACCOUNT

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	343	366	709	738
Non-interest income	350	341	691	635
Total income	693	707	1,400	1,373
Core expenses:				
Administrative expenses	(331)	(336)	(667)	(678)
Depreciation on assets other than operating lease assets	(16)	(15)	(31)	(35)
Operating expenses	(347)	(351)	(698)	(713)
Exceptional costs arising from the rationalisation of the branch network	(10)	1	(9)	-
Operating costs	(357)	(350)	(707)	(713)
Non-core expenses:				
Administrative expenses - strategic investment costs	(4)	(4)	(8)	(18)
Depreciation on operating lease assets	(31)	(39)	(70)	(56)
Bad debt provisions	(33)	(26)	(59)	(61)
Operating profit	268	288	556	525
Profit on sale of merchant acquisition business	52	-	52	-
Profit before tax	320	288	608	525
Taxation	(90)	(78)	(168)	(146)
Profit after tax	230	210	440	379
Basic earnings per share	49.6p	46.2p	95.8p	79.0p
Underlying basic earnings per share	42.0p	46.2p	88.2p	79.0p

Group pre-tax profit for the year was £608m, up 16% on 2003.

Basic earnings per share increased by 21% to 95.8p. Underlying basic earnings per share, excluding the profit on the sale of the merchant acquiring business, increased by 12% to 88.2p.

7.3 NET INTEREST INCOME

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets:

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	343	366	709	738
Net income on operating lease assets	12	11	23	26
Net interest income including income on operating lease assets	355	377	732	764
Average balances:				
Interest-earning assets (IEA) (Note 1)	46,825	49,593	48,217	42,564
Financed by:				
Interest-bearing liabilities	41,794	44,294	43,051	37,404
Interest-free liabilities	5,031	5,299	5,166	5,160
Average rates:	%	%	%	%
Bank base rate	4.06	4.70	4.38	3.69
Gross yield on average IEA	4.59	5.08	4.84	4.45
Cost of interest-bearing liabilities	3.43	3.99	3.72	3.02
Interest spread	1.16	1.09	1.12	1.43
Contribution of interest-free liabilities	0.37	0.42	0.40	0.36
Net interest margin on average IEA (Notes 2&3)	1.53	1.51	1.52	1.79

(Note 1) Average interest-earning assets excluding operating lease assets were £47,838m for the year ended 31 December 2004 (2003: £42,192m), £46,445m for the six months ended 30 June 2004 and £49,215m for the six months ended 31 December 2004.

(Note 2) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.48% for the year ended 31 December 2004 (2003: 1.75%), 1.48% for the six months ended 30 June 2004 and 1.48% for the six months ended 31 December 2004.

Group net interest income, including income on operating lease assets, was £732m, £32m lower than 2003, reflecting lower MLI income. Average total interest-earning assets were 13% higher in 2004 compared to 2003.

The net interest margin in 2004 was 1.52%, compared to 1.79% in 2003. The fall in margin of 0.27% reflects a reduction in interest spread of 0.31%, partly offset by an increase of 0.04% in the contribution from interest-free liabilities. The fall in interest spread is driven by reduced spreads in Retail Banking.

In 2005 we expect each of our core markets to grow, albeit at generally slower rates than in previous years, and the growth in our average interest earning assets in 2005 will be against this background. We also continue to plan for a narrower margin environment, with the decline in 2005 anticipated to be less than in 2004, but greater than the decline experienced in the second half of 2004 compared with the first. Factors which will influence the margin include the new business margin on unsecured personal loans, the proportion of mortgage balances paying standard variable rate and the continued run-off of the higher margin small ticket leasing balances which we announced we were exiting in 2003.

The fall in interest income in 2004 was more than offset by the increase in non-interest income, which grew by £56m.

7.4 NON-INTEREST INCOME

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Fees and commissions receivable	310	262	572	563
Fees and commissions payable	(47)	(20)	(67)	(112)
Other operating income	44	49	93	102
Operating lease income	43	50	93	82
Total	350	341	691	635

Group non-interest income of £691m was 9% higher than 2003. Excluding merchant acquiring income, non-interest income increased by 11%. This reflects higher mortgage-related fee income, higher unsecured personal loans and current account income, increased income from long term investment products and higher Commercial Banking income, partly offset by a £15m reduction in the credit card excess recognised.

The sale of the merchant acquisition business contributed to a reduction in both fees and commissions receivable and payable in the second half of 2004. Other operating income includes £41m excess from the sale of credit card accounts to MBNA (2003: £56m), and in 2005 this excess will be £34m.

7.5 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.04 £m	Six months ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Staff related expenditure	138	143	281	275
Post Office/A&L Cash Solutions	58	72	130	134
Marketing costs	32	26	58	56
Premises, equipment and other	90	86	176	181
Outsourcing costs	13	9	22	32
Core administrative expenses	331	336	667	678
Depreciation on fixed assets other than operating lease assets	16	15	31	35
Operating expenses	347	351	698	713
Exceptional costs arising from rationalisation of branch network	10	(1)	9	-
Operating costs	357	350	707	713
Non-core expenses:				
Administrative expenses - strategic investment costs	4	4	8	18
Depreciation on operating lease assets	31	39	70	56
Total	392	393	785	787

Total expenses of £785m were £2m lower than 2003, including exceptional costs arising from the rationalisation of the branch network.

The accounting policy for software development costs has been changed from immediate write-off to capitalisation, where the criteria under FRS 15 are met. This new policy is consistent with the requirements of IFRS. The change in policy has resulted in the capitalisation of £5m of software costs.

Our 2004 target was for operating costs, excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network, to be broadly similar to 2003.

Operating costs of £707m were £6m lower than 2003. If the beneficial impact of the capitalisation of £5m of software costs was excluded, operating costs would have been £712m, similar to 2003.

Our 2004 results also reflect the achievement of the £100m reduction in core costs, announced in 2000 and based on 2000 business volumes and prices. The £698m of operating expenses in 2004 included £74m of inflation related expenses, £63m of volume related expenses and £20m of cash market related costs, compared to the core cost base in 2000. The remaining core costs were £541m (2000: £650m), demonstrating that we achieved our target of £100m core cost savings.

Strategic investment costs for the year were £8m and represent the final part of the programme set out in 2000.

We intend to grow our franchise in 2005 and plan to deliver this with operating costs only increasing broadly in line with inflation. This excludes any cost increase as a result of the anticipated growth in benefit payment volumes in Wholesale Banking.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 53.7% (2003: 55.6%). Excluding strategic investment costs, and the £9m exceptional costs arising from rationalisation of the branch network, the Group core cost:income ratio was 52.5% (2003: 54.2%). Including depreciation on operating lease assets, the Group cost:income ratio was 56.1% (2003: 57.4%), with a core Group cost:income ratio of 54.8% (2003: 56.1%).

7.6 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Residential property mortgages	4	7
Other mortgages	-	(1)
Personal Banking (Note 1)	50	43
Retail Banking	54	49
Commercial Banking	5	10
Treasury & Group	-	2
Total	59	61

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards.

The loss charge for the Group reduced by £2m to £59m in 2004. The loss charge in the second half of 2004 was £26m, £7m lower than the first half of 2004.

The first half of 2004 included an increase in the residential mortgage loss charge as a result of the termination of the insurance agreement with our offshore captive insurance subsidiary. This resulted in a final transfer of funds from ALMIG to Alliance & Leicester plc, increasing the bad debt charge by £8m (2003: £6m). Continued strong asset quality resulted in a £4m write back of mortgage provisions in the second half of 2004.

The increase in the Personal Banking loss charge reflected the growth in balances, whilst a lower charge in Commercial Banking reflected the good quality of lending.

The closing balances of provisions were as follows:

	As at 31.12.04 £m	As at 31.12.03 £m
Residential property mortgages	37	32
Other mortgages	3	4
Personal Banking (Note 1)	110	115
Retail Banking	150	151
Commercial Banking	20	30
Treasury & Group	4	4
Total provisions	174	185
General	82	72
Specific	92	113
Total provisions	174	185

(Note 1) Personal Banking comprises unsecured personal loans, current accounts and credit cards.

For residential lending, the ratio of closing provisions to gross loans and advances remains at 0.13%. In addition to the £37m of residential provisions above, the Group has £9m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £46m (2003: £52m) of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The Personal Banking provision decreased from £115m to £110m. Provisions increased as a result of growth in lending balances, but this was more than offset by the sale of the remaining non-performing element of the credit card book in the first half of 2004, which removed all remaining credit card balances and provisions. The Personal Banking provision represents 3.43% of gross balances. The comparable figure for 2003, excluding credit cards, was 3.70%.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.8bn (December 2003: £1.4bn) and other commercial loans and smaller 'ticket' leases of £2.9bn (December 2003: £2.7bn). The total level of provisions at 31 December 2004 was £20m (December 2003: £30m), representing 0.4% (2003: 0.7%) of gross balances. The fall in provisions reflects principally the write off of a fully provided loan. In addition, there is a further £7m residual value provision against the carrying value of operating lease assets. The vast majority of the £1.8bn 'big ticket' portfolio is guaranteed by banks.

7.7 PENSIONS

The total charge to the Group's profits in respect of pensions was £25.4m for 2004 (2003: £24.6m). Under FRS17, at 31 December 2004 the net retirement benefits liability was £60.3m (2003: £144.1m). This includes the effect of a one-off contribution of £114m. This is explained further in Appendix 9.

7.8 TAXATION

A corporation tax rate of 30% (2003: 30%) has been used in preparing these results. The tax charge for the year of £168.1m (2003: £145.5m) represents 27.6% of profit before tax (2003: 27.7%).

Included within the £168.1m corporation tax charge is £17.3m in respect of the £52.0m profit on disposal of group operations (sale of merchant acquiring business) shown in the profit and loss account after operating profit. Excluding this, the underlying effective tax rate for 2004 was 27.1%.

7.9 DIVIDENDS

A final dividend of 32.6p per share is proposed, giving a total dividend of 48.3p for the year, up 10% on 2003. This compares to underlying basic earnings per share of 88.2p.

The underlying dividend cover in 2004 was 1.9 (2003: 1.8), based on post-tax profit excluding the sale of the merchant acquisition business, divided by dividends payable.

7.10 SUMMARY BALANCE SHEET

The structure of the consolidated balance sheet as at 31 December 2004 is shown below in summary format:

	As at 31.12.04 £m	As at 31.12.03 £m
Assets		
Cash, treasury assets and loans and advances to banks	12,784	15,289
Loans and advances to customers:		
Residential mortgages including securitised advances	28,036	25,592
Less: non-recourse finance	(95)	(127)
Other secured loans	1,659	1,265
Unsecured consumer loans	3,063	2,471
Credit card balances	-	1
Other unsecured loans	810	600
	33,473	29,802
Net investment in finance leases and hire purchase contracts	2,106	1,976
Intangible assets	3	3
Tangible fixed assets	278	281
Operating lease assets	378	375
Other assets	945	698
	49,967	48,424
Liabilities		
Deposits by banks	4,549	5,040
Customer accounts:		
Retail Banking	19,537	18,877
Commercial Banking	5,219	5,363
	24,756	24,240
Debt securities in issue	15,747	14,854
Other liabilities	2,029	1,784
Subordinated loan capital	813	812
Non-equity tier 1 capital	297	-
Shareholders' funds	1,776	1,694
	49,967	48,424

Total assets increased by almost £1.6bn in the year to £50.0bn.

Total loans to customers, including 'net investment in finance leases and hire purchase contracts' and 'operating lease assets', increased by £3.8bn to £36.0bn. Cash, treasury assets and loans and advances to banks decreased by £2.5bn to £12.8bn, partly reflecting the fall in short term money market funds following the strong inflow in December 2003. The balance sheet growth was funded primarily by an increase in customer accounts and debt securities in issue.

8. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Interest receivable :		
Interest receivable and similar income arising from debt securities	329.4	304.0
Other interest receivable and similar income	1,981.6	1,565.3
Interest payable	(1,601.9)	(1,131.4)
NET INTEREST INCOME	709.1	737.9
Fees and commissions receivable	572.2	563.0
Fees and commissions payable	(66.8)	(112.4)
Other operating income	186.1	184.6
TOTAL NON-INTEREST INCOME	691.5	635.2
OPERATING INCOME	1,400.6	1,373.1
Administrative expenses:		
Core administrative expenses and strategic investment costs	(674.8)	(696.1)
Exceptional costs arising from the rationalisation of the branch network	(9.0)	-
Total administrative expenses	(683.8)	(696.1)
Depreciation and amortisation:		
On fixed assets excluding operating lease assets	(30.9)	(35.4)
On operating lease assets	(70.5)	(56.2)
	(101.4)	(91.6)
Provisions for bad and doubtful debts	(59.1)	(60.7)
OPERATING PROFIT	556.3	524.7
Profit on disposal of group operations	52.0	-
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	608.3	524.7
Tax on profit on ordinary activities	(168.1)	(145.5)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	440.2	379.2
Minority interests – non-equity	(2.1)	(1.2)
PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS OF ALLIANCE & LEICESTER PLC	438.1	378.0
Dividends	(216.7)	(206.1)
RETAINED PROFIT FOR THE YEAR	221.4	171.9
Basic earnings per ordinary share	95.8p	79.0p
Underlying basic earnings per ordinary share	88.2p	79.0p
Diluted earnings per ordinary share	95.4p	78.5p
Dividends per ordinary share	48.3p	43.9p

There are no material gains or losses in either the current or previous financial period other than the profit for the financial year.

9. CONSOLIDATED BALANCE SHEET

	As at 31.12.04 £m	As at 31.12.03 £m
Assets		
Cash and balances at central banks	536.3	494.0
Treasury bills and other eligible bills	-	117.0
Loans and advances to banks	1,724.4	3,186.7
Items in the course of collection from other banks	116.4	125.0
Loans and advances to customers	33,470.2	29,798.9
Securitised advances	97.4	130.0
Less: non-recourse finance	(95.2)	(127.3)
	33,472.4	29,801.6
Net investment in finance leases and hire purchase contracts	2,106.4	1,975.8
Debt securities	10,523.6	11,491.5
Intangible fixed assets	2.5	3.0
Tangible fixed assets	277.5	280.9
Operating lease assets	377.6	374.7
Other assets	93.9	171.5
Prepayments and accrued income	735.8	402.7
TOTAL ASSETS	49,966.8	48,424.4
Liabilities		
Deposits by banks	4,548.5	5,040.2
Items in the course of transmission to other banks	199.4	214.9
Customer accounts	24,755.6	24,239.2
Debt securities in issue	15,747.3	14,853.7
Other liabilities	580.6	466.7
Accruals and deferred income	938.7	859.8
Provisions for liabilities and charges	306.2	240.9
Subordinated liabilities	812.7	812.1
Non-equity tier 1	297.2	-
	48,186.2	46,727.5
Minority interests – non-equity	4.8	2.7
Called up share capital	223.2	231.1
Share premium account	66.7	54.7
Capital redemption reserve	72.7	63.8
Profit and loss account	1,413.2	1,344.6
Shareholders' funds (equity)	1,775.8	1,694.2
TOTAL LIABILITIES	49,966.8	48,424.4

10. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	438.1	378.0
Dividends	(216.7)	(206.1)
Retained profit for the financial period	221.4	171.9
New shares issued	1.0	1.4
Repurchase of share capital	(152.8)	(215.1)
Share premium on issue of shares under option	12.0	16.2
Net increase/(decrease) in shareholders' funds	81.6	(25.6)
Opening shareholders' funds	1,694.2	1,719.8
Closing shareholders' funds	1,775.8	1,694.2

11. CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net cash (outflow)/inflow from operating activities	(441.4)	2,620.5
Returns on investments and servicing of finance:		
Interest paid on loan capital	(60.1)	(41.9)
Taxation	(70.9)	(92.7)
Capital expenditure and financial investment:		
Purchase of investment securities	(3,565.5)	(8,517.6)
Sale and maturity of investment securities	4,401.8	6,656.8
Purchase of tangible fixed assets	(141.5)	(145.0)
Sale of tangible fixed assets	51.1	41.6
Net cash inflow/(outflow) from capital expenditure and financial investment	745.9	(1,964.2)
Acquisitions and disposals:		
Sale of merchant acquisition business	83.5	-
Sale of credit card accounts	3.3	-
Disposals of investment in subsidiaries	2.3	55.7
Other acquisitions and disposals	(0.7)	(1.3)
Equity dividends paid	(208.0)	(199.0)
Net cash inflow before financing	53.9	377.1
Financing:		
Proceeds from issue of ordinary share capital	13.0	17.6
Repurchase of share capital	(152.8)	(215.1)
Issue of loan capital	300.0	201.8
Increase in cash	214.1	381.4

12. CAPITAL STRUCTURE

The Group's capital ratios are given in the table below:

	As at 31.12.04 £m	As at 31.12.03 £m
Tier 1:		
Equity tier 1	1,779	1,675
Non-equity tier 1	297	-
Total tier 1	2,076	1,675
Tier 2	731	788
Deductions	(5)	(30)
Total capital	2,802	2,433
Total risk weighted assets	24,620	22,629
Risk asset ratios:		
Total capital	11.4%	10.8%
Tier 1	8.4%	7.4%
Equity tier 1	7.2%	7.4%

The equity tier 1 ratio at 31 December 2004 was 7.2% (December 2003: 7.4%).

During 2004 the Group repurchased and cancelled 17.6m shares, at a total cost of £152.8m. In March 2004 the Group issued £300m of non-equity tier 1 capital, resulting in an increase in the total tier 1 ratio to 8.4% at 31 December 2004.

The fall in deductions was primarily due to the changes in legal entity structure following the ceasing of underwriting activities in our insurance businesses.

The Group's profit ratios compared to 2003 were as follows:

	Year ended 31.12.04 %	Year ended 31.12.03 %
Underlying post-tax return on equity (Note 1)	23.3	22.1
Underlying post-tax return on mean assets	0.8	0.8
Underlying post-tax return on mean risk weighted assets	1.7	1.8

(Note 1) Underlying post-tax return on equity is calculated as the profit after tax and minority interests (excluding the non-operating exceptional gain from the sale of the merchant acquisition business), divided by the mean average of the opening and closing shareholders' funds for the period.

13. APPENDICES

APPENDIX 1 : Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Mortgage Lending & Investments	Personal Banking	Retail Banking
	Year ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.04 £m	Year ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.03 £m
Net interest income	317	239	556	362	226	588
Non-interest income	159	211	370	111	207	318
Total income	476	450	926	473	433	906
Operating expenses	(223)	(194)	(417)	(217)	(199)	(416)
Exceptional costs arising from rationalisation of the branch network	(9)	-	(9)	-	-	-
Operating costs	(232)	(194)	(426)	(217)	(199)	(416)
Bad debt provisions	(4)	(50)	(54)	(6)	(43)	(49)
Profit before tax	240	206	446	250	191	441

APPENDIX 2 : Net Interest Margins

The following table includes income and balances from operating lease assets:

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group	Total Group
First Half 2004						
Net interest £m	153	118	271	55	29	355
Mean interest-earning assets £m (Note 1)	28,378	5,832	34,210	5,982	28,532	46,825
Net interest margin as % mean IEA (Notes 2&3)	1.09	4.05	1.59	1.86	0.21	1.53
Second Half 2004						
Net interest £m	164	121	285	56	36	377
Mean interest-earning assets £m (Note 1)	30,442	6,322	36,764	6,318	30,501	49,593
Net interest margin as % mean IEA (Notes 2&3)	1.07	3.82	1.54	1.77	0.23	1.51
Full Year 2004						
Net interest £m	317	239	556	111	65	732
Mean interest-earning assets £m (Note 1)	29,416	6,078	35,494	6,151	29,522	48,217
Net interest margin as % mean IEA (Notes 2&3)	1.08	3.93	1.57	1.81	0.22	1.52
First Half 2003						
Net interest £m	186	111	297	56	33	386
Mean interest-earning assets £m (Note 1)	25,310	5,136	30,446	5,255	24,849	41,111
Net interest margin as % mean IEA (Notes 2&3)	1.48	4.36	1.97	2.15	0.27	1.89
Second Half 2003						
Net interest £m	176	115	291	58	29	378
Mean interest-earning assets £m (Note 1)	26,476	5,524	32,000	5,810	27,098	43,994
Net interest margin as % mean IEA (Notes 2&3)	1.32	4.12	1.80	1.98	0.21	1.70
Full Year 2003						
Net interest £m	362	226	588	114	62	764
Mean interest-earning assets £m (Note 1)	25,898	5,332	31,230	5,535	25,983	42,564
Net interest margin as % mean IEA (Notes 2&3)	1.40	4.23	1.88	2.06	0.24	1.79

(Note 1) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £380m for the six months ended 30 June 2004, £378m for the six months ended 31 December 2004 and £379m for the year ended 31 December 2004 (£368m for the six months ended 30 June 2003, £376m for the six months ended 31 December 2003 and £372m for the year ended 31 December 2003).

(Note 2) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.53% for the six months ended 30 June 2004, 1.53% for the six months ended 31 December 2004 and 1.53% for the year ended 31 December 2004 (1.78% for the six months ended June 2003, 1.64% for the six months ended 31 December 2003 and 1.70% for the year ended 31 December 2003). For the Group, the net interest margin is 1.48% for the six months ended 30 June 2004, 1.48% for the six months ended 31 December 2004 and 1.48% for the year ended 31 December 2004

(1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003).

APPENDIX 3 : Analysis of Mortgage Lending & Investments Net Interest Margin

Mortgage Lending & Investments	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Net interest income	317	362
Average balances:		
Interest-earning assets (IEA)	29,416	25,898
Financed by:		
Interest-bearing liabilities	27,814	24,557
Interest-free liabilities	1,602	1,341
Average rates:	%	%
Bank base rate	4.38	3.69
Gross yield on average IEA	4.90	4.49
Cost of interest-bearing liabilities	4.04	3.26
Interest spread	0.86	1.23
Contribution of interest-free liabilities	0.22	0.17
Net interest margin on average IEA	1.08	1.40

APPENDIX 4 : Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, across the whole mortgage book, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Cashbacks	40	31
Variable rate discounts	197	214
Fixed and capped rate discounts	184	82
Total	421	327

Against bank base rate	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Cashbacks	40	31
Variable rate discounts	(15)	(20)
Fixed and capped rate discounts	18	7
Total	43	18

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £94m to £421m. Expressed as a discount to bank base rate, incentives increased by £25m to £43m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

Our accounting policy is generally for the cost of mortgage cashbacks, discounts and other incentives to borrowers to be charged to interest receivable in the Group's profit and loss account as incurred. However, under the accounting treatment we introduced in 2002, for those mortgage products with early repayment fees which recover the value of the initial discount, the cost to the Group of the initial discount is amortised over the early repayment period. As a result of an increase in sales of such products, together with the amortisation of costs incurred in respect of free valuation and legal fees for a number of our mortgage products since May 2004, referred to as our 'Help with Fees' option, the value of deferred mortgage incentive costs held on the Group's balance sheet has increased from £3m at the end of 2003 to £23m at the end of 2004. Under IFRS, effective from 1 January 2005, all mortgage incentives will be amortised over the average life of the mortgage product.

The variable rate discounts have an average remaining life of 23 months (December 2003: 21 months). For fixed rate discounts, the average remaining period is 18 months (December 2003: 23 months). At the end of December 2004, 66% (December 2003: 54%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by early repayment fees.

At December 2004 the value of our mortgage balances paying SVR was £5.9bn, representing 21% (December 2003: 24%) of balances, £0.1bn lower than December 2003.

APPENDIX 5 : Residential Mortgage Arrears

At 31 December 2004:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,485	0.55	87.9	0.31	3,888
10%+	527	0.12	12.8	0.04	2,932
Repossession stock	36	0.01	1.5	0.01	159
Total	3,048	0.68	102.2	0.36	6,979

At 31 December 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,561	0.58	82.5	0.32	3,743
10%+	629	0.14	15.4	0.06	3,371
Repossession stock	42	0.01	1.6	0.01	149
Total	3,232	0.73	99.5	0.39	7,263

APPENDIX 6 : Residential Lending by Type of Borrower (by value)

Borrower Type:	Year ended 31.12.04 %	Year ended 31.12.03 %
First time buyer	15	11
Next time buyer	20	31
Remortgage	58	50
Further advances	7	8
	100	100

APPENDIX 7 : Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2004 was £4,713m and is included in the following balance sheet headings:

	As at 31.12.04 £m	As at 31.12.03 £m
Loans and advances to banks	12	34
Loans and advances to customers:		
Secured loans	1,433	1,135
Other unsecured loans	784	554
Net investment in finance leases and hire purchase contracts	2,106	1,976
Operating lease assets	378	375
	4,713	4,074

APPENDIX 8 : Earnings Per Share

Basic earnings per ordinary share of 95.8p (2003: 79.0p) are calculated by dividing the Group profit attributable to shareholders of £438.1m (2003: £378.0m) by the weighted average number of ordinary shares in issue during the year of 457.2m (2003: 478.8m).

Underlying earnings per ordinary share of 88.2p (2003: 79.0p) are calculated by dividing the Group underlying profit attributable to shareholders of £403.4m (2003: £378.0m) by the weighted average number of ordinary shares in issue during the year of 457.2m (2003: 478.8m).

The diluted earnings per share of 95.4p (2003: 78.5p) is based on the total dilutive potential shares, as described below, and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Year ended 31.12.04 £m	Year ended 31.12.03 £m
Profit for the period as reported	438.1	378.0
Adjusted for:		
Exceptional gain arising from the sale of the merchant acquisition business	(52.0)	-
Less associated tax charge	17.3	-
Underlying profit for the period	403.4	378.0

The diluted earnings per share is based on the total dilutive potential shares and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Year ended 31.12.04 Number m	Year ended 31.12.03 Number m
Weighted average number of ordinary shares in issue	457.2	478.8
Weighted average dilutive options outstanding	2.2	3.0
	459.4	481.8

The total number of shares in issue at 31 December 2004 was 446m (2003: 462m).

APPENDIX 9 : Pensions

Full disclosure of pension liabilities will be given in the 2004 Annual Report & Accounts. A summary is given below.

(a) SSAP 24 disclosures

The Alliance & Leicester Pension Scheme includes funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

An independent actuarial valuation was undertaken as at 31 March 2004. At this date, the market value of scheme assets was £862m, sufficient to cover 85% of the liabilities of the Scheme.

The charge to the profit and loss account was £23.3m in 2004 (2003: £23.0m).

(b) FRS 17 disclosures

The Group continues to follow the transitional arrangements of FRS 17 'Retirement Benefits' in the 2004 accounts.

If FRS 17 had been fully adopted, the charge to the profit and loss account would have been £26.5m, £3.2m higher than under SSAP 24.

The table below sets out the balance sheet position under FRS 17:

	Value at 31.12.04 £m	Value at 31.12.03 £m
Equities	518.8	458.2
Bonds	425.0	388.6
Net current assets	118.1	3.9
Total market value of assets	1,061.9	850.7
Present value of scheme liabilities	(1,127.2)	(1,035.9)
Deficit in scheme	(65.3)	(185.2)
Post-retirement medical benefits liability	(20.8)	(20.6)
Total retirement benefits liability	(86.1)	(205.8)
Related deferred tax asset	25.8	61.7
Net retirement benefits liability	(60.3)	(144.1)

Net current assets at 31 December 2004 include a one-off contribution of £114m that was awaiting investment at that date.

After adjusting for existing balance sheet items under SSAP 24, the adoption of FRS 17 would reduce the Group's net assets by £229.6m at 31 December 2004 (December 2003: £223.6m).

APPENDIX 10: International Financial Reporting Standards

We are currently working on restating our 2004 results on an IFRS basis. This will form the 2004 comparative results which we will disclose in the 2005 interim and annual results. These restatements will be on both a statutory basis (excluding IAS 39) and a proforma basis (including the impact of IAS 39, other than hedge ineffectiveness). They will also include the restated opening reserves positions at 1 January 2004 and 1 January 2005.

The Group is planning to provide this 2004 information in an announcement to be issued towards the end of May 2005, giving an explanation of the changes from UK GAAP to IFRS. At this point the IFRS statutory comparative figures and opening reserves will have been audited.

Our view of the key areas that will be affected by IFRS, and the current estimates of these impacts, are shown in the table below. These numbers have not been audited and are therefore subject to change.

	P&L 2004 (impact on pre-tax profit)		Opening Reserves 1.1.05
	Statutory £m	Proforma £m	£m
Mortgages and Loans at Amortised Cost – IAS 39 Under UK GAAP the Group generally recognises discounts, incentives, fees and costs to profit as incurred. Under the effective interest rate rules in IAS 39, all discounts and incentives, and most fees and commissions receivable and payable are spread over the average life of the loan.	N/a	0 to +20	+50 to +100
Impairment – IAS 39 From January 2005 the Group can only provide for losses on an incurred basis. This will reduce the level of provisions held within the Group.	N/a	0 to +20	0 to +50
Re-recognition of Financial Liabilities at their contractual value Under IFRS it is not possible to de-recognise any contractual financial liability. As a consequence amounts de-recognised and taken to profit during 2004 under UK GAAP will be restated.	0 to -20	0 to -20	0 to -50
Pension Fund Deficit The pension fund deficit of £65.3m and the existing SSAP 24 prepayment of £264.1m, less associated corporation tax, will be written off to reserves.	N/a	N/a	-200 to -250
Finance Leases Finance Leases will be accounted for on a pre-tax actuarial basis rather than a post-tax basis. The overall return from a transaction will not change, but profits will be recognised later in a transaction compared to UK GAAP.	0 to -20	0 to -20	0 to -50
Operating Leases The calculation of operating lease depreciation will change from an actuarial basis to a straight line basis. This will lead to higher depreciation in the early years of a lease but lower depreciation towards the end of a lease.	0 to -20	0 to -20	0 to -50
Dividends Payable UK GAAP dividends are deducted from retained earnings in the year to which they relate. Under IFRS dividends are not recognised until approved.	N/a	N/a	+100 to +150
Fair Value of Available For Sale Assets – IAS 39 The majority of our Treasury assets will be categorised as available for sale. Any movements in fair values will go to reserves.	N/a	N/a	0 to +50
Fair Value of Derivatives – IAS 39 Derivatives will be brought on to the Balance Sheet at fair value with changes in fair value taken to the profit and loss	N/a	N/a	0 to +50

account. This will lead to profit and loss volatility, which will be mitigated by the use of hedge accounting. However, some volatility will remain, due to residual hedge ineffectiveness.	

There are a number of other IFRS adjustments which are not individually significant and have not been itemised separately.

	P&L 2004 (impact on pre-tax profit)		Opening Reserves 1.1.05
	Statutory £m	Proforma £m	£m
Group Overall Impact	-20 to -40	-10 to -30	-25 to +25

Overall, the impact on the Group 2004 proforma profit and loss account is expected to be a reduction of pre-tax profit of between £10m and £30m, less than 5% of total pre-tax profit. Earnings per share will be reduced by a similar proportion. The impact on opening reserves at 1 January 2005 is an estimated overall change of between plus and minus £25m, less than 5% of opening reserves.

Due to the different regulatory capital treatment for pensions, cashflow hedges and available for sale assets, the overall beneficial impact on regulatory capital of IFRS as at 1 January 2005 is estimated to be between £0m and £50m.

14. OTHER INFORMATION

14.1 Business Sectors

The business sectors used for external reporting are as follows:

- Retail Banking:
  This sector covers the broad range of services to retail customers, including:
  - Mortgage Lending & Investments - which consists of the mortgage lending and retail savings operations, together with related businesses such as general insurance and income from our partnership with Legal & General.
  - Personal Banking - which includes the personal current accounts, the unsecured lending subsidiary Alliance & Leicester Personal Finance Ltd, ATM operations and credit card income from our partnership with MBNA.

- Commercial Banking:
  This sector covers the broad range of services to commercial, including small business, customers. The includes Alliance & Leicester Commercial Bank plc and the asset finance subsidiary Alliance & Leicester Commercial Finance plc.

- Treasury & Group:
  This sector comprises Alliance & Leicester Group Treasury, the investment income generated by non-allocated capital, and the costs associated with corporate overheads which are not directly attributable to the other business units.

14.2 Forward Looking Statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

15. BASIS OF PREPARATION OF FINANCIAL INFORMATION

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It includes abridged details from the statutory accounts for the year ended 31 December 2004 which have been reported on by the auditors and will be filed with the Registrar of Companies for England and Wales. The report of the auditors was unqualified and did not contain a statement under Sections 237(2) and (3) of the Companies Act 1985. This announcement was approved by the Board of directors on 24 February 2005.

16. SHAREHOLDER INFORMATION

Financial Calendar

Ex dividend date for final dividend	Wednesday 6 April 2005
Record date for final dividend	Friday 8 April 2005
Annual General Meeting	Tuesday 3 May 2005
Payment date for final dividend	Monday 9 May 2005
Provisional date for IFRS re-statements	Friday 27 May 2005
Provisional date for interim results to be announced	Tuesday 2 August 2005
Provisional ex dividend date for interim dividend	Wednesday 7 September 2005
Provisional record date for interim dividend	Friday 9 September 2005
Provisional payment date for interim dividend	Monday 10 October 2005
Provisional date for preliminary results 2005 to be announced	Friday 24 February 2006

Dividends

Interim dividend 2003	14.3p
Final dividend 2003	29.6p
Interim dividend 2004	15.7p
Proposed final dividend 2004	32.6p

17. CONTACTS

Should you have any queries please contact: -

Mark Jones
Head of Investor Relations Tel: 0116 200 4492

Stuart Dawkins
Director of Corporate Communications Tel: 0116 200 3088

Mark Browne
Head of Financial Relations and Reporting Tel: 0116 200 2123

Press Office Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7am on 25 February 2005.

A presentation of the results for analysts and investors will be given on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk). Later in the day an archive version of the presentation, slides and audio, will be available on the Alliance & Leicester corporate web site and also on the Bloomberg platform. To access the presentation on Bloomberg, enter AALI and press GO.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL.
Company No: 3263713. Registered in England.

END

File No.82-4964

SHARE BUY BACKS
December 2004

Alliance & Leicester PLC
16 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 December 2004 it purchased for cancellation 150,000 of its ordinary shares at a price of 900.0678p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
17 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 December 2004 it purchased for cancellation 220,000 of its ordinary shares at a price of 896.2763p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
20 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 December 2004 it purchased for cancellation 160,000 of its ordinary shares at a price of 902.9405p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
21 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 21 December 2004 it purchased for
cancellation 185,000 of its ordinary shares at a price of 902.2233p per ordinary
share from Cazenove & Co. Ltd

Alliance & Leicester PLC
22 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 December 2004 it purchased for
cancellation 73,000 of its ordinary shares at a price of 906.4469p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
08 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 8 December 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 891.9652p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
07 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 7 December 2004 it
purchased for
cancellation 200,000 of its ordinary shares at a price of 889.9p per
ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
06 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 6 December 2004 it
purchased for
cancellation 160,000 of its ordinary shares at a price of 880.8863p
per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
02 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 2 December 2004 it
purchased for
cancellation 200,000 of its ordinary shares at a price of 884.45p per
ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
01 December 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 1 December 2004 it
purchased for
cancellation 110,000 of its ordinary shares at a price of 863.4696p
per ordinary
share from Cazenove & Co. Ltd.

File No.82-4964

Alliance & Leicester Trading Statement and Strategic Objectives

Alliance & Leicester will be holding a conference call for analysts and investors at 9.00am today, to update the market on its trading during the first nine months of 2004 and objectives for the period 2005 – 2007. This statement sets out the main information being provided in the conference call and subsequent analyst meetings.

Alliance & Leicester's overall performance to date in 2004 is in line with market expectations (Note 1).

A growing business franchise

The first nine months of 2004 have seen growth in Alliance & Leicester's franchise, with sales of all our core products increasing.

The launch of our Premier Plus current account in July has helped us to continue to grow the value of our current account base, with sales of new current accounts in the first nine months of 2004 similar to the number opened in the whole of 2003.

Personal customer deposit balances were around £0.5bn higher at the end of September 2004 than at the end of 2003, including strong growth in the balances of our Online Saver account launched in May 2004.

Unsecured personal loan gross advances in the first nine months of 2004 were £1.8bn, 14% higher than in the same period last year. This growth continues to be achieved without any relaxation in our credit assessment criteria.

The UK mortgage market has seen a significant slow-down in the third quarter of 2004, with net lending for the quarter around 3% lower than in the same period in 2003 compared with an increase of around 20% in the first half of the year. The introduction of mortgage regulation on 31 October did, as we anticipated, cause a further temporary dampening of demand at the beginning of November, as the market implemented new processes to ensure compliance with the new rules.

Our mortgage business has grown, with gross mortgage lending of £7.6bn in the first nine months of 2004, a market share of 3.3%, and net mortgage lending of around £2.8bn, a market share of 3.5%. This compares with a market share of gross mortgage lending of 2.9% and net lending of 1.8% in the same period last year. Alliance & Leicester's mortgage strategy continues to be that of a responsible lender, targeting profitable and high quality lending. We continue to avoid lending in the buy to let, sub-prime, and income non-verified (including 'fast track') sectors of the market.

Our sales of long-term investment products and general insurance policies (household and mortgage payment protection products) were higher in the first nine months of 2004 than in the same period in 2003. Our sales of life assurance products in the first nine months of 2004 were slightly lower than in the same period of 2003. Sales of new credit cards were lower in the first nine months of 2004 than in the same period in 2003, although sales of cards through Alliance & Leicester's own branches continue to be higher than in 2003.

In Wholesale Banking, the value of cash sales increased by around 20% in the first nine months of 2004, and we have recently successfully completed negotiations with Abbey to provide all of their ATM and branch cash requirements. Our commercial lending balances have increased by more than £300m, to £4.4bn, during the first nine months. Business banking account openings in the first nine months were more than 20% higher than for the same period in 2003.

Across the Group, the growth in our franchise has been achieved without any reduction in our asset quality, which remains strong in each of our business sectors.

The proportion of mortgage accounts in arrears remains significantly below both our December 2003 levels and industry averages. The full year loss charge for Mortgage Lending & Investments is expected to be slightly lower than in 2003, reflecting the excellent quality of our mortgage assets.

Asset quality within our personal unsecured lending book remains very strong. The Personal Banking loss charge for the second half of 2004 is expected to be slightly higher than the £23m charged in the first half of 2004, reflecting growth in the book.

Within Commercial Banking, the loss charge in the second half of 2004 is expected to be broadly similar to the £3m charge in first half of 2004.

Progress against strategic objectives for 2004

Since the launch of our strategy in 2000, we have operated with a series of strategic targets which take us through to the end of 2004.

Our primary target for 2004 is to achieve double digit percentage growth in underlying basic earnings per share. We are on track to achieve this target and each of our supporting targets for the full year.

- Revenue

As we stated in July, our target of accelerated revenue growth (Note 2) is the most difficult of our targets to achieve, however we continue to make progress and remain on track to meet the target, delivering accelerating like for like annual income growth in 2004.

Total Group revenues increased by 0.6% in the first nine months of 2004 compared to the same period in 2003, whilst revenue growth on a like for like basis for the same period was 0.9%. Revenues during the year can show volatility, particularly in our Wholesale Banking division where individual transactions can create a significant contribution to the Group's total revenue growth. A number of these transactions complete in our commercial bank in the fourth quarter of 2004, and by the end of November like for like revenue growth year-to-date was 2.3%.

Group non-interest income grew by around 10% in the first nine months of 2004.

Average interest earning assets for the Group for the first nine months of 2004 were almost 12% higher than the average for the whole of 2003. The Group net interest margin was 1.50% for the first nine months of 2004. We expect it to be around this level for the full year.

The Mortgage Lending & Investments net interest margin for the first nine months of 2004 was 1.06%. The Personal Banking net interest margin for the first nine months of 2004 was 3.96%, lower than in the first half of 2004 and reflecting the continuing competitive pricing in the personal loans market and our strategy of targeting high quality assets. The Commercial Banking net interest margin for the first nine months of the year was 1.82%, broadly similar to the first half of 2004.

- Costs

We are on track and confident of achieving our 2004 cost target of operating costs being broadly similar to 2003 (Note 3). Our 2004 results are also on track to reflect the achievement of the £100m reduction in core costs based on 2000 business volumes and prices.

We continue to expect the cost of the final part of the strategic investment programme announced in 2000 to be around £8m in 2004, with £4m being incurred in the second half of the year.

- Capital

Our share buyback programme has continued in the second half of 2004 and, as at 14 December, we had bought back 16.7m shares during the year at a cost of £143.8m. We are confident that by the end of 2004 our equity tier 1 ratio will be towards the lower end of our 7.0% to 7.5% target range. We will continue to manage our capital base pro-actively and, subject to refinement on the impacts of International Accounting Standards (IAS), anticipate giving further details of our smaller 2005 share buyback programme in February.

International Accounting Standards

We are on track to be able to restate our 2004 results under IAS and we are planning to issue these in Q2 2005 ahead of our 2005 interim results announcement. The most significant impact of IAS will be to alter the timing with which certain items are reflected in our financial results. Excluding any volatility arising from the IAS39 hedging rules, we do not anticipate the implementation of IAS to lead to significant changes to our overall level of equity tier 1 capital or our overall Group pre- or post-tax profits compared to those under UK GAAP standards.

Basel 2

We continue to make good progress to ensure that we meet all the necessary criteria to maximise the benefits from Basel 2. We intend to adopt an Internal Ratings Based (IRB) approach for credit risk and have implemented the core credit models to ensure compliance with Pillar 1 of the accord. The models are now embedded within our risk management processes. Given the high quality of our balance sheet and our responsible lending policies we continue to expect a reduction in risk weighted assets under the new rules.

Outlook

The implementation of our strategy has generated good returns for shareholders since its launch in 2000 and we have performed well against the detailed targets we set ourselves. We have grown our chosen franchises, significantly improved our cost efficiency and maintained a return on equity considerably higher than the average for European banks. This has been achieved whilst maintaining strong asset quality, as has recently been recognised by the upgrade of our long-term credit rating by Moody's to Aa3.

In general, the outlook for our core markets over the next few years is one of growth, but at generally slower rates than seen in recent years. In the current economic cycle, we anticipate that interest rates will peak at around 5%, that the recent signs of slowing in the mortgage and housing markets will continue, and that competition in UK retail banking will remain strong. We expect net UK mortgage lending of around £90bn in 2005, compared with over £100bn achieved in 2003 and estimated for 2004.

Against that backdrop, Alliance & Leicester's strategy and vision remain unchanged.

In our Retail Banking business, we will continue to develop and implement our 'direct bank with a high street presence' business model, allowing us to continue to offer our customers better value products than our competitors and to deliver valuable franchise growth.

In Wholesale Banking, our lending and business banking operations will be the key drivers of profit growth and between them currently contribute around 60% of Commercial Banking's profits. We will continue to grow our cash business through our cash-sales led strategy, partially offsetting continued declining returns from our traditional cash handling and bill payments markets in the future.

We continue to plan for narrower margins within Retail Banking and the Group as a whole, although the rate of reduction will reflect a slower rate of decline in the proportion of mortgages paying standard variable rate.

Our credit posture leaves us well positioned should there be more difficult credit conditions in the market in future years. In addition, whilst we will continue to focus on delivering high quality returns to our shareholders and maintaining above average asset quality, we do see opportunities for additional revenue growth across the Group by entering segments adjacent to our core markets in the future.

Strategic objectives 2005-2007

Over the next three year period we aim to continue to increase our franchise, to improve our cost efficiency further and to continue to deliver a strong return on equity, whilst maintaining above-average asset quality.

We are quantifying one of these objectives to deliver a Group post-tax return on equity tier 1 capital of 20%, plus or minus 3%, in each of the next three years on an IAS basis. This will be after excluding impacts arising from fair valuing derivatives under IAS39.

Quote from Richard Pym, Group Chief Executive

Commenting on the current performance of the Group, Richard Pym, Group Chief Executive, said:

"During 2004 we have achieved good franchise growth whilst maintaining strong asset quality across the business. We are on track to deliver double-digit growth in earnings per share this year and to meet all our strategic targets.

"We believe growth in our core markets will continue, albeit at generally slower rates than seen in recent years, and we see no easing in competitiveness in UK banking. Against this background, Alliance & Leicester is in good shape for the future - our vision and strategy remain unchanged.

"Through our business model of being a 'direct bank with a high street presence' we will continue to offer good value products to our customers and deliver our strategic objectives of growing our franchise in our chosen markets, further improving our cost efficiency and delivering a strong return on equity, whilst maintaining above average asset quality."

Notes

1. On 1 December 2004, analysts' forecasts for pre-tax profit for the year ending 31 December 2004 ranged from £529m to £558m, with a consensus of £549m. These forecasts exclude the £52m pre-tax profit on the sale of our merchant acquisition business, which is an FRS3 non-operating exceptional item.

2. We continue to target accelerating annual income growth in 2004 on a like for like basis (removing the distortion from any significant property rationalisations and the sale of our merchant acquisition business). Using this definition, full year income growth in 2003 was 2.5%.

3. We are targeting our 2004 operating costs to be broadly similar to 2003. Operating costs exclude depreciation on operating lease assets and the one-off costs associated with the strategic investment programme announced in 2000, but include the one-off costs announced in July 2004 relating to the reduction in the size of the branch network which are being treated as an FRS 3 operating exceptional item.

Conference Call details

A conference call for analysts and investors will take place at 9.00 am today (15 December). To access the call, please call +44-(0)-207-365-8426 and ask for the Alliance & Leicester Pre Close conference call. The call will also be broadcast via www.alliance-leicester-group.co.uk .

A replay of the conference call will be available on the website, or by calling +44-(0)-207-365-8427 and keying in the pass number 21030867.

Timetable and contacts

25 February 2005	Preliminary Results for the 12 months ending 31 December 2004
2 August 2005	Interim Results for the 6 months ending 30 June 2005 (a revised date to that previously announced)

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Disclaimer

This announcement contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

File No.82-4964

SHARE BUY BACKS
November 2004

Alliance & Leicester PLC
30 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 855.6056p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
29 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 29 November 2004 it purchased for cancellation 150,000 of its ordinary shares at a price of 863.0869p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
26 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 26 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 857.0333p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
25 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 25 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 858.3681p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
24 November 2004 .

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 24 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 858.3459p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
23 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 863.7023p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
22 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 November 2004 it purchased for cancellation 150,000 of its ordinary shares at a price of 862.7066p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
19 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 November 2004 it
purchased for
cancellation 150,000 of its ordinary shares at a price of 868.0402p
per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
18 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 November 2004 it
purchased for
cancellation 150,000 of its ordinary shares at a price of 873.3831p
per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
16 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 November 2004 it
purchased for
cancellation 200,000 of its ordinary shares at a price of 867.2463p
per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
15 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 15 November 2004 it
purchased for
cancellation 150,000 of its ordinary shares at a price of 871.5946p
per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
12 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 November 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 872.0688p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
11 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 November 2004 it purchased for cancellation 110,000 of its ordinary shares at a price of 875p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
11 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 November 2004 it purchased for cancellation 110,000 of its ordinary shares at a price of 875p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
08 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 8 November 2004 it purchased for cancellation 150,000 of its ordinary shares at a price of 867.4378p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
05 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 5 November 2004 it purchased for
cancellation 150,000 of its ordinary shares at a price of 878.61p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
04 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 4 November 2004 it purchased for
cancellation 150,000 of its ordinary shares at a price of 872.4933p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
03 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 3 November 2004 it purchased for
cancellation 150,000 of its ordinary shares at a price of 873.7714p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
02 November 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 2 November 2004 it purchased for cancellation 150,000 of its ordinary shares at a price of 868.6085p per ordinary share from Cazenove & Co. Ltd.

RECEIVED
2005 JUL 15 A 9:
FICE OF INT
CORPORATE F

File No.82-4964

Board Changes

The board of Alliance & Leicester plc today accepted the resignation of Frances Cairncross, with effect from 31 December 2004. Ms Cairncross is leaving the Group in order to concentrate on her recent appointment as Rector of Exeter College, Oxford

Commenting on Ms Cairncross's departure, John Windeler, Chairman said: "We will greatly miss the valuable contribution Frances has made to the Group over the past twelve years and we wish her every success in her new role."

25 Nov 2004

File No.82-496

SHARE BUY BACKS
October 2004

Alliance & Leicester PLC
29 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 29 October 2004 it purchased for cancellation 250,000 of its ordinary shares at a price of 862.1252p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
27 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 October 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 873.5682p per ordinary share from Cazenove & Co. Ltd

---

Alliance & Leicester PLC
26 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 26 October 2004 it purchased for cancellation 250,000 of its ordinary shares at a price of 865.1559p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
25 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 25 October 2004 it purchased for cancellation 250,000 of its ordinary shares at a price of 862.87p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
22 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 October 2004 it purchased for cancellation 200,000 of its ordinary shares at a price of 864.1075p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
21 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 21 October 2004, it purchased for cancellation 250,000 of its ordinary shares at a price of 868.2595p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
20 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 October 2004, it purchased for cancellation 500,000 of its ordinary shares at a price of 881.0623p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

19 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 October 2004, it purchased for
cancellation 250,000 of its ordinary shares at a price of 897.1107p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

18 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 October 2004, it purchased for
cancellation 200,000 of its ordinary shares at a price of 896.4997p per ordinary
share from Morgan Stanley Securities Limited

Alliance & Leicester PLC

15 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 15 October 2004, it purchased for
cancellation 400,000 of its ordinary shares at a price of 892.2273 per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

13 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 13 October 2004, it purchased for
cancellation 100,000 of its ordinary shares at a price of 906.5766p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

12 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 October 2004, it purchased for
cancellation 100,000 of its ordinary shares at a price of 906.1973p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
11 October 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 October 2004, it purchased for
cancellation 100,000 of its ordinary shares at a price of 912.3616p per ordinary
share from Morgan Stanley Securities Limited.

File No.82-4964

RECEIVED
2005 JUL 15 A 9:
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

SHARE BUY BACKS
September 2004

Alliance & Leicester PLC
27 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 September 2004, it purchased for cancellation 225,000 of its ordinary shares at a price of 871.1845p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
24 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 24 September 2004, it purchased for cancellation 50,000 of its ordinary shares at a price of 874.9944p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

23 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 September 2004, it purchased for cancellation 100,000 of its ordinary shares at a price of 876.4500p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
22 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 September 2004, it purchased for cancellation 100,000 of its ordinary shares at a price of 887.4709p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
21 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 21 September 2004, it purchased for cancellation 300,000 of its ordinary shares at a price of 890.5000p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
20 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 September 2004, it purchased for cancellation 250,000 of its ordinary shares at a price of 895.4933p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

16 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 September 2004, it purchased for
cancellation 175,000 of its ordinary shares at a price of 899.4852p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
15 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 15 September 2004, it purchased for
cancellation 175,000 of its ordinary shares at a price of 899.0662p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

9 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 September 2004, it purchased for
cancellation 100,000 of its ordinary shares at a price of 892.8151p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
8 September 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 8 September 2004, it purchased for
cancellation 100,000 of its ordinary shares at a price of 901.4354p per ordinary
share from Morgan Stanley Securities Limited.

File No.82-4964

Confidential

Embargoed until 4pm Thursday, 30 September

RNS

Board Changes

Peter Stone has today resigned from the board of Alliance & Leicester plc for personal reasons.

Commenting on Mr Stone's departure, John Windeler, Chairman said: "Peter Stone has made a valuable contribution to our board and we shall miss his experience."

SHARE BUY BACKS
August 2004

Alliance & Leicester PLC
20 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 August 2004, it purchased for cancellation 140,000 of its ordinary shares at a price of 858.4739p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
19 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 August 2004, it purchased for cancellation 75,000 of its ordinary shares at a price of 860.5253p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
18 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 August 2004, it purchased for cancellation 210,000 of its ordinary shares at a price of 859.6417p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
13 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 13 August 2004, it
purchased for
cancellation 225,000 of its ordinary shares at a price of 857.5274p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
9 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 August 2004, it
purchased for
cancellation 35,320 of its ordinary shares at a price of 847.0201p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
4 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 4 August 2004, it
purchased for
cancellation 100,000 of its ordinary shares at a price of 840.6744p
per ordinary
share from Morgan Stanley Securities Limited.

---

3 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 3 August 2004, it
purchased for
cancellation 250,000 of its ordinary shares at a price of 843.6117p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

2 August 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 2 August 2004, it purchased for cancellation 250,000 of its ordinary shares at a price of 845.1535p per ordinary share from Morgan Stanley Securities Limited.

File No.82-4964

SHARE BUY BACKS
June & July 2004

Alliance & Leicester PLC

30 July 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 July 2004, it purchased
for
cancellation 140,000 of its ordinary shares at a price of 846.0797p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

25 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 25 June 2004, it purchased
for
cancellation 110,000 of its ordinary shares at a price of 846.1973p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
24 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 24 June 2004, it purchased
for
cancellation 240,000 of its ordinary shares at a price of 839.6778p
per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
23 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 June 2004, it purchased for
cancellation 25,000 of its ordinary shares at a price of 839.5531p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
22 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 June 2004, it purchased for
cancellation 210,000 of its ordinary shares at a price of 836.9867p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

21 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 21 June 2004, it purchased for
cancellation 110,000 of its ordinary shares at a price of 836.7565p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
9 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 June 2004, it purchased for
cancellation 35,000 of its ordinary shares at a price of 844.9809p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
3 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 3 June 2004, it purchased for
cancellation 160,000 of its ordinary shares at a price of 816.8466p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
01 June 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 1 June 2004 it purchased for
cancellation 65,000 of its ordinary shares at a price of 819.6787p per ordinary
share from Cazenove & Co. Ltd.

File No.82-4964

ALLIANCE & LEICESTER PLC

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2004

CONTENTS

1. RESULTS HIGHLIGHTS

FINANCIALS

- Total pre-tax profit* up 22% to £320m (June 2003: £262m).
- Pre-tax operating profit** up 2% to £268m (June 2003: £262m), after charging one-off costs of £10m arising from the rationalisation of the branch network.
- Underlying basic earnings per share** up 7% to 42.0p (June 2003: 39.2p). Basic earnings per share* up 27% to 49.6p (June 2003: 39.2p).
- Interim dividend up 10% to 15.7p per share (June 2003: 14.3p per share).
- Underlying post-tax return on equity** increased to 22.3% (June 2003: 21.7%). Post-tax return on equity* increased to 24.3% (June 2003: 21.7%).

STRATEGIC TARGETS

We are on track to achieve our full year primary target of double digit percentage growth in underlying basic earnings per share** in 2004. Underlying basic earnings per share** increased by 7% in the first half of 2004, compared to the same period in 2003. If the £10m of one-off costs arising from the rationalisation of the branch network were excluded, the increase would have been 12%.

We are also on track to achieve our full year supporting objectives for accelerating revenue growth, targeted core cost reductions and improved capital efficiency.

More details on our targets are set out in section 2.1 and section 6.

FRANCHISE GROWTH

Retail Banking

We have seen growth in each of our Core 4 products:

- **Mortgages**
  We achieved gross mortgage lending of £5.5bn, 74% higher than in the first half of 2003 and an estimated market share of 3.8%. Our net lending of £2.5bn was higher than the total for the whole of 2003 and represented an estimated market share of 4.5%.
- **Personal loans**
  Our unsecured personal loan gross advances of £1.3bn were 20% higher than in the first half of 2003. There has been no relaxation of lending criteria and asset quality remains very strong.
- **Current accounts**
  We opened 120,000 new current accounts, an increase of more than 40% compared to the first half of 2003. In July we launched our new 'Premier Plus' current account, providing a market leading product for customers who transact through direct channels.
- **Savings**
  Personal customer deposit balances have increased by around £40m since December 2003, and at the end of June 2004 were £18.9bn. In May 2004 we launched our internet only 'Online Saver' account offering internet customers a very competitive savings account. Customers can now apply on-line to open each of our Core 4 products.

* includes both operating and non-operating FRS3 exceptional items.

** excludes the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but includes the operating FRS 3 exceptional item (the one-off costs of £10m arising from the rationalisation of the branch network).

Wholesale Banking

- **Cash**
  We achieved cash sales to financial institutions of £23.5bn, 21% higher than in the first half of 2003.

- **Lending**
  Our commercial lending balances increased to £4.3bn, £200m higher than December 2003.

- **Business banking**
  We opened over 7,700 new business banking current accounts in the first half of 2004, an increase of more than 70% compared to the same period in 2003.

ASSET QUALITY

Asset quality remains strong across the Group.

- Mortgage arrears continue to improve, with just 0.64% of mortgage accounts in arrears (December 2003: 0.73%).
- Asset quality in our unsecured personal loans business remains very strong, with only 4.0% of loans over 30 days in arrears (December 2003: 4.4%).
- Asset quality of our commercial loan book remains good, with only 0.49% of loans over 30 days in arrears (December 2003: 0.68%).

Quote from Richard Pym, Group Chief Executive

"Our strategy continues to produce good results. We have delivered growth in all core product areas, particularly mortgage lending, which is up 74% compared with this time last year. This growth is adding valuable business for the Group and has been achieved without changing our high credit standards.

"We remain on track to achieve our primary target for 2004 of delivering double digit growth in earnings per share. We are also on track to hit our supporting objectives.

"Looking to the future, Alliance & Leicester is in great shape. We are focused on our core strengths and we are building a new model for the future of retail banking. We are a 'direct bank with a high street presence', responding to customers' changing requirements and their desire for good value, straightforward products."

2. GROUP CHIEF EXECUTIVE'S REVIEW

Alliance & Leicester has delivered a good set of financial results in the first half of 2004. We are on track to achieve our primary full-year strategic target of double digit percentage growth in underlying basic earnings per share and each of our supporting targets.

Pre-tax profit was up 22% to £320m. Pre-tax operating profit (which excludes the £52m pre-tax profit from the sale of our merchant acquisition business in April) was up 2% to £268m after charging one-off costs of £10m arising from the rationalisation of our branch network. Underlying basic earnings per share (excluding the £52m pre-tax profit from the sale of our merchant acquisition business) increased by 7% to 42.0p, and the interim dividend has increased by 10% to 15.7p.

We continue to operate in a relatively strong UK economy, with UK GDP growth for 2004 now expected to be slightly above the 3% we forecast at the start of the year. We expect further interest rate rises in the second half of 2004, which will result in a modest slowdown in the growth of consumer expenditure during the remainder of 2004 and into 2005.

The UK mortgage market has continued to grow strongly in the first half of 2004, although leading indicators are starting to show some signs of a slight slow-down. During the second half of 2004 we expect the mortgage market to slow, reflecting increases in interest rates, and a view that new mortgage regulation being introduced from October may lead to a temporary dampening of the market in the final quarter. Double digit house price inflation has continued in the first half of the year. We expect house price inflation to slow during the remainder of 2004. We do not believe that the core residential lending markets in which Alliance & Leicester operates are likely to see any major downturn.

As a responsible lender, we assess the ability of our customers to repay under rising interest rates. Our asset quality across the business remains strong and we believe that our credit assessment processes leave us well positioned to manage any potential general downturn in credit quality in the UK, should this occur.

Our Retail Banking and Wholesale Banking businesses have both performed well in the first six months of 2004. Our Core 4 Retail Banking products have all seen growth and continue to offer our customers excellent value, with over 900 'best buy' mentions in national newspapers during the first half of 2004, more than any of our competitors. Our Wholesale Banking business delivered strong growth in profits and established its new alliance for the provision of merchant acquisition services.

2.1 Progress Against Strategic Targets

We are on track to achieve our full year primary target of double digit percentage growth in underlying basic earnings per share in 2004. Underlying basic earnings per share increased by 7% in the first half of 2004, compared to the same period in 2003. If the £10m of one-off costs arising from the rationalisation of the branch network were excluded, the increase would have been 12%.

We are also on track to achieve our full year supporting objectives for accelerating revenue growth, targeted core cost reductions and improved capital efficiency.

The upfront cost of strong mortgage lending has significantly affected our income growth and our interest margins in the first half of 2004. As a result, our revenue target will be the most difficult of our targets to achieve in 2004. However, recent changes in our mortgage portfolio are expected to reduce the level of upfront costs in the remainder of the year, benefiting our margins. Our recent high net lending and growing current account base will also benefit income in the second half of the year.

The maintenance of our high quality credit standards continues to be a key strategic goal. Our asset quality remains strong, with no sign of deterioration in any of our businesses.

Our new strategic targets for 2005 and beyond will be announced towards the end of this year, and will take into account the impact of the new International Accounting Standards (IAS).

2.2 Retail Banking

Our Retail Banking business recorded a pre-tax profit of £213m in the first half of 2004, with franchise growth in each of our Core 4 products.

We delivered record new mortgage lending, with gross lending of £5.5bn, 74% higher than in the same period in 2003, and net lending of £2.5bn (June 2003: £0.5bn), more than in the whole of 2003. Our gross lending

represented an estimated market share of 3.8%, whilst our estimated net lending market share was 4.5%, significantly higher than our estimated 3.5% share of mortgage balances. Mortgage balances at 30 June 2004 were £28.0bn.

This performance has been achieved whilst maintaining our responsible approach to lending. Asset quality remains excellent. We continue to avoid lending in the buy-to-let, sub-prime and income non-verified sectors of the UK mortgage market, and just 3% of our new lending in 2004 had a loan to value (LTV) over 90%, significantly below the industry average.

Unsecured personal loan gross advances increased by 20% to £1.3bn, whilst balances have grown to £2.9bn (December 2003: £2.5bn) and asset quality remains very strong. Around 120,000 (June 2003: 85,000) new current accounts were opened in the first half of this year. Personal customer deposit balances have also seen a small increase to over £18.9bn at the end of June 2004.

We are successfully building our Retail Banking business to be a 'direct bank with a high street presence'. This business model is allowing us to continue to provide customers with good, consistent customer service at reducing unit costs. By reinvesting some of these cost savings to ensure that our products continue to offer good value to our customers, we will be able to continue to grow revenues in a cost-effective way.

Our customers are increasingly using our direct channels and around 80% of our Retail Banking customer transactions (even excluding cheque and debit card transactions) are processed without any contact directly with a staff member. During the first half of 2004, around two thirds of applications for mortgages, personal loans and current accounts came via the internet or telephone channels, showing our customers' confidence in using these channels for both purchasing and servicing their financial needs.

In this context, in June we announced the closure of 46 branches. This will generate gross cost savings of around £8m per year, although we will be reinvesting around £3m per year of these savings into delivering additional business through direct channels, to replace that previously sourced through these branches. This demonstrates the cost-effectiveness of our Retail Banking model. Recruiting and servicing customers via direct channels can be far more efficient than through high street branches. However we realise that it is important to achieve the right distribution mix, and that our branch network continues to play a key part in dealing with customers who wish to deal with us face to face. The branch network also remains an important source of new product sales, with branch sales in the first half of 2004 higher than in the same period in 2003.

In the first half of 2004 we have made significant progress in strengthening our direct product offerings even further. In May we launched our 'Online Saver' account, offering a very competitive interest rate. This fills a gap in our range and we now offer customers all of our Core 4 products via the internet. Earlier this month we launched our new Premier Plus' current account product, which offers customers a market leading credit interest rate in return for them regularly funding their account and servicing it through the internet or over the telephone.

2.3 Wholesale Banking

Our Wholesale Banking business has performed well during the first half of 2004.

Pre-tax profit in Commercial Banking (excluding the £52m profit on the sale of the merchant acquisition business) increased by 24% to £48m (June 2003: £38m). Pre-tax profit in Treasury was £24m (June 2003: £25m).

During the first half of 2004 we have made further progress in implementing the strategy we announced in July 2003, with Wholesale Banking now focused on the four business lines of cash, lending, business banking and treasury, following the sale of the merchant acquisition business to Nova Information Systems in April 2004.

We continue to see growth in our core product lines, with cash sales to financial institutions, new business banking current account openings and commercial lending balances all increasing in the first half of 2004 compared to the same period in 2003.

2.4 Industry Developments

The next 12 months will see two significant changes in the financial services industry. From 1 January 2005 we will be accounting under IAS and from October 2004 the UK mortgage business will be regulated by the Financial Services Authority (FSA).

In addition, UK banking customers are being issued with new chip and PIN credit and debit cards. The use of PIN numbers for everyday retail transactions will further increase customer confidence in using technology and PIN numbers to carry out their financial services, enabling us to increase further the number of transactions undertaken via automated channels.

Whilst the costs of these projects are significant, they are being managed within existing cost targets.

2.5 The Future

We remain focused on delivering against our strategic targets and growing our business in a profitable and sustainable manner in order to maximise the return for our shareholders in both the short and long term.

Since we launched our strategy in 2000 Alliance & Leicester has changed significantly. The Group's management has been strengthened, it has a clear strategy and is delivering franchise growth. The period covered by the targets we announced in 2000 will be complete by the end of this year. The new targets we will set out later this year for 2005 and beyond will reflect our aim of continuing to grow shareholder value in the long term.

Richard Pym
Group Chief Executive

3. **SUMMARY OF RESULTS**

		Six months ended 30.06.04	Six months ended 30.06.03	Year ended 31.12.03
Results				
Operating profit	£m	268.0	262.0	524.7
Profit before tax	£m	320.0	262.0	524.7
Profit attributable to shareholders	£m	228.6	189.4	378.0
Net interest margin (Notes 1&2)	%	1.53	1.89	1.79
Per share				
Basic earnings	p	49.6	39.2	79.0
Underlying basic earnings (Note 3)	p	42.0	39.2	79.0
Dividends	p	15.7	14.3	43.9
Net assets	p	395	376	367
Business sector operating profit				
Retail Banking	£m	213	222	441
Commercial Banking	£m	48	38	80
Treasury & Group	£m	11	11	22
Strategic investment costs	£m	(4)	(9)	(18)
Operating profit	£m	268	262	525
Underlying performance measures (Note 3)				
Post-tax return on equity	%	22.3	21.7	22.1
Post-tax return on mean assets	%	0.8	0.9	0.8
Post-tax return on mean risk-weighted assets	%	1.7	1.9	1.8
Risk asset ratios				
Total capital	%	11.7	11.8	10.8
Total tier 1 capital	%	8.6	8.4	7.4
Equity tier 1 capital	%	7.4	8.4	7.4
Total Shareholder Return (Note 4)				
1 year	%	7.7	5.6	25.2
3 years	%	19.8	65.4	49.0

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.48% (June 2003: 1.85%, December 2003: 1.75%).

(Note 3) Underlying performance measures exclude the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but include the operating FRS 3 exceptional item (the one-off costs of £10m arising from the rationalisation of the branch network).

(Note 4) Total Shareholder Return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

4 BUSINESS REVIEW

4.1 RETAIL BANKING REVIEW

Retail Banking pre-tax profit of £213m was £9m lower than the first half of 2003, reflecting the one-off costs of £10m relating to the rationalisation of the branch network in 2004. Total income growth was 3%, whilst operating expenses remained in line with the second half of 2003. Asset quality remains very strong.

<u>Core 4</u>

- **Mortgages**

In the first half of 2004 we delivered record new mortgage lending. Our gross lending was £5.5bn, 74% higher than in the same period in 2003, and our net lending was £2.5bn (June 2003: £0.5bn), higher than in the whole of 2003. Mortgage balances at 30 June 2004 were £28.0bn, an estimated market share of 3.5%. Our gross lending represented an estimated market share of 3.8%, whilst our estimated net lending market share was 4.5%.

During the first six months of 2004 our mortgage lending has built on the momentum we gained during the second half of 2003. The growth in lending has been achieved as a result of having a consistently competitive mortgage product portfolio, an increasingly efficient processing operation, and products which are structured to meet customers' needs. We continue to avoid lending in the buy-to-let, sub-prime and income non-verified (self certified and fast-track) sectors. The income non-verified sectors represented 28% of gross lending in the market in the second half of 2003, according to data recently published by the Council of Mortgage Lenders, significantly larger than was initially thought.

Our direct channels are continuing to see growth in new business volumes. Sales of mortgages through the telephone and internet channels have increased by over 130% in the first half of 2004, with 87% of mortgage intermediary loans received through our internet application system.

The lifetime profitability of each new mortgage product portfolio has increased throughout the first half of the year. Remortgage lending has continued to be a key part of our lending in the first half of 2004. Our mortgage products are available to both new and existing customers, in line with the recommendations of the Miles report.

The 74% increase in our gross mortgage lending has had a significant impact on the Mortgage Lending & Investments (MLI) net interest margin. Our accounting policy is generally for the cost of mortgage cashbacks, discounts and other incentives to borrowers to be charged to interest receivable in the Group's profit and loss account as incurred. However, under the accounting treatment we introduced in 2002 for those mortgage products with early repayment fees which recover the value of the initial discount, the cost to the Group of the initial discount is amortised over the early repayment period. During the first half of 2004 we have seen growth in sales of such products, and this has increased the value of deferred mortgage incentive costs held on the Group's balance sheet from £3m at the end of 2003 to £10m at the end of June 2004.

In May we launched our 'Help with fees' mortgage product range, acknowledging customer demand for mortgage products with no up-front costs. This new range offers customers a choice of products, with or without up-front fees and with differing early repayment fees. Where customers choose the 'no fee' option, the costs incurred by the Group are amortised over the early repayment period. The new product range is expected to result in lower up-front costs being charged to the profit and loss account for mortgage sales during the remainder of 2004 and will be beneficial for the MLI margin in the second half of the year. Initial results for June show that this product range is proving popular with customers.

As reported in previous results announcements, the proportion of our mortgage balances that are paying standard variable rate (SVR) has seen a significant reduction over the past couple of years, reducing from over 35% at 30 June 2002 to 20% at 30 June 2004 (December 2003: 24%). Since December 2003 the value of mortgages paying SVR has fallen by £0.5bn. The proportion of our mortgage balances paying SVR is now lower than the industry average of 21% quoted in the Miles report.

We continue to make good progress in designing and implementing the appropriate sales processes and training to ensure we comply with the introduction of mortgage regulation later this year.

- **Personal loans**

During the first half of 2004 unsecured personal loan gross advances increased by 20% to £1.3bn, whilst balances have increased to £2.9bn (December 2003: £2.5bn).

Our personal loan pricing reflects the channel used by customers to make their applications. All our personal loans have a fixed rate of interest and the average new loan during the first six months of 2004 was around £8,500. Over 50% of our new personal loans are now to existing Group customers and 74% of the remainder are to home owners. We have not relaxed any of our credit criteria in the first half of 2004, and the credit quality of our unsecured lending book remains very strong.

The penetration of creditor insurance has fallen slightly in the first half of 2004 compared to the same period in 2003, reflecting the very competitive rates we promoted in late May and early June. As we have previously stated, the more competitive the price of personal loans, the higher the quality of the applications received. The applications received in May and June 2004 were of the highest quality this year.

- **Current accounts**

Around 120,000 new current accounts were opened in the first six months of 2004, over 40% higher than in the same period in 2003. Our current account base has increased to 2.0m accounts, after reclassifying 143,000 transaction accounts from our savings account base.

The majority of new accounts opened continue to be 'Premier' current accounts. This account continues to be successful in developing strong customer relationships, with each 'Premier' current account customer holding an average 3.6 Alliance & Leicester products, more than double the average for Retail Banking customers.

This month we launched our 'Premier Plus' current account, rewarding customers who use the telephone or internet to carry out their financial transactions. The account offers a market leading credit interest rate for customers who regularly fund their account and manage it directly.

- **Savings**

Personal customer deposit balances have increased by around £40m since December 2003, and were £18.9bn at the end of June 2004.

We are planning for further growth in our balances in the second half of 2004, following the launch of our competitively priced 'Online Saver' savings account in May. The account, which currently offers a 'best buy' interest rate on balances up to £25,000, is opened and serviced via the internet.

We continue to maintain our focused range of savings products, with our 'PlusSaver' and 'EasySaver' accounts regularly featuring in 'best buy' tables.

Partner 4

Our Partner 4 products of credit cards, general insurance (building and contents and mortgage payment protection policies), life assurance and long term investments contributed a total of £4m (June 2003: £4m) net interest income and £71m (June 2003: £61m) of non-interest income in the first half of 2004.

During the first half of 2004 we sold over 94,000 new credit cards, slightly higher than the number sold in the first half of 2003, which itself was over 50% higher than in the same period in 2002. Sales of new credit cards through the branch channel have continued to see significant growth with sales up 32% compared to 2003. We receive higher levels of income per card through the branch channel. Credit card revenues, including the recognition of the excess received from MBNA, were £31m (June 2003: £36m).

Sales of household insurance and mortgage payment insurance products in the first six months of 2004 have benefited from the strong growth in mortgage lending, with a 33% increase compared to the same period in 2003.

Our partnership with Legal & General continues to work well. Sales of long term investment products have increased, with the value of new investments 11% higher than in the same period in 2003, whilst life assurance policy sales in the first six months of 2004 are broadly similar to the same period in 2003.

Distribution

In the first half of 2004 we continued to implement our business model which we describe as a 'direct bank with a high street presence'. All our Core 4 products can now be applied for on-line following the launch of our 'Online Saver' account in May 2004. We also enhanced our current account range with the launch of the directly serviced 'Premier Plus' current account. Our customers continue to show that they are increasingly confident in using the direct channels to buy and service their financial needs.

Over the last 12 months we have seen significant improvements in the levels of customer service provided through our UK based contact centres. This has been achieved as a result of changes to our interactive voice response system and improved resource allocation systems. These improvements have resulted in significantly reduced call waiting and handling times, improving customer service whilst reducing unit costs.

Over 300,000 customers are now registered for our current account and savings internet banking package. In June this year we started to pro-actively promote the service, and new current account customers are now automatically provided with a registration number and with details of how to use the internet banking service.

Sales of our Core 4 products via our own internet site increased by over 150% compared to the first half of 2003. Over £3.5bn of our mortgage and personal loan lending was sourced from the internet, increasing to £4.8bn if telephone sourced loans are included as well. Over 20% of our new current accounts are opened direct and our recently launched new 'Online Saver' account is proving popular.

Asset quality

Asset quality within Retail Banking remains very strong.

Mortgage arrears have continued to fall, and at the end of June 2004, 0.64% of mortgage accounts were in arrears (December 2003: 0.73%). We continue to take a responsible approach to all of our new lending. In the first half of 2004, 79% of our new mortgage lending had an LTV below 75% (June 2003: 71%).

In the first quarter of 2004 we terminated the insurance agreement with our offshore captive insurance subsidiary, as the arrangement no longer added value to the Group. The termination has no impact on Group profit, nor on our cover against potential future losses. The only financial impact was a transfer of funds in the first quarter, increasing both revenues and provisions by £8m.

In our unsecured personal loans business, arrears are almost 40% below industry averages, with only 4.0% of balances in arrears by more than 30 days (December 2003: 4.4%).

During the first half of 2004 we completed the sale of the small remaining non-performing element of the credit card book. The balances on these accounts were already fully provided for within Personal Banking.

4.2 WHOLESALE BANKING REVIEW

Wholesale Banking has performed well during the first half of 2004.

Pre-tax profit in Commercial Banking (excluding the £52m pre-tax profit on the sale of the merchant acquisition business) was £48m (June 2003: £38m), up 24%. Total income fell £3m, primarily reflecting the sale of the merchant acquisition business at the end of April, and the roll-off of higher margin commercial lending balances. Operating expenses fell by £12m, reflecting the sale of the merchant acquisition business, a one-off cost reduction as a result of the conclusion of our contractual negotiations with the Post Office, and benefits from increased levels of electronic, rather than paper, transactions being processed.

Pre-tax profit in Treasury was £24m (June 2003: £25m). Treasury's financial performance for reporting purposes is included within the Treasury & Group sector.

Wholesale Banking is focused on four core business lines: cash, lending, business banking and treasury.

- **Cash**

Total cash sales to financial institutions, the primary driver of our cash business, were £23.5bn in the first half of 2004, 21% higher than in the same period in 2003. There was further growth in our cash sales customer base in the first half of 2004. The growth in cash sales to financial institutions has more than offset the reduction in the Post Office's cash requirements resulting from benefit payments being paid directly into recipients' bank accounts.

Cash handling deposits were £29bn in the first half of 2004, slightly lower than in the same period in 2003. The value of cheques processed continued to decline and fell by £0.7bn to £9.2bn in the first half of 2004 compared to the same period in 2003.

During the first half of 2004 we signed new cash contracts with the Post Office. These agreements have enabled us to deliver some one-off cost savings in the first half of 2004.

- **Lending**

We continue to take a responsible approach to growing our commercial lending book, with balances increasing to £4.3bn (December 2003: £4.1bn). Asset quality across the lending book remains good with 0.49% of loans over 30 days in arrears at the end of June 2004 (December 2003: 0.68%).

The £200m growth in the commercial lending book is after a further £85m reduction in the balances of the small ticket leasing sectors which we announced in July 2003 we were exiting. The run-off is expected to take up to three and half years to complete, with £335m of balances outstanding at the end of June 2004.

- **Business banking**

During the first half of 2004 we opened over 7,700 new business banking current accounts, more than 70% higher than in the same period in 2003. At 30 June 2004 we had 62,000 business banking current accounts (December 2003: 58,000) and 104,000 Community accounts (December 2003: 101,000).

The Group continues to receive industry recognition for its products within the Business Banking sector, winning the 'Business Moneyfacts' awards for the best 'Business Banking Current Account Provider' for the second year in succession.

The initial results of the new marketing and sales processes which we introduced earlier this year in the central region of England, positioning Alliance & Leicester Commercial bank as the 'A+Lternative Business Bank', are showing positive results with account openings ahead of expectations.

- **Treasury**

Treasury has continued to manage the Group's liquidity, funding and hedging requirements successfully during the first half of 2004.

Treasury pre-tax profit in the first half of 2004 was £24m (2003: £25m). There has been a general narrowing of margins for treasury assets, which has resulted in Treasury's income remaining flat during the first half of 2004 compared to the same period in 2003.

As expected, external treasury assets decreased by 9% in the first half of 2004, as the short term investment of money market deposits received from institutional investors in December 2003 matured.

Asset quality within Treasury remains strong, with 96% of exposures at 30 June 2004 (December 2003: 96%) having a long term credit rating at or above single 'A', and we continue our policy of not investing directly in corporate bonds, emerging markets, venture capital funds or hedge funds.

- **Non-core product lines**

In April we completed the sale of our merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This resulted in a net profit of £52m after taking into account the costs of exiting existing contracts, fixed asset write-offs, provisions and transaction costs. The £52m is being accounted for as a non-operating FRS 3 exceptional item. As part of the deal, Nova will provide an Alliance & Leicester branded merchant acquisition service. The sale of the business will reduce Commercial Banking income as a whole in 2004 by around £14m, and its full year operating costs by around £9m, compared to 2003.

Our international and bill payment businesses continue to operate profitably. In February 2004 we announced that we were looking at various options for the future shape of our bill payments business. In April we agreed a new contract with the Post Office for the continuation of bill payment services. We expect this product to continue to remain profitable, despite the continued transfer of payments from the higher margin paper to the lower margin electronic format.

4.3 GROUP REVIEW

- **Capital**

During the first six months of 2004 we bought back 6.9m shares at a cost of £58.3m, maintaining our equity tier 1 capital ratio at 7.4%. We are on track to achieve a 2004 year end equity tier 1 capital ratio towards the lower end of the 7.0% to 7.5% target range. As previously announced, we expect our 2004 share buyback programme to be in the range £135m to £185m.

In March 2004 we issued a tranche of £300m of non-equity tier 1 capital. This has resulted in our total tier 1 capital ratio increasing from 7.4% at the end of 2003 to 8.6% at 30 June 2004.

We have acknowledged in the past that Alliance & Leicester's capital base has been sub-optimal in terms of both amount and mix. The non-equity issue was part of the process to improve the mix of capital. The issue of non-equity tier 1 capital took us up to the 15% regulatory limit for this type of capital. We are planning to continue to improve the efficiency of our capital base in 2005 and beyond through our preferred method of share buybacks. We also continue to expect to be a beneficiary when the new Basel rules are implemented from 2007.

- **Strategic Investment Costs**

During the first six months of 2004 one-off strategic investment expenditure was £4m. As previously advised we expect strategic investment expenditure for the whole of 2004 to be £8m. This expenditure completes the investment programme set out at the launch of our strategy in July 2000.

We will continue to invest in the Group's development, the cost of which will be managed within our 'business as usual' cost base in 2005 and beyond.

- **International Accounting Standards (IAS)**

Good progress continues towards the production of our 2005 results on an IAS basis, including the required 2004 comparatives. There is still considerable discussion taking place about IAS 39, and it is uncertain at this stage whether IAS 39 will be endorsed in full or in part by the European Commission, and therefore whether all or part of it will be mandatory from 1 January 2005. We are also awaiting confirmation from the FSA about the regulatory capital implications of the standards.

We have identified the key areas where we expect IAS to impact our results. Restated opening reserves as at 1 January 2004, which are not affected by IAS 39, are expected to benefit from not recognising the 2003 final dividend. There will however be adverse impacts from recognising the pension fund deficit and an adjustment in respect of lease accounting.

The restatement of opening reserves as at 1 January 2005, following the application of IAS 39, is anticipated to include a benefit from amortising mortgage discounts, incentives, fees and costs, together with an impact arising from fair valuing derivatives. The major items affecting the profit and loss account during 2005 and going forward, are expected to be the ongoing impact of amortising mortgage discounts, incentives, fees and costs, together with the profit volatility arising from the impact of fair valuing derivatives. This profit volatility is likely to be reduced, but not eliminated, by the use of permitted hedge accounting techniques.

A more detailed explanation of the likely impact of IAS will be announced towards the end of this year.

- **Basel 2**

We continue to make good progress to ensure that we meet all the necessary criteria to maximise the benefits from Basel 2. We already have in place the core credit models to ensure compliance with Pillar 1 of the Accord and are using these models as part of our internal risk management processes. Given the high quality of our balance sheet and our responsible lending processes we continue to expect to be a beneficiary of the new rules.

5. BUSINESS VOLUMES

		Six months ended 30.06.04	Six months ended 30.06.03	Year ended 31.12.03
RETAIL BANKING				
Residential Mortgages				
Gross lending	£bn	5.5	3.2	8.1
Estimated market share of gross lending		*3.8%*	*2.6%*	*3.0%*
Net lending	£bn	2.5	0.5	2.0
Estimated market share of net lending		*4.5%*	*1.2%*	*2.1%*
Mortgage balances	£bn	28.0	23.9	25.5
Estimated market share of mortgage balances		*3.5%*	*3.4%*	*3.3%*
Savings				
Personal customer deposit balances	£bn	18.9	18.2	18.9
Current Accounts				
New accounts opened	'000	120	85	183
Total no. of accounts on file	m	2.02*	1.81	1.84
Personal Unsecured Loans				
Gross advances	£m	1,271	1,056	1,904
Balances	£m	2,886	2,433	2,471
COMMERCIAL BANKING				
Cash				
Sales of cash to financial institutions	£bn	23.5	19.3	43.2
Cash handled	£bn	28.7	30.2	61.1
Cheques handled	£bn	9.2	9.9	20.3
Lending				
Balances	£bn	4.3	3.9	4.1
Business Banking				
New business banking accounts opened	'000	7.7	4.5	10.9
Business banking accounts on file	'000	62	57	58
New Community accounts opened	'000	3	3	8
Community accounts on file	'000	104	100	101

* Includes a re-classification of 143,000 accounts from our retail savings account base.

6. PROGRESS AGAINST STRATEGIC TARGETS

We are on track to achieve our full year primary target in 2004:

- **Double digit percentage growth in underlying basic earnings per share**

  We are on track to achieve our full year primary target of double digit percentage growth in underlying basic earnings per share in 2004. Underlying basic earnings per share increased by 7% in the first half of 2004, compared to the same period in 2003. If the £10m of one-off costs arising from the rationalisation of the branch network were excluded, the increase would have been 12%.

We are also on track to achieve each of our full year supporting objectives of:

- **Accelerating revenue growth**
  Group revenues on a like for like basis (excluding merchant acquisition revenues in 2003 and 2004 and any distortion from significant property disposals) were 1% higher than in the same period in 2003. Using this definition income growth in 2003 was 2.5%.

  Total Group revenues increased by 1.3% in the first half of 2004. These include £7m of revenue from our merchant acquisition business in the first six months of 2004 (June 2003: £9m) and £4m (June 2003: £nil) from the sale of a branch property in Edinburgh.

  Our income growth in the first half of 2004 was significantly affected by the upfront cost of strong mortgage lending. As a result, our revenue target will be the most difficult of our targets to achieve in 2004. However, recent changes in our mortgage portfolio are expected to reduce the level of upfront costs in the remainder of the year. Our recent high net lending and growing current account base will also benefit income in the second half of the year. We remain on track to deliver full year accelerating like for like annual income growth in 2004.

- **Delivering our targeted cost base**
  We are on track to achieve our 2004 target of operating costs (excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network) being broadly similar to 2003. Our 2004 results are also on track to reflect the achievement of the £100m reduction in core costs (announced in 2000 and based on 2000 business volumes and prices).

- **Improving capital efficiency**
  During the first six months of 2004 we have issued £300m of non-equity tier 1 capital. We are on track to achieve an equity tier 1 capital ratio of towards the lower end of a 7.0% to 7.5% range by the end of 2004, having bought back 6.9m shares at a cost of £58.3m the first half of the year.

The maintenance of our high quality credit standards continues to be a key strategic goal. Our asset quality remains strong with no sign of deterioration in any of our businesses.

7. FINANCIAL REVIEW

7.1 RESULTS BY BUSINESS SECTOR

The contribution to pre-tax profit by each business sector is set out below.

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Mortgage Lending & Investments (MLI)	110	128	250
Personal Banking	103	94	191
Retail Banking	213	222	441
Commercial Banking	48	38	80
Treasury & Group	11	11	22
Strategic Investment Costs	(4)	(9)	(18)
Operating Profit	268	262	525
Profit on sale of merchant acquisition business	52	-	-
Profit Before Tax	320	262	525

Group pre-tax profit of £320m was 22% up on June 2003.

Pre-tax operating profit, excluding the profit on sale of the merchant acquisition business, was £268m, up 2% on June 2003. This includes one-off costs of £10m relating to the rationalisation of the branch network, which are being treated as an FRS 3 operating exceptional item.

7.1.1 RETAIL BANKING

		Six months ended 30.06.04	Six months ended 30.06.03	Year ended 31.12.03
Net interest income	£m	271	297	588
Non-interest income	£m	194	154	318
Total income	£m	465	451	906
Operating expenses	£m	(212)	(205)	(416)
Exceptional costs arising from rationalisation of the branch network	£m	(10)	-	-
Operating costs	£m	(222)	(205)	(416)
Bad debt provisions	£m	(30)	(24)	(49)
Profit before tax	£m	213	222	441
Profit before tax:				
MLI (Note 1)	£m	110	128	250
Personal Banking	£m	103	94	191
Retail Banking	£m	213	222	441
Net interest margin:				
MLI	%	1.09	1.48	1.40
Personal Banking	%	4.05	4.36	4.23
Retail Banking	%	1.59	1.97	1.88
Mean interest-earning assets:				
MLI	£m	28,378	25,310	25,898
Personal Banking	£m	5,832	5,136	5,332
Retail Banking	£m	34,210	30,446	31,230
Cost:income ratio (Note 2)				
MLI	%	46.4	44.2	45.8
Retail Banking	%	45.5	45.5	46.0

(Note 1) Mortgage Lending & Investments (MLI).

(Note 2) This excludes the £10m exceptional costs relating to the rationalisation of the branch network in 2004. The total cost:income ratios for the first half of 2004, including these costs, are 50.5% for MLI and 47.6% for Retail Banking.

Retail Banking sector pre-tax profit of £213m was £9m lower than June 2003, reflecting the one-off costs of £10m relating to the rationalisation of the branch network in 2004. Total income growth was 3%, whilst operating expenses remained in line with the second half of 2003. The loss charge was £6m higher than June 2003, primarily as a result of the termination of the insurance agreement with our offshore captive insurance subsidiary ("ALMIG"), which resulted in the transfer of funds from ALMIG to Alliance & Leicester plc. This increased revenues and provisions by £8m, with no impact on Retail Banking profit. In 2003, £6m of ALMIG related revenues were recognised, of which £3m were in the first half of the year.

MLI pre-tax profit of £110m was £18m lower than June 2003, reflecting the up-front costs associated with the higher volume of new mortgage business, and the additional £10m of one-off costs arising from the rationalisation of the branch network. These were partly offset by increased income from long term investment products and a £4m one-off profit on disposal of a branch property.

Personal Banking pre-tax profit of £103m was £9m higher than June 2003 due to higher unsecured personal lending insurance commission, growth in current account balances, and higher ATM income. This was partly offset by higher business volume related costs and £9m lower credit card excess.

Net interest income
Net interest income of £271m was £26m lower than in the first half of 2003. MLI net interest of £153m was £33m lower than in the first half of 2003 and includes £8m net interest income following the transfer of funds from ALMIG to Alliance & Leicester plc. The reduction in MLI net interest was partly offset by higher net interest income in unsecured personal loans and current accounts.

The Retail Banking net interest margin in the first half of 2004 was 1.59%, compared to 1.80% in the second half of 2003. This 0.21% fall reflected a reduction in the interest spread of 0.23%, partly offset by an increase in the contribution from interest-free liabilities of 0.02%.

The MLI net interest margin fell from 1.32% in the second half of 2003 to 1.09% in the first half of 2004. The 0.23% margin reduction reflected a fall in interest spread, driven by the upfront costs of higher mortgage lending in the second half of 2003 and the first half of 2004, and a fall of £0.5bn in the value of mortgages paying standard variable rate. Further details are disclosed in Appendices 2 & 3.

The Personal Banking net interest margin fell by 0.07% from 4.12% in the second half of 2003 to 4.05%. This fall was largely due to a 0.06% reduction in the contribution from interest-free liabilities, due to a reduction in the proportion of non-interest paying current accounts. In addition, there was a 0.01% fall in the interest spread, reflecting the impact of competitive new unsecured personal lending, largely offset by a benefit from the sale of the residual credit card book.

Average interest-earning assets within Retail Banking increased by 7% compared to the second half of 2003.

Retail Banking	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m
Net interest income	271	297	291	588
Average balances:				
Interest-earning assets (IEA)	34,210	30,446	32,000	31,230
Financed by:				
Interest-bearing liabilities	30,898	27,295	28,715	28,011
Interest-free liabilities	3,312	3,151	3,285	3,219
Average rates:	%	%	%	%
Bank base rate	4.06	3.79	3.59	3.69
Gross yield on average IEA	4.92	5.06	4.76	4.91
Cost of interest-bearing liabilities	3.69	3.45	3.30	3.37
Interest spread	1.23	1.61	1.46	1.54
Contribution of interest-free liabilities	0.36	0.36	0.34	0.34
Net interest margin on average IEA	1.59	1.97	1.80	1.88

Non-interest income
Non-interest income increased by £40m compared to the first half of 2003, to £194m, reflecting higher mortgage-related fee income, increased income from long term investments, higher insurance commission income from unsecured personal loans, higher current account and ATM income, and a £4m one-off profit on sale of a branch property in May 2004. The first six months of 2004 included £21m of excess being recognised from the sale of our credit card accounts to MBNA, whilst the same period in 2003 included £30m. Non-interest income from unsecured personal loans was £41m (June 2003: £34m).

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £71m of non-interest income. This was £10m higher than the first half of 2003, reflecting higher income from long term investment products.

Operating expenses
Core operating expenses increased by 3% to £212m, reflecting growth in business volumes and inflation, partly offset by cost-saving initiatives. In addition, exceptional costs of £10m were recognised arising from the closure

of 46 branches with effect from 1 October 2004. This reduction in the branch network will generate net savings of around £5m per annum.

The cost:income ratio, excluding the exceptional £10m of costs from the branch rationalisation programme, was 45.5%, in line with June 2003 and 0.9% lower than the second half of 2003.

Bad debt provisions

The charge for bad and doubtful debts increased by £6m to £30m, reflecting the termination of the insurance agreement with our offshore captive insurance subsidiary ("ALMIG"). This termination resulted in the transfer of funds from ALMIG to Alliance & Leicester plc, which increased MLI provisions and revenues by £8m. The Personal Banking charge of £23m is broadly similar to the first half of 2003, reflecting strong asset quality.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 7% since December 2003, and at 30 June 2004 represented 0.02% of mortgage balances. For unsecured personal lending the value of loans over 30 days in arrears as a percentage of total loans was almost 40% lower than the average for Finance and Leasing Association members.

7.1.2 COMMERCIAL BANKING

		Six months ended 30.06.04	Six months ended 30.06.03	Year ended 31.12.03
Net interest income	£m	43	43	88
Non-interest income	£m	153	156	313
Total income	£m	196	199	401
Operating expenses	£m	(114)	(126)	(255)
Depreciation on operating lease assets	£m	(31)	(30)	(56)
Bad debt provisions	£m	(3)	(5)	(10)
Operating profit	£m	48	38	80
Net interest margin (Notes 1&2)	%	1.86	2.15	2.06
Mean interest-earning assets (Note 3)	£m	5,982	5,255	5,535
Cost:income ratio (Notes 4&5)	%	69.4	74.1	73.7

(Note 1) As mentioned in section 3 the net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.53% (June 2003: 1.78%, December 2003: 1.70%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £380m (June 2003: £368m, December 2003: £372m)

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 74.2% (June 2003: 78.0%, December 2003: 77.4%).

Operating profit for the Commercial Banking sector increased by 24% to £48m. Pre-tax profit, including the £52m profit on the sale of the merchant acquisition business, was £100m (June 2003: £38m).

Net interest income
Net interest income was similar to 2003 at £43m, with interest-earning assets increasing by 14% from June 2003 due to growth in the lending book. The net interest margin fell from 2.15% in June 2003 to 1.86%, primarily due to the focus on higher quality, lower margin commercial lending.

Non-interest income
Non-interest income decreased by £3m to £153m, reflecting lower merchant acquiring income following the sale of the business, and the continuing shift from paper to electronic bill payments, partly offset by increased income from the cash business.

Operating expenses
Operating expenses decreased by £12m to £114m, reflecting lower merchant acquiring costs, lower paper processing costs and one-off cost savings relating to the conclusion of our contractual negotiations with the Post Office on cash and bill payments.

Provisions
The charge for bad and doubtful debts decreased from £5m to £3m reflecting the good quality of our commercial lending book.

7.1.3 TREASURY & GROUP

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Net interest income	29	33	62
Non-interest income	3	1	4
Total income	32	34	66
Operating expenses	(21)	(22)	(42)
Bad debt provisions	-	(1)	(2)
Profit before tax	11	11	22
Total mean interest-earning assets	28,532	24,849	25,983
External mean interest-earning assets	13,112	11,273	11,837

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by 2% compared with June 2003, reflecting growth in the medium term asset book and higher liquidity holdings. This was offset by lower earnings on our excess capital, mainly due to share buybacks.

Non-interest income
Non-interest income of £3m was broadly in line with the second half of 2003.

Operating expenses
Operating expenses remain broadly in line with the first half of 2003.

Provisions
There has been no increase in the general provision in the period. No specific provisions are deemed necessary.

7.2 RESULTS BY PROFIT AND LOSS CATEGORY

SUMMARY PROFIT AND LOSS ACCOUNT

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Net interest income	343	373	738
Non-interest income	350	311	635
Total income	693	684	1,373
Core expenses:			
Administrative expenses	(331)	(335)	(678)
Depreciation on assets other than Operating lease assets	(16)	(18)	(35)
Operating expenses	(347)	(353)	(713)
Exceptional costs arising from the rationalisation of the branch network	(10)	-	-
Operating costs	(357)	(353)	(713)
Non-core expenses:			
Administrative expenses - strategic investment costs	(4)	(9)	(18)
Depreciation on operating lease assets	(31)	(30)	(56)
Bad debt provisions	(33)	(30)	(61)
Operating profit	268	262	525
Profit on sale of merchant acquisition business	52	-	-
Profit before tax	320	262	525
Taxation	(90)	(72)	(146)
Profit after tax	230	190	379
Basic earnings per share	49.6p	39.2p	79.0p
Underlying basic earnings per share	42.0p	39.2p	79.0p

Group pre-tax profit for the six months was £320m, up 22% on June 2003.

Basic earnings per share increased by 27% to 49.6p. Underlying basic earnings per share, excluding the profit on the sale of the merchant acquiring business, increased by 7% to 42.0p.

7.3 NET INTEREST INCOME

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets:

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m
Net interest income	343	373	365	738
Net income on operating lease assets	12	13	13	26
Net interest income including income on operating lease assets	355	386	378	764
Average balances:				
Interest-earning assets (IEA) (Note 1)	46,825	41,111	43,994	42,564
Financed by:				
Interest-bearing liabilities	41,794	36,073	38,713	37,404
Interest-free liabilities	5,031	5,038	5,281	5,160
Average rates:	%	%	%	%
Bank base rate	4.06	3.79	3.59	3.69
Gross yield on average IEA	4.59	4.71	4.22	4.45
Cost of interest-bearing liabilities	3.43	3.21	2.86	3.02
Interest spread	1.16	1.50	1.36	1.43
Contribution of interest-free liabilities	0.37	0.39	0.34	0.36
Net interest margin on average IEA (Notes 2&3)	1.53	1.89	1.70	1.79

(Note 1) Average interest-earning assets excluding operating lease assets were £46,445m for the six months ended 30 June 2004, £40,743m for the six months ended 30 June 2003, £43,618m for the six months ended 31 December 2003 and £42,192m for the year ended 31 December 2003.

(Note 2) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.48% for the six months ended 30 June 2004, 1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003.

Group net interest income, including income on operating lease assets, of £355m was £31m lower than June 2003, reflecting the reduction in MLI income, whilst the average total interest-earning assets were 14% higher in the first half of 2004 compared to the first half of 2003.

The net interest margin in the first half of 2004 was 1.53%, compared to 1.70% in the second half of 2003. The fall in margin of 0.17% reflects a reduction in interest spread of 0.20%, partly offset by an increase of 0.03% in the contribution from interest-free liabilities. The fall in interest spread is driven by reduced spreads in Retail Banking.

MLI's performance is the key driver of the Group's net interest income. During the first half of 2004 the growth in new mortgage lending and it's upfront costs have had a significant impact on the MLI net interest margin. During the second half of 2004 we expect the new range of mortgage products launched at the end of May to result in lower up-front mortgage costs being charged to the profit and loss account, as explained earlier. This will be beneficial for the MLI margin in the second half of the year.

As a result of this benefit to the MLI margin in the second half of 2004, we expect that the Group net interest margin for the whole of 2004 will not be significantly lower than the 1.56% we achieved in the first quarter of 2004.

7.4 NON-INTEREST INCOME

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Fees and commissions receivable	310	267	563
Fees and commissions payable	(47)	(52)	(112)
Other operating income	44	53	102
Operating lease income	43	43	82
Total	350	311	635

Group non-interest income of £350m was 13% higher than June 2003. Excluding merchant acquiring income, non-interest income increased by 14%, reflecting higher mortgage-related fee income and increased income from long term investment products, unsecured personal loans, current accounts and ATM income, partly offset by a £9m reduction in the credit card excess recognised.

The reduction in fees and commissions payable reflects the sale of the merchant acquisition business. Other operating income includes £21m excess from the sale of credit card accounts to MBNA (June 2003: £30m).

7.5 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Staff related expenditure	138	136	275
Post Office/A&L Cash Solutions	58	67	134
Marketing costs	32	29	56
Premises, equipment and other	90	87	181
Outsourcing costs	13	16	32
Core administrative expenses	331	335	678
Depreciation on fixed assets other than operating lease assets	16	18	35
Operating expenses	347	353	713
Exceptional costs arising from rationalisation of branch network	10	-	-
Operating costs	357	353	713
Non-core expenses:			
Administrative expenses - strategic investment costs	4	9	18
Depreciation on operating lease assets	31	30	56
Total	392	392	787

Total expenses of £392m were in line with June 2003, whilst operating expenses of £347m, which exclude the planned strategic investment costs, depreciation on operating lease assets, and exceptional costs arising from rationalisation of the branch network, were 2% lower than June 2003.

We are on track to achieve our 2004 target of operating costs (excluding depreciation on operating lease assets and one-off strategic investment costs, but including the one-off exceptional costs associated with the changes in our branch network) being broadly similar to 2003.

Our 2004 results are also on track to reflect the achievement of the £100m reduction in core costs (announced in 2000 and based on 2000 business volumes and prices). The £347m of operating expenses in the first half of 2004 include £35m of inflation related expenses, £38m of volume related expenses and £274m of core costs.

Strategic investment costs for the half year were £4m. We anticipate a further £4m of strategic expenditure in the second half of 2004, representing the final part of the programme set out in 2000.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 54.5% (June 2003: 55.4%). Excluding strategic investment costs, and the £10m exceptional costs arising from rationalisation of the branch network, the Group core cost:income ratio was 52.4% (June 2003: 54.0%). Including depreciation on operating lease assets, the Group cost:income ratio is 56.5% (June 2003: 57.3%), with a core Group cost:income ratio of 54.5% (June 2003: 56.0%).

7.6 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The charge for losses on bad and doubtful debts can be analysed as follows:

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Residential property mortgages	8	3	7
Other mortgages	(1)	(1)	(1)
Personal Banking (Note 1)	23	22	43
Retail Banking	30	24	49
Commercial Banking	3	5	10
Treasury & Group	-	1	2
Total	33	30	61

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards.

The loss charge for the Group in the first half of 2004 was £33m, an increase of £3m on the first half of 2003. The increase in the residential mortgage loss charge represents the termination of the insurance agreement with our offshore captive insurance subsidiary which resulted in a final transfer of funds from ALMIG to Alliance & Leicester plc in the first quarter, increasing provisions by £8m (June 2003: £3m, December 2003: £6m).

The closing balances of provisions were as follows:

	As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Residential property mortgages	40	29	32
Other mortgages	3	4	4
Personal Banking (Note 1)	102	114	115
Retail Banking	145	147	151
Commercial Banking	24	28	30
Treasury & Group	4	2	4
Total provisions	173	177	185
General	84	44	72
Specific	89	133	113
Total	173	177	185

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards.

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.13% (December 2003) to 0.14%, reflecting the termination of the insurance agreement with ALMIG. In addition to the £40m of residential provisions above, the Group has £11m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet.

Together this pool provides £51m of cover within the Group for losses ir. the residential mortgage book, which compares to a total pool of £52m at 31 December 2003. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards fell from £115m (December 2003) to £102m due to the sale of the remaining non-performing element of the credit card book in the first half of 2004. These accounts were already provided for. This sale removes all remaining credit card balances and provisions. The provision represents 3.26% (December 2003: 4.26%) of gross balances.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.6bn (December 2003: £1.4bn) and other commercial loans and smaller 'ticket' leases of £2.7bn (December 2003: £2.7bn). The total level of provisions at 30 June 2004 was £24m (December 2003: £30m), representing 0.5% (December 2003: 0.7%) of gross balances. The fall in provisions reflects the write-off of a fully provided loan. In addition, there is a £8m residual value provision against operating lease assets. The vast majority of the £1.6bn 'big ticket' portfolio is guaranteed by banks.

The increase in general provisions, from £72m at 31 December 2003 to £84m, is primarily due to the termination of the insurance agreement with ALMIG. The decrease in specific provisions from £113m at 31 December 2003 to £89m primarily reflects the sale of the credit card book and the commercial loan write off.

At 30 June 2004, 90% of our loans and advances to customers were secured (December 2003: 90%).

7.7 TAXATION

A corporation tax rate of 30% (June 2003: 30%) has been used in preparing these results. The tax charge for the six months to 30 June 2004 of £90.5m (June 2003: £72.1m) represents 28.3% of profit before tax (June 2003: 27.5%).

Included within the £90.5m corporation tax charge is £17.3m in respect of the £52.0m profit on disposal of group operations (sale of merchant acquiring business) shown in the profit and loss account after operating profit. Excluding this, the underlying effective tax rate for the 6 months to 30 June 2004 was 27.3%.

7.8 DIVIDEND

An interim dividend of 15.7p per share is declared, up 10% on 2003. This compares to underlying basic earnings per share of 42.0p.

7.9 SUMMARY BALANCE SHEET

The structure of the consolidated balance sheet as at 30 June 2004 is shown below in summary format:

	As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Assets			
Cash, treasury assets and loans and advances to banks	13,728	12,720	15,289
Loans and advances to customers:			
Residential mortgages including securitised advances	28,098	24,073	25,592
Less: non-recourse finance	(113)	(143)	(127)
Other secured loans	1,480	1,081	1,265
Unsecured consumer loans	2,886	2,433	2,471
Credit card balances	-	3	1
Other unsecured loans	640	578	600
	32,991	28,025	29,802
Net investment in finance leases and hire purchase contracts	2,041	1,889	1,976
Intangible assets	3	3	3
Tangible fixed assets	268	293	281
Operating lease assets	386	381	375
Other assets	746	753	698
	50,163	44,064	48,424
Liabilities			
Deposits by banks	5,410	3,432	5,040
Customer accounts:			
Retail Banking	18,916	18,223	18,877
Commercial Banking	5,447	4,683	5,363
	24,363	22,906	24,240
Debt securities in issue	15,561	13,354	14,854
Other liabilities	1,923	1,809	1,784
Subordinated loan capital	810	759	812
Non-equity tier 1 capital	297	-	-
Shareholders' funds	1,799	1,804	1,694
	50,163	44,064	48,424

Total assets increased by £1.7bn in the six month period to £50.2bn.

Total loans to customers (including 'net investment in finance leases and hire purchase contracts' and 'operating lease assets') increased by £3.2bn to £35.4bn. Cash, treasury assets and loans and advances to banks decreased by £1.6bn to £13.7bn, reflecting the fall in short term money market funds following the strong inflow in December 2003. The balance sheet growth was funded primarily from an increase in deposits by banks and debt securities.

8. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Interest receivable :			
Interest receivable and similar income arising from debt securities	155.5	155.3	304.0
Other interest receivable and similar income	900.1	791.6	1,565.3
Interest payable	(713.0)	(573.7)	(1,131.4)
NET INTEREST INCOME	342.6	373.2	737.9
Fees and commissions receivable	309.9	266.8	563.0
Fees and commissions payable	(47.4)	(52.2)	(112.4)
Other operating income	88.2	96.6	184.6
TOTAL NON-INTEREST INCOME	350.7	311.2	635.2
OPERATING INCOME	693.3	684.4	1,373.1
Administrative expenses:			
Core administrative expenses and strategic investment costs	(334.9)	(344.1)	(696.1)
Exceptional costs arising from the rationalisation of the branch network	(9.9)	-	-
Total administrative expenses	(344.8)	(344.1)	(696.1)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets	(15.8)	(18.0)	(35.4)
On operating lease assets	(31.1)	(30.2)	(56.2)
	(46.9)	(48.2)	(91.6)
Provisions for bad and doubtful debts	(33.6)	(30.1)	(60.7)
OPERATING PROFIT	268.0	262.0	524.7
Profit on disposal of group operations	52.0	-	-
PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	320.0	262.0	524.7
Tax on profit on ordinary activities	(90.5)	(72.1)	(145.5)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	229.5	189.9	379.2
Minority interests – non-equity	(0.9)	(0.5)	(1.2)
PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS OF ALLIANCE & LEICESTER PLC	228.6	189.4	378.0
Dividends	(70.7)	(68.1)	(206.1)
RETAINED PROFIT FOR THE PERIOD	157.9	121.3	171.9
Basic earnings per ordinary share	49.6p	39.2p	79.0p
Underlying basic earnings per ordinary share	42.0p	39.2p	79.0p
Diluted earnings per ordinary share	49.3p	38.9p	78.5p
Dividend(s) per ordinary share	15.7p	14.3p	43.9p

There are no material gains or losses in either the current or previous financial period other than the profit for the financial period.

9. CONSOLIDATED BALANCE SHEET

	As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Assets			
Cash and balances at central banks	356.1	286.7	494.0
Treasury bills and other eligible bills	62.3	203.9	117.0
Loans and advances to banks	2,544.2	1,678.1	3,186.7
Items in the course of collection from other banks	171.5	355.0	125.0
Loans and advances to customers	32,988.9	28,021.6	29,798.9
Securitised advances	115.3	145.7	130.0
Less: non-recourse finance	(112.8)	(142.5)	(127.3)
	32,991.4	28,024.8	29,801.6
Net investment in finance leases and hire purchase contracts	2,041.4	1,888.7	1,975.8
Debt securities	10,765.7	10,550.8	11,491.5
Intangible fixed assets	2.8	3.5	3.0
Tangible fixed assets	267.8	293.2	280.9
Operating lease assets	386.0	381.5	374.7
Other assets	64.4	137.5	171.5
Prepayments and accrued income	509.1	260.3	402.7
TOTAL ASSETS	50,162.7	44,064.0	48,424.4
Liabilities			
Deposits by banks	5,410.3	3,431.6	5,040.2
Items in the course of transmission to other banks	366.5	467.6	214.9
Customer accounts	24,363.5	22,906.0	24,239.2
Debt securities in issue	15,560.7	13,353.8	14,853.7
Other liabilities	461.1	449.9	466.7
Accruals and deferred income	810.7	686.9	859.8
Provisions for liabilities and charges	280.8	202.6	240.9
Subordinated liabilities	809.8	759.2	812.1
Non-equity tier 1	297.1	-	-
	48,360.5	42,257.6	46,727.5
Minority interests – non-equity	3.6	2.0	2.7
Called up share capital	228.0	240.0	231.1
Share premium account	59.1	51.0	54.7
Capital redemption reserve	67.3	54.6	63.8
Profit and loss account	1,444.2	1,458.8	1,344.6
Shareholders' funds (equity)	1,798.6	1,804.4	1,694.2
TOTAL LIABILITIES	50,162.7	44,064.0	48,424.4

10. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	228.6	189.4	378.0
Dividends	(70.7)	(68.1)	(206.1)
Retained profit for the financial period	157.9	121.3	171.9
New shares issued	0.4	1.1	1.4
Repurchase of share capital	(58.3)	(50.3)	(215.1)
Share premium on issue of shares under option	4.4	12.5	16.2
Net increase/(decrease) in shareholders' funds	104.4	84.6	(25.6)
Opening shareholders' funds	1,694.2	1,719.8	1,719.8
Closing shareholders' funds	1,798.6	1,804.4	1,694.2

11. CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Net cash (outflow)/ inflow from operating activities	(544.7)	960.0	2,620.5
Returns on investments and servicing of finance:			
Interest paid on loan capital	(20.3)	(11.5)	(41.9)
Taxation	(36.1)	(60.6)	(92.7)
Capital expenditure and financial investment:			
Purchase of investment securities	(1,893.7)	(3,905.4)	(8,517.6)
Sale and maturity of investment securities	2,314.1	3,109.4	6,656.8
Purchase of tangible fixed assets	(78.8)	(99.7)	(145.0)
Sale of tangible fixed assets	22.8	35.2	41.6
Net cash inflow/(outflow) from capital expenditure and financial investment	364.4	(860.5)	(1,964.2)
Acquisitions and disposals:			
Sale of merchant acquisition business	83.5	-	-
Disposals of investment in subsidiaries	-	53.7	55.7
Other acquisitions and disposals	2.6	-	(1.3)
Equity dividends paid	(136.6)	(130.4)	(199.0)
Net cash (outflow)/inflow before financing	(287.2)	(49.3)	377.1
Financing:			
Proceeds from issue of ordinary share capital	4.8	13.6	17.6
Repurchase of share capital	(58.3)	(50.3)	(215.1)
Issue of loan capital	300.0	150.0	201.8
(Decrease)/increase in cash	(40.7)	64.0	381.4

12. CAPITAL STRUCTURE

The Group's capital ratios are given in the table below:

		As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Capital:	Tier 1: statutory	2,089	1,779	1,675
	Tier 2	779	761	788
	Deductions	(23)	(35)	(30)
Total capital		2,845	2,505	2,433
Total risk weighted assets		24,269	21,185	22,629
Risk asset ratios:				
	Total capital	11.7%	11.8%	10.8%
	Tier 1	8.6%	8.4%	7.4%
	Equity tier 1	7.4%	8.4%	7.4%

The equity tier 1 ratio remains at 7.4%.

During the first half of 2004 the Group repurchased and cancelled 6.9m shares, at a total cost of £58.3m. In March 2004 the Group issued £300m of non-equity tier 1 capital, resulting in an increase in the total tier 1 ratio to 8.6%.

The Group's profit ratios compared to 2003 were as follows:

	Six months ended 30.06.04 %	Six months ended 30.06.03 %	Year ended 31.12.03 %
Underlying post-tax return on equity (Note 1)	22.3	21.7	22.1
Underlying post-tax return on mean assets	0.8	0.9	0.8
Underlying post-tax return on mean risk weighted assets	1.7	1.9	1.8

(Note 1) Underlying post-tax return on equity is calculated as the profit after tax and minority interests (excluding the non-operating exceptional gain from the sale of the merchant acquisition business), divided by the mean average of the opening and closing shareholders' funds for the period.

13. APPENDICES

APPENDIX 1 : Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Six months ended 30.06.04 £m	Personal Banking Six months ended 30.06.04 £m	Retail Banking Six months ended 30.06.04 £m	Mortgage Lending & Investments Six months ended 30.06.03 £m	Personal Banking Six months ended 30.06.03 £m	Retail Banking Six months ended 30.06.03 £m
Net interest income	153	118	271	186	111	297
Non-interest income	85	109	194	49	105	154
Total income	238	227	465	235	216	451
Operating expenses	(111)	(101)	(212)	(104)	(101)	(205)
Exceptional costs arising from rationalisation of the branch network	(10)	-	(10)	-	-	-
Operating costs	(121)	(101)	(222)	(104)	(101)	(205)
Bad debt provisions	(7)	(23)	(30)	(3)	(21)	(24)
Profit before tax	110	103	213	128	94	222

APPENDIX 2 : Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group		Total Group
First Half 2004							
Net interest £m	153	118	271	55	29		355
Mean interest-earning assets £m (Note 1)	28,378	5,832	34,210	5,982	28,532		46,825
Net interest margin as % mean IEA (Notes 2&3)	1.09	4.05	1.59	1.86	0.21		1.53
First Half 2003							
Net interest £m	186	111	297	56	33		386
Mean interest-earning assets £m (Note 1)	25,310	5,136	30,446	5,255	24,849		41,111
Net interest margin as % mean IEA (Notes 2&3)	1.48	4.36	1.97	2.15	0.27		1.89
Second Half 2003							
Net interest £m	176	115	291	58	29		378
Mean interest-earning assets £m (Note 1)	26,476	5,524	32,000	5,810	27,098		43,994
Net interest margin as % mean IEA (Notes 2&3)	1.32	4.12	1.80	1.98	0.21		1.70
Full Year 2003							
Net interest £m	362	226	588	114	62		764
Mean interest-earning assets £m (Note 1)	25,898	5,332	31,230	5,535	25,983		42,564
Net interest margin as % mean IEA (Notes 2&3)	1.40	4.23	1.88	2.06	0.24		1.79

(Note 1) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £380m for the six months ended 30 June 2004, £368m for the six months ended 30 June 2003, £376m for the six months ended 31 December 2003 and £372m for the year ended 31 December 2003.

(Note 2) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.53% for the six months ended 30 June 2004, 1.78% for the six months ended 30 June 2003, 1.64% for the six months ended 31 December 2003 and 1.70% for the year ended 31 December 2003. For the Group, the net interest margin is 1.48% for the six months ended 30 June 2004, 1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003.

APPENDIX 3 : Analysis of Mortgage Lending & Investments Net Interest Margin

Mortgage Lending & Investments	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m
Net interest income	153	186	176	362
Average balances:				
Interest-earning assets (IEA)	28,378	25,310	26,476	25,898
Financed by:				
Interest-bearing liabilities	27,019	24,024	25,082	24,557
Interest-free liabilities	1,359	1,286	1,394	1,341
Average rates:	%	%	%	%
Bank base rate	4.06	3.79	3.59	3.69
Gross yield on average IEA	4.57	4.63	4.35	4.49
Cost of interest-bearing liabilities	3.66	3.32	3.20	3.26
Interest spread	0.91	1.31	1.15	1.23
Contribution of interest-free liabilities	0.18	0.17	0.17	0.17
Net interest margin on average IEA	1.09	1.48	1.32	1.40

APPENDIX 4 : Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, across the whole mortgage book, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Cashbacks	28	12	31
Variable rate discounts	99	114	214
Fixed and capped rate discounts	81	26	82
Total	208	152	327

Against bank base rate	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Cashbacks	28	12	31
Variable rate discounts	(4)	(9)	(20)
Fixed and capped rate discounts	9	5	7
Total	33	8	18

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £56m to £208m. Expressed as a discount to bank base rate, incentives increased by £25m from £8m (June 2003) to £33m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The value of deferred mortgage incentive costs held on the Group's balance was £10m at 30 June 2004, compared to £3m at the end of 2003.

The variable rate discounts have an average remaining life of 22 months (December 2003: 21 months). For fixed rate discounts, the average remaining period is 21 months (December 2003: 23 months). At the end of June 2004, 61% (December 2003: 54%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by early repayment fees. At 30 June 2004 the value of our mortgage balances paying SVR was £5.6bn, representing 20% (December 2003: 24%) of balances, £0.5bn lower than December 2003.

APPENDIX 5 : Residential Mortgage Arrears

At 30 June 2004:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,342	0.50	76.2	0.26	3,467
10%+	579	0.13	13.8	0.05	3,101
Repossession stock	37	0.01	1.7	0.01	162
Total	2,958	0.64	91.7	0.32	6,730

At 31 December 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,561	0.58	82.5	0.32	3,743
10%+	629	0.14	15.4	0.06	3,371
Repossession stock	42	0.01	1.6	0.01	149
Total	3,232	0.73	99.5	0.39	7,263

APPENDIX 6 : Residential Lending by Type of Borrower (by value)

Borrower Type:	Six months ended 30.06.04 %	Six months ended 30.06.03 %	Year ended 31.12.03 %
First time buyer	13	11	11
Next time buyer	18	32	31
Remortgage	62	47	50
Further advances	7	10	8
	100	100	100

APPENDIX 7 : Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 30 June 2004 was £4,339m and is included in the following balance sheet headings:

	As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Loans and advances to banks	17	38	34
Loans and advances to customers:			
Secured loans	1,302	1,050	1,135
Other unsecured loans	593	530	554
Net investment in finance leases and hire purchase contracts	2,041	1,889	1,976
Operating lease assets	386	381	375
	4,339	3,888	4,074

APPENDIX 8 : Earnings Per Share

Basic earnings per ordinary share of 49.6p (June 2003: 39.2p, December 2003: 79.0p) are calculated by dividing the Group profit attributable to shareholders of £228.6m (June 2003 : £189.4m, December 2003 : £378.0m) by the weighted average number of ordinary shares in issue of 461.2 million (June 2003 : 483.7 million, December 2003 : 478.8 million), during the period.

The underlying basic earnings per ordinary share were 42.0p (June 2003: 39.2p, December 2003: 79.0p). This is provided to disclose the trend in earnings excluding the distorting effect of non-operating items. This is based on the same number of shares and the profit for the period after excluding the non-operating exceptional gain on the sale of the merchant acquisition business less the associated tax charge as shown below:

	Six months ended 30.06.04 £m	Six months ended 30.06.03 £m	Year ended 31.12.03 £m
Profit for the period as reported	228.6	189.4	378.0
Adjusted for:			
Exceptional gain arising from the sale of the merchant acquisition business	(52.0)	-	-
Less associated tax charge	17.3	-	-
Underlying profit for the period	193.9	189.4	378.0

The diluted earnings per share is based on the total dilutive potential shares and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Six months ended 30.06.04 number m	Six months ended 30.06.03 number m	Year ended 31.12.03 number m
Weighted average number of ordinary shares in issue	461.2	483.7	478.8
Weighted average dilutive options outstanding	2.1	3.0	3.0
	463.3	486.7	481.8

The total number of shares in issue at 30 June 2004 was 456m (December 2003: 462m).

14. OTHER INFORMATION

14.1 Business Sectors

The business sectors used for external reporting are as follows:

- Retail Banking:
  This covers the broad range of services to Retail Banking, including:
  - Mortgage Lending & Investments - which consists of the mortgage lending and retail savings operations, together with related businesses such as general insurance and income from our partnership with Legal & General.
  - Personal Banking - which includes the personal current accounts, the unsecured lending subsidiary Alliance & Leicester Personal Finance Ltd, ATM operations and credit card income from our partnership with MBNA.

- Commercial Banking:
  This covers the broad range of services to Commercial Banking, including small business customers. The sector includes Alliance & Leicester Commercial Bank plc, the asset finance subsidiary Alliance & Leicester Commercial Finance plc and Alliance & Leicester Cash Solutions Ltd.

- Treasury & Group:
  This sector comprises Alliance & Leicester Group Treasury, the investment income generated by non-allocated capital, and the costs associated with corporate overheads which are not directly attributable to the other business units.

14.2 Forward Looking Statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

15. NOTES TO THE INTERIM FINANCIAL INFORMATION

Basis of Preparation

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Alliance & Leicester plc for the year ended 31 December 2003 have been filed with the Registrar of Companies for England and Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

16. SHAREHOLDER INFORMATION

Financial Calendar

Ex dividend date for interim dividend	8 September 2004
Record date for interim dividend	10 September 2004
Payment date for interim dividend	11 October 2004
Provisional date for preliminary results 2004 to be announced	25 February 2005
Provisional date for interim results 2005 to be announced	29 July 2005

Dividends

Interim dividend 2002	13.0p
Final dividend 2002	26.9p
Interim dividend 2003	14.3p
Final dividend 2003	29.6p
Interim dividend 2004	15.7p

17. INDEPENDENT REVIEW REPORT TO ALLIANCE & LEICESTER PLC

Introduction

We have been instructed by the Group to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated balance sheet, the reconciliation of movement in shareholders' funds and the consolidated cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Group in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Group those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
Birmingham
26 July 2004

18. CONTACTS

Should you have any queries please contact: -

Mark Jones Head of Investor Relations	Tel: 0116 200 4492
Stuart Dawkins Director of Corporate Communications	Tel: 0116 200 3088
Mark Browne Head of Financial Relations and Reporting	Tel: 0116 200 2123
Press Office	Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 27 July 2004.

A presentation of the results for analysts and investors will be given on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk). Later in the day an archive version of the presentation, slides and audio, will be available on the Alliance & Leicester corporate web site and also on the Bloomberg platform. To access the presentation on Bloomberg, enter AALI and press GO.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL.
Company No: 3263713. Registered in England.

END

File No.82-4964

New Board Appointment - Margaret Salmon, Non-Executive Director

With effect from 1 July 2004 Margaret Salmon will be appointed as a Non-Executive Director of Alliance & Leicester plc. A Fellow of the Institute of Personnel Development, Margaret is a non-executive director of Kingfisher plc. She is also Chairman of the Sector Skills Development Agency and a Director of the University for Industry. Her previous executive roles have included being Chief Executive of Resources at the BBC and Group Personnel Director of the Burton Group.

John Windeler, Chairman, said: "I am delighted to announce the appointment of Margaret Salmon to our Group Board. Margaret has extensive experience in the fields of human resources and education and will be able to make a valuable contribution to our Board."

For further information contact:

Stuart Dawkins
Director of Corporate Communications
Tel: 0116 200 3088

Mark Jones
Senior Investor Relations Manager
Tel: 0116 200 4492

Press Office
Tel: 0116 200 3355

24 June 2004

File No.82-4964

Alliance & Leicester Pre-Close Analyst Meetings

Alliance & Leicester will be holding a series of meetings with analysts ahead of the close period for the half year ended 30 June 2004. This announcement sets out the main information being provided in these meetings.

Alliance & Leicester's overall performance to date is in line with market expectations (Note 1).

Progress against our strategic objectives

Our primary target is to achieve double digit percentage growth in basic earnings per share in 2004. We are on track to achieve this target and each of our supporting objectives for the full year.

- Revenue

We expect to achieve our full year supporting objective of accelerating revenue growth (Note 2). Total Group revenues increased by 3.8% in the first quarter of 2004 compared to the same period in 2003.

Average interest earning assets for the Group in the first quarter of 2004 were 8% higher than the average for the whole of 2003. The Group net interest margin was 1.56% in the first quarter of 2004 compared to 1.68% in the final quarter of 2003. We expect the net interest margin for the whole of 2004 not to be significantly lower than the 1.56% in the first quarter of 2004.

The Group continues to grow its non-interest income, which for the first quarter of 2004 was 14.6% higher than in the same period in 2003 and amounted to 50% of the Group's total operating income in that quarter.

The Mortgage Lending and Investment (MLI) net interest margin fell from 1.29% in the fourth quarter of 2003 to 1.15% in the first quarter of 2004, the primary driver being the up-front costs associated with the growth in new mortgage lending. We continue to offer our customers good value mortgage products designed to meet their needs, and in May we simplified our product range. The new range offers customers a choice of products, with or without up-front fees and with differing early repayment fees. Where customers choose the 'no fee' option, the costs incurred by the Group are amortised over the early repayment period (Note 3). The new product range is expected to result in lower up-front costs being charged to the profit and loss account for mortgage sales in the remainder of 2004. This will be beneficial for the MLI margin in the second half of the year.

The Personal Banking margin increased by five basis points to 4.15% in the first quarter of 2004 compared to the fourth quarter of 2003. The personal loans margin saw further pressure as a result of competitive market pricing and increased funding costs, but this was more than off-set by a higher net interest margin on current accounts as a result of increases in the bank base rate.

The Commercial Banking margin fell from 1.93% in the fourth quarter of 2003 to 1.85% in the first three months of 2004. The fall is due to growth in high quality but lower margin commercial lending assets. Treasury external assets at the end of May 2004 were 11% lower than at the end of 2003.

- Costs

We continue to target our 2004 operating costs to be broadly similar to 2003. 2004 operating costs will include the one-off additional cost of just under £10m associated with the branch closures announced on 16 June 2004. We remain confident of achieving this target (Note 4).

Our 2004 results are on track to reflect the achievement of the £100m reduction in core costs based on 2000 business volumes and prices.

We continue to expect the final part of the strategic investment programme announced in 2000 to cost around £8m in 2004, with £4m being incurred in the first half of 2004.

- Capital

We have commenced our 2004 share buyback programme and so far this year have bought back 6.1m shares, at a cost of £51.4m. We are confident that by the end of 2004 our equity tier 1 ratio will be towards the lower end of the 7.0% to 7.5% target range.

- Asset quality

The Group's asset quality remains strong in each of our business sectors.

Mortgage arrears continue to improve and our mortgage asset quality remains excellent. We expect the loss charge within the MLI division to be around £8m in the first half of 2004 reflecting the previously announced changes in our Mortgage Indemnity Guarantee insurance agreement (Note 5).

Asset quality within our personal unsecured lending book remains very strong, and there are no signs of any reduction in the quality of our assets. The Personal Banking loss charge for the first half of the year is expected to be similar to that in the first half of 2003, when the charge was £21m.

Within Commercial Banking, the loss charge in the first half of the year is expected to be broadly similar to the same period in 2003, when the charge was £5m.

Franchise growth

Sales of all our core product areas grew during the first quarter of 2004.

Alliance & Leicester's mortgage strategy continues to be that of a responsible lender, targeting profitable and high quality lending. We therefore continue to avoid lending in the high loan to value, buy to let, sub-prime, self-certified and also income non-verified (or 'fast track') sectors of the market. During the first quarter of 2004 our mortgage business continued to build on the momentum that we saw in the second half of 2003. Gross mortgage lending in the quarter was £2.5bn, a market share of around 3.7%. Net mortgage lending was £1.1bn, a market share of 4.5%, compared with our 3.3% share of UK mortgage balances at the end of 2003.

Unsecured personal loan gross advances in the first quarter of 2004 were £587m, 8% higher than in the same period last year, and balances increased by £160m compared with the end of 2003. This growth has been achieved with no relaxation of our credit assessment criteria.

Personal customer deposit balances were slightly higher at the end of March 2004 than at the end of 2003, and our current account base continues to grow with sales of new current accounts in the first quarter of 2004 significantly higher than in the same period in 2003.

Sales of new credit cards, long-term investment products and general insurance policies (household and mortgage payment protection products) were higher in the first quarter than in the same period in 2003. Sales of life assurance were slightly lower than those in the first quarter of 2003.

Wholesale Banking business volumes in the first quarter of 2004 saw the value of cash sales increase by 25% compared to the same period in 2003. Commercial lending balances increased by £100m to £4.2bn during the quarter. New business banking account openings and the value of cash handling deposits in the first quarter of 2004 were each broadly similar to the same period in 2003.

Business model

On 16 June we announced plans to further implement our "Direct bank with a high street presence" business model, with the closure of 46 branches with effect from 1 October 2004. This follows the completion of a review of our network and will result in a UK-wide branch network of 254 branches, together with over 40 local agencies.

The closure of these branches will result in a one-off cost of just under £10m in the first half of 2004 within Retail Banking, which will be accounted for as an operating FRS3 exceptional item.

Once this reduction in the branch network is complete it will generate net savings of around £5m per annum.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2004 will be announced on 27 July 2004.

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Press Office		Tel: 0116 200 3355
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1. On 15 June 2004, analysts' forecasts for pre-tax profit for the year ending 31 December 2004 ranged from £524m to £577m, with a consensus of £553m. These forecasts exclude the £52m pre-tax profit on the sale of our merchant acquisition business, which is an FRS3 non-operating exceptional item.

2. We continue to target accelerating annual income growth in 2004 on a like for like basis (removing the distortion from any significant property rationalisations and the sale of our merchant acquisition business). Using this definition, full year income growth in 2003 was 2.5%.

3. Alliance & Leicester does not in general amortise the cost of mortgage incentives. Our accounting policy is for the cost of mortgage cashbacks, discounts and other incentives to borrowers to be charged to interest receivable in the Group's profit and loss account as incurred. As previously announced under the accounting treatment we introduced in 2002, for mortgage products structured so that if a customer redeems their mortgage and incurs early repayment fees which recover the value of the initial discount, then the cost to the Group of the initial discount is amortised over the early repayment period. At the end of 2003, the amount of deferred mortgage incentive costs held on the Group's balance sheet was less than £3m.

4. We are targeting our 2004 operating costs to be broadly similar to 2003. Operating costs exclude depreciation on operating lease assets and the one-off costs associated with the strategic investment programme announced in 2000, but include the one-off costs of around £10m relating to the reduction in the size of the branch network which are being treated as an FRS 3 operating exceptional item.

5. As previously announced we have terminated the insurance agreement with our offshore captive insurance subsidiary ("ALMIG") as the arrangement no longer added value to the Group. This decision has no impact on Group profit, nor on our cover against potential future losses. The only financial impact was a transfer of funds in the first quarter, increasing both revenues and provisions by £8m.

Disclaimer

This announcement contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

16 June 2004

Branch Network Review

Summary

Alliance & Leicester today announced plans to further implement its "direct bank with a high street presence" business model, with the announcement of the closure of 46 branches with effect from 1 October 2004. This follows the completion of a review of our network, and will result in a UK-wide branch network of 254 branches, together with over 40 local agencies.

This announcement has no impact on the Group's strategic targets for 2004.

Strategic Rationale

Alliance & Leicester is developing a Retail Banking business model which recognises the far reaching changes taking place in customer behaviour in UK banking. Customers are increasingly using "direct" channels (internet, telephone, ATMs) for both sales and service, and our strategy reflects the effect that this has on the mix of channels we offer for our customers.

Our customers increasingly use our direct channels and around 80% of our Retail Banking customer transactions (even excluding cheque and debit card transactions) are processed without any contact directly with a staff member. Independent research shows that a higher proportion of our product sales are through direct channels than the average for UK banks. Our customers are able to buy each of our "Core 4" products – mortgages, current accounts, savings and personal loans – online and use our internet banking services.

Our branches are increasingly used for sales and for more complex transactions which require face-to-face service and, whilst our branch network achieved record branch sales in 2003, we nevertheless are seeing a reducing number of branch transactions as our customers make increasing use of our direct channels. A strong branch network remains an important part of our future business model; we will continue to invest to deliver that and during the next three years we are planning to spend around £35m in improving our branch network, a similar amount to the past three years. Throughout this period we will continue to look for opportunities to open new branches in the top retail locations in the UK, where they complement our network.

Our business model allows us to provide customers with good, consistent customer service at a low unit cost. By reinvesting some of that cost saving into ensuring our products continue to offer good value to our customers, we have a business model for growing profits in a cost-effective way, even recognising a lower margin environment.

Review

The network review took into account the location of each branch, existing customer usage, the potential for future sales growth and the return on branch running costs. Whilst the 46 branches represent 15% of our branch network, they account for less than 3% of total sales of mortgages, personal loans and current accounts, and are used for transactions by around 1% of our Retail Banking customers each month. We will be writing to customers of the affected branches explaining the decision and setting out how we will continue to provide a service to them. As well as our direct channels, all of our customers with current accounts or card-based savings accounts can use any of the 16,000 UK Post Offices to pay in or withdraw money and check their balances. The distance from a closing branch to the nearest post office is less than half a mile in all cases, often far less. After the branch closures we will still retain a strong high-street presence, with 254 branches across the UK and more than 40 local agencies.

Some 310 staff work in the branches which will close, of whom 111 are in full time roles. We will seek to redeploy as many affected staff as possible to similar roles in nearby locations. Where redeployment is not possible, staff will be offered redundancy and specialist outplacement support.

Comment from Richard Pym, Group Chief Executive

"To continue to deliver great value products, we have to focus our cost investment on the locations and channels our customers now prefer to use. Ultimately, great value products are what customers want.

"Times are changing, British banking customers are not visiting their branches every week or even every month. They are finding it more convenient to use the telephone, the internet and cash machines for regular transactions and are increasingly looking at branches as places for more complex issues. Indeed, 80% of our customers' transactions do not require any contact directly with our staff at all. Our announcement today reflects this changing customer behaviour.

"A strong branch network remains important to us and we will continue spending to improve our network. Today's announcement does not reflect on the dedicated customer service which our staff provide in these branches."

Financial implications

The decision to close these 46 branches will have no impact on the Group's strategic targets for 2004.

The closure of the branches announced today will result in a one-off cost of just under £10m in the first half of 2004 within Retail Banking, which will be accounted for as an operating FRS3 exceptional item. Even including this additional cost, we remain confident that our 2004 operating costs will be broadly similar to 2003 on a comparable basis (Note 1).

Once this reduction in the branch network is complete it will generate net savings of around £5m per annum.

Further information on the Group's trading performance will be included in our pre-close trading update which will be released, as previously indicated, tomorrow (7.00am, Thursday 17 June 2004).

Alliance & Leicester's results for the 6 months ending 30 June 2004 will be announced on 27 July 2004.

Contacts

Mark Jones	Head of Investor Relations	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088
Press Office		Tel: 0116 200 3355

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Notes

1 Consistent with the statement in the announcement of our annual results for 2003, this comparable basis excludes depreciation on operating lease assets and previously announced strategic investment expenditure, but also now includes the one-off costs relating to the branch closures.

Disclaimer

This announcement contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The

statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

16 June 2004

File No.82-4964

ALLIANCE & LEICESTER PLC

ANALYST AND INVESTOR SITE VISIT
BOOTLE, MERSEYSIDE

Alliance & Leicester plc is today hosting a site visit for analysts and investors at its Bootle Offices on Merseyside. The programme starts at 10.30am and will cover aspects of the Group's Wholesale Banking business.

Slides used in presentations will be available on the investor relations section of the Group website – www.alliance-leicester-group.co.uk – from 5pm today.

The programme will not include any update on trading performance.

Alliance & Leicester will issue a pre-close period trading statement during the week commencing 14 June 2004, prior to its close period for the six months to 30 June 2004.

Enquiries:

Mark Jones
Head of Investor Relations Manager — Tel: 0116 200 4492

Mark Browne
Head of Financial Relations and Reporting — Tel. 0116 200 2123

Stuart Dawkins
Director of Corporate Communications — Tel: 0116 200 3088

25 May 2004

File No.82-4964

Alliance & Leicester plc

2004 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company on 4th May 2004:

Ordinary Resolutions

1. To receive the Directors' Report and Annual Accounts and the Auditors' Report for the financial year ended 31 December 2003;
2. To declare the final dividend;
3. To re-elect Mr R A Pym as a director;
4. To re-elect Mr R L Banks as a director;
5. To re-elect Mr R M McTighe as a director;
6. To re-elect Mr E J Watts as a director;
7. To re-elect Ms F A Cairncross as a director;
8. To elect Mr P J Stone as a director;
9. To elect Mrs J V Barker as a director;
10. To re-appoint Deloitte & Touche LLP as auditors and to authorise the Group Audit and Risk Committee to determine the remuneration of the auditors; and
11. To approve the Directors' Remuneration Report for the financial year ended 31 December 2003.

Special Resolutions

12. Renewal of authority to allot relevant securities;
13. Renewal of authority to allot equity securities for cash;
14. Purchase by the Company of its own shares.

5 May 2004

File No.82-4964

SHARE BUY BACKS
May 2004

Alliance & Leicester PLC
28 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 28 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 825.4205p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
27 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 May 2004 it purchased for
cancellation 600,000 of its ordinary shares at a price of 830.1954p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
26 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 26 May 2004 it purchased for
cancellation 150,000 of its ordinary shares at a price of 830.7111p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
18 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 May 2004 it purchased for
cancellation 230,000 of its ordinary shares at a price of 810.8045p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
17 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 May 2004 it purchased for
cancellation 185,000 of its ordinary shares at a price of 809.7635p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
14 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 817.1635p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
13 May 2004

Alliance & Leicester PLC

Repurchase of Shares

0

Alliance & Leicester plc announces that on 13 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 820.7276p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
12 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 819.1958p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
11 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 819.6477p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
10 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 10 May 2004 it purchased for
cancellation 300,000 of its ordinary shares at a price of 813.352p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
07 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 7 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 823.4387p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
06 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 6 May 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 834.6288p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
05 May 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 5 May 2004 it purchased for
cancellation 300,000 of its ordinary shares at a price of 837.3904p per ordinary
share from Cazenove & Co. Ltd.

AGM Statement

The following is an extract from the report that will be presented at Alliance & Leicester plc's Annual General Meeting this evening.

In the first quarter of 2004, Alliance & Leicester continued to make good progress against its strategic targets and has seen strong growth in its business volumes.

At the end of the first quarter of 2004 we are on track to achieve our primary strategic objective of double digit percentage growth in basic earnings per share. We are also on track to achieve each of our supporting objectives, of accelerating revenue growth (Note 1), achieving our £100m cost savings target (Note 2), and our equity tier 1 capital target (Note 3). We issued £300m of non-equity tier 1 capital in March and have commenced our 2004 share buyback programme. Asset quality remains strong across the Group.

Average interest earning assets for the Group in the first quarter were 8% higher than the average for the whole of 2003. In the first quarter net mortgage lending was £1.1bn, an estimated market share of 4.5%. Unsecured personal loan balances grew by £160m, personal customer deposit balances at the end of the first quarter were higher than at the end of 2003 and new current account openings in the first quarter of 2004 were higher than in the same period in 2003.

Wholesale Banking also saw volume growth in cash sales, commercial lending balances and the number of business banking accounts, each compared with the appropriate comparator period for 2003. Treasury's external assets decreased, as expected, falling by around 7% in the first quarter of 2004 compared to the end of 2003. As previously announced, on 30 April 2004 we completed the sale of our merchant acquisition business.

Total Group revenues increased by 3.8% in the first quarter of 2004 (Note 4). The Group's net interest margin reduced, reflecting the up-front costs of writing significant new mortgage business.

A more detailed update on our performance in 2004 will be provided in our pre-close statement, which we plan to issue during the week commencing 14 June 2004.

Our 2004 Interim Results will be announced on 27 July 2004.

Notes

1 We continue to target accelerating annual income growth in 2004 on a like for like basis (removing the distortion from any significant property rationalisations and the sale of our merchant acquisition business). Using this definition, full year income growth in 2003 was 2.5%.

2 Our cost savings are compared against our 2000 core operating costs, based on 2000 business volumes and prices.

3 We are targeting an equity tier 1 capital ratio towards the lower end of a 7.0% to 7.5% range by the end of 2004.

4 We have terminated the insurance agreement with our offshore captive insurance subsidiary ("ALMIG") as the arrangement no longer added value to the Group. This decision has no impact on Group profit, nor on our cover against potential future losses. The only financial impact was a transfer of funds in the first quarter, increasing both revenues and provisions by £8m. Like for like revenue growth in the first quarter of 2004 was higher than in the same period of 2003 even excluding this effect. ALMIG-related revenues totalled £6m in 2003.

Contacts

Should you have any queries on this announcement, please contact: -

Mark Jones	Head of Investor Relations	Tel. 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel. 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088
Press Office		Tel. 0116 200 3355

This statement is also available on the Alliance & Leicester corporate web site – www.alliance-leicester-group.co.uk

4 May 2004

File No.82-4964

Alliance & Leicester sells its merchant acquisition business to NOVA Information Systems

1. Summary

Alliance & Leicester today announces the sale of its commercial bank's merchant acquisition business to a UK affiliate of NOVA Information Systems (NOVA). NOVA, a wholly owned subsidiary of US Bancorp, has purchased Alliance & Leicester Commercial Bank's existing business and entered into a long term marketing alliance under which Alliance & Leicester will refer new customers to NOVA for acquiring services. euroConex Technologies Ltd, which is in the process of becoming a wholly owned subsidiary of NOVA, will manage the processing services for all new and existing Alliance & Leicester merchant customers. The service will continue to be marketed under the Alliance & Leicester brand.

The new arrangements are consistent with Alliance & Leicester's strategy, helping our Wholesale Banking business to focus on its core business lines of cash, commercial lending, business banking, and treasury.

Richard Banks, Managing Director Wholesale Banking, Alliance & Leicester commented:
"This alliance with NOVA means that we can continue to provide customers of Alliance & Leicester Commercial Bank with innovative, cost-effective merchant services. The merchant acquisition market is becoming increasingly dominated by global providers. As a UK bank focused on serving UK customers our strategy is to provide our customers with a range of services, with core products being manufactured in house, whilst working in alliance with a range of world class organisations in order to provide others."

2. Strategic Rationale

Our Wholesale Banking strategy, announced in July 2003, identified merchant acquisition as a non-core activity for the Group, and we started a process to find a suitable alliance.

Since we started offering a merchant acquisition service in 1996 we have seen the number of transactions increase to 349m in 2003, representing a market share of around 7%. However, the market is becoming increasingly dominated by global providers. As a UK bank focused on serving UK customers, Alliance & Leicester does not have the scale to compete with these companies. We have, therefore, sold the business and entered into an alliance with NOVA.

NOVA is one of the top three credit and debit card processors in the United States. Their strategy is to extend their US business model to other countries, and they already have operations in Ireland and the UK. As part of the alliance, NOVA will establish a separate UK salesforce promoting and selling an Alliance & Leicester branded product.

The alliance will provide an effective platform for us to continue to offer merchant acquisition services to our customers. Customers will benefit from improved product functionality, and the alliance fits with the Group's strategy of simplifying our operations and focusing on our core strengths.

There are 33 people employed either directly on, or supporting our merchant acquisition business. It is expected that the majority of these staff will be redeployed within the Group and that there will be no compulsory redundancies.

3. Financial Implications

In 2003 Alliance & Leicester's merchant acquisition business generated £21m of net income, consisting of £1m of interest income, £87m of fees receivable and £67m of fees payable. The costs of the operation were £15m.

The transaction completed on 30 April 2004, and NOVA has paid Alliance & Leicester Commercial Bank £83.5m. This has resulted in a net profit of around £52m after deducting around £32m, relating to the costs of exiting existing contracts, asset write-offs, provisions and transaction costs.

NOVA will pay Alliance & Leicester fees for the referral of new customers, although this income stream is not expected to be significant in terms of Commercial Banking's non-interest income.

The sale of the merchant acquisition business will impact on the Group's 2004 financial results by reducing revenues by around £14m and operating expenses by around £9m compared to 2003. The net profit from the sale of around £52m will be accounted for as an FRS 3 exceptional item, "Profit on disposal of Group operations" below "Operating profit".

4. Impact on 2004 Strategic Targets

Our strategic targets for 2004 were set out in our 2003 preliminary results announcement, issued on 20 February 2004. Reflecting the sale of our merchant acquisition business, our targets will be impacted as follows:

Earnings Per Share

The net profit from the sale will be treated as an FRS 3 exceptional item, which will be included within our 2004 basic earnings per share calculation. For targeting purposes we will target double digit percentage growth in underlying basic earnings per share in 2004, which will exclude the benefit of the net profit from the sale.

Revenue

We will continue to target accelerating annual income growth in 2004 on a like for like basis.

To enable a meaningful comparison, revenue growth for targeting purposes in 2004 will be calculated excluding all merchant acquisition revenues. Merchant acquisition revenue was £17m in 2002, £21m in 2003, and for the first four months of 2004 is around £7m. As before, we will also remove any distortion from significant property rationalisations. Using this definition our income growth for 2003 was 2.5%.

Costs

An estimated £9m of costs are expected to be saved during the remaining 8 months of 2004 as a result of the sale. This comprises around £6m of core costs, together with £3m of inflation and volume growth compared to 2000. The core cost savings will help off-set the additional cash market related costs, as explained in our 2003 preliminary results announcement.

Capital

Our capital target remains unchanged: we are planning for our equity tier 1 ratio to be towards the bottom end of our 7.0% - 7.5% target range by the end of 2004. The post-tax profit on the sale is expected to increase our reserves by around £35m. This increase will be available for further share buybacks, and therefore we are now planning for our 2004 share buyback programme to be up to £185m.

5. Contacts

For further information, please contact:

Mark Jones	Head of Investor Relations	0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	0116 200 2123
Press Office		0116 200 3355
Stuart Dawkins	Director of Corporate Communications	0116 200 3088

30 April 2004

File No.82-4964

Annual Report 2003
Summary Annual Report 2003
Notice of Annual General Meeting 2003
Proxy Forms

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

15 April 2004

File No.82-4964

SHARE BUYBACKS
March 2004

Alliance & Leicester PLC
31 March 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 31 March 2004 it purchased for
cancellation 250,000 of its ordinary shares at a price of 872.753p per ordinary
share from Cazenove & Co. Ltd.

April 2004

Alliance & Leicester PLC
23 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 April 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 837.1948p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
22 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 April 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 838.9455p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
19 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 April 2004 it purchased for
cancellation 400,000 of its ordinary shares at a price of 830.4143p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
15 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 15 April 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 841.7639p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
14 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 April 2004 it purchased for
cancellation 200,000 of its ordinary shares at a price of 849.3638p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
07 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 7 April 2004 it purchased for
cancellation 250,000 of its ordinary shares at a price of 873.24p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
06 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 6 April 2004 it purchased for
cancellation 250,000 of its ordinary shares at a price of 872.812p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
05 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 5 April 2004 it purchased for
cancellation 105,000 of its ordinary shares at a price of 872.3698p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
02 April 2004

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 2 April 2004 it purchased for
cancellation 225,000 of its ordinary shares at a price of 874.8746p per ordinary
share from Cazenove & Co. Ltd.

File No.82-4964

REPORT AND ACCOUNTS AVAILABLE ONLINE

18 March 2004

The 2003 Annual Report and Accounts for Alliance & Leicester plc are now available on the Company's Website, www.alliance-leicester-group.co.uk.

File No.82-4964

ALLIANCE & LEICESTER PLC
PRELIMINARY RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2003

CONTENTS

1. RESULTS HIGHLIGHTS

FINANCIALS

- Pre-tax profit up 12% to £525m (2002: £468m).
- Basic earnings per share up 16% to 79.0p (2002: 68.0p).
- Total dividend up 10% to 43.9p per share (2002: 39.9p).
- Post-tax return on capital increased to 22.1% (2002: 19.5%).

ACHIEVED ALL OF OUR STRATEGIC TARGETS*

We delivered against our primary target in 2003:

- **ACHIEVED DOUBLE DIGIT PERCENTAGE GROWTH IN EARNINGS PER SHARE**

  Basic earnings per share increased by 16% compared to 2002.

We have also delivered against each of our supporting objectives:

- **Achieved accelerated revenue growth target**

  Group revenues on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties) were 5.6% higher than in 2002, exceeding our target of 3.9%.

- **Achieved 2003 cost target**

  Delivered the £50m of core operating cost savings targeted in 2003.

- **Achieved tier 1 capital ratio target**

  Reduced our tier 1 capital ratio to 7.4%, within the targeted range of 7.0%-7.5%. During 2003 we bought back 24.6m shares at a cost of £215m.

And asset quality remains strong

- 90% of our loans and advances to customers are secured (December 2002: 91%).
- Mortgage arrears continue to improve with just 0.73% of mortgage accounts in arrears (December 2002: 0.85%).
- Asset quality of our unsecured personal loans business remains very strong, with only 4.4% of the loan book over 30 days in arrears (December 2002: 5.3%).
- Asset quality of our commercial loan book remains good. Non-performing assets represent 0.68% of the book (December 2002: 0.64%).
- 96% of our Treasury assets have a long term credit rating at or above single 'A' (December 2002: 94%).

*more details are set out in section 2.1

FRANCHISE GROWTH

- **Retail Banking**

- Record gross mortgage lending of £8.1bn; 27% higher than in 2002. Net mortgage lending of £2.0bn, up 15% compared to 2002. These represented market shares of 3.0% for gross and 2.1% for net lending.
- Record unsecured personal loan gross advances of £1.9bn, 36% higher than in 2002. Balances grew to £2.5bn, up 16%. Asset quality has improved and remains very strong.
- 183,000 new current accounts were opened. Our current account base increased to 1.84m accounts.
- Personal customer deposit balances increased by over £1.3bn to £18.9bn.

- **Wholesale Banking**

- Cash sales to financial institutions of £43.2bn, a 120% increase compared to 2002. Cash handling deposits were £61bn, slightly higher than in 2002.
- Commercial lending balances increased by £0.7bn to £4.1bn.
- Our business banking account base increased to 58,000 and our club and society "Community" account base increased to 101,000.

CAPITAL MANAGEMENT

During 2003 we achieved our tier 1 capital target. In 2004 we plan to improve the efficiency of our capital base further. It is our intention, subject to market conditions, to issue a tranche of up to £300m non-equity tier 1 capital during the first half of 2004. We are also planning to continue to reduce our equity tier 1 capital ratio in 2004 from 7.4% at the end of 2003, through a further share buyback programme of between £100m and £150m.

Comment from Richard Pym, Group Chief Executive

"In 2003 we achieved all of our strategic targets and delivered a strong set of results. We delivered good growth in both our Retail Banking and Wholesale Banking businesses.

"The UK financial services market is competitive and fast-changing. Our customer focused approach, supported by our responsible approach to lending, makes us confident we will continue to deliver real value for our customers and shareholders in the future.

"Alliance & Leicester has never been clearer on what it is doing, on what it has to achieve, and on where it is going."

2. GROUP CHIEF EXECUTIVE'S REVIEW

Alliance & Leicester achieved all of its strategic objectives in 2003 and delivered a strong set of financial results. Pre-tax profit was up 12% to a record £525m. Earnings per share increased by 16% to 79.0p, and the Board has proposed a final dividend of 29.6p per share, making a total dividend of 43.9p, an increase of 10%. Our return on capital increased to 22.1% as a result of our increased earnings and a more efficient capital base.

These results have been delivered against a relatively uncertain economic backdrop during most of 2003. However most commentators agree that the economy enters 2004 in a stronger position than it entered 2003. Our current plans are based broadly on consensus forecasts, suggesting UK GDP growth in 2004 of close to 3%, compared to an outturn of 2.1% in 2003. We expect interest rates to rise during 2004, resulting in a modest slowdown in the growth of consumer expenditure during the year.

The UK mortgage market remained very strong during 2003. After an apparent easing in activity in the early part of the year, levels of lending accelerated towards the year end. This trend leads us to expect no significant change in UK lending to our core markets of house buyers and remortgages during 2004. We expect house price inflation to continue to slow across the UK although, as in 2003, there will be regional variations.

The unsecured personal loan market forms part of the non-card consumer credit market, which slowed in 2003, with UK gross lending falling 5% and net lending falling 17% compared to 2002. We expect UK net lending to continue to reduce in 2004. Despite the 5% reduction in UK gross lending in 2003, we achieved record unsecured personal loan gross advances of £1.9bn in this market, a 36% increase compared to 2002.

2.1 Strategic Objectives

The Group's ultimate aim remains the maximisation of shareholder value. To deliver this goal in 2003 we had a primary strategic target and three supporting objectives.

- **We achieved our primary strategic target of double digit percentage growth in earnings per share**

Basic earnings per share increased by 16% compared to 2002.

We have also delivered against each of our supporting objectives:

- **Achieved accelerated revenue growth target**

Group revenues on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties) were 5.6% higher than in the same period in 2002, exceeding our target of 3.9%.

Total Group revenues increased by 2.4% in 2003. This includes £70m of credit card income in 2003 (2002: £102m). There were no significant property rationalisations in 2003 (2002: £5m).

- **Achieved 2003 cost target**

We achieved the £50m of core operating cost savings targeted in 2003. At the end of 2003 we are positioned to achieve the £100m reduction in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices, which will be reflected in the Group's 2004 results.

- **Achieved tier 1 capital ratio target**

During 2003 we bought back 24.6m shares at a cost of £215m, reducing our tier 1 capital ratio to 7.4%, within our 7.0% - 7.5% target range.

The maintenance of our high quality credit standards remains a key strategic goal. As in 2002 our asset quality remains strong.

During 2004 our primary target will continue to be to achieve double digit percentage growth in earnings per share. This target is supported by goals relating to revenue growth, costs and the management of our capital. These targets are set out in detail in section 6.

In the future, we believe that implementing our strategy and business model, which are covered in more detail below, will enable the Group to continue to grow its franchise in its chosen markets, supported by an efficient operating infrastructure.

2.2 Our Business Model

Over the past few years we have constructed, refined and implemented a robust strategy to grow our Retail Banking business, and in 2003 we announced a new focused strategy for our Wholesale Banking business.

For Retail Banking, our entire business is focused on delivering to customers our four brand values: we attract new customers through products emphasising the "better value" we offer them; we make it easy for customers to buy from us by being "simple and straightforward" to deal with; both our sales and service are enhanced by being "friendly and approachable"; and we retain customers, and sell more to them, by "recognising customer relationships", that is by offering our existing customers preferential terms on additional products they purchase from us. The growth we have achieved in 2003 in Retail Banking reflects the value we offer to customers and create for shareholders through this approach.

Retail banking in the UK is changing fast, driven by far-reaching changes in consumer behaviour. Consumers are becoming ever more aware of the value of the products available in the market, and business models which rely on customer inertia to charge high prices are becoming increasingly out-dated. There are also rapid changes in the way that consumers buy and transact their financial services products. Our own evidence is showing that our branch transactions are starting to reduce, whilst for the UK as a whole the number of people using the internet to carry out their financial transactions has more than doubled in the past two years. The C1/C2 customer group, our target customer, has above average internet usage. In the next two years we believe customers will become even more confident in using technology to process their financial transactions, following the national introduction of chip and pin technology for plastic cards.

We have developed a business model for our Retail Banking business which recognises these far-reaching changes. We refer to this model as being a "direct bank with a high street presence". Our products and marketing activities are akin to those offered by a pure direct bank. We have a skilled management and workforce in this respect, and a high proportion of our sales and customer transactions are already made through the direct channels of internet, ATM and telephone, particularly by interactive voice response. This approach is leading to a reduction in the marginal cost of acquiring new customers. Unlike solely direct providers, however, we also offer customers face-to-face access through our compact branch network for more complex sales and transactions, and as a source of confidence for customers so that they can talk face-to-face should they need to. We have a network of 300 branches, which we believe covers the whole of the UK effectively.

Our business model will increasingly allow us to provide customers with good, consistent customer service at a low unit cost. By reinvesting some of that cost saving to ensure our products continue to offer good value to our customers, we have a business model for growing future revenues in a cost-effective way.

In our Wholesale Banking business, we are making good progress implementing the strategy we announced in July 2003. This strategy focuses on products and markets where we have a core competency and critical mass, building on the success achieved within Retail Banking from increased focus, and simplification of operating processes. The four core business lines are cash, commercial lending, business banking and treasury.

2.3 Retail Banking Performance

Retail Banking pre-tax profit increased by £9m to £441m (2002: £432m), with revenues growing by 5.5% on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties). Cost growth was controlled at 2.6%, and asset quality remains very strong.

Retail Banking resources are focused on mortgages, personal loans, current accounts and savings. We refer to these four products as the "Core 4". Each of our Core 4 products performed well during 2003. We achieved record gross mortgage lending of £8.1bn, up 27%, a 15% increase in net mortgage lending to £2.0bn, and record gross unsecured personal loan sales of £1.9bn, up 36%. This lending has been achieved without any reduction in our credit standards. Lending in both our mortgage and personal loan operations in January 2004 was higher than in January 2003.

Our personal account deposit balances grew by over £1.3bn, with balances at the end of 2003 reaching £18.9bn. 183,000 new current accounts were opened, in line with the number opened in 2002. The current account base has increased to 1.84m accounts at the end of 2003.

We believe our Core 4 products offer customers excellent value. This is supported by the 1,900 "best buy" mentions they received in national newspapers during 2003, more than any of our competitors.

Our relationships with our key partners, MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance, continue to work effectively. We have recorded strong growth in sales of credit cards, general insurance and life assurance products.

2.4 Wholesale Banking Performance

Our Wholesale Banking operations have performed well during the year with pre-tax profit in Commercial Banking up 15% to £80m (2002: £70m), and pre-tax profit in Treasury up 22% to £47m (2002: £39m).

Commercial Banking saw strong growth in cash sales to financial institutions, with volumes more than doubling to £43bn in 2003 (2002: £20bn). We opened 11,000 new business banking accounts in 2003. The majority of these customers have a turnover of less than £1m. During 2004 we will be broadening our business banking proposition to appeal to customers with a higher turnover.

Our commercial loan book grew to £4.1bn at the end of 2003 (2002: £3.4bn) and, as we announced in July 2003, we have focused our small ticket leasing activities on the commercial vehicle, bus and coach, public sector and wholesale finance (primarily large scale fleet finance) sectors. As a consequence, from July 2003 we ceased to write new business in the equipment finance, plant and machinery, car contract hire, fleet management and other general business small ticket leasing sectors. Since July 2003, £80m of the £500m balances in these sectors have run-off, leaving £420m at the end of 2003 to run off over the next four years.

As part of our Wholesale Banking strategy, in July 2003 we announced that we were seeking an alliance to provide a merchant acquisition service for our customers in the future. This process is ongoing and we expect, subject to the necessary approvals, to conclude an agreement in the first half of 2004. This is likely to involve the sale of our existing business, and the continuation of an Alliance & Leicester branded service.

2.5 Regulation

Our business policies are, we believe, well-aligned with our regulator's agenda. We are a responsible lender, ensuring as best we are able that customers are not borrowing more than they can afford to repay now or in the future, should interest rates rise, as expected. As part of our standard mortgage application process, we ask all customers to provide evidence of their income, as well as limiting lending to a maximum of 95% of the value of the property. Our lending application processes make extensive use of credit bureau data to assess the customer and check their current commitments, as well as using data available from their existing relationships with us.

These procedures, together with new system developments implemented during the second half of 2003, leave us well positioned to comply with the Financial Services Authority's (FSA) "Regulating mortgage sales: conduct of business rules" which takes effect at the end of October 2004.

Our policies and operations are driven by our brand values. These include being both "simple and straightforward" and "friendly and approachable" for customers to deal with, which aligns us with our regulator, in particular in the light of its objective to improve the clarity of financial information and understanding by customers. During 2004 we will be implementing additional initiatives to assist in the financial education of customers.

Our preparations for reporting our 2005 results under International Accounting Standards (IAS) are making good progress, and we await publication of a final IAS 39 "Financial Instruments: Recognition and Measurement" by the International Accounting Standards Board. We are also making good progress in ensuring we meet all the necessary criteria to maximise the potential benefits for our shareholders from the implementation of the Basel 2 capital accord, from which we expect to be a major beneficiary.

2.6 Our Staff

I would like to thank our staff for their contribution to our success in 2003. Throughout the Group we have been strengthening our management teams by developing existing managers as well as recruiting new managers from outside the organisation. Over the past few years we have significantly improved the quality of our management, enabling us to compete successfully in the competitive UK banking market. During 2003 we achieved Group-wide "Investors In People" accreditation, recognising the quality of our training and development. This set of results reflects the work of the excellent teams of people we have working across the whole Group, each committed to achieving our business goals, and sharing a clear vision of where Alliance & Leicester is heading.

As a British bank focused on serving British customers, we believe our customers prefer to have their telephone calls answered in the British Isles. Our staff provide good, friendly service to our customers and we will not put this, nor our customer relationships, at risk by outsourcing our core contact centres outside the British Isles.

The funding of pension schemes is a key issue for all employers and staff in the UK. During 2003 we agreed to increase the Group's funding of our defined benefits pension scheme and defined contribution pension schemes. In 2003 the Group also made a one-off contribution of £100m to the defined benefits pension scheme. This contribution was above that required by the scheme's actuaries, and demonstrates the commitment of the Group to our pension schemes.

2.7 The Future

2003 has seen continued growth in our Retail Banking franchise, and in our chosen Wholesale Banking markets. We will continue to develop our direct distribution channels to give our customers great value products, supported by straightforward, friendly and approachable service, and we will continue to recognise our customer relationships by offering customers preferential terms on additional products they purchase from us.

We believe our "direct bank with a high street presence" business model represents the future for banking in the UK. By delivering this model, and maintaining our responsible approach to lending, we believe that Alliance & Leicester will continue to deliver real value for our customers and shareholders in the future. Alliance & Leicester has never been clearer on what it is doing, on what it has to achieve, and on where it is going.

Richard Pym
Group Chief Executive

3. SUMMARY OF RESULTS

		Year ended 31.12.03	Year ended 31.12.02
Results			
Profit before tax	£m	524.7	468.3
Profit attributable to shareholders	£m	378.0	339.6
Net interest margin (Notes 1&2)	%	1.79	2.01
Per share			
Basic earnings	p	79.0	68.0
Dividends	p	43.9	39.9
Net assets	p	367	355
Business sector profit before tax			
Retail Banking	£m	441	432
Commercial Banking	£m	80	70
Treasury & Group	£m	22	17
Strategic investment	£m	(18)	(51)
Total	£m	525	468
Performance measures			
Post-tax return on capital	%	22.1	19.5
Post-tax return on mean assets	%	0.8	0.8
Post-tax return on mean risk-weighted assets	%	1.8	1.7
Risk asset ratios			
Total capital	%	10.8	11.4
Tier 1 capital	%	7.4	8.5
Total Shareholder Return (Note 3)			
1 year	%	25.2	(1.8)
3 years	%	49.0	7.1

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.75% (2002: 1.97%).

(Note 3) Total Shareholder Return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

4. BUSINESS REVIEW

4.1 RETAIL BANKING REVIEW

Retail Banking pre-tax profit increased by £9m to £441m (2002: £432m), with revenues growing by 5.5% on a like for like basis (total income up 0.8%). Cost growth was controlled at 2.6% and asset quality remains very strong.

Core 4

- **Mortgages**

In 2003 the UK mortgage market remained buoyant, with gross lending increasing by 24% to £271bn, and with net lending of £95bn, a 22% rise.

Alliance & Leicester's gross mortgage lending increased 27% to £8.1bn in 2003, a market share of 3.0%. Net mortgage lending increased 15% to £2.0bn, a market share of 2.1%. Mortgage balances at the end of 2003 were £25.5bn (2002: £23.5bn), a market share of 3.3% (2002: 3.5%).

We have implemented a number of customer service improvements in our mortgage business during the second half of 2003, including a new sales quotation system as well as enhancements to our intermediary internet application system. These initiatives contributed to a significant increase in our mortgage lending during the second half of 2003, with gross advances of £4.9bn, a market share of 3.3%, and net lending of £1.5bn, a market share of 2.9%.

Our mortgage strategy aims to provide year on year growth in our mortgage assets by targeting the prime residential sector. We avoid lending in the buy-to-let, sub-prime, self-certification and over 95% loan to value ratio (LTV) sectors, which we believe are higher risk. We will increasingly offer our customers a simple product range and segment our new business by both channel and buyer type.

Lending to remortgage customers accounted for 50% of Alliance & Leicester's gross mortgage lending in 2003, similar to the 45% for the market as a whole. Whilst gross lending to first time buyers fell by around 20% in the market as a whole, our lending to this type of customer increased by 11%.

The product mix also saw a significant change in 2003. Over 50% of our gross lending was on fixed rate products in 2003, compared to less than 10% in 2002. The proportion of our mortgage balances covered by early repayment fees increased from 42% at the end of 2002 to 54% at the end of 2003.

- **Personal Loans**

During 2003 gross unsecured personal loan advances increased by 36% to £1.9bn (2002: £1.4bn), whilst balances increased by 16% to £2.5bn (2002: £2.1bn). This increase in new lending has been achieved as a result of improvements in our marketing and customer acquisition processes. The key drivers were the use of highly focused and cost effective direct response television advertising and the use of our risk-based pricing system. The use of risk-based pricing has not involved any relaxation in our lending criteria.

Our process for assessing our customers' ability to repay a loan takes into account a number of factors such as income, regular outgoings, other outstanding loan balances and the size of loan applied for. As part of our credit approval process we make extensive use of credit bureau data to assess customers and to check their current commitments, as well as using data available from our own customer base.

The credit quality of our unsecured lending book remains very strong, with the charge for bad debts remaining at around 2002 levels, despite a 16% increase in balances. The maintenance of our high credit standards in this business is a key objective. For the month of December 2003 we increased our loan cut-off criteria to reflect the general increase in financial stress that occurs towards the end of the year. This dampened our lending volumes in the fourth quarter of 2003.

During 2003 over 75% of our unsecured loans to "New-to-Group" customers were to homeowners, greater than the 66% identified in a recent Bank of England survey. The proportion of loan

applications we accepted has reduced in 2003 compared to 2002. We believe that the profile of our typical applicant, combined with our risk assessment and affordability processes, will leave us well placed to manage any impact from the future changes in the UK personal bankruptcy laws.

During 2003 creditor protection insurance penetration of new personal loans has been maintained at around the levels achieved in 2002, generating a valuable source of non-interest income.

Our personal loans business continues to be a highly efficient direct operation. During 2003 the internet accounted for 22% of applications, representing a 90% increase on 2002 application numbers. In total the internet and the telephone generated 87% of our personal loan applications.

- **Current accounts**

We opened 183,000 new current accounts in 2003, similar to the number in 2002 which itself was 28% higher than 2001. Our current account base has grown to 1.84m accounts.

During the final quarter of 2003 we started using direct response television to advertise our Premier current account product. The initial results from these adverts have exceeded our expectations.

The majority of current accounts opened during 2003 were Premier accounts. The average product holding of a Premier account customer is more than double that of the rest of the Retail Banking customer base.

- **Savings**

Personal customer deposit balances have increased by over £1.3bn to £18.9bn at the end of December 2003.

We continue to maintain our focused and simplified range of products, with the growth in balances being achieved through both branch and telephone based accounts.

Since January 2004 all of our card-based savings account holders have been able to deposit, withdraw, and check their balances at Post Office counters, using the same process as that introduced for current account customers in 2003.

Partner 4

2003 has been the first full financial year for our partnerships with both MBNA for credit cards, and with Legal & General for life assurance. Sales of both of these products have seen strong growth with the sale of new credit cards increasing by 80% during the year to 212,000, and life assurance products sales increasing by 20% compared to 2002.

General insurance product sales of household, mortgage payment protection, personal accident and motor insurance have seen a strong increase, rising 23% during 2003, driven primarily by the growth in our mortgage lending.

New long term investment business in 2003 was lower than in 2002, although sales in the second half of 2003 reversed the downward trend seen since the start of the second half of 2002.

Our Partner 4 products (credit cards, life assurance, general insurance and long term investments) play an important role in building and recognising customer relationships, which is a key part of our strategy and is one of our four brand values. In July 2003 we reported that we had achieved our target of increasing the average product holding from 1.5 products in June 2000 to 1.65 products. Since July 2003 we have seen further growth in cross sales, with the average product holding increasing to 1.66 at the end of 2003.

Distribution

Our 300 branches had a record year in 2003, achieving their highest ever number of product sales, whilst our telephone and internet channels have also seen significant growth in new business volumes.

Applications of personal loans, mortgages and current accounts via our internet site almost doubled in 2003 compared to 2002. In 2003 over £2bn of mortgage and personal loan applications were received directly via the internet, with over two-thirds of mortgage intermediary applications also received via our intermediary internet application system.

During 2003 over 120,000 new customers registered for our internet banking service, taking the total number registered to over 225,000. These customers regularly use the system, with around 10 million bill payments, transfers between accounts, and balance checks carried out in 2003.

Our customers are increasingly becoming used to using technology such as interactive voice response systems, ATMs and the internet to carry out their financial transactions. Our strategy is to increase the number and range of transactions that customers can undertake themselves ("self-serve") without involving our staff. We process around 100m transactions (excluding cheque and debit card transactions) a year, of which only around 20m involve personal contact with Alliance & Leicester staff, whether in the branches or over the phone. This means that our customers already self-serve on around 80% of their transactions with us.

We have recently reviewed our mortgage processing operations and have now focused our operations on three centres each dedicated to serving a particular customer group – branch, telephone and internet, and intermediaries.

Our ATM network is now around its ideal size with a total of 2,600 machines in operation. During 2003 we installed 80 new sites.

Over the past 3 years we have reduced the unit cost of acquiring a new Core 4 customer by 38%. This reduction has been achieved as a result of our simple and straightforward targeted marketing programmes. The effectiveness of each of our marketing campaigns is measured, and each campaign is refined following analysis of the results. During the last 12 months the unit cost of new customer acquisition across the Core 4 products reduced by 5%.

Asset quality

Asset quality across Retail Banking remains very strong. Our responsible approach to lending has ensured that both our mortgage and personal loans arrears levels are better than industry averages.

We take a responsible approach to all of our lending activities. Our mortgage and personal loan lending policies are regularly reviewed. Our mortgage lending policy was amended in December 2003 to reflect both current market conditions and further enhancements to our credit assessment processes. Our current mortgage lending policy applies to the whole of the UK and limits our lending to a maximum of 95% LTV for properties valued up to £250,000, reducing to 75% for properties valued over £500,000. This, combined with our income multiple criteria and affordability assessments, protects both our customers and shareholders. The average LTV of new lending in 2003 was 59%, with just 5% of new lending having an LTV over 90%. The estimated LTV of our total mortgage book, based on house prices at 31 December 2003, was 40%. Mortgage arrears have continued to reduce, from £9.7m to £7.3m over the past 12 months. Only 0.73% of mortgage accounts are in arrears at the end of 2003 (2002: 0.85%).

Our unsecured lending asset quality has improved and remains very strong. Non-performing assets (loans over 30 days in arrears) comprise 4.4% of the unsecured loan book (2002: 5.3%).

4.2 WHOLESALE BANKING REVIEW

Our Wholesale Banking operations have performed well during the year, with pre-tax profit in Commercial Banking up 15% to £80m (2002: £70m) and pre-tax profit in Treasury up 22% to £47m (2002: £39m). Treasury's financial performance for reporting purposes is included within the Treasury & Group sector.

In July 2003 we completed a strategic review of our Wholesale Banking businesses. This identified the optimal future shape and direction for our Commercial Banking and Treasury businesses to deliver long term shareholder value. As part of the strategy we have focused Wholesale Banking on four core business lines: cash, lending, business banking and treasury.

- **Cash**

As we announced in July 2003, the primary driver of the cash business will be the value of cash sales rather than the value of cash handling deposits. During 2003 cash sales to financial institutions were £43.2bn, more than double the value in 2002. This increase was achieved as a result of growth in the value of cash sold to existing customers, and also reflects a full year of cash sales to customers acquired in late 2002. During 2003 cash handling deposits were £61bn, slightly higher than in 2002. The value of cheques processed fell by £5.2bn to £20.3bn.

As part of the Wholesale Banking strategy announcement in July 2003, we explained that we would continue to provide services for our customers in bill payments, international payments and merchant acquiring. These businesses, in which we see less potential for significant future profitable growth, will be run in the most efficient way to continue to add shareholder value.
The process of establishing an alliance to provide a merchant acquisition business is ongoing and we expect, subject to the necessary approvals, to conclude an agreement in the first half of 2004. This is likely to involve the sale of our existing business, and the continuation of an Alliance & Leicester branded service. Around 33 Alliance & Leicester staff work within our merchant acquisition business and we do not expect any compulsory redundancies as a result of any sale. During 2003, our merchant acquisition business delivered revenues of £21m, with operating expenses of £15m, and during 2003 merchant acquisition transactions increased to 349m.

We are currently looking at various options for the future shape of our bill payments business. During 2003 there was a small increase in electronic bill payment transactions, but this was more than offset by a continued reduction in the number of paper payments. Total bill payment transactions were 225m in 2003 (2002: 229m).

- **Lending**

During 2003 our commercial lending balances increased by £0.7bn to £4.1bn. This growth is after a reduction in balances of £80m, representing the run-off of leasing transactions in specific small ticket leasing sectors, following the decision announced in July 2003. The run-off will take around four years to complete, with £420m of balances outstanding at the end of 2003. Asset quality across our lending book remains good, with 0.68% of loans over 30 days in arrears at the end of 2003 (2002: 0.64%).

Our commercial lending activities are split between Alliance & Leicester Commercial Bank (ALCB) and Alliance & Leicester Commercial Finance (ALCF).

ALCB's lending activities support our corporate customers. ALCB also undertakes a small amount of secured property finance, including long term leases to UK Government departments and large UK corporates.

ALCF's lending can be split into two types. Big ticket leasing is focused on a number of sectors and asset specialisations, and the majority of this lending is bank guaranteed. Commercial asset finance lending is focused on four sectors: commercial vehicles, bus and coach, public sector, and wholesale finance (primarily large scale fleet finance). In July 2003 we announced that we would be exiting the commercial asset finance sectors of equipment finance, plant and machinery, car contract hire, fleet management and other general business small ticket leasing sectors.

- **Business Banking**

ALCB's business banking products and services offer customers a low cost, direct bank with access to the Post Office network.

At the end of 2003 we had 58,000 business banking and 101,000 Community accounts. We opened 11,000 new business banking accounts in 2003 (2002: 11,000). The majority of these customers have a turnover of less than £1m. During 2004 we will be broadening our business banking proposition to appeal to customers with a higher turnover. In January 2004 we launched our new product offerings and a marketing campaign in the central region of England, positioning Alliance & Leicester Commercial Bank as the "*A+Lternative Business Bank*" to the larger banks who currently dominate this market.

- **Treasury**

Treasury have continued to manage the Group's liquidity, funding and hedging requirements successfully. During 2003 extensive marketing has resulted in continued diversification of the funding base. During December 2003 Treasury experienced a strong inflow of short term money market funds from institutional investors, which were reinvested in short term bank deposits. This contributed significantly to the growth in Treasury's assets of 39% in 2003.

Asset quality within Treasury remains strong, with 96% (2002: 94%) of exposures having a long term credit rating at or above single 'A', and we continue our policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.

4.3 GROUP REVIEW

- **Capital**

During 2003 we bought back 24.6m shares at a cost of £215m, reducing our tier 1 capital ratio to 7.4%, within our 7.0% to 7.5% target range.

In 2004 we will continue to improve the efficiency of our capital base through the issue of non-equity tier 1 capital and a reduction in our equity tier 1 ratio. It is our intention, subject to market conditions, to issue a tranche of up to £300m non-equity tier 1 capital during the first half of 2004, which will result in our total tier 1 ratio increasing to above our original 7.0%-7.5% target range by the end of 2004.

We are, however, planning to continue to reduce our equity tier 1 capital ratio from 7.4% at the end of 2003, towards the lower end of our 7.0%-7.5% target range by the end of 2004. This reduction is likely to be achieved through a further share buyback programme of between £100m and £150m. We plan to continue to improve the efficiency of our capital base through our preferred method of share buybacks. The level of buyback beyond 2004 will of course be subject to the impact of International Accounting Standards and Basel.

- **Strategic Investment**

During 2003 one-off strategic investment expenditure totalled £18m, £8m lower than originally anticipated. This £8m will be carried forward from 2003 into 2004, reflecting projects which are now expected to be completed in 2004, and represents the final part of the strategic investment programme set out in 2000.

Investment expenditure in 2003 included the costs of implementing our Wholesale Banking strategy and the new credit card business model.

- **International Accounting Standards (IAS)**

Good progress is being made towards the production of our 2005 results on an IAS basis from 1 January 2005, *including the required 2004 comparative figures. Necessary systems changes are* being implemented and revised accounting policies under IAS are being drafted, which will be completed during this year. The main areas of uncertainty still to be resolved are the International Accounting Standards Board's publication of a final IAS 39 "Financial Instruments: Recognition and Measurement", guidance from the FSA on the capital implications of the new standards and guidance from the Inland Revenue of the tax implications.

- **Basel 2**

Our Basel 2 project team is making good progress to ensure that we meet all the necessary criteria to maximise the benefits from the Basel 2 capital accord when implemented in 2007. We already have in place the required systems and have been capturing the necessary data for credit risk under Pillar 1 of Basel 2. Given the high quality of our balance sheet and our responsible lending processes we expect to be a major beneficiary of these new rules.

5. BUSINESS VOLUMES

		Year ended 31.12.03	Year ended 31.12.02
RETAIL BANKING			
Residential Mortgages			
Gross lending	£bn	8.1	6.4
Market share of gross lending		*3.0%*	*2.9%*
Net lending	£bn	2.0	1.8
Market share of net lending		*2.1%*	*2.2%*
Mortgage balances	£bn	25.5	23.5
Market share of mortgage balances		*3.3%*	*3.5%*
Savings			
Personal customer deposit balances	£bn	18.9	17.5
Current Accounts			
Total no. of accounts on file	m	1.84	1.80
New accounts opened	'000	183	184
Personal Unsecured Loans			
Gross advances	£m	1,904	1,402
Balances	£m	2,471	2,136
COMMERCIAL BANKING			
Cash			
Cash handled	£bn	61.1	60.9
Cheques handled	£bn	20.3	25.5
Sales of cash to financial institutions	£bn	43.2	19.7
Lending			
Balances	£bn	4.1	3.4
Business Banking			
New business banking accounts opened	'000	11	11
Business banking customers on file	'000	58	54
New Community accounts opened*	'000	8	7
Community account customers on file	'000	101	99

*previously defined as club and society accounts

6. STRATEGIC TARGETS – 2004

The Group's primary strategic objective for 2004 is:

Earnings per share

- To deliver double digit percentage growth in basic earnings per share in 2004.

Our supporting goals for revenue growth, cost reduction and capital efficiency for 2004 are as shown below.

Revenue

- We will continue to target accelerating annual income growth in 2004 on a like for like basis (removing the distortion from any significant property rationalisations). Using this definition, income growth in 2003 was 2.7%.

Costs

- At the end of 2003 we are positioned to achieve the £100m reduction in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices, which will be reflected in our 2004 financial results.

  Overall we are targeting our 2004 operating expenses (excluding depreciation on operating lease assets and one-off strategic investment expenditure) to be broadly similar to 2003. This reflects the achievement of the £100m reduction in core costs and the impact of inflation and volume growth.

  We continue to endeavour to make the extra savings necessary to offset the additional annual cash market related costs of around £20m in 2004. These costs arose as a result of the implementation of our new business model for the provision of cash services announced in July 2002.

Capital

- We will continue to improve the efficiency of our capital base in 2004, through the issue of non-equity tier 1 capital and a reduction in our equity tier 1 ratio.

  It is our intention, subject to market conditions, to issue a tranche of up to £300m non-equity tier 1 capital during the first half of 2004, which will result in our total tier 1 ratio increasing to above 7.5% by the end of 2004.

  We are, however, planning to continue to reduce our equity tier 1 capital ratio from 7.4% at the end of 2003, towards the bottom end of a 7.0%-7.5% target range by the end of 2004. This reduction is likely to be achieved through a further share buyback programme of between £100m and £150m.

Impact of potential merchant acquisition transaction

As referred to in section 4.2, we are in the process of seeking an alliance to provide a merchant acquisition service for our customers in the future. This is likely to involve the sale of our existing business in the first half of 2004 and the continuation of an Alliance & Leicester branded service.

Completion of the transaction would have an impact on our strategic targets for 2004. The net profit from the sale would be accounted for as an FRS 3 exceptional item, "Profit on disposal of Group operations" below "Operating profit". We will target double digit percentage growth in underlying basic earnings per share in 2004, which would exclude any benefit from the sale.

The revenues from this business of £21m in 2003 and £17m in 2002 would be removed from our revenue target calculation to ensure a like for like comparison. Using this definition our income growth for 2003 was 2.5%.

Merchant acquisition operating costs of around £15m per annum would be saved as a result of the sale of the business. These potential cost savings represent £5m of inflation and volume growth costs compared to 2000, and core costs of £10m. The core cost savings would partially offset the additional annual cash market related costs, referred to above.

The increase in reserves resulting from the sale of the business would be available for further share buybacks in 2004.

7. FINANCIAL REVIEW

7.1 RESULTS BY BUSINESS SECTOR

The contribution to profit by each business sector, compared to 2002 is set out below.

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Mortgage Lending & Investments (MLI)	128	122	250	265
Personal Banking	94	97	191	167
Retail Banking	222	219	441	432
Commercial Banking	38	42	80	70
Treasury & Group	11	11	22	17
Strategic Investment	(9)	(9)	(18)	(51)
Total	262	263	525	468

Group pre-tax profit of £525m was 12% up on 2002.

7.1.1 RETAIL BANKING

		Year ended 31.12.03	Year ended 31.12.02
Net interest income	£m	588	611
Non-interest income	£m	318	288
Total income	£m	906	899
Operating expenses	£m	(416)	(406)
Bad debt provisions	£m	(49)	(61)
Profit before tax	£m	441	432
Profit before tax:			
MLI (Note 1)	£m	250	265
Personal Banking	£m	191	167
Retail Banking	£m	441	432
Net interest margin:			
MLI	%	1.40	1.53
Personal Banking	%	4.23	4.75
Retail Banking	%	1.88	2.09
Mean interest-earning assets:			
MLI	£m	25,898	24,151
Personal Banking	£m	5,332	5,100
Retail Banking	£m	31,230	29,251
Cost:income ratio:			
MLI	%	45.8	43.4
Retail Banking	%	46.0	45.1

(Note 1) Mortgage Lending & Investments (MLI)

The Retail Banking sector pre-tax profit of £441m was £9m (2%) higher than 2002. Income growth was 5.5% (excluding credit cards and a £5m one-off profit on disposal of a branch property in 2002), whilst costs were 2.6% higher than the comparable period, mainly due to increased business volumes. The loss charge was £12m lower, primarily as a result of the sale of the credit card accounts to MBNA in 2002.

The MLI pre-tax profit of £250m was £15m lower than 2002, primarily reflecting lower income from the sale of long term investment products, a fall in the proportion of mortgages paying standard variable rate, and the £5m one-off profit on disposal of a branch property in 2002.

The Personal Banking pre-tax profit of £191m was £24m higher than 2002 due to higher unsecured personal loan profits and growth in current account and ATM income.

Net interest income
For the full year net interest income of £588m was £23m lower than 2002. The sale of the credit card accounts in August 2002 reduced net interest by £26m compared to 2002. This reduction was partly offset by higher net interest income in unsecured personal loans and current accounts. Net interest income was £6m lower in the second half of 2003 compared to the first half of 2003.

The Retail Banking net interest margin in 2003 was 1.88%, compared to 2.09% in 2002. The fall in margin of 0.21% compared to 2002 reflected a fall in interest spread of 0.24%, partly offset by an increase in the contribution from interest-free liabilities of 0.03%. The Retail Banking net interest margin fell from 1.97% in the first half of 2003 to 1.80% in the second half, driven by the MLI margin.

The MLI net interest margin fell from 1.53% in 2002 to 1.40% in 2003, primarily due to a fall in the proportion of mortgage balances paying standard variable rate and higher cost of funds compared to bank base rate. The 0.13% margin reduction reflected a fall in interest spread of 0.11% and a 0.02% reduction in the contribution from interest-free liabilities. The MLI net interest margin fell from 1.48% in the first half of 2003 to 1.32% in the second half, driven by higher mortgage lending in the second half of the year and higher cost of funds compared to bank base rate. Further details are disclosed in Appendices 2 & 3.

The Personal Banking net interest margin fell from 4.75% in 2002 to 4.23% in 2003 as a result of lower earnings from current accounts, the sale of the credit card book, and lower unsecured lending margins due to competitive market pricing. In the second half of 2003 the Personal Banking net interest margin fell by 0.24% from 4.36% in the first half to 4.12%, driven by growth in interest paying Premier accounts and unsecured lending.

Average interest-earning assets within Retail Banking increased by 7% in 2003 compared with 2002, and increased by 5% in the second half of 2003 compared to the first half. The growth in interest-free liabilities reflected the full year impact of the rationalisation of our current account portfolio in December 2002.

Retail Banking	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	588	611
Average balances:		
Interest-earning assets (IEA)	31,230	29,251
Financed by:		
Interest-bearing liabilities	28,011	26,709
Interest-free liabilities	3,219	2,542
Average rates:	%	%
Bank base rate	3.69	4.00
Gross yield on average IEA	4.91	5.38
Cost of interest-bearing liabilities	3.37	3.60
Interest spread	1.54	1.78
Contribution of interest-free liabilities	0.34	0.31
Net interest margin on average IEA	1.88	2.09

Non-interest income
Non-interest income increased by £30m (10%) to £318m in 2003 and included £56m (2002: £36m) of the excess being recognised from the sale of credit card accounts to MBNA, whilst the same period in 2002 included a £5m one-off benefit from the sale of a branch property. Non-interest income from unsecured personal loans was £64m in 2003 (2002: £43m). Excluding total credit card income and the property disposal in 2002, like for like non-interest income increased by 19%, mainly reflecting higher insurance commission income from unsecured personal loans, higher mortgage application fee income and higher ATM income from growth in the network. This was partly offset by lower income from sales of long term investment products.

Our Partner 4 products of credit cards, life assurance, general insurance and long term investments, in total contributed £124m of non-interest income. This was £11m lower than 2002, primarily due to the decline in the sale of long term investment products.

Operating expenses
Operating expenses increased by 2.6% to £416m in 2003 (2002: £406m), reflecting growth in business volumes and inflation, partially offset by cost saving initiatives.

The cost:income ratio was 46.0% (2002: 45.1%), mainly reflecting the growth in the ATM network, lower income from long term investment sales, and the up-front costs of new mortgage lending.

Bad debt provisions
The charge for bad and doubtful debts fell by £12m to £49m, reflecting the high quality of our Retail Banking assets and the removal of our exposure to credit cards in August 2002.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 25% since December 2002, and at 31 December 2003 represented 0.03% of mortgage balances. For unsecured personal lending the value of loans over 30 days in arrears as a percentage of total loans was around 35% lower than the average for Finance and Leasing Association members.

7.1.2 COMMERCIAL BANKING

		Year ended 31.12.03	Year ended 31.12.02
Net interest income	£m	88	82
Non-interest income	£m	313	296
Total income	£m	401	378
Operating expenses	£m	(255)	(239)
Depreciation on operating lease assets	£m	(56)	(61)
Bad debt provisions	£m	(10)	(8)
Profit before tax	£m	80	70
Net interest margin (Notes 1&2)	%	2.06	2.23
Mean interest-earning assets (Note 3)	£m	5,535	4,781
Cost:income ratio (Notes 4&5)	%	73.7	75.6

(Note 1) As mentioned in section 3, the net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.70% (2002: 1.85%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £372m (2002: £361m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 77.4% (2002: 79.5%).

Pre-tax profit for the Commercial Banking sector increased by 15% to £80m, primarily reflecting business growth in Alliance & Leicester Commercial Finance. Total income increased by 6% to £401m.

Net interest income
Net interest income increased by 8% to £88m, with interest-earning assets increasing by 16%. The net interest margin fell to 2.06%, primarily due to the lower interest rate environment and the focus on higher quality, lower margin commercial lending.

Non-interest income
Non-interest income rose by 6% to £313m, reflecting increased income from the cash business and higher volumes of business.

Operating expenses
Operating expenses increased by £16m to £255m, primarily reflecting the additional cash market related costs.

Bad debt provisions
The charge for bad and doubtful debts increased from £8m to £10m, reflecting growth in balances.

7.1.3 TREASURY & GROUP

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	62	64
Non-interest income	4	-
Total income	66	64
Operating expenses	(42)	(46)
Bad debt provisions	(2)	(1)
Profit before tax	22	17
Total mean interest-earning assets	25,983	22,681
External mean interest-earning assets	11,837	10,346

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by 11%, reflecting higher earnings from the high quality medium term investment portfolio. This was offset by lower earnings on our excess capital mainly due to share buybacks. External mean interest-earning assets have increased by 14% compared with 2002, reflecting increased investments in debt securities.

Non-interest income
Non-interest income includes £2m of profit on Treasury's small trading book.

Operating expenses
Operating expenses fell £4m in the year to £42m. The prior year comparative for 2002 included a £5m provision for potential pension claims from part-time employees.

Bad debt provisions
The charge for bad and doubtful debts represents a general provision. No specific provisions are deemed necessary.

7.2 RESULTS BY PROFIT AND LOSS CATEGORY

SUMMARY PROFIT AND LOSS ACCOUNT

	Six months ended 30.6.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	373	365	738	757
Non-interest income	311	324	635	584
Total income	684	689	1,373	1,341
Core expenses:				
Administrative expenses	(335)	(343)	(678)	(657)
Depreciation on assets other than operating lease assets	(18)	(17)	(35)	(34)
Operating expenses	(353)	(360)	(713)	(691)
Non-core expenses:				
Administrative expenses:				
Strategic investment	(9)	(9)	(18)	(51)
Depreciation on operating lease assets	(30)	(26)	(56)	(61)
Bad debt provisions	(30)	(31)	(61)	(70)
Profit before tax	262	263	525	468
Taxation	(72)	(74)	(146)	(128)
Profit after tax	190	189	379	340
Basic earnings per share	39.2p	39.8p	79.0p	68.0p

Group pre-tax profit for the year was £525m, up 12% on 2002. Core profit, excluding the expenditure on our strategy, was £543m, up 5% on the comparable period in 2002.

Basic earnings per share increased by 16% to 79.0p.

7.3 NET INTEREST INCOME

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets.

	Six months ended 30.6.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	373	365	738	757
Net income on operating lease assets	13	13	26	25
Net income including income on operating lease assets	386	378	764	782
Average balances:				
Interest-earning assets (IEA) (Note 1)	41,111	43,994	42,564	38,842
Financed by:				
Interest-bearing liabilities	36,073	38,713	37,404	34,261
Interest-free liabilities	5,038	5,281	5,160	4,581
Average rates:	%	%	%	%
Bank base rate	3.79	3.59	3.69	4.00
Gross yield on average IEA	4.71	4.22	4.45	4.80
Cost of interest-bearing liabilities	3.21	2.86	3.02	3.16
Interest spread	1.50	1.36	1.43	1.64
Contribution of interest-free liabilities	0.39	0.34	0.36	0.37
Net interest margin on average IEA (Notes 2&3)	1.89	1.70	1.79	2.01

(Note 1) Average interest-earning assets excluding operating lease assets were £42,192m for the year ended 31 December 2003 (2002: £38,481m), £40,743m for the six months ended 30 June 2003 and £43,618m for the six months ended 31 December 2003.

(Note 2) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.75% for the year ended 31 December 2003 (2002: 1.97%), 1.85% for the six months ended 30 June 2003 and 1.66% for the six months ended 31 December 2003.

Group net interest income of £764m was £18m lower than in 2002, whilst the average total interest-earning assets were 10% higher than the previous year. The sale of our credit card accounts resulted in a £26m reduction in net interest income.

The net interest margin has fallen by 0.22% from 2.01% to 1.79%, primarily reflecting a reduction in interest spread of 0.21% compared to 2002. The fall in interest spread is driven by reduced spreads in Retail Banking and the impact of changing business mix driven by growth in lower margin treasury assets. We continue to plan for a narrower margin environment, although we expect the rate of decline to slow.

7.4 NON-INTEREST INCOME

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Fees and commissions receivable	267	296	563	530
Fees and commissions payable	(52)	(60)	(112)	(109)
Other operating income	53	49	102	77
Operating lease income	43	39	82	86
Total	311	324	635	584

Group non-interest income of £635m was 9% higher than 2002. Excluding credit card income and the sale of a branch property in 2002, non-interest income increased by 12%, reflecting higher unsecured personal loans income, increased ATM income through growth in the network, and higher Commercial Banking income, partly offset by lower income from long term investment product sales.

The increase in fees and commissions receivable reflected the strong growth in unsecured personal loans and ATM income. Other operating income included £56m excess from the sale of credit card accounts to MBNA (2002: £36m) and, in 2002, a £5m one-off benefit from the sale of the branch property.

7.5 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.03 £m	Six months ended 31.12.03 £m	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Staff related expenditure	136	139	275	272
Post Office/A&L Cash Solutions	67	67	134	119
Marketing costs	29	27	56	54
Premises, equipment and other	87	94	181	176
Outsourcing costs	16	16	32	36
Core administrative expenses	335	343	678	657
Depreciation on fixed assets other than operating lease assets	18	17	35	34
Operating expenses	353	360	713	691
Non-core expenses:				
Administrative expenses:				
Strategic investment	9	9	18	51
Depreciation on operating lease assets	30	26	56	61
Total	392	395	787	803

Total expenses of £787m have fallen by £16m compared to 2002, whilst operating expenses of £713m, which exclude the planned strategic investment costs and depreciation on operating lease assets, have increased by £22m over the comparable period. This is primarily due to the full year impact of the new cash market business model.

The £713m of operating expenses in 2003 included £54m of inflation related expenses and £69m of volume related expenses compared to the core cost base in 2000. The remaining core costs of £590m (£650m in 2000) demonstrates that we have more than achieved our 2003 target of £50m core cost savings.

Our strategic investment one-off expenditure was £18m in 2003. These costs included expenditure on the implementation of our new credit card business model and Wholesale Banking strategy. In 2004 there will be £8m of one-off strategic investment expenditure, representing the final part of the programme set out in 2000.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 55.6% (2002: 58.0%). Excluding strategic investment costs the Group core cost:income ratio was 54.2% (2002: 54.0%). Including depreciation on operating lease assets, the Group cost:income ratio was 57.4% (2002: 59.9%), with a core Group cost:income ratio of 56.1% (2002: 56.1%).

7.6 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Residential property mortgages	7	5
Other mortgages	(1)	(1)
Personal Banking (Note 1)	43	57
Retail Banking	49	61
Commercial Banking	10	8
Treasury & Group	2	1
Total	61	70

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

The loss charge for the Group in the second half of 2003 was £31m, broadly in line with the first half of 2003. The reduction in the Personal Banking loss charge in 2003 reflected the sale of credit card accounts to MBNA. The increase in the residential mortgage and Treasury & Group loss charges for 2003 reflects our prudent provisioning policy. The Commercial Banking loss charge increased by £2m, reflecting growth in balances.

The closing balances of provisions were as follows:

	As at 31.12.03 £m	As at 31.12.02 £m
Residential property mortgages	32	26
Other mortgages	4	4
Personal Banking (Note 1)	115	113
Retail Banking	151	143
Commercial Banking	30	22
Treasury & Group	4	2
Total provisions	185	167
General	72	35
Specific	113	132
Total	185	167

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.11% to 0.13%, reflecting our continued prudent provisioning policy. In addition to the £32m of residential provisions above, the Group has an offshore captive insurance subsidiary with available funds of £8m, and a further £12m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £52m (2002: £51m) of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards increased marginally from £113m to £115m. This represents 4.26% (December 2002: 4.81%) of gross balances, reflecting the continuing high quality of these assets.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.4bn (December 2002: £1.0bn) and other commercial loans and smaller 'ticket' leases of £2.7bn (December 2002: £2.4bn). The total level of provisions at 31 December 2003 was £30m (December 2002: £22m), representing 0.7% (2002: 0.6%) of gross balances. In addition, there is a further £8m residual value provision against the carrying value of operating lease assets. The vast majority of the £1.4bn 'big ticket' portfolio is guaranteed by banks.

The provisioning methodology for both residential lending and unsecured personal loans was refined during the year to align with industry best practice. Whilst this did not significantly change the overall level of provisioning, there was a switch between specific and general provisions as a consequence.

7.7 PENSIONS

The total charge to the Group's profits in respect of pensions was £24.6m for 2003. The charge in 2002 was £27.5m, which included a one-off provision of £5m for pension claims from part-time employees. Under FRS17, at 31 December 2003 the net retirement benefits liability was £144m (2002: £223m), as explained further in Appendix 9.

7.8 TAXATION

A corporation tax rate of 30% (2002: 30%) has been used in preparing these results. The tax charge for the year of £145.5m (2002: £128.0m) represented 27.7% of profit before tax (2002: 27.3%). The Group's intention is to maintain a tax charge at around this level, as it continues to carry out its commercial activities and structure its business in a tax efficient manner.

In previous announcements we stated that the Group was having discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. The discussions have been concluded in a satisfactory manner and this matter has now been resolved, with no liability arising.

7.9 DIVIDENDS

A final dividend of 29.6p per share is proposed, giving a total dividend of 43.9p for the year, up 10% on 2002. This compares to basic earnings per share of 79.0p. The directors have proposed the dividend for 2003 after considering the core profits of the business, excluding strategy costs.

7.10 SUMMARY BALANCE SHEET

The structure of the consolidated balance sheet as at 31 December 2003 is shown below in summary format:

	As at 31.12.03 £m	As at 31.12.02 £m
Assets		
Cash, treasury assets and loans and advances to banks	15,289	10,852
Loans and advances to customers:		
Residential mortgages including securitised advances	25,592	23,616
Less: non-recourse finance	(127)	(159)
Other secured loans	1,265	1,184
Unsecured consumer loans	2,471	2,136
Credit card balances	1	7
Other unsecured loans	600	517
	29,802	27,301
Net investment in finance leases and hire purchase contracts	1,976	1,591
Intangible assets	3	4
Tangible fixed assets	281	305
Operating lease assets	375	369
Other assets	698	827
	48,424	41,249
Liabilities		
Deposits by banks	5,040	2,702
Customer accounts:		
Retail Banking	18,877	17,546
Commercial Banking	5,363	4,814
	24,240	22,360
Debt securities in issue	14,854	12,104
Other liabilities	1,784	1,753
Subordinated loan capital	812	610
Shareholders' funds	1,694	1,720
	48,424	41,249

Total assets increased by £7.2bn in the year to £48.4bn. Total loans to customers (including 'net investment in finance leases and hire purchase contracts' and 'operating lease assets') increased by £2.9bn to £32.2bn. Cash, treasury assets and loans and advances to banks increased by £4.4bn to £15.3bn. The balance sheet growth was funded by an increase of £1.9bn from customer accounts, £2.8bn increase in debt securities in issue and £2.3bn increase in deposits by banks.

The growth in cash and treasury assets reflects a £0.2bn increase in cash supplied to third party ATM networks plus a £4.2bn growth in assets held within Treasury. This growth reflects prudent building of the medium term investment book by £1.3bn, without compromising on our high credit quality standards. The remaining growth was largely due to a strong inflow of short term money market funds in December which were invested in short-term bank deposits.

8. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Interest receivable :		
Interest receivable and similar income arising from debt securities	304.0	304.9
Other interest receivable and similar income	1,565.3	1,535.6
Interest payable	(1,131.4)	(1,083.1)
NET INTEREST INCOME	737.9	757.4
Fees and commissions receivable	563.0	530.0
Fees and commissions payable	(112.4)	(109.3)
Other operating income	184.6	163.1
TOTAL NON-INTEREST INCOME	635.2	583.8
OPERATING INCOME	1,373.1	1,341.2
Administrative expenses	(696.1)	(707.7)
Depreciation and amortisation:		
On fixed assets excluding operating lease assets	(35.4)	(33.7)
On operating lease assets	(56.2)	(61.6)
	(91.6)	(95.3)
Provisions for bad and doubtful debts	(60.7)	(69.9)
OPERATING PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	524.7	468.3
Tax on profit on ordinary activities	(145.5)	(128.0)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	379.2	340.3
Minority interests – non-equity	(1.2)	(0.7)
PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS OF ALLIANCE & LEICESTER PLC	378.0	339.6
Dividends	(206.1)	(194.4)
RETAINED PROFIT FOR THE YEAR	171.9	145.2
Basic earnings per ordinary share	79.0p	68.0p
Diluted earnings per ordinary share	78.5p	67.4p
Dividends per share	43.9p	39.9p

There are no recognised gains and losses in either the current or previous financial year other than the profit for the financial year.

9. CONSOLIDATED BALANCE SHEET

	As at 31.12.03 £m	As at 31.12.02 £m
Assets		
Cash and balances at central banks	494.0	298.1
Treasury bills and other eligible bills	117.0	239.4
Loans and advances to banks	3,186.7	813.1
Items in the course of collection from other banks	125.0	147.1
Loans and advances to customers	29,798.9	27,296.9
Securitised assets	130.0	163.2
Less: non-recourse finance	(127.3)	(159.3)
	29,801.6	27,300.8
Net investment in finance leases and hire purchase contracts	1,975.8	1,591.0
Debt securities	11,491.5	9,501.5
Intangible fixed assets	3.0	3.5
Tangible fixed assets	280.9	304.5
Operating lease assets	374.7	369.0
Other assets	171.5	355.0
Prepayments and accrued income	402.7	325.6
TOTAL ASSETS	48,424.4	41,248.6
Liabilities		
Deposits by banks	5,040.2	2,701.6
Items in the course of transmission to other banks	214.9	289.7
Customer accounts	24,239.2	22,360.1
Debt securities in issue	14,853.7	12,103.8
Other liabilities	466.7	564.1
Accruals and deferred income	859.8	715.4
Provisions for liabilities and charges	240.9	182.7
Subordinated liabilities	812.1	609.9
	46,727.5	39,527.3
Minority Interests – non-equity	2.7	1.5
Called up share capital	231.1	242.0
Share premium account	54.7	38.5
Capital redemption reserve	63.8	51.5
Profit and loss account	1,344.6	1,387.8
Shareholders' funds (equity)	1,694.2	1,719.8
TOTAL LIABILITIES	48,424.4	41,248.6

10. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	378.0	339.6
Dividends	(206.1)	(194.4)
Retained profit for the financial year	171.9	145.2
New shares issued	1.4	0.3
Repurchase of share capital	(215.1)	(188.0)
Share premium on issue of shares under option	16.2	3.6
QUEST share issue:		
Shares issued	-	0.6
Share premium	-	9.8
Reduction in general reserve	-	(10.4)
	-	-
Net decrease in shareholders' funds	(25.6)	(38.9)
Opening shareholders' funds	1,719.8	1,758.7
Closing shareholders' funds	1,694.2	1,719.8

11. CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net cash inflow from operating activities	2,620.5	785.5
Returns on investments and servicing of finance:		
Interest paid on loan capital	(41.9)	(41.8)
Taxation	(92.7)	(85.0)
Capital expenditure and financial investment:		
Purchase of investment securities	(8,517.6)	(7,166.8)
Sale and maturity of investment securities	6,656.8	6,002.9
Purchase of tangible fixed assets	(145.0)	(176.9)
Sale of tangible fixed assets	41.6	42.5
Net cash outflow from capital expenditure and financial investment	(1,964.2)	(1,298.3)
Acquisitions and disposals:		
Sale of credit card accounts	-	1,013.1
Disposal of investment in subsidiaries	55.7	126.2
Other acquisitions and disposals	(1.3)	(2.0)
Equity dividends paid	(199.0)	(188.0)
Net cash inflow before financing	377.1	309.7
Financing:		
Proceeds from issue of ordinary share capital	17.6	3.9
Repurchase of share capital	(215.1)	(188.0)
Issue of loan capital	201.8	-
Increase in cash	381.4	125.6

12. CAPITAL STRUCTURE

The Group's risk asset ratio is given in the table below:

	As at 31.12.03 £m	As at 31.12.02 £m
Capital: Tier 1	1,675	1,704
Tier 2	788	607
Deductions	(30)	(35)
Total capital	2,433	2,276
Total risk weighted assets	22,629	20,034
Risk asset ratios:		
Total capital	10.8%	11.4%
Tier 1	7.4%	8.5%

The tier 1 ratio has reduced from 8.5% to 7.4%.

During 2003 the Group repurchased and cancelled 24.6m shares, at a total cost of £215m.

The Group's profit ratios compared to 2002 were as follows:

	Year ended 31.12.03 %	Year ended 31.12.02 %
Post-tax return on capital (Note 1)	22.1	19.5
Post-tax return on mean assets	0.8	0.8
Post-tax return on mean risk weighted assets	1.8	1.7

(Note 1) Post-tax return on capital is calculated as the profit after tax and minority interests, divided by the mean average of the opening and closing shareholders' funds for the year.

13. APPENDICES

APPENDIX 1 : Profit and Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Year ended 31.12.03 £m	Personal Banking Year ended 31.12.03 £m	Retail Banking Year ended 31.12.03 £m	Mortgage Lending & Investments Year ended 31.12.02 £m	Personal Banking Year ended 31.12.02 £m	Retail Banking Year ended 31.12.02 £m
Net interest income	362	226	588	369	242	611
Non-interest income	111	207	318	107	181	288
Total income	473	433	906	476	423	899
Operating expenses	(217)	(199)	(416)	(207)	(199)	(406)
Bad debt provisions	(6)	(43)	(49)	(4)	(57)	(61)
Profit before tax	250	191	441	265	167	432

APPENDIX 2 : Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group	Total Group
First Half 2003						
Net interest £m	186	111	297	56	33	386
Mean interest-earning assets £m (Note 1)	25,310	5,136	30,446	5,255	24,849	41,111
Net interest margin as % mean IEA (Notes 2&3)	1.48	4.36	1.97	2.15	0.27	1.89
Second Half 2003						
Net interest £m	176	115	291	58	29	378
Mean interest-earning assets £m (Note 1)	26,476	5,524	32,000	5,810	27,098	43,994
Net interest margin as % mean IEA (Notes 2&3)	1.32	4.12	1.80	1.98	0.21	1.70
Full Year 2003						
Net interest £m	362	226	588	114	62	76[illegible]
Mean interest-earning assets £m (Note 1)	25,898	5,332	31,230	5,535	25,983	42,564
Net interest margin as % mean IEA (Notes 2&3)	1.40	4.23	1.88	2.06	0.24	1.79
First Half 2002						
Net interest £m	180	131	311	52	32	395
Mean interest-earning assets £m (Note 1)	23,604	5,280	28,884	4,638	22,356	38,177
Net interest margin as % mean IEA (Notes 2&3)	1.54	5.00	2.18	2.26	0.29	2.09
Second Half 2002						
Net interest £m	189	111	300	55	32	387
Mean interest-earning assets £m (Note 1)	24,688	4,923	29,611	4,922	23,000	39,497
Net interest margin as % mean IEA (Notes 2&3)	1.52	4.48	2.01	2.19	0.28	1.94
Full Year 2002						
Net interest £m	369	242	611	107	64	78[illegible]
Mean interest-earning assets £m (Note 1)	24,151	5,100	29,251	4,781	22,681	38,842
Net interest margin as % mean IEA (Notes 2&3)	1.53	4.75	2.09	2.23	0.28	2.01

(Note 1) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £368m for the six months ended 30 June 2003, £376m for the six months ended 31 December 2003 and £372m for the year ended 31 December 2003 (£351m for the six months ended 30 June 2002, £371m for the six months ended 31 December 2002 and £361m for the year ended 31 December 2002).

(Note 2) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 3) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.78% for the six months ended 30 June 2003, 1.64% for the six months ended 31 December 2003 and 1.70% for the year ended 31 December 2003 (1.82% for the six months ended 30 June 2002, 1.88% for the six months ended 31 December 2002 and 1.85% for the year ended 31 December

2002). For the Group, the net interest margin is 1.85% for the six months ended 30 June 2003, 1.66% for the six months ended 31 December 2003 and 1.75% for the year ended 31 December 2003 (2.04% for the six months ended 30 June 2002, 1.90% for the six months ended 31 December 2002 and 1.97% for the year ended 31 December 2002).

APPENDIX 3 : Analysis of Mortgage Lending & Investments Net Interest Margin

Mortgage Lending & Investments	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Net interest income	362	369
Average balances:		
Interest-earning assets (IEA)	25,898	24,151
Financed by:		
Interest-bearing liabilities	24,557	22,849
Interest-free liabilities	1,341	1,302
Average rates:	%	%
Bank base rate	3.69	4.00
Gross yield on average IEA	4.49	4.83
Cost of interest-bearing liabilities	3.26	3.49
Interest spread	1.23	1.34
Contribution of interest-free liabilities	0.17	0.19
Net interest margin on average IEA	1.40	1.53

APPENDIX 4 : Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Cashbacks	31	26
Variable rate discounts (including Flexible rate)	214	199
Fixed and capped rate discounts	82	59
Total	327	284

Against bank base rate	Year ended 31.12.03 £m	Year ended 31.12.02 £m
Cashbacks	31	26
Variable rate discounts (including Flexible rate)	(20)	1
Fixed and capped rate discounts	7	8
Total	18	35

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £43m to £327m. Expressed as a discount to bank base rate, incentives fell £17m from £35m (December 2002) to £18m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The variable rate discounts have an average remaining life of 21 months (December 2002: 21 months). For fixed rate discounts, the average remaining period was 23 months (December 2002: 24 months). At the end of December 2003, 54% (December 2002: 42%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by early repayment fees.

APPENDIX 5 : Residential Mortgage Arrears

At 31 December 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,561	0.58	82.5	0.32	3,743
10%+	629	0.14	15.4	0.06	3,371
Repossession stock	42	0.01	1.6	0.01	149
Total	3,232	0.73	99.5	0.39	7,263

At 31 December 2002:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	3,307	0.68	111.3	0.47	5,155
10%+	815	0.16	20.9	0.09	4,307
Repossession stock	49	0.01	2.0	0.01	236
Total	4,171	0.85	134.2	0.57	9,698

APPENDIX 6 : Residential Lending by Type of Borrower (by value)

Borrower Type:	Year ended 31.12.03 %	Year ended 31.12.02 %
First time buyer	11	13
Next time buyer	31	41
Remortgage	50	37
Further advances	8	9
	100	100

APPENDIX 7 : Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2003 was £4,074m and is included in the following balance sheet headings:

	As at 31.12.03 £m	As at 31.12.02 £m
Loans and advances to banks	34	54
Loans and advances to customers:		
Secured loans	1,135	929
Other unsecured loans	554	457
Net investment in finance leases and hire purchase contracts	1,976	1,591
Operating lease assets	375	369
	4,074	3,400

APPENDIX 8 : Earnings Per Share

Basic earnings per ordinary share of 79.0p (2002: 68.0p) are calculated by dividing the Group profit attributable to shareholders of £378.0m (2002: £339.6m) by the weighted average number of ordinary shares in issue and ranking for dividend of 478.8m (2002: 499.4m) during the year.

The diluted earnings per share of 78.5p (2002: 67.4p) is based on the total dilutive potential shares, as described below, and the Group profit attributable to shareholders. The total dilutive potential shares are the weighted average number of ordinary shares together with all weighted average dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Year ended 31.12.03 Number m	Year ended 31.12.02 Number m
Weighted average number of ordinary shares in issue	478.8	499.4
Weighted average dilutive options outstanding	3.0	4.1
Total dilutive potential shares	481.8	503.5

The total number of shares in issue at 31 December 2003 was 462m (2002: 484m).

APPENDIX 9 : Pensions

Full disclosure of pension liabilities will be given in the 2003 Annual Report & Accounts. A summary is given below.

(a) SSAP 24 disclosures
The Alliance & Leicester Pension Scheme comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

An independent actuarial valuation was undertaken as at 31 March 2002. At this date, the market value of scheme assets was £728m, sufficient to cover 92% of the liabilities of the Scheme.

The charge to the profit and loss account was £23m in 2003.

(b) FRS 17 disclosures
The Group continues to follow the transitional arrangements of FRS 17 'Retirement Benefits'.

If FRS 17 had been fully adopted, the charge to the profit and loss account would have been £33m, £10m higher than under SSAP 24.

The table below sets out the balance sheet position under FRS 17:

	Value at 31.12.03 £m	Value at 31.12.02 £m
Equities	458.2	372.1
Bonds	388.6	251.5
Net current assets	3.9	4.2
Total market value of assets	850.7	627.8
Present value of scheme liabilities	(1,035.9)	(924.3)
Deficit in scheme	(185.2)	(296.5)
Post-retirement medical benefits liability	(20.6)	(22.0)
Total retirement benefits liability	(205.8)	(318.5)
Related deferred tax asset	61.7	95.6
Net retirement benefits liability	(144.1)	(222.9)

After adjusting for existing balance sheet items under SSAP 24, the adoption of FRS 17 would reduce the Group's net assets by £223.6m at 31 December 2003 (December 2002: £222.4m).

14. OTHER INFORMATION

14.1 Business Sectors

The business sectors used for external financial reporting are as follows:

- Retail Banking:
  This covers the broad range of services to Retail Banking, including:
  - Mortgage Lending & Investments - which consists of the mortgage lending and retail savings operations, together with related businesses such as general insurance and income from our partnership with Legal & General.
  - Personal Banking - which includes the personal current accounts, the unsecured lending subsidiary Alliance & Leicester Personal Finance Ltd, ATM operations and credit card income from our partnership with MBNA.

- Commercial Banking:
  This covers the broad range of services to Commercial Banking, including business banking customers. The sector includes Alliance & Leicester Commercial Bank plc, formerly Girobank plc, the asset finance subsidiary Alliance & Leicester Commercial Finance plc, formerly Sovereign Finance plc, and Alliance & Leicester Cash Solutions Ltd.

  These businesses operate under the Alliance & Leicester Commercial Bank brand.

- Treasury & Group:
  This sector comprises Treasury, the investment income generated by non-allocated capital, and the costs associated with corporate overheads which are not directly attributable to the other business units.

14.2 Forward Looking Statements

This report contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

15. BASIS OF PREPARATION OF FINANCIAL INFORMATION

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It includes abridged details from the statutory accounts for the year ended 31 December 2003 which have been reported on by the auditors and will be filed with the Registrar of Companies for England and Wales. The report of the auditors was unqualified and did not contain a statement under Sections 237(2) and (3) of the Companies Act 1985. This announcement was approved by the Board of directors on 19 February 2004.

16. SHAREHOLDER INFORMATION

Financial Calendar	
Ex dividend date for final dividend	14 April 2004
Record date for final dividend	16 April 2004
Annual General Meeting	4 May 2004
Payment date for final dividend	10 May 2004
Provisional date for interim results to be announced	27 July 2004
Provisional ex dividend date for interim dividend	8 September 2004
Provisional record date for interim dividend	10 September 2004
Provisional payment date for interim dividend	11 October 2004
Provisional date for preliminary results 2004 to be announced	25 February 2005

Dividends	
Interim dividend 2002	13.0p
Final dividend 2002	26.9p
Interim dividend 2003	14.3p
Proposed final dividend 2003	29.6p

17. CONTACTS

Should you have any queries please contact: -

Mark Jones
Head of Investor Relations — Tel: 0116 200 4492

Stuart Dawkins
Director of Corporate Communications — Tel: 0116 200 3088

Mark Browne
Head of Financial Relations & Reporting — Tel: 0116 200 2123

Press Office — Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 20 February 2004.

A presentation of the results for analysts and investors will be given by the directors on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk).

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL.
Company No: 3263713. Registered in England.

END

File No.82-4964

NON-EQUITY ANNOUNCEMENTS 2004

Alliance & Leicester PLC
13 January 2004

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031202
Description:	GBP722,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	8 December 2003
Maturity Date:	7 December 2007
ISIN:	XS0182215359

Alliance & Leicester PLC
13 January 2004

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031201
Description:	GBP460,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	5 December 2003
Maturity Date:	7 December 2009
ISIN:	XS0181746933

Alliance & Leicester PLC
16 January 2004

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	031203
Description:	GBP 5,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	100.00 per cent
Specified Denominations:	£10,000
Issue Date:	23 December 2003
Maturity Date:	17 December 2009
ISIN:	XSO183050979

Alliance & Leicester PLC
04 February 2004

Pricing Supplement

Issuer:	Alliance & Leicester Plc

Series Number	040104
Description:	GBP1,000,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	16 January 2004
Maturity Date:	16 January 2007
ISIN:	XS0183576585

Alliance & Leicester PLC
04 February 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040103
Description:	GBP25,000,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	16 January 2004
Maturity Date:	16 July 2009
ISIN:	XS0183575850

Alliance & Leicester PLC
06 February 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040106
Description:	EUR200,000,000
Currency/ Principal Amount:	Euros
Issue Price:	100 per cent
Specified Denomination	EUR100,000
Issue Date:	23 January 2004
Maturity Date:	January 2006
ISIN:	XS018481223

Alliance & Leicester PLC
18 February 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	031104
Description:	USD200,000,000
Currency/ Principal Amount:	United States Dollars
Issue Price:	99.885 per cent
Specified Denomination	USD1,000
Issue Date:	26 January 2004
Maturity Date:	January 2009
ISIN:	XS0180721655

Alliance & Leicester PLC
04 March 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040107
Description:	GBP271,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	30 January 2004
Maturity Date:	1 February 2010
ISIN:	XS0184660230

Alliance & Leicester PLC
05 March 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040 201
Description:	GBP4,506,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	25 February 2004
Maturity Date:	25 August 2009
ISIN:	XS0187136592

Alliance & Leicester PLC
05 March 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040 202
Description:	GBP301,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	25 February 2004
Maturity Date:	5 March 2007
ISIN:	XS0187108203

Alliance & Leicester PLC
18 March 2004

Pricing Supplement	
Issuer:	Alliance & Leicester Plc
Series Number	040301
Description:	GBP12,000,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP100,000
Issue Date:	12 March 2004
Maturity Date:	September 2007
ISIN:	XS0188408552

Alliance & Leicester PLC
30 March 2004

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	040302
Description:	EUR150,000,000
Currency/ Principal Amount:	Euros
Issue Price:	100.00 per cent
Specified Denomination	EUR100,000
Issue Date:	23 March 2004
Maturity Date:	March 2006
ISIN:	XS0188991672

Alliance & Leicester PLC
07 May 2004

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	040402
Description:	GBP2,247,000
Currency/ Principal Amount:	Pound Sterling
Issue Price:	100.00 per cent
Final Exercise Date	
Issue Date:	30 April 2004
Maturity Date:	30 April 2010
ISIN:	XS0191514925

Alliance & Leicester PLC
11 May 2004

Pricing Supplement

Issuer:	Alliance and Leicester plc
Series Number	040401
Description:	JPY10,000,000,000
Currency/ Principal Amount:	Japanese Yen
Issue Price:	100.00 per cent
Final Exercise Date	
Issue Date:	21 April 2004
Maturity Date:	21 April 2008
ISIN:	XS0190463207

Alliance & Leicester PLC
18 May 2004

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	040501
Description:	GBP11,647,000
Currency/ Principal Amount:	Pounds Sterling

Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	12 May 2004
Maturity Date:	12 November 2009
ISIN:	XS0192654472

Alliance & Leicester PLC
19 May 2004

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	040502
Description:	GBP 644,000
Currency/ Principal Amount:	Pound Sterling
Issue Price:	100 per cent.
Final Exercise Date	
Issue Date:	18 May 2004
Maturity Date:	20 May 2010
ISIN:	XS0192954351

File No.82-4964

RECEIVED
2005 JUL 15 A 9:
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHARE BUY BACKS
December 2003

Alliance & Leicester PLC
17 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 December 2003, it purchased for
cancellation 567,500 of its ordinary shares at a price of 885.95p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

16 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 December 2003, it purchased for
cancellation 230,000 of its ordinary shares at a price of 884.8638p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

12 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 December 2003, it purchased for
cancellation 325,787 of its ordinary shares at a price of 882.5905p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
11 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 December 2003, it purchased for cancellation 510,000 of its ordinary shares at a price of 873.2880p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
10 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 10 December 2003, it purchased for cancellation 450,000 of its ordinary shares at a price of 877.3823p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
9 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 December 2003, it purchased for cancellation 217,841 of its ordinary shares at a price of 886.3601p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
3 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 3 December 2003, it purchased for cancellation 535,266 of its ordinary shares at a price of 888.1867p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

2 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 2 December 2003, it purchased for
cancellation 606,460 of its ordinary shares at a price of 885.5705p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
1 December 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 1 December 2003, it purchased for
cancellation 73,146 of its ordinary shares at a price of 891.9788p per ordinary
share from Morgan Stanley Securities Limited.

File No.82-4964

Alliance & Leicester Pre-Close Analyst Meetings

Alliance & Leicester will be holding a series of meetings with analysts ahead of the close period for the year ended 31 December 2003. This announcement sets out the main information being provided in these meetings.

Alliance & Leicester's overall performance to date is in line with market expectations (note 1).

Progress against our strategic objectives

Our primary target is to achieve double digit percentage growth in basic earnings per share in 2003 and 2004. We have achieved this target in the first nine months of 2003, and are on track to achieve each of our supporting objectives:

- Income

Revenue growth on a like for like basis (note 2) in the first nine months of 2003 was 5.8%, on track to achieve our strategic revenue objective of delivering accelerated annual income growth in 2003.

Total loans to customers at the end of September 2003 were £31.4bn, with average interest earning assets for the first nine months of 2003 being 8% higher than the figure for the whole of 2002. The Group's net interest margin for the first nine months of 2003 averaged 1.84%. The Group net interest spread for the first nine months of 2003 was 1.46%. The net interest margin in the first nine months of 2003 was 1.44% in Mortgage Lending & Investments, 4.28% in Personal Banking and 2.11% in Commercial Banking.

The Group continues to grow its non-interest income, which for the first nine months of 2003 was 10% higher than in the same period in 2002, including credit card income.

Our 2004 revenue target continues to be to achieve accelerating annual income growth on a like for like basis (note 3).

- Costs

We are on track to achieve our target of a £100m reduction in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices, by the end of 2003. Our performance in the first nine months of the year gives us confidence that in our 2003 financial results we will reduce 2000 core costs by the targeted £50m and that sufficient further cost savings can be achieved to enable us to offset the additional annual cash market related costs in 2003. These additional savings are a combination of both recurring and one-off cost savings.

One-off strategic investment expenditure in 2003, including the costs incurred in implementing the new credit card business model and new Wholesale Banking strategy, is likely to be around £8m lower than the £26m originally anticipated. The £8m of investment expenditure not undertaken in 2003 will now be completed during 2004.

- Capital

We are confident of achieving our tier 1 capital ratio target of being towards the top end of the 7-7.5% range by the end of 2003. We have been undertaking a share buyback programme during 2003 and to date have bought back 22m shares, totalling £191m.

- Asset quality

The Group's asset quality remains strong in each of our business sectors.

Mortgage asset quality remains excellent with the number of accounts in arrears at the end of September 2003 lower than at the end of June 2003. We continue to take a prudent approach to provisioning and we therefore anticipate a small mortgage loss charge in the second half of 2003, broadly similar to the first half of 2003.

Asset quality within our personal unsecured lending book remains very strong. The loss charge in the second half of 2003 in Personal Banking is expected to be broadly similar to the first half of 2003.

Within Commercial Banking, the loss charge in the second half of the year is expected to be broadly similar to the first half of 2003.

Treasury's loss charge in the second half of the year is expected to be similar to the first half of 2003.

Franchise Growth

Alliance & Leicester's mortgage strategy remains that of targeting profitable and high quality lending. We continue to avoid lending in the high loan to value (LTV), buy-to-let, sub-prime and self-certified sectors of the market.

Our gross mortgage lending in the first nine months of 2003 was £5.6bn, 22% higher than in the same period in 2002 and an estimated market share of 2.9%. We take a responsible approach to all of our lending activities across the UK. Our lending policies are regularly reviewed, and have recently been amended to reflect current market conditions and further enhancements to our credit assessment processes. Our current mortgage lending policy limits our lending to a maximum of 95% LTV for properties valued up to £250,000, reducing to 75% for properties valued over £500,000. This, combined with our strict income multiple criteria and affordability assessment protects both our customers and shareholders. The average LTV of new lending in the first nine months of 2003 was 60%, with just 5% of new lending having a LTV over 90%. The average income multiple on new lending in the first nine months of 2003 was less than 3 times income, and more than 50% of gross advances have been via fixed rate products.

We have maintained our share of redemptions at around our overall share of UK mortgage stock. Net lending in the first nine months of 2003 was almost £1.3bn, a market share of around 1.8%.

Unsecured personal loan gross advances in the first nine months of 2003 were £1.6bn, 48% higher than in the same period last year, whilst balances have increased by 18% to £2.5bn since the end of 2002. The quality of both new and existing unsecured loan assets remains very strong, with the growth in new lending being achieved as a result of improved customer acquisition and marketing processes introduced at the end of Q3 2002, and not as a result of any changes in our lending criteria. The penetration of unsecured loans credit protection insurance has remained broadly in line with that achieved in 2002.

Personal customer deposit balances were £18.1bn at the end of September 2003, £0.6bn higher than at the end of 2002. Our current account base continues to grow with sales of new current accounts in the first nine months of 2003 broadly similar to the same period in 2002, which itself was significantly higher than in 2001.

Our partner products: credit cards, general insurance, life assurance and investments, are primarily targeted at existing customers. Sales of new credit cards and life assurance continue to show significant increases compared to the same period in 2002, whilst sales of investment products continue to be below 2002 levels. The number of new general insurance (buildings and contents, mortgage payment protection and personal accident) policies increased by 20% in the first nine months of the year.

Commercial Banking business volumes in the first nine months of 2003 saw the value of cash handled increase slightly to £45bn, cash sales to Financial Institutions increased to £30.4bn primarily as a result of new customers acquired in the final quarter of 2002, and an increase in the number of new small business current accounts opened compared to the same period in 2002. Commercial lending balances at the end of September 2003 were around £700m higher than at the end of 2002. Our new Wholesale Banking strategy is being successfully implemented and we are making good progress towards agreeing a partnership arrangement for our merchant acquisition business.

Note

1.Analysts' forecasts for pre-tax profit for the year ending 31 December 2003 range from £491m to £530m with a consensus of £514m (as at 5 December 2003).

2. As previously stated, to enable a meaningful comparison and reflect the change in our credit card business model in the second half of 2002, revenue growth for targeting purposes for 2003 is calculated excluding credit card income. As before, we will also remove any distortion from significant property disposals. Using this definition, income growth in 2002 was 3.9%.

3. As previously stated, our 2004 revenue growth target is based on total group revenues in 2003 and 2004. The credit card business model in 2003 and 2004 is the same and no adjustments are therefore required to the Group's total revenues for comparison purposes. We will however continue to remove any distortion from significant property disposals. Using this definition, income growth for the first nine months of 2003 was 3.2%.

Timetable and contacts

Alliance & Leicester's results for the year ended 31 December 2003 will be announced on 20 February 2004.

Mark Jones
Senior Investor Relations Manager
Tel: 0116 200 4492

Mark Browne
Head of Financial Relations & Reporting
Tel: 0116 200 2123

Press Office
Tel: 0116 200 3355

Stuart Dawkins
Director of Corporate Communications
Tel: 0116 200 3088

Alliance & Leicester results announcement will be published at 7.00 am on the Group's corporate web site: - http://www.alliance-leicester-group.co.uk/latest_results

Disclaimer
This announcement contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

5 Dec 2003

File No.82-4964

New Board Appointment – Jane Barker, Non-Executive Director

With effect from 1 January 2004, Jane Barker will become a non-executive director of Alliance & Leicester plc. Jane Barker is Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She is a qualified Chartered Accountant and her career includes roles in the insurance industry and as Finance Director of the London Stock Exchange.

John Windeler, Chairman, said: "I am delighted to announce the appointment of Jane Barker to the Board. Jane has extensive experience in financial services and will be able to make a valuable contribution to our Board".

For further information contact:

Stuart Dawkins
Director of Corporate Communications
Tel: 0116 200 3088

Mark Jones
Senior Investor Relations Manager
Tel: 0116 200 4492

Press Office
Tel: 0116 200 3355

2 Dec 2003

File No.82-4964

SHARE BUY BACKS
November 2003

Alliance & Leicester PLC
27 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 November 2003, it purchased for cancellation 400,000 of its ordinary shares at a price of 895.6244p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
26 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 26 November 2003, it purchased for cancellation 385,000 of its ordinary shares at a price of 899.1702p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

25 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 25 November 2003, it purchased for cancellation 254,761 of its ordinary shares at a price of 882.6533p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
24 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 24 November 2003, it purchased for cancellation 165,000 of its ordinary shares at a price of 879.34p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
20 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 November 2003, it purchased for cancellation 350,000 of its ordinary shares at a price of 862.865p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
19 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 November 2003, it purchased for cancellation 450,000 of its ordinary shares at a price of 873.934p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

18 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 November 2003, it purchased for cancellation 500,000 of its ordinary shares at a price of 880.5322p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

17 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 November 2003, it purchased for cancellation 136,587 of its ordinary shares at a price of 883.2573p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
14 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 November 2003 it purchased for cancellation 650,000 of its ordinary shares at a price of 892.4652p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
13 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 13 November 2003 it purchased for cancellation 750,000 of its ordinary shares at a price of 894.1089p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
12 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 November 2003 it purchased for
cancellation 350,000 of its ordinary shares at a price of 895.6766p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
11 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 November 2003 it purchased for
cancellation 250,000 of its ordinary shares at a price of 896.8351p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
10 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 10 November 2003 it purchased for
cancellation 110,000 of its ordinary shares at a price of 900.8749p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
07 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 7 November 2003 it purchased for

cancellation 93,000 of its ordinary shares at a price of 900p per ordinary share
from Cazenove & Co. Ltd.

Alliance & Leicester PLC
06 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 6 November 2003 it purchased for
cancellation 50,000 of its ordinary shares at a price of 889.0537p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
05 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 5 November 2003 it purchased for
cancellation 150,000 of its ordinary shares at a price of 889.0908p per ordinary
share from Cazenove & Co. Ltd

Alliance & Leicester PLC
03 November 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 3 November 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 891.6198p per ordinary
share from Cazenove & Co. Ltd.

File No.82-4964

SHARE BUY BACKS
October 2003

Alliance & Leicester PLC
31 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 31 October 2003 it purchased for cancellation 170,000 of its ordinary shares at a price of 883.1442p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
30 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 October 2003 it purchased for cancellation 50,000 of its ordinary shares at a price of 879.2938p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
29 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 29 October 2003 it purchased for cancellation 450,000 of its ordinary shares at a price of 877.4929p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
28 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 28 October 2003 it purchased for cancellation 100,000 of its ordinary shares at a price of 884.9314p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
27 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 October 2003 it purchased for cancellation 85,000 of its ordinary shares at a price of 879.2729p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
23 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 October 2003 it purchased for cancellation 475,000 of its ordinary shares at a price of 862.5827p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
22 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 October 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 881.702p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
20 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 October 2003 it purchased for
cancellation 325,000 of its ordinary shares at a price of 892.8989p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
17 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 October 2003 it purchased for
cancellation 300,000 of its ordinary shares at a price of 891.7699p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
14 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 October 2003 it purchased for
cancellation 350,000 of its ordinary shares at a price of 889.8353p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
14 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 October 2003 it purchased for
cancellation 350,000 of its ordinary shares at a price of 889.8353p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
13 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 13 October 2003 it purchased for
cancellation 100,000 of its ordinary shares at a price of 878.8685p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
10 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 10 October 2003 it purchased for
cancellation 75,000 of its ordinary shares at a price of 875.7526p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
9 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 October 2003, it purchased for
cancellation 80,000 of its ordinary shares at a price of 869.31p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
8 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 8 October 2003, it purchased for cancellation 300,000 of its ordinary shares at a price of 867.85p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
1 October 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 1 October 2003, it purchased for cancellation 34,427 of its ordinary shares at a price of 848.51p per ordinary share from Morgan Stanley Securities Limited.

File No.82-4964

RECEIVED
2005 JUL 15 A 9:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SHARE BUY BACKS
September 2003

Alliance & Leicester PLC
30 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 September 2003, it purchased for cancellation 400,000 of its ordinary shares at a price of 844.53p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

29 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 29 September 2003, it purchased for cancellation 400,000 of its ordinary shares at a price of 849.95p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
26 September2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 26 September 2003, it purchased for cancellation 224,158 of its ordinary shares at a price of 847.96p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

25 September2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 25 September 2003, it purchased for cancellation 116,639 of its ordinary shares at a price of 852.82p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
23 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 September 2003, it purchased for cancellation 201,301 of its ordinary shares at a price of 864.754p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
22 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 September 2003, it purchased for cancellation 500,000 of its ordinary shares at a price of 852.22p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

19 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 September 2003, it purchased for cancellation 400,000 of its ordinary shares at a price of 866.99p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
18 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 September 2003, it purchased for cancellation 200,000 of its ordinary shares at a price of 874.98p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

16 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 September 2003, it purchased for cancellation 200,000 of its ordinary shares at a price of 867.48p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC

15 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 15 September 2003, it purchased for cancellation 200,000 of its ordinary shares at a price of 869.22p per ordinary share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
12 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 September 2003, it purchased for
cancellation 544,000 of its ordinary shares at a price of 870.86p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
11 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 11 September 2003, it purchased for
cancellation 1,000,000 of its ordinary shares at a price of 881.21p per ordinary
share from Morgan Stanley Securities Limited.

Alliance & Leicester PLC
10 September 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 10 September 2003, it purchased for
cancellation 754,360 of its ordinary shares at a price of 887.06p per ordinary
share from Morgan Stanley Securities Limited.

File No.82-4964

BOARD APPOINTMENTS

Change of Board Responsibilities – Chris Rhodes, Executive Director

With effect from 1 October 2003, Chris Rhodes, an executive director of Alliance & Leicester plc, will be appointed Managing Director, Retail Banking.

Richard Pym, Group Chief Executive, said: "Since joining the Board in June 2002 as Operations Director, Chris has continued to prove himself as a successful business leader. We are delighted to announce this well-deserved promotion."

New Board Appointment – Peter Stone, Non-Executive Director

With effect from 1 October 2003, Peter Stone will be appointed as a Non-Executive Director of Alliance & Leicester plc. Peter was an Executive Director of Close Brothers Group plc from 1975 to 1998. He is a Non-Executive Director of Intermediate Capital Group Plc, DTZ Holdings plc, and Smith & Williamson.

John Windeler, Chairman, said: "I am delighted to announce the appointment of Peter Stone to our Board. Peter has extensive experience in the field of commercial lending, and will be able to make a valuable contribution to our Board."

BIOGRAPHICAL NOTES ON CHRIS RHODES

Chris Rhodes was appointed to the Board of Alliance & Leicester plc in June 2002 as Operations Director, responsible for group information systems, retail credit risk, major change programmes and the Group's general insurance business, property and outsourcing. Chris, aged 40, is a Chartered Accountant and has held a number of senior positions in Alliance & Leicester including Director of Group Financial Planning and Deputy Managing Director of Alliance & Leicester Commercial Bank (formerly Girobank) plc.

BIOGRAPHICAL NOTES ON PETER STONE

Peter Stone has extensive experience in many fields of banking - particularly commercial lending and asset finance - having been an Executive Director of Close Brothers Group plc and one of the trio that built up that investment bank over a 20 year period. He is a Non-Executive Director of Intermediate Capital Group Plc, DTZ Holdings plc, Smith & Williamson, Opus Trust, Careforce Group, and is on the Advisory Group of The Royal Institution of Chartered Surveyors.

ORGANISATION STRUCTURE – WITH EFFECT FROM 1 OCTOBER 2003

Executive Directors

- Richard Pym Group Chief Executive
- David Bennett, Group Finance Director
- Richard Banks, Managing Director, Wholesale Banking
- Chris Rhodes, Managing Director, Retail Banking.

For further information contact:

Mark Jones
Senior Investor Relations Manager
Tel: 0116 200 4492

Press Office
Tel: 0116 200 3355

Ginny Broad
Head of Corporate Communications
Tel: 0116 200 3088

29 Sept 2003

File No.82-4964

ALLIANCE & LEICESTER PLC

INTERIM RESULTS ANNOUNCEMENT
FOR THE SIX MONTHS ENDED 30 JUNE 2003

CONTENTS

1. RESULTS HIGHLIGHTS

FINANCIALS

- Pre-tax profit up 12% to £262m (June 2002: £233m).
- Basic earnings per share up 17% to 39.2p (June 2002: 33.5p).
- Interim dividend up 10% to 14.3p per share (June 2002: 13.0p per share).
- Post-tax return on capital 21.7% (June 2002: 18.8%).

PROGRESS AGAINST STRATEGIC TARGETS *

We are on track to achieve our primary target in 2003:

- **DOUBLE DIGIT GROWTH IN EARNINGS PER SHARE**

  Basic earnings per share increased by 17% in the first half of 2003, compared to the same period in 2002.

We are also on track to achieve our supporting objectives of:

- **Accelerating revenue growth**

  Group revenues on a like for like basis (excluding credit card income and any distortion from significant property disposals) were 6.1% higher than in the same period in 2002, exceeding our target of 3.9%.

- **Delivering targeted cost reductions**

  We are on track to achieve our 2003 cost savings target of £50m compared to our 2000 core cost base.

- **Improving capital efficiency**

  During the first six months of 2003 we bought back 6.0m shares totalling £50.3m, reducing our tier 1 capital ratio to 8.4%.

And asset quality remains strong:

- 90% of our loans and advances to customers are secured (December 2002: 91%).
- Mortgage arrears continue to improve with just 0.80% of mortgage accounts in arrears (December 2002: 0.85%).
- Asset quality of our unsecured personal loans business remains very strong with only 4.6% of loans over 30 days in arrears (December 2002: 5.3%).
- Asset quality of our commercial loan book remains good, with non-performing assets representing 0.4% of the book (December 2002: 0.6%).
- Treasury asset quality remains strong with the loss charge unchanged at £1m.

* more details are set out in section 2.1

KEY BUSINESS DEVELOPMENTS

- In March 2003 the transfer of our credit card account opening and servicing operations to MBNA was completed successfully. This was the final stage of the implementation of our new credit card business model.

- On 7 July 2003 the Commercial Banking operations of Girobank and Sovereign Finance (our asset finance business) were rebranded Alliance & Leicester Commercial Bank.

- Over the past six months we have completed a review of the strategy for our Wholesale Banking operations, comprising Commercial Banking and Treasury. This identified the future shape for this business to drive long-term shareholder value. The approach taken mirrors the successful emphasis on focus and simplification already being applied across the Group's Retail Banking business. Alliance & Leicester Commercial Bank will in the future focus on products and markets where it has core competency and critical mass. Further details are provided in section 3.

- During the first six months of 2003 the Group continued to see significant growth in internet-based product sales. Applications for Retail Banking's mortgage, personal loan and current account products via the internet more than doubled in the first half of 2003 compared to the same period in 2002. In addition over two thirds of intermediary mortgage applications continue to be received via our internet application system. We also extended our use of direct response TV advertising to promote mortgages as well as unsecured personal loans.

FRANCHISE GROWTH

- Gross mortgage lending of £3.2bn, 20% higher than in the first half of 2002, an estimated market share of 2.6%. Net lending of £0.5bn, an estimated market share of around 1.2%.

- Unsecured personal loan gross advances of £1.1bn, up 47% compared to the first half of 2002, with no relaxation of lending criteria and asset quality remaining very strong.

- New current account openings of around 85,000, with continued growth in the account base.

- Personal customer deposit balances of £18.2bn (December 2002: £17.5bn).

- Commercial Banking delivered continued growth in business volumes, with cash handling volumes up 3%, cash sales to financial institutions of £19.3bn (June 2002: £6.4bn), lending balances up £0.5bn since 31 December 2002, and the number of small business current accounts increasing, with 7,800 new accounts opened.

- Average product holdings per personal customer increased from 1.63 to 1.65, achieving the strategic target set in 2000.

Quote from Richard Pym, Group Chief Executive

"Our strategy continues to produce good results. We are meeting our targets. We are delivering double digit growth in earnings per share. Revenue growth is accelerating, and we continue to reduce our core costs and to improve our capital efficiency, whilst maintaining high asset quality.

"Customers are increasingly using direct banking, by phone and over the internet, for their transactions, a trend which is levelling the playing field in retail banking in our favour compared with competitors with larger branch networks.

"In Wholesale Banking, we have set out our new focused approach for future growth, based on established strengths and proven expertise.

"In all, therefore, we are confident about the future. We aim to continue to deliver value for our customers and for our shareholders."

2. GROUP CHIEF EXECUTIVE'S REVIEW

In the first half of 2003 Alliance & Leicester delivered another set of strong results. Pre-tax profit was up 12% to £262m. Our core profit, before strategic costs, was up 8% at £271m, with earnings per share up 17% to 39.2p. We are on track to achieve our primary target of double digit percentage growth in basic earnings per share and to achieve each of our supporting strategic objectives.

These results continue to be delivered against an uncertain economic backdrop. Our view of the outlook for the UK economy and housing market remains broadly as in February 2003. We do not expect a major downturn, although our forecasts for GDP growth have reduced to around 2% in 2003. We continue to expect single digit average house price inflation in 2003. Whilst we continue to target growth, we maintain a prudent approach to all of our lending activities, ensuring that our credit standards are maintained. Alliance & Leicester aims to be at the prudent end of the credit spectrum and to maintain a "low risk bank" reputation.

The UK mortgage market has continued to see strong growth in 2003, although the rate of growth over the last few months has started to show some signs of a slow down. Almost 50% of gross lending in the first half of 2003 has been as a result of home owners remortgaging and taking equity out of their homes, rather than first time buyers or home movers. Market commentators are in broad agreement that house prices continue to grow across the country as a whole, although as we expected this masks reductions in the London and South East regions.

2.1 Progress Against Strategic Targets

We are on track to achieve our primary target in 2003:

- **Double digit growth in Earnings Per Share**

  Basic earnings per share increased by 17% in the first half of 2003, compared to the same period in 2002.

We are also on track to achieve our supporting objectives of:

- **Accelerating revenue growth**

Group revenues on a like for like basis were 6.1% higher than in the same period in 2002, higher than our full year target for 2003 which is to exceed 3.9%. As previously explained, to enable a meaningful comparison and reflect the change in our credit card business model in the second half of 2002, revenue growth for targeting purposes in 2003 is calculated excluding credit card income and any distortion from significant property disposals.

Total Group revenues increased by 3.1% in the first half of 2003. These include £36m of credit card income in the first half of 2003 (June 2002: £48m) and £5m from the sale of a branch property in the first half of 2002.

- **Delivering targeted cost reductions**

We are on track to achieve our 2003 cost savings of £50m compared to our 2000 core cost base, based on 2000 business volumes and prices.

In the first half of 2003 we have also been successful in offsetting the additional cash market related costs we announced last year. We continue to endeavour to offset these costs in the second half of 2003, and the approximate £20m of costs for 2004.

- **Improving capital efficiency**

During the first six months of 2003 we bought back 6.0m shares for £50.3m, reducing our tier 1 capital ratio to 8.4%. Our 2003 target continues to be a tier 1 ratio towards the top end of the 7– 7.5% range.

The maintenance of our high quality credit standards is a key strategic goal. As in 2002 our asset quality remains strong with no signs of deterioration in any of our businesses.

2.2 Retail Banking

Our Retail Banking business has made a good start to 2003, with pre-tax profit up 7% to £222m. Income grew by over 5% on the like for like basis described above. Costs were flat and asset quality remains very strong.

The focus on our Core 4 products and our relationships with market leading suppliers to supply our Partner 4 products is proving successful for both shareholders and customers.

- **Core 4**

Our mortgage lending continues to be targeted at high quality profitable business. We continue to target the mainstream UK mortgage market and avoid the higher loan-to-value, buy-to-let and sub-prime sectors. As a consequence of avoiding these higher risk and specialist sectors of the market, our gross and net mortgage lending are lower than our share of total UK mortgage balances. Our mortgage lending has increased in momentum during the first half of 2003, with lending in the second quarter being significantly higher than in the first quarter. In the first six months gross advances were £3.2bn and net lending was £0.5bn.

Our unsecured personal loans business had an excellent start to 2003, with gross lending up 47% to £1.1bn, balances up 14% to £2.4bn and profits up 26%. This performance has been achieved with no relaxation of our lending criteria. Our asset quality remains very strong, with a reduction in both the proportion of loans over 30 days in arrears and the bad debt charge.

The majority of the 85,000 new to Group current accounts opened in the first half of 2003 were Premier current accounts. Each Premier current account customer holds an average of 3.6 Alliance & Leicester products.

Personal deposit customer balances grew by £0.7bn to £18.2bn.

We have continued to win a number of awards in the first half of 2003, both for our products and for our distribution capabilities. We have been voted "Best Direct Car Loan Provider" and "Best Internet Mortgage Provider" in the "Your Money Direct" awards, and voted "Best Personal Loan Provider" by Personal Finance magazine. We have also been awarded the Moneyfacts award for "Best Discounted Rate Mortgage Provider".

- **Partner 4**

Our Partner 4 products are primarily targeted at existing Group customers. Sales of our Partner 4 products – credit cards, life assurance, long term investments and general insurance - have performed satisfactorily in the first half of 2003, particularly credit cards where we have seen a 54% increase in the opening of new accounts compared with the same period in 2002.

- **Customer relationships**

The development of strong customer relationships has been a key element of our strategy since its launch in July 2000. As part of our strategy we set a target of increasing the average product holding from 1.50 products in June 2000, to 1.65 per customer by the end of 2003. At the end of June the figure was 1.65, achieving the target six months early.

- **Distribution**

We continue to promote our products using a range of channels. In the first half of 2003 we have continued to use direct response television adverts for our unsecured personal loan products and in May started using this channel for mortgages. In addition we have had over 770 best buy mentions in the national newspapers in the first half of 2003, a significant increase compared to 400 in the first half of 2002.

We continue to develop our distribution channels and in particular have seen applications for mortgages, personal loans and current accounts via the internet more than double in the first six months of the year. Our current account and savings internet banking package has seen its number of registered users increase by almost 60% since the end of 2002, with little pro-active promotion of the service. Customers are increasingly using technology to carry out simple transactions themselves. We continue to increase the range of transactions that customers can undertake for themselves through all channels.

2.3 Wholesale Banking Strategy

Over the past six months we have carried out a review of our Wholesale Banking strategy. The results of the review were announced on 23 July and full details of the announcement can be found in section 3.

Alliance & Leicester Commercial Bank will focus on products and markets where it has a core competency and critical mass, building on the success achieved within Retail Banking from increased focus, and simplification of our operating processes. There will be no relaxation in our credit standards as a result of the new strategy.

The new strategy will change our staffing requirements within Commercial Banking, and we are working with staff representative bodies to ensure that all those staff affected are treated in a considerate manner during the restructuring process.

The new strategy is another step in the process by which the Group will deliver its strategic objectives.

2.4 Commercial Banking

Commercial Banking profits increased by 7% to £38m in the first half of 2003, with revenues up 7%. Costs were up 7% and asset quality remains good.

The Commercial Banking operations of Girobank and Sovereign Finance (our asset finance operation) were rebranded Alliance & Leicester Commercial Bank on 7 July 2003.

Commercial Banking continues to record growth in its core businesses. The volume of cash handled increased by 3% compared to the same period in 2002. Cash sales to financial institutions have trebled to £19.3bn, primarily as a result of new customers acquired in the second half of 2002. We continue to grow our commercial lending and asset finance businesses prudently, focusing on the sectors where we have specialist knowledge. We remain committed to the small business banking market, opening 7,800 new small business current accounts in the first half of 2003.

2.5 Financial Services Regulation and Reporting

The next few years will see significant changes in financial services regulation and reporting, as well as a possible decision by the Government regarding the adoption of the euro as the UK's currency.

For 2005 we will be required to report our results under International Accounting Standards (IAS). Our IAS project team is working towards producing accounts under both UK GAAP and IAS within the necessary timeframe.

The amount of regulatory capital required to be held by banks may change in 2007 with the introduction of the new Basel 2 proposals. Given the high quality of our balance sheet we expect to be a major beneficiary of these new regulations. We currently have a project team in place to ensure that we meet all the necessary criteria to maximise the potential benefits for our shareholders.

There will also be increased regulation aimed at protecting the customer and the integrity of the financial services industry, including the introduction of a new regime of mortgage regulation.

2.6 The Future

The first half of 2003 has seen us make further good progress in the implementation of our customer focused strategy and we continue to deliver against our strategic targets.

We are confident of continuing to deliver increased value for our customers and our shareholders.

Richard A Pym
Group Chief Executive

3 WHOLESALE BANKING STRATEGY

The Wholesale Banking strategy was announced on 23 July. The following information was provided in the Stock Exchange Announcement issued on 23 July 2003.

Review of Wholesale Banking Businesses

Completed Review

As part of the continuing implementation of the Group's strategy, Alliance & Leicester has completed a strategic review of its Wholesale Banking businesses, comprising the Commercial Banking and Treasury operations. This has identified the optimal future shape and direction for these businesses to deliver long-term shareholder value. This focus is part of the continuing process by which the Group will deliver the strategic targets it has already communicated to the market. It will continue to place a high priority on maintaining existing strong credit standards and high asset quality criteria.

Focus on Growth in Four Core Areas

The Group's Wholesale Banking businesses will focus on continued business growth in the following 'Core 4' areas:

- **Cash** - building on the Group's position as a market leader in cash handling and sales, and on our relationships with the Post Office and with Securicor.
- **Small and medium (SME) business banking** - using our established low-cost direct infrastructure to continue to offer competitive products.
- **Lending** – focusing on existing competencies in corporate and commercial asset finance in specialised sectors, and lending to relationship and other carefully targeted customers.
- **Treasury** - continuing to support the Group in delivering products and services to personal and commercial customers, and to offer the existing range of services to its own customers, including money market deposits and foreign exchange.

Other Services

In addition to the Core 4, we will continue to provide services for customers in bill payments, international payments, and merchant acquiring. These are businesses in which we see less potential for significant future profitable growth, and will be run in the most efficient way to continue to add shareholder value. For merchant acquiring this may include finding a partner to provide the service to our customers on our behalf.

Commercial Asset Finance

Within the lending area, the focus will be on continued growth in those sectors providing the best opportunities to add shareholder value, using our existing competencies and preserving the existing risk profile of the business. For commercial asset finance, this will include four sectors of specialisation: bus and coach, commercial vehicles, the public sector, and the provision of funding to providers of asset finance, principally vehicles.

We will cease writing new business in the other small ticket sectors in which we currently operate: equipment finance, plant and machinery, car contract hire and fleet management, and other general business. There will be no impact on existing customer contracts in these sectors. In total, these sectors account for around £500m of balances currently, a figure which will run down in the medium term.

Implementing the review will result in approximately 80 fewer jobs being required in the Group with immediate effect, and a similar further reduction in jobs by the end of 2004. The majority of these are associated with commercial asset finance.

Financial Impact

Implementing the review is not expected to have any material impact on the Group's financial results for 2003. For future years, the benefits of the new, focused business will form a further means by which the Group intends to achieve its existing targets. The transitional costs of implementing the review will form part of the strategic investment costs of implementing the Group's overall strategy, as previously announced.

Asset Quality Remains Strong

Asset quality in all areas of the Group remains strong, including all sectors of the Wholesale Banking businesses.

4. SUMMARY OF RESULTS

		Six months ended 30.06.03	Six months ended 30.06.02	Year ended 31.12.02
Results				
Profit before tax	£m	262.0	233.2	468.3
Profit attributable to shareholders	£m	189.4	168.7	339.6
Net interest margin (Notes 1&2)	%	1.89	2.09	2.01
Per share				
Basic earnings	p	39.2	33.5	68.0
Dividends	p	14.3	13.0	39.9
Net assets	p	376	368	355
Business sector profit before tax				
Retail Banking	£m	222	206	432
Commercial Banking	£m	38	36	70
Treasury & Group	£m	11	8	17
Strategic investment	£m	(9)	(17)	(51)
Total	£m	262	233	468
Performance measures				
Post-tax return on mean capital	%	21.7	18.8	19.5
Post-tax return on mean assets	%	0.9	0.9	0.8
Post-tax return on mean risk-weighted assets	%	1.9	1.7	1.7
Risk asset ratios				
Total capital	%	11.8	12.1	11.4
Tier 1 capital: statutory	%	8.4	9.1	8.5
Total Shareholder Return (Note 3)				
1 year	%	5.6	6.3	(1.8)
3 years	%	65.4	9.5	7.1

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.85% (June 2002: 2.04%, December 2002: 1.97%).

(Note 3) Total Shareholder Return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

5 BUSINESS REVIEW

5.1 RETAIL BANKING REVIEW

Retail Banking has recorded profits of £222m in the first half of 2003, a 7% increase on the same period in 2002. Income grew by over 5% on a like for like basis (total income up over 1%). Costs were flat and asset quality remains very strong.

<u>Core 4</u>

- **Mortgages**

The UK mortgage market is increasingly becoming segmented into a number of individual markets, including those for buy-to-let, sub-prime and high loan-to-value (LTV) mortgages, which do not form part of our target market.

In the first half of 2003 our gross lending was £3.2bn, 20% higher than in the same period in 2002. This represented an estimated 2.6% share of total UK gross mortgage lending, which itself increased by 25%. Net mortgage lending was £0.5bn (June 2002: £0.6bn), an estimated market share of around 1.2%, and mortgage balances at 30 June 2003 were £23.9bn, an estimated 3.4% share of the market.

During the first half of 2003 we continued our strategy of increasing mortgage lending through our own internet, branch and telephone channels, and increasing the proportion of intermediary applications received through our internet applications system, ISIS. Over two thirds of intermediary mortgage applications continue to be received through the ISIS system.

We continue to take a prudent approach to new lending. We do not lend over 95% LTV and we do not lend in the sub-prime and buy-to-let sectors of the market. We believe that these sectors represent around 20% of gross lending in the UK. In addition to the above policies, in London and the South East where we have the greatest concerns over house prices, we do not lend more than 90% of the value of any property valued between £150,000 and £350,000, or more than 75% of the value of any property over £350,000. These policies have had an impact on our gross lending in the South of England, where our gross advances have increased by just 8% in the first half of 2003 compared to the same period in 2002, whilst in the North of England we have seen a 55% increase in gross advances over the same period.

The primary driver of the UK mortgage market in the first half of 2003 has been remortgage lending rather than lending for house purchase. Our share of gross lending to the house buyers market has increased in the first half of 2003 compared to the same period in 2002. The increase in remortgaging across the industry has had an impact on our mortgage redemptions which increased by 30%, in line with the market. Despite this increase, our redemptions remain in line with our share of opening mortgage balances. All the products in our current mortgage portfolio are available to existing borrowers and we continually review and amend our customer retention processes in order to retain profitable customers.

Our mortgage lending has been gaining momentum during the first six months of the year and we continue to focus on high quality and profitable business.

- **Personal loans**

During the first half of 2003 gross unsecured personal loan advances increased by 47% to £1.1bn, whilst balances increased by 14% to £2.4bn. This increase in new lending has been achieved as a result of ongoing improvements in marketing and customer acquisition processes and not as a result of any relaxation of our lending criteria.

As well as increasing the value of new lending, we have been successful in maintaining the penetration of creditor insurance at a similar level to that recorded in 2002, and overall profit from unsecured lending increased by 26% in the first half of 2003.

The credit quality of our unsecured lending book remains very strong, with the charge for bad debts reducing by £1.5m in the first half of 2003 compared with the same period in 2002, despite the increase in new lending.

The maintenance of our high credit standards in this business is a key objective. The quality of accepted loan applications in the first six months of 2003, as measured by their credit score, has been better than in any six month period in the previous three years. The proportion of applications accepted has also reduced.

The direct response television advertising campaign launched in the second half of 2002 continues to be a very successful and cost effective source of customer acquisition, whilst the new risk based pricing system introduced in the fourth quarter of 2002 is working well.

Our personal loans operation is primarily a direct operation with over 85% of loans sold by the telephone, post or the internet. Internet loan applications have doubled in the first half of 2003 compared to the same period in 2002, and represent 20% of total applications.

- **Current accounts**

Some 85,000 new current accounts were opened in the first six months of 2003, similar to the same period in 2002, which itself was 40% higher than in 2001. Our current account base exceeds 1.8m accounts.

The Premier current account is proving successful in developing strong customer relationships, with customers holding an average of 3.6 Alliance & Leicester products. The majority of our current account openings in 2003 have been for Premier current accounts. In March 2003 we repositioned the pricing of the Premier current account, with the primary change being a reduction in both authorised and unauthorised overdraft rates to 6.9% (0% for the first 12 months), a market leading rate and more than a third below that of the main clearing banks.

- **Savings**

Personal Customer deposit balances have increased to £18.2bn compared to £17.5bn at the end of December 2002.

We continue to maintain our focused and simplified range of products, with our PlusSaver (previously referred to as Premier PhoneSave) account and our card based EasySaver account regularly featuring in best buy tables.

Partner 4

Our Partner 4 products of credit cards, life assurance, general insurance (building and contents and mortgage payment protection policies) and long term investments, contributed a total of £4m interest income and £61m of non-interest income in the first half of 2003.

Sales of credit cards, which are now manufactured and serviced by MBNA though branded Alliance & Leicester, have increased by 54% in the first half of 2003 with around 95,000 new accounts sold. Credit card revenues, including the recognition of the excess received from MBNA, were £36m.

Sales of life products have increased by 33% compared to the first half of 2002. This primarily reflects the change in our business model, with sales of Legal & General products starting from August 2002.

Sales of our household insurance and mortgage payment protection general insurance products in the first six months of 2003 were similar to the same period in 2002. In September 2002 we ceased to underwrite any new household insurance risks. The existing household insurance risks underwritten will have rolled-off by the end of this year.

In 2002 we saw strong growth in our long term investment sales. However this market has seen a significant reduction in customer demand in the first half of 2003 and our sales of Legal & General long term investment products have fallen in the first half of 2003. This fall in long term investment product sales is believed to be in line with the market.

Distribution

In the first half of 2003 the number of current account and savings customers registered for our internet banking package increased to 160,000, a 60% increase since December 2002. During the last six months we increased the range of services which our customers can access. Our internet banking package now has the facility for customers to view direct debits and set up standing orders, as well as move money between accounts, pay bills and print out statements. Our credit card customers can also use the internet to check their account balance and request increases in their credit limit, amongst other features.

During the first half of 2003 we installed an additional 36 ATM machines. In total we now have an ATM network of around 2,500 machines. We are not planning any further significant expansion of the ATM network over the next 12 months.

All of our 1.8m current account customers have been able to use the Post Office's new counter automation technology since its implementation in April 2003. This new technology allows customers to withdraw and deposit cash using a debit card instead of the previous paper process, as well as providing customers with the facility to check their account balance at a Post Office counter. After only three months, around 50% of our retail banking Post Office transactions are now automated, significantly reducing the cost to us of processing these transactions.

As already mentioned, we have seen significant growth in the value of mortgages and personal loans sold through our own internet channels. Over £850m of mortgage and personal unsecured loan applications were received directly from our personal customers via the internet in the first half of 2003, exceeding the £750m for the whole of 2002.

Asset quality

Asset quality within Retail Banking remains very strong.

Mortgage arrears have continued to fall, and at the end of June 2003 0.80% of mortgage accounts were in arrears (December 2002: 0.85%).

Our prudent lending policies are reflected by the fact that only 6% of our new lending had an LTV over 90% in the first half of 2003, compared to 9% in the same period in 2002. Over 71% had an LTV below 75%, compared to 58% in the same period in 2002. We regularly review the appropriateness of our LTV policies, particularly those in London and the South East, but do not believe that the current market is the appropriate time to change these.

In our unsecured personal loans business arrears are almost 40% below industry averages and only 4.6% (December 2002: 5.3%) of balances are in arrears by more than 30 days.

5.2 COMMERCIAL BANKING REVIEW

Commercial Banking profits increased by 7% to £38m in the first half of 2003, with revenues up 7%. Costs were up 7% and asset quality remains good.

The new Wholesale Banking strategy is expected to have no material impact on the Group's financial results for 2003 and there is no change to the Group's strategic targets as a result of the review. The focus on particular market segments is likely, however, in the medium term to result in a lower rate of revenue growth in Commercial Banking than that recorded in the first half of 2003. The focus and simplification initiatives that will be implemented as part of the new strategy will result in a more efficient and value-adding business.

- **Cash Business**

In the first half of 2003 cash sales to financial institutions were £19.3bn, a threefold increase compared to the same period in 2002. The main reason for this increase was the acquisition of new customers in the second half of 2002. In future the primary driver of the cash business will be the value of cash sold to both Post Office and financial institutions. Previously the main business driver was the value of cash handling deposits. This change in strategy will enable us to focus on the profitability of the entire cash business and not just on the value of cash processed. In the first half of 2003 cash handling deposits were £30.2bn, a 3% increase compared to the same period in 2002.

The value of cheques processed fell by £1.8bn to £9.9bn in the first half of 2003, with the number of cheques also declining by 5.7m to 27.1m.

Merchant acquisition and bill payments both performed satisfactorily in the first six months of the year. Merchant acquisition transactions increased by 15% to 166m (June 2002: 145m) whilst bill payment transactions were in line with the first half of 2002, with 111m payments.

- **Lending**

We continue to take a cautious approach to growth in our asset finance and commercial lending activities. Total lending balances increased by £0.5bn to £3.9bn in the first half of 2003. As a consequence of the increased focus within Commercial Banking's lending activities, approximately £500m of assets in the non-core sectors will be run down over the medium term.

Asset quality is good in all sectors of the lending book. 86% of the commercial lending book is secured (December 2002: 87%), and non-performing assets (loans over 30 days in arrears) represent 0.4% of the book (December 2002: 0.6%).

- **Small Business Banking (SME)**

We remain committed to the small business banking market and continue to increase the number of small business, club and charity customers. Our competitive product offering is being recognised by the market, with Business Moneyfacts naming Alliance & Leicester as "Best Business Current Account Provider" in March 2003, and in May we further extended our SME product range with the launch of a new business credit card which is manufactured and serviced by MBNA.

In the first half of 2003 we opened 7,800 current accounts and the total number of small business, club and charity customers increased to over 157,000. We continue to focus on the deposit taking sector of the market. Overdrafts and term loans to the SME sector are around £15m, and the quality of all our lending to the SME sector remains strong with no signs of any deterioration.

5.3 TREASURY & GROUP REVIEW

This sector consists of the Group's Treasury operation, central overheads and the earnings from the Group's excess capital.

- **Treasury**

The objective of the Group's Treasury operation is to support the Group in delivering products and services to its personal and commercial customers. Treasury also provides services directly to its own customer base, offering a range of treasury products including money market deposits and foreign exchange. The new Wholesale Banking strategy will have no impact on these operations.

Treasury continued to increase the Group's profile abroad and diversify the funding base, location and currency, including issuing bonds to new investors in the Far East during the first half of 2003.

The markets in the first half of 2003 provided opportunities for continued revenue growth, whilst maintaining credit standards. Asset quality within Treasury remains strong. At 30 June 2003 94% of our Treasury exposures had a long-term credit rating at, or above, single 'A', and we continue our policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.

- **Capital**

Our 2003 capital target continues to be a tier 1 ratio towards the top end of a 7– 7.5% range. During the first six months of 2003 we have bought back 6.0m shares totalling £50.3m, reducing the tier 1 capital ratio to 8.4%.

The amount of regulatory capital required to be held by banks may change in 2007 with the introduction of the new Basel 2 proposals. Given the high quality of our balance sheet we expect to be a major beneficiary of these new regulations. We currently have a project team in place to ensure that we meet all the necessary criteria to maximise the potential benefits for our shareholders.

5.4 STRATEGIC INVESTMENT

In February 2003 we announced that our one-off strategic investment expenditure in 2003 would be around £26m, including the costs related to the implementation of our new credit card business model. This represents the final part of the three year strategic investment programme set out in 2000. However the timescales for the implementation of some of these projects are now expected to be in 2004. It is therefore probable that some of the £26m investment expenditure will be carried forward into 2004. £9m of strategic investment expenditure has been incurred in the first six months of 2003, including costs incurred in implementing the new credit card business model.

The implementation of our new Wholesale Banking strategy in 2003 will be managed within the Group's existing planned £26m strategic investment expenditure.

6. BUSINESS VOLUMES

		Six months ended 30.06.03	Six months ended 30.06.02	Year ended 31.12.02
RETAIL BANKING				
Residential Mortgages				
Gross lending	£bn	3.2	2.6	6.4
Estimated Market share of gross lending		*2.6%*	*2.7%*	*2.9%*
Net lending	£bn	0.5	0.6	1.8
Estimated Market share of net lending		*1.2%*	*1.7%*	*2.2%*
Mortgage balances	£bn	23.9	22.3	23.5
Estimated Market share of mortgage balances		*3.4%*	*3.6%*	*3.5%*
Savings				
Personal customer deposit balances	£bn	18.2	16.9	17.5
Current Accounts				
Total no. of accounts on file	m	1.81	1.77	1.80
New accounts opened	'000	85	87	184
Personal Unsecured Loans				
Gross advances	£m	1,056	718	1,402
Balances	£m	2,433	2,175	2,136
COMMERCIAL BANKING				
Cash Business				
Volume of cash handled	£bn	30.2	29.3	60.9
Volume of cheques handled	£bn	9.9	11.7	25.5
Sales of cash to financial institutions	£bn	19.3	6.4	19.7
Lending				
Balances	£bn	3.9	3.2	3.4
Small Business (SME)				
New accounts opened	'000	8	9	18
Small business, club and society customers	'000	157	149	153

7. FINANCIAL REVIEW

7.1 RESULTS BY BUSINESS SECTOR

The contribution to pre-tax profit by each business sector is set out below.

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Mortgage Lending & Investments (MLI)	128	137	265
Personal Banking	94	69	167
Retail Banking	222	206	432
Commercial Banking	38	36	70
Treasury & Group	11	8	17
Strategic Investment	(9)	(17)	(51)
Total	262	233	468

Group pre-tax profit of £262m was 12% up on June 2002.

7.1.1 RETAIL BANKING

		Six months ended 30.06.03	Six months ended 30.06.02	Year ended 31.12.02
Net interest income	£m	297	311	611
Non-interest income	£m	154	134	288
Total income	£m	451	445	899
Operating expenses	£m	(205)	(205)	(406)
Bad debt provisions	£m	(24)	(34)	(61)
Profit before tax	£m	222	206	432
Profit before tax:				
MLI (Note 1)	£m	128	137	265
Personal Banking	£m	94	69	167
Retail Banking	£m	222	206	432
Net interest margin:				
MLI	%	1.48	1.54	1.53
Personal Banking	%	4.36	5.00	4.75
Retail Banking	%	1.97	2.18	2.09
Mean interest-earning assets:				
MLI	£m	25,310	23,604	24,151
Personal Banking	£m	5,136	5,280	5,100
Retail Banking	£m	30,446	28,884	29,251
Cost:income ratio:				
MLI	%	44.2	41.7	43.4
Retail Banking	%	45.5	46.0	45.1

(Note 1) Mortgage Lending & Investments (MLI)

The Retail Banking sector pre-tax profit of £222m was £16m (7%) higher than June 2002. Income growth was over 5% (excluding credit cards and a £5m one-off profit on disposal of a branch property in May 2002), whilst costs were in line with the comparable period. The loss charge was £10m lower, primarily as a result of the sale of the credit card accounts to MBNA.

The MLI pre-tax profit of £128m was £9m lower than June 2002, primarily due to lower income from the sale of long term investment products. This was a driver of the increase in the MLI cost:income ratio to 44.2% (June 2002: 41.7%).

The Personal Banking pre-tax profit of £94m was £25m higher than June 2002 due to higher unsecured personal loan income, growth in current accounts profit and the beneficial impact of our new credit card business model. This new business model has affected Retail Banking's net interest income, margins, non-interest income, costs and bad debt provisions, compared with the first half of 2002.

Net interest income
Net interest income of £297m was £14m lower than in the first half of 2002. The sale of the credit card accounts in August 2002 reduced net interest by £22m compared to the first half of 2002. This reduction was partly offset by higher net interest income in MLI, current accounts and unsecured personal loans. Net interest income was £3m lower in the first half of 2003 compared to the second half of 2002.

The Retail Banking net interest margin in the first half of 2003 was 1.97%, compared to 2.01% in the second half of 2002 and 2.18% in the first half of 2002. The fall in margin of 0.04% compared to the second half of 2002 reflected a fall in interest spread of 0.08%, partly offset by an increase in the contribution from interest-free liabilities of 0.04%.

The MLI net interest margin fell from 1.54% in the first half of 2002 to 1.52% in the second half of 2002, and then by a further 0.04% to 1.48% in the first half of 2003. The 0.04% margin reduction in 2003 compared to the second half of 2002 reflected a fall in interest spread of 0.01% and a 0.03% reduction in the contribution from interest-free liabilities. Further details are disclosed in Appendix 3.

The Personal Banking net interest margin fell from 5.00% in the first half of 2002 to 4.48% in the second half of 2002, as a result of the sale of credit card accounts and increased growth in interest paying Premier current accounts. In the first half of 2003 the Personal Banking net interest margin fell by a further 0.12% to 4.36%. This 0.12% decrease reflected a fall in interest spread of 0.61%, partly offset by an improvement in the contribution from interest-free liabilities of 0.49%.The fall in interest spread reflected the impact of continued growth in interest paying Premier current accounts, partly offset by an improvement in the spread on unsecured personal loans. The increased contribution from interest-free liabilities reflected growth in non-interest-bearing current account balances, following the rationalisation of our current account portfolio in December 2002, partly offset by lower earnings on interest-free liabilities.

The sale of the credit card accounts reduced the Personal Banking net interest spread by 0.57% in the first half of 2003 compared to the first half of 2002, and reduced the Retail Banking interest spread by 0.12% over the same period.

Average interest-earning assets within Retail Banking increased by 5% in the first half of 2003 compared with the same period in 2002, and by 3% compared to the second half of 2002.

Retail Banking	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m
Net interest income	297	311	300	611
Average balances:				
Interest-earning assets (IEA)	30,446	28,884	29,611	29,251
Financed by:				
Interest-bearing liabilities	27,295	26,467	26,947	26,709
Interest-free liabilities	3,151	2,417	2,664	2,542
Average rates:	%	%	%	%
Bank base rate	3.79	4.00	4.00	4.00
Gross yield on average IEA	5.06	5.51	5.27	5.38
Cost of interest-bearing liabilities	3.45	3.63	3.58	3.60
Interest spread	1.61	1.88	1.69	1.78
Contribution of interest-free liabilities	0.36	0.30	0.32	0.31
Net interest margin on average IEA	1.97	2.18	2.01	2.09

Non-interest income
Non-interest income increased by 15% to £154m. The first six months of 2003 included £30m of the £56m full year excess being recognised from the sale of credit card accounts to MBNA, whilst the same period in 2002 included a £5m one-off benefit from the sale of a branch property. Excluding credit card income and the property disposal in 2002, like for like non-interest income increased by 13%, mainly reflecting higher insurance commission income from unsecured personal loans and higher ATM income from growth in the network. This was partly offset by lower income from sales of long term investment products.

Operating expenses
Operating expenses remained at £205m, the same as June 2002. Increased costs to support volume-related growth were offset by cost-saving initiatives throughout the sector, including the completion of the implementation of the new credit card business model.

The cost:income ratio was 45.5% (June 2002: 46.0%).

Provisions
The charge for bad and doubtful debts fell by £10m to £24m, primarily due to the impact of the sale of the credit card accounts and reflecting the high quality of our Retail Banking assets.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 14% since December 2002, and at 30 June 2003 represented 0.035% of mortgage balances. For unsecured lending the value of loans over 30 days in arrears as a percentage of total loans was almost 40% lower than the average for Finance and Leasing Association members.

7.1.2 COMMERCIAL BANKING

		Six months ended 30.06.03	Six months ended 30.06.02	Year ended 31.12.02
Net interest income	£m	43	39	82
Non-interest income	£m	156	147	296
Total income	£m	199	186	378
Operating expenses	£m	(126)	(116)	(239)
Depreciation on operating lease assets	£m	(30)	(29)	(61)
Bad debt provisions	£m	(5)	(5)	(8)
Profit before tax	£m	38	36	70
Net interest margin (Notes 1&2)	%	2.15	2.26	2.23
Mean interest-earning assets (Note 3)	£m	5,255	4,638	4,781
Cost:income ratio (Notes 4&5)	%	74.1	73.9	75.6

(Note 1) As mentioned in section 4 the net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.78% (June 2002: 1.82%, December 2002: 1.85%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £368m (June 2002: £351m, December 2002: £361m)

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 78.0% (June 2002: 78.0%, December 2002: 79.5%).

Pre-tax profit of the Commercial Banking sector increased by 7% to £38m. Total income increased by 7% to £199m.

Net interest income
Net interest income increased by 12% to £43m, whilst mean interest-earning assets increased by 13% from June 2002. The net interest margin fell from 2.26% to 2.15%, primarily due to the lower interest rate environment.

Non-interest income
Non-interest income rose 6% to £156m due to growth in business volumes.

Operating expenses
Operating expenses increased by £10m to £126m, reflecting the additional cash market related costs.

Provisions
The charge for bad and doubtful debts of £5m remained in line with June 2002.

7.1.3 TREASURY & GROUP

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Net interest income	33	32	64
Non-interest income	1	-	-
Total income	34	32	64
Operating expenses	(22)	(23)	(46)
Bad debt provisions	(1)	(1)	(1)
Profit before tax	11	8	17
Total mean interest-earning assets	24,849	22,356	22,681
External mean interest-earning assets	11,273	10,010	10,346

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. Net interest income within our Treasury operations increased by 12% compared with June 2002, however this increase was almost completely offset by lower earnings on our excess capital. External mean interest-earning assets have increased by 13% compared with June 2002, reflecting increased investments in debt securities and a strengthening of the euro relative to sterling.

Operating expenses
Operating expenses remained broadly in line with June 2002.

Provisions
The charge for bad and doubtful debts represents a general provision. No specific provisions are deemed necessary.

7.2 RESULTS BY PROFIT AND LOSS CATEGORY

SUMMARY PROFIT AND LOSS ACCOUNT

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Net interest income	373	382	757
Non-interest income	311	281	584
Total income	684	663	1,341
Core expenses:			
Administrative expenses	(335)	(325)	(657)
Depreciation on assets other than operating lease assets	(18)	(19)	(34)
Operating expenses	(353)	(344)	(691)
Non-core expenses:			
Administrative expenses:			
Strategic investment	(9)	(17)	(51)
Depreciation on operating lease assets	(30)	(29)	(61)
Bad debt provisions	(30)	(40)	(70)
Profit before tax	262	233	468
Taxation	(72)	(64)	(128)
Profit after tax	190	169	340
Basic earnings per share	39.2p	33.5p	68.0p

Group pre-tax profit for the six months was £262m, up 12% on June 2002. Core profit, excluding the planned expenditure on our strategy, was £271m, up 8% on June 2002.

Basic earnings per share increased by 17% to 39.2p.

7.3 NET INTEREST INCOME

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets.

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m
Net interest income	373	382	375	757
Net income on operating lease assets	13	13	12	25
Net income including income on operating lease assets	386	395	387	782
Average balances:				
Interest-earning assets (IEA) (Note 3)	41,111	38,177	39,497	38,842
Financed by:				
Interest-bearing liabilities	36,073	33,802	34,712	34,261
Interest-free liabilities	5,038	4,375	4,785	4,581
Average rates:	%	%	%	%
Bank base rate	3.79	4.00	4.00	4.00
Gross yield on average IEA	4.71	4.94	4.67	4.80
Cost of interest-bearing liabilities	3.21	3.22	3.11	3.16
Interest spread	1.50	1.72	1.56	1.64
Contribution of interest-free liabilities	0.39	0.37	0.38	0.37
Net interest margin on average IEA (Notes 1&2)	1.89	2.09	1.94	2.01

(Note 1) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.85% for the six months ended 30 June 2003, 2.04% for the six months ended 30 June 2002, 1.90% for the six months ended 31 December 2002 and 1.97% for the year ended 31 December 2002.

(Note 3) Average interest-earning assets excluding operating lease assets are £40,743m for the six months ended 30 June 2003, £37,826m for the six months ended 30 June 2002, £39,126m for the six months ended 31 December 2002 and £38,481m for the year ended 31 December 2002.

Group interest income of £386m was £9m lower than June 2002. The sale of our credit card accounts resulted in a £22m reduction in net interest income. Average total interest-earning assets were 8% higher in the first half of 2003 compared to the first half of 2002.

The net interest margin in the first half of 2003 was 1.89%, compared to 1.94% in second half of 2002 and 2.09% in the first six months of 2002.

7.4 NON-INTEREST INCOME

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Fees and commissions receivable	267	264	530
Fees and commissions payable	(52)	(50)	(109)
Other operating income	53	25	77
Operating lease income	43	42	86
Total	311	281	584

Group non-interest income of £311m was 11% higher than June 2002. Fees and commissions receivable and payable remained broadly in line with 2002. Other operating income included £30m excess from the sale of credit card accounts and, in the comparable period, a £5m one-off benefit from the sale of a branch property. Excluding credit card income and the sale of the property, non-interest income increased by 10%, reflecting higher unsecured personal loans income, increased ATM income through growth in the network, and higher Commercial Banking income, partly offset by lower income from long-term investment product sales.

7.5 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Staff related expenditure	136	133	272
Post Office/A&L Cash Solutions	67	56	119
Marketing costs	29	27	54
Premises, equipment and other	87	91	176
Outsourcing costs	16	18	36
Core administrative expenses	335	325	657
Depreciation on fixed assets other than operating lease assets	18	19	34
Operating expenses	353	344	691
Non-core expenses:			
Administrative expenses:			
Strategic investment	9	17	51
Depreciation on operating lease assets	30	29	61
Total	392	390	803

Total expenses of £392m are £2m higher than June 2002, whilst operating expenses of £353m, which exclude the planned strategic investment costs and depreciation on operating lease assets, have increased by £9m over the comparable period.

We continue to target a £100m reduction in the Group's core operating costs by the end of 2003 compared to 2000, based upon 2000 business volumes and prices. We are on track to achieve the 2003 element of this, which is £50m. In the first half of 2003 we have also been successful in offsetting the additional cash market related costs. We continue to endeavour to offset these costs in the second half of 2003, and the approximate £20m of costs for 2004.

The £353m of operating expenses in the first half of 2003 include £26m of inflation related expenses, £30m of volume related expenses and £297m of core costs.

Strategic investment costs of £9m include expenditure on key customer processing systems and costs associated with the implementation of the new credit card business model.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 55.4% (June 2002: 57.0%). Excluding strategic investment costs the Group core cost:income ratio was 54.0% (June 2002: 54.3%). Including depreciation on operating lease assets, the Group cost:income ratio is 57.3% (June 2002: 58.8%), with a core Group cost:income ratio of 56.0% (June 2002: 56.3%).

7.6 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The charge for losses on bad and doubtful debts can be analysed as follows:

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Residential property mortgages	3	3	5
Other mortgages	(1)	(1)	(1)
Personal Banking (Note 1)	22	32	57
Retail Banking	24	34	61
Commercial secured and unsecured loans	3	-	2
Asset finance	2	5	6
Commercial Banking	5	5	8
Treasury & Group	1	1	1
Total	30	40	70

The closing balances of provisions were as follows:

	As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Residential property mortgages	29	24	26
Other mortgages	4	4	4
Personal Banking (Note 1)	114	110	113
Retail Banking	147	138	143
Commercial secured and unsecured loans	13	9	10
Asset finance	15	13	12
Commercial Banking	28	22	22
Treasury & Group	2	1	2
Total provisions	177	161	167
General	44	34	35
Specific	133	127	132
Total	177	161	167

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.11% (December 2002) to 0.12%, reflecting our continued prudent provisioning policy, and the economic environment. In addition to the £29m of residential provisions above, the Group has an offshore captive insurance subsidiary with available funds of £11m, and a further £12m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £52m of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards increased marginally from £113m (December 2002) to £114m. This represents 4.34% (December 2002: 4.81%) of gross balances, primarily reflecting the growth in the unsecured loan book during the period. The charge for bad and doubtful debts fell from £32m in the first half of 2002 to £22m in the first half of 2003. This was primarily due to the sale of the credit card accounts in the second half of 2002.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.3bn (June 2002: £0.9bn) and other commercial loans and smaller 'ticket' leases of £2.6bn (June 2002: £2.3bn). The total level of provision at 30 June 2003 was £28m (December 2002: £22m), representing 0.7% of gross balances, reflecting growth in the lending book over recent periods. In addition, there is a further £8m residual value provision against operating lease assets. Almost all of the £1.3bn 'big ticket' portfolio is covered by agreements with, or is guaranteed by, banks.

7.7 TAXATION

A corporation tax rate of 30% (June 2002 : 30%) has been used in preparing these results. The tax charge for the six months to 30 June 2003 of £72.1m (June 2002 : £64.2m) represents 27.5% of profit before tax (June 2002: 27.5%).

In our 2002 results announcement in February 2003 it was stated that the Group was presently in discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. This transaction subsequently resulted in reduced corporation tax paid by the Group of approximately £30m. These discussions with the Inland Revenue are progressing and whilst this matter is not yet closed, it is still our view that no additional tax liability should arise. Even if any additional liability were to arise, contractual arrangements should enable recovery from a third party.

7.8 DIVIDEND

An interim dividend of 14.3p per share is declared, up 10% on 2002. This compares to basic earnings per share of 39.2p. The directors have declared the interim dividend for 2003 after considering the core profits of the business excluding strategy costs.

7.9 SUMMARY BALANCE SHEET

The structure of the consolidated balance sheet as at 30 June 2003 is shown below in summary format:

	As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Assets			
Cash, treasury assets and loans and advances to banks	12,720	10,268	10,852
Loans and advances to customers:			
Residential mortgages including securitised advances	24,073	22,463	23,616
Less: non-recourse finance	(143)	(183)	(159)
Other secured loans	1,081	840	1,184
Unsecured consumer loans	2,433	2,175	2,136
Credit card balances	3	793	7
Other unsecured loans	578	684	517
	28,025	26,772	27,301
Net investment in finance leases and hire purchase contracts	1,889	1,529	1,591
Intangible assets	3	3	4
Tangible fixed assets	293	301	305
Operating lease assets	381	358	369
Other assets	753	624	827
Long-term assurance business attributable to shareholders	-	87	-
Long-term assurance assets attributable to policyholders	-	211	-
	44,064	40,153	41,249
Liabilities			
Deposits by banks	3,432	2,218	2,702
Customer accounts:			
Retail Banking	18,223	16,852	17,546
Commercial Banking	4,683	4,476	4,814
	22,906	21,328	22,360
Debt securities in issue	13,354	12,023	12,104
Other liabilities	1,809	1,897	1,753
Subordinated loan capital	759	610	610
Shareholders' funds	1,804	1,866	1,720
Long-term assurance liabilities attributable to policyholders	-	211	-
	44,064	40,153	41,249

Total assets increased by £2.8bn in the six month period, mainly driven by growth in treasury assets and loans and advances to banks, funded primarily by an increase in customer account deposits, issue of debt securities and higher deposits by banks.

Total lending to customers, including net investment in finance leases and hire purchase contracts and operating lease assets, increased by £1.0bn to £30.3bn over the six month period.

8. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Interest receivable :			
Interest receivable and similar income arising from debt securities	155.3	151.6	304.9
Other interest receivable and similar income	791.6	770.5	1,535.6
Interest payable	(573.7)	(539.7)	(1,083.1)
NET INTEREST INCOME	373.2	382.4	757.4
Fees and commissions receivable	266.8	264.2	530.0
Fees and commissions payable	(52.2)	(49.7)	(109.3)
Other operating income	96.6	66.7	163.1
TOTAL NON-INTEREST INCOME	311.2	281.2	583.8
OPERATING INCOME	684.4	663.6	1,341.2
Operating Expenses	(344.1)	(342.7)	(707.7)
Depreciation and amortisation:			
On fixed assets excluding operating lease assets	(18.0)	(18.6)	(33.7)
On operating lease assets	(30.2)	(29.2)	(61.6)
	(48.2)	(47.8)	(95.3)
Provisions for bad and doubtful debts	(30.1)	(39.9)	(69.9)
OPERATING PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	262.0	233.2	468.3
Tax on profit on ordinary activities	(72.1)	(64.2)	(128.0)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	189.9	169.0	340.3
Minority interests – non-equity	(0.5)	(0.3)	(0.7)
PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS OF ALLIANCE & LEICESTER PLC	189.4	168.7	339.6
Dividends	(68.1)	(64.5)	(194.4)
RETAINED PROFIT FOR THE PERIOD	121.3	104.2	145.2
Basic earnings per ordinary share	39.2p	33.5p	68.0p
Diluted earnings per ordinary share	38.9p	33.2p	67.4p
Dividends per share	14.3p	13.0p	39.9p

There were no material gains or losses other than the profit shown above.

9. CONSOLIDATED BALANCE SHEET

	As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Assets			
Cash and balances at central banks	286.7	230.5	298.1
Treasury bills and other eligible bills	203.9	333.9	239.4
Loans and advances to banks	1,678.1	921.6	813.1
Items in the course of collection from other banks	355.0	209.7	147.1
Loans and advances to customers	28,021.6	26,767.6	27,296.9
Securitised advances	145.7	186.8	163.2
Less: non-recourse finance	(142.5)	(182.5)	(159.3)
	28,024.8	26,771.9	27,300.8
Net investment in finance leases and hire purchase contracts	1,888.7	1,528.7	1,591.0
Debt securities	10,550.8	8,782.1	9,501.5
Intangible fixed assets	3.5	2.9	3.5
Tangible fixed assets	293.2	300.6	304.5
Operating lease assets	381.5	357.9	369.0
Other assets	137.5	73.3	355.0
Prepayments and accrued income	260.3	341.3	325.6
Long-term assurance business attributable to shareholders	-	86.8	-
	44,064.0	39,941.2	41,248.6
Long-term assurance assets attributable to policyholders	-	211.3	-
TOTAL ASSETS	44,064.0	40,152.5	41,248.6
Liabilities			
Deposits by banks	3,431.6	2,218.2	2,701.6
Items in the course of transmission to other banks	467.6	360.6	289.7
Customer accounts	22,906.0	21,328.2	22,360.1
Debt securities in issue	13,353.8	12,023.0	12,103.8
Other liabilities	449.9	604.2	564.1
Accruals and deferred income	686.9	749.9	715.4
Provisions for liabilities and charges	202.6	180.4	182.7
Subordinated liabilities	759.2	609.7	609.9
	42,257.6	38,074.2	39,527.3
Minority Interests – non-equity	2.0	1.1	1.5
Called up share capital	240.0	253.3	242.0
Share premium account	51.0	37.7	38.5
Capital redemption reserve	54.6	40.1	51.5
Profit and loss account	1,458.8	1,534.8	1,387.8
Shareholders' funds (equity)	1,804.4	1,865.9	1,719.8
	44,064.0	39,941.2	41,248.6
Long-term assurance liabilities to policyholders	-	211.3	-
TOTAL LIABILITIES	44,064.0	40,152.5	41,248.6

10. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Group profit attributable to the shareholders of Alliance & Leicester plc	189.4	168.7	339.6
Dividends	(68.1)	(64.5)	(194.4)
Retained profit for the financial period	121.3	104.2	145.2
New shares issued	1.1	0.2	0.3
Repurchase of share capital	(50.3)	-	(188.0)
Share premium on issue of shares under option	12.5	2.8	3.6
QUEST share issue:			
Shares issued	-	0.6	0.6
Share premium	-	9.8	9.8
Reduction in general reserve	-	(10.4)	(10.4)
	-	-	-
Net increase/(decrease) in shareholders' funds	84.6	107.2	(38.9)
Opening shareholders' funds	1,719.8	1,758.7	1,758.7
Closing shareholders' funds	1,804.4	1,865.9	1,719.8

11. CONSOLIDATED CASH FLOW STATEMENT

	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Net cash inflow from operating activities	960.0	784.1	785.5
Returns on investments and servicing of finance:			
Interest paid on loan capital	(11.5)	(11.7)	(41.8)
Taxation	(60.6)	(35.1)	(85.0)
Capital expenditure and financial investment:			
Purchase of investment securities	(3,905.4)	(3,761.4)	(7,166.8)
Sale and maturity of investment securities	3,109.4	3,233.6	6,002.9
Purchase of tangible fixed assets	(99.7)	(97.8)	(176.9)
Sale of tangible fixed assets	35.2	28.0	42.5
Net cash outflow from capital expenditure and financial investment	(860.5)	(597.6)	(1,298.3)
Acquisitions and disposals:			
Sale of credit card accounts	-	-	1,013.1
Disposal of investment in subsidiaries	53.7	55.6	126.2
Other acquisitions and disposals	-	(1.2)	(2.0)
Equity dividends paid	(130.4)	(123.5)	(188.0)
Net cash (outflow)/inflow before financing	(49.3)	70.6	309.7
Financing:			
Proceeds from issue of ordinary share capital	13.6	3.0	3.9
Repurchase of share capital	(50.3)	-	(188.0)
Issue of loan capital	150.0	-	-
Increase in cash	64.0	73.6	125.6

12 CAPITAL STRUCTURE

The Group's risk asset ratio is given in the table below:

		As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Capital:	Tier 1: statutory	1,779	1,804	1,704
	Tier 2	761	657	607
	Deductions	(35)	(81)	(35)
Total capital		2,505	2,380	2,276
Total risk weighted assets		21,185	19,738	20,034
Risk asset ratios:				
	Total capital	11.8%	12.1%	11.4%
	Tier 1: statutory	8.4%	9.1%	8.5%

The tier 1 statutory ratio has reduced from 8.5% at the end of 2002, to 8.4%.

During the first half of 2003 the Group repurchased 6.0m shares, with a total value of £50.3m.

The Group's profit ratios compared to 2002 were as follows:

	Six months ended 30.06.03 %	Six months ended 30.06.02 %	Year ended 31.12.02 %
Post-tax return on mean capital	21.7	18.8	19.5
Post-tax return on mean assets	0.9	0.9	0.8
Post-tax return on mean risk weighted assets	1.9	1.7	1.7

13. APPENDICES

APPENDIX 1 : Profit & Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Six months ended 30.06.03 £m	Personal Banking Six months ended 30.06.03 £m	Retail Banking Six months ended 30.06.03 £m	Retail Banking Six months ended 30.06.02 £m
Net interest income	186	111	297	311
Non-interest income	49	105	154	134
Total income	235	216	451	445
Operating Expenses	(104)	(101)	(205)	(205)
Bad debt provisions	(3)	(21)	(24)	(34)
Profit before tax	128	94	222	206

APPENDIX 2 : Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group		Total Group
First Half 2003							
Net interest £m	186	111	297	56	33		386
Mean interest-earning assets £m (Note 3)	25,310	5,136	30,446	5,255	24,849		41,111
Net interest margin as % mean IEA (Notes 1&2)	1.48	4.36	1.97	2.15	0.27		1.89
First Half 2002							
Net interest £m	180	131	311	52	32		395
Mean interest-earning assets £m (Note 3)	23,604	5,280	28,884	4,638	22,356		38,177
Net interest margin as % mean IEA (Notes 1&2)	1.54	5.00	2.18	2.26	0.29		2.09
Second Half 2002							
Net interest £m	189	111	300	55	32		387
Mean interest-earning assets £m (Note 3)	24,688	4,923	29,611	4,922	23,000		39,497
Net interest margin as % mean IEA (Notes 1&2)	1.52	4.48	2.01	2.19	0.28		1.94
Total Year 2002							
Net interest £m	369	242	611	107	64		782
Mean interest-earning assets £m (Note 3)	24,151	5,100	29,251	4,781	22,681		38,842
Net interest margin as % mean IEA (Notes 1&2)	1.53	4.75	2.09	2.23	0.28		2.01

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking is 1.78% for the six months ended 30 June 2003, 1.82% for the six months ended 30 June 2002, 1.88% for the six months ended 31 December 2002 and 1.85% for the year ended 31 December 2002, and for the Group is 1.85% for the six months ended 30 June 2003, 2.04% for the six months ended 30 June 2002, 1.90% for the six months ended 31 December 2002 and 1.97% for the year ended 31 December 2002.

(Note 3) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £368m for the six months ended 30 June 2003, £351m for the six months ended 30 June 2002, £371m for the six months ended 31 December 2002 and £361m for the year ended 31 December 2002.

APPENDIX 3 : Analysis of Mortgage Lending & Investments Net Interest Margin

Mortgage Lending & Investments	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m
Net interest income	186	180	189	369
Average balances:				
Interest-earning assets (IEA)	25,310	23,604	24,688	24,151
Financed by:				
Interest-bearing liabilities	24,024	22,368	23,323	22,849
Interest-free liabilities	1,286	1,236	1,365	1,302
Average rates:	%	%	%	%
Bank base rate	3.79	4.00	4.00	4.00
Gross yield on average IEA	4.63	4.86	4.81	4.83
Cost of interest-bearing liabilities	3.32	3.50	3.49	3.49
Interest spread	1.31	1.36	1.32	1.34
Contribution of interest-free liabilities	0.17	0.18	0.20	0.19
Net interest margin on average IEA	1.48	1.54	1.52	1.53

APPENDIX 4 : Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, across the whole mortgage book, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Cashbacks	12	12	26
Variable rate discounts (including Flexible rate)	114	94	199
Fixed and capped rate discounts	26	31	59
Total	152	137	284

Against bank base rate	Six months ended 30.06.03 £m	Six months ended 30.06.02 £m	Year ended 31.12.02 £m
Cashbacks	12	12	26
Variable rate discounts (including Flexible rate)	(9)	1	1
Fixed and capped rate discounts	5	3	8
Total	8	16	35

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £15m to £152m. Expressed as a discount to bank base rate, incentives fell £8m from £16m (June 2002) to £8m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The variable rate discounts have an average remaining life of 20 months (December 2002: 21 months). For fixed rate discounts, the average remaining period is 21 months (December 2002: 24 months). At the end of

June 2003 42% (December 2002: 42%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by redemption penalties.

APPENDIX 5 : Residential Mortgage Arrears

At 30 June 2003:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	2,990	0.62	98.2	0.41	4,500
10%+	812	0.17	18.0	0.07	3,644
Repossession stock	39	0.01	1.5	0.01	179
Total	3,841	0.80	117.7	0.49	8,323

At 31 December 2002:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	3,307	0.68	111.3	0.47	5,155
10%+	815	0.16	20.9	0.09	4,307
Repossession stock	49	0.01	2.0	0.01	236
Total	4,171	0.85	134.2	0.57	9,698

APPENDIX 6 : Residential lending by type of borrower (by value)

Borrower Type:	Six months ended 30.06.03 %	Six months ended 30.06.02 %	Year ended 31.12.02 %
First time buyer	11	12	13
Next time buyer	32	42	41
Remortgage	47	37	37
Further advances	10	9	9
	100	100	100

APPENDIX 7 : Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 30 June 2003 was £3,888m and is included in the following balance sheet headings:

	As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Loans and advances to banks	38	40	54
Loans and advances to customers:			
Secured loans	1050	797	929
Other unsecured loans	530	456	457
Net investment in finance leases and hire purchase contracts	1,889	1,529	1,591
Operating lease assets	381	358	369
	3,888	3,180	3,400

APPENDIX 8 : Earnings Per Share

Earnings per ordinary share of 39.2p are calculated by dividing the Group profit attributable to shareholders of £189.4m (June 2002 : £168.7m) by the weighted average number of ordinary shares in issue of 483.7m (June 2002 : 504.1m) during the period.

The diluted earnings per share is based on the total dilutive potential shares and the Group profit attributable to shareholders. The total dilutive potential shares are the ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Six months ended 30.06.03 Number m	Six months ended 30.06.02 Number m	Year ended 31.12.02 Number m
Weighted average number of ordinary shares in issue	483.7	504.1	499.4
Weighted average dilutive options outstanding	3.0	4.0	4.1
	486.7	508.1	503.5

The total number of shares in issue at 30 June 2003 was 480m.

14. OTHER INFORMATION

14.1 Business Sectors

The business sectors used for external reporting are as follows:

- Retail Banking:
  This covers the broad range of services to Retail Banking, including:
  - Mortgage Lending & Investments - which consists of the mortgage lending and retail savings operations together with related businesses such as general insurance and income from our partnership with Legal & General.
  - Personal Banking - which includes the personal current accounts, the unsecured lending subsidiary Alliance & Leicester Personal Finance, ATM operations and credit card income from our partnership with MBNA.

- Commercial Banking:
  This covers the broad range of services to Commercial Banking, including small business customers. The sector includes Alliance & Leicester Commercial Bank plc, formerly Girobank plc, the asset finance subsidiary Alliance & Leicester Commercial Finance plc, formerly Sovereign Finance plc, and Alliance & Leicester Cash Solutions.

  These businesses operate under the Alliance & Leicester Commercial Bank brand.

- Treasury & Group:
  This sector comprises Alliance & Leicester Group Treasury, the investment income generated by non-allocated capital, and the costs associated with corporate overheads which are not directly attributable to the other business units.

14.2 Forward Looking Statements

This report contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

15. NOTES TO THE INTERIM FINANCIAL INFORMATION

Basis of Preparation

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. The statutory accounts of Alliance & Leicester plc for the year ended 31 December 2002 have been filed with the Registrar of Companies for England and Wales. The Auditors have reported on those accounts; their report was unqualified and did not contain a statement under sections 237(2) or 237(3) of the Companies Act 1985.

16. SHAREHOLDER INFORMATION

Financial Calendar

Ex dividend date for interim dividend	10 September 2003
Record date for interim dividend	12 September 2003
Payment date for interim dividend	13 October 2003
Provisional date for final results to be announced	20 February 2004

Dividends

Interim dividend 2001	11.8p
Final dividend 2001	24.5p
Interim dividend 2002	13.0p
Final dividend 2002	26.9p
Interim dividend 2003	14.3p

17. INDEPENDENT REVIEW REPORT TO ALLIANCE & LEICESTER PLC

Introduction

We have been instructed by the Group to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, the consolidated balance sheet, the reconciliation of movement in shareholders' funds and the consolidated cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Group in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Group those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche
Chartered Accountants
Birmingham
24 July 2003

18. CONTACTS

Should you have any queries please contact: -

Mark Jones Senior Investor Relations Manager	Tel: 0116 200 4492
Stuart Dawkins Director of Corporate Communications	Tel: 0116 200 3088
Mark Browne Head of Financial Relations & Reporting	Tel: 0116 200 2123
Press Office	Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 25 July 2003.

A presentation of the results for analysts and investors will be given on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk). Later in the day an archive version of the presentation, slides and audio, will be available on the Alliance & Leicester corporate web site and also on the Bloomberg platform. To access the presentation on Bloomberg, enter AALI and press GO.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL. Company No: 3263713. Registered in England.

END

File No.82-4964

Review of Wholesale Banking Businesses

Completed Review

As part of the continuing implementation of the Group's strategy, Alliance & Leicester has completed a strategic review of its Wholesale Banking businesses, comprising the Commercial Banking and Treasury operations. This has identified the optimal future shape and direction for these businesses to deliver long-term shareholder value. This focus is part of the continuing process by which the Group will deliver the strategic targets it has already communicated to the market. It will continue to place a high priority on maintaining existing strong credit standards and high asset quality criteria.

Focus on Growth in Four Core Areas

The Group's Wholesale Banking businesses will focus on continued business growth in the following 'Core 4' areas:

- **Cash** - building on the Group's position as a market leader in cash handling and sales, and on our relationships with the Post Office and with Securicor.
- **Small and medium (SME) business banking** - using our established low-cost direct infrastructure to continue to offer competitive products.
- **Lending** – focusing on existing competencies in corporate and commercial asset finance in specialised sectors, and lending to relationship and other carefully targeted customers.
- **Treasury** - continuing to support the Group in delivering products and services to personal and commercial customers, and to offer the existing range of services to its own customers, including money market deposits and foreign exchange.

Other Services

In addition to the Core 4, we will continue to provide services for customers in bill payments, international payments, and merchant acquiring. These are businesses in which we see less potential for significant future profitable growth, and will be run in the most efficient way to continue to add shareholder value. For merchant acquiring this may include finding a partner to provide the service to our customers on our behalf.

Commercial Asset Finance

Within the lending area, the focus will be on continued growth in those sectors providing the best opportunities to add shareholder value, using our existing competencies and preserving the existing risk profile of the business. For commercial asset finance, this will include four sectors of specialisation: bus and coach, commercial vehicles, the public sector, and the provision of funding to providers of asset finance, principally vehicles.

We will cease writing new business in the other small ticket sectors in which we currently operate: equipment finance, plant and machinery, car contract hire and fleet management, and other general business. There will be no impact on existing customer contracts in these sectors. In total, these sectors account for around £500m of balances currently, a figure which will run down in the medium term.

Implementing the review will result in approximately 80 fewer jobs being required in the Group with immediate effect, and a similar further reduction in jobs by the end of 2004. The majority of these are associated with commercial asset finance.

Financial Impact

Implementing the review is not expected to have any material impact on the Group's financial results for 2003. For future years, the benefits of the new, focused business will form a further means by which the Group intends to achieve its existing targets. The transitional costs of implementing the review will form part of the strategic investment costs of implementing the Group's overall strategy, as previously announced.

Asset Quality Remains Strong

Asset quality in all areas of the Group remains strong, including all sectors of the Wholesale Banking businesses.

Interim Results Announcement

As already announced, the Group's interim results for the first half of 2003 will be released at 7.00am on Friday 25 July 2003.

Richard Banks, Wholesale Banking Director, commented:

"The Wholesale Banking Review has confirmed our strength in four core areas of Wholesale Banking: the cash market, small and medium (SME) business banking, specialist lending areas and Treasury. We will focus on growing and developing these areas going forward. The approach taken in the Review mirrors the focus and simplification already being successfully applied in our Retail Banking business."

For further information contact:

Mark Jones
Senior Investor Relations Manager
Tel: 0116 200 4492

Stuart Dawkins
Director of Corporate Communications
Tel: 0116 200 3088

Press Office
Tel: 0116 200 3355

This announcement contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

23 July 2003

File No.82-4964

SHARE BUY BACKS
June 2003

Alliance & Leicester PLC
30 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 June 2003 it purchased for
cancellation 770,000 of its ordinary shares at a price of 839.7173p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
27 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 June 2003 it purchased for
cancellation 150,000 of its ordinary shares at a price of 839.2841p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
20 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 June 2003 it purchased for
cancellation 160,000 of its ordinary shares at a price of 825p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
19 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 June 2003 it purchased for
cancellation 325,000 of its ordinary shares at a price of 831.3206p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
18 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 18 June 2003 it purchased for
cancellation 250,000 of its ordinary shares at a price of 839.9275p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
17 June 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 17 June 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 838.2052p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester Pre-Close Analyst Meetings

Alliance & Leicester will be holding a series of meetings with analysts ahead of the close period for the half year ended 30 June 2003. This announcement sets out the main information being provided in these meetings.

Alliance & Leicester's overall performance to date is in line with market expectations.

Progress against our strategic objectives

Our primary target is to achieve double digit percentage basic earnings per share growth in 2003 and 2004. We have achieved this target in the first quarter of 2003, with double digit growth in basic earnings per share, and are on track to achieve each of our supporting objectives:

- Income

Revenue growth on a like for like basis (note 1) in the first quarter of 2003 was on track to achieve our strategic revenue objective of delivering accelerated annual income growth in 2003, and by the end of May 2003 had increased to 5%. Our strong performance in the first five months of the year supports our view that we will achieve our target for the full year.

Total loans to customers at the end of March 2003 totalled £29.7 billion, with average interest earning assets for the first quarter of 2003 being 4% higher than the figure for the whole of 2002. The Group's net interest margin for the first quarter of 2003 averaged 1.90%, whilst the net interest margin in Mortgage Lending & Investments was 1.48% and in Personal Banking was 4.40%. The Commercial Banking net interest margin in the first quarter was 2.20%.

The Group continues to grow its non-interest income, which at the end of the first quarter 2003 was 11% higher than in the same period in 2002, including credit card income.

- Costs

We continue to target a £100m reduction in the Group's core operating costs by the end of 2003 compared to 2000, based on 2000 business volumes and prices. We are on track to deliver the 2003 element of this target, which is to reduce 2000 core costs by £50m. We continue to endeavour to make the extra savings necessary to offset the additional £20m annual cash market related costs.

In the first quarter of 2003 one-off strategic investment expenditure and the costs incurred in the implementing the new credit card business model were in line with our expectations.

- Capital

In February 2003 we announced a target of achieving a 7-7.5% tier 1 capital ratio by the end of the year. We have commenced a share buyback programme and to date have bought back 5.1m shares, totalling £42m.

- Asset quality

The Group's asset quality remains strong in each of our business sectors.

Mortgage arrears continue to improve although, as previously announced, we do not expect this to continue indefinitely. We anticipate a small mortgage loss charge in the first half of 2003, broadly similar to the first half of 2002.

Asset quality within our personal unsecured lending book remains very strong. The loss charge in the first half of 2003 in Personal Banking is expected to be slightly below the charge in the second half of 2002 reflecting the full benefit of the removal of credit card fraud and credit risk, and the quality of our current account base and unsecured lending assets.

Within Commercial Banking the loss charge in the first half of the year is expected to be similar to the same period in 2002.

Franchise Growth

All the core elements of our business experienced franchise growth during the first quarter of 2003.

The UK mortgage market continues to see significant growth as a result of a continued increase in remortgaging. Alliance & Leicester's strategy remains that of targeting profitable, high quality lending. We therefore continue to avoid lending in the high loan to value, buy to let and sub-prime sectors of the market. Our gross mortgage lending at the end of the first quarter of 2003 was £1.3bn and has since increased to £2.5bn at the end of May 2003, 19% higher than in the same period in 2002 and an estimated market share of 2.4%. We continue to take a prudent approach to our lending, with 70% of new lending having a loan to value ratio (LTV) below 75% and just 6% having a LTV over 90% in the first three months of 2003.

With the market being driven primarily by remortgaging activity, we have seen a commensurate increase in the level of redemptions in the first five months of 2003, although they still remain in line with our overall share of UK mortgage stock. This increase in redemptions has had an impact on the value of our net lending in the first five months of 2003. Net lending in the first quarter of 2003 was £70m, increasing to £252m over the five months to the end of May 2003.

Unsecured personal loan gross advances in the first quarter of 2003 were £544m, 41% higher than in the same period last year, whilst balances have increased by almost 10% to £2.3bn since the end of 2002. This growth has been achieved as a result of continuing improvements in our marketing and customer acquisition processes and not as a result of any changes to our lending criteria. Personal customer deposit balances were £0.5bn higher at the end of March 2003 than at the end of 2002, and our current account base continues to grow with sales of new current accounts in the first five months of 2003 broadly similar to the same period in 2002.

Sales of both new credit cards and life assurance policies were higher in the first quarter than in the same period in 2002. Sales of investment products have been affected by volatility in the stock market and sales in the first quarter were below the volumes seen in the first quarter of 2002. General insurance product sales in the first quarter of 2003 were in line with those in the same period in 2002.

Commercial Banking business volumes in the first quarter of 2003 saw the volume of cash handled up by 3.5%, and an increase in the number of small business current accounts compared to the same period in 2002. Commercial lending balances at the end of March 2003 were around £200m higher than at the end of 2002.

Note

1. To enable a meaningful comparison and reflect the change in our credit card business model in the second half of 2002, revenue growth for targeting purposes for 2003 will be calculated excluding credit card income. As before, we will also remove any distortion from significant property disposals. Using these definitions, income growth in 2002 was 3.9%.

Timetable and contacts

Alliance & Leicester's results for the 6 months ending 30 June 2003 will be announced on 25 July 2003.

Mark Jones	Senior Investor Relations Manager	Tel: 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel: 0116 200 2123
Press Office		Tel: 0116 200 3355
Stuart Dawkins	Director of Corporate Communications	Tel: 0116 200 3088

Further information on Alliance & Leicester can be found at www.alliance-leicester-group.co.uk

Disclaimer

This announcement contains certain forward looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

File No.82-4964

ALLIANCE & LEICESTER PLC

ANALYST AND INVESTOR SITE VISIT
CARLTON PARK, LEICESTER

Alliance & Leicester plc is today hosting a site visit for analysts and investors at its Head Office at Carlton Park, Narborough, Leicester, UK. The programme starts at 2pm and will cover aspects of the Group's Retail Banking business.

Slides used in presentations will be available on the investor relations section of the Group website – www.alliance-leicester-group.co.uk – from 5pm today.

The programme will not include any update on trading performance.

Alliance & Leicester will issue a pre-close period trading statement on 24 June 2003, prior to its close period for the six months to 30 June 2003.

Enquiries:

Mark Jones
Senior Investor Relations Manager Tel: 0116 200 4492

Stuart Dawkins
Director of Corporate Communications Tel: 0116 200 3088

3 June 2003

File No.82-4964

SHARE BUY BACKS
May 2003

Alliance & Leicester PLC
27 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 27 May 2003 it purchased for
cancellation 54,000 of its ordinary shares at a price of 819.0141p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
23 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 23 May 2003 it purchased for
cancellation 160,000 of its ordinary shares at a price of 822.9519p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
22 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 22 May 2003 it purchased for
cancellation 85,000 of its ordinary shares at a price of 823.8311p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
21 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 21 May 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 821.7598p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
20 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 20 May 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 828.8235p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
19 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 19 May 2003 it purchased for
cancellation 250,000 of its ordinary shares at a price of 826.9444p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
14 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 14 May 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 829.1227p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
13 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 13 May 2003 it purchased for
cancellation 150,000 of its ordinary shares at a price of 823.7827p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
12 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 12 May 2003 it purchased for
cancellation 200,000 of its ordinary shares at a price of 824.37p per ordinary
share from Cazenove & Co. Ltd

Alliance & Leicester PLC
12 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 9 May 2003 it purchased for
cancellation 250,000 of its ordinary shares at a price of 821.7131p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
08 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 8 May, 2003 it purchased for
cancellation 350,000 of its ordinary shares at a price of 814.79p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
07 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 7 May, 2003 it purchased for
cancellation 300,000 of its ordinary shares at a price of 827.3899p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
01 May 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 1 May, 2003 it purchased for
cancellation 450,000 of its ordinary shares at a price of 814.839p per ordinary
share from Cazenove & Co. Ltd.

Alliance & Leicester plc

2003 Annual General Meeting Results

The Board of Alliance & Leicester plc is pleased to announce that the following resolutions were passed at the Annual General Meeting of the Company on 6th May 2003:

Ordinary Resolutions

1. To receive the Directors' Report and Annual Accounts and the Auditors' Report for the financial year ended 31 December 2002;
2. To declare the final dividend;
3. To re-elect Miss F A Cairncross as a Director;
4. To re-elect Mr D J Bennett as a Director;
5. To re-elect The Hon. D. Brougham as a Director;
6. To elect Mr C S Rhodes as a Director;
7. To appoint Deloitte & Touche as auditors and to authorise the Directors to determine the remuneration of the auditors;
8. To approve the Directors' Remuneration Report for the financial year ended 31 December 2002.

Special Resolutions

9. Renewal of authority to allot relevant securities;
10. Renewal of authority to allot equity securities for cash;
11. Purchase by the Company of its own shares.

Ordinary Resolutions

12. Authority for Alliance & Leicester plc to incur political expenditure;
13. Authority for Girobank plc to make donations to incur political expenditure.

7 May 2003

AGM Statement – Continuing to deliver against our targets

The following is an extract from the report that will be presented at Alliance & Leicester plc's Annual General Meeting on 6 May 2003.

In the first three months of 2003, Alliance & Leicester has continued to make good progress.

In the first quarter of 2003 we achieved our primary objective of double digit percentage growth in basic earnings per share. We are on track to deliver against our 2003 supporting targets of delivering accelerated annual income growth (note 1) and achieving £50m of cost savings (note 2). We have commenced our 2003 share buyback programme and remain confident of achieving our tier 1 capital target (note 3).

Average interest earning assets for the first quarter were 4% higher than for the whole of 2002 and the Group net interest margin in the first quarter was 1.90%, broadly in line with the second half of 2002.

In the first quarter of 2003, we grew our mortgage, personal unsecured lending, personal customer deposit, commercial lending and treasury balances compared with the end of 2002. Retail Banking has also increased new business volumes in the first quarter of 2003 in each of our Core 4 products (mortgages, unsecured loans, current accounts and savings) compared with the same period in 2002. Commercial Banking continues to see growth in the value of cash processed, and asset quality remains strong across the Group.

A more detailed update on our performance in 2003 will be provided in our pre-close period analyst statement which will be issued week commencing 23 June.

Our 2003 Interim Results will be announced on 25 July.

Notes

As set out in our 2002 Preliminary Results Announcement in February 2003:

1. To enable a meaningful comparison and reflect the change in our credit card business model in the second half of 2002, revenue growth for targeting purposes for 2003 will be calculated excluding credit card income. As before, we will also remove any distortion from significant property disposals. Using these definitions, income growth in 2002 was 3.9%.
2. Our cost savings are compared against our 2000 core operating costs, based on 2000 business volumes and prices.
3. We are targeting a tier 1 capital ratio of between 7.0% and 7.5% by the end of 2003.

Contacts

Should you have any queries on this announcement, please contact: -

Mark Jones	Senior Investor Relations Manager	Tel. 0116 200 4492
Mark Browne	Head of Financial Relations & Reporting	Tel. 0116 200 2123
Stuart Dawkins	Director of Corporate Communications	Tel. 0116 200 3088
Press Office		Tel. 0116 200 3355

This statement is also available on the Alliance & Leicester corporate web site – www.alliance-leicester-group.co.uk

6May 2003

File No.82-4964

SHARE BUY BACKS
April 2003

Alliance & Leicester PLC
30 April 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 30 April, 2003 it purchased for cancellation 1,000,000 of its ordinary shares at a price of 827.672p per ordinary share from Cazenove & Co. Ltd.

Alliance & Leicester PLC
16 April 2003

Alliance & Leicester PLC

Repurchase of Shares

Alliance & Leicester plc announces that on 16 April, 2003 it purchased for cancellation 325,000 of its ordinary shares at a price of 832.3676p per ordinary share from Cazenove & Co. Ltd.

File No.82-4964

Annual Report 2002
Summary Annual Report 2002
Notice of Annual General Meeting 2003
Proxy Forms

Copies of the above documents have been submitted to the UK Listing Authority, and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade
Canary Wharf
London
E14 5HS

31 March 2003

File No.82-4964

NON-EQUITY ANNOUNCEMENTS 2003

Alliance & Leicester PLC
28 March 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number:	030302
Description: Rate Notes	Issue of GBP 2,480,000 Floating
Currency/ Principal Amount:	Pounds Sterling ('GBP')
Issue Price:	100.00 per cent
Specified Denomination	GBP 2,480,000
Issue Date:	28 March 2003
Maturity Date:	28 September 2008
ISIN:	XS0166150994

A copy of the above document has been submitted to the UK Listing Authority and will shortly be available for inspection at the UK Listing Authority's Document Viewing Facility, which is situated at:

Financial Services Authority
25 The North Colonnade Canary Wharf
London
E14 5HS

Tel. no. (0)20 7676 1000

(Documents will normally be available for inspection within six normal business hours of this notice being given).

Alliance & Leicester PLC
14 August 2003

Pricing Supplement

Issuer:	Aliance & Leicester plc
Series Number	03081
Description:	E300,000,000
Currency/ Principal Amount:	Euro
Issue Price:	100.054 per cent
Specified Denomination	E1,000, E10,000, E100,000
Issue Date:	12 August 2003
Maturity Date:	August 2008
ISIN:	XS0174377803

Alliance & Leicester PLC
19 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	030802
Description:	GBP 2,632,000
Currency/ Principal Amount:	Pound Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	15 August 2003
Maturity Date:	21 August 2009
ISIN:	XS0174373729

Alliance & Leicester PLC
20 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	030805
Description:	GBP 2,269,000
Currency/ Principal Amount:	Pound Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	15 August 2003
Maturity Date:	18 May 2009
ISIN:	XS0174374024

Alliance & Leicester PLC
20 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	030803
Description:	GBP 985,000
Currency/ Principal Amount:	Pound Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	15 August 2003
Maturity Date:	18 May 2009
ISIN:	XS0174917509

Alliance & Leicester PLC
20 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	030806
Description:	GBP2,50,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denomination	GBP10,000
Issue Date:	19 August 2003
Maturity Date:	February 2009
ISIN:	XS0175082535

Alliance & Leicester PLC
21 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	03084
Description:	GBP65,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	100.05 per cent
Specified Denomination	GBP1,000,000
Issue Date:	18 August 2003
Maturity Date:	18 August 2008
ISIN:	XSO174378280

Alliance & Leicester PLC
29 August 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	030807
Description:	GBP1,193,000
Currency/ Principal Amount:	GBP
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	29 August 2003
Maturity Date:	15 September 2008
ISIN:	XSO175201309

Alliance & Leicester PLC
18 September 2003

Pricing Supplement

Issuer:	Alliance and Leicester plc
Series Number	01
Description:	£250,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	100.012 per cent
Specified Denomination	£1,000
Issue Date:	18 September 2003
Maturity Date:	September 2008
ISIN:	XSO176468006

Alliance & Leicester PLC
13 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	031001
Description:	Eur250,000,000
Currency/ Principal Amount:	Eur
Issue Price:	100.05 per cent

Specified Denomination	Eur1,000
Issue Date:	3 October 2003
Maturity Date:	3 October 2005
ISIN:	XS0176209756

Alliance & Leicester PLC
14 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	031002
Description:	GBP2,227,000
Currency/ Principal Amount:	British Pounds
Issue Price:	100.00 per cent
Specified Denomination	GBP1,000
Issue Date:	3 October 2003
Maturity Date:	9 October 2009
ISIN:	XS0177077525

Alliance & Leicester PLC
15 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	1
Description:	£250,000,000
Currency/ Principal Amount:	Sterling
Issue Price:	99.623 per cent
Specified Denomination	£1,000, £10,000 and £100,000
Issue Date:	8 October 2003
Maturity Date:	28 December 2006
ISIN:	XS0177324125

Alliance & Leicester PLC
16 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester PLC
Series Number	031008
Description:	GBP 1,045,000
Currency/ Principal Amount:	Pound Sterling ('GBP')
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	17 October 2003
Maturity Date:	31 October 2008
ISIN:	XS0178383344

Alliance & Leicester PLC
16 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester PLC
Series Number	031007
Description:	GBP 938,000
Currency/ Principal Amount:	Pound Sterling ('GBP')
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	17 October 2003
Maturity Date:	20 October 2008
ISIN:	XS0178382882

Alliance & Leicester PLC
17 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester PLC
Series Number	031006
Description:	GBP 985,000
Currency/ Principal Amount:	Pound Sterling ('GBP')
Issue Price:	100.00 per cent
Specified Denomination	GBP 1,000
Issue Date:	17 October 2003
Maturity Date:	18 October 2004
ISIN:	XS0178383005

Alliance & Leicester PLC
21 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester PLC
Series Number	031010
Description:	GBP 2,750,000
Currency/ Principal Amount:	GBP
Issue Price:	100 per cent
Specified Denomination	GBP 10,000
Issue Date:	22 October 2003
Maturity Date:	April 2009
ISIN:	XS0178886684

Alliance & Leicester PLC
24 October 2003

Pricing Supplement

Issuer:	Alliance & Leicester
Series Number	031009
Description:	JPY 30,000,000,000
Currency/ Principal Amount:	Japanese Yen ('JPY')
Issue Price:	100.065 per cent
Specified Denomination	JPY 1,000,000
Issue Date:	24 October 2003
Maturity Date:	24 October 2005
ISIN	XS0178640503

Alliance & Leicester PLC
21 November 2003

Pricing Supplement

Issuer:	Alliance & Leicester plc
Series Number	031103
Description:	GBP268,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100 per cent
Specified Denominations:	GBP 1,000
Issue Date:	14 November 2003
Maturity Date:	18 May 2009
ISIN:	XS0179662431

Alliance & Leicester PLC
03 December 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031108
Description:	GBP295,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denominations:	GBP1,000
Issue Date:	28 November 2003
Maturity Date:	28 November 2008
ISIN:	XS0181374371

Alliance & Leicester PLC
03 December 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031107
Description:	EUR75,000,000

Currency/ Principal Amount:	Euro
Issue Price:	100.018 per cent
Specified Denominations:	EUR1,000, EUR10,000, EUR100,000
Issue Date:	28 November 2003
Maturity Date:	November 2013
ISIN:	XS01811136945

Alliance & Leicester PLC
05 December 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031106
Description:	GBP1,439,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denominations:	GBP1,000
Issue Date:	21 November 2003
Maturity Date:	27 November 2009
ISIN:	XS0180937749

Alliance & Leicester PLC
05 December 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031105
Description:	GBP253,000
Currency/ Principal Amount:	Pounds Sterling
Issue Price:	100.00 per cent
Specified Denominations:	GBP1,000
Issue Date:	21 November 2003
Maturity Date:	27 November 2008
ISIN:	XS0180935537

Alliance & Leicester PLC
11 December 2003

Pricing Supplement

Issuer:	Alliance & Leicester Plc
Series Number	031104
Description:	US$300,000,000
Currency/ Principal Amount:	United States Dollars
Issue Price:	99.875 per cent
Specified Denominations:	US$1,000
Issue Date:	26 November 2003
Maturity Date:	January 2009
ISIN:	XS0180721655

Alliance & Leicester PLC
16 December 2003

File No.82-4964

The 2002 Annual Report and Accounts for Alliance & Leicester plc are now available on the Company's website, www.alliance-leicester-group.co.uk.

20 March 2003

File No.82-496

ALLIANCE & LEICESTER PLC
PRELIMINARY RESULTS ANNOUNCEMENT
FOR THE YEAR ENDED 31 DECEMBER 2002

CONTENTS

1. RESULTS HIGHLIGHTS

FINANCIALS

- Pre-tax profit up 18% to £468m (2001: £396m).
- Basic earnings per share up 21% to 68.0p (2001: 56.4p).
- Total dividend up 10% to 39.9p per share (2001: 36.3p).
- Post-tax return on capital 19.5% (2001: 16.7%).

EXCELLENT PROGRESS AGAINST OUR STRATEGIC OBJECTIVES

...Exceeded our revenue target

- Group revenues up by 5.7% (like for like, excluding income from the rationalisation of properties), exceeding our target of 4%.

...Achieved our 2002 cost target

- Achieved the £20m of cost savings targeted in 2002 despite an extra £9m of costs associated with Commercial Banking's cash business.

...Improved our capital efficiency

- Undertook a £188m share buyback programme reducing our regulatory tier 1 capital to 7.6%.

...And asset quality remains strong

- 91% (December 2001: 87%) of our loans and advances to customers are secured.
- Mortgage arrears have fallen 27% since the end of 2001.
- Asset quality in our unsecured loans business is very strong.
- 87% (December 2001: 86%) of our Commercial Banking lending book is secured.
- Treasury loss charge remained unchanged at £1m.

KEY BUSINESS DEVELOPMENTS

- In August 2002 we announced a new partnership with MBNA Europe Bank Limited for the marketing and management of new and existing credit card customers. As part of the partnership, MBNA purchased Alliance & Leicester's existing credit card accounts. The transfer of operations to MBNA is progressing on schedule.
- In July 2002 we announced the extension of our partnership with Legal & General to cover life assurance products as well as long term investment products. As part of the new arrangements Legal & General also purchased our existing life company. Sales of life assurance products have increased by almost 40% compared to the same period in 2001, since the launch of the new Legal & General product range in August.
- In October 2002, under a new agreement with Securicor Cash Centres Ltd, Alliance & Leicester Cash Solutions Ltd started supplying the cash to service all Lloyds TSB branches and ATMs in England and Wales.

FRANCHISE GROWTH

- Record gross mortgage lending of £6.4bn, an estimated market share of 2.9%. Net lending of £1.8bn, an estimated market share of 2.2%.
- The value of mortgage applications through our own branch, telephone and internet channels increased by over 50%.
- In its first full year of operation, our market-leading on-line intermediary mortgage system processed around two thirds of our mortgage applications from intermediaries.
- Personal customer deposit balances up by £1.1bn to £17.5bn.
- Around 184,000 new personal current accounts opened, a 28% increase. Total account base now 1.8m.
- Unsecured personal lending profits up 34%, with no deterioration in asset quality.
- A growing Commercial Banking business: cash handling volumes up 4%, cheque handling volumes up 4%, cash sales to non-Post Office customers up 55% to over £19bn, lending balances up £0.5bn, merchant acquiring volumes up 10%, and the number of small business current accounts opened up 5%.
- Average number of products held per personal customer increased from 1.57 to 1.63.

Quote from Richard Pym, Group Chief Executive

"Our strategy is working. In 2002, we made excellent progress against our strategic objectives - hitting our cost and revenue targets, significantly improving our capital efficiency, and maintaining high credit standards. As a result we are pleased to announce a good set of financial results, with pre-tax profits up 18%."

"Our strategy of simplification and focus continues to deliver value to our shareholders, and throughout Alliance & Leicester we're offering our customers good value, straightforward products and services – as evidenced by over 1,000 'Best Buy' endorsements in the national press in 2002."

"By maintaining this focus and giving customers a genuine alternative to the traditional players, we look forward to the future with confidence."

2. GROUP CHIEF EXECUTIVE'S REVIEW

In 2002 Alliance & Leicester made excellent progress against all its strategic objectives whilst delivering a good set of results. Pre-tax profit was up 18% to £468m, and our core profit, before strategic costs, was up 8% at £519m. Earnings per share (EPS) increased by 21%, and the Board has proposed a final dividend of 26.9p per share, making a total dividend of 39.9p, an increase of 10%.

Commentators often refer to Alliance & Leicester as a low risk bank. In all the business sectors in which we lend we aim to be at the prudent end of the credit spectrum. However, lending money to customers can never be viewed as a zero risk business, and the economic environment we face in 2003 is more uncertain, with much of the world economy entering 2003 in a somewhat depressed state. Although the UK economy held up well in 2002 on the back of a strong consumer sector, and the housing market remained very strong, we will continue to be alert to economic risks in 2003 and will maintain our cautious stance. Our current planning is based on the consensus of market forecasts which currently forecast GDP growth of between 2 – 2.5% in 2003. We expect single figure increases in average house prices - although that may mask house price decreases in some localised areas.

2.1 Strategic Objectives

Our primary aim remains the maximisation of shareholder value. We have three strategic objectives to enable us to achieve this and have made excellent progress against each of these objectives in 2002:

- revenue growth in 2002 was 5.7% on a like for like basis, exceeding our target of 4%;

- we achieved our targeted cost savings of £20m;

- and we made significant progress in improving our capital efficiency by reducing our regulatory tier 1 capital ratio to 7.6%.

Over the next two years we have one new primary target, which is to deliver double digit percentage growth in basic earnings per share. This target is supported by our existing goals relating to revenue growth, costs and the management of our capital.

2.2 Customer Focus

Our vision remains that of being "the most customer focused financial services provider in the UK – bar none". We are making good progress towards that vision, and all that we do within the business is driven by our brand values. We aim to attract new potential customers by offering them a "better value" proposition, to convert potential customers into actual customers by being "simple and straightforward" to deal with, to keep customers and encourage them to buy more from us by offering "friendly and approachable" service, and by appropriate "management of the customer relationship".

We have simplified our marketing material across the Group, introducing a cost-effective, clearer and more consistent approach. Our branding emphasises the "real plus" which we can provide to the customer, reinforced by the visual 'plus' symbol within our logo. In addition, later in 2003 we intend that our Commercial Banking brands, currently marketed under the names of Girobank, Sovereign Finance and Alliance & Leicester Business Banking, will be consolidated under the name Alliance & Leicester Commercial Bank.

2.3 Retail Banking

Our Retail Banking business had an excellent year in 2002. Pre-tax profit of £432m was up 14%, income was up over 5%, costs were down 2% and asset quality remains very strong.

During 2002 we focused Retail Banking's resources on mortgages, unsecured personal loans, current accounts and savings. We refer to these four products as the "Core 4".

- **Core 4**

In the first half of the year the mortgage lending market grew significantly faster than we and many market commentators had expected. Our net lending market share in the first half of the year was 1.7%. However, the second half saw a significant improvement, with our net lending market share rising to 2.7%, giving a total for the year of 2.2%. Whilst this is below our 2002 year end market share of total UK mortgage balances of 3.5%, we achieved our goals in the markets and distribution channels that we targeted and announced at the start of 2002. The maintenance of asset quality is a key objective, and we do not operate in the higher risk sectors of the mortgage market that offer personal customers buy-to-let mortgages, sub-prime mortgages or high loan-to-value loans. These areas are estimated to have accounted for around 20% of new mortgage lending in the UK in 2002.

In 2002 profits in our unsecured personal loans business increased by 34%, firmly reversing the previous downward trend. Lending balances were maintained at around £2.1bn, with new business of £1.4bn. During 2002 we increased our emphasis on selling credit protection insurance to customers and implemented a new application processing system, which in December enabled us to start risk-based pricing.

Our Premier current account was consistently a 'best buy' for customers in 2002 and we now have more than 300,000 customers. The launch of our new internet banking system in July was very successful and we have plans to further develop this system. Much of our systems infrastructure has been redeveloped over the last three years, giving us confidence in our ability to meet future targets.

2002 was a good year for our retail deposit business with customer deposits rising by £1.1bn to £17.5bn.

Retail Banking's focus on the provision of good value products across the Core 4 has gained significant media coverage during 2002. The Core 4 products achieved over 1,000 'best buy' mentions in national newspapers, and we received a series of awards for both our mortgage products and our on-line solutions for intermediary and retail mortgage customers. By focusing our promotions on the Core 4, with simple, easy to understand advertisements, we have achieved a significant improvement in the efficiency of our marketing expenditure.

- **Partner 4**

We also sell to customers our "Partner 4" products of credit cards, investment products, life assurance and general insurance. These are provided in partnership with market leading suppliers.

During 2002 we extended our partnership arrangements, with new agreements with MBNA for credit cards and Legal & General for life assurance. Our partnerships with these leading companies enable us to offer our customers a more attractive range of credit cards and life assurance products than we could previously. We remain committed to growing our credit card business, with all cards continuing to be branded Alliance & Leicester.

- **Customer Relationships**

The development of customer relationships is a key element of our strategy. Since July 2000 we have increased the average product holding per customer from 1.50 products to 1.63 products at the end of December 2002, and are on track to achieve our 2003 year end target of 1.65 products.

2.4 Commercial Banking

2002 was a year of change within our Commercial Banking business, with pre-tax profit of £70m compared to £74m in 2001, reflecting £9m of increased costs associated with new cash market agreements.

A lot of progress has been made in developing and implementing a new business model for our cash handling business during 2002. The market for cash in the UK and the role of the Post Office in the cash cycle are changing from 2003 onwards. As a result of these forthcoming changes, the Post Office gave notice on our cash handling contract in 2001. In March 2002 we launched our new partnership with Securicor for wholesale cash handling, and we reached agreement with the Post Office for retail cash handling services.

The changes in the cash market have resulted in a number of new alliances being established, and we are very pleased that Alliance & Leicester with Securicor are providing the cash for Lloyds TSB branches and ATMs in England and Wales.

Our commercial lending activities saw continued growth, although in the current economic climate we maintain a cautious approach on credit standards.

2.5 Our Staff

I would like to thank our staff for their contribution to our success in 2002. Our market research shows that we rate highly as a 'friendly and approachable' bank. This is due to the positive attitudes of our staff, which are reinforced by training programmes and the general culture of the business. Our staff have continued to adapt to considerable change in 2002 as we make further progress in implementing our strategy.

The major emerging issue for all employers and staff is how future pensions are funded. Reduced returns on investments, longer life expectancy and additional taxes on pension funds makes the funding of future pensions more expensive.

We closed our defined benefit scheme to new members in 1998, introducing a new defined contribution scheme, and less than 50% of our current staff are members of the original defined benefit scheme. We have increased our contributions to the defined benefit scheme to the levels recommended by our Actuary. The total charge to the Group's profits in respect of pensions increased from £16.5m in 2001 to £27.5m in 2002, including £5m relating to a one-off provision for pension claims from part-time employees.

2.6 The Euro

A key political decision, which may affect us in 2003, is the possible conclusion of the debate on the adoption of the euro as the UK's currency. This is not a matter on which we express a corporate view; our role is to ensure that we will be ready if the euro is adopted and we are undertaking suitable preparatory work to reflect that possibility. Actual conversion to the euro will be a complex task which we estimate will be more expensive than dealing with the Year 2000 'millennium bug'. If the Government is given a euro mandate by the UK electorate, it is vital that the UK banks and the Government itself be given sufficient time to convert all the complex systems that constitute the UK's financial and economic backbone.

2.7 The Future

During 2002 we celebrated our 150th Anniversary. On 15th November 1852, John Henry Davies founded the Leicester Permanent Benefit Building Society. From those origins, the Group has grown both organically and via acquisitions to be a major player in UK financial services.

With so much good work put in place in 2002, and 150 years of experience behind us, we look forward to the future with confidence. But there is nothing in our attitude which is complacent, and we are mindful of the potential dangers of the economic climate. We are building a new challenger in British banking, giving customers a genuine alternative to the traditional players, and using our size to our advantage by being quicker to respond to customer needs and by being genuinely customer focused.

Richard A. Pym
Group Chief Executive

3. SUMMARY OF RESULTS

		Year ended 31.12.02	Year ended 31.12.01 (restated)
Results			
Profit before tax	£m	468.3	396.4
Profit attributable to shareholders	£m	339.6	284.1
Net interest margin (Notes 1&2)	%	2.01	2.28
Per share			
Basic earnings	p	68.0	56.4
Dividends	p	39.9	36.3
Net assets	p	355	348
Business sector profit before tax			
Retail Banking	£m	432	380
Commercial Banking	£m	70	74
Treasury & Group	£m	17	27
Strategic investment	£m	(51)	(85)
Total	£m	468	396
Performance measures			
Post-tax return on mean capital	%	19.5	16.7
Post-tax return on mean assets	%	0.8	0.8
Post-tax return on mean risk-weighted assets	%	1.7	1.6
Risk asset ratios			
Total capital	%	11.4	11.9
Tier 1 capital: statutory	%	8.5	8.8
Tier 1 capital: regulatory	%	7.6	8.3
Total Shareholder Return (Note 3)			
1 year	%	(1.8)	23.5
3 years	%	7.1	2.1

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.97% (2001: 2.23%).

(Note 3) Total Shareholder Return is defined as the movement in share price during the period, plus gross dividends, as a percentage of the opening share price.

As reported in our Interim Results Announcement, the 2001 comparative results have been restated to reflect two changes in accounting policy. These are explained in section 16.2.

4. BUSINESS REVIEW

4.1 Retail Banking Review

Retail Banking saw significant franchise growth in 2002, with revenues growing by over 5% and profits rising by 14% to £432m (2001: £380m).

Core 4

The new partnerships for the provision of life assurance and credit cards, which were implemented in the second half of the year, complete the organisational changes required to enable our own resources to be firmly focused on the sale and servicing of our Core 4 products of mortgages, unsecured loans, current accounts and savings.

2002 saw the implementation of new technology for each of the Core 4 products. We implemented a new industry standard mortgage system, a new unsecured loans application processing system and a new internet banking package for current account and savings customers. These developments have taken significant resource in terms of investment expenditure and management time over the past 2 years. In 2003 we will ensure that we exploit the operational benefits of these new systems for both our customers and shareholders.

- **Mortgages**

Against a background of record growth in the UK mortgage market and substantial increases in house prices, we have continued to focus our lending on profitable products and the highest quality assets. Gross mortgage lending during 2002 was £6.4bn, an estimated market share of 2.9%, whilst net mortgage lending was £1.8bn, an estimated market share of 2.2%.

At the beginning of 2002 we set out two goals for our mortgage lending. Firstly, to increase the amount of business sold through our own branch, telephone and internet channels. We achieved this goal with the value of applications received through these channels increasing by over 50% compared to 2001. Our second goal was to increase to 50% the proportion of mortgage intermediary business using our online mortgage intermediary system. We have exceeded our goal, with nearly two thirds of intermediary applications processed through the system in 2002, with consequential improvements in both costs and service.

In September 2002, in response to customer demand, we launched an additional form of competitive base rate tracker mortgage. This product has an early repayment fee structure which ensures that any discounts received by the customer are reclaimed in the case of early repayment. In accounting terms this product's incentive costs are amortised over its early repayment period. Our accounting policy remains to immediately write-off incentive costs as incurred on all other products, as any repayment fees are not linked to the incentives given. Sales of the new product in 2002 have not had a material impact on the Group's net interest income.

Despite the surge in remortgaging within the industry, our retention activity resulted in our share of redemptions being below our share of mortgage stock for each of 2001 and 2002. Over this period there have been significant volumes of internal transfers from one Alliance & Leicester mortgage product to another. These transfers are not included within either our gross lending or redemption figures. This volume of transfers has resulted in the proportion of mortgages on standard variable rate falling significantly since 1997. Whilst we expect a continuing reduction in the proportion of our mortgage book on standard variable rate in the future, this rate of decline is expected to slow.

Mortgage balances at 31 December 2002 were £23.5bn, an estimated 3.5% of the market.

- **Unsecured Loans**

In 2002 we focused on increasing the profitability of our unsecured lending business through a combination of increased penetration of credit protection insurance and improved marketing efficiency. This has been successful, with profits from this business increasing by 34% in 2002. Business volumes remained relatively stable in 2002 compared with 2001, with gross lending of £1.4bn and balances of £2.1bn. Our asset quality is very strong, with the bad debt charge relating to unsecured personal loans reducing by £8m in 2002.

We continue to make use of our full range of distribution channels for the sale of unsecured loans. In 2002 over 15% of applications came via the internet, and branch lending increased by more than 15% compared with 2001. During 2002 we used direct response TV advertising for personal loans for the first time, which has proved very effective.

In the final quarter of the year we implemented a new application processing system for unsecured loans. The new system enables us to price applications based on the level of risk and forms a key part of our plans for growth in this business in 2003. However the maintenance of asset quality is key to our success in this business, and we will not be taking on increased risk as a result of the new system.

- **Current Accounts**

In 2002 around 184,000 new current accounts were opened, a 28% increase compared with 2001. The account base has now grown to 1.8m accounts.

The current account is a key product in developing and retaining customer relationships. The Premier current account - with its competitive credit and debit rates of interest, unique offerings of discounts on additional products, and free travel insurance - continues to provide us with an excellent means for acquiring new customers with whom we can develop strong relationships. The average Premier current account customer currently holds 3.9 products compared to an average of 1.5 for the remainder of Retail Banking's customer base.

- **Savings**

The volatility of the stock market benefited the retail savings market in 2002. We consistently ensured that our EasySaver branch based account and Premier PhoneSave account have been 'best buy' products, which helped us to increase personal account deposit balances by over £1.1bn to £17.5bn at 31 December 2002.

Partner 4

Partner products play a key part in the generation of Retail Banking's fee income. In 2002 credit cards generated £69m of fee income whilst the other partner products generated £67m.
We do not market our partner products externally, primarily cross-selling them to existing Group customers.

- **Credit Cards**

In August 2002 we announced a new partnership with MBNA Europe Bank Limited for the marketing and management of new and existing credit card balances. As part of the partnership, MBNA purchased Alliance & Leicester's existing credit card accounts. All new and existing credit cards continue to be branded Alliance & Leicester, and the product remains a key part of our Retail Banking portfolio.

The new business model for credit cards has had a minimal impact on profits in 2002. Total income for credit cards in 2002 was £26m higher than in 2001. As we indicated in August 2002, £5m of this increase resulted from the sale of the credit card accounts to MBNA. The majority of the remaining £21m was due to higher fee income from initiatives taken in late 2001 and early 2002, and represents income earned prior to the sale to MBNA in August 2002.

MBNA have paid Alliance & Leicester an excess of £230m over the outstanding credit card balances. The excess is being recognised over the initial seven years of the partnership in accordance with the terms of the agreements and licences. The amount of the excess recognised, in line with these agreements, was £36m in 2002 and is expected to be £56m in 2003, £41m in 2004, £34m in 2005, £27m in 2006, £20m in 2007 and £16m in 2008. The excess is recognised within Personal Banking's other operating income. This, together with commission payments received, reflecting customer growth, replaces the loss of interest and fee income from the existing card base that is now owned by MBNA.

In 2002 around 118,000 credit card accounts were opened and we are planning to increase this number further in 2003 with the help of our partner MBNA. The benefits from the new partnership are already being seen with Alliance & Leicester's new credit card launched in January 2003, offering a very competitive customer proposition including an initial 0% on balance transfers.

The transfer of the account opening and servicing operations to MBNA is progressing on schedule and is due to be completed in March 2003.

- **Life Assurance**

In July 2002 we announced the extension of our partnership with Legal & General to cover life assurance products as well as long term investment products. As part of the new arrangements Legal & General also purchased our existing life company. Sales of life assurance products have increased by almost 40% compared to the same period in 2001, since the launch of the new Legal & General product range in August.

- **Long Term Investments**

Our partnership with Legal & General enabled us to offer a wider range of products during 2002 than in previous years. This enhanced product range has led to a 34% increase in the value of new investments in 2002.

- **General Insurance**

Sales of general insurance products – mainly household and mortgage payment protection – were in line with those recorded in 2001. These products are provided in partnership with market leading specialists of each product type.

In September 2002 we ceased to underwrite any new household insurance risks. The existing household insurance risks underwritten will roll-off over the next year.

Distribution

Retail Banking operates a full range of distribution channels – branch network, ATMs, telephone, internet and post. We have continued to upgrade the branch network and over 60% of our 312 branches have now been refurbished with the latest design. We have also made a number of improvements within our network of agency branches. These improvements aim to provide customers with a consistent quality of service at all points of contact. During 2002 we continued to expand our ATM network, giving customers easier access to their funds. At the end of 2002 we had an ATM network of over 2,500 machines.

Over £750m of applications for mortgages and unsecured loans were received directly from personal customers via the internet in 2002. During 2002 we also received a number of awards for our internet application systems. "ISIS", our intermediary on-line system, was voted "Best E-commerce lender" by the Legal & General mortgage club, and our overall internet services resulted in us being voted 'Best E-commerce lender' by Your Mortgage and Incisive Media.

We launched our new internet banking package for both new and existing current and savings account customers in July 2002. The new package uses middleware technology and is proving extremely successful, having already attracted over 100,000 registrations with no significant marketing of the service. We are planning to further enhance this service in 2003.

Asset Quality

Retail Banking's asset quality remains very strong and the maintenance of our credit standards remains a core objective of the Group.

We continue our prudent mortgage lending policies of not lending over 95% of the value of the property, nor lending in the buy-to-let or sub-prime segments of the market. In the South East area, where we see the greatest threat to house prices, we maintain a conservative approach to high loan-to-value (LTV) lending, including a policy of not lending over 90% LTV on properties valued over £150,000. Around 65% of our existing mortgage book is located outside the South East area, a trend which continues with new loans.

Mortgage arrears have continued to reduce from £13.2m to £9.7m over the past 12 months. Only 0.85% of total mortgages were in arrears at the end of 2002. Appendix 5 provides further details on our residential mortgage asset quality. Only 8% of new lending in 2002 had an LTV over 90% and as in the previous two years over half of our new lending had an LTV below 75%. The average LTV of new lending over the past 5 years has reduced on a year on year basis and in 2002 was 63%. We believe that the LTV ratio of new lending is the best statistic for comparison purposes. The estimated LTV of Alliance & Leicester's total mortgage book, based on house prices at 31 December 2002, was 38%.

Our unsecured lending asset quality is very strong and we continue to maintain our prudent approach to lending in this sector. Non-performing assets (loans over 30 days in arrears) comprise 5.3% of the unsecured loan book (2001: 5.9%)

4.2 Commercial Banking Review

The Commercial Banking sector pre-tax profit was £70m in 2002 (2001: £74m), including the additional £9m of costs associated with the change in the cash market business model.

Commercial Banking is focused on three areas. Each of these business sectors has seen franchise growth in 2002.

Universal Payment Bank

This business focuses on the provision of money transmission services for medium and large corporate customers.

- **Cash Business**

  Commercial Banking's cash handling business processed record cash deposits and cash sales in 2002. The value of cash processed was 4% higher at £61bn (2001: £59bn) and the value of cheques processed also increased to £25bn in 2002 (2001: £24bn). We continue to be the principal provider of cash to the Post Office.

  In October 2002 Alliance & Leicester Cash Solutions and Securicor Cash Centres started to manage all Lloyds TSB cash provisioning requirements in England and Wales. This has contributed to cash sales to non-Post Office users increasing by 55% to £19.7bn in 2002 (2001: £12.8bn).

- **Payments**

  Our merchant acquiring business continued to see growth, with the total number of transactions increasing by 10% to 313m (2001: 284m). We have seen particularly strong growth in the sale of our merchant acquiring services to small business banking customers, with transactions for these customers increasing by over 20%.

  Bill payment transactions continued to migrate from higher margin paper to lower margin electronic payment mechanisms, but the overall volume of transactions grew to 229m in the year (2001: 222m).

Lending

In the current economic climate we continue to take a cautious approach to our asset finance and commercial lending activities. Lending balances increased by £0.5bn to £3.4bn in 2002. Asset quality is strong in all sectors of the lending book. Non-performing assets (loans over 30 days in arrears) represent 0.6% of the book (2001: 0.7%). Almost all the 'big ticket' leasing book is covered by bank guarantees, and the small and medium ticket advances are performing satisfactorily.

Small Business Banking (SME)

The recommendation from the Competition Commission of price controls for other banks has removed a key differentiator, namely the payment of interest on credit balances. This has made it more difficult for us to attract new customers.

The full impact of the changes made to Small Business Banking tariffs by other banks as a result of the Competition Report have yet to be seen, most changes only being implemented in the final quarter of 2002.

Against this backdrop we remain committed to the SME market and continue to develop this business, gaining industry recognition for our range of competitive small business banking services. Alliance & Leicester Business Banking current account products came top in two out of three small business scenarios chosen by leading finance guide Business Moneyfacts. This excellent performance was achieved both before and after the implementation of new tariffs by competitor banks in response to the Competition Commission report.

In 2002 we opened around 18,000 new current accounts, an increase of 5% compared to 2001. We now have around 153,000 small business, charity and club and society customers. Overdrafts and term loans to the SME sector are only just over £10m, with no signs of deterioration in quality.

4.3 Treasury & Group Review

This division consists of the Group's Treasury operation, the earnings from the Group's excess capital and costs not apportioned to the individual business areas.

Treasury

We operate a conservatively-run Treasury function, the primary role of which is to manage the liquidity, funding and hedging requirements of the Group. Consistent focus on these objectives and favourable market conditions during 2002 have enabled strong growth in income, whilst maintaining credit standards.

A major achievement in 2002 was the successful implementation of a new Treasury system. This provides improved processing of treasury transactions, credit and risk management capabilities, and enhanced management information. A marketing programme to overseas banks and financial institutions has continued to increase the Group's profile abroad, and is successfully diversifying our funding base by sector, location and currency.

Asset quality within Treasury remains strong with 94% of exposures having a long term credit rating at or above single 'A', and we continue our policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.

Capital

During 2002 we have made significant progress in improving the efficiency of our capital base by reducing our regulatory tier 1 capital ratio from 8.3% to 7.6% through a share buyback programme. Our regulatory tier 1 capital ratio excludes 2002 retained earnings and the capital released as a result of the sale of our life company. During the second half of 2002 we bought back 22.7m shares at a total cost of £188m.

In the future we are targeting a statutory tier 1 capital ratio of between 7.0% and 7.5% (including retained earnings) and are planning to undertake a further share buyback programme in 2003. We have no current plans to raise hybrid tier 1 capital in 2003.

5. BUSINESS VOLUMES

		Year ended 31.12.02	Year ended 31.12.01
RETAIL BANKING			
Residential Mortgages			
Gross lending	£bn	6.4	6.1
Market share of gross lending		*2.9%*	*3.8%*
Net lending	£bn	1.8	2.6
Market share of net lending		*2.2%*	*4.8%*
Mortgage balances	£bn	23.5	21.7
Market share of mortgage balances		*3.5%*	*3.7%*
Savings			
Personal customer deposit balances	£bn	17.5	16.4
Current Accounts			
Total no. of accounts on file	m	1.8	1.7
New accounts opened	'000	184	144
Personal Unsecured Loans			
Gross advances	£m	1,402	1,387
Balances	£m	2,136	2,163
COMMERCIAL BANKING			
Cash Business			
Volume of cash handled	£bn	60.9	58.6
Volume of cheques handled	£bn	25.5	24.4
Sales of cash to non-Post Office customers	£bn	19.7	12.8
Payments			
Merchant acquiring transactions	m	313	284
Bill payments	m	229	222
Lending			
Balances	£bn	3.4	2.9
Small Business (SME)			
New accounts opened	'000	18	17
Small business, club and society customers	'000	153	145

6. STRATEGIC TARGETS 2003 - 2004

The Group's current strategic objectives, which were set in October 2000, contained targets covering the three years to the end of 2003. As these objectives are now close to being completed we have set out our targets for 2003 and 2004.

These targets have been set against the background of current consensus forecasts for the UK economy. Over the next two years we will have one primary target relating to earnings per share, which is supported by our existing goals for revenue growth, cost reduction, and the management of our capital. And, as in 2002, we will not lower our credit standards.

Earnings Per Share

- To deliver double digit percentage basic EPS growth in 2003 and 2004.

Our existing targets all support the achievement of this target. The revenue and cost targets remain unchanged and we are pleased to announce plans to further improve the efficiency of our capital base.

Revenue

- We will continue to target accelerating annual income growth in 2003 and 2004 on a like for like basis.

To enable a meaningful comparison, reflecting the changed business model for our credit card business, income growth for targeting purposes for 2003 will be calculated excluding credit card income in both 2002 and 2003. Similarly, for this comparison, the growth rate in 2002 will also exclude credit card income. In 2002, credit card income was £102m (2001: £76m). The growth rate in 2004 will not require such an adjustment, as the business model will not have changed either in 2003 or 2004. As before, we will also remove the distortion from any significant property disposals (2001: £12m, 2002: £5m). Using these definitions, income growth in 2002 was 3.9%.

Costs

- We continue to target a £100m reduction by the end of 2003 in the Group's core operating costs compared to 2000, based on 2000 business volumes and prices.

The 2003 element of this target remains to reduce 2000 core costs by £50m. The Group's 2004 cost base is targeted to reflect the £100m reduction against 2000 core operating costs, based on 2000 business volumes and prices. We continue to endeavour to make the extra savings necessary to offset the additional £20m annual cash market related costs, as highlighted in our interim results announcement last July.

Capital

- We will continue to improve the efficiency of our capital base in 2003 and 2004, targeting a statutory tier 1 capital ratio of between 7.0% and 7.5%.

In 2003 we plan to undertake further share buybacks to reduce our tier 1 capital towards the top end of our targeted range by the end of the year.

7. FINANCIAL REVIEW

7.1 RESULTS BY BUSINESS SECTOR

The contribution to profit by each business sector, compared to 2001 is set out below.

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Mortgage Lending & Investments (MLI)	137	128	265	276
Personal Banking	69	98	167	104
Retail Banking	206	226	432	380
Commercial Banking	36	34	70	74
Treasury & Group	8	9	17	27
Strategy	(17)	(34)	(51)	(85)
Total	233	235	468	396

Group pre-tax profit of £468m was 18% up on 2001.

7.1.1 RETAIL BANKING

		Year ended 31.12.02	Year ended 31.12.01 (restated)
Net interest income	£m	611	629
Non-interest income	£m	288	221
Total income	£m	899	850
Operating expenses	£m	(406)	(414)
Bad debt provisions	£m	(61)	(56)
Profit before tax	£m	432	380
Profit before tax:			
MLI (Note 1)	£m	265	276
Personal Banking	£m	167	104
Retail Banking	£m	432	380
Net interest margin:			
MLI	%	1.53	1.69
Personal Banking	%	4.75	5.32
Retail Banking	%	2.09	2.36
Mean interest-earning assets:			
MLI	£m	24,151	21,716
Personal Banking	£m	5,100	4,906
Retail Banking	£m	29,251	26,622
Cost:income ratio:			
MLI	%	43.4	43.1
Retail Banking	%	45.1	48.7

(Note 1) Mortgage Lending & Investments (MLI)

The restatement of the 2001 comparative results is due to a change in accounting policy for high loan-to-value mortgage fees, as explained in section 16.2.

The Retail Banking sector pre-tax profit of £432m was £52m (14%) higher than 2001. Income growth was 6% (5% excluding a £5m one-off profit on disposal of a branch property). Costs reduced by 2% over the comparable period. In addition to the £5m profit on disposal, the increase in profit was due to higher income from the sale of long-term investment products, increased current account fee income, higher unsecured personal loans fee income, and lower administrative costs, partly offset by higher loss charges due to the benefits of residential and commercial mortgage recoveries in 2001 not being repeated. Higher income from credit cards was partially offset, at Group level, by strategy costs of £19m resulting from the sale of the credit card accounts to MBNA. These strategy costs are not included in Retail Banking's results.

Net interest income
Net interest income of £611m was £18m lower than in 2001. Average interest-earning assets have increased by 10% over the comparable period whilst the sector margin has fallen by 0.27% to 2.09%. This reduction represents a 0.16% fall in interest spread and a 0.11% reduction in the contribution of interest-free liabilities due to lower interest rates.

The MLI net interest margin has fallen by 0.16% from 1.69% to 1.53%. This reflects a fall in interest spread of 0.09% primarily driven by an increase in the cost of funds relative to bank base rate, and lower earnings on interest-free liabilities of 0.07%. Further details are disclosed in Appendix 3.

The Personal Banking margin has fallen from 5.32% to 4.75%, with a reduction in interest spread of 0.44% and a 0.13% reduction in the contribution of interest-free liabilities. The reduction in interest spread was due to the sale of the credit card accounts to MBNA, a fall in personal lending margins, and the impact of the cost of paying competitive rates on our Premier current accounts. The sale of credit card accounts to MBNA resulted in lower net interest income of £11m compared to 2001, which reduced the Personal Banking net interest spread by 0.22%. Its impact on the Retail Banking interest spread was a reduction of 0.05% for the year and of 0.10% for the second half of 2002.

Retail Banking	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	611	629
Average balances:		
Interest-earning assets (IEA)	29,251	26,622
Financed by:		
Interest-bearing liabilities	26,709	24,214
Interest-free liabilities	2,542	2,408
Average rates:	%	%
Bank base rate	4.00	5.12
Gross yield on average IEA	5.38	6.55
Cost of interest-bearing liabilities	3.60	4.61
Interest spread	1.78	1.94
Contribution of interest-free liabilities	0.31	0.42
Net interest margin on average IEA	2.09	2.36

Non-interest income
Non-interest income increased by 30% to £288m and included £36m excess from the sale of credit card accounts to MBNA and a £5m one-off benefit from the sale of a branch property. Excluding these, non-interest income increased by 11%. This represents increased income from the sale of long-term investment products, unsecured personal loans insurance commission, and higher income from current accounts and ATMs.

Operating expenses
Operating expenses fell by £8m to £406m. Increased costs associated with the expansion of the ATM network of £11m, and volume related staff costs, were more than offset by significant cost reductions in line with our targets. The direct costs of operating the credit card book were £12m lower than in 2001.

The cost:income ratio of the sector improved from 48.7% (December 2001) to 45.1%.

Provisions
The charge for bad and doubtful debts increased by £5m to £61m, primarily due to the £9m benefit of residential lending and other mortgage recoveries included in 2001, not being repeated in 2002.

The arrears performance for both our mortgage and unsecured lending businesses continues to compare favourably with industry data. The value of residential mortgage arrears has fallen by 27% since December 2001, and at 31 December 2002 represented 0.04% of mortgage balances. For unsecured lending the value of loans over 30 days in arrears as a percentage of total loans was approximately 30% lower than the average for Finance and Leasing Association members, as at 31 December 2002.

Further disclosures on the number of mortgage cases in arrears are given for the first time in Appendix 5.

7.1.2 COMMERCIAL BANKING

		Year ended 31.12.02	Year ended 31.12.01
Net interest income	£m	82	81
Non-interest income	£m	296	275
Total income	£m	378	356
Operating expenses	£m	(239)	(228)
Depreciation on operating lease assets	£m	(61)	(48)
Bad debt provisions	£m	(8)	(6)
Profit before tax	£m	70	74
Net interest margin (Notes 1&2)	%	2.23	2.55
Mean interest-earning assets (Note 3)	£m	4,781	4,084
Cost:income ratio (Notes 4&5)	%	75.6	74.0

(Note 1) As mentioned in section 3, the net interest margin is calculated above, consistent with previous years, as net interest, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets, and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.85% (2001: 2.13%).

(Note 3) Included within mean interest-earning assets are operating lease assets of £361m (2001: £291m).

(Note 4) The cost:income ratio has been calculated, consistent with previous years, as operating expenses, which excludes depreciation on operating lease assets, divided by total income less depreciation on operating lease assets.

(Note 5) Including depreciation on operating lease assets, the cost:income ratio is 79.5% (2001: 77.5%).

Pre-tax profit for the Commercial Banking sector fell by 5% to £70m, reflecting additional costs associated with the cash business. Total income increased by 6% to £378m.

Net interest income
Net interest income increased to £82m with interest-earning assets increasing by 17%. The net interest margin fell to 2.23% primarily due to the lower interest rate environment.

Non-interest income
Non-interest income rose by 8% from £275m to £296m, due to higher volumes of business, predominantly asset finance operating leases, cash and cheque handling, and merchant acquiring.

Operating expenses
Operating expenses increased by £11m to £239m primarily reflecting higher costs in relation to the cash business.

Provisions
The charge for bad and doubtful debts increased from £6m to £8m, reflecting growth in recent years, mainly in the asset finance book.

7.1.3 TREASURY & GROUP

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Net interest income	64	58
Non-interest income	-	12
Total income	64	70
Operating expenses	(46)	(42)
Bad debt provisions	(1)	(1)
Profit before tax	17	27
Total mean interest-earning assets	22,681	18,698
External mean interest-earning assets	10,346	8,813

Net interest income
Net interest income in the Treasury & Group sector includes income from the Group's capital not allocated to the other business sectors. In total, net interest income increased by 10% to £64m, reflecting balance sheet growth in Treasury operations. External mean interest-earning assets have increased by 17%, reflecting increased investments in liquid assets and mortgage and other asset backed securities.

Non-interest income
Non-interest income in 2001 reflected the £12m one-off benefit arising from the rationalisation of London premises.

Operating expenses
Operating expenses increased to £46m, including a £5m provision for potential pension claims from part-time employees.

Provisions
The charge for bad and doubtful debts represents a general provision. No specific provisions are deemed necessary.

7.2 RESULTS BY PROFIT AND LOSS CATEGORY

SUMMARY PROFIT AND LOSS ACCOUNT

	Six months ended 30.6.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	382	375	757	768
Non-interest income	281	303	584	508
Total income	663	678	1,341	1,276
Core expenses:				
Administrative expenses	(325)	(332)	(657)	(647)
Depreciation on assets other than operating lease assets	(19)	(15)	(34)	(37)
Operating expenses	(344)	(347)	(691)	(684)
Non-core expenses:				
Administrative expenses:				
Strategic investment	(17)	(34)	(51)	(85)
Depreciation on operating lease assets	(29)	(32)	(61)	(48)
Bad debt provisions	(40)	(30)	(70)	(63)
Profit before tax	233	235	468	396
Taxation	(64)	(64)	(128)	(112)
Profit after tax	169	171	340	284
Basic earnings per share	33.5p	34.5p	68.0p	56.4p

The restatement of the 2001 comparative results is due to two changes in accounting policy, as explained in section 16.2.

Group pre-tax profit for the year was £468m, up 18% on 2001. Core profit, excluding the expenditure on our strategy, was £519m, up 8% on the comparable period in 2001.

Basic earnings per share increased by 21% to 68.0p.

7.3 NET INTEREST INCOME

The following table provides a detailed analysis of the net interest margin achieved on interest-earning assets.

	Six months ended 30.6.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	382	375	757	768
Net income on operating lease assets	13	12	25	23
Net income including income on operating lease assets	395	387	782	791
Average balances:				
Interest-earning assets (IEA) (Note 3)	38,177	39,497	38,842	34,669
Financed by:				
Interest-bearing liabilities	33,802	34,712	34,261	30,497
Interest-free liabilities	4,375	4,785	4,581	4,172
Average rates:	%	%	%	%
Bank base rate	4.00	4.00	4.00	5.12
Gross yield on average IEA	4.94	4.67	4.80	6.28
Cost of interest-bearing liabilities	3.22	3.11	3.16	4.55
Interest spread	1.72	1.56	1.64	1.73
Contribution of interest-free liabilities	0.37	0.38	0.37	0.55
Net interest margin on average IEA (Notes 1&2)	2.09	1.94	2.01	2.28

(Note 1) The net interest margin above is calculated, consistent with previous years, as net interest including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin is 1.97% for the year ended 31 December 2002 (2001: 2.23%), 2.04% for the six months ended 30 June 2002 and 1.90% for the six months ended 31 December 2002.

(Note 3) Average interest-earning assets excluding operating lease assets were £38,481m for the year ended 31 December 2002 (2001: £34,378m), £37,826m for the six months ended 30 June 2002 and £39,126m for the six months ended 31 December 2002.

Group interest income of £782m was £9m lower than in 2001 whilst the average total interest-earning assets were 12% higher than the previous year.

The net interest margin has fallen by 0.27% from 2.28% to 2.01%, with a reduction in the interest spread of 0.09% and a reduction in the contribution from interest-free liabilities of 0.18% compared to 2001. The fall in interest spreads is driven by reduced margins in Retail Banking and the impact of changing business mix driven by growth in lower margin treasury assets. The lower contribution from interest-free liabilities reflects lower market interest rates.

7.4 NON-INTEREST INCOME

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Fees and commissions receivable	264	266	530	498
Fees and commissions payable	(50)	(59)	(109)	(109)
Other operating income	25	52	77	48
Operating lease income	42	44	86	71
Total	281	303	584	508

Group non-interest income was £584m, 15% higher than 2001. The 2002 non-interest income included the £5m one-off benefit from the sale of a branch property. The 2001 income included a £12m one-off benefit from the rationalisation of London premises. Excluding these items, non-interest income growth was 17%, reflecting increased credit card income, higher unsecured personal loans insurance commission, increased income from long-term investment products, increased ATM income due to growth in the network, and higher commercial and asset finance income.

7.5 ADMINISTRATIVE EXPENSES AND DEPRECIATION

	Six months ended 30.06.02 £m	Six months ended 31.12.02 £m	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Staff related expenditure	133	139	272	253
Post Office/A&L Cash Solutions	56	63	119	109
Marketing costs	27	27	54	75
Premises, equipment and other	91	85	176	170
Outsourcing costs	18	18	36	40
Core administrative expenses	325	332	657	647
Depreciation on fixed assets other than operating lease assets	19	15	34	37
Operating expenses	344	347	691	684
Non-core expenses:				
Administrative expenses:				
Strategic investment	17	34	51	85
Depreciation on operating lease assets	29	32	61	48
Total	390	413	803	817

Total expenses of £803m have fallen by £14m compared to 2001, whilst operating expenses of £691m, which exclude the planned strategic investment costs and depreciation on operating lease assets, have increased by £7m over the comparable period.

Staff related expenditure increased by 8% as a result of growing business volumes, higher bonuses to customer facing staff, increased pension costs and a £5m provision for potential pension claims from part-time employees.

As stated in our 2001 results announcement, for 2002 we planned ATM costs of £10m, cost savings from the implementation of our strategy of £20m, as well as inflation and volume related increases, compared to our core cost base of £650m in 2000.

The £691m of operating expenses in 2002 included £33m of inflation related expenses, £39m of volume related expenses and £11m of actual ATM related expenses compared to the core cost base in 2000. The remaining £608m of core costs, compared to £650m in 2000, reflects £9m of increased costs associated with the new cash market agreements and £12m of credit card operating cost savings. This demonstrates that we have more than delivered our targeted saving of £20m in the year as a whole.

Strategic investment costs included expenditure on key customer processing systems. In addition, £19m was incurred relating to the implementation of the new business model for our credit card business.

Our current strategic investment programme is expected to be complete at the end of 2003, and planned total expenditure on the programme remains unchanged. Our one-off strategic investment expenditure in 2003 will be around £26m, reflecting the £23m originally signalled (including £11m of costs associated with the implementation of the new credit card business model), and £3m of expenditure originally planned in 2002 which will now take place in 2003.

The Group cost:income ratio, excluding depreciation on operating lease assets, was 58.0% (2001: 62.6%). Excluding strategic investment costs the Group core cost:income ratio was 54.0% (2001: 55.7%). Including depreciation on operating lease assets, the Group cost:income ratio was 59.9% (2001: 64.0%), with a core Group cost:income ratio of 56.1% (2001: 57.3%).

7.6 PROVISIONS FOR BAD AND DOUBTFUL DEBTS

The charge for losses on bad and doubtful debts can be analysed as follows:

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Residential property mortgages	5	(4)
Other mortgages	(1)	(5)
Personal Banking (Note 1)	57	65
Retail Banking	61	56
Commercial secured and unsecured loans	2	2
Asset finance	6	4
Commercial Banking	8	6
Treasury & Group	1	1
Total	70	63

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

The loss charge for the Group in the second half of 2002 was £30m, £10m lower than the first half of 2002. The total charge for credit cards in 2002 was £18m, of which £3m represented a further provision against the £31m of credit card balances retained following the transfer to MBNA. Total provisions against these balances were £24m at 31 December 2002.

The closing balances of provisions were as follows:

	As at 31.12.02 £m	As at 31.12.01 £m
Residential property mortgages	26	21
Other mortgages	4	5
Personal Banking (Note 1)	113	112
Retail Banking	143	138
Commercial secured and unsecured loans	10	9
Asset finance	12	11
Commercial Banking	22	20
Treasury & Group	2	1
Total provisions	167	159
General	35	34
Specific	132	125
Total	167	159

(Note 1) Personal Banking comprises unsecured loans, current accounts and credit cards

For residential lending, the ratio of closing provisions to gross loans and advances increased slightly from 0.10% to 0.11%, reflecting our continued prudent provisioning policy, and the economic environment. In addition to the £26m of residential provisions above, the Group has an offshore captive insurance subsidiary with available funds of £14m, and a further £11m of high percentage loan fees held on balance sheet. These funds are deducted from 'Loans and advances to customers' in the Group balance sheet. Together this pool provides £51m of cover within the Group for losses in the residential mortgage book. Further cover is provided through insurance of risk with external insurers.

The provision for unsecured loans, current accounts and credit cards increased marginally from £112m to £113m. This represents 4.81% (December 2001: 3.51%) of gross balances, reflecting the retention of credit card accounts that were subject to debt and fraud recovery processes when the rest of the accounts were transferred to MBNA.

The Commercial Banking lending book is split between 'big ticket' structured finance transactions of £1.0bn (December 2001 : £0.9bn) and other commercial loans and smaller 'ticket' leases of £2.4bn (December 2001 : £2.0bn). The total level of provision at 31 December 2002 was £22m (December 2001 : £20m), representing 0.6% of gross balances, a similar level to 2001. In addition, there is a further £8m residual value provision against operating leases. Almost all of the £1.0bn 'big ticket' portfolio is covered by agreements with, or guaranteed by banks.

7.7 PENSIONS

The total charge to the Group's profits in respect of pensions increased from £16.5m in 2001 to £27.5m in 2002, including £5m relating to a one-off provision for pension claims from part-time employees and £2m for post retirement medical benefits. Under FRS17, at 31 December 2002 the net retirement benefits liability was £223m, as explained further in Appendix 9.

7.8 TAXATION

A corporation tax rate of 30% (2001: 30%) has been used in preparing these results. The tax charge for the year of £128.0m (2001: £112.0m) represented 27.3% of profit before tax (2001: 28.3%). The Group expects that it will maintain a tax charge below the statutory rate as it will continue to carry out its commercial activities and structure its business in a tax efficient manner.

The Group is presently in discussions with the Inland Revenue regarding the utilisation of certain tax allowances in respect of one specific transaction undertaken by its leasing operation in 1997. This transaction subsequently resulted in reduced corporation tax paid by the Group of approximately £30m. The Group has taken legal advice and does not believe that any additional tax liability should arise from these discussions. However, if any additional liability were to arise, there are indemnities and legal rights, which should enable recoveries from third parties. Therefore no provision is necessary, however disclosure of this issue in this preliminary results announcement is considered to be best practice and appropriate under UK GAAP.

7.9 DIVIDENDS

A final dividend of 26.9p per share is proposed, giving a total dividend of 39.9p for the year, up 10% on 2001. This compares to basic earnings per share of 68.0p. The directors have proposed the dividend for 2002 after considering the core profits of the business, excluding strategy costs.

7.10 SUMMARY BALANCE SHEET

The structure of the consolidated balance sheet as at 31 December 2002 is shown below in summary format:

	As at 31.12.02 £m	As at 31.12.01 (restated) £m
Assets		
Cash, treasury assets and loans and advances to banks	10,852	10,429
Loans and advances to customers:		
Residential mortgages including securitised advances	23,616	21,915
Less: non-recourse finance	(159)	(200)
Other secured loans	1,184	697
Unsecured consumer loans	2,136	2,163
Credit card balances	7	841
Other unsecured loans	517	453
	27,301	25,869
Net investment in finance leases and hire purchase contracts	1,591	1,513
Intangible assets	4	3
Tangible fixed assets	305	302
Operating lease assets	369	340
Other assets	827	672
Long-term assurance business attributable to shareholders	-	83
Long-term assurance assets attributable to policyholders	-	230
	41,249	39,441
Liabilities		
Customer accounts:		
Retail Banking	17,546	16,441
Commercial Banking	4,814	5,659
	22,360	22,100
Deposits by banks	2,702	1,991
Debt securities in issue	12,104	11,054
Other liabilities	1,753	1,697
Subordinated loan capital	610	610
Shareholders' funds	1,720	1,759
Long-term assurance liabilities attributable to policyholders	-	230
	41,249	39,441

The restatements to the balance sheet at 31 December 2001 are explained in section 16.2.

Total assets increased by £1.8bn in the year, reflecting a net increase in loans and advances to customers of £1.4bn, and an increase of £0.4bn in treasury assets and loans and advances to banks. The increase in total assets was mainly funded by the issue of debt securities and higher deposits by banks.

8. CONSOLIDATED PROFIT AND LOSS ACCOUNT

	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Interest receivable :		
Interest receivable and similar income arising from debt securities	304.9	389.7
Other interest receivable and similar income	1,535.6	1,764.3
Interest payable	(1,083.1)	(1,386.2)
NET INTEREST INCOME	757.4	767.8
Fees and commissions receivable	530.0	497.7
Fees and commissions payable	(109.3)	(109.4)
Other operating income	163.1	119.8
TOTAL NON-INTEREST INCOME	583.8	508.1
OPERATING INCOME	1,341.2	1,275.9
Administrative expenses	(707.7)	(731.2)
Depreciation and amortisation:		
On fixed assets excluding operating lease assets	(33.7)	(36.9)
On operating lease assets	(61.6)	(48.0)
	(95.3)	(84.9)
Provisions for bad and doubtful debts	(69.9)	(63.4)
OPERATING PROFIT ON ORDINARY ACTIVITIES BEFORE TAX	468.3	396.4
Tax on profit on ordinary activities	(128.0)	(112.0)
PROFIT ON ORDINARY ACTIVITIES AFTER TAX	340.3	284.4
Minority interests – non-equity	(0.7)	(0.3)
PROFIT ATTRIBUTABLE TO THE SHAREHOLDERS OF ALLIANCE & LEICESTER PLC	339.6	284.1
Dividends	(194.4)	(182.5)
RETAINED PROFIT FOR THE YEAR	145.2	101.6
Basic earnings per ordinary share	68.0p	56.4p
Diluted earnings per ordinary share	67.4p	56.0p
Dividends per share	39.9p	36.3p

The 2001 comparative results have been restated to reflect two changes in accounting policy. Further details are given in section 16.2.

9. CONSOLIDATED BALANCE SHEET

	As at 31.12.02 £m	As at 31.12.01 (restated) £m
Assets		
Cash and balances at central banks	298.1	219.1
Treasury bills and other eligible bills	239.4	279.6
Loans and advances to banks	813.1	1,719.8
Items in the course of collection from other banks	147.1	171.5
Loans and advances to customers	27,296.9	25,863.9
Securitised assets	163.2	204.5
Less: non-recourse finance	(159.3)	(199.6)
	27,300.8	25,868.8
Net investment in finance leases and hire purchase contracts	1,591.0	1,512.8
Debt securities	9,501.5	8,210.5
Intangible fixed assets	3.5	2.8
Tangible fixed assets	304.5	302.0
Operating lease assets	369.0	340.3
Other assets	355.0	219.2
Prepayments and accrued income	325.6	281.0
Long-term assurance business attributable to shareholders	-	82.8
	41,248.6	39,210.2
Long-term assurance assets attributable to policyholders	-	230.3
TOTAL ASSETS	41,248.6	39,440.5
Liabilities		
Deposits by banks	2,701.6	1,991.2
Items in the course of transmission to other banks	289.7	231.0
Customer accounts	22,360.1	22,099.8
Debt securities in issue	12,103.8	11,053.9
Other liabilities	564.1	548.4
Accruals and deferred income	715.4	735.5
Provisions for liabilities and charges	182.7	181.4
Subordinated liabilities	609.9	609.5
	39,527.3	37,450.7
Minority Interests – non-equity	1.5	0.8
Called up share capital	242.0	252.5
Share premium account	38.5	25.1
Capital redemption reserve	51.5	40.1
Profit and loss account	1,387.8	1,441.0
Shareholders' funds (equity)	1,719.8	1,758.7
	41,248.6	39,210.2
Long-term assurance liabilities to policyholders	-	230.3
TOTAL LIABILITIES	41,248.6	39,440.5

The restatements to the balance sheet at 31 December 2001 are explained in section 16.2.

10. CONSOLIDATED STATEMENT OF TOTAL RECOGNISED GAINS AND LOSSES

	2002 £m	2001 (restated) £m
Group profit attributable to the shareholders of Alliance & Leicester plc	339.6	284.1
Prior year adjustment: adoption of FRS 19		
Prior to 1 January 2001	(3.0)	-
Year ended 31 December 2001	(2.9)	-
	(5.9)	-
Total recognised gains & losses relating to the year	333.7	284.1

11. RECONCILIATION OF MOVEMENTS IN SHAREHOLDERS' FUNDS

	2002 £m	2001 (restated) £m
Group profit attributable to the shareholders of Alliance & Leicester plc	339.6	284.1
Dividends	(194.4)	(182.5)
Retained profit for the financial year	145.2	101.6
New shares issued	0.3	0.3
Repurchase of share capital	(188.0)	-
Share premium on issue of shares under option	3.6	3.2
QUEST share issue:		
Shares issued	0.6	-
Share premium	9.8	-
Reduction in general reserve	(10.4)	-
	-	-
Net (decrease)/increase in shareholders' funds	(38.9)	105.1
Opening shareholders' funds:		
As previously reported	1,764.6	1,656.6
Prior period adjustment re adoption of FRS 19	(5.9)	(3.0)
As restated	1,758.7	1,653.6
Closing shareholders' funds	1,719.8	1,758.7

12. CONSOLIDATED CASH FLOW STATEMENT

	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Net cash inflow from operating activities	785.5	1,368.9
Returns on investments and servicing of finance:		
Interest paid on loan capital	(41.8)	(36.3)
Taxation	(85.0)	(63.5)
Capital expenditure and financial investment:		
Purchase of investment securities	(7,166.8)	(8,645.5)
Sale and maturity of investment securities	6,002.9	7,665.3
Purchase of tangible fixed assets	(176.9)	(221.9)
Sale of tangible fixed assets	42.5	86.3
Net cash outflow from capital expenditure and financial investment	(1,298.3)	(1,115.8)
Acquisitions and disposals:		
Sale of credit card accounts	1,013.1	-
Disposal of investment in subsidiaries	126.2	-
Other acquisitions and disposals	(2.0)	(0.3)
Equity dividends paid	(188.0)	(171.8)
Net cash inflow/(outflow) before financing	309.7	(18.8)
Financing:		
Proceeds from issue of ordinary share capital	3.9	3.5
Repurchase of share capital	(188.0)	-
Issue of loan capital	-	150.0
Increase in minority interests	-	0.5
Increase in cash	125.6	135.2

13. CAPITAL STRUCTURE

The Group's risk asset ratio is given in the table below:

		As at 31.12.02 £m	As at 31.12.01 (restated) £m
Capital:	Tier 1: statutory	1,704	1,710
	Tier 2	607	667
	Deductions	(35)	(82)
Total capital		2,276	2,295
Total risk weighted assets		20,034	19,357
Risk asset ratios:			
	Total capital	11.4%	11.9%
	Tier 1: statutory	8.5%	8.8%
	Tier 1: regulatory	7.6%	8.3%

The tier 1 statutory ratio has reduced from 8.8% to 8.5%

During the second half of 2002 the Group repurchased and cancelled 22.7m shares, with a total value of £188m.

The Group's profit ratios compared to 2001 were as follows:

	Year ended 31.12.02 %	Year ended 31.12.01 (restated) %
Post-tax return on mean capital	19.5	16.7
Post-tax return on mean assets	0.8	0.8
Post-tax return on mean risk weighted assets	1.7	1.6

14. APPENDICES

APPENDIX 1 : Profit and Loss Account for Retail Banking Sector

	Mortgage Lending & Investments Year ended 31.12.02 £m	Personal Banking Year ended 31.12.02 £m	Retail Banking Year ended 31.12.02 £m	Retail Banking Year ended 31.12.01 (restated) £m
Net interest income	369	242	611	629
Non-interest income	107	181	288	221
Total income	476	423	899	850
Administrative expenses	(207)	(199)	(406)	(414)
Bad debt provisions	(4)	(57)	(61)	(56)
Profit before tax	265	167	432	380

APPENDIX 2 : Net Interest Margins

The following table includes income and balances from operating lease assets.

	Mortgage Lending & Investments	Personal Banking	Retail Banking	Commercial Banking	Treasury & Group	Total Group
2002						
Net interest £m	369	242	611	107	64	782
Mean interest-earning assets £m (Note 3)	24,151	5,100	29,251	4,781	22,681	38,842
Net interest margin as % mean IEA (Notes 1&2)	1.53	4.75	2.09	2.23	0.28	2.01
2001						
Net interest £m	368	261	629	104	58	791
Mean interest-earning assets £m (Note 3)	21,716	4,906	26,622	4,084	18,698	34,669
Net interest margin as % mean IEA (Notes 1&2)	1.69	5.32	2.36	2.55	0.31	2.28

(Note 1) The net interest margin is calculated above, consistent with previous years, as net interest income, including net income from operating lease assets, divided by average interest-earning assets including operating lease assets.

(Note 2) Excluding net income from operating lease assets and excluding operating lease assets from average interest-earning assets, the net interest margin for Commercial Banking and the Group is 1.85% (2001: 2.13%) and 1.97% (2001: 2.23%) respectively.

(Note 3) Included within Commercial Banking and Total Group mean interest-earning assets are operating lease assets of £361m (2001: £291m).

APPENDIX 3 : Analysis of Mortgage Lending & Investments Net Interest Margin

Mortgage Lending & Investments	Year ended 31.12.02 £m	Year ended 31.12.01 (restated) £m
Net interest income	369	368
Average balances:		
Interest-earning assets (IEA)	24,151	21,716
Financed by:		
Interest-bearing liabilities	22,849	20,473
Interest-free liabilities	1,302	1,243
Average rates:	%	%
Bank base rate	4.00	5.12
Gross yield on average IEA	4.83	5.98
Cost of interest-bearing liabilities	3.49	4.55
Interest spread	1.34	1.43
Contribution of interest-free liabilities	0.19	0.26
Net interest margin on average IEA	1.53	1.69

APPENDIX 4 : Mortgage Incentives

The tables below show the analysis of mortgage incentive costs, calculated as both a discount to the appropriate headline mortgage rate, and bank base rate, charged to the profit and loss account:

Against headline mortgage rate	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Cash incentives	26	31
Variable rate discounts (including flexible rate)	199	169
Fixed and capped rate discounts	59	73
Total	284	273

Against bank base rate	Year ended 31.12.02 £m	Year ended 31.12.01 £m
Cash incentives	26	31
Variable rate discounts (including flexible rate)	1	15
Fixed and capped rate discounts	8	10
Total	35	56

Mortgage incentive costs, as a discount to the appropriate headline mortgage rate, increased by £11m to £284m. Expressed as a discount to bank base rate, incentives fell £21m from £56m (December 2001) to £35m. The cost of discounts relative to bank base rate provides a close proxy to the actual cost of discounts which impact the profit and loss account.

The variable rate discounts have an average remaining life of 21 months (December 2001: 23 months). For fixed rate discounts, the average remaining period was 24 months (December 2001: 16 months). At the end of December 2002 42% (December 2001: 54%) of balances on individual mortgage accounts, including fixed and variable rate mortgages, were covered by redemption penalties.

APPENDIX 5 : Residential Mortgage Arrears

At 31 December 2002:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	3,307	0.68	111.3	0.47	5,155
10%+	815	0.16	20.9	0.09	4,307
Repossession stock	49	0.01	2.0	0.01	236
Total	4,171	0.85	134.2	0.57	9,698

At 31 December 2001:

Arrears as a % of mortgage balance	No. of cases in arrears	No. of cases in arrears as % of total mortgages	Book value of mortgages in arrears £m	Book value of mortgages in arrears as % of total book	Value of arrears £'000
2.5 – 10%	4,255	0.85	150.8	0.69	7,171
10%+	935	0.19	27.9	0.13	5,433
Repossession stock	144	0.03	5.6	0.02	634
Total	5,334	1.07	184.3	0.84	13,238

The above additional disclosures have been given for the first time in this announcement in response to requests for further information.

APPENDIX 6 :
Residential Lending by Type of Borrower (by value)

Borrower Type:	Year ended 31.12.02 %	Year ended 31.12.01 %
First time buyer	14	17
Next time buyer	45	43
Remortgage	41	40
	100	100

APPENDIX 7 : Commercial Lending Book

The total commercial lending book, net of provisions and intercompany lending, as at 31 December 2002 was £3,400m and is included in the following balance sheet headings:

	As at 31.12.02 £m	As at 31.12.01 £m
Loans and advances to banks	54	54
Loans and advances to customers:		
Secured loans	929	598
Other unsecured loans	457	395
Net investment in finance leases and hire purchase contracts	1,591	1,513
Operating lease assets	369	340
	3,400	2,900

APPENDIX 8 : Earnings Per Share

Earnings per ordinary share of 68.0p (2001: 56.4p) are calculated by dividing the Group profit attributable to shareholders of £339.6m (2001: £284.1m) by the weighted average number of ordinary shares in issue and ranking for dividend of 499.4m (2001: 503.6m) during the year.

The diluted earnings per share is based on the total dilutive potential shares and the Group profit attributable to shareholders. The total dilutive potential shares are the ordinary shares together with all dilutive financial instruments or rights that may entitle the holder to ordinary shares.

	Year ended 31.12.02 Number m	Year ended 31.12.01 Number m
Weighted average number of ordinary shares in issue	499.4	503.6
Weighted average dilutive options outstanding	4.1	3.7
	503.5	507.3

The total number of shares in issue at 31 December 2002 was 484m.

APPENDIX 9 : Pensions

Full disclosure of pension liabilities will be given in the 2002 Annual Report & Accounts. A summary is given below.

(a) SSAP 24 disclosures
The Alliance & Leicester Pension Scheme comprises funded defined benefit sections which became closed to new entrants on 31 March 1998. New employees joining the Group on or after 1 April 1998 were eligible to join a defined contribution section of the Scheme.

An independent actuarial valuation was undertaken as at 31 March 2002. At this date, the market value of scheme assets was £728m, sufficient to cover 92% of the liabilities of the Scheme.

The charge to the profit and loss account was £21m in 2002.

(b) FRS 17 disclosures
The Group continues to follow the transitional arrangements of FRS 17 'Retirement Benefits'.

If FRS 17 had been fully adopted, the charge to the profit and loss account would have been £18m, £3m lower than under SSAP 24.

The table below sets out the balance sheet position under FRS 17:

	Value at 31 December 2002 £m	Value at 31 December 2001 £m
Equities	372.1	527.2
Bonds	251.5	179.5
Net current assets	4.2	3.1
Total market value of assets	627.8	709.8
Present value of scheme liabilities	(924.3)	(768.9)
Deficit in scheme	(296.5)	(59.1)
Post-retirement medical benefits liability	(22.0)	(20.2)
Total retirement benefits liability	(318.5)	(79.3)
Related deferred tax asset	95.6	23.8
Net retirement benefits liability	(222.9)	(55.5)

After adjusting for existing balance sheet items under SSAP 24, the adoption of FRS 17 would reduce the Group's net assets by £222.4m at 31 December 2002 (December 2001: £57.8m).

15. OTHER INFORMATION

15.1 Business Sectors

The business sectors used for external reporting are as follows:

- Retail Banking:
  This covers the broad range of services to personal customers, including:
  - Mortgage Lending & Investments - which consists of the mortgage lending and retail savings operations together with related businesses such as general insurance, life assurance and income from our partnership with Legal & General.
  - Personal Banking - which includes personal current accounts, the unsecured lending subsidiary Alliance & Leicester Personal Finance, ATM operations, credit cards and income from our partnership with MBNA.

- Commercial Banking:
  This covers the broad range of services to commercial customers, including small business customers.
  The sector includes Girobank and the asset finance subsidiary Sovereign Finance.

- Treasury & Group:
  This sector comprises the Group's Treasury operations, the investment income generated by non-allocated capital and the costs associated with corporate overheads which are not directly attributable to the other business units.

15.2 Forward Looking Statements

This report contains certain forward-looking statements with respect to the financial condition, results of operations, and businesses of the Alliance & Leicester Group. These statements and forecasts involve risk and uncertainty because they relate to events and depend upon circumstances that will occur in the future. There are a number of factors which could cause actual results or developments to differ materially from those expressed or implied by these forward looking statements and forecasts. The statements have been made with reference to forecast price changes, economic conditions and the current regulatory environment. Nothing in this announcement should be construed as a profit forecast.

16. NOTES TO THE PRELIMINARY FINANCIAL INFORMATION

16.1 Basis of Preparation

The information in this announcement does not constitute statutory accounts within the meaning of Section 240 of the Companies Act 1985. It includes abridged details from the statutory accounts for the year ended 31 December 2002 which have been reported on by the auditors and will be filed with the Registrar of Companies for England and Wales. The report of the auditors was unqualified and did not contain a statement under Sections 237(2) and (3) of the Companies Act 1985.

16.2 Changes in Accounting Policy and Presentation

There are two changes in accounting policy compared to the 2001 full year results:

(i) The Group has adopted FRS 19 "Deferred Tax". Previously, deferred tax was provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is provided on all timing differences which have not reversed by the balance sheet date, apart from certain exceptions detailed in FRS 19. The impact of adopting FRS 19 has been to increase the tax charge for the year ended 31.12.01 by £2.9m. 'Provisions for liabilities and charges' have increased by £5.9m at 31 December 2001.

(ii) In previous results, fees earned from high loan-to-value mortgages were reported within 'Other operating income' and 'Fees and commissions receivable'. The Group has now adopted the ICAEW guidance "Tech 20/01: Mortgage Lenders – Accounting for Self Insurance of Loan Risk". As a result, for the year ended 31.12.01, £3.5m of income previously reported within 'Fees and commissions receivable' is now included in 'Other interest receivable and similar income', and £9.7m of income previously reported within 'Other operating income' is now included in 'Other interest receivable and similar income'. At 31 December 2001, £36.1m included in 'Accruals and deferred income' on the balance sheet is now shown as a deduction from 'Loans and advances to customers'.

The impact of these two changes on the profit and loss account for 2002 was similar to that of the comparable period for 2001.

In addition there are two changes to the presentation of the Balance Sheet:

(i) 'Net investment in finance leases and hire purchase contracts' is shown as a separate balance sheet category. Previously this was included within 'Loans and advances to customers'.

(ii) 'Operating lease assets' are shown as a separate balance sheet category. Previously they were included within 'Tangible fixed assets'.

17. SHAREHOLDER INFORMATION

Financial Calendar

Ex dividend date for final dividend	9 April 2003
Record date for final dividend	11 April 2003
Annual General Meeting	6 May 2003
Payment date for final dividend	12 May 2003
Provisional date for interim results to be announced	25 July 2003
Provisional ex dividend date for interim dividend	10 September 2003
Provisional record date for interim dividend	12 September 2003
Provisional payment date for interim dividend	13 October 2003

Dividends

Interim dividend 2001	11.8p
Final dividend 2001	24.5p
Interim dividend 2002	13.0p
Final dividend 2002	26.9p

18. CONTACTS

Should you have any queries please contact: -

Mark Jones Senior Investor Relations Manager	Tel: 0116 200 4492
Stuart Dawkins Director of Corporate Communications	Tel: 0116 200 3088
Mark Browne Head of Financial Relations & Reporting	Tel: 0116 200 2123
Press Office	Tel: 0116 200 3355

This report is also available on the Alliance & Leicester corporate web site (www.alliance-leicester-group.co.uk) from 7.00 am on 21 February 2003.

A presentation of the results for analysts and investors will be given by the Directors on the morning of the results announcement. A live audiocast with synchronised slides of this event will be available from 9.30 am on the Group's corporate web site (www.alliance-leicester-group.co.uk) and also via www.cantos.com.

A video interview with Richard Pym and David Bennett discussing their views on the Group's results and recent strategic developments will also be available from 7.00 am on 21 February 2003 at either www.alliance-leicester-group.co.uk or www.cantos.com.

Alliance & Leicester plc. Registered Office: Carlton Park, Narborough, Leicester LE19 0AL. Company No: 3263713. Registered in England.

END

Notice of Annual General Meeting 2005

File No.82-4964

Alliance Leicester

The Chairman

Notice of Annual General Meeting

Explanatory notes on the resolutions

Appendix to the Notice of Meeting

Directors standing for election

Notes to the Notice of Meeting and how to vote

This booklet provides information about the next Annual General Meeting of Alliance & Leicester plc which will be held at the Company's offices at Carlton Park, Narborough, Leicester on 3 May 2005 at 7.00pm (the 'Meeting').

Please read it straight away. If you have any doubt about the action that you should take contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your shares in Alliance & Leicester plc please pass this document and the accompanying proxy card to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

For security reasons, shareholders attending the Meeting may be searched and asked to leave mobile telephones and other personal effects with security staff for the duration of the Meeting.

[illegible]ated near the village of Narborough 2 miles [illegible] M69 Junction (Junction 21 on the M1). From Junction 21, follow the A5460 signposted to Leicester. At the first roundabout (with Fosse Park opposite) turn right (4th exit) onto the B4114, signposted Narborough. Continue along this road across the next two roundabouts, following the signs for Narborough. The road passes under the M1, the Carlton Park filter road is immediately on the right after passing under the bridge and through the set of traffic lights.

Narborough Train station is 1 mile from Carlton Park.


NORTH
A563
M69 MOTORWAY
HILTON HOTEL
JUNCTION 21
A5460
FOSSE PARK SHOPPING CENTRE
A563
M1 MOTORWAY
B582
B4114
POLICE HQ
PUBLIC HOUSE
MAIN ENTRANCE
MAIN CAR PARK
B582
B4114
NARBOROUGH VILLAGE
SOUTH



Dear Shareholder,

The next Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 3 May 2005 starting at 7.00 pm (the 'Meeting').

This booklet explains the various resolutions to be considered at the Meeting, including the formal notice of the Meeting set out on pages 2 and 3.

Your directors believe that all the proposals to be considered at the Meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

Your vote is important – voting on all resolutions at the Meeting will be by way of poll rather than on a show of hands. This means that all the votes cast and not just those of the shareholders present are taken into account. If you are unable to attend the Meeting I would urge you to vote using one of the options explained in 'How to Vote' on pages 12 to 13. Please remember that your vote must be received by our scrutineers no later than 48 hours before the Meeting begins.

If you have any questions in relation to your shareholding, please contact Capita Registrars by phone, in writing or by e-mail; if you have any queries about the resolutions please write to Simon Lloyd, the Group Secretary. All contact details can be found on page 13.

Yours sincerely

John Windeler
Chairman

11 March 2005

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 3 May 2005 at 7.00 pm to transact the following business.

Voting on all resolutions will be by way of a poll.

Ordinary Business

1. **To receive the Directors' Report, Annual Accounts and the Auditors' Report for the financial year ended 31 December 2004;**
2. **To declare a final dividend of 32.6 pence per ordinary share;**
3. **To re-elect Mr J R Windeler as a director;**
4. **To re-elect Mr M J Allen as a director;**
5. **To re-elect Mr M P S Barton as a director;**
6. **To re-elect Mr C S Rhodes as a director;**
7. **To elect Mrs M Salmon as a director;**
8. **To re-appoint Deloitte & Touche LLP as auditors and to authorise the Group Audit and Risk Committee to determine the remuneration of the auditors; and**
9. **To approve the Directors' Remuneration Report for the financial year ended 31 December 2004.**

Special Business

To consider and, if thought fit, pass Resolutions 10, 11, 12 and 13 as Special Resolutions and 14, 15 and 16 as Ordinary Resolutions.

10. Special Resolution

THAT the directors be and are hereby generally and unconditionally authorised in accordance with Section 80 of the Companies Act 1985 to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of that Act up to an aggregate nominal amount of £74,400,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired. All previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

11. Special Resolution

(1) THAT subject to the passing of Resolution 10 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) either for cash pursuant to the authority conferred by Resolution 10 above or by way of a sale of treasury shares as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with treasury shares, fractional entitlements or legal or practical problems arising in connection with the laws of any overseas territory or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,150,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

12. Special Resolution

THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more mar[illegible]rchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:

(a) the maximum aggregate number of ordinary shares which may be purchased is 44,600,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from the Daily Official List of the UK Listing Authority for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2006 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

13. Special Resolution

THAT the regulations contained in the document marked 'A' submitted to this Annual General Meeting and initialled by the Chairman for the purposes of identification be and the same are hereby approved and adopted as the Articles of Association of the Company in substitution for and to the exclusion of the existing Articles of Association of the Company.

14. Ordinary Resolution

That Rule 6.3 of the Alliance & Leicester ShareSave Scheme be omitted.

15. Ordinary Resolution

That Rule 2.3 of the Alliance & Leicester Share Incentive Plan be omitted.

16. Ordinary Resolution

(1) THAT the rules of the Alliance & Leicester plc Long Term Incentive Plan (the 'Plan', a copy of which is produced to the meeting and initialled by the Chairm[illegible] the purposes of identification), the p[illegible] features of which are summarised in the Appendix to the Notice of Annual General Meeting 2005, be and are hereby approved and the directors of the Company are authorised to do all acts and things necessary or expedient to carry the Plan into effect.

(2) THAT subject to the rules of the Plan, the directors of the Company be and are hereby authorised to make such alteration or addition to the Plan as may be necessary in order to benefit the administration of the Plan at any time.

(3) THAT the directors of the Company be authorised to establish further plans based on the Plan but modified to take account of local tax, exchange control or securities laws in any overseas jurisdiction provided that the shares made available under such further plans are treated as counting towards the limits on individual or overall participation in the Plan.

By Order of the Board

Simon Lloyd
Group Secretary
11 March 2005

Registered Office:
Carlton Park
Narborough
Leicester
LE19 0AL

Registered Number:
3263713

Explanatory Notes on the Resolutions

(a) Adoption of the Annual Accounts and Declaration of the Final Dividend (Resolutions 1 and 2)
Each year the directors are required to lay the Annual Accounts (including the Auditors' Report) before shareholders.

The key financial results are summarised in the Summary Annual Report. More detailed information can be found in the full Annual Report available from Capita Registrars on request.

The directors are recommending that a final dividend of 32.6 pence per ordinary share be paid to shareholders who are on the Company's share register at the close of business on 8 April 2005. If approved by the Meeting, the final dividend will be paid on 9 May 2005.

(b) Election of Directors (Resolutions 3-7)
There are four directors retiring by 'rotation' and seeking re-election (under the Articles of Association one-third of current directors must retire at each annual general meeting of the Company and a director shall retire by rotation if he/she held office as a director at the two immediately preceding annual general meetings and did not retire at either of those meetings).

It is the view of the Chairman and the other Board members that each director standing for re-election has performed effectively as a member of the Board and continues to demonstrate commitment and ability in respect of their Board and Committee responsibilities.

An additional non-executive director, Margaret Salmon, was appointed to the Board of the Company on 1 July 2004 and is seeking election for the first time. Margaret Salmon has been appointed for her skills and experience, particularly in the field of Human Resources. The Board is confident of her future contribution to its performance. Brief biographical details of the directors standing for election or re-election appear on page 11.

(c) Re-appointment of Auditors (Resolution 8)
A resolution will be put to the Meeting to re-appoint Deloitte & Touche LLP as auditors. The Group Audit and Risk Committee seeks authorisation to agree the auditors' fees in accordance with normal practice.

(d) Approval of Directors' Remuneration Report (Resolution 9)
Listed companies are required to prepare and seek shareholders' approval of the Directors' Remuneration Report setting out the Company's remuneration policy. A summary of the Report appears in the Summary Annual Report which accompanies this booklet. A full copy of the Report is included in the Annual Report, available from Capita Registrars on request.

(e) Renewal of Authority to Allot Relevant Securities (Resolution 10)
This resolution renews the directors' authority to issue shares up to a maximum nominal amount equal to one third of the Company's issued ordinary share capital (excluding any treasury shares held by the Company).

This amounted to £74,400,000 as at 12 February 2005, being the latest practicable date prior to publication of this notice. On 12 February 2005 the Company held no shares in treasury.

The directors have no current intention to issue new shares except in relation to the allocation of shares to employee share trusts and to participants in the long term incentive plan proposed to be adopted pursuant to resolution 16 and following the exercise of options under the Group's employee share schemes.

This authority expires on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

(f) Renewal of Authority to Allot Equity Securities for Cash (Resolution 11)
Linked to Resolution 10, this resolution gives the directors authority to issue new shares for cash without having to apply the so-called 'pre-emption rights' which would require the Company to offer new shares issued for cash to existing shareholders (other than the Company itself by virtue of it holding treasury shares) on a pro-rata basis according to the number of shares each shareholder holds. The sale of any treasury shares for cash would also (within the same limits) be exempt from the requirement to offer them pre-emptively to existing shareholders. The Company cannot benefit from a distribution by virtue of it holding treasury shares.

There are circumstances where to issue shares or sell shares out of treasury on this basis would cause practical problems for the Company and many companies therefore seek a limited authority to disapply pre-emption rights on the allotment of shares in connection with a rights issue and to the allotment of shares generally up to an aggregate nominal amount equal to approximately 5% of the Company's issued ordinary share capital (excluding any treasury shares). This ar[illegible]ted to £11,150,000 as at 12 February 2005, being the latest practicable date prior to publication of this notice. The authority under this resolution will expire on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

(g) Purchase by the Company of its Own Shares (Resolution 12)
This resolution renews the authority of the Company to purchase its own shares. The maximum number of shares which may be purchased under the proposed authority will be 44,600,000 shares representing approximately 10% of the issued ordinary share capital (excluding any treasury shares) as at 12 February 2005.

A share buy-back programme involves the Company in repurchasing its shares in the market. This would only be done if the Board felt that it was a better use of the Company's existing capital resources to deliver capital targets, was likely to lead to an increase in earnings per share and would be in the best interests of shareholders as a whole to do so. The amount and timing of any such purchase would depend on market conditions. It has been the practice of the Company to seek an annual renewal of a general authority. Approval of the resolution does not mean that the Company has power to acquire shares compulsorily from individual shareholders.

This authority expires on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations') enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the Company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or pursuant to an employees' share scheme rather than, as is currently the case, being immediately cancelled.

Accordingly, if the directors use the authority given by Resolution 12, the Company will have the option of holding those shares in treasury, rather than cancelling them.

The total number of options to subscribe for ordinary shares outstanding at 12 February 2005 was 11.74 million which represented approximately 2.63% of the issued share [illegible] (excluding any treasury shares) as at that date. If the Company were to purchase the maximum number of shares permitted by this resolution, the options outstanding at that date would represent 2.92% of the issued share capital (excluding any treasury shares) as reduced following those purchases. There are no warrants.

Your Board will have regard to any investor guidelines in relation to the purchase, holding or resale of treasury shares which may be in force at that time.

(h) Articles of Association (Resolution 13)
This resolution, to be passed as a special resolution, would have the effect of adopting new Articles of Association in place of the current Articles. The Articles of Association form the contract between the shareholders and the Company. Since the Articles were last reviewed in May 2000 there have been various regulatory and legislative changes and the Board now feels that the Articles should be updated to reflect these changes and current best practice. Although the great majority of the proposed changes are of a minor nature, the Board believes that they are sufficiently extensive to require the adoption of new Articles of Association in place of the current Articles.

The material differences between the current Articles of Association and the proposed new Articles of Association of the Company (the 'New Articles') to be adopted pursuant to this resolution are set out below. Changes of a minor or purely drafting or technical nature have not been mentioned here.

1. Uncertificated Shares – various Articles
The current Articles of Association in relation to the transfer or holding of uncertificated shares in the Company reflect the Uncertificated Securities Regulations 1995 which have since been replaced by the Uncertificated Securities Regulations 2001. The New Articles replace all provisions of the current Articles that might otherwise conflict with the Uncertificated Securities Regulations 2001 or be inconsistent with the transfer of shares held in CREST. The New Articles do not affect the right of shareholders to continue to hold their shares in certificated form if they wish to do so.

2. Treasury Shares – various Articles
The New Articles bring the Articles into line with the legislation regarding treasury shares. The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 allow listed companies purchasing their own shares to hold those shares in treasury for resale by a company at a later date as an alternative to cancelling them.

An appropriate resolution (such as resolution 12 in this notice) will need to be passed at an Annual General Meeting before the Company has authority to buy back its shares and then hold them in treasury. No dividends are paid on treasury shares and a company may not exercise voting rights in respect of treasury shares.

Various changes have been made so that it is clear that articles in the New Articles which refer to proportions of share capital and voting thresholds will be taken to be inclusive or exclusive of treasury shares as is appropriate.

3. Electronic Communications – various Articles
The New Articles make the Articles consistent with the Electronic Communications Act 2000 and The Companies Act 1985 (Electronic Communications) Order 2000 (the 'Order'), legislation which facilitates the use of electronic communications between the Company and its shareholders and vice versa. The New Articles expressly provide for the Company to take advantage of electronic communications rather than rely on the provisions in the Order.

4. Directors' Indemnities – Articles 147 and 148
The Companies (Audit, Investigations and Community Enterprise) Act (the 'Act') received Royal Assent on 28 October 2004. Amongst other things, the Act will relax the existing prohibition in section 310 of the Companies Act 1985 in respect of companies indemnifying their directors against certain liabilities. The provisions in the Act amending the law on directors' indemnities will come into force on 6 April 2005.

The existing section 310 prohibition on indemnities will no longer apply to directors and other officers of the Company and will only apply to its auditors. The new more relaxed prohibition on companies indemnifying their directors will be set out in new sections 309A to 309C of the Companies Act 1985 and the new provisions allowing companies to fund the defence of proceedings against a director will be set out in a new section 337A of the Companies Act 1985. The prohibition on companies indemnifying their company secretary and other managers is being removed completely.

The proposed new article 147 is a general permissive article which will allow the Company to indemnify its directors subject to the Companies Act 1985 (as amended by the Act). The new article refers generally to the granting of indemnities and does not contain any limits on the power of the Company to grant indemnities except that they must be within the limits of the Companies Act (as amended by the Act).

Article 148, which permits the Company to purchase insurance for the benefit of directors, officers and employees of the Company and other group companies and of the trustees of group pension funds and employee shares schemes, is proposed to be amended in a number of minor respects to bring it into line with the proposed new article 147. The Company will not be making any changes to the Directors and Officers Liability Insurance arrangements which are currently in place.

5. Transitional Arrangements in Relation to the Transfer of the Business from Alliance & Leicester Building Society to the Company
Certain articles in the current Articles of Association relating to transitional arrangements for the transfer of the business from Alliance & Leicester Building Society to the Company have been removed from the New Articles as they are no longer applicable.

Part 2 of the current Articles of Association contains protective provisions pursuant to section 101 of the Building Societies Act 1986 to prevent any person (other than certain permitted persons) from retaining an interest in shares carrying more than 15 per cent. of the total votes attaching to the share capital of the Company.

Pursuant to the Building Societies Act 1986, these protective provisions were to remain in force until the date five years after the vesting date specified in the agreement required to transfer the business from Alliance & Leicester Building Society to the Company for the purposes of section 97(6) of that Act. As the vesting date was 21 April 1997, the date five years after the vesting date has passed and the Board has decided that as these Protective Provisions no longer have any effect they can be removed from the New Articles.

Similarly, article 48.2 of the current Articles of Association applies article 48.1 relating to untraced shareholders to shareholders who were allotted shares as a result of a transfer of the business from the Building Society to the Company in respect of a period of 3 years from the vesting date. As this period has expired the Board has determined this article can be removed from the New Articles.

The full terms of the Company's new Articles of Association incorporating the proposed amendments will be available for inspection as set out on page 13 of this Notice.

(i) Employee Share Schemes (Resolutions 14 and 15)
Resolutions 14 and 15 will be proposed as ordinary resolutions. The Company currently operates five employee share schemes for the benefit of its employees: the Alliance & Leicester ShareSave Scheme, the Alliance & Leicester plc Share Incentive Plan, the Alliance & Leicester Unapproved Company Share Option Scheme, the Alliance & Leicester Approved Company Share Option Scheme and the Alliance & Leicester plc Deferred Bonus Scheme (the 'Schemes'):

(1) The Association of British Insurers have simplified the equity dilution limits for employee share schemes by removing the flow-rate controls which previously limited the number of shares that could be made available over five years. The Directors wish to amend these Schemes to reflect this simplification. The amended equity dilution limits will be as follows:

(a) the aggregate nominal amount of shares which may be allocated under the Schemes on any date may not, when added to the nominal amount of shares allocated in the previous ten years under all employee share schemes of the Group, exceed 10% of the equity share capital of the Company; and

(b) the aggregate nominal amount of shares which may be allocated on any date under any employee share scheme of the Group established for the benefit of selected employees, presently: The Alliance & Leicester Unapproved Company Share Option Scheme, The Alliance & Leicester Approved Company Share Option Scheme, the Alliance & Leicester plc Deferred Bonus Scheme and the proposed Plan under Resolution 16, may not, when added to the nominal amount of shares allocated in the previous ten years under all such employee share schemes, exceed 5% of the equity share capital of the Company.

(2) For these purposes, shares are allocated when rights to acquire them are granted and otherwise when they are issued or transferred. Rights which lapse, by reason of non-exercise or otherwise, cease to count. No account is taken of shares which are acquired by purchase rather than by subscription except where such shares were first issued to an employee trust for the purpose of satisfying a participant's rights. No account is taken of shares which an employee purchases at market value using his/her own funds. For so long as the guidelines of the Association of British Insurers require it, treasury shares used to satisfy rights will be treated in the same way as newly issued shares.

(j) Long Term Incentive Plan (Resolution 16)
This resolution will be proposed as an ordinary resolution. Shareholder approval is sought for the establishment of the Long Term Incentive Plan as detailed in the Appendix on pages 8 and 9 attached to this Notice of Meeting.

Summary of the principal terms of the Alliance & Leicester plc Long Term Incentive Plan

(a) General
It is proposed to introduce the Long Term Incentive Plan ('LTIP') as a new reward mechanism for executive directors who, if the LTIP is approved by shareholders, will not participate in future grants under the Deferred Bonus Scheme ('DBS').

The maximum incentive opportunity that will be available under the LTIP will be less than that available under the DBS.

The LTIP will enable the executive directors (and potentially other selected employees in future years) to be granted awards entitling them to a fixed number of ordinary shares in the capital of the Company at the end of specified periods and subject to performance conditions and continued employment.

Awards may be made in several forms including a contingent right to receive free shares, a nil priced option, a gift of free shares forfeitable in the event that specified conditions are not met, or such other form as has substantially the same economic effect.

The Remuneration Committee will have the flexibility at grant to determine whether a participant will be entitled to receive dividends and to exercise voting rights during the performance period.

Where awards take the form of a nil cost option the participants will, in general, be able to exercise their options at any time after vesting until the fifth anniversary of the date of grant.

(b) Eligibility
Any executive director or employee of the Company and its subsidiaries may be invited to participate in the LTIP, however, it is intended that the main participants will be executive directors. The Remuneration Committee will review the plan periodically and may extend participation in the LTIP to other senior managers within the Company if it is felt that this would be appropriate.

No award may be made to an individual who is within six months of his anticipated retirement date.

(c) Grant of Awards
Awards under the LTIP may only be granted within the period of 42 days following:

- the adoption of the LTIP by the Company;
- the announcement by the Company of its results for the last preceding financial year, half year or any other financial period;
- the commencement of an eligible employee's employment with a participating company;
- any day on which the Remuneration Committee determines that exceptional circumstances exist which justify the grant of awards.

No awards may be made more than ten years after the adoption of the LTIP.

Awards will not be taken into account in determining a participant's pension rights under a final salary pension scheme, or the employer's contributions to a defined contribution scheme.

Awards granted under the LTIP may not be transferred (other than on death) without the prior written agreement of the Remuneration Committee and if transferred will remain subject to all the main terms and conditions of the original awards.

No consideration will be required for the grant of the award.

(d) Level of Award
The level of the award granted to each individual will be determined by the Remuneration Committee.

The maximum number of shares that may be awarded to a participant per annum will be limited so that the market value of such shares on the date of grant will not exceed 200% of a participant's annual salary, with full vesting only occurring where each of the performance conditions is met in full. It is, however, anticipated that (other than in exceptional circumstances, for example an appointment) the figure to be awarded will be in a range between 100% and 150% of a participant's annual salary.

(e) Vesting of Awards
Awards will vest subject to the achievement of performance conditions set at the time of grant and extending over a period which will normally be at least three years.

It is intended that for the first grant of awards under the LTIP, the performance condition will be based on a combination of earnings per share and total shareholder return.

50% of the award will vest on improvements in reported earnings per share ('EPS') (adjusted as the Remuneration Committee deems appropriate to ensure that it accurately reflects the true performance of the Company) over a three year performance period with no retesting.

50% of the award will be based on the total shareholder return ('TSR') of the Company (being share price appreciation combined with the value of reinvested dividends) when compared against the TSR over a three year performance period of a comparator group consisting of:

Allied Irish Banks plc
Bank of Ireland Group
Barclays plc
Bradford & Bingley plc
HBOS plc
HSBC Holdings plc
Lloyds TSB Group plc
Northern Rock plc
Royal Bank of Scotland plc
Standard Chartered plc

Measuring the Company's performance against these comparators recognises the importance for shareholders that the Company outperforms its sector.

Awards will vest on a straight-line basis as follows:

% of award which vests	50% of award – growth in EPS over a three year performance period	50% of award – TSR performance against the comparator group
nil	<9% + RPI	below median
30%	9% + RPI	median
100%	24% + RPI	upper quartile

The Remuneration Committee will regularly review the performance conditions for future awards to ensure they are appropriate for the Company and the prevailing recruitment market. The conditions may be varied in certain circumstances following the grant of an award so as to achieve their original purpose but not so as to make their achievement any more or less difficult to satisfy.

(f) Early Vesting Provisions
An unvested award will normally lapse if the participant ceases to be employed within the Group. However, if a participant ceases to be employed in exceptional circumstances (for example, as a result of injury, disability, redundancy, or retirement) the rules allow awards to vest early at the discretion of the Remuneration Committee. In this case the Remuneration Committee, in its absolute discretion, will determine the extent to which awards may vest having regard to the length of time that the awards have been held and the extent to which the performance targets have been satisfied.

On a change of control, reconstruction, merger, demerger or winding-up of the Company, the Remuneration Committee, in its absolute discretion, will determine the extent to which an award may vest having regard to the length of time that it has been held and the extent to which the performance targets have been satisfied. Alternatively, if appropriate, awards may be released (to the extent that they have not lapsed) in consideration for new awards, which are equivalent to the original awards but over shares in the acquiring company.

(g) Plan Limits
Awards may be granted over unissued or existing shares.

No award may be granted under the LTIP if it would cause the number of shares that may be issued or issuable pursuant to options and awards granted in the preceding ten years to:

- exceed ten per cent of the issued ordinary share capital of the Company under any share scheme established by the Company; or
- exceed five per cent of the issued ordinary share capital of the Company under the Plan and any other executive share option plan established by the Company.

If awards are to be satisfied by a transfer of existing shares, the percentage limits stated above will not apply. Awards may also be satisfied by the transfer of treasury shares in which case the percentage limits stated above will, in accordance with the current Association of British Insurers guidelines, apply.

(h) Adjustments to Awards
In the event of any rights or capitalisation issue, subdivision, consolidation, demerger, reduction, other variation of share capital, or other exceptional event, the Remuneration Committee may make such adjustment to the number of shares subject to awards as they consider appropriate.

(i) Rights Attaching to Shares
Shares allotted or transferred under the LTIP will rank alongside shares of the same class then in issue. The Company will apply to the UK Listing Authority for the listing of any newly issued shares.

The Committee may determine that dividends will accrue over the performance period on shares which vest in order to better align the management's interests with those of shareholders.

(j) Alterations to the LTIP
The Remuneration Committee cannot alter the provisions of the LTIP to the material advantage of participants or eligible employees without the prior approval of the Company in general meeting unless such alterations are minor and are to benefit the administration of the LTIP, to take account

of changes in legislation or to obtain or maintain a favourable taxation, exchange control or regulatory treatment for a group company, participant or eligible employee.

The Remuneration Committee reserves the right to make changes to the rules of the LTIP up to the date of the AGM provided that such changes do not materially conflict with the above summary.

(k) Termination
The LTIP will terminate on the tenth anniversary of its approval by the Company's shareholders, or such earlier time as the Remuneration Committee may determine, but the rights of existing participants will not thereby be affected. In the event of termination no further awards will be granted.

(l) Overseas Employees
The Remuneration Committee may grant awards to overseas employees on different terms so as to take account of relevant overseas tax, securities or exchange control laws provided that the awards are not overall more favourable than the terms of awards granted to other employees.

Directors Standing for Election



Chairman



Non-Executive Deputy Chairman and Senior Independent Director



Non-Executive Director



Managing Director, Retail Banking



Non-Executive Director

Notes to the Notice of Meeting and How to Vote

1. Attendance and Voting at the Meeting
Only holders of ordinary shares registered in the register of members of the Company as at 7.00 pm on Sunday 1 May 2005 or on the date which is two days prior to any adjournment of it shall be entitled to attend and vote at the Meeting or adjourned meeting in respect of the number of ordinary shares registered in their names at that time. If you wish to attend, please bring your proxy or direction card with you.

2. If you are not coming to the Meeting
If you are unable to attend the Meeting you may appoint a proxy to attend the meeting on your behalf and, on a poll, vote on your behalf by completing the enclosed proxy or direction card. A proxy need not be a shareholder. Please note that your proxy is not entitled to vote on a show of hands. The Company's scrutineers must receive your proxy appointment and instructions on the enclosed card(s), by telephone or electronically, no later than 48 hours before the Meeting is due to commence (and, if the Meeting is adjourned, 48 hours before the time of the adjourned meeting). Please refer to the Notes on the reverse of the card for guidance.

For shareholders other than employees with shares in the SIP Trust, completing and lodging a proxy and/or direction card does not preclude you from attending and voting at the Meeting if you prefer to do so.

(a) Appointing your proxy by post
If your shares are held in the form of a share certificate, by completing and returning the proxy card you will be appointing a proxy (who may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you hold shares through the Company's nominee, 'ShareSafe', by completing and returning the direction card you will be instructing ShareSafe to appoint a proxy (who again may be the Chairman of the Meeting) to attend and vote on a poll on your behalf.

If you are an employee of Alliance & Leicester with shares:

- in the Share Incentive Plan (SIP) Trust, by completing and returning the relevant direction card you will be directing the Trustees of the SIP to attend and vote on a poll on your behalf;
- in the Alliance & Leicester Employee Share Trust (ALEST), these shares mature on 12 March 2005 and as a result this year you will receive either a proxy or ShareSafe direction card in respect of these shares.

(b) Delivery of proxy or direction card via a branch
You may choose to return your proxy or direction card to our scrutineers via an Alliance & Leicester branch. Your card will be securely delivered to the scrutineers. If you decide to do so, please bear in mind that your proxy or direction card will need to be delivered to an Alliance & Leicester branch by 27 April 2005 to ensure that it reaches the scrutineers in time. Cards received by our branch staff after 27 April 2005 will be sent to the scrutineers by external post.

(c) Appointing a proxy electronically
To submit a proxy or direction electronically:

- Log on to www.alliance-leicester-shareholder.co.uk select the AGM option and follow the online instructions.
- You will need the Investor Code printed above the signature box on your proxy or direction card accompanying this booklet.
- You can also view the AGM documents contained in this pack.

(d) Telephone proxy appointment and voting instructions
You may appoint a proxy and confirm your voting instructions by telephone before 7.00 pm on Sunday 1 May 2005 by calling 0870 333 0212 (or +44 114 224 2725 from outside the UK). Lines are open 24 hours a day. Before calling, please read the following details of the service below:

- The Resolutions, set out in the Notice of Meeting, will only be referred to by number, so please have your proxy or direction card to hand when you call. Please have your voting instructions ready before you call.
- You will need your unique Investor Code which you can find above the signature box on your proxy or direction card.
- Calls made from the UK mainland will be charged at your service provider's national rate; different charges may apply to calls made from mobile telephones. A typical call will take three to five minutes.
- Ordinary and ShareSafe members may only appoint the Chairman as a proxy using this service. To appoint a different proxy, please complete and return your proxy card or ShareSafe direction card.
- You may only vote in respect of all your shares on each resolution.
- You may at the outset opt to vote for or against, or give your proxy discretion or withhold your vote on all the Resolutions. A typical call will take about two minutes to complete.
- If your shares are held in different accounts, such as ShareSafe or SIP, you will need to register your instructions separately for each holding.
- This service is not available to corporate holders or CREST members.

(e) Instructions for electronic proxy appointment through CREST
In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy, must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) not later than 48 hours before the time fixed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied for the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Electronic Communications
It is the Group's aim to promote and invest in environmentally friendly and sustainable services where it is practical to do so. By registering to receive future shareholder communications electronically, you will enable Alliance & Leicester to print and issue fewer Annual General Meeting invitations.

To support the Group's environmental objectives, this year the Company will donate 10p to charity for every vote received electronically or by telephone.

To register to receive electronic communications in future and view shareholder documentation log onto www.alliance-leicester-shareholder.co.uk and follow the online instructions.

Shareholder documentation includes Annual Reports, Summary Annual Reports, Notices of General Meetings, proxy forms or direction cards. This is a secure facility that enables you to consent to communicate electronically. You will need to provide your Investor Code, which can be found on your proxy or direction card above the signature box. Once you have registered, we will then notify you by e-mail when a document has been published on our website and provide you with a link to it.

Electronic communication has a number of advantages including: (i) speedier receipt of information; (ii) access entirely at your convenience; (iii) cost savings for the Company on the delivery of documents; and (iv) confirmation to you of receipt by the scrutineers of your proxy appointment, if you so request. There are no particular software requirements to view these documents, other than those which are described and are available on our website.

Please note that any electronic communication you send to our Registrars found to contain a computer virus would not be accepted . ur responsibility to notify our Registrars of any change to your e-mail address or your choice of communication. The Company's obligation is satisfied when, through our Registrars, we transmit an electronic message to you. We cannot be held responsible for a failure in transmission beyond our control.

4. Documents
The following documents which are available for inspection at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL and at Hill House, 1 Little New Street, London EC4A 3TR during business hours on any weekday (except public holidays) will also be available for inspection at the Company's registered office (being the place of the Meeting) from 15 minutes prior to and during the Meeting:

(a) a register of interests of directors and their families in the shares of the Company;

(b) copies of all directors' contracts of service under which directors are employed by the Company and copies of all letters under which non-executive directors are appointed;

(c) new Articles of Association recommended for adoption under Resolution 13;

(d) revised rules of The Alliance & Leicester ShareSave Scheme and the Alliance & Leicester plc Share Incentive Plan proposed under Resolutions 14 and 15; and

(e) rules and Trust Deed for the new Long Term Incentive Plan proposed under Resolution 16.

Further Questions

(1) Should you have any further questions in relation to your shareholding, please contact our registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA. Telephone 0870 607 0414 or e-mail alshareholder@capitaregistrars.com.

(2) Should you have any detailed questions about the resolutions, please write to Simon Lloyd, Group Secretary, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL by 27 April 2005 at the latest.

You can receive a copy of this leaflet in large print, Braille or audio tape by contacting our Customer Disability Support Unit. Please call 0800 068 8025, or textphone users can contact us on 0870 010 0159.

To vote online visit our shareholder website...

www.alliance-leicester-shareholder.co.uk

File No. 82-4964

Proxy Card

Alliance & Leicester plc
Annual General Meeting 2005

Ve, the undersigned, being a shareholder of Alliance & Leicester plc (the "Company"), wish to appoint
e **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on my/our
half as indicated below at the Company's Annual General Meeting to be held on Tuesday 3 May 2005
d at any adjournment thereof:

ll Name of proxy .... Address of proxy ....

you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address
ove and cross out "the Chairman of the Meeting".

ease indicate with an X how you wish your vote to be cast.

Resolution	For	Against	Withheld
'o receive the Directors' Report and ıccounts and the Auditors' Report for he year ended 31 December 2004	☐	☐	☐
'o declare a final dividend	☐	☐	☐
'o re-elect Mr J R Windeler as a director	☐	☐	☐
'o re-elect Mr M J Allen as a director	☐	☐	☐
'o re-elect Mr M P S Barton as a director	☐	☐	☐
'o re-elect Mr C S Rhodes as a director	☐	☐	☐
'o elect Mrs M Salmon as a director	☐	☐	☐
'o reappoint Deloitte & Touche LLP as uditors and authorise the Group Audit nd Risk Commitee to determine the emuneration of the auditors	☐	☐	☐
9. To approve the Directors' Remuneration Report for the year ended 31 December 2004	☐	☐	☐
10. To approve the directors' authority to allot relevant securities	☐	☐	☐
11. To approve the directors' authority to allot equity securities for cash	☐	☐	☐
12. To approve the purchase by the Company of its own shares	☐	☐	☐
13. To approve the new Articles of Association of the Company	☐	☐	☐
14. To approve the revised rules of the Company's ShareSave Scheme	☐	☐	☐
15. To approve the revised rules of the Company's Share Incentive Plan	☐	☐	☐
16. To approve the Long Term Incentive Plan	☐	☐	☐

ease quote your Investor Code in all correspondence

THIS CARD MUST BE SIGNED AND DATED

PLEASE SIGN HERE → Signed ____________ Dated ____________

e vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote
l not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. If you fail to select any of the
en options, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy
ılso authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.
ase see Notes overleaf for details of how to complete and return this Proxy Card.

**ernatively, you may choose to vote by telephone on 0870 333 0212 (or +44 114 224 2725 from outside the UK) or
ectronically at www.alliance-leicester-shareholder.co.uk. Please have your voting instructions and Investor Code to hand**

NOTES

1. **Share Certificate holders:** Please indicate how you wish your votes to be cast before signing, dating and posting the card.
   ShareSafe Members: Your shares are held by Alliance & Leicester ShareSafe Limited in uncertificated form as Trustee for you. You can direct ShareSafe as to how to vote and appoint a proxy for you in exactly the same way as you could have done if you had held a share certificate.
   For Group employees in SIP: Your shares are held by the Alliance & Leicester Share Incentive Plan ("SIP") Trustee. You can direct the Trustees of SIP as to how you would like them to vote on your behalf by completing and returning the SIP direction card(s).
2. **Joint Holders**
   (i) **Share Certificates:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.
   (ii) **ShareSafe:** ShareSafe will accept the signature of any one of the joint shareholders to authorise the appointment of a proxy and as to how the proxy should vote.
3. If you have received more than one proxy and/or direction card, please complete, sign, date and return each card.
4. For those with share certificates or holding shares through ShareSafe, the proxy you appoint need not be a shareholder of Alliance & Leicester plc.
5. In the case of a corporation, the card must be executed under its Common Seal or under the hand of some officer or attorney duly authorised on its behalf.
6. Attorneys etc: If this card is being signed under a Power of Attorney or other valid authority, unless such authority has already been lodged with the Company's Registrars, a certified or office copy must be returned with this card.
7. **To return your proxy or direction card**
   To be valid, your proxy or direction card must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting is due to commence (including in the case of paragraph 8 or 9 below).
   To return your proxy or direction card:
   (a) Detach and return to the scrutineers. No stamp is necessary. If you prefer you may place your proxy card or direction card in an envelope and send it free of charge to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. PLEASE USE A STAMP IF POSTED OVERSEAS.
   (b) Alternatively, you may hand your card in at an Alliance & Leicester branch by 27 April 2005 and it will be delivered securely to the scrutineers.
8. **To submit your proxy instructions electronically:**
   (a) Click on www.alliance-leicester-shareholder.co.uk and follow the online instructions.
   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.
   Please refer to notes (c) and (e) on pages 12 and 13 of the accompanying Notice under the heading 'How to Vote'.
9. **To appoint a proxy by telephone:** call 0870 333 0212 (or +44 114 224 2725 from outside the UK) and follow the voting instructions. Lines are open 24 hours a day until 7 pm on Sunday, 1 May 2005.
   Please refer to note (d) on page 12 of the accompanying Notice under the heading 'How to Vote'.

If you have any enquiries about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA or telephone 0870 607 0414. Please quote your **Investor Code** in all correspondence.

If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk, alternatively you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

2

RESPONSE LICENCE No.
SEA1651

Corporate Actions Group
PO Box 75
BECKENHAM
BR3 4GH

Alliance Leicester

ShareSafe Direction Card

Alliance & Leicester plc
Annual General Meeting 2005

Ve, the undersigned, direct Alliance & Leicester ShareSafe Limited ("ShareSafe") to appoint the **Chairman the Meeting** (or the person shown below) as proxy to attend and vote on my/our behalf as indicated low at the Company's Annual General Meeting to be held on Tuesday 3 May 2005 and at any journment thereof:

ll Name of proxy .... Address of proxy ....

you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address details ove and cross out "the Chairman of the Meeting".

ease indicate with an X how you wish your vote to be cast.

Resolution	For	Against	Withheld
o receive the Directors' Report and ccounts and the Auditors' Report for he year ended 31 December 2004	☐	☐	☐
o declare a final dividend	☐	☐	☐
o re-elect Mr J R Windeler as a director	☐	☐	☐
o re-elect Mr M J Allen as a director	☐	☐	☐
o re-elect Mr M P S Barton as a director	☐	☐	☐
o re-elect Mr C S Rhodes as a director	☐	☐	☐
o elect Mrs M Salmon as a director	☐	☐	☐
o reappoint Deloitte & Touche LLP as uditors and authorise the Group Audit nd Risk Commitee to determine the muneration of the auditors	☐	☐	☐
9. To approve the Directors' Remuneration Report for the year ended 31 December 2004	☐	☐	☐
10. To approve the directors' authority to allot relevant securities	☐	☐	☐
11. To approve the directors' authority to allot equity securities for cash	☐	☐	☐
12. To approve the purchase by the Company of its own shares	☐	☐	☐
13. To approve the new Articles of Association of the Company	☐	☐	☐
14. To approve the revised rules of the Company's ShareSave Scheme	☐	☐	☐
15. To approve the revised rules of the Company's Share Incentive Plan	☐	☐	☐
16. To approve the Long Term Incentive Plan	☐	☐	☐

ease quote your Investor Code in all correspondence

THIS CARD MUST BE SIGNED AND DATED

PLEASE SIGN HERE → Signed ____________ Dated ____________

vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote l not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. If you fail to select any of the en options, the proxy is authorised to vote (or abstain from voting) at his or her discretion on the specified resolutions. The proxy lso authorised to vote (or abstain from voting) on any other business which may properly come before the meeting.
ase see Notes overleaf for details of how to complete and return this Direction Card.

ou would like to continue to receive the Summary Financial Statement, Notice of Annual General Meeting and ShareSafe ection Card in future years, please tick the box on the right. Please refer to the Group Secretary's letter enclosed with this ☐

Alliance Leicester

RECEIVED
2005 JUL 15 A 9:
FICE OF INTERNATIONAL CORPORATE FINANCE

SEC MAIL PROCESSING SECTION
RECEIVED
JUL 14 2005
WASH. D.C. 160

File No.82-4964

NOTES

1. **Share Certificate holders:** Please indicate how you wish your votes to be cast before signing, dating and posting the card.
   ShareSafe Members: Your shares are held by Alliance & Leicester ShareSafe Limited in uncertificated form as Trustee for you. You can direct ShareSafe as to how to vote and appoint a proxy for you in exactly the same way as you could have done if you had held a share certificate.
   For Group employees in SIP: Your shares are held by the Alliance & Leicester Share Incentive Plan ("SIP") Trustee. You can direct the Trustees of SIP as to how you would like them to vote on your behalf by completing and returning the SIP direction card(s).
2. **Joint Holders**
   (i) **Share Certificates:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.
   (ii) **ShareSafe:** ShareSafe will accept the signature of any one of the joint shareholders to authorise the appointment of a proxy and as to how the proxy should vote.
3. If you have received more than one proxy and/or direction card, please complete, sign, date and return each card.
4. For those with share certificates or holding shares through ShareSafe, the proxy you appoint need not be a shareholder of Alliance & Leicester plc.
5. In the case of a corporation, the card must be executed under its Common Seal or under the hand of some officer or attorney duly authorised on its behalf.
6. Attorneys etc: If this card is being signed under a Power of Attorney or other valid authority, unless such authority has already been lodged with the Company's Registrars, a certified or office copy must be returned with this card.
7. **To return your proxy or direction card**
   To be valid, your proxy or direction card must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting is due to commence (including in the case of paragraph 8 or 9 below).
   To return your proxy or direction card:
   (a) Detach and return to the scrutineers. No stamp is necessary. If you prefer you may place your proxy card or direction card in an envelope and send it free of charge to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU. PLEASE USE A STAMP IF POSTED OVERSEAS.
   (b) Alternatively, you may hand your card in at an Alliance & Leicester branch by 27 April 2005 and it will be delivered securely to the scrutineers.
8. **To submit your proxy instructions electronically:**
   (a) Click on www.alliance-leicester-shareholder.co.uk and follow the online instructions.
   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.
   Please refer to notes (c) and (e) on pages 12 and 13 of the accompanying Notice under the heading 'How to Vote'.
9. **To appoint a proxy by telephone:** call 0870 333 0212 (or +44 114 224 2725 from outside the UK) and follow the voting instructions. Lines are open 24 hours a day until 7 pm on Sunday, 1 May 2005.
   Please refer to note (d) on page 12 of the accompanying Notice under the heading 'How to Vote'.

If you have any enquiries about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield, HD8 0LA or telephone 0870 607 0414. Please quote your **Investor Code** in all correspondence.

If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk, alternatively you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

Alliance & Leicester ShareSafe Limited is authorised and regulated by the Financial Services Authority.

2

RESPONSE LICENCE No.
SEA1651

Corporate Actions Group
PO Box 75
BECKENHAM
BR3 4GH

Understanding Your Investment

Answers to some frequently asked shareholder questions

When will I receive my dividend?
Dividends are paid twice a year. Normally an interim dividend is paid in October, based on the results for the first six months, and a final dividend is paid in May based on the full annual results.

How much dividend will I receive?
The interim dividend paid on 11 October 2004 was 15.7p per share. The Board has proposed a final dividend of 32.6p per share due to be paid on 9 May 2005. The final dividend needs to be approved at the Company's Annual General Meeting on 3 May 2005.

Your total dividend based on the 2004 results will therefore amount to 48.3p per share, compared to 43.9p for the 2003 results, a 10% increase.

Do I pay tax on my dividend?
Tax is deducted at a rate of 10% from your dividend, which is not reclaimable from the Inland Revenue. If you are a higher rate taxpayer you will have further tax to pay on your dividend via the Inland Revenue's Self Assessment system.

For more information about Alliance & Leicester visit our website at **www.alliance-leicester-group.co.uk**

Shareholder Information

This Summary Annual Report is a summary of information in the Annual Report & Accounts (it does not contain sufficient information to allow a full understanding of the results and state of affairs of the Group).

The 2004 Annual Report & Accounts is available from the following sources:
By visiting our corporate website **www.alliance-leicester-group.co.uk.** The Annual Report & Accounts can be viewed or printed from this website.

By logging on to our shareholder website **www.alliance-leicester-shareholder.co.uk.** A copy of the Annual Report & Accounts can be requested.

By telephoning our Registrars on 0870 607 0414 or writing to them at the address below.

Shareholder Website
You can view your shareholding at **www.alliance-leicester-shareholder.co.uk.**

Through this secure facility you can:
- Vote at the AGM with electronic proxy appointment
- Change your address on line

You are able to mandate Alliance & Leicester dividends to your bank or building society account.

Alliance & Leicester plc
Registered Office
Carlton Park
Narborough
Leicester
LE19 0AL

Company No: 3263713
Registered in England

Registrar's Address
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA

Summary Annual Report 2004

File No. 82-4964

Alliance Leicester

Group Overview

Retail Banking

Mortgage Lending & Investments

- Mortgages
- Savings
- Life assurance
- Long term investments
- General insurance

Business Performance Highlights

- Mortgage balances of £27.9bn, a market share of 3.2%
- Net mortgage lending of £2.5bn, up 22%
- Personal customer deposit balances up £0.6bn to £19.5bn
- Value of long term investment sales up on 2003

Mortgage gross advances of

£8.7bn

Financial Highlights

Pre-tax profit of

£240m

Personal Banking

- Current accounts
- Unsecured personal loans
- Credit cards

Business Performance Highlights

- 228,000 new current accounts opened, up 25%
- Unsecured personal loan balances up £0.6bn to £3.1bn
- Over 170,000 new credit cards opened

New personal loans advanced of

£2.3bn

Financial Highlights

Pre-tax profit of

£206m

Commercial Banking

- Cash
- Lending
- Business banking

Business Performance Highlights

- Cash sales to financial institutions of £53.4bn, up 24%
- Commercial lending balances increased by £0.6bn
- Over 16,000 new business banking current accounts opened

Commercial lending balances of

£4.7bn

Financial Highlights

Pre-tax operating profit of

£91m

Pre-tax profit on sale of merchant acquisition business

£52m

Treasury and Group

- Funding and investment services for the Group
- Management of Group capital
- Corporate overheads

Business Performance Highlights

- 17.6m shares bought back in 2004 at a cost of £153m
- Total capital ratio of 11.4%
- Raised £300m of non-equity tier 1 capital
- 97% of Treasury exposures have a long term rating of single 'A' or above

Equity tier 1 ratio reduced to

7.2%

Financial Highlights

Pre-tax profit of

£27m

Note: Pre-tax profit excludes £8m of strategic investment costs

Chairman's Message

+12% Increase in underlying* basic earnings per share

+10% Increase in dividend per share

+6% Increase in pre-tax operating profit

23% Underlying* post-tax return on equity

*Underlying results exclude the £52m pre-tax profit from the sale of our merchant acquisition business



"Alliance & Leicester continues to deliver shareholder value. In 2004 we achieved all our strategic targets in a challenging environment."

John Windeler, Chairman

Dear Shareholder,

I am pleased to be able to report that Alliance & Leicester plc has once again had a successful year, with pre-tax operating profit of £556m, up by 6% on 2003, and underlying basic earnings per share up 12% to 88.2p. Pre-tax profit was £608m, including the £52m pre-tax profit on the sale of our merchant acquisition business, up 16% on 2003.

The Board has proposed a final dividend of 32.6p per share, making a total dividend of 48.3p per share, a 10% increase on the equivalent figure for 2003.

In 2004 we had a primary strategic target of delivering double digit percentage growth in underlying earnings per share, supported by goals for revenue growth, costs and the management of our capital. We met all of these strategic targets in a challenging environment.

The market is evolving in a way that gives us competitive advantage. As the needs and preferences of both personal and commercial customers change, so we are changing with them. Our strategy of building a 'direct bank with a high street presence' has enabled us to achieve franchise growth in each of our Core 4 retail products of mortgages, personal loans, current accounts and savings. Our Wholesale Banking strategy, of focusing on the four key areas of cash, lending, business banking and treasury, has also seen increasing success.

By continuing to deliver our strategy, Alliance & Leicester is well placed to remain successful in 2005 and to continue to deliver good returns for our shareholders in the future.

John Windeler
Chairman

Group Chief Executive's Statement



"Our coherent strategy and business model is well aligned to the changing needs of customers."

Richard Pym, Group Chief Executive

Alliance & Leicester's strategy is working to the benefit of our customers and our shareholders. In 2004 we achieved all our strategic targets and our underlying post-tax return on equity increased to 23.3% as a result of increased earnings and a more efficient capital base.

Our good results have been delivered whilst adopting responsible lending policies. We have retained our prudent stance on asset quality by remaining focused on areas of lending which we know well and understand, and we have offered customers good value products, delivered through our branches, the internet or the telephone.

We have a clear strategy for both our Retail Banking and Wholesale Banking businesses.

In Retail Banking, we focus on our Core 4 products of mortgages, personal loans, current accounts and savings. We offer better value products than our competitors, provide straightforward, friendly and approachable service, and recognise existing customer relationships by providing our customers with even better prices when they purchase additional products from us. Our relationships with our key partners – MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance – continue to work effectively.

Our Retail Banking strategy of building a 'direct bank with a high street presence' and our proven skills in 'direct' channels enable us to evolve in a way that accommodates the changing needs of personal customers. In November we were pleased to announce that a total of half a million customers had registered for our 24 hour internet banking service, and we continue to receive 1,000 new registrations for online banking every day. Customers are also choosing increasingly to carry out their banking transactions via the telephone, and our core contact centres, all based in the British Isles, provide good, friendly service to our customers. We have a strong, compact retail network, with branches in the right locations to serve our current and future customers, providing face-to-face customer sales and support.

We have implemented our Wholesale Banking strategy, enabling us to focus on four business lines where we have a core competency. These are cash, commercial lending, business banking and treasury.

Our coherent strategy and business model is well aligned to the changing needs of customers. We are confident we can continue to deliver good returns for our shareholders and we have excellent financial strength. In an environment of increased competition and complexity, Alliance & Leicester is well placed to succeed.

Richard Pym
Group Chief Executive




184
183
228
02
03
04
Current Account – Openings ('000)


6.4
8.1
8.7
02
03
04
Mortgage Gross Advances (£bn)



Retail Banking saw strong franchise growth in 2004. Retail Banking pre-tax profit increased by £5m to £446m.

25% Increase in new current account openings

200% Increase in personal loan internet applications

Retail Banking
Our Retail Banking business unit is focused on providing a broad range of financial services products for personal customers.

We target our Core 4 products of mortgages, personal loans, current accounts and savings at new customers, whilst our Partner 4 products of credit cards, long term investments, life assurance and general insurance are primarily targeted at existing Group customers. Our Partner 4 products are provided in partnership with MBNA for credit cards, Legal & General for life assurance and long term investments, and Zurich for household insurance products.

Mortgages
The UK mortgage market remained very strong in the first half of 2004, but slowed markedly in the second half of the year compared to the same period in 2003. Overall gross advances increased by 5% to £292bn, whilst net lending was £101bn, the same as in 2003.

Our gross mortgage lending increased by 7% to £8.7bn, representing a market share of 3.0%, whilst our net lending increased by 22% to £2.5bn, a market share of 2.4%.

During the second half of 2004 we implemented successfully the training and revised sales processes necessary to comply with the introduction of mortgage regulation from 1 November. Throughout 2004 we have continued our stance of focusing on good quality profitable lending. We will not sacrifice asset quality to gain additional market share and we continue to take a responsible approach to our lending, including ensuring that affordability is assessed for all mortgage applications.

We saw changes in the type of customer and our product mix during 2004. Our lending to remortgage customers increased by over 20% in 2004, despite the total market value of lending to this segment falling by around 2% in 2004. The proportion of new loans at fixed rates fell significantly, from over 50% of our gross lending in 2003 to around 35% in 2004, with more customers favouring short term discounted products.

Personal loans
Our personal loan gross advances increased by over 20% to £2.3bn.

Our personal loan business is primarily a direct operation, and during 2004 we were pleased to see the number of internet generated applications more than double.

The take-up of creditor payment protection insurance in 2004 fell compared to 2003. This reflected the competitive interest rates that we offered, particularly in the second half of the year, which attracted customers less likely to buy insurance cover. Whilst the take-up rate has fallen, this has been more than offset in revenue terms by increased business volumes.

The credit quality of our unsecured lending remains very strong, with the increase in the charge for bad debts reflecting the growth in balances over the past 12 months.

Current accounts
We have seen strong profitable growth in our current account base during 2004, with 228,000 new accounts opened. Our active current account base has increased to 1.44m accounts. The majority of the new accounts opened were either 'Premier' or 'Premier Plus' current accounts. These customers are typically more valuable to the Group, holding and using more Alliance & Leicester products.

The current account is the key product in building strong customer relationships, and it remains a key part of the Group's strategy for the future. The 'Premier Plus' current account is designed to reward customers who undertake the majority of transactions themselves, either online or over the telephone, by providing a higher rate of credit interest. It is a key product in the Group's strategy of building a 'direct bank with a high street presence.'

Savings
Our personal customer deposit balances increased by £600m to £19.5bn at the end of December 2004. During the year we launched our 'Online Saver' account, enabling all of our Core 4 Retail Banking products to be bought online. During 2005 we will be continuing to enhance our range of internet accessed savings accounts.

Partner 4
Our Partner 4 products generated income for the Group of £134m during the year. We saw growth in the value of new long term investment sales and in the number of new credit cards sold through our branch network. In total we opened 170,000 new credit cards in 2004. Sales of life assurance policies were lower than in 2003, whilst general insurance sales were similar to last year.

Distribution
During the year we trebled the number of sales made over the internet, and the proportion of our Core 4 product sales sold over the internet more than doubled to 20%.

Since April 2004, all standard mortgage applications from mortgage intermediaries have been submitted via our online system, ISIS. The majority of these applications receive a fully credit scored mortgage decision within 60 seconds, with the remainder being dealt with by underwriters within an hour.

For more information on our Retail Banking products ... **www.alliance-leicester.co.uk**




100
225
530
02
03
04
Internet Banking Customers ('000)


17.5
18.9
19.5
02
03
04
Personal Customer Deposit Balances (£bn)



The internet is also being used increasingly for servicing banking products, and at the end of the year more than 500,000 customers had registered for our internet banking service, an increase of over 300,000 in the year.

Our branches remain an important part of Retail Banking's strategy and distribution capability, with sales through branches increasing in 2004. During the year we undertook a detailed review of our branch network. Following this review we announced the closure of 46 branches where there were both low sales and low customer footfall.

We now have a more compact retail network of 254 branches, in the right locations to grow our business and provide face-to-face sales and support for customers when required.

The implementation of new resource scheduling processes and improvements to our interactive voice response systems have enabled our call centres, all of which are based in the British Isles, to handle more incoming customer calls, and to reduce the unit cost of customer service during 2004.

Asset quality

Our responsible approach to lending has ensured that both our mortgage and personal loan arrears are better than industry averages.

Only 0.68% of our mortgage accounts are in arrears, lower than at the end of 2003. Only 4.2% of our personal loan balances are in arrears, and this is more than 40% below the average for the industry.

Wholesale Banking

Our Wholesale Banking business unit is focused on the four core business lines of cash, lending, business banking and treasury – each of which saw good growth in 2004.

Cash

Total cash sales to financial institutions were £53.4bn, 24% higher than in 2003. We have continued to increase our cash sales customer base during 2004, and completed negotiations successfully with Abbey to provide their ATM and branch cash requirements.

Cash handling deposits in 2004 were £59bn, slightly lower than in 2003.

Lending

We continued to grow our commercial lending book in 2004, with balances increasing by £600m to £4.7bn. Asset quality across the book remains good, with 0.33% of loans over 30 days in arrears at the end of December 2004, compared with 0.68% in 2003.

During 2004 we have continued to take a responsible approach to growing our lending book, and are planning for further good quality growth in the future. Commercial lending is becoming an increasingly important driver of Wholesale Banking's profits.

Business banking

Our business banking current account base increased to 64,000 accounts by the end of 2004. New business banking current account openings showed strong growth, increasing by around 50% to more than 16,000.

Our new marketing and sales processes, positioning Alliance & Leicester Commercial Bank as the 'A+Lternative Business Bank', are being rolled out across the UK in 2005, following a successful pilot in the Central region of England in 2004.

This roll-out, together with an increased focus on customers with a turnover of up to £10m, will provide the basis for additional growth in business banking. The opening of five business centres across the country will support our plans to further enhance this franchise.

Treasury

Treasury continued to manage successfully the Group's liquidity, funding and hedging requirements during the year. Asset quality remains strong, with 97% of exposures having a long term credit rating at or above single 'A'.

Non-core product lines

In the first half of the year we completed the sale of our merchant acquisition business to Nova Information Systems, a subsidiary of US Bancorp. Nova paid Alliance & Leicester Commercial Bank £83.5m for the business. This resulted in a net profit of £52m after taking into account the costs of exiting existing contracts, fixed asset write-offs, provisions and transaction costs. The sale will enable Wholesale Banking to focus on and grow its four core business lines.

Wholesale Banking delivered a strong performance, with Commercial Banking pre-tax operating profit* increasing to £91m and Treasury's pre-tax profit increasing to £60m.

24% Increase in cash sales to financial institutions

£0.6bn Increase in commercial lending balances

*Excluding the £52m pre-tax profit on the sale of the merchant acquisition business.

For more information on our Wholesale Banking products, visit our website... www.alliance-leicestercommercialbank.co.uk



Alliance & Leicester Commercial Bank was awarded the Moneyfacts Award for 'Best Provider of Business Current Accounts' for the second successive year in 2004.

Group

Capital
During 2004 we bought back 17.6m shares at a cost of £153m, *reducing our equity tier* 1 capital ratio to 7.2%. In March we issued £300m of non-equity tier1 capital.

We will continue to manage our capital base proactively in the future, and plan for a further share buyback in 2005. We expect this buyback to be significantly smaller than in 2004 and to commence in the second half of the year, following the finalisation, auditing, and announcement of our 2004 results under International Financial Reporting Standards (IFRS) in May 2005.

Strategic investment costs
During 2004 we completed the one-off strategic investment programme we set out in 2000.

We will continue to invest in the Group's development, but these costs will be managed within our 'business as usual' cost base in 2005 and beyond.

Basel 2
We continue to believe that the high quality of our balance sheet and our responsible lending policies will lead to a reduction in risk-weighted assets under the new Basel 2 capital rules, when they are introduced.

International Financial Reporting Standards (IFRS)
The Group was fully prepared for the introduction of IFRS in 2005 and is currently working on restating its 2004 results on this basis.

The new standards are not expected to have any significant impact on our net assets and both pre-tax and post-tax profit.

Corporate Social Responsibility (CSR)

"As a major company and employer, we take our commitment to supporting the communities in which we operate very seriously."

John Windeler and Richard Pym
Alliance & Leicester 2004 CSR report

Our CSR work is focused on: corporate governance; ensuring our products and services meet our customers' needs; implementing policies and strategies which make us a good employer; supporting our local communities; and managing our impact on the environment. Each of these areas has a section within our full CSR report and is summarised here.

Business ethics
The Group's business ethics are set out in our Statement of Key Business Principles.

These principles have been endorsed by the Board and communicated to our employees through the Group's intranet. The principles include the following statements:

- We will not risk the Group's reputation by knowingly associating with people or organisations or products or transactions which could potentially damage that reputation.
- We are positive about complying with our legal and regulatory obligations – this protects our customers, our shareholders and ourselves.
- We do not knowingly do business with organisations or bodies which are involved in the abuse of human rights.

The principles can be viewed in full at www.alliance-leicester-csr.co.uk

Treating customers fairly
The Board has recently approved a formal policy to show our commitment to the principle of treating customers fairly, and to taking responsibility for embedding it in the culture of the Group.

We have reviewed how we interact with customers at every stage in the product life cycle, and for each stage we have specified key principles for how we will deliver the concept of treating customers fairly through our business processes. As examples of this, we design and develop products with a sense of responsibility to consumers and with the purpose of providing customers with products and services that they need. We make our marketing and sales processes as transparent as possible for our customers, so that they can understand and sensibly evaluate our products and services. If customers get into financial difficulties, we work with them to address those problems.

Responsible and ethical lending
We are both an ethical and a responsible lender.

When lending money to customers we aim to ensure that they understand the product

To find out more about our Corporate Social Responsibility activities... www.alliance-leicester-csr.co.uk



Our work in the local community was recognised at the Leicestershire Business Awards 2004, when we received the award for 'Contribution to the Community'.



Employees from our Head Office volunteered to decorate the dining room at a local primary school.

they are buying and can afford to repay the amount borrowed.

We also aim to make sure that any money lent is used for a reputable purpose. One of the principles in our Statement of Key Business Principles is that we will not risk the Group's reputation by knowingly associating with people or organisations or products or transactions which could potentially damage our reputation.

Our workplace
Alliance & Leicester values its employees as the key to delivering successfully its business strategy. All our staff are based in the British Isles and we have made a commitment to our staff and our customers that we will not move our core call centre jobs offshore.

We are keen to provide our employees with a range of training and development courses to ensure they have the knowledge and skills necessary to carry out their responsibilities effectively and to fulfil their career potential within the business.

During 2004 we spent £4m to support improved staff performance.

Our community
We contributed over £1.2m to charitable and community projects in 2004, through donations, investment and gifts in kind.

Our community investment and charitable donations programmes are focused on five key areas:

- Supporting our staff efforts in raising money for charity through the Group's Matched Donation Scheme.
- Supporting organisations who help those who are experiencing financial difficulties. Whilst we act as a responsible lender in all of our activities, some of our customers do still have problems meeting their financial commitments. We aim to help these customers through their difficulties and proactively recommend them to the Consumer Credit Counselling Service and Payplan organisations. We provided financial support to both these organisations during 2004.

The Group has continued to support the work of the Money Advice Trust in 2004 and has agreed to support a Citizens Advice Bureau initiative from 2005.

- Supporting charities and organisations within the local communities in which our staff live and work. In particular the Group supports two specific charities a year – one in the North and one in the South – chosen by our staff through a vote on the Group's intranet. During 2004 we have supported Woodlands Hospice in the North and a children's hospice, Demelza House, in the South. In 2005, we will be supporting Alder Hey Children's Hospital in the North and Rainbows Children's Hospice in the South. Each of these 'Alliance & Leicester Charities of the Year' receives a donation, together with a pledge of further support during the year.
- Supporting organisations who aim to improve the links between businesses and the communities in which they operate. We are active members of Liverpool, Leicestershire and Manchester Cares, as well as Business in the Community.
- Supporting charities and projects involved in improving the educational standards of young people and their general financial literacy. Improving educational standards in the local community helps increase the standard of the Group's potential future work force, as well as leading to a more financially aware customer base.

Our environment
We recognise that the Group has a responsibility to act in a way that respects the environment. Environmental best practice is, wherever reasonably practicable, incorporated into our decision making processes. We invest in environmentally friendly and sustainable products and services where it is practical to do so.

We continue to be accredited under the Energy Efficiency Scheme, which recognises companies' achievements in reducing energy usage, and have seen our score in the annual Business in the Community's BiE environment index improve for the third consecutive year.

In 2004 we entered into three renewable energy deals, enabling all of the Group's electricity to be supplied using environmentally friendly power, including energy derived from sustainable sources such as wind generation or hydroelectric schemes.

Key CSR achievements in 2004:

- £690,000 of charitable donations.
- £350,000 invested in local community events.
- £160,000 of employee time spent on community activities.
- Awarded 'Contribution to the Community' award at Leicestershire Business Awards.

To find out more about our CSR activities visit us at www.alliance-leicester-csr.co.uk

For more information about the Group, visit our website... www.alliance-leicester-group.co.uk

Board of Directors



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1. John Windeler Aged 61
Chairman
Appointed to the Board of Alliance & Leicester plc in October 1996, John Windeler has extensive experience in international money and securities markets, formerly as Executive Vice President of Irving Trust Bank, Group Chief Financial Officer at the National Australia Bank and Chief Executive of that bank's UK insurance division. He is also a non-executive director of BMS Associates Limited and RM plc.

2. Peter Barton Aged 67
Deputy Chairman and Senior Independent Director
Appointed to the Board in May 1998, Peter Barton is a solicitor, investment banker and a Deputy Lieutenant of Greater London. His previous career in the financial services industry included 9 years with Lehman Brothers International and 4 years with Robert Fleming & Co. His other directorships include F&C US Smaller Companies plc and the Guinness Trust Group, of which he is Vice Chairman. He is also Chairman of Howard de Walden Estates Limited.

3. Richard Pym Aged 55
Group Chief Executive
Appointed to the Board of Alliance & Leicester in September 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. He became a non-executive director of Halfords plc in May 2004, and was a non-executive director of Selfridges plc from 1998 to 2003.

4. Michael Allen Aged 67
Non-Executive Director
Appointed to the Board in January 2000, Michael Allen was President, Laundry and Cleaning Products, Procter & Gamble Europe, and Group Vice President of The Procter & Gamble Company, having held a number of senior management positions in the Group. He is Chairman of Fiske plc and until March 2004, was a non-executive director of Safeway plc.

5. Richard Banks Aged 53
Managing Director, Wholesale Banking
Appointed to the Board in February 1998, Richard Banks has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester Commercial Bank plc (formerly Girobank plc) since he joined the Company in 1987.

6. Jane Barker Aged 55
Non-Executive Director
Appointed to the Board in January 2004, Jane Barker is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She is also a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange.

7. David Bennett Aged 42
Group Finance Director
Appointed to the Board in January 2000, David Bennett is responsible for financial accounting, planning and reporting, strategic planning, group property services and group risk. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Ltd.

8. The Honourable David Brougham Aged 64
Non-Executive Director
Appointed to the Board in May 2000, David Brougham has served as Chairman of Chartered Trust plc and as an executive director at Standard Chartered, where he was on the Board from 1993 until 1998. He is a director at Hampden Holdings Limited.

9. Mike McTighe Aged 51
Non-Executive Director
Appointed to the Board in June 2000, Mike McTighe is currently a director of London Metals Exchange Holdings Ltd and Pace Micro Technology plc, and maintains a small portfolio of chairmanships of private equity backed companies. He was formerly Chairman & CEO of Carrier 1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he spent 5 years with Philips of the Netherlands, 5 years with Motorola, and 10 years with GE.

10. Chris Rhodes Aged 41
Managing Director, Retail Banking
Appointed to the Board in June 2002, Chris Rhodes became Managing Director, Retail Banking in October 2003. He was previously the Group's Operations Director, and has held a number of senior positions with the Group since he joined in 1988, including Deputy Managing Director and Finance Director of Alliance & Leicester Commercial Bank plc (formerly Girobank plc).

11. Margaret Salmon Aged 57
Non-Executive Director
Appointed to the Board in July 2004, Margaret Salmon is a Fellow of the Institute of Personnel Development and is a non-executive Director of Kingfisher plc. She is also Chairman of the Sector Skills Development Agency and a Director of the University for Industry. Her previous executive roles have included being Chief Executive, BBC Resources Ltd and Group Personnel Director of The Burton Group.

12. Jonathan Watts Aged 50
Non-Executive Director
Appointed to the Board in May 2000, Jonathan Watts is Deputy Chairman of Hutchison Network Services and a member of the Advisory Boards of Telegraph Hill Partners and Exony. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.

Summary Directors' Report

Principal Activities and Business Review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's principal subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

Results and Dividends
The profit on ordinary activities before tax for the year ended 31 December 2004 was £608.3m (2003: £524.7m).

An interim net dividend of 15.7 pence per share (2003: 14.3 pence per share) was paid on 11 October 2004.

The directors propose a final net dividend for the year of 32.6 pence per share (2003: 29.6 pence per share) to be paid on 9 May 2005.

Directors
The following persons were directors of the Company during the year:

Mr J R Windeler *Chairman*
Mr M P S Barton *Deputy Chairman*
Mr R A Pym *Group Chief Executive*
Mr M J Allen
Mr R L Banks
Mrs J V Barker
Mr D J Bennett
The Hon D Brougham
Miss F A Cairncross *(to 31 December 2004)*
Mr R M McTighe
Mr C S Rhodes
Mrs M Salmon *(from 1 July 2004)*
Mr P J Stone *(to 30 September 2004)*
Mr E J Watts

Report of the Independent Auditors
The independent auditors' report on the full accounts for the year ended 31 December 2004 was unqualified and did not contain a statement under section 251 of the Companies Act 1985.

Independent Auditors' Report

Independent Auditors' Statement to the Members of Alliance & Leicester plc

We have examined the summary financial statement, which comprises the summary consolidated profit and loss account, summary consolidated balance sheet, the summary directors' report and the summary directors' remuneration report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the summary annual report in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion

We conducted our work in accordance with bulletin 1999/6 "The Auditors' Statement on the Summary Financial Statement", issued by the United Kingdom Auditing Practices Board.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Alliance & Leicester plc for the year ended 31 December 2004 and complies with the applicable requirements in section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP

Chartered Accountants and Registered Auditors
Birmingham, 24 February 2005

Summary Financial Statement

Profit attributable to shareholders
Profit earned in the year available to pay dividends to shareholders and reinvest in the business.

Dividends
Amounts paid to shareholders comprising the interim dividend in October 2004 and final dividend payable in May 2005 (subject to approval at the AGM).

Basic earnings per share
This is calculated by dividing profits made by the Group of £438.1m by the average number of shares in issue of 457.2m.

Loans and advances to customers
This mainly consists of residential mortgages (£27,941m), unsecured personal loans (£3,063m), commercial loans (£2,217m) and leases (£2,106m).

Customer accounts
This comprises retail deposits (savings accounts, current accounts etc.) of £19,537m and commercial deposits of £5,219m.

Shareholders' funds
Cumulative retained profits and capital required to support the business.

Summary Consolidated Profit & Loss Account for the year ended 31 December 2004

	2004 £m	2003 £m
Net interest income	709.1	737.9
Non-interest income	691.5	635.2
Administrative expenses	(683.8)	(696.1)
Depreciation and amortisation	(101.4)	(91.6)
Provisions for bad and doubtful debts	(59.1)	(60.7)
Operating profit	556.3	524.7
Profit on disposal of group operations	52.0	–
Profit on ordinary activities before tax	608.3	524.7
Tax on profit on ordinary activities	(168.1)	(145.5)
Profit on ordinary activities after tax	440.2	379.2
Minority interests – non-equity	(2.1)	(1.2)
Profit attributable to the shareholders of Alliance & Leicester plc	438.1	378.0
Dividends	(216.7)	(206.1)
Retained profit for the year	221.4	171.9
Basic earnings per ordinary share	95.8p	79.0p
Underlying basic earnings per ordinary share	88.2p	79.0p
Diluted earnings per ordinary share	95.4p	78.5p

Summary Consolidated Balance Sheet as at 31 December 2004

	2004 £m	2003 £m
ASSETS		
Cash, treasury bills and other eligible bills	536.3	611.0
Loans and advances to banks	1,724.4	3,186.7
Items in the course of collection from other banks	116.4	125.0
Loans and advances to customers	35,578.8	31,777.4
Debt securities	10,523.6	11,491.5
Intangible fixed assets	2.5	3.0
Tangible fixed assets	655.1	655.6
Other assets and prepayments	829.7	574.2
Total Assets	49,966.8	48,424.4
LIABILITIES		
Deposits by banks	4,548.5	5,040.2
Items in the course of transmission to other banks	199.4	214.9
Customer accounts	24,755.6	24,239.2
Debt securities in issue	15,747.3	14,853.7
Other liabilities and accruals	1,519.3	1,326.5
Provisions for liabilities and charges	306.2	240.9
Subordinated liabilities	812.7	812.1
Non-equity tier 1	297.2	–
Minority interests – non-equity	4.8	2.7
Shareholders' funds (equity)	1,775.8	1,694.2
Total Liabilities	49,966.8	48,424.4
Memorandum items: Commitments and contingent liabilities	766.7	656.8

Approved by the Board of Directors on 24 February 2005 and signed on its behalf by: R A Pym, Group Chief Executive and D J Bennett, Group Finance Director.

Remuneration Committee
The Remuneration Committee ("Committee") determines the remuneration and contractual arrangements for the Chairman, executive directors and the Group Secretary, and oversees the Group's Share Schemes.

The Committee comprises only independent non-executive directors and is chaired by Mr M P S Barton, the Deputy Chairman and senior independent non-executive director. The Committee meets at least 4 times a year and uses independent external advisors on all areas of remuneration. Its full terms of reference are available on the Group's website – www.alliance-leicester-csr.co.uk.

Remuneration Policy
Levels of remuneration are set to attract and retain high calibre executives and to reward superior performance. Annual salary is set at around market median, whilst bonuses and long term incentive plans are based on delivery of challenging targets, reflecting upper quartile performance, and are aligned with shareholder interests.

Remuneration for Executive Directors
The main elements of remuneration are basic salary, an annual discretionary bonus, long term incentive schemes and a defined benefit pension. In addition, executive directors are eligible for a range of benefits including the provision of a company car including fuel, concessionary mortgage facilities, life assurance and private medical insurance.

Long Term Incentive Schemes
Share Options
The typical value of annual share option grants to executive directors is one and half times basic salary. Options cannot be normally exercised for three years and then only if the percentage growth in earnings per share ("EPS") exceeds the increase in the Retail Price Index by at least 9% in that period. Re-testing of performance has been permitted in years 4 and 5 following grant, but will not apply to grants made in 2005 and thereafter. Real growth in EPS is considered by the Committee to be an appropriate measure of the Company's financial progress. Executive directors can also participate in the Company's all-employee share plans, to which no performance conditions apply, on the same terms as other employees.

Deferred Bonus Scheme
Executive directors can elect to receive between 25% and 100% of their annual bonus in the form of 'deferred' shares, which the Company will match with an award of up to 3 'matched' shares. The maximum matched award is given for upper quartile Total Shareholder Return ("TSR") performance relative to a peer group of retail banks. Awards begin to vest with 1 matching share for median performance, with linear progression up to 3 matching shares for upper quartile performance. The rights to matching shares cannot normally be exercised for 3 years and lapse if not exercised within 7 years. TSR is considered to be an appropriate measure for this type of scheme, as it provides clear links with the creation of shareholder value.

Proposed changes to the Bonus and Long Term Incentive Arrangements
The following changes will be proposed at the forthcoming Annual General Meeting:

Target annual bonus level will be 75% of salary, capped at a maximum of 150% of salary. Bonus will be payable on achievement of corporate and individual targets and at the discretion of the Committee.

The share matching element of the Deferred Bonus Scheme, which carries an absolute maximum benefit of 300%, will be replaced by a new plan that provides for a typical award over shares to the value of 125% of salary with a maximum annual award of 200% of salary. Vesting of the award will be subject to EPS and TSR performance conditions.

Remuneration for Non-Executive Directors
Non-executive directors receive annual fees determined by the Board in the light of recommendations made by the Group Chief Executive. Non-executive directors are not eligible to participate in the Company's annual bonus or long term incentive schemes.

Service Contracts
Executive directors have service contracts that continue until terminated by the Company on 12 months' notice or on their 60th birthday, if earlier. The executive directors may terminate their service contracts at any time by giving 6 months' notice.

If the employment of an executive director is terminated by the Company for any reason (other than due cause) without notice being given, he/she is entitled to receive payment of 12 months' basic salary, such cash bonus as the Committee, in its absolute discretion, reasonably and fairly determines, and pension benefits. Life and medical insurance covers will be maintained for 12 months from the termination date.

Non-executive directors are appointed for an initial period of 2 years, which may be renewed for one or more terms of 2 years. There are no provisions for notice or payment of compensation upon termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website www.alliance-leicester-csr-co.uk.

Directors' Emoluments

	Salaries/Fees £000	Cash Bonus £000	Deferred Bonus £000	Other Benefits £000	Total 2004 £000	Total 2003 £000
Executive Directors						
R A Pym	565	200	228	34	1,027	996
R L Banks	290	146	49	23	508	516
D J Bennett	353	144	48	10	555	597
C S Rhodes	325	130	43	2	500	523
Subtotal	1,533	620	368	69	2,590	2,632
Chairman						
J R Windeler	387	–	–	7	394	374
Non-Executive Directors						
M J Allen	52	–	–	2	54	50
J V Barker	52	–	–	–	52	–
M P S Barton	135	–	–	–	135	124
The Hon D Brougham	60	–	–	2	62	59
F A Cairncross (to 31.12.04)	52	–	–	–	52	50
R M McTighe	52	–	–	–	52	45
M Salmon (from 01.07.04)	26	–	–	–	26	–
P J Stone (to 30.9.04)	46	–	–	–	46	10
E J Watts	52	–	–	2	54	45
Subtotal	914	–	–	13	927	757
Total	2,447	620	368	82	3,517	3,389

Performance Graph
The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2004. The FTSE Index was chosen as it is a broad equity market index consisting of companies of similar complexity and size.

TSR Performance:
Alliance & Leicester v FTSE 100, 01.01.2000 to 31.12.2004


150
130
110
90
70
50
'00
'01
'02
'03
'04

TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

File No.82-4964

Notice of Annual General Meeting 2004

Alliance Leicester

Letter from the Chairman

Alliance & Leicester plc Notice of Annual General Meeting

Notes to the Notice of Meeting

Directors standing for election

Explanatory notes on the resolutions

This booklet provides information about the next Annual General Meeting of Alliance & Leicester plc which is being held at the Company's offices at Carlton Park, Narborough, Leicester on 4 May 2004 at 7.00 pm (the 'Meeting').

Carlton Park is situated near to the village of Narborough 2 miles south of the M1/M69 Junction (Junction 21 on the M1). From Junction 21, follow the A5460 signposted to Leicester. At the first roundabout (with Fosse Park opposite) turn right (4th exit) onto the B4114, sign posted Narborough. Continue along this road across the next two roundabouts, following the signs for Narborough. The road passes under the M1. The Carlton Park filter road is immediately on the right after passing under the bridge and through the set of traffic lights.

Narborough Train station is 1 mile from Carlton Park.



NORTH
M69 MOTORWAY
JUNCTION 21
A5460
M1 MOTORWAY
A563
B582
B4114
MAIN ENTRANCE
MAIN CAR PARK
SOUTH

For security reasons, shareholders attending the Meeting may be searched and asked to leave mobile telephones and other personal effects with security staff for the duration of the Meeting.

Please read it straight away. If you have any doubt about the action that you should take, contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your shares in Alliance & Leicester plc please pass this document and the accompanying Proxy Card to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

AGM 2004 Letter from the Chairman



Dear Shareholder,

The next Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday, 4 May 2004 starting at 7.00 pm (the 'Meeting').

This Notice of Annual General Meeting booklet explains the various resolutions to be considered at the Meeting, including the formal notice of the Meeting set out on pages 2 and 3 of this booklet.

Your directors believe that all the proposals to be considered at the Meeting are in the best interests of the Company and its shareholders and recommend that you vote in favour of the resolutions. The directors will be voting in favour of the resolutions in respect of their own shareholdings.

If you are unable to attend the Meeting, your vote is still important and I would urge you to appoint a proxy. This year, in addition to returning your proxy by post, via our shareholder website or an Alliance & Leicester branch, you may also appoint a proxy by telephone. For CREST participants, we have introduced CREST proxy appointment. Details of all these choices can be found under How You Can Vote on pages 7 and 8 of this booklet. Please remember that your Proxy or direction card must be received by our scrutineers no later than 48 hours before the Meeting begins.

If you would prefer to receive notice of future Annual General Meetings and other shareholder communications by email, please log on to www.alliance-leicester-shareholder.co.uk to register.

The Company's registrars, Northern Registrars, now trade as Capita Registrars. If you have any questions in relation to your shareholding, please telephone Capita Registrars on 0870 607 0414 or write to them at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or email at alshareholder@capitaregistrars.com.

Should you have any detailed questions about the resolutions, please write to Simon Lloyd, Group Secretary, at our Carlton Park address above or by email at alshareholder@capitaregistrars.com by 28 April 2004 at the latest.

Finally, if your dividends are paid directly to a bank or building society account, a tax voucher for the 2003 dividend payments on your Alliance & Leicester plc shares is attached to your Proxy or direction card. Please keep this voucher as the Inland Revenue may require it.

Yours sincerely

John R. Windeler

John R. Windeler
Chairman
1? March 2004

Alliance & Leicester plc Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday, 4 May 2004 at 7.00 pm to transact the following business:

Ordinary Business

1. **To receive the Directors' Report and Annual Accounts and the Auditors' Report for the financial year ended 31 December 2003;**
2. **To declare a final dividend of 29.6 pence per ordinary share;**
3. **To re-elect Mr R A Pym as a director;**
4. **To re-elect Mr R L Banks as a director;**
5. **To re-elect Mr R M McTighe as a director;**
6. **To re-elect Mr E J Watts as a director;**
7. **To re-elect Ms F A Cairncross as a director;**
8. **To elect Mr P J Stone as a director;**
9. **To elect Mrs J V Barker as a director;**
10. **To re-appoint Deloitte & Touche LLP as auditors and to authorise the Group Audit and Risk Committee to determine the remuneration of the auditors; and**
11. **To approve the Directors' Remuneration Report for the financial year ended 31 December 2003.**

Special Business

To consider and, if thought fit, pass Resolutions 12, 13 and 14 as special resolutions.

12. Special Resolution

THAT the directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £77,042,000 provided that such authority shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

13. Special Resolution

(1) THAT subject to the passing of Resolution 12 above the directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 12 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £11,556,000;

(2) THAT the authority conferred in (1) above shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired; and

(3) THAT all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

14. Special Resolution

THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the directors may determine provided that:

(a) the maximum aggregate number of ordinary shares which may be purchased is 46,225,000;

(b) the minimum price which may be paid for each ordinary share is 50 pence per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of 15 months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2005 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

By Order of the Board

Simon Lloyd
Group Secretary
12 March 2004

Registered Office:
Carlton Park
Narborough
Leicester
LE19 0AL

Alliance & Leicester plc Notes to the Notice of Meeting

1. Attendance and Voting
Only holders of ordinary shares registered in the register of members of the Company as at 7.00 pm on Sunday, 2 May 2004 shall be entitled to attend and vote at the Meeting in respect of the number of ordinary shares registered in their names at that time. If you wish to attend, please bring your Proxy or direction card with you.

2. Proxies
Any shareholder of the Company entitled to attend and vote at the Meeting may appoint one or more proxies to attend the Meeting and, on a poll, to vote on their behalf. A proxy need not be a shareholder.

To be valid, the instrument appointing a proxy must be received by the Company's scrutineers, Capita Registrars not less than 48 hours before the Meeting commences. Details of how to appoint a proxy and send your Proxy or direction card to Capita Registrars are set out in the section of this booklet headed 'How You Can Vote' on pages 7 and 8.

The completion and return of a Proxy or direction card does not preclude you as a shareholder from attending and voting in person at the Meeting and at any adjourned meeting, if desired.

3. Documents
The following documents which are available for inspection at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL during business hours on any weekday (except Saturdays, Sundays and public holidays) will also be available for inspection at the Company's registered office (being the place of the Meeting) from 15 minutes prior to and during the Meeting:

(a) a register of interests of directors and their families in the shares of the Company; and

(b) copies of all directors' contracts of service under which directors are employed by the Company and copies of all letters under which non-executive directors are appointed.

Directors Standing for Election



Richard Pym
Aged 54
Group Chief Executive
Appointed to the Board of Alliance & Leicester plc on 10 October 1996, having joined the Board of Alliance & Leicester Building Society in September 1993 as Group Finance Director, Richard Pym became Managing Director, Retail Banking in 2001 and was appointed Group Chief Executive in 2002. He is a member of the Group Credit Policy Committee. A Chartered Accountant, his previous career was with Thomson McLintock & Co, British Gas plc, BAT Industries plc and The Burton Group plc. Until August 2003 he was a non-executive director of Selfridges plc.



Richard Banks
Aged 52
Managing Director, Wholesale Banking
Appointed to the Board on 1 February 1998, Richard Banks is a member of the Group Credit Policy Committee and has responsibility for Wholesale Banking, including the Commercial Banking and Treasury businesses. He was previously Distribution Director, Retail Banking, having held a number of senior positions in Alliance & Leicester since he joined Alliance & Leicester Commercial Bank (formerly Girobank) in 1987. His previous career was with Midland Bank.



Mike McTighe
Aged 50
Non-Executive Director
Appointed to the Board on 1 June 2000, Mike McTighe is a member of the Group Audit & Risk, Remuneration and Nomination Committees. He is currently Chairman of Via Networks, Inc and Phyworks Limited, and maintains a small portfolio of other directorships of private equity-backed companies. He was formerly Chairman & CEO of Carrier1 International SA, and before that Executive Director & Chief Executive, Global Operations of Cable & Wireless plc. Prior to these appointments, he spent 5 years with Philips of the Netherlands, 5 years with Motorola, and 10 years with GE.



Jonathan Watts
Aged 49
Non-Executive Director
Appointed to the Board on 8 May 2000, Jonathan Watts is a member of the Group Audit & Risk, Remuneration and Nomination Committees. He is Chairman of Hutchison Network Services and a member of the Advisory Boards of Telegraph Hill Partners and Exony. Previously he was Managing Director of COLT Telecommunications, Europe's largest business telephony, data and internet company and held senior positions in the UK and overseas in a number of telecommunications and technology companies, including National Band Three Ltd, Aircall Holdings, Sintrom Plc, Datapoint Corp and Control Data Corp.



Frances Cairncross CBE
Aged 59
Non-Executive Director

Appointed to the Board of Alliance & Leicester plc on 10 October 1996, having joined the Board of Alliance & Leicester Building Society in January 1992, Frances Cairncross is a member of the Remuneration and Nomination Committees. Currently on the staff of 'The Economist', she is also chair of the Economic and Social Research Council and an honorary fellow of St Anne's College and of St Peter's College, Oxford. She will become Rector of Exeter College, Oxford, in October 2004.

The following individuals offer themselves for election as new non-executive directors:



Peter Stone
Aged 57
Non-Executive Director

Appointed to the Board on 1 October 2003, Peter Stone is a member of the Group Audit & Risk and Group Credit Policy Committees. He was an Executive Director of Close Brothers Group plc from 1975 to 1998. He is a non-executive Director of Intermediate Capital Group Plc, DTZ Holdings plc and Smith & Williamson.



Jane Barker
Aged 54
Non-Executive Director

Appointed to the Board on 1 January 2004, Jane Barker is a member of the Group Audit & Risk Committee. She is a Chartered Accountant and Finance Director of Equitas Limited, the company set up to reinsure and run off the 1992 and prior years' non-life liabilities of Lloyd's of London Syndicates. She is also a member of the Council of the Open University and Chair of the Audit Committee of the Open University. Her previous roles have included being Finance Director of the London Stock Exchange, and a number of senior finance roles in Marsh & McLennan Companies Inc., the leading insurance brokerage.

How You Can Vote

1. **If you are coming to the Meeting**
You can attend the Meeting and vote. Please refer to the Notes to the Notice of Meeting on page 4.

2. **If you are not coming to the Meeting**
If you are unable to attend the Meeting you may appoint a proxy to attend the meeting on your behalf and, on a poll, vote on your behalf by completing the enclosed Proxy or direction card. Please note that your proxy is not entitled to vote on a show of hands. The Company's scrutineers must receive your proxy appointment and instructions, either on the enclosed card(s), by telephone or electronically, no later than 48 hours before the Meeting commences (and, if the Meeting is adjourned, 48 hours before the time of the adjourned meeting). Please refer to the Notes on the reverse of the card for guidance.

For shareholders other than employees with shares in ALEST and/or the SIP, completing and lodging a Proxy and/or direction card does not preclude you from attending and voting at the Meeting if you prefer to do so.

(a) **Appointing your proxy by post**
If your shares are held in the form of a share certificate, by completing and returning the Proxy card, you will be appointing a proxy (who may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you hold shares through the Company's nominee, 'ShareSafe', by completing and returning the direction card, you will be instructing ShareSafe to appoint a proxy (who again may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you are an employee of Alliance & Leicester with shares in the Alliance & Leicester Employee Share Trust (ALEST) and/or the Share Incentive Plan (SIP) Trust, by completing and returning the relevant direction card, you will be directing the Trustees of ALEST and/or the SIP to attend and vote on a poll on your behalf.

Proxy and/or direction cards must be sent to the Company's scrutineers, Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU, to arrive not less than 48 hours before the Meeting commences (and, if the Meeting is adjourned, 48 hours before the time of the adjourned meeting). Please refer to the Notes on the reverse of the card for guidance.

(b) **Delivery of Proxy or direction card via a branch**
You may choose to return your Proxy or direction card to our scrutineers via an Alliance & Leicester branch. Your card will be securely delivered to the scrutineers. If you decide to do so, please bear in mind that your Proxy or direction card will need to be delivered to an Alliance & Leicester branch by 28 April 2004 to ensure that it reaches the scrutineers in time. Cards received by our branch staff after 28 April 2004 will be sent to the scrutineers by external post.

(c) **Appointing a proxy electronically**

To submit a Proxy or Direction electronically:

- Log on to www.alliance-leicester-shareholder.co.uk select the AGM option and follow the online instructions.
- You will need the Investor Code printed above the signature box on your Proxy or direction card accompanying this booklet.
- You can also view the AGM documents contained in this pack.

(d) Telephone proxy appointment and voting instructions

You may appoint a proxy and confirm your voting instructions by telephone before 7.00 pm on Sunday, 2 May 2004 by calling 0870 333 0212 (or +44 114 224 2725 from outside the UK). Lines are open 24 hours a day. Before calling, please read the following details of the service below:

- Calls made from the UK mainland will be charged at your service provider's national rate; different charges may apply to calls made from mobile telephones. A typical call will take three to five minutes.
- Ordinary and ShareSafe members may only appoint the Chairman as a proxy using this service. To appoint a different proxy, please complete and return your proxy card or ShareSafe direction.
- You may only vote in respect of all your shares on each resolution.
- You may at the outset opt to vote for or against, or give your proxy discretion or withhold your vote on all the Resolutions. A typical call will take about two minutes to complete.
- If your shares are held in different accounts, such as ShareSafe, ALEST or SIP, you will need to register your instructions separately for each holding.
- The Resolutions, set out in the Notice of Meeting, will be referred to by number only, so please have your proxy or direction card to hand when you call.
- You will need your unique Investor Code which you can find above the signature box on your Proxy or direction card.
- This service is not available to corporate holders or CREST members.
- You should have your voting instructions ready before you call.

(e) Instructions for electronic proxy appointment through CREST

In order for a proxy appointment or instruction made by means of CREST to be valid, the appropriate CREST message (a 'CREST Proxy Instruction') must be properly authenticated in accordance with CRESTCo's specifications and must contain the information required for such instructions, as described in the CREST Manual. The message, regardless of whether it constitutes the appointment of a proxy or an amendment to the instruction given to a previously appointed proxy must, in order to be valid, be transmitted so as to be received by Capita Registrars (ID RA10) not later than 48 hours before the time fixed for the Meeting. For this purpose, the time of receipt will be taken to be the time (as determined by the timestamp applied to the message by the CREST Applications Host) from which Capita Registrars is able to retrieve the message by enquiry to CREST in the manner prescribed by CREST. After this time any change of instructions to proxies appointed through CREST should be communicated to the appointee through other means.

CRESTCo does not make available special procedures in CREST for any particular messages. Normal system timings and limitations will therefore apply in relation to the input of CREST Proxy Instructions. It is the responsibility of the CREST member concerned to take (or, if the CREST member is a CREST sponsored member or has appointed a voting service provider(s), to procure that his CREST sponsor or voting service provider(s) take(s)) such action as shall be necessary to ensure that a message is transmitted by means of the CREST system by any particular time. In this connection, CREST members and, where applicable, their CREST sponsors or voting service providers are referred, in particular, to those sections of the CREST Manual concerning practical limitations of the CREST system and timings.

The Company may treat as invalid a CREST Proxy Instruction in the circumstances set out in Regulation 35(5)(a) of the Uncertificated Securities Regulations 2001.

3. Electronic communications

To register to receive electronic communications in future and view shareholder documentation log on to www.alliance-leicester-shareholder.co.uk and follow the online instructions.

Shareholder documentation includes Annual Reports, Summary Annual Reports, Notices of General Meetings, Proxy forms or Direction forms. This is a secure facility that enables you to consent to communicate electronically. You will need to provide your Investor Code, which can be found on your Proxy or direction card above the signature box. Once you have registered, we will then notify you by e-mail when a document has been published on our website and provide you with a link to it.

Electronic communication has a number of advantages including: (i) speedier receipt of information; (ii) access entirely at your convenience; (iii) cost savings for the Company on the delivery of documents; and (iv) confirmation to you of receipt by the scrutineers of your proxy appointment, if you so request. There are no particular software requirements to view these documents, other than those which are described and are available on our website.

Please note that any electronic communication you send to our Registrars found to contain a computer virus would not be accepted. It is your responsibility to notify our Registrars of any change to your e-mail address or your choice of communication. The Company's obligation is satisfied when, through our Registrars, we transmit an electronic message to you. We cannot be held responsible for a failure in transmission beyond our control.

It is the Group's aim to promote and invest in environmentally friendly and sustainable services where it is practical to do so. By registering to receive future shareholder communications electronically, you will enable Alliance & Leicester to print and issue fewer Annual General Meeting invitations.

Further Questions

(1) Should you have any further questions in relation to your shareholding, please contact our registrars, Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA. Telephone 0870 607 0414 or email alshareholder@capitaregistrars.com.

(2) Should you have any detailed questions about the resolutions, please write to Simon Lloyd, Group Secretary, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL or by email at alshareholder@capitaregistrars.com by 28 April 2004 at the latest.

Explanatory Notes on the Resolutions

(a) Adoption of the Annual Accounts and Declaration of the Final Dividend (Resolutions 1 and 2)

Each year the directors are required to lay the Annual Accounts (including the Auditors' Report) before shareholders.

The key financial results are summarised in the Summary Annual Report. More detailed information can be found in the full Annual Report available from Capita Registrars on request.

The directors are recommending that a final dividend of 29.6 pence per ordinary share be paid to shareholders who are on the Company's share register at the close of business on 16 April 2004. If approved by the meeting, the final dividend will be paid on 10 May 2004.

(b) Election of directors (Resolutions 3-9)

There are five directors retiring by 'rotation' and seeking re-election (under the Articles of Association one-third of current directors must retire at each annual general meeting of the Company and a director shall retire by rotation if he/she held office as a director at the two immediately preceding Annual General Meetings and did not retire at either of those meetings). Additionally, under the revised Combined Code on Corporate Governance, any non-executive Director serving more than nine years from the date of their first election must seek annual re-election. Ms F A Cairncross was elected to the Board of Alliance & Leicester Building Society in January 1992, and has continued to serve as a Director of Alliance & Leicester plc since October 1996. The Board considers that Ms Cairncross is independent in character and judgement.

It is the view of the Chairman and the other Board members that each director standing for re-election has performed effectively as a member of the Board and continues to demonstrate commitment and ability in respect of their Board and Committee responsibilities.

Two additional non-executive directors, Mr P J Stone and Mrs J V Barker were appointed to the board of directors of the Company on 1 October 2003 and 1 January 2004 respectively and are seeking election for the first time. They have each been appointed for their skills and anticipated contribution to Board performance as they both have broad commercial experience. In particular, Peter Stone has extensive experience in the field of commercial banking, and will make a valuable contribution to the Group's Wholesale Banking strategy. Jane Barker has extensive experience in financial services and is a valuable addition to the financial expertise underpinning the Board.

Brief biographical details of the directors standing for election or re-election appear on pages 5 and 6 of this booklet.

(c) Re-appointment of Auditors (Resolution 10)

A resolution will be put to the Meeting to re-appoint Deloitte & Touche LLP as auditors. On 1 August 2003, the business of Deloitte & Touche was transferred to the new limited liability partnership of Deloitte & Touche LLP. The Companies Act 1985 allows for the auditors' appointment to extend to the new partnership, subject to the Directors' approval, which was given on 6 August 2003. The Group Audit & Risk Committee seeks authorisation to agree the auditors' fees in accordance with normal practice.

(d) Approval of Directors' Remuneration Report (Resolution 11)

Listed Companies are required to prepare and seek shareholders' approval of the Directors' Remuneration Report setting out the Company's remuneration policy. A summary of the Report appears in the Summary Annual Report which accompanies this booklet. A full copy of the Report is included in the Annual Report, available from Capita Registrars on request.

(e) Renewal of Authority to Allot Relevant Securities (Resolution 12)

This resolution renews the directors' authority to issue shares up to a maximum nominal amount equal to one third of the Company's issued ordinary share capital (exclusive of treasury shares). This amounted to £77,042,000 as at 13 February 2004, being the latest practicable date prior to publication of this notice. On 13 February 2004 the Company held no shares in treasury.

The directors have no current intention to issue new shares except in relation to the allocation of shares to employee share trusts and the exercise of options under the Group's employee share schemes.

This authority expires on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

(f) Renewal of Authority to Allot Equity Securities for Cash (Resolution 13)

Linked to Resolution 12 is a resolution which gives the directors authority to issue new shares for cash without having to apply the so-called 'pre-emption rights' which would require the Company to offer new shares issued for cash, or the sale of treasury shares for cash, to existing shareholders (other than the Company itself by virtue of it holding treasury shares) on a pro-rata basis according to the number of shares each shareholder holds. There are circumstances where to issue shares or sell shares out of treasury on this basis would cause practical problems for the Company and many companies therefore seek a limited authority to disapply pre-emption rights on the allotment of shares in connection with a rights issue and to the allotment of shares generally up to an aggregate nominal amount equal to approximately 5% of the Company's issued ordinary share capital (exclusive of treasury shares). This amounted to £11,556,000 as at 13 February 2004, being the latest practicable date prior to publication of this notice. The authority under this resolution will expire on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

(g) Purchase by the Company of its Own Shares (Resolution 14)

This resolution renews the authority of the Company to purchase its own shares. The maximum number of shares which may be purchased under the proposed authority will be 46,225,000 shares representing approximately 10% of the issued ordinary share capital (excluding treasury shares) as at 13 February 2004.

A share buy-back programme involves the Company in repurchasing shares in the market. This would only be done if the Board felt that it was a better use of the Company's existing capital resources to deliver capital targets, would be in the best interests of shareholders as a whole to do so and that such a step was likely to lead to an increase in earnings per share. The amount and timing of any such purchase would depend on market conditions and the matter would be approached flexibly in the light of circumstances. It has been the practice of the Company to seek an annual renewal of a general authority. Approval of the resolution does not mean that the Company has power to acquire shares compulsorily from individual shareholders.

This authority expires on the earlier of 15 months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

The total number of options to subscribe for ordinary shares outstanding at 13 February 2004 was 10.2 million which represented approximately 2.22% of the issued share capital (excluding treasury shares) as at that date. If the Company were to purchase the maximum number of shares permitted

by this resolution, the options outstanding at that date would represent 2.46% of the issued share capital (excluding treasury shares) as reduced following those purchases. There are no warrants.

The Companies (Acquisition of Own Shares) (Treasury Shares) Regulations 2003 (the 'Regulations'), came into force on 1 December 2003. They enable certain listed companies to hold shares in treasury, as an alternative to cancelling them, following a purchase of own shares by the Company in accordance with the Companies Act 1985. Shares held in treasury in this manner will be available for resale by the Company or may be transferred for the purpose of or pursuant to an employees' share scheme rather than, as is currently the case, being immediately cancelled.

Accordingly, if the directors exercise the authority conferred by Resolution 14, the Company will have the option of holding those shares in treasury, rather than cancelling them.

Your Board will have regard to any investor guidelines in relation to the purchase, holding or resale of treasury shares which may be in force at the time of any such purchase, holding or resale of treasury shares.

Published by Black Sun p

To vote online visit our shareholder website...

www.alliance-leicester-shareholder.co.uk

Alliance Leicester

File No.82-4964

Proxy Card

Alliance & Leicester plc
Annual General Meeting 2004

I/We, the undersigned, being a shareholder of Alliance & Leicester plc (the "Company"), wish to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on my/our behalf as indicated below at the Company's Annual General Meeting to be held on Tuesday 4 May 2004 and at any adjournment thereof:

Full Name of proxy ....

Address of proxy ....

If you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address above and cross out "the Chairman of the Meeting".

Please indicate with an X how you wish your vote to be cast.

Ordinary Business	For	Against	Withheld
1. To receive the Directors' Report and Accounts and the Auditors' Report for the year ended 31 December 2003	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect Mr R A Pym as a director	☐	☐	☐
4. To re-elect Mr R L Banks as a director	☐	☐	☐
5. To re-elect Mr R M McTighe as a director	☐	☐	☐
6. To re-elect Mr E J Watts as a director	☐	☐	☐
7. To re-elect Ms F A Cairncross as a director	☐	☐	☐
8. To elect Mr P J Stone as a director	☐	☐	☐
9. To elect Mrs J V Barker as a director	☐	☐	☐
10. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit & Risk Committee to determine the remuneration of the auditors	☐	☐	☐
11. To approve the Directors' Remuneration Report for the year ended 31 December 2003	☐	☐	☐
Special Business			
12. To approve the directors' authority to allot relevant securities	☐	☐	☐
13. To approve the directors' authority to allot equity securities for cash	☐	☐	☐
14. To approve the purchase by the Company of its own shares	☐	☐	☐

Please quote your **Investor code** in all correspondence: [redacted]

THIS CARD MUST BE SIGNED AND DATED

PLEASE SIGN HERE

Alliance & Leicester Employee Share Scheme TRUSTEES Limited

Signed

Dated

The vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. In the absence of any instruction, the proxy will vote or abstain on the resolutions, or any other business arising at the Meeting, at his or her discretion.

Please see Notes overleaf for details of how to complete and return this Proxy Card.

Alternatively, you may choose to vote by telephone on 0870 333 0212 (or +44 114 224 2725 from outside the UK) or electronically at www.alliance-leicester-shareholder.co.uk. Please have your voting instructions and Investor Code to hand when you call.

Alliance Leicester

Alliance & Leicester Employee Share Scheme TRUSTEES Limited
C/O Simon Lloyd
Carlton Park
Narborough
Leicester
LE19 0AL

42231

Electronic Communications

To vote electronically and to register to receive further shareholder documentation in electronic format, visit www.alliance-leicester-shareholder.co.uk. This is a secure facility which enables shareholders to consent to communicate electronically. You will need to provide your Investor Code, which can be found above the signature box on the attached proxy or direction card.

Electronic Voting

To appoint a proxy electronically

- Log on to www.alliance-leicester-shareholder.co.uk and follow the instructions.
- You will need the Investor Code, shown above the signature box on your proxy and/or direction card opposite.
- You may also view the AGM documentation on this site.

Telephone Voting

To appoint a proxy by telephone: call 0870 333 0212 (or +44 114 224 2725 from outside the UK) and follow the voting instructions.

- Lines are open 24 hours a day until 7 p.m. on Sunday, 2 May 2004
- Calls from the UK mainland will be charged at your service provider's national rate; different charges may apply to mobile telephones
- You will need your unique Investor Code which you can find above the signature box on your Proxy or Direction Card
- You should have your voting instructions ready before you call
- Please refer to page 8 in the accompanying Notice for full details

05/00039397/10336A/5v5

NOTES

1. **For those with share certificates:** If your details on the proxy card are incorrect please amend where necessary before signing, dating and posting the card.
   For those in ShareSafe: Your shares are held by Alliance & Leicester ShareSafe Limited in uncertificated form as Trustee for you. You can direct ShareSafe as to how to vote and appoint a proxy for you in exactly the same way as you could have done if you had held a share certificate.
   For Group employees in ALEST and/or SIP: Your shares are held by either the Alliance & Leicester Employee Share Scheme Trust ("ALEST") or the Alliance & Leicester Share Incentive Plan ("SIP") as Trustee for you. You can direct the Trustees of ALEST and/or SIP as to how you would like them to vote on your behalf by completing and returning the direction card(s).
2. **Joint Holders**
   (i) **For those with share certificates:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.
   (ii) **For those in ShareSafe:** ShareSafe will accept the signature of any one of the joint shareholders to authorise the appointment of a proxy and as to how that proxy should vote.
3. If you have received more than one proxy and/or direction card, please complete, sign, date and return each card.
4. For those with share certificates or holding shares through ShareSafe, the proxy you appoint need not be a shareholder of Alliance & Leicester plc.
5. In the case of a corporation, the card must be executed under its Common Seal or under the hand of some officer or attorney duly authorised on its behalf.
6. Attorneys etc: If this card is being signed under a Power of Attorney or other valid authority, unless it has already been lodged with the Company's Registrars, a certified or office copy must be returned with this card.
7. **To return your proxy or direction card**
   To be valid, your proxy or direction card must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting commences. To return your proxy or direction card:
   (a) Detach and return to the scrutineers. No stamp is necessary. If you prefer you may place your proxy card or direction card in an envelope and send it to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
   PLEASE USE A STAMP IF POSTED OVERSEAS.
   (b) Alternatively, you may hand your card in at an Alliance & Leicester branch by 28th April 2004 and it will be delivered securely to the scrutineers.
8. **To submit your proxy instructions electronically:**
   (a) Click on www.alliance-leicester-shareholder.co.uk and follow the online instructions.
   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.
   Please refer to notes 2(c) and 2(e) respectively on pages 7 and 8 of the accompanying Notice under the heading 'How You Can Vote'.
9. **To appoint a proxy by telephone:** call 0870 333 0212 (or +44 114 224 2725 from outside the UK) and follow the voting instructions. Lines are open 24 hours a day until 7 pm on Sunday, 2 May 2004.
   Please refer to note 2(d) on page 8 of the accompanying Notice under the heading 'How You Can Vote'.

If you have any enquires about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or telephone 0870 607 0414. Please quote your new **Investor Code** in all correspondence.

If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk, alternatively you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

Alliance & Leicester ShareSafe Limited is authorised and regulated by the Financial Services Authority.

2

RESPONSE LICENCE No.
SEA1651

Corporate Actions Group
PO Box 75
BECKENHAM
BR3 4GH

Alliance Leicester

ShareSafe Direction Card

Alliance & Leicester plc Annual General Meeting 2004

I/We, the undersigned, direct Alliance & Leicester ShareSafe Limited ("ShareSafe") to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on my/our behalf as indicated below at the Company's Annual General Meeting to be held on Tuesday 4 May 2004 and at any adjournment thereof:

Full Name of proxy .... Address of proxy ....

If you do not wish the Chairman of the Meeting to be appointed complete the proxy name and address details above and cross out "the Chairman of the Meeting".

Please indicate with an X how you wish your vote to be cast.

Ordinary Business

	For	Against	Withheld
1. To receive the Directors' Report and Accounts and the Auditors' Report for the year ended 31 December 2003	☐	☐	☐
2. To declare a final dividend	☐	☐	☐
3. To re-elect Mr R A Pym as a director	☐	☐	☐
4. To re-elect Mr R L Banks as a director	☐	☐	☐
5. To re-elect Mr R M McTighe as a director	☐	☐	☐
6. To re-elect Mr E J Watts as a director	☐	☐	☐
7. To re-elect Ms F A Cairncross as a director	☐	☐	☐
8. To elect Mr P J Stone as a director	☐	☐	☐
9. To elect Mrs J V Barker as a director	☐	☐	☐
10. To reappoint Deloitte & Touche LLP as auditors and authorise the Group Audit and Risk Committee to determine the remuneration of the auditors	☐	☐	☐
11. To approve the Directors' Remuneration Report for the year ended 31 December 2003	☐	☐	☐

Special Business

	For	Against	Withheld
12. To approve the directors' authority to allot relevant securities	☐	☐	☐
13. To approve the directors' authority to allot equity securities for cash	☐	☐	☐
14. To approve the purchase by the Company of its own shares	☐	☐	☐

Please quote your **Investor code** in all correspondence: [redacted]

THIS CARD MUST BE SIGNED AND DATED

PLEASE SIGN HERE

Peter Donald Godman Esq

Signed

Dated

The vote 'Withheld' option above enables you to abstain on any particular resolution. Please note that in selecting this box, your vote will not be counted in the calculation of the proportion of the votes 'For' and 'Against' a resolution. In the absence of any instruction, the proxy will vote or abstain on the resolutions, or any other business arising at the Meeting, at his or her discretion.

Please see Notes overleaf for details of how to complete and return this Direction Card.

Alternatively, you may choose to vote by telephone on 0870 333 0212 (or +44 114 224 2725 from outside the UK) or electronically at www.alliance-leicester-shareholder.co.uk. Please have your voting instructions and Investor Code to hand when you call.

Alliance Leicester

Peter Donald Godman Esq
Amselweg 8
71686 Remseck
Germany

Investor Code: 00016258408

Alliance & Leicester plc
Ordinary Shares of 50p
TAX VOUCHER

The dividend payment(s) as detailed below for the year ended 31 December 2003 on the Ordinary Shares held in your name or on your behalf was/were credited to your nominated bank/building society account.

S Lloyd
Group Secretary

Dividend Payment	Dividend rate per share	Paid to account holders registered on	Payment date	Holding	Tax credit at 10%	Dividend Paid
Final	26.9	11-APR-2003	12-MAY-2003	250	7.47	67.25
Interim	14.3	12-SEP-2003	13-OCT-2003	250	3.97	35.75

You should keep this voucher, as it will be accepted by the Inland Revenue as evidence of a Tax Credit

ShareSafe Statement

This statement shows the number of ordinary Alliance & Leicester plc shares held by Alliance & Leicester ShareSafe Limited on behalf of the above named holder(s) under the terms and conditions of the nominee service.

Date	Description	Transaction Amount
		250

Total Holding in ShareSafe

As at 12 February 2004 250

If you have any questions concerning your tax voucher or statement, please contact our Registrars, Capita Registrars, on 0870 607 0414.

Alliance & Leicester ShareSafe Limited is authorised and regulated by the Financial Services Authority.

16/00000013/10336B/4v5

NOTES

1. **For those with share certificates:** If your details on the proxy card are incorrect please amend where necessary before signing, dating and posting the card.
   For those in ShareSafe: Your shares are held by Alliance & Leicester ShareSafe Limited in uncertificated form as Trustee for you. You can direct ShareSafe as to how to vote and appoint a proxy for you in exactly the same way as you could have done if you had held a share certificate.
   For Group employees in ALEST and/or SIP: Your shares are held by either the Alliance & Leicester Employee Share Scheme Trust ("ALEST") or the Alliance & Leicester Share Incentive Plan ("SIP") as Trustee for you. You can direct the Trustees of ALEST and/or SIP as to how you would like them to vote on your behalf by completing and returning the direction card(s).
2. **Joint Holders**
   (i) **For those with share certificates:** The signature of any of the joint holders will be accepted but the vote of the joint holder whose name appears first on the share register will be accepted to the exclusion of all other joint holders.
   (ii) **For those in ShareSafe:** ShareSafe will accept the signature of any one of the joint shareholders to authorise the appointment of a proxy and as to how that proxy should vote.
3. If you have received more than one proxy and/or direction card, please complete, sign, date and return each card.
4. For those with share certificates or holding shares through ShareSafe, the proxy you appoint need not be a shareholder of Alliance & Leicester plc.
5. In the case of a corporation, the card must be executed under its Common Seal or under the hand of some officer or attorney duly authorised on its behalf.
6. Attorneys etc: If this card is being signed under a Power of Attorney or other valid authority, unless it has already been lodged with the Company's Registrars, a certified or office copy must be returned with this card.
7. **To return your proxy or direction card**
   To be valid, your proxy or direction card must be received by the Company's scrutineers, Capita Registrars, not less than 48 hours before the meeting commences. To return your proxy or direction card:
   (a) Detach and return to the scrutineers. No stamp is necessary. If you prefer you may place your proxy card or direction card in an envelope and send it to Capita Registrars, Proxy Department, The Registry, 34 Beckenham Road, Beckenham, Kent BR3 4TU.
   PLEASE USE A STAMP IF POSTED OVERSEAS.
   (b) Alternatively, you may hand your card in at an Alliance & Leicester branch by 28th April 2004 and it will be delivered securely to the scrutineers.
8. **To submit your proxy instructions electronically:**
   (a) Click on www.alliance-leicester-shareholder.co.uk and follow the online instructions.
   (b) Alternatively, CREST members can submit their vote through the CREST electronic proxy appointment service.
   Please refer to notes 2(c) and 2(e) respectively on pages 7 and 8 of the accompanying Notice under the heading 'How You Can Vote'.
9. **To appoint a proxy by telephone:** call 0870 333 0212 (or +44 114 224 2725 from outside the UK) and follow the voting instructions. Lines are open 24 hours a day until 7 pm on Sunday, 2 May 2004.
   Please refer to note 2(d) on page 8 of the accompanying Notice under the heading 'How You Can Vote'.

If you have any enquires about the Annual General Meeting or your shareholding, please contact Capita Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA or telephone 0870 607 0414. Please quote your new **Investor Code** in all correspondence.

If you would like more information about Alliance & Leicester, please visit our website at www.alliance-leicester-group.co.uk, alternatively you can e-mail your enquiry to alshareholder@capitaregistrars.com or write to the Group Secretary, Simon Lloyd, at Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

Alliance & Leicester ShareSafe Limited is authorised and regulated by the Financial Services Authority.

2

RESPONSE LICENCE No.
SEA1651

Corporate Actions Group
PO Box 75
BECKENHAM
BR3 4GH

C17696 2004 Interim Res 390x211 3/5/05 11:34 am Page 1

Alliance Leicester

2004 Interim Results

Highlights

FINANCIALS

- **Total pre-tax profit* up 22% to £320m (June 2003: £262m).**
- **Pre-tax operating profit** up 2% to £268m (June 2003: £262m), after charging one-off costs of £10m arising from the rationalisation of the branch network.**
- **Underlying basic earnings per share** up 7% to 42.0p (June 2003: 39.2p). Basic earnings per share* up 27% to 49.6p (June 2003: 39.2p).**
- **Interim dividend up 10% to 15.7p per share (June 2003: 14.3p per share).**
- **Underlying post-tax return on equity** increased to 22.3% (June 2003: 21.7%). Post-tax return on equity* increased to 24.3% (June 2003: 21.7%).**

STRATEGIC TARGETS

We are on track to achieve our full year primary target of double digit percentage growth in underlying basic earnings per share** in 2004. Underlying basic earnings per share** increased by 7% in the first half of 2004, compared to the same period in 2003. If the £10m of one-off costs arising from the rationalisation of the branch network were excluded, the increase would have been 12%.

We are also on track to achieve our full year supporting objectives for accelerating revenue growth, targeted core cost reductions and improved capital efficiency.

FRANCHISE GROWTH

Retail Banking

We have seen growth in each of our Core 4 products:

- **Mortgages**
  We achieved gross mortgage lending of £5.5bn, 74% higher than in the first half of 2003 and an estimated market share of 3.8%. Our net lending of £2.5bn was higher than the total for the whole of 2003 and represented an estimated market share of 4.5%.
- **Personal loans**
  Our unsecured personal loan gross advances of £1.3bn were 20% higher than in the first half of 2003. There has been no relaxation of lending criteria and asset quality remains very strong.
- **Current accounts**
  We opened 120,000 new current accounts, an increase of more than 40% compared to the first half of 2003. In July we launched our new 'Premier Plus' current account product, providing a market leading product for customers who transact through direct channels.
- **Savings**
  Personal customer deposit balances have increased by around £40m since December 2003, and at the end of June 2004 were £18.9bn. In May 2004 we launched our internet only 'Online Saver' account offering internet customers a very competitive savings account. Customers can now apply on-line to open each of our Core 4 products.

Wholesale Banking

- **Cash**
  We achieved cash sales to financial institutions of £23.5bn, 21% higher than in the first half of 2003.
- **Lending**
  Our commercial lending balances increased to £4.3bn, £200m higher than December 2003.
- **Business banking**
  We opened over 7,700 new business banking current accounts in the first half of 2004, an increase of more than 70% compared to the same period in 2003.

ASSET QUALITY

Asset quality remains strong across the Group.

- Mortgage arrears continue to improve, with just 0.64% of mortgage accounts in arrears (December 2003: 0.73%).
- Asset quality in our unsecured personal loans business remains very strong, with only 4.0% of loans over 30 days in arrears (December 2003: 4.4%).
- Asset quality of our commercial loan book remains good, with only 0.49% of loans over 30 days in arrears (December 2003: 0.68%).

Quote from Richard Pym, Group Chief Executive

"Our strategy continues to produce good results. We have delivered growth in all core product areas, particularly mortgage lending, which is up 74% compared with this time last year. This growth is adding valuable business for the Group and has been achieved without changing our high credit standards.

"We remain on track to achieve our primary target for 2004 of delivering double digit growth in earnings per share. We are also on track to hit our supporting objectives.

"Looking to the future, Alliance & Leicester is in great shape. We are focused on our core strengths and we are building a new model for the future of retail banking. We are a 'direct bank with a high street presence', responding to customers' changing requirements and their desire for good value, straightforward products."

* includes both operating and non-operating FRS3 exceptional items.

** excludes the non-operating FRS3 exceptional item (£52m pre-tax profit on the sale of our merchant acquisition business) but includes the operating FRS 3 exceptional item (the one-off costs of £10m arising from the rationalisation of the branch network).

Extracts from consolidated profit and loss account

	6 months 30.06.04 £m	6 months 30.06.03 £m	12 months 31.12.03 £m
Net interest income	342.6	373.2	737.9
Fees, commissions and other income	350.7	311.2	635.2
Operating income	693.3	684.4	1,373.1
Administrative expenses	(344.8)	(344.1)	(696.1)
Depreciation and amortisation	(46.9)	(48.2)	(91.6)
Provisions for bad and doubtful debts	(33.6)	(30.1)	(60.7)
Operating profit	268.0	262.0	524.7
Profit on disposal of group operations	52.0	-	-
Profit on ordinary activities before tax	320.0	262.0	524.7
Tax on profit on ordinary activities	(90.5)	(72.1)	(145.5)
Profit on ordinary activities after tax	229.5	189.9	379.2
Minority interests – non-equity	(0.9)	(0.5)	(1.2)
Profit attributable to the shareholders of Alliance & Leicester plc	228.6	189.4	378.0
Dividends	(70.7)	(68.1)	(206.1)
Retained profit for the period	157.9	121.3	171.9
Earnings per ordinary share:			
Basic	49.6p	39.2p	79.0p
Underlying basic	42.0p	39.2p	79.0p
Diluted	49.3p	38.9p	78.5p
Dividend per share	15.7p	14.3p	43.9p

Extracts from consolidated balance sheet

	As at 30.06.04 £m	As at 30.06.03 £m	As at 31.12.03 £m
Cash, treasury assets and loans and advances to banks	13,728	12,720	15,289
Loans and advances to customers	35,032	29,914	31,778
Fixed assets	657	677	659
Other assets	746	753	698
Total assets	50,163	44,064	48,424
Deposits by banks and debt securities in issue	20,971	16,786	19,894
Customer accounts	24,363	22,906	24,240
Other liabilities	2,733	2,568	2,596
Non-equity tier 1	297	–	–
Total liabilities	48,364	42,260	46,730
Equity shareholders' funds	1,799	1,804	1,694
Total liabilities and shareholder funds	50,163	44,064	48,424

Approved by the Board of Directors on 26 July 2004

Extracts from consolidated cash flow statement

	6 months 30.06.04 £m	6 months 30.06.03 £m	12 months 31.12.03 £m
Net cash (outflow)/inflow from operating activities	(544.7)	960.0	2,620.5
Returns on investments and servicing of finance	(20.3)	(11.5)	(41.9)
Taxation	(36.1)	(60.6)	(92.7)
Net cash inflow/(outflow) from capital expenditure and financial investment	364.4	(860.5)	(1,964.2)
Acquisitions and disposals	86.1	53.7	54.4
Equity dividends paid	(136.6)	(130.4)	(199.0)
Net cash (outflow)/inflow before financing	(287.2)	(49.3)	377.1
Financing	246.5	113.3	4.3
(Decrease)/increase in cash	(40.7)	64.0	381.4

Notes to the interim financial information

Basis of preparation

The results for the year ended 31 December 2003 are not statutory accounts. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified.

This advertisement contains only a summary of the interim results 2004 report issued as part of the Stock Exchange Announcement issued by Alliance & Leicester plc on Tuesday 27 July 2004. The full Stock Exchange Announcement is available at our corporate website: www.alliance-leicester-group.co.uk or from Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

THE INDEPENDENT REVIEW REPORT INCLUDED IN THE FULL STOCK EXCHANGE ANNOUNCEMENT IS AS FOLLOWS:

Introduction

We have been instructed by the Group to review the financial information for the six months ended 30 June 2004 which comprises the consolidated profit and loss account, the consolidated balance sheet, the reconciliation of movement in shareholders' funds and the consolidated cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Group in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Group those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of Group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2004.

Deloitte & Touche LLP
Chartered Accountants
Birmingham, 26 July 2004

Further details can be obtained from: Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL or from our corporate website: www.alliance-leicester-group.co.uk

File No. 82-4964

Summary Annual Report 2003

Alliance Leicester

Chairman's Message

"We delivered record profits in 2003 and met all our strategic targets. Implementation of our strategy is delivering excellent total returns for our shareholders."





Dear Shareholder,

I am pleased to be able to report another successful year for Alliance & Leicester plc. We met our primary strategic target, with basic earnings per share increasing by 16% to 79.0p. Pre-tax profit was £525m, up 12% on 2002. The Board has proposed a final dividend of 29.6p, making a total dividend of 43.9p, a 10% increase on the equivalent figure for 2002.

We also achieved each of our supporting strategic targets, with like for like* revenue growth of 5.6%, and core operating costs reducing by over £50m before the impact of inflation and the costs of supporting increased business volumes. We improved our capital efficiency and bought back 24.6m shares in 2003, at a cost of £215m. During the year our Retail and Wholesale Banking volumes grew, and we continued to implement our focused and simplified strategy.

The Group's strategy is working, and this is reflected in the returns we have generated for our shareholders. Since July 2000, when we launched our strategy, we have generated a Total Shareholder Return "TSR" of 114%. This compares to a TSR of minus 23% for the FTSE 100 Index, and a TSR of 28% for the banking sector index over the same period. During 2003 Alliance & Leicester achieved a TSR of 25%, again better than the FTSE 100 Index and the banking sector.

Our progress in 2003 makes us confident that our customer focused strategy will enable Alliance & Leicester to continue to deliver strong results in the future.

John Windeler
Chairman

* see page 3

16%
increase in basic earnings per share (to 79.0p)

12%
increase in pre-tax profit (to £525m)

10%
increase in dividend payments (to 43.9p per share)

Group Chief Executive's Statement

"We delivered double digit percentage growth in earnings per share. We believe that Alliance & Leicester will continue to deliver real value for its shareholders in the future."

We are making excellent progress in implementing our strategy for both our customers and shareholders.

For our customers we are delivering against each of our brand values. These are: to offer better value products than our competitors, to provide straightforward, friendly and approachable service, and to recognise existing customer relationships by offering our customers even better prices when they purchase additional products from us.

Through this focused approach *we have achieved our strategic* objectives, and shareholders have benefited with a rise of 10% in the total dividend, and a 16% increase in basic earnings per share.

Customer behaviour is changing in UK retail banking, and Alliance & Leicester is well placed to take advantage of these changes. Customers are increasingly using so-called "direct" means to manage their finances – buying and servicing financial services products through the internet, the telephone, and by using ATMs. There continues to be a decline in the number of basic transactions which customers undertake in our branches. Alliance & Leicester has existing, proven strengths in "direct" banking, and this is supported by a compact UK-wide branch network.

Our customers are used to using the telephone and internet channels to buy and service products, with *applications for personal loans,* mortgages and current accounts via our internet site almost doubling compared to 2002. Our branch network remains a key part of our distribution capability, allowing customers to get face-to-face assistance and advice, as well as buying products. In 2003 our branch network had a record year, achieving its highest ever number of product sales.

In our Wholesale Banking business we are making good progress in implementing the new focused strategy we announced in July 2003.

The regulatory environment is also evolving, with increasing emphasis on the fair treatment of customers and on customers' understanding of the financial services products which they buy. Alliance & Leicester's responsible approach to lending is well aligned with this environment.

By continuing to deliver our brand values, and maintaining *our responsible approach* to lending, we believe that Alliance & Leicester will continue to deliver real value for its customers and shareholders in the future.

Richard Pym
Group Chief Executive

Business Review

Retail Banking
Our Retail Banking business had a good year. Pre-tax profit increased by £9m to £441m, with income up 5.5% on a like for like basis (excluding credit card income and any distortion from the rationalisation of properties), and costs being controlled, with an increase of only 2.6%. The credit quality of our Retail Banking assets remains very strong.

Retail Banking's core products of mortgages, savings, personal loans and current accounts all performed well in 2003. We have consistently offered our customers better value products, with 1,900 "best buy" mentions in national newspapers – more than any of our competitors. Our partnerships with MBNA for credit cards, Legal & General for long term investments and life assurance, and with Zurich, our principal general insurance partner, are all working well and providing our customers with an excellent choice of products, and our shareholders with increased returns.

Mortgages
We achieved record gross lending of £8.1bn in 2003, representing a market share of 3.0%. We continue to avoid the buy-to-let, sub-prime and self-certified sectors of the market, which we believe have higher risk. Our mortgage net lending of £2.0bn, an increase of 15%, represented a market share of 2.1%.

We have implemented a number of customer service improvements in our mortgage business during the second half of 2003, including a new quotation system as well as enhancements to our intermediary internet application system. These initiatives contributed to a significant increase in our mortgage lending during the second half of 2003.

Personal Loans
Personal loan gross advances increased by 36% to £1.9bn. Our personal loans operation is primarily a direct operation, with 65% of loan applications being received via the telephone and a further 22% through the internet.

The credit quality of our unsecured lending book remains very strong, with arrears levels falling and the charge for bad debts remaining at around 2002 levels, despite a 16% increase in balances outstanding.

Current Accounts
We opened 183,000 new current accounts during 2003, and our current account base increased to 1.84m. The majority of the new accounts opened were Premier current accounts. Our Premier current account offers customers a competitive interest rate on credit balances and a 12-month interest free overdraft, as well as free worldwide travel insurance and preferential prices on the purchase of additional Alliance & Leicester products.

During 2003 we saw a further 120,000 customers register to use our internet banking, making 225,000 in total, enabling them to transfer money, set up standing orders, cancel direct debits, check their balances, and download their statements for both their current and savings accounts.

Savings
Our personal customer deposit balances increased by over £1.3bn to £18.9bn, with our PlusSaver and EasySaver savings accounts being two of the best buys in their sector.

Since January 2004 all of our card-based savings customers have also been able to deposit, withdraw, and check their balances at Post Office counters, using the same process as that introduced for current account customers in 2003.

Partner 4
2003 has been the first full financial year of our


Different customers like to bank in different ways.
We provide a choice.
Record product sales through our branch network.
To find your nearest branch go to the branch locator at www.alliance-leicester.co.uk

partnerships with MBNA for credit cards, and Legal & General for life assurance. Sales of both of these products have seen strong growth. New credit card sales increased by 80% to 212,000, and life assurance product sales increased by 20% compared to 2002.

General insurance (primarily household insurance) product sales increased by 23% during 2003. Sales of long term investment products increased during the second half of 2003, but sales for the whole of the year were still below 2002, reflecting difficult market conditions.

Internet, Telephone & Branches
Our customers are increasingly using the internet to purchase new products, with applications for personal loans, mortgages and current accounts almost doubling in 2003. Over £2bn of mortgage and personal loan applications were received via our award-winning website – www.alliance-leicester.co.uk.

Our branches had a record year, with more new product sales than ever before. The branch network continues to be a key distribution channel, giving customers opportunities for face to face advice, the purchase of additional products, as well as enabling the processing of more complex transactions.

Asset Quality
Both our mortgage and personal loan asset quality remains very strong. Only 0.73% of our mortgage accounts are in arrears, lower than at the end of 2002 and below the average for the industry. Only 4.4% of personal loan balances are in arrears, and this is around 35% below the average for the industry.

Wholesale Banking
Our Commercial Banking and Treasury activities form our Wholesale Banking division. Commercial Banking's pre-tax profit increased by 15% to £80m. Our Treasury operation delivered a 22% increase in profit to £47m in 2003.

In July 2003 we announced plans for the Wholesale Banking division to focus on four core business areas: cash; commercial lending; business banking; and treasury. The implementation of this strategy is progressing well.

Cash
During 2003 cash sales to financial institutions increased to £43.2bn (2002: £19.7bn), and the value of cash handling deposits was £61bn, slightly higher than in 2002. The value of cheques processed fell by £5.2bn to £20.3bn.

As part of our Wholesale Banking strategy announced in July 2003, we are making good progress in establishing an alliance to continue to provide a merchant acquisition service to our customers. We are also currently looking at various options for the future shape of our bill payments service.

Commercial Lending
Our commercial lending balances increased by £0.7bn to £4.1bn. Our commercial loan asset quality remains good, with only 0.68% of balances in arrears. Our lending is focused on four areas: lending to support our corporate customers; big ticket leasing transactions, the majority of which are guaranteed by other banks; small ticket leasing, focused on commercial vehicles, bus and coach, public sector, and wholesale finance (primarily large scale fleet finance); and a small amount of secured property finance, including long term leases to UK government departments and large UK corporates.

Business Banking
At the end of 2003 we had 159,000 business banking and


225,000 customers now registered for internet banking.
To see a demo of our internet banking service, go to:
www.alliance-leicester.co.uk


All 1.84 million current accounts can be managed by telephone.
To manage your Premier account by telephone, call:
08459 26 26 26

club and society accounts. Our club and society product range has recently been relaunched as a Community account, and we are targeting continued growth in our 101,000 customer account base.

We have grown our business banking account base to 58,000 business current accounts, with 11,000 new accounts opened in 2003. We have an excellent range of competitively priced business bank accounts. During 2004 we will be targeting business banking customers using a marketing campaign positioning Alliance & Leicester Commercial Bank as the "A+Lternative Business Bank" to the larger banks who currently dominate this market.

Treasury
Treasury has continued to manage the Group's liquidity, funding and hedging requirements successfully.

Treasury's asset quality remains strong, with 96% of exposures having long term credit ratings at or above single "A". Treasury continues its policy of not investing in corporate bonds, emerging markets, venture capital funds or hedge funds.

Shareholder Returns
The Group's strategy is working, and this is reflected in the returns we have generated for our shareholders. Total Shareholder Return (TSR) is calculated as the increase in share price plus dividends received over a period, expressed as a percentage of the share price at the start of the period.

Since July 2000, when we launched our strategy, we have generated a TSR of 114%. This compares to a TSR of minus 23% for the FTSE 100 Index, and a TSR of 28% for the banking sector index over the same period. During 2003 Alliance & Leicester shareholders received a TSR of 25%. This compares to a TSR of 18% for the FTSE 100 Index, and a TSR of 24% for the banking sector index.



Awarded "Best Small Business Current Account Provider" by Business Moneyfacts in 2003.

To find out more about our Commercial Banking services go to: **www.alliance-leicester commercialbank.co.uk**

Responsible Lending

Alliance & Leicester is a responsible lender. We are committed to helping our customers understand the products they are buying, and to assessing whether they can afford to repay any money that they borrow from us. Our brand values of being "simple and straightforward" to deal with and "friendly and approachable", align us with our regulator's objective of improving the clarity of financial information and its understanding by customers.

Our mortgage and personal lending sales and application processes comply with all industry codes of practice. All applications are credit scored, a well-proven method of determining an individual's likelihood to default on a loan. Credit scoring takes into account the customer's details as submitted on the application form, as well as an independent view of the customer's payment behaviour from credit reference agencies. In addition, all applications must pass an affordability test, which takes into account a number of specific elements of a person's outgoings, including the servicing costs of the customer's outstanding loans and mortgages.

Mortgage payments can be subject to volatility caused by changes in interest rates, and by the impact of short term discounts coming to an end. Reflecting this, we further protect our mortgage customers by assessing what the monthly mortgage loan repayment would be at higher than prevailing interest rates. As part of the affordability process, we check all mortgage applicants' income via payslips.

We have a high quality loan book which, as a result of our responsible approach and rigorous underwriting processes, has a lower level of arrears than the industry average.



Protecting customers and shareholders with a responsible approach to lending.

To apply for a loan go to: www.alliance-leicester.co.uk

Investing In Our People

Our financial results reflect the work of the excellent teams of people we have working across the whole Group, each committed to achieving our business goals, and with a clear vision of where Alliance & Leicester is heading.

Over the past few years we have significantly improved the quality of the Group's management, enabling the bank to grow successfully in the competitive UK banking market.

Developing and training our staff has always been important at Alliance & Leicester, and during 2003 this has been recognised with the achievement of Investors in People accreditation across the whole Group.

This formal assessment of the Group's commitment to training and development took place during 2003, with members of staff at all levels of the organisation individually interviewed by external assessors. The report received from the assessors said: "In summary, Alliance & Leicester is an impressive organisation with a genuine and continuing commitment to developing its people."

We have also publicly stated that, as a British bank focused on serving British customers, we believe our customers prefer to have their calls answered in the British Isles, and will favour a bank that is supporting UK call centres. Our staff provide good, friendly service to our customers, and we will not put this, nor our customer relationships at risk by outsourcing our core call centres outside the British Isles.

Our training and development was recognised with Investors in People accreditation.

To find out details about careers at Alliance & Leicester go to: www.livinglifebetter.co.uk


We are committed
to developing
our people.

We Are Socially Responsible

During 2003 we continued to support and involve employees in community-related projects that contribute towards staff development, and provide measurable benefit to the community. Our volunteering programme positively encourages links with outside "partner" organisations and facilitates a co-ordinated response by employees and outside partners.

We have continued to develop and promote our Corporate Social Responsibility (CSR) activities. We have received industry recognition, winning Mortgage Finance Gazette's "Community Services Award – National", recognising our work in the voluntary sector, and the Institute of Financial Services award for "Most Impressive Community Service Programme".

Strong themes throughout our charitable donations and community investment programme are charities and projects that are involved in improving the educational standards of young people, and their general financial literacy.

In addition to our donations to charities, our corporate community investment programme has given support to a large number of organisations nationally and locally. During 2003 we have invested in local community events and programmes including the TAG rugby programme for primary school children, and sponsorship of the Liverpool City Council firework display and Diwali celebrations in Leicester.

Our staff play a key role in our relationship with local communities, and this has been acknowledged with the setting up of an annual "Volunteer of the Year" and "Charity of the Year" award within the Group. During 2004 our "Charity of the Year – North" is Woodlands Hospice based in Liverpool, and our "Charity of the Year – South" is Demelza House, a hospice based in Ashford.

We donated £1m to charities and community events.

For more information on our Corporate Social Responsibility activities, go to: www.alliance-leicester-csr.co.uk


Our staff voted
for their "Charities
of the Year".
Woodlands Hospice

Summary Directors' Report

Principal Activities and Business Review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of personal financial services. In addition, the Company's principal subsidiary, Alliance & Leicester Commercial Bank plc, provides a wide range of banking and financial services to business and public sector customers.

Results and Dividends
The profit on ordinary activities before tax for the year ended 31 December 2003 was £524.7m (2002: £468.3m).

An interim net dividend of 14.3 pence per share (2002: 13.0 pence per share) was paid on 13 October 2003.

The directors propose a final net dividend for the year of 29.6 pence per share (2002: 26.9 pence per share) to be paid on 10 May 2004.

Directors
The following persons were directors of the Company during the year:

Mr J R Windeler *Chairman*

Mr M P S Barton *Deputy Chairman*

Mr R A Pym *Group Chief Executive*

Mr M J Allen

Mr R L Banks

Mr D J Bennett

The Hon D Brougham

Miss F A Cairncross

Mr R M McTighe

Mr C S Rhodes

Mr P J Stone *(from 1 October 2003)*

Mr E J Watts

Mrs J V Barker was appointed a director on 1 January 2004.

Report of the Independent Auditors
The independent auditors' report on the full accounts for the year ended 31 December 2003 was unqualified and did not contain a statement under section 251 of the Companies Act 1985.

Summary Financial Statement

Profit attributable to shareholders
Profit earned in the year available to pay dividends to shareholders and reinvest in the business.

Dividends
Amounts paid to shareholders comprising the interim dividend in October 2003 and final dividend payable in May 2004 (subject to approval at the AGM).

Earnings per share
This is calculated by dividing profits made by the Group of £378.0m by the average number of shares in issue of 478.8m.

Loans and advances to customers
This mainly consists of residential mortgages (£25,465m), unsecured personal loans (£2,471m), commercial loans (£1,715m) and leases (£1,976m).

Customer accounts
This comprises retail deposits (savings accounts, current accounts etc.) of £18,877m and commercial deposits of £5,363m.

Shareholders' funds
Cumulative retained profits and capital required to support the business.

Summary Consolidated Profit & Loss Account for the year ended 31 December 2003

	2003 £m	2002 £m
Net interest income	737.9	757.4
Non-interest income	635.2	583.8
Administrative expenses	(696.1)	(707.7)
Depreciation and amortisation	(91.6)	(95.3)
Provisions for bad and doubtful debts	(60.7)	(69.9)
Profit on ordinary activities before tax	524.7	468.3
Tax on profit on ordinary activities	(145.5)	(128.0)
Profit on ordinary activities after tax	379.2	340.3
Minority interests – non-equity	(1.2)	(0.7)
Profit attributable to the shareholders of Alliance & Leicester plc	378.0	339.6
Dividends	(206.1)	(194.4)
Retained profit for the year	171.9	145.2
Basic earnings per ordinary share	79.0p	68.0p
Diluted earnings per ordinary share	78.5p	67.4p

Summary Consolidated Balance Sheet as at 31 December 2003

	2003 £m	2002 £m
ASSETS		
Cash, treasury bills and other eligible bills	611.0	537.5
Loans and advances to banks	3,186.7	813.1
Items in the course of collection from other banks	125.0	147.1
Loans and advances to customers	31,777.4	28,891.8
Debt securities	11,491.5	9,501.5
Intangible fixed assets	3.0	3.5
Tangible fixed assets	655.6	673.5
Other assets and prepayments	574.2	680.6
Total Assets	48,424.4	41,248.6
LIABILITIES		
Deposits by banks	5,040.2	2,701.6
Items in the course of transmission to other banks	214.9	289.7
Customer accounts	24,239.2	22,360.1
Debt securities in issue	14,853.7	12,103.8
Other liabilities and accruals	1,326.5	1,279.5
Provisions for liabilities and charges	240.9	182.7
Subordinated liabilities	812.1	609.9
Minority interests – non-equity	2.7	1.5
Shareholders' funds (equity)	1,694.2	1,719.8
Total Liabilities	48,424.4	41,248.6
Memorandum items: Commitments and contingent liabilities	656.8	745.3

Approved by the Board of Directors on 19 February 2004 and signed on its behalf by: R A Pym, Group Chief Executive and D J Bennett, Group Finance Director.

Summary Directors' Remuneration Report

Remuneration Committee
The Remuneration Committee (the "Committee") determines the remuneration and contractual arrangements for the Chairman, executive directors and the Company Secretary.

The Committee comprises only independent non-executive directors and is chaired by the Deputy Chairman and senior independent non-executive director, Mr M P S Barton. The Committee meets at least four times a year and is advised by independent external advisors on all areas of remuneration. Its full Terms of Reference are available to view on the Group's website – www.alliance-leicester-csr.co.uk.

Statement of Remuneration Policy
Levels of remuneration are set to attract and retain high-calibre executives and to reward superior individual and business performance. Annual salary is set at around market median, whilst bonuses and long term incentive plans reflect market upper quartile levels, based on the delivery of challenging but realistic targets which are aligned with shareholder interests.

Remuneration for Executive Directors
The main elements of remuneration are basic salary, an annual discretionary bonus, long term incentive schemes and a defined benefit pension. In addition, executive directors are eligible for a range of benefits which include the provision of a company car including fuel, concessionary mortgage facilities, life assurance and private medical insurance.

Share Options
The typical value of annual share option grants to executive directors is one and a half times basic salary. Options cannot normally be exercised for three years from date of grant, and then only if the percentage growth in earnings per share ("EPS") exceeds the increase in the Retail Price Index ("RPI") by at least 9% over that period. Retesting of performance is permitted after years four and five, based on EPS growth targets which increase by 3% each year. Real growth in EPS is considered by the Committee as an appropriate measure of financial progress by the Company, and accords with market practice.

Executive directors may also participate in the Company's all-employee share plans, to which no performance conditions apply, on the same terms as other employees.

Deferred Bonus Scheme
Executive directors elect to receive between 25% and 100% of their annual bonus as "deferred shares", which the Company matches with an award of up to three "matched shares". The maximum matched award is given for upper quartile Total Shareholder Return ("TSR") performance relative to a peer group comprising Abbey National plc, Barclays Bank plc, Bradford & Bingley plc, HBOS plc, LloydsTSB Group plc, Northern Rock plc and The Royal Bank of Scotland Group plc.

Awards begin to vest with one matching share for median performance, with linear progression up to three matching shares for upper quartile performance. The rights to matching shares cannot normally be exercised for three years and lapse if not exercised within seven years. TSR is considered by the Committee to be a suitable measure for this type of scheme, as it provides clear links with the creation of shareholder value.

Remuneration for Non-Executive Directors
Non-executive directors receive annual fees determined by the Board as a whole in the light of recommendations by the Group Chief Executive.

Non-executive directors are not eligible to participate in the Company's annual bonus or long term incentive schemes.

Service Contracts
New non-executive directors are appointed for an initial period of two years, which may be renewed for one or more terms of two years. There are no provisions for notice or payment of compensation upon termination of an appointment. An example of a non-executive director's letter of appointment can be found on the Group's website – www.alliance-leicester-csr.co.uk.

Executive directors have service contracts that continue until terminated by the Company on twelve months' notice or on their 60th birthday, if earlier. The executive directors may terminate their service contracts at any time by giving six months' notice.

If the employment of an executive director is terminated by the Company for any reason (other than due cause) without twelve months' notice being given, he is entitled to receive payment of twelve months' basic salary, such cash bonus as the Committee, in its discretion, reasonably and fairly determines, and pension benefits. Life assurance and medical insurance cover will be maintained for twelve months from the termination date.

Directors' Emoluments

	Salaries/ Fees £000	Cash Bonus £000	Deferred Bonus £000	Other Benefits £000	Total 2003 £000	Total 2002 £000
Executive Directors						
R A Pym	487	250	233	26	996	948
R L Banks	270	146	79	21	516	520
D J Bennett	323	195	65	14	597	598
C S Rhodes	272	188	62	1	523	348
Subtotal	1,352	779	439	62	2,632	2,414
Chairman						
J R Windeler	368	–	–	6	374	712
Non-Executive Directors						
M J Allen	47	–	–	3	50	43
M P S Barton	124	–	–	–	124	111
The Hon. D Brougham	59	–	–	–	59	53
F A Cairncross	50	–	–	–	50	46
G N Corah (to 23.01.02)	–	–	–	–	–	7
R M McTighe	45	–	–	–	45	40
P J Stone	10	–	–	–	10	–
E J Watts	45	–	–	–	45	38
Subtotal	748	–	–	9	757	1,050
Total	2,100	779	439	71	3,389	3,464

Performance Graph
The performance graph below shows the Company's performance in comparison with the FTSE 100 Index over the five years ended 31 December 2003. The FTSE Index was chosen as it is a broad equity market index consisting of companies of similar complexity and size.

TSR Performance: Alliance & Leicester v FTSE 100 01.01.99 – 31.12.03



TSR = Total Shareholder Return, i.e. movement in share price plus reinvested dividends
Alliance & Leicester plc
FTSE 100

Independent Auditors' Report

Independent Auditors' Statement to the Members of Alliance & Leicester plc
We have examined the summary financial statement, which comprises the summary consolidated profit and loss account, summary consolidated balance sheet, the summary directors' report and the summary directors' remuneration report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company, and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors
The directors are responsible for preparing the summary annual report in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion
We conducted our work in accordance with bulletin 1999/6 "The Auditors' Statement on the Summary Financial Statement", issued by the United Kingdom Auditing Practices Board.

Opinion
In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Alliance & Leicester plc for the year ended 31 December 2003 and complies with the applicable requirements in section 251 of the Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche LLP
Chartered Accountants and Registered Auditors
Birmingham, 19 February 2004

Understanding Your Investment

Answers to some frequently asked shareholder questions

When will I receive my dividend?

Dividends are paid twice a year. Normally an interim dividend is paid in October, based on the results for the first six months, and a final dividend is paid in May based on the full annual results.

How much dividend will I receive?

The interim dividend paid on 13 October 2003 was 14.3p per share. The Board has proposed a final dividend of 29.6p per share due to be paid on 10 May 2004. The final dividend needs to be approved at the Company's Annual General Meeting on 4 May 2004.

Your total dividend based on the 2003 results will therefore amount to 43.9p per share, compared to 39.9p for the 2002 results, a 10% increase.

Do I pay tax on my dividend?

Tax is deducted at a rate of 10% from your dividend, which is not reclaimable from the Inland Revenue. If you are a higher rate taxpayer you will have further tax to pay on your dividend via the Inland Revenue's Self Assessment system.

For more information about Alliance & Leicester visit our website at

www.alliance-leicester-group.co.uk

Shareholder Information

This Summary Annual Report is a summary of information in the Annual Report & Accounts (it does not contain sufficient information to allow a full understanding of the results and state of affairs of the Group). This year we have expanded the size and scope of the Summary Annual Report, as we will not be producing "Taking Stock" magazine.

The 2003 Annual Report & Accounts is available from the following sources:

By visiting our corporate website **www.alliance-leicester-group.co.uk.** The Annual Report & Accounts can be viewed or printed from this website.

By logging on to our shareholder website **www.alliance-leicester-shareholder.co.uk.** A copy of the Annual Report & Accounts can be requested.

Or by telephoning our Registrars on 0870 607 0414 or writing to them at the address below.

Shareholder Website
You can view your shareholding at **www.alliance-leicester-shareholder.co.uk.**

Through this secure facility you can:
- Vote at the AGM with electronic proxy appointment
- Change your address on line

You are able to mandate Alliance & Leicester dividends to your bank or building society account.

Alliance & Leicester plc
Registered Office
Carlton Park
Narborough
Leicester
LE19 0AL

Company No: 3263713
Registered in England

Registrars Address
Capita Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield
HD8 0LA

File No.82-4964

Notice of Annual General Meeting 2003

Alliance Leicester





Our vision is to be the most customer focused financial services provider in the UK – bar none





Letter from the Chairman

Alliance & Leicester plc
Notice of Annual General Meeting

Directors standing for election

How you can vote

Explanatory notes on the resolutions

Shareholder Calendar

Ex Dividend Date for Final Dividend	9 April 2003
Record Date for Final Dividend	11 April 2003
Annual General Meeting	6 May 2003
Payment Date for Final Dividend	12 May 2003
Provisional Dates	
Interim Results Announcement	25 July 2003
Ex Dividend Date for Interim Dividend	10 Sept 2003
Record Date for Interim Dividend	12 Sept 2003
Payment Date for Interim Dividend	13 Oct 2003

For security reasons, shareholders attending the AGM may be searched and asked to leave mobile telephones and other personal effects with security staff for the duration of the Meeting.

Please read it straight away. If you have any doubt about the action that you should take, contact your stockbroker, bank manager, solicitor, accountant or other independent financial adviser. If you have sold or transferred all your shares in Alliance & Leicester plc please pass this document and the accompanying Proxy Card to the purchaser or transferee, or to the agent through whom the sale or transfer was effected for transmission to the purchaser or transferee.

AGM 2003
Letter from the **Chairman**

14 March 2003



Dear Shareholder,

The next Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 6 May 2003 commencing at 7.00pm (the 'Meeting').

This is our Notice of Annual General Meeting booklet, which explains the various resolutions to be considered at the Meeting. The formal notice of the Annual General Meeting of the Company is set out on pages 4-6 of this document.

Your Directors believe that all the proposals to be considered at the Meeting are in the best interests of the Company and its shareholders and recommend shareholders to vote in favour of the resolutions. The Directors will be voting in favour of the resolutions in respect of their own shareholdings.

If you are unable to attend the Meeting, you can vote by returning the enclosed Proxy or Direction card to our scrutineers no later than 48 hours before the Meeting begins. You may return your Proxy or Direction card via an Alliance & Leicester Branch if you prefer. Should you have any detailed questions about the resolutions, please write to Mr. Julian Hepplewhite, Company Secretary, at our Carlton Park address or contact us at **a&lshareholder@northernregistrars.co.uk**

Alternatively, you may choose to submit your Proxy or Direction electronically: click on **www.alliance-leicester-shareholder.co.uk** where you may also register to receive electronic shareholder communications in future and to view any of the enclosed documents. Further information about electronic voting and communications can be found on pages 8-9.

Northern Registrars have replaced Lloyds TSB Registrars as the Company's Registrars. If you have any questions in relation to your shareholding, please telephone Northern Registrars on 0870 607 0414 or write to them at Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA.

Finally, if your dividends are paid directly to a bank or building society account, a tax voucher for the 2002 dividend payments on your Alliance & Leicester plc shares is attached to your Proxy or Direction card. Please keep this voucher as the Inland Revenue may require it.

Yours sincerely,

John R. Windeler

John R. Windeler
Chairman

Alliance & Leicester plc
Notice of Annual General Meeting

NOTICE IS HEREBY GIVEN that the Annual General Meeting of Alliance & Leicester plc (the 'Company') will be held at the Company's registered office at Carlton Park, Narborough, Leicester LE19 0AL on Tuesday 6 May 2003 at 7.00 pm to transact the following business:-

Ordinary Business

1. **To receive the Directors' Report and Annual Accounts and the Auditors' Report for the financial year ended 31 December 2002;**
2. **To declare a final dividend of 26.9 pence per ordinary share;**
3. **To re-elect Miss F A Cairncross as a Director;**
4. **To re-elect Mr D J Bennett as a Director;**
5. **To re-elect The Hon. D Brougham as a Director;**
6. **To elect Mr C S Rhodes as a Director;**
7. **To appoint Deloitte & Touche as auditors and to authorise the Directors to determine the remuneration of the auditors;**

Special Business

To consider and, if thought fit, pass the Resolutions 8, 12 and 13 as ordinary resolutions and Resolutions 9, 10 and 11 as special resolutions:

8. Ordinary Resolution

To approve the Directors' Remuneration Report for the financial year ended 31 December 2002.

9. Special Resolution

THAT the Directors be and are hereby generally and unconditionally authorised to exercise all powers of the Company to allot and to make offers or agreements to allot relevant securities within the meaning of Section 80 of the Companies Act 1985 up to an aggregate nominal amount of £80,674,000 provided that such authority shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require relevant securities to be allotted after such expiry and the Directors may allot relevant securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired and that all previous authorities under Section 80 of the Companies Act 1985 shall cease to have effect.

10. Special Resolution

(1) **THAT** subject to the passing of Resolution 9 above the Directors be and are hereby authorised pursuant to Section 95 of the Companies Act 1985 to allot equity securities (within the meaning of Section 94 of the Companies Act 1985) for cash pursuant to the authority conferred by Resolution 9 above as if sub-section 89(1) of the Companies Act 1985 did not apply to any such allotment, provided that this power shall be limited to:

(a) the allotment of equity securities in connection with an offer or issue to or in favour of ordinary shareholders on the register on a date fixed by the Directors where the equity securities respectively attributable to the interests of all ordinary shareholders are proportionate (as nearly as practicable) to the respective numbers of ordinary shares held by them on that date (subject to such exclusions or other arrangements as the Directors may think fit in connection with fractional entitlements or legal or practical problems arising in connection with the laws or requirements of any regulatory body or stock exchange in any territory); and

(b) the allotment (otherwise than pursuant to sub-paragraph (a) above) of equity securities up to an aggregate nominal amount not exceeding £12,101,000;

(2) **THAT** the authority conferred in (1) above shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 save that the Company may, before such expiry, make an offer or agreement which would or might require equity securities to be allotted after such expiry and the Directors may allot equity securities in pursuance of such offer or agreement as if the authority conferred hereby had not expired;

(3) **THAT** all previous authorities under Section 95 of the Companies Act 1985 shall cease to have effect.

11. Special Resolution

THAT pursuant to Article 9 of the Company's Articles of Association and Section 166 of the Companies Act 1985, the Company be and is hereby generally and unconditionally authorised to make one or more market purchases (as defined in Section 163(3) of the Companies Act 1985) of its ordinary shares of 50 pence each on such terms and in such manner as the Directors may determine provided that:-

(a) the maximum aggregate number of ordinary shares which may be purchased is 48,404,000;

(b) the minimum price which may be paid for each ordinary share is 50p per share (exclusive of expenses);

(c) the maximum price which may be paid for each ordinary share is not more than 5 per cent above the average of the middle market quotations for an ordinary share as derived from The London Stock Exchange Daily Official List for the five business days immediately preceding the day on which the ordinary share is purchased (exclusive of expenses); and

(d) the authority hereby granted shall expire on the earlier of fifteen months from the date of this resolution or the conclusion of the Annual General Meeting of the Company to be held in the year 2004 unless renewed before that time, provided that a contract of purchase may be made before such expiry which will or may be executed wholly or partly after the expiry of this authority and the purchase of ordinary shares may be made in pursuance of any such contract as if the authority conferred hereby had not expired.

12. Ordinary Resolution
THAT the Company be and is hereby authorised to:
(i) Make Donations to EU Political Organisations; and
(ii) Incur EU Political Expenditure in accordance with the Appendix to this resolution and to an aggregate amount not exceeding £100,000 during each successive period of 12 months beginning on the date of this resolution and ending on 6 May 2007.

13. Ordinary Resolution
THAT Girobank plc, a wholly owned subsidiary of the Company be and is hereby authorised to:
(i) Make Donations to EU Political Organisations; and
(ii) Incur EU Political Expenditure in accordance with the Appendix to this resolution and to an aggregate amount not exceeding £100,000 during each successive period of 12 months beginning on the date of this resolution and ending on 6 May 2007.

Appendix to Resolutions 12 and 13
For the purposes of Resolution 12 and 13, 'Donations', 'EU Political Organisations' and 'EU Political Expenditure' have the meanings ascribed to them in Part XA of the Companies Act 1985 (as amended by the Political Parties, Elections and Referendums Act 2000).

Please note that the attention of shareholders is drawn to the explanations for Resolutions 12 and 13 contained on page 11 of this booklet.

By Order of the Board

J Hepplewhite
COMPANY SECRETARY
14 March 2003

Registered Office:
Carlton Park
Narborough
Leicester
LE19 0AL

Notes to the Notice of Meeting

[illegible]

Directors Standing for Election



FRANCES CAIRNCROSS
Aged 58
Non-Executive Director
Frances Cairncross (Mrs. Hamish McRae) holds MA degrees in history and economics. Appointed to the Board of Alliance & Leicester on 1 January 1992 she is a member of the Remuneration and Nomination Committees. She is currently Management Editor of 'The Economist', having held positions with 'The Banker', 'The Observer' and 'The Guardian'. She is also chair of the Economic and Social Research Council and an honorary fellow of St Anne's College, Oxford.



THE HONOURABLE DAVID BROUGHAM
Aged 62
Non-Executive Director
David Brougham has many years experience in the banking sector, both UK and international. He has served as Chairman at Chartered Trust plc and as an executive director at Standard Chartered, where he was on the Board from 1993 until 1998. He was appointed to the Board of Alliance & Leicester on 8 May 2000. He is Chairman of the Group Credit Policy Committee and a member of the Group Audit & Risk and Remuneration Committees. He is a Director at Hampden Holdings Limited.



DAVID BENNETT
Aged 40
Group Finance Director
Appointed to the Board of Alliance & Leicester on 1 January 2000, David Bennett is Group Finance Director with responsibility for financial planning and reporting, strategic planning and market risk. He has many years' experience in the financial sector, as Finance Director of Cheltenham & Gloucester plc and then as an Executive Director of the National Bank of New Zealand Limited.



CHRIS RHODES
Aged 39
Operations Director
Appointed to the Board of Alliance & Leicester on 1 June 2002, Chris Rhodes is Operations Director, with responsibility for Group Information Systems and Retail Credit & Risk. He is a Chartered Accountant and has held a number of senior positions with Alliance & Leicester since he joined the Company in 1988, including being Deputy Managing Director and Finance Director of Girobank, and Managing Director of the Group's Life and General Insurance businesses.

How You Can Vote

1. **Voting by Proxy or Direction**
   If you are unable to attend the Meeting you can vote by post. You do this by completing the Proxy and/or Direction card enclosed with this booklet. You should refer to the Notes on page 6.

   If your shares are held in the form of a share certificate, by completing and returning the Proxy card, you will be appointing a proxy (who may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you hold shares through the Company's nominee, 'ShareSafe', by completing and returning the Direction card, you will be instructing ShareSafe to appoint a proxy (who again may be the Chairman of the Meeting) to attend and vote on a poll on your behalf. If you are an employee of Alliance & Leicester with shares in the Alliance & Leicester Employee Share Trust (ALEST) and/or the Share Incentive Plan Trust, by completing and returning the relevant Direction card, you will be directing the Trustees of ALEST and/or the Share Incentive Plan to attend and vote on a poll on your behalf.

   Proxy and/or Direction cards must be sent to the Company's scrutineers, Northern Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA to arrive not less than 48 hours before the Meeting commences (and, if the Meeting is adjourned, 48 hours before the time of the adjourned Meeting).

   You may choose to return your Proxy or Direction card to our scrutineers via an Alliance & Leicester branch. Your card will be securely delivered to the scutineers. If you decide to do so, please bear in mind that your Proxy or Direction card will need to reach the branch by 30 April 2003 to ensure that it reaches the scrutineers in time. Cards received by our branch staff after 30 April 2003 will be sent to the scrutineers by external post.

   For shareholders other than employees with shares in ALEST and/or the Share Incentive Plan, the completion and lodging of a Proxy and/or Direction card does not preclude you from attending and voting at the Meeting if you prefer to do so.

2. **Voting Electronically**

Summary of steps to take

To submit a Proxy or Direction electronically:

- Click on **www.alliance-leicester-shareholder.co.uk** select the AGM option and follow the online instructions.
- You will need the Company & Stock Codes, Proxy or Direction Card ID and Password printed at the top of the Proxy and/or Direction card accompanying this booklet.
- You may also view the AGM documents (although these have also be sent by post this year for legal reasons).

To register to receive electronic communications in future:

- Log onto **www.alliance-leicester-shareholder.co.uk** and follow the online instructions.

Background information
To register to receive future shareholder documentation in electronic format, you should visit our Registrars' online service at **www.alliance-leicester-shareholder.co.uk** (shareholder documentation includes Annual Reports, Summary Annual Reports, Notices of General Meetings, Proxy forms or ShareSafe, ALEST and SIP Direction forms). This is a secure facility that enables shareholders to consent to communicate electronically. You will need to provide your shareholder reference number, which can be found on your Proxy or Direction card adjacent to the signature box. Once you have registered, we will then arrange for you to be sent an e-mail notifying you when a document has been published on our website and providing you with a link to it.

Electronic communication has a number of advantages including: (i) speedier receipt of information; (ii) access entirely at your convenience; (iii) cost savings for the Company on the delivery of documents; and (iv) confirmation to you of receipt by the scrutineers of your Proxy and/or Direction, if you so request.

Shareholders wishing to continue to receive shareholder information in the traditional paper format need take no further action and no changes will be made. This offer and provision of a facility to communicate with shareholders electronically does not discriminate between shareholders and is available to all shareholders on equal terms in such a way as to make it as easy as possible for shareholders to participate. There are no particular software requirements to view these documents, other than those which are described and are available on our website.

Please note that any electronic communication sent by a shareholder to our Registrars found to contain a computer virus would not be accepted. It is your responsibility as a shareholder to notify us, through our Registrars, of any change to your e-mail address or your choice of communication method. Our obligation as a Company is satisfied when, through our Registrars, we transmit an electronic message to you. We cannot be held responsible for a failure in transmission beyond our control.

Should you have any further questions, please contact our Registrars, Northern Registrars, Northern House, Woodsome Park, Fenay Bridge, Huddersfield HD8 0LA.
Telephone 0870 607 0414 or email a&lshareholder@northernregistrars.co.uk

3. **By Attendance at the Meeting**
   You can attend the Meeting and vote. Please refer to the Notes to the Notice of Meeting on page 6.

Explanatory Notes on the Resolutions

a) **Adoption of the Annual Accounts and Declaration of the Final Dividend (Resolutions 1 and 2)**
Each year the Directors are required to lay the Annual Accounts (including the Auditors' Report) before shareholders.

The key financial results are summarised in the Summary Annual Report. More detailed information can be found in the full Annual Accounts available from Northern Registrars on request.

The Directors are recommending that a final dividend of 26.9 pence per ordinary share be paid to shareholders who are on the Company's share register at the close of business on 11 April 2003. If approved by the meeting, the final dividend will be paid on 12 May 2003.

b) **Election of Directors (Resolutions 3 – 6)**
There are three Directors retiring by 'rotation' and seeking re-election (under the Articles of Association one-third of current Directors must retire at each AGM and a Director shall retire by rotation if he/she held office as a Director at the two immediately preceding Annual General Meetings and did not retire at either of those meetings). In addition, as Mr. C S Rhodes was appointed to the board of directors of the Company on 1 June 2002 he is seeking election for the first time. Brief biographical details of the Directors standing for election or re-election appear on page 7.

c) **Appointment of Auditors (Resolution 7)**
A resolution will be put to the Meeting to appoint Deloitte & Touche as auditors for a further year. The Board seeks authorisation to agree the auditor's fees in accordance with normal practice.

d) **Approval of Directors' Remuneration Report (Resolution 8)**
This is a new requirement for listed Companies to prepare and seek shareholders approval of the Directors' Remuneration Report setting out the Company's remuneration policy. A summary of the Report appears in the Summary Annual Report which accompanies this booklet. A full copy of the Report is included in the Annual Accounts, available from Northern Registrars on request.

e) **Renewal of Authority to Allot Relevant Securities (Resolution 9)**
This resolution renews the Directors' authority to issue shares up to a maximum nominal amount of £80,674,000 until the earlier of fifteen months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company. This represents one third of the Company's issued ordinary share capital as at 14 February 2003.

The Directors have no current intention to exercise this authority except in relation to the exercise of options.

This authority expires on the earlier of fifteen months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

f) **Renewal of Authority to Allot Equity Securities for Cash (Resolution 10)**
Linked to Resolution 9 is a resolution which gives the Directors authority to issue new shares for cash without having to apply the so-called 'pre-emption rights' which would require the Company to offer new shares issued for cash to existing shareholders on a pro-rata basis according to the number of shares each shareholder holds. There are circumstances where to issue shares on this basis would cause practical problems for the Company and many companies therefore seek a limited authority to disapply pre-emption rights on the allotment of shares in connection with a rights issue and to the allotment of shares generally up to an aggregate nominal amount of £12,101,000.

The £12,101,000 nominal amount of equity securities to which this authority relates represents approximately 5% of the Company's issued ordinary share capital as at 14 February 2003. The authority under both parts of this resolution will expire on the earlier of fifteen months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

g) **Purchase by the Company of its Own Shares (Resolution 11)**
This resolution renews the authority of the Company to purchase its own shares for cancellation. The maximum number of shares which may be purchased under the proposed authority will be 48,404,000 shares representing approximately 10% of the issued ordinary share capital as at 14 February 2003.

A share buy-back programme involves the Company in repurchasing shares in the market which are then cancelled. This would only be done if the Board felt that it was a better use of the Company's existing capital resources to deliver capital targets, would be in the best interests of shareholders as a whole to do so and that such a step was likely to lead to an increase in earnings per share. The amount and timing of any such purchase would depend on market conditions and the matter would be approached flexibly in the light of circumstances. It has been the practice of the company to seek an annual renewal of a general authority. Approval of the resolution does not mean that the Company has power to compulsorily acquire shares from individual shareholders against their will.

The total number of options to subscribe for ordinary shares outstanding at 14 February 2003 (being the latest practicable date prior to publication of this notice) was 10.8 million which represented 2.2% of the issued share capital as at that date. If the Company were to purchase the maximum number of shares permitted by this resolution, the options outstanding at that date would represent 2.5% of the issued share capital as reduced following those purchases. There are no warrants.

This authority expires on the earlier of fifteen months from the date of the resolution and the conclusion of the next Annual General Meeting of the Company.

h) **Ordinary Resolutions on Political Donations (Resolutions 12 and 13)**
The Political Parties, Elections and Referendums Act 2000 requires companies to seek authority from shareholders before making donations to 'EU Political Organisations' or incurring EU Political Expenditure in excess of £5,000 in the 12 months period following each Annual General Meeting. The legislation is very widely drafted and in common with other companies, we have been advised that the legislation could even affect certain donations to or sponsorship of campaigning charities. For this reason the Company and its wholly owned subsidiary, Girobank plc, are again seeking a precautionary authority under the Act to ensure that the Group's programme of charitable donations is not adversely affected. **Alliance & Leicester plc does not make contributions for political purposes and has no intention of doing so.**

Directions to Carlton Park

Carlton Park is situated near to the village of Narborough, 2 miles south of the M1/M69 Junction (Junction 21 on the M1). From Junction 21, follow the A5460 signposted to Leicester. At the first roundabout (with Fosse Park opposite) turn right (4th exit) onto the B4114, signposted Narborough. Continue along this road across the next two roundabouts, following the signs for Narborough. The road passes under the M1. The Carlton Park filter road is immediately on the right after passing under the bridge and through a set of traffic lights.


NORTH
A563
M69 MOTORWAY
HILTON HOTEL
JUNCTION 21
A5460
FOSSE PARK SHOPPING CENTRE
NARBOROUGH ROAD SOUTH
SOAR VALLEY WAY
A563
M1 MOTORWAY
B582
B4114
POLICE HQ
ST JOHNS
BLABY ROAD
PUBLIC HOUSE
MAIN ENTRANCE
MAIN CAR PARK
CARLTON PARK
LEICESTER ROAD
B582
ENDERBY ROAD
KING EDWARD AVE
LEICESTER ROAD
B4114
NARBOROUGH VILLAGE
SOUTH

File No. 82-4964

Proxy Card

Alliance Leicester

Alliance & Leicester plc
Annual General Meeting 2003

RECEIVED 2005 JUL 15

You may submit your proxy electronically at www.alliance-leicester-shareholder.co.uk using the numbers below. This is the only address via which a valid electronic appointment can be made.

Company Code	Stock Code	Card ID	Password
ALLIANC	0000001	4LK6012N	08926492

I/We, the undersigned, being a shareholder of Alliance & Leicester plc (the "Company"), wish to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on a poll on my/our behalf at the Company's Annual General Meeting to be held on Tuesday 6 May 2003 and at any adjournment thereof:

Full Name of proxy ....

Address of proxy ....

If you do not wish the Chairman of the Meeting to be appointed complete the above details and cross out "Chairman of the Meeting" (see Notes overleaf).

Please indicate with an X how you wish your vote to be cast

Ordinary Business	For	Against
1. To receive the Directors' Report and Accounts and the Auditors' Report for the financial year ended 31 December 2002	☐	☐
2. To declare a final dividend	☐	☐
3. To re-elect Miss F A Cairncross as a Director	☐	☐
4. To re-elect Mr D J Bennett as a Director	☐	☐
5. To re-elect The Hon. D Brougham as a Director	☐	☐
6. To elect Mr C S Rhodes as a Director	☐	☐
7. To appoint Deloitte & Touche as auditors and to authorise the Directors to determine the remuneration of the auditors	☐	☐

Special Business	For	Against
8. To approve the Directors' Remuneration Report for the financial year ended 31 December 2002	☐	☐
9. To approve the Directors' authority to allot relevant securities	☐	☐
10. To approve the Directors' authority to allot equity securities for cash	☐	☐
11. To approve the purchase by the Company of its own shares	☐	☐
12. To authorise the Company to incur political expenditure	☐	☐
13. To authorise the Company's subsidiary Girobank plc to incur political expenditure	☐	☐

D0967938

This form must be signed and dated.

SIGN HERE

Signed

Dated

(For joint holders only one signature is required)

Should you wish the proxy to abstain on a particular resolution, please write "Abstain" across both boxes alongside the resolution. The person appointed proxy will exercise their discretion as to how they vote or whether they abstain from voting on any resolution on which you have not given specific instructions on how to vote and on any other business transacted at the Meeting. (Including but not limited to a motion to adjourn the Meeting or to amend a resolution). A corporation must execute this proxy under its common seal or under the hand of an authorised officer or attorney.

To be valid, this Proxy Card must be returned, together with the power of attorney or other authority, under which it is signed (if any) to the address overleaf so that it is received by no later than 48 hours before the Meeting commences.

You may choose to return your Proxy Card to our scrutineers via an Alliance & Leicester branch (please see the notes overleaf).

RESPONSE LICENCE No.
NEA 14506

2

Northern Registrars Ltd
Northern House
Woodsome Park
Fenay Bridge
HUDDERSFIELD
HD8 0FR

File No. 82-4964

Alliance Leicester

Alliance & Leicester plc
Annual General Meeting 2003

ShareSafe Direction Card

You may submit your proxy electronically at www.alliance-leicester-shareholder.co.uk using the numbers below. This is the onl address via which a valid electronic appointment can be made.

Company Code	Stock Code	Card ID	Password
ALLIANC	0000002	T72MF29V	10698339

I/We, the undersigned, direct Alliance & Leicester ShareSafe Limited ("ShareSafe"), to appoint the **Chairman of the Meeting** (or the person shown below) as proxy to attend and vote on a poll on my/our behalf at the Company's Annual General Meeting to be held on Tuesday 6 May 2003 and at any adjournment thereof:

Full Name of proxy ....

Address of proxy ....

If you do not wish the Chairman of the Meeting to be appointed complete the above details and cross out "Chairman of the Meeting".

Please indicate with an X how you wish your vote to be cast

Ordinary Business	For	Against
1. To receive the Directors' Report and Accounts and the Auditors' Report for the financial year ended 31 December 2002	☐	☐
2. To declare a final dividend	☐	☐
3. To re-elect Miss F A Cairncross as a Director	☐	☐
4. To re-elect Mr D J Bennett as a Director	☐	☐
5. To re-elect The Hon. D Brougham as a Director	☐	☐
6. To elect Mr C S Rhodes as a Director	☐	☐
7. To appoint Deloitte & Touche as auditors and to authorise the Directors to determine the remuneration of the auditors	☐	☐

Special Business	For	Against
8. To approve the Directors' Remuneration Report for the financial year ended 31 December 2002	☐	☐
9. To approve the Directors' authority to allot relevant securities	☐	☐
10. To approve the Directors' authority to allot equity securities for cash	☐	☐
11. To approve the purchase by the Company of its own shares	☐	☐
12. To authorise the Company to incur political expenditure	☐	☐
13. To authorise the Company's subsidiary Girobank plc to incur political expenditure	☐	☐

E6709910

This card must be signed and dated.

SIGN HERE

Signed

Dated

(For joint holders only one signature is required)

Should you wish the proxy to abstain on a particular resolution, please write "Abstain" across both boxes alongside the resolution. The person appointed proxy will exercise their discretion as to how they vote or whether they abstain from voting on any resolution on which you have not given specific instructions on how to vote and on any other business transacted at the Meeting (including but not limited to a motion to adjourn the Meeting or to amend a resolution).

To be valid, this Direction Form must be returned, together with the power of attorney or other authority, under which it is signed (if any) to the address overleaf so that it is received by no later than 48 hours before the Meeting commences.

You may choose to return your ShareSafe Card to our scrutineers via an Alliance & Leicester branch (please see the notes overleaf).

RESPONSE LICENCE No.
NEA 14506

2

Northern Registrars Ltd
Northern House
Woodsome Park
Fenay Bridge
HUDDERSFIELD
HD8 0FR

Alliance Leicester

2003 Interim Results

Highlights

FINANCIALS

- **Pre-tax profit up 12% to £262m (June 2002: £233m).**
- **Basic earnings per share up 17% to 39.2p (June 2002: 33.5p).**
- **Interim dividend up 10% to 14.3p per share (June 2002: 13.0p per share).**
- **Post-tax return on capital 21.7% (June 2002: 18.8%).**

PROGRESS AGAINST STRATEGIC TARGETS

... We are on track to achieve our primary target in 2003:

- **Double digit growth in earnings per share**

  Basic earnings per share increased by 17% in the first half of 2003, compared to the same period in 2002.

... We are also on track to achieve our supporting objectives of:

- **Accelerating revenue growth**

  Group revenues on a like for like basis (excluding credit card income and any distortion from significant property disposals) were 6.1% higher than in the same period in 2002, exceeding our target of 3.9%.

- **Delivering targeted cost reductions**

  We are on track to achieve our 2003 cost savings target of £50m compared to our 2000 core cost base.

- **Improving capital efficiency**

  During the first six months of 2003 we bought back 6.0m shares totalling £50.3m, reducing our tier 1 capital ratio to 8.4%.

...And asset quality remains strong.

KEY BUSINESS DEVELOPMENTS

- **In March 2003 the transfer of our credit card account opening and servicing operations to MBNA was completed successfully. This was the final stage of the implementation of our new credit card business model.**
- **On 7 July 2003 the Commercial Banking operations of Girobank and Sovereign Finance (our asset finance business) were rebranded Alliance & Leicester Commercial Bank.**
- **Over the past six months we have completed a review of the strategy for our Wholesale Banking operations, comprising Commercial Banking and Treasury. This identified the future shape for this business to drive long-term shareholder value. Alliance & Leicester Commercial Bank will in the future focus on products and markets where it has core competency and critical mass.**
- **During the first six months of 2003 the Group continued to see significant growth in internet-based product sales. Applications for Retail Banking's mortgage, personal loan and current account products via the internet more than doubled in the first half of 2003 compared to the same period in 2002.**

FRANCHISE GROWTH

- **Gross mortgage lending of £3.2bn, 20% higher than in the first half of 2002, an estimated market share of 2.6%. Net lending of £0.5bn, an estimated market share of around 1.2%.**
- **Unsecured personal loan gross advances of £1.1bn, up 47% compared to the first half of 2002, with no relaxation of lending criteria and asset quality remaining very strong.**
- **New current account openings of around 85,000, with continued growth in the account base.**
- **Personal customer deposit balances of £18.2bn (December 2002: £17.5bn).**
- **Commercial Banking delivered continued growth in business volumes, with cash handling volumes up 3%, cash sales to financial institutions of £19.3bn (June 2002: £6.4bn), lending balances up £0.5bn since 31 December 2002, and the number of small business current accounts increasing, with 7,800 new accounts opened.**
- **Average product holdings per personal customer increased from 1.63 to 1.65, achieving the strategic target set in 2000.**

Quote from Richard Pym, Group Chief Executive

"Our strategy continues to produce good results. We are meeting our targets. We are delivering double digit growth in earnings per share. Revenue growth is accelerating, and we continue to reduce our core costs and to improve our capital efficiency, whilst maintaining high asset quality.

"Customers are increasingly using direct banking, by phone and over the internet, for their transactions, a trend which is levelling the playing field in retail banking in our favour compared with competitors with larger branch networks.

"In Wholesale Banking, we have set out our new focused approach for future growth, based on established strengths and proven expertise.

"In all, therefore, we are confident about the future. We aim to continue to deliver value for our customers and for our shareholders."

Extracts from consolidated profit and loss account

	6 months 30.06.03 £m	6 months 30.06.02 £m	12 months 31.12.02 £m
Net interest income	373.2	382.4	757.4
Fees, commissions and other income	311.2	281.2	583.8
Operating income	684.4	663.6	1,341.2
Administrative expenses	(344.1)	(342.7)	(707.7)
Depreciation and amortisation	(48.2)	(47.8)	(95.3)
Provisions for bad and doubtful debts	(30.1)	(39.9)	(69.9)
Operating profit and profit on ordinary activities before tax	262.0	233.2	468.3
Tax on profit on ordinary activities	(72.1)	(64.2)	(128.0)
Profit on ordinary activities after tax	189.9	169.0	340.3
Minority interests – non-equity	(0.5)	(0.3)	(0.7)
Profit attributable to the shareholders of Alliance & Leicester plc	189.4	168.7	339.6
Dividends	(68.1)	(64.5)	(194.4)
Retained profit for the period	121.3	104.2	145.2
Earnings per ordinary share:			
Basic	39.2p	33.5p	68.0p
Diluted	38.9p	33.2p	67.4p
Dividend per share	14.3p	13.0p	39.9p

Extracts from consolidated balance sheet

	As at 30.06.03 £m	As at 30.06.02 £m	As at 31.12.02 £m
Cash, treasury assets and loans and advances to banks	12,720	10,268	10,852
Loans and advances to customers	29,914	28,301	28,892
Fixed assets	677	662	678
Other assets	753	711	827
Long-term assurance assets attributable to policyholders	–	211	–
Total assets	44,064	40,153	41,249
Deposits by banks and debt securities in issue	16,786	14,241	14,806
Customer accounts	22,906	21,328	22,360
Other liabilities	2,568	2,507	2,363
Total liabilities	42,260	38,076	39,529
Equity shareholders' funds	1,804	1,866	1,720
Long-term assurance liabilities to policyholders	–	211	–
Total liabilities and shareholder funds	44,064	40,153	41,249

Approved by the Board of Directors on 24 July 2003

Extracts from consolidated cash flow statement

	6 months 30.06.03 £m	6 months 30.06.02 £m	12 months 31.12.02 £m
Net cash inflow from operating activities	960.0	784.1	785.5
Returns on investments and servicing of finance	(11.5)	(11.7)	(41.8)
Taxation	(60.6)	(35.1)	(85.0)
Capital expenditure and financial investment	(860.3)	(597.6)	(1,298.3)
Acquisitions and disposals	53.7	54.4	1,137.3
Equity dividends paid	(130.4)	(123.5)	(188.0)
Net cash (outflow)/inflow before financing	(49.3)	70.6	309.7
Financing	113.3	3.0	(184.1)
Increase in cash	64.0	73.6	125.6

Notes to the interim financial information

Basis of preparation

The results for the year ended 31 December 2002 are not statutory accounts. A copy of the statutory accounts for that year has been delivered to the Registrar of Companies. The auditors' report on those accounts was not qualified.

This advertisement contains only a summary of the interim results 2003 report issued as part of the Stock Exchange Announcement by Alliance & Leicester plc on Friday 25 July 2003. The full Stock Exchange Announcement is available at our corporate website: www.alliance-leicester-group.co.uk or from Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL.

THE INDEPENDENT REVIEW REPORT INCLUDED IN THE FULL STOCK EXCHANGE ANNOUNCEMENT WAS AS FOLLOWS:

Introduction

We have been instructed by the Group to review the financial information for the six months ended 30 June 2003 which comprises the consolidated profit and loss account, the consolidated balance sheet, the reconciliation of movement in shareholders' funds and the consolidated cash flow statement. We have read the other information contained in the interim report and considered whether it contains any apparent misstatements or material inconsistencies with the financial information.

This report is made solely to the Group in accordance with Bulletin 1999/4 issued by the Auditing Practices Board. Our work has been undertaken so that we might state to the Group those matters we are required to state to them in an independent review report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Group, for our review work, for this report, or for the conclusions we have formed.

Directors' responsibilities

The interim report, including the financial information contained therein, is the responsibility of, and has been approved by, the directors. The directors are responsible for preparing the interim report in accordance with the Listing Rules of the Financial Services Authority which require that the accounting policies and presentation applied to the interim figures are consistent with those applied in preparing the preceding annual accounts except where any changes, and the reasons for them, are disclosed.

Review work performed

We conducted our review in accordance with the guidance contained in Bulletin 1999/4 issued by the Auditing Practices Board for use in the United Kingdom. A review consists principally of making enquiries of group management and applying analytical procedures to the financial information and underlying financial data and, based thereon, assessing whether the accounting policies and presentation have been consistently applied unless otherwise disclosed. A review excludes audit procedures such as tests of controls and verification of assets, liabilities and transactions. It is substantially less in scope than an audit performed in accordance with United Kingdom auditing standards and therefore provides a lower level of assurance than an audit. Accordingly, we do not express an audit opinion on the financial information.

Review conclusion

On the basis of our review we are not aware of any material modifications that should be made to the financial information as presented for the six months ended 30 June 2003.

Deloitte & Touche
Chartered Accountants
Birmingham, 24 July 2003

Further details can be obtained from: Alliance & Leicester plc, Carlton Park, Narborough, Leicester LE19 0AL or from our corporate website: www.alliance-leicester-group.co.uk

File No. 82-4964

Summary Annual Report 2002

Alliance Leicester


Our vision is to be
the most customer
focused financial
services provider in
the UK – bar none

Chairman's Message

Welcome to Alliance & Leicester's 2002 Summary Annual Report from Chairman John Windeler

Dear Shareholder

I am pleased to be able to report another successful year for Alliance & Leicester plc. During 2002 the Group made excellent progress in implementing our customer focused strategy, as shown in our financial results, which met our targets for revenues and costs. We have seen growth in sales across our business, and we are receiving increasing recognition amongst commentators of the benefits of our strategy.

Pre-tax profit in 2002 was £468m, up by 18% on 2001. Basic earnings per share were up 21% to 68.0p. The Board has proposed a final dividend of 26.9p, making a total dividend of 39.9p, a 10% increase on the equivalent figure for 2001. We also bought back and cancelled 22.7m shares costing £188m, improving our capital efficiency.

Whilst the economic outlook is uncertain, we are confident that by maintaining our focus on driving real value, on simplification and on excellent customer service, Alliance & Leicester will continue to be successful in 2003.

John R. Windeler, Chairman

18%
increase in pre-tax profits (to £468m)

150
years of great products and service

68.0p
basic earnings per share (up 21%)



Summary Directors' Report

Activities and Business Review
The principal activity of Alliance & Leicester plc and its subsidiaries is the provision of a comprehensive range of banking and financial services to personal, business and public sector customers.

The Group's business during the year and future plans are reviewed within the Chairman's Message and Group Chief Executive's Statement.

Results and Dividends
The profit on ordinary activities before tax for the year ended 31 December 2002 was £468.3m (2001: £396.4m).

An interim dividend of 13.0 pence per share (2001: 11.8 pence per share) was paid on 14 October 2002.

The directors propose a final dividend for the year of 26.9 pence per share (2001: 24.5 pence per share) to be paid on 12 May 2003.

Directors
The following persons were directors of the Company during the year:

J R Windeler *Chairman*

M P S Barton *Deputy Chairman*

R A Pym *Group Chief Executive*
(Group Chief Executive from 1 June 2002)

M J Allen

R L Banks

D J Bennett

The Hon D Brougham

F A Cairncross

G N Corah *(to 23 January 2002)*

R M McTighe

C S Rhodes *(from 1 June 2002)*

E J Watts

Report of the Independent Auditors
The independent auditors' report on the full accounts for the year ended 31 December 2002 was unqualified and did not contain a statement under section 251 of the Companies Act 1985.

Profit attributable to shareholders
Profit earned in the year available to pay dividends to shareholders and re-invest in the business.

Dividends
Amounts paid to shareholders comprising the interim dividend in October 2002 and final dividend payable in May 2003 (subject to approval at the AGM).

Earnings per share
This is calculated by dividing profits made by the Group of £339.6m by the average number of shares in issue of 499.4m.

Loans and advances to customers
This mainly consists of residential mortgages (£23,457m), unsecured personal loans (£2,136m), commercial loans (£1,425m) and leases (£1,591m).

Customer accounts
This comprises retail deposits (savings accounts, current accounts etc.) of £17,546m and commercial deposits of £4,814m.

Shareholders' funds
Cumulative retained profits and capital required to support the business.

Summary Financial Statement

Summary Consolidated Profit & Loss Account for the year ended 31 December 2002

	2002 £m	2001 (restated) £m
Net interest income	757.4	767.8
Non-interest income	583.8	508.1
Administrative expenses	(707.7)	(731.2)
Depreciation and amortisation	(95.3)	(84.9)
Provisions for bad and doubtful debts	(69.9)	(63.4)
Profit on ordinary activities before tax	468.3	396.4
Tax on profit on ordinary activities	(128.0)	(112.0)
Profit on ordinary activities after tax	340.3	284.4
Minority interests – non-equity	(0.7)	(0.3)
Profit attributable to the shareholders of Alliance & Leicester plc	339.6	284.1
Dividends	(194.4)	(182.5)
Retained profit for the year	145.2	101.6
Basic earnings per ordinary share	68.0p	56.4p
Diluted earnings per ordinary share	67.4p	56.0p

Summary Consolidated Balance Sheet as at 31 December 2002

	2002 £m	2001 (restated) £m
ASSETS		
Cash, treasury bills and other eligible bills	537.5	498.7
Loans and advances to banks	813.1	1,719.8
Items in the course of collection from other banks	147.1	171.5
Loans and advances to customers	28,891.8	27,381.6
Debt securities	9,501.5	8,210.5
Intangible fixed assets	3.5	2.8
Tangible fixed assets	673.5	642.3
Other assets and prepayments	680.6	500.2
Long-term assurance business attributable to shareholders	-	82.8
Long-term assurance assets attributable to policyholders	-	230.3
Total Assets	**41,248.6**	**39,440.5**
LIABILITIES		
Deposits by banks	2,701.6	1,991.2
Items in the course of transmission to other banks	289.7	231.0
Customer accounts	22,360.1	22,099.8
Debt securities in issue	12,103.8	11,053.9
Other liabilities	1,279.5	1,283.9
Provisions for liabilities and charges	182.7	181.4
Subordinated liabilities	609.9	609.5
Minority interests – non-equity	1.5	0.8
Shareholders' funds (equity)	1,719.8	1,758.7
Long-term assurance liabilities to policyholders	-	230.3
Total Liabilities	**41,248.6**	**39,440.5**
Memorandum items: Commitments and contingent liabilities	745.3	1,132.2

The 2001 results have been restated for two changes in accounting policy:
(i) The Group has adopted FRS 19 "Deferred Tax". Previously, deferred tax was provided only on assets and liabilities where it was expected that the tax would crystallise in the foreseeable future. Now, under FRS 19, deferred tax is provided on all timing differences which have not reversed by the balance sheet date. This has resulted in an increase of £2.9m in the tax charge for 2001 and an increase in 'Other liabilities' of £5.9m at 31 December 2001.
(ii) The Group has adopted ICAEW guidance on accounting for fees earned from high loan-to-value mortgages. As a result, 'Net interest income' for 2001 has increased by £13.2m with a corresponding decrease in 'Non-interest income'. 'Loans and advances to customers' at 31 December 2001 have decreased by £36.1m, with a corresponding decrease in 'Other liabilities'.

Approved by the Board of Directors on 20 February 2003 and signed on its behalf by: R A Pym, Group Chief Executive and D J Bennett, Group Finance Director.

Summary Directors' Remuneration Report

Remuneration Committee

Executive directors' remuneration is determined by a Committee of non-executive directors, chaired by the Deputy Chairman and senior independent non-executive director Mr M P S Barton. The Committee is advised by independent advisers on various areas of remuneration.

Statement of Remuneration Policy

The Board's remuneration policy is that individual rewards and incentives should be aligned with the performance of the Group and the interests of its shareholders. Remuneration should be set so as to attract and retain high calibre executives and to encourage and reward superior business performance.

Annual salary has been, and will continue to be, set at market median to remain competitive in the market place. Bonuses will be based on delivery of targets, and long term incentive plans based on Earnings Per Share and Total Shareholder Return (TSR) performance criteria.

Executive directors will be required to build up and retain a minimum shareholding in the Company to a value equivalent to their annual salary.

Performance Graph

A performance graph below sets out the Company's performance in comparison with the FTSE 100 Index, which was chosen as it is a broad equity market index consisting of companies of similar complexity and size to the Company.

TSR: Alliance & Leicester v FTSE 100
1.1.98 — 31.12.02



160
140
120
100
80
'98
'99
'00
'01
'02
TSR = Movement in share price plus reinvested dividends
Alliance & Leicester
FTSE 100

The Remuneration Package for Executive Directors

The main elements of the remuneration package are a basic salary, an annual discretionary bonus, long-term incentive schemes and pension.

Long-Term Incentive Schemes
Deferred Bonus Scheme

Executive directors receive between 25% and 100% of their annual bonus in the form of 'deferred shares'. The Company may 'match' an award of deferred shares on the basis of up to three matched shares for each deferred share for upper quartile Total Shareholder Return performance over a three-year period relative to a peer group of Retail Banks.

Share Options

Under the Scheme rules, share options may be granted over shares with a value that cannot normally exceed two times basic salary per annum. Annual grants have typically been up to one times basic salary. Options are exercisable at the share price at grant, so any benefit is dependent upon a subsequent share price increase. Options cannot normally be exercised for three years from the date of grant and become exercisable only if growth in Earnings Per Share exceeds the increase in the Retail Price Index by at least 9% over a three-year period.

Executive directors may also participate in the Company's existing Employee Share Schemes such as the SAYE Share Option Scheme and the Share Incentive Plan, on the same basis as all other employees.

Pensions

Executive directors are members of a defined benefit pension scheme.

Other Benefits

Executive directors are eligible for a range of benefits, which include the provision of company cars, life assurance, concessionary mortgage and private medical insurance.

Remuneration for Non-Executive Directors

The fees of the non-executive directors are determined by the Board as a whole in the light of recommendations by the Group Chief Executive. Other benefits for non-executive directors include the reimbursement of travel and other incidental expenses for attendance at Board or other meetings in connection with the Company's business. No options are granted to non-executive directors.

Mr J R Windeler (Chairman) is employed under a contract terminable on three months' notice, until his 60th birthday (in March 2003). Thereafter he will continue as a non-executive director on the basis of an appointment letter similar to that applicable to other non-executive directors, subject to three months' notice. He participates in the Company Pension Scheme until his 60th birthday and retains share options granted whilst an executive director.

Service Contracts

With the exception of Mr J R Windeler (Chairman) the non-executive directors do not have service contracts with the Company, and the Company may terminate their appointments at any time without payment of compensation.

Executive directors have contracts that continue until terminated by twelve months' notice. If the employment of an executive director is terminated by the Company for any reason (other than due cause) without notice being given, he is entitled to receive payment of twelve months' basic salary and pension benefits and his last bonus, plus an additional three months' basic salary and pension benefits at the discretion of the Remuneration Committee as a "good leaver", or an additional six months' basic salary and pension benefits where employment is terminated by the Company within six months of a change of control of the Company.

Directors' Emoluments

	Salaries /Fees £000	Cash Bonus £000	Deferred Bonus £000	Other Benefits £000	**Total 2002 £000**	Total 2001 £000
Chairman*						
J R Windeler	414	286	–	12	**712**	694
Executive Directors*						
R A Pym	421	337	169	21	**948**	565
R L Banks	248	164	88	20	**520**	350
D J Bennett	301	218	73	6	**598**	398
P D McNamara (to 1.10.01)	–	–	–	–	**–**	907
C S Rhodes (from 1.6.02)	145	136	67	–	**348**	–
Subtotal	1,529	1,141	397	59	**3,126**	2,914
Non-Executive Directors						
M J Allen	43	–	–	–	**43**	39
M P S Barton	111	–	–	–	**111**	88
The Hon						
D Brougham	53	–	–	–	**53**	42
F A Cairncross	46	–	–	–	**46**	39
G N Corah (to 23.01.02)	3	–	–	4	**7**	48
R M McTighe	40	–	–	–	**40**	34
E J Watts	38	–	–	–	**38**	33
Subtotal	334	–	–	4	**338**	323
Total	1,863	1,141	397	63	**3,464**	3,237

* The Chairman and all of the executive directors are members of the defined benefit section of the Alliance & Leicester Pension Scheme.

The aggregate gain on the exercise of share options was £51,000.

Independent Auditors' Report

Independent Auditors' Statement to the Members of Alliance & Leicester plc

We have examined the summary financial statement, which comprises the summary consolidated profit and loss account and summary consolidated balance sheet, and the summary directors' report.

This report is made solely to the Company's members, as a body, in accordance with section 251 of the Companies Act 1985. Our work has been undertaken so that we might state to the Company's members those matters we are required to state to them in an auditors' report and for no other purpose. To the fullest extent permitted by law, we do not accept or assume responsibility to anyone other than the Company and the Company's members as a body, for our audit work, for this report, for our audit report, or for the opinions we have formed.

Respective Responsibilities of Directors and Auditors

The directors are responsible for preparing the summary annual report in accordance with applicable United Kingdom law. Our responsibility is to report to you our opinion on the consistency of the summary financial statement with the full annual accounts, the directors' report and the directors' remuneration report, and its compliance with the relevant requirements of section 251 of the Companies Act 1985 and the regulations made thereunder. We also read the other information contained in the summary annual report and consider the implications for our report if we become aware of any apparent misstatements or material inconsistencies with the summary financial statement.

Basis of Opinion

We conducted our work in accordance with bulletin 1999/6 'The Auditors' Statement on the Summary Financial Statement', issued by the United Kingdom Auditing Practices Board.

Opinion

In our opinion, the summary financial statement is consistent with the full annual accounts, the directors' report and the directors' remuneration report of Alliance & Leicester plc for the year ended 31 December 2002 and Companies Act 1985, and the regulations made thereunder.

Deloitte & Touche
Chartered Accountants and Registered Auditors
Birmingham
20 February 2003

Group Chief Executive's Statement

Richard Pym summarises Alliance & Leicester's business performance in 2002

We are making good progress towards delivering our vision of becoming "the most customer focused financial services provider in the UK – bar none". In 2003 we will continue to implement that vision by continuing to offer our customers good value products, friendly and approachable customer service, straightforward communications and by recognising and rewarding customers who buy additional products from us.

Our Retail Banking business has had an excellent year in 2002. Pre-tax profit was up 14% to £432m; income was up over 5%, costs were down 2%, and asset quality remains strong.

Retail Banking's core products of mortgages, savings, current accounts and unsecured personal loans all saw franchise growth. During 2002 we achieved record gross mortgage lending of £6.4bn, grew our personal customer deposit balances to £17.5bn, opened 184,000 new current accounts and increased profits from unsecured personal lending by 34%.

Pre-tax profit in our Commercial Banking division was £70m, compared to £74m in 2001. This reflected £9m of increased costs associated with changes to the market for cash in the UK and the role of the Post Office in the cash cycle. During 2002 we put in place new processes to prepare ourselves for the changing future of that market. Commercial Banking saw growth in each of its main businesses, including increases in the amount of cash we handled and sold, and in the number of small business accounts we opened.

The quality of our balance sheet is of immense importance to Alliance & Leicester. We have maintained our rigorous policies to ensure that we accept only high quality business, and this has been reflected in our asset quality – which remains strong.

In July 2002 we announced the extension of our already successful partnership with Legal & General. As well as investment products, Legal & General now also supply the life assurance products which we sell to our customers. In August 2002, we announced the sale of our credit card accounts to MBNA. The credit card market is a global market, and partnering with a major world-wide player means that we can continue to offer our customers very attractive products, whilst focusing our own resources on what we do best.

We celebrated Alliance & Leicester's 150th Anniversary on 15 November 2002. From our origins in Leicester, the Group has grown, both organically and via acquisitions, to be a leading player in UK financial services. With so much good work put in place in 2002, and 150 years of experience behind us, we look forward to the future with confidence.

Richard A. Pym, Group Chief Executive



10%
increase in dividend payment
(to 39.9p per share)

Understanding Your Investment

Answers to some frequently-asked shareholder questions

When will I receive my dividend?
Dividends are paid twice a year. Normally an interim dividend is paid in October, based on the results for the first six months, and a final dividend is paid in May, based on the full annual results.

How much dividend will I receive?
The interim dividend paid on 14 October 2002 was 13.0p per share. The Board has proposed a final dividend of 26.9p per share, due to be paid on 12 May 2003. The final dividend needs to be approved at the Company's Annual General Meeting on 6 May 2003.

Your total dividend based on the 2002 results will therefore amount to 39.9p per share, compared to 36.3p for the 2001 results, a 10% increase.

Do I pay tax on my dividend?
Tax is basically deducted at a rate of 10% from your dividend which is not reclaimable from the Inland Revenue. If you are a higher rate tax payer you will have further tax to pay on your dividend via the Inland Revenue's Self Assessment system.

For more information about Alliance & Leicester visit our website at
www.alliance-leicester.co.uk

How does the return I get on my shares compare to investing my money in a savings account?
Share prices move up and down, so calculating a return on the shares is very difficult. However, based on a share price of say £7.50 per share, a 39.9p dividend would represent a 5.3% return before tax. This compares very favourably with savings accounts where returns typically range between 3% and 4% before tax.

The reason for the lower return on savings accounts is that this investment is virtually risk free, whereas returns from shares are more volatile.


FINANCIAL MAIL

Shareholder Information

This Summary Annual Report is a summary of information in the Annual Report & Accounts (it does not contain sufficient information to allow a full understanding of the results and state of affairs of the Group).

The 2002 Annual Report & Accounts is available from the following sources:

By telephoning our Registrars on 0870 607 0414 or writing to them at the address below.

By logging onto our corporate website **www.alliance-leicester-group.co.uk**
The Annual Report & Accounts can only be viewed or printed from this website.

By logging onto our new shareholder website **www.alliance-leicester-shareholder.co.uk**
A copy of the Annual Report & Accounts can be requested.

New Shareholder Website
You can view your shareholding at
www.alliance-leicester-shareholder.co.uk

Through this secure facility you can:
- Vote at the AGM with electronic proxy appointment
- Change your address on-line

Also, soon you will be able to mandate Alliance & Leicester dividends to your bank or building society account.

Registrars Address
Northern Registrars
Northern House
Woodsome Park
Fenay Bridge
Huddersfield HD8 0LA

Alliance & Leicester plc
Registered Office
Carlton Park
Narborough
Leicester LE19 0AL
Company No. 3263713
Registered in England